Filed pursuant to Rule 424(b)(3)
Registration No. 333-166653

LIBERTY ACQUISITION HOLDINGS CORP.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

To the Stockholders and Warrantholders of Liberty Acquisition Holdings Corp.:

You are cordially invited to attend the special meetings of the warrantholders and stockholders of Liberty Acquisition Holdings Corp., or Liberty, which Liberty will hold at 10:00 a.m. and 10:30 a.m., respectively, Eastern time, on November 24, 2010, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166.

At the special meeting of stockholders, Liberty will ask its stockholders to approve a business combination by the approval and adoption of a business combination agreement that Liberty has entered into with Promotora de Informaciones, S.A., or Prisa, Spain’s largest media conglomerate. If Liberty stockholders approve and adopt the business combination agreement and the parties consummate the business combination, each outstanding share of Liberty common stock will be exchanged for either, at the option of the stockholder, $10.00 in cash or the following mixed consideration: (i) 1.5 newly created Prisa Class A ordinary shares, (ii) 3.0 newly created Prisa Class B convertible non-voting shares and (iii) $0.50 in cash, as well as cash in lieu of any fractional shares. A holder may elect to receive the $10.00 per share cash alternative or the mixed consideration with respect to any or all of its shares. If a holder has made a valid election with respect to any or all of its shares for either the $10.00 per share cash alternative or to receive the mixed consideration, it will only receive this consideration if the business combination is completed. If the business combination is not completed and the liquidation proposal described below is approved by Liberty’s stockholders, Liberty expects that Liberty stockholders will receive approximately $9.87 per share upon liquidation of Liberty. Prisa will not be required to complete the business combination if holders of Liberty common stock elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation for a total of more than 80 million shares of Liberty common stock. The Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be represented by Prisa American Depositary Shares, or Prisa ADSs, with each Prisa ADS-A representing 4 Prisa Class A ordinary shares and each Prisa ADS-NV representing 4 Prisa Class B convertible non-voting shares. Prisa and Liberty estimate that Prisa will issue up to approximately 225 million Prisa Class A ordinary shares and up to approximately 403 million Prisa Class B convertible non-voting shares in the business combination. As a result of the business combination, Liberty will become a wholly owned subsidiary of Prisa.

Prisa and Liberty anticipate that the Prisa ADSs to be issued to Liberty’s stockholders and warrantholders (in the warrant exchange described below) will represent between 51.6% and 57.7% of the outstanding capital stock of Prisa on a fully diluted basis assuming conversion of all Class B convertible non-voting shares into Class A ordinary shares (depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing to receive $10.00 per share in cash and assuming that the expected Prisa warrant issuance occurs as described in this proxy statement/prospectus). At the closing of the business combination, former Liberty stockholders and warrantholders would own between approximately 45.0% and 50.6% of the outstanding Class A ordinary shares of Prisa, without giving effect to the potential conversion of the Prisa Class B convertible non-voting shares of Prisa (depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing to receive $10.00 per share in cash and assuming that the expected Prisa warrant issuance occurs as described in this proxy statement/prospectus).

The Prisa Class A ordinary shares to be issued by Prisa will have the same rights as the existing ordinary shares of Prisa, subject to amendments to Prisa’s bylaws to be made in connection with the business combination and described in this proxy statement/prospectus. The market prices of Prisa ordinary shares and Liberty common stock and warrants will fluctuate before Liberty and Prisa consummate the business combination. You should obtain current price quotations for these securities. Prisa ordinary shares trade on the Spanish Continuous Market Exchange (Sistema de Interconexión Bursátil-Mercado Continuo) under the symbol “PRS.MC.” Liberty common stock trades on the NYSE Amex under the symbol “LIA.” Liberty’s warrants trade on the NYSE Amex under the symbol “LIA.WS.” There will be no adjustment to the exchange ratios for the share consideration in the business combination for changes in the market price of Prisa ordinary shares or Liberty common stock or warrants. On October 25, 2010, the date of this proxy statement/prospectus, the closing price per Prisa ordinary share on the Spanish Continuous Market Exchange was €1.74 ($2.43 based on the closing spot rate as published by Bloomberg at 5:00 Eastern time on October 25, 2010).

There is no current trading in Prisa Class B convertible non-voting shares or any similar class of Prisa capital stock.

In connection with the business combination, Liberty has separately negotiated and entered into preferred stock purchase agreements with its sponsors (Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC) and certain third party investors, pursuant to which the sponsors and investors agreed to purchase shares of specified newly created series of Liberty non-voting preferred stock, for an aggregate purchase price of $500 million. The purpose of these sales is to provide additional funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. All shares of preferred stock to be issued by Liberty under the preferred stock purchase agreements will be exchanged in the business combination for a combination of cash and/or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares. The relative amounts of cash and Prisa shares to be received by the preferred stockholders in the business combination will vary depending upon the total number of shares of Liberty common stock as to which the holder elects the $10.00 per share cash alternative or validly exercises its redemption rights, as described in this proxy statement/prospectus. Liberty and Prisa expect that the availability of the cash alternative will significantly reduce, or eliminate, the number of Liberty common stockholders who elect to exercise their redemption rights and vote against the transaction, thus increasing the likelihood that the business combination will be approved. The sale of the preferred stock allows Liberty and Prisa to make the cash alternative available to Liberty stockholders in the business combination for up to $800 million of cash consideration without any material increase in the number of Prisa shares issuable in connection with the business combination.

At the special meeting of stockholders, Liberty will also ask its stockholders to approve a change in Liberty’s state of incorporation from Delaware to Virginia by means of a merger of Liberty into a wholly owned Virginia subsidiary as the first step of the business combination. At the special meeting, you will also be asked to consider a proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus, which proposal may be abandoned by Liberty’s board of directors, notwithstanding approval of such proposal by Liberty’s stockholders, as described in this proxy statement/prospectus. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

The approval of the business combination requires the affirmative vote of at least a majority of the shares of Liberty common stock outstanding as of the record date. If the business combination is not approved, Liberty stockholders will not be entitled to receive the $10.00 per share cash alternative. If holders of 30% or more of the shares issued in Liberty’s initial public offering vote such shares against approving the business combination and validly elect redemption of their shares for a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s initial public offering are held, then Liberty will not be able to consummate the business combination, regardless of whether a majority of the outstanding shares of Liberty common stock vote in favor of approving the business combination. Each of Liberty’s sponsors and Liberty’s independent directors, all of which are collectively referred to as Liberty’s founders, have agreed with Liberty and the underwriters of Liberty’s initial public offering to vote all of their shares of Liberty common stock acquired prior to the initial public offering in accordance with the vote of the majority of the shares of common stock issued in Liberty’s initial public offering voted at the stockholders meeting on the business combination proposal. In addition, Liberty’s founders have agreed with the same parties to vote any shares of Liberty common stock acquired by them in the open market after the initial public offering in favor of the business combination proposal.

At the special meeting of warrantholders, Liberty will ask its warrantholders to approve and consent to an amendment to the terms of the warrant agreement governing Liberty’s outstanding warrants. Under this amendment, in connection with the consummation of the business combination, each of Liberty’s then outstanding warrants will be exchanged for (i) cash in the amount of $0.90 and (ii) 0.45 Prisa Class A ordinary shares, to be represented by Prisa ADS-As, and cash in lieu of any fractional shares. Approval of the warrant amendment requires the written consent of the registered holders of at least a majority of Liberty’s warrants issued and outstanding as of the record date. Under a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, with respect to all of their warrants (representing approximately 32.3% of the total outstanding Liberty warrants as of the record date), to consent to the warrant amendment. The warrantholders are not entitled to vote on the business combination proposal. The approval of the warrant amendment is a condition to consummate the transactions contemplated by the business combination agreement. However, if the parties do not complete the business combination, they will not enter into the proposed amendment to the warrant agreement, even if warrantholders have previously approved the amendment.

This proxy statement/prospectus provides a detailed description of the proposed business combination, the proposed warrant amendment and the consideration that you will be entitled to receive if Liberty and Prisa consummate the business combination. I urge you to read these materials carefully. Please pay particular attention to the “Risk Factors” beginning on page 36 for a discussion of risks related to the business combination.

Liberty’s board of directors has unanimously approved the business combination, the business combination agreement and the warrant agreement amendment. Liberty calls to the attention of its stockholders that it is possible that Liberty’s stockholders could attempt to bring claims against Liberty on the basis that some aspects of the business combination are inconsistent with the disclosure contained in the prospectus issued by Liberty in connection with its initial public offering, including the following:

•	Liberty’s IPO prospectus disclosed that Liberty “will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses.” However, in the proposed business combination, Liberty itself is not acquiring anything, but rather its stockholders are exchanging their shares of Liberty common stock for a majority of the outstanding equity interests in the target business.

•	Liberty’s IPO prospectus did not disclose or contemplate that the terms of a future business combination would include a cash election in an amount greater than the redemption value of the Liberty common stock. The cash election may have the effect of significantly reducing or eliminating the possibility that stockholders who do not wish to receive Prisa securities in the business combination will vote against the business combination, in which event they would risk receiving only the estimated $9.87 per share liquidation value for their shares if the proposed business combination is not approved, rather than the $10.00 per share cash election amount they would receive if the proposed business combination is approved and consummated and they made the cash election.

•	Liberty’s IPO prospectus, which related to the sale of units consisting of common stock and warrants, disclosed that any proposed business combination would require the approval of the holders of Liberty common stock and did not mention that a business combination may require the approval of other persons, including warrantholders. However, the proposed business combination requires the approval of both the holders of Liberty common stock and the Liberty warrantholders since approval of the warrant agreement amendment is a condition to the consummation of the business combination.

•	Liberty’s IPO prospectus did not disclose or contemplate that the waiver of the obligations of the sponsors to consummate a $60 million co-investment might be a condition to a proposed business combination.

Liberty’s board has fixed the close of business on October 25, 2010, as the record date for the determination of stockholders and warrantholders entitled to notice of and to vote at the special meeting of stockholders and the special meeting of warrantholders, respectively, and at any adjournments or postponements thereof.

Whether or not you plan to attend the special meeting of stockholders or the special meeting of warrantholders, please submit your proxy by signing, dating and returning the enclosed proxy card(s) in the pre-addressed postage paid envelope. If your shares or warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares and/or warrants, or if you wish to attend the special meeting of stockholders or the special meeting of warrantholders and vote/consent in person, you must obtain a “Legal Proxy” from your broker or bank. If you do not submit your proxy or vote/consent in person at the special meeting of stockholders or the special meeting of warrantholders, or if you hold your shares or warrants through a broker or bank and you do not instruct your broker how to vote your shares or warrants or obtain a proxy from your broker or bank to vote in person at the special meeting of stockholders or the special meeting of warrantholders, it will have the same effect as a vote against certain proposals presented to the stockholders and warrantholders, as more fully described in this proxy statement/prospectus.

Thank you for your participation.  We look forward to your continued support.

Cordially,

LIBERTY ACQUISITION HOLDINGS CORP.

Nicolas Berggruen
President and Chief Executive Officer

October 25, 2010

IF YOU WISH TO ELECT TO RECEIVE THE $10.00 PER SHARE CASH ALTERNATIVE FOR ANY OF YOUR SHARES OF LIBERTY COMMON STOCK, YOU MUST COMPLETE AND SUBMIT TO CITIBANK, N.A., THE EXCHANGE AGENT FOR THE BUSINESS COMBINATION, A PROPERLY COMPLETED FORM OF ELECTION AND THE OTHER REQUIRED DOCUMENTS PRIOR TO THE ELECTION DEADLINE DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS. IF THE EXCHANGE AGENT DOES NOT RECEIVE A PROPERLY COMPLETED FORM OF ELECTION FROM YOU BEFORE THE ELECTION DEADLINE, TOGETHER WITH THE STOCK CERTIFICATES YOU WISH TO EXCHANGE, PROPERLY ENDORSED FOR TRANSFER, OR A BOOK-ENTRY DELIVERY OF SHARES AS DESCRIBED IN THE FORM OF ELECTION, THEN YOUR SHARES OF LIBERTY COMMON STOCK WILL BE DEEMED TO BE “NON-ELECTING SHARES” AND THESE SHARES WILL BE EXCHANGED FOR THE RIGHT TO RECEIVE THE MIXED CONSIDERATION IN THE SHARE EXCHANGE. YOU BEAR THE RISK OF DELIVERY AND SHOULD SEND ANY FORM OF ELECTION BY COURIER TO THE APPROPRIATE ADDRESS SHOWN IN THE FORM OF ELECTION. NONE OF PRISA, LIBERTY NOR THE EXCHANGE AGENT HAS ANY OBLIGATION TO NOTIFY HOLDERS OF LIBERTY COMMON STOCK OF ANY DEFECT IN A FORM OF ELECTION SUBMITTED TO THE EXCHANGE AGENT.

IF YOU RETURN YOUR PROXY CARD COVERING LIBERTY SHARES WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE YOUR SHARES, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS SUBMITTED TO STOCKHOLDERS. IN THAT EVENT, A LIBERTY STOCKHOLDER WILL NOT BE ELIGIBLE TO HAVE ITS SHARES REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT IN WHICH A SUBSTANTIAL PORTION OF THE PROCEEDS OF LIBERTY’S INITIAL PUBLIC OFFERING ARE HELD. IN ORDER TO EXERCISE ITS REDEMPTION RIGHTS, A LIBERTY STOCKHOLDER MUST (I) VOTE AGAINST THE BUSINESS COMBINATION PROPOSAL, (II) DELIVER TO LIBERTY NOTICE OF ITS ELECTION TO HAVE LIBERTY REDEEM ITS SHARES FOR CASH AND (III) TENDER ITS SHARES TO LIBERTY’S TRANSFER AGENT, IN EACH CASE NO LATER THAN IMMEDIATELY PRIOR TO THE VOTE ON THE BUSINESS COMBINATION PROPOSAL AT THE SPECIAL MEETING OF STOCKHOLDERS. A LIBERTY STOCKHOLDER MAY TENDER ITS SHARES BY EITHER DELIVERING THE STOCK CERTIFICATE TO THE TRANSFER AGENT OR DELIVERING THE SHARES ELECTRONICALLY THROUGH THE DEPOSITORY TRUST COMPANY DWAC SYSTEM. IF LIBERTY AND PRISA DO NOT COMPLETE THE BUSINESS COMBINATION, THEN THESE SHARES WILL NOT BE REDEEMED FOR A PRO RATA PORTION OF THE TRUST ACCOUNT. IF A LIBERTY STOCKHOLDER HOLDS THE SHARES THROUGH A BROKERAGE FIRM OR BANK, IT MUST INSTRUCT THE ACCOUNT EXECUTIVE AT ITS BROKER OR BANK TO WITHDRAW THE SHARES FROM ITS ACCOUNT IN ORDER TO EXERCISE ITS REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF LIBERTY WARRANTHOLDERS AND SPECIAL MEETING OF LIBERTY STOCKHOLDERS—

REDEMPTION RIGHTS,” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Liberty consummated its initial public offering on December 12, 2007. Citigroup Global Markets, Inc. and Lehman Brothers Inc. acted as underwriters in the initial public offering and, upon completion of the business combination, Citigroup and Barclays Capital Inc. (as successor to Lehman Brothers) will be entitled to receive deferred underwriting commissions of approximately $13.4 million and $7.2 million, respectively, representing an aggregate reduction of approximately $6.9 million in the deferred underwriting commissions to which they would otherwise be entitled upon a business combination. If the business combination is not consummated and Liberty is required to be liquidated, the underwriters will not receive any of these funds and the funds will be returned to Liberty’s public stockholders upon its liquidation. Liberty also has engaged Citigroup and Barclays as its capital markets advisors in connection with the business combination described in this proxy statement/prospectus for no additional consideration. In addition, an affiliate of Citigroup is acting as depositary agent for the Prisa ADSs to be issued in the business combination for which the Citigroup affiliate will receive fees described in this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined that this proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 25, 2010 and is first being mailed to Liberty stockholders and warrantholders on or about October 26, 2010.

LIBERTY ACQUISITION HOLDINGS CORP.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

NOTICE OF SPECIAL MEETING OF WARRANTHOLDERS
TO BE HELD ON NOVEMBER 24, 2010

To the Warrantholders of Liberty Acquisition Holdings Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of warrantholders of Liberty Acquisition Holdings Corp., a Delaware corporation, or Liberty, will be held at 10:00 a.m. Eastern time, on November 24, 2010, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York 10166, to approve and consent to a proposal to amend the warrant agreement which governs the terms of all of Liberty’s outstanding warrants (consisting, as of the record date, of 51,750,000 publicly held warrants, 12,000,000 warrants held by Liberty’s sponsors, referred to as the sponsors’ warrants, and 12,937,500 warrants held by the sponsors and Liberty’s three independent directors, referred to as the founders’ warrants) in connection with Liberty’s consummation of the transactions contemplated by the amended and restated business combination agreement, dated as of August 4, 2010, among Promotora de Informaciones, S.A., or Prisa, Liberty and Liberty Acquisition Holdings Virginia, Inc., or Liberty Virginia, as amended by Amendment No. 1 on August 13, 2010, and as it may be further amended from time to time. The amendments to the terms of the warrant agreement, which are referred to as the warrant amendment proposal, would cause each of Liberty’s then outstanding warrants to be exchanged in connection with the consummation of the business combination for (i) cash in the amount of $0.90 and (ii) 0.45 newly created Prisa Class A ordinary shares and cash in lieu of any fractional shares. The Prisa Class A ordinary shares will be represented by Prisa American Depositary Shares, or Prisa ADSs, with each Prisa ADS-A representing 4 Prisa Class A ordinary shares.

These items of business are described in this proxy statement/prospectus, which we encourage you to read in its entirety before delivering your proxy or proxies.

Liberty’s board of directors has fixed the close of business on October 25, 2010, as the record date for the determination of warrantholders entitled to notice of and to vote/consent at the special meeting and at any adjournment or postponement thereof. Only the holders of record of Liberty warrants on the record date are entitled to have their votes/consents counted at the Liberty special meeting and any adjournments or postponements thereof.

The approval of the warrant amendment proposal is a condition to consummate the transactions contemplated by the business combination agreement and requires the written consent of the registered holders of at least a majority of Liberty’s warrants issued and outstanding as of the record date. As of the record date, Liberty’s sponsors, Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC, beneficially owned an aggregate of approximately 32.3% of the outstanding warrants of Liberty. Under a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, with respect to all of their warrants, to consent to the warrant amendment proposal. Under a sponsor surrender agreement entered into among Liberty’s sponsors and Liberty, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) will not participate in the warrant exchange. However, those warrants will be outstanding on the record date for the special meeting of Liberty warrantholders and the sponsors will be entitled to vote those warrants on the warrant amendment proposal. If the warrant amendment proposal does not receive the necessary votes/consents for approval, then Liberty may, with Prisa’s prior written consent, adjourn or postpone the warrantholder meeting to permit further solicitation of such votes/consents.

Liberty’s board of directors has unanimously determined that the proposed amendment of the warrant agreement is in the best interests of Liberty and its warrantholders and unanimously recommends that Liberty warrantholders vote “FOR” the warrant amendment proposal and thereby consent to the amendments. When you consider the recommendation of Liberty’s board of directors, you should keep in mind that Liberty’s directors and executive officer have interests in the business combination which are described in this proxy statement/prospectus that are different from, or in addition to, your interests as a warrantholder of Liberty.

Whether or not you plan to attend the special meeting of warrantholders, please submit your proxy by signing, dating and returning the enclosed proxy card(s) in the pre-addressed postage-paid envelope. If your warrants are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your warrants, or if you wish to attend the special meeting of warrantholders and vote/consent in person, you must obtain a “Legal Proxy” from your broker or bank. If you do not submit your proxy or vote/consent in person at the special meeting of warrantholders, or if you hold your warrants through a broker or bank and you do not instruct your broker how to vote your warrants or obtain a proxy from your broker or bank to vote in person at the special meeting, it will have the same effect as a vote against the warrant amendment proposal, as more fully described in this proxy statement/prospectus.

If you have any questions about how to vote or direct a vote in respect of your warrants, you may call your bank or broker or you may contact D.F. King & Co., Inc. at (800) 659-6590.

Thank you for your participation. We look forward to your continued support.

By Order of the Board of Directors,

LIBERTY ACQUISITION HOLDINGS CORP.

Nicolas Berggruen
President and Chief Executive Officer

October 25, 2010

LIBERTY ACQUISITION HOLDINGS CORP.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON NOVEMBER 24, 2010

To the Stockholders of Liberty Acquisition Holdings Corp.:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Liberty Acquisition Holdings Corp., a Delaware corporation, or Liberty, will be held at 10:30 a.m., Eastern time, on November 24, 2010, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York, 10166, for the purpose of considering and acting upon the following proposals:

(1) The Reincorporation Proposal—a proposal to change Liberty’s state of incorporation from Delaware to Virginia by means of a merger, referred to as the reincorporation merger, of Liberty into Liberty Acquisition Holdings Virginia, Inc., or Liberty Virginia, a Virginia corporation and wholly owned subsidiary of Liberty, whose articles of incorporation and bylaws will become the articles of incorporation and bylaws of the surviving corporation upon completion of the reincorporation merger (included in this proxy statement prospectus as Annexes E and G, respectively), pursuant to the agreement and plan of merger included in this proxy statement/prospectus as Annex H;

(2) The Business Combination Proposal—a proposal to approve a business combination by the approval and adoption of the amended and restated business combination agreement, dated as of August 4, 2010, among Promotora de Informaciones, S.A., or Prisa, Liberty and Liberty Virginia, as amended by Amendment No. 1 on August 13, 2010 and as it may be further amended from time to time, pursuant to which each outstanding share of Liberty common stock will be exchanged for either, at the option of the stockholder, $10.00 in cash or the following mixed consideration: (i) 1.5 newly created Prisa Class A ordinary shares, (ii) 3.0 newly created Prisa Class B convertible non-voting shares and (iii) $0.50 in cash, as well as cash in lieu of any fractional shares. A holder may elect to receive the $10.00 per share cash alternative or the mixed consideration with respect to any or all of its shares. If a holder has made a valid election with respect to any or all of its shares for either the $10.00 per share cash alternative or to receive the mixed consideration, it will only receive this consideration if the business combination is completed. If the business combination is not completed and the liquidation proposal described below is approved by Liberty’s stockholders, Liberty expects that Liberty stockholders will receive approximately $9.87 per share upon liquidation of Liberty. The Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be represented by Prisa American Depositary Shares, or Prisa ADSs, with each Prisa ADS-A representing 4 Prisa Class A ordinary shares and each Prisa ADS-NV representing 4 Prisa Class B convertible non-voting shares. Prisa will not be required to complete the business combination if holders of Liberty common stock elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation for a total of more than 80 million shares of Liberty common stock. The vote to approve the business combination proposal will include approval and adoption of (i) the business combination agreement, (ii) the agreement and plan of merger included in this proxy statement/prospectus as Annex H, providing for the reincorporation of Liberty as a Virginia corporation through the merger of Liberty into Liberty Virginia, a Virginia corporation and wholly owned subsidiary of Liberty, and (iii) the plan of share exchange included in this proxy statement/prospectus as Annex I, providing for the share exchange pursuant to which Liberty Virginia, the surviving corporation in the reincorporation merger, will become a wholly owned subsidiary of Prisa and the shareholders of Liberty Virginia will receive Prisa Class A ordinary shares, Prisa Class B convertible non-voting shares and/or cash in exchange for their shares in Liberty Virginia. Unless the reincorporation proposal is approved at the special meeting of stockholders, the business combination proposal will not be presented to stockholders of Liberty;

(3) The Liquidation Proposal — a proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus, which proposal may be abandoned by Liberty’s board of directors, notwithstanding approval of such proposal by Liberty’s stockholders, as described in this proxy statement/prospectus; and

(4) The Stockholder Adjournment Proposal—a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the special meeting of stockholders to adopt the reincorporation proposal, the business combination proposal and/or the liquidation proposal.

These items of business are described in this proxy statement/prospectus, which we encourage you to read in its entirety before voting.

Liberty’s board of directors has fixed the close of business on October 25, 2010, as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting and at any adjournment or postponement thereof and for the determination of stockholders entitled to elect to receive the $10.00 per share cash alternative in the business combination. Only the holders of record of Liberty common stock on the record date are entitled to have their votes counted at the Liberty special meeting of stockholders and any adjournments or postponements thereof or to make the cash election.

In order to complete the business combination, at least a majority of the shares of Liberty common stock issued and outstanding as of the record date must be voted for both the reincorporation proposal and the business combination proposal. However, if holders of 30% or more of the shares issued in Liberty’s initial public offering vote such shares against the business combination proposal and validly elect redemption of their shares for a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s initial public offering are held, then Liberty will not be able to consummate the business combination, regardless of whether a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal. However, Liberty may, with Prisa’s prior written consent, utilize the stockholder adjournment proposal to adjourn or postpone the special meeting of stockholders so that it can continue to solicit support for approval of the reincorporation proposal and the business combination proposal. The approval of the stockholder adjournment proposal, if necessary, will require the affirmative vote of at least a majority of the shares of Liberty common stock that are present in person or represented by proxy and entitled to vote at the special meeting.

Liberty will also present the liquidation proposal to its stockholders at the special meeting consistent with Liberty’s IPO prospectus and its restated certificate of incorporation. Liberty may also utilize the stockholder adjournment proposal to adjourn or postpone the special meeting of stockholders so that it can continue to solicit support for approval of the liquidation proposal. Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated. The affirmative vote of at least a majority of the shares of Liberty common stock outstanding on the record date for the special meeting of stockholders is required to approve the liquidation proposal.

Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration, with the number of shares to be sold to be determined based upon the number of shares of Liberty common stock as to which the holders elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided in Liberty’s restated certificate of incorporation. As a result, those warrants and shares will not participate in the warrant exchange or the share exchange. The shares to be sold to Liberty by Liberty’s sponsors will be outstanding on the record date for the special meeting of stockholders and the sponsors will be entitled to vote those shares on the reincorporation proposal, the business combination proposal and the stockholder adjournment proposal. Liberty’s sponsors have agreed with Liberty and the underwriters of Liberty’s initial public offering to vote all of their shares (including shares to be sold to Liberty) of Liberty common stock acquired prior to the initial public offering in accordance with the vote of the majority of the shares of common stock issued in Liberty’s initial public offering voted at the stockholders meeting on the business combination proposal.

Liberty’s board of directors has unanimously determined that the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders and unanimously recommends that Liberty stockholders vote “FOR” the reincorporation proposal, “FOR” the business combination proposal, “FOR” the liquidation proposal and “FOR” the stockholder adjournment proposal. When you consider the recommendation of Liberty’s board of directors, you should keep in mind that Liberty’s directors and executive officer have interests in the business combination which are described in this proxy statement/prospectus that are different from, or in addition to, your interests as a stockholder of Liberty.

Whether or not you plan to attend the special meeting of stockholders, please submit your proxy by signing, dating and returning the enclosed proxy card(s) in the pre-addressed postage-paid envelope. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares, or if you wish to attend the special meeting and vote in person, you must obtain a “Legal Proxy” from your broker or bank. If you do not submit your proxy or vote in person at the special meeting, or if you hold your shares through a broker or bank and you do not instruct your broker how to vote your shares or obtain a proxy from your broker or bank to vote in person at the special meeting of stockholders, it will have the same effect as a vote against the business combination proposal, as more fully described in this proxy statement/prospectus. A complete list of Liberty stockholders of record entitled to vote at the special meeting of stockholders will be available for ten days before the special meeting at the principal executive offices of Liberty for inspection by stockholders during ordinary business hours for any purpose germane to the special meeting.

If you have any questions about how to vote or direct a vote in respect of your shares, you may call your bank or broker or you may contact D.F. King & Co., Inc. at (800) 659-6590.

By Order of the Board of Directors,

LIBERTY ACQUISITION HOLDINGS CORP.

Nicolas Berggruen
President and Chief Executive Officer

October 25, 2010

Important Notice Regarding the Availability of Proxy Materials for
Liberty Acquisition Holdings Corp.’s Special Meeting of Warrantholders and Special Meeting of
Stockholders on November 24, 2010

The Liberty Acquisition Holdings Corp. Proxy Statement is available online at
www.dfking.com/liberty and www.sec.gov.

i

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form F-4 filed with the U.S. Securities and Exchange Commission, or SEC, by Prisa (File No. 333-166653), constitutes a prospectus of Prisa under Section 5 of the U.S. Securities Act of 1933, as amended, or the Securities Act, with respect to the Prisa shares underlying the Prisa ADSs to be issued to Liberty stockholders and warrantholders if the business combination is consummated. This document also constitutes notices of meetings and a proxy statement under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to the special meetings of (i) Liberty stockholders at which Liberty stockholders will be asked to consider and vote upon a proposal to approve the business combination by the approval and adoption of the business combination agreement, among other matters, and (ii) Liberty warrantholders at which Liberty warrantholders will be asked to approve and consent to an amendment to the warrant agreement which governs the terms of Liberty’s outstanding warrants in connection with Liberty’s consummation of the transactions contemplated by the business combination agreement.

Certain third-party investors who, immediately prior to consummation of the business combination, will hold newly created Liberty non-voting preferred stock, and identified in this proxy statement/prospectus under the heading “Selling Stockholders” (referred to as the selling stockholders) may, during the one-year period following the consummation of the business combination, offer for sale and sell up to 73,195,350 Prisa Class A ordinary shares and up to 141,890,700 Prisa Class B ordinary shares, represented by Prisa ADS-As and Prisa ADS-NVs, respectively, that may be received by them upon the consummation of the business combination as consideration for their shares of Liberty preferred stock and for shares of Liberty common stock and/or Liberty warrants held by them. The exact number of Prisa shares to be received by the selling stockholders in exchange for their Liberty preferred stock in the business combination will vary depending upon the total number of shares of Liberty common stock as to which the holder elects the $10.00 per share cash alternative or validly exercises redemption rights, as described in this proxy statement/prospectus. In addition, these selling stockholders may offer for sale and sell up to 141,890,700 Prisa Class A ordinary shares, represented by Prisa ADS-As, that they may receive upon the conversion of Prisa Class B convertible non-voting shares received in the business combination. All of the shares that may be offered for resale by the selling stockholders will have been received by the selling stockholders in the share exchange upon the consummation of the business combination or upon the conversion of securities so received.

Prisa will not receive any proceeds from any such offer or sale by the selling stockholders.

The selling stockholders may sell such Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares from time to time directly to purchasers or through underwriters, broker-dealers or agents, at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, by a variety of methods including the following:

•	in negotiated transactions, or in trading markets for Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares;

•	in the trading markets for the Prisa ADS-As and Prisa ADS-NVs representing the Prisa shares;

•	in the over-the-counter market or on any national securities exchange on which shares of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares may be listed or quoted at the time of sale;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through a combination of any such methods; or

•	through any other method permitted under applicable law.

Prisa will bear all costs associated with the registration of the issuance in the business combination of the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received by the selling stockholders.

v

CURRENCIES

In this proxy statement/prospectus, unless otherwise specified or the context otherwise requires:

•	‘‘$,” “US$” and “U.S. dollar” each refer to the United States dollar; and

•	‘‘€,” “EUR” and “euro” each refer to the euro, the single currency established for members of the European Economic and Monetary Union since January 1, 1999.

IMPORTANT INFORMATION ABOUT GAAP AND NON-GAAP FINANCIAL MEASURES

Prisa’s audited financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and referred to in this proxy statement/prospectus as “IFRS.”

Adjusted EBITDA, as presented in this proxy statement/prospectus, is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity.

Prisa defines “Adjusted EBITDA” as profit from operations, as shown on Prisa’s financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses. Prisa presents Adjusted EBITDA because it believes Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

Although Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses, the use of Adjusted EBITDA has important limitations, including that Adjusted EBITDA:

•	does not represent funds available for dividends, reinvestment or other discretionary uses;

•	does not reflect cash outlays for capital expenditures or contractual commitments;

•	does not reflect changes in, or cash requirements for, working capital;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on indebtedness;

•	does not reflect income tax expense or the cash necessary to pay income taxes;

•	excludes depreciation and amortization and, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future;

•	does not reflect cash requirements for such replacements; and

•	may be calculated differently by other companies, including other companies in Prisa’s industry, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to Prisa to invest in the growth of its businesses. Prisa compensates for these limitations by relying primarily on IFRS results and using Adjusted EBITDA measures only supplementally. See “Information About Prisa—Operating and Financial Review” and the consolidated financial statements of Prisa contained elsewhere in this proxy statement/prospectus.

Prisa also occasionally uses “EBIT” as another name for the IFRS measure profit from operations, as shown in Prisa’s audited financial statements and accompanying notes.

INDUSTRY AND MARKET DATA

In this proxy statement/prospectus, Prisa relies on and refers to information and statistics regarding market shares in the sectors in which it competes and other industry data. Prisa obtained this information and statistics from third-party sources, such as independent industry publications, government publications or reports by market research firms, such as Zenith Optimedia, TNS Sofres and Marktest. Prisa has supplemented this information where necessary with information from various other third-party sources, discussions with Prisa customers and its own internal estimates taking into account publicly available information about other industry participants and Prisa management’s best view as to information that is not publicly available. Prisa believes that these third-party sources are reliable, but it has not independently verified the information and statistics obtained from them.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND WARRANT AGREEMENT AMENDMENT

The following are some questions that you may have regarding the proposed business combination, the proposed warrant agreement amendment and the other matters being considered at the Liberty special meetings and brief answers to those questions. Liberty and Prisa urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you concerning the proposed business combination, the proposed warrant agreement amendment and the other matters being considered at the Liberty special meetings. The annexes to this proxy statement/prospectus also contain additional important information.

Unless stated otherwise, all references in this proxy statement/prospectus to (i) Prisa are to Promotora de Informaciones, S.A., a company organized under the laws of the Kingdom of Spain, and its consolidated subsidiaries; (ii) Liberty are to Liberty Acquisition Holdings Corp., a Delaware corporation; (iii) Liberty Virginia are to Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation and a wholly owned subsidiary of Liberty; (iv) the business combination agreement are to the Amended and Restated Business Combination Agreement, dated as of August 4, 2010, among Prisa, Liberty and Liberty Virginia, as amended by Amendment No. 1 on August 13, 2010 (and as it may be further amended from time to time), a copy of which is included as Annex A to this proxy statement/prospectus and incorporated into this proxy statement/prospectus; (v) the sponsor support agreement are to the Support Agreement, dated as of March 5, 2010, by and among Liberty and certain shareholders of Prisa named in the agreement, a copy of which is included as Annex B to this proxy statement/prospectus and incorporated into this proxy statement/prospectus; and (vi) the sponsor surrender agreement are to the amended and restated letter agreement, dated as of August 4, 2010, among Liberty and Liberty’s sponsors, regarding the sale to Liberty by Liberty’s sponsors of all of their Liberty warrants and between approximately 3.3 million and 6.4 million of their shares of Liberty common stock, a copy of which is included as Annex C to this proxy statement/prospectus and incorporated into this proxy statement/prospectus.

Q.	Why am I receiving this proxy statement/prospectus?

A.	Liberty has entered into the business combination agreement to effect a business combination with Prisa on the terms and subject to the conditions of the business combination agreement, which are described in this proxy statement/prospectus. We encourage you to read the entire business combination agreement carefully.

Liberty stockholders are also being asked to approve a change in Liberty’s state of incorporation from Delaware to Virginia by means of a merger of Liberty into Liberty Virginia, a wholly owned Virginia subsidiary. The reincorporation merger is the first step in the business combination, and the approval of the business combination proposal includes approval of the reincorporation merger. However, Liberty is asking its stockholders to vote separately for this step of the business combination in light of guidance previously provided by the Staff of the SEC’s Division of Corporation Finance on unbundling proposals in proxy statements. The form of amended and restated articles of incorporation of Liberty Virginia, which will become the amended and restated articles of incorporation of the surviving corporation upon completion of the reincorporation merger, is included as Annex E to this proxy statement/prospectus and incorporated into this proxy statement/prospectus.

In order to complete the business combination, (1) at least a majority of the shares of Liberty common stock issued and outstanding as of October 25, 2010, the record date for the special meeting of Liberty stockholders called to consider the business combination proposal, must be voted “FOR” both the reincorporation proposal and the business combination proposal, and (2) holders of less than 30% of the shares of Liberty common stock issued in Liberty’s initial public offering, or IPO, must vote such shares “AGAINST” the business combination proposal and validly elect redemption of their shares. In addition, the warrant amendment proposal must be approved as described elsewhere in this proxy statement/prospectus.

This document constitutes a prospectus of Prisa with respect to the Prisa shares that it will issue in the proposed business combination. This document also constitutes a proxy statement of Liberty by which

Liberty is soliciting proxies for use at the special meetings of its common stockholders and warrantholders discussed in this document.

Q.	What matters will warrantholders act on at the special meeting of warrantholders?

A.	At the special meeting of Liberty’s warrantholders, Liberty warrantholders will be asked to approve and consent to a proposal to amend the warrant agreement which governs the terms of all of Liberty’s outstanding warrants (consisting, as of the record date, of 51,750,000 publicly held warrants, 12,000,000 warrants held by Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC, referred to as the sponsors’ warrants, and 12,937,500 warrants held by the sponsors and Liberty’s three independent directors, referred to as the founders’ warrants). Under such amendments, in connection with the consummation of the transactions contemplated by the business combination agreement, each of Liberty’s then outstanding warrants would be exchanged for (i) cash in the amount of $0.90 to be paid by or at the direction of Liberty Virginia and (ii) 0.45 newly created Prisa Class A ordinary shares, with cash paid in lieu of any fractional shares. The Prisa Class A ordinary shares will be represented by Prisa ADS-As.

The mix of cash and Prisa shares deliverable for each Liberty warrant had a value of approximately $2.26 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange (Sistema de Interconexión Bursátil-Mercado Continuo) on August 3, 2010 (€2.29) and a dollar to euro exchange rate on that date of 1.323) and approximately $1.99 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and a dollar to euro exchange rate on such date of 1.396). The actual value in U.S. dollars of the consideration to be received per warrant will depend on the exchange rate and the market price of Prisa ordinary shares on the closing date of the proposed business combination. The aggregate cash consideration deliverable to Liberty’s warrantholders (after giving effect to the sale by the sponsors of all of their warrants to Liberty for nominal consideration pursuant to the sponsor surrender agreement) is approximately $46.7 million, of which $149,040 is attributable to the remaining founders’ warrants.

Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) will not participate in the warrant exchange. However, those warrants will be outstanding on the record date for the special meeting of Liberty warrantholders and the sponsors will be entitled to vote those warrants on the warrant amendment proposal. Liberty’s sponsors have agreed, with respect to all of their warrants, to consent to the warrant amendment proposal.

Liberty’s IPO prospectus, which related to the sale of units consisting of common stock and warrants, disclosed that any proposed business combination would require the approval of the holders of Liberty common stock and did not mention that a business combination may require the approval of other persons, including warrantholders. However, the proposed business combination requires the approval of both the holders of Liberty common stock and the Liberty warrantholders since approval of the warrant agreement amendment is a condition to the consummation of the business combination. Liberty’s board of directors believes that the requirement that warrantholders approve the warrant agreement amendment as a condition to the consummation of the business combination is not inconsistent with the disclosure contained in Liberty’s IPO prospectus because it does not alter or modify the stockholder approval requirements applicable to a business combination contained in Liberty’s restated certificate of incorporation and is, in Liberty’s view, comparable to other conditions to the consummation of a typical business combination, such as the receipt of third-party consents. In connection with this proxy statement/prospectus, Liberty has obtained an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, to the effect that, while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the conditioning of the consummation of the business combination on the approval of Liberty’s warrantholders of the warrant agreement amendment does not require an amendment to Liberty’s restated certificate of incorporation. Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that Liberty’s

IPO prospectus did not disclose that Liberty’s business combination might be conditioned upon the approval of Liberty’s warrantholders of an amendment to the warrant agreement, which amendment provides for a cash payment to Liberty’s warrantholders upon consummation of the business combination. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

The approval of the warrant amendment proposal is a condition to consummate the transactions contemplated by the business combination agreement. However, if the parties do not complete the business combination, they will not enter into the warrant agreement amendment, even if warrantholders have previously approved the amendment.

Q.	What matters will stockholders consider at the special meeting of stockholders?

A.	At the Liberty special meeting of stockholders, Liberty will ask its common stockholders to vote in favor of the following proposals:

• The Reincorporation Proposal — a proposal to change Liberty’s state of incorporation from Delaware to Virginia by means of the merger of Liberty into Liberty Virginia, a Virginia corporation and wholly owned subsidiary of Liberty, whose articles of incorporation and bylaws will become the articles of incorporation and bylaws of the surviving corporation upon completion of the reincorporation merger (included in this proxy statement/prospectus as Annexes E and G, respectively), pursuant to the agreement and plan of merger included in this proxy statement/prospectus as Annex H.

• The Business Combination Proposal—a proposal to approve a business combination by the approval and adoption of the business combination agreement pursuant to which each outstanding share of Liberty common stock will be exchanged for either, at the option of the stockholder, $10.00 in cash or the following consideration (referred to as the mixed consideration): (i) 1.5 Prisa Class A ordinary shares, (ii) 3.0 Prisa Class B convertible non-voting shares and (iii) $0.50 in cash, as well as cash in lieu of any fractional shares. A holder may make a cash election or a mixed consideration election with respect to any or all of its shares. The Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be represented by Prisa ADSs, with each Prisa ADS-A representing 4 Prisa Class A ordinary shares and each Prisa ADS-NV representing 4 Prisa Class B convertible non-voting shares. The vote to approve the business combination proposal will include approval and adoption of (i) the business combination agreement, (ii) the agreement and plan of merger included in this proxy statement/prospectus as Annex H, providing for the reincorporation merger and (iii) the plan of share exchange included as Annex I to this proxy statement/prospectus, providing for the share exchange pursuant to which Liberty Virginia, the surviving corporation in the reincorporation merger, will become a wholly owned subsidiary of Prisa and the shareholders of Liberty Virginia will receive Prisa Class A ordinary shares, Class B convertible non-voting shares and/or cash in exchange for their shares in Liberty Virginia.

• The Liquidation Proposal—a proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus, which proposal may be abandoned by Liberty’s board of directors, notwithstanding approval of such proposal by Liberty’s stockholders, as described in this proxy statement/prospectus.

• The Stockholder Adjournment Proposal—a proposal to authorize the adjournment of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the special meeting to adopt the reincorporation proposal, the business combination proposal and/or the liquidation proposal.

Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. The exact number of shares to be sold by

x

Liberty’s sponsors will be determined based upon the number of shares of Liberty common stock as to which the holders elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation. As a result, those warrants and shares will not participate in the warrant exchange or the share exchange. The shares to be sold to Liberty by Liberty’s sponsors will be outstanding on the record date for the special meeting of stockholders and the sponsors will be entitled to vote those shares on the reincorporation merger, the business combination proposal, the liquidation proposal and the stockholder adjournment proposal. Liberty’s sponsors have agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares (including the shares to be sold to Liberty) of Liberty common stock acquired prior to the IPO in accordance with the vote of the majority of the shares of common stock issued in Liberty’s IPO voted at the stockholders meeting on the business combination proposal. All of the founders have also agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal.

Q.	Why is Liberty selling shares of preferred stock prior to the consummation of the business combination?

A:	In connection with the business combination, Liberty has separately negotiated and entered into preferred stock purchase agreements with its sponsors and certain third party investors, pursuant to which the sponsors and investors agreed to purchase shares of specified newly created series of Liberty non-voting preferred stock, for an aggregate purchase price of $500 million. The purpose of these sales is to provide additional funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. All shares of preferred stock to be issued by Liberty under the preferred stock purchase agreements will be exchanged in the business combination for a combination of cash and/or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares. The relative amounts of cash and Prisa shares to be received by the preferred stockholders in the business combination will vary depending upon the total number of shares of Liberty common stock as to which the holder elects the $10.00 per share cash alternative or validly exercises their redemption rights, as described in this proxy statement/prospectus. Liberty and Prisa expect that the availability of the cash alternative will significantly reduce, or eliminate, the number of Liberty common stockholders who elect to exercise their redemption rights and vote against the transaction, thus increasing the likelihood that the business combination will be approved. The sale of the preferred stock allows Liberty and Prisa to make the cash alternative available to Liberty stockholders in the business combination for up to $800 million of cash consideration without any material increase in the number of Prisa shares issuable in connection with the business combination.

Liberty’s IPO prospectus did not disclose or contemplate that the terms of a future business combination would include a cash election in an amount greater than the redemption value of the Liberty common stock, which may have the effect of significantly reducing or eliminating the possibility that stockholders who do not wish to receive shares in the business combination will vote against the business combination. Liberty’s board of directors believes that neither the availability of the cash alternative nor any resulting reduction or elimination of the number of Liberty common stockholders who elect to exercise their redemption rights and vote against the transaction is inconsistent with the disclosure contained in the prospectus from Liberty’s IPO because it does not eliminate or otherwise affect the redemption rights available to Liberty’s common stockholders, as described in this proxy statement/prospectus. Liberty’s board believes that the cash alternative is beneficial to Liberty’s public stockholders, in that it makes it possible for more Liberty stockholders to receive cash in lieu of participating in the business combination than the 30% maximum that would be applicable absent the cash alternative (and allows these stockholders to receive a greater amount of cash than they would be entitled to receive if they exercised redemption rights), while also increasing the likelihood that the business combination will be approved, thereby benefiting those Liberty stockholder who are in favor of the business combination. Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that Liberty’s IPO prospectus did not disclose that Liberty might seek to reduce or eliminate the possibility that Liberty stockholders would exercise their redemption rights. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Q:	How do I make either an election for the $10.00 per share cash alternative or a mixed consideration election?

A:	A form of election for use by holders of Liberty common stock as of the record date for the Liberty stockholder meeting is included with this proxy statement/prospectus. You should carefully review and follow the instructions in the form of election. To make either an election to receive the $10.00 per share cash alternative or a mixed consideration election, Liberty common stockholders must properly complete, sign and send the form of election and the stock certificates representing the shares of Liberty common stock to which the form of election relates, properly endorsed for transfer, or effect a book-entry delivery of shares as described on the form of election to Citibank, N.A., the exchange agent, at one of the following addresses:

By Regular Mail:	By Overnight Courier:

Citibank, N.A. Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Corporate Actions 250 Royall Street Attn.: Suite V Canton, MA 02021

The exchange agent must actually receive the form of election and the stock certificates representing the shares of Liberty common stock to which the form of election relates or a book-entry delivery of shares as described in the form of election by the election deadline. The election deadline is 10:29 a.m., New York City time, on November 24, 2010, the date and time which is immediately prior to the Liberty stockholder meeting.

If you own shares of Liberty common stock in “street name” through a bank, broker or other financial institution and you wish to submit a form of election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

Q:	What happens if I do not submit a form of election with respect to any or all of the shares of Liberty common stock that I hold, or if my form of election is deemed to be invalid?

A:	If the exchange agent does not receive a properly completed form of election from you before the election deadline, together with the stock certificates you wish to exchange, properly endorsed for transfer, or a book-entry delivery of shares as described in the form of election, then your shares of Liberty common stock will be deemed to be “non-electing shares” and these shares will be exchanged for the right to receive the mixed consideration in the share exchange. You bear the risk of delivery and should send any form of election by courier to the appropriate address shown in the form of election. Neither Prisa nor the exchange agent has any obligation to notify holders of Liberty common stock of any defect in a form of election submitted to the exchange agent.

Q:	Do I have to make the same election with respect to all of the shares of Liberty common stock I hold?

A:	No. You may make an election for the $10.00 per share cash alternative or a mixed consideration election with respect to any or all of the shares of Liberty common stock that you hold.

Q:	Can I change my election after the form of election has been submitted?

A:	Yes. You may revoke any election for the $10.00 per share cash alternative or any mixed consideration election made with respect to any or all of the shares of Liberty common stock that you hold by submitting a written notice to the exchange agent, which notice must be received by the exchange agent no later than the election deadline. After you have made a valid election for the $10.00 per share cash alternative or a valid mixed consideration election with respect to your shares, no further registration of transfers of those shares will be made on the stock transfer books of Liberty unless and until you properly revoke your election.

Q.	What percentage of Prisa will Liberty’s security holders own as a result of the business combination?

A.	Ownership of Fully Diluted Prisa Equity: Prisa and Liberty estimate that Prisa will issue up to approximately 225 million Prisa Class A ordinary shares and up to approximately 403 million Prisa Class B convertible non-voting shares in the business combination. Prisa and Liberty anticipate that the Prisa ADSs to be issued to Liberty’s stockholders and warrantholders will represent between 51.6% and 57.7% of the outstanding capital stock of Prisa on a fully diluted basis assuming conversion of all Class B convertible non-voting shares into Class A ordinary shares (depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing the $10.00 per share cash alternative and assuming that the expected Prisa warrant issuance occurs as described in this proxy statement/prospectus and all warrants are exercised). The Prisa Class B convertible non-voting shares are convertible into Class A ordinary shares at the option of the holder at any time after issuance.

Ownership of Outstanding Prisa Class A ordinary shares: At the closing of the business combination, Liberty’s former stockholders and warrantholders would own between approximately 45.0% and 50.6% of the outstanding Class A ordinary shares of Prisa, without giving effect to the potential conversion of the Class B convertible non-voting shares of Prisa (depending upon the number of shares of Liberty common stock validly redeemed in connection with the business combination or electing the $10.00 per share cash alternative). The expected Prisa warrant issuance would not occur prior to the closing of business combination, therefore the above percentages do not take into account the potential dilutive effect of the Prisa warrants.

Minimum Ownership of Prisa Voting Securities: Since the Prisa Class B convertible non-voting shares do not have voting rights, former Liberty stockholders will hold a minimum of approximately 24.5% of the total voting power held by all Prisa shareholders immediately following the consummation of the business combination considering all variables that could reduce their percentage of total voting power. The circumstances under which this minimum percentage would occur are if (i) the cash amount required to cover redeemed shares and those electing the $10.00 per share cash alternative in the business combination is at least $525 million, (ii) no Prisa Class B convertible non-voting shares have been converted into Prisa Class A ordinary shares, and (iii) all Prisa shareholders exercise all warrants received in the Prisa warrant issuance. Approximately 14.4 percentage points of the foregoing percentage represents Prisa Class A ordinary shares that would be issued in the business combination in exchange for shares of Liberty preferred stock, with the balance being shares issued in exchange for shares of Liberty common stock held by Liberty’s stockholders.

Prisa Shares Issued in Exchange for Liberty Preferred Stock: The Prisa shares issued in exchange for shares of Liberty preferred stock would represent between approximately 1.8% (in the case of no redemptions or cash elections, no conversion of the Prisa Class B convertible non-voting shares issued in exchange for Liberty preferred stock and full exercise of all warrants received by Prisa shareholders in the Prisa warrant issuance) and 47.4% (in the case of maximum redemptions and cash elections, conversion of all Prisa Class B convertible non-voting shares issued in exchange for Liberty preferred stock and no exercise of any warrants received by Prisa shareholders in the Prisa warrant issuance) of the total voting power held by all Prisa shareholders. On a fully diluted basis assuming conversion of all Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares and exercise of all Prisa warrants, purchasers of shares of Liberty preferred stock would receive in exchange for those shares between approximately 3.4% and 29.0% of the total equity held by all Prisa shareholders following the consummation of the business combination.

Article Fifth of Liberty’s restated certificate of incorporation provides that a “Business Combination” means the “acquisition” by Liberty of one or more operating businesses through a “merger, stock exchange, asset acquisition, reorganization or similar business combination.” Liberty’s IPO prospectus stated that Liberty was formed to acquire a then currently unidentified operating business through a merger, stock exchange, asset acquisition, reorganization or similar business combination, that Liberty would not become a holding company for a minority interest in a target business, and that if Liberty were to acquire less than 100% of a target business Liberty would only do so if it acquired greater than 50% of the outstanding equity interests or voting power of one or more target businesses. The business combination with Prisa is structured such that Liberty itself is not acquiring anything, but rather its stockholders are exchanging their shares of Liberty common stock for a majority of the outstanding equity interests in the target business, and former Liberty security holders may hold less than 50% of the total voting power of Prisa immediately following the business combination. Liberty’s board of directors believes that the transactions contemplated by the business combination agreement satisfy the definition of a “Business Combination” contained in Liberty’s restated certificate of incorporation and as described in Liberty’s IPO prospectus because (i) the definition, by its terms, does not require that Liberty be the surviving or resulting entity in a “Business Combination,” (ii) “acquisitions” are frequently structured in a way that the “acquiring” entity is not technically the surviving entity, often for tax or regulatory reasons and (iii) former Liberty security holders will own at least 50% of the total equity securities of Prisa outstanding immediately following the consummation of the business combination. Liberty’s board has always believed, based on advice from its counsel, that it had broad discretion in the types of business combinations that could be presented to its stockholders. As described in this proxy statement/prospectus, Liberty and Prisa believe that the Virginia share exchange was the most beneficial structure that was available to effect the business combination. In connection with this proxy statement/prospectus, Liberty has confirmed its belief that the contemplated transactions constitute a valid business combination by obtaining an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, that while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the proposed business combination with Prisa satisfies the definition of a “Business Combination” contained in Article Fifth of Liberty’s restated certificate of incorporation. Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that the structure of the proposed business combination was not contemplated by or disclosed in Liberty’s IPO prospectus. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Q.	What is the value of the mixed consideration I will receive if the business combination is completed?

A.	The 1.5 Prisa Class A ordinary shares and cash deliverable as part of the mixed consideration for each share of Liberty common stock had a value of approximately $5.04 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and a dollar to euro exchange rate on that date of 1.323) and approximately $4.14 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and the dollar to euro exchange rate on such date of 1.396). The mixed consideration also includes 3.0 Prisa Class B convertible non-voting shares for each share of Liberty common stock; however, there is currently no public trading market for Prisa Class B convertible non-voting shares. The actual value in U.S. dollars of the mixed consideration to be received per share of Liberty common stock for holders receiving the mixed consideration will depend on the exchange rate, and the market price of Prisa ordinary shares and market value of the Prisa Class B convertible non-voting shares on the closing date of the proposed business combination.

Q.	Are any of the proposals conditioned on one another?

A.	Yes. Unless the warrant amendment proposal is approved, none of the stockholder proposals (other than the liquidation proposal) will be presented to the stockholders of Liberty. However, if Liberty’s stockholders do not approve the business combination proposal or if the parties do not complete the business combination, the parties will not enter into the warrant agreement amendment, even if warrantholders have previously approved the amendment. In addition, unless the reincorporation proposal is approved at the special meeting of stockholders, the business combination proposal will not be presented to the stockholders of Liberty.

Q.	Why is Liberty proposing the warrant amendment proposal?

A.	The approval of the warrant amendment proposal is a condition to consummate the transactions contemplated by the business combination agreement. Prisa and Liberty agreed to effect the warrant exchange in connection with the consummation of the business combination in order to reduce the dilutive effect of the presently issued and outstanding warrants to purchase shares of Liberty’s common stock, as these warrants would otherwise represent the right to purchase Prisa shares following the business combination.

Q.	What will happen upon the consummation of the business combination?

A.	Upon the consummation of the business combination, Liberty will merge with and into Liberty Virginia, with Liberty Virginia surviving the merger and the stockholders and warrantholders of Liberty becoming stockholders and warrantholders of Liberty Virginia. Immediately following this reincorporation merger, Liberty Virginia will effect a statutory share exchange with Prisa under the Virginia Stock Corporation Act and the Spanish Companies Law of 2010 which, as of September 1, 2010, replaced the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989), as amended (as applicable, referred to as the Spanish Companies Law), as a result of which:

• Liberty Virginia will become a wholly owned subsidiary of Prisa;

• each then outstanding share of Liberty Virginia common stock and Liberty Virginia preferred stock, which will not include shares of common stock as to which the holder has validly exercised its redemption rights, will be exchanged for cash and/or Prisa shares, to be represented by Prisa ADSs, as described above; and

• each of Liberty Virginia’s then outstanding warrants will be exchanged in connection with the consummation of the business combination for a combination of cash and Prisa shares to be represented by Prisa ADSs, as described above.

If Liberty Virginia and Prisa complete the business combination but you have voted your shares against the business combination proposal and have validly exercised your right to cause Liberty to redeem your shares of Liberty common stock, you will receive an equal number of shares of Liberty Virginia common stock pursuant to the reincorporation merger, which will be redeemed by Liberty Virginia for cash equal to a pro rata portion of Liberty’s trust account which, as of June 30, 2010, without taking into account any interest accrued after that date, was equal to approximately $9.87 per Liberty share.

If Liberty Virginia and Prisa complete the business combination, all of your warrants will be automatically exchanged in the warrant exchange for the combination of cash and Prisa ADSs, as described above, even if you did not give your consent to the warrant amendment proposal, and you will no longer hold any warrants.

If the business combination is consummated, Liberty’s board of directors intends to abandon the liquidation proposal.

Q.	What are the terms of the Prisa Class B convertible non-voting shares?

A.	The Prisa Class B convertible non-voting shares will have no right to vote on matters submitted to shareholders generally. The Prisa Class B convertible non-voting shares will have a nominal value of €0.10 and a stated value that will be established at the time of consummation of the business combination. The stated value per Prisa Class B convertible non-voting share will be calculated as the market value of Liberty at that time (based on the average closing prices of Liberty’s common stock and warrants during the last full three-month period ending prior to the closing date) divided by the aggregate number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares issued to Liberty stockholders and warrantholders in the business combination. The stated value is used, among other things, for purposes of calculating the premium reserve created upon issuance of the Prisa Class B convertible non-voting shares (as described below) and for liquidation preference purposes, and is not intended to be indicative of the market value of the Prisa Class B convertible non-voting shares.

Each Prisa Class B convertible non-voting share will receive a minimum annual dividend, so long as there is no legal restriction against such payment, in an amount equal to €0.175, except in respect of fiscal year 2010, for which period the amount of the minimum dividend payable in respect of each Prisa Class B convertible non-voting share will be calculated by multiplying €0.175 by the fraction of the fiscal year during which the Prisa Class B convertible non-voting shares will have been outstanding (the number of days from issuance through and including December 31, 2010, divided by 365). Prisa may pay the minimum annual dividend from two sources: distributable profits, as defined by Section 273 of the Spanish Companies Law of 2010, and from the premium reserve created in connection with the issuance of the Prisa Class B convertible non-voting shares. Assuming the maximum number of Prisa Class B convertible non-voting shares are issued in the business combination (approximately 403 million shares), an aggregate annual minimum dividend of €70.5 million would have been payable on the Prisa Class B convertible non-voting shares for each of 2007, 2008 and 2009. For 2008, Prisa would have been obligated to pay €37.2 million of this amount from available distributable profits and the remaining €33.3 million out of a charge against the premium reserve that would have been created at the time of issuance; for 2009, since Prisa did not have distributable profits for the year, Prisa would have been obligated to pay the entire €70.5 million out of a charge against the premium reserve.

The premium reserve will be non-distributable for so long as any Prisa Class B convertible non-voting shares remain outstanding, other than for the payment of the minimum dividend on the Prisa Class B convertible non-voting shares in the event that there are insufficient distributable profits to pay the full amount of such dividend. The premium reserve may also be distributed in connection with conversion of the Prisa Class B convertible non-voting shares, as described below. If, in a given financial year, Prisa earns sufficient distributable profits to cover the full amount of the minimum dividend due to the holders of Prisa Class B convertible non-voting shares, then Prisa must submit this payment out of distributable profits to shareholders for approval. If distributable profits in a given financial year are insufficient to cover the full amount of the minimum dividend due to the holders of the Prisa Class B convertible non-voting shares, then any shortfall would be payable from the premium reserve in respect of the Prisa Class B convertible non-voting shares. If the minimum dividend in respect of a given financial year exceeds the sum of distributable profits in that year and the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, then Prisa would be obligated to pay only a partial dividend for such year, up to the amount of such distributable profits plus the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, pro rata in respect of the Prisa Class B convertible non-voting shares. Any remaining shortfall would be added to the annual minimum dividend payable in respect of the Prisa Class B convertible non-voting shares in the following year.

In the event of conversion, the holder of Prisa Class B convertible non-voting shares will be entitled to receive in cash, on or before the date the Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares, any minimum dividend not paid before such date (including (i) the proportionate minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion takes place and the non declared nor paid minimum dividend corresponding to the previous year, to the extent there are distributable profits for the previous or current year or premium reserve and (ii) any accumulated dividend not paid from previous years, to the extent there are distributable profits for the previous or current year).

Any portion of the minimum annual dividend for a given year that Prisa does not become obligated to pay due to a lack of sufficient distributable profits for that year or lack of available premium reserve will accumulate until it becomes payable out of distributable profits for a subsequent year(s). Any remaining accumulated dividends at the time of conversion (whether voluntary or automatic) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion or the previous year (if the minimum dividend for such year has not been declared) that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid.

Assuming distributable profits or Class B share premium reserves are available, the minimum dividend would be paid as soon as possible following the ordinary shareholders’ meeting at which the shareholders approve Prisa’s annual accounts, and in no event later than September 30 of each year. Prisa Class B convertible non-voting shares will also participate in any dividend paid in respect of the Prisa Class A ordinary shares, provided, however, that no such dividend shall be paid until the minimum dividend due to the Prisa Class B convertible non-voting shares has been paid in full, including any unpaid amounts accumulated from prior years. All minimum dividends in respect of the Prisa Class B convertible non-voting shares will be paid in cash.

Holders of Prisa Class B convertible non-voting shares may at any time give Prisa notice of their election to convert the shares into one Prisa Class A ordinary share for each Prisa Class B convertible non-voting share. Prisa’s board (or a duly authorized committee) will, within five business days following the end of each month, issue Prisa Class A ordinary shares in respect of the Prisa Class B convertible non-voting shares whose holders have elected conversion during that prior month. Prisa will register with the Mercantile Register all Prisa Class A ordinary shares issued upon conversion as soon as practicably possible before the end of the month in which the Prisa Class A ordinary shares are issued.

Any Prisa Class B convertible non-voting share still outstanding on the date that is 42 months after its issue date will automatically convert into one Prisa Class A ordinary share, without any action by the holder. In the event of automatic conversion, if the volume-weighted average price of Prisa Class A ordinary shares on the Spanish Continuous Market Exchange (Sistema de Interconexión Bursátil-Mercado Continuo) during the 20 consecutive trading days immediately preceding the conversion date, or the twenty-day trailing average, is below €2.00, then the conversion rate will be modified. In this event, the number of Prisa Class A ordinary shares into which each Prisa Class B convertible non-voting share will convert will be equal to a fraction (expressed as a decimal), the numerator of which will be €2.00 and the denominator of which will be the twenty-day trailing average, subject to a maximum conversion rate of 1.33 Prisa Class A ordinary shares per Prisa Class B convertible non-voting share. If the twenty-day trailing average is less than €2.00, Prisa may also choose to retain the 1:1 conversion ratio, in which case Prisa would pay a per share amount of cash equal to the difference between €2.00 and the twenty-day trailing average, subject to a maximum of €0.50 per Prisa Class B convertible non-voting share. The balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, if any, will be made available to pay the nominal value of the Prisa Class A ordinary shares to be issued in excess of the Prisa Class B convertible non-voting shares to be converted.

Prisa will not effect any reorganization, recapitalization, reclassification, stock split, reverse stock split or other similar changes in capitalization relating to the Prisa Class A ordinary shares unless an appropriate adjustment to the conversion rate is provided for.

In a liquidation of Prisa, the Prisa Class B convertible non-voting shares would be entitled to receive, on a preferential basis according to applicable law, their stated value per share, before any distribution is made to the holders of Prisa Class A ordinary shares. In the event that Prisa has, immediately prior to any liquidation, distributable profits or share premium reserves in respect of the Prisa Class B convertible non-voting shares, the holders of the Prisa Class B convertible non-voting shares would receive any unpaid minimum dividend, including any accumulated unpaid dividends from prior years, in respect of the prior and then current fiscal year.

The Prisa Class B convertible non-voting shares will be represented by Prisa ADS-NVs, with each Prisa ADS-NV representing 4 Prisa Class B convertible non-voting shares. The amended and restated bylaws of Prisa to be in effect when Prisa and Liberty complete the business combination, the Prisa Shareholder resolution establishing the class and the Spanish Companies Law will govern the rights of the Prisa Class B convertible non-voting shares of Prisa. A copy of an English translation of the proposed amended bylaws of Prisa is included in this proxy statement/prospectus as Annex J.

Q.	Why is Liberty proposing the business combination?

A.	Liberty is a blank check company formed specifically as a vehicle for the acquisition of, or merger with, a business whose fair market value is equal to at least 80% of the assets of Liberty’s trust account in which a substantial portion of the proceeds of the IPO have been deposited (excluding deferred underwriting discounts and commissions) plus the proceeds of the co-investment required of Liberty’s sponsors in connection with a business combination, which Liberty has waived in connection with, and subject to completion of, the proposed business combination with Prisa. Liberty has been in search of a business combination partner since completing its IPO in December 2007. Liberty’s board of directors believes that Prisa presents a unique opportunity for Liberty because Prisa is an established company with leading market positions in several businesses and geographic markets, including audiovisual, publishing, newspapers and magazines and radio, a portfolio of premium brands, diversified revenue streams and robust growth potential in its existing markets and geographic markets in Latin America, the United States and other dynamical global markets, among other factors. As a result, Liberty’s board of directors believes that the business combination with Prisa will provide Liberty stockholders and warrantholders with an opportunity to acquire Prisa shares at an attractive valuation and to participate in a well-established company with significant growth potential.

Q.	Why is Liberty proposing the reincorporation proposal?

A.	Liberty is proposing the reincorporation proposal to approve the reincorporation of Liberty from Delaware to Virginia, by means of the merger of Liberty into Liberty Virginia. The reincorporation merger is the first step of the business combination and must be completed in order to effect the second step share exchange, insofar as the Delaware General Corporation Law does not contain a share exchange provision comparable to that contained in the Virginia Stock Corporation Act.

Q.	Why is Liberty proposing the liquidation proposal?

A.	Liberty’s IPO prospectus contemplates that, if within 90 days prior to December 12, 2010, Liberty seeks approval from its stockholders to consummate a business combination, the proxy statement related to such business combination will also seek stockholder approval for Liberty’s dissolution and its board’s recommended plan of distribution in the event Liberty’s stockholders do not approve such business combination or if such business combination is not consummated for other reasons. Therefore, if either (or both) the reincorporation proposal or the business combination proposal is not approved or Liberty does not otherwise consummate the business combination, Liberty will not be able to consummate a business combination on or before December 12, 2010 and is therefore seeking stockholder approval of Liberty’s dissolution and a plan of distribution, as is required by Liberty’s restated certificate of incorporation. Accordingly, Liberty will present the liquidation proposal for a vote at the special meeting to seek stockholder approval of its dissolution and the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus. Liberty’s board of directors unanimously recommends that you vote “FOR” the liquidation proposal. Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

It is important for you to note that in the event the liquidation proposal does not receive the necessary vote of Liberty’s stockholders to approve such proposal, Liberty will not be authorized to distribute the funds held in Liberty’s trust account to holders. Consequently, holders of a majority of Liberty’s outstanding common stock must approve Liberty’s dissolution in order to receive the funds held in its trust account. In the event Liberty does not obtain such approval, it will nonetheless continue to pursue stockholder approval for Liberty’s dissolution and a plan of distribution.

In addition to the amounts held in Liberty’s trust account, as of June 30, 2010 there was approximately $7.3 million in current assets, subject to outstanding current liabilities of approximately $5.9 million as of that date. Liberty’s net assets would be available to be distributed on a pro rata basis to its holders of common stock if the liquidation proposal is approved. Liberty expects, however, that after giving effect to additional expenses accrued and to be accrued through the liquidation date, no additional amounts would be available for distribution to its common stockholders in liquidation. If the business combination is not completed and the liquidation proposal is approved by Liberty’s stockholders, Liberty expects that Liberty stockholders will receive approximately $9.87 per share upon liquidation of Liberty.

Q.	What vote is required to approve the warrant amendment proposal to be presented at the special meeting of warrantholders?

A.	Approval of the warrant amendment proposal requires the written consent of the registered holders of at least a majority of Liberty’s warrants issued and outstanding as of the record date. As of the record date, Liberty’s sponsors beneficially owned an aggregate of approximately 32.3% of the outstanding warrants of Liberty. Under a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, with respect all of their warrants, to consent to the warrant amendment proposal.

Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) will not participate in the warrant exchange. However, those warrants will be outstanding on the record date for the special meeting of Liberty warrantholders and the sponsors will be entitled to vote those warrants on the warrant amendment proposal.

Abstentions and broker non-votes will have the same effect as a vote “AGAINST” the warrant amendment proposal.

Q.	If the warrant amendment proposal is approved, but I don’t vote “FOR” it, will the proposed amendments be binding on me and will my warrants be subject to the warrant exchange?

A.	Yes. If the warrant amendment proposal is approved, assuming the business combination is consummated, the proposed amendments to the warrant agreement will be binding on all warrantholders, and all of your warrants will be automatically exchanged in the warrant exchange, whether or not you voted “FOR” the warrant amendment proposal.

Q.	What vote is required to approve the proposals to be presented at the special meeting of stockholders?

A.	The approval and adoption of each of the reincorporation proposal, the business combination proposal and the liquidation proposal requires the affirmative vote of at least a majority of the shares of Liberty common stock outstanding as of the record date. In addition, each Liberty stockholder who holds shares of common stock issued in Liberty’s IPO (including all publicly-traded shares, whether such shares were acquired in the IPO or afterwards) and votes all of its shares “AGAINST” the business combination proposal has the right to elect that Liberty redeem such stockholder’s shares, which shares as to which a valid election is made are referred to as the redemption election shares, for cash equal to a pro rata portion of the trust account, including interest, in which a substantial portion of the proceeds of Liberty’s IPO have been deposited. The business combination will not be completed if the holders of 31,050,000 or more shares of common stock issued in Liberty’s IPO, an amount equal to 30% or more of such shares, vote their shares against the business combination proposal and validly exercise their redemption rights, regardless of whether at least a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal.

The approval of the stockholder adjournment proposal requires the affirmative vote of at least a majority of the shares of Liberty common stock represented in person or by proxy and entitled to vote on the proposal at the special meeting of stockholders.

Abstentions will have the same effect as a vote “AGAINST” the reincorporation proposal, the business combination proposal, the liquidation proposal and the stockholder adjournment proposal. A broker non-vote will have the effect of a vote “AGAINST” the reincorporation proposal, the business combination proposal and the liquidation proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the stockholder adjournment proposal.

Q.	What are the interests of Liberty’s directors and executive officer in the business combination?

A.	When you consider the recommendation of Liberty’s board of directors to vote in favor of the approval of the reincorporation proposal, the business combination proposal and the warrant amendment proposal, you should keep in mind that Liberty’s directors and executive officer have interests in the business combination that are different from, or in addition to, your interests as a stockholder and/or warrantholder. These interests include:

• Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. In the event of a dissolution,

• the 25,875,000 shares included as part of the founders’ units that Liberty’s founders purchased prior to Liberty’s IPO for an aggregate purchase price of approximately $25,000 would become worthless, as the Liberty founders have waived any right to receive liquidation distributions with respect to their shares. Such shares had an aggregate market value of approximately $272.2 million, based upon the closing price of $10.52 on the NYSE Amex on October 25, 2010, the record date for the special meeting of stockholders.

• all of (i) the 12,000,000 sponsors’ warrants purchased by Liberty’s sponsors at a price of $1.00 per warrant for an aggregate purchase price of $12,000,000 and (ii) the 12,937,500 founders’ warrants included as part of the founders’ units that Liberty’s founders (which includes the sponsors) purchased prior to Liberty’s IPO would expire and become worthless. Such warrants had an aggregate market value of approximately $41.6 million, based upon the closing price of the Liberty warrants of $1.67 on the NYSE Amex on October 25, 2010, the record date for the special meeting of warrantholders.

• Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination.

• Mr. Nicolas Berggruen and Mr. Martin Franklin, each of whom controls one of Liberty’s sponsors and is a member of Liberty’s board of directors, have agreed that, if Liberty dissolves prior to the consummation of a business combination, they will personally jointly and severally indemnify Liberty for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by Liberty for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in Liberty’s trust account. Based on Liberty’s estimated debts and obligations, Liberty does not currently expect that Messrs. Berggruen and Franklin will have any exposure under this arrangement in the event of a dissolution.

• Mr. Nicolas Berggruen and Mr. Martin Franklin have agreed that they will personally, jointly and severally indemnify Prisa for any and all loss, liability, obligation, damage, cost, expense, fine or penalty, interest, tax, assessment, judgment or deficiency of any nature whatsoever (which we refer to collectively as damages) which Prisa may become subject to as a result of or in connection with the business combination regardless of whether the damages arise at, before or after the closing and are based on circumstances existing on or before the closing related to any liabilities of Liberty, excluding claims arising from, as a result of or in connection with Liberty entering into the business combination. Messrs. Berggruen’s and Franklin’s indemnification obligations are subject to certain thresholds for individual claims, a deductible and a limit on their total liability, and they are limited to claims for indemnification made by Prisa prior to March 5, 2015.

• Each of the sponsors has agreed to purchase $25 million of shares of Series A preferred stock of Liberty, as part of the sales of preferred stock to be effected by Liberty to provide funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. If the business combination is consummated, the sponsors will receive a combination of cash and Prisa shares on account of their shares of Liberty Series A preferred stock, depending upon the total number of holders of Liberty common stock who elect the $10.00 per share cash alternative or validly exercise their redemption rights. If the business combination is not consummated, Liberty will be required to redeem the shares of Liberty Series A preferred stock purchased by the sponsors for the amount of the original purchase price.

Q.	How will Liberty’s founders vote?

A.	Liberty’s founders purchased shares of Liberty common stock prior to Liberty’s IPO, and beneficially own an aggregate of 20% of the outstanding shares of Liberty common stock as of the date of this proxy statement/prospectus. Each of the founders has agreed with Liberty and the underwriters of Liberty’s IPO (i) to vote all of these shares which were acquired prior to the IPO in accordance with the vote of the majority in interest of all other Liberty stockholders voted at the stockholders meeting on the business combination proposal and (ii) that if he or it acquires shares of Liberty common stock in or following Liberty’s IPO, he or it will vote all such acquired shares in favor of the business combination proposal. In addition, Liberty’s sponsors own an aggregate of 32.3% of the Liberty warrants outstanding as of the date of this proxy statement/prospectus and, pursuant to a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, have agreed, in respect of all of their warrants, to consent to the warrant agreement amendment. As of the date of this proxy statement/prospectus, none of the founders have acquired any shares or warrants since the date of Liberty’s IPO.

Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. The exact number of shares to be sold by Liberty’s sponsors will be determined based upon the number of shares of Liberty common stock as to which the holders elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation. As a result, those warrants and shares will not participate in the warrant exchange or the share exchange. These warrants and shares will be outstanding on the record date for the special meetings of Liberty’s warrantholders and stockholders and the sponsors will be entitled to vote those warrants and shares on the warrant amendment proposal, the reincorporation proposal, the business combination proposal, the liquidation proposal and the stockholder adjournment proposal, as applicable. Liberty’s sponsors’ obligation to sell the shares to Liberty will automatically terminate if the business combination agreement is terminated without the business combination having been consummated.

In addition, each of Liberty’s founders has advised Liberty that he or it intends to vote all of his or its Liberty common stock in favor of the reincorporation proposal and the stockholder adjournment proposal.

All of the founders have agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal.

Q.	Do I have redemption rights in connection with the business combination?

A.	If on the record date for the Liberty stockholder meeting you hold shares of common stock issued in Liberty’s IPO (which include all publicly-traded shares, whether such shares were acquired pursuant to such IPO or afterwards), then you have the right to vote against the business combination proposal and, by complying with the requirements described in this proxy statement/prospectus, to validly exercise your right to require Liberty to redeem your shares of common stock if the business combination is completed, for a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held. We refer to these rights to vote against the business combination proposal and to require the redemption of your shares for a pro rata portion of the trust account in this proxy statement/prospectus as redemption rights.

The Liberty warrants do not have any redemption rights in connection with the proposed business combination.

Q.	How does the $10.00 per share cash alternative affect my right to redeem my shares of Liberty common stock? Why should I elect the $10.00 per share cash alternative instead of exercising my redemption rights?

A.	It does not. Holders of shares of Liberty common stock issued in Liberty’s IPO continue to have the right to vote against the business combination proposal and to redeem their shares for a pro rata portion of Liberty’s trust account. However, if the business combination is completed and you exercised redemption rights with respect to your shares, you will receive approximately $9.87 in respect of each share of Liberty Virginia common stock you held, whereas if you had elected the $10.00 per share cash alternative, you would have received $10.00 in respect of each share of Liberty Virginia common stock you held in the share exchange for which you made a cash election. If you wish to exercise your redemption rights, you must do so with respect to all of your shares of Liberty common stock, whereas you may make a cash election with respect to any or all of your shares of Liberty common stock. Cash owed to Liberty Virginia stockholders in respect of shares validly redeemed and in respect of shares for which a valid election for the $10.00 per share cash alternative was made will be paid at the same time and on the same terms to Liberty Virginia stockholders. Prisa and Liberty are not aware of any benefit to holders of Liberty common stock who exercise redemption rights with respect to their shares instead of electing to receive the $10.00 per share cash alternative with respect to those shares.

The Liberty board was aware that the $10.00 cash alternative feature of the proposed business combination may have the effect of creating an economic incentive for those stockholders who might otherwise demand redemption for approximately $9.87 per share, or seek Liberty’s liquidation and receive approximately $9.87 per share, to instead elect to receive the $10.00 per share cash alternative in the business combination, and of the sponsors’ belief that stockholders making this election would be more likely to vote for the business combination.

Q.	What happens if I vote my shares against the business combination proposal and exercise my redemption rights?

A.	Prisa and Liberty will not complete the business combination if the holders of 31,050,000 or more shares of common stock issued in Liberty’s IPO, an amount equal to 30% or more of such shares, vote their shares against the business combination proposal and validly exercise their redemption rights, regardless of whether at least a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal. If Prisa and Liberty do not complete the business combination, then your shares will not be redeemed for cash in connection with the business combination, even if you validly exercised your redemption rights.

If you vote your shares against the business combination proposal, validly exercise your redemption rights and Prisa and Liberty complete the business combination, your shares will be redeemed and you will be entitled to receive cash for such shares as described below.

Q.	What happens if I vote my shares against the business combination proposal and do not exercise my redemption rights or elect the $10.00 per share cash alternative?

A.	If Prisa and Liberty complete the business combination, and if you are a stockholder and do not validly exercise your redemption rights or elect the $10.00 per share cash alternative, your Liberty shares will be exchanged for the right to receive the mixed consideration in the business combination, regardless of how or whether you voted on the business combination proposal.

Q.	What happens if holders of more than 80 million shares of Liberty common stock make valid elections for the $10.00 per share cash alternative or exercise redemption rights?

A.	Prisa will not be required to complete the business combination and each of Prisa and Liberty has the right to terminate the business combination agreement if holders of Liberty common stock elect to receive the $10.00 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation for a total of more than 80 million shares of Liberty common stock. The Liberty sponsors have indicated that they will not elect to receive the $10.00 per share cash alternative with respect to any of the shares of Liberty common stock that they hold.

Q.	If I have redemption rights, how do I exercise them and what will I receive?

A.	If you are a stockholder of record on the record date for the special meeting of Liberty stockholders and wish to exercise your redemption rights, you must, with respect to all of your shares: (i) vote against the business combination proposal, (ii) give (and not subsequently withdraw) written notice to Liberty of your election to require Liberty to redeem your shares for cash by marking the appropriate box on your proxy card or delivering the required notice to Liberty at its executive offices and (iii) tender your shares of Liberty common stock in the manner provided below, no later than immediately prior to the vote on the business combination proposal at the special meeting of stockholders (or any adjournment or postponement of the meeting). If you validly exercise your redemption rights and Prisa and Liberty complete the business combination then (1) you will be entitled to receive a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held, including any interest earned thereon through the date that is two days prior to the date of completion of the business combination and (2) you will be exchanging your shares for cash and will no longer own these shares. However, if you elect to have your shares redeemed and you own Liberty warrants, you will still participate in the warrant exchange with respect to any warrants you hold if Prisa and Liberty complete the business combination.

Based on the amount of cash held in the trust account as of June 30, 2010, without taking into account any interest accrued after that date, you will be entitled to elect to have each share that you hold redeemed for approximately $9.87 per share. In order to validly exercise your redemption rights, you must make the election with respect to all of your shares. If you validly exercise your redemption rights, you will be entitled to receive the redemption payment only if Prisa and Liberty complete the business combination. If Prisa and Liberty do not complete the business combination, then no shares will be redeemed for cash at this time. Liberty will have sufficient funds in the trust account to pay the redemption price for the redemption election shares, even if it must redeem up to 30% of the shares of common stock issued in Liberty’s IPO.

Prisa and Liberty will not complete the business combination if the holders of 31,050,000 or more shares of common stock issued in Liberty’s IPO, an amount equal to 30% or more of such shares, vote their shares against the business combination proposal and validly exercise their redemption rights, regardless of whether at least a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal. If Prisa and Liberty do not complete the business combination, then your shares will not be redeemed for cash at this time, even if you have validly exercised your redemption rights.

You will be required, whether you are a record holder or hold your shares in “street name” through your broker, either to tender certificates representing your shares to Liberty’s transfer agent at any time before the vote on the business combination proposal or to deliver your shares to Liberty’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 per position, and the broker may or may not pass this cost on to you.

As the certificate delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name,” generally within a day by simply contacting the transfer agent (if you are the record holder) or your broker and requesting delivery of your shares through the DWAC System, we believe this time period is sufficient for an average investor.

Any valid exercise of redemption rights, once made, may be withdrawn at any time up to immediately prior to the vote on the business combination proposal at the special meeting of Liberty stockholders (or any adjournment or postponement thereof). Furthermore, if you deliver a stock certificate for redemption and subsequently decide prior to the vote on the business combination proposal at the special meeting not to elect redemption, you may simply request that the transfer agent return the shares (in certificated form or electronically) to you.

Please note, however, that once the vote on the business combination proposal is taken at the special meeting of Liberty stockholders, you may not withdraw your request for redemption and request the return of your stock (either in certificated form or electronically). If Prisa and Liberty do not complete the business combination, Liberty will promptly return your tendered shares to you.

Q.	What if I object to the proposed business combination? Do I have appraisal or dissenters’ rights?

A.	No appraisal or dissenters’ rights are available for the stockholders or warrantholders of Liberty in connection with the proposals described in this proxy statement/prospectus.

Q.	What happens to the funds deposited in the trust account after consummation of the business combination?

A.	Upon consummation of the business combination, any funds remaining in the trust account after payment of Liberty’s transaction fees and expenses, the cash portions of the warrant consideration and the mixed consideration, deferred underwriting discounts and commissions and up to $300 million to fund the cash payable to stockholders that validly exercised their redemption rights or elected the $10.00 per share cash alternative, will be delivered by the trustee to Liberty Virginia, which upon the share exchange will be a wholly owned subsidiary of Prisa, and available for use by Prisa as described in this proxy statement/prospectus.

Q.	What happens if the business combination agreement is terminated or the business combination with Prisa is otherwise abandoned?

A.	If the business combination agreement is terminated or the proposed business combination is otherwise abandoned, depending on timing of the termination or abandonment, Liberty will redeem all of the shares of Liberty preferred stock for an amount equal to the purchase price paid for such shares plus all interest accrued on the funds in the preferred shares escrow account and continue to search for a business combination. However, Liberty will begin the dissolution process provided for in Liberty’s restated certificate of incorporation if it does not consummate a business combination by December 12, 2010. Specifically, Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. If Liberty is unable to conclude a business combination and is dissolved and it expends all of the net proceeds of its IPO, other than the proceeds deposited in the trust account (taking into account interest earned on the trust account through June 30, 2010 net of income taxes payable on interest earned on the trust account and net of $10.35 million in interest income on the trust account balance released through such date to Liberty to fund working capital requirements), the per-share liquidation price would be approximately $9.87. However, the actual per-share liquidation price could be less than $9.87 if the amount in the trust account is reduced below $1,021,545,000 as a result of successful third party claims against the trust account and/or income taxes payable on the interest income of the trust account. As of June 30, 2010, the trust account balance was approximately $1,022 million, Liberty had an income tax receivable of approximately $328,000 and the total billed and unbilled fees owed to Liberty’s independent registered public accounting firm were approximately $1,000. As of the date hereof, Liberty is not aware of any third party claims against the trust account. Furthermore, the outstanding warrants are not entitled to participate in a liquidating distribution, and the warrants would therefore expire and become worthless if Liberty dissolves and liquidates before completing a business combination.

Q.	When do you expect Liberty and Prisa to complete the proposed business combination?

A.	Liberty and Prisa expect to complete the proposed business combination as promptly as practicable following the special meetings of Liberty warrantholders and Liberty stockholders scheduled to be held on November 24, 2010 and the Prisa shareholders’ meeting expected to be held on November 27, 2010. However, Liberty or Prisa may terminate the business combination agreement in certain circumstances even if warrantholders previously have approved the warrant amendment proposal or stockholders previously have approved the business combination proposal. The business combination may not be effected legally absent approval by the Prisa shareholders of the amendments to Prisa’s bylaws (described elsewhere in this proxy statement/prospectus) providing for the capital increase in-kind necessary for effecting the business combination and establishing the rights of the Prisa Class B convertible non-voting shares; therefore, receipt of Prisa shareholder approval is a condition to both Prisa’s and Liberty’s obligations under the business combination agreement to complete the business combination.

Q.	Are Liberty’s sponsors completing their co-investment obligations?

A.	No. At Prisa’s request, subject to the consummation of the business combination, Liberty has waived the co-investment obligations of Liberty’s sponsors, so as to reduce the potential dilution to Prisa’s shareholders upon the consummation of the business combination. If the co-investment obligations were to be completed, Liberty’s sponsors would be required to purchase a total of six million Liberty units, consisting of six million shares of Liberty common stock and three million Liberty warrants on the same terms as the warrants sold to the public in the IPO, which shares and warrants would be exchanged in the business combination for cash and a total of 10.35 million Prisa Class A ordinary shares and 18 million Prisa Class B convertible non-voting shares. In order to avoid the dilution to Prisa’s shareholders that would arise from the issuance of those additional shares in the business combination, and because the proposed business combination with Prisa does not require the additional equity capital that would be provided by the co-investment, the waiver of the sponsors’ co-investment obligations was provided at Prisa’s request.

Liberty’s IPO prospectus stated that the proceeds from the sale of the co-investment units would provide Liberty with additional equity capital to fund a business combination, and stated Liberty’s belief that the co-investment demonstrated the sponsors’ commitment of significant capital on the same terms as Liberty’s public stockholders, which helps differentiate Liberty’s sponsors from the sponsors of other similar blank check companies. In the proposed business combination with Prisa, since the maximum number of Prisa securities that could be issued was a constant, the mixed consideration would have to have been changed to increase the cash component and decrease the securities component if the co-investment had been made. In addition, the Liberty sponsors have agreed to purchase $50 million of Liberty’s preferred stock, which, to the extent that holders of Liberty common stock exercise their redemption rights or elect to receive the $10.00 cash alternative in the business combination, would be exchanged in the business combination for Prisa securities through a mechanism resulting in less dilution to Liberty’s public stockholders than the resulting dilution if the co-investment were to have been required. Liberty’s independent directors determined, in the exercise of their fiduciary duties, that the waiver of the co-investment was more beneficial to Liberty’s public stockholders than requiring the co-investment. The IPO prospectus was silent on the consequences of a waiver of the co-investment obligation by Liberty. Therefore, Liberty’s board of directors believes that the waiver of the sponsor’s co-investment obligation is not inconsistent with the disclosure contained in the IPO prospectus. In addition, Liberty has obtained an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, that while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the waiver of the co-investment does not require an amendment to Liberty’s restated certificate of incorporation. Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis of the waiver of the sponsors’ co-investment obligations. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Q.	Will Liberty’s founders be subject to any transfer restrictions on Prisa shares received in the business combination?

A.	Yes. Although the representatives for the underwriters of Liberty’s IPO have agreed, effective upon the consummation of the business combination, to release Liberty’s founders from the transfer restrictions that the founders agreed to in connection with the IPO, Liberty’s founders have committed, subject to certain exceptions, that they will not, without the prior written consent of Liberty, sell, assign, transfer, pledge or otherwise dispose any of their Prisa ADSs or shares received in the business combination in exchange for their Liberty common stock owned prior to Liberty’s initial public offering until the date that is one year from the date of the consummation of the business combination.

In addition, Liberty’s sponsors are expected to be affiliates of Prisa following the consummation of the business combination, and for so long as they remain affiliates would thus be subject to volume limitations on the public resale of the Prisa shares they receive in the business combination in order to sell in reliance on Rule 145 promulgated under the Securities Act of 1933.

Q.	Does the structure of the proposed business combination differ from the disclosure contained in Liberty’s IPO prospectus?

A.	The terms of the proposed business combination differ from the terms of a potential business combination described in Liberty’s IPO prospectus in a number of respects, including the following:

• Liberty’s IPO prospectus disclosed that Liberty “will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses.” However, in the proposed business combination, Liberty itself is not acquiring anything, but rather its stockholders are exchanging their shares of Liberty common stock for a majority of the outstanding equity interests in the target business.

• Liberty’s IPO prospectus did not disclose or contemplate that the terms of a future business combination would include a cash election in an amount greater than the redemption value of the Liberty common stock. The cash election may have the effect of significantly reducing or eliminating the possibility that stockholders who do not wish to receive Prisa securities in the business combination will vote against the business combination, in which event they would risk receiving only the estimated $9.87 per share liquidation value for their shares if the proposed business combination is not approved, rather than the $10.00 per share cash election amount they would receive if the proposed business combination is approved and consummated and they made the cash election.

• Liberty’s IPO prospectus, which related to the sale of units consisting of common stock and warrants, disclosed that any proposed business combination would require the approval of the holders of Liberty common stock and did not mention that a business combination may require the approval of other persons, including warrantholders. However, the proposed business combination requires the approval of both the holders of Liberty common stock and the Liberty warrantholders since approval of the warrant agreement amendment is a condition to the consummation of the business combination.

• Liberty’s IPO prospectus did not disclose or contemplate that the waiver of the obligations of the sponsors to consummate a $60 million co-investment might be a condition to a proposed business combination.

  It is possible that Liberty’s stockholders could attempt to bring claims against Liberty on the basis that some aspects of the business combination, such as those listed above, are inconsistent with the disclosure contained in Liberty’s IPO prospectus.

Q.	Did Liberty’s board of directors make a determination as to the value of Prisa?

A.	While Liberty’s board of directors did not identify a specific value for Prisa, based upon reported Prisa financial statements and the price of Prisa shares at the time of execution of the business combination agreement, Liberty’s board of directors determined the enterprise value of Prisa prior to the contemplated business combination to be approximately $8 billion, which satisfies the test for a permissible business combination under Liberty’s restated certificate of incorporation.

Q.	Did Liberty’s board of directors obtain a fairness opinion in connection with its approval of the business combination agreement?

A.	No. Liberty’s board of directors determined not to obtain a fairness opinion for the following reasons: (i) the board of directors’ internal ability to value Prisa against publicly traded companies that it viewed as comparable to Prisa and other market index measures; (ii) the board of directors’ general exercise of its business judgment; and (iii) the board of directors’ knowledge that the value of the proposed business combination to Liberty stockholders would be tested by the market and factors that Liberty’s public stockholders deem relevant, and that stockholders holding 30% of Liberty’s publicly held shares could effectively veto the proposed business combination by validly exercising their redemption rights.

Q.	What do I need to do now?

A.	Liberty and Prisa urge you to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the business combination proposal will affect you as a Liberty stockholder and/or how the warrant amendment proposal will affect you as a Liberty warrantholder. YOU SHOULD CAREFULLY CONSIDER THOSE FACTORS DESCRIBED IN “RISK FACTORS.” You should then vote/consent as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card(s) or, if you hold your shares or warrants through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee and submit your form of election and follow the instructions provided therein. If you do not submit a form of election and do not validly exercise your redemption rights, your shares will be considered “non-electing” shares, and will be exchanged for the right to receive the mixed consideration upon the consummation of the business combination.

Q.	How do I vote?

A.	If you were a holder of record of Liberty common stock or warrants on the record date, you may vote/consent with respect to the applicable proposals in person at the special meeting of stockholders or the special meeting of warrantholders, as the case may be, or by submitting a proxy. You may submit your proxy by signing, dating and returning the enclosed proxy card(s) in the pre-addressed postage paid envelope. In addition to voting by submitting your proxy card by mail, many stockholders and warrantholders who hold their shares or warrants through a broker, bank or other nominee will have the option to submit their proxy cards or voting instruction cards electronically through the Internet. If you hold your shares or warrants through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee of record to see which options are available. If you hold your shares or warrants in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares and/or warrants, or if you wish to attend the special meeting of stockholders or the special meeting of warrantholders and vote/consent in person, you must obtain a “Legal Proxy” from your broker or bank. Your vote, or your giving of a proxy to vote, in favor of the warrant amendment proposal will be deemed to be your written consent to the proposed amendments to the warrant agreement.

Q.	Do I need to attend the special meeting of stockholders to vote my shares or the special meeting of warrantholders to vote my warrants?

A.	No. You are invited to attend the applicable special meeting(s) to vote on the proposals described in this proxy statement/prospectus. However, you do not need to attend the special meeting of stockholders to vote your shares or the special meeting of warrantholders to vote your warrants. Instead, you may submit your proxy by signing, dating and returning the applicable enclosed proxy card(s) in the pre-addressed postage paid envelope. Your vote is important. Liberty encourages you to vote as soon as possible after carefully reading this proxy statement/prospectus.

Q.	If I am not going to attend the special meeting of stockholders in person, should I return my proxy card instead?

A.	Yes. After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign the applicable proxy card. Then return the proxy card in the return envelope provided as soon as possible, so that your shares may be represented at the special meeting.

Q.	If I am also a warrantholder and I am not going to attend the special meeting of warrantholders in person, should I participate in the warrant amendment?

A.	Yes. An abstention, since it is not an affirmative vote in favor of the warrant amendment proposal, will have the same effect as a vote against the warrant amendment proposal. After carefully reading and considering the information contained in this proxy statement/prospectus, please complete and sign the applicable proxy card. Then return the proxy card in the return envelope provided as soon as possible, so that your warrants may be represented at the special meeting.

Q.	What do I do if I want to change my vote?

A.	If you wish to change your vote, please send a later-dated, signed proxy card to D.F. King & Co., Inc. at 48 Wall Street, New York, NY, 10005 prior to the vote at the special meeting of stockholders or warrantholders, as applicable, or attend such special meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to D.F. King & Co., Inc., provided such revocation is received prior to the vote at the applicable special meeting. If your shares or warrants are held in street name by a broker or other nominee, you must contact the broker or nominee to change your vote.

Q.	If my shares or warrants are held in “street name” by my broker, will my broker vote my shares or warrants for me if I don’t provide instructions?

A.	No. If your broker holds your shares or warrants in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares on the reincorporation proposal, the business combination proposal, the liquidation proposal or the stockholder adjournment proposal or your warrants on the warrant amendment proposal. If you do not give your broker voting instructions and the broker does not vote your shares or warrants, this is referred to as a “broker non-vote.” Broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of Liberty stockholders, and will have the same effect as a vote “AGAINST” the reincorporation proposal, the business combination proposal and the liquidation proposal and a vote “AGAINST” the warrant amendment proposal, but will not be counted towards the vote total for the stockholder adjournment proposal. However, in no event will a “broker non-vote” that has the effect of voting against the business combination proposal also have the effect of exercising your redemption rights for a pro rata portion of the trust account, and therefore no shares as to which a “broker non-vote” occurs will be redeemed in connection with the proposed business combination.

Q.	What is the quorum requirement for the special meeting of Liberty stockholders?

A.	A quorum of stockholders is necessary to hold a valid meeting of Liberty stockholders at which action can be taken. A quorum will be present if at least a majority of the outstanding shares of Liberty common stock are represented by stockholders present at the meeting in person or by proxy. On the record date for the special meeting of Liberty stockholders, there were 129,375,000 shares of Liberty common stock outstanding and entitled to vote.

Your shares will be counted towards the quorum only if you submit a valid proxy (or your broker, bank or other nominee submits one on your behalf) or if you vote in person at the special meeting of Liberty stockholders. Abstentions and broker non-votes will be counted towards the quorum requirement. If there is no quorum, a majority of the shares represented by stockholders present at the special meeting or by proxy, or the presiding officer of the special meeting of stockholders, may authorize adjournment of the special meeting to another date, subject to the written consent of Prisa.

Q.	What happens to Liberty warrants I hold if I vote my Liberty shares against approval of the business combination proposal and validly exercise my redemption rights?

A.	Properly exercising your redemption rights as a Liberty stockholder does not result in either a vote “FOR” or “AGAINST” the warrant amendment proposal. If Prisa and Liberty complete the business combination, all of your warrants will be exchanged for cash and Prisa ADSs as described above and you will no longer hold any warrants. If Prisa and Liberty do not complete the business combination, the warrant amendment proposal will not be effected and you will continue to hold your warrants.

Q.	What happens if the reincorporation proposal, business combination proposal or warrant amendment proposal does not receive the necessary votes/consents for approval?

A.	If the warrant amendment proposal does not receive the necessary votes/consents for approval, then Liberty may adjourn or postpone the warrantholder meeting to permit further solicitation and vote of proxies; however, under the business combination agreement Liberty may adjourn or postpone the meeting only with Prisa’s written consent. If the warrant amendment proposal is adopted but either the reincorporation proposal or the business combination proposal does not receive the necessary votes for approval, then the stockholder adjournment proposal will be presented at the special meeting for approval, and if such proposal is approved the special meeting may be adjourned or postponed to a later date or dates to permit further solicitation and vote of proxies; however, as with the meeting of Liberty warrantholders, Liberty may adjourn or postpone the stockholder meeting only with Prisa’s written consent. If, after any such adjournments or postponements, any of the warrant amendment proposal, the reincorporation proposal or the business combination proposal is not approved, then the business combination will not be consummated and Liberty will be required to redeem all of the shares of Liberty preferred stock for an amount equal to the purchase price paid for such shares plus all interest accrued on the funds in the preferred shares escrow account. In addition, Liberty will present the liquidation proposal for a vote at the special meeting to seek stockholder approval of Liberty’s dissolution and the proposed plan of distribution.

Q.	How is this proxy solicitation being conducted and who is paying for it?

A.	Liberty will pay its costs for preparing and assembling these proxy materials, and Prisa has agreed in the business combination agreement to pay for the costs of printing and mailing this proxy statement/prospectus. In addition to Liberty’s mailing out proxy materials, Liberty’s directors and officers may solicit proxies in person, by telephone or fax, each without receiving any additional compensation for his services. Liberty has requested brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of its common stock and warrants. Liberty has engaged D.F. King & Co., Inc. to solicit proxies for the special meetings. Liberty is paying its proxy solicitor approximately $25,000 for solicitation services, which amount includes a $20,000 fixed solicitation fee and a per call fee estimated in the aggregate to be approximately $5,000. Citigroup Global Markets, Inc., or Citigroup, and Barclays Capital Inc., or Barclays, may also solicit proxies on Liberty’s behalf for no additional consideration. Citibank, N.A., an affiliate of Citigroup, has agreed to act as depositary bank for the Prisa ADSs.

Q.	Must I pay an exercise price in connection with the warrant exchange?

A.	No. Warrantholders will not be required to pay an exercise price in connection with the warrant exchange or otherwise in connection with the warrant amendment proposal.

Q.	How will I receive my Prisa ADSs issued in connection with the business combination?

A.	Promptly following the completion of the business combination, the exchange agent to be retained by Prisa will provide you with instructions regarding the surrender of your Liberty shares (if you have not already surrendered them in connection with your submission of a form of election) and warrants. You should then follow the instructions provided by the exchange agent.

Q.	Will U.S. taxpayers be taxed on the Prisa ADSs and cash received in the business combination?

A.	In general, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) whose (i) shares of Liberty common stock are exchanged in the business combination for cash, and, if applicable, Prisa ADS-As and Prisa ADS-NVs representing ordinary shares and convertible non-voting shares, respectively, and (ii) Liberty warrants are exchanged in the business combination for cash and Prisa ADS-As , should recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the cash, and, if applicable, the fair market value of the Prisa ADSs on the date of the exchange received with respect to such Liberty common stock or warrants and the U.S. holder’s adjusted tax basis in such Liberty common stock or warrants. U.S. holders who are Qualifying Shareholders (as defined in “Material Spanish Tax Considerations”) should not be subject to the imposition of Spanish tax, including value added tax, as a result of the reincorporation merger, the share exchange or the receipt by such Qualifying Shareholders of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares.

For more information, please see “Material U.S. Federal Income Tax Consequences” and “Material Spanish Tax Considerations.”

We urge you to contact your own tax advisor to determine the particular tax consequences to you as a result of the business combination.

Q.	Who can help answer my questions?

A.	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus, the form of election or the proxy cards you should contact Liberty’s proxy solicitor:

D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Stockholders and warrantholders call toll-free: (800) 659-6590
Banks and brokers call collect: (212) 269-5550

You may also contact Liberty at:

Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036
Attn: Secretary
Tel: (212) 280-2230

You may also obtain additional information about Liberty from documents filed with the SEC, by following the instructions in “Where You Can Find More Information.”

If you intend to vote against the business combination proposal and exercise your redemption rights, you will need to deliver your stock (either in certificated form or electronically) to Liberty’s transfer agent prior to the vote on the business combination proposal at the special meeting of stockholders. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Mark Zimkind
Continental Stock Transfer & Trust Company
17 Battery Place
New York, New York 10004
Tel: (212) 845-3287
Fax: (212) 616-7616

SUMMARY

The following summary highlights material information from this proxy statement/prospectus. It does not contain all of the information that may be important to you. You are urged to read carefully this entire proxy statement/prospectus (including the annexes) and other documents which are referred to in this proxy statement/prospectus in order to fully understand the transaction. See “Where You Can Find More Information” on page 347. Most items in this summary include a page reference directing you to a more complete description of those items. The basis of presentation of financial information of Prisa in this proxy statement/prospectus is under IFRS as issued by IASB, while the basis of presentation of financial information of Liberty is under U.S. GAAP.

The Companies

Prisa (see page 158)

Promotora de Informaciones, S.A., which operates under the commercial name “Prisa,” was incorporated in the city of Madrid on January 18, 1972. Prisa is the leading multimedia group in Spain and Portugal and believes it is one of the leading multimedia groups in the Spanish-speaking world. Prisa operates in more than 20 countries, including Brazil, Mexico and Argentina as well as many other Latin American countries and the United States, with almost 15,000 employees worldwide. Prisa shares are listed on four Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and have been traded through the Spanish stock market interconnection system since June 2000.

Prisa’s principal business operations are:

•	Audiovisual, which includes pay television, free-to-air television and television and film production;

•	Education, which includes the publishing and sale of general books, educational material and training materials;

•	Radio, which includes the sale of advertising on Prisa’s networks; and

•	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications.

Prisa operates a digital platform that provides services and support to each of the principal business operations discussed above. Prisa also sells media advertising and promotes and produces musical events. Prisa is the leader in Spain, and believes it is one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER and in education and publishing through Grupo Santillana de Ediciones, S.L., or Santillana. Through Sogecable, S.A.U., or Sogecable, and its digital platform, Digital+, Prisa is also the leader in pay television in Spain. In specialized press, Prisa ranks second in Spain in sports press through AS and second in financial press through Cinco Días.

Grupo Media Capital SGPS, S.A., or Media Capital, a Prisa subsidiary, operates TVI, the leading free-to-air television network in Portugal. Media Capital also operates an audiovisual production business as well as a radio network, produces music recordings and distributes films and video/DVDs.

Prisa is domiciled in Spain, its legal form is a public limited liability company and its activity is subject to Spanish legislation and particularly to the Spanish Companies Law. Prisa has been in continuous operation since its public deed of incorporation was executed, and it has perpetual existence. Prisa’s registered office is located in Madrid, Spain, at Gran Vía, number 32 28013, and its telephone number at its registered office is +34 (91) 330 10 00.

Liberty (see page 280)

Liberty is a Delaware blank check company formed on June 27, 2007. Liberty’s business plan is to complete a business combination with one or more operating businesses. Its business plan is not limited to a particular industry.

A registration statement for Liberty’s IPO was declared effective on December 6, 2007. On December 12, 2007, Liberty sold 103,500,000 units in its IPO (including 13,500,000 units pursuant to the underwriters’ over-allotment option). Each unit consists of one share of common stock and one-half of one warrant. Each whole warrant entitles the holder to purchase one share of Liberty’s common stock at a price of $5.50 commencing on Liberty’s consummation of a business combination, provided that there is an effective registration statement covering the shares of common stock underlying the warrants in effect. The warrants expire on December 12, 2013, unless earlier redeemed. Liberty’s founders, including Liberty’s sponsors, Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC, purchased an aggregate of 25,875,000 shares of common stock and 12,937,500 warrants prior to Liberty’s IPO for a total purchase price of approximately $25,000, and Liberty’s sponsors purchased in equal amounts an aggregate of 12,000,000 warrants at a price of $1.00 per warrant ($12.0 million in the aggregate) in a private placement that occurred immediately prior to Liberty’s IPO.

Liberty received net proceeds of $1,016.7 million from its IPO (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors’ warrants. Of those net proceeds, approximately $27.4 million is attributable to the portion of the underwriters’ discount which has been deferred until Liberty’s consummation of a business combination (an obligation which Citigroup and Barclays have agreed with Liberty to reduce to an aggregate of approximately $20.6 million). The net proceeds were deposited into a trust account and will be part of the funds to be distributed to Liberty’s public stockholders in the event Liberty is unable to complete a business combination. Unless and until a business combination is consummated, the proceeds held in the trust account will not be available to Liberty. For a more complete discussion of Liberty’s financial information, see “Information about Liberty and Liberty Virginia—Selected Historical Financial Information of Liberty.”

Liberty’s equity securities trade on the NYSE Amex (formerly known as the American Stock Exchange). Its units trade under the symbol “LIA.U.” On December 19, 2007, the warrants and common stock underlying Liberty’s units began to trade separately on the NYSE Amex under the symbols “LIA.WS” and “LIA,” respectively.

Liberty’s principal executive office is located at 1114 Avenue of the Americas, 41st Floor, New York, New York 10036, and its telephone number is (212) 380-2230.

Liberty Virginia (see page 280)

Liberty Virginia is a Virginia corporation formed on April 30, 2010. It is a wholly owned subsidiary of Liberty, formed for the sole purpose of effectuating the reincorporation merger and the share exchange. Liberty Virginia has not engaged and, prior to the reincorporation merger, will not engage in any activities other than activities incidental to its formation and in connection with or contemplated by the business combination agreement. Liberty Virginia’s principal executive office is located at 1114 Avenue of the Americas, 41st Floor, New York, New York 10036, and its telephone number is (212) 380-2230.

Risk Factors

You should carefully read and consider the risks related to Prisa’s business, the risks related to the business combination and the risks related to a failure to consummate the business combination before deciding whether to vote for the proposals presented in this proxy statement/prospectus and whether to make an election for the $10.00 per share cash alternative or a mixed consideration election. Some of the most important risks are summarized below.

Risks Related to Prisa (see page 36)

•	The industries in which Prisa operates are highly competitive and Prisa may not successfully react to competitors’ actions.

•	Prisa operates in highly regulated industries and is therefore exposed to legislative, administrative and regulatory risks that could adversely impact its businesses.

•	Prisa’s operations outside of Spain subject Prisa to risks typical to investments in countries with emerging economies.

•	Prisa’s financial position will be significantly and adversely affected if Prisa is unable to successfully complete the restructuring of its indebtedness.

•	Fluctuations in foreign exchange rates could have an adverse effect on Prisa’s results of operations.

Risks Related to the Business Combination (see page 44)

•	Liberty’s current directors either directly or beneficially own shares of Liberty common stock and warrants and have other interests in the business combination that are different from, or in addition to, yours. If the proposed business combination is not approved, the securities held by them will likely become worthless.

•	Because the market price of Prisa ordinary shares will fluctuate and because there is currently no trading market for Prisa Class B convertible non-voting shares, Liberty’s securityholders cannot be sure of the value of the consideration they will receive when the business combination is completed, and the value may be less than what you originally paid for your Liberty securities.

•	Supermajority and other voting provisions in Prisa’s bylaws, along with the existence of a controlling shareholder group, may have the effect of discouraging potentially interested parties from seeking to acquire Prisa or otherwise influence the outcome of significant matters affecting Prisa’s shareholders.

•	As a “foreign private issuer” under the rules and regulations of the SEC, Prisa is exempt from a number of rules under the Exchange Act and may be permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules.

•	Prisa may fail to realize all of the anticipated benefits of the business combination.

Risks Related to a Failure to Consummate the Business Combination (see page 51)

•	Liberty will have insufficient time to complete an alternate business combination if the business combination proposal is not approved by Liberty’s stockholders or the business combination is otherwise not completed.

•	If Liberty is unable to consummate a business combination within the prescribed time frame and is forced to dissolve and distribute its assets, you will receive less than $10.00 per share on distribution of the trust account funds and your warrants will expire and become worthless.

Reasons for the Business Combination

Liberty’s Reasons for the Business Combination (see page 84)

In reaching its conclusion to approve the business combination and to recommend that Liberty stockholders approve the business combination agreement, the Liberty board of directors considered a number of positive, negative and other factors, including, among others:

•	Prisa’s leading market positions across several businesses and geographic markets, including audiovisual, publishing, newspapers and magazines and radio;

•	the belief by Liberty’s board of directors that Prisa’s diversity of businesses and growth prospects and the quality and strength of Prisa’s management team will provide Liberty’s stockholders with a unique opportunity to acquire, and participate in, an established company with not only leading market positions across several business segments and geographic markets, but with significant growth potential, particularly in Latin America, the United States and other dynamic global markets;

•	the fact that it is a condition to the obligations of the parties to effect the business combination that Prisa has successfully restructured its existing debt obligations of approximately €4.84 billion as of June 30, 2010. In connection with such debt restructuring, Prisa will need to complete the proposed asset dispositions described elsewhere in this proxy statement/prospectus. In connection with reaching its conclusion regarding this factor, Liberty’s board reviewed pro forma financial information that gave effect to the debt restructuring, asset dispositions and the consummation of the business combination upon the terms described herein. Based upon its review of such pro forma financial information, Liberty’s board believes that if Prisa is able to successfully restructure its existing debt and complete the proposed asset dispositions, then following the consummation of the business combination, Prisa will be significantly deleveraged and have more favorable debt terms, which should, among other things, allow management to focus on growth strategy and enhance the capital and liquidity available to support such strategy. Prisa has entered into various agreements regarding such asset dispositions and anticipates closing such transactions prior to the end of 2010. However, there can be no assurances that all of such transactions will be completed;

•	the possibility that the benefits anticipated from the business combination, including the proposed debt restructuring and the asset dispositions, might not be achieved or might not occur as rapidly or to the extent or on the same terms as currently anticipated; and

•	the Liberty board’s belief that the business combination with Prisa is preferable to any other transaction available to Liberty to enhance stockholder value.

Prisa’s Reasons for the Business Combination (see page 95)

In reaching its conclusion to approve the business combination, the Prisa board of directors considered a number of positive, negative and other factors, including, among others:

•	that the business combination is a major step in Prisa’s plan to substantially restructure and strengthen its capital structure, as Prisa plans to use the cash proceeds from the business combination and the proceeds from previously announced asset dispositions to complete the restructuring of Prisa’s significant debt and to provide for working capital requirements;

•	its determination that the proposed business combination with Liberty provides the most attractive alternative for raising a significant amount of capital on acceptable terms and its belief that the business combination has a greater likelihood of completion in the current economic environment and is on more favorable terms than other alternatives to raising capital available to Prisa in the capital markets;

•	the fact that Prisa’s controlling shareholder group supported the transaction and that Prisa is required to complete the business combination only if, among other things, Prisa’s controlling shareholder group will hold at least 30% of the share capital of Prisa on a fully diluted basis;

•	the personal indemnities being provided by the individuals controlling Liberty’s sponsors, which should limit the exposure of Prisa to potential liabilities of Liberty;

•	the fact that the exchange ratios are fixed and will not fluctuate based upon changes in the market price of Prisa ordinary shares between the date of the business combination agreement and the date the parties complete the business combination; and

•	that the precise amount of cash that Liberty will contribute to Prisa will be determinable only after the number of redemptions and the number of elections for the $10.00 per share cash alternative of Liberty common stock are known, and that the business combination cannot be consummated if Liberty stockholders exercise their redemption rights with respect to 30% or more of Liberty’s publicly-held shares.

The Business Combination and the Business Combination Agreement

General

Upon the terms and subject to the conditions of the business combination agreement, and in accordance with the Delaware General Corporation Law, or DGCL, and the Virginia Stock Corporation Act, or VSCA, the first step of the business combination will be the merger of Liberty with and into Liberty Virginia, with Liberty Virginia as the surviving corporation in the merger. This step is referred to in this proxy statement/prospectus as the reincorporation merger. At that time each share of Liberty common stock issued and outstanding, other than any shares held in the treasury of Liberty, will convert automatically into one share of Liberty Virginia common stock, and each certificate previously representing shares of Liberty common stock will thereafter represent shares of Liberty Virginia common stock, and each share of Liberty preferred stock then issued and outstanding, other than any shares held in the treasury of Liberty, will convert automatically into one share of Liberty Virginia preferred stock of the same series, and each certificate previously representing shares of Liberty preferred stock will thereafter represent shares of Liberty Virginia preferred stock of the same series. Each then-outstanding warrant to purchase shares of Liberty common stock will automatically represent a right to purchase one share of Liberty Virginia common stock on the same terms and conditions. This reincorporation merger will be followed immediately by the share exchange and exchange of warrants described below, and thus you will not receive any Liberty Virginia share or warrant certificates.

Each share of Liberty common stock outstanding immediately prior to the effective time of the reincorporation merger with respect to which a stockholder of Liberty shall have validly exercised its redemption rights pursuant to Liberty’s restated certificate of incorporation will be converted into one share of Liberty Virginia common stock. However, holders of such shares will automatically be deemed to have exercised redemption rights pursuant to the Liberty Virginia articles of incorporation and, therefore, such shares will represent only the right to be redeemed for cash, in an amount per share calculated in accordance with the Liberty restated certificate of incorporation and Liberty Virginia articles of incorporation, which is currently estimated to be $9.87. Following the consummation of the reincorporation merger and immediately prior to the statutory share exchange with Prisa, Liberty Virginia will redeem such shares in accordance with the provisions of the Liberty restated certificate of incorporation and the Liberty Virginia articles of incorporation. All such redeemed Liberty Virginia shares will no longer be outstanding and each holder of any such redeemed Liberty Virginia share will cease to have any rights with respect thereto, except the right to receive such redemption cash payments. Liberty believes that the reincorporation merger is consistent with Liberty’s restated certificate of incorporation and the disclosure in Liberty’s IPO prospectus because the reincorporation merger will occur only if the business combination is consummated, and will not limit the stockholder protections contained in Liberty’s restated certificate of incorporation.

Upon the terms and subject to the conditions of the business combination agreement and in accordance with the VSCA and the Spanish Companies Law, immediately following the reincorporation merger, Liberty Virginia and Prisa will effect a statutory share exchange whereby each share of Liberty Virginia common stock (other than shares as to which redemption rights have been validly exercised, which will have been cancelled) and each share of Liberty Virginia preferred stock will be acquired by Prisa and exchanged for the right to receive the consideration that the stockholder has elected or is otherwise entitled to receive described below under “— Consideration to be Received in the Business Combination.” Upon the effectiveness of the share exchange, Liberty Virginia will be a wholly owned subsidiary of Prisa. The separate corporate existence of each of Prisa and Liberty Virginia will continue following the share exchange. In connection with the business combination, all outstanding Liberty warrants will be exchanged for the consideration set forth in the warrant agreement amendment. See “— The Warrant Agreement Amendment.”

Consideration to be Received in the Business Combination (see page 101)

As a result of the business combination, Prisa will automatically become the holder and owner of 100% of the outstanding shares of Liberty Virginia common stock and Liberty Virginia preferred stock.

Holders of Liberty common stock (other than shares as to which redemption rights have been validly exercised) may make an election for the $10.00 per share cash alternative or a mixed consideration election with respect to each share of Liberty common stock they hold. If a holder validly elects the $10.00 per share cash alternative, the holder will be entitled to receive $10.00 in cash without interest for each share of Liberty common stock for which cash is elected. If the holder makes a valid mixed consideration election, the holder will be entitled to receive 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares, $0.50 in cash and cash in lieu of fractional shares. If the holder makes no election or an invalid election, the holder will be entitled to receive the mixed consideration. Prisa will not be required to complete the business combination if holders of Liberty common stock validly elect to receive the $10.00 per share cash alternative or exercise redemption rights for a total of more than 80 million shares of Liberty common stock. In addition, if valid elections for the $10.00 per share cash alternative or redemptions have been made with respect to more than 80 million shares of Liberty common stock, each of Prisa and Liberty has the right to terminate the business combination agreement.

In connection with the business combination, Liberty has separately negotiated and entered into preferred stock purchase agreements with its sponsors and certain third party investors, pursuant to which the sponsors and investors agreed to purchase shares of specified newly created series of Liberty non-voting preferred stock, for an aggregate purchase price of $500 million. The purpose of these sales is to provide additional funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. All shares of preferred stock to be issued by Liberty under the preferred stock purchase agreements will be exchanged in the business combination for a combination of cash and/or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares. The relative amounts of cash and Prisa shares to be received by the preferred stockholders in the business combination will vary depending upon the total number of shares of Liberty common stock as to which the holder elects the $10.00 per share cash alternative or validly exercises their redemption rights, as described in this proxy statement/prospectus.

Article Fifth of Liberty’s restated certificate of incorporation provides that a “Business Combination” means the “acquisition” by Liberty of one or more operating businesses through a “merger, stock exchange, asset acquisition, reorganization or similar business combination.” Liberty’s IPO prospectus stated that Liberty was formed to acquire a then currently unidentified operating business through a merger, stock exchange, asset acquisition, reorganization or similar business combination, that Liberty would not become a holding company for a minority interest in a target business, and that if Liberty were to acquire less than 100% of a target business Liberty would only do so if it acquired greater than 50% of the outstanding equity interests or voting power of one or more target businesses. The business combination with Prisa is structured such that Liberty itself is not acquiring anything, but rather its stockholders are exchanging their shares of Liberty common stock for a majority of the outstanding equity interests in the target business, and former Liberty security holders may hold less than 50% of the total voting power of Prisa immediately following the business combination. Liberty’s board of directors believes that the transactions contemplated by the business combination agreement satisfy the definition of a “Business Combination” contained in Liberty’s restated certificate of incorporation and as described in Liberty’s IPO prospectus because (i) the definition, by its terms, does not require that Liberty be the surviving or resulting entity in a “Business Combination,” (ii) “acquisitions” are frequently structured in a way that the “acquiring” entity is not technically the surviving entity, often for tax or regulatory reasons and (iii) former Liberty security holders will own at least 50% of the total equity securities of Prisa outstanding immediately following the consummation of the business combination. Liberty’s board has always believed, based on advice from its counsel, that it had broad discretion in the types of business combinations that could be presented to its stockholders. As described in this proxy statement/prospectus, Liberty and Prisa believe that the Virginia share exchange was the most beneficial structure that was available to effect the business combination. In connection with this proxy statement/prospectus, Liberty has confirmed its belief that the contemplated transactions constitute a valid business combination by obtaining an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, that while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the proposed business combination with Prisa satisfies the definition of a “Business Combination” contained in Article Fifth of Liberty’s restated certificate of incorporation. Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that the structure of the proposed business combination was not contemplated by or disclosed in Liberty’s IPO prospectus. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Prisa will not issue any fractional shares to any holder of Liberty common stock who has elected or is otherwise entitled to receive the mixed consideration or to holders of Liberty Virginia preferred stock in the business combination. In lieu of the issuance of any such fractional shares, each Liberty stockholder who otherwise would be entitled to receive such fractional share will receive cash. In the case of the Prisa ADS-As, the amount of cash will be determined by multiplying (i) the average of the closing sale prices per Prisa ordinary share on the Spanish Continuous Market Exchange for the ten trading days ending on the business day immediately preceding the date that the share exchange becomes effective by (ii) the fraction of a share (rounded to the nearest one hundredth when expressed in decimal form) which such holder would otherwise be entitled to receive. In the case of Prisa ADS-NVs, the amount of cash will be equal to the portion of the stated value corresponding to such fraction of a Prisa Class B convertible non-voting share.

The 1.5 Prisa Class A ordinary shares and cash deliverable as part of the mixed consideration for each share of Liberty common stock had a value of approximately $5.04 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and a dollar to euro exchange rate on that date of 1.323) and approximately $4.14 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and the dollar to euro exchange rate on such date of 1.396). The mixed consideration also includes 3.0 Prisa Class B convertible non-voting shares for each share of Liberty common stock; however, there is currently no public trading market for Prisa Class B convertible non-voting shares. The actual value in U.S. dollars of the mixed consideration to be received per share of Liberty common stock for holders receiving the mixed consideration will depend on the exchange rate and the market price of Prisa ordinary shares and market value of the Prisa Class B convertible non-voting shares on the closing date of the proposed business combination.

At the effective time of the share exchange, each then outstanding Liberty warrant will be automatically exchanged for a combination of cash and Prisa ADSs in accordance with the terms of the warrant agreement amendment. See “— The Warrant Agreement Amendment.”

Conditions to Completion of the Business Combination (see page 113)

The consummation of the business combination is subject to the fulfillment or waiver of a number of conditions, including:

•	approval by Prisa’s shareholders of the amendments to Prisa’s bylaws and the capital increase in-kind necessary for effecting the business combination, and the approval and adoption of the business combination agreement by Liberty stockholders and the approval of the warrant agreement amendment by Liberty warrantholders;

•	effectiveness of the registration statements under the Securities Act and Exchange Act with respect to the Prisa Class A ordinary shares and Class B convertible non-voting shares to be issued in the business combination;

•	the CNMV having verified and registered a prospectus relating to the issuance of the Prisa Class A ordinary shares, the Prisa Class B convertible non-voting shares and the Prisa warrants;

•	completion of the restructuring of Prisa’s outstanding indebtedness occurring substantially simultaneously with the closing of the business combination;

•	approval of the listing of the Prisa ADSs on the New York Stock Exchange, subject to official notice of issuance;

•	entry by Prisa into deposit agreements with a U.S. financial institution authorized to act as a depositary for the Prisa ADSs;

•	the absence of any legal restraint on completion of the business combination; and

•	receipt by Prisa from HSBC, as representative of the lenders under a refinancing master agreement among Prisa, the lenders and HSBC, as administrative agent, of a notice stating that the requisite lenders have consented to and approved the amendments contained in the amended and restated business combination agreement dated as of August 4, 2010.

Separately, Prisa’s obligation to complete the business combination is subject to the satisfaction or waiver by Prisa of several conditions including:

•	Liberty having not less than approximately $936.7 million in cash in its trust and operating accounts at the closing of the business combination (including cash to be paid to Liberty stockholders who validly exercise their redemption rights or make cash elections), after the deferred underwriting discounts payable to the underwriters of Liberty’s IPO, Liberty’s payment of transaction expenses and other liabilities, and the approximately $46.7 million in cash payable as part of the warrant consideration;

•	Liberty’s transaction expenses, excluding deferred underwriting discounts and the cash payable as part of the warrant consideration, not exceeding $24 million;

•	the directors and officers of Liberty Virginia having tendered their resignations, effective upon the effective time of the share exchange;

•	Prisa’s existing controlling shareholder group continuing to control not less than 30% of Prisa’s outstanding ordinary shares (after giving pro forma effect to the transactions contemplated by the warrant agreement amendment, the full conversion of the Prisa Class B convertible non-voting shares to Prisa Class A ordinary shares, any required redemptions of shares of Liberty common stock, the purchase of Liberty warrants and Liberty common stock pursuant to the sponsor surrender agreement and the issuance and exercise of the Prisa warrants);

•	the amount of cash held by Liberty and available to Prisa following consummation of the business combination, after payment of (1) any amounts payable to stockholders of Liberty who validly exercise their redemption rights, (2) any amounts payable to stockholders of Liberty who have elected to receive the $10.00 per share cash alternative in excess of the amounts deposited into and remaining in the Liberty preferred shares escrow account and (3) the aggregate amount of cash payable to Liberty stockholders receiving mixed consideration in the business combination and a portion of the cash payable to the holders of Liberty preferred stock, being greater than €450 million (converted from dollars to euros using an agreed exchange rate);

•	the total number of shares of Liberty common stock as to which Liberty stockholders validly exercise their redemption rights or elect to receive the $10.00 per share cash alternative not exceeding 80 million shares in the aggregate;

•	the accuracy of the representations and warranties of Liberty in the business combination agreement, subject to the materiality standard set forth in the business combination agreement, and performance by Liberty of its obligations under the business combination agreement;

•	there not having occurred since the date of the business combination agreement a material adverse effect on Liberty; and

•	Liberty having purchased from its sponsors a total of approximately 24.8 million Liberty warrants (constituting all of the Liberty warrants held by them, but excluding the 165,600 Liberty warrants held by the other founders) and approximately 3.3 million shares of Liberty common stock for a total purchase price of $825, and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million, Liberty having purchased an additional 2.6 million shares of Liberty common stock from the Liberty sponsors for a total purchase price of $260 and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million, Liberty having purchased an additional 500,000 shares from the Liberty sponsors for a total purchase price of $50.

Liberty’s obligation to complete the business combination is also separately subject to the satisfaction or waiver by Liberty of several conditions including:

•	entry by Prisa into an employment agreement with Juan Luis Cebrián providing for an employment term of at least three years and such other terms as are mutually acceptable to Prisa and Mr. Cebrián;

•	issuance and delivery by Prisa of the number of Prisa shares equaling the number of Prisa shares required by the share exchange and the warrant agreement amendment;

•	the accuracy of the representations and warranties of Prisa in the business combination agreement, subject to the materiality standard set forth in the business combination agreement, and performance by Prisa of its obligations under the business combination agreement; and

•	there not having occurred since the date of the business combination agreement a material adverse effect on Prisa.

Termination of the Business Combination Agreement (see page 115)

The parties may terminate the business combination agreement at any time prior to the completion of the business combination by their mutual written consent.

In addition, the business combination agreement may be terminated by either party in the following circumstances:

•	if the business combination has been enjoined, prohibited or made illegal by a governmental entity or law (and the prohibition or illegality is final and nonappealable);

•	if the Prisa shareholders fail to approve the capital increase in-kind and the bylaw amendments required for the business combination, if Liberty’s stockholders fail to approve and adopt the business combination agreement or if the Liberty warrantholders fail to consent to the warrant agreement amendment (except a party may not terminate on this basis if it has not fulfilled its obligations to call and conduct its meetings or if it has breached any of its obligations under the business combination agreement causing failure of a closing condition);

•	if the business combination has not been completed by December 6, 2010, unless the failure to complete the business combination by that date is due to a breach of the business combination agreement by the party seeking to terminate the agreement;

•	if there is a breach by the other party that would cause the failure of a closing condition unless the breach is capable of being, and is, cured within 15 days of notice of the breach; or

•	if, as of the date of the Liberty stockholder meeting, the total number of shares of Liberty common stock as to which Liberty stockholders validly exercised their redemption rights or made elections to receive the $10.00 per share cash alternative exceeds 80 million shares in the aggregate.

The Warrant Agreement Amendment (see page 64)

In connection with the proposed business combination, Liberty is proposing to amend the terms of the second amended and restated warrant agreement, dated as of December 6, 2007, between Liberty and Continental Stock Transfer & Trust Company, as warrant agent, referred to as the warrant agreement. The proposed amendment provides that, in connection with the consummation of the business combination, each then outstanding Liberty warrant will, automatically and without any action by the warrantholder, be exchanged for warrant consideration consisting of:

•	cash in the amount of $0.90, to be paid by or at the direction of Liberty Virginia; and

•	0.45 newly created Prisa Class A ordinary shares.

The mix of cash and Prisa shares deliverable for each Liberty warrant had a value of approximately $2.26 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and the dollar to euro exchange rate on that date of 1.323) and approximately $1.99 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and a dollar to euro exchange rate on such date of 1.396). The actual value in U.S. dollars of the consideration to be received per warrant will depend on the exchange rate and the market price of Prisa ordinary shares on the closing date of the proposed business combination. The aggregate cash consideration deliverable to Liberty’s warrantholders (after giving effect to the sale by the sponsors of all of their warrants to Liberty for nominal consideration pursuant to the sponsor surrender agreement) is approximately $46.7 million, of which $149,040 is attributable to the remaining founders’ warrants.

The Prisa Class A ordinary shares will be represented by Prisa ADS-As.

As a result of the warrant agreement amendment, upon the consummation of the business combination, each registered holder of warrants (other than Prisa) would cease to have any rights with respect to the warrants, other than the right to receive the warrant consideration.

Related Agreements and Transactions (see page 117)

Concurrent with the execution of the original business combination agreement on March 5, 2010, Rucandio, S.A., or Rucandio, the parent company in Prisa’s existing controlling shareholder group, entered into a transaction support agreement with Liberty, pursuant to which, among other things, it agreed to vote or exercise its right to consent with respect to all ordinary shares of Prisa that it beneficially owns in favor of certain matters to be considered by Prisa’s shareholders in connection with the business combination. Also concurrently with the execution of the original business combination agreement on March 5, 2010, Liberty’s sponsors entered into a sponsor support agreement with Prisa pursuant to which they agreed to be counted as present at the special meeting of Liberty warrantholders to consider the warrant agreement amendment, and to vote or exercise their right to consent with respect to all of the warrants held by each of them in favor of the warrant agreement amendment.

Liberty’s sponsors have also entered into the sponsor surrender agreement, pursuant to which they agreed to sell to Liberty, immediately prior to the closing of the business combination, for nominal consideration, a total of approximately 24.8 million Liberty warrants (constituting all of the Liberty warrants held by the sponsors but excluding the 165,600 Liberty warrants held by the other founders) and approximately 3.3 million shares of Liberty common stock. Liberty will pay the sponsors a total of $825 for the Liberty warrants and shares which are being returned. In addition, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million, the sponsors have agreed to sell to Liberty an additional 2.6 million shares of Liberty common stock for a total purchase price of $260 and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million, the sponsors have agreed to sell to Liberty an additional 500,000 of Liberty common stock for a total purchase price of $50. After giving effect to the consummation of the transactions contemplated by the sponsor surrender agreement, each of the sponsors would hold (i) 11,123,900 shares of Liberty common stock, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is equal to or less than $525 million, (ii) 9,823,900 shares of Liberty common stock, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million but equal to or less than $750 million and (iii) 9,573,900 shares of Liberty common stock if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million.

In connection with the execution of the business combination agreement, Liberty also entered into separate preferred stock purchase agreements with the Liberty sponsors and certain third parties, pursuant to which the Liberty sponsors and the third-party investors agreed to purchase certain specified classes of newly-created shares of Liberty’s preferred stock for an aggregate purchase price of $500 million. The proceeds resulting from the sale of the Liberty preferred stock may be used by Prisa and Liberty to help fund the required payments pursuant to the share exchange to those stockholders of Liberty who make an election to receive the $10.00 per share cash alternative pursuant to the terms of the business combination agreement.

Among the third parties that entered into preferred stock purchase agreements with Liberty, HSBC and Santander are creditors of Prisa. HSBC serves as administrative agent for the lending banks, and is also a lending bank, under Prisa’s bridge loan agreement and syndicated loan and credit facility. As of June 30, 2010, Prisa and its subsidiaries owed HSBC and Santander and their respective affiliates an aggregate of €1.586 billion. Of this total, €766 million was owed to HSBC under Prisa’s bridge loan agreement, syndicated loan and credit facility, subordinated credit facility and hedging contracts and €820 million was owed to Santander or its affiliate, Banco Español de Crédito, S.A., known as Banesto, under Prisa’s bridge loan agreement, syndicated loan and credit facility, hedging contracts and other loan facilities. No amounts were owed to HSBC or Santander as of June 30, 2010 in respect of the variable cash compensation discussed in “Information About Prisa—Liquidity and Capital Resources—Bank Borrowings—Prisa Bridge Loan Agreement.” One of the preferred stock purchase agreements with HSBC provides for a $2 million cash payment by Liberty to HSBC at the closing of the business combination. Liberty and HSBC negotiated this payment after Prisa had received the necessary consents from its lending banks with respect to the extension of the maturity date of Prisa bridge loan agreement discussed in “Information About Prisa—Liquidity and Capital Resources—Bank Borrowings—Prisa Bridge Loan Agreement” and “—Liquidity and Capital Resources—Refinancing Master Agreement.”

Restructuring of Prisa’s Indebtedness (see page 121)

As a result of the contemplated restructuring of Prisa’s indebtedness, and based on the indebtedness of Prisa as of June 30, 2010 and assuming cash from Liberty’s trust account in the amount of $870 million becomes available to Prisa as a result of the business combination, that $1,457 million becomes available to Prisa as a result of completion of the pending asset dispositions included in the refinancing master agreement as described in this proxy statement/prospectus and a dollar to euro exchange rate of 1.362 as of September 30, 2010, it is expected that Prisa will reduce its debt to the lenders under its outstanding facilities from approximately €4,842 million to approximately €3,397 million.

Prisa expects to use $1,968 million to reduce its debt to the lenders under its outstanding facilities and expects to retain $360 million for working capital purposes and to fund planned operational restructuring initiatives, transaction costs and taxes related to these transactions as described in “Use of Proceeds of Restructuring.”

Management Following the Business Combination (see page 99)

Generally, the management of Prisa will not be affected or altered by the business combination. Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination. Prisa has also expressed its willingness to increase the number of members of its board of directors to up to 17, and to increase the number of independent directors (consejeros independientes) such that independent directors would represent a majority of the members of the Prisa board of directors. Prisa also expects to enter into an employment agreement with its chief executive officer, Juan Luis Cebrián.

Interests of Liberty’s Directors and Executive Officer in the Business Combination (see page 96)

When you consider the recommendation of Liberty’s board of directors to vote in favor of the approval of the business combination proposal and the warrant amendment proposal, you should keep in mind that Liberty’s directors and executive officer have interests in the business combination and warrant agreement amendment that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

•	Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. In the event of a dissolution:

•	the 25,875,000 shares included as part of the founders’ units that Liberty’s founders purchased prior to Liberty’s IPO for an aggregate purchase price of approximately $25,000 would become worthless, as the Liberty founders have waived any right to receive liquidation distributions with respect to their shares. Such shares had an aggregate market value of approximately $272.2 million, based upon the closing price of $10.52 on the NYSE Amex on October 25, 2010, the record date for the special meeting of stockholders.

•	all of (i) the 12,000,000 sponsors’ warrants purchased by Liberty’s sponsors at a price of $1.00 per warrant for an aggregate purchase price of $12,000,000 and (ii) the 12,937,500 founders’ warrants included as part of the founders’ units that Liberty’s founders (which includes the sponsors) purchased prior to Liberty’s IPO would expire and become worthless. Such warrants had an aggregate value of approximately $41.6 million, based on the closing price of Liberty warrants of $1.67 on the NYSE Amex on October 25, 2010, the record date for the special meeting of warrantholders.

•	Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination.

•	Mr. Nicolas Berggruen and Mr. Martin Franklin, each of whom controls one of Liberty’s sponsors and is a member of Liberty’s board of directors, have agreed that, if Liberty dissolves prior to the consummation of a business combination, they will personally jointly and severally indemnify Liberty for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by Liberty for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in Liberty’s trust account. Based on Liberty’s estimated debts and obligations, Liberty does not currently expect that Messrs. Berggruen and Franklin will have any exposure under this arrangement in the event of a dissolution.

•	Mr. Nicolas Berggruen and Mr. Martin Franklin have agreed that they will personally, jointly and severally indemnify Prisa for any and all loss, liability, obligation, damage, cost, expense, fine or penalty, interest, tax, assessment, judgment or deficiency of any nature whatsoever (which we refer to collectively as damages) which Prisa may become subject to as a result of or in connection with the business combination regardless of whether the damages arise at, before or after the closing and are based on circumstances existing on or before the closing related to any liabilities of Liberty, excluding claims arising from, as a result of or in connection with Liberty entering into the business combination. Messrs. Berggruen’s and Franklin’s indemnification obligations are subject to certain thresholds for individual claims, a deductible and a limit on their total liability, and they are limited to claims for indemnification made by Prisa prior to March 5, 2015.

•	Each of the Liberty sponsors has agreed to purchase $25 million of shares of Series A preferred stock of Liberty, as part of the sales of preferred stock to be effected by Liberty to provide funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. If the business combination is consummated, the sponsors will receive a combination of cash and Prisa shares on account of their shares of Liberty Series A preferred stock, depending upon the total number of holders of Liberty common stock who elect the $10.00 per share cash alternative or validly exercise their redemption rights. If the business combination is not consummated, Liberty will be required to redeem the shares of Liberty Series A preferred stock purchased by the sponsors for the amount of the original purchase price.

Interests of Prisa’s Directors and Officers in the Business Combination (see page 98)

No member of Prisa’s board of directors, nor any officer of Prisa, will be entitled to receive any special compensation or other similar incentive if the business combination with Liberty is approved, other than, as a condition precedent to the completion of the business combination, Prisa will enter into an employment agreement with Mr. Juan Luis Cebrián, Prisa’s current chief executive officer. This employment agreement will provide for an employment term of no fewer than three years and such other terms as are mutually agreeable to Prisa and Mr. Cebrián.

Additionally, Cortés, Abogados, of which Prisa director Matías Cortés Domínguez is a partner, provided legal advisory services and legal counsel to Prisa related to the business combination and the debt restructuring, and the firm will receive compensation in respect of those services in accordance with the guidelines set forth by the Madrid Bar Association.

Material U.S. Federal Income Tax Consequences (see page 146)

In general, a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) whose (i) shares of Liberty Virginia common stock are exchanged in the share exchange for cash, and, if applicable, Prisa ADS-As and Prisa ADS-NVs representing Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively, and (ii) Liberty Virginia warrants are exchanged in the warrant exchange for cash and Prisa ADS-As should recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between the cash, and, if applicable, the fair market value of the Prisa ADSs on the date of the exchange received with respect to such Liberty common stock or warrants and the U.S. holder’s adjusted tax basis in such Liberty common stock or warrants. The exchange of shares of Liberty common stock or warrants for shares of Liberty Virginia common stock and warrants in the reincorporation merger should be treated for U.S. federal income tax purposes as a reorganization under Section 368 of the Internal Revenue Code and therefore no gain or loss will be recognized upon any such exchange.

Spanish Tax Consequences (see page 151)

In general, a Qualifying Shareholder (as defined in “Material Spanish Tax Considerations”) should not be subject to the imposition of Spanish tax, including value added tax, as a result of the reincorporation merger, the share exchange or the receipt by such Qualifying Shareholder of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares.

Accounting Treatment (see page 122)

The transaction contemplated by the business combination agreement will be accounted for as an “acquisition” by Prisa of Liberty, and the accounting of the transaction will be similar to that of a capital infusion, as the only significant pre-combination assets of Liberty consist of cash and cash equivalents. No intangible assets or goodwill will be recognized as a result of the transaction; accordingly, Prisa will record the equity issued in exchange for Liberty securities based on the value of the assets and liabilities received as of the closing date of the transaction.

Regulatory Matters (see page 98)

Prisa and Liberty are not aware of any regulatory approvals required for the consummation of the business combination in either Spain or the United States. Procedurally, the issuance of the Prisa Class A ordinary shares, the Prisa Class B convertible non-voting shares and the Prisa warrants will require that the related increase in Prisa’s share capital be recorded in a public deed before a Spanish notary. A prospectus must be filed with and approved by the CNMV prior to the granting of the public deed. The duly recorded public deed must then be submitted for registration at the Spanish commercial registry, and the newly issued shares registered with Iberclear in the name of the depositary, which then would issue the Prisa ADSs.

The Prisa Warrant Issuance (see page 112)

The business combination agreement contemplates that Prisa will, in connection with the consummation of the business combination, issue 1.1 warrants in respect of each outstanding Prisa ordinary share to holders of record as of a date prior to the consummation of the share exchange (referred to as the Prisa warrant issuance). Each warrant would be exercisable at any time by the holder for one Prisa Class A ordinary share at an exercise price of €2.00 per warrant, and would expire 3.5 years after issuance (referred to as the Prisa warrants).

If the CNMV requires Prisa to grant certain preemptive rights in favor of its existing shareholders, Prisa will conduct a rights offering either in lieu of the Prisa warrant issuance or in conjunction with an alternate Prisa warrant issuance. In either case, the increase of capital to Prisa and the amount of dilution to Prisa shareholders resulting from the issuance of new Prisa Class A ordinary shares and/or the exercise of the alternate Prisa warrants will be the same as if the Prisa warrant issuance had been effected on the terms described in this proxy statement/prospectus, assuming all of the Prisa warrants had been exercised. If Prisa is required to conduct a rights offering, it will be conducted in accordance with Spanish law and in consultation with and subject to the approval of the CNMV.

Matters to be Considered at the Special Meeting of Warrantholders and Stockholders (see pages 64 and 67)

The warrant amendment proposal is the only matter to be considered and voted upon at the special meeting of Liberty’s warrantholders. At the special meeting of Liberty’s stockholders, stockholders will be asked to vote upon the reincorporation proposal and the business combination proposal. However, unless the reincorporation proposal is approved at the special meeting of stockholders, the business combination proposal will not be presented to the stockholders of Liberty. Liberty will also present the liquidation proposal to its stockholders at the special meeting. Finally, Liberty is seeking stockholder approval to adjourn or postpone the special meeting of

Liberty stockholders to a later date, or dates, in the event there are not sufficient votes at the time of the special meeting to approve the reincorporation proposal, the business combination proposal and/or the liquidation proposal.

The Liberty Board of Directors Recommends that Liberty Stockholders Vote “FOR” Approval of the Reincorporation Proposal, “FOR” Approval of the Business Combination Proposal and that Liberty Warrantholders Vote “FOR” Approval of the Warrant Amendment Proposal (see pages 66, 74 and 99)

After careful consideration, Liberty’s board of directors has unanimously determined that each of the reincorporation proposal and the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders. Accordingly, Liberty’s board of directors has unanimously approved and declared advisable the reincorporation merger, the business combination and the business combination agreement and unanimously recommends that stockholders vote or instruct that their vote be cast “FOR” the approval of each of the reincorporation proposal and the business combination proposal.

After careful consideration, Liberty’s board of directors has also unanimously determined that the warrant amendment proposal is in the best interests of Liberty and its warrantholders. Accordingly, Liberty’s board of directors has unanimously approved the warrant agreement amendment and unanimously recommends that warrantholders vote or instruct that their vote be cast “FOR” the approval of the warrant amendment proposal.

Finally, Liberty’s board of directors has also unanimously approved the stockholder adjournment proposal and unanimously recommends that stockholders vote or instruct that their vote be cast “FOR” the approval of the stockholder adjournment proposal.

In considering the recommendation of Liberty’s board of directors to vote “FOR” the warrant amendment proposal, the reincorporation proposal, the business combination proposal and the stockholder adjournment proposal, you should be aware that Liberty’s executive officer and directors have interests in the business combination that are different from, or in addition to, your interests as a stockholder and/or warrantholder, as more fully described above.

The Liquidation Proposal

Plan of Distribution (see page 154)

At the special meeting you will also be asked to approve Liberty’s dissolution and a plan of distribution of Liberty, as contemplated by Liberty’s restated certificate of incorporation. If either (or both) the reincorporation proposal or the business combination proposal is not approved or Liberty does not otherwise consummate the business combination, stockholder approval of Liberty’s dissolution and a plan of distribution is required by Liberty’s restated certificate of incorporation. If the business combination is consummated, Liberty’s board of directors intends to abandon the liquidation proposal without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law.

All of the founders have agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal.

The following describes briefly the material terms of the proposed dissolution and plan of distribution of Liberty. This information is provided to assist stockholders in reviewing this proxy statement/prospectus and considering the proposed dissolution and plan of distribution, but does not include all of the information contained therein and may not contain all of the information that is important to you regarding the liquidation proposal. To understand fully the dissolution and plan of distribution being submitted for stockholder approval, you should carefully read this proxy statement/prospectus, including the accompanying copy of the plan of distribution attached as Annex O, in its entirety.

If the liquidation proposal is approved by Liberty’s stockholders and not abandoned by Liberty’s board of directors as described in this proxy statement/prospectus, Liberty anticipates that it will:

•	file a certificate of dissolution with the Delaware Secretary of State;

•	give the trustee of the trust account notice to commence turning over all trust account funds to Liberty’s transfer agent for distribution according to the plan of distribution;

•	as provided in the plan of distribution, pay or adequately provide for the payment of its known liabilities, including (i) existing liabilities for taxes, (ii) unpaid liabilities to service providers and other creditors, including expenses of the dissolution and liquidation, and (iii) its obligations to Liberty’s stockholders in accordance with its restated certificate of incorporation;

•	wind up its remaining business activities;

•	comply with U.S. Securities and Exchange Commission filing requirements, for so long as it is required to do so; and

•	make any tax and other regulatory filings.

If the liquidation proposal is approved by Liberty’s stockholders and not abandoned by Liberty’s board of directors as described in this proxy statement/prospectus, Liberty will distribute to the holders of shares of Liberty common stock (other than as to founders shares), in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account (including approximately $27.4 million representing the original amount of the deferred portion of the underwriters’ discounts and commissions). Liberty expects to pay the costs of its dissolution and liquidation from its working capital. If such funds are insufficient (which Liberty does not expect to be the case), Mr. Berggruen and Mr. Franklin have agreed to pay the funds necessary to complete such liquidation.

Unless the liquidation proposal is abandoned by Liberty’s board of directors, which it intends to do if the business combination is consummated, Liberty expects to distribute the funds in its trust account to the holders of its common stock promptly following the filing of its certificate of dissolution with the Delaware Secretary of State after stockholder approval of the liquidation proposal and the adoption of the plan of distribution by its board of directors. If Liberty has assets beyond the proceeds held in the trust account that exceed its accrued liabilities and any contingency reserve, it will distribute that excess cash in accordance with the plan of distribution.

As of June 30, 2010, the trust account balance was approximately $1,022 million. In addition to the amounts held in Liberty’s trust account, as of June 30, 2010 there was approximately $7.3 million in current assets, subject to outstanding current liabilities of approximately $5.9 million as of that date. Liberty’s net assets would be available to be distributed on a pro rata basis to its holders of common stock if the liquidation proposal is approved and not abandoned by Liberty’s board of directors as described in this proxy statement/prospectus. Liberty expects, however, that after giving effect to additional expenses accrued and to be accrued through the liquidation date, no additional amounts would be available for distribution to its common stockholders in liquidation. If the business combination is not completed and the liquidation proposal is approved by Liberty’s stockholders, Liberty expects that Liberty stockholders will receive approximately $9.87 per share upon liquidation of Liberty.

Liberty intends to pursue any applicable federal or state tax refunds arising out of its business activities from inception through completion of its dissolution and winding-up. To the extent Liberty is successful in obtaining such refunds, any funds obtained will be used by Liberty to satisfy its obligations to creditors in accordance with its plan of distribution. Liberty does not anticipate that any creditor will make any claims with respect to amounts held in the trust account.

As a result of Liberty’s liquidation, for United States federal income tax purposes, stockholders will generally recognize gain or loss equal to the difference between (i) the amount of cash distributed to them, and (ii) their adjusted tax basis in shares of common stock. Certain stockholders, including stockholders that are “non-United States holders,” are subject to special rules.

You should consult your tax advisor as to the tax effects of the plan of distribution and Liberty’s dissolution in your particular circumstances.

Under Delaware law, stockholders will not have dissenters’ rights in connection with the dissolution and plan of distribution.

Under Delaware law, if Liberty distributes to stockholders the proceeds currently held in the trust account, but fails to pay or make adequate provision for its liabilities, each of its stockholders could be held liable for amounts due to Liberty’s creditors to the extent of the stockholder’s pro rata share of the liabilities not so discharged or the total amount received by such stockholder, whichever is less.

The Liberty Board of Directors Unanimously Recommends that Liberty Stockholders Vote “FOR” the Liquidation Proposal (see page 156)

After careful consideration, Liberty’s board of directors has also unanimously determined that Liberty’s dissolution and plan of distribution is in the best interests of Liberty and its stockholders. Accordingly, Liberty’s board of directors has unanimously approved the liquidation proposal of Liberty and unanimously recommends that stockholders vote or instruct that their vote be cast “FOR” the approval of the liquidation proposal. If the business combination is consummated, Liberty’s board of directors intends to abandon the liquidation proposal without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law.

RECENT DEVELOPMENTS

Recent Developments of Prisa

The business combination agreement discussed in this proxy statement/prospectus is part of Prisa’s overall capital restructuring plan that is designed to help bring debt service and maturities in line with expected operating cash flow generation. In addition to the business combination agreement, Prisa has entered into agreements for disposition of portions of several of its business units, which are referred to in this proxy statement/prospectus as the asset dispositions, while still retaining control over those business units. Additionally, Prisa has agreed, subject to the satisfaction of specified conditions, with its lenders under its bridge loan agreement and syndicated loan and credit facility and with certain individual lenders under credit facilities of Prisa and its subsidiaries to amend the terms of those agreements and extend the maturity of the bridge loan agreement, which agreements are referred to in this proxy statement/prospectus as the lending amendments. As described in “Use of Proceeds of the Restructuring,” Prisa intends to use the proceeds from the business combination and the asset dispositions to satisfy the specified conditions in its lending agreements regarding prepayments of the facilities in exchange for extensions of the maturity of the bridge loan agreement and the amendment of certain other terms and conditions of those facilities. There can be no assurances that the asset dispositions will be successfully completed or completed on the same terms as described in this proxy statement/prospectus or that the conditions to the lending amendments will be satisfied, and even if the asset dispositions are completed and the conditions to the lending amendments are satisfied, and the business combination is consummated, that the overall capital restructuring plan will have the intended results.

On September 7, 2010, Prisa made available certain unaudited financial information about its operating results for the eight months ended August 31, 2010. See Annex L to this proxy statement/prospectus. The unaudited financial information set forth in Annex L should be read in conjunction with Prisa’s audited consolidated balance sheets as of December 31, 2009 and 2008 and Prisa’s audited consolidated income statements for the years ended December 31, 2009, 2008 and 2007, and Prisa’s unaudited consolidated financial statements as of and for the six months ended June 30, 2010 and 2009, all of which are included in this proxy statement/prospectus.

Asset Dispositions

Agreement for Sale of up to 35% of Media Capital

On September 28, 2009, Prisa entered into an agreement with the Portuguese company Ongoing Strategy Investments SGPS, S.A., or Ongoing, for the sale of up to 35% of the share capital of Media Capital. Among other businesses, Media Capital owns Portugal’s leading television station, TVI, and the Plural production company. On March 31, 2010, Prisa announced that the Portuguese Antitrust Authority had failed to approve the transaction based on the failure of Ongoing to comply with the condition imposed by the Authority that Ongoing sell its stake in Sociedade Gestora de Participações Sociais, S.A., or Impresa, which controls the second most watched television channel by audiences in Portugal. There are no outstanding obligations under this agreement.

Also, on March 31, 2010, Prisa announced that it was receiving expressions of interest from new Portuguese investors to acquire a minority stake in Media Capital. Prisa can make no guarantee, however, that a definitive agreement will be reached or as to the eventual terms of any such agreement. Completion of a sale of a minority interest in Media Capital by November 30, 2010, is a condition to the extension of the maturity of the bridge loan agreement from November 30, 2010 to May 19, 2013.

Agreement with DLJ South American Partners LC and DLJSAP Publishing Coöperatief U.A. for Sale of 25% of Santillana

On September 28, 2009, Prisa entered into an agreement with DLJ South American Partners LC, or DLJSAP, and its affiliate DLJSAP Publishing Coöperatief U.A., for the sale of 25% of the share capital of Santillana for an aggregate purchase price of $362 million. DLJSAP’s offer was based on an agreed enterprise value of $1.45 billion for Santillana. On December 15, 2009, Prisa and DLJSAP signed an investment agreement related to the transaction. The transaction was completed on April 29, 2010, and Prisa received proceeds of $369 million (€279 million as of the date of the transaction). The shareholders agreement became effective upon the closing. DLJSAP will receive an annual preferred dividend equal to 7.0% of its investment. The present value of the perpetual financial liability resulting from the dividend payable on the preferred shares amounted to €117.7 million as of June 30, 2010.

Agreement with Telefónica, S.A. for Sale of 22% of Pay Television Business

On November 25, 2009, Prisa and its subsidiary Sogecable entered into an agreement with Telefónica, S.A., or Telefónica, for the sale of 21% of Sogecable’s pay television business, DTS Distribuidora de Televisión Digital, S.A., or DTS (into which CanalSatélite Digital, S.L., or Canal Satélite, was merged in March 2010 in order to combine Prisa’s two pay television companies). Prisa expects to receive approximately €485 million in cash from the sale of the interest in DTS. The purchase price was based on an agreed enterprise value of DTS of €2,350 million. In conjunction with the sale, the companies also signed a shareholders agreement to govern the management of DTS, to become effective after the merger, which contemplates representatives of Telefónica joining the DTS board of directors. On January 29, 2010, the parties amended the November 25, 2009 agreement, whereby Telefónica agreed to purchase an additional 1% interest in DTS, for a total of 22%.

The transaction has not yet been completed. The agreement has been submitted for approval by the antitrust authorities of the European Commission, which, on March 11, 2010, decided to refer the file to the Spanish competition authorities. On July 1, 2010, the Spanish competition authority began the second phase of its review. The approval procedure has so far been typical of such processes. Additionally, the agreement will require the approval of Sogecable’s lenders under its syndicated loan and credit facility and contains certain other customary closing conditions.

Agreement with Gestevisión Telecinco, S.A. for Sale of 22% of Pay Television Business and Integration of Free Television Businesses

On April 14, 2010, Prisa and Sogecable entered into an agreement with Gestevisión Telecinco, S.A., or Telecinco, for the sale of 22% of Sogecable’s pay television business, DTS (into which Canal Satélite was merged in March 2010 in order to combine Prisa’s two pay television companies), and the contribution of Cuatro, Sogecable’s free television business, to Telecinco. Prisa expects to receive approximately €485 million in cash for the sale of the 22% interest in DTS and approximately 18.3% of Telecinco’s share capital in respect of the contribution of Cuatro. The purchase price for the 22% interest in DTS was based on an agreed enterprise value of DTS of €2,350 million. The agreement with Telecinco provides that in no event will the purchase price to be paid by Telecinco be greater than the purchase price paid by Telefónica under its agreement with Prisa and Sogecable to purchase a 22% interest in DTS. Additionally, the purchase price to be paid by Telecinco is subject to adjustment if within 12 months from the closing of the sale transaction, Sogecable sells shares to a third party based on a lower enterprise value.

In conjunction with the sale, the parties have agreed to enter into a shareholders agreement related to the operation of Digital+. In addition, Prisa and Telecinco have agreed that each will participate in the governing bodies of Telecinco and DTS according to the percentage of their respective capital holdings.

The transaction has not yet been completed, but Prisa expects to complete it once the appropriate authorizations (including those relating to antitrust, discussed above under “— Agreement with Telefónica, S.A. for Sale of 22% of Pay Television Business”) have been obtained and certain other customary closing conditions have been satisfied.

Debt Restructuring

Pursuant to a refinancing master agreement among Prisa, the lenders party thereto and HSBC, as administrative agent, each of the lenders under the syndicated loan and credit facility and the bridge loan agreement and certain individual lenders under credit facilities of Prisa and its subsidiaries, or the lender group, agreed to consent to the restructuring of Prisa’s debt, including the modification of the terms and conditions of the bridge loan agreement. The refinancing master agreement was effective as of April 19, 2010. The refinancing master agreement extended the maturity date of the bridge loan until July 30, 2010. As of July 29, 2010, Prisa’s lenders have granted an extension for the maturity of the bridge loan until November 30, 2010. On or prior to November 30, 2010, provided that the conditions to effectiveness described in the refinancing master agreement are satisfied, the bridge loan agreement will automatically be further amended to, among other things, extend the maturity date until May 19, 2013. For a discussion of the refinancing master agreement, see “Information About Prisa—Liquidity and Capital Resources—Refinancing Master Agreement.”

Investments

Agreement with In-store Broadcasting Networks to Develop Communications Media Distribution Business

On August 21, 2009, Prisa announced that it had reached an agreement with the U.S. company In-store Broadcasting Network, LLC, or IBN, to develop a communications media distribution business in shops, department stores and supermarkets in Spain and Latin America. IBN operates in retail media with over 150 million users in its network. Prisa and IBN will create a new company, Prisa IBN International, to be 50% owned by each participant, which will use IBN’s patented media distribution technology. Prisa will contribute its experience and music and audiovisual production content, as well as its commercial distribution network. Prisa and IBN continue to work towards a final definitive agreement and no material investments have been carried out as of the date hereof. Prisa cannot guarantee if or when a definitive agreement will be reached with IBN or the terms upon which such an agreement will be reached.

Agreement for the Acquisition of up to 60% of V-me Media Inc.

On March 31, 2010, Prisa’s subsidiary Sogecable entered into a purchase agreement to acquire a stake in the Spanish-speaking television network V-me Media Inc., or V-me, the fourth largest television operator in the U.S. Hispanic market. Prisa’s original acquisition of a 12% interest in the share capital of V-me was made on October 20, 2009. The agreement provides that Prisa will make additional acquisitions and take control of the network in the future. Prisa has also agreed to provide to V-me capital and content to enable it to accelerate its development and growth in the U.S. Hispanic market. Under the terms of the March 31, 2010 agreement, Prisa (through Sogecable) acquired an additional $4 million stake in V-me, bringing its total cumulative voting interest in V-me to 23%.

Prisa has also agreed to make an additional investment in V-me in 2010 of $10 million in cash, and another investment in 2011 of $19 million also in cash. An additional $5 million investment will be made during these two years by contributing audiovisual rights, bringing Sogecable’s cumulative voting interest to approximately 51% of V-me and resulting in effective control of the company. Sogecable would acquire additional shares of V-me representing an additional 10% of V-me’s equity on an as-converted basis for no additional consideration if certain revenue targets are not met.

Purchase and Sale Agreement for Shares of Dédalo Grupo Gráfico, S.L.

In March 2010, Prisa entered into a reciprocal purchase and sale agreement with the majority shareholders of Dédalo Grupo Gráfico, S.L., or Dédalo, a group of companies engaged in the printing of newspapers, magazines and books, related to the Ibersuizas Group, for 40% of the shares of Dédalo. Under this agreement, Prisa has a call option on the remaining 60% of the share capital of Dédalo. Prisa has also granted the current majority shareholders of Dédalo a put option that they may exercise if Dédalo or any of its subsidiaries become subject to insolvency proceedings. The exercise price for both the call and the put option is €1.00. In addition, Prisa agreed to indemnify the majority shareholders of Dédalo against third-party claims that may arise as a result of actions taken to defend Prisa’s interests.

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF PRISA

The following table presents financial data of Prisa as of and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and for the 6-month periods ended June 30, 2010 and 2009. You should read this information in conjunction with Prisa’s historical consolidated financial statements, including the related notes. Prisa’s financial data as of and for the years ended December 31, 2009, 2008 and 2007 and for the 6-month periods ended June 30, 2010 and 2009 are derived from its audited financial statements for those years and its unaudited 6-month periods, respectively, included in this proxy statement/prospectus—see “Promotora de Informaciones, S.A. and subsidiaries—Financial Statements.” Prisa’s financial data as of and for the years ended December 31, 2006 and 2005 are derived from Prisa’s audited financial statements for those years which are not included in this proxy statement/prospectus. The historical results below and elsewhere in this proxy statement/prospectus may not be indicative of Prisa’s future performance.

Prisa’s consolidated financial statements are presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and as approved by the European Union, and the year-end financial statements have been audited. The IFRS approved by the European Union differ in some aspects to IFRS published by the IASB; however these differences do not have a relevant impact on Prisa’s consolidated financial statements for the years presented. Accordingly, they present fairly Prisa’s consolidated equity and financial position at December 31, 2009. For additional information see Prisa’s financial statements and the accompanying notes in this proxy statement/prospectus.

In comparing the information for 2007, 2006 and 2005 the following changes in the scope of consolidation should be taken into account:

•	Sogecable: In April 2006, Sogecable started to be fully consolidated by Prisa as a result of the takeover bid launched by Prisa as of November 2005 for 20% of Sogecable’s share capital. Prisa’s ownership interest in the company rose to 44.5%, which enabled it to appoint one-half of the board members and to govern the financial and operating policies of Sogecable. This change in the scope of consolidation explains the main differences in the results for the year ended December 31, 2006 as compared to the previous year.

•	Media Capital: In 2005, Prisa purchased all the shares of Vertix, SPGS, S.A., or Vertix, which held 33% of Media Capital and which was accounted for by Prisa using the equity method. Media Capital ceased to be accounted for by the equity method and started to be fully consolidated by Prisa from February 2007 onwards as Prisa increased its stake in the company to reach 94.7%, as a consequence of the results of the voluntary and mandatory takeover bids launched for 100% of the company. This change in the scope of consolidation explains the main differences in the results for the year ended December 31, 2007 as compared to the previous year.

	Audited
	For the Year Ended December 31,
	2009	2008	2007	2006	2005
	(thousands of euros, except per share data)

Consolidated Statements of Operations Data:
Operating Income	3,208,584	4,001,348	3,696,028	2,811,758	1,483,091
Operating Expenses	(2,839,602)	(3,303,157)	(3,176,097)	(2,525,810)	(1,264,389)

Profit from Operations	368,982	698,191	519,931	285,948	218,702

Financial Loss	(214,269)	(397,068)	(195,263)	(110,795)	(22,804)
Result of companies accounted for using the equity method	(20,158)	(7,592)	(32,056)	(6,025)	(29,160)
Loss from other investments	(4,256)	(1,350)	(3,612)	(2,709)	(458)

Profit Before Tax From Continuing Operations	130,299	292,181	289,000	166,419	166,280

Income Tax	(63,045)	(90,435)	(26,919)	64,357	2,944

Profit From Continuing Operations	67,254	201,746	262,081	230,776	169,224

Loss after tax from discontinued operations	(2,429)	(75,346)	—	(449)	(9,724)

Consolidated Profit for the Year	64,825	126,400	262,081	230,327	159,500

Profit attributable to minority interests	(14,346)	(43,404)	(70,108)	(1,418)	(6,691)

Profit Attributable to the Parent	50,479	82,996	191,973	228,909	152,809

Earnings (loss) per share from continuing operations	€ 0.24	€ 0.72	€ 0.92	€ 1.10	€ 0.78
Basic earnings per share	€ 0.23	€ 0.38	€ 0.92	€ 1.10	€ 0.74
Cash dividend per share	€ —	€ —	€ 0.18	€ 0.16	€ 0.14

	Unaudited
	Six Months Ended June 30,
	2010	2009
	(thousands of euros, except per share data)

Consolidated Statements of Operations Data:
Operating Income	1,577,298	1,677,681
Operating Expenses	(1,381,261)	(1,495,162)

Profit from Operations	196,037	182,519

Financial Loss	(86,008)	(114,053)
Result of companies accounted for using the equity method	(461)	(4,607)
Loss from other investments	(2,966)	(3,064)

Profit Before Tax From Continuing Operations	106,602	60,795

Income Tax	(28,580)	(27,634)

Profit From Continuing Operations	78,022	33,161

Loss after tax from discontinued operations	(87)	(1,974)

Consolidated Profit for the Year	77,935	31,187

Profit attributable to minority interests	(17,053)	(3,961)

Profit Attributable to the Parent	60,882	27,226

Earnings (loss) per share from continuing operations	€ 0.28	€ 0.13
Basic earnings per share	€ 0.28	€ 0.12
Cash dividend per share	€ —	€ —

	Audited
	As of December 31,
	2009	2008	2007	2006	2005
	(thousands of euros, except for per share data)

Consolidated Balance Sheet Data:

ASSETS

Non-Current Assets	6,420,766	6,512,270	4,832,055	4,174,445	1,518,508

Property, Plant & Equipment	345,754	397,932	423,163	475,885	324,285
Investment Property	1	28	85	12,331	12,314
Goodwill	4,319,603	4,302,739	2,420,078	1,547,561	225,732
Intangible Assets	365,670	400,084	444,337	400,723	91,716
Non-Current Financial Assets	57,218	93,344	157,166	86,837	78,697
Investments Accounted for Using the Equity Method	13,644	12,936	13,248	280,744	644,842
Deferred Tax Assets	1,313,820	1,298,475	1,364,975	1,359,081	140,922
Other Non-Current Assets	5,056	6,732	9,003	11,283	—

Current Assets	1,514,898	1,594,297	1,621,418	1,756,105	626,197

Inventories	218,066	306,079	325,160	270,322	104,273
Trade and Other Receivables	1,207,204	1,237,723	1,215,684	945,858	492,952
Current Financial Assets	6,593	838	7,456	5,162	5,130
Cash and Cash Equivalents	82,810	49,432	72,827	534,538	23,242
Other Current Assets	225	225	291	225	600

Assets Held for Sale	257,388	519	72,887	93,971	2,448

Total Assets	8,193,052	8,107,086	6,526,360	6,024,521	2,147,153

EQUITY AND LIABILITIES

Equity	1,373,019	1,258,236	1,353,547	1,157,234	865,255

Share Capital	21,914	21,914	22,036	21,881	21,881
Other Reserves	833,697	779,225	721,503	610,997	530,102
Accumulated Profit	403,478	398,975	440,972	400,282	316,503
From prior years	352,999	315,979	248,999	171,373	163,694
For the year; profit attributable to the Parent	50,479	82,996	191,973	228,909	152,809
Treasury Shares	(3,044)	(24,726)	(39,101)	(38,881)	(32,766)
Exchange Differences	(1,561)	(18,422)	(3,475)	1,497	10,639
Minority Interests	118,535	101,270	211,612	161,458	18,896

Non-Current Liabilities	2,351,466	2,751,369	3,124,842	2,803,180	545,444

Exchangeable Bond in Issue	—	—	158,408	154,674	151,093
Non-Current Bank Borrowings	1,917,963	2,348,078	2,558,372	2,252,004	311,095
Non-Current Financial Liabilities	249,538	232,565	202,378	202,875	—
Deferred Tax Liabilities	72,799	79,278	112,931	116,204	42,996
Long-Term Provisions	90,150	74,807	67,346	50,906	22,186
Other Non-Current Liabilities	21,016	16,641	25,407	26,517	18,074

Current Liabilities	4,263,133	4,097,481	2,047,971	1,996,942	736,454

Trade Payables	1,181,437	1,257,945	1,233,136	970,309	211,425
Payables to Associates	10,955	27,296	25,913	12,377	35,371
Other Non-Trade Payables	107,693	142,568	137,863	96,905	119,657
Current Bank Borrowings	2,796,362	2,532,091	536,046	843,410	320,172
Current Financial Liabilities	3,295	21,676	—	—	—
Payable to Public Authorities	124,288	79,972	73,245	43,106	37,538
Provisions for Returns	9,417	9,369	8,457	5,127	5,444
Other Current Liabilities	29,686	26,564	33,311	25,708	6,847

Liabilities Held For Sale	205,434	—	—	67,165	—

Total Equity and Liabilities	8,193,052	8,107,086	6,526,360	6,024,521	2,147,153

Book Value Per Share	€ 5.74	€ 5.39	€ 5.36	€ 4.73	€ 4.02

	Unaudited	Audited
	As of June 30, 2010	As of December 31, 2009
	(thousands of euros, except for per share data)

Consolidated Balance Sheet Data:

ASSETS
Non-Current Assets	6,434,052	6,420,766

Property, Plant & Equipment	341,048	345,754
Investment Property	1	1
Goodwill	4,325,147	4,319,603
Intangible Assets	358,398	365,670
Non-Current Financial Assets	58,191	57,218
Investments Accounted for Using the Equity Method	29,202	13,644
Deferred Tax Assets	1,317,841	1,313,820
Other Non-Current Assets	4,224	5,056

Current Assets	1,659,906	1,514,898

Inventories	223,057	218,066
Trade and Other Receivables	1,342,684	1,207,204
Current Financial Assets	3,068	6,593
Cash and Cash Equivalents	90,872	82,810
Other Current Assets	225	225

Assets Held for Sale	250,812	257,388

Total Assets	8,344,770	8,193,052

EQUITY AND LIABILITIES
Equity	1,568,283	1,373,019

Share Capital	21,914	21,914
Other Reserves	825,536	833,697
Accumulated Profit	488,548	403,478
From prior years	427,666	352,999
For the year; profit attributable to the Parent	60,882	50,479
Treasury Shares	—	(3,044)
Exchange Differences	29,361	(1,561)
Minority Interests	202,924	118,535

Non-Current Liabilities	2,259,010	2,351,466

Exchangeable Bond in Issue	—	—
Non-Current Bank Borrowings	1,743,582	1,917,963
Non-Current Financial Liabilities	359,831	249,538
Deferred Tax Liabilities	45,458	72,799
Long-Term Provisions	93,524	90,150
Other Non-Current Liabilities	16,615	21,016

Current Liabilities	4,321,788	4,263,133

Trade Payables	1,127,246	1,181,437
Payables to Associates	15,998	10,955
Other Non-Trade Payables	102,109	107,693
Current Bank Borrowings	2,752,330	2,796,362
Current Financial Liabilities	3,708	3,295
Payable to Public Authorities	283,986	124,288
Provisions for Returns	6,815	9,417
Other Current Liabilities	29,596	29,686

Liabilities Held For Sale	195,689	205,434

Total Equity and Liabilities	8,344,770	8,193,052

Book Value Per Share	€ 6.23	€ 5.74

SELECTED HISTORICAL FINANCIAL DATA OF LIBERTY

The summary historical financial information of Liberty as of December 31, 2009 and 2008 was derived from financial statements of Liberty as of December 31, 2009 and 2008, respectively, audited by Rothstein, Kass & Company, P.C., independent registered public accounting firm, included in this proxy statement/prospectus. The summary historical financial information of Liberty as of June 30, 2010 was derived from unaudited financial statements of Liberty as of such date included in this proxy statement/prospectus. This information should be read in conjunction with Liberty’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and the notes thereto included in this proxy statement/prospectus. Since Liberty has not had any significant operations to date, only balance sheet data are presented.

	As of	As of	As of
	June 30,	December 31,	December 31,
Balance Sheet Data:	2010	2009	2008

Working capital (deficiency)	$1,438,543	$9,560,411	$10,947,952
Total assets	$1,029,639,857	$1,032,127,150	$1,031,648,244
Total liabilities	$30,296,529	$27,461,101	$27,543,110
Value of common stock which may be redeemed for cash (approximately $9.82 per share)(1)	$304,910,990	$304,910,990	$304,910,990
Value of deferred interest income related to common stock subject to possible redemption, net of tax	$2,241,525	$2,205,468	$1,568,300
Stockholders’ equity	$692,190,813	$697,549,591	$697,625,844

(1)	The estimated redemption price per share of approximately $9.82 was as of the date of Liberty’s IPO. On June 30, 2010, the estimated redemption price per share would be approximately $9.87.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

The following table shows Prisa’s ratio of earnings to fixed charges and preference dividends for the past five years, as well as on a pro forma basis for the year ended December 31, 2009 and for the six months ended June 30, 2010:

			For the six months		For the year ended
	Pro Forma(1)		ended June 30,		December 31,
	Six months	Year ended
	ended	December 31,
	June 30, 2010	2009	2010	2009	2009	2008	2007	2006	2005

Fixed Charges:
Interest expense inclusive of amortized premiums, discounts and capitalized expenses related to indebtedness	(170,923)	(323,962)	(129,102)	(190,850)	(270,404)	(363,682)	(237,222)	(139,251)	(17,412)
Interest capitalized	(2,813)	(4,800)	(2,813)	(6,604)	(4,800)	(11,796)	(5,138)	(10,383)	(2,385)
	(173,736)	(328,762)	(131,915)	(197,454)	(275,204)	(375,478)	(242,360)	(149,634)	(19,797)
Earnings:
Plus:
Pretax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income (loss) from equity investees	99,290	136,273	110,029	68,466	154,713	301,123	324,668	175,153	195,898
Fixed charges	173,736	328,762	131,915	197,454	275,204	375,478	242,360	149,634	19,797
Amortization of capitalized interest	11,468	24,894	11,468	11,852	24,894	8,426	8,144	7,201	6,223
Distributed income of equity investees	1,307	393	1,307	—	393	1,109	8,360	2,009	10,619
Less:
Interest capitalized	2,813	4,800	2,813	6,604	4,800	11,796	5,138	10,383	2,385
	282,988	485,522	251,906	271,168	450,404	674,340	578,394	323,614	230,152
Preference security dividend (Gross up)(2)	50,373	128,647
Ratio of earnings to fixed charges and preference dividends	1.92	1.87	1.91	1.37	1.64	1.80	2.39	2.16	11.63

(1)	The pro forma financial information shows the pro-forma effect of the consummation of the transaction between Prisa and Liberty for purposes of the statements of operations for the year ended December 31, 2009 and for the six months ended June 30, 2010 as if it had occurred on January 1, 2009, and for balance sheet purposes as if it had occurred on June 30, 2010. Additionally, the pro forma statement of operations for the year ended December 31, 2009 reflects the effects of the sale of a minority interest in Santillana by Prisa, which was completed on April 29, 2010, as if the sale had occurred on January 1, 2009.

Prisa has included in the pro forma financial statements for the year ended December 31, 2009 a net increase in interest expense totaling €19 million, due to: (i) a reduction in interest expense totaling €15 million due to the repayment of a portion of Prisa’s debt with proceeds from the transaction with Liberty and the sale of a minority interest in Santillana and (ii) an increase in interest expense amounting to €34 million due to the effect of calculating the present value of the obligation to pay preferred dividends to holders of the Prisa Class B convertible non-voting shares to be issued in the transaction with Liberty that has been recorded in the pro forma financial statements as a perpetual financial liability.

Prisa has included in the pro forma financial statement of operations for the six months ended June 30, 2010 a net increase in interest expense totaling €6 million, due to (i) a reduction in interest expense totaling €6 million due to the repayment of a portion of Prisa’s debt with proceeds received from the transaction with Liberty and (ii) an increase in interest expense amounting to €12 million due to the effect of calculating the present value of the obligation to pay preferred dividends to holders of the Prisa Class B convertible non-voting shares to be issued in the transaction with Liberty that has been recorded in the pro forma financial statements as a perpetual financial liability. Prisa expects to use €483 million for the repayment of debt corresponding to the proceeds received from the transaction with Liberty. See “Unaudited Pro Forma Combined Financial Information.”

(2)	Represents the maximum aggregate amount of the preferred dividend that would have been payable for the six months ended June 30, 2010 and the year ended December 31, 2009 to holders of the Prisa Class B convertible non-voting shares and Santillana Class B convertible non-voting shares, grossed up assuming a net tax rate of 30%.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information for the fiscal year ended December 31, 2009 and for the six months ended June 30, 2010 gives effect to the transaction between Prisa and Liberty and has been prepared assuming that the transaction had been completed (i) on January 1, 2009 for statement of operations purposes and (ii) on June 30, 2010, for balance sheet purposes, and includes all adjustments which give effect to events that are directly attributable to these transactions, are expected to have a continuing impact and that are factually supportable. Additionally, the unaudited pro forma statement of operations for the fiscal year ended December 31, 2009 gives effect to the sale on April 29, 2010 of a minority interest in Santillana by Prisa as if the sale had been completed on January 1, 2009. The information below should be read in conjunction with the historical consolidated financial statements of Prisa and related notes and the historical financial statements of Liberty and related notes, which are included elsewhere in this proxy statement/prospectus.

The financial statements of Prisa and the pro forma financial information have been prepared in accordance with IFRS as issued by the IASB. The financial statements of Liberty have been prepared in accordance with generally accepted accounting principles in the United States.

The unaudited pro forma financial condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of Prisa had the aforementioned transactions actually been completed at the beginning of the period, or as of the date, presented, nor the impact of possible business model changes. The unaudited pro forma condensed combined financial information also does not consider any potential impacts of current market conditions on revenues, cost savings and asset dispositions, among other factors.

The unaudited pro forma financial statements have been prepared using two different assumed levels of redemptions of Liberty common stock in the transaction between Prisa and Liberty, as follows: (1) minimum cash elections, which assumes that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s restated certificate of incorporation or make a cash election; and (2) maximum cash elections, which assumes that $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly exercising redemption rights under Liberty’s restated certificate of incorporation and all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s restated certificate of incorporation. In accordance with the terms of the business combination agreement, the first $225 million of this cash will be effectively funded by reducing the cash that would otherwise be paid to the holders of Liberty preferred stock in the share exchange absent any redemptions/cash elections, and the next $300 million would be funded upon the release of cash from the Liberty trust account at closing and recorded as an adjustment to Liberty’s reserve for common stock subject to redemption.

	As of
	June 30, 2010
	Minimum	Maximum
	Cash Elections	Cash Elections

Balance Sheet Data (in thousands of euros):
Total assets	8,549,068	8,548,660
Total liabilities	6,520,979	6,718,892
Stockholders’ equity	2,028,089	1,829,768

	For the six months ended		For the year ended
	June 30, 2010		December 31, 2009
	Minimum	Maximum	Minimum	Maximum
	Cash Elections	Cash Elections	Cash Elections	Cash Elections

Income Statement Data (in thousands of euros):
Profit from operations	189,240	188,240	366,530	366,530
Profit from continuing operations	66,991	66,699	60,523	61,067
Profit from continuing operations attributable to the parent	49,938	49,646	26,647	27,191
Basic earnings per share from continuing operations (euros)	0.017	0.032	(0.052)	(0.038)
Diluted earnings per share from continuing operations (euros)	0.016	0.029	(0.047)	(0.034)

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL DATA

The following table sets forth certain historical per share data of Liberty and Prisa, combined per share data of Liberty and Prisa on an unaudited pro forma combined basis giving effect to the transaction between Prisa and Liberty and the sale of a minority interest in Santillana by Prisa. The information in the table should be read in conjunction with the audited financial statements of Prisa and Liberty and the notes thereto included in this proxy statement/prospectus and the Unaudited Pro Forma Combined Financial Information and notes thereto included elsewhere herein. The unaudited pro forma combined information provided below is for illustrative purposes only. The companies may have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that Prisa will experience after the transaction.

The unaudited pro forma combined financial statements have been prepared using two different assumed levels of redemptions of Liberty common stock in the transaction between Prisa and Liberty, as follows: (1) minimum cash election, which assumes that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s restated certificate of incorporation or make a cash election; and (2) maximum cash elections, which assumes that $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly exercising redemption rights under Liberty’s restated certificate of incorporation and all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that non of the holders of Liberty common stock exercise their redemption rights under Liberty’s restated certificate of incorporation. In accordance with the terms of the business combination agreement, the first $225 million of this cash will be effectively funded by reducing the cash that would otherwise be paid to the holders of Liberty preferred stock in the share exchange absent any redemptions/cash elections, and the next $300 million would be funded upon the release of cash from the Liberty trust account at closing and recorded as an adjustment to Liberty’s reserve for common stock subject to redemption.

	As of and for the
	year ended
	December 31,
	2009	2008	2007

Prisa — Historical:
Income (loss) per ordinary share from continuing operations	€0.24	€0.72	€0.92
Income (loss) per ordinary share (basic)	€0.23	€0.38	€0.92
Cash dividends declared per ordinary share	—	—	€0.18
Book value per ordinary share	€5.74	€5.39	€5.36

	As of and for the
	six months ended
	June 30,
	2010	2009

Prisa — Historical:
Income (loss) per ordinary share from continuing operations	€0.28	€0.13
Income (loss) per ordinary share (basic)	€0.28	€0.12
Cash dividends declared per ordinary share	—	—
Book value per ordinary share	€6.23	€5.74

	As of and for the		As of and for the
	six months ended		year ended
	June 30, 2010		December 31, 2009
	Minimum	Maximum	Minimum	Maximum
	Cash Elections	Cash Elections	Cash Elections	Cash Elections

Prisa — Pro Forma Combined:
Income (loss) per ordinary share from continuing operations (basic)	€0.017	€0.032	€(0.052)	€(0.038)
Income (loss) per ordinary share from continuing operations (diluted)	€0.016	€0.029	€(0.047)	€(0.034)
Cash dividends declared per ordinary share	—	—	—	—
Book value per ordinary share	€2.15	€2.28	€1.93	€2.33

	As of and for the
	year ended
	December 31,
	2009	2008

Liberty — Historical:
Income per common share subject to possible redemption, basic and diluted	$0.02	$0.03
Income (loss) per common share not subject to possible redemption, basic	$0.01	$0.12
Income (loss) per common share not subject to possible redemption, diluted	$0.01	$0.10
Cash dividends declared per common share	—	—
Book value per common share	$5.39	$5.39

	As of and for the		As of and for the
	six months ended		year ended
	June 30, 2010		December 31, 2009
	Minimum	Maximum	Minimum	Maximum
	Cash Elections	Cash Elections	Cash Elections	Cash Elections

Liberty — Pro Forma Per Share Equivalent(1):
Income (loss) per Liberty share from continuing operations (basic)	€0.026	€0.048	€(0.078)	€(0.057)
Income (loss) per Liberty share from continuing operations (diluted)	€0.024	€0.044	€(0.047)	€(0.051)
Cash dividends declared per ordinary share	—	—	—	—
Book value per ordinary share	€3.23	€3.42	€2.90	€3.50

(1)	Amounts are calculated by multiplying unaudited Prisa pro forma combined per share amounts by 1.5, the Prisa Class A ordinary share exchange ratio in the transaction.

MARKET INFORMATION

The following table presents the closing sales prices of Prisa ordinary shares, as reported by the Spanish Continuous Market Exchange (in euros and converted into U.S. dollars) and Liberty units, common stock and warrants, as quoted by the NYSE Amex, on (i) February 24, 2010, the last trading day for which market information is available before Liberty issued a public statement confirming discussions between Liberty and Prisa regarding a potential business combination, (ii) March 4, 2010, the last trading day before Prisa and Liberty announced the execution of the original business combination agreement dated March 5, 2010, (iii) May 6, 2010, the last trading day before Prisa and Liberty announced the execution of the third amendment to the original business combination agreement dated March 5, 2010, (iv) August 3, 2010, the last trading day before Prisa and Liberty announced the execution of the amended and restated business combination agreement, and (v) October 25, 2010, the date of this proxy statement/prospectus. The exchange rate used to convert the price of Prisa ordinary shares from its closing sales price in euros into U.S. dollars is the closing spot rate published by Bloomberg on the date for which the price is reported. The exchange rate used has also been included in the table below.

	Prisa
	Ordinary Shares			Liberty
	Euros per	Exchange	U.S. Dollars			Common
Date	Share	Rate ($/€)	per Share	Units		Stock	Warrants
				(U.S. dollars per security)

February 24, 2010	€3.38	1.35	$4.58	$10.39	(1)	$9.73	$0.61	(2)
March 4, 2010	€3.26	1.36	$4.43	$10.37		$9.79	$0.62
May 6, 2010	€2.54	1.26	$3.20	$10.70	(3)	$9.98	$1.25
August 3, 2010	€2.29	1.32	$3.03	$10.40	(4)	$9.95	$1.22
October 25, 2010	€1.74	1.40	$2.43	$11.75	(5)	$10.52	$1.67

(1)	The closing sales price on February 19, 2010 was used as no trades occurred on February 23 or 24, 2010.

(2)	The closing sales price for warrants on February 23, 2010.

(3)	The closing sales price on May 5, 2010 was used as no trades occurred on May 6, 2010.

(4)	The closing sales price on August 2, 2010 was used as no trades occurred on August 3, 2010.

(5)	The closing sales price on October 21, 2010 was used as no trades occurred on October 22 or 25, 2010.

You are encouraged to obtain current market quotations prior to making any decision with respect to this transaction.  The market price of Prisa ordinary shares, and of Liberty units, common stock and warrants will fluctuate between the date of this proxy statement/prospectus and the completion of the business combination. Liberty and Prisa can give no assurance concerning the market price of Prisa ordinary shares, or of Liberty units, common stock or warrants before or after the effective date of the business combination. In addition, because there is currently no trading market for Prisa Class B convertible non-voting shares, Liberty and Prisa can give no assurance as to the market price of these shares after the effective date of the business combination.

Following the effective time of the share exchange, Prisa ordinary shares will continue to trade on the Spanish Continuous Market Exchange as Prisa Class A ordinary shares under the symbol “PRS.MC.” In addition, Prisa ordinary ADSs and Prisa convertible non-voting ADSs, representing Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, are expected to be listed and begin to trade as soon as practicable thereafter on the New York Stock Exchange, under the symbols ‘‘PRIS.A” and “PRIS.B.”

EXCHANGE RATES

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. This information is provided solely for your convenience and Prisa and Liberty do not represent that euros have been converted into U.S. dollars at these rates or at any other rate. These rates may differ from the rates used by Prisa in the preparation of its consolidated financial statements or other financial information appearing in this proxy statement/prospectus.

The data provided in the following tables are expressed in U.S. dollars per euro and are based on the closing spot rates as published by Bloomberg at 5:00 p.m. (New York time) on each business day during the period.

On March 4, 2010, the last trading day before Prisa and Liberty announced the execution of the business combination agreement, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.358 = €1.000. On March 5, 2010, the day of the public disclosure of the business combination, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollars per euro was $1.363 = €1.000. On October 25, 2010, the date of this proxy statement/prospectus, the exchange rate was $1.396 = €1.000.

	High	Low	Average(1)	Period End
	(U.S. dollars per euro)

Annual Data (Year Ended December 31)
2005	1.347	1.167	1.244	1.184
2006	1.334	1.182	1.257	1.319
2007	1.487	1.289	1.371	1.459
2008	1.599	1.245	1.471	1.397
2009	1.513	1.253	1.395	1.433

	High	Low	Average(1)	Period End
	(U.S. dollars per euro)

Interim Data (Six Months Ended June 30)
2010	1.451	1.192	1.314	1.224

(1)	The average rates for the interim and annual periods were calculated by taking the simple average of the exchange rates on the last business day of each month during the relevant period.

	High	Low
	(U.S. dollars per euro)

Recent Monthly Data
January 2010	1.451	1.386
February 2010	1.396	1.351
March 2010	1.377	1.327
April 2010	1.369	1.312
May 2010	1.320	1.218
June 2010	1.239	1.192
July 2010	1.308	1.253
August 2010	1.328	1.263
September 2010	1.364	1.268

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains a number of forward-looking statements, including statements about the financial conditions, results of operations, earnings outlook and prospects of Prisa and Liberty and may include statements for the period following the consummation of the business combination. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and each speaks only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Prisa or Liberty and the following:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement;

•	the outcome of any legal proceedings that may be instituted against Prisa, Liberty and others following announcement of the business combination agreement and transactions contemplated therein;

•	the inability to complete the transactions contemplated by the business combination agreement due to the failure to obtain Liberty stockholder approval, Liberty warrantholder approval or Prisa shareholder approval;

•	delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the business combination agreement;

•	the risk that the proposed business combination disrupts current plans and operations of Prisa as a result of the announcement and consummation of the transactions contemplated by the business combination agreement;

•	the ability to recognize the anticipated benefits of the combination of Prisa and Liberty;

•	costs related to the proposed business combination;

•	the fluctuation of the market value of ordinary shares of Prisa;

•	the limited liquidity and trading of Liberty’s securities;

•	geopolitical risk and changes in applicable laws or regulations;

•	the possibility that Prisa and/or Liberty may be adversely affected by other economic, business, and/or competitive factors;

•	Liberty’s ability to complete a business combination with one or more target businesses, including the business combination with Prisa;

•	Liberty’s limited pool of prospective target businesses, including if the proposed business combination fails to close;

•	financial performance;

•	operational risk;

•	litigation and regulatory enforcement risks, including the diversion of management time and attention and the additional costs and demands on Prisa’s resources;

•	fluctuations in exchange rates in the various countries in which Prisa operates and in the exchange rate used to convert U.S. dollars to euros, in particular;

•	foreign currency risk as a result of fluctuations in the various currencies in which Prisa’s bank borrowings and debts to third parties are denominated; and

•	the risks that the closing of the business combination is substantially delayed or does not occur.

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the business combination or other matters addressed in this proxy statement/prospectus and attributable to Prisa or Liberty or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Prisa and Liberty undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

RISK FACTORS

You should carefully consider the following risk factors, together with all of the other information included in this proxy statement/prospectus, before you decide whether to vote or instruct your vote to be cast to approve the business combination proposal and the warrant amendment proposal and whether to make a cash election or a mixed consideration election.

Risks Relating to Prisa’s Financial Position and Management of Liquidity

Prisa has a significant amount of indebtedness, which may adversely affect the cash flow of Prisa and the ability of Prisa to operate its businesses, remain in compliance with debt covenants and make payments on its indebtedness.

Prisa has significant financial obligations, as summarized in “Information About Prisa—Liquidity and Capital Resources.” As of December 31, 2009, Prisa’s bank borrowings amounted to €4.714 billion (December 31, 2008: €4.880 billion). As of June 30, 2010, Prisa’s bank borrowings amounted to €4.496 billion.

Prisa’s borrowing levels pose significant risks, including:

•	increasing Prisa’s vulnerability to general economic downturns and adverse industry conditions;

•	requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the indebtedness, therefore reducing Prisa’s ability to use its cash flow to fund its operations, capital expenditures and future business operations;

•	exposing Prisa to the risk of increased interest rates as most of the borrowings are at variable rates of interest; and

•	limiting Prisa’s ability to adjust to changing market conditions and placing Prisa at a disadvantage compared to competitors who have less debt.

Further, if Prisa’s operating cash flow and capital resources are insufficient to service its debt obligations, it may be forced to sell assets, seek additional equity or debt capital or further restructure its debt. However, these measures might be unsuccessful or inadequate in permitting Prisa to meet scheduled debt service obligations.

Prisa’s financial position will be significantly and adversely affected if Prisa is unable to successfully complete the restructuring of its indebtedness.

Pursuant to a refinancing master agreement effective as of April 19, 2010, among Prisa, its lenders under the syndicated loan and credit facility and the bridge loan agreement, certain individual lenders under credit facilities of Prisa and its subsidiaries, and HSBC, as administrative agent, Prisa’s lenders have agreed to the restructuring of these loans, including the modification of the terms and conditions of the bridge loan agreement to extend its maturity date. On July 29, 2010, Prisa and those lenders amended the refinancing master agreement to extend the maturing of the bridge loan to November 30, 2010. However, the lenders’ consent to the extension of the maturity date of the bridge loan agreement from November 30, 2010 to May 19, 2013 is subject to a number of conditions. To obtain the extension to May 19, 2013, Prisa must satisfy the following conditions, among others, prior to November 30, 2010:

•	apply the proceeds from the Santillana transaction (which was completed on April 29, 2010) in accordance with the terms of the refinancing master agreement;

•	provide evidence that Prisa has completed the disposal of a minority interest in Media Capital;

•	consummate the business combination and receive proceeds therefrom of not less than €450.0 million at an agreed euro to dollar exchange rate of 1.364 ($613.8 million); and

•	to the extent that a new pledge of shares of Digital+ and Telecinco has been granted, provide evidence that such pledge agreements have been executed.

Prisa has satisfied the condition that required Prisa to pay €70.0 million of the outstanding amount of the syndicated loan and credit facility by using a portion of the proceeds from the Santillana transaction (see “Use of Proceeds of Restructuring”). If Prisa fails to complete any of the conditions listed above by November 30, 2010, as well as other conditions not listed here (and they are not waived by the lenders), Prisa’s principal indebtedness under the bridge loan agreement will become due. As of December 31, 2009, the outstanding principal amount of the bridge loan was approximately €1.836 billion. As of June 30, 2010, the outstanding principal amount of the bridge loan was approximately €1.758 billion. If Prisa fails to obtain the extension to May 19, 2013, and if does not have sufficient liquidity to repay the bridge loan on November 30, 2010, it would be in default of its indebtedness. Due to cross default provisions with its other debt agreements, this could result in a default on substantially all of its outstanding indebtedness. Such a default would have a significant and materially adverse impact on Prisa’s businesses, results of operations and financial condition.

Restrictive covenants in Prisa’s agreements governing Prisa’s indebtedness could adversely affect Prisa’s businesses and operating results by limiting flexibility.

The agreements governing the terms of Prisa’s indebtedness contain restrictive covenants and requirements to comply with certain leverage and other financial maintenance tests. Many of these agreements also include cross default provisions applicable to other agreements, meaning that a default under any one of these agreements could result in a default under Prisa’s other debt agreements. These covenants and requirements limit Prisa’s ability to take various actions, including incurring additional debt, guaranteeing indebtedness and engaging in various types of transactions, including mergers, acquisitions and sales of assets. These covenants could place Prisa at a disadvantage compared to competitors, who may have fewer restrictive covenants and may not be required to operate under these restrictions. Further, these covenants could adversely impact Prisa’s businesses by limiting its ability to take advantage of financing, mergers and acquisitions or other opportunities.

Prisa’s loans are subject to fluctuations in interest rates which may not be adequately protected, or protected at all, by Prisa’s hedging strategies.

The terms of Prisa’s bank debt provide exclusively for variable interest rates, and therefore Prisa is exposed to fluctuations in interest rates (see “Information About Prisa—Liquidity and Capital Resources”). Consequently, Prisa arranges interest rate hedges through contracts providing for interest rate caps (interest rate swap agreements and combination of options). There can be no certainty that Prisa’s hedging activities will be successful or fully protect Prisa from interest rate exposure. If Prisa’s hedging strategy is inadequate or the counterparties to the hedging agreements become insolvent, Prisa may not be capable of fully or partially neutralizing the risks associated with changes in interest rates, which would adversely impact Prisa’s results of operations and financial condition.

Fluctuations in foreign exchange rates could have an adverse effect on Prisa’s results of operations.

Prisa is exposed to fluctuations in the exchange rates of the various countries in which it operates. Prisa’s foreign currency risk relates mainly to operating income (revenues) generated outside of the European market, results from operations carried on in non-euro zone countries which are tied to the performance of their respective currencies, and financial investments made to acquire ownership interests in foreign companies. In order to mitigate this risk, Prisa arranges hedges to cover the risk of changes in exchange rates (mainly foreign currency hedges, forwards and options) on the basis of its projections and budgets. If the hedging strategy is inadequate or the counterparties in the hedging arrangements become insolvent, Prisa may not be capable of fully or partially neutralizing the risks associated with the changes in the exchange rate, which would adversely impact Prisa’s results of operations and financial condition.

Fluctuations in the price of paper could have an adverse effect on Prisa’s results of operations and financial condition.

Prisa is exposed to the possibility of fluctuations in its results due to changes in the price of paper, as essential raw material for certain of its production processes. Paper is the main raw material of Prisa’s printed media. In 2009 and for the first half of 2010, paper purchase expenses represented 3.7% and 3.0%, respectively, of Prisa’s total consolidated operating expenses in that year (without considering charges for depreciation and amortization or impairment losses). Prisa has established a program for strategically monitoring changes in paper prices, the aim of which, bearing in mind the cyclical nature of changes in paper prices, is to hedge the price of a percentage of the volume of paper that Prisa is expected to consume in the medium term. However, an increase in those prices or an interruption of supply could adversely affect Prisa’s press and book publishing businesses and, therefore, adversely impact Prisa’s businesses, results of operations and financial position.

Prisa may not be able to use significant tax credits if the subsidiary at which the loss arose does not generate sufficient income.

At June 30, 2010, Prisa has recognized tax assets amounting to €1,317.8 million in Prisa’s consolidated financial statements. Of this amount, €1,003.5 million relates to tax assets recorded at a 30% rate arising from tax loss carryforwards as a result mainly of prior years’ losses (totaling €3,343.3 million) of the Sogecable companies. The deadline for recovering these tax assets by offsetting them against future profits is 15 years from the tax year in which they were generated (or of the year in which the company concerned first earns a profit, which is the case with DTS). Since these assets were earned mainly by companies outside the scope of the Prisa consolidated tax group, they will have to be recovered outside of this scope, i.e., they will have to be offset against the individual profits of each company at which they arose. Of the remainder, €282.2 million, relates mainly to investment tax credits which are deducted from the income tax charge. These credits correspond mainly to tax credits for export activities recognized by Prisa, various Santillana companies and Cadena SER.

Tax credits for export activities consist of earning a tax credit amounting to 25% of the investments of Prisa in foreign entities that promote the exports of goods and/or services and which meet certain requirements. The deadline for taking these credits against future profits, in accordance with the Corporation Tax Law, is 10 years from the date on which they were earned. In addition to this deadline, restrictions apply as to the amount that may be used each year, to the extent that, of the balances available for use, credits corresponding to only 35% of the gross tax payable (resulting, in turn, from 30% of the taxable profit less double taxation tax credits) in that year may be used. Certain of these unused tax credits were earned outside the scope of the Prisa consolidated tax group and, therefore, they will have to be recovered outside of this scope, i.e., they will have to be taken against the individual profits of each company at which they arose.

Should Prisa’s businesses fail to produce sufficient profits in the future against which these tax credits (tax loss carryforwards and tax credits) may be used within the time horizon indicated above, this could significantly impact Prisa’s results of operations and financial condition.

A significant portion of the tax credits for export activities generated in the past at Prisa, totaling €253 million, has been questioned in various tax audits, since the tax authorities considered that the requirements for use of this tax benefit had not been met and, therefore, the tax credits were disallowed by the tax inspectors. Prisa does not concur with the position of the tax authorities and has filed the relevant appeals, awaiting judgment, some of which have reached the Supreme Court of Spain and others are still at the administrative stage. The outcome of the current court proceedings and other proceedings that may arise from the tax credits reported might adversely impact Prisa’s results of operations and financial condition.

Prisa has guaranteed certain significant obligations of Dédalo Grupo Gráfico, S.L. and therefore if Dédalo Grupo Gráfico, S.L. were to default on its obligations, Prisa’s financial position could be significantly affected and Prisa could incur restructuring costs.

Prisa accounts for its investment in Dédalo, the head of a group of companies engaging in the printing and copying of texts and mechanical binding, using the equity method. In recent years, Dédalo’s subsidiaries engaging in the printing of magazines and sales brochures using offsetting and photogravure, and in the printing of books, have incurred ongoing losses primarily as a result of increased competition in the printing markets in which they operate and the restructuring costs that they incurred in relation to these activities to adjust to the demand in those markets.

In 2008, Dédalo and its subsidiaries entered into a syndicated loan and credit agreement for €130 million mainly in order to cover the costs of its restructuring and to cover the operating losses of the photogravure and offsetting businesses. Prisa has guaranteed all the debt and the underlying hedges related to the financing since November 2009.

If any of the Dédalo companies were to fail to comply with their financial obligations or to successfully restructure the printing business, this could adversely impact Prisa’s businesses, results of operations and financial position.

Risks Relating to Prisa and the Industries in Which Prisa Operates

Economic conditions may adversely affect Prisa’s businesses and customers, which could adversely affect Prisa’s results of operations and financial condition.

Spain and other countries where Prisa operates have experienced slowdowns and volatility in their economies. This downturn has led to, and could further lead to, lower spending for Prisa’s products and services by customers, including advertisers, subscribers, licensees, retailers, and other consumers of Prisa’s content offerings and services. In addition, in unfavorable economic environments, Prisa’s business customers may have difficulties obtaining capital to finance their ongoing businesses and operations and may face insolvency, all of which could impair their ability to make timely payments and continue operations. Prisa cannot predict the duration and severity of weakened economic conditions and such conditions and resultant effects could adversely impact Prisa’s businesses, results of operations and financial condition.

A decline in advertising expenditures could cause Prisa’s revenue and operating results to decline significantly in any given period or in specific markets.

A significant portion of Prisa’s operating income (revenues) depends on the revenues generated from the advertising market through its Press, Radio and Audiovisual businesses, together with the digital business activities that it operates across all business areas. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. Demand for Prisa’s products is also a factor in determining advertising rates. For example, ratings points for Prisa’s radio stations, television audience levels and circulation levels for Prisa’s newspapers are factors that are weighed when determining advertising rates. A drop in advertising revenue could adversely impact Prisa’s net income, its businesses, results of operations and financial condition.

The use of alternative means of delivery for newspapers and magazines may adversely affect Prisa’s businesses.

Revenue in the newspaper and magazine publishing industry is dependent primarily upon advertising revenue, subscription fees and sale of copies. The use of alternative means of delivery, such as free Internet sites, for news and other content has increased significantly in recent years. Should significant numbers of customers choose to receive content using these alternative delivery sources rather than through Prisa’s product offerings, Prisa may face a long-term decline in circulation, which may adversely impact Prisa’s revenue, results of operations and financial condition.

The industries in which Prisa operates are highly competitive and Prisa may not successfully react to competitors’ actions.

The press, radio, education, audiovisual, digital, media distribution, advertising and publishing industries in which Prisa operates are highly competitive. To compete effectively in these industries Prisa must successfully market its products and react appropriately to its competitors’ actions, both by launching new products or services and by adjusting its pricing strategies. Such rigorous competition poses an ongoing challenge to Prisa’s ability to increase audience share, increase sales, retain Prisa’s present customers, attract new customers and improve Prisa’s profit margins.

Furthermore, the regulatory policies of many countries in which Prisa conducts business tend, where possible, to enable increased competition in most of the industries in which Prisa operates. These counties have in the past granted, and can be expected to continue to grant, new licenses enabling the entry of new competitors into the marketplace. Such entry has the potential to reduce Prisa’s revenues or make its operations less profitable.

Prisa may not be capable of competing successfully with current or future industry participants, and the entry of new competitors into the industries in which Prisa currently operates may reduce Prisa’s revenue, market share or profitability. Any of these events could have an adverse impact on Prisa’s businesses, results of operations and financial condition.

Prisa may fail to adequately evolve its business strategy as the industry segments in which it competes further mature.

Prisa’s principal lines of business, specifically, its press, radio, education, audiovisual, digital, media distribution, advertising and publishing operations, are conducted in mature industry segments typified by moderate growth rates (or, in some cases, declining demand), standardized product offerings, a significant number of competitors and difficulties in developing and offering new products and services to consumers.

Advertising revenues represent a significant portion of Prisa’s revenue (28% of Prisa’s total revenues as of December 31, 2009 and 31% of total revenues as of June 30, 2010). According to July 2010 Zenith Optimedia estimates, advertising expenditure in Spain is expected to decline by 1.7% in 2010 and to grow by 3.6% and 7.8% in 2011 and 2012, respectively, which represents a 3.2% compound annual rate for 2010-2012. This same source estimates that advertising expenditure in television in Portugal will grow by 4.1%, 5.0% and 9.1% in 2010, 2011 and 2012 respectively and advertising expenditure in radio in Latin America will grow by 7.7%, 7.7% and 6.9% in 2010, 2011 and 2012 respectively.

According to the PricewaterhouseCoopers Global Entertainment and Media Outlook 2009-2013 Report, the digital component of newspaper advertising revenue in Spain is estimated to grow at a 12.5% compound annual rate. However, daily newspaper unit paid circulation in Spain is expected to decline by 0.4% compound annual rate.

Sales of books and training represented 19% of Prisa’s total revenues for the year ended December 31, 2009 and for the six months ended June 30, 2010. Regarding the total spending in the print educational book market, the report shows that Spain is the only country in Western Europe expected to grow in this period 2009-2013 (+1.3%). In Latin America, the report expects a 0.8% compound annual rate over the same period.

Revenue from subscribers represented 31% of Prisa’s total revenues for the year ended December 31, 2009 and 30% of total revenues for the six months ended June 30, 2010. In relation to the pay television subscription market, the report states that the strong competition in the sector has cut into subscription TV household growth during the past three years in the EMEA (Europe, Middle East and Africa) region. Also the deteriorating economic environment is expected to further cut into subscription household growth, with a slower take-up rate for new subscriptions and cutbacks in premium services, pay-per-view and video-on-demand. In 2010, the growth in subscription TV household in the EMEA region is expected to reach 1.9%. As economic conditions improve, the report expects a 4.2% increase in 2011 and more than a 5% increase during 2012-2013 in this region.

Prisa must adopt new corporate strategies to adequately address the challenges posed by this competitive climate. These new strategies may include capturing the benefits of economies of scale, cost reduction, better use of production capacity, increased employee productivity and achieving product and service differentiation through innovative marketing, product design, customer service and organization, among others, to provide Prisa with a competitive edge over the other industry participants and enhance the effectiveness of its response to customer demands.

Prisa’s failure to adapt strategically to the continuing maturity of the industries in which it operates or to adopt appropriate business strategies in the future could result in the loss of Prisa’s current market share and, consequently, could adversely impact its businesses, results of operations and financial condition.

Prisa is exposed to liability stemming from the contents of its publications and programming.

Although Prisa attempts to verify the lawfulness of the contents of its publications, programs and broadcasts, Prisa cannot assure that third parties will not bring claims against Prisa in connection with its public dissemination of publications and the broadcasting of programs, and Prisa may be required to publish corrections to any such broadcasts or publications.

Prisa may be ordered to pay damages, retract statements or restrict the content of its publications or programs if Prisa is found to have infringed third party rights, any of which could adversely impact Prisa’s businesses, results of operations and financial condition.

The transition to digital television transmission in Spain has led to new costs and increased competition.

The National Transition Plan approved by the Spanish Cabinet on September 7, 2007 required providers of terrestrial television service utilizing analog technology to phase out their analog broadcasting, and to complete the transition to exclusively digital technology by April 2010. Although the costs of obtaining digital licenses and migrating to digital technology were not significant, the increase in ongoing operating costs resulting from the transition to an all-digital network is considerable, including for signal transmission and costs relating to program improvements. Furthermore, the number of broadcast channels will likely increase considerably as a result of the transition to digital technology, enabling both new and pre-established television channels to provide similar coverage to that provided by Prisa, and thereby considerably increasing the number of potential competitors Prisa may face in the Spanish television market. This increased competition could lead to a significant reduction in Prisa’s market share and adversely impact its businesses, results of operations and financial condition.

Prisa operates in highly regulated industries and is therefore exposed to legislative, administrative and regulatory risks that could adversely impact its businesses.

Prisa’s businesses are subject to comprehensive regulations as described in “Information About Prisa—Regulation,” including the requirement to maintain concessions and licenses for Prisa’s operations in its Audiovisual and Radio segments. Changes in the applicable laws or regulations, or in their interpretation, may occur and may substantially impact Prisa’s business operations, including by requiring changes to Prisa’s business methods, increasing Prisa’s costs of doing business or by forcing Prisa to cease conducting business in those segments. There can be no assurance that the regulatory environment in which Prisa operates will not change significantly and adversely in the future.

Television & Radio

Prisa’s radio and television operations in both Europe and Latin America are subject to government regulation and are conducted under revocable administrative concessions or licenses. Applicable radio and television regulations cover, among other matters, minimum coverage, necessary technical specifications, program content and permissible advertising. The regulations also cover the ownership and transfer of equity interests in companies engaged in the regulated activities.

Prisa provides a considerable portion of its services under licenses or concessions granted by the governments and administrative bodies of the countries in which Prisa operates. These licenses and concessions require Prisa to comply with the imposed terms and conditions, including with specified investment commitments and established geographic coverage requirements, and to meet established service quality standards. The performance of such obligations is frequently secured by guarantees. In the event of any failure to comply with applicable law or the terms and conditions of a license or a concession, the supervising authorities may review or revoke the license or concession or impose penalties on Prisa. The continuity and the terms of the licenses and concessions are subject to review by the relevant regulatory bodies and the regulators may also construe, amend or terminate a license or a concession without notice. In the event of termination of a concession or license, Prisa may not have access to any meaningful means of redress and termination could significantly adversely affect its business, results of its operations and financial condition.

Prisa’s business and its ability to meet the targets established by its strategic plan would be adversely affected in the event that any new legislation or regulations impose more restrictive provisions or more burdensome compliance requirements than those presently in effect or otherwise significantly quantitatively or qualitatively impact any of Prisa’s licenses or concessions, or if such licenses or concessions were not to be renewed or are revoked, thereby negatively impacting Prisa’s businesses, results of operations and financial condition.

Publishing

Prisa’s book publishing operations are subject to both general legislation applicable to book publishing as well as legislation regulating the publication of educational materials specifically applicable to textbooks. In addition, in Spain, Autonomous Community legislation (legislation by principal governmental bodies responsible for primary and secondary education, universities and higher education and other state-funded education) imposes various obligations on publishers of educational material and textbooks, and the legislation enacted in support of these functions is extensive. Should Prisa breach any of its statutory obligations with respect to the publication of educational materials and textbooks, penalties could be imposed on it and its textbooks and other educational material could be declared unsuitable. Moreover, the increased adoption of book lending in schools by the Spanish Autonomous Communities is likely to entail a reduction in sales. All of these developments could adversely impact Prisa’s businesses, results of operations and financial condition.

Prisa’s operations outside of Spain subject Prisa to risks typical to investments in countries with emerging economies.

For the year ended December 31, 2009 and for the six months ended June 30, 2010, approximately 15% and 18%, respectively, of Prisa’s total income was derived from operations in Latin America.

Various risks typical to investments in countries with emerging economies could adversely affect Prisa’s operations and investments in Latin America, the most significant of which include:

•	the possible devaluation of foreign currencies or introduction of exchange restrictions, or other restrictions imposed on the free flow of capital across borders;

•	the potential effects of inflation and/or the possible devaluation of local currencies, which could lead to equity deficits at Prisa subsidiaries operating in these countries and require Prisa either to recapitalize the affected subsidiaries or wind-up the operations of any such affected subsidiary;

•	the potential for foreign government expropriation or nationalization of Prisa’s foreign assets;

•	the potential for substantial changes in applicable foreign tax levels or the introduction of new foreign taxes or levies;

•	the possibility of changes in policies and/or regulations affecting the economic climate or business conditions of the foreign markets in which Prisa operates; and

•	the possibility of economic crises, economic instability or public unrest, which could have an adverse effect on Prisa’s operations in those countries.

Any of the above circumstances could adversely impact both Prisa’s ability to grow its operations in the affected countries and Prisa’s results of operations and financial position.

If Prisa does not successfully respond to the rapid technological changes that characterize Prisa’s businesses, its competitive position may be adversely impacted.

In order to maintain and increase its competitive edge and its business, Prisa must adapt to technological advances, for which research and development are key factors. Technological changes could give rise to new competitors in various Prisa businesses and provide new opportunities for existing competitors to increase market share at Prisa’s expense. Consequently, should Prisa fail to keep sufficiently abreast of the current and future technological developments in the industry, this could adversely impact its businesses, results of operations and financial condition, as well as Prisa’s capacity to achieve its business, strategic and financial objectives.

Losses in excess of insurance, or losses resulting in increases to insurance premiums or failure to renew, could have an adverse effect on Prisa’s business, financial condition or results of operations.

Although all of the Prisa companies maintain insurance policies with scope and coverage which Prisa believes to be consistent with industry practices, Prisa’s businesses, financial condition or results of operations could be significantly adversely affected by any exposure to a significant uninsured risk, any incurrence of losses significantly exceeding Prisa’s insurance coverage, or any considerable increase in Prisa’s insurance premiums due to claims in any given year significantly exceeding the historical level of claims.

Furthermore, as Prisa’s insurance policies are subject to annual renewal, Prisa may not be able to renew its existing policies on similar or favorable terms and conditions, if at all.

Prisa is subject to material litigation that, if unfavorably determined, could adversely impact Prisa’s results of operations or financial condition.

As of the date of this proxy statement/prospectus, Prisa is a party to various lawsuits, as summarized in “Information About Prisa—Legal Proceedings.” Since these proceedings are in progress, Prisa cannot reliably anticipate the outcome thereof, nor can it therefore assess the consequences of the possible enforcement of a judgment the ramifications of which are unknown. A judgment adverse to the interests of Prisa or its subsidiaries could adversely impact Prisa’s businesses, results of operations and financial condition. Moreover, even if claims brought against Prisa are unsuccessful or without merit, Prisa is required to defend itself against such claims. The defense of any such actions may be time-consuming and costly and may distract Prisa’s management’s attention.

Negative developments in the market for pay television could have an adverse effect on Prisa’s results of operations due to Prisa’s significant dependence on this business segment.

In 2009, Prisa revenues from the Spanish pay television market through Digital+ accounted for 39.0% of Prisa’s operating income (revenues). Prisa’s share of the total pay television market in Spain in terms of revenues is 69.9%, according to the 2009 annual report of the Spanish Telecommunications Market Commission. The growth and profitability of the Digital+ business are dependent on developments in the pay television industry as a whole, as well as on changes in the film production and distribution industry. Industry developments impact:

•	Prisa’s ability to stimulate pay television consumption, win new subscribers and increase the rate of penetration of pay television among homes with televisions; and

•	Prisa’s ability to ensure the future continuity of the supply of television programming produced by third parties.

Should the market for pay television suffer a downturn or a significant reduction in subscribers, this would adversely impact Prisa’s results of operations and financial condition.

Prisa’s business depends on a number of third-party infrastructures and technological systems for the provision of services to subscribers and any breakdown therein could interrupt those services.

Currently, Sogecable has contracts for the supply of satellite transmission services with the operators Hispasat, S.A. and Société Europeene des Satellites, S.A., or SES ASTRA. The provision by Sogecable of satellite television services through Digital+ depends on these supply contracts remaining in force. The revocation, termination or failure to renew these contracts could prevent Sogecable from providing its subscribers with satellite television services and could lead to an interruption in these services and adversely impact Prisa’s businesses, results of operations and financial condition.

Risks Related to the Business Combination

Liberty’s current directors either directly or beneficially own shares of Liberty common stock and warrants and have other interests in the business combination that are different from, or in addition to, yours. If the proposed business combination is not approved, the securities held by them will likely become worthless.

Liberty’s sponsors, Berggruen Holdings and Marlin Equities, have agreed to act together for the purpose of acquiring, holding, voting or disposing of Liberty shares of common stock and are deemed to be a “group” for reporting purposes under the Exchange Act. As of the record date, Liberty’s sponsors and their affiliates beneficially own, in the aggregate, approximately 20% of the issued and outstanding shares of Liberty common stock. Mr. Berggruen is deemed to beneficially own 9.9% of the issued and outstanding shares of common stock, and Mr. Franklin is deemed to beneficially own 9.9% of the issued and outstanding shares of common stock. All of the shares of Liberty common stock that they are deemed to beneficially own and control are owned indirectly through their respective affiliates.

In addition, Liberty’s founders beneficially own warrants to purchase 24,937,500 shares of Liberty common stock, or approximately 32.5% of the total outstanding warrants. Of these warrants, 12,937,500 were purchased by Liberty’s founders as part of the founders’ units in a private placement for an aggregate purchase price of $25,000 for such founders’ units, and 12,000,000 were purchased by Liberty’s sponsors for $12.0 million immediately prior to the consummation of Liberty’s IPO. In light of the amount of consideration paid, and, notwithstanding that, pursuant to the sponsor surrender agreement, the sponsors will be required to sell all of their warrants (approximately 24.8 million) and between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration immediately prior to the consummation of the business combination, the founders will likely significantly benefit from the consummation of the business combination, even if the business combination causes the market price of Liberty’s securities to significantly decline. Furthermore, the $12.0 million purchase price of the 12,000,000 sponsors’ warrants will be included in the working capital that is distributed to the Liberty public stockholders in the event of Liberty’s dissolution and liquidation. This may influence the founders’ motivation for promoting the business combination and/or soliciting proxies for the approval and adoption of the business combination proposal and approval of the warrant amendment proposal. Liberty’s common stock and warrants held by the founders had an aggregate market value (without taking into account any discount that may be attributed to such securities due to their restricted nature or any exercise limitations of the founders’ warrants) of approximately $313.9 million based on the closing sale prices of $10.52 and $1.67, respectively, on the NYSE Amex on October 25, 2010. These securities are subject to lock-up agreements and the founders have waived any rights to receive any liquidation proceeds that may be distributed upon Liberty’s liquidation in respect of shares they acquired prior to Liberty’s IPO. Therefore, if either the warrant amendment proposal is not approved by the Liberty warrantholders or the business combination proposal is not approved by the Liberty stockholders, and Liberty is required to commence proceedings to dissolve and liquidate, the shares and warrants held directly or beneficially by the founders will be worthless.

In addition, in considering the recommendation of Liberty’s board of directors elsewhere in this proxy statement/prospectus to vote “FOR” the business combination proposal and “FOR” the warrant amendment proposal, you should also be aware that (i) it is currently anticipated that Messrs. Berggruen and Franklin, each of whom is a current member of Liberty’s board of directors, will each be a director of Prisa following the business combination and will be compensated for such service in the same manner as the other directors of Prisa, and (ii) if the business combination proposal is not approved and Liberty has not completed an alternative business combination by December 12, 2010, the shares of common stock and warrants held by Liberty’s directors will be worthless because Liberty’s directors are not entitled to receive any of the net proceeds of Liberty’s IPO that may be distributed upon liquidation of Liberty.

In addition, if Liberty dissolves and liquidates prior to the consummation of a business combination, Messrs. Berggruen and Franklin, pursuant to certain written agreements executed in connection with Liberty’s IPO, will be personally liable for any successful claims made by various vendors of Liberty for services rendered or products sold to Liberty and by potential target businesses who entered into written agreements, such as a letter of intent or confidentiality agreement, with Liberty and who did not waive all of their rights to make claims against the proceeds in the trust account.

Liberty’s directors will not receive reimbursement for any out-of-pocket expenses incurred by them on Liberty’s behalf incident to identifying, investigating and consummating a business combination to the extent such expenses exceed the amount not required to be retained in the trust account, unless a business combination is consummated. Liberty’s directors have, as part of the business combination, negotiated the repayment of some or all of any such expenses, insofar as the business combination agreement permits up to approximately $44.6 million of funds in the trust account to be applied to deferred underwriting fees and commissions and Liberty’s transaction expenses.

These personal and financial interests of the directors may have influenced their decision as members of the board of directors to approve and adopt the business combination agreement and the warrant agreement amendment. In considering the recommendations of the board of directors to vote “FOR” the adoption of the business combination proposal and the warrant amendment proposal, you should consider these interests. Additionally, the exercise of the directors’ discretion in agreeing to changes or waivers in the terms of the business combination agreement or the warrant agreement amendment prior to the vote by the stockholders or warrantholders, as applicable, may result in a conflict of interest when determining whether such changes or waivers are appropriate and in the stockholders’ or warrantholders’, as applicable, best interest.

Because the market price of Prisa ordinary shares will fluctuate and because there is currently no trading market for the Prisa Class B convertible non-voting shares, Liberty stockholders cannot be sure of the value of the consideration they will receive when the business combination is completed, and the value may be less than what you originally paid for your shares of Liberty common stock.

If the business combination is completed, Prisa will automatically become the holder and owner of 100% of the outstanding shares of Liberty Virginia common stock and each share of Liberty Virginia common stock for which the holder did not validly exercise redemption rights or elect to receive the $10.00 per share cash alternative will be exchanged for the right to receive consideration consisting of (i) 1.5 Prisa Class A ordinary shares, (ii) 3.0 Prisa Class B convertible non-voting shares, each represented by Prisa ADSs and (iii) $0.50 in cash, as well as cash in lieu of fractional shares. The value of Prisa ADSs may vary significantly from the closing price of Prisa ordinary shares on the date the business combination was announced, on the date the parties entered into the amended and restated business combination agreement, on the date that this proxy statement/prospectus was mailed to Liberty stockholders and warrantholders and on the date of the special meetings of Liberty stockholders and warrantholders, and thereafter. Any change in the market price of Prisa ordinary shares prior to completion of the business combination will affect the market value of the consideration that Liberty stockholders entitled to receive the mixed consideration and warrantholders will receive when the business combination is completed. In addition, no trading market for the Prisa Class B convertible non-voting shares currently exists and therefore Liberty stockholders cannot be sure of the price at which the shares will trade if the business combination is completed. Also, changes in the U.S. dollar to euro exchange rate prior to completion of the business combination will affect the value in U.S. dollars of the consideration that Liberty stockholders entitled to receive the mixed consideration and warrantholders will receive when the business combination is completed. There will be no adjustment to the exchange ratios for changes in the market price of Prisa ordinary shares, Liberty common stock or the U.S. dollar/euro exchange rate. Neither Liberty nor Prisa is permitted to terminate the business combination agreement or resolicit the vote of either company’s shareholders solely because of changes in the market prices of either company’s stock.

The market value of the mixed consideration and the consideration in the warrant exchange and the U.S. dollar/euro exchange rate will also continue to fluctuate following completion of the business combination. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in Prisa’s businesses, operations and prospects, and regulatory considerations. The market for shares of companies in Prisa’s industry may be volatile. Many of these factors are beyond Prisa’s control. You should obtain current market quotations for Prisa ordinary shares (and the U.S. dollar to euro exchange rate) and for shares of Liberty common stock.

Therefore, the value of the Prisa ADSs you receive in the business combination, either upon or after the completion of the business combination, may be lower than what you originally paid for your corresponding shares of Liberty common stock prior to the business combination.

Because Prisa is a holding company and its assets are held primarily by its subsidiaries, Prisa may not be able to pay dividends on its Class B convertible non-voting shares, even if it has sufficient distributable profits on a consolidated basis to make such payments.

The Prisa Class B convertible non-voting shares to be issued in connection with the business combination will be entitled to receive a minimum annual dividend of €0.175, but only to the extent that Prisa has sufficient “distributable profits” for the applicable year, as that term is defined by the Spanish Companies Law, or sufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares. If Prisa has no distributable profits in a given year or insufficient premium reserve created by the issuance of the Prisa Class B convertible non-voting shares, then no dividend will be payable for such year, and if Prisa has distributable profits in a given year or premium reserve created by the issuance of the Prisa Class B convertible non-voting shares which are insufficient to pay the annual dividend in full, then a partial dividend will be paid for such year, up to the amount of such distributable profits and premium reserve created by the issuance of the Prisa Class B convertible non-voting shares (so long as there is no legal restriction against such payment). Any unpaid dividends will accumulate from year to year.

Under the Spanish Companies Law, the determination of whether Prisa has distributable profits does not take into account the assets or profits of any of Prisa’s subsidiaries. Prisa is a holding company with no significant operating assets other than through its ownership of shares of, or other interests in, its subsidiaries. Prisa receives substantially all of its operating income from its subsidiaries. Prisa’s subsidiaries are separate and distinct legal entities and they will have no obligation, contingent or otherwise, to pay dividends or distribute any amounts to Prisa, or to otherwise make any funds available to Prisa, to allow Prisa to pay dividends on the Prisa Class B convertible non-voting shares. In addition, the ability of Prisa’s subsidiaries to pay dividends or make distributions to Prisa may be subject to, among other things, applicable laws and/or restrictions contained in agreements or debt instruments to which such subsidiaries are bound. In addition, third parties own substantial interests in certain of Prisa’s subsidiaries and, accordingly, Prisa must share with minority shareholders any dividends paid by these subsidiaries. Prisa had, on a non-consolidated basis, a loss in 2009 and a distributable profit of approximately €37.2 million in 2008.

Although Prisa has agreed to propose to its shareholders a resolution requiring Prisa to exercise its voting rights to cause its subsidiaries to deliver distributable profits to Prisa, there can be no assurance that the subsidiaries will be able to distribute such profits to Prisa, or that the amount of the distributable profits will be enough to allow Prisa to pay the minimum annual dividend on the Prisa Class B convertible non-voting shares. As a result, Prisa may not be able to pay all or a portion of the dividend payable on the Prisa Class B convertible non-voting shares, even if Prisa and its subsidiaries, on a consolidated basis, have profits in an amount greater than that needed to pay the minimum annual dividend.

The amount of the premium reserve created by the issuance of the Prisa Class B convertible non-voting shares will be fixed prior to closing of the business combination as the difference between the issuance price of the Prisa Class B convertible non-voting shares and the nominal amount of such shares (€0.10). The premium reserve created by the issuance of the Prisa Class B convertible non-voting shares may be reduced as a result of losses in Prisa.

In addition any remaining accumulated dividends at the time of conversion (whether voluntary or automatic at the 42-month anniversary of issuance) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion or the previous year (if the minimum dividend for such year has not been declared) that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of, conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid. Assuming the maximum number of Prisa Class B convertible non-voting shares are issued in the business combination (approximately 403 million shares), an aggregate annual minimum dividend of €70.5 million would have been payable on the Prisa Class B convertible non-voting shares for each of 2007, 2008 and 2009. For 2008, Prisa would have been obligated to pay €37.2 million of this amount from available distributable profits and the remaining €33.3 million out of a charge against the premium reserve that would have been created at the time of issuance; for 2009, since Prisa did not have distributable profits for the year, Prisa would have been obligated to pay the entire €70.5 million out of a charge against the premium reserve.

If you fail to vote or abstain from voting on the business combination proposal, you may not exercise your redemption rights to cause the redemption of your shares of Liberty common stock for a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held, including any interest earned thereon through the date that is two days prior to the date of the special meeting of Liberty stockholders.

Stockholders holding shares of Liberty common stock issued in Liberty’s IPO who vote against the business combination proposed may elect to have their shares redeemed for cash equal to a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held, including any interest earned thereon through the date that is two days prior to the date of the special meeting of Liberty stockholders. Any stockholder who seeks to exercise this redemption right must, with respect to all its shares, (i) vote against the business combination proposal, (ii) give (and not subsequently withdraw) written notice to Liberty of its election to require Liberty to redeem its shares for cash by marking the appropriate box on its proxy card or delivering the required notice to Liberty at its executive offices and (iii) tender its shares of Liberty common stock in the manner provided in this proxy statement /prospectus, no later than immediately prior to the vote on the business combination proposal at the special meeting of Liberty stockholders (or any adjournment or postponement of the meeting). Any stockholder who fails to vote or who abstains from voting on the business combination proposal (including by failing to give instructions to a broker who holds the stockholder’s shares in “street name”) may not exercise his or her redemption rights and will not receive a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held, including any interest earned thereon through the date that is two days prior to the date of the special meeting of Liberty stockholders. However, these Liberty stockholders may still elect to receive the $10.00 per share cash alternative in the business combination by following the instructions in this proxy statement/prospectus.

Liberty expects to incur significant costs associated with the business combination, whether or not the business combination is completed, and if Liberty incurs costs in excess of a specified amount, Prisa will not be obligated to consummate the business combination.

Whether or not the business combination is completed, Liberty expects to incur significant costs associated with the business combination, including due diligence, legal, accounting and other expenses associated with structuring, negotiating and documenting the business combination. If the parties do not consummate the business combination, and if time permits Liberty to seek an alternative business combination, then the costs Liberty will have incurred with respect to its proposed business combination with Prisa will reduce the amount of cash otherwise available to complete an alternative business combination. Liberty estimates that it will incur significant transaction costs associated with the business combination, which as of June 30, 2010 were approximately $7.3 million in the aggregate, consisting of legal costs of approximately $6.7 million and investment banking expenses of approximately $0.6 million. In addition, if the combination of deferred underwriting fees and commissions and Liberty’s transactions expenses exceeds approximately $44.6 million, then Liberty will have failed to comply with a closing condition contained in the business combination agreement, and Prisa will not be obligated to close the business combination.

There are significant limitations on Liberty’s right to make damage claims against Prisa for the breach of any representations and warranties or covenants made by Prisa in the business combination agreement.

Liberty does not have a right under the terms of the business combination agreement to make indemnification claims after the closing of the business combination against Prisa under any circumstances including for a breach by Prisa of the representations and warranties made to Liberty or for a violation by Prisa of certain covenants and agreements in the business combination agreement and related documents, and in any event, Liberty Virginia (Liberty’s successor) will be a wholly owned-subsidiary of Prisa after the closing.

Supermajority and other voting provisions in Prisa’s bylaws, along with the existence of a controlling shareholder group, may have the effect of discouraging potentially interested parties from seeking to acquire Prisa or otherwise influence the outcome of significant matters affecting Prisa’s shareholders.

Following the completion of the business combination, Prisa’s bylaws will require a 75% supermajority shareholder vote to approve bylaw amendments, increases or reductions in Prisa’s share capital, mergers and similar extraordinary transactions and, in some cases, the election of directors not nominated by Prisa’s board of directors. Prisa’s controlling shareholder group, which currently controls over 70% of the total outstanding share capital of Prisa, is expected to control over 30% of Prisa’s total voting power immediately upon completion of the business combination. As a result, these bylaw provisions may have the effect of rendering more difficult or discouraging an acquisition of Prisa not supported by the controlling shareholder group or otherwise precluding corporate actions that the controlling shareholder group opposes, even if supported by a majority of Prisa’s voting shares.

The failure of Prisa’s controlling shareholder group to continue to hold, directly or indirectly, at least 30% of Prisa’s share capital may trigger change of control provisions contained in a material shareholders agreement among shareholders of DTS which Prisa expects its subsidiary Sogecable to enter into.

If holders of a sufficient number of Prisa Class B convertible non-voting shares convert their shares into Prisa Class A ordinary shares any time after the completion of the proposed business combination and the existing controlling shareholder group of Prisa does not exercise a sufficient number of its warrants to maintain ownership of, directly or indirectly, at least 30% of Prisa’s Class A ordinary shares, then the change of control provision contained in a material agreement may be triggered pursuant to the definition of “change of control” as defined in such agreement.

The terms of the shareholders agreement among the shareholders of DTS expected to be entered into by and among Prisa’s subsidiary Sogecable, Telefónica and Telecinco upon consummation of the sale of a portion of DTS (into which Canal Satélite was merged in March 2010 in order to combine Prisa’s two pay television companies) to each of Telefónica and Telecinco provide that, within 15 days of learning of a change of control of Prisa, each of Telefónica and/or Telecinco may require Sogecable to sell all of its shares in DTS to Telefónica and/or Telecinco, pro rata, at a purchase price to be determined by internationally recognized investment banks chosen by each party. In the event of a change of control, Prisa, through Sogecable, could lose its stake in its pay television business.

A change of control of Prisa is defined in the shareholders agreement as (i) the Prisa controlling shareholder group ceasing to own at least 30% of Prisa’s share capital or (ii) the existence of an individual Prisa shareholder or a group of Prisa shareholders (acting jointly through one or more voting agreements) holding an ownership interest in Prisa greater than the ownership interest held by the Prisa controlling shareholder group.

The loss of Prisa’s stake in its pay television business would adversely impact Prisa’s results of operations and financial condition.

As a “foreign private issuer” under the rules and regulations of the SEC, Prisa is exempt from a number of rules under the Exchange Act and may be permitted to file less or different information with the SEC than a company incorporated in the United States or otherwise subject to these rules.

Prisa is considered a “foreign private issuer” under the Exchange Act and is therefore exempt from certain rules under the Exchange Act, including the proxy rules, which impose certain disclosure and procedural requirements for proxy solicitations for U.S. and other issuers. Moreover, Prisa is not required to file periodic reports and financial statements with the SEC as frequently or within the same time frames as U.S. companies with securities registered under the Exchange Act; Prisa is not required to file financial statements prepared in accordance with or reconciled to U.S. GAAP so long as its financial statements are prepared in accordance with IFRS as issued by the IASB, which do not differ from IFRS as adopted by the European Union; and it is not required to comply with Regulation FD, which imposes restrictions on the selective disclosure of material information to shareholders. In addition, Prisa’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Prisa Class A ordinary shares. Accordingly, after the business combination, if you continue to hold Prisa ADSs, you may receive less or different information about Prisa than you currently receive about Liberty.

Prisa could lose its status as a “foreign private issuer” under current SEC rules and regulations if more than 50% of Prisa’s outstanding voting securities become directly or indirectly held of record by U.S. holders and one of the following is true: (i) the majority of Prisa’s directors or executive officers are U.S. citizens or residents; (ii) more than 50% of Prisa’s assets are located in the United States; or (iii) Prisa’s business is administered principally in the United States. If Prisa loses its status as a foreign private issuer in the future, it will no longer be exempt from the rules described above and, among other things, will be required to file periodic reports and annual and quarterly financial statements as if it were a company incorporated in the United States. If this were to happen, Prisa would likely incur substantial costs in fulfilling these additional regulatory requirements and members of Prisa’s management would likely have to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled.

Prisa has not previously operated as a foreign private issuer in the United States and fulfilling its obligations as a foreign private issuer after the business combination may be expensive and time consuming.

Prisa has not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies, such as Section 404 of the Sarbanes-Oxley Act of 2002. Although Prisa currently maintains separate legal and compliance and internal audit functions, and although Prisa is a public company in Spain with its shares listed on the Spanish Continuous Market Exchange and thus has to comply with the securities laws and regulations that apply to Prisa in Spain (including rules with respect to corporate governance practices, reporting requirements and accounting rules), Prisa has not previously been required to establish and maintain disclosure controls and procedures and internal controls over financial reporting as will be required with respect to a public company with substantial operations and shares registered in the United States.

Under the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the SEC, as well as the rules of the New York Stock Exchange, where Prisa intends to apply for listing of the Prisa ADSs, Prisa may be required to implement additional corporate governance practices and adhere to a variety of reporting requirements and accounting rules. However, as a “foreign private issuer,” Prisa may be exempt from some corporate governance practices, reporting requirements and accounting rules under the rules of the New York Stock Exchange and under the Sarbanes-Oxley Act of 2002. For example, Prisa is permitted to follow its home country corporate governance practices in lieu of the New York Stock Exchange rules with some exceptions so long as it discloses the ways in which its corporate governance practices differ from those followed by U.S. issuers under New York Stock Exchange listing standards. As an additional example, the Sarbanes-Oxley Act of 2002 gives foreign private issuers certain exemptions from the requirement that each member of the foreign private issuer’s audit committee be “independent.”

Compliance with obligations from which foreign private issuers are not exempt may require members of Prisa’s management and its finance and accounting staff to divert time and resources from other responsibilities to ensuring these additional regulatory requirements are fulfilled and may increase Prisa’s legal, insurance and financial compliance costs.

Prisa must become compliant with Section 404 of the Sarbanes-Oxley Act of 2002 to the extent it is not already compliant in a relatively short time frame.

After completion of the business combination, Section 404 of the Sarbanes-Oxley Act of 2002 will require Prisa to document and test the effectiveness of its internal controls over financial reporting in accordance with an established control framework and to report on its management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2011. Prisa will also be required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year ending December 31, 2011 and subsequent years. In addition, the independent registered public accounting firm will be required to report on the effectiveness of the internal controls. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and Prisa’s share price.

Prisa may incur significant costs to comply with any of these requirements with which it is not currently compliant. Additionally, Prisa may in the future discover areas of internal controls over financial reporting that need improvement, particularly with respect to any businesses acquired in the future. Neither Liberty not Prisa can assure you that remedial measures will result in adequate internal controls over financial reporting in the future. Any failure to implement any required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect its results of operations or could cause Prisa to fail to meet its reporting obligations in the United States. If Prisa is unable to conclude that it has effective internal controls over financial reporting, or if its auditors are unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404, investors may lose confidence in the reliability of Prisa’s financial statements, which could result in a decrease in the value of its securities. In addition, failure to comply with Section 404 by the required deadline could potentially subject Prisa to sanctions or investigation by the SEC or other regulatory authorities.

There is no guarantee that, once listed, the ADSs will continue to qualify for listing on the exchange for any period of time, and the failure to have the ADSs listed for either reason may negatively affect the value of Prisa ADSs.

Prisa intends to seek to have its ADSs approved for listing on the New York Stock Exchange prior to consummation of the business combination so that as soon as practicable following the closing of the business combination, the ADSs can begin trading, and it is a mutual condition to closing of the business combination that the ADSs be admitted to trading only subject to official notice of the issuance of the ADSs. There are no guarantees that, once listed, the Prisa ADSs will continue to qualify for listing on the exchange, and the Prisa ADSs may become subject to trading and other restrictions imposed by the exchange for failure to meet certain listing standards or the ADSs may be delisted by the exchange. If the Prisa ADSs are ever in the future delisted, the holders could face significant consequences, including:

•	a limited availability for market quotations for Prisa’s securities;

•	reduced liquidity with respect to Prisa’s securities;

•	a determination that Prisa’s ADSs are a “penny stock” which will require brokers trading in Prisa ADSs to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for Prisa ADSs;

•	limited amount of news and analyst coverage for Prisa in the United States; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Shareholders may decide to sell Liberty common stock and Prisa shares, which could cause a decline in their market prices.

Some holders of Liberty common stock may be disinclined to own shares of a company that is not a U.S. company or has its primary listing outside the United States. This or other factors could result in the sale of shares of Liberty common stock prior to the parties consummating the business combination (in addition to exercises by Liberty stockholders of their redemption rights) or the sale of Prisa ADSs after completion of the business combination. In addition, the market price of Liberty common stock and Prisa ordinary shares and Prisa ADSs may be adversely affected by arbitrage activities occurring prior to completion of the business combination. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, shares of Liberty common stock before the business combination is completed, Prisa shares before and after completion of the business combination and Prisa ADSs after the completion of the business combination.

Prisa may fail to realize all of the anticipated benefits of the business combination.

The success of the business combination will depend, in part, on Prisa’s ability to realize the anticipated benefits from the availability of the cash currently in Liberty’s trust account to Prisa following the completion of the business combination. To realize these anticipated benefits, Prisa must successfully manage and apply Liberty’s cash, including for the purposes of completing the debt restructuring and the anticipated asset sales as more fully described in “Recent Developments—Recent Developments of Prisa.”

Public stockholders at the time of the business combination who purchased their Liberty units in the IPO and do not exercise their redemption rights may pursue rescission rights and related claims.

Liberty’s public stockholders may allege that some aspects of the business combination are inconsistent with the disclosure contained in the prospectus issued by Liberty in connection with the offer and sale in its IPO of units consisting of common stock and warrants. These may include: (i) the structure of the proposed business combination with Prisa (including that Liberty itself is not acquiring anything, but rather its stockholders are exchanging their shares of Liberty common stock for a majority of the outstanding equity interests in the target business, and that Liberty’s current stockholders may hold less than a majority of the outstanding voting securities of Prisa immediately following the consummation of the business combination), (ii) the waiver of Liberty’s sponsors’ co-investment obligations in connection with the business combination, (iii) that the proposed business combination requires the approval of both the holders of Liberty common stock and the Liberty warrantholders since approval of the warrant agreement amendment is a condition to the consummation of the business combination when no mention was made in Liberty’s IPO prospectus that a business combination may require the approval of persons other than stockholders, including warrantholders, and (iv) the availability of the cash alternative in the business combination (including that the availability of the cash alternative may have the effect of significantly reducing or eliminating the possibility that stockholders who do not wish to receive shares in the business combination will vote against the transaction, reducing the likelihood that Liberty will be required to dissolve). Consequently, a Liberty stockholder who purchased shares in the IPO (excluding the Liberty founders) and still holds them at the time of the business combination and who does not seek to exercise redemption rights might seek rescission of the purchase of the units such holder acquired in the IPO. A successful claimant for damages under federal or state law could be awarded an amount to compensate for the decrease in value of such holder’s shares caused by the alleged violation (including, possibly, punitive damages), together with interest, while retaining the shares. If stockholders bring successful rescission claims or Liberty (or Prisa following the consummation of the business combination) is otherwise required to pay damages, Liberty’s (or Prisa’s) results of operations could be adversely affected and, in any event, Liberty and/or Prisa may be required in connection with the defense of any such claims to incur expenses and divert employee attention from other business matters.

Risks Related to Taxation

You may have to pay taxes on constructive distributions without receiving a corresponding distribution of cash or property.

If the conversion ratio of the Prisa Class B convertible non-voting shares into Prisa Class A common shares is increased, as provided in the terms of the Prisa Class B convertible non-voting shares, holders of Prisa ADS-NVs may be treated as having received a constructive distribution if such increase in the conversion ratio has the effect of increasing the proportionate interest of such holders in Prisa’s earnings and profits or assets. In such a case, holders may be required to include an amount in income for U.S. federal income tax purposes, notwithstanding that they do not receive such distributions. See “Material U.S. Federal Income Tax Consequences” below.

Risks Related to a Failure to Consummate the Business Combination and to Liberty’s Dissolution and Liquidation

Liberty will have insufficient time to complete an alternate business combination if the business combination proposal is not approved by Liberty’s stockholders or the business combination is otherwise not completed.

Pursuant to Liberty’s restated certificate of incorporation, in the event either a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. These requirements may not be eliminated or amended without the vote of Liberty’s board and the vote of at least 80% of the voting power of Liberty’s outstanding voting stock. Therefore, if the warrant amendment proposal is not approved by Liberty’s warrantholders or the reincorporation proposal or the business combination proposal is not approved by Liberty’s stockholders, Liberty will not complete the business combination and will not be able to complete an alternative business combination by December 12, 2010, and Liberty will be required to commence a process to dissolve and distribute its assets. In addition, Liberty will be required to redeem all of the shares of Liberty preferred stock for an amount equal to the purchase price thereof plus interest on the funds held in the preferred shares escrow account.

If Liberty is unable to consummate a business combination within the prescribed time frame and is forced to dissolve and distribute its assets, you will receive less than $10.00 per share on distribution of the trust account funds and your warrants will expire and become worthless.

If Liberty is unable to complete a business combination and must dissolve and liquidate its assets, the per-share liquidation price will be less than $10.00 because of the expenses of Liberty’s IPO, its general and administrative expenses and the general costs of seeking a business combination, and the costs incurred in the potential business combination with Prisa. If Liberty is unable to complete a business combination and expends all of the net proceeds of Liberty’s IPO, other than the proceeds deposited in the trust account, taking into account interest earned on the trust account through June 30, 2010 (net of income taxes payable on such interest and net of $10.35 million in interest income on the trust account balance previously released to Liberty to fund working capital requirements), the per-share liquidation price as of that date would be approximately $9.87, or $0.13 less than the per-unit offering price in Liberty’s IPO of $10.00. Liberty cannot assure you that the actual per-share liquidation price will be at least $9.87.

Liberty outstanding warrants are not entitled to participate in a distribution of Liberty’s assets upon liquidation and the warrants will therefore expire and become worthless if Liberty is unable to consummate a business combination within the required time frame.

You may be held liable for claims by third parties against Liberty to the extent of liquidating distributions received by you.

Pursuant to Liberty’s restated certificate of incorporation, in the event either a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution conducted in accordance with the DGCL. Liberty does not intend to comply with the procedures set forth in Section 280 of the DGCL, which prescribes various procedures by which stockholder liability may be limited. Because it will not be complying with Section 280, it is seeking stockholder approval of the liquidation proposal to comply with Section 281(b) of the DGCL, requiring it to adopt a plan of dissolution that will reasonably provide for its payment of (1) all existing claims, including those that are contingent and are known to Liberty, (2) all pending proceedings to which it is a party and (3) all claims that may be potentially brought against Liberty within the subsequent ten years based on facts known to Liberty.

However, because Liberty is a blank check company rather than an operating company, and its operations have been limited to searching for prospective target businesses to acquire, the likely claims to arise would be from the vendors that Liberty has engaged (such as accountants, lawyers, investment bankers, etc.) and potential target businesses. Liberty has sought to have all vendors that it engages and prospective target businesses execute agreements with Liberty waiving any right, title, interest or claim of any kind in or to any monies held in the trust account established, but not all vendors have done so. If Liberty’s plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution would be limited to the lesser of such stockholder’s pro rata portion of the claim or the amount distributed to the stockholder. If Liberty’s plan of distribution is in compliance with Section 281(b) of the DGCL, this does not bar stockholder liability for claims not brought in a proceeding before the third anniversary of the dissolution (or such longer period directed by the Delaware Court of Chancery). Accordingly, you cannot be assured that third parties will not seek to recover from Liberty’s public stockholders amounts owed to them by Liberty.

If third parties bring claims against Liberty, the proceeds held in trust may be reduced and the per-share liquidation price received by you will be less than $9.87 per share.

The funds in the Liberty trust account may not be protected from third-party claims against Liberty. Although Liberty has sought to have all vendors, prospective target businesses and other entities that it engages execute agreements waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, not all vendors, prospective target businesses or other entities that it has engaged have executed such agreements, and there is no guarantee that all vendors, prospective target businesses or other entities that Liberty engages in the future (if the business combination is not completed) will execute such agreements, or if executed, that this will prevent these contracted parties from making claims against the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held. Nor is there any guarantee that these entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Liberty and will not seek recourse against the trust account for any reason. Liberty’s independent registered public accounting firm has not agreed to waive claims against the trust. Accordingly, the proceeds held in trust may be subject to claims which would take priority over the claims of Liberty’s public stockholders and, as a result, the per-share liquidation price could be less than $9.87 due to claims of these creditors. As of June 30, 2010, Liberty had an income tax receivable of approximately $328,000 and the total billed and unbilled fees owed to Liberty’s independent registered public accounting firm were approximately $1,000. As of the date hereof, Liberty is not aware of any third party claims against the trust account. If Liberty is unable to complete a business combination and is forced to dissolve, each of Messrs. Berggruen and Franklin will, by agreement, be personally liable to ensure that the proceeds in the trust account are not reduced by the claims of prospective target businesses, vendors or other entities that are owed money by Liberty for services rendered or products sold to it. Messrs. Berggruen and Franklin have provided Liberty with documentation showing sufficient liquid assets with which they could meet their respective obligations.

Additionally, if Liberty is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Liberty which is not dismissed, the funds held in the trust account will be subject to applicable bankruptcy law, and may be included in the bankruptcy estate and subject to claims of third parties with priority over the claims of Liberty’s public stockholders. To the extent bankruptcy claims deplete the trust account, Liberty cannot assure you that it will be able to return to public stockholders the liquidation amounts otherwise due them.

If Liberty does not complete a business combination and dissolves, payments from the trust account to you may be delayed.

Liberty currently believes that any dissolution and plan of distribution subsequent to the expiration of the December 12, 2010 deadline would proceed in approximately the following manner:

•	as contemplated by Liberty’s IPO prospectus, since Liberty is seeking approval from its stockholders to consummate the business combination within 90 days of December 12, 2010, this proxy statement/prospectus also seeks stockholder approval for Liberty’s dissolution and its board’s recommended plan of distribution;

•	Liberty’s board of directors has, consistent with its obligations described in Liberty’s restated certificate of incorporation, adopted a resolution for Liberty to dissolve and adopted a plan of distribution which it has determined to recommend to its stockholders; and

•	you are also being asked to consider the liquidation proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus;

In the event stockholder approval for a dissolution and plan of distribution is not obtained by Liberty, it will nonetheless continue to pursue stockholder approval for its dissolution and a plan of distribution. Pursuant to the terms of its restated certificate of incorporation, Liberty’s powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities related to dissolving and winding up its affairs, including liquidation. Pursuant to the trust agreement governing such funds, the funds held in Liberty’s trust account may not be distributed except upon Liberty’s dissolution and, unless and until the approval of Liberty’s dissolution is obtained from its stockholders, the funds held in the trust account will not be released (other than in connection with the funding of working capital, a redemption or a business combination as described elsewhere in this proxy statement/prospectus). Consequently, holders of a majority of Liberty’s outstanding common stock must approve its dissolution in order to receive the funds held in its trust account and the funds will not be available for any other corporate purpose.

These procedures, or a vote to reject any dissolution and plan of distribution by its stockholders, may result in substantial delays in the liquidation of the trust account to Liberty’s public stockholders as part of Liberty’s dissolution.

Liberty may not meet the anticipated timing for the dissolution and liquidation.

If the liquidation proposal is approved by Liberty’s stockholders and not abandoned as described in this proxy statement/prospectus, Liberty intends to wind up its business promptly thereafter. If the liquidation proposal is approved by Liberty’s stockholders and not abandoned as described in this proxy statement/prospectus, Liberty expects that it will authorize and direct the liquidation distribution of the trust account proceeds to its common stockholders as soon as practicable following the filing of its certificate of dissolution with the State of Delaware after the special meeting of its stockholders. However, there are a number of factors that could delay its anticipated timetable, including the following:

•	delays in the payment, or arrangement for payment or compromise, of remaining Liberty liabilities or obligations;

•	lawsuits or other claims asserted against Liberty; and

•	unanticipated legal, regulatory or administrative requirements.

There may be difficulty enforcing the indemnification obligations of Mr. Berggruen and Mr. Franklin.

As stated above, Mr. Berggruen and Mr. Franklin have agreed that they will indemnify Liberty as a result of the claims of vendors or other entities that are owed money by it for services rendered or products sold to it in excess of the net proceeds of Liberty’s initial public offering not held in the trust account, to the extent necessary, to ensure that such claims do not reduce the amount in the trust account. Liberty currently believes that Mr. Berggruen and Mr. Franklin are capable of funding a shortfall in Liberty’s trust account to satisfy their foreseeable indemnification obligations. To the extent the indemnification obligations are substantially higher than Mr. Berggruen and Mr. Franklin currently foresee or expect and/or their financial resources deteriorate in the future, these factors could act as limitations on this indemnification. Liberty cannot assure you that Mr. Berggruen and Mr. Franklin will be able to satisfy those obligations.

Recordation of transfers of Liberty common stock on Liberty’s stock transfer books will be restricted as of filing the certificate of dissolution, and thereafter it generally will not be possible for stockholders to change record ownership of Liberty’s stock.

After dissolution, Delaware law and Liberty’s plan of distribution will prohibit transfers of record of Liberty common stock except by will, intestate succession or operation of law. Liberty believes, however, that after dissolution any trades of shares of Liberty common stock held in “street name” will be tracked and marked with a due bill by the Depository Trust Company.

Liberty’s board may abandon the liquidation proposal or delay implementation of the plan of distribution, even if the liquidation proposal is approved by Liberty’s stockholders.

Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

Even if the liquidation proposal is approved by Liberty’s stockholders, Liberty’s board has reserved the right, in its discretion, to delay implementation of the plan of distribution if it determines that doing so is in the best interests of Liberty and its stockholders. The board is, however, unaware of any circumstances under which it would do so.

THE SPECIAL MEETING OF LIBERTY WARRANTHOLDERS AND
SPECIAL MEETING OF LIBERTY STOCKHOLDERS

The Liberty Special Meetings

Liberty is furnishing this proxy statement/prospectus to you as part of the solicitation of proxies by its board of directors for use at (i) the special meeting of warrantholders in connection with the warrant amendment proposal and (ii) the special meeting of stockholders in connection with the reincorporation proposal, the business combination proposal and the stockholder adjournment proposal.

Date, Time and Place of Special Meetings

The special meeting of warrantholders will be held at 10:00 a.m., Eastern time, on November 24, 2010, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York, 10166, for the purpose of considering and acting upon the warrant amendment proposal.

The special meeting of stockholders will be held at 10:30 a.m., Eastern time, on November 24, 2010, at the offices of Greenberg Traurig, LLP, 200 Park Avenue, New York, New York, 10166, for the purpose of considering and acting upon the reincorporation proposal, the business combination proposal, the liquidation proposal and the stockholder adjournment proposal.

Purpose of the Special Meeting of Warrantholders

At the Liberty special meeting of warrantholders, Liberty will ask its warrantholders to approve and consent to a proposal to amend the warrant agreement which governs the terms of all of Liberty’s then outstanding warrants (consisting, as of the record date, of 51,750,000 publicly held warrants, 12,937,500 founders’ warrants and 12,000,000 sponsors’ warrants). Under such amendments, in connection with Liberty’s consummation of the transactions contemplated by the business combination agreement, each of Liberty’s then outstanding warrants would be exchanged for (i) cash in the amount of $0.90 to be paid by or at the direction of Liberty Virginia and (ii) 0.45 newly created Prisa Class A ordinary shares, and cash in lieu of any fractional shares. The Prisa Class A ordinary shares will be represented by Prisa ADS-As.

The mix of cash and Prisa shares deliverable for each Liberty warrant had a value of approximately $2.26 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and the dollar to euro exchange rate on that date of 1.323) and approximately $1.99 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and a dollar to euro exchange rate on such date of 1.396). The actual value in U.S. dollars of the consideration to be received per warrant will depend on the exchange rate and the market price of Prisa ordinary shares on the closing date of the proposed business combination. The aggregate cash consideration deliverable to Liberty’s warrantholders (after giving effect to the sale by the sponsors of all of their warrants to Liberty for nominal consideration pursuant to the sponsor surrender agreement) is approximately $46.7 million, of which $149,040 is attributable to the remaining founders’ warrants.

The approval of the warrant amendment proposal is a condition to consummate the transactions contemplated by the business combination agreement. However, if the parties do not complete the business combination, they will not enter into the warrant agreement amendment, even if warrantholders have previously approved the amendment.

Purpose of the Special Meeting of Stockholders

At the Liberty special meeting of stockholders, Liberty will ask the Liberty stockholders to vote in favor of the following proposals:

•	The Reincorporation Proposal—a proposal to change Liberty’s state of incorporation from Delaware to Virginia by means of the merger of Liberty into Liberty Virginia, a Virginia corporation and wholly owned subsidiary of Liberty, whose articles of incorporation and bylaws will become the articles of incorporation and bylaws of the surviving corporation upon completion of the reincorporation merger

(included in this proxy statement/prospectus as Annexes E and G, respectively), pursuant to the agreement and plan of merger included in this proxy statement/prospectus as Annex H.

•	The Business Combination Proposal—a proposal to approve a business combination by the approval and adoption of the business combination agreement pursuant to which each outstanding share of Liberty common stock will be exchanged for either, at the option of the stockholder, $10.00 in cash or the following mixed consideration: (i) 1.5 newly created Prisa Class A ordinary shares, (ii) 3.0 newly created Prisa Class B convertible non-voting shares and (iii) $0.50 in cash, as well as cash in lieu of any fractional shares. A holder may make a cash election or a mixed consideration election with respect to any or all of its shares. The Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be represented by Prisa ADSs, with each Prisa ADS-A representing 4 Prisa Class A ordinary shares and each Prisa ADS-NV representing 4 Prisa Class B convertible non-voting shares. Prisa will not be required to complete the business combination if holders of Liberty common stock elect to receive the $10 per share cash alternative or exercise the redemption rights provided for in Liberty’s restated certificate of incorporation for a total of more than 80 million shares of Liberty common stock. The vote to approve the business combination proposal will include approval and adoption of (i) the business combination agreement, (ii) the agreement and plan of merger included in this proxy statement/prospectus as Annex H, providing for the reincorporation merger and (iii) the plan of share exchange included as Annex I to this proxy statement/prospectus, providing for the share exchange pursuant to which Liberty Virginia, the surviving corporation in the reincorporation merger, will become a wholly owned subsidiary of Prisa and the shareholders of Liberty Virginia will receive Prisa Class A ordinary shares, convertible Class B non-voting shares and/or cash in exchange for their shares in Liberty Virginia. Unless the reincorporation proposal is approved at the special meeting of stockholders, the business combination proposal will not be presented to stockholders of Liberty.

•	The Liquidation Proposal—a proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus, which proposal may be abandoned by Liberty’s board of directors, notwithstanding approval of such proposal by Liberty’s stockholders, as described in this proxy statement/prospectus.

•	The Stockholder Adjournment Proposal—a proposal to authorize the adjournment or postponement of the special meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event there are insufficient votes at the time of the special meeting of stockholders to adopt the reincorporation proposals, the business combination proposal and/or the liquidation proposal.

The 1.5 Prisa Class A ordinary shares and cash deliverable as part of the mixed consideration for each share of Liberty common stock had a value of approximately $5.04 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and a dollar to euro exchange rate on that date of 1.323) and approximately $4.14 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and the dollar to euro exchange rate on such date of 1.396). The mixed consideration also includes 3.0 Prisa Class B convertible non-voting shares for each share of Liberty common stock; however, there is currently no public trading market for Prisa Class B convertible non-voting shares. The actual value in U.S. dollars of the mixed consideration to be received per share of Liberty common stock for holders receiving the mixed consideration will depend on the exchange rate, and the market price of Prisa ordinary shares and value of the Prisa Class B convertible non-voting shares on the closing date of the proposed business combination.

If either (or both) the reincorporation proposal or the business combination proposal is not approved or Liberty does not otherwise consummate the business combination, stockholder approval of Liberty’s dissolution and plan of distribution is required by Liberty’s restated certificate of incorporation. The affirmative vote of at least a majority of the shares of Liberty common stock outstanding on the record date for the special meeting of stockholders is required to approve the liquidation proposal. Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the

Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

Recommendation of Liberty Board of Directors

Liberty’s board of directors has unanimously determined that:

•	the warrant agreement amendment is in the best interests of Liberty and its warrantholders and unanimously approved the warrant agreement amendment and unanimously recommends that Liberty warrantholders vote or instruct that their vote be cast “FOR” the warrant amendment proposal;

•	each of the reincorporation merger and the business combination agreement is advisable and is fair to and in the best interests of Liberty and its stockholders and unanimously recommends that Liberty stockholders vote or instruct that their vote be cast “FOR” the reincorporation proposal, “FOR” the business combination proposal and “FOR” the stockholder adjournment proposal;

•	the business combination is a permitted “Business Combination” under Liberty’s restated certificate of incorporation; and

•	the liquidation proposal is in the best interests of Liberty and its stockholders and unanimously recommends that stockholders vote or instruct that their vote be cast “FOR” the approval of the liquidation proposal.

In considering the recommendation of Liberty’s board of directors to vote “FOR” the warrant amendment proposal, “FOR” the reincorporation proposal and “FOR” the business combination proposal, you should be aware that Liberty’s directors and executive officer have interests in the business combination that are different from, or in addition to, your interests as a stockholder and/or warrantholder, as more fully described above. See “Proposals to Be Considered by the Liberty Stockholders—The Business Combination Proposal—Interests of Liberty’s Directors and Executive Officer in the Business Combination.”

Record Date and Voting

The record date for each of the special meetings is October 25, 2010. Record holders of Liberty common stock at the close of business on the record date are entitled to notice of and to vote at the special meeting of stockholders. Record holders of Liberty warrants at the close of business on the record date are entitled to notice of and to vote/consent at the special meeting of warrantholders. On the record date, there were 129,375,000 shares of Liberty common stock and 76,687,500 warrants outstanding. Each share of Liberty common stock is entitled to one vote at the special meeting of stockholders. Each Liberty warrant is entitled to one vote at the special meeting of warrantholders. The holders of Liberty common stock acquired in Liberty’s IPO or afterwards (other than the founders as described below) are free to vote their shares in their discretion.

Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) and shares will not participate in the warrant exchange or share exchange. However, those warrants and shares will be outstanding on the record date for the special meetings of Liberty warrantholders and stockholders, and the sponsors will be entitled to vote those shares and warrants on the reincorporation proposal, the business combination proposal, the liquidation proposal, the stockholder adjournment proposal and the warrant amendment proposal.

Under a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, with respect to all of their warrants, to consent to the warrant amendment proposal.

Liberty’s founders have agreed with Liberty and the underwriters for Liberty’s IPO to vote all of their Liberty common stock acquired prior to the IPO (including the shares to be sold by Liberty’s sponsors to Liberty immediately prior to the closing of the business combination) in accordance with the vote of the majority of the shares of common stock issued in the IPO voted at the stockholders meeting on the business combination proposal. In addition, the founders have agreed with the same parties to vote any Liberty common stock acquired by them in the open market after the IPO in favor of the business combination proposal. All of the founders have also agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal.

Liberty’s issued and outstanding warrants do not have voting rights at the special meeting of stockholders, and record holders of Liberty warrants will be entitled to vote at the special meeting of warrantholders only with respect to the warrants they hold.

Voting Your Warrants

Each whole Liberty warrant that you own in your name as of the record date entitles you to one vote. Your proxy card shows the number of Liberty whole warrants that you own. There are two ways to vote your Liberty warrants at the special meeting of warrantholders:

•	you can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your warrants as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your warrants, your warrants will be voted, as recommended by Liberty’s board, “FOR” the approval of the warrant amendment proposal; or

•	you can attend the special meeting and vote in person. Liberty will give you a ballot when you arrive. However, if your warrants are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Liberty can be sure that the broker, bank or nominee has not already voted your warrants.

Your vote, or your giving of a proxy to vote, in favor of the warrant amendment proposal will be deemed to be your written consent to the proposed amendments to the warrant agreement.

Making a Cash Election or a Mixed Consideration Election

A form of election is included with this proxy statement/prospectus. You should carefully review and follow the instructions in the form of election. To make either a valid election to receive the $10.00 per share cash alternative or a mixed consideration election, Liberty common stockholders who were holders of record as of the record date for the Liberty stockholder meeting must properly complete, sign and send the form of election and the stock certificates representing the shares of Liberty common stock to which the form of election relates, properly endorsed for transfer, or effect a book-entry delivery of shares as described on the form of election to Citibank, N.A., the exchange agent, at one of the following addresses:

By Regular Mail:	By Overnight Courier:

Citibank, N.A. Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Corporate Actions 250 Royall Street Attn.: Suite V Canton, MA 02021

The exchange agent must actually receive the form of election and the stock certificates representing the shares of Liberty common stock to which the form of election relates or a book-entry delivery of shares as described in the form of election by the election deadline. The election deadline is 10:29 a.m., New York City time, on November 24, 2010, the date and time which is immediately prior to the Liberty stockholder meeting.

If you own shares of Liberty common stock in “street name” through a bank, broker or other financial institution and you wish to submit a form of election, you should seek instructions from the financial institution holding your shares concerning how to make your election.

You may make an election for the $10.00 per share cash alternative or a mixed consideration election with respect to any or all of the shares of Liberty common stock that you hold. You may revoke any election for the $10.00 per share cash alternative or any mixed consideration election made with respect to any or all of the shares of Liberty common stock that you hold by submitting a written notice to the exchange agent, which notice must be received by the exchange agent no later than the election deadline. After you have made a valid election for the $10.00 per share cash alternative or a valid mixed consideration election with respect to your shares, no further registration of transfers of those shares will be made on the stock transfer books of Liberty unless and until you properly revoke your election.

If the exchange agent does not receive a properly completed form of election from you before the election deadline, together with the stock certificates you wish to exchange, properly endorsed for transfer, or a book-entry delivery of shares as described in the form of election, then your shares of Liberty common stock will be deemed to be “non-electing shares” and these shares will be exchanged for the right to receive the mixed consideration in the share exchange. You bear the risk of delivery and should send any form of election by courier to the appropriate address shown in the form of election. Neither Prisa nor the exchange agent has any obligation to notify holders of Liberty common stock of any defect in a form of election submitted to the exchange agent.

Voting Your Shares

Each share of Liberty common stock that you own in your name as of the record date entitles you to one vote. Your proxy card shows the number of shares of Liberty common stock that you own. There are two ways to vote your Liberty common stock at the special meeting of stockholders:

•	you can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card, but do not give instructions on how to vote your shares, your shares will be voted, as recommended by Liberty’s board, “FOR” the approval of the reincorporation proposal, the business combination proposal and the stockholder adjournment proposal; or

•	you can attend the special meeting and vote in person. Liberty will give you a ballot when you arrive. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Liberty can be sure that the broker, bank or nominee has not already voted your shares.

Who Can Answer Your Questions About Voting Your Warrants and Shares

If you have any questions about how to vote or direct a vote in respect of your warrants or shares, you may call D.F. King & Co., Inc. at (800) 659-6590.

Vote Required for Warrantholder Proposal

The approval of the warrant amendment proposal requires the written consent of the registered holders of at least a majority of Liberty’s warrants issued and outstanding as of the record date. Your vote in favor of the warrant amendment proposal will be deemed to be your written consent to the proposed amendments to the warrant agreement.

As of the record date, Liberty’s sponsors beneficially owned an aggregate of approximately 32.3% of the outstanding warrants of Liberty. Pursuant to a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed with respect to all of their warrants, to consent to the warrant amendment proposal. Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) will not participate in the warrant exchange. However, those warrants will be outstanding on the record date for the special meeting of Liberty warrantholders and the sponsors will be entitled to vote those warrants on the warrant amendment proposal.

If the warrant amendment proposal does not receive the necessary votes for approval, then Liberty may adjourn or postpone the warrantholder meeting to permit further solicitation and vote of proxies; however, under the business combination agreement Liberty may adjourn or postpone the meeting only with Prisa’s prior written consent.

Quorum and Vote Required for Stockholder Proposals

A quorum of stockholders is necessary to hold a valid meeting of Liberty stockholders at which action can be taken. A quorum will be present at the Liberty stockholders meeting if at least a majority of the outstanding shares of Liberty common stock are represented by stockholders present at the meeting or by proxy. On the record date for the special meeting of Liberty stockholders, there were 129,375,000 shares of Liberty common stock outstanding and entitled to vote.

The approval of each of the reincorporation proposal, the business combination proposal and the liquidation proposal requires the affirmative vote of at least a majority of the shares of Liberty common stock outstanding as of the record date. In addition, each Liberty stockholder who holds shares of common stock issued in Liberty’s IPO (including all publicly-traded shares whether such shares were acquired in the IPO or afterwards) and votes all of its shares “AGAINST” the business combination proposal has the right to elect that Liberty redeem such stockholder’s shares for cash equal to a pro rata portion of the trust account, including interest, in which a substantial portion of the proceeds of Liberty’s IPO have been deposited. The business combination will not be completed if the holders of 31,050,000 or more shares of common stock issued in Liberty’s IPO, an amount equal to 30% or more of such shares, vote their shares against the business combination proposal and validly exercise their redemption rights, regardless of whether a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal. Even if the Liberty stockholders approve the reincorporation proposal and the business combination proposal, the business combination may not be effected legally absent approval by the Prisa shareholders of the amendments to Prisa’s by-laws (described elsewhere in this proxy statement/prospectus) providing for the capital increase in-kind necessary for effecting the business combination and establishing the rights of the Prisa Class B convertible non-voting shares; therefore, receipt of Prisa shareholder approval is a condition to both Prisa’s and Liberty’s obligations under the business combination agreement to complete the business combination.

The approval of the stockholder adjournment proposal requires the affirmative vote of at least a majority of the shares of Liberty common stock represented in person or by proxy and entitled to vote on the proposal at the special meeting of stockholders. Each of Liberty’s founders has advised Liberty that he or it intends to vote all of his or its Liberty common stock in favor of this proposal. Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those shares will not participate in the share exchange. The shares to be sold to Liberty by Liberty’s sponsors will be outstanding on the record date for the special meeting of stockholders and the sponsors will be entitled to vote those shares on the reincorporation proposal, the business combination proposal, the liquidation proposal and the stockholder adjournment proposal.

Abstentions and Broker Non-Votes

Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum at the special meeting of Liberty stockholders. If your broker holds your shares or warrants in its name and you do not give the broker voting instructions, under the applicable stock exchange rules, your broker may not vote your shares or warrants for the warrant amendment proposal, the reincorporation proposal, the business combination proposal, the liquidation proposal or the stockholder adjournment proposal. If you do not give your broker voting instructions and the broker does not vote your shares or warrants, this is referred to as a “broker non-vote.”

Accordingly, with respect to the special meeting of warrantholders, abstentions will have the same effect as a vote “AGAINST” the warrant amendment proposal and with respect to the special meeting of stockholders, abstentions will have the same effect as a vote “AGAINST” the reincorporation proposal, “AGAINST” the business combination proposal, “AGAINST” the liquidation proposal and “AGAINST” the stockholder adjournment proposal. A broker non-vote will have the effect of a vote “AGAINST” the warrant amendment proposal, “AGAINST” the reincorporation proposal, “AGAINST” the business combination proposal and “AGAINST” the liquidation proposal. Broker non-votes, while considered present for the purposes of establishing a quorum at the special meeting of stockholders, will have no effect on the stockholder adjournment proposal.

In no event will a “broker non-vote” that has the effect of voting against the business combination proposal also have the effect of exercising your redemption rights for a pro rata portion of the trust account, and therefore no shares as to which a “broker non-vote” occurs will be redeemed in connection with the proposed business combination.

Revocability of Proxies

If you wish to change your vote, please send a later-dated, signed proxy card to D.F. King & Co., Inc. at 48 Wall Street, New York, NY, 10005, prior to the vote at the special meeting of stockholders or warrantholders, as applicable, or attend such special meeting and vote in person. You also may revoke your proxy by sending a notice of revocation to D.F. King & Co., Inc., provided such revocation is received prior to the vote at the applicable special meeting.

Redemption Rights

If you are a stockholder of record on the record date for the special meeting of Liberty stockholders and wish to exercise your redemption rights, you must, with respect to all of your shares: (i) vote “AGAINST” the business combination proposal, (ii) give (and not subsequently withdraw) written notice to Liberty of your election to require Liberty to redeem your shares for cash by marking the appropriate box on your proxy card or delivering the required notice to Liberty at its executive offices and (iii) tender your shares of Liberty common stock in the manner provided below, no later than immediately prior to the vote on the business combination proposal at the special meeting of stockholders (or any adjournment or postponement of the meeting). If you validly exercise your redemption rights and Prisa and Liberty complete the business combination then (1) you will be entitled to receive a pro rata portion of the trust account in which a substantial portion of the proceeds of Liberty’s IPO are held, including any interest earned thereon through the date that is two days prior to the date of the special meeting of stockholders and (2) you will be exchanging all of your shares for cash and will no longer own these shares. However, if you elect to have Liberty redeem your shares and you own Liberty warrants, you will still participate in the warrant exchange with respect to any warrants you hold if Prisa and Liberty complete the business combination.

Based on the amount of cash held in the trust account as of June 30, 2010, without taking into account any interest accrued after that date, you will be entitled to elect to have each share that you hold redeemed for approximately $9.87 per share. In order to validly exercise your redemption rights, you must make the election with respect to all of your shares. If you validly exercise your redemption rights, you will be entitled to receive the redemption payment only if Prisa and Liberty complete the business combination. If Prisa and Liberty do not complete the business combination, then no shares will be redeemed for cash at this time. Liberty will have sufficient funds in the trust account to pay the redemption price for the redemption election shares, even if it must redeem up to 30% of the shares of common stock issued in Liberty’s IPO.

Prisa and Liberty will not complete the business combination if the holders of 31,050,000 or more shares of common stock issued in Liberty’s IPO (which includes all publicly-traded shares), an amount equal to 30% or more of such shares, vote their shares against the business combination proposal and validly exercise their redemption rights, regardless of whether at least a majority of the outstanding shares of Liberty common stock vote in favor of the business combination proposal. If Prisa and Liberty do not complete the business combination, then your redemption election shares will not be redeemed for cash at this time, even if you have validly exercised your redemption rights.

You will be required, whether you are a record holder or hold your shares in “street name” through your broker, either to tender certificates to Liberty’s transfer agent at any time before the vote on the business combination proposal or to deliver your shares to Liberty’s transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at your option. There is a cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35 per position, and the broker may or may not pass this cost on to you. Liberty has added this requirement for physical or electronic delivery prior to the special meeting of stockholders to ensure that a redeeming holder’s election to redeem is irrevocable once a business combination is approved. Without such a delivery requirement, a holder voting against a business combination that is ultimately approved would have an “option window” after the consummation of a business combination during which the holder could monitor the price of the stock in the market. If the price were to rise above the redemption price, the holder could sell its shares in the open market before actually delivering the shares for cancellation. Thus, the redemption right, to which stockholders were aware they needed to commit before the special meeting of stockholders, would become a continuing right surviving past the consummation of the business combination until the redeeming holder delivered its certificate for redemption at the redemption price.

As the certificate delivery process can be accomplished by you, whether or not you are a record holder or your shares are held in “street name,” generally within a day by simply contacting the transfer agent or your broker and requesting delivery of your shares through the DWAC System, we believe this time period is sufficient for an average investor.

Any valid exercise of redemption rights, once made, may be withdrawn at any time up to immediately prior to the vote on the business combination proposal at the special meeting of Liberty stockholders (or any adjournment or postponement thereof). Furthermore, if you deliver a stock certificate for redemption and subsequently decide prior to the vote on the business combination proposal at the special meeting not to elect redemption, you may simply request that the transfer agent return the certificate (in certificated form or electronically) to you.

Please note, however, that once the vote on the business combination proposal is taken at the special meeting of Liberty stockholders, you may not withdraw your request for redemption and request the return of your stock certificate (either in certificated form or electronically). If Prisa and Liberty do not complete the business combination, Liberty will promptly return your tendered shares to you.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available for Liberty stockholders in connection with the reincorporation proposal or the business combination proposal.

Voting Electronically

In additional to voting by submitting your proxy card by mail, many stockholders and warrantholders who hold their shares or warrants through a broker, bank or other nominee will have the option to submit their proxy cards or voting instruction cards electronically through the Internet. If you hold your shares or warrants through a broker, bank or other holder of record, you should check your proxy card or voting instruction card forwarded by your broker, bank or other nominee of record to see which options are available.

Solicitation of Proxies

Liberty will pay its costs for preparing and assembling these proxy materials, and Prisa has agreed in the business combination agreement to pay for the costs of printing and mailing this proxy statement/prospectus. In addition to mailing out proxy materials, Liberty’s directors and officers may solicit proxies in person by telephone or fax, each without receiving any additional compensation for his or her services. Liberty has requested brokers, banks and other fiduciaries to forward proxy materials to the beneficial owners of its common stock and warrants. Liberty has engaged D.F. King & Co., Inc. to solicit proxies for the special meetings. Liberty is paying its proxy solicitor approximately $25,000 for solicitation services, which amount includes a $20,000 fixed solicitation fee and a per call fee estimated in the aggregate to be equal to $5,000.

Liberty has engaged Citigroup and Barclays to serve as its capital market advisors in connection with the business combination, for no additional consideration. In such capacity, Citigroup and Barclays may also solicit proxies from Liberty’s stockholders and/or warrantholders. Citigroup and Lehman Brothers Inc. acted as underwriters in the IPO and, upon completion of the business combination, Citigroup and Barclays (as successor to Lehman Brothers) will be entitled to receive deferred underwriting commissions of approximately $13.4 million and $7.2 million, respectively, representing an aggregate reduction of approximately $6.9 million in the deferred underwriting commissions to which they would otherwise be entitled upon a business combination. If the business combination is not consummated and Liberty is required to be liquidated, the underwriters will not receive any of these funds and the funds will be returned to Liberty’s public stockholders upon its liquidation. Liberty also has engaged Citigroup and Barclays as its capital markets advisors in connection with the business combination described in this proxy statement/prospectus for no additional consideration. Citibank, N.A., an affiliate of Citigroup, is acting as depositary agent for the Prisa ADSs to be issued in the business combination for which it will receive fees described in this proxy statement/prospectus.

Stock Ownership

As of the record date, Liberty’s founders beneficially own an aggregate of 20% of the outstanding shares of Liberty common stock and an aggregate of 32.5% of the outstanding Liberty warrants. All of the founders have agreed with Liberty and the underwriters of Liberty’s IPO (i) to vote all of these shares which were acquired prior to Liberty’s IPO in accordance with the vote of the holders of a majority of the shares issued in Liberty’s IPO voted at the stockholders meeting on the business combination proposal and (ii) that if he or it acquires shares of Liberty common stock in or following Liberty’s IPO, he or it will vote all such acquired shares in favor of the business combination proposal. In addition, pursuant to a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors (who together own approximately 32.3% of the outstanding Liberty warrants) have agreed, in respect of all of their warrants, to consent to the warrant agreement amendment. Furthermore, all of the founders have agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal. As of the date of this proxy statement/prospectus, none of the founders have acquired any shares or warrants since the date of Liberty’s IPO.

Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants and a total of between approximately 3.3 million and 6.4 million of their shares of Liberty common stock to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) and shares will not participate in the warrant exchange or the share exchange. However, those warrants and shares will be outstanding on the record date for the special meetings of Liberty stockholders and warrantholders and the sponsors will be entitled to vote those shares and warrants on the reincorporation proposal, the business combination proposal, the liquidation proposal, the stockholder adjournment proposal and the warrant amendment proposal.

PROPOSAL TO BE CONSIDERED BY THE LIBERTY WARRANTHOLDERS

THE WARRANT AMENDMENT PROPOSAL

The following is a summary of the material provisions of the warrant agreement amendment. This summary is qualified in its entirety by reference to the warrant agreement amendment, the form of which is included as Annex D to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. You should read the warrant agreement amendment in its entirety, as it is the legal document governing the matters discussed below.

Purpose of the Warrant Agreement Amendment

In connection with the proposed business combination, Liberty is proposing to amend the terms of the second amended and restated warrant agreement, dated as of December 6, 2007, between Liberty and Continental Stock Transfer & Trust Company, as warrant agent, referred to in this proxy statement/prospectus as the warrant agreement. The proposed amendments provide that, in connection with the consummation of the business combination, each outstanding Liberty warrant will, automatically and without any action by the warrantholder, be transferred by such holder to Prisa in exchange for warrant consideration consisting of:

•	cash in the amount of $0.90 to be paid by or at the direction of Liberty Virginia; and

•	0.45 newly created Prisa Class A ordinary shares.

The mix of cash and Prisa shares deliverable for each Liberty warrant had a value of approximately $2.26 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and the dollar to euro exchange rate on that date of 1,323) and approximately $1.99 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and a dollar to euro exchange rate on such date of 1.396). The actual value in U.S. dollars of the consideration to be received per warrant will depend on the exchange rate and the market price of Prisa ordinary shares on the closing date of the proposed business combination. The aggregate cash consideration deliverable to Liberty’s warrantholders (after giving effect to the sale by the sponsors of all of their warrants to Liberty for nominal consideration pursuant to the sponsor surrender agreement) is approximately $46.7 million, of which $149,040 is attributable to the remaining founders’ warrants.

Pursuant to the warrant agreement, Liberty and the warrant agent may amend any provision of the warrant agreement with the written consent of the holders of at least a majority of the then outstanding warrants (publicly held warrants, founders’ warrants and sponsors’ warrants collectively). The approval of the warrant amendment proposal is a condition to the consummation of the business combination. If the requisite warrantholders consent to the warrant amendment proposal and Prisa and Liberty complete the business combination, then the warrant agreement amendment will be binding on all warrantholders, including warrantholders that did not vote in favor of the warrant amendment proposal, the warrant agreement will be amended, and all outstanding warrants will be exchanged for the warrant consideration upon the consummation of the business combination.

Liberty’s IPO prospectus, which related to the sale of units consisting of common stock and warrants, disclosed that any proposed business combination would require the approval of the holders of Liberty common stock and did not mention that a business combination may require the approval of other persons, including warrantholders. However, the proposed business combination requires the approval of both the holders of Liberty common stock and the Liberty warrantholders since approval of the warrant agreement amendment is a condition to the consummation of the business combination. Liberty’s board of directors believes that the requirement that warrantholders approve the warrant agreement amendment as a condition to the consummation of the business combination is not inconsistent with the disclosure contained in Liberty’s IPO prospectus because it does not alter or modify the stockholder approval requirements applicable to a business combination contained in Liberty’s restated certificate of incorporation and is, in Liberty’s view, comparable to other conditions to the consummation of a typical business combination, such as the receipt of third-party consents. In connection with this proxy statement/prospectus, Liberty has obtained an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, to the effect that, while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the conditioning of the consummation of the business combination on the approval of Liberty’s warrantholders of the warrant agreement amendment does not require an amendment to Liberty’s restated certificate of incorporation.

Notwithstanding Liberty’s board’s belief, however, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that Liberty’s IPO prospectus did not disclose that Liberty’s business combination might be conditioned upon the approval of Liberty’s warrantholders of an amendment to the warrant agreement, which amendment provides for a cash payment to Liberty’s warrantholders upon consummation of the business combination. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Warrantholders should note that they will recognize gain or loss for U.S. federal income tax purposes upon consummation of the business combination if the warrant amendment proposal is approved and the business combination is consummated. For a discussion of the tax consequences of the business combination for warrantholders, please see “Material U.S. Federal Income Tax Consequences.”

Pursuant to a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, with respect to all of their warrants, to consent to the warrant amendment proposal. Under the sponsor surrender agreement, Liberty’s sponsors have agreed to sell, immediately prior to the closing of the proposed business combination, all of their Liberty warrants to Liberty for nominal consideration. As a result, those warrants (approximately 24.8 million) will not participate in the warrant exchange. However, those warrants will be outstanding on the record date for the special meeting of Liberty warrantholders and the sponsors will be entitled to vote those warrants on the warrant amendment proposal.

Liberty believes that the requirement that Liberty’s warrantholders approve the warrant amendment agreement as a condition to the consummation of the business combination, as well as the proposed cash payments to warrantholders to be made pursuant to the warrant agreement amendment, is not inconsistent with Liberty’s restated certificate of incorporation (and Liberty has received an opinion of Delaware counsel to that effect) or the disclosure contained in the prospectus from Liberty’s IPO. However, it is possible that stockholders of Liberty who purchased their shares in Liberty’s IPO and who have not exercised their redemption rights could attempt to bring claims against Liberty on the basis that Liberty’s IPO prospectus did not disclose that Liberty’s business combination might be conditioned upon the approval of Liberty’s warrantholders of an amendment to the warrant agreement, which amendment provides for cash payment to Liberty’s warrantholders upon consummation of the business combination. Even if you do not pursue such claims, others may do so. Liberty and Prisa cannot predict whether stockholders will bring such claims or whether such claims would be successful.

Certain Effects of the Approval of the Warrant Amendment Proposal

If the warrant amendment proposal is approved and the business combination is consummated, each outstanding Liberty warrant will be exchanged for the warrant consideration, Prisa will come to own all of the Liberty warrants, and each registered holder of warrants (other than Prisa) would cease to have any rights with respect to the warrants, other than the right to receive the warrant consideration. The aggregate cash portion of the warrant consideration payable to each warrantholder will be rounded down to the nearest whole cent after multiplying the total number of outstanding warrants held by such holder by the cash consideration per share.

IF THE WARRANT AMENDMENT PROPOSAL IS APPROVED AND THE BUSINESS COMBINATION IS CONSUMMATED, YOUR WARRANTS WILL BE SUBJECT TO THE TERMS OF THE WARRANT AGREEMENT AMENDMENT AND WILL BE EXCHANGED FOR THE WARRANT CONSIDERATION WHETHER OR NOT YOU VOTED IN FAVOR OF THE WARRANT AMENDMENT PROPOSAL.

Procedure for Exchanging Warrants

Payment of the warrant consideration will be made by the exchange agent upon the presentation and surrender of the warrants for payment at any time after the date on which the business combination is consummated. As soon as reasonably practicable after the consummation of the business combination, the exchange agent will, upon receipt of any documents as may be reasonably required by the exchange agent, deliver the warrant consideration to the former holders of Liberty warrants. To physically surrender warrants for exchange, holders should deliver their warrants in certificated form to Citibank, N.A., the exchange agent, at one of the following addresses:

By Regular Mail:	By Overnight Courier:

Citibank, N.A. Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. Corporate Actions 250 Royall Street Attn.: Suite V Canton, MA 02021

Required Vote

Approval of the warrant amendment proposal requires the written consent of the holders of at least a majority of the outstanding Liberty warrants as of the record date. Even if the required vote to approve the warrant amendment proposal is received, if the business combination agreement is terminated in accordance with its terms or the business combination otherwise is not consummated on or prior to December 6, 2010 for any reason, the warrant agreement amendment will not become effective.

Recommendation

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE WARRANTHOLDERS VOTE “FOR” THE APPROVAL OF THE WARRANT AMENDMENT PROPOSAL.

PROPOSALS TO BE CONSIDERED BY THE LIBERTY STOCKHOLDERS

THE REINCORPORATION PROPOSAL

Purpose of the Reincorporation Proposal

Liberty is proposing to effect the reincorporation merger as the first step of a business combination with Prisa with a second step of a statutory share exchange pursuant to the Virginia Stock Corporation Act, or VSCA, and the Spanish Companies Law, with the separate corporate existence of Liberty Virginia continuing after such share exchange as a wholly owned subsidiary of Prisa and the former stockholders of Liberty receiving Prisa shares. This structure has been used successfully in past transactions involving a Delaware corporation, such as Liberty, and a Spanish company, such as Prisa. The Delaware General Corporation Law, or DGCL, unlike the VSCA, does not permit such a statutory share exchange. Under Delaware law, Liberty and Prisa would be required to effect a triangular merger in order to effect the business combination and exchange of Prisa shares for Liberty shares. However, Spanish Companies Law does not provide for triangular mergers, and the parties did not view a direct merger between Prisa and Liberty as efficient from a tax perspective. Liberty believes that the reincorporation merger is consistent with Liberty’s restated certificate of incorporation and the disclosure in Liberty’s IPO prospectus because the reincorporation merger will occur only if the business combination is approved and consummated, and will not limit the stockholder protections contained in Liberty’s restated certificate of incorporation.

Approval of the reincorporation proposal and completion of the reincorporation merger is necessary for the business combination to be consummated.

Effect of the Reincorporation Proposal

If both the reincorporation proposal and the business combination proposal are approved, the reincorporation merger will be completed as the first step of the business combination with Prisa. In the reincorporation merger, Liberty will merge with and into Liberty Virginia, with Liberty Virginia as the surviving corporation of the merger, on the terms and subject to the conditions of the business combination agreement and agreement and plan of merger attached to the business combination agreement and included as Annex H to this proxy statement/prospectus. At the effective time of the reincorporation merger, Liberty Virginia’s articles of incorporation and bylaws will be in the forms included as Annexes E and G to this proxy statement/prospectus, respectively. Also, at the effective time of the reincorporation merger, each share of Liberty common stock then issued and outstanding, other than any shares held in the treasury of Liberty, will convert automatically into one share of Liberty Virginia common stock, and each certificate previously representing shares of Liberty common stock will thereafter represent shares of Liberty Virginia common stock. In addition, at the effective time of the reincorporation merger, each share of Liberty preferred stock then issued and outstanding, other than any shares held in the treasury of Liberty, will convert automatically into one share of Liberty Virginia preferred stock of the same series, and each certificate previously representing shares of Liberty preferred stock will thereafter represent shares of Liberty Virginia preferred stock of the same series. As part of the reincorporation merger, each outstanding warrant to purchase shares of Liberty common stock will automatically represent a right to purchase one share of Liberty Virginia common stock, on the same terms and conditions as prior to the reincorporation merger and will continue to be governed by the existing warrant agreement. This reincorporation merger will be followed immediately by the share exchange and exchange of warrants pursuant to the terms of the business combination agreement and described below under “Proposals to be Considered by the Liberty Stockholders—the Business Combination Proposal,” and as a result you will not receive any Liberty Virginia share or warrant certificates.

Each share of Liberty common stock outstanding immediately prior to the effective time of the reincorporation merger with respect to which a stockholder of Liberty has validly exercised its redemption rights pursuant to Liberty’s restated certificate of incorporation, as described in “The Special Meeting of Liberty Warrantholders and Special Meeting of Liberty Stockholders—Redemption Rights,” will still be converted into one share of Liberty Virginia common stock. However, pursuant to the Liberty Virginia articles of incorporation, the holders of all such shares, which are referred to as the redeeming stockholders, will automatically be deemed to have exercised their redemption rights with respect to such shares. Therefore, such shares will represent only the right to be redeemed for cash, in an amount per share calculated in accordance with the Liberty restated certificate of incorporation and Liberty Virginia articles of incorporation, which is estimated to be approximately $9.87. Following the consummation of the reincorporation merger and immediately prior to the statutory share exchange with Prisa, Liberty Virginia will redeem such shares in accordance with the provisions of the Liberty restated certificate of incorporation and the Liberty Virginia articles of incorporation and such shares will be cancelled and cease to exist. As of the consummation of the share exchange, all such redeemed Liberty Virginia shares will no longer be outstanding, will have ceased to exist, and the redeeming stockholders will cease to have any rights with respect thereto, except the right to receive such cash redemption payments. Liberty stockholders who do not wish to participate in the business combination may, in lieu of electing to redeem their shares and receiving an estimated $9.87 in respect of each share of Liberty common stock they hold, elect to receive the $10.00 cash alternative in the share exchange if the business combination is completed in respect of any or all of the shares of Liberty common stock they hold.

Comparison of Stockholder Rights

Upon consummation of the reincorporation merger, Liberty Virginia, the surviving corporation in the reincorporation merger, will be governed by Virginia law and by Liberty Virginia’s articles of incorporation and bylaws in the forms included as Annexes E and G to this proxy statement/prospectus, respectively.

The following discussion of the material differences between the rights of holders of Liberty Virginia common stock and holders of Liberty common stock is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the DGCL and the VSCA, as well as the full text of the articles of incorporation and bylaws of Liberty Virginia to be in effect as of the closing of the reincorporation merger, the forms of which are included as Annexes E and G to this proxy statement/prospectus, respectively.

Delaware	Virginia

CORPORATE GOVERNANCE

Liberty’s restated certificate of incorporation, its bylaws and Delaware law, including the DGCL, govern the rights of holders of Liberty common stock.	Liberty Virginia’s amended and restated articles of incorporation, its bylaws and Virginia law, including the VSCA, will govern the rights of holders of Liberty Virginia common stock.

ACTION BY WRITTEN CONSENT

Unless the certificate of incorporation of a Delaware corporation otherwise provides, the DGCL permits the stockholders of a Delaware corporation to act by written consent in lieu of annual or special meeting of stockholders, provided that the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present in person and voted.	The VSCA provides that shareholders may act by written consent if all shareholders entitled to vote on the action deliver such consents, provided, however, that the articles of incorporation of a corporation that is not a public corporation at the time of the corporate action may provide that shareholders may act by written consent if holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take action at a meeting at which all shares entitled to vote on the action were present and voted deliver such consents.

Liberty’s restated certificate of incorporation prohibits its stockholders from acting by written consent in lieu of a meeting of stockholders from and after the consummation of its IPO.	Liberty Virginia’s post-reincorporation merger articles of incorporation provide that prior to the consummation of a “business combination” as defined in Liberty Virginia’s articles of incorporation, any action that is required or permitted to be adopted or taken at a shareholders’ meeting may be taken by all

Delaware	Virginia

the shareholders entitled to vote on the action by written consent. From and after the consummation of a “business combination,” any action that is required or permitted to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting, and without prior notice by written consents signed by holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take the action at a meeting at which all shares entitled to vote on the action were present and voted.

SPECIAL MEETINGS OF STOCKHOLDERS

Liberty’s bylaws provide that special meetings of Liberty stockholders may be called only in the following ways:

•   by a majority of the entire board of directions;

• by the chief executive officer;

• by the secretary following the request in writing of Liberty stockholders owning a majority in amount of the entire capital stock of Liberty issued and outstanding and entitled to vote, which request must state the purpose or purposes of the proposed meeting.	Liberty Virginia’s bylaws provide that special meetings of the stockholders may be called only in the following ways:

•   by a majority of the entire board of directions;

• by the chairman of the board, the vice-chairman of the board or the chief executive officer;

• by shareholders together holding a least a majority of the number of shares of Liberty Virginia at the time outstanding and entitled to vote with respect to the business to be transacted at such meeting. The notice of the special meeting must state the purpose or purposes of the special meeting.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Liberty’s bylaws provide that business may be transacted at an annual meeting of stockholders only if such business is (i) specified in the notice of the special meeting given by or at the direction of the board of directors or a committee of the board of directors, (ii) otherwise brought before the annual meeting by or at the direction of the board of directors or a committee of the board of directors, or (iii) brought before the meeting by a Liberty stockholder who is a stockholder of record on the date of the giving of notice of the annual meeting to Liberty stockholders and on the record date for the determination of Liberty stockholders entitled to vote at such annual meeting and who complies with the procedures described below. Liberty’s bylaws provide that a stockholder submitting proposed business to be considered at an annual meeting of Liberty’s stockholders must deliver a written notice to Liberty’s secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the	Liberty Virginia’s bylaws do not provide for the submission of stockholder proposals for the transaction of business at meetings of Liberty Virginia’s stockholders.

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preceding year’s annual meeting of stockholders. The notice must set forth as to each matter such stockholder proposes to bring before the annual meeting:

• a brief description of the business the stockholder desires to bring before the annual meeting and the reasons for conducting such business at the annual meeting;

• the name and record address of such stockholder;

• the class or series and number of shares of capital stock of Liberty which such stockholder owns, beneficially or of record;

•   a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by the proposing stockholder and any material interest of such stockholder in such business; and

• a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Liberty’s bylaws provide that persons may be nominated for election as directors of Liberty at an annual meeting of stockholders or a special meeting of stockholders called for the purpose of electing directors only (i) by or at the direction of the board of directors or any committee of the board of directors or (ii) by a Liberty stockholder who is a stockholder of record on the date of the giving of notice of the meeting to Liberty stockholders and on the record date for the determination of Liberty stockholders entitled to vote at such meeting and who complies with the procedures described below. Liberty’s bylaws provide that a stockholder making a nomination of a person for election to the board of directors at an annual meeting of stockholders or a special meeting of stockholders called for the purpose of elected directors must deliver written notice to Liberty’s secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders, in the case of an annual meeting of stockholders, and not later than the 10th day following the day on which notice of the date of the special meeting of stockholders was mailed or public disclosure of the date of special meeting of stockholders was made, whichever occurs first, in the case of a special

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meeting of stockholders called for the purpose of electing directors. In addition, any stockholder desiring to nominate any person for election as director must deliver a notice that sets forth (a) as to each person whom the stockholder proposes to nominate for election as a director:

• the name, age, business address and residence address of the person;

• the person’s principal occupation or employment;

• the class or series and number of shares of capital stock of Liberty which such the person owns beneficially or of record; and

•   any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

and (b) as to the stockholder giving notice of the proposed nomination of a director:

• the name and record address of the stockholder;

• the class or series and number of shares of Liberty’s capital stock which are beneficially owned or owned of record by the stockholder;

•   a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

• a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

•   any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

The stockholder’s notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

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DIRECTOR LIABILITY AND INDEMNIFICATION

Liberty’s restated certificate of incorporation provides that a director of Liberty shall not be personally liable to Liberty or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or may hereafter be amended. Liberty’s restated certificate of incorporation provides that any amendment, repeal or modification of this provision by the stockholders of Liberty or otherwise shall not adversely affect any right or protection of a director of Liberty with respect to any act or omission occurring prior to the time of such amendment, repeal or modification.

Liberty’s restated certificate of incorporation further provides that, to the fullest extent permitted by the DGCL, Liberty must indemnify and hold harmless, any person, such person referred to as a “covered person”, who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she is a legal representative, is or was a director or officer of Liberty, or, while serving as an officer or director of Liberty is or was serving at the request of Liberty as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such covered person. Nonetheless, Liberty is required to indemnify a covered person in connection with a proceeding (or part thereof) that such covered person commences only if Liberty’s board of directors, in the specific case, has authorized the commencement of such proceedings. Liberty’s restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, Liberty must pay all expenses that a covered person incurs (including attorneys’ fees) in defending any proceeding. Liberty must do so in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Liberty as authorized by Liberty’s restated certificate of incorporation.	The VSCA provides that a corporation may indemnify an individual made a party to a proceeding because he is or was a director against liability incurred in the proceeding if the director conducted himself in good faith and believed (i) in the case of conduct in his official capacity with the corporation, that his conduct was in its best interests; and (ii) in all other cases, that his conduct was at least not opposed to its best interests. In the case of any criminal proceeding, the director must have had no reasonable cause to believe his conduct was unlawful.

The VSCA further provides that a corporation may not indemnify a director in connection with a proceeding by or in the right of the corporation (except for reasonable expenses incurred in connection with the proceeding if it is determined that the director has met the relevant standard of conduct) or in connection with any other proceeding charging improper personal benefit to the director, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.
The VSCA further provides that unless limited by its articles of incorporation, a corporation shall indemnify a director who entirely prevails in the defense of any proceeding to which he was a party because he is or was a director of the corporation against reasonable expenses incurred by him in connection with the proceeding. A corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding if the director certifies to the corporation his good faith belief he has met the relevant standard of conduct and if the director furnished the corporation a signed written general undertaking to repay any funds advanced if the director is not entitled to mandatory indemnification and it is ultimately determined that the director has not made a relevant standard of conduct. A director may also apply to a court for an order directing the corporation to make advances or reimbursement for expenses or to provide indemnification. The court shall order the corporation to make advances and/or reimbursement for expenses or to provide indemnification if it determined that the director is entitled to such payments.

The VSCA gives corporations the right to provide for authorization of indemnification or advances or

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reimbursement of expenses in its articles of incorporation or bylaws; however, Liberty Virginia’s post- reincorporation merger articles of incorporation or bylaws do not contain any provisions relating to indemnification of an advancement or reimbursement of expenses to its directors.

LIMITATIONS ON DIRECTOR LIABILITY

The DGCL does not permit the elimination of liability of a director or officer for the following: (1) breach of duty of loyalty, (2) acts not in good faith or which involve intentional misconduct or a knowing violation of the law, (3) unlawful payment of dividends or unlawful stock repurchases or (4) transactions involving improper personal benefit.	The VSCA provides that directors and officers are not generally liable for their actions in their capacities as officers and directors except for (1) willful misconduct, (2) knowing violation of criminal or securities laws, including any claim of unlawful insider trading or manipulation of the market for any security and (3) unlawful distributions.

TRANSACTIONS WITH INTERESTED STOCKHOLDERS

Liberty is governed by the provisions of Section 203 of the DGCL, which generally has an anti-takeover effect for transactions not approved in advance by its board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless certain conditions are met as described below. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.	Under the VSCA, a Virginia corporation may not enter into an “affiliated transaction” with a shareholder who acquires beneficial ownership of more than 10% of a corporation’s outstanding voting shares (such person an “interested shareholder”) for a period of three years after the person becomes an interested shareholder unless (i) the transaction is approved by a majority vote of disinterested directors and by two-thirds of the disinterested shareholders or (ii) it meets certain exceptions. These exceptions include, among others, that the affiliated transaction is with an interested shareholder whose acquisition of voting shares making such person an interested shareholder was approved by a majority of the disinterested directors prior to date on which an interested shareholder became an interested shareholder.

The amended and restated articles of incorporation of Liberty Virginia contain an election to not be governed by this provision.

Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•   the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

• upon consummation of the business combination which resulted in the stockholder becoming an

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interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are both directors and officers, and employee stock plans (in certain instances); or

•   at or after the time the stockholder became an interested stockholder: (1) the board of directors of the corporation approved the business combination and (2) the stockholders, at an annual or special meeting (and not by written consent), approved the business combination by an affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

LIMITATION OF VOTING RIGHTS

Delaware has no provision similar to the Virginia control share acquisition provision.	The VSCA has a control share acquisition provision which limits the voting rights of stockholders who hold 20%, 33 1/3, 50% or more of the corporation’s voting stock, subject to certain exceptions, including if the corporation elects in its articles of incorporation to not be governed by this provision of the VSCA.

The amended and restated articles of incorporation of Liberty Virginia contain an election to not be governed by this provision.

Consequences If the Reincorporation Proposal Is Not Approved

If the reincorporation proposal is not approved by Liberty’s stockholders, the business combination proposal will not be presented at the Liberty special meeting and the business combination will not be consummated.

Required Vote

The approval of the reincorporation proposal will require the affirmative vote of the holders of at least a majority of the shares of Liberty common stock outstanding on the record date for the special meeting of stockholders. Abstentions and broker or bank non-votes will have the same effect as a vote “AGAINST” the reincorporation proposal.

Recommendation with Respect to the Reincorporation Proposal

The board of directors of Liberty has determined unanimously that the reincorporation merger is advisable, fair to and in the best interests of Liberty and its stockholders and unanimously recommends that the stockholders vote or instruct that their vote be cast “FOR” the approval of the reincorporation proposal.

THE LIBERTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE
STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE REINCORPORATION
PROPOSAL.

THE BUSINESS COMBINATION PROPOSAL

Background of the Business Combination

In June 2007, Liberty was formed as a blank check company with the business purpose of completing a business combination transaction with one or more operating businesses. Liberty engaged Tegris Advisors LLC, or Tegris, in the fall of 2008 as a financial advisor to assist Liberty in its ongoing efforts to identify appropriate business combination opportunities.

In March 2009, Prisa engaged Violy & Co., or Violy, as a financial advisor to assist Prisa in its efforts to optimize its capital structure by evaluating debt restructuring and capital raising opportunities, and to develop a comprehensive strategic repositioning plan geared towards transitioning into more growth-oriented businesses and opportunities.

As part of the investigation of capital raising opportunities for Prisa, throughout the second and third quarters of 2009, Violy evaluated potential investors in Prisa. During the course of this evaluation, Liberty arose as a potential investor due to previous relationships among representatives of Liberty, Violy and Prisa. Towards the end of September 2009, a representative of Tegris approached a representative of Violy regarding the potential of an investment by Liberty in Santillana, the publishing division of Prisa, following earlier attempts by Tegris to discuss such an investment with other advisors to Prisa. On September 30, 2009, the Tegris representative met with the Violy representative to first discuss the possibility of an investment by Liberty in Prisa.

In early October 2009, representatives of Violy and Tegris discussed the possibility of a business combination. Shortly following this initial contact, in mid October 2009, representatives from Tegris and Violy exchanged publicly available information regarding Prisa and Liberty and discussed the potential advantages of a business combination between the two companies.

Subsequently, during mid to late October 2009, Liberty’s and Prisa’s respective financial advisors exchanged additional publicly available information regarding Liberty and Prisa, and continued to discuss the possibility of a business combination involving Prisa and Liberty. Following discussions with Violy regarding the potential benefits of possible business combination with Liberty, Prisa authorized Violy to provide Tegris additional information about Prisa and its businesses and conduct further exploratory conversations with Liberty and its advisors. On October 20, 2009, Liberty and Prisa’s financial advisor entered into a mutual confidentiality agreement, and thereafter began to exchange additional information regarding Liberty and Prisa.

During late October 2009, Mr. Nicolas Berggruen, Liberty’s chief executive officer, and Mr. Juan Luis Cebrián, the chief executive officer of Prisa, participated in an introductory telephone conversation to discuss Liberty. Subsequently, a representative of Prisa’s financial advisor contacted Mr. Berggruen to discuss a potential business combination involving Prisa and Liberty and to arrange a telephone call between the principals to further explore this possibility. Shortly afterwards, representatives of Prisa and of Liberty and their financial advisors participated in a telephone conversation regarding such potential business combination.

At a meeting of the executive committee of Prisa on November 11, 2009, Mr. Cebrián and representatives from Violy explained to the committee that Liberty was interested in exploring an investment in Prisa and that Liberty’s trust account contained approximately $1 billion. The representatives from Violy explained the preliminary terms that had been discussed by the parties, and on this basis, the executive committee authorized Mr. Cebrián and Violy to proceed with further exploring a possible transaction with Liberty.

During the last three weeks of November through early December 2009, representatives of Liberty’s and Prisa’s financial advisors met and spoke by telephone on a number of occasions to explore further a possible business combination involving Prisa and Liberty. During this period the parties’ financial advisors discussed and exchanged information regarding, among related matters, a potential structure for a business combination of Liberty and Prisa and the parties’ preliminary views on the economic and other significant terms of a possible business combination involving the companies. Liberty’s and Prisa’s respective legal advisors also participated during this period in discussions with their counterparts and the parties’ financial advisors regarding these matters.

On December 9, 2009, Liberty’s financial advisor provided Prisa’s financial advisor with materials outlining the economic terms for a possible business combination that proposed, based on a transaction price per Prisa ordinary share and exchange rate to be agreed, that Liberty’s securityholders would receive $11.00 in value of Prisa shares for each outstanding Liberty share and warrantholders would receive, in the aggregate, the equivalent share consideration in respect of up to 10.45 million Liberty shares plus $50 million (corresponding to an aggregate value of $2.15 to be received in the form of cash and Prisa shares) for each outstanding Liberty warrant, without resulting in a level of dilution that would be unacceptable to Prisa. Liberty’s financial advisor also provided Prisa’s financial advisor with a preliminary term sheet reflecting other key terms and conditions for the potential transaction.

At a meeting of Prisa’s executive committee on December 10, 2009, representatives of Violy provided an update on the discussions with Liberty. Violy explained that the parties were proceeding on the basis that in no event could the shareholdings of Prisa’s controlling shareholder group be reduced below 30% of the total outstanding share capital of Prisa on a fully diluted basis, and that any exchange ratio agreed to by the parties would take into account the trading price of Prisa’s ordinary shares, and a dollar to euro exchange rate to be agreed by the parties.

At a meeting of the board of directors of Prisa on December 17, 2009, Mr. Cebrián advised the board on the events that had taken place to date and with respect to a possible transaction with Liberty, and also explained that one of the material conditions to Prisa entering into a business combination agreement with Liberty would be that the shareholdings of Prisa’s controlling shareholder group would not be reduced below 30% of the total outstanding share capital on a fully diluted basis.

Over the course of the next two weeks, the parties’ financial and legal advisors continued to exchange information and explore the possibility of a business combination involving Liberty and Prisa. On December 21, 2009, Liberty’s legal counsel provided a preliminary term sheet to Prisa’s legal counsel outlining a preliminary structure and proposed terms for a potential business combination transaction between Liberty and Prisa, which term sheet included the economic terms that Liberty’s financial advisor had provided Prisa’s financial advisor with on December 9, i.e., that based on a transaction price per Prisa ordinary share and exchange rate to be agreed, Liberty’s securityholders would receive $11.00 in value of Prisa shares for each outstanding Liberty share and warrantholders would receive, in the aggregate, the equivalent share consideration in respect of up to 10.45 million Liberty shares plus $50 million (corresponding to an aggregate value of $2.15 to be received in the form of cash and Prisa shares) for each outstanding Liberty warrant, without resulting in a level of dilution that would be unacceptable to Prisa.

Between December 22, 2009 and January 4, 2010, representatives of Liberty’s and Prisa’s financial and legal advisors participated in various discussions regarding the proposed terms and legal structure of the proposed business combination.

Also, during mid to late December 2009, in connection with Prisa’s continuing discussions with its lenders regarding the restructuring of Prisa’s debt, representatives of Prisa’s financial advisor and representatives of Liberty and its financial advisor discussed Liberty’s interest in a possible business combination transaction involving Prisa with the representatives of the lenders under Prisa’s bridge loan agreement and syndicated loan facility and the potential terms for the transaction being discussed between the parties.

On January 4, 2010, Prisa’s financial advisor provided Liberty an outline of the proposed terms for a restructuring of Prisa’s outstanding debt from representatives of the lenders under Prisa’s bridge loan agreement and syndicated loan facility. The outline provided that the funds available upon completion of the agreed upon minority stakes sales and upon completion of the business combination transaction with Liberty would be subsequently used to pre-pay debt, optimizing Prisa’s capital structure and normalizing working capital needs within the company.

On January 11, 2010, Prisa’s legal counsel provided Liberty’s legal counsel with a revised term sheet for discussion purposes. Over the next several days, representatives of the parties and their financial and legal advisors discussed by telephone and in person, and exchanged drafts regarding, the proposed terms and structure of the proposed business combination.

On January 13, 2010, Liberty and Prisa executed a preliminary letter of intent outlining non-binding terms for a potential business combination on the basis of providing consideration valued at $11.00 (consisting of a mix of Prisa ordinary and convertible non-voting shares) for each Liberty share exchanged in the transaction and the Liberty warrants being exchanged in the aggregate for the equivalent share consideration in respect of 10.45 million Liberty shares plus $50 million (corresponding to an aggregate value of $2.15 to be received in the form of cash and Prisa shares for each outstanding Liberty warrant), in each case based on the volume-weighted average closing price of Prisa ordinary shares for the 30 days preceding execution of definitive agreements and the average dollar to euro exchange rate during that same period, and the transaction being subject to Prisa’s controlling shareholder group retaining at least 30% of Prisa’s post-transaction ordinary shares on fully diluted basis. The preliminary letter of intent also provided for reciprocal due diligence investigations by the parties, and included a mutual “no-shop” period during which neither party would seek an alternative transaction to the proposed business combination, which would begin on the date of determination of an “agreed structure” to permit a Spanish company and a Delaware corporation to effect a business combination transaction on the terms under consideration, and would end on the first to occur of the date on which a definitive agreement with respect to a business combination was signed or March 1, 2010.

From mid to late January 2010, representatives of Liberty, Prisa, and their respective financial advisors and legal counsels participated in multiple meetings and conference calls to conduct their respective due diligence investigations and to discuss the proposed terms of a business combination. During this period, the parties and their legal counsel discussed structuring alternatives for a business combination of Liberty and Prisa, and determined that the most desirable structure to effect the proposed business combination in light of Spanish and U.S. legal requirements was through a direct exchange between Prisa and the security holders of Liberty upon Liberty’s reincorporation as a Virginia corporation. On January 26, 2010, Liberty and Prisa entered into a letter agreement in which they each acknowledged that the date of determination of an “agreed structure” was January 26, 2010, thereby beginning the mutual no-shop period, and Liberty and Prisa entered into a mutual confidentiality agreement.

On January 31, 2010, Liberty’s legal counsel provided Prisa’s legal counsels with an initial draft of the original business combination agreement and original warrant agreement amendment.

During the period from February 6 through March 5, 2010, representatives of Prisa and Liberty and their financial and legal advisors participated in telephonic conference calls and met in person to conduct additional due diligence and to further discuss the proposed business combination. Also during this period, the legal counsels to Liberty and Prisa exchanged drafts and negotiated the terms of the original business combination agreement, original warrant agreement amendment, sponsors’ support agreement and other ancillary transaction documents. As Prisa required, the parties agreed that the original business combination agreement would be governed by Spanish law, and Messrs. Berggruen and Franklin agreed to enter into an indemnification agreement to indemnify Prisa for certain potential pre-closing liabilities of Liberty. During that period, Liberty and Prisa also agreed on a term sheet that contained the material terms of the transaction that was to be used in Prisa’s discussions with the CNMV regarding the transaction.

On February 17, 2010, Prisa received a request from the CNMV to issue a hecho relevante (a public statement of relevant information) to confirm that Prisa was engaged in discussions with potential investors in conjunction with Prisa’s previously announced debt restructuring process. Prisa released the hecho relevante confirming discussions later that day. On a further request from the CNMV, Prisa issued another hecho relevante on February 23, 2010 to confirm that Prisa was in discussions with international investors for an investment of €450 to €600 million, and that the potential transaction would cause the shareholdings by Prisa’s controlling shareholder group to be diluted but that it was expected that the current control group would remain in control after completion of any such transaction.

At a meeting held on February 18, 2010, the non-binding terms and conditions contained in the letter of intent were described to the board of directors of Prisa.

On February 24, 2010, Liberty’s board of directors held a meeting during which Mr. Franklin advised the full board of directors on the status of the proposed business combination and stated that negotiations were substantially complete, subject to the satisfactory negotiation of certain remaining matters discussed with the board. In addition, Liberty’s financial advisor presented the terms of the proposed business combination. At the meeting, the Liberty board received input from Liberty’s chairman and chief executive officer and Liberty’s financial advisors regarding the transaction terms and consideration to be received by Liberty’s stockholders and warrantholders at that time, management’s investment thesis, which specifically referenced an attractive valuation opportunity, Prisa’s growth prospects and cash flow and revenues, a favorable industry outlook, Prisa’s competitive advantages and leading market positions, and the benefits of restructuring Prisa’s indebtedness, including by using the funds held in Liberty’s trust account. The Liberty board also received information compiled by Liberty’s management and financial advisors with respect to certain transaction risks and related mitigating factors at that time, certain valuation benchmarks and valuation comparisons against certain of Liberty’s peer companies at that time, a summary of Prisa’s trading history and concentrated ownership at that time and the proposed capitalization of the combined company at that time. The Liberty board did not receive any recommendation from Liberty’s financial advisor with respect to the business combination nor any report or opinion from Liberty’s financial advisor with respect to the fairness of the business combination or the fairness of the consideration to be issued pursuant to the business combination. Liberty did not impose any limitation on the scope of its financial advisor’s investigation or analysis in connection with the materials prepared for the board or the additional presentations discussed below. Liberty’s U.S. legal counsel then provided a detailed summary of the transaction documents and a summary of the due diligence of Prisa undertaken by Liberty and Liberty’s advisors. The board was advised that Liberty had been afforded a limited period of time (3 weeks) to conduct due diligence, which limited period was mitigated by the fact that Prisa was a publicly traded company with continuing disclosure obligations in Spain with respect to material weaknesses. Liberty’s board of directors, by a unanimous vote, subject to the satisfactory negotiation of the unresolved matters discussed with the board, approved and declared advisable the original business combination agreement, the original warrant amendment, the sponsors’ support agreement and the related transactions with such changes as Liberty’s officers may approve, and resolved to recommend that Liberty’s stockholders vote in favor of the proposals at a special meeting of stockholders to be held to vote on the business combination proposal and at a special meeting of warrantholders to be held on the warrant amendment proposal. Representatives of Liberty, Prisa and their respective financial advisors and legal counsels then continued to negotiate and finalize the remaining unresolved points in the original business combination agreement and related transaction documents. A copy of the materials prepared by Liberty’s financial advisor for the Liberty board for its meeting on February 24, 2010 has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, although Liberty does not believe that such materials constitute a report, opinion or appraisal within the meaning of Item 1015(a) of Regulation M-A. The February 24th materials included (i) an overview of the then proposed transaction; (ii) highlights describing Prisa’s business; and (iii) a description of certain transactional risks. While the material is available for review by Liberty stockholders, Liberty cautions that much of such material is out of date.

On February 25, 2010, after news regarding a possible transaction between Prisa and Liberty appeared on the Internet, Prisa issued a hecho relevante confirming discussions with Liberty regarding a possible transaction, but confirmed that at the time, no binding agreement had been signed.

On February 25, 2010, Liberty issued a press release confirming ongoing discussions with Prisa regarding a potential business combination.

Between February 25 and March 5, 2010, representatives of Liberty, Prisa, and their respective financial advisors and legal counsels participated in multiple meetings and conference calls to discuss various business, financial and legal matters relating to the proposed business combination. During this time period, Prisa determined to provide for a rights offering to its shareholders in connection with the proposed business combination of up to a total of €150 million at a price of €3.08 per Prisa ordinary share, and Prisa’s controlling shareholder group agreed not to exercise its rights in the rights offering. Also during this period,

Liberty requested, and Prisa agreed to include in the original business combination agreement, that Liberty’s obligation to complete the business combination be additionally conditioned on Prisa having entered into a new employment agreement with Mr. Cebrián on terms mutually acceptable to Prisa and Mr. Cebrián.

On March 5, 2010, the parties finalized the exchange ratios for the share consideration in the business combination and mix of cash and stock to be received for each Liberty warrant, and the original business combination agreement and related transaction documents were completed and executed by the parties to the agreements. After the closing of the financial markets in Madrid on March 5, 2010, Prisa and Liberty issued a joint press release announcing the execution of the original business combination agreement, and Prisa issued a hecho relevante.

On March 15, 2010, Prisa and Liberty amended the original business combination agreement to extend, to April 5, 2010, the date on which Liberty would have the right to terminate the agreement if the agent for Prisa’s syndicated senior lenders had not notified Prisa by such date that each of the lenders under such facility had consented to the terms for the restructuring agreed to between Prisa and the agent. No other amendments or modifications were made to the original business combination agreement at this time. On April 5, 2010, the parties further amended the original business combination agreement only to extend such date to April 19, 2010.

From March 11 through May 7, 2010, representatives of Liberty, Prisa, and their respective financial advisors and legal counsels exchanged drafts of this proxy statement/prospectus and participated in various drafting sessions with respect to this proxy statement/prospectus.

Based upon input received from stockholders and warrantholders during the course of investor meetings attended by representatives of Liberty and Prisa during the week of April 5, 2010, Mr. Franklin met with Mr. Cebrián and discussed the possibility of revising certain terms of the business combination. At Messrs. Franklin’s and Cebrián’s request, on April 10, 2010, Liberty’s financial advisors and legal advisors began discussions with Prisa’s financial advisors and legal advisors regarding proposed changes to the structure of the business combination based on comments received from Messrs. Franklin and Cebrián. Over the next several days, representatives of the parties and their financial and legal advisors discussed by telephone and in person the proposed revised terms and structure of the business combination.

On April 14, 2010, at a meeting of the executive committee of Prisa, Mr. Cebrián described the proposed revised terms and structure of the business combination to the members of the committee. The executive committee then authorized Mr. Cebrián to proceed further with negotiating and finalizing a third amendment to the original business combination agreement and related documents on the general terms described by Mr. Cebrián.

On April 19, 2010, Liberty’s board of directors held a meeting during which its directors discussed the proposed changes to the original business combination agreement that had been under discussion between representatives of Prisa and Liberty. Mr. Franklin updated the board regarding the discussions with Prisa. Liberty’s financial advisor presented the terms of the proposed amendments to the business combination. At the meeting, the Liberty board also received input from Liberty’s chairman and chief executive officer and Liberty’s financial advisors regarding the revised transaction terms and revised consideration to be received by Liberty’s stockholders and warrantholders at that time, a summary of Liberty’s and Prisa’s trading history at that time following announcement of the original business combination and a list of Liberty’s significant stockholders and warrantholders at that time. The Liberty board did not receive any recommendation from Liberty’s financial advisor with respect to the business combination nor any report or opinion from Liberty’s financial advisor with respect to the fairness of the business combination or the fairness of the consideration to be issued pursuant to the business combination. Liberty’s U.S. legal counsel then gave a detailed oral summary of the proposed transaction documents. Liberty’s board of directors, by unanimous vote, subject to the satisfactory negotiation of unresolved matters discussed with the board, approved entry into an amendment to the original business combination agreement, including related changes to the original warrant agreement amendment and the form of Prisa by-laws as well as the original sponsor surrender agreement pursuant to which the Liberty sponsors agreed to sell 3,000,000 shares of Liberty common stock to Liberty for nominal consideration, with such changes as Liberty’s officers may approve. A copy of the materials prepared by

Liberty’s financial advisor for the Liberty board for its meeting on April 19, 2010 has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, although Liberty does not believe that such materials constitute a report, opinion or appraisal within the meaning of Item 1015(a) of Regulation M-A. The April 19th materials included (i) a summary of the proposed changes to the business combination agreement from the proposed transaction that had been announced on February 25; (ii) recent share and warrant price/volume with respect to Liberty and Prisa; and (iii) a list of persons whom Liberty believed to be its significant stockholders and warrantholders at that time. While the material is available for review by Liberty stockholders, Liberty cautions that much of such material is out of date.

Representatives of Liberty, Prisa and their respective financial advisors and legal counsels then continued to negotiate and finalize the third amendment to the original business combination agreement and the original sponsor surrender agreement and the related documents. Prisa also determined, on the basis of the changes of the terms in the business combination, to decrease the offering price in the Prisa rights offering to €2.99.

On May 7, 2010, Liberty’s board of directors held a meeting during which its directors discussed the proposed changes to the third amendment to the original business combination agreement, the original sponsor surrender agreement and the related documents. Mr. Franklin advised the board that the negotiations with Prisa were substantially complete. Liberty’s financial advisor presented the revised terms of the proposed amendments to the original business combination. The Liberty board also received input from Liberty’s chairman and chief executive officer and Liberty’s financial advisors regarding recent developments in connection with the transaction, a summary of the revised transaction terms and revised consideration to be received by Liberty’s stockholders and warrantholders at that time and a summary of Liberty’s and Prisa’s trading history at that time following announcement of the original business combination. The Liberty board did not receive any recommendation from Liberty’s financial advisor with respect to the business combination nor any report or opinion from Liberty’s financial advisor with respect to the fairness of the business combination or the fairness of the consideration to be issued pursuant to the business combination. Liberty’s U.S. legal counsel then gave a detailed oral summary of the revised transaction documents. Liberty’s board of directors, by unanimous vote, approved entry into an amendment to the original business combination agreement, including related changes to the original warrant agreement amendment, the form of Prisa by-laws and the sponsor surrender agreement, with such changes as Liberty’s officers may approve. The board also resolved to recommend that Liberty’s stockholders vote in favor of the proposals at a special meeting of stockholders to be held to vote on the business combination proposal and at a special meeting of warrantholders to be held on the warrant amendment proposal. A copy of the materials prepared by Liberty’s financial advisor for the Liberty board for its meeting on May 7, 2010 has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, although Liberty does not believe that such materials constitute a report, opinion or appraisal within the meaning of Item 1015(a) of Regulation M-A. The May 7th materials included (i) a section describing recent developments which affected Prisa since the meeting on April 19, 2010; (ii) a summary of the then proposed changes and impacts to the business combination agreement from the previously proposed transaction; (iii) a tentative deal timeline; (iv) recent share and warrant price/volume with respect to Liberty and Prisa; (v) recent short interest activity (vi) a chart showing the trend of the U.S. Dollar against the Euro; and (vii) a chart showing recent Spain IBEX performance. While the material is available for review by Liberty stockholders, Liberty cautions that much of such material is out of date.

On May 7, 2010, the third amendment to the original business combination agreement, the original sponsor surrender agreement and related agreements were executed by the applicable parties. The third amendment to the original business combination agreement, among other things, adjusted the number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received in respect of each Liberty common share exchanged in the business combination. The form of original warrant agreement amendment was also amended to adjust the number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received in respect of each Liberty warrant exchanged in the warrant exchange. In an effort to increase the target consideration per Liberty common share to $11.26 from $11.00, the amendment also added a covenant and condition precedent whereby Liberty had agreed to purchase (and cancel) three million shares from the Liberty sponsors for nominal consideration prior to the effective time of the reincorporation merger.

The third amendment also modified the terms of the Prisa Class B convertible non-voting shares, including to permit Prisa to pay dividends in-kind by increasing the stated value of the shares, to increase the rate of the minimum dividend following the fifth anniversary of issuance, and to amend the terms relating to the optional conversion of the shares at the election of the holder or Prisa and relating to redemption of the shares by Prisa. The third amendment also eliminated the right of Liberty to terminate the original business combination agreement if the agent for Prisa’s syndicated senior lenders had not notified Prisa by April 19, 2010 that each of the lenders under such facility has consented to the terms for the restructuring agreed to between Prisa and the agent. Liberty Virginia was also joined as a party to the original business combination agreement.

Following the announcement of the third amendment on May 7, 2010, Liberty and Prisa received information from certain of Liberty’s significant stockholders indicating that based upon the then market prices of Prisa’s ordinary shares, the then dollar to Euro exchange rates and the proposed consideration to be received by Liberty’s stockholders in the business combination, such stockholders believed that the consideration to be received by Liberty’s stockholders was a less attractive alternative to redemption of their Liberty shares and, therefore, they were likely to vote against the business combination and elect redemption of their Liberty shares. Therefore, Liberty and Prisa began separately considering potential further changes to the transaction terms. During the week of May 24, 2010, Mr. Franklin met with Mr. Cebrián and discussed the possibility of further revising certain terms of the business combination. At Messrs. Franklin’s and Cebrián’s request, on May 29, 2010, Liberty’s financial advisors and legal financial advisors began discussions with Prisa’s financial advisors and legal advisors regarding proposed changes to the terms and structure of the business combination based on comments received from Messrs. Franklin and Cebrián. Over the next several weeks, representatives of the parties and their financial and legal advisors discussed by telephone and in person the proposed revised terms and structure of the business combination. In connection with revising the terms and structure of the business combination, the parties discussed the possibility of replacing the proposed Prisa rights offering with the issuance of the Prisa warrants to Prisa’s existing shareholders.

During the course of the discussions regarding the revised terms and structure of the business combination, representatives of Liberty and its financial advisors also engaged in separate discussions with various third party investors seeking additional funding for Liberty in order to provide funds for the cash election alternative to be provided to Liberty’s stockholders.

On June 16, 2010, at a meeting of the executive committee of Prisa, Mr. Cebrián described the proposed revised terms and structure of the business combination to the members of the committee. The executive committee authorized Mr. Cebrián to proceed further with negotiating the amended and restated business combination agreement and related documents on the general terms described by Mr. Cebrián. Later in June and during the course of July, Mr. Cebrián discussed the status of the ongoing discussions between the parties with the Prisa board of directors and the executive committee.

On July 23, 2010, Liberty’s board of directors held a meeting during which they discussed the proposed changes to the business combination that had been under discussion between representatives of Prisa and Liberty. Mr. Franklin updated the board regarding the discussions with Prisa and the latest developments regarding such proposed changes. Liberty’s financial advisor described the terms of the proposed amendments to the business combination as of that date, based upon the latest discussions with Prisa. Liberty’s US legal counsel then gave a verbal summary of the changes to the proposed transaction documents. Liberty’s board of directors, by unanimous vote, subject to the satisfactory negotiation of the still unresolved matters discussed with the board, approved continued negotiations regarding the amended and restated business combination agreement, including related changes to the warrant agreement amendment, the form of Prisa bylaws and the amended and restated sponsor surrender agreement, subject to final review and approval by the board of directors of all proposed transaction documents.

A copy of the materials prepared for the Liberty board for its meeting on July 23, 2010 has been filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, although Liberty does not believe that such materials constitute a report, opinion or appraisal within the meaning of Item 1015(a) of Regulation M-A. Liberty’s board of directors did not obtain a fairness opinion with respect to the proposed business combination. The July 23rd materials included (i) a section describing recent news and developments which affected Prisa since the initial filing of the registration statement on May 7, 2010; (ii) Prisa’s publicly reported financial results and other business highlights for the first half of 2010; (iii) a summary of the proposed changes to the business combination agreement from the proposed transaction that had been announced on May 7, 2010; (iv) a description of the proposed sale of shares of Liberty preferred stock; (v) a list of examples of European transactions that included mandatorily convertible preferred instruments; (vi) an illustration of the proposed consideration and price protection to be provided to Liberty’s equityholders; (vii) an expected time line to closing; (viii) recent share and warrant price/volume with respect to Liberty and Prisa; (ix) a chart showing the trend of the U.S. Dollar against the Euro; (x) a list of persons whom Liberty believed to be its significant stockholders at that time; and (xi) a description of the $10.00 cash election alternative proposed to be offered to Liberty’s stockholders. The materials did not include any recommendation by Liberty’s financial advisor with respect to the business combination nor any report or opinion by Liberty’s financial advisor with respect to the fairness of the business combination or the fairness of the consideration to be issued pursuant to the business combination.

The July 23rd materials included a summary of the principal proposed changes to the business combination agreement from the proposed transaction provided for in the May 7, 2010 amendments to the business combination agreement. The principal transaction terms provided for in the business combination agreement as amended on May 7, 2010 included: (i) a total of three million shares of Liberty common stock to be purchased from Liberty’s sponsors by Liberty for nominal consideration; (ii) an exchange ratio in the share exchange of 1.173 Prisa Class A ordinary shares and 0.563 Prisa Class B convertible non-voting shares for each share of Liberty common stock with no cash consideration; (iii) an exchange ratio pursuant to the warrant agreement amendment of 0.115 Prisa Class A ordinary shares and 0.055 Prisa Class B convertible non-voting shares and $1.04 in cash for each Liberty warrant; (iv) no warrants or other consideration to be issued to Prisa’s existing shareholders, however a rights offering to the existing Prisa shareholders was contemplated; and (v) for the Prisa Class B convertible non-voting shares, a stated value of €7.331 per share, a strike price for conversion of €3.75, an initial yield of 7% (with a step up to 9% from year 5 to year 7), a right on the part of Prisa to force conversion based on the share price of Prisa ordinary shares exceeding specified price levels, a redemption right for the benefit of Prisa after year 5, subject to the share price of Prisa ordinary shares being below a specified price level, and no conversion feature at the option the holder. The July 23rd materials identified the following principal impacts on the parties of the proposed changes from the May 7, 2010 deal terms: a decrease in the anticipated total cash to Prisa (assuming no redemptions by Liberty stockholders) from $903 million to $854 million, an increased anticipated value to Liberty public stockholders and warrantholders, and an increase in the percentage ownership of Prisa by Liberty’s former stockholders and warrantholders.

In addition to information described elsewhere in this proxy statement/prospectus, the July 23rd materials contained a summary of the proposed consideration to Liberty’s stockholders, which identified the following factors that were expected to affect the market value of the Prisa Class B non-voting convertible shares to be issued in the business combination: (i) offering the Class B convertible non-voting shares in the business combination would be similar to offering existing Prisa ordinary shares, with the additional protection to shareholders of an embedded “put” spread plus fixed dividends of €0.175 per share annum; (ii) investors would have an opportunity to benefit from any future appreciation of the Prisa ordinary shares above €2.00 per share, while assuming the downside risk below €1.50 per share; (iii) an expectation that the theoretical market valuation of the Class B convertible non-voting shares as of July 20, 2010 would be relatively close to the closing price of Prisa’s ordinary shares on July 20, 2010 of approximately €2.00 per share, subject to valuation assumptions made by individual investors, such as borrowing costs and volatility; and (iv) the proposed Class B convertible non-voting shares were of a type more common in the market than, and would be more familiar to investors than, the Class B security previously proposed to be issued in the share exchange.

The July 23rd materials also contained an illustrative valuation of the proposed consideration to Liberty equityholders as well as of the downside protection for a range of hypothetical market prices for the Prisa ordinary shares and exchange rates. The illustrative aggregate value stated in the materials of the consideration to be received for each share of Liberty common stock in the business combination was $12.085 (including the value of future potential dividends), consisting of an assumed value of $3.84 for 1.5 Prisa Class A ordinary shares, $7.75 for 3 Prisa Class B convertible non-voting shares and $0.50 in cash. The illustrative aggregate value stated in the materials of the consideration to be received for each Liberty warrant in the business combination was $2.05, consisting of an assumed value of $1.15 for 0.45 Prisa Class A ordinary shares and $0.90 in cash. Those illustrative valuations were based on the trading price of Prisa’s ordinary shares on July 20, 2010 of €1.98 and a dollar/euro exchange rate on that date of 1.292. To illustrate the downside protection of the mixed consideration at the dollar/euro exchange rate on July 20, 2010 of 1.292, the materials showed the assumed aggregate value of the mixed consideration over a range of hypothetical trading prices of Prisa’s ordinary shares, as follows:

Assumed market
Prisa ordinary	value of mixed
share price	consideration

€1.98	$12.09
€2.00	$12.12
€1.75	$11.64
€1.50	$11.16
€1.25	$9.38
€1.00	$7.60

The materials also showed the assumed aggregate value of the mixed consideration at various trading prices of Prisa’s ordinary shares (in a range between €1.00 to €3.00) and dollar/euro exchange rates (in a range from 1.20 to 1.35), resulting in an illustrative minimum valuation within those ranges of $7.10 (assuming a price of Prisa’s ordinary shares of €1.00 and a dollar/euro exchange rate of 1.20) and an illustrative maximum valuation within those ranges of $18.73 (assuming a price of Prisa’s ordinary shares of €3.00 and a dollar/euro exchange rate of 1.35).

Representatives of Liberty, Prisa and their respective financial advisors and legal counsels then continued to negotiate and finalize the amended and restated business combination agreement, the amended and restated sponsor surrender agreement and the related documents.

During the week of July 26, 2010, representatives of Prisa explained the proposed revised terms and structure of the business combination to the CNMV. Based upon these discussions, the parties determined to provide for the issuance of Prisa warrants to Prisa’s current shareholders in connection with the proposed business combination, but also determined, in the alternative, to provide for a rights offering, or a rights offering combined with an alternative issuance of Prisa warrants, if required by the CNMV.

On August 1, 2010, Liberty’s board of directors held a meeting during which its directors discussed the amended and restated business combination agreement, the amended and restated sponsor surrender agreement and related documents. Mr. Franklin advised the board that the negotiations with Prisa were substantially complete, subject to resolution of a few remaining matters. Liberty’s financial advisor gave an oral presentation summarizing the revised terms and structure of the business combination (no written materials from the financial advisor were provided at that time) and Liberty’s US legal counsel summarized the amended and restated business combination agreement and other transaction documents and the additional diligence which had been conducted since February. Liberty’s board of directors, subject to the satisfactory negotiation of the unresolved matters discussed with the board and the finalization of the terms of the preferred stock purchase agreements with the third party investors, unanimously approved the issuance and sale of the preferred stock and entry into the amended and restated business combination agreement, including the addition of the $10.00 per share cash alternative and related changes to the warrant agreement amendment, the form of Prisa by-laws and the amended and restated sponsor surrender agreement, with such changes as Liberty’s officers may approve to resolve any remaining open items. In addition, Liberty’s board of directors unanimously approved and declared advisable the amended and restated business combination agreement and unanimously recommended to the stockholders and warrantholders of Liberty that they vote “FOR” each of the proposals set forth in this proxy statement/prospectus. The board also ratified certain matters ancillary to the business combination and documents affecting such matters.

On August 4, 2010, the amended and restated business combination agreement, the amended and restated sponsor surrender agreement and related agreements were executed by the applicable parties. In addition, on August 4, 2010, Liberty entered into separate preferred stock purchase agreements with Liberty’s sponsors and third party investors to sell $400 million of Liberty preferred stock.

The amended and restated business combination agreement, among other things, provides for a cash election alternative for holders of Liberty’s common stock, adjusts the number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received in respect of each share of Liberty common stock exchanged in the business combination and provides for an additional cash payment to those holders of shares of Liberty common stock that elect to receive Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares instead of all cash. The amended and restated business combination agreement also provided for the treatment of the shares of Liberty preferred stock in the share exchange and described the consideration to be received by each series of preferred stock under various scenarios relating to the amount of shares of Liberty common stock for which the $10.00 per share cash alternative was selected or for which redemption rights were exercised. The form of warrant agreement amendment was also amended to adjust the cash and number of Prisa Class A ordinary shares to be received in respect of each Liberty warrant exchanged in the warrant exchange, including eliminating receipt by Liberty warrantholders of Prisa Class B convertible non-voting shares in the warrant exchange. The amended and restated business combination agreement revised the covenant and condition precedent relating to the amended and restated sponsor surrender agreement so that Liberty has now agreed to purchase warrants in addition to shares of Liberty common stock from the sponsors for nominal consideration prior to the effective time of the reincorporation merger.

The amended and restated business combination agreement also modified the terms of the Prisa Class B convertible non-voting shares, including revising the amount of the dividend, eliminating the ability of Prisa to pay dividends in-kind on the Prisa Class B convertible non-voting shares, amending the terms relating to the optional conversion of the shares at the election of the holder and providing for a mandatory conversion three and one-half years after issuance.

On August 13, 2010, Liberty entered into additional preferred stock purchase agreements with third-party investors to sell an additional $100 million of Liberty preferred stock. As a result of this last purchase, the provisions of Amendment No. 1 to the business combination agreement automatically came into effect, providing for the treatment of the additional Liberty preferred stock in the share exchange and modifications to the closing conditions and termination provisions to reflect the increased level of proceeds from the sale of the additional preferred stock.

From August 5 through August 19, and again from September 8 through the date hereof, representatives of Liberty, Prisa, and their respective financial advisors and legal counsels exchanged drafts of this proxy statement/prospectus.

Liberty’s Reasons for the Business Combination and Recommendation of Liberty’s Board of Directors

Liberty’s board of directors, having determined that the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders, unanimously approved and declared advisable the business combination, the amended and restated business combination agreement and all related transactions.

Based upon reported Prisa financial statements and the price of Prisa shares at the time of execution of the amended and restated business combination agreement, Liberty’s board of directors determined the enterprise value of Prisa prior to the contemplated business combination, which reflects an enterprise value of approximately $8 billion, satisfies the test for a permissible business combination under Liberty’s restated certificate of incorporation. In light of the uncertainty of Prisa’s ability to consummate its proposed debt restructuring and related asset dispositions, which restructuring is contingent upon Prisa’s satisfaction of a number of conditions, including the completion of the business combination, Liberty’s board of directors determined Prisa’s enterprise value by valuing Prisa’s outstanding debt at face value and without taking into effect the results of the business combination or Prisa’s proposed debt restructuring and related asset dispositions. Liberty’s board of directors believed that the proposed debt restructuring and related asset dispositions, if completed, would increase Prisa’s enterprise value.

Liberty has been in search of a business combination partner since its IPO in December 2007, and Liberty’s board of directors considered a wide variety of factors in connection with its evaluation and recommendation to approve the business combination with Prisa. In arriving at its determination to approve the business combination and its terms, Liberty’s board of directors considered a number of factors, including, but not limited to:

•	Prisa’s leading market positions across several businesses and geographic markets, including audiovisual, publishing, newspapers and magazines and radio;

•	the belief by Liberty’s board of directors that Prisa’s diversity of businesses and growth prospects and the quality and strength of Prisa’s management team will provide Liberty’s stockholders with a unique opportunity to acquire, and participate in, an established company with not only leading market positions across several business segments and geographic markets, but with significant growth potential, particularly in Latin America, the United States and other dynamic global markets;

•	information with respect to the financial condition, results of operations and businesses of Prisa, on both an historical and prospective basis. Liberty’s board of directors believes that Prisa has strong brands, providing it with a leading market position in several businesses and geographies, and a proven ability to grow its operations, including the infrastructure necessary for additional growth;

•	its view of the ability of Prisa to expand its business both in existing and new markets. Prisa’s management believes that there are significant opportunities for Prisa to expand its businesses geographically into Latin America, the United States and other dynamic global markets, as well as opportunities to expand Prisa’s business in its existing markets;

•	the fact that it is a condition to the obligations of the parties to effect the business combination that Prisa has successfully restructured its existing debt obligations of approximately €4.84 billion. In connection with such debt restructuring, Prisa will need to complete the proposed asset dispositions described elsewhere in this proxy statement/prospectus. In connection with reaching its conclusion regarding this factor, Liberty’s board reviewed pro forma financial information that gave effect to the debt restructuring, asset dispositions and the consummation of the business combination upon the terms described herein. Based upon its review of such pro forma financial information, Liberty’s board believes that if Prisa is able to successfully restructure its existing debt and complete the proposed asset dispositions, then following the consummation of the business combination, Prisa will be significantly deleveraged and have more favorable debt terms, which should, among other things, allow management to focus on growth strategy and enhance the capital and liquidity available to support such strategy. Prisa has entered into various agreements regarding such asset dispositions and anticipates closing such transactions prior to the end of 2010. However, there can be no assurances that all of such transactions will be completed. Liberty’s board of directors was aware of this, which is why the business combination agreement contains a condition that the debt restructuring occur substantially simultaneously with the closing of the business combination;

•	the significant increase in the market float and market capitalization of Prisa as a result of the business combination, including diversifying Prisa’s investor base towards the U.S. market, which Liberty’s board of directors believes will attract a new investor base for Prisa;

•	the attractive valuation at which the stockholders of Liberty will be acquiring Prisa shares, including the fact that when the original business combination agreement was entered into on March 5, 2010, the price was at a five percent discount to the 30-day trading high of Prisa’s ordinary shares, a 21% discount to the 52-week trading high of Prisa’s ordinary shares and an 80% discount to the three-year trading high of Prisa’s ordinary shares. Liberty’s board of directors took note of the fact that the exchange ratio was fixed and would not fluctuate based upon changes in the price of Prisa’s ordinary shares between the date of the signing of the original business combination agreement and the closing date of the proposed business combination. To that end, Liberty’s board of directors and Prisa renegotiated the exchange ratio two times to, among other things, take into account changes in the exchange rate and the market price of Prisa’s ordinary shares following the signing of the original business combination agreement. Liberty’s board believes that the current exchange ratio and other terms of the consideration to be received by Liberty’s stockholders are attractive because they provide even more Prisa shares to Liberty’s stockholders and the revised terms of the Prisa Class B convertible non-voting shares provide that they will (i) be immediately convertible by the holders thereof, (ii) have protection against reductions in the market price of Prisa’s ordinary shares in the case of automatic conversion 42 months after the consummation of the business combination (by increasing the conversion ratio of such shares in the event the volume weighted average price of the Prisa Class A ordinary shares during the twenty trading days preceding conversion falls below €2.00 per share) and (iii) provide for greater likelihood of payment of dividends on such shares; and

•	the Liberty board’s belief that the business combination with Prisa was preferable to any other transaction available to Liberty at the time the original business combination agreement was entered into to enhance stockholder value. At the time that Liberty’s board approved the original business combination agreement any other transactions that may have been available to Liberty were at a very preliminary stage, and at the time Liberty’s board approved the amended and restated business combination agreement no other transactions were available to Liberty. Specifically, prior to the time that Liberty’s board approved the original business combination agreement, Liberty had not made any meaningful progress in negotiating a business combination with any other party, but rather, had only entered into non-disclosure agreements with four companies: a U.S.-based securities and investment banking firm, a U.K.-based investment management company, an international fashion company and an entertainment production and distribution company. Prior to the time that Liberty’s board approved the original business combination agreement, Liberty had only proceeded as far as delivering an indicative term sheet to one such company (the fashion company) and discussions with such company had terminated. In considering the original proposed business combination with Prisa, Liberty’s board gave consideration to whether Liberty had adequate opportunity to conduct an appropriately thorough due diligence review of the business and affairs of Prisa. Although Liberty had a limited amount of time (approximately three weeks) during which it had access to the books, records, management and other non-public information regarding Prisa, Liberty and its advisors had extensive access during that period. Liberty’s board also took into account that, as a public company, substantial information regarding Prisa and its business was publicly available, and had been reviewed by Liberty and its advisors, over a period of several months since November 2009. In addition to conducting a thorough due diligence review of Prisa itself, prior to signing the initial business combination agreement Liberty was able to evaluate to its satisfaction the industry and competitive landscape of Prisa’s various businesses. Accordingly, Liberty believes that its due diligence investigation prior to entering into the original business combination agreement was consistent with the level of due diligence typically undertaken in connection with private equity investments in public companies, and thus satisfied the standard for due diligence review set forth in Liberty’s IPO prospectus, which stated that Liberty’s sponsors would use the same disciplined approach in acquiring target businesses on Liberty’s behalf as they use in connection with private equity investing, and would engage in extensive due diligence from the perspective of a long-term investor. In addition, over the course of time leading up to the amended and restated business combination agreement, Liberty and its advisors had substantial and additional time and continued access to Prisa’s books, records and management so as to permit Liberty and its advisors to continue and update their due diligence review. As a result, Liberty believes that its due diligence investigation prior to entering into the amended and restated business combination agreement was also consistent with the disclosure in Liberty’s IPO prospectus regarding the due diligence approach to be undertaken by Liberty’s sponsors.

Liberty’s board of directors believes that each of the above factors supported its determination to approve the business combination and recommend the approval of the business combination. In addition, Liberty’s board of directors considered a number of additional factors in evaluating the business combination with Prisa, including, but not limited to, the following:

•	the regulatory environment for Prisa and its businesses in Spain, Europe, Latin America and the United States, including compliance and internal auditing requirements, business codes of conduct, restrictions on changes of control, consumer complaints and compensation and anti-money laundering regulations and procedures;

•	the terms and conditions of the original business combination agreement, the amended and restated business combination agreement and related transaction documents; and

•	the results of Liberty’s and its advisors legal, financial and accounting due diligence review of Prisa, including on aspects of Prisa’s operations and corporate structure, regulatory oversight, banking and finance relationships, employment matters, intellectual property, information technology and data protection, litigation, real estate, pensions and tax issues.

Liberty’s board of directors also considered the following potentially negative factors, among others, including certain risk factors discussed under “Risk Factors,” in its deliberations concerning the business combination:

•	the competitive nature of the media business in general, and in the markets in which Prisa operates, including the likelihood of industry consolidation and increased competition, and the fact that Prisa may not be able to achieve the anticipated growth in the markets in which it currently operates, the United States and other markets;

•	the possibility that the benefits anticipated from the business combination, including the proposed debt restructuring and the asset dispositions, might not be achieved or might not occur as rapidly or to the extent or on the same terms as currently anticipated;

•	the risk that Prisa might not perform on a prospective basis as well as it has performed historically;

•	the risk that the current public stockholders of Liberty would either elect to receive cash for their shares of Liberty common stock pursuant to the cash election alternative or vote against the business combination and exercise their redemption rights in connection with the business combination, thereby reducing the amount of cash available to Prisa from Liberty’s trust fund following the business combination if in excess of $225 million is required to satisfy these requirements (which amount up to $225 million would come from the sale of Liberty’s preferred stock);

•	as described under “Proposals to be Considered by the Liberty Stockholders — The Business Combination Proposal — Interests of Liberty’s Directors and Executive Officer in the Business Combination,” the interests of Liberty’s directors and executive officer in the business combination, which interests are different from, or in addition to, the interests of Liberty’s stockholders and warrantholders, including:

•	Liberty’s restated certificate of incorporation provides that if no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation and, in the event of a dissolution, the Liberty shares and warrants held by Liberty’s founders and Liberty’s sponsors will become worthless;

•	Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination;

•	Mr. Nicolas Berggruen and Mr. Martin Franklin, each of whom controls one of Liberty’s sponsors and is a member of Liberty’s board of directors, have agreed that, if Liberty dissolves prior to the consummation of a business combination, they will personally jointly and severally indemnify Liberty for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by Liberty for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in Liberty’s trust account;

•	Mr. Nicolas Berggruen and Mr. Martin Franklin have agreed that they will personally, jointly and severally indemnify Prisa for any and all loss, liability, obligation, damage, cost, expense, fine or penalty, interest, tax, assessment, judgment or deficiency of any nature whatsoever (which we refer to collectively as damages) which Prisa may become subject to as a result of or in connection with the business combination regardless of whether the damages arise at, before or after the closing and are based on circumstances existing on or before the closing related to any liabilities of Liberty, excluding claims arising from, as a result of or in connection with Liberty entering into the business combination. Messrs. Berggruen’s and Franklin’s indemnification obligations are subject to certain thresholds for individual claims, a deductible and a limit on their total liability, and they are limited to claims for indemnification made by Prisa prior to March 5, 2015.

•	the fact that, consistent with other comparable transactions involving publicly traded companies, there are no post closing indemnification obligations set forth in the business combination agreement.

In the view of Liberty’s board of directors, these potentially countervailing factors did not, individually or in the aggregate, outweigh the advantages of the business combination.

In negotiating and structuring the business combination, Liberty’s board of directors considered certain traditional metrics in evaluating businesses, including multiples of historic cash flow, multiples of historic revenue, the historical trading history of Prisa’s ordinary shares and comparable company trading multiples. Liberty’s board of directors determined not to obtain a fairness opinion for the following reasons: (i) Liberty’s internal ability to value Prisa against publicly traded companies that it viewed as comparable to Prisa and other market index measures; (ii) the board of directors’ general exercise of its business judgment; and (iii) the board of directors’ knowledge that the value of the proposed business combination to Liberty stockholders would be tested by the market and factors that Liberty’s public stockholders deem relevant, and that stockholders holding 30% of Liberty’s publicly-held shares could effectively veto the proposed business combination if they did not deem such valuation to be fair. Therefore, Liberty’s board of directors did not undertake the kind of in depth analysis that a financial advisor would have undertaken in the rendering of a fairness opinion. The board did, however, reach its own determination, without relying on the ability of Liberty’s public stockholders to effectively veto the proposed business combination, that the business combination is fair to Liberty’s stockholders.

Liberty’s board of directors believed that Liberty’s stockholders would determine the value of the proposed business combination to such stockholders by reviewing the terms of the business combination, including the consideration to be received by Liberty’s stockholders and warrantholders in the business combination and the terms of the Prisa shares to be received in the business combination, and by taking into account such market and valuation factors that each of such stockholders, or such stockholder’s financial advisors, deemed relevant. Such factors could include a review of the business and financial information of Prisa contained in this proxy statement/prospectus and in Prisa’s other public filings as well as one or more of the valuation metrics described below as used by Liberty’s board of directors. Liberty’s board of directors also took into account that a significant portion of Liberty’s stockholders are institutions which, in the ordinary course of their businesses, conduct independent valuations of companies and investments for their own account or for the account of their customers.

In addition, as a public company with no operations, Liberty’s board of directors believed Liberty’s shares would trade at what the marketplace believes is the value of the business combination with Prisa.

In considering the ability of Liberty’s public stockholders to effectively veto the proposed business combination, Liberty’s board took into account the limitations on such ability, including that Liberty’s stockholders would not have access to all of the information regarding Prisa and its businesses as was available to Liberty’s board, that the value of Prisa, as a public company, would be subject to market vagaries and that the market price of Liberty’s common stock and Prisa’s ordinary shares may not reflect the actual value of the business combination and may reflect other factors in addition thereto or separate therefrom.

Liberty’s board of directors also noted that Liberty’s stockholders had several options in connection with the business combination. Such stockholders could sell their Liberty shares prior to the closing of the business combination, vote against the business combination and elect redemption of their shares, elect to receive the cash alternative or become shareholders of Prisa by electing to receive the mixed consideration.

In determining not to obtain a fairness opinion, Liberty’s board of directors relied on the experience of the directors and executive officer of Liberty in reviewing the valuation of Prisa. Liberty’s Chairman, Martin Franklin, and its Chief Executive Officer, Nicolas Berggruen, with the assistance of Liberty’s financial advisor, Tegris, and its legal counsel, Greenberg Traurig LLP, negotiated the economic and other terms of the business combination with representatives of Prisa. Messrs. Franklin and Berggruen provided Liberty’s three other directors (James Hauslein, Nathan Gantcher and Paul Guenther) with periodic updates regarding the status of those negotiations. The members of Liberty’s board of directors have long and diverse experience in operational management, investments and financial management and analysis:

•	Mr. Franklin has served as chairman and chief executive officer of Jarden Corporation, a broad-based consumer products company, since 2001, where he has presided over numerous acquisitions as well as being actively involved in operational management. Mr. Franklin also serves on the board of directors of GLG Partners, Inc., a leading alternative asset manager, and Kenneth Cole Productions, Inc. and served as chairman of Liberty Acquisition Holdings (International) Company, another blank check company, from January 2008 until its acquisition of the Pearl Group in September 2009.

•	Mr. Berggruen founded what became Berggruen Holdings, Inc. in 1984 to act as investment advisor to a Berggruen family trust that has made over 50 control and non-control direct investments in operating businesses since 1984. Mr. Berggruen has served as the president of Berggruen Holdings, Inc. since its inception. In 1984 he also co-founded Alpha Investment Management, a multi-billion dollar hedge fund management company that was sold to Safra Bank in 2004. Mr. Berggruen also served on the board of directors of Liberty Acquisition Holdings (International) Company, another blank check company, from January 2008 until its acquisition of the Pearl Group in September 2009.

•	Mr. Hauslein has served as President of Hauslein & Company, a private equity firm, since May 1991. From July 1991 to April 2001, he served as Chairman of Sunglass Hut International, Inc., where he presided over numerous acquisitions and was actively involved in operational management. Mr. Hauslein has also served as a director of two other blank check companies formed to complete business combinations with operating businesses, and currently serves as a director of GLG Partners, a leading alternative asset manager, and Elephant Capital PLC, a listed private equity and investment management business.

•	Mr. Gantcher has served as a Managing Member of EXOP Capital LLC, a private investment firm, since 2005. From 2002 to 2004, he served as Co-chairman and CEO of Alpha Investment Management LLC until it was sold to Safra National Bank. From 1997 to 2002, Mr. Gantcher served as the Vice Chairman of CIBC World Markets Corporation, the U.S. Section broker/dealer of Canadian Imperial Bank of Commerce (CIBC). CIBC acquired Oppenheimer & Company in November 1997. He is a director of Mack-Cali Realty Corporation, a real estate investment trust, and Liquidnet Holdings, an electronic marketplace for institutional investors.

•	Mr. Guenther served as President of PaineWebber Group, Inc. from January 1994 until his retirement in April 1995. Mr. Guenther served as President of PaineWebber Incorporated from December 1988 until January 1994. Mr. Guenther also currently chairs the Investment Committee of the board of directors of The Guardian Life Insurance Company, is the Chairman of Community & Southern Holding, Inc., a regional bank located in Georgia, and is a member of the board of directors of RS Investments, an investment management firm.

Liberty’s board of directors believes that this experience made the board of directors highly qualified to determine Prisa’s value and assess the merits of the business combination.

Liberty, with assistance from Tegris, conducted due diligence and both industry and valuation analyses in order to assist Liberty in determining and negotiating the economic terms of the business combination. Liberty did not receive consulting services from any other financial advisors because its directors believed that their experience and backgrounds were sufficient to enable them to make the necessary analyses and determinations with the assistance of Tegris. Neither Tegris nor any of Liberty’s other advisors provided Liberty or its directors with a fairness opinion in connection with the transaction.

In determining that the amended and restated business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders, Liberty’s board of directors utilized objective standards generally accepted by the financial community, such as actual historical and potential future revenues, actual historical and projected future growth of Prisa’s businesses, comparable industry multiples, earnings and cash flow, and book value. Liberty’s board of directors also considered the recent and historical daily closing prices of Prisa’s ordinary shares, as set forth in the table below.

Prisa Closing Share Price: March 5, 2007-August 4, 2010

The board of directors noted that, after examining the trading prices of Prisa’s ordinary shares for the three years prior to the date of the original business combination agreement (and, with respect to the amended and restated business combination agreement, the trading prices prior to the date of such agreement), the trading prices for Prisa’s ordinary shares were close to historical lows. The board believed that these trading prices did not fully reflect the value of Prisa. This was particularly due to (i) the limited public float of Prisa shares as a result of the large percentage of outstanding shares held by Prisa’s historical controlling shareholder group and (ii) the cyclical nature of the industry in which Prisa operates and valuation metrics for companies in that industry being near historical lows. Therefore, Liberty’s board of directors believed that Prisa was undervalued based upon a price to earnings ratio on a relative basis to comparable companies.

Additionally, Liberty’s board of directors noted that even though Prisa’s controlling shareholder group would continue to own approximately 30% of Prisa’s shares immediately following the business combination on a fully diluted basis (and have significant influence on the management of Prisa), this group’s percentage ownership and control would be significantly reduced from its current level of over 70%. As a result of the business combination, the number of publicly traded Prisa shares would significantly increase which, combined with the fact that the Prisa ADSs are expected to trade on the New York Stock Exchange and have a more diversified investor base, should result in Prisa’s shares no longer being thinly traded and allow the market prices to more fully reflect the value of Prisa. Assuming the total cash payments to all Liberty stockholders electing to exercise redemption rights or electing the $10 cash alternative is $525 million or greater and further assuming that no Prisa Class B convertible non-voting shares have been converted into Prisa Class A ordinary shares, the maximum amount of outstanding voting securities of Prisa that Prisa’s controlling shareholder group could own following the consummation of the business combination would be approximately 57%, if the Prisa warrants to be issued in connection with the business combination are exercised by Prisa’s controlling shareholder group and by no other Prisa shareholders, or 51%, if the Prisa warrants to be issued in connection with the business combination are exercised by Prisa’s controlling shareholder group and by all other Prisa shareholders. However, for various reasons, Liberty does not believe that such potential ownership level of voting securities would impact the market for Prisa shares or change the valuation assessment by Liberty’s board of the business combination. For example, Liberty considered that in order for the Prisa controlling shareholder group to maintain their maximum possible interest in Prisa, they would exercise all of their warrants for a total purchase price of approximately €342 million. In Liberty’s view, that additional cash would improve Prisa’s balance sheet and financial condition and likely offset any perceived adverse impact on the market for Prisa’s shares arising from such level of ownership.

Liberty’s board of directors and its representatives also had discussions with members of the management of Prisa concerning the financial condition, current and historical operating results for Prisa, projected growth in Prisa’s businesses and the business outlook for Prisa. Liberty’s board of directors noted that Prisa’s principal lines of business are typified by moderate growth rates or declining demand, but further noted Prisa’s consistent cash flows in its established media businesses in Spain and Portugal and Prisa’s belief that it has significant growth potential in Latin America, the United States and in digital media, as well as other developing markets. Therefore, Liberty’s board of directors believed that, following the business combination, Prisa’s current established businesses would continue to provide such consistent cash flows and Prisa would be able to take advantage of its growth prospects in such other new markets.

In arriving at its fairness determination, Liberty’s board of directors did not attribute any particular weight to any factor or analysis considered by it, but rather Liberty’s board of directors made its determination as to fairness on the basis of its experience and judgment after considering the results of all of its analyses. In addition, individual directors may have given differing weights to different factors.

The board of directors of Liberty was aware that if holders of more than 30% of Liberty’s publicly held shares were to demand redemption of their shares, Liberty’s charter would prohibit Liberty from proceeding with the business combination with Prisa. Because the sponsors’ equity interests would be worthless if Liberty were not to complete a business combination before it is required to liquidate, the Liberty board understood that Liberty’s sponsors have a significant incentive to structure a business combination that holders of 70% or more of Liberty’s publicly held shares consider more attractive than a liquidation of Liberty notwithstanding that the sponsors would also benefit from the deal. In that regard, the board was aware that the disclosure in Liberty’s IPO prospectus indicated that holders of 30% or more of Liberty’s publicly held shares could effectively deprive Liberty’s sponsors of a return on their investment by demanding redemption in lieu of any business combination presented for stockholder approval. In this light, the Liberty board was also aware that the $10.00 cash alternative feature of the proposed business combination was designed to create an economic incentive for those stockholders who might otherwise demand redemption for approximately $9.87 per share, or seek Liberty’s liquidation and receive approximately $9.87 per share, to instead elect to receive the $10.00 per share cash alternative in the business combination, and of the sponsors’ belief that stockholders making this election would be more likely to vote for the business combination.

In reviewing the amended and restated business combination agreement and the proposed business combination, Liberty’s board of directors considered the proposed structure and terms of the business combination (including that Liberty will become a subsidiary of an existing public company, and that Liberty’s current stockholders may hold less than a majority of the outstanding voting securities of Prisa immediately following the consummation of the business combination), the waiver of Liberty’s sponsors’ co-investment obligations in connection with the business combination and the conditioning of the business combination upon the approval of Liberty’s warrantholders of an amendment to the warrant agreement. Liberty’s board of directors believed that the transaction satisfied the definition of a “Business Combination” contained in Article Fifth of Liberty’s restated certificate of incorporation, which provides that a “Business Combination” means the “acquisition” by Liberty of one or more operating business through a “merger, stock exchange, asset acquisition, reorganization or similar business combination,” because (i) the definition, by its terms, does not require that Liberty be the surviving or resulting entity in a “Business Combination,” (ii) “acquisitions” are frequently structured in a way that the “acquiring” entity is not technically the surviving entity, often for tax or regulatory reasons and (iii) former Liberty security holders will own at least 50% of the total equity securities of Prisa outstanding immediately following the consummation of the business combination. Liberty’s board has always believed, based on advice from its counsel, that it had broad discretion in the types of business combinations that could be presented to its stockholders. As described in this proxy statement/prospectus, Liberty and Prisa believe that the Virginia share exchange was the most beneficial structure that was available to effect the business combination. In connection with this proxy statement/prospectus, Liberty has confirmed its belief that the contemplated transactions constitute a valid business combination by obtaining an opinion from its special Delaware counsel, which opinion is to be issued prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, that while the matter has not been settled as a matter of Delaware law and, accordingly, is not entirely free of doubt, the proposed business combination with Prisa satisfies the definition of a “Business Combination” contained in Article Fifth of Liberty’s restated certificate of incorporation. The opinion of Liberty’s special Delaware counsel also expresses the opinion (subject to the same caveats and qualifications) that neither the waiver of the co-investment obligations of Liberty’s sponsors in connection with the business combination nor the conditioning of consummation of the business combination on the approval of the warrant agreement amendment by Liberty’s warrantholders requires an amendment to Liberty’s restated certificate of incorporation.

Liberty’s board of directors also considered whether the terms of the proposed business combination differed from the terms of potential business combinations described in the prospectus issued by Liberty in connection with the IPO. The following chart compares certain terms of the proposed business combination with the description of potential business combination transactions in Liberty’s IPO prospectus, and describes the basis for the Liberty board’s determination that the transaction as structured is not inconsistent with the disclosure contained in Liberty’s IPO prospectus.

Board’s Consideration of the IPO
Business Combination Provision	Prospectus Disclosure

Liberty will not be the surviving parent corporation in the business combination and is not itself acquiring anything; rather, the outstanding securities of Liberty will be exchanged for cash and securities of Prisa and Liberty will become a wholly owned subsidiary of an existing public company with operating businesses	The prospectus stated that Liberty was formed to acquire a then currently unidentified operating business through a merger, stock exchange, asset acquisition, reorganization or similar business combination, and that Liberty would not become a holding company for a minority interest in a target business. Liberty’s board believes that the proposed business combination is not inconsistent with this disclosure because the disclosure does not indicate that Liberty would be the surviving or resulting entity in a business combination, and because “acquisitions” are frequently structured in a way that the “acquiring” entity is not technically the surviving entity, often for tax or regulatory reasons (and in this case, Liberty believes that the Virginia share exchange was the most beneficial structure that was available to effect the business combination).

Although holders of Liberty securities prior to the business combination will in all cases own more than 50% of the equity interests of Prisa upon consummation of the business combination, the former Liberty security holders may hold less than 50% of the total voting power of Prisa immediately following the business combination (and Liberty itself will not acquire any Prisa securities)	The prospectus stated that if Liberty were to acquire less than 100% of a target business Liberty would only do so if it acquired greater than 50% of the outstanding equity interests or voting power of one or more target businesses. Liberty’s board believes that the proposed business combination is not inconsistent with this disclosure because former Liberty security holders will own at least 50% of the total equity securities of Prisa outstanding immediately following the consummation of the business combination.

Liberty’s sponsors’ co- investment obligations to acquire a total of 6 million Liberty units at $10.00 per unit have been waived in connection with the business combination as the conditions to the proposed business combination limited the amount of securities that Prisa was willing to issue to Liberty’s	The prospectus stated that the proceeds from the sale of the co-investment units would provide Liberty with additional equity capital to fund a business combination, and stated Liberty’s belief that the co-investment demonstrated the sponsors’ commitment of significant capital on the same terms as Liberty’s

Board’s Consideration of the IPO
Business Combination Provision	Prospectus Disclosure

security holders as a whole. The Liberty sponsors have agreed to purchase an aggregate of $50 million of Liberty’s preferred stock, which, to the extent that holders of Liberty common stock exercise their redemption rights or elect to receive the $10.00 cash alternative in the business combination, would be exchanged in the business combination for Prisa securities through a mechanism resulting in less dilution to Liberty’s public stockholders than the resulting dilution if the co-investment were to have been required	public stockholders, which helps differentiate Liberty’s sponsors from the sponsors of other similar blank check companies. Liberty’s board believes that the waiver of the sponsor’s co- investment obligation is not inconsistent with this disclosure because Liberty’s independent directors determined, in the exercise of their fiduciary duties, that the waiver of the co-investment was more beneficial to Liberty’s public stockholders than requiring the co-investment, and because the IPO prospectus was silent on the consequences of a waiver of the co-investment obligation by Liberty.

Consummation of the business combination is subject to the approval of both the holders of Liberty common stock and the Liberty warrantholders insofar as the warrant agreement amendment, which amendment provides for a payment to Liberty’s warrantholders upon consummation of the business combination, is a condition to the consummation of the business combination	Liberty’s IPO prospectus disclosed that the decision to approve any proposed business combination would be determined by the approval of the holders of Liberty common stock, but in the proposed business combination the decision to approve will be determined by both the holders of Liberty common stock and the Liberty warrantholders since the warrant agreement amendment is a condition to the consummation of the business combination, which may effectively give unanticipated power to the warrantholders to determine the outcome. Liberty’s board believes that the requirement that warrantholders approve the warrant agreement amendment is not inconsistent with the IPO prospectus because it does not alter or modify the stockholder approval requirements applicable to a business combination contained in Liberty’s restated certificate of incorporation and is, in Liberty’s view, comparable to other conditions to the consummation of a typical business combination, such as the receipt of third-party consents.

Liberty stockholders may elect to receive $10 in cash in exchange for any or all of their shares of Liberty common stock in the business combination, up to a maximum (collectively with any shares redeemed for cash pursuant to Liberty’s restated certificate of incorporation) of 80 million outstanding shares (approximately 61.8% of Liberty’s outstanding shares)	The prospectus did not disclose or contemplate that Liberty’s board would structure a proposed business combination in a manner which has the effect of reducing, or even precluding, a negative vote by the holders of Liberty common stock. Liberty’s board believes that the availability of the cash election alternative is not inconsistent with the IPO prospectus because it does not eliminate or otherwise affect the redemption rights available to Liberty’s common stockholders. Liberty’s board believes that the cash alternative is beneficial to Liberty’s public stockholders, in that it makes it possible for more Liberty stockholders to receive cash in lieu of participating in the business combination than the 30% maximum that would be applicable absent the cash alternative (and allows these stockholders to receive a greater amount of cash than they would be

Board’s Consideration of the IPO
Business Combination Provision	Prospectus Disclosure

entitled to receive if they exercised redemption rights), while also increasing the likelihood that the business combination will be approved, thereby benefiting those Liberty stockholders who are in favor of the business combination.

Nothing in the IPO prospectus indicated that the board of directors of Liberty would give up their duties to act in a manner that they believed was in the best interest of Liberty and its stockholders. While several aspects of the proposed business combination were not contemplated by or disclosed in the IPO prospectus, Liberty’s board believes that its stockholders should have the opportunity to be presented with this proposed business combination which it believes has been structured to provide no less protection than what was contemplated by disclosure set forth in the IPO prospectus.

Furthermore, Liberty’s founders have committed, subject to certain exceptions, that they will not, without the prior written consent of Liberty, sell, assign, transfer, pledge or otherwise dispose any of their Prisa shares received in the business combination in exchange for its Liberty common stock owned prior to Liberty’s initial public offering until the date that is one year from the date of the consummation of the business combination.

At the time it approved the original business combination agreement, Liberty’s board was aware that some aspects of the business combination, including those discussed above, differed from, and might be viewed as inconsistent with, the disclosure contained in Liberty’s IPO prospectus. Nevertheless, the Liberty board did not consider making a separate offer to repurchase the units sold in its IPO concurrently with the solicitation of stockholder approval of the proposed business combination. In connection with approving the amended and restated business combination agreement, and during subsequent deliberations, Liberty’s board considered the potential that certain Liberty public stockholders may assert that some aspects of the business combination are inconsistent with the disclosure contained in Liberty’s IPO prospectus. On none of those occasions did the Liberty board consider making a separate repurchase offer.

The Liberty board, when it approved the original business combination agreement and the amended and restated business combination agreement and as of the date of this proxy statement/prospectus, believed and continues to believe that the proposed business combination offers greater value to any person who was an original purchaser of Liberty’s units than such unitholder would receive in a liquidation of Liberty. Liberty’s board believed that stockholders should be given an opportunity to consider, and vote upon, a business combination determined by the Liberty board to be advisable and in the best interests of Liberty and its stockholders. Liberty’s board took into consideration that the terms of the proposed business combination would provide to Liberty stockholders who vote against the transaction the right to receive the redemption value of their shares if the transaction is consummated, and to receive the liquidation value of their shares if stockholders vote down the transaction, in each case as contemplated by the Liberty IPO prospectus.

In addition to the foregoing reasons, as of the date of this proxy statement/prospectus, Liberty’s board does not believe that conducting a separate repurchase offer would be in the best interests of stockholders for the following additional reasons: (i) there would not be sufficient cash to consummate the business combination with Prisa given the minimum cash requirements set forth in the business combination agreement if such an offer were undertaken, and (ii) the terms and conditions of the proposed business combination with Prisa, including the redemption right and the cash election, offer Liberty’s public stockholders no less protection than they would have in a business combination that is structured as a traditional acquisition of an operating business through a merger, stock acquisition, or share exchange.

The foregoing discussion of the information and factors considered by Liberty’s board of directors is not intended to be exhaustive, but includes the material factors considered by Liberty’s board of directors. After considering all of the different factors, Liberty’s board of directors unanimously approved the business combination agreement and the related transactions and recommends that Liberty’s stockholders approve the business combination proposal.

Prisa’s Reasons for the Business Combination

In the course of reaching its decision to approve the business combination agreement, the Prisa board of directors considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the business combination to Prisa and its shareholders.

Expected Benefits of the Business Combination

In reaching its decision to approve the business combination agreement, the Prisa board of directors considered a variety of factors that it believed weighed favorably toward the proposed business combination, including the following material factors (which are not listed in any relative order of importance):

•	that the business combination is a major step in Prisa’s plan to substantially restructure and strengthen its capital structure, as Prisa plans to use the cash proceeds from the business combination and the proceeds from previously announced asset dispositions to complete the restructuring of Prisa’s significant debt and to provide for working capital requirements. The Prisa board of directors believes that the restructuring will help bring debt service costs and maturities in line with operational cash flows as a result, thereby strengthening Prisa’s financial position and allowing Prisa’s management to focus its efforts on executing Prisa’s business strategy;

•	its determination that the proposed business combination with Liberty provides the most attractive alternative for raising a significant amount of capital on acceptable terms and belief that the business combination has a greater likelihood of completion in the current economic environment and is on more favorable terms than other alternatives to raising capital available to Prisa in the capital markets;

•	its view that the business combination will provide Prisa’s current management greater ability to execute and expand on its strategic vision for Prisa, freed from a constant focus on debt service obligations; and

•	that the business combination will provide access to an expanded investor base; Prisa will have a significantly larger public float with a substantial number of holders in the United States after completing the business combination and therefore the Prisa board of directors believes that the business combination will increase investor interest in Prisa through greater exposure to United States investors and expanded analyst coverage, and afford Prisa better access to a much larger potential investor base for future capital needs.

Other Material Factors Considered

The Prisa board of directors considered the following factors in addition to the benefits described above (which together with the expected benefits listed above constitute all of the material factors considered by the Prisa board):

•	the fact that the exchange ratios are fixed and will not fluctuate based upon changes in the market price of Prisa ordinary shares between the date of the business combination agreement and the date the parties complete the business combination;

•	that existing Prisa shareholders will have an opportunity to participate in Prisa’s capital raising efforts;

•	that the business combination will not preclude possible future business combination transactions;

•	the fact that Prisa’s controlling shareholder group supported the transaction and that Prisa is required to complete the business combination only if, among other things, the controlling shareholder group will hold at least 30% of the share capital of Prisa on a fully diluted basis;

•	the personal indemnities being provided by the individuals controlling Liberty’s sponsors, which should limit the exposure of Prisa to potential liabilities of Liberty;

•	that the sponsors agreed to consent to the warrant amendment proposal; and

•	the terms of the business combination agreement, which the Prisa board generally viewed as favorable to Prisa given that the contract is governed by Spanish law.

The Prisa board of directors weighed these advantages and opportunities against a number of other factors potentially weighing negatively against the business combination, including:

•	the dilution to existing Prisa shareholders as a result of the issuance of shares to Liberty stockholders and warrantholders in the business combination;

•	the risk that Liberty’s stockholders and/or warrantholders may not desire to hold securities in a foreign corporation;

•	Prisa’s undertaking to make cash dividend payments to the holders of the Prisa convertible non-voting shares;

•	the potential increase in regulatory compliance costs and possible diversion of management efforts from other activities as a result of Prisa’s becoming subject to new regulatory requirements under the U.S. securities laws and the listing requirements of a U.S. national securities exchange;

•	that the precise amount of cash that Liberty will contribute to Prisa will be determinable only after the number of redemptions of Liberty common stock and cash elections is known, and that the business combination cannot be consummated if Liberty stockholders exercise their redemption rights with respect to 30% or more of Liberty’s publicly-held shares;

•	that the business combination agreement does not provide Prisa with a termination fee in any circumstances of termination, including in the event that Liberty’s stockholders or warrantholders do not give their required approvals;

•	the possible effect of any failure to complete the business combination on Prisa’s negotiations with its lenders;

•	the restrictions on the conduct of Prisa’s business pending completion of the business combination, which could have the effect of delaying or preventing Prisa from pursuing business opportunities that may arise;

•	the interests described under “— Interests of Prisa’s Directors or Executive Officers in the Business Combination”;

•	the possibility that the business combination might not be consummated despite the parties’ efforts or that the closing of the business combination may be unduly delayed; and

•	the risks of the type and nature described under “Risk Factors,” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

After consideration of these material factors, the Prisa board of directors determined that these risks could be mitigated or managed, were reasonably acceptable under the circumstances, or, in light of the anticipated benefits, overall, were significantly outweighed by the potential benefits of the business combination.

The foregoing discussion of the information and factors considered by the Prisa board of directors is not intended to be exhaustive and may not include all of the factors considered by Prisa’s board of directors. In view of the wide variety of factors considered in connection with its evaluation of the business combination and the complexity of these matters, the Prisa board of directors did not find it useful and did not attempt to quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination to approve the business combination agreement. In addition, individual members of the Prisa board of directors may have given differing weights to different factors. The Prisa board of directors conducted an overall review of the factors described above, including thorough discussions with Prisa’s management and outside legal and financial advisors.

Interests of Liberty’s Directors and Executive Officer in the Business Combination

When you consider the recommendation of Liberty’s board of directors to vote in favor of the approval of the reincorporation proposal, the business combination proposal and the warrant amendment proposal, you should keep in mind that Liberty’s directors and executive officer have interests in the business combination that are different from, or in addition to, your interests as a stockholder or warrantholder. These interests include, among other things:

•	Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. In the event of a dissolution,

•	the 25,875,000 shares included as part of the founders’ units that Liberty’s founders purchased prior to Liberty’s IPO for an aggregate purchase price of approximately $25,000 would become worthless, as the Liberty founders have waived any right to receive liquidation distributions with respect to their shares. Such shares had an aggregate market value of approximately $272.2 million, based upon the closing price of $10.52 on the NYSE Amex on October 25, 2010, the record date for the special meeting of stockholders.

•	all of (i) the 12,000,000 sponsors’ warrants purchased by Liberty’s sponsors at a price of $1.00 per warrant for an aggregate purchase price of $12,000,000 and (ii) the 12,937,500 founders’ warrants included as part of the founders’ units and acquired by Liberty’s founders (which includes the sponsors) prior to Liberty’s IPO would expire and become worthless. Such warrants had an aggregate value of approximately $41.6 million, based on the closing price of the Liberty warrants of $1.67 on the NYSE Amex on October 25, 2010, the record date for the special meeting of warrantholders.

•	Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination.

•	Mr. Nicolas Berggruen and Mr. Martin Franklin, each of whom controls one of Liberty’s sponsors and is a member of Liberty’s board of directors, have agreed that, if Liberty dissolves prior to the consummation of a business combination, they will personally jointly and severally indemnify Liberty for any and all loss, liability, claim, damage and expense which it may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by Liberty for services rendered or products sold to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in Liberty’s trust account. Based on Liberty’s estimated debts and obligations, Liberty does not currently expect that Messrs. Berggruen and Franklin will have any exposure under this arrangement in the event of a dissolution.

•	Mr. Nicolas Berggruen and Mr. Martin Franklin have agreed that they will personally, jointly and severally indemnify Prisa for any and all loss, liability, obligation, damage, cost, expense, fine or penalty, interest, tax, assessment, judgment or deficiency of any nature whatsoever (which we refer to collectively as damages) which Prisa may become subject to as a result of or in connection with the business combination regardless of whether the damages arise at, before or after the closing and are based on circumstances existing on or before the closing related to any liabilities of Liberty, excluding claims arising from, as a result of or in connection with Liberty entering into the business combination. Messrs. Berggruen’s and Franklin’s indemnification obligations are subject to certain thresholds for individual claims, a deductible and a limit on their total liability, and they are limited to claims for indemnification made by Prisa prior to March 5, 2015.

•	Each of the sponsors has agreed to purchase $25 million of shares of Series A preferred stock of Liberty, as part of the sales of preferred stock to be effected by Liberty to provide funds that may be used to make the required payments to those Liberty stockholders who elect to receive the $10.00 per share cash alternative in the business combination. If the business combination is consummated, the sponsors will receive a combination of cash and Prisa shares on account of their shares of Liberty Series A preferred stock, depending upon the total number of holders of Liberty common stock who elect the $10.00 per share cash alternative or validly exercise their redemption rights. If the business combination is not consummated, Liberty will be required to redeem the shares of Liberty Series A preferred stock purchased by the sponsors, for the amount of the original purchase price.

Interests of Prisa’s Directors or Executive Officers in the Business Combination

No member of Prisa’s board of directors, nor any officer of Prisa, will be entitled to receive any special compensation or other similar incentive if the business combination with Liberty is approved, other than, as a condition precedent to the completion of the business combination, Prisa will enter into an employment agreement with Mr. Juan Luis Cebrián, Prisa’s current chief executive officer. This employment agreement will provide for an employment term of no fewer than three years and such other terms as are mutually agreeable to Prisa and Mr. Cebrián.

Additionally, Cortés, Abogados, of which Prisa director Matías Cortés Domínguez is a partner, provided legal advisory services and legal counsel to Prisa related to the business combination and the debt restructuring and the firm will receive compensation in respect of those services in accordance with the guidelines established by the Madrid Bar Association.

Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available for Liberty stockholders in connection with the business combination proposal.

Regulatory Approvals Required for the Transaction

Prisa and Liberty are not aware of any regulatory approvals in either Spain or the United States, required for the consummation of the business combination. There is, however, a process that Prisa must follow in issuing the shares to be delivered as consideration in the business combination in addition to a parallel process that Prisa must follow in connection with the increase of capital in connection with the Prisa warrant issuance and/or Prisa rights offer and alternate Prisa warrant issuance. According to the Spanish Companies Law, the increase of capital of Prisa for the issuance of the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares in exchange for Liberty shares and warrants requires the following:

•	A resolution from Prisa’s board of directors (i) drafting the resolutions to be adopted by the Prisa general shareholders’ meeting and the reports to be submitted to Prisa shareholders in connection with the proposed resolutions and (ii) calling the Prisa shareholders meeting.

•	Prisa’s board of directors then requests that the Spanish Commercial Registry appoint an independent expert to value the Liberty shares and warrants to be contributed by the Liberty stockholders and warrantholders in exchange for the Prisa shares. Such a report is usually available to the shareholders beginning on the date the shareholders meeting is called or before the meeting is held.

•	The Prisa shareholders meeting must be called by means of an advertisement published in the Official Companies Registry Gazette (known as the BORME) and in one Spanish daily newspaper, at least one month before the date fixed for the meeting to be held.

•	After the resolution on the increase of capital is adopted by the Prisa shareholders meeting, the resolution must be recorded in a public deed before a notary, where evidence of the transfer of the Liberty shares and warrants is provided to the notary.

•	For listed companies issuing shares, or in the event of a public tender offer, a prospectus must be filed with the CNMV. This prospectus must generally be approved prior to granting the public deed mentioned above.

•	The public deed must then be registered with the Spanish Commercial Registry, after paying the applicable taxes.

•	After the registration of the public deed with the Spanish Commercial Registry, the new shares are issued upon their registration as book entries. This requires that the public deed, registered with the Spanish Commercial Registry, be registered with Iberclear, which, in coordination with its participants, will create the book entry records evidencing the new shares which are then deemed delivered to the new shareholders.

•	In the case of ADSs, the newly issued shares will be registered in the name of the depositary who will then issue ADSs to the former Liberty stockholders and warrantholders.

Management Following the Business Combination

Generally, the management of Prisa will not be affected or altered by the business combination. Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination. Prisa has also expressed its willingness to increase the number of members of its board of directors to up to 17, and to increase the number of independent directors such that independent directors would represent a majority of the members of the Prisa board of directors. Prisa also expects to enter into an employment agreement with its chief executive officer, Mr. Juan Luis Cebrián. Information regarding Prisa’s directors and executive officers can be found in “Information About Prisa—Directors, Senior Management and Employees.”

Listing of Prisa ADSs

Approval of the listing on the New York Stock Exchange of the Prisa ordinary ADSs to be issued in the business combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the business combination.

Required Vote

The affirmative vote of at least a majority of the shares of Liberty’s common stock outstanding on the record date for the special meeting of stockholders is required to approve the business combination proposal, so long as the holders of less than 30% of the Liberty common stock that were issued in Liberty’s IPO (which includes all publicly-traded shares whether such shares were acquired pursuant to such IPO or afterwards) validly exercise their redemption rights by voting “AGAINST” the business combination proposal, submitting such a redemption request for a pro rata portion of the funds held in the trust account and properly tendering their Liberty shares. The affirmative vote of at least a majority of the shares of Liberty common stock outstanding on the record date for the special meeting of stockholders is a requirement of Liberty’s restated certificate of incorporation. Abstentions and broker or bank non-votes will have the same effect as a vote “AGAINST” the business combination proposal. Even if the Liberty stockholders approve the business combination proposal, the business combination may not be effected legally absent approval by the Prisa shareholders of the amendments to Prisa’s bylaws (described elsewhere in this proxy statement/prospectus) providing for the capital increase in-kind necessary for effecting the business combination and establishing the rights of the Prisa Class B convertible non-voting shares; therefore, receipt of Prisa shareholder approval is a condition to both Prisa’s and Liberty’s obligations under the business combination agreement to complete the business combination.

Recommendation with Respect to the Business Combination

The board of directors of Liberty has determined unanimously that the business combination agreement is advisable, fair to and in the best interests of Liberty and its stockholders and unanimously recommends that the stockholders vote or instruct that their vote be cast “FOR” the approval of the business combination proposal.

LIBERTY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL. WHEN YOU CONSIDER THE RECOMMENDATION OF LIBERTY’S BOARD OF DIRECTORS, YOU SHOULD KEEP IN MIND THAT LIBERTY’S DIRECTORS AND EXECUTIVE OFFICER HAVE INTERESTS IN THE BUSINESS COMBINATION THAT ARE DIFFERENT FROM, OR IN ADDITION TO, YOUR INTERESTS AS A STOCKHOLDER, WHICH ARE DESCRIBED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS.

THE BUSINESS COMBINATION AGREEMENT

The following is a summary of the material provisions of the amended and restated business combination agreement among Prisa, Liberty and Liberty Virginia as amended by Amendment No. 1 thereto (which we refer to as the business combination agreement). This summary is qualified in its entirety by reference to the business combination agreement, a copy of which is included as Annex A to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. References to the business combination agreement include its exhibits and schedules unless the context otherwise requires. You should read the business combination agreement in its entirety, as it is the legal document governing this transaction.

The business combination agreement and this summary of its terms have been included with this proxy statement/prospectus to provide you with information regarding the terms of the business combination agreement. Factual disclosures about Prisa or Liberty contained in this proxy statement/prospectus or in public filings with the SEC may supplement, update or modify the factual disclosures about Prisa or Liberty contained in the business combination agreement. In reviewing the representations and warranties contained in the business combination agreement and described in this summary it is important to bear in mind that the parties negotiated the representations and warranties with the principal purpose of establishing the circumstances in which a party to the business combination agreement may have the right not to close the business combination if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders.

The Reincorporation Merger of Liberty into Liberty Virginia

The first step of the business combination will be the reincorporation merger, whereby Liberty will merge with and into Liberty Virginia, with Liberty Virginia as the surviving corporation of the merger, on the terms and subject to the conditions of the business combination agreement and agreement and plan of merger attached to the business combination agreement and included as Annex H to this proxy statement/prospectus. See “Proposals to be Considered by Liberty Stockholders: The Reincorporation Proposal” for additional information.

The statutory share exchange described below will be effected immediately after the reincorporation merger and is an integral part of the business combination. The reincorporation merger will not be effected without the subsequent consummation of the statutory share exchange.

The Share Exchange

Immediately following the reincorporation merger, Liberty Virginia and Prisa will effect a statutory share exchange on the terms and subject to the conditions of the business combination agreement and plan of share exchange attached to the business combination agreement and included as Annex I to this proxy statement/prospectus. In the share exchange Prisa will acquire each share of Liberty Virginia common stock, other than shares as to which redemption rights have been validly exercised (which will have been cancelled), and each share of Liberty preferred stock in exchange for the right to receive the consideration that the stockholder has elected or is otherwise entitled to receive described in “—Consideration to Be Received in the Business Combination.” At the effective time of the share exchange, Liberty Virginia will become a wholly owned subsidiary of Prisa. The separate corporate existence of each of Prisa and Liberty Virginia will continue following the share exchange. In connection with the business combination, the consideration set forth in the warrant agreement amendment will be delivered for all outstanding Liberty warrants. See “Proposal to be Considered by the Liberty Warrantholders—Procedure for Exchanging Warrants.”

Effective Time and Completion of the Business Combination

The effective time of the reincorporation merger will be the later of the time specified in the certificate of merger issued by the Virginia State Corporation Commission and the time that Liberty files a certificate of merger with the Secretary of State of the State of Delaware. The effective time of the second step of the business combination, the statutory share exchange involving Prisa and Liberty Virginia, will be the time specified in the certificate of share exchange issued by the Virginia State Corporation Commission, at which time Liberty Virginia will deliver to Prisa certificates representing all outstanding shares of Liberty Virginia common stock and Liberty Virginia preferred stock.

Liberty and Prisa will complete the business combination on a date and at a place that the parties will specify, but in no event later than five business days after the satisfaction or waiver, if legally permissible, of each of the conditions to the completion of the business combination.

Liberty and Prisa currently expect to complete the business combination in the fourth quarter of 2010. However, any delay in satisfying any conditions to the business combination could delay completion of the business combination. If Liberty and Prisa fail to complete the business combination by December 6, 2010, either party may terminate the business combination agreement, unless the party seeking termination caused a breach of the business combination agreement that resulted in the failure to complete the business combination by such date.

Consideration to Be Received in the Business Combination

As a result of the business combination, Prisa will automatically become the holder and owner of 100% of the outstanding shares of Liberty Virginia common stock and Liberty Virginia preferred stock.

Consideration to Holders of Liberty Common Stock

Holders of Liberty common stock (other than shares as to which redemption rights have been validly exercised) may make an election to receive the $10.00 per share cash alternative or a mixed consideration election with respect to each share of Liberty common stock they hold. The consideration to be received in the share exchange in respect of each share of Liberty common stock is as follows:

•	Election for $10.00 Per Share Cash Alternative: Each share of Liberty common stock for which an election to receive the $10.00 per share cash alternative has been validly made and not revoked shall be converted into the right to receive $10.00 in cash without interest.

•	Mixed Consideration Election: Each share of Liberty common stock for which a mixed consideration election has been validly made and not revoked shall be exchanged for the right to receive 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares, $0.50 in cash and cash in lieu of fractional shares.

•	No Election: Each share of Liberty common stock for which the holder has made neither a valid cash election nor a mixed consideration election (referred to as a non-electing share) shall be exchanged for the right to receive the mixed consideration.

As discussed below in “— Consideration to Holders of Liberty Preferred Stock,” holders of up to 80 million shares of Liberty common stock may make valid elections to receive the $10.00 per share cash alternative or exercise redemption rights in respect of their shares of Liberty common stock. If valid elections for the $10.00 per share cash alternative or redemptions have been made with respect to more than 80 million shares of Liberty common stock, Prisa is not required to consummate the business combination and each of Prisa and Liberty has the right to terminate the business combination agreement.

Consideration to Holders of Liberty Preferred Stock

As described in “Certain Agreements Related to the Business Combination — The Preferred Stock Purchase Agreements,” in connection with the entry into the business combination agreement, Liberty entered into individually negotiated preferred stock purchase agreements with the Liberty sponsors and third-party investors HSBC Bank plc (HSBC), Tyrus Capital Event Master Fund Ltd. (Tyrus), Banco Santander, S.A. (references to which include its wholly owned affiliate to which it has assigned its interest), certain funds managed by Centaurus Capital LP (Centaurus) and Pentwater Growth Fund Ltd. and two related funds (Pentwater) (the third-party investors are referred to collectively as the investors), in which the sponsors and investors agreed to purchase several series of Liberty preferred stock from Liberty for an aggregate purchase price of $500 million. The proceeds from the sale of the Liberty preferred stock, which sale is expected to close ten business days prior to the date of the Liberty stockholder meeting, are to be used to help fund the $10.00 per share cash alternative available to Liberty common stockholders and/or payments to Liberty common stockholders who validly exercise their redemption rights as provided for in Liberty’s restated certificate of incorporation, both of which are discussed elsewhere in this proxy statement/prospectus.

In general terms, the sponsors and each of the investors have agreed to participate in the share exchange and to receive the mix of Prisa share and cash consideration (i.e., the mixed consideration) in place of Liberty common stockholders who elect not to participate in the business combination and to either receive the $10.00 per share cash alternative or exercise their redemption rights. The business combination agreement provides that in the share exchange, each share of Liberty preferred stock will receive a variable mixture of Prisa securities and/or cash based on the aggregate amount of cash to be paid in the share exchange in respect of shares of Liberty Virginia common stock for which the holder has either elected to receive the $10.00 per share cash alternative as described above or validly exercised its redemption rights (the aggregate amount of such cash to be paid in the share exchange is referred to as the total cash-out amount). Liberty has agreed with its sponsors and the investors that all of the proceeds from the sale of the preferred stock will be placed in a preferred shares escrow account and, in using funds from the preferred shares escrow account to fund the total cash-out amount, the $50 million of proceeds from the sponsors’ purchase of the Liberty preferred stock will be the first funds used to pay the total cash-out amount. If more than $50 million is needed to fund the total cash-out amount, the next $175 million needed to fund the total cash-out amount will come from HSBC, Tyrus and Centaurus. Liberty has agreed to fund up to $300 million of the total cash-out amount after the first $225 million from the sponsors and the investors is used (which funds will come from Liberty’s trust account). HSBC, Tyrus and Centaurus have agreed to fund the next $175 million needed to fund the total cash-out amount. HSBC, Pentwater and Banco Santander have agreed to fund a final $100 million, allowing for a total of up to $800 million of redemptions or elections for the $10.00 per share cash alternative that may be funded collectively by the sponsors, the investors and Liberty. Prisa will not be required to complete the business combination and each of Liberty and Prisa may terminate the business combination agreement if holders of Liberty common stock elect to receive the $10.00 per share cash alternative or exercise their redemption rights for a total of more than 80 million shares of Liberty common stock. Any amounts in the preferred shares escrow account that are not needed to fund the total cash-out amount will be returned to the sponsors and/or investors through the share exchange as detailed below.

More specifically, the business combination agreement provides that the cash paid for Liberty preferred stock purchased by the Liberty sponsors is to be the first $50 million used to fund the total cash-out amount (this $50 million is referred to as the first tranche). As a result, for each $10.00 used by Liberty to either pay holders who exercise redemption rights or elect the $10.00 per share cash alternative, up to the required payment of $50 million, the amount of cash to be returned to the Liberty sponsors from the preferred shares escrow account will be reduced by $10.00 and the Liberty sponsors will receive 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares and $0.50 in cash. Therefore, if the total cash-out amount is less than $50 million, then some amount of the proceeds from the sale of Liberty preferred stock to the Liberty sponsors will be returned to the Liberty sponsors, all $450 million of proceeds from the sale of the Liberty preferred stock to the investors will be returned to the investors through the share exchange and no cash will be used from Liberty’s trust account to fund the total cash-out amount. If the total cash-out amount is equal to or greater than $50 million, no funds will be returned from the preferred shares escrow account to the Liberty sponsors, and any remaining funds in the preferred shares escrow account and funds from Liberty’s trust account will be used as described below. In addition to the mixed consideration they will receive based on the usage of the escrow and unused cash returned through the share exchange described below, each of the investors will receive the minimum consideration set forth in the following table:

	Number of Prisa Class A	Number of Prisa Class B
Investor	Ordinary Shares	Convertible Non-Voting Shares	Cash

Tyrus	5,625,000	11,250,000	$1,875,000
HSBC	4,875,000	9,750,000	$1,625,000
Centaurus	1,500,000	3,000,000	$500,000
Banco Santander	187,500	375,000	$62,500
Pentwater	187,500	375,000	$62,500

In addition, pursuant to one of the preferred stock purchase agreements with HSBC, Liberty will pay HSBC cash in the amount of $2 million at the closing of the business combination.

Proceeds resulting from the sale of Liberty preferred stock to HSBC, Tyrus and Centaurus will be used to satisfy any elections for the $10.00 per share cash alternative or exercises of redemption rights for up to

$175 million of the total cash-out amount after the funds available in the first tranche have been used (this $175 million is referred to as the second tranche). All three of these investors will participate ratably according to their investment in the Liberty preferred stock, with HSBC having a three-sevenths interest, Tyrus having a three-sevenths interest and Centauraus having a one-seventh interest in the second tranche. As a result, for each $10.00 used by Liberty to either pay holders who exercise redemption rights or elect the $10.00 per share cash alternative after the first tranche has been used, up to the required payment of $175 million, the amount of cash to be returned to HSBC, Tyrus and Centaurus from the preferred shares escrow account will be reduced by $10.00 and HSBC, Tyrus and Centaurus will receive their respective percentage interests in 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares and $0.50 in cash. If the total cash-out amount is greater than $50 million but less than or equal to $225 million, no funds will be returned to the Liberty sponsors, any amount remaining in the preferred shares escrow account will be returned to the investors in accordance with their respective interests, and no cash will be used from Liberty’s trust account to fund the total cash-out amount. If the total cash-out amount is greater than $225 million, the remaining funds in the preferred shares escrow account and funds from Liberty’s trust account will be used as further described below.

Liberty and Prisa have agreed that up to $300 million of funds from Liberty’s trust account may be used to satisfy any elections for the $10.00 per share cash alternative or exercises of redemption rights for up to $300 million of the total cash-out amount after the funds available in the first tranche and the second tranche have been used (this $300 million is referred to as the third tranche). As a result, for each share of Liberty common stock for which a holder exercises redemption or elects the $10.00 per share cash alternative after the first tranche and the second tranche have been used, up to a required payment of $300 million, Prisa will be relieved of issuing the stock portion of the mixed consideration and Liberty will be relieved of issuing the cash portion of the mixed consideration with respect to one share of Liberty Virginia common stock (i.e., as if one share of Liberty Virginia common stock had been cancelled). If the total cash-out amount is greater than $225 million but less than or equal to $525 million, no funds will be returned to the Liberty sponsors and the $275 million of proceeds remaining in the preferred shares escrow account will be returned to the investors in accordance with their respective interests. If the total cash-out amount is greater than $525 million, the remaining funds in the preferred shares escrow account will be used as further described below.

Proceeds resulting from the sale of Liberty preferred stock to HSBC, Tyrus and Centaurus will be used to satisfy any elections for the $10.00 per share cash alternatives or exercises of redemption rights for up to an additional $175 million of the total cash-out amount after the funds available in the first tranche, the second tranche and the third tranche have been used (this $175 million is referred to as the fourth tranche). All three of these investors will participate ratably according to their investment in the Liberty preferred stock, with HSBC having a three-sevenths interest, Tyrus having a three-sevenths interest and Centaurus having a one-seventh interest in the fourth tranche. As a result, for each $10.00 used by Liberty to either pay holders who exercise redemption rights or elect the $10.00 per share cash alternative after the first tranche, second tranche and third tranche have been used, up to the required payment of $175 million, the amount of cash to be returned to HSBC, Tyrus and Centaurus from the preferred shares escrow account will be reduced by $10.00 and HSBC, Tyrus and Centaurus will receive their respective percentage interests in 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares and $0.50 in cash. If the total cash-out amount is greater than $525 million, no funds will be returned to the Liberty sponsors, any amount remaining in the preferred shares escrow account will be returned to the investors in accordance with their respective interest. If the total cash-out amount is greater than $525 million, then each of Tyrus, HSBC and Centaurus will receive the additional consideration set forth in the following table:

		Number of Prisa
	Number of Prisa	Class B
	Class A	Convertible
Investor	Ordinary Shares	Non-Voting Shares	Cash

Tyrus	1,875,000	3,750,000	$625,000
HSBC	1,875,000	3,750,000	$625,000
Centaurus	150,000	300,000	$50,000

If the total cash-out amount is greater than $525 million but less than or equal to $700 million, no funds will be returned to the Liberty sponsors and the proceeds remaining in the preferred shares escrow account will be returned to the investors in accordance with their respective interests. If the total cash-out amount is greater than $700 million, the remaining funds in the preferred shares escrow account will be used as further described below.

Proceeds resulting from the sale of the last $100 million of Liberty preferred stock to HSBC, Banco Santander and Pentwater will be used to satisfy any elections for the $10.00 per share cash alternative or exercises of redemption rights for up to $100 million of the total cash-out amount after the funds available in the first tranche, the second tranche, the third tranche and the fourth tranche have been used (this $100 million is referred to as the fifth tranche). Each of these three investors will participate ratably according to their investment in the fifth tranche of Liberty preferred stock, with HSBC having a one-half interest, Banco Santander having a one-quarter interest and Pentwater having a one-quarter interest in the fifth tranche. As a result, for each $10.00 used by Liberty to either pay holders who exercise redemption rights or elect the $10.00 per share cash alternative after the first tranche, second tranche, third tranche and fourth tranche have been used, up to the required payment of $100 million, the amount of cash to be returned to HSBC, Banco Santander and Pentwater from the preferred shares escrow account will be reduced by $10.00 and HSBC, Banco Santander and Pentwater will receive their respective percentage interests in 1.5 Prisa Class A ordinary shares, 3.0 Prisa Class B convertible non-voting shares and $0.50 in cash. If the total cash-out amount is greater than $750 million then each of HSBC, Banco Santander and Pentwater will receive the additional consideration set forth in the following table:

	Number of Prisa	Number of Prisa
	Class A Ordinary	Class B Convertible
Investor	Shares	Non-Voting Shares	Cash

HSBC	375,000	750,000	$125,000

Banco Santander	187,500	375,000	$62,500

Pentwater	187,500	375,000	$62,500

If the total cash-out amount is equal to or greater than $800 million, no funds will be returned to the Liberty sponsors or the investors. If the total number of shares for which Liberty stockholders have exercised redemption rights or elected the $10.00 per share cash alternative is greater than 80 million, Prisa will not be required to complete the business combination and each of Liberty and Prisa may terminate the business combination agreement. In the event of such termination, all funds in the preferred shares escrow account, plus all interest earned thereon, will be returned to the sponsors and the investors through a redemption of the preferred stock by Liberty.

Among the third parties that entered into preferred stock purchase agreements with Liberty, HSBC and Santander are creditors of Prisa. HSBC serves as administrative agent for the lending banks, and is also a lending bank, under Prisa’s bridge loan agreement and syndicated loan and credit facility. As of June 30, 2010, Prisa and its subsidiaries owed HSBC and Santander and their respective affiliates an aggregate of €1.586 billion. Of this total, €766 million was owed to HSBC under Prisa’s bridge loan agreement, syndicated loan and credit facility, subordinated credit facility and hedging contracts and €820 million was owed to Santander or its affiliate, Banco Español de Crédito, S.A., known as Banesto, under Prisa’s bridge loan agreement, syndicated loan and credit facility, hedging contracts and other loan facilities. No amounts were owed to HSBC or Santander as of June 30, 2010 in respect of the variable cash compensation discussed in “Information About Prisa—Liquidity and Capital Resources—Bank Borrowings—Prisa Bridge Loan Agreement.”

General

Prisa will register shares of Prisa Class A ordinary stock and Prisa Class B convertible non-voting stock issued as consideration in the share exchange with Iberclear in the name of the depositary or its nominee, for the account of the former Liberty Virginia stockholders, and the depositary will issue separate Prisa ADSs representing such consideration. Each Prisa ADS-A will represent 4 Prisa Class A ordinary shares and each Prisa ADS-NV will represent 4 Prisa Class B convertible non-voting shares. Following the depositary’s issuance of the Prisa ADSs, the depository will deposit ADRs evidencing the Prisa ADSs with the exchange agent appointed pursuant to the business combination agreement, which will hold the ADRs, the aggregate cash payable to holders of Liberty common stock who made an election to receive the $10.00 per share cash alternative with respect to their shares, the aggregate cash owed to Liberty stockholders who are receiving the mixed consideration and any cash payable in lieu of fractional shares, for the benefit of the former Liberty Virginia stockholders.

Prisa and Liberty anticipate that the Prisa ADSs that the depositary will issue to Liberty Virginia’s stockholders and warrantholders will represent between 51.6% and 57.7% of the outstanding capital stock of Prisa on a fully diluted, as-converted basis (depending on the number of shares of Liberty common stock validly redeemed or for which a valid election for the $10.00 per share cash alternative has been made and assuming that the expected Prisa warrant issuance is effected on the terms described in this proxy statement/prospectus). At the closing of the business combination, former Liberty Virginia stockholders and warrantholders would own approximately 45.0% and 50.6% of the outstanding Class A ordinary shares of Prisa, without giving effect to the potential conversion of the Prisa Class B convertible non-voting shares (depending on the number of shares of Liberty common stock validly redeemed or for which a valid election to receive the $10.00 per share cash alternative has been made and assuming that the expected Prisa warrant issuance is effected on the terms described in this proxy statement/prospectus).

The 1.5 Prisa Class A ordinary shares and cash deliverable as part of the mixed consideration for each share of Liberty common stock had a value of approximately $5.04 on August 4, 2010 (based on the closing price of Prisa ordinary shares on the Spanish Continuous Market Exchange on August 3, 2010 (€2.29) and a dollar to euro exchange rate on that date of 1.323) and approximately $4.14 on October 25, 2010 (based on the closing price of Prisa ordinary shares of €1.74 and the dollar to euro exchange rate on such date of 1.396). The mixed consideration also includes 3.0 Prisa Class B convertible non-voting shares for each share of Liberty common stock; however, there is currently no public trading market for Prisa Class B convertible non-voting shares. The actual value in U.S. dollars of the mixed consideration to be received per share of Liberty common stock for holders receiving the mixed consideration will depend on the exchange rate and the market price of Prisa ordinary shares and market value of the Prisa Class B convertible non-voting shares on the closing date of the proposed business combination.

Prisa will not issue any fractional shares to any holder of Liberty Virginia common stock who has elected or is otherwise entitled to receive the mixed consideration or to holders of Liberty Virginia preferred stock in the business combination. In lieu of the issuance of any such fractional shares, Prisa will pay to each Liberty Virginia stockholder otherwise entitled to receive such fractional share an amount in cash in respect of the value of such fractional amount. In the case of the Prisa ADS-As, such former Liberty Virginia stockholder will receive an amount of cash determined by multiplying (i) the average of the closing sale prices per Prisa ordinary share on the Spanish Continuous Market Exchange for the ten trading days ending on the business day immediately preceding the date that the share exchange becomes effective by (ii) the fraction of a share (rounded to the nearest one-hundredth when expressed in decimal form) that such holder would otherwise be entitled to receive. In the case of Prisa ADS-NVs, the amount of cash will be equal to the portion of stated value corresponding to such fraction of a Prisa Class B convertible non-voting share.

At the effective time of the share exchange, each outstanding Liberty Virginia warrant will be exchanged for the right to receive a combination of Prisa ADSs and cash, in accordance with the terms of the warrant agreement amendment, without requiring any further action of such warrantholders. See “Proposal to Be Considered by the Liberty Warrantholders—Purpose of the Warrant Agreement Amendment.”

Exercise of Election

Holders of Liberty common stock as of the record date for the Liberty stockholder meeting will be mailed a form of election relating to the shares of Liberty common stock they hold. Holders of Liberty common stock (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) must use the form of election to make either an election to receive the $10.00 per share cash alternative (which we sometimes refer to as a cash election) or a mixed consideration election to receive the mixed consideration in the share exchange. A holder may make a cash election or a mixed consideration election with respect to any or all of the Liberty shares held by such holder.

For a form of election to be deemed valid, the election must be made by the holder of the Liberty common stock as of the record date for the Liberty stockholder meeting, and the form of election must be properly completed, signed and actually received by the exchange agent not later than immediately prior to the vote at the Liberty stockholder meeting (or any adjournment thereof). For holders who hold their shares in certificated form, the form of election must be accompanied by the certificates representing all of the shares of Liberty common stock as to which the form of election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Liberty. For holders who hold their shares in book-entry form, the procedures for valid delivery of those shares will be described in the form of election. Shares of Liberty common stock for which an invalid election has been made will be deemed to be non-electing shares and will be entitled to receive the mixed consideration as described above in “— Consideration to be Received in the Business Combination.” Neither Prisa nor the exchange agent has any obligation to notify holders of Liberty common stock of any defect in a form of election submitted to the exchange agent.

Any cash election or mixed consideration election may be revoked with respect to any or all of the shares of Liberty common stock by the holder who submitted the applicable form of election by submitting a written notice to the exchange agent which must be received not later than immediately prior to the vote at the Liberty stockholder meeting (or any adjournment thereof). All forms of election will be automatically revoked if the business combination agreement is terminated. After a holder has made a valid cash election or mixed consideration election with respect to its Liberty shares, no further registration of transfers of those shares will be made on the stock transfer books of Liberty or Liberty Virginia unless and until the election is properly revoked.

Exchange of Certificates; Delivery of Consideration

The conversion of Liberty Virginia common stock (which had been Liberty common stock until completion of the reincorporation merger) into the right to receive either $10.00 of cash consideration or the mixed consideration, as applicable, and the conversion of the Liberty Virginia preferred stock (which had been Liberty preferred stock until completion of the reincorporation merger) into the right to receive the consideration applicable to its respective series, will occur automatically at the effective time of the share exchange.

Promptly after the date of effectiveness of the share exchange, and in no event more than five business days following such date, the exchange agent will mail each holder of record of certificates that prior to the share exchange represented Liberty Virginia common stock and Liberty Virginia preferred stock (and prior to the reincorporation merger represented shares of Liberty common stock and Liberty preferred stock, respectively) (other than former holders of Liberty Virginia redemption shares and holders of Liberty common stock who submitted valid forms of election for all of the shares they held) a letter of transmittal containing instructions regarding how to surrender their Liberty Virginia common certificates or Liberty Virginia preferred certificates to receive, as applicable, the mixed consideration in the form of one or more ADRs representing the number of whole Prisa ADSs in book entry form to which such holder is entitled and the cash consisting of the cash component of the mixed consideration and cash in lieu of any fractional shares or the applicable consideration for the series of preferred stock held. The exchange agent will receive all shares of Liberty for which a valid election had been made, receive your completed letters of transmittal, exchange certificates for the $10.00 per share cash alternative or mixed consideration and perform other duties as set forth in an agency agreement.

If a certificate for Liberty common stock or for Liberty preferred stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the business combination agreement upon receipt of an affidavit as to that loss, theft or destruction and, at Prisa’s reasonable discretion, appropriate and customary indemnification in the form of a bond.

Prisa will be entitled to deduct and withhold from the cash consideration, the mixed consideration or the preferred stock consideration, or cash in lieu of fractional shares, the amounts it is required to deduct and withhold under any federal, state, local or foreign tax law. If Prisa withholds any amounts, these amounts will be treated for all purposes of the business combination as having been paid to the Liberty Virginia stockholders from whom they were withheld.

Dividends and Distributions

Until former Liberty Virginia stockholders have surrendered their Liberty common stock certificates or Liberty preferred stock certificates for exchange, any dividends or other distributions Prisa declares after the effective time with respect to Prisa Class A ordinary shares or Class B convertible non-voting shares for which shares of Liberty Virginia common stock or Liberty Virginia preferred stock may have been exchanged will accrue but will not be paid. Prisa will pay to former holders of Liberty Virginia common stock or Liberty Virginia preferred stock any such accrued but unpaid dividends or other distributions, without interest, only after they have duly surrendered their Liberty common stock certificates or Liberty preferred stock certificates.

Termination of the Exchange Fund

Six months after the effective time of the share exchange, the exchange agent will return to Prisa any portion of the cash and share consideration that former holders of Liberty Virginia stock and warrants have failed to claim. After such time, any former holders of Liberty Virginia stock and warrants who have not complied with the exchange procedures described in the business combination agreement and surrendered their certificates or warrants may look only to Prisa to receive consideration (and no interest will accrue on any unclaimed consideration). Notwithstanding the foregoing, none of Prisa, Liberty, Liberty Virginia, the exchange agent or any other person will be liable to any former holder of shares of Liberty Virginia stock or warrants for any amount Prisa or the exchange agent delivers in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Acquisition of Sponsors’ Shares

Liberty is required to purchase from the Liberty sponsors, immediately prior to the effective time of the reincorporation merger, approximately 24.8 million Liberty warrants (constituting all of the Liberty warrants held by them, but excluding the 165,600 Liberty warrants held by the other founders) and approximately 3.3 million shares of Liberty common stock, for a total purchase price of $825. In addition, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million, Liberty is required to purchase an additional 2.6 million shares of Liberty common stock from the Liberty sponsors for a total purchase price of $260 and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million, Liberty is required to purchase an additional 500,000 shares of Liberty common stock from the Liberty sponsors for a total purchase price of $50. After giving effect to the consummation of the transactions contemplated by the sponsor surrender agreement, each of the sponsors would hold (i) 11,123,900 shares of Liberty common stock, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is equal to or less than $525 million, (ii) 9,823,900 shares of Liberty common stock, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million but equal to or less than $750 million and (iii) 9,573,900 shares of Liberty common stock if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million.

Representations and Warranties

The business combination agreement contains generally customary representations and warranties of Prisa and Liberty relating to their respective businesses. The accuracy of each party’s representations and warranties, subject in certain cases to a material adverse effect standard, is a condition to completing the business combination. See “— Conditions to Complete the Business Combination.”

Prisa and Liberty have qualified certain of the representations and warranties by a materiality or a material adverse effect standard. The business combination agreement defines “material adverse effect,” with respect to either party, as any event, circumstance or change which, individually or together with all other events, circumstances or changes has, or would reasonably be expected to have, a material adverse effect on (i) the business, assets and liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or (ii) such party’s ability to timely consummate the transactions contemplated by the businesses combination agreement, in each case excluding the impact of any change, event, occurrence, condition or effect relating to or arising from (1) economic or regulatory, legislative or political considerations, or securities, credit or other capital markets conditions, in each case in the United States, Spain or any foreign jurisdictions that do not have a materially disproportionate effect on such party and its subsidiaries compared to other companies or businesses operating in the same industry as such party and its subsidiaries, (2) changes or conditions affecting such party’s industry in general that do not have a materially disproportionate effect on such party and its subsidiaries compared to other company or businesses engaged in the same industry, (3) the execution and delivery of the business combination agreement or the announcement thereof, (4) changes in U.S. GAAP or IFRS as adopted by the European Union applicable to such party, (5) compliance by such party with the express terms of the business combination agreement, (6) any change, in and of itself, in the market price or trading volume of such party’s securities or (7) any failure, in and of itself, by such party to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics.

The representations and warranties set forth in the business combination agreement:

•	have been qualified by information that Prisa and Liberty set forth in confidential disclosure schedules that the parties exchanged in connection with signing the business combination agreement—the information contained in these schedules modifies, qualifies and creates exceptions to the representations and warranties in the business combination agreement;

•	have been qualified by information that Prisa and Liberty set forth in the reports that it has filed with the CNMV or SEC, as applicable;

•	have been qualified by Prisa’s and Liberty’s actual or constructive knowledge, including knowledge gained from materials each party made available to the other during the parties’ due diligence investigations;

•	will not survive consummation of the business combination;

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to the business combination agreement if those statements turn out to be inaccurate; and

•	are subject to the materiality and material adverse effect standards described in the business combination agreement, which may differ from what may be viewed as material by you.

Each of Prisa and Liberty has made representations and warranties to the other regarding, among other things:

•	corporate matters, including due organization and qualification;

•	capitalization;

•	authority relative to each party’s execution and delivery of the business combination agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the business combination;

•	governmental and third-party filings and consents necessary to complete the business combination;

•	financial statements and the absence of undisclosed liabilities;

•	brokers’ fees the parties may have to pay in connection with the business combination;

•	the absence of certain changes or events;

•	legal proceedings;

•	tax matters;

•	compliance with applicable laws;

•	matters relating to certain contracts;

•	intellectual property;

•	employee matters and benefit plans;

•	insurance;

•	the absence of related party transactions; and

•	the accuracy of information supplied in public filings, and for inclusion in this proxy statement/prospectus and other similar documents.

Liberty has also made representations and warranties to Prisa as to the funds in Liberty’s trust account. In addition, Prisa has made other representations and warranties about itself to Liberty as to:

•	environmental matters;

•	permits and licenses;

•	compliance with anti-corruption and export control laws;

•	the absence of restrictive agreements with governmental entities; and

•	its properties and assets.

Conduct of Business Pending the Share Exchange

Each of Prisa and Liberty has undertaken customary covenants that place restrictions on it and its subsidiaries until the earlier of the termination of the business combination agreement or the effective time of the share exchange. Each of them has agreed to, and to cause each of its subsidiaries to, (i) conduct its business in all material respects in the ordinary course and (ii) use its reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees. Each of them has also agreed not to take any action, or fail to take any action, which action or failure to act might reasonably be expected to prevent the first step of the business combination (the reincorporation merger) from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code. Each of Prisa and Liberty has further agreed that, with certain exceptions, it will not and will not allow any subsidiary to among other things, undertake the following actions without the other’s prior consent:

•	amend, adopt or propose any amendment to its organizational documents (other than as required by the business combination agreement and, in the case of Liberty, as may be required to create the Liberty preferred stock or as expressly contemplated by the preferred stock purchase agreements);

•	create any subsidiary (other than Liberty Virginia), or acquire any securities or interests in any other entity, in the case of Prisa that could reasonably be expected to materially adversely affect the ability of Prisa to consummate the business combination;

•	except as necessary to complete the business combination or, in the case of Liberty, as expressly contemplated by the preferred stock purchase agreements, issue shares except pursuant to the exercise of Prisa convertible securities outstanding as of the date of the business combination agreement and in accordance with the terms of the applicable convertible securities, grant any stock options or other equity-based awards (other than grants by Prisa pursuant to its stock option or similar plans), amend, waive or otherwise modify the terms of any warrants, options or equity plans, or adopt or implement any stockholder rights plan;

•	make, declare or pay any dividends or other distributions on any shares of its capital stock or beneficial interests (except that Prisa and its subsidiaries may pay dividends to each other and Prisa may make distributions if necessary to effect the Prisa warrant issuance or to conduct a rights offering);

•	split, combine, subdivide or reclassify any of its capital stock, or redeem, repurchase or otherwise acquire, or propose to redeem, repurchase or otherwise acquire (other than in connection with the cashless exercise of Prisa options or similar rights) any of its capital stock, interests or other securities;

•	lease, license, transfer, exchange or swap, mortgage or otherwise dispose of any material portion of its assets, other than, in the case of Liberty, as expressly disclosed to Prisa, and in the case of Prisa, (i) the asset dispositions as discussed below under “—Asset Dispositions,” (ii) dispositions of assets with a fair market value of less than €250 million, (iii) transactions between any subsidiary of Prisa and Prisa or another of its subsidiaries and (iv) dispositions of excess inventory, property, leases, licenses, equipment or other assets that Prisa considers obsolete or unnecessary;

•	adopt or effect a plan or complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	incur or assume (or, in the case of Liberty, pre-pay) any indebtedness (in the case of Prisa, in excess of €250 million) or enter into any “keep well” or other agreement to maintain the financial condition of another entity, other than, in the case of Prisa, (i) as required pursuant to the terms of agreements in effect as of the date of the business combination agreement or (ii) to the extent in the ordinary course of business consistent with past practice, or consistent with the asset dispositions discussed below under “— Asset Disposition,” related to any vendor financing arrangement or existing proprietary charge card arrangements in amounts that do not exceed €100 million in the aggregate;

•	make or change any material tax election, materially amend any material tax returns, or settle any material tax claim, audit or assessment or, in the case of Liberty, adopt or change any method of material tax accounting or file any income tax return that claims a deduction for or otherwise uses a net operating loss;

•	fail to maintain its existing insurance coverage, or to procure substantially similar substitute insurance policies;

•	materially change its accounting methods other than as required by certain applicable regulatory guidelines or authorities;

•	enter into certain specified types of contracts, or amend, terminate or extend any such contract or otherwise waive, release, assign or fail to enforce any material rights or claims, in the case of Prisa if the applicable contract or action or failure to act would reasonably be expected to impair in any material respect the ability of Prisa to perform its obligations under the business combination agreement or prevent or delay the consummation of the business combination, except, in the case of Liberty, pursuant to the amended and restated deferred underwriting discount reduction letter with Citigroup and Barclays;

•	take, or agree to commit to take, any action that is intended to result in any of the conditions to the business combination not being satisfied;

•	engage in or enter into any new material related party transaction other than, in the case of Prisa, in the ordinary course of business and, in the case of Liberty, pursuant to the sponsor surrender agreement or as may be required to create the Liberty preferred stock or as expressly contemplated by the preferred stock purchase agreements;

•	commence or settle any litigation or arbitration proceedings (i) relating to the business combination agreement or the business combination or (ii) involving payments by it or any of its subsidiaries in excess of, in the case of Liberty, $250,000 per litigation or arbitration, or $500,000 in the aggregate, and, in the case of Prisa, €25 million per litigation or arbitration, or €100 million in the aggregate; or

•	agree to do any of the actions prohibited by the preceding bullet points.

In addition, Liberty has agreed that it will not, and will not permit Liberty Virginia to, undertake the following actions without Prisa’s prior consent:

•	increase the compensation or benefits payable or to become payable, or pay any amounts or benefits (including severance), or increase any amounts payable to, any of its current or former directors, officers, consultants or other service providers, or hire, retain or appoint any employees, officers, directors, consultants or other service providers;

•	assume, guarantee or otherwise become responsible for the indebtedness of another person, or acquire any other business or entity or make or acquire any loans or investments any other person or entity;

•	pay or commit to pay any expenses other than expenses related to the business combination or otherwise not exceeding $100,000 individually or $500,000 in the aggregate;

•	permit Liberty Virginia to engage in any activity or business other than as contemplated by the business combination agreement or incident to its formation; or

•	after delivery of a certificate to be delivered by Liberty to Prisa prior to closing, setting forth the amount of cash to be held by Liberty at closing, take any action that would cause Liberty’s cash at closing to differ in any material respect from the amount specified in the certificate.

Prisa has also agreed that it will not, and will not permit any of its subsidiaries to, without Liberty’s prior consent:

•	except (i) as required by applicable law or the terms of a Prisa employee benefit plan in effect on the date of the business combination agreement, (ii) in the ordinary course of business consistent with past practice or (iii) otherwise in an amount not material to Prisa, with respect to any current or former director, officer or employee, (1) increase the compensation or benefits payable or to become payable to such person, or pay or increase any amounts or benefits to any such person not required by any existing employee benefit plan, (2) establish, adopt or materially amend any collective bargaining or other benefit plan, (3) provide any funding for a rabbi trust or similar arrangement or otherwise secure the payment of compensation or benefits under any existing employee benefit plan, (4) accelerate the vesting of or lapsing of restrictions with respect to any stock-based or other long-term incentive compensation plan or (5) materially change any actuarial or other assumptions used to calculate funding obligations under any employee benefit plan or change the manner or basis for making or determining those contributions; or

•	assume, guarantee or otherwise become responsible for the indebtedness of another person (other than a subsidiary).

The business combination agreement also contains mutual covenants relating to the preparation of this proxy statement/prospectus, access to information of the other company and public announcements with respect to the transactions contemplated by the business combination agreement.

Reasonable Best Efforts

Prisa and Liberty have agreed to use reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate the business combination as promptly as practicable.

Liberty has agreed to hold a meeting of its stockholders as soon as reasonably practicable in order to obtain the approvals of the holders of Liberty common stock of the business combination agreement and the business combination. Liberty has also agreed to hold a meeting of its warrantholders immediately prior to its stockholders meeting for the purpose of seeking the written consent of Liberty’s warrantholders to the warrant amendment proposal. Liberty has agreed not to adjourn the meetings of its stockholders or warrantholders to solicit votes or consents, as applicable, or for any other reason without Prisa’s prior written consent. Prisa has agreed to call a general shareholders’ meeting to be held no later than the first business day following the Liberty meeting of stockholders to propose the capital increase in-kind required to issue the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be issued in the share exchange and the amendment of its organizational documents to permit the capital increase in-kind, and to delegate to the Prisa board of directors the requisite authority to effectuate the capital increase in-kind, the share exchange and the Prisa warrant issuance (or the Prisa rights offering and/or the alternate Prisa warrant issuance, if necessary as described in “—Prisa Warrant Issuance”). The business combination may not be effected legally absent such shareholder approval; therefore, receipt of Prisa shareholder approval is a condition to both Prisa’s and Liberty’s obligations under the business combination agreement to complete the business combination. Prisa will include an agreement in the resolutions approving Prisa’s issuance of the Prisa Class B convertible non-voting shares, that Prisa, for the purpose of enabling the distribution of the minimum annual dividend in favor of the holders of Prisa Class B convertible non-voting shares, will exercise its voting rights in respect of all of its subsidiaries, to the extent legally and contractually possible, to cause the delivery of available distributable profits of such subsidiaries to their respective shareholders and, as the case may be, then to Prisa. Prisa and Liberty have agreed to use their reasonable best efforts to obtain such approvals.

Good Faith Efforts

The business combination agreement provides that the respective obligations of the parties, whether arising by operation of law or otherwise, will be performed to the fullest extent in compliance with the principle of good faith. In particular, Prisa, by performing its obligations under the business combination agreement, will submit to its shareholders those corporate resolutions necessary to comply with the business combination agreement. Additionally, without limiting the foregoing obligations in any manner whatsoever, Prisa, in connection with such submission, will take into account the interests of its shareholders and the corporate interests of the company.

Directors’ and Officers’ Insurance

The business combination agreement provides that, prior to the closing of the business combination, Liberty will purchase a “tail” on its directors’ and officers’ liability insurance policy with respect to acts or omissions occurring prior to the effective time of the share exchange, with coverage in amount and scope at least as favorable as Liberty’s existing policies and reasonably satisfactory to Prisa.

Prisa Warrant Issuance

The business combination agreement contemplates that Prisa will, in connection with the consummation of the business combination, issue 1.1 warrants in respect of each outstanding Prisa ordinary share to holders of record as of a date prior to the consummation of the share exchange. Each warrant would be exercisable at any time by the holder for one Prisa Class A ordinary share at an exercise price of €2.00 per warrant, and would expire 3.5 years after issuance. In order to validly exercise a Prisa warrant, the holder must give valid notice of exercise and deliver the exercise price and any other required documents to Prisa or its agent prior to the 3.5 year anniversary of issuance in accordance with exercise procedures to be established by Prisa.

If the CNMV requires Prisa to grant certain preemptive rights in favor of its existing shareholders, Prisa will conduct a rights offering either in lieu of the Prisa warrant issuance or in conjunction with an alternate Prisa warrant issuance. In either case, the increase of capital to Prisa and the amount of dilution to Prisa shareholders resulting from the issuance of new Prisa Class A ordinary shares and/or the exercise of the alternate Prisa warrants will be the same as if the Prisa warrant issuance had been effected on the terms described in this proxy statement/prospectus, assuming all of the Prisa warrants had been exercised. If Prisa is required to conduct a rights offering, it will be conducted it in accordance with Spanish law and in consultation with and subject to the approval of the CNMV.

Asset Dispositions

The business combination agreement requires Prisa to use its reasonable best efforts to consummate certain previously announced asset dispositions, which are referred to in this proxy statement/prospectus as the asset dispositions, as promptly as practicable following the date of the business combination agreement, on substantially the terms and conditions provided for in certain agreements existing as of the date of the business combination agreement.

Board of Directors

Prisa has agreed to take all necessary action to submit to Prisa shareholders Nicolas Berggruen and Martin Franklin for election to the Prisa board of directors, which election shall be effective as of the effective time of the share exchange. Prisa has also expressed its willingness to increase the number of members of its board of directors to up to 17, and to increase the number of independent directors (consejeros independientes) such that independent directors would represent a majority of the members of the Prisa board of directors. The business combination agreement also requires Liberty, prior to the closing of the business combination, to obtain the resignation of each of the officers and directors of Liberty Virginia as of the effective time of the share exchange.

Liberty Virginia Shareholder Vote

Promptly following the organization of Liberty Virginia, Liberty, as the sole shareholder of Liberty Virginia common stock, will approve the reincorporation merger and the share exchange and waive any rights to dissent pursuant to certain provision of the VSCA.

Conditions to Complete the Business Combination

The respective obligations of Prisa and Liberty to complete the business combination are subject to the fulfillment or waiver, if waivable, of mutual conditions, including:

•	the approval by the Prisa shareholders of the amendment to Prisa’s by-laws and the capital increase in-kind necessary for effecting the business combination, the approval and adoption of the business combination agreement and the transactions contemplated thereby by Liberty stockholders and the approval of the warrant agreement amendment by Liberty warrantholders;

•	Prisa having registered its increase in share capital pursuant to a deed of in-kind capital increase, and having filed certain required reports relating to the business combination;

•	the effectiveness of the registration statements under the Securities Act and Exchange Act with respect to the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares and Prisa ADSs to be issued in connection with the business combination (including the registration statement of which this proxy statement/prospectus is a part) and the absence of any stop order or proceedings initiated or threatened by the SEC for that purpose;

•	the absence of any order, injunction or decree having been issued by any court or agency of competent jurisdiction or other legal restraint or prohibition making the business combination illegal or otherwise preventing the consummation of the business combination, and the absence of any statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the business combination;

•	the CNMV having verified and registered a prospectus relating to the issuance of the Prisa Class A ordinary shares, Prisa Class B convertible non-voting shares and Prisa warrants in the business combination;

•	the completion of the restructuring of Prisa’s outstanding indebtedness occurring substantially simultaneously with the closing of the business combination, and Prisa not being in default under any definitive documentation providing for the Prisa debt restructuring;

•	the New York Stock Exchange having approved the listing of Prisa ADSs to be issued in the business combination, subject to official notice of issuance and the absence of any event that may preclude the listing of the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares on the Spanish Continuous Market Exchange once it has been authorized by the CNMV and the managing companies of the Spanish stock exchanges;

•	Prisa having entered into deposit agreements with a U.S. financial institution authorized to act as depositary for the Prisa ADSs (selected by Prisa after consultation with Liberty); and

•	receipt by Prisa from HSBC, as representative of the lenders under a refinancing master agreement among Prisa, the lenders and HSBC, as administrative agent, of a notice stating that the requisite lenders have consented to and approved the amendments contained in the amended and restated business combination agreement dated as of August 4, 2010.

Each of Prisa’s and Liberty’s obligations to complete the business combination is also separately subject to the satisfaction or waiver, if waivable, of other conditions, including:

•	the other party’s representations and warranties in the business combination agreement being true and correct, except (in the case of most of the representations and warranties) where the failure to be true and correct would not have a material adverse effect on such other party;

•	the other party’s performance in all material respects of its obligations under the business combination agreement; and

•	there not having occurred, since the date of the business combination agreement, a material adverse effect on the other party.

Liberty’s obligation to complete the business combination is also subject to the satisfaction or waiver, if waivable, of the following conditions:

•	Prisa having entered into an employment agreement with Mr. Juan Luis Cebrián providing for an employment term of at least three years and such other terms as are mutually acceptable to Prisa and Mr. Cebrián; and

•	the issuance and delivery by Prisa of the number of shares in the business combination equaling the number of Prisa shares required by the share exchange and the warrant agreement amendment.

Prisa’s obligation to complete the business combination is also subject to the satisfaction or waiver, if waivable, of the following conditions:

•	the directors and officers of Liberty Virginia having tendered their resignations, effective upon the effective time of the share exchange;

•	Liberty having not less than approximately $936.7 million in cash in its trust and operating accounts at the closing of the business combination (including cash to be paid to Liberty stockholders who validly exercise their redemption rights or make cash elections), after payment of the deferred underwriting discounts payable to the underwriters of Liberty’s IPO, Liberty’s transaction expenses and other liabilities, and the approximately $46.7 million in cash payable as part of the warrant consideration;

•	Liberty’s transaction expenses, excluding deferred underwriting discounts and the cash payable as part of the warrant consideration, not exceeding $24 million;

•	Prisa’s existing controlling shareholder group continuing to control not less than 30% of Prisa’s outstanding ordinary shares (after giving pro forma effect to the transactions contemplated by the warrant agreement amendment, the full conversion of the Prisa Class B convertible non-voting shares to Prisa Class A ordinary shares, any required redemptions of shares of Liberty common stock, the purchase of Liberty warrants and Liberty common stock pursuant to the sponsor surrender agreement and the issuance and exercise of the Prisa warrants);

•	the amount of cash held by Liberty and available to Prisa following consummation of the business combination, after payment of (1) any amounts payable to stockholders of Liberty who validly exercise their redemption rights, (2) any amounts payable to stockholders of Liberty who have elected to receive the $10.00 per share cash alternative in excess of the amounts deposited into and remaining in the Liberty preferred shares escrow account and (3) the aggregate amount of cash payable to Liberty stockholders receiving mixed consideration in the business combination and a portion of the cash payable to the holders of Liberty preferred stock, being greater than €450 million (converted from dollars to euros using an agreed exchange rate);

•	Liberty having purchased from its sponsors a total of approximately 24.8 million Liberty warrants (constituting all of the Liberty warrants held by them, but excluding the 165,600 Liberty warrants held by the other founders) and approximately 3.3 million shares of Liberty common stock for a total purchase price of $825, and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million, Liberty having purchased an additional 2.6 million shares of Liberty common stock from the Liberty sponsors for a total purchase price of $260 and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $750 million, Liberty having purchased an additional 500,000 shares from the Liberty sponsors for a total purchase price of $50; and

•	the total number of shares of Liberty common stock as to which Liberty stockholders validly exercise their redemption rights or elect to receive the $10.00 per share cash alternative not exceeding 80 million shares in the aggregate.

Termination of the Business Combination Agreement

General

Prisa and Liberty may terminate the business combination agreement at any time prior to the completion of the business combination by their mutual written consent, or either of Prisa or Liberty may do so if:

•	any order, injunction or decree is issued by any court or agency of competent jurisdiction or other legal restraint or prohibition making the business combination illegal or preventing the consummation of the business combination, or any statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the business combination, and such action has become final and non-appealable;

•	Prisa’s shareholders fail to approve the capital increase in-kind and the bylaw amendments required by the business combination agreement, Liberty’s stockholders fail to approve and adopt the business combination agreement or the transactions contemplated by it, or Liberty’s warrantholders fail to approve the warrant agreement amendment (except that a party may not terminate the business combination agreement for this reason if it has not fulfilled its obligations under the business combination agreement to call and conduct its meeting or meetings, or if it has breached any obligation of the business combination agreement such that it has failed to satisfy the closing conditions);

•	Liberty and Prisa have not completed the business combination by December 6, 2010 (other than because of a breach of the business combination agreement that the party seeking termination caused);

•	the other party breaches the business combination agreement in a way that would entitle the party seeking to terminate the agreement not to consummate the business combination, subject to the right of the breaching party to cure the breach within 15 days following written notice (unless it is not possible due to the nature or timing for the breach for the breaching party to cure the breach); and

•	if, as of the date of the Liberty stockholder meeting, the total number of shares of Liberty common stock as to which Liberty stockholders validly exercised their redemption rights or made elections to receive the $10.00 per share cash alternative exceeds 80 million shares in the aggregate.

Effect of Termination

In the event that Prisa, Liberty, or the two parties acting by mutual consent terminate the business combination agreement as described above, the business combination agreement will become void and neither Prisa nor Liberty will have any liability under the business combination agreement, except that:

•	both Prisa and Liberty will remain liable for any breach of the business combination agreement; and

•	designated provisions of the business combination agreement, including those regarding the payment of fees and expenses and those that provide for governing law, jurisdiction and specific enforcement will survive the termination.

Amendment; Waiver and Extension of the Business Combination Agreement

Amendment

Prisa and Liberty may amend the business combination agreement by action taken or authorized by their boards of directors. However, once the Prisa shareholders have approved the capital increase in-kind or the Liberty stockholders have approved the business combination agreement and the related transactions, as the case may be, Prisa and Liberty may not, without further shareholder approval, make any amendment to the business combination agreement that requires such further approval under applicable law.

Extension; Waiver

At any time prior to the effective time of the share exchange, each of Prisa and Liberty, by action taken or authorized by their respective board of directors, to the extent legally allowed, may:

•	extend the time for performance of any of the obligations or other acts of the other party under the business combination agreement;

•	waive any inaccuracies in the other party’s representations and warranties contained in the business combination agreement; and

•	waive the other party’s compliance with any of the agreements or conditions contained in the business combination agreement.

However, once the Prisa shareholders have approved the capital increase in-kind or the Liberty stockholders have approved the business combination agreement and the related transactions, as the case may be, Prisa and Liberty may not, without further shareholder approval, agree to any extension or waiver that reduces the amount or changes the form of the consideration to be delivered to the holders of Liberty common stock.

Fees and Expenses

In general, all costs and expenses incurred in connection with the business combination agreement will be paid by the party incurring such expenses. Prisa, however, is responsible for the costs and expenses related to the depositary, the exchange agent, the printing and mailing of this proxy statement/prospectus, and all filing and other fees that either Liberty or Prisa pays to the SEC or the CNMV in connection with the business combination.

CERTAIN AGREEMENTS RELATED TO THE BUSINESS COMBINATION

The following is a summary of the material provisions of certain agreements related to the business combination. This summary is qualified in its entirety by reference to the sponsor support agreement and the sponsor surrender agreement, copies of which are included as Annexes B and C to this proxy statement/prospectus, respectively, and are incorporated into this proxy statement/prospectus by reference. You should read the description of the Prisa support agreement and the sponsor support agreement and the sponsor surrender agreement in their entirety, as they are the legal documents governing the matters discussed below.

The Prisa Support Agreement

Concurrently with the execution of, and in order to induce Liberty to enter into, the original business combination agreement dated March 5, 2010, Rucandio, which currently controls, directly and indirectly, approximately 70% of the outstanding ordinary shares of Prisa, entered into a transaction support agreement with Liberty. Pursuant to the Prisa support agreement, Rucandio agreed to perform all necessary acts to ensure the convening of the Prisa shareholders meeting during the first half of 2010 and to attend such meeting. At such Prisa shareholders meeting, Rucandio has agreed to vote or exercise its right to consent with respect to all ordinary shares of Prisa that it beneficially owns in favor of (i) a capital increase in-kind to complete the share exchange, (ii) a capital increase in-kind to complete the exchange of Prisa shares for Liberty warrants, (iii) approval of the issuance of Prisa Class B convertible non-voting shares and the necessary amendments to Prisa’s organizational documents and (iv) the appointment of a director designated by Liberty. Rucandio also agreed to vote the shares it controls, directly or indirectly, in favor of any other matter necessary to the consummation of the business combination and considered and voted upon by Prisa’s shareholders.

The Prisa support agreement will terminate on the earliest to occur of (i) Rucandio exercising its right to vote pursuant to the Prisa support agreement, (ii) the mutual consent of Prisa and Liberty and (iii) the termination of the business combination agreement pursuant to its terms.

The Sponsor Support Agreement

Concurrently with the execution of, and in order to induce Prisa to enter into, the original business combination agreement dated March 5, 2010, Liberty’s sponsors, Berggruen Acquisition Holdings Ltd and Marlin Equities II, LLC, entered into a sponsor support agreement with Prisa pursuant to which they agreed to be counted as present at the special meeting of Liberty warrantholders to consider the warrant amendment and to vote or exercise their right to consent with respect to all of the warrants held by each of them in favor of the warrant amendment proposal. As of the record date, Liberty’s sponsors beneficially owned an aggregate of approximately 32.3% of the outstanding warrants of Liberty.

The sponsor support agreement will terminate on the earliest to occur of (i) the consummation of the business combination, (ii) the mutual consent of Prisa and Liberty and (iii) the termination of the business combination agreement pursuant to its terms.

The Sponsor Surrender Agreement

Liberty entered into the sponsor surrender agreement with the Liberty sponsors concurrently with the execution of the business combination agreement. Under the terms of the sponsor surrender agreement, the sponsors have agreed to sell to Liberty, for nominal consideration, a total of approximately 24.8 million Liberty warrants (constituting all of the Liberty warrants held by the sponsors, but excluding the 165,600 Liberty warrants held by the other founders) and approximately 3.3 million shares of Liberty common stock. Liberty will pay the sponsors a total of $825 for the Liberty warrants and shares which are being purchased by Liberty. In addition, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than $525 million, the sponsors have agreed to sell to Liberty an additional 2.6 million shares of Liberty common stock for a total purchase price of $260 and, if the total amount of cash payable to Liberty common stockholders who have exercised redemption rights or elected to receive the $10.00 per share cash alternative is greater than

$750 million, the sponsors have agreed to sell to Liberty an additional 500,000 shares of Liberty common stock for a total purchase price of $50.

The sponsors will surrender the shares and warrants to Liberty immediately prior to the consummation of the business combination so that the shares will not be outstanding on the date of, and will not participate in, the share exchange and warrant exchange, but will be outstanding on the date of the special meetings of Liberty’s stockholders and warrantholders. The sponsors will vote the shares to be surrendered in accordance with the vote of the majority in interest of all other Liberty stockholders voted at the stockholders meeting on the business combination proposal. The sponsors have agreed, pursuant to the sponsor support agreement, to vote their warrants in favor of the warrant amendment proposal. The sponsors’ obligation to sell the shares and warrants to Liberty will automatically terminate if the business combination agreement is terminated.

The Preferred Stock Purchase Agreements

Concurrently with the execution of the business combination agreement, Liberty entered into separately negotiated preferred stock purchase agreements with the Liberty sponsors and investors, pursuant to which the Liberty sponsors and investors agreed to purchase certain specified classes of newly-created shares of Liberty’s preferred stock for an aggregate purchase price of $500 million. The proceeds resulting from the sale of the Liberty preferred stock may be used by Prisa and Liberty to help fund the required payments pursuant to the share exchange to those stockholders of Liberty who make an election to receive the $10.00 per share cash alternative pursuant to the terms of the business combination agreement. Each investor was previously known to either Liberty or Prisa and each preferred stock purchase agreement was negotiated with each investor and the Liberty sponsors separately. Under the terms of the several preferred stock purchase agreements Liberty has agreed to issue and sell:

•	An aggregate of 50,000 shares of a new series of preferred stock to be designated as Series A preferred stock for an aggregate purchase price of $50 million, all of which will be purchased by the Liberty sponsors (each of which will purchase 25,000 shares of Series A preferred stock);

•	An aggregate of 300,000 shares of a new series of preferred stock to be designated as Series B preferred stock for an aggregate purchase price of $300 million, of which 150,000 shares will be purchased by Tyrus Capital Event Master Fund Ltd. and 150,000 shares will be purchased by HSBC Bank plc;

•	An aggregate of ten shares of a new series of preferred stock to be designated as Series C preferred stock for an aggregate purchase price of $10, all of which will be purchased by Tyrus;

•	An aggregate of 50,000 shares of a new series of preferred stock to be designated as Series D preferred stock, for an aggregate purchase price of $50 million, all of which will be purchased by Centaurus Capital Limited, on behalf of certain of its affiliates; and

•	An aggregate of 100,000 shares of a new series of preferred stock to be designated as Series E preferred stock (the Series A preferred stock, the Series B preferred stock, the Series C preferred stock, the Series D preferred stock and the Series E preferred stock are referred to collectively as the Liberty preferred stock), for an aggregate purchase price of $100 million, of which 50,000 shares will be purchased by HSBC Bank plc, 25,000 shares will be purchased by a wholly owned affiliate of Banco Santander to which Banco Santander has assigned its interest and 25,000 shares will be purchased by Pentwater Growth Fund Ltd., and two related funds.

Pursuant to the terms of the preferred stock purchase agreements, the closing of the sale of the Liberty preferred stock will occur on the business day that is ten business days prior to the date of the Liberty stockholder meeting (or at such other time as the Liberty sponsor or investor, as applicable, and Liberty may mutually agree). At the closing, the Liberty sponsors and each investor will pay the applicable purchase price to an interest bearing escrow account (referred to as the preferred shares escrow account) to be established by Liberty with Citibank, N.A., as escrow agent, pursuant to an escrow agreement to be entered into among Liberty, the Liberty sponsors, the investors and the escrow agent. The funds in the preferred shares escrow account may be used solely to fund (1) payments to holders of Liberty common stock that make an election to receive the $10.00 per share cash alternative, (2) amounts payable to holders of Liberty preferred stock in the share exchange and (3) payments to holders of Liberty preferred stock upon any redemption of the Liberty preferred stock, as described below.

At the closing of the business combination, the holders of the preferred stock will receive the consideration specified in the business combination agreement. In addition, pursuant to one of the preferred stock purchase agreements with HSBC, Liberty is required to pay HSBC cash in the amount of $2 million at the closing of the business combination.

The Liberty preferred stock will not be entitled to receive any dividends and will have no voting rights other than as required by law, except that the vote or written consent of holders of at least two-thirds of the outstanding shares of each class of Liberty preferred stock will be required for Liberty to take certain actions that would impact the rights of the applicable class of Liberty preferred stock. The rights, privileges and restrictions applicable to each class of Liberty preferred stock will be set forth in a certificate of designations of such class of Liberty preferred stock.

The Liberty sponsors’ and each investor’s obligation to purchase shares of Liberty preferred stock pursuant to the preferred stock purchase agreement to which it is a party is subject to the conditions that (1) the certificates of designations shall have been filed with the Secretary of State of the State of Delaware, (2) each other investor (including the Liberty sponsors) shall consummate its purchase of Liberty preferred stock on or prior to the business day that is ten business days prior to the date of the Liberty stockholder meeting (or at such other time as the sponsor or investor, as applicable, and Liberty may mutually agree), and (3) with respect to Tyrus and HSBC, Prisa and such investor shall have agreed in writing to an agreement providing for Prisa to maintain an effective registration statement for a period of one year after the consummation of the share exchange with respect to the resale to the public of the Prisa ADSs issued to such investor in the share exchange, to the extent necessary to legally allow such resales.

Under the preferred stock purchase agreements, each of the Liberty sponsors and each investor has agreed that until 45 days following the date of the consummation of the share exchange, such sponsor or investor shall not, without Liberty’s prior written consent, sell or otherwise dispose of any Prisa ADSs issued in exchange for the shares of Liberty preferred stock purchased by such sponsor or investor or any other securities convertible into or exchangeable or exercisable for such shares, and has agreed not to enter into any swap or other agreement or transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of such Prisa ADSs.

Each preferred stock purchase agreement may be terminated by the sponsor or investor party thereto, as applicable, if (in each case, unless the applicable circumstance occurs or fails to occur as a result of a breach of the preferred stock purchase agreement by such sponsor or investor, as applicable):

•	the closing of the sale of Liberty preferred stock pursuant to such preferred stock purchase agreement has not occurred by November 15, 2010, or the closing of the business combination has not occurred by December 6, 2010;

•	the business combination agreement is terminated;

•	any order, injunction or decree is issued by any court or agency of competent jurisdiction or other legal restraint or prohibition making the transactions contemplated by the preferred stock purchase agreement illegal or preventing the consummation of the transactions contemplated by the preferred stock purchase agreement, or any statute, rule, regulation, order, injunction or decree has been enacted, entered, promulgated or enforced by any governmental entity that prohibits or makes illegal the consummation of the transactions contemplated by the preferred stock purchase agreement;

•	the business combination agreement is amended, or any waiver is given by Liberty under the business combination, in either case without the prior written consent of the sponsor or investor, as applicable, and which decreases the consideration due such sponsor or investor, as applicable, pursuant to the terms of the Liberty preferred stock or otherwise materially and adversely affects such sponsor or investor, as applicable (or, in the case of certain specified provisions, which adversely affects such sponsor or investor, as applicable), or the escrow agreement is amended without the consent of such sponsor or investor, as applicable;

•	Any person other than Liberty or the investors shall have entered into an agreement to purchase, or shall have purchased, from Liberty or the Liberty sponsors any Liberty preferred stock or other securities of Liberty, or the terms of the preferred stock purchase agreement to which any other purchaser is party shall have been (or shall have been amended to become) more favorable to the other purchaser than the terms of the applicable preferred stock purchase agreement, in each case without the prior written consent of such sponsor or investor, as applicable;

•	Liberty shall have declared or paid any dividend or distribution of any kind with a record date prior to the second day after the Liberty stockholder meeting;

•	the requisite approval of Liberty’s common stockholders or of Liberty’s warrantholders to approve the business combination or warrant agreement amendment, respectively, is not obtained at the meeting of Liberty’s stockholders to be held pursuant to the business combination agreement; or

•	in the case of HSBC and Tyrus, the registration statement of which this proxy statement/prospectus form a part, after mailing to holders of Liberty common stock and Liberty warrants, shall fail to be effective for the registration of the resale by such investor of the Prisa ADSs to be issued in exchange for the shares of Liberty preferred stock purchased by such investor.

If a preferred stock purchase agreement is terminated, neither party will have any further obligation to the other under the preferred stock purchase agreement except that, if the termination occurs after the closing of the sale of the Liberty preferred stock pursuant thereto, Liberty will be required to redeem, within five business days following such termination, all of the shares of Liberty preferred stock purchased by the applicable sponsor or investor for a price equal to the original purchase price for such shares, plus a pro rata portion of the interest earned on the preferred shares escrow account.

USE OF PROCEEDS OF RESTRUCTURING

The Business Combination

Prisa estimates that between approximately $578 and $870 million will be made available to it as a result of the business combination with Liberty, or a maximum of approximately €639 based on the prevailing dollar to euro exchange rate of 1.362 as of September 30, 2010. The total amount received will depend on the total number of Liberty shares to be to be redeemed as discussed under “The Special Meeting of Liberty Warrantholders and Special Meeting of Liberty Stockholders—Redemption Rights.” The business combination is part of an overall capital restructuring plan for Prisa, involving, in addition to the business combination, the Prisa warrant issuance and/or Prisa rights offering and alternate warrant issuance and the asset dispositions discussed in “Information About Prisa—Liquidity and Capital Resources.” Information regarding the maturities and interest rates of outstanding indebtedness to be reduced as part of the capital restructuring plan is also detailed in “Information About Prisa—Prisa’s Business—Liquidity and Capital Resources.”

Prisa expects to use up to €230 million of the proceeds of the business combination as follows: €75 million for working capital purposes; up to €95 million to fund planned operational restructuring initiatives before December 31, 2011; and up to €60 million to cover transaction costs of the business combination and the debt restructuring. Additionally, Prisa expects to use €31 million for the repayment of the existing loans and credit facilities. Prisa expects to use any remaining amount for pro rata prepayment of all amounts outstanding under Prisa’s syndicated loan and credit facility and the bridge loan agreement.

Sale of Minority Interest in Santillana to DLJSAP

The sale of 25% of the share capital of Santillana to DLJSAP was completed on April 29, 2010 and Prisa received proceeds of €279 million from this sale. Prisa applied the proceeds in the following manner: a €78 million mandatory prepayment under the bridge loan agreement; a €140 million prepayment of Prisa’s syndicated loan and credit facility; and €61 million was used to pay expenses and taxes related to the sale with the remainder retained by the company for working capital purposes. For a further description of this transaction, see “Recent Developments—Recent Developments of Prisa.”

Sale of Minority Interest in Pay Television Business to Telefónica and Telecinco

Prisa expects to receive €970 million from the sale of an aggregate 44% minority interest in DTS, Sogecable’s pay television business, to Telefónica and Telecinco. Of the proceeds, Prisa expects that €232 million will be used to set off subordinated debt owed by Sogecable to Telefónica, €734 million will be used to make the mandatory prepayment of the Sogecable syndicated loan and credit facility and €4 million will be retained for working capital purposes. For a further description of these transactions, see “Recent Developments—Recent Developments of Prisa.”

Sale of Minority Interest in Media Capital

Prisa has reinitiated a process to sell a minority interest in Media Capital (see “Recent Developments—Recent Developments of Prisa”). Prisa has already applied €70 million in proceeds from the sale of 25% of the share capital of Santillana to the repayment of the term loan portion of its syndicated loan and credit facility, as required by the refinancing master agreement. Pursuant to the refinancing master agreement, additional proceeds from the sale of minority interest are required to be applied pro rata between the term loan portion of Prisa’s syndicated loan and credit facility and the bridge loan agreement. Therefore, if Prisa enters into an agreement to sell a minority interest in Media Capital and the sale is completed, Prisa expects to apply €70 million, pro rata, to prepay a portion of the term loan under the syndicated loan and credit facility and the bridge loan agreement (assuming Prisa receives net proceeds of approximately €100 million). The refinancing master agreement also requires that any proceeds from the sale of a minority interest in Media Capital in excess of €100 million must also be applied pro rata against the term loan portion of Prisa’s syndicated loan and credit facility and the bridge loan agreement. Prisa would therefore retain up to €30 million of the remaining net proceeds (assuming, as above, that Prisa receives net proceeds of approximately €100 million).

For additional discussion of the use of proceeds of the restructuring, see “Information About Prisa—Liquidity and Capital Resources.”

ACCOUNTING TREATMENT

Prisa prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In determining the accounting treatment of the transactions contemplated by the business combination agreement, management has evaluated all pertinent facts and circumstances, including whether or not Liberty, which is a special purpose acquisition company, meets the definition of a business. Accordingly, Prisa has concluded that this is a transaction with a non-operating public shell corporation that does not meet the definition of a business under International Financial Reporting Standard 3 — Business Combinations (IFRS 3-Revised 2008).

Under IFRS 3 (Revised 2008) the accounting acquirer is the entity that obtains control of the acquiree. The determination of the accounting acquirer considers many factors, including the relative voting rights in the entity after the transaction, the existence of a large minority interest in the entity if no other owner or organized group of owners has a significant voting interest, the composition of the governing body of the entity, the composition of the senior management of the entity, the terms of the exchange of equity securities, the relative size of the combining entities and which of the combining entities initiated the combination. There is no hierarchical guidance on determining the acquirer in a transaction effected through an exchange of equity interests.

Prisa has concluded that Liberty is not the accounting acquirer based on its evaluation of the following facts and circumstances of the acquisition. The purpose of the transaction is to assist Prisa with the refinancing and recapitalization of its business. Prisa is the larger of the two entities and is the only operating company of the combining companies. Relating to the representation on the board of directors, Prisa expects that two current Liberty directors will join Prisa’s board of directors, currently 13 directors, which number of directors is expected to be increased at the time the transaction is completed. Prisa’s existing senior management will be continuing as the senior management after completion of the transaction. In addition, although after the transaction the former Liberty stockholders and warrantholders may own more than 50% of the total Prisa shares outstanding on a fully diluted basis, upon consumation of the transaction no individual former stockholder of Liberty is expected to hold more than 11.7% on a fully diluted basis (giving effect to the conversion of all Prisa Class B convertible non-voting shares and the issuance and exercise of the Prisa warrants expected to be issued to existing Prisa shareholders), and upon completion of the transaction, the existing controlling shareholder group of Prisa will hold in excess of 30% of the outstanding Prisa ordinary shares, after the conversion of all Class B convertible non-voting shares and assuming the exercise of all warrants expected to be issued to existing Prisa shareholders. In addition, Prisa’s bylaws will require the affirmative vote of at least 75% of the total voting power of Prisa’s issued shares, present or represented at a shareholders meeting, to approve most amendments to Prisa’s bylaws.

As Liberty is not determined to be the acquirer for accounting purposes, the accounting for the transactions contemplated by the business combination agreement will be similar to that of a capital infusion, as the only significant pre-combination assets of Liberty are cash and cash equivalents, which are already recognized by Liberty at fair value, obtained from Liberty’s investors. No intangible assets or goodwill will be recognized as a result of the accounting for the transaction. Prisa will record the equity issued in exchange for Liberty based on the value of the assets and liabilities of Liberty as of the closing date.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The following unaudited pro forma combined financial information, which is referred to as the pro forma financial information, shows the pro forma effect of the consummation of the transaction of Prisa and Liberty, for statement of operations purposes, as if it had occurred on January 1, 2009, and, for balance sheet purposes, as if it had occurred on June 30, 2010.

Additionally the pro forma statement of operations for the year ended December 31, 2009 reflects the effects of the sale of a minority interest in Santillana by Prisa, completed on April 29, 2010 (see “Recent Developments — Recent Developments of Prisa” for additional information) as if the sale had occurred on January 1, 2009.

The pro forma financial information is derived from, and should be read in conjunction with, the historical consolidated financial statements of Prisa for its fiscal year ended December 31, 2009 and the interim consolidated financial statements for the six months ended June 30, 2010 and the historical financial statements of Liberty for its fiscal year ended December 31, 2009 and the interim financial statements for the six months ended June 30, 2010, in each case which are included elsewhere in this proxy statement/prospectus. The pro forma financial information should also be read in conjunction with the notes set forth under “Notes to Unaudited Pro Forma Combined Financial Information.”

The financial statements of Prisa and the pro forma financial information have been prepared in accordance with IFRS. The financial statements of Liberty have been prepared in accordance with U.S. GAAP. Because the operations of Liberty through December 31, 2009 and for the six months ended June 30, 2010 are limited, no adjustments have been necessary to conform U.S. GAAP to IFRS.

To effect the proposed transaction, the business combination agreement provides for an increase in the share capital of Prisa in exchange for a contribution in kind, consisting of Liberty Virginia stock and Liberty Virginia warrants. Under the terms of the business combination agreement, upon completion of the transaction (i) all of the outstanding shares of Liberty Virginia common stock (except shares whose holders have elected cash or chosen to redeem) and all of the outstanding shares of Liberty Virginia preferred stock will be exchanged for newly issued Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares and cash and (ii) all of the outstanding Liberty Virginia warrants will be exchanged for newly issued Prisa Class A ordinary shares and cash to be paid by or at the direction of Liberty Virginia, as a result of which Liberty Virginia will become a wholly owned subsidiary of Prisa.

The principal financial effects shown by the pro forma financial information are the recording of the increase in capital of Prisa, the cash obtained from the transaction and the use described in “Use of Proceeds of Restructuring.”

For accounting purposes, Prisa has concluded that this is a transaction with a non-operating public shell corporation. See “Accounting Treatment.”

The accounting is the equivalent of Prisa issuing shares for the assets and liabilities of Liberty (basically cash and cash equivalents). No intangible assets or goodwill will be recognized as a result of the accounting for the transaction.

The pro forma financial information is presented for illustrative purposes only and, therefore, does not purport to represent what the actual results of operations or financial condition of the combined company would have been if the transaction had occurred on the dates assumed, and it is not necessarily indicative of the combined company’s future operating results or combined financial position. In this regard, the pro forma financial information does not give effect to (i) any benefits that may be derived from the combined company’s growth projects or expansions and (ii) changes in the euro to dollar exchange rate subsequent to the dates of such pro forma financial information.

The pro forma data have been prepared using two different assumed levels of redemptions/cash elections for Liberty common stock in the transaction between Prisa and Liberty, as follows: (1) base case: minimum cash elections, which assumes that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation or make a cash election; and (2) sensitivity analysis:

maximum cash elections, which assumes that $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation. In accordance with the terms of the business combination agreement, the first $225 million of this cash will be effectively funded by reducing the cash that would otherwise be paid to the holders of Liberty preferred stock in the share exchange absent any redemptions/cash elections, and the next $300 million would be funded upon the release of cash from the Liberty trust account at closing and recorded as an adjustment to Liberty’s reserve for common stock subject to redemption. The pro forma financial data has also been prepared assuming (i) all of the funds held in Liberty’s trust account are available for the payment of transaction obligations and costs; and (ii) the repayment of debt obligations of Prisa using a portion of the cash to become available as a result of the transaction.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010

					Pro Forma
					Adjustments
					Prisa Class B
	PRISA	LIBERTY	Pro Forma		non-convertible			Pro Forma
	06/30/2010	06/30/2010	Adjustments	Notes	shares	Notes		06/30/2010
	(Thousands of euros)

ASSETS
A) NON-CURRENT ASSETS	6,434,051	573	—		—			6,434,624

I. PROPERTY, PLANT AND EQUIPMENT	341,048							341,048
II. GOODWILL	4,325,147							4,325,147
III. INTANGIBLE ASSETS	358,398							358,398
IV. NON-CURRENT FINANCIAL ASSETS	58,191							58,191
V. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	29,202							29,202
VI. DEFERRED TAX ASSETS	1,317,841	573						1,318,414
VII. OTHER NON-CURRENT ASSETS	4,224							4,224
B) CURRENT ASSETS	1,659,908	843,396	(631,172)		(8,500)			1,863,632

I. INVENTORIES	223,057							223,057
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	1,060,756							1,060,756
2. Receivable from associates	16,853							16,853
3. Receivable from public authorities	86,080	269	7,950	(6)				94,299
4. Other receivables	257,905	123						258,028
5. Allowances	(78,908)							(78,908)

	1,342,686	392	7,950					1,351,028
III. CURRENT FINANCIAL ASSETS	3,068							3,068
IV. CASH AND CASH EQUIVALENTS	90,872	843,004	(639,122)	(1)	(8,500)	(1	)(7)	286,254
V. OTHER CURRENT ASSETS	225							225
C) ASSETS HELD FOR SALE	250,812							250,812

TOTAL ASSETS	8,344,771	843,969	(631,172)		(8,500)			8,549,068

					Pro Forma
					Adjustments
					Prisa Class B
	PRISA	LIBERTY	Pro Forma		non-convertible			Pro Forma
	06/30/2010	06/30/2010	Adjustments	Notes	shares	Notes		06/30/2010
	(Thousands of euros)

EQUITY AND LIABILITIES
A) EQUITY	1,568,283	567,367	123,352		(230,913)			2,028,089

I. SHARE CAPITAL	21,914	598,423	(575,937)	(2)				44,400
II. PREFERRED SHARES			40,299	(2)				40,299
III. SHARE PREMIUM	112,665		649,955	(2)	(230,913)	(2	)(7)	531,707
IV. OTHER RESERVES	712,871	(32,995)	9,035	(3)				688,911
V. ACCUMULATED PROFIT	488,548	2,503						491,051
— From prior years	427,666	8,760						436,426
— For the year: Profit attributable to the Parent	60,882	(6,257)						54,625
VII. EXCHANGE DIFFERENCES	29,361	(564)						28,797
VIII. MINORITY INTERESTS	202,924							202,924
B) NON-CURRENT LIABILITIES	2,259,010	271,791	(367,923)		192,531			2,355,409

I. NON-CURRENT BANK BORROWINGS	1,743,582		(96,132)	(1)				1,647,450
II. NON-CURRENT FINANCIAL LIABILITIES	359,831	251,765	(251,765)	(4)	192,531	(7)		552,362
III. DEFERRED TAX LIABILITIES	45,458							45,458
IV. LONG-TERM PROVISIONS	93,524							93,524
V. OTHER NON-CURRENT LIABILITIES	16,615	20,026	(20,026)	(5)				16,615
C) CURRENT LIABILITIES	4,321,789	4,811	(386,601)		29,882			3,969,881

I. TRADE PAYABLES	1,127,247	4,811						1,132,058
II. PAYABLE TO ASSOCIATES	15,998							15,998
III. OTHER NON-TRADE PAYABLES	102,109							102,109
IV. CURRENT BANK BORROWINGS	2,752,330		(386,601)	(1)				2,365,729
V. CURRENT FINANCIAL LIABILITIES	3,708				29,882	(7)		33,590
VI. PAYABLE TO PUBLIC AUTHORITIES	283,986	—						283,986
VII. PROVISIONS FOR RETURNS	6,815							6,815
VIII. OTHER CURRENT LIABILITIES	29,596							29,596
D) LIABILITIES HELD FOR SALE	195,689							195,689

TOTAL EQUITY AND LIABILITIES	8,344,771	843,969	(631,172)		(8,500)			8,549,068

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET AS OF JUNE 30, 2010

The balance sheet of Liberty as of June 30, 2010, which is stated in U.S. dollars, has been translated to Euros using an exchange rate of 1.22$/€.

(1) Adjustments to reduce the amount of cash received by Prisa from Liberty in the transaction as follows:

(a) €37 million for transaction expenses incurred by Liberty, including €17 million of deferred underwriting discounts payable upon the consummation of the transaction and reflected as a liability in Liberty’s financial statements (see Note 5) and €20 million of other transaction expenses recorded in “Other reserves” (see Note 3);

(b) €38 million in cash to be paid by or at the direction of Liberty Virginia to holders of Liberty warrants outstanding at the time of the share exchange under the Liberty Warrant Agreement Amendment (see Note 3); and

(c) €55 million to be paid to Liberty’s shareholders by or at the direction of Liberty Virginia ($0.50 for each of the 129.375 million shares of Liberty common stock that will be outstanding at the time of the share exchange and $0.50 in respect of each of an additional 4,954,000 shares that are treated, for purposes of calculating the total consideration payable to Liberty stockholders, as held by Liberty stockholders at the time of the share exchange, corresponding to the 24,771,900 Liberty warrants to be sold to Liberty for nominal consideration prior to the consummation of the transaction under the sponsor surrender agreement) (see Note 3).

In addition, the use of the cash to be received by Prisa is reflected as follows:

(i) €35 million of net cash used to pay transaction expenses associated with Prisa’s capital increase; and

(ii) the repayment of €483 million of Prisa’s short and long-term debt obligations in accordance with the refinancing master agreement.

(2) Corresponds to the non-monetary capital increase effected by Prisa through the exchange of newly issued Prisa shares for 100.0% of the outstanding shares of Liberty Virginia. Before Liberty and Prisa effect the transaction, Liberty’s sponsors will sell 24,771,900 Liberty warrants to Liberty for nominal consideration, and Prisa will issue (a) 1.5 Prisa Class A ordinary shares and 3 Prisa Class B convertible non-voting shares for each of the 129.375 million shares of Liberty common stock that will be outstanding at the time of the share exchange and each of an additional 4,954,000 shares that are treated, for purposes of calculating the total consideration payable to Liberty stockholders, as held by Liberty stockholders at the time of the share exchange, and (b) 0.45 Prisa Class A ordinary shares for each Liberty warrant outstanding at the time of the share exchange, up to a total in exchange for all Liberty shares and warrants of approximately 225 million Prisa Class A ordinary shares and 403 million Prisa Class B convertible non-voting shares.

The total amount of the capital increase is €1,134 million corresponding to the average closing stock prices of a share of Liberty common stock and a Liberty warrant during the period from April 30 through July 30, 2010, of which €406 million relates to the Prisa Class A ordinary shares to be issued and €728 million relates to the Prisa Class B convertible non-voting shares to be issued. The actual capital increase recorded will depend on the average closing prices of the Liberty common stock and the Liberty warrants during the last full three-month period ending prior to the closing date.

Once Liberty’s assets and liabilities are combined with Prisa, Prisa’s cash will increase by €713 million and a negative reserve of approximately €421 million will be recorded.

Nominal value:  the balance of this adjustment corresponds to the share issuance discussed above for a total nominal value of €63 million (224,855,520 Class A ordinary shares, each with a nominal value of €0.10 per share, and 402,987,000 Class B convertible non-voting shares, each with a nominal value of €0.10 per share).

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010 — (Continued)

Share premium:  this adjustment records the portion of the total capital increase in excess of the nominal value of the shares issued, as discussed above.

The following table shows the effect of the capital increase on the equity accounts:

	Number of	Value per	Equity
	shares	share
			(thousands of
			euros)

Share capital 06/30/10 pre-transaction	219,135,500	0.10	21,914
Share premium 06/30/10 pre-transaction	219,135,500	0.51	112,665
Capital increase
Class A ordinary shares	224,855,520	0.10	22,486
Class B convertible non-voting shares	402,987,000	0.10	40,299

	627,842,520		62,785
Share premium Class A ordinary shares	224,855,520	1.04	232,775
Share premium Class B convertible non-voting shares	402,987,000	1.04	417,180

	627,842,520		649,955
Net capital increase	627,842,520		712,740
Share capital 06/30/10 post-transaction	846,978,020	0.10	84,698
Share premium 06/30/10 post-transaction	846,978,020	0.90	762,619
Reclassification from equity to liability for the obligation of dividends (*)			(173,092)
Reclassification from equity to liability for the warranty of stock price at conversion (**)			(57,820)
Share premium 06/30/10 post-transaction after reclassification			531,707

(*)	Reflects the cumulative obligation to pay annual dividends to holders of Prisa Class B convertible non-voting shares.

(**)	Reflects the obligation to deliver to Prisa Class B shareholders at the mandatory conversion date in excess of one Prisa Class A ordinary shares for each Prisa Class B convertible non-voting share if the volume-weighted average stock price for the Prisa Class A ordinary shares over the preceding 20 trading days is below €2.00.

The summarized features of the convertible non-voting shares are (see “Description of Class B Convertible Non-Voting Shares” for additional information):

•	Dividends: Holders of Prisa Class B convertible non-voting shares will have the right to receive a minimum annual dividend of 0.175 euros from the date of issuance, as long as distributable profits exits or as long as a premium reserve exists, according to the terms and limitations contemplated in Article 273 of the Spanish Companies Law, and so long as there is no legal restriction against such payment. In order to facilitate the payment of the minimum dividend, Prisa will create a premium reserve as a consequence of the issuance of the Prisa Class B convertible non-voting shares to be considered a distributable reserve to pay the minimum dividend when there are no distributable profits. If Prisa has distributable profits, it will be obligated to approve the distribution of the minimum dividend described above. If distributable profits in a given financial year are insufficient to cover the full amount of the minimum dividend due to the holders of the Prisa Class B convertible non-voting shares, then any shortfall would be payable from the premium reserve in respect of the Prisa Class B convertible non-voting shares. If the minimum dividend in respect of a given financial year exceeds the

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010 — (Continued)

sum of distributable profits in that year and the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, then Prisa would be only obligated to pay a partial dividend for such year, up to the amount of such distributable profits plus the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, pro rata in respect of the Prisa Class B convertible non-voting shares. Any remaining shortfall would be added to the annual minimum dividend payable in respect of the Prisa Class B convertible non-voting shares in the following year. Once the minimum dividend has been approved, holders of Prisa Class B shares will have the right to receive the same dividend as is paid in respect of the Prisa Class A ordinary shares.

Any remaining accumulated dividends at the time of conversion (whether voluntary or automatic) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion or the previous year (if the premium for such year has not been declared) during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of, conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid.

•	Conversion at the option of the holder: at the option of the holder of Prisa Class B convertible non-voting shares, each share may be converted into one Prisa Class A ordinary share at any time after issuance during monthly conversion periods.

•	Mandatory conversion: the Prisa Class B convertible non-voting shares will be mandatorily converted into Prisa Class A ordinary shares upon the three and a half year anniversary of their issuance on a one-for-one basis. However, if the volume weighted average trading price of the Prisa Class A shares on the Spanish Market (Mercado Continuo) during the twenty consecutive trading days immediately prior to the mandatory conversion date (referred to as the 20 trading day volume-weighted average price) is less than €2.00, the conversion rate will be modified as follows: the number of Prisa Class A ordinary shares to be issued upon conversion of each Prisa Class B convertible non-voting share will be equal to a fraction (expressed as a decimal), the numerator of which is €2.00 and the denominator of which is the 20 trading day volume-weighted average price of the Prisa Class A ordinary shares, subject to a maximum conversion rate of 1.33 Prisa Class A ordinary shares for each Prisa Class B convertible non-voting share. Prisa may elect to pay in cash the difference between €2.00 and the referenced volume weighted average trading price, with the maximum amount of €0.5 payable per Prisa Class B convertible non-voting share, and thereby retain the one-for-one conversion ratio.

The Prisa Class B convertible non-voting shares have been included in the pro forma unaudited financial information splitting them into the following components:

•	An equity component representing the delivery of equity in the future (each convertible security will be convertible into 1 ordinary share of Prisa at the option of the holder at any time following the issuance date or mandatorily converted at the conversion date).

•	A financial liability of €173 million representing the obligation to pay annual dividends until conversion. The liability has been determined as the present value of the payments discounted at the rate that would have been applicable if Prisa had issued a debt instrument with similar features and of similar credit standing but without the conversion features (see Note 7).

•	A derivative financial liability amounting to €57.8 million for the potential additional shares or cash to be delivered upon mandatory conversion if the 20 trading day volume-weighted average price of the Prisa Class A ordinary shares is below €2.00. In order to determine the fair value of this derivative, Prisa has used a market value methodology (Black-Scholes) (see Note 7).

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010 — (Continued)

The value of the equity component has been determined as the residual amount after the liability components noted above have been deducted from the total consideration to be received by Prisa for the issuance of the Prisa Class B convertible non-voting shares (€226 million).

(3) The detail of the adjustments included in “Other reserves” is as follows:

	Thousands of Euros	See Notes

Expenses associated with Prisa’s capital increase	(26,500)	1,7
Tax effect of the expenses of Prisa associated with the capital increase	7,950	6
Liberty’s other transaction expenses	(19,672)	1
Cash paid by or at the direction of Liberty Virginia to holders of Liberty warrants	(38,298)	1
Liability recorded on Liberty’s balance sheet reclassified as an increase to stockholders’ equity	251,765	4
Share capital pro forma adjustments reclassification	575,937	2
Preferred shares pro forma adjustments reclassification	(40,299)	2
Share premium pro forma adjustments reclassification	(649,955)	2
Reduction of underwriter’s fees	3,160	5
Cash paid to Liberty’s shareholders	(55,053)	1
Total other reserves pro forma adjustments	9,035

(4) Liberty is not permitted under its certificate of incorporation to complete the transaction if holders of more than 29.99% of the shares of Liberty common stock issued in Liberty’s initial public offering validly elect to have their shares redeemed for cash in connection with the transaction. This obligation in respect of 29.99% of such shares is reserved against in Liberty’s financial statements. As the base case pro forma financial information has been prepared assuming no redemptions of Liberty common stock, adjustments have been made to reclassify the liability for redeemable common stock of €252 million recorded on Liberty’s balance sheet as an increase to stockholders’ equity. The table below sets forth pro forma financial information assuming $525 million is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation. In accordance with the terms of the business combination agreement, the first $225 million of this cash will be effectively funded by reducing the cash that would otherwise be paid to the holders of Liberty preferred stock in the share exchange absent any redemptions/cash elections, and the next $300 million would be funded upon the release of cash from the Liberty trust account at closing, so in this case it is expected that the proceeds made available to Prisa will be reduced by €252 million from the base case. This amount corresponds approximately to the amount of cash available for redemption under Liberty’s certificate of incorporation, which amount is recorded under “Non current financial liabilities” in the balance sheet of Liberty as of June 30, 2010 and recorded as an adjustment to the Liberty reserve discussed above (see Note 11 to see the pro forma statement of operations):

As of
June 30,
2010

Balance Sheet Data (in thousands of euros):
Total assets	8,548,660
Total liabilities	6,718,892
Stockholders’ equity	1,829,768

For additional information, see “Sensitivity Analysis” below.

NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010 — (Continued)

(5) Reflects the elimination of Liberty’s reserve for deferred underwriting discounts of €20 million, of which €17 million will become due and payable upon the consummation of the transaction (see Note 1). The difference has been recorded in “Other reserves” (see Note 3).

(6) The adjustment corresponds to the tax effect of the expenses of Prisa associated with the capital increase. Prisa has capitalized the expenses associated with the capital increase net of the tax effect assuming a statutory tax rate of 30%.

(7) Reflects the present value of the dividends payable on the Prisa Class B convertible non-voting shares for three and one-half years following issuance (€173 million), reclassified from equity to short-term liabilities in an amount of €30 million and to long-term liabilities in an amount of €135 million net of €8 million corresponding to the portion of Prisa’s expenses associated with the capital increase that have been allocated to the liability of the Prisa Class B convertible non-voting shares.

In addition, non-current financial liabilities reflects the potential additional shares or cash to be delivered upon mandatory conversion if the volume-weighted average trading price of the Prisa Class A ordinary shares on the Spanish Market (Mercado Continuo) during the 20 consecutive trading days immediately prior to the mandatory conversion date is below €2.00, amounting to €57.8 million (see Note 2).

(8) In order to enable Prisa’s current shareholders to participate in the capital increase, Prisa expects to grant 1.1 warrants for each Prisa ordinary share outstanding as of a record date prior to the Liberty stockholder meeting. Each warrant would entitle the holder to purchase one Prisa Class A ordinary share at a price of €2.00 at any time following the issue date until the three year anniversary of issuance. The issuance of such warrants has not been reflected in the pro forma unaudited combined financial statements as this would occur after the transaction is completed. In addition, the pro forma combined financial information does not reflect the effect of the exercise of any such warrants.

Assuming all such warrants were to be issued and exercised, Prisa would receive €482 million.

In addition, the issuance of warrants to the existing Prisa shareholders could be replaced by, or complemented with, a mandatory capital increase through a rights offer, which has not been reflected in the pro forma financial information. The business combination agreement requires that if there is a rights offer, the warrants issuance and rights offer, combined, must result in the same €482 million in new capital raised assuming all warrants are exercised and all rights are subscribed for.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

					Pro Forma
					Adjustments
					Prisa Class B
					Non
	PRISA	LIBERTY	Pro Forma		Convertible		Pro Forma
	06/30/2010	06/30/2010	Adjustments	Notes	shares	Notes	06/30/2010
	(Thousands of euros)

Revenue	1,436,868						1,436,868
Other income	140,430						140,430

OPERATING INCOME	1,577,298						1,577,298
Cost of materials used	(568,707)						(568,707)
Staff costs	(306,229)						(306,229)
Depreciation and amortization charge	(86,670)						(86,670)
Outside services	(409,759)	(6,798)					(416,557)
Variation in operating allowances	(9,895)						(9,895)

OPERATING EXPENSES	(1,381,260)	(6,798)	—		—		(1,388,058)

PROFIT FROM OPERATIONS	196,038	(6,798)	—		—		189,240

Finance income	4,451	139					4,590
Finance costs	(89,552)		6,047	(9)	(12,868)	(10)	(96,373)
Changes in value of financial instruments	2,834						2,834
Exchange differences (net)	(3,741)						(3,741)

FINANCIAL LOSS	(86,008)	139	6,047		(12,868)		(92,690)

Result of companies accounted for using the equity method	(461)						(461)
Loss from other investments	(2,966)						(2,966)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	106,603	(6,659)	6,047		(12,868)		93,123

Income tax	(28,580)	402	(1,814)	(9)	3,860	(10)	(26,132)

PROFIT FROM CONTINUING OPERATIONS	78,023	(6,257)	4,233		(9,008)		66,991

Profit attributable to minority interests	(17,053)						(17,053)

PROFIT FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE PARENT	60,970	(6,257)	4,233		(9,008)		49,938

BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)(*)	0.278	(0.05)					0.017

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)(*)							0.016

(*)	For information regarding basic earnings per share calculations, see “Unaudited Pro Forma Combined Per Share Information”.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

The statement of operations of Liberty for the six months ended June 30, 2010, which is stated in U.S. dollars, has been translated to Euros using an average exchange rate of 1.33$/€.

(9) Reflects pro forma adjustments to the income statement as follows: a reduction of €6 million of interest expense due to the repayment of €483 million of short-term and long-term debt obligations, and the tax effect of this adjustment that amounts to €2 million.

(10) Reflects €1.3 million of capitalized costs recorded in respect of the capital increase associated with the liability component of the Prisa Class B convertible non-voting shares and €11.6 million of interest expense for the year associated with the liability component of the Prisa Class B convertible non-voting shares.

The tax effects of the aforementioned adjustments are as follows:

(a) €0.4 million of capitalized costs in respect of the capital increase, and

(b) €3.4 million of interest expense for the year associated with the liability component of the Prisa Class B convertible non-voting shares.

(11) The table below sets forth pro forma financial information assuming $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation. In this case it is expected that the proceeds made available to Prisa will be reduced by €252 million from the base case reflecting the cash payment to Liberty’s stockholders who have elected to receive cash in the exchange offer. This amount corresponds approximately to the amount of cash available for redemption under Liberty’s certificate of incorporation, which amount is recorded under “Non current financial liabilities” in the balance sheet of Liberty as of June 30, 2010:

For the Six Months
Ended June 30,
2010

Statement of Operations Data (in thousands of euros):
Profit from operations	189,240
Profit from continuing operations	66,699
Profit from continuing operations attributable to the parent	49,646

For additional information, see “Sensitivity Analysis” below.

UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION
FOR THE SIX MONTHS ENDED JUNE 30, 2010

06/30/2010

Pro-forma profit for the six months from continuing operations attributable to the Parent (thousands of euros)(*)	14,677
Weighted average number of ordinary shares used in calculating basic earnings per share (thousands of shares)	846,978
Effect of dilution:
Shares issued with dilutive effect under option (warrants)	76,043
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	923,021
Basic earnings per share from continuing operations (euros)	0.017
Diluted earnings per share from continuing operations (euros)	0.016

(*)	For the purpose of calculating basic earnings per share, the profit from continuing operations attributable to the parent entity (€49 million) has been adjusted for the preference dividends (€35 million) for the six month period.

Non dilutive effects:

The conversion of Prisa Class B convertible non-voting shares would not have a dilutive effect, as the conversion of these shares will result in a per share income distributable to the shareholders that is higher than the basic earnings per share. The effect of not distributing the preference dividend for the Prisa Class B convertible non-voting shares is proportionately higher than the incremental increase of the Prisa Class A ordinary shares resulting from the conversion of the Prisa Class B shares.

As the volume weighted average tranding price of the Prisa Class A ordinary shares during the 20 consecutive trading days prior June 30, 2010 was higher than €2, the feature of the Prisa Class B convertible non-voting requiring Prisa under specified circumstances to issue additional Prisa Class A ordinary shares at the conversion date does not have a dilutive effect.

Disclosure of main assumptions:

Prisa has calculated Profit for the year attributable to the Parent as follows:	Thousands of Euros

Adjusted pro-forma profit for the year from continuing operations attributable to the Parent	49,938
Half of the annual dividend related to Class B convertible non-voting shares	(35,261)
Pro-forma Profit for the year attributable to the Parent	14,677

The assumptions used by Prisa in calculating basic earnings per share are as follows:	Thousands of Shares

Prisa’s ordinary shares pre transaction	219,135
Capital increase, Class A ordinary shares	224,856
Capital increase, Class B preferred shares (**)	402,987
Weighted average number of ordinary shares used in calculating basic earnings per share (thousands of shares)	846,978

(**)	Holders of Class B convertible non-voting shares participate in any ordinary dividend to be received by the holders of Class A ordinary shares.

The assumptions used by Prisa in calculating diluted earnings per share are as follows:	Thousands of Shares

Weighted average number of ordinary shares under Prisa’s current shareholders warrant option	241,049
Weighted average number of ordinary shares that would have been issued at average market price (241.049 shares x €2/€2.92)	(165,006)
Shares with dilutive effect under Prisa’s current shareholders warrant option	76,043

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

					Pro Forma
					Adjustments
					Prisa Class B
					Non		Pro Forma
	PRISA	LIBERTY	Pro Forma		Convertible		Adjustments		Pro Forma
	12/31/2009	12/31/2009	Adjustments	Notes	shares	Notes	Santillana Sale	Notes	12/31/2009
	(Thousands of euros)

Revenue	3,155,105								3,155,105

Other income	53,479								53,479
OPERATING INCOME	3,208,584								3,208,584
Cost of materials used	(1,125,648)								(1,125,648)
Staff costs	(619,972)								(619,972)
Depreciation and amortization charge	(196,657)								(196,657)
Outside services	(835,672)	(2,452)							(838,124)
Variation in operating allowances	(55,547)								(55,547)
Other expenses	(6,106)								(6,106)

OPERATING EXPENSES	(2,839,602)	(2,452)	—		—		—		(2,842,054)

PROFIT FROM OPERATIONS	368,982	(2,452)	—		—		—		366,530

Finance income	15,758	2,749							18,507
Finance costs	(252,107)		10,294	(1)	(34,144)	(2)	5,292	(3)	(270,665)
Changes in value of financial instruments	22,185								22,185
Exchange differences (net)	(105)								(105)

FINANCIAL LOSS	(214,269)	2,749	10,294		(34,144)		5,292		(230,078)

Result of companies accounted for using the equity method	(20,158)								(20,158)
Loss from other investments	(4,256)								(4,256)
PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	130,299	297	10,294		(34,144)		5,292		112,038

Income tax	(63,045)	104	(3,088)	(1)	10,243	(2)	4,271	(3)	(51,515)

PROFIT FROM CONTINUING OPERATIONS	67,254	401	7,206		(23,901)		9,563		60,523

Profit attributable to minority interests	(14,346)						(19,530)	(3)	(33,876)

PROFIT FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE PARENT	52,908	401	7,206		(23,901)		(9,967)		26,647

BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)(*)	0.241	0.010							(0.052)

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)(*)									(0.047)

(*)	For information regarding basic earnings per share calculations, see “Unaudited Pro Forma Combined Per Share Information”.

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

The statement of operations of Liberty as of December 31, 2009, which is stated in U.S. dollars, has been translated to Euros using an average exchange rate of 1.39$/€.

The adjustments related to the sale of 25% of the share capital of Santillana to DLJSAP have been reflected in the column titled “Pro forma Adjustments Santillana Sale” in the unaudited pro forma combined statement of operations for the year ended December 31, 2009. The IASB has published amendments to IAS 27 which are compulsory for fiscal years beginning on or after July 1, 2009, and Prisa has adopted this standard for financial reporting purposes as of January 1, 2010 (see “Promotora de Informaciones, S.A. and Subsidiaries — Financial Statements — Notes to the Condensed Interim Financial Statements for the Period Ended June 30, 2010”). However, in order to present comparable bases for the pro forma statements of operations for the six months ended June 30, 2010 (the period in which the sale was recorded) and the year ended December 31, 2009, in preparing the unaudited pro forma combined financial information included in this proxy statement/prospectus, Prisa has reflected the sale of the Santillana stake in accordance with the amendments to IAS 27 for all periods for which pro form statement of operations data is presented.

(1) Reflects pro forma adjustments to the income statement as follows: a reduction of €10 million of interest expense due to the repayment of short-term and long-term debt obligations and the tax effect of this adjustment that amounts to an increase of €3 million due to the reduction of interest expenses resulting from the repayment of debt obligations.

(2) Reflects €4 million of capitalized costs in respect of the capital increase associated with the liability component of the Prisa Class B convertible non-voting shares and €30 million of interest expense for the year associated with the liability component of the Prisa Class B convertible non-voting shares, and the tax effect of the aforementioned adjustments as follows: (a) €1 million of capitalized costs in respect of the capital increase and (b) €9 million of interest expense for the year associated with the liability component of the Prisa Class B convertible non-voting shares.

(3) On April 29, 2010 Prisa sold a 25% interest in the share capital of Santillana to DLJSAP for €279 million in cash. DLJSAP is entitled to receive an annual preferred dividend equal to 7% of its investment. An exchange rate of 1.324 $/€ on April 29, 2010, the closing date of the transaction, has been used to reflect the amount of cash received by Prisa in the transaction. The main adjustments to the unaudited pro forma combined statement of operations related to the sale of the 25% interest in Santillana are as follows:

•	The preferred dividends to be paid to DLJSAP amounting to €19 million.

•	The tax effect of the preferred annual dividend to be paid amounting to €6 million.

•	A decrease in interest expenses amounting to €5 million due to the repayment of €218 million of debt obligations.

•	The tax effect of the aforementioned decrease in interest expenses amounting to €2 million.

(4) The table below sets forth pro forma financial information assuming $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly electing to receive $10 in cash in the transaction and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation. In this case it is expected that the proceeds made available to Prisa will be reduced by €252 million from the base case. This amount corresponds approximately to the amount of cash available for redemption under Liberty’s certificate of incorporation,

NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

which amount is recorded under “Non current financial liabilities” in the balance sheet of Liberty as of December 31, 2009 :

For The Year Ended
December 31, 2009

Statement of Operations Data (in thousands of euros):
Profit from operations	366,530
Profit from continuing operations	61,067
Profit from continuing operations attributable to the parent	27,191

For additional information, see “Sensitivity Analysis” below.

UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009

12/31/2009

Pro-forma profit for the year from continuing operations attributable to the Parent (thousands of euros)(*)	(43,876)
Weighted average number of ordinary shares used in calculating basic earnings per share (thousands of shares)	846,978
Effect of dilution:
Shares issued with dilutive effect under option (warrants)	80,492
Adjusted weighted average number of ordinary shares used in calculating diluted earnings per share	927,470
Basic earnings per share from continuing operations (euros)	(0.052)
Diluted earnings per share from continuing operations (euros)	(0.047)

(*)	For the purpose of calculating basic earnings per share, the profit from continuing operations attributable to the parent entity (€26 million) has been adjusted for the preference dividends (€67 million).

Non dilutive effects:

The conversion of Prisa Class B convertible non-voting shares would not have a dilutive effect, as the conversion of these shares will result in a per share income distributable to the shareholders that is higher than the basic earnings per share. The effect of not distributing the preference dividend for the Prisa Class B convertible non-voting shares is proportionately higher than the incremental increase of the Prisa Class A ordinary shares resulting from the conversion of the Prisa Class B convertible non-voting shares

As the volume weighted average tranding price of the Prisa Class A ordinary shares during the 20 consecutive trading days prior December 31, 2009 was higher than €2, the feature of the Prisa Class B convertible non-voting requiring Prisa under specified circumstances to issue additional Prisa Class A ordinary shares at the conversion date does not have a dilutive effect.

Disclosure of main assumptions:

Prisa has calculated Profit for the year attributable to the Parent as follows:	Thousands of Euros

Adjusted pro-forma profit for the year from continuing operations attributable to the Parent (thousand of euros)	26,647
Annual dividend related to Class B convertible non-voting shares	(70,523)

Pro-forma Profit for the year attributable to the Parent	(43,876)

The assumptions used by Prisa in calculating basic earnings per share are as follows:	Thousands of Shares

Prisa’s ordinary shares pre transaction	219,135
Capital increase, Class A ordinary shares	224,856
Capital increase, Class B preferred shares (**)	402,987

Weighted average number of ordinary shares used in calculating basic earnings per share	846,978

(**)	Holders of Class B convertible non-voting shares participate in any ordinary dividend to be received by the holders of Class A ordinary shares.

UNAUDITED PRO FORMA COMBINED PER SHARE INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2009 — (Continued)

The assumptions used by Prisa in calculating diluted earnings per share are as follows:	Thousands of Shares

Weighted average number of ordinary shares under Prisa’s current shareholders warrant option	241,049
Weighted average number of ordinary shares that have been issued at average market price (241.049 shares x €2/€3.002)	(160,557)

Shares with dilutive effect under Prisa’s current shareholders warrant option	80,492

SENSITIVITY ANALYSIS

The following sensitivity analysis assumes $525 million or more is required in the aggregate to pay the cash election price for all shares of Liberty common stock validly electing to receive $10 in cash in the transaction, and that none of the holders of Liberty common stock exercise their redemption rights under Liberty’s certificate of incorporation. In this case it is expected that the proceeds made available to Prisa will be reduced by €252 million from the base case, reflecting the cash payment to Liberty’s stockholders who have elected to receive cash in the exchange offer. This amount corresponds approximately to the amount of cash available for redemption under Liberty’s certificate of incorporation, which amount is recorded under “Non current financial liabilities” in the balance sheet of Liberty as of June 30, 2010 (see “Financial Statements” of Liberty” for additional information). In this scenario, Prisa expects to use €244 million to repay debt, pursuant to the refinancing master agreement, instead of €483 million in the base case.

The reconciliation between the cash received under the base case assumptions and those in the sensitivity analysis is as follows:

As of June 30,2010

Cash received (Thousands of euros):
Cash received by Prisa from Liberty (base case)	712,738
Cash payment to Liberty’s stockholders (base case)	55,053
Cash payment to Liberty’s stockholders electing mixed consideration (sensitivity analysis)	(42,557)
Cash payment to Liberty’s stockholders electing cash (sensitivity analysis)	(251,765)

Net cash to received by Prisa (maximum redemptions/cash election)	473,469

The detail of the adjustments included in “Cash and cash equivalents” is as follows:

Thousands of Euros

Expenses associated with Prisa’s capital increase	(35,000)
Liberty’s other transaction expenses	(36,534)
Cash paid by or at the direction of Liberty Virginia to holders of Liberty warrants	(38,298)
Cash payment to Liberty’s stockholders electing cash	(251,765)
Cash payment to Liberty’s stockholders electing mixed consideration	(42,557)
Repayment debt obligations with cash received from Liberty	(243,475)

Total of pro forma adjustments to cash	(647,629)

SENSITIVITY ANALYSIS — (continued)

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED BALANCE SHEET
AS OF JUNE 30, 2010

				Pro Forma
				Adjustments
				Prisa Class B
	PRISA	LIBERTY	Pro Forma	non-convertible	Pro Forma
	06/30/2010	06/30/2010	Adjustments	Shares	06/30/2010
	(Thousands of euros)

ASSETS
A) NON-CURRENT ASSETS	6,434,051	573	—	—	6,434,624

I. PROPERTY, PLANT AND EQUIPMENT	341,048				341,048
II. GOODWILL	4,325,147				4,325,147
III. INTANGIBLE ASSETS	358,398				358,398
IV. NON-CURRENT FINANCIAL ASSETS	58,191				58,191
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	29,202				29,202
VII. DEFERRED TAX ASSETS	1,317,841	573			1,318,414
VIII. OTHER NON-CURRENT ASSETS	4,224				4,224
B) CURRENT ASSETS	1,659,908	843,396	(630,242)	(9,838)	1,863,224

I. INVENTORIES	223,057				223,057
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	1,060,756				1,060,756
2. Receivable from associates	16,853				16,853
3. Receivable from public authorities	86,080	269	7,549		93,898
4. Other receivables	257,905	123			258,028
5. Allowances	(78,908)				(78,908)

	1,342,686	392	7,549	—	1,350,627
III. CURRENT FINANCIAL ASSETS	3,068				3,068
IV. CASH AND CASH EQUIVALENTS	90,872	843,004	(637,791)	(9,838)	286,247
V. OTHER CURRENT ASSETS	225				225
C) ASSETS HELD FOR SALE	250,812	—	—		250,812

TOTAL ASSETS	8,344,771	843,969	(630,242)	(9,838)	8,548,660

EQUITY AND LIABILITIES
A) EQUITY	1,568,283	567,367	(114,979)	(190,903)	1,829,768

I. SHARE CAPITAL	21,914	598,423	(580,511)		39,826
II. PREFERRED SHARES			31,151		31,151
III. SHARE PREMIUM	112,665		424,407	(190,903)	346,169
IV. OTHER RESERVES	712,871	(32,995)	9,974		689,850
V. ACCUMULATED PROFIT	488,548	2,503			491,051
— From prior years	427,666	8,760			436,426
— For the year: Profit attributable to the Parent	60,882	(6,257)			54,625
VI. TREASURY SHARES	—				—
VII. EXCHANGE DIFFERENCES	29,361	(564)			28,797
VIII. MINORITY INTERESTS	202,924				202,924
B) NON-CURRENT LIABILITIES	2,259,010	271,791	(393,526)	158,095	2,295,370

I. NON-CURRENT BANK BORROWINGS	1,743,582		(121,735)		1,621,847
II. NON-CURRENT FINANCIAL LIABILITIES	359,831	251,765	(251,765)	158,095	517,926
III. DEFERRED TAX LIABILITIES	45,458				45,458
IV. LONG-TERM PROVISIONS	93,524				93,524
V. OTHER NON-CURRENT LIABILITIES	16,615	20,026	(20,026)		16,615

SENSITIVITY ANALYSIS — (continued)

				Pro Forma
				Adjustments
				Prisa Class B
	PRISA	LIBERTY	Pro Forma	non-convertible	Pro Forma
	06/30/2010	06/30/2010	Adjustments	Shares	06/30/2010
	(Thousands of euros)

C) CURRENT LIABILITIES	4,321,789	4,811	(121,737)	22,970	4,227,833

I. TRADE PAYABLES	1,127,247	4,811			1,132,058
II. PAYABLE TO ASSOCIATES	15,998				15,998
III. OTHER NON-TRADE PAYABLES	102,109				102,109
IV. CURRENT BANK BORROWINGS	2,752,330		(121,737)		2,630,593
V. CURRENT FINANCIAL LIABILITIES	3,708			22,970	26,678
VI. PAYABLE TO PUBLIC AUTHORITIES	283,986				283,986
VII. PROVISIONS FOR RETURNS	6,815				6,815
VIII. OTHER CURRENT LIABILITIES	29,596				29,596
D)LIABILITIES HELD FOR SALE	195,689	—	—	—	195,689

TOTAL EQUITY AND LIABILITIES	8,344,771	843,969	(630,242)	(9,838)	8,548,660

SENSITIVITY ANALYSIS — (continued)

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

				Pro Forma
				Adjustments
				Prisa Class B
	PRISA	LIBERTY	Pro Forma	non-convertible	Pro Forma
	06/30/2010	12/31/2009	Adjustments	Shares	06/30/2010
	(Thousands of euros)

Revenue	1,436,868				1,436,868
Other income	140,430				140,430

OPERATING INCOME	1,577,298	—	—	—	1,577,298
Cost of materials used	(568,707)				(568,707)
Staff costs	(306,229)				(306,229)
Depreciation and amortization charge	(86,670)				(86,670)
Outside services	(409,759)	(6,798)			(416,557)
Variation in operating allowances	(9,895)				(9,895)

OPERATING EXPENSES	(1,381,260)	(6,798)	—	—	(1,388,058)

PROFIT FROM OPERATIONS	196,038	(6,798)	—	—	189,240

Finance income	4,451	139			4,590
Finance costs	(89,552)		3,170	(10,409)	(96,791)
Changes in value of financial instruments	2,834				2,834
Exchange differences (net)	(3,741)				(3,741)

FINANCIAL LOSS	(86,008)	139	3,170	(10,409)	(93,108)

Result of companies accounted for using the equity method	(461)				(461)
Loss from other investments	(2,966)				(2,966)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	106,603	(6,659)	3,170	(10,409)	92,705

Income tax	(28,580)	402	(951)	3,123	(26,006)

PROFIT FROM CONTINUING OPERATIONS	78,023	(6,257)	2,219	(7,286)	66,699

Profit attributable to minority interests	(17,053)			—	(17,053)

PROFIT FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE PARENT	60,970	(6,257)	2,219	(7,286)	49,646

BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)	0.278	(0.05)			0.032

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)					0.029

SENSITIVITY ANALYSIS — (continued)

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

				Pro Forma
				Adjustments
				Prisa Class B
				non-	Pro Forma
	PRISA	LIBERTY	Pro Forma	convertible	Adjustments	Pro Forma
	12/31/2009	12/31/2009	Adjustments	Shares	Santillana Sale	12/31/2009
	(Thousands of euros)

Revenue	3,155,105					3,155,105
Other income	53,479					53,479
OPERATING INCOME	3,208,584	—	—	—	—	3,208,584
Cost of materials used	(1,125,648)					(1,125,648)
Staff costs	(619,972)					(619,972)
Depreciation and amortization charge	(196,657)					(196,657)
Outside services	(835,672)	(2,452)				(838,124)
Variation in operating allowances	(55,547)					(55,547)
Other expenses	(6,106)					(6,106)

OPERATING EXPENSES	(2,839,602)	(2,452)	—	—	—	(2,842,054)

PROFIT FROM OPERATIONS	368,982	(2,452)	—	—	—	366,530

Finance income	15,758	2,749				18,507
Finance costs	(252,107)		4,505	(27,578)	5,292	(269,888)
Changes in value of financial instruments	22,185					22,185
Exchange differences (net)	(105)					(105)

FINANCIAL LOSS	(214,269)	2,749	4,505	(27,578)	5,292	(229,301)

Result of companies accounted for using the equity method	(20,158)					(20,158)
Loss from other investments	(4,256)					(4,256)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	130,299	297	4,505	(27,578)	5,292	112,815

Income tax	(63,045)	104	(1,352)	8,274	4,271	(51,748)

PROFIT FROM CONTINUING OPERATIONS	67,254	401	3,153	(19,304)	9,563	61,067

Profit attributable to minority interests	(14,346)				(19,530)	(33,876)

PROFIT FROM CONTINUING OPERATIONS ATTRIBUTABLE TO THE PARENT	52,908	401	3,153	(19,304)	(9,967)	27,191

BASIC EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)	0.241	0.01				(0.038)

DILUTED EARNINGS PER SHARE FROM CONTINUING OPERATIONS (in euros)						(0.034)

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences (1) of the business combination to “U.S. holders” (as defined below) of Liberty common stock whose shares of Liberty common stock are exchanged in the business combination for cash (including cash in lieu of fractional shares), and, if applicable, Prisa ADS-As and Prisa ADS-NVs representing Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively, and of Liberty warrantholders whose warrants are exchanged in the business combination for cash and Prisa ADS-As and (2) related to the ownership of Prisa ADSs received in the business combination. This discussion is based on the provisions of the Internal Revenue Code of 1986, as amended from time to time, which is referred to in this proxy statement/prospectus as the Code, U.S. Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial authorities and administrative rulings, all as in effect as of the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Convention between the United States of America and the Kingdom of Spain for the avoidance of double taxation and the prevention of fiscal evasion with respect to taxes on income, together with the related Protocol, referred to as the Treaty.

For purposes for this discussion, a “U.S. holder” is a beneficial owner of Liberty common stock or warrants or, after the completion of the business combination, Prisa ADSs, that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “United States persons” (within the meaning of the Code) have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable Treasury regulations to be treated as a “United States person.” Holders of Liberty common stock or warrants who are not U.S. holders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under U.S. and non-U.S. tax laws.

This discussion does not discuss all aspects of U.S. federal income taxation of the business combination and ownership of Prisa ADSs that might be relevant to U.S. holders in light of their particular circumstances, or those U.S. holders that may be subject to special rules, such as dealers in securities or currencies, brokers, banks, financial institutions, insurance companies, mutual funds, tax-exempt organizations, U.S. holders subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, U.S. holders who hold Liberty common stock or warrants or Prisa ADSs as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, U.S. holders that acquired Liberty common stock pursuant to the exercise of an employee stock option or otherwise as compensation, or U.S. holders who exercise statutory appraisal rights. In addition, it does not address the U.S. federal income tax consequences to U.S. holders that do not hold Liberty common stock or warrants as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment) and does not address any aspect of foreign, state, local, estate, gift or other tax law that may be applicable to a U.S. holder.

The tax consequences to U.S. holders that hold Liberty common stock or warrants through a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), generally, will depend on the status of the U.S. holder and the activities of the partnership. Partners in a partnership holding Liberty common stock or warrants should consult their tax advisors.

The U.S. Treasury has expressed concerns that parties to whom American Depositary Receipts are released before delivery of shares to the depositary, or a pre-release, or intermediaries in the chain of ownership between U.S. holders and the issuer of the security underlying the American Depositary Receipts, may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of American Depositary Receipts. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to qualified dividend income received by certain non-corporate holders. Accordingly, the creditability of Spanish taxes and the availability of the reduced tax rate for qualified dividends received by certain non-corporate holders, each described below, could be affected by actions taken by these parties or intermediaries.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. Holders are urged to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Exchange of Shares of Liberty Common Stock or Warrants for Shares of Liberty Virginia Common Stock and Warrants

The reincorporation merger of Liberty with and into Liberty Virginia should be treated for U.S. federal income tax purposes as a reorganization under section 368(a)(1)(F) of the Code. As a result, the material federal income tax consequences to a U.S. holder who receives shares of Liberty Virginia common stock or Liberty Virginia warrants would be as follows: no gain or loss will be recognized upon the exchange of shares of Liberty common stock for shares of Liberty Virginia common stock or of Liberty warrants for Liberty Virginia warrants; the aggregate tax basis of the shares of Liberty Virginia common stock or Liberty Virginia warrants will be the same as the aggregate tax basis of the shares of Liberty common stock or Liberty warrants, as applicable, immediately before the exchange; and the holding period of the shares of Liberty Virginia common stock or Liberty Virginia warrants received in the exchange will include the holding period of the shares of Liberty common stock or Liberty warrants exchanged into shares of Liberty Virginia common stock or Liberty Virginia warrants, as applicable, provided that the shares of Liberty Virginia common stock or Liberty warrants are held as a capital assets on the effective date of the reincorporation merger.

Each U.S. holder of Liberty common stock or Liberty warrants who is a “significant holder” will be required to file a statement with her, his or its federal income tax return setting forth her, his or its tax basis in the Liberty common stock or Liberty warrants surrendered by her, him or it and the fair market value in the Liberty common stock or Liberty warrants surrendered by her, him or it in the reincorporation merger, and to retain permanent records of the facts relating to the merger. A “significant holder” is a shareholder who immediately before the merger, owned at least one percent (by vote or value) of the outstanding Liberty common stock or owned Liberty securities with an adjusted tax basis of $1 million or more.

Exchange of Shares of Liberty Virginia Common Stock or Warrants for Prisa ADSs and Cash in the Business Combination

The receipt of cash, and, if applicable, Prisa ADS-As and Prisa ADS-NVs representing Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively, in the business combination in exchange for shares of Liberty Virginia common stock or Liberty Virginia warrants should be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder whose shares of Liberty Virginia common stock or warrants, as applicable, are exchanged for cash, and, if applicable, Prisa ADSs, in the business combination should recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (1) the cash (including any cash received in lieu of fractional Prisa ADSs), and, if applicable, the fair market value at the time of the exchange of the Prisa Class A ordinary shares and Class B convertible non-voting shares represented by such Prisa ADSs, received with respect to such Liberty common stock or warrants, as applicable and (2) the U.S. holder’s adjusted tax basis in such Liberty Virginia common stock or warrants, as applicable. If a U.S. holder acquired different blocks of Liberty common stock or warrants at different times or different prices, such U.S. holder must determine its tax basis and holding period separately with respect to each block of Liberty common stock or warrants, as applicable. Such gain or loss will be long-term capital gain or loss provided that a U.S. holder’s holding period for such shares or warrants is more than one year at the date of the business combination. Long-term capital gains recognized by U.S. holders that are not corporations generally are eligible for reduced rates of federal income taxation. The deductibility of capital losses is subject to certain limitations. A U.S. holder should have a tax basis in the Prisa ADSs received equal to their fair market value on the date of the exchange, and the

U.S. holder’s holding period with respect to such Prisa ADSs should begin on the day after the date of the business combination.

For U.S. federal income tax purposes, U.S. holders of Prisa ADSs will generally be treated as the owners of the underlying Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares represented by those ADSs. Accordingly, no gain or loss will be recognized if a U.S. holder exchanges Prisa ADSs for the underlying Prisa Class A ordinary shares or Prisa Class B convertible non-voting shares represented by those ADSs.

Taxation of Distributions on Prisa ADSs

Subject to the discussion of the passive foreign investment company, or PFIC, rules below, to the extent paid out of Prisa’s current or accumulated earnings and profits (as determined in accordance with U.S. federal income tax principles), distributions (including constructive distributions, if any, and any distributions in lieu of an adjustment to the conversion ratio of the Prisa Class B convertible non-voting shares) made with respect to Prisa ADSs will constitute dividends for U.S. federal income tax purposes. The gross amount of dividends that a U.S. holder receives will be includible in the income of a U.S. holder as foreign source ordinary dividend income. Because Prisa does not maintain calculations of its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. holders as dividends. These dividends will not be eligible for the “dividends received deduction” generally allowed to U.S. corporations.

Subject to applicable limitations, including the discussion above regarding concerns expressed by the U.S. Treasury, certain non-corporate U.S. holders (including individuals) are eligible for reduced rates of U.S. federal income tax (currently a maximum of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation with respect to stock represented by American Depositary Receipts if, among other things, the U.S. holders meet certain minimum holding period and other requirements and the non-U.S. corporation satisfies certain requirements, including that (i) the American Depositary Receipts are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the Treaty) which provides for an exchange of information program. Although Liberty currently believes that distributions on the Prisa ADSs that are treated as dividends for U.S. federal income tax purposes should constitute qualified dividends, no assurance can be given that this will continue to be the case. Section 1402 of the recently enacted Health Care and Education Reconciliation Act of 2010 added Section 1402 of the Code. Section 1402 generally imposes a tax of 3.8% on the net investment income of taxpayers with adjusted gross incomes in excess of $250,000 in the case of married persons filing joint returns, $100,000 in the case of married persons filing separate returns and $200,000 in any other case, effective for tax years commencing after December 31, 2012. The computation of “net investment income” includes dividends and net gain from the sale of stock. U.S. holders of ADSs are urged to consult their own tax advisors regarding the availability to them of the reduced qualified dividend tax rate in light of their own particular situation and regarding the computations of their foreign tax credit limitation with respect to any qualified dividends paid to them, as applicable.

Subject to certain generally applicable limitations that may vary depending upon a U.S. holder’s circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, a U.S. holder will be entitled to a credit against its U.S. federal income tax liability for Spanish withholding taxes, if any, which may be limited to the rate provided by the Treaty if the U.S. holder is eligible to claim the lower Treaty rate. The limitation on foreign taxes eligible for credit is calculated separately with regard to specific classes of income. Instead of claiming a credit, a U.S. holder may, at its election, deduct such otherwise creditable Spanish taxes in computing taxable income, subject to generally applicable limitations under U.S. law. A U.S. holder must satisfy minimum holding period requirements in order to be eligible to claim a foreign tax credit for foreign taxes withheld on dividends. The rules governing foreign tax credits are complex and, therefore, U.S. holders are urged to consult their own tax advisors to determine whether they are subject to any special rules that limit their ability to make effective use of foreign tax credits.

Constructive Distributions

The terms of the Prisa Class B convertible non-voting shares provide that the conversion ratio of the shares into Prisa Class A common shares will be increased, under certain circumstances and subject to certain limitations, to take into account a decrease of the trading price of the Prisa Class A ordinary shares below €2.00. Pursuant to Treasury Regulations promulgated under Section 305 of the Code, a U.S. holder of Prisa ADS-NVs could be treated, under certain circumstances, as having received a constructive distribution includable in such U.S. holder’s income in the manner described above under “— Taxation of Distributions on Prisa ADSs” if and to the extent that an increase in the conversion ratio of the Prisa Class B convertible non-voting shares has the effect of increasing the proportionate interest of such U.S. holder in Prisa’s earnings and profits or assets. Thus, under certain circumstances, U.S. holders may recognize income in the event of a constructive distribution even though they may not receive any cash or property. The terms of the Prisa Class B convertible non-voting shares also provide that Prisa may elect to pay in cash, up to an amount of €0.50, the amount of the difference between €2.00 and the trading price of the Prisa Class A ordinary shares in lieu of increasing the conversion ratio of the Prisa Class B convertible non-voting shares. Any such distributions should be treated as dividend distributions includable in a U.S. holder’s income in the manner described above under “— Taxation of Distributions on Prisa ADSs.” U.S. holders are urged to consult their own tax advisors to determine whether they are required to include any amounts in income as a result of an increase in the conversion ratio of the Prisa Class B convertible non-voting shares.

Sale and Other Disposition of Prisa ADSs

Subject to the discussion of the PFIC rules below, gain or loss realized by a U.S. holder on the sale or exchange of Prisa ADSs will be subject to U.S. federal income tax as capital gain or loss (and will be long-term capital gain or loss if the U.S. holder held the Prisa ADSs for more than one year) in an amount equal to the difference, if any, between the U.S. holder’s tax basis in the Prisa ADSs and the gross amount realized on the disposition. Gain or loss, if any, will generally be U.S. source for foreign tax credit purposes. The deductibility of capital losses is subject to limitations. Long-term capital gain of a non-corporate U.S. holder is generally taxed at a preferential rate.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation, such as Prisa, will be classified as a PFIC during a given year if (1) 75% or more of its gross income consists of “passive income” or (2) 50% or more of the average value of its assets (determined on the basis of a quarterly average) produce (or are held for the production of) passive income. For purposes of PFIC classification, passive income generally includes interest, dividends, annuities, certain gains from the sale of stock and securities, and certain other investment income. Prisa believes that it is not currently a PFIC for U.S. federal income tax purposes and does not expect to become a PFIC for the foreseeable future. However, because Prisa’s PFIC status will depend upon the composition of Prisa’s income and assets and the market value of Prisa’s assets (including, among others, less than 25% owned equity investments) from time to time there can be no assurance that Prisa will not be classified as a PFIC for any taxable year.

If Prisa were classified as a PFIC for any taxable year, such classification would have adverse tax consequences to U.S. holders of Prisa ADSs, and U.S. federal income tax consequences different from those described above may apply. These consequences may include having dividends treated as ordinary income rather than “qualified dividends,” and having gains realized on a sale or disposition of Prisa ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on such gains. U.S. holders should consult their own tax advisors about the PFIC rules, including the availability of certain elections that may mitigate the adverse consequences resulting from PFIC status.

Backup Withholding and Information Reporting

A U.S. holder may be subject to backup withholding (currently at a rate of 28%) on the delivery of Prisa ADSs or cash to which such U.S. holder is entitled in connection with the business combination and on payments of dividends and sales proceeds with respect to Prisa ADSs made within the United States or through certain U.S. related financial intermediaries, unless the U.S. holder properly establishes an exemption or provides a taxpayer identification number and otherwise complies with the backup withholding rules. Such delivery or payment may also be subject to information reporting. Each U.S. holder should complete and sign the Internal Revenue Service, or IRS, Form W-9 that will be included as part of the letter of transmittal and return it to the exchange agent, in order to provide the information and certification necessary to avoid backup withholding. Any amounts withheld under the backup withholding rules generally will be allowable as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

MATERIAL SPANISH TAX CONSIDERATIONS

The following is a discussion of certain material Spanish tax consequences of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder (as defined below). This discussion is based on current Spanish law and practice, which are subject to change, possibly with retroactive effect. In addition, this discussion is based on the Treaty. For purposes of this discussion, the Spanish tax consequences to holders of Prisa ADS-As and Prisa-ADS-NVs will be the same as if such holders held the underlying Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, respectively.

For purposes of this discussion a Qualifying Shareholder is a beneficial owner of Prisa shares that (i) is a resident of the United States for purposes of the Treaty and entitled to its benefits, (ii) does not carry on business activities through a permanent establishment (as defined in the Treaty) located in Spain with respect to which their holdings of Prisa shares are effectively connected, and (iii) owns, and, at any given time, owned during the preceding 12-month period, directly or indirectly, less than 25% of the voting stock of Prisa. Holders of Prisa shares who are not Qualifying Shareholders may be subject to different tax consequences than those described below and are urged to consult their tax advisors regarding their tax treatment under Spanish and non-Spanish tax laws.

This discussion does not discuss all aspects of Spanish taxation of the acquisition, ownership and disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares and does not address all tax consequences that may be relevant to Qualifying Shareholders subject to special rules. This discussion does not address any aspect of foreign, state, local, estate, wealth, inheritance, gift or other tax law that may be applicable to Qualifying Shareholders. In addition, this discussion does not address the Spanish tax consequences applicable to “look-through” entities.

This discussion of certain material Spanish taxation considerations is for general information only and is not tax advice. Qualifying Shareholders are urged to consult their tax advisors with respect to the application of Spanish tax law to their particular situations as well as any tax consequences arising under the laws of any foreign or other taxing jurisdiction or under any applicable tax treaty, and are advised that Spanish tax authorities may, in certain circumstances, charge interest or impose penalties or surcharges for a failure to comply with the requirements of Spanish tax law. Such costs may, in certain cases, be based on the amount of taxes due.

Law 19/2003 of 4th July on Foreign Capital and Financial Transactions and on certain Measures to prevent money laundering (“Ley 19/2003, de 4 de Julio, sobre el Régimen Jurídico de los Movimientos de Capitals y de las Transacciones Económicas con el Exterior y sobre determinadas medidas del blanqueo de capitales”), or the Act, which came into force in Spain on July 6, 2003, established new rules with respect to transfers of cash in order to avoid the use of illegal funds.

In the event Prisa becomes aware of any action which is subject to provisions of the Act, Prisa will act in accordance with the Act.

Spanish Tax Consequences of the Business Combination

Qualifying Shareholders will generally not be subject to the imposition of Spanish tax, including value added tax, as a result of the reincorporation merger, the share exchange or the receipt by such Qualifying Shareholders of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares.

Taxation of Dividends on Prisa Shares

Dividends paid on Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to a Qualifying Shareholder will generally be subject to Spanish withholding tax on the gross amount of the dividend, currently at a rate of 19%.

Qualifying Shareholders may be eligible for a reduced rate of withholding tax of 15% on the gross amount of dividends, provided that such Qualifying Shareholders provide in a timely manner to the depositary of the Prisa shares a letter of U.S. residency certification issued by the IRS certifying that the Qualifying Shareholder is a resident of the United States for Treaty purposes. For Spanish tax purposes, such United States residency certification is valid for one year from the date it is issued.

Qualifying Shareholders who do not provide the required residency certification in a timely manner may alternatively obtain a refund of the difference between the domestic and Treaty withholding tax rates, as further discussed below.

Qualifying Shareholders who are individuals will be exempt from Spanish tax liability with respect to dividends and similar distributions of income up to an annual amount of €1,500 for all such Qualifying Shareholder’s Spanish-sourced dividend income. Qualifying Shareholders seeking to benefit from such exemption are required to claim a refund of any taxes withheld with respect to dividends and similar distributions of income, up to the amount of the exemption, in the manner described below. The current practice of the Spanish tax authorities is that such refund cannot be claimed prior to the end of the calendar year in which the dividends are paid. The exemption with respect to dividends up to €1,500 is subject to limitations, and Qualifying Shareholders are urged to consult their tax advisors with respect to their eligibility for the exemption and any claim for refunds.

In order to claim a refund, Qualifying Shareholders must file (i) the applicable Spanish tax return (currently, Form 210), (ii) a valid United States residency certification issued by the IRS certifying that such Qualifying Shareholder is a resident of the United States for purposes of the Treaty, and (iii) a certificate from Prisa establishing that Spanish tax was withheld with respect to dividends paid to such Qualifying Shareholder (i.e., the relevant dividend statement). A refund claim must be filed within four years of the date on which the withholding tax was collected by the Spanish tax authorities. Qualifying Shareholders should consult their own tax advisor regarding refund procedures.

Qualifying Shareholders will not be required to file a Spanish tax return in respect of dividends received on Prisa shares from which tax is withheld as described above.

Taxation of Capital Gains

Subject to the discussion of the Treaty, below, income recognized upon the sale or other disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares will be treated as capital gains and will generally be Spanish-sourced income subject to Spanish tax at a rate of 19%. Capital gains and losses are calculated separately for each transaction and losses cannot be offset against capital gains.

Under the Treaty, capital gains realized upon the sale or other disposition of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares by a Qualifying Shareholder will be exempt from taxation in Spain. Qualifying Shareholders seeking to qualify for relief under the Treaty are required to provide a letter of U.S. residency certification issued by the IRS, certifying that such Qualifying Shareholder is a resident of the United States for purposes of the Treaty, together with the appropriate Spanish tax return (currently, Form 210), no later than 30 days following the date on which such capital gain was realized.

Qualifying Shareholders are encouraged to apply for United States residency certification in advance of a sale or other disposition of Prisa shares and are advised that such residency certification may not be received prior to the deadline for filing the applicable Spanish tax return.

For Spanish tax purposes Qualifying Shareholders of Prisa ADSs will generally be treated as owning the underlying shares represented by those ADSs.

Increase of Tax Rate from 19% to 21%

Individual shareholders who cease to be U.S. tax residents and become Spanish residents for Spanish tax purposes will be subject to Spanish tax at an increased rate of 21% on any dividends (after taking into account the €1,500 exempted amount) and capital gains that exceed, in the aggregate, €6,000 in any taxable year. These shareholders are required to file the applicable Spanish tax return in accordance with the requirements of Spanish Income Tax laws in a timely manner.

VAT

The subscription for, and acquisition and transfer of, Prisa ADSs or Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares are each exempt from Spanish value added tax. Additionally, no stamp duty or registration tax is levied on a qualifying shareholder with respect to such subscription, acquisition and transfers.

THE LIQUIDATION PROPOSAL

Liquidation Proposal

At the special meeting, you will be asked to approve the dissolution and plan of distribution of Liberty, as contemplated by Liberty’s restated certificate of incorporation. If either (or both) the reincorporation proposal or the business combination proposal is not approved or Liberty does not otherwise consummate the business combination, stockholder approval of Liberty’s dissolution and plan of distribution is required by Liberty’s restated certificate of incorporation.

Liberty’s board of directors has unanimously approved Liberty’s dissolution and the plan of distribution attached as Annex O to this proxy statement/prospectus, declared it advisable and directed that it be submitted for stockholder action at the special meeting. Liberty’s board of directors may abandon the liquidation proposal, notwithstanding approval of the liquidation proposal by Liberty’s stockholders, without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law. Liberty’s board of directors intends to abandon the liquidation proposal if the business combination is consummated.

As required by Delaware law, if the liquidation proposal is approved and not abandoned, the board of directors intends to approve the plan of distribution immediately following stockholder approval of the dissolution and plan of distribution and the filing of a certificate of dissolution with the Delaware Secretary of State. A copy of the proposed plan of distribution is attached as Annex O to this proxy statement/prospectus, and you are encouraged to read it carefully.

All of the founders have agreed with Liberty and the underwriters of Liberty’s IPO to vote all of their shares of Liberty common stock in favor of the liquidation proposal.

The following describes briefly the material terms of the proposed dissolution and plan of distribution of Liberty. This information is provided to assist stockholders in reviewing this proxy statement/prospectus and considering the proposed dissolution and plan of distribution, but does not include all of the information contained therein and may not contain all of the information that is important to you regarding the liquidation proposal. To understand fully the dissolution and plan of distribution being submitted for stockholder approval, you should carefully read this proxy statement/prospectus, including the accompanying copy of the plan of distribution attached as Annex O, in its entirety.

If the liquidation proposal is approved by Liberty’s stockholders and not abandoned by Liberty’s board of directors as described above, Liberty anticipates that it will:

•	file a certificate of dissolution with the Delaware Secretary of State;

•	give the trustee of the trust account notice to commence turning over all trust account funds to Liberty’s transfer agent for distribution according to the plan of distribution;

•	as provided in the plan of distribution, pay or adequately provide for the payment of its known liabilities, including (i) existing liabilities for taxes, (ii) unpaid liabilities to service providers and other creditors, including expenses of the dissolution and liquidation, and (iii) its obligations to Liberty’s stockholders in accordance with its restated certificate of incorporation;

•	wind up its remaining business activities;

•	comply with U.S. Securities and Exchange Commission filing requirements, for so long as it is required to do so; and

•	make any tax and other regulatory filings.

If the liquidation proposal is approved by Liberty’s stockholders and not abandoned by Liberty’s board of directors as described above, Liberty will distribute to the holders of shares of Liberty common stock (other than as to founders shares), in proportion to their respective equity interests, an aggregate sum equal to the amount in the trust account (including approximately $27.4 million representing the original amount of the deferred portion of the underwriters’ discounts and commissions). Liberty expects to pay the costs of its dissolution and liquidation from its working capital. If such funds are insufficient (which Liberty does not expect to be the case), Mr. Berggruen and Mr. Franklin have agreed to pay the funds necessary to complete such liquidation.

Unless the liquidation proposal is abandoned by Liberty’s board of directors, which it intends to do if the business combination is consummated, Liberty expects to distribute the funds in its trust account to the holders of its common stock promptly following the filing of its certificate of dissolution with the Delaware Secretary of State after stockholder approval of the liquidation proposal and the adoption of the plan of distribution by its board of directors after the filing of the certificate of dissolution with the Delaware Secretary of State as required by Delaware law. If Liberty has assets beyond the proceeds held in the trust account that exceed its accrued liabilities and any contingency reserve, it will distribute that excess cash in accordance with the plan of distribution. Liberty expects, however, that after giving effect to additional expenses accrued and to be accrued through the liquidation date, no additional amounts would be available for distribution to its common stockholders in liquidation.

Following dissolution, although Liberty does not currently expect to do so, Liberty’s board of directors may, at any time, engage third parties to complete the liquidation pursuant to the plan of distribution. In addition, Liberty’s board of directors will be authorized to establish a liquidating trust to complete Liberty’s liquidation.

As of June 30, 2010, the trust account balance was approximately $1,022 million. In addition to the amounts held in Liberty’s trust account, as of June 30, 2010 there was approximately $7.3 million in current assets, subject to outstanding current liabilities of approximately $5.9 million as of that date. Liberty’s net assets would be available to be distributed on a pro rata basis to its holders of common stock if the liquidation proposal is approved and not abandoned as described above, Liberty expects, however, that after giving effect to additional expenses accrued and to be accrued through the liquidation date, no additional amounts would be available for distribution to its common stockholders in liquidation. If the business combination is not completed and the liquidation proposal is approved by Liberty’s stockholders, Liberty expects that Liberty stockholders will receive approximately $9.87 per share upon liquidation of Liberty.

Liberty intends to pursue any applicable federal or state tax refunds arising out of its business activities from inception through completion of its dissolution and winding up. To the extent Liberty is successful in obtaining such refunds, any funds obtained will be used by Liberty to satisfy its obligations to creditors in accordance with its plan of distribution. Liberty does not anticipate that any creditor will make any claims with respect to amounts held in the trust account.

As a result of Liberty’s liquidation, for United States federal income tax purposes, stockholders will generally recognize gain or loss equal to the difference between (i) the amount of cash distributed to them, and (ii) their adjusted tax basis in shares of common stock. Certain stockholders, including stockholders that are “non-United States holders,” are subject to special rules.

You should consult your tax advisor as to the tax effects of the plan of distribution and Liberty’s dissolution in your particular circumstances.

Under Delaware law, stockholders will not have dissenters’ rights in connection with the dissolution and plan of distribution.

Under Delaware law, if Liberty distributes to stockholders the proceeds currently held in the trust account, but fails to pay or make adequate provision for its liabilities, each of its stockholders could be held liable for amounts due to Liberty’s creditors to the extent of the stockholder’s pro rata share of the liabilities not so discharged or the total amount received by such stockholder, whichever is less.

Consequences If the Liquidation Proposal Is Not Approved

It is important for you to note that in the event the liquidation proposal does not receive the necessary vote to approve such proposal, Liberty will not be authorized to distribute the funds held in Liberty’s trust account to holders. Consequently, holders of a majority of Liberty’s outstanding common stock must approve its dissolution in order to receive the funds held in its trust account. In the event Liberty does not obtain such approval, it will nonetheless continue to pursue stockholder approval for its dissolution and a plan of distribution.

Required Vote

The affirmative vote of at least a majority of the shares of Liberty common stock outstanding on the record date for the special meeting of stockholders is required to approve the liquidation proposal. Abstentions and broker or bank non-votes will have the same effect as a vote “AGAINST” the liquidation proposal.

Recommendation with Respect to the Liquidation Proposal

The board of directors of Liberty believes that it is in the best interests of Liberty that the stockholders approve the liquidation proposal. If the business combination is consummated, Liberty’s board of directors intends to abandon the liquidation proposal without further action by Liberty’s stockholders in accordance with Section 275 of the Delaware General Corporation Law.

THE LIBERTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE LIQUIDATION PROPOSAL.

THE STOCKHOLDER ADJOURNMENT PROPOSAL

Adjournment Proposal

The stockholder adjournment proposal, if presented at the special meeting of stockholders, would allow Liberty, with the prior written consent of Prisa, to adjourn the special meeting of stockholders to a later date or dates, if necessary, to permit further solicitation of proxies in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve the business combination proposal. In no event will Liberty solicit proxies to adjourn the special meeting of stockholders or consummate the business combination beyond the date by which it may properly do so under its restated certificate of incorporation and Delaware law.

Consequences If the Stockholder Adjournment Proposal Is Not Approved

If the stockholder adjournment proposal is presented to the special meeting of stockholders and is not approved by the stockholders, or if the proposal is approved but Prisa does not give its consent, Liberty will not be able to adjourn the special meeting of stockholders to a later date in the event, based on the tabulated votes, there are not sufficient votes at the time of the special meeting to approve the business combination proposal. In such event, the business combination will not be completed, Liberty will be required to redeem all of the shares of Liberty preferred stock for an amount equal to the purchase price thereof and all accrued interest on the preferred shares escrow account and Liberty may be required to commence dissolution procedures. Specifically, Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation.

Required Vote

The approval of the stockholder adjournment proposal will require the affirmative vote of the holders of at least a majority of the shares of Liberty common stock represented in person or represented by proxy and entitled to vote at the special meeting. Abstentions will have the effect of a vote “AGAINST” the stockholder adjournment proposal. Broker non-votes, while considered present for the purposes of establishing a quorum, will have no effect on the stockholder adjournment proposal.

Recommendation with Respect to the Stockholder Adjournment Proposal

The board of directors of Liberty believes that is it in the best interests of Liberty that the stockholders approve the stockholder adjournment proposal.

THE LIBERTY BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE STOCKHOLDER ADJOURNMENT PROPOSAL.

INFORMATION ABOUT PRISA

History and Development of Prisa

Introduction

Promotora de Informaciones, S.A., which operates under the commercial name “Prisa,” was incorporated in the city of Madrid on January 18, 1972. Prisa is the leading multimedia group in Spain and Portugal and believes it is one of the leading multimedia groups in the Spanish-speaking world. Prisa operates in more than 20 countries, including Brazil, Mexico and Argentina as well as many other Latin American countries and the United States, with almost 15,000 employees worldwide. Prisa shares are listed on four Spanish stock exchanges (Madrid, Barcelona, Bilbao and Valencia) and have been traded through the Spanish stock market interconnection system since June 2000.

Prisa’s principal business operations are:

•	Audiovisual, which includes pay television, free-to-air television and television and film production;

•	Education, which includes the publishing and sale of general books, educational material and training materials;

•	Radio, which includes the sale of advertising on Prisa’s networks; and

•	Press, which includes the publishing of newspapers and magazines and the sale of advertising in such publications.

Prisa operates a digital platform that provides services and support to each of the principal business operations discussed above. Prisa also sells media advertising and promotes and produces musical events. Prisa is the leader in Spain, and believes it is one of the leaders in the Spanish-speaking world, in daily newspapers through El País, in radio through Cadena SER, and in education and publishing through Santillana. Through Sogecable and its digital platform, Digital+, Prisa is also the leader in pay television in Spain. In specialized press, Prisa is ranked second in sports press through AS and is second in financial press through Cinco Días.

Media Capital, Prisa’s subsidiary, operates TVI, the leading free-to-air television network in Portugal. Media Capital also operates an audiovisual production business, as well as a radio network, produces music recordings and distributes films and video/DVDs.

Prisa is domiciled in Spain, its legal form is a public limited liability company and its activity is subject to Spanish legislation and particularly to the Spanish Companies Law. Prisa has been in continuous operation since its public deed of incorporation was executed, and it has perpetual existence. Prisa’s registered office is located in Madrid, Spain at Calle de Gran Vía, number 32 28013. Its telephone number is +34 (91) 330 10 00.

History

The following are certain significant events in the development of Prisa:

1972

•	Prisa founded, but does not begin operations.

1976

•	First issue of El País published.

1980s

•	Prisa acquires Cadena SER.
•	Prisa acquires Cinco Días.

1990

•	Sogecable, 25.0% owned by Prisa, is awarded a television license to operate Canal+, the first pay television business to operate in Spain.

1996

•	Prisa acquires a controlling equity interest in AS and launches websites for El País, Digital+, AS and Cadena SER.

1997

•	Sogecable launches Canal Satélite Digital, Spain’s leading multi-channel digital direct-to-home platform.

1999

•	Prisa expands its activities into the music market by founding Gran Vía Musical.
•	Prisa acquires an equity interest in Caracol, S.A., or Radio Caracol—the largest radio group in Colombia—and creates Participaciones de Radio Latinoamericana S.L., or PRL, through which Prisa carries out its radio operations in Chile, Costa Rica, Panama, the United States and France.

2000

•	Prisa launches its initial public offering and begins trading through the Spanish stock market interconnection system.
•	Prisa expands its activities to media advertising sales through the acquisition of GDM.
•	Prisa expands its activities to book publishing and printing through Santillana and Dédalo, respectively.

2001

•	Prisa establishes audiovisual producer Plural Entertainment, to develop and produce audiovisual content.
•	Prisa enters the radio market in Mexico through an agreement with Grupo Televisa S.A.B., or Televisa, to develop the radio market in Mexico, which involves the acquisition of a 50.0% equity interest in Sistema Radiópolis, S.A. de C.V., which is referred to as Radiópolis. Radiópolis is managed by Prisa.
•	Prisa acquires Editora Moderna Ltda., or Editora Moderna, in Brazil.

2002

•	Prisa organizes Grupo Latino de Radio S.A., or GLR, as a holding company to restructure its radio businesses in Latin America, and Prisa’s equity interest in PRL, Radiópolis and Radio Caracol are transferred to GLR.

2005

•	Prisa enters the Portuguese media market through the acquisition of 100.0% of the equity of Vertix, which owns 33.0% of the equity of Media Capital.

2006

•	Prisa increases its ownership interest in Sogecable to 42.9%.
•	Prisa combines its radio activities in Latin America and Spain into Unión Radio.

2007

•	Prisa acquires all of the shares of Iberoamericana Radio Chile, S.A. through GLR Chile, Ltda.
•	Prisa increases its ownership interest in Media Capital to 94.7%

2008

•	Prisa acquires the remaining outstanding share capital of Sogecable, increasing its ownership interest to 100%.

Overview of Prisa’s Business Strategy

Prisa is the largest education, information, and entertainment company focusing on the Spanish- and Portuguese-language markets in the world based on 2009 revenues. Prisa believes that the quality of its products and services, its industry leading brands and its geographical presence have made it a leader in the industries and in the principal geographic locations in which it competes. Prisa also considers that its products, services, brands and creative talent provide Prisa with the necessary competitive advantages required to grow, increase profitability and generate value and to take advantage of the expanding opportunities offered by digital media.

Prisa believes it has great potential to grow its businesses in the Spanish market and, specifically, to grow in markets outside of Spain (including the Portuguese market, the U.S. Hispanic market and in Latin America). It is worth highlighting the opportunities for growth in each of the Audiovisual, Radio and

Education segments due to their dynamism, high demand and potential for expansion outside of Spain. Prisa believes it is especially well positioned to take advantage of its leadership position in the Radio business within the consolidating radio sector in Latin America. The opportunities for growth in each of these sectors is further discussed below. Additionally, Prisa’s leadership in Press has allowed its traditional publications to remain profitable despite the transformation of the industry towards digital media, while, at the same time enhancing its likelihood of success in digital media, particularly in the Spanish-speaking markets.

Prisa operates in more than 20 countries and, in 2009, reached approximately 50 million daily users through its global brands. With audience growth of approximately 19% over the five-year period from 2004 through 2009, Prisa has 27 million daily radio listeners, 16 million daily television viewers, three million daily readers and three million daily internet users as of the end of 2009. Prisa also sold 117 million books in 2009. Prisa’s presence in Brazil and Portugal and among the growing Hispanic community in the United States provides opportunities for expansion and further capitalization on its brands, contents and creative talent in a global market of over 700 million people.

Prisa believes its leadership position, geographic presence and coordination and synergies across its business units provide it with the ability to innovate and to adapt to changes in customer demand. This ability to innovate allows Prisa to continually access new markets with both existing and newly created product and service offerings. Prisa is adapting its business model to the new digital industry reality by developing digital media to complement the transforming traditional media businesses. Prisa is also implementing a new business strategy with a view to fostering transversal exchanges and synergies across its business segments. In this new digital environment, Prisa’s unique characteristics allow it to be well positioned for future growth in its online businesses and to create online content for the Spanish- and Portuguese-language markets. Prisa already has over 40 million unique users per month across its businesses’ websites and more than 12 million videos are streamed monthly through Prisa’s websites.

Part of Prisa’s digital strategy is based on a consumer-oriented model in which Prisa’s products are distributed to customers based on their preferences, communities of residence, demographics and relevance. By leveraging the information and knowledge about the consumer with the creation of customer database containing over 4 million records, Prisa believes it is able to offer more valuable marketing opportunities to advertisers as well as to be able to more appropriately sell its own products. In addition, by leveraging resources and capabilities across business segments, Prisa’s objective is to further enhance the reach of its products, its consumer knowledge and the capitalization of digital assets. Prisa has appointed new senior executives in order to implement this strategy successfully including a corporate development director and chief digital officer.

Incorporating new strategic partners into its different lines of business is also expected to assist Prisa in developing its strategy across the various sectors in which it operates.

Prisa’s diversified operations and brands, many of which are leaders in their respective market segments, have enabled Prisa to generate substantial income and withstand the effects of economic downturns. In 2009, Prisa had an operating income (revenues) of €3,208.58 million (€1,577.30 million for the first half of 2010), profit from operations of €368.98 million (€196.04 million for the first half of 2010) and operating cash flow of €468.5 million (€103.9 million for the first half of 2010). Advertising revenue accounted for 28% (31% for the first half of 2010) of the total revenues of Prisa in 2009. Prisa believes that, primarily as a result of its brand leadership, its businesses outperformed the market. Additionally, Prisa believes that 2010 will be the bottom of the advertising expenditure cycle and that Prisa is well positioned to benefit from any market recovery. Additionally, Latin America continues to provide significant opportunities for growth in advertising revenue. Prisa also believes it has several lines of business and sources of revenue that are generally more immune to economic cycles, such as Education, pay television subscriptions, sales of audiovisual content and creation of new users of Prisa’s digital media offerings.

In the Audiovisual segment, Prisa believes it will continue to play a leading role in both pay television and free-to-air television in the Iberian Peninsula. Prisa believes that the number of subscribers to its pay television business and their demographic characteristics, together with the incorporation of new strategic partners (specifically, Telefónica and Mediaset), give Prisa a competitive advantage in the segment. Since the penetration of pay television in Spain is still relatively low (less than 30% as of the end of 2009) as compared to most European markets, Prisa believes that its premium contents, new service offerings such as Personal Video Recorder, or PVR, High Definition channels and 3-D will provide a platform for future growth of the business as new customers are drawn to those offerings. In the free-to-air television business, Prisa believes it is well positioned to take advantage of the consolidation of the Spanish market that is occurring as a consequence of the surplus of available content and the analog-to-digital transition, among others, once the integration of Cuatro and Telecinco is completed.

Prisa’s Education segment is constantly adapting its catalog for digital media, developing bilingual education offerings and transforming its business model, shifting from primarily textbook production into a full-service educational company in which digital content complements traditional media. Prisa’s plans for expanding its publishing business include an increased presence in Latin America, particularly Mexico and Brazil and developing in the U.S. market for language education.

In the Radio segment, Prisa is strategically positioned to develop its global Spanish- and Portuguese-language business through expanding its global brands and sharing best practice business models, contents and formats. The radio business is also developing content exclusively for digital media and continues to build strategic partnerships with the aim of fostering customer loyalty and directing audiences to digital media. Prisa’s goal is to develop its presence and access opportunities for growth in the U.S. Hispanic market, which it expects will add value to its current radio operations in the United States and in Mexico. Prisa’s agreement with 3i Group, as a partner in Unión Radio, will be a valuable tool in assisting Prisa to expand into the U.S. Hispanic market.

In the Press segment, El País is a global newspaper recognized throughout the world as a reliable and accurate source of news information. Prisa believes that, due to the market leadership and credibility of El País, El País will provide a platform for Prisa to successfully promote the transition to the new digital business model and will provide Prisa with a better ability to customize its product offerings through the creation of a global data bank with millions of client profiles. In addition, Prisa intends to enhance its focus on content creation and generate new revenue from its current websites, which as of the date of this proxy statement/prospects has more than 30 million total unique viewings. Prisa is also focused on increasing circulation in new markets.

Prisa’s growth initiatives and efforts to increase profitability are complemented by its focus on containing expenses. This cost discipline, implemented from top management down, has led to a 15.3% decline in operating expenses in 2009 compared to 2008 (excluding depreciation and amortization). Prisa also sought to increase utilization of its staff and reduce salaries in 2009, including through an 8% reduction in management salaries. Prisa plans to encourage management throughout its companies to embrace and develop the new integration strategy and promote transversal initiatives through new compensation and incentive systems. The continuous changes in the sectors in which Prisa operates have afforded additional opportunities to eliminate inefficiencies and accomplish additional cost savings, generally without affecting the quality of Prisa’s products or the generation of income, leading to improved efficiency.

As part of Prisa’s growth strategy, it is seeking to optimize its capital structure through the business combination with Liberty and asset dispositions, reinforcing its equity and bringing its debt to equity leverage in line with its competitors. As a result of the reduction of its debt service, Prisa’s management will be able to focus on cash flow generation and maximizing the value of Prisa’s businesses and the return on its investments in order to create value for shareholders. The incorporation of new strategic partners to various lines of business should also help Prisa to develop its growth initiatives throughout the segments in which it operates.

Finally, the business combination with Liberty presents an opportunity for Prisa to gain access to the most advanced international capital market through its issuance of shares in the United States and listing of its ADSs on the New York Stock Exchange. Prisa also believes that the addition of Messrs. Franklin and Berggruen to the Prisa board of directors will be important in terms of diversity and the skill set and expertise represented on the board.

PRISA’S BUSINESS

Prisa’s activities are organized into the following business segments: Audiovisual, Education, Radio and Press. This structure is supported by the Digital area, which provides services and support to all business segments. Additionally, Prisa does businesses in other areas not part of any business segment including distribution, an advertising agency, Prisa Innova, real estate and printing (known as Dédalo).

The following table describes Prisa’s organizational structure by segment:

Audiovisual	Education	Radio	Press

Pay Television	Education Publishing	Radio in Spain	El País
Free-to-air Television	General Publishing	International Radio	AS
Audiovisual Production	Training	Music Events	Cinco Dias
Magazines

The following table shows Prisa’s revenues, by business segment, for the previous three fiscal years and for the first half of 2010 and 2009 (in thousands of euros, except for margins):

	Audiovisual			Education
	2009	2008	2007	2009	2008	2007

Revenue	1,770,743	2,169,095	2,105,729	616,885	607,650	560,000
Adjusted EBITDA(1)	343,054	381,838	398,291	152,115	134,348	119,920
Profit from operations	204,752	226,745	219,193	90,004	77,008	75,056
Adjusted EBITDA margin	19.4%	17.6%	18.9%	24.7%	22.1%	21.4%
Profit from operations margin	11.6%	10.5%	10.4%	14.6%	12.7%	13.4%

	Radio			Press
	2009	2008	2007	2009	2008	2007

Revenue	377,166	415,260	422,755	415,788	503,938	572,277
Adjusted EBITDA(1)	100,026	102,448	115,595	52,598	66,931	136,730
Profit from operations	82,027	86,679	101,786	29,321	51,565	121,508
Adjusted EBITDA margin	26.5%	24.7%	27.3%	12.7%	13.3%	23.9%
Profit from operations margin	21.7%	20.9%	24.1%	7.1%	10.2%	21.2%

	Other(2)			Total
	2009	2008	2007	2009	2008	2007

Revenue	28,001	305,405	35,267	3,208,584	4,001,348	3,696,028
Adjusted EBITDA(1)	(24,042)	262,779	9,087	623,751	948,344	779,623
Profit from operations	(37,122)	256,194	2,388	368,982	698,191	519,931
Adjusted EBITDA margin	(85.9)%	86.0%	25.8%	19.4%	23.7%	21.1%
Profit from operations margin	(132.6)%	83.9%	6.8%	11.5%	17.4%	14.1%

	Audiovisual		Education
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	860,134	986,703	300,063	278,382
Adjusted EBITDA(l)	139,662	164,562	73,223	65,235
Profit from operations	83,120	94,930	50,336	37,117
Adjusted EBITDA margin	16.2%	16.7%	24.4%	23.4%
Profit from operations margin	9.7%	9.6%	16.8%	13.3%

	Radio		Press
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	197,470	182,648	206,187	212,950
Adjusted EBITDA(l)	51,431	43,096	24,529	24,424
Profit from operations	43,160	35,135	17,966	18,291
Adjusted EBITDA margin	26.0%	23.6%	11.9%	11.5%
Profit from operations margin	21.9%	19.2%	8.7%	8.6%

	Other		Total
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	13,444	16,998	1,577,298	1,677,681
Adjusted EBITDA(1)	3,642	1,412	292,487	298,729
Profit from operations	1,455	(2,952)	196,037	182,521
Adjusted EBITDA margin	27.1%	8.3%	18.5%	17.8%
Profit from operations margin	10.8%	(17.4)%	12.4%	10.9%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. Prisa defines “Adjusted EBITDA” as profit from operations, as shown on Prisa’s financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses. Prisa presents Adjusted EBITDA because it believes Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results.

Although Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses, it is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes Prisa’s digital platform and Prisa’s distribution, advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” does not include Dédalo, which is accounted for under the equity method. 2008 figures include the impact of the sale of three of Prisa’s real estate holdings in Madrid and Barcelona. See discussion in “— Operating and Financial Review.”

The contribution, by business area, is as follows:

	Audiovisual			Education
	2009	2008	2007	2009	2008	2007

Revenue	55.2%	54.2%	57.0%	19.2%	15.2%	15.2%
Adjusted EBITDA(1)	55.0%	40.3%	51.1%	24.4%	14.2%	15.4%
Profit from operations	55.5%	32.5%	42.2%	24.4%	11.0%	14.4%

	Radio			Press
	2009	2008	2007	2009	2008	2007

Revenue	11.8%	10.4%	11.4%	13.0%	12.6%	15.5%
Adjusted EBITDA	16.0%	10.8%	14.8%	8.4%	7.1%	17.5%
Profit from operations	22.2%	12.4%	19.6%	7.9%	7.4%	23.4%

	Other(2)
	2009	2008	2007

Revenue	0.8%	7.6%	0.9%
Adjusted EBITDA	(3.9)%	27.7%	1.2%
Profit from operations	(10.1)%	36.7%	0.5%

	Audiovisual		Education
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	54.5%	58.8%	19.0%	16.6%
Adjusted EBITDA(1)	47.7%	55.1%	25.0%	21.8%
Profit from operations	42.4%	52.0%	25.7%	20.3%

	Radio		Press
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	12.5%	10.9%	13.1%	12.7%
Adjusted EBITDA(1)	17.6%	14.4%	8.4%	8.2%
Profit from operations	22.0%	19.2%	9.2%	10.0%

	Other
	Six Months Ended
	June 30,
	2010	2009

Revenue	0.9%	1.0%
Adjusted EBITDA(1)	1.3%	0.5%
Profit from operations	0.7%	(1.5)%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes Prisa’s digital platform and Prisa’s distribution, advertising, real estate and corporate activities, and the eliminations and adjustments on consolidation. “Other” does not include Dédalo, which is accounted for under the equity method. 2008 figures include the impact of the sale of three of Prisa’s real estate holdings in Madrid and Barcelona. See discussion in “— Operating and Financial Review.”

A discussion of the key operating and financial metrics by line of activity can be found in “— Operating and Financial Review.”

Business Segments

Audiovisual

Prisa believes it is a leading producer and distributor of Spanish and Portuguese audiovisual content, and the largest in the Iberian market (see further discussion in this section concerning the external sources that show this leadership). In 2009, Prisa continued expanding its reach by acquiring a 12% stake in the fourth largest television operator in the U.S. Spanish-language market, V-me. For further discussion of Prisa’s interest in V-me, see “Recent Developments—Recent Developments of Prisa.” With operations in Spain, Portugal and the United States, Prisa’s audiovisual content reaches numerous countries in Europe and Latin America.

In the distribution area, Prisa has a diversified range of products, which include the leader in pay television in Spain through the satellite platform Digital+, and free-to-air television/content through the Spanish channel Cuatro.

Prisa also operates Media Capital, the owner of TVI, the leading free-to-air television network in Portugal.

In the production area, Prisa believes it leads the Portuguese market with Plural Entertainment Portugal (formerly NBP). Additionally, Plural Entertainment España, a producer of film and television, operates in Spain and the United States.

In 2009, the Audiovisual segment accounted for 55.2% of Prisa’s revenue and 55.5% of Prisa’s profit from operations. In the first half of 2010, the Audiovisual segment accounted for 54.5% of Prisa’s revenue and 42.4% of Prisa’s profit from operations.

The table below sets forth the revenues of the businesses included in Prisa’s Audiovisual segment (in thousands of euros, except for margins):

	Sogecable			Media Capital(2)
	2009	2008	2007	2009	2008	2007

Revenue	1,525,915	1,872,872	1,809,651	267,708	309,470	292,927
Adjusted EBITDA(1)	290,277	320,832	336,608	52,484	61,221	75,216
Profit from operations	167,021	187,311	176,893	37,438	39,649	57,842
Adjusted EBITDA margin	19.0%	17.1%	18.6%	19.6%	19.8%	25.7%
Profit from operations margin	10.9%	10.0%	9.8%	14.0%	12.8%	19.7%

	Other(3)			Total
	2009	2008	2007	2009	2008	2007

Revenue	(22,880)	(13,247)	3,151	1,770,743	2,169,095	2,105,729
Adjusted EBITDA	293	(215)	(13,533)	343,054	381,838	398,291
Profit from operations	293	(215)	(15,542)	204,752	226,745	219,193
Adjusted EBITDA margin	—	—	—	19.4%	17.6%	18.9%
Profit from operations margin	—	—	—	11.6%	10.5%	10.4%

	Sogecable		Media Capital
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	751,046	866,253	120,453	134,703
Adjusted EBITDA(1)	118,785	140,125	20,871	24,256
Profit from operations	68,435	76,852	14,679	17,897
Adjusted EBITDA margin	15.8%	16.2%	17.3%	18.0%
Profit from operations margin	9.1%	8.9%	12.2%	13.3%

	Other		Total
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	(11,365)	(14,253)	860,134	986,703
Adjusted EBITDA(1)	6	181	139,662	164,562
Profit from operations	6	181	83,120	94,930
Adjusted EBITDA margin	—	—	16.2%	16.7%
Profit from operations margin	—	—	9.7%	9.6%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	For comparison purposes, Media Capital includes the data for Plural Entertainment España, although this business line was transferred to Media Capital in April 2008.

(3)	“Other” includes Localia, the local television business line, classified since 2008 as a discontinued operation, and the adjustments and eliminations on consolidation.

The contribution of the Audiovisual activities is as follows:

	Sogecable			Media Capital(1)
	2009	2008	2007	2009	2008	2007

Revenue	86.2%	86.3%	85.9%	15.1%	14.3%	13.9%
Adjusted EBITDA	84.6%	84.0%	84.5%	15.3%	16.0%	18.9%
Profit from operations	81.6%	82.6%	80.7%	18.3%	17.5%	26.4%

	Other(2)
	2009	2008	2007

Revenue	(1.3)%	(0.6)%	0.2%
Adjusted EBITDA	0.1%	(0.0)%	(3.4)%
Profit from operations	0.1%	(0.1)%	(7.1)%

	Sogecable		Media Capital
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	87.3%	87.8%	14.0%	13.7%
Adjusted EBITDA(1)	85.1%	85.2%	14.9%	14.7%
Profit from operations	82.3%	81.0%	17.7%	18.9%

	Other
	Six Months Ended
	June 30,
	2010	2009

Revenue	(1.3)%	(1.4)%
Adjusted EBITDA(1)	0.0%	0.1%
Profit from operations	0.0%	0.2%

(1)	For comparison purposes, Media Capital includes the data for Plural Entertainment España, although this business line was transferred to Media Capital in April 2008.

(2)	“Other” includes Localia, the local television business line, classified since 2008 as a discontinued operation, and the adjustments and eliminations on consolidation.

Sogecable

Founded in 1989, Sogecable is Spain’s leading pay television group. Sogecable pioneered the introduction of high-definition, 3-D television (launched June 2010) and interactive services. Sogecable owns various subsidiaries with different operations that are vertically integrated. The subsidiaries provide audiovisual rights and ancillary services in the Spanish market. Sogecable’s main sources of revenue are the pay television activities performed by Sogecable through the Digital+ and Canal+ brands and the free-to-air television activities through Cuatro. Sogecable’s pay television channels offer strong differentiation from other offerings in the Spanish marketplace with premium sports content (including full coverage of Spanish football tournaments) and access to Hollywood films. Sogecable’s other activities include the acquisition and management of audiovisual rights, audiovisual production, channel distribution and marketing. In addition, Sogecable participates in film production, distribution and screening, and manages the advertising of its various formats through Sogecable Media.

Some of the premium sports content includes tennis (Wimbledon, Australian Open, US Open), football (Barclays Premier League Football, Bundes Liga football, UEFA Europa League football, the FA Cup, the Carling Cup, Lega Calcio and the Argentine League), golf (the British Open, PGA Tour, the Masters, the Ryder Cup, the US Open and the European Tour), basketball (NBA basketball, NCAA), rugby, NFL American football and Major League Baseball. Sogecable also has exclusive pay television broadcast rights within Spain for programming from the following studios: MGM, DreamWorks Studios, 20th Century Fox, Paramount, TimeWarner, Universal Studios, Columbia TriStar Films and Disney.

The development of audiovisual products for new-generation media has driven Sogecable to begin creating products based on mobile telephony and the internet. Additionally, Digital+ in high definition is accessible to subscribers to the platform through iPlus, a technologically advanced set-top box through which high definition broadcasts can be received and which can store up to 80 hours of programs on its digital video recorder.

Sogecable also broadcasts on three digital terrestrial television channels: its free-to-air channel Cuatro, the 24-hour news channel CNN+ and the pay DTT channel Canal+ Dos, which was launched in August 2010.

The financial results of the Sogecable lines of businesses for the past three fiscal years are presented in the chart below:

	Sogecable
	2009	2008	2007
	(Thousands of euros)

Revenue	1,525,915	1,872,872	1,809,651
Digital+(1)	1,251,563	1,546,119	1,522,160
Cuatro	274,352	326,753	287,491
Adjusted EBITDA(2)	290,277	320,832	336,608
Digital+	307,179	367,336	332,653
Cuatro	(16,902)	(46,504)	3,955
Profit from operations	167,021	187,311	176,893
Digital+	187,282	237,826	176,729
Cuatro	(20,261)	(50,515)	164
Adjusted EBITDA margin	19.0%	17.1%	18.6%
Digital+	24.5%	23.8%	21.9%
Cuatro	(6.2)%	(14.2)%	1.4%
Profit from operations margin	10.9%	10.0%	9.8%
Digital+	15.0%	15.4%	11.6%
Cuatro	(7.4)%	(15.5)%	0.1%

	Six Months Ended June 30,
	2010	2009

Revenue	751,046	866,253
Digital+(1)	567,238	733,488
Cuatro	222,724	146,142
Consolidated adjustments	(38,916)	(13,377)
Adjusted EBITDA(2)	118,785	140,125
Digital+	131,905	154,209
Cuatro	(13,120)	(14,084)
Profit from operations	68,435	76,852
Digital+	82,176	91,384
Cuatro	(13,741)	(14,532)
Adjusted EBITDA margin	15.8%	16.2%
Digital+	23.3%	21.0%
Cuatro	(5.9)%	(9.6)%
Profit from operations margin	9.1%	9.0%
Digital+	14.5%	12.5%
Cuatro	(6.2)%	(9.9)%

(1)	Digital+ includes the pay television business and other related activities.

(2)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

Canal+ and theme-based channels

Sogecable has been operating as a television producer since its inception. Under the Canal+ brand, Sogecable creates and operates channels, including the following premium channels: Canal+, Canal+ 2, Canal+30, Canal+ HD, Canal+ Comedia, Canal+ Comedia+30, Canal+ Acción, Canal+ Acción +30, Canal+ Acción HD, Canal+ DCine, Canal+ DCine HD, Canal+ Fútbol, Canal+ Deporte, Canal+ Deporte HD, Canal+ Eventos, Canal+ Liga and Canal+ Liga HD. These channels are included in the range of Digital+ services.

Canal+ Liga was a notable addition to the Digital+ offerings in the second half of 2009, coinciding with the commencement of the first and second division soccer season. As of December 31, 2009, this channel had nearly 700,000 subscribers (more than 800,000 as of June 30, 2010).

Sogecable produces theme-based channels that deal with a wide variety of content which, in addition to being included in the Digital+ range of services, are marketed to cable operators. These include: Cuatro, CNN+, DCine Español, Golf+, Sportmanía, Viajar, 40 TV, 40 Latino, and Caza y Pesca.

In August 2010, Prisa launched the pay DTT channel Canal+ Dos.

Pay television

According to the Spanish Telecommunication Market Commission, or CMT, Digital+ is the leading pay television network in Spain. As of December 31, 2009, it had 1,845,805 household subscribers and a viewing audience that Prisa estimates at approximately 6 million viewers. Its entertainment and news services include approximately 130 channels and programming services, featuring film premieres and exclusive sports broadcasts. In 2009, Digital+ generated revenue of €1,251.6 million (€567.2 million for the six months ended June 30, 2010) and profit from operations of €187.3 million (€82.2 million for the six months ended June 30, 2010).

The number of Digital+ subscribers and the average monthly revenue per unit, or ARPU, for the first half of 2010 and 2009, and for each of 2009, 2008 and 2007 is as follows:

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007

Number of subscribers (in thousands)	1,785	1,931	1,846	2,035	2,065
ARPU (in euros)	42.0	42.9	41.5	44.6	45.1

The decline in Digital+ subscribers in the first half of 2010 showed an improvement over the decline experienced in the first six months of 2009 (a decrease of 60,962 in the first half of 2010 compared to a decrease of 104,072 in the first half of 2009), with a net positive increase in subscribers in the month of June 2010. One of the growth sectors for Digital+ is premium content distribution on other distribution platforms. During the first six months of 2010, agreements for premium content distribution have been entered into with Jazztel and Telecable, and these relationships have so far been successful. The improvement in the decline in subscribers between the first halves of 2010 and 2009 would have been more pronounced had there not been a delay in the implementation of this distribution strategy. As of August 1, 2010, Prisa has entered into an additional distribution agreement with Orange and negotiations are currently underway with other telecom operators.

During 2009, Digital+’s ARPU was impacted by an adjustment of the business model relating to the soccer licensing rights, which changed from a pay-per-view model to the creation and sale of a new soccer channel.

In the second quarter of 2010, the ARPU amounted to €42.2, which was an increase of 1.6% compared to the same period the previous year.

Prisa is targeting broad distribution of Personal Video Recorder set-top boxes (PVR/iPlus), HD, Multiroom, VOD and 3-D product offerings in order to drive loyalty and subscription ARPU:

•	New iPlus pricing model launched in May 2010 (offering set-top unit leases, for €5 or €10 per month, instead of buying the unit for more than €150) has driven more than 110,000 new iPlus users during the first eight months of 2010.

•	Enhanced HD offering with 14 channels offered as of August 2010. Prisa was first to bring HD broadcasts to Spain in early 2008 with Canal+HD. Prisa believes that its pay television platform is the only platform in Spain capable of bringing HD TV to all of its customers. New marketing efforts are underway with the goal of increasing customer loyalty and satisfaction, and thereby increasing penetration in the Spanish market.

•	Spain’s first 3-D broadcasts in June 2010, with programming including 8 live FIFA World Cup matches as well as concerts and other events.

•	Video-on-Demand offering expected to launch during early 2011.

Prisa believes that the market in Spain for pay television is ripe for growth due to relatively low penetration levels (27% in Spain for 2009, compared to 49% in the UK, 42% in France and 41% in Italy according to Screen Digest). Additionally, PVR, HD and Multiroom service offerings also have relatively low penetration compared to the UK, according to publicly available information from British Sky Broadcasting (Sky):

•	PVR: Digital+ (5%, FY2009; 12% July 2010) compared to 67% at Sky (FY2009).

–	The number of Digital+ iPlus subscribers has shown significant growth, from approximately 92,000 subscribers as of December 31, 2009, to 169,000 subscribers as of March 31, 2010, 176,000 subscribers as of June 30, 2010 and 203,000 subscribers as of August 31, 2010.

•	HD Service: Digital+ (5%, FY2009; 12% July 2010) compared to 47% at Sky (FY2009).

–	The number of Digital+ HD channels has also shown some growth, from 6 channels as of December 31, 2009, to 10 channels as of March 31, 2010, and 14 channels as of June 30, 2010 and August 31, 2010.

•	MultiRoom: Digital+ (2%, FY2009; 4% July 2010) compared to 21% at Sky (FY2009).

–	number of Digital+ Multiroom subscribers has also grown, from approximately 39,000 subscribers as of December 31, 2009, to 43,000 subscribers as of March 31, 2010, 56,000 subscribers as of June 30, 2010 and 72,000 susbcribers as of August 31, 2010.

Additionally, Spain has a number of other addressable markets that Prisa believes may provide potential growth opportunities in the future. According to CMT and the GfK Group, a market research firm:

•	Out of 5.84 million ADSL subscribers in Spain, only 14% subscribe to pay television (although nearly 40% of ADSL subscribers do not have access to pay television services), as of March 31, 2010.

•	Out of 1.8 million cable subscribers, only approximately 72% subscribe to pay television, as of March 31, 2010.

•	Other pay television markets that Prisa believes show potential for growth are the direct-to-home (DTH) and pay digital terrestrial television (pay DTT) markets, with only 1.8 million and 0.19 million subscribers in Spain, respectively, as of March 31, 2010.

Free-to-air television

Sogecable began its free-to-air television business with the launch of Cuatro in November 2005.

Prisa has reached an agreement with Telecinco for the integration of their free-to-air television businesses Cuatro and Telecinco, which is yet to be completed. Prisa believes that this integration will lead to the creation of the leading free-to-air television business in Spain in terms of audience and advertising market share with significant revenue and cost synergies. Prisa’s strategic initiatives for Cuatro and Telecinco include the expansion of their current online presence with better offerings and monetization of those offerings.

In 2009, according to TNS Sofres, Cuatro reached a 24-hour audience share of 8.2% (7.0% in the first half of 2010) and a prime time audience share of 8.7% (7.6% in the first half of 2010). Two of the most important statistics to Cuatro’s advertisers are the network’s market share in the commercial target audience and the core commercial target audience, as measured by TNS Sofres. The commercial target audience consists of individuals aged 16 to 54 living in towns of 10,000 residents or more, excluding the lowest socioeconomic class. The core commercial target audience consists of individuals aged 16 to 44, living in cities of 50,000 residents or more, excluding the lowest socioeconomic class. In 2009, also according to TNS Sofres, Cuatro’s share of the commercial target audience was 10.7% (equal to Cuatro’s 2008 market share) and Cuatro’s share of the core commercial target audience improved to 12.0% (from 11.8% in 2008). According to the same source, in the first half of 2010, Cuatro’s share of the commercial target audience was 9.3% (11.5% in the first half of 2009) and Cuatro’s share of the core commercial target audience improved 10.2% (12.9% in the first half of 2009).

Media Capital

Media Capital is the leading multimedia group in Portugal. According to Marktest, Media Capital’s subsidiary, TVI, is Portugal’s leading free-to-air television channel in terms of audience. Media Capital also engages in audiovisual production and has a presence in radio, music, film and DVD distribution and internet businesses. Media Capital has been fully consolidated in Prisa since February 2007.

In 2009, TVI and audiovisual production accounted for 83.0% of Media Capital’s total revenue (83.7% for the six months ended June 30, 2010). According to Marktest, TVI is the leading free-to-air television channel in terms of audience in Portugal. Its programming includes news, Portuguese fiction and entertainment, as well as films, foreign series, soccer and programs for children and teenagers. In 2009, also according to Marktest, TVI maintained its leading position with a 24-hour audience share of 35.0% (34% for the six months ended June 30, 2010) and prime time share of 40.4% (39.6% for the six months ended June 30, 2010).

In 2008, Media Capital centralized Prisa’s audiovisual production activity, creating what Prisa believes to be one of the largest audiovisual producers in the Iberian Peninsula. This involved bringing together Media Capital of Plural Entertainment Portugal, a leading television producer in Portugal, and Plural Entertainment España, specialized in the production of content for Spain and Latin America. Also in 2008, Media Capital transferred its magazine line to Prisa’s Press segment.

Media Capital also has operations in the Radio segment, including Radio Comercial, Radio Clube Portugués, Cidade FM, Best Rock FM, M80 and Romántica FM. All of these include various music formats and are heard by over one million listeners every day according to Marktest. Also according to Marktest, Media Capital ranked second in terms of audience share in 2009 with a 23% market share. In 2009, the Radio business represented 5.0% of Media Capital’s total revenue (5.3% in the first half of 2010).

Prisa’s strategic focus for Media Capital includes:

•	Expansion of media content sales to international markets, including Brazil and Angola.

•	Streamlining production operations with a “one-stop-shop” consolidated audiovisual production facility in Lisbon.

Other

In November 2008, Prisa discontinued the operation of Localia, its local television business, as a result of the difficulties and inconsistencies presented by the regulatory framework and the saturation of digital terrestrial television licenses. Operation of Localia was also adversely affected by the international financial crisis and the reduction in advertising expenditure in the Spanish television market.

In 2008, 2009 and in the first half of 2010, Localia was classified as a discontinued operation and its figures were included as such in the financial statements of Prisa. In prior years, the income and expenses of this business line were included in Prisa’s operating results.

Localia’s financial results for the last three fiscal years are set forth below:

	Six Months Ended June 30,		Localia
	2010	2009	2009	2008	2007
	(Thousands of euros)

Revenue	9	9	122	19	27.120
Adjusted EBITDA(1)	6	181	293	(215)	(13,530)
Profit from operations	6	181	293	(215)	(15,542)
Adjusted EBITDA margin	—	—	—	—	(49.9)%
Profit from operations margin	—	—	—	—	(57.3)%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

Education

The Education segment encompasses Prisa’s publishing, educational and training activities through its publishing arm Santillana. In 2009, the Education segment represented 19.2% of Prisa’s revenue (19.0% in the first half of 2010) and 24.4% of its profit from operations (25.7% in the first half of 2010).

Santillana operates in more than 20 countries and its activities cover a wide array of products ranging from the publishing of school textbooks (by Santillana Educación) to the online training of executives and professionals (by Instituto Universitario de Postgrado-UIP), the publishing of language teaching books (by Richmond, Santillana Français, Español Santillana and Santillana United States), general publishing (under the Alfaguara, Taurus and Aguilar names, among others) and distribution (by Itaca).

In the textbook market, Santillana has a catalog of almost 14,500 titles. The publishing of textbooks generated revenue of €371.3 million in 2009 (€177.2 million in the first half of 2010) (62% of the total revenue of the Santillana business unit in 2009, and 60% of total revenue during the first half of 2010).

Prisa believes that Santillana’s commitment to quality, innovation and service has made it a leader in the activities mentioned above.

In recent years, Santillana has implemented a revised strategy to take advantage of the digital market and is currently increasing its catalogue of digital content. Santillana has also created a new educational system in which digital content is complemented by other media (text, videos, audio, etc.). Through its integrated learning systems, Santillana provides students, teachers and households with multimedia services and resources, in addition to textbooks.

In 2009, 65% of Santillana’s total Education revenue came from Latin America (€411.17 million). The largest share came from Brazil (23% of Santillana’s 2009 revenue), and the second largest share came from Mexico (10% of Santillana’s 2009 revenue). Santillana has a commercial presence in Portugal through Constância Editores and in Brazil through Editora Moderna and Editora Objetiva, which specialize in school textbooks and general texts, respectively.

In the first half of 2010, 77% of Santillana’s total revenue came from Latin America (€230.77 million). The largest share of which came from Brazil (29% of Santillana’s first half 2010 revenue), and the second largest share came from Mexico (14% of Santillana’s first half 2010 revenue).

Radio

The Radio segment encompasses Prisa’s Spanish and international radio business activities (integrated under Unión Radio) and the promotion and production of musical events. In 2009, this segment accounted for 11.8% of the Prisa’s total revenue (12.5% for the six months ended June 30, 2010) and 22.2% of its profit from operations (22.0% for the six months ended June 30, 2010). The Radio segment is divided into Radio in Spain, International Radio and other.

The revenues for the past three years for the Radio segment are set forth below (in thousands of euros, except for margins):

	Radio in Spain					International Radio
	Six Months					Six Months
	Ended					Ended
	June 30,					June 30,
	2010	2009	2009	2008	2007	2010	2009	2009	2008	2007

Revenue	129,821	129,900	254,206	295,473	307,831	53,277	39,235	92,442	94,803	88,604
Adjusted EBITDA(1)	37,814	38,791	76,055	88,107	102,813	11,450	2,730	18,789	12,240	11,262
Profit from operations	33,301	33,943	64,983	78,567	94,343	8,449	(149)	12,808	6,235	6,192
Adjusted EBITDA margin	29.1%	29.9%	29.9%	29.8%	33.4%	21.5%	7.0%	20.3%	12.9%	12.7%
Profit from operations margin	25.7%	26.1%	25.6%	26.6%	30.6%	15.9%	(0.4)%	13.9%	6.6%	7.0%

	Other(2)					Total
	Six Months					Six Months
	Ended					Ended
	June 30,					June 30,
	2010	2009	2009	2008	2007	2010	2009	2009	2008	2007

Revenue	14,372	13,513	30,518	24,984	26,320	197,470	182,648	377,166	415,260	422,755
Adjusted EBITDA	2,167	1,575	5,182	2,101	1,520	51,431	43,096	100,026	102,448	115,595
Profit from operations	1,410	1,341	4,236	1,877	1,251	43,160	35,135	82,027	86,679	101,786
Adjusted EBITDA margin	15.1%	11.7%	17.0%	8.4%	5.8%	26.0%	23.6%	26.5%	24.7%	27.3%
Profit from operations margin	9.8%	9.9%	13.9%	7.5%	4.8%	21.9%	19.2%	21.7%	20.9%	24.1%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes the activities of Gran Vía Musical and the eliminations and adjustments on consolidation.

The contribution of the Radio activities is as follows:

	Radio in Spain					International Radio
	Six Months					Six Months
	Ended					Ended
	June 30,					June 30,
	2010	2009	2009	2008	2007	2010	2009	2009	2008	2007

Revenue	65.7%	71.1%	67.4%	71.2%	72.8%	27.0%	21.5%	24.5%	22.8%	21.0%
Adjusted EBITDA	73.5%	90.0%	76.0%	86.0%	88.9%	22.3%	6.3%	18.8%	11.9%	9.7%
Profit from operations	77.2%	96.6%	79.2%	90.6%	92.7%	19.6%	(0.4)%	15.6%	7.2%	6.1%

	Other(1)
	Six Months Ended June 30,
	2010	2009	2009	2008	2007

Revenue	7.3%	7.4%	8.1%	6.0%	6.2%
Adjusted EBITDA	4.2%	3.7%	5.2%	2.1%	1.4%
Profit from operations	3.3%	3.8%	5.2%	2.2%	1.2%

(1)	“Other” includes the activities of Gran Vía Musical and the eliminations and adjustments on consolidation.

Prisa believes that Unión Radio is the largest Spanish-language radio group in the world with approximately 26 million listeners and 1,270 proprietary and affiliated broadcasting stations, distributed in ten countries: Spain, the United States, Mexico, Colombia, Costa Rica, Panama, Argentina, Chile, Guatemala and Ecuador. According to EGM in Spain, ECAR in Colombia and Ipsos in Chile, Prisa is the leader in terms of audience in those countries. In Mexico and Argentina, Unión Radio is third and fourth in audience share according to the INRA and IBOPE surveys, respectively. Based on these sources, Unión Radio’s market shares in 2009 were as follows: 53% in Spain, 47% in Chile, 39% in Colombia, 12% in Mexico and 12% in Argentina.

Unión Radio has developed a management model that encourages the development of global brands with a clear focus on content. This model reinforces business synergies, and fosters the development of new formats and standards for general-interest and music broadcasts. Prisa believes that Unión Radio’s global presence and local focus generate synergy value for Prisa. Through Gestión de Marcas Audiovisuales, S.A., or Gema, Unión Radio is also involved in merchandising activities through brand leveraging—40 mobile activities (agreements with telecom operators), 40 credit card activities (agreements with financial entities), 40 travel activities (agreements with online travel agencies) and 40 magazine activities.

Unión Radio has 30 formats: eight for talk radio and 22 for music broadcasts. Their content is also streamed through its internet-based digital supports and mobility platforms. In the digital area, Unión Radio has 41 websites in ten countries with over ten million unique users per month. Unión Radio produces content for two theme-based music television channels: 40TV and 40 Latino. As of June 30, 2010, there are approximately 1.2 million subscribers to the 40 Principales television channel.

Radio in Spain

In 2009, Radio in Spain represented 67.4% of the total revenue of the Radio segment, or €254.2 million (down 14.0% from 2008). Most of the revenue from this area is obtained from advertising. According to Infoadex, Prisa’s Radio segment has a 43.2% market share in Spain.

In the first half of 2010, Radio in Spain represented 65.7% of the total revenue of the Radio segment, or €129.8 million (comparable to the first half of 2009). The advertising market share of Prisa’s Radio segment according to Infoadex is 46.1%

In Spain, Unión Radio’s flagship general interest network is Cadena SER. Unión Radio, through its 514 proprietary and affiliated stations, also has five music networks: 40 Principales, Cadena Dial, M-80, Radiolé and Máxima FM. Cadena SER ended 2009 as Spain’s market leader with an average of 4,819,000 daily listeners from Monday to Friday, according to the final EGM survey for 2009. According to the same survey, all the Cadena SER programs maintained their leadership in their respective time slots, 24 hours a day at the end of 2009. The EGM is a survey carried out by the AIMC (the Spanish association for media research) regarding the consumption of media in Spain.

Also according to the second EGM survey for April-May 2010, Cadena SER programs, which totaled 4,688,000 listeners, renewed its leadership among the Spanish radio broadcasters in all its time slots.

40 Principales maintained its status as the leading Spanish music broadcaster, with more than 3,650,000 average daily listeners, and was second only to Cadena SER in terms of audience in Spain. In 2009, Cadena Dial ranked second among music format stations, with over 1,960,000 average daily listeners.

According to the second EGM survey for April-May 2010, 40 Principales maintained its leadership among Spanish music broadcasters, with more than 4,122,000 average daily listeners, and continued to be the second only to Cadena SER in terms of audience in Spain. According to the same survey, Cadena Dial ranked second among music format stations, with over 2,073,000 average daily listeners.

According to the final EGM survey for 2009 and the second EGM survey for 2010, the audience of Prisa’s networks was as follows (in thousands of listeners):

	2010	2009
Cadena SER, general interest	4,688	4,819
40 Principales	4,122	3,654
Dial	2,073	1,964
M80	591	550
Radiolé	452	496
Máxima FM	656	568

Total	12,582	12,051

Additionally, over 18 million songs were streamed every month from the 40 Principales and Cadena SER websites.

International Radio

International radio revenue represented 24.5% of Unión Radio’s total revenue and amounted to €92.4 million in 2009 (down 2.5% from 2008).

In the first half of 2010, international radio revenue represented 27.0% of Unión Radio’s total revenue and amounted to €53.3 million (up 35.8% from the first half of 2009).

In the United States, Prisa’s Radio segment carries on its activities through two radio stations broadcasting in Spanish—one in Southern California and one in Miami. Both of these geographical areas have large populations of native Spanish speakers.

In Mexico, Unión Radio operates through Radiópolis, which is 50% owned by Televisa and managed by Unión Radio. Radiópolis, through its 117 proprietary and affiliated stations, has four main program formats: W Radio for talk programs, Bésame, 40 Principales and Ke Buena for music programs.

The 40 Principales global format is also broadcast in Panama, Costa Rica, Chile, Argentina and Colombia.

Radio Caracol is one of the best recognized stations in Latin America and, according to the ECAR fourth survey for 2009 and the ECAR second survey for 2010, the leader in the Colombian radio market in terms of audience. Radio Caracol produces and distributes up to 10 programming lines in different music and talk radio formats.

In July 2007, Unión Radio strengthened its presence in the Americas with the purchase of Chile’s largest radio station, Iberoamericana Radio Chile, a company which has 140 proprietary broadcasting stations with eight radio formats, six of which according to Ipsos are ranked among Chile’s top ten. The transaction was conducted through the subsidiary GLR, which was already present in this country through Consorcio Radial de Chile with the 40 Principales, Radioactiva and ADN formats.

Other

The Other portion of the Radio segment includes the musical event promotion and production activity carried on through Gran Vía Musical, which in 2009 represented approximately 9.0% of total radio revenue (8.3% in the first half of 2010).

Gran Vía Musical focuses on promoting and producing musical events and tracking the progress of performing artists through Planet Events, and on musical publishing rights through Prisa subsidiaries Nova and Lirics & Music.

At the beginning of 2008, Gran Vía Musical acquired a majority shareholding in what Prisa believes is Spain’s leading performing artists’ agency, Rosa Lagarrigue Management, or RLM. RLM manages popular performers such as Alejandro Sanz, Miguel Bosé, Marlango, Revolver, Raphael, Paloma San Basilio and Alberto Iglesias.

In 2009, Planet Events participated in over 200 events (more than 100 in the first six months of 2010) attended by approximately 700,000 spectators, and is ranked among the top 50 international companies in its field by Pollstar magazine. In recent years, Planet Events has promoted the tours of Shakira, Maná, Juanes, Alejandro Fernández, Julieta Venegas, Caetano Veloso, Carlos Baute and Franco Battiato, among others, and counts David Bisbal among its bookings.

In the area of design and production of special events, Eclèctic is an event, produced by Planet Events, that combines culture with entertainment in the Arts and Sciences Center of Valencia, and the LKXA (La Caixa) tour, a festival which traveled to the major Spanish capitals with performances by La Oreja de Van Gogh, Coti and Dover.

In the publishing rights area, Nova and Lirics & Music, which already had more than 10,000 titles of the most popular Spanish music of the last few decades, formed a joint venture with Clipper’s publishing house to market their catalogues.

Prisa expects that artist management, promotion and distribution will be a focus area for continued expansion.

Press

In 2009, the Press segment represented 13.0% of Prisa’s total revenue (13.1% for the six months ended June 30, 2010) and 7.9% of profit from operations (9.2% for the six months ended June 30, 2010). The Press segment includes the leading Spanish newspaper El País, the sports newspaper AS, the financial newspaper Cinco Días and the magazine business, which includes, among other titles, Cinemanía, the Spanish version of Rolling Stone and Gentleman. Prisa also owns a minority interest in Le Monde.

The following table details the revenues from each of the activities within the Press segment (in thousands of euros, except for margins):

	El País			AS
	2009	2008	2007	2009	2008	2007

Revenue	285,095	353,662	411,904	72,574	82,660	87,498
Advertising	128,257	169,997	218,222	15,234	19,882	21,674
Circulation	123,384	131,236	126,236	51,867	56,325	57,565
Other	33,454	52,429	67,446	5,473	6,453	8,259
Adjusted EBITDA(1)	39,341	52,759	113,310	10,718	10,760	15,370
Profit from operations	19,580	39,561	100,403	9,773	10,389	14,799
Adjusted EBITDA margin	13.8%	14.9%	27.5%	14.8%	13.0%	17.6%
Profit from operations margin	6.9%	11.2%	24.4%	13.5%	12.6%	16.9%

	Cinco Días			Other(2)
	2009	2008	2007	2009	2008	2007

Revenue	15,165	19,339	20,048	42,954	48,277	52,827
Advertising	8,141	10,876	11,726
Circulation	6,570	8,054	7,663
Other	454	409	659
Adjusted EBITDA	(640)	383	880	3,179	3,029	7,170
Profit from operations	(1,282)	115	706	1,250	1,500	5,600
Adjusted EBITDA margin	(4.2)%	2.0%	4.4%	7.4%	6.3%	13.6%
Profit from operations margin	(8.5)%	0.6%	3.5%	2.9%	3.1%	10.6%

	Total
	2009	2008	2007

Revenue	415,788	503,938	572,277
Adjusted EBITDA	52,598	66,931	136,730
Profit from operations	29,321	51,565	121,508
Adjusted EBITDA margin	12.7%	13.3%	23.9%
Profit from operations margin	7.1%	10.2%	21.2%

	El País		AS
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	143,701	146,679	39,727	34,771
Advertising	67,376	66,626	12,019	7,442
Circulation	59,561	62,303	24,243	25,262
Other	16,764	17,750	3,465	2,067
Adjusted EBITDA(1)	18,915	20,608	5,218	3,347
Profit from operations	14,487	15,488	4,752	3,151
Adjusted EBITDA margin	13.2%	14.0%	13.1%	9.6%
Profit from operations margin	10.1%	10.6%	12.0%	9.1%

	Cinco Días		Other
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Revenue	8,229	8,559	14,530	22,941
Advertising	4,819	4,746
Circulation	3,121	3,512
Other	289	301
Adjusted EBITDA(1)	151	(197)	245	666
Profit from operations	35	(276)	(1,308)	(72)
Adjusted EBITDA margin	1.8%	(2.3)%	1.7%	(2.9)%
Profit from operations margin	0.4%	(3.2)%	(9.0)%	(0.3)%

	Total
	Six Months Ended June 30,
	2010	2009

Revenue	206,187	212,950
Adjusted EBITDA(1)	24,529	24,424
Profit from operations	17,966	18,291
Adjusted EBITDA margin	11.9%	11.5%
Profit from operations margin	8.7%	8.6%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

(2)	“Other” includes the regional press activities until July 2007, international press until September 2009, magazines and the eliminations and adjustments on consolidation.

The contribution of the Press activities is as follows:

	El País			AS
	2009	2008	2007	2009	2008	2007

Revenues	68.6%	70.2%	72.0%	17.5%	16.4%	15.3%
Adjusted EBITDA	74.8%	78.8%	82.9%	20.4%	16.1%	11.2%
Profit from operations	66.8%	76.7%	82.6%	33.3%	20.1%	12.2%

	Cinco Días			Other(1)
	2009	2008	2007	2009	2008	2007

Revenues	3.6%	3.8%	3.5%	10.3%	9.6%	9.2%
Adjusted EBITDA	(1.2)%	0.6%	0.6%	6.0%	4.5%	5.3%
Profit from operations	(4.4)%	0.2%	0.6%	4.3%	3.0%	4.6%

	El País		AS
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	69.7%	68.9%	19.3%	16.3%
Adjusted EBITDA	77.1%	84.4%	21.3%	13.7%
Profit from operations	80.6%	84.7%	26.4%	17.2%

	Cinco Días		Other(1)
	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2010	2009	2010	2009

Revenue	4.0%	4.0%	7.0%	10.8%
Adjusted EBITDA	0.6%	(0.8)%	1.0%	2.7%
Profit from operations	0.2%	(1.5)%	(7.3)%	(0.4)%

(1)	“Other” includes the regional press activities until July 2007, international press until September 2009, magazines and the eliminations and adjustments on consolidation.

El País

According to Oficina de Justificación de la Difusión, or OJD, El País has, for the last 30 years, been the Spanish daily newspaper with the highest circulation in Spain. El País represented 68.6% of total Press revenue in 2009 (69.7% for the six months ended June 30, 2010) and 66.8% of the segment’s profit from operations (80.6% for the six months ended June 30, 2010). In 2009, El País had an average daily circulation of 391,816 copies and an average circulation on Sundays of 631,061 copies. Also according to OJD, El País holds a 25.5% share of the circulation of the major Spanish national newspapers. According to the final EGM survey for 2009, El País has a daily readership of over two million, reaffirming Prisa’s position in general news and widening its lead over its nearest rivals. Also according to the final EGM survey for 2009, El País digital version grew by 25.4% compared with 2008.

In the first half of 2010, El País with an average daily circulation of 383,655 copies, according to OJD, renewed its leadership position among general paid press and increased the distance with its main competitor. According to the second survey of EGM for April-May 2010, El País strengthened its leadership with 2,012,000 daily readers and maintained the distance with its main competitor by around 680,000 readers. Also according to the second survey of EGM for 2010, El País’s digital version grew by 5.3% compared with the first half of 2009.

El País publishes different editions in Madrid, Barcelona, Valencia, Seville, Lugo, Las Palmas, Burgos and Palma de Mallorca, and also at eight other production facilities in Germany, Belgium, Mexico, Argentina, Brazil, Italy, London and the Dominican Republic. Internationally, El País has an agreement with The New York Times pursuant to which Prisa prepares a Spanish supplement with exclusive content for the United States newspaper. The International Herald Tribune includes in its daily paper circulated in Spain an English version insert containing the most important contents of El País.

El País instituted an online edition in 1996. In recent years, El País has gradually been supplementing its online strategy with new special initiatives. According to Omniture, El País.com had approximately 16 million unique users in 2009 (17 million in the first half of 2010), with nearly 30% of unique users from outside of Spain. In 2009, El País launched El País Plus, a service for mobile phone news alerts. El País was the first Spanish daily to launch a native application for the iPhone and to sign an agreement with Amazon to offer a Kindle edition.

In 2009, El País’s revenue was €285.1 million, of which advertising accounted for 45.0%, amounting to €128.3 million (down 24.6% from 2008). According to Infoadex, El País held a 10.3% share of the advertising market in Spain in 2009.

In the first half of 2010, El País’s revenue was €143.7 million, of which advertising accounted for 46.9%, amounting to €67.4 million (up 1.1% from the first half of 2009). The advertising market share of El País according to Infoadex is 12.8%.

Newspaper sales in 2009 accounted for 43.3% of El País revenue (down 6.0% from 2008). The price of the Monday-Saturday edition increased by €0.10 in May 2008 and by €0.10 in March 2009 to €1.20. In February 2008, El País increased the cover price of the Sunday edition by €0.20 to €2.20. In 2009, other income represented 11.7% of the total El País revenue and included mainly the revenue from promotional sales.

Newspaper sales in the first half of 2010 accounted for 41.5% of El País revenue (down 4.4% from the first half of 2009). In April 2010, El País increased its cover price for the Sunday edition by €0.30 to €2.50.

AS

The AS sports newspaper represented 17.5% of Press revenue in 2009 (19.3% for the six months ended June 30, 2010) and 33.3% of profit from operations (26.4% for the six months ended June 30, 2010). In 2009, according to OJD, AS had an average daily circulation of 215,297 copies, reinforcing its market share of 30.5%. According to the final EGM survey for 2009, the number of AS readers increased by 40,000 in 2009, to total 1,306,000 daily readers, while AS.com unique users increased by 44.2% compared with 2008.

In the first half of 2010, AS, with an average daily circulation of 204,792 copies according to OJD, reinforced its position in Madrid and Barcelona. AS revenues rose by 14.3% and its Adjusted EBITDA by 55.9%. Growth in advertising revenues was particularly strong: 61.5% as compared to the first half of 2009. According to the second survey of EGM for 2010, AS reached 1,362,000 daily readers.

AS has been able to adapt its business model to the current movement from print media to digital media and has been successful in generating online revenue. In 2009, the website accounted for 25% of AS advertising revenue. According to Omniture, AS currently has over 12 million individual users of which 18% are outside Spain.

In 2009, AS’s revenue amounted to €72.6 million (down 12.2% from 2008), of which 71.5% was obtained from circulation (down 7.9% from 2008).

In the first half of 2010, AS’s revenue amounted to €39.7 million (up 14.3% from the first half of 2009), of which 61.0% was obtained from circulation (down 4.0% from the first half of 2009).

Cinco Días

Cinco Días attained an average daily circulation of 33,300 copies in 2009 according to OJD. According to the final EGM survey for 2009, Cinco Días achieved a readership figure of 71,000 per day and CincoDías.com was the Spanish financial website with the fastest-growing number of users. Cinco Días periodically organizes Foro Cinco Días, a forum for debate and brainstorming which brings together, in the course of the year, leading representatives from the world of business and finance. In 2009, Cinco Días had revenues of €15.2 million (€8.2 million for the six months ended June 30, 2010), compared to €19.3 million in 2008 (€8.6 million for the six months ended June 30, 2010).

In the first half of 2010, Cinco Días reached an average daily circulation of 32,220 daily copies, according to OJD. According to the second survey of EGM for 2010, Cinco Días reached 66,000 daily readers.

Other—Magazine Business

Within the Press segment, the principal activity included in the “Other” segment is Prisa’s Magazine business.

Prisa carries on its Magazine business through Promotora General de Revistas S.A., or Progresa, publishing its own magazines and those of third parties. Prisa believes it is the leading publisher in terms of number of copies, with close to 30 titles in the Spanish market. Its principal titles include most notably: Cinemanía, Rolling Stone (Spain), Gentleman, La Revista 40, Claves de la Razón Práctica, Car, Europa (Air Europa) and Foreign Policy (Spain). It also publishes the El País Yearbook and the Wine Yearbook.

The revenues of the Magazine business for the past three years are below:

	Magazines
	Six Months Ended June 30,		Magazines
	2010	2009	2009	2008	2007
			(Thousands of euros)

Revenue	16,896	19,177	38,170	41,254	28,400
Adjusted EBITDA(1)	143	(550)	2,156	2,877	1,963
Profit from operations	(39)	(785)	1,121	2,175	1,516
Adjusted EBITDA margin	0.8%	(2.9)%	5.6%	7.0%	6.9%
Profit from operations margin	(0.2)%	(4.1)%	2.9%	5.3%	5.3%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See

“— Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” at the end of this section for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

In 2008, Media Capital transferred its magazine line to the Press segment. From 2008 onwards, the magazine business includes the magazines published by Prisa in Portugal, including Lux, LuxWoman, Maxmen and Vinhos de Portugal.

Other activities

In addition to the core activities discussed above, Prisa performs other activities relating to its digital platform, advertising businesses, distribution, Prisa Innova, real estate, the Dédalo printing business and corporate services.

Prisa’s digital platform, Prisacom, provides services to and supports all business segments.

GDM centralizes Prisa’s multimedia sales in the Spanish advertising market. Created in 1990 and purchased by Prisa in 2000, GDM has a wide range of formats based on radio, television and special projects, which are complemented by value-added services in the merchandising, promotional marketing, music, cinema and creativity areas. In 2009, GDM’s revenues totaled €10.6 million (€12.2 million for the six months ended June 30, 2010).

Prisa has a stake in a newspaper and magazine distributor which distributes not only Prisa’s own products but also those of third parties. In 2009, this activity generated revenue of €40.0 million (€9.3 million in the first half of 2010).

Prisa’s subsidiary, Prisa Innova, aims to offer the readers of the leading newspapers around the world some of the best printed collections in Spain (El País and La Vanguardia), Europe, France (Le Monde), Italy, Belgium, Portugal, Greece and Latin America.

Prisa has a 40% ownership interest in Dédalo, a group of companies engaged in the printing of newspapers, magazines and books. Since 2007, Dédalo has been included in Prisa as a business accounted for using the equity method.

Principal markets

In recent years, Prisa has enhanced its international presence, which has helped to diversify Prisa’s exposure to country risk. Prisa believes that its diversification and leadership position in the markets in which it operates enables Prisa to respond flexibly and efficiently to changes in the business environment.

Geographical markets

In 2009, Prisa generated 77% of its revenue in Spain and 23% of its revenue outside of Spain. Fifty-seven percent of that is attributable to the Education business and the remainder to Media Capital, radio and international press.

In the first half of 2010, revenues coming from the international area accounted for 25%. The 60% corresponded to Santillana, 25% to Media Capital and the remainder to the international radio.

The following table sets forth, by geographical market, the revenue in the last three years:

	Six Months Ended June 30,		Geographical Source of Revenue
	2010	2009	2009	2008	2007
	(Thousands of euros)

Spain	1,188,622	1,320,073	2,469,384	3,251,466	2,968,509
International	388,676	357,608	739,199	749,882	727,519
Total revenues	1,577,298	1,677,681	3,208,583	4,001,348	3,696,028
% Spain	75%	79%	77%	81%	80%
% International	25%	21%	23%	19%	20%

Pay television market in Spain

In 2009, Prisa’s pay television revenue from Digital+ amounted to €1,251.6 million, accounting for 39.0% of Prisa’s total operating income (revenues). The pay television market in Spain is currently made up of satellite, cable and internet operators. As of December 31, 2009, there were approximately 4.2 million pay television subscribers in Spain. As a result of the development of ADSL and cable, pay television reached 27% of households in 2009 (an increase over the previous year).

Digital+ leads this segment, with a 2009 market share of 43.6% based on the number of subscribers and of 69.9% based on revenue as detailed below:

Source: Spanish Telecommunication Market Commission (CMT) Annual report 2009.

Education market

Textbooks

The following table shows, by country, for the 2009 textbook sale season, the size of the market (including all children in formal education, from infant school to secondary education) and the target market of Santillana (schools where direct promotional work is carried out), all in thousands of students, and the market share of Santillana (excluding government purchases):

			Santillana
			Market Share
Country	Market Total	Target Market	(of Target Market)
Spain	6,330	6,330	21.5%
Portugal	1,408	1,325	7.5%
Mexico	27,626	2,343	14.2%
Argentina	8,763	2,082	25.3%
Chile	3,735	325	35.8%
Colombia	11,111	1,364	27.6%
Peru	7,320	877	28.4%
Dominican Republic	2,402	449	57.9%
Ecuador	3,537	719	16.4%
Costa Rica	926	97	46.3%
Panama	815	111	39.9%
Guatemala	3,416	551	21.5%
El Salvador	1,814	199	44.7%
Honduras	1,918	193	35.7%
Bolivia	2,801	199	23.1%
Paraguay	1,581	198	23.3%
Puerto Rico	715	147	21.5%
Uruguay	463	65	35.6%
Venezuela	6,861	1,296	31.3%
Brazil	49,795	5,476	14.3%

TOTAL	143,337	24,346

Source: Prisa internal estimates, excluding USA

Based on its internal estimates, Prisa believes that Santillana is the leader in the textbook market in all the countries in which it operates, except for Chile (where the Ministry of Education leads the market) and Portugal (where it is third behind the Porto and Leya Groups).

Santillana competes with local companies or groups, on the one hand, and with a small number of publishing groups, on the other hand (SM, Macmillan, Anaya, Norma and Pearson, for example).

Prisa estimates that in Spain the market share of Santillana is 21.5%, while Anaya has 16.5% and SM has 14.8%.

In Brazil, Santillana has had a presence since 2001 through Editora Moderna. Since 2001 its market share has increased significantly in both the private-sector and the public-sector market. Prisa estimates its market shares in the Brazilian public sector primary and secondary education markets are currently 20.1% and 26.6%, respectively.

General interest books

Santillana has a catalogue of almost 12,300 titles in the general publication area and generated revenue of €148.9 million in 2009 (25% of the total revenue of the business unit).

In Spain, Santillana, Planeta and Random House (Bertelsmann) lead the market. In Brazil, the market is led by local groups such as Record, Ediouro and Companhia das Letras. In addition, the Brazilian market is undergoing substantial consolidation.

Language teaching books

Santillana produces materials for the teaching of English, French and Spanish, with a catalogue of almost 3,700 titles and revenue of €68.6 million in 2009 (11% of the total revenue of the business unit).

In the school language teaching market, Prisa believes that its Richmond subsidiary is the overall leader in Latin America and in most Latin American local markets.

Prisa estimates that, in Spain, Santillana is ranked third overall in terms of market share, but Prisa believes it is the leader in the teaching of French as a foreign language, with a market share of 39.8%. Santillana’s market share is 9.2% in English teaching. The major competitors in this market are large international groups such as Oxford, Macmillan and Burlington.

The market for the teaching of Spanish as a foreign language is highly fragmented, with eight publishers accounting for most of the business at the international level: Santillana, SM, Anaya (Lagardére) and other companies specializing in languages (Edelsa (Lagardére), Difusión (Klett, Germany), Edinumen, SGEL (Lagardére) and Enclave). In addition to the international publishing houses, in markets such as the United States, Brazil and France, there is significant competition from local companies.

Advertising market

The following table sets forth advertising expenditures in Spain, by segment, for 2009, 2008 and 2007 (in thousands of euros), together with the year-over-year percentage changes:

	Advertising Expenditure in Spain			Annual Change
				Change	Change
	2009	2008	2007	09/08	08/07

Press	1,243,000	1,611,800	2,027,900	(22.9)%	(20.5)%
Magazines	401,900	617,300	721,800	(34.9)%	(14.5)%
Television	2,368,200	3,082,400	3,468,600	(23.2)%	(11.1)%
Radio	537,300	641,900	678,100	(16.3)%	(5.3)%
Cinema	15,400	21,000	38,400	(26.7)%	(45.3)%
Outside	401,400	518,300	568,000	(22.6)%	(8.8)%
Internet	654,100	610,000	482,400	7.2%	26.5%

Total	5,621,300	7,102,700	7,985,200	(20.9)%	(11.1)%

Source: Infoadex

In 2009, Prisa earned advertising revenue in Spain amounting to €656.8 million, representing a market share of 11.7% (10.0% in press, 43.2% in radio, 10.5% in television and 6.1% in internet).

In June 2010, the Spanish advertising market increased by 3.5% year-over-year to €2,680.6 million, according to Infoadex. The TV advertising market increased by 7.4% to €1,311.3 million, the press advertising market decreased by 2.1% to €558.2 million, the radio advertising market increased by 0.7% to €261.2 million and the internet advertising market increased by 13.5% to €152.2 million.

In June, 2010, Prisa earned advertising revenue in Spain amounting to €494.3 million, representing a market share of 18.4% (11.9% in press, 46.1% in radio, 12.5% in television and 8.5% in internet).

The following table sets forth advertising expenditures in Portugal, by segment, for 2009, 2008 and 2007 (in thousands of euros), together with the year-over-year percentage changes:

	Advertising Expenditure in Portugal			Annual Change
				Change	Change
	2009	2008	2007	09/08	08/07

Press	50,816	65,995	67,000	(23.0)%	(1.5)%
Magazines	114,228	142,785	150,300	(20.0)%	(5.0)%
Television	465,677	529,178	532,600	(12.0)%	(0.6)%
Radio	45,556	46,965	50,500	(3.0)%	(7.0)%
Cinema	4,023	5,225	5,500	(23.0)%	(5.0)%
Outside	104,544	118,800	120,000	(12.0)%	(1.0)%
Internet	21,373	19,430	12,950	10.0%	50.0%

Total	806,217	928,378	938,850	(13.2)%	(1.1)%

Source: Zenith Optimedia, December 2009

In Portugal, Prisa’s advertising revenue is obtained mainly from TVI, which in 2009 had a market share of approximately 49.0% according to TVI, SIC and RTP annual reports.

The following table sets forth advertising expenditures in Latin America, by segment, for 2009, 2008 and 2007 (in thousands of euros), together with the year-over-year percentage changes:

	Advertising Expenditure in Latin America			Annual Change
				Change	Change
	2009	2008	2007	09/08	08/07

Press	3,373,519	3,667,134	3,073,161	(8.0)%	19.3%
Magazines	1,281,092	1,400,841	1,169,078	(8.5)%	19.8%
Television	11,288,713	12,177,996	10,431,357	(7.3)%	16.7%
Radio	1,609,506	1,688,858	1,209,836	(4.7)%	39.6%
Cinema	106,700	107,919	48,910	(1.1)%	120.6%
Outside	843,899	829,713	728,211	1.7%	13.9%
Internet	478,764	402,242	268,324	19.0%	49.9%

	18,982,193	20,274,703	16,928,877	(6.4)%	19.8%

Source: Zenith Optimedia, December 2009.

In Latin America, Prisa’s advertising revenue is obtained from its radio business. In 2009, the advertising revenue generated by Prisa in Latin America amounted to €82.6 million (€51.5 million for the six months ended June 30, 2010).

Newspaper sales market

The following tables sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the general press segment for 2009, 2008 and 2007 and for the first half of 2010 and 2009:

	Circulation of National Newspapers
	Number of Daily Copies			Market Share (%)
	2009	2008	2007	2009	2008	2007

El País	391,816	431,034	435,083	25.5%	27.2%	28.2%
Mundo	300,174	323,378	336,286	19.5%	20.4%	21.8%
ABC	256,650	251,642	228,158	16.7%	15.9%	14.8%
La Razón	123,988	154,184	153,024	8.1%	9.7%	9.9%
La Vanguardia	200,332	201,858	213,413	13.0%	12.8%	13.9%
El Periódico(1)	141,859	152,116	174,649	9.2%	9.6%	11.3%
Público	74,116	68,454	—	4.8%	4.3%	—
La Gaceta(2)	48,301	—	—	3.1%	—	—
Total	1,537,236	1,582,666	1,540,613	100.0%	100.0%	100.0%

	Circulation of National Newspapers
	Number of Daily Copies		Market Share (%)
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

El País	383,655	400,434	25.1%	28.7%
Mundo	298,241	313,191	19.5%	22.5%
ABC	256,733	267,359	16.8%	19.2%
La Razón	125,290	135,674	8.2%	9.7%
La Vanguardia	198,367	203,942	13.0%	14.6%
El Periódico(1)	135,110	—	8.8%	—
Público	91,331	73,003	6.0%	5.2%
La Gaceta(2)	41,134	—	2.7%	—
Total	1,529,861	1,393,603	100.0%	100.0%

Source: OJD

(1)	In July 2009, El Periódico de Catalunya and El Periódico de Aragón merged into El Periódico.

(2)	In October 2009, La Gaceta de los Negocios was reclassified from the financial press segment and included in the general news segment.

The following tables sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the sports press segment for 2009, 2008 and 2007 and for the first half of 2010 and 2009:

	Circulation of Sports Newspapers
	Number of Daily Copies			Market Share (%)
	2009	2008	2007	2009	2008	2007

Marca	284,273	296,353	315,278	40.3%	41.1%	42.0%
As	215,297	230,492	233,529	30.5%	31.9%	31.1%
Sport	103,250	95,572	101,633	14.6%	13.2%	13.6%
Mundo Deportivo	102,791	99,170	99,368	14.6%	13.7%	13.3%
Total	705,611	721,587	749,808	100.0%	100.0%	100.0%

	Circulation of National Newspapers
	Number of Daily Copies		Market Share (%)
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Marca	268,221	278,264	39.9%	40.3%
As	204,792	212,702	30.5%	30.8%
Sport	98,847	98,800	14.7%	14.3%
Mundo Deportivo	99,944	101,193	14.9%	14.6%
Total	671,804	690,959	100.0%	100.0%

Source: OJD

The following tables sets forth the average daily circulation in Spain, as well as the market share of the principal Spanish newspapers in the financial press segment for 2009, 2008 and 2007 and for the first half of 2010 and 2009:

	Circulation of Financial Newspapers
	Number of Daily Copies			Market Share (%)
	2009	2008	2007	2009	2008	2007

Expansión	44,100	51,292	50,127	42.6%	32.9%	32.7%
Cinco Días	33,300	40,077	40,552	32.2%	25.7%	26.5%
El Economista	26,152	29,320	25,110	25.3%	18.8%	16.4%
La Gaceta(1)	—	35,083	37,375	—	22.5%	24.4%
Total	103,552	155,772	153,164	100.0%	100.0%	100.0%

	Circulation of National Newspapers
	Number of Daily Copies		Market Share (%)
	Six Months Ended June 30,		Six Months Ended June 30,
	2010	2009	2010	2009

Expansión	41,202	46,303	40.9%	41.6%
Cinco Días	32,220	35,086	32.0%	31.5%
El Economista	27,351	30,026	27.1%	26.9%
Total	100,773	111,415	100.0%	100.0%

Source: OJD

(1)	In October 2009, La Gaceta de los Negocios was reclassified from the financial press segment and included in the general news segment.

As of December 31, 2009, the combined market share of El País, AS and Cinco Días was 27% of the newspaper market in Spain.

The percentage change in the circulation of press in Spain from 2008 to 2009, based on a December 2009 report published in the “Observatorio de la prensa” of Deloitte and AEDE, is as follows:

•	General press: -6.25%.

•	Sports press: -2.18%.

•	Financial press (paid): -13.96%.

•	Total press: -5.94%.

The percentage change in the circulation of press in Spain from 2009 to 2010 based on a May 2010 report published in the “Observatorio de la prensa” of Deloitte and AEDE, is as follows:

•	General press: -3.97%.

•	Sports press: -2.40%

•	Financial press (paid): -12.64%

•	Total press: -4.90%

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Years Ended December 31, 2009, 2008 and 2007

	Audiovisual			Education
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	343,054	381,838	398,291	152,115	134,348	119,920
Asset depreciation expense	(124,995)	(129,275)	(165,625)	(40,964)	(36,026)	(33,945)
Changes in operating allowances	(18,030)	(21,742)	(13,068)	(17,087)	(19,237)	(9,868)
Impairment of assets	4,723	676	650	(4,059)	(2,077)	(1,051)
Goodwill deterioration	0	(4,751)	(1,056)	0	0	0

Profit from operations	204,752	226,745	219,193	90,004	77,008	75,056

	Radio			Press
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	100,026	102,448	115,595	52,598	66,931	136,730
Asset depreciation expense	(13,966)	(12,986)	(11,117)	(10,775)	(14,245)	(14,215)
Changes in operating allowances	(4,033)	(2,783)	(2,473)	(12,503)	(1,120)	(1,008)
Impairment of assets	0	0	(219)	0	0	0
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	82,027	86,679	101,786	29,321	51,565	121,508

	Other			Total Prisa
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	(24,042)	262,779	9,087	623,751	948,344	779,623
Asset depreciation expense	(5,959)	(6,402)	(6,538)	(196,658)	(198,936)	(231,438)
Changes in operating allowances	(3,893)	(256)	(142)	(55,547)	(45,139)	(26,558)
Impairment of assets	(0)	75	(19)	663	(1,326)	(640)
Goodwill deterioration	(3,228)	0	0	(3,228)	(4,751)	(1,056)

Profit from operations	(37,122)	256,194	2,388	368,982	698,191	519,931

Businesses in the Audiovisual segment

	Sogecable			Media Capital
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	290,277	320,832	336,608	52,484	61,221	75,216
Asset depreciation expense	(109,101)	(113,543)	(147,771)	(15,894)	(15,732)	(15,616)
Changes in operating allowances	(15,511)	(20,654)	(12,555)	(2,519)	(1,088)	(702)
Impairment of assets	1,356	676	611	3,367	0	0
Goodwill deterioration	0	0	0	0	(4,751)	(1,056)

Profit from operations	167,021	187,311	176,893	37,438	39,649	57,842

	Other
	2009	2008	2007
	(Thousands of euros)

Adjusted EBITDA	293	(215)	(13,533)
Asset depreciation expense	0	0	(2,236)
Changes in operating allowances	0	0	189
Impairment of assets	0	0	39
Goodwill deterioration	0	0	0

Profit from operations	293	(215)	(15,542)

Businesses in the Radio segment

	Radio in Spain			International Radio
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	76,055	88,107	102,813	18,789	12,240	11,262
Asset depreciation expense	(8,205)	(7,997)	(6,900)	(4,877)	(4,763)	(4,044)
Changes in operating allowances	(2,867)	(1,542)	(1,570)	(1,103)	(1,241)	(903)
Impairment of assets	0	0	0	(0)	(0)	(122)
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	64,983	78,567	94,343	12,808	6,235	6,192

	Other
	2009	2008	2007
	(Thousands of euros)

Adjusted EBITDA	5,182	2,101	1,520
Asset depreciation expense	(882)	(224)	(172)
Changes in operating allowances	(64)	(0)	0
Impairment of assets	0	0	(97)
Goodwill deterioration	0	0	0

Profit from operations	4,236	1,877	1,251

Businesses in the Press segment

	El País			AS
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	39,341	52,759	113,310	10,718	10,760	15,370
Asset depreciation expense	(9,207)	(12,850)	(12,591)	(280)	(319)	(464)
Changes in operating allowances	(10,554)	(349)	(315)	(664)	(51)	(107)
Impairment of assets	0	0	0	0	0	0
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	19,580	39,561	100,403	9,773	10,389	14,799

	Cinco Días			Other (Including Magazines
	2009	2008	2007	2009	2008	2007
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	(640)	383	880	3,179	3,029	7,170
Asset depreciation expense	(120)	(133)	(138)	(1,167)	(943)	(1,021)
Changes in operating allowances	(522)	(135)	(36)	(762)	(585)	(550)
Impairment of assets	0	0	0	0	0	0
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	(1,282)	115	706	1,250	1,500	5,600

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations for Six Months Ended June 30, 2010, 2009 and 2008

	Audiovisual			Education
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	139,662	164,562	168,990	73,223	65,235	51,106
Asset depreciation expense	(50,738)	(60,777)	(66,205)	(18,357)	(16,030)	(16,629)
Changes in operating allowances	(5,642)	(8,694)	(10,238)	(2,433)	(8,917)	(5,998)
Impairment of assets	(162)	(162)	857	(2,097)	(3,172)	(2,108)
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	83,120	94,930	93,405	50,336	37,117	26,372

	Radio			Press
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	51,431	43,096	57,081	24,529	24,424	52,911
Asset depreciation expense	(7,219)	(6,935)	(6,394)	(4,619)	(5,857)	(6,924)
Changes in operating allowances	(1,052)	(1,026)	(1,300)	(593)	(276)	(300)
Impairment of assets	0	0	16	0	0	0
Goodwill deterioration	0	0	0	(1,351)	0	0

Profit from operations	43,160	35,135	49,403	17,966	18,291	45,687

	Other			Total Prisa
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	3,642	1,412	75,586	292,487	298,729	405,674
Asset depreciation expense	(2,185)	(3,027)	(2,925)	(83,118)	(92,626)	(99,077)
Changes in operating allowances	(175)	(1,336)	(165)	(9,895)	(20,249)	(18,001)
Impairment of assets	0	0	(1)	(2,259)	(3,334)	(1,236)
Goodwill deterioration	174	0	0	(1,177)	0	0

Profit from operations	1,455	(2,952)	72,493	196,037	182,521	287,360

Businesses in the Audiovisual segment

	Sogecable			Media Capital
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	118,785	140,125	147,397	20,871	24,256	29,780
Asset depreciation expense	(44,775)	(54,715)	(57,387)	(5,963)	(6,062)	(7,735)
Changes in operating allowances	(5,413)	(8,396)	(9,726)	(229)	(298)	(153)
Impairment of assets	(162)	(162)	838	0	0	0
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	68,435	76,852	81,122	14,679	17,897	21,893

	Other
	Six Months Ended June 30,
	2010	2009	2008
	(Thousands of euros)

Adjusted EBITDA	6	181	(8,187)
Asset depreciation expense	0	0	(1,083)
Changes in operating allowances	0	0	(359)
Impairment of assets	0	0	19
Goodwill deterioration	0	0	0

Profit from operations	6	181	(9,610)

Businesses in the Radio segment

	Radio in Spain			International Radio
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	37,814	38,791	53,047	11,450	2,730	2,949
Asset depreciation expense	(4,066)	(4,098)	(3,951)	(2,402)	(2,471)	(2,342)
Changes in operating allowances	(448)	(751)	(755)	(600)	(408)	(545)
Impairment of assets	0	0	0	0	0	16
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	33,301	33,943	48,341	8,449	(149)	79

	Other
	Six Months Ended June 30,
	2010	2009	2008
	(Thousands of euros)

Adjusted EBITDA	2,167	1,575	1,085
Asset depreciation expense	(751)	(366)	(101)
Changes in operating allowances	(4)	133	0
Impairment of assets	0	0	0
Goodwill deterioration	0	0	0

Profit from operations	1,410	1,341	983

Businesses in the Press segment

	El País			AS
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	18,915	20,608	42,876	5,218	3,347	6,818
Asset depreciation expense	(4,190)	(5,001)	(6,308)	(186)	(146)	(167)
Changes in operating allowances	(238)	(119)	(89)	(280)	(50)	(50)
Impairment of assets	0	0	0	0	0	0
Goodwill deterioration	0	0	0	0	0	0

Profit from operations	14,487	15,488	36,480	4,752	3,151	6,601

	Cinco Días			Other (Including Magazines
	Six Months Ended June 30,			Six Months Ended June 30,
	2010	2009	2008	2010	2009	2008
	(Thousands of euros)			(Thousands of euros)

Adjusted EBITDA	151	(197)	1,064	245	666	2,153
Asset depreciation expense	(104)	(62)	(67)	(139)	(648)	(382)
Changes in operating allowances	(12)	(17)	(18)	(63)	(90)	(143)
Impairment of assets	0	0	0	0	0	0
Goodwill deterioration	0	0	0	(1,351)	0	0

Profit from operations	35	(276)	980	(1,308)	(72)	1,626

REGULATION

Prisa’s television, education, radio and press businesses, activities and investments are subject to various statutes, rules, regulations, policies and procedures in Spain, Portugal and the other countries in which Prisa conducts business. The material Spanish and Portuguese statutes, rules, regulations, policies, procedures and authorizations to which Prisa’s business, activities and investments are subject are summarized below. These summaries do not purport to be complete and should be read together with the full texts of the relevant statutes, rules, regulations, policies procedures and authorizations described therein. In addition, these laws and regulations are subject to change and, in some cases, new interpretation, any of which could materially change the discussion below.

Legal Regime Governing Television Services in Spain

Terrestrial Television Regulation

Concessions and Licenses

According to past legislation, in order to provide terrestrial, over-the-air television, a service provider was required to obtain a concession under Private Television Law 10/1988, of 3 May (referred to in this proxy statement/prospectus as the Private Television Law). Sogecable is the holder of an administrative concession granted by a Resolution of the Cabinet on August 25, 1989. The related concession agreement was amended by a Cabinet resolution on July, 19 2005, extending the number of hours Sogecable may provide free-to-air broadcasting to 24.

The concession held by Sogecable (which was also awarded to two other concession holders) was originally for a term of ten years, renewable for equal successive periods at the request of Sogecable. The first renewal was granted by a Council of Ministers’ resolution of March 10, 2000. Sogecable’s concession period expired on April 3, 2010 and was renewed for an additional ten-year period pursuant to the Private Television Law by a Council of Ministers’ resolution of March 26, 2010.

Sogecable, like other firms in the Spanish broadcast media industry, has migrated from analog technology to digital broadcast technology. This migration process started with the enactment of Additional Provision 44 of Law 66/1997 of 30 December, on Tax-Administrative and Social Measures, which established the bases for the migration, subsequently specified in a migration schedule, setting forth certain milestones. As part of the migration process, Sogecable was entitled to broadcast simultaneously with analog and digital technology for the period in which such renewal is made. Later in 2005, the Counsel of Ministers by a resolution on November 5, increased Sogecable’s concession with two additional digital channels pursuant to the provisions of Royal Decree 944/2005 of 29 July, which approved the Technical National Plan for Digital Terrestrial Television. The concession for the use of the two additional digital channels was temporarily renewed on June 1, 2010 (after its transformation into a license), pending a resolution by the Council of Ministers, as provided in Royal Decree 944/2005 of 29 July, that provides for the possibility that Sogecable will receive a full multi-channel as explained below.

The migration process from analog to digital technology was required to be completed prior to April 3, 2010, when the “analog blackout” occurred and all broadcasting using analog technology ceased and was completed on April 1, 2010. In connection with the analog blackout, Sogecable is expected to receive a full digital multi-channel (4 television channels), which is expected to operate under the same license as that referred to above. Royal Decree 365/2010 of 3 April regulates the terms of the transition to the full multiplex utilization by the operators. In July 2010, Prisa received the four-channel capacity in two different multi-channels that will be shared with another operator. In 2015, the operators are scheduled to each migrate to their own single multi-channel.

On April 1, 2010, Law 7/2010, General Audiovisual Communication Law, of 31 March, or the GAC Law, was published in the Spanish Official Gazette. The new law became effective on May 1, 2010. The GAC Law regulates public and private television and radio services in Spain, establishing a common framework currently applicable to all television and radio services regardless of the form of transmission and technology used (terrestrial broadcast, cable, satellite, etc.). The GAC Law replaces the existing legislation on television, radio and contents regulations, including, among others, the Private Television Law, Law 66/1997 of 30 December, Law 7/2009 of 7 July, Law 37/1995 of 12 December. Law 25/1994 of 12 July, Law 21/1997 of 3 July and Law 31/1987 of 18 December.

According to the GAC Law, terrestrial broadcasting services are subject to obtaining a license but not an administrative concession. Sogecable’s current concession has been transformed into a license to provide over-the-air television broadcasting services. The administrative body issued an express resolution approving the transformation on June 8, 2010 and registered the new license with the new National Registry of audiovisual communication services providers (created by GAC Law). The term of the new license granted to Sogecable is for 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is in compliance with the terms and conditions at renewal.

Law 8/2009 of 28 August, related to the funding of Corporación de Radio y Televisión Española (RTVE), establishes certain public service obligations, in addition to those contained in Law 17/2006 of 5 June and prohibits RTVE from obtaining income from advertising or teleshopping activities, in any of their various forms, including sponsorship and media trading of products and programs. Therefore, beginning January 1, 2010, RTVE and its companies that provide public television service may not broadcast any advertising or teleshopping. Additionally, according to Law 8/2009, national television service providers (including over-the-air and satellite television) must contribute to the financing of RTVE by means of an annual contribution ranging from 1.5% through 3% of their global revenues.

Restrictions on Ownership

The provisions included in the Private Television Law concerning limitations on the ownership of a significant interest (a direct or indirect interest of 5% or more of the capital or voting rights associated with the company’s shares) in various television services providers, have been changed by the new GAC Law. Pursuant to the GAC Law, individuals or legal entities are authorized to hold shares or voting rights simultaneously in different television services providers. However, certain limitations apply to national television services providers:

(i) No individual or legal entity is allowed to acquire a significant interest in more than one national television services provider, unless the average audience of all the channels of the national television services providers involved, taken as a whole, do not exceed 27% of the total audience in the twelve consecutive months prior to the acquisition;

(ii) An individual or legal entity may not acquire a significant interest or voting rights in more than one national television service provider if doing so would entail the accumulation of the rights of use of the radio-electrical spectrum which, as a whole, exceeded the technical capacity corresponding to two multiple channels.

(iii) Neither an individual or legal entity that is a national television services provider, nor an individual or legal entity that holds a stake in a national television services provider, may, in turn, acquire a significant interest or voting rights in another national television services provider if doing so would reduce the number of national private television services providers to less than three.

In addition, the GAC Law contains a limitation regarding the use of the radio electric spectrum public domain by an individual or legal entity who owns a significant interest or voting rights in more than one regional television service provider.

Pursuant the GAC Law, a significant interest means direct or indirect interest of at least 5% of the capital, or 30% of the voting rights, or less if such lower percentage would entitle the holder to appoint more than half of the members of the Board of Directors of the provider in the 24 months following the acquisition.

Shares or other securities are considered to be held or acquired by the same individual or legal entity when they are held or acquired by companies belonging to the same group, or held or acquired by other persons acting on their own behalf but for the account of the individual or legal entity, in a concerted manner or forming part of a decision-making unit with such individual or legal entity.

Holders of significant interests in an audiovisual communication services provider, such as television services providers, must be registered with the National Registry of audiovisual communication services providers.

With regards to foreign investment, pursuant to the GAC Law, individuals or legal entities who are nationals of a country that is not a member of the European Economic Area, or the EEA, may only own equity interest in a terrestrial television broadcasting services provider (licensee) in compliance with the reciprocity principle. Under the reciprocity principle, individuals or legal persons who are nationals of a country that is not a member of the EEA may only possess such percentage of equity interest relating to a Spanish terrestrial television broadcasting licensee which is less than or equal to the percentage interest a Spanish person could possess in a terrestrial television broadcasting licensee in such non-EEA country.

The new GAC Law also includes a maximum ownership limitation–direct and indirect–for a non-EEA individual of 25% equity interest and a non-EEA group limitation of 49.99% equity interest as relates to terrestrial television broadcasting licensees.

Requirements applicable on transfer of shares

Under past legislation, any individual or legal entity that wished to directly or indirectly: (i) acquire a significant interest in the share capital of a private television concession holder company; or (ii) increase their interest so that their percentage of the capital or voting rights reaches or exceeds 5%, 10%, 15%, 20%, 25%, 30%, 35%, 40% or 45% must first inform the Ministry of Industry, Tourism and Trade, which had three months in which to reject or accept the proposed acquisition. New GAC Law substitutes the foregoing requirement concerning prior administrative approval for a post-acquisition notification in the case of significant interests.

Penalty Regime

The penalty regime applicable to the provision of terrestrial television broadcasting services is contained in Articles 59 and subsequent of the GAC Law. The penalties are graded according to their seriousness and the applicable penalties are established in each case. Specifically, the penalties range from a fine of up to €50,000 for the most minor infringements to fines of up to €1 million and the termination of the license for most serious infringements.

Satellite Television Regulation

The provision of satellite television services was governed by currently repealed Law 37/1995 of 12 December on Satellite Communications, and by the “Technical Regulations of Satellite Broadcast Services” approved by Royal Decree 136/1997 of 31 January, which substantially deregulated the service. As a result of this deregulation, the provision of satellite television services merely required an authorization as opposed to a concession. There were no restrictions on the number of operators or limitations on ownership interests held by the same person in the capital or voting rights of more than one company providing such services. No authorization was required for the transfer of shares in companies authorized to provide satellite television services. Both Canal Satélite and DTS, each a subsidiary of Prisa, have the necessary authorizations received by Spanish Telecommunication Market Commission (CMT) to provide satellite television services, which were renewed for five years by the Telecommunications Market Commission in February 2008.

The new GAC Law, which repealed Law 37/1995 on Satellite Communications, is also applicable to television and radio services provided by means of satellite technology. According to the GAC Law, the provision of audiovisual communication services–including satellite services (except for terrestrial television and radio broadcasting services) – only requires a prior notice to the audiovisual authority. The previous authorizations held by Canal Satélite and DTS, both currently integrated into DTS, to provide satellite television and radio services will be substituted by means of the registry of DTS with the National Registry of audiovisual communication services providers.

The GAC Law does not contain any restriction on foreign ownership by non EEA persons or legal entities regarding satellite television and radio services. There is no express reference in the GAC Law to ownership of more than one satellite television service. However, it is unclear whether the limitation on holding a significant interest in more than one television services provider, unless the average audience of all the channels of the national television services providers does not exceed 27% of the total audience in the 12 consecutive months prior to the acquisition (please see “—Legal Regime Governing Television Services in Spain—Terrestrial Television Regulation—Restrictions on Ownership”), above is applicable to satellite television providers.

Television Content Regulation

GAC Law contains current legislation on both television and radio content. GAC Law, repeals the provisions of Law 25/1994 of 12 July on the exercise of television broadcasting activities regulate programming and content provided by Spanish television providers. GAC Law incorporates into Spanish law Directive 2007/65/EC of 11 December. The new GAC Law simplifies and moderates the prevailing rules on advertising and eliminates certain advertising broadcasting limits, in particular with respect to the time that separates successive commercial breaks. The new GAC Law also opens up the possibility of product placement in television programming.

Under the GAC Law, national and regional television services providers must set aside 51% of their annual broadcast time for European works, and 50% of that time must be dedicated to broadcasting European works originally recorded in any of the official Spanish languages. Furthermore, at least 10% of the 51% reserved for broadcasting European works must be devoted to broadcasting European works from independent producers, and a half of this 10% must have been produced in the last five years.

With regard to funding obligations, according to the GAC Law, national or regional television service providers are obliged to earmark, as a yearly minimum, 5% of the total revenues earned in the prior year to fund European production of movies and films and series for television, and also documentaries and animation films and series. At least 60% of this funding must be earmarked for movies and at least 40% for films, short films and series for television. In any case, 60% of this funding must be earmarked for productions whose original language is any of the official languages in Spain.

GAC Law also establishes certain restrictions and limitations regarding advertising, sponsorship and product placement and includes provisions related to programming publication and electronic programming guides. GAC Law also contains certain provisions concerning minors and disabled people; in this sense, GAC Law prohibits the free-to-air broadcasting of pornographic and violent contents, and any other contents that may affect physical, moral or mental development of minors must only be broadcasted from 10 p.m. to 6 a.m. Similar restrictions are applicable on games of chance and esoteric programming.

Sports Content Regulations

The broadcasting of sporting events is governed by the GAC Law. The audiovisual authority is required to approve a biannual list of sports competitions and events of general interest that must be broadcasted free-to-air. GCA attempts to guarantee the rights of the consumers access to such broadcasts.

Except for those sports competitions and events of general interest that must be broadcast free to air, audiovisual communication providers, such as television services providers, may purchase exclusive rights to content and broadcast them free-to-air or encrypted. The right to broadcast soccer competitions may be purchased on an exclusive basis provided that the term of the agreement does not exceed four years. Agreements in place before the new GAC Law must terminate once the four-year period has elapsed.

Pay digital terrestrial television (DTT) services and transfer of the licenses

Under the new GAC Law, pay DTT broadcasting is permitted provided that the radio electric spectrum used by pay DTT channels does not exceed 50% of the total spectrum assigned to the television provider.

Additionally, the GAC Law permits terrestrial television services providers to transfer or lease their licenses under certain conditions and with the prior approval of the audiovisual authority.

Legal Regime Governing Radio Services in Spain

Concessions and Licenses

Under prior legislation, the provision of radio broadcasting services by individuals required obtaining an administrative concession. Concessions were awarded for a term of ten years and could be extended for successive ten-year periods. Extensions were usually obtained automatically except in certain cases provided for in the law.

With the new GAC Law, which repeals all past laws and regulations on radio broadcasting services, radio broadcasting services are subject to the obtaining of a license, but not an administrative concession. Under the new law, Unión Radio’s concessions have been transformed into licenses to provide radio broadcasting services. The term of the new licenses is 15 years from the transformation date, automatically renewable for additional 15-year periods provided that the licensee is then in compliance with the terms and conditions at renewal.

According to the GAC Law, the Spanish government must approve, no later than 18 months after the law is effective, the technical plan of integral digitalization of terrestrial radio broadcasting services in order to improve the migration to digital technology.

For a discussion of satellite radio broadcasting services provided by Canal Satélite and DTS, please see “Spanish Satellite Television Regulation.”

Restrictions on the Control of Radio Broadcasting Stations

Pursuant to the GAC Law, no individual or legal entity may, under any circumstance, control directly or indirectly more than 50% of the terrestrial radio broadcasting service licenses in a given coverage area. In any event, no individual or legal entity may control more than five licenses in the same area of coverage. In areas, within the same autonomous community, in which there is only one license, no individual or legal entity may control more than 40% of such licenses.

No individual or legal entity may control directly or indirectly more than one third of all the terrestrial radio broadcasting service licenses with total or partial coverage in Spain as a whole. In order to limit the number of licenses over which control may be held simultaneously, in calculating these limits, radio broadcasting stations managed directly by public entities are not counted. The limits are applied separately to the digital broadcasting licenses and to the analog broadcasting licenses. For purposes of these limits, “control” has the meaning established in Article 42 of the Commerce Code.

Restrictions on Ownership, Transfer of Shares and Transfer of Licenses

Pursuant to prior legislation, radio broadcasting concessions could be obtained directly through awards in the auction processes that are arranged for such purposes, or by purchasing them directly from the holder, subject to administrative approval. Any change in the ownership of the shares of the entity that the radio concessions must be authorized by the relevant authority.

Under the new GAC Law, radio broadcasting licenses can be transferred or leased under certain conditions and with the prior authorization of the audiovisual authority. Also, there are no restrictions on transferring shares or participation units of licensees. Holders of significant interests in an audiovisual communication services provider, such as radio broadcasters, must be registered with the National Registry of Audiovisual Communication Services providers. See “—Legal Regime Governing Television Services in Spain—Terrestrial Television Regulation—Restrictions on Ownership.”

According to prior legislation, individuals or legal persons who were residents or nationals of a country that was not a member of the European Union could only own equity interest in a radio concession holder in excess of 25% of its capital stock in application of the reciprocity principle. The new GAC Law eliminates the 25% “free” threshold for terrestrial radio broadcasting licenses and requires compliance with the reciprocity principle for individuals or legal persons who are residents or nationals of a country that is not a member of the EEA. GAC Law also includes a maximum ownership limitation–direct and indirect–for a non-EEA individual of 25% equity interest and a non-EEA group limitation of 49.99% equity interest as relates to terrestrial radio broadcasting licensees.

Legal Regime Governing Publishing Business in Spain

Publishing

Prisa’s publishing business in Spain is principally carried out through its subsidiary, Santillana, which is subject to both Law 10/2007 of 22 June, or the Book Law, regarding reading, books and libraries, as well as the provisions on textbooks contained in the applicable rules on education both under Organic Law 2/2006 of 3 May governing education and autonomous government rules on the matter.

Fixed Retail Price System

The Book Law provides a system of fixed retail prices for books published, imported or re-imported. The retail price may fluctuate between 95% and 100% of the fixed price. The fixed-price regime does not apply to certain book categories such as textbooks and supplementary teaching materials published mainly for the development and application of the curricula corresponding to compulsory primary and secondary education, or to collectable books, art books, second-hand books and out-of-print books.

Prices below retail price (i.e., between 95% and 100% of the fixed price) are allowed on certain occasions such as el Día del Libro (Book Day), at book fairs, book conferences and trade fairs (with a maximum discount of 10% of the fixed price) or when the end consumers are libraries, archives, museums, schools, universities or institutions or centers whose founding principles are scientific or research-based (with a maximum discount of 15% of the fixed price).

Any breach of the fixed price obligation may give rise, among other penalties, to fines of up to €100,000 per offense.

Oversight of Textbook Use

Additional Provision Four of the Education Law regarding the publishing of textbooks and other materials to be used at the various levels of education does not require either the prior authorization of the education authorities or administrative authorization to adopt textbooks and other materials for use. Once a textbook has been adopted for use by an educational establishment, there is an obligation to continue to use it for at least four years. However, education authorities have the power to oversee the use of text books and other materials as part of the standard inspection process that they exercise over all the elements of the teaching and learning process to ensure compliance with constitutional principles and values and the Education Law.

In general, in the event of an infringement, the education authorities will require the publisher to remedy the deficiencies detected. If the infringement is not remedied, the education authorities can declare that the book is unsuitable for use in its educational establishments. Also, substantially all of the autonomous communities have issued rules governing these matters that impose other obligations in relation to the activity carried on in the territory in question.

Free Textbook Systems

In recent years, certain autonomous communities have implemented systems aimed at ensuring the availability of free textbooks used in compulsory education (primary and secondary). Certain authorities have opted to provide direct subsidies to parents using so-called “book vouchers,” whereas others have preferred to implement systems where the educational establishments sustained with public funds, which are the owners of the books, lend basic or compulsory education books to the students. At the end of the academic year, the student must return the book to the teaching establishment in suitable condition, for reuse.

Legal Regime Governing Television Service in Portugal

Similarly to Spain, the Portugal television industry is subject to significant regulation requiring authorization to provide the service, the conditions for the renewal, transfer and ownership of such authorization, the schedule and content of programming and the schedule and maximum times that commercials may be broadcast.

Terrestrial Television Regulation

Television broadcasters such as Prisa’s subsidiary TVI are governed by Law 27/2007 of 30 July, which incorporates Council Directive 89/552/EEC concerning broadcasting activities into Portuguese law. The directive was recently amended and as a result Law 27/2007 must be amended as described in “Spanish Television Regulation” regarding advertising placement and broadcasts.

Required Authorizations

The provision of national, terrestrial television services requires a license issued for an initial period of 15 years, subject to successive extensions for equal periods unless there is an infringement of the applicable legislation by the license holder. TVI obtained its license in 1992, which made it one of the two private companies authorized to provide these services in Portugal.

TVI’s license was renewed for a further 15-year period as a result of Resolution 1-L/2006 of the Entidade Reguladora para a Comunicação Social, or ERC, on June 20, 2006, as subsequently corrected and reaffirmed by the ERC in Resolution 2/LIC-TV/2007. TVI exercised its right to reserve digital broadcasting capacity in the period reserved for television operators that had a license as of the date of approval of the Television Law. Therefore, the license authorizes TVI to provide analog- and digital-based television services. Furthermore, it is anticipated that beginning April 26, 2012, all broadcasts will use only digital technology.

The ERC has rejected all candidates for a third license to provide nationwide, free-to-air digital terrestrial television services. The candidates are challenging the decision through a court proceeding. The current license holders are not entitled to any compensation for changes in the industry if a third license is approved.

Limits on the Transfer of Shares and Concentration of Television Operators

The licenses and authorizations held by Prisa may not be transferred. Additionally, pursuant to Articles 4 and 98 of the Television Law, notice of any extraordinary transactions must be provided under applicable antitrust laws (primarily, Law 18/2003, of 11 June). Notice of extraordinary transactions that affect companies holding licenses to provide terrestrial wave television services must be given to the ERC by the Portuguese competition regulator, so that the ERC may issue a binding decision prior to such transactions. The transactions may be prohibited only where they give rise to risks concerning freedom of speech or opinion.

Also, the ERC must be informed of any transaction entailing the acquisition by licensees of shares in other companies authorized to provide the aforementioned services or that have applied for the required license, irrespective of the fact that these transactions must also be reported in accordance with the Competition Law. The ERC reviews such transactions to ensure they do not jeopardize the basic principles upon which television regulations are based, including respect for media pluralism and freedom of expression.

Transparency of Ownership of Public Communications Media

The Television Law establishes certain rules aimed at ensuring the transparency of the ownership of the share capital of companies holding licensees. These rules establish, among other requirements, that the ERC be notified of all information regarding the shareholders of companies holding licenses, the directors of such companies, the ownership interests in other companies in the public communications media industry or in the telecommunications industry, the programs broadcast, the persons responsible for programming and the editorial charter. The information must be maintained as reasonably up to date, and the ERC may carry out inspections in order to verify the accuracy of the information furnished. In addition, the shares of the licensees must be registered and the shares or “special rights” (voting rights carried by the shares) that enable the holder to exercise significant influence over the operator, must be disclosed in the companies’ annual reports. Also, a list of those holders that are deemed to hold “qualifying holdings,” and those holders with special rights and ownership interests in the share capital of companies engaging in the same activity must be published in the notes to the financial statements of licensees, with their editorial charter, and also in a high-circulation, nationwide periodic publication. “Qualifying holding” in accordance with Articles 20 and 20-A of the Securities Code, (Decree-Law 486/99, of 13 November) means a direct or indirect, independent or joint ownership interest which in any way enables its holder to exercise a significant influence over the management of a television operator.

Television Content Requirements

The Television Law prohibits the broadcasting of programs that are likely to incite hatred for reasons of race, gender, religion or nationality and programs that could seriously harm the physical, mental or moral development of minors (such as those containing scenes of pornography or gratuitous violence). In addition, programs that could seriously harm the physical, mental or moral development of minors may only be broadcast between 10:30 p.m. and 6:00 a.m., and they must be identified through a visual symbol throughout their broadcast.

Television operators that provide national coverage are also required to broadcast at least six hours per day (excluding advertising and teleshopping programs), and must set aside at least 50% of their broadcasts (excluding advertising, teleshopping and teletext (a form of text-based information retrieval service)) to programs originally produced in Portuguese, of which 20% must be reserved for “creative” programs such as films, documentaries, debates, interviews, series, music, art or cultural programs, or educational programs originally produced in Portuguese.

The Television Law also requires service providers to devote more than 50% of their annual broadcast time to European works. In addition, a minimum of 10% of daily broadcast time must be allotted to European works of independent producers produced in the preceding five years. For the purposes of calculating these percentages, the time devoted to the news, sports events, game shows, advertising, teletext services and teleshopping programs is excluded.

The Television Law also sets certain constraints on advertising and sponsorship including the maximum time that may be allotted to these activities. Additionally, the Advertising Code (Decree-Law 330/90 of 23 October) restricts the content of television advertising, and limits, for example, the advertising of certain products such as tobacco, alcohol, medicines and medical treatments. The sponsorship of news programs is also prohibited, and other sponsored programs must identify the sponsor and under no circumstances must they be influenced by the sponsor.

Sports Competitions And Events

Each year the government of Portugal publishes a list of the sports events considered to be of public interest. Under the Television Law, pay television service operators holding exclusive rights to these events are required to provide free-to-air access to other nationwide broadcasters. Also, all the operators have the right to broadcast news extracts of these events.

Disciplinary Regime

In exercising its supervisory powers, the ERC may impose penalties on television operators ranging from the revocation or suspension of the licenses and the prohibition of rebroadcasting certain programs to fines of up to a maximum of €375,000 per offense, depending on the type and seriousness of the infringement. In extreme cases, the provision of services without authorization constitutes an offence punishable with a prison sentence of up to three years and a fine of €160,000.

SHARE CAPITAL

Description of the Share Capital

As of March 31, 2009, the par value of the share capital issued by Prisa was €21,913,550.00, represented by 219,135,500 fully subscribed and paid book-entry shares with a par value of ten eurocents €0.10 per share, numbered sequentially from one to 219,135,500 inclusive.

As of December 31, 2009, Prisa was the direct owner of treasury shares representing 0.40% of the share capital of Prisa.

As of June 30, 2010, Prisa did not have any treasury shares.

Authorized But Unissued Capital

The shareholders at the extraordinary general shareholders’ meeting of December 5, 2008 adopted the following resolutions:

•	Delegate to the board of directors the power to increase, on one or more occasions, Prisa’s share capital up to €10,956,775, with or without a share premium–and with the power to withhold pre-emptive subscription rights, if any–under the terms and conditions provided in Article 153.1(b) of the Spanish Companies Law.

•	Revoke, as to any unused portion, the authorization granted by the shareholders at the ordinary general shareholders’ meeting of March 17, 2005, for the issuance of shares pursuant to item six of that meeting’s agenda.

•	Authorize the board of directors to issue up to €2.0 billion non-convertible fixed-income securities, or fixed-income securities convertible into newly-issued shares and/or exchangeable for outstanding shares of Prisa or other companies, warrants (options to subscribe new shares or to acquire outstanding shares of Prisa or other companies), promissory notes and preference shares. In the case of convertible and/or exchangeable securities or warrants, the board is authorized to establish criteria used to determine the parameters of conversion, exchange or exercise, to increase capital by the amount required to cover the requests to convert debentures or to exercise warrants, and to elect that holders of convertible debentures or warrants on any newly issued shares shall not have pre-emptive rights with respect to those shares.

•	Revoke, as to any unused portion, the delegation of the power to issue convertible and/or exchangeable debentures, adopted by the shareholders at the annual general shareholders’ meeting of March 17, 2005 pursuant to item seven of that meeting’s agenda.

Options and Conditional Shares

As of the date of this proxy statement/prospectus, there are no outstanding options to acquire or sell share capital of Prisa or its subsidiaries, except as may be set forth in the following paragraphs and as described in “Recent Developments—Recent Developments of Prisa.” Options granted to directors, senior management and other employees expired on March 31, 2010, and are no longer outstanding.

In 2008, 3i Group agreed to make an investment in Unión Radio, a Prisa holding (of which Prisa owned 80% and the Grupo Godó owned 20%). On April 16, 2008, 3i Group acquired an 8.14% holding in Unión Radio. Consequently, the shareholder structure of Unión Radio is as follows: Prisa, 73.49%, Grupo Godó, 18.37% and 3i Group, 8.14%. It is contemplated that 3i Group will increase its ownership interest in Unión Radio to 16.63% through additional investments, which will result in increases in Unión Radio’s share capital.

History of Prisa’s Share Capital

In 2006, there was no change in Prisa’s share capital, which consisted of 218,812,500 ordinary shares, par value €0.10 per share and €21,881,250 in the aggregate.

In April 2007, Prisa increased its share capital to €22,035,550, through the issuance of 1,543,000 Class B redeemable shares, par value €0.10 per share. Following this issuance, Prisa’s share capital consisted of two classes of shares, as follows: (i) 218,812,500 ordinary Class A shares, par value €0.10 per share; and (ii) 1,543,000 redeemable Class B shares, par value €0.10 per share.

In March 2008, Prisa resolved to (i) convert 323,000 Class B redeemable shares into ordinary Class A shares; and (ii) cancel the remaining 1,220,000 redeemable Class B shares. Following this conversion and cancellation, Prisa’s share capital consisted of 219,135,500 ordinary shares, par value €0.10 per share and €21,913,550 in the aggregate.

ORGANIZATIONAL STRUCTURE

Annex K of this proxy statement/prospectus contains detail regarding the main companies composing the Prisa group of companies (by business unit), indicating, as of December 31, 2009, each company’s registered name, country of incorporation or residence and the proportion of Prisa’s ownership interest in the company.

As of the date of this proxy statement/prospectus, there were no differences between the proportion of voting rights and the par value of the shares at any of the subsidiaries of Prisa, except at the following companies:

•	Editorial Santillana, S.A. (Dominican Republic), for which local legislation limits the number of votes of any one shareholder, regardless of the number of shares it owns, to a minimum of one vote and a maximum of 10 votes per shareholder.

•	Sistema Radiópolis, S.A. de C.V. (Mexico), for which, being a radio broadcasting concession holder and due to regulatory requirements, the shares are neutral and therefore confer limited voting power on their holder.

PROPERTY, PLANT AND EQUIPMENT

Details of the cost of Prisa’s property, plant and equipment and of the related accumulated depreciation and impairment losses recognized as of June 30, 2010 and in 2009, 2008 and 2007 are as follows:

	Six Months Ended
	June 30,	For the Years Ended December 31,
	2010	2009	2008	2007
	(thousands of euros)

Property, plant and equipment	341,048	345,754	397,932	423,163
Land and buildings	161,592	152,551	153,412	155,573
Plant and machinery	484,735	467,271	483,815	452,039
Digital set-top boxes and cards	368,033	359,775	375,167	446,553
Other items of property, plant and equipment	159,659	179,045	182,106	180,311
Advances and property, plant and equipment in the course of construction	20,729	19,699	16,459	13,063
Accumulated depreciation	(840,028)	(818,630)	(797,275)	(805,074)
Impairment losses	(13,672)	(13,957)	(15,752)	(19,302)

Land and Buildings

Prisa owns and leases various real properties in Spain, Portugal, the Americas and other locations in which it has operations that are utilized in the conduct of its businesses. Each of these properties is considered to be in good condition, adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations. Prisa’s policy is to improve and replace property as considered appropriate to meet the needs of the individual operation.

The line item “Land and Buildings” includes diverse buildings owned by Prisa located in Spain and Latin America that are used as registered offices of the subsidiaries of Prisa. The most significant buildings are the registered offices of Sogecable located in Tres Cantos (Madrid) with a gross book value of €67.5 million and the registered offices of Santillana in Latin America with a gross book value of €26.8 million.

In 2007, Prisa initiated a process to sell three buildings. At December 31, 2007, the carrying amount of these assets was classified under “Assets Held for Sale.” On July 29, 2008, Prisa entered into an agreement for the sale and leaseback of three of Prisa’s buildings in Madrid (Gran Vía, 32 and Miguel Yuste, 40) and Barcelona (Caspe, 6-20) with Longshore, S.L., or Longshore, for €300.0 million, which gave rise to a gain of €226.8 million, as described under “Information About Prisa — Operating and Financial Review.” The main characteristics of these leases are terms that ranges from 18 months to 15 years depending on the building, with the possibility, in the case of the buildings leased for 15 years, of extending the leases for two consecutive periods of five years each.

Prisa’s principal locations include its corporate headquarters located at Gran Via, 32 in Madrid, Spain, which also houses the principal offices of many of its subsidiaries. Prisa’s printing press is located in its building at Miguel Yuste, 40, in Madrid, Spain, and the headquarters of Prisa’s Radio business in Barcelona is located at Caspe, 6-20, Barcelona, Spain. These buildings are leased, as noted above.

Plant and Machinery

“Plant and machinery” includes mainly pre-printing equipment, rotary presses, sealing equipment and installations for the provision of television services.

The main expenditures in 2009 and in the first half of 2010 related to the extension and improvement of production processes at the Madrid printing plant of Pressprint, S.L.U. and to the investments made by Sogecable and Media Capital for the provision of television services.

In 2008 and 2007, the main investments related to the extension and improvement of production processes at the Barcelona printing plant of El País and to the investments made by Sogecable for the provision of television services in the building located in Tres Cantos (Madrid).

Digital set-top boxes and cards

“Digital Set-Top Boxes and Cards” are the items required to receive the Canal+ and Digital+ signals.

The changes in the period from 2007 to 2009 related mainly to the write-down of digital set-top boxes and cards that were not in an adequate condition to be used.

In the first half of 2010, the additions in this line item corresponded to the investments made by Sogecable in the iPlus, a personal video recorder.

Other items of property, plant and equipment

This line item mainly includes investments in computer and communications equipment.

On December 23, 2009, Prisa entered into an agreement with Indra Sistemas, S.A., or Indra, for the implementation of a new model for providing global IT and communications (ITC) services to Prisa and its subsidiaries. Under this agreement, Indra will become Prisa’s global provider of IT management services for seven years. Prisa’s assets associated with the implementation of this agreement will be transferred to Indra for their carrying amount in Prisa’s books of account.

Advances and property, plant and equipment in the course of construction

This line item mainly includes the investments in general and technical refurbishment being carried out by the Spanish radio business and the investments in expansion and improvement of the printing plants.

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment loss. Property, plant and equipment held under finance leases are presented in the consolidated balance sheet based on the nature of the leased assets, and are depreciated over the expected useful life using the same method as that used to depreciate owned assets.

For a discussion of Prisa’s operating leases, see “Information About Prisa—Contractual Obligations and Commitments.”

Prisa companies take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. At December 31, 2009 and as of June 30, 2010, the insurance policies taken out sufficiently covered the property, plant and equipment.

Environmental Issues Affecting Utilization

Some of the consolidated Print subsidiaries engage in printing activities. The printing activities related to El País, which represent the majority of Prisa’s consolidated printing operations, were carried on by El País directly until February 2009, at which time they were spun off to Pressprint, S.L.U. In accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and believe that they have an adequate waste disposal policy in place.

Prisa does not believe that the radio signal relay antennas or towers owned or operated by the radio and audiovisual companies produce any health-endangering electromagnetic contamination. The relevant environmental impact studies and the checks stipulated in industrial and environmental legislation were performed before they were installed.

The expenses incurred in respect of environmental compliance, which have not been material, are charged to the income statement as they arise.

Prisa believes that it has no environmental responsibilities, expenses, assets, provisions or contingencies which might be material in relation to its equity, financial condition and results of operations.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in conformity with IFRS requires Prisa’s management to make estimates and assumptions that affect the amounts reflected in its consolidated financial statements and accompanying notes. Prisa bases its estimates on historical experience, where applicable, and other assumptions that Prisa believes are reasonable under the circumstances. Actual results may differ from those estimates under different assumptions or conditions.

Prisa considers an accounting estimate to be critical if:

•	it requires Prisa to make assumptions because information was not available at the time or it included matters that were highly uncertain at the time Prisa was making its estimate; and

•	changes in the estimate or different estimates that Prisa could have selected may have had a material impact on its financial condition or results of operations.

The various policies that are important to the portrayal of Prisa’s financial condition, results of operations and cash flows include:

•	goodwill;

•	deferred taxes;

•	inventories; and

•	revenue recognition.

Accounting for Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first consolidation is allocated as follows:

•	If the excess is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of Prisa.

•	If the excess is attributable to non-contingent liabilities, recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embodies economic benefits and the fair value can be measured reliably.

•	If the excess is attributable to specific intangible assets, recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

The remaining amount is recognized as goodwill.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired and the related value is reviewed within a maximum of one year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill is considered to be an asset of Prisa acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary’s functional currency and is translated to euros using the exchange rate prevailing at the balance sheet date.

Goodwill acquired on or after January 1, 2004 is measured at acquisition cost and that acquired earlier is recognized at the carrying amount at December 31, 2003 in accordance with Spanish GAAP. In both cases, goodwill has not been amortized since January 1, 2004 and at the end of each reporting period goodwill is reviewed for impairment (i.e., a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognized.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

Prisa considers the business lines described below as the primary cash generating units of Prisa for purpose of goodwill allocation. The business lines were established on the basis of Prisa’s organizational structure at 2009 year-end, taking into account the nature of the goods and services offered and the customer segments at which they are targeted.

Prisa’s operations are divided into four main businesses:

•	Audiovisual, which derives revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production;

•	Education, which includes primarily the sale of general publishing and educational books and the sale of training;

•	Radio, which includes primarily the broadcasting of advertising and the organization and management of events and the provision of other supplementary services; and

•	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions.

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Prisa companies and of the changes therein in 2009 is as follows (in thousands of euros):

			Changes in the
			Scope of
	Balance at	Translation	Consolidation/			Balance at
	12/31/08	Adjustment	Additions	Impairment	Transfers	12/31/09

Press	4,407	—	—	(3,228)	—	1,179
Radio	135,906	9,381	—	—	5,935	151,222
Education	69,252	2,606	1,390	—	—	73,248
Audiovisual(1)	4,054,116	—	780	—	—	4,054,896
Other	39,058	—	—	—	—	39,058

Total	4,302,739	11,987	2,170	(3,228)	5,935	4,319,603

(1)	Includes the goodwill of Sogecable and Media Capital.

In accordance with IFRS 3, Prisa began to allocate the goodwill relating to Sogecable and Media Capital which arose in previous years. In this process, Prisa considered the values of recognized assets and liabilities and of unrecognized assets and liabilities or intangibles. The analysis of intangible assets included the customer base, audiovisual and sports rights and licenses and trademarks. In the case of Sogecable, the customer base is closely linked to the audiovisual rights contracts and the value of these rights is linked to the supply contracts, which at the date of acquisition were close to maturity. A significant portion of these contracts were renewed after the acquisition by Prisa. On the basis of the analysis conducted, no material amount to be allocated to other assets of these businesses was identified, except for the land on which the Sogecable headquarters is located.

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, Prisa tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

As defined in paragraph 6 of IAS 36, an asset’s cash-generating unit is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. As required by the Standard in identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets (or groups of assets), Prisa considers various factors including how management monitors the entity’s operations and businesses, individual locations, districts and how Prisa management makes decisions about continuing or disposing of the entity’s assets and operations.

The majority of the goodwill balance of Prisa corresponds to the “Audiovisual” operating segment and arose from the acquisitions of Sogecable and Media Capital. Sogecable comprises two different cash-generating units, Cuatro and Digital+, which have been grouped for goodwill impairment testing purposes since goodwill could not be allocated on a non-arbitrary basis to each individual cash-generating unit (please refer to paragraph 81 of IAS 36 Impairment of assets). The goodwill arising from the Media Capital acquisition has been substantially allocated to a single cash-generating unit, also in the “Audiovisual” operating segment.

The remainder of the goodwill balance has been allocated mainly to a number of cash-generating units that coincide with separate legal entities, and that have been tested for impairment individually, or groups of entities. The distribution of these individual cash-generating units/entities by operating segments is as follows:

•	The “Radio” operating segment includes the following cash-generating units/entities: GLR Chile Ltda. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes), Sistema Radiópolis, S.A. de C.V. and subsidiaries (this entity has a number of cash-generating units that have been grouped for impairment test purposes) and Sociedad Española de Radiodifusión, S.L. (this entity has a number of subsidiaries that include Antena 3 de Radio S.A. and subsidiaries, Propulsora Montañesa S.A. and others cash-generating units that have been tested for impairment individually).

•	The “Education” operating segment includes the following cash-generating units/entities: Editora Moderna, Ltda. and Editora Objetiva, Ltda.

Sogecable and all of the cash-generating units each represent the lowest level within Prisa at which goodwill is monitored for internal management purposes. Please refer to page F-33 of the financial statements for the amount of goodwill allocated to Sogecable and to each of the individual cash-generating units.

References in this document to a cash-generating unit to which goodwill is allocated also refer to a group of cash-generating units to which goodwill is allocated.

The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows before tax based on the business plans most recently approved by the directors. These plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% on the basis of the business under analysis.

In order to calculate the present value of the estimated cash flows, they are discounted at a pre-tax rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. For the 2009 period, the rates used ranged from 7.0% to 8.8%, depending on the business being analyzed.

If the recoverable amount of a cash-generating unit (group of cash-generating units) is less than its carrying amount, the carrying amount of the cash-generating unit (group of cash-generating units) will be reduced to its recoverable amount. That reduction is an impairment loss.

No significant impairment losses have been recorded in the financial statements of Prisa for the three-year period ended December 31, 2009. Should any impairment loss arise for a cash-generating unit (group of cash-generating units) in future periods, the loss will first reduce the carrying amount of any goodwill allocated to the cash-generating unit (group of cash-generating units), and any loss in excess of goodwill would be allocated to the other assets of the cash-generating unit (group of cash-generating units) pro rata on the basis of the carrying amount of each asset in the cash-generating unit (group of cash-generating units).

Sogecable

The goodwill arising on the acquisition of Sogecable, amounting to approximately €3.4 billion, forms part of the audiovisual business segment and relates to two cash-generating units: a free-to-air television channel (Cuatro) and a pay television channel (Digital+). The main variables used by management to determine the value in use of Sogecable’s Audiovisual business, based on future projections spanning the coming five years, were as follows:

Variations in the number of subscribers and ARPU (Average Revenue Per User):  These assumptions are of particular significance in the pay television Audiovisual business because the related amounts account for 94% of revenue. In its assumptions for 2010 and 2011, management took into account a gradual recovery in the number of subscribers based on a possible general economic recovery and the policy of distributing Sogecable’s premium product to other pay television operators. The evolution of the ARPU is in line with the future commercial policies relating to the various packages of content offered to subscribers.

Evolution of the advertising market:  The estimated impact on the future cash flow projections arising from the evolution of advertising expenditure in the Audiovisual business in Spain was obtained from the various indexes published by organizations of acknowledged prestige. These external sources predict a recovery in advertising expenditure of 3.4% in absolute terms in 2010, a trend which is expected to continue in 2011, 2012 and 2013 with annual growth of 10%. With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will recover from 2015 onwards.

Evolution of the audience share and advertising share:  Management predicts continuous growth in the audience share in 2010 and 2011 for the free-to-air television business in Spain, after which zero growth is expected. This growth is the direct consequence of investment in high-quality content. Also, management considers that the power ratio (which measures a company’s revenue performance in comparison to the audience share it controls) will grow from 2010 to 2013 as a result of the elimination of advertising on TVE and Prisa’s positioning in the target audience segments most valued by advertisers.

Increase in programming costs:  Changes in this variable are significant because the television business, and particularly the pay television business, is based on its capacity to offer programming with exclusive, high-quality content, primarily sports events and films. Management considered that the ratio of programming costs to operating revenue will remain constant in the period from 2010 to 2014.

Media Capital

The main variables used by management to determine the value in use of Media Capital’s Audiovisual business were as follows:

Evolution of the audience share and advertising share:  Management predicts a stable trend in both audience share and advertising share in the future projections of TVI, a free-to-air television channel owned by Media Capital and the current market leader. This estimate did not take into account a significant increase in competition arising from the introduction of DTT, since it will not take place in Portugal until the end of 2010 and the Portuguese government has not yet announced whether more licenses will be granted in addition to those that currently exist based on analog technology. Also, the penetration of cable television in the Portuguese market is already very high and, therefore, significant growth is not expected.

Evolution of the advertising market:  Management predicts a recovery in advertising expenditure in the audiovisual business in Portugal with an increase of 3% in absolute terms in 2010, a trend which is expected to continue in 2011, 2012 and 2013 with annual growth of 7%, 6.5% and 4.2%, respectively.

With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will recover from 2015 onwards.

Results of the impairment tests

According to estimates and projections available to Prisa’s directors, the projected cash flows attributable to these cash-generating units to which the goodwill has been allocated will make it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2009 and 2008.

In 2008, an impairment loss of €7.1 million was recognized for “Other Companies” as a result of the discontinuation of Prisa’s activities in relation to local television. This impairment loss was recognized under “Loss after Tax from Discontinued Operations” in the consolidated income statement.

Sensitivity to changes in key assumptions

Sogecable

Whereas the estimated fair value of Sogecable under the current conditions is not substantially in excess of its carrying amount, the estimated recoverable amount of the two cash-generating units grouped for purposes of the impairment test of Sogecable (Cuatro and Digital+) exceeded their carrying amount, including goodwill, as of the date of Prisa’s most recent test, by 31%.

In order to determine the sensitivity of value in use to changes in the key assumptions, Prisa analyzed the impact of the following changes in the key assumptions:

•	increase of 1% in the discount rate;

•	decrease of 5% in the advertising share;

•	decrease of 5% in the ARPU; and

•	decrease of 5% in the number of subscribers.

The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Sogecable.

Media Capital

Whereas the estimated fair value of the Media Capital cash-generating unit under the current conditions is not substantially in excess of its carrying amount, the estimated recoverable amount of this cash generating unit exceeded its carrying amount, including goodwill, as of the date of Prisa’s most recent test, by 21%.

In order to determine the sensitivity of value in use to changes in the key assumptions, Prisa analyzed the impact of the following adverse changes in the key assumptions:

•	increase of 1% in the discount rate;

•	decrease of 1% in the projected growth rate from the fifth year onwards; and

•	decrease of 2% in the advertising share.

The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Media Capital.

Deferred Taxes

Deferred tax assets arise from temporary differences defined as the amounts expected to be payable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets may also arise from tax loss and tax credit carryforwards.

Deferred tax assets are recognized for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilized, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss). The other deferred tax assets (tax loss and tax credit carryforwards) are only recognized if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilized.

The deferred tax assets recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

Prisa management has a long-term business plan, which it maintains up to date and takes into considerations matters relating to Prisa’s future strategy, studies by independent third parties, experiences of other operators similar to Prisa in neighboring countries, and the proven experience in recent years of Sogecable in the pay and free-to-air television market in Spain.

Sogecable recognized tax loss carryforwards in respect of losses incurred in launching the satellite pay television business. The most significant losses in this respect were those recognised by DTS prior to its inclusion in Sogecable. Prisa also recognized tax loss carryforwards in respect of losses incurred in the integration of DTS and in the launch of the Cuatro free-to-air television channel. The recovery is reasonably assured on the basis of the recent performance of the pay and free-to-air television businesses and the forecasts contained in Sogecable’s business plan.

Deferred tax assets include most notably tax loss carryforwards and unused investment tax credits arising mainly at the Prisa consolidated tax group and at the companies that comprised the former Sogecable consolidated tax group.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognised in this connection.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at 2007, 2008 and 2009 year-end (in thousands of euros):

	Deferred Tax Assets Arising from:
	12/31/09	Additions	Disposals	12/31/08	12/31/07

Provisions	5,995	1,991	(2,314)	6,318	10,286
Non-capitalizable assets	37	—	(208)	245	9,753
Tax loss carryforwards	1,003,561	3,920	(7,947)	1,007,588	1,061,918
Unused tax credits recognised	282,169	14,987	(3,545)	270,727	271,946
Others	22,058	11,248	(2,787)	13,597	11,072

Total	1,313,820	32,146	(16,801)	1,298,475	1,364,975

	Deferred Tax Liabilities Arising from:
	12/31/09	Additions	Disposals	12/31/08	12/31/07

Investment valuation provisions and amortizations of goodwill	64,366	129	(5,896)	70,133	96,713
Deferral for reinvestment of extraordinary income	6,347	85	(240)	6,502	6,674
Accelerated depreciation and amortisation	522	—	(21)	543	762
Exchange differences	—	—	(47)	47	168
Other	1,564	232	(721)	2,053	8,614

Total	72,799	446	(6,925)	79,278	112,931

Prisa management has concluded that, despite the fact that Sogecable incurred significant losses in 2003 and 2004, primarily as a result of the restructuring process linked to the integration of DTS into Prisa, and in 2006, to the launch of Cuatro, it will foreseeably report rising earnings figures at medium term which, together with its restructuring, will enable the recovery of the tax assets recognized by Sogecable.

Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is “Audiovisual Rights,” which are stated at acquisition cost and are taken to income as follows:

Broadcasting rights for the “Canal+,” premium pay television family of channels:

•	Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiration of the broadcasting rights.

•	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

•	Acquired series broadcasting rights: the cost of these rights is charged to income on a straight-line basis over the various showings.

•	Other rights: these relate basically to documentaries, in-house productions and introductory program slots, and are amortized when they are broadcast.

Broadcasting rights for free-to-air television channels:

•	Film, series and cartoon broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one showing, 75% of the cost is charged to income at the date of the first showing and 25% at the date of the second showing.

•	Broadcasting rights for in-house or commissioned production programs and series: the cost of these rights is charged to income in full at the date of the first showing.

•	Other rights: these are recognized as a period expense at the date of the related showing.

Obsolete, defective or slow-moving inventories have been reduced to their realizable value.

Prisa assesses the net realizable value of the inventories at the end of each period and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

The net realizable value is calculated differently depending on the type of inventories:

•	Audiovisual rights. If the broadcasting rights have expired or Prisa considers the broadcasting of that right unlikely, according to its experience and market knowledge, 100% of the cost of inventories is registered as expenditure. Prisa’s content and programming management establishes the programming strategy according to the audience and target objectives. The financial management team periodically reviews Prisa’s inventory of broadcasting rights and together with the content and programming management decides if the broadcasting of any right is unlikely in order to write it down.

•	Book inventories. Prisa records a write-down when it determines there are market/selling problems according to the following rules:

•	Discontinued books: the whole cost is provisioned when the book is discontinued.

•	Current catalogue: the most significant item is the stock of textbooks. The group estimates future copy sales considering the net sales for the year and the remaining useful life of the book, and any amount exceeding these estimates are registered as expenditure. The average useful life of textbooks amounts to three years.

Revenue and Expense Recognition

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes. Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Sales of goods are recognized when substantially all the risks and rewards have been transferred.

The accounting policies applied to recognize the revenue of Prisa’s main businesses are as follows:

•	Revenue from subscribers arising from the pay television business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay per view revenue is recognized when the program purchased by the subscriber is screened.

•	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

•	Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns and the amount of the provisions estimated at the balance sheet date are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

•	Revenue from the sale of newspapers and magazines are recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

•	The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion of the contract activity at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the proportion of contract costs incurred for work performed to date over the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the changed estimates are used in the determination of the amount of revenue and expenses recognized in income in the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

•	The revenue related to intermediation services, which refers to fees obtained for the commercialization of advertising spots in the different media platforms of the Group and of third parties, as well as to services for the distribution of press and magazines, is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

•	Other income: this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

New or Revised Accounting Standards from IASB

In 2009, several new or revised accounting standards came into force; the consolidated financial statements included in this proxy statement/prospectus have been prepared in compliance with these new or revised standards. The application of these standards, however, did not have a material impact on the amounts recognized in, the presentation of, or the disclosures included in these consolidated financial statements.

IFRS 8, Operating Segments

This new standard, which replaces IAS 14, requires that an entity adopt a management approach when reporting on the financial performance of its business segments. The standard generally requires that financial information be reported on the same basis as used by management in its internal evaluations of operating segment performance and in its decisions with regard to the allocation of resources among a company’s operating segments.

The application of IFRS 8 did not lead to the redefinition of the operating segments reportable by Prisa, since the information used by management is the same as that used by Prisa when preparing the consolidated financial statements.

Revision of IAS 1, Presentation of Financial Statements

The revisions to IAS 1 introduce certain changes in the presentation of financial statements. Pursuant to the revision, the statement of changes in equity now includes only changes in equity arising from transactions with the owners acting in their capacity as owners (e.g., dividends and the repayment of capital). As regards non-owner changes (e.g., transactions with third parties or income and expenses recognized directly in equity), the revised standard provides the option of presenting all the income and expenses and components of other comprehensive income in one statement with subtotals, or in two separate statements (an income statement and a statement of recognized income and expense). Prisa selected the latter option; because a statement of recognized income and expense had not previously been presented, a new statement known as the consolidated statement of recognized income and expense has been included in the consolidated financial statements.

There were also amendments to other standards that did not lead to changes in the accounting policies of Prisa, because it does not carry out transactions of the type covered by the amended standards. These amendments were as follows:

•	Amendments to IFRS 2, Share-based Payment;

•	Amendments to IFRS 7, Financial Instruments–Disclosures;

•	Revision of IAS 23, Borrowing Costs;

•	Amendments to IAS 32 and IAS 1, Puttable Financial Instruments and Obligations Arising on Liquidation.

•	Amendments to IAS 39 and IFRIC 9, Reassessment of Embedded Derivatives;

•	IFRIC 13, Customer Loyalty Programs;

•	IFRIC 14, IAS 19–The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction; and,

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation.

As of June 30, 2010, Prisa had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Obligatory Application in the
Standards, Amendments and Interpretations		Years Beginning on or After

IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010
IFRS 1	First-time Adoption of International Reporting Standards—Limited Exemption from Comparative IFRS 7 Disclosures for First-time Adopters	July 1, 2010

All accounting principles and bases of measurement with a material effect on the consolidated financial statements have been applied.

Additionally, the amendment to IFRS 1 is not expected to have any effect on Prisa’s consolidated financial statements as Prisa adopted IFRS in previous years.

OPERATING AND FINANCIAL REVIEW

The following discussion and analysis of Prisa’s financial condition and results of operations should be read in conjunction with its consolidated financial statements and related notes that appear elsewhere in this proxy statement/prospectus. A discussion of the key operating and financial metrics for each of Prisa’s lines of business can be found in “Information About Prisa — Prisa’s Business.”

Profit from Operations

The following table provides an overview of Prisa’s consolidated profit from operations for the periods indicated, together with the period-to-period changes.

	Six Months Ended		%			%		%
	June 30,		Change,			Change,		Change,
	2010	2009	1H ‘09 to ‘10	FY 2009	FY 2008	FY ‘08 to ‘09	FY 2007	FY ‘07 to ‘08
	(thousands of euros)

Revenue from subscribers	465,442	529,827	(12.2)%	1,002,043	1,141,101	(12.2)%	1,136,322	0.4%
Advertising sales and sponsorship	494,291	450,107	9.8%	898,618	1,067,070	(15.8)%	1,122,268	(4.9)%
Sales of books and training	293,241	271,551	8.0%	600,466	579,743	3.6%	536,468	8.1%
Newspaper and magazine sales	90,258	97,299	(7.2)%	193,248	209,860	(7.9)%	210,519	(0.3)%
Sales of add-ons and collections	17,955	23,636	(24.0)%	44,395	73,101	(39.3)%	88,089	(17.0)%
Sale of audiovisual rights and programs	75,439	190,620	(60.4)%	231,722	347,789	(33.4)%	313,712	10.9%
Intermediation services	12,289	16,045	(23.4)%	32,146	27,577	16.6%	29,607	(6.9)%
Broadcasting services	10,111	12,400	(18.5)%	24,072	36,335	(33.7)%	34,830	4.3%
Other services	57,461	63,925	(10.1)%	128,395	160,706	(20.1)%	147,695	8.8%
Income from fixed assets	243	3,882	(93.7)%	6,072	297,104	(98.0)%	22,380	—
Other income	60,568	18,389	—	47,407	60,962	(22.2)%	54,138	12.6%

Operating income (revenues)	1,577,298	1,677,681	(6.0)%	3,208,584	4,001,348	(19.8)%	3,696,028	8.3%

Cost of materials used	(568,707)	(653,873)	(13.0)%	(1,125,648)	(1,435,750)	21.6%	(1,380,568)	(4.0)%
Staff costs	(306,229)	(310,315)	(1.3)%	(619,972)	(666,682)	7.0%	(623,875)	(6.9)%
Depreciation and amortization charge	(83,118)	(92,626)	(10.3)%	(196,657)	(198,935)	1.1%	(231,438)	14.0%
Outside services	(409,759)	(414,650)	(1.2)%	(835,672)	(950,043)	12.0%	(910,617)	(4.3)%
Changes in allowances, write-downs and provisions	(9,895)	(20,249)	(51.1)%	(55,547)	(45,139)	(23.1)%	(26,558)	(70.0)%
Other expenses	(3,552)	(3,448)	3.0%	(6,106)	(6,608)	7.6%	(3,041)	(117.3)%

Operating expenses	(1,381,260)	(1,495,161)	(7.6)%	(2,839,602)	(3,303,157)	14.0%	(3,176,097)	(4.0)%

Adjusted EBITDA(1)	292,487	298,729	(2.1)%	623,751	948,344	(34.2)%	779,623	21.6%
Profit from operations	196,038	182,520	7.4%	368,982	698,191	(47.2)%	519,931	34.3%

Adjusted EBITDA margin(%)	18.5%	17.8%		19.4%	23.7%		21.1%
PROFIT from operations margin	12.4%	10.9%		11.5%	17.4%		14.1%

(1)	Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “—Prisa’s Business—Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

In order to properly interpret changes in Prisa’s consolidated statement of income for the periods presented in the above table, the following changes to Prisa’s consolidation policy should be accounted for:

•	Prior to January 31, 2007, Prisa accounted for Media Capital using the equity method. Beginning on February 1, 2007, the income statement of Media Capital has been fully consolidated into Prisa’s.

•	On July 1, 2007, Prisa acquired 100% of Iberoamericana Radio Chile and, as a result, started fully consolidating revenue and expenses Iberoamericana Radio Chile on that date.

•	Beginning on July 1, 2007, the regional press business was sold so it ceased to contribute to Prisa’s consolidated statement of income.

•	In 2008, Prisa resolved to discontinue its activity in Localia TV, so the revenue and expenses of Localia TV were included in the consolidated income statements for 2009 and 2008 as a discontinued operation. In 2007, the income and expenses of this line of business were consolidated in Prisa’s operating results.

•	Beginning on August 1, 2008, the Magazines line of business includes the results of the Media Capital magazine publishing business, which had previously been included in the Audiovisual segment.

•	In 2009, the shares of the Bolivian press business were exchanged for a 12% stake in the Spanish language television network V-me. The Bolivian press business was fully consolidated until September 2009. The investment in V-me was included in 2009 as “Loss from other investments.” As of June 30, 2010, the investment in V-me was accounted for with the equity method, as Prisa’s stake in the company reached 30.9%.

Operating Income (Revenues)

In 2009, Prisa obtained 23% of its €3.2 billion total revenues from operations outside of Spain (19% in 2008 and 20% in 2007) of which 7% was generated in Portugal, 5% in Brazil and 2% in each of Mexico and Colombia. Fifty-seven percent of Prisa’s 2009 revenues outside of Spain related to Santillana (53% in 2008 and 52% in 2007), and the remainder to Media Capital and the Radio and Press businesses outside of Spain. In the six months ended June 30, 2010, 25% of Prisa’s €1.6 billion total revenue came from operations outside of Spain. 60% of Prisa’s total revenue outside of Spain corresponded to Santillana (57% in the first half of 2009) and the remainder to Media Capital and the Radio business outside of Spain.

Revenue from subscribers

Revenue from subscribers refers to Prisa’s revenue from the subscribers to Prisa’s pay television business Digital+. Revenue from subscribers decreased by 12.2% from 2008 to 2009, from €1,141 million to €1,002 million. This decrease resulted primarily from a decrease in the number of Digital+ subscribers, from 2,034,865 as of December 31, 2008 to 1,845,805 as of December 31, 2009, as well as a decrease in average monthly revenue per subscriber, from €44.6 in 2008 to €41.5 in 2009.

The decrease of Digital+ subscribers in 2009 was due to various factors: (i) the strong competition in the sector, where Digital+, which is a Direct-to-Home television service, competes with cable and ADSL operators, which offer triple play services; (ii) the economic downturn in Spain also affected pay television subscriptions, although they are generally more immune to economic cycles than Prisa’s other source of revenue; and (iii) the confusion in the market with regards to the broadcasting of soccer matches through Digital+ created as a result of the legal dispute between AVS and Mediapro regarding Spanish League Soccer Broadcast Rights. AVS is an indirect subsidiary of Prisa, and was the former and still is the current owner of the rights, as it has been declared by a recent judgment. This dispute is described in “Legal Proceedings—Proceedings between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights”.

Revenue from subscribers increased by 0.4% from 2007 to 2008, from €1,136 million to €1,141 million. The number of subscribers decreased slightly, from 2,065,093 as of December 31, 2007 to 2,034,865 as of December 31, 2008, as did average monthly revenue per subscriber, which was €45.1 in 2007 and €44.6 in 2008.

Revenue from subscribers reached €465 million in the six months ended June 30, 2010, which was a decrease of 12.2% compared to the first six months of 2009. The number of subscribers as of June 30, 2010 reached 1,784,843 (1,930,793 subscribers as of June 2009). The decline in Digital+ subscribers in the first half of 2010 showed an improvement over the decline experienced in the first six months of 2009 (a decrease of 60,962 in the first half of 2010 compared to a decrease of 104,072 in the first half of 2009), with a net positive increase in subscribers in the month of June 2010.

One of the growth sectors for Digital+ is premium content distribution on other distribution platforms. During the first six months of 2010, agreements for premium content distribution have been entered into with Jazztel and Telecable, and these relationships have so far been successful. The improvement in the decline in subscribers between the first halves of 2010 and 2009 would have been more pronounced had there not been a delay in the implementation of this distribution strategy. Negotiations are currently under way to close additional deals with other telecom operators.

The average revenue in the second quarter of 2010 was €42.20 per subscriber per month, which was a 1.6% increase compared with the same period last year.

Advertising sales and sponsorship

The table below provides a detailed breakdown of Prisa’s advertising revenue by line of business for fiscal years 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009:

	Six Months Ended		%			%		%
	June 30,		Change			Change		Change
	2010	2009	1H ‘09 to ‘10	FY 2009	FY 2008	FY ‘08 to ‘09	FY 2007	FY ‘07 to ‘08

Audiovisual	236,900	206,890	14.5%	415,507	491,900	(15.5)%	491,699	0.0%
Sogecable	163,594	134,487	21.6%	266,184	319,110	(16.6)%	301,194	5.9%
Cuatro	163,771	133,984	22.2%	249,162	292,915	(14.9)%	272,701	7.4%
Digital+	9,109	8,147	11.8%	17,022	26,195	(35.0)%	28,493	(8.1)%
Consolidation adjustments	(9,286)	(7,644)	(21.5)%	—	—	—	—	—
Media Capital	73,306	72,403	1.2%	149,323	172,790	(13.6)%	170,455	1.4%
Localia TV	—	—	—	—	—	—	20,050	(100.0)%

Radio	171,941	154,686	11.2%	317,259	348,268	(8.9)%	353,848	(1.6)%
Spanish Radio	118,642	116,015	2.3%	228,253	259,204	(11.9)%	270,554	(4.2)%
International radio	51,503	36,837	39.8%	85,208	89,253	(4.5)%	82,816	7.8%
Music	1,861	1,843	1.0%	3,950	—	—	500	—
Consolidation adjustments	(65)	(9)	—	(152)	(189)	20.0%	(22)	—

Press	90,852	86,590	4.9%	168,420	219,501	(23.3)%	272,490	(19.4)%
El País	67,376	66,626	1.1%	128,257	169,997	(24.6)%	218,222	(22.1)%
AS	12,019	7,442	61.5%	15,234	19,882	(23.4)%	21,674	(8.3)%
Cinco Días	4,819	4,746	1.5%	8,141	10,876	(25.1)%	11,726	(7.2)%
Other	6,736	8,823	(23.7)%	17,766	20,123	(11.7)%	22,396	(10.2)%
Consolidation adjustments	(98)	(1,047)	90.6%	(978)	(1,377)	29.0%	(1,527)	9.8%

Digital	390	5,212	(92.5)%	9,086	19,348	(53.0)%	15,804	22.4%

Other	371	139	166.9%	206	293	(29.7)%	107	172.7%

Consolidation adjustments	(6,163)	(3,410)	(80.7)%	(11,860)	(12,240)	3.1%	(11,680)	(4.8)%

TOTAL	494,291	450,107	9.8%	898,618	1,067,070	(15.8)%	1,122,268	(4.9)%

Prisa’s advertising revenue decreased by 15.8% from 2008 to 2009, from €1,067 million to €899 million. This decrease resulted primarily from a marked downturn in the Spanish advertising market as a whole, which decreased by 20.9% during the same period. Prisa believes that it was less impacted than the market in general as a result of its leadership position in many of the advertising media through which it operates, its diversified customer portfolio and its presence in local, national and media outside of Spain.

By business unit, Press decreased by 23.3%, Radio decreased by 8.9% and Audiovisual decreased by 15.5%. The 53% decrease in advertising revenue from the Digital business during this period was primarily the result of Prisa’s reclassification of advertising revenue from ElPaís.com, los40.com, Cuatro.com and Plus.es to those websites’ respective business units. Had the revenue from those websites continued to be classified as Digital revenue, advertising revenue from the Digital business would have increased by 6.2%.

Advertising revenue decreased by 4.9% from 2007 to 2008, also as a result of a general downturn in the Spanish advertising market. Advertising revenue from the Digital business, however, increased by 22.4% between these periods, reflecting the overall trend of advertisers spending more on digital media. As noted above, Prisa discontinued its activity in Localia TV in 2008, so revenue and expenses of this line of business were not included as profit from operations beginning in 2008. The increase in revenue from radio outside of Spain from 2007 to 2008 reflects, in part, the acquisition of Iberoamericana Radio Chile on July 1, 2007.

Advertising revenue in the first half of 2010 amounted to €494 million, an increase of 9.8% compared to the first half of 2009, outperforming the market, which according to Infoadex grew by 3.5%.

The Audiovisual business increased revenue by 14.5% in the first half of 2010, with Cuatro’s revenues growing by 22.2%. Radio advertising revenue increased by 11.1%. Revenue from International Radio increased by 39.8% and Radio in Spain by 2.3%. Press advertising revenue increased by 4.9%, with a 61.5% increase in Diario AS. Advertising revenue from Prisa’s digital business line increased by 24.3%.

Prisa believes that these results can generally be attributed to general improvements in the markets in which Prisa participates, and Prisa’s leadership position in these markets.

Sales of books and training materials

Revenue from the sale of books and training materials increased by 3.6% from 2008 to 2009, from €579.7 million to €600.5 million, as a result of increased sales, particularly in the Latin America region, in which Prisa experienced significant growth in each of Venezuela (56.9%), Chile (31.5%) and Argentina (21.0%). Commercial non-institutional sales in Brazil rose by 9.4% (in the local currency). Institutional sales in Brazil decreased by 6.5% (in the local currency) as 2009 is a restocking year within the Brazil institutional cycle. Brazilian institutional book sales follow a three year cycle, with most sales occurring in the first year, followed by a decrease in the following two years, during which Brazilian institutions primarily update books already purchased, resulting in a lower level of new sales. Revenue in Mexico increased by 6.2% (in the local currency), while in Spain revenue from book sales rose by 2.4%. Disregarding the effect of changes in exchange rates, revenue from sales of books and training materials would have risen by 3.8%.

Revenue from the sale of books and training materials increased by 8.1% from 2007 to 2008, from €536.5 million to €579.7 million. Revenue in Spain increased by 15.2% over 2007 levels, leading to an increase in Spanish market share. Revenues in Venezuela grew by 38.6% compared to 2007, reaching record levels. Argentina grew by 19.4% and Peru by 96.7%. Revenue in Brazil from sales to non-institutional customers increased by 30.0%. Disregarding the effect of changes in exchange rates, revenue from sales of books and training materials would have risen by 12.4%.

In the six months ended June 30, 2010, sales of books and training materials increased by 8.0% from €271.6 million to €293.2 million compared to the first half of 2009. It is worth highlighting the performance in Brazil (an increase of 37.2%), Peru (an increase of 20.4%), Colombia (an increase of 16.4%), Mexico (an increase of 13.1%), Chile (an increase of 7.6%) and Argentina (an increase of 2.8%).

In 2009, Spain and Portugal generated 33% of total revenue in Prisa’s education business unit (as compared to 35% in 2008 and 33% in 2007), Brazil 23% (23% in 2008 and 28% in 2007), Mexico 10% (11%

in 2008 and 12% in 2007) and Venezuela 9% (6% in 2008 and 4% in 2007). The remaining 25% of revenue in the education unit was obtained primarily in other Latin American countries, including Argentina, Colombia, Chile and Peru.

In the first half of 2010, Spain and Portugal generated 23% of total revenue in Prisa’s Education business unit (as compared to 27% in the first half of 2009), Brazil 29% (23% in the first half of 2009), Mexico 14% (13% in the first half of 2009), Chile 7% (also 7% in the first half of 2009) and Argentina 7% (8% in the first half of 2009). The remaining 20% of revenue in the Education unit was obtained primarily in other Latin American countries, including Colombia and Peru. Strong education campaigns in Spain and Portugal take place in the third and fourth quarters of the year.

As a result of the strong performance of Santillana’s sales efforts since 2006, Brazil has become the second most important country in terms of revenue contribution in Prisa’s education-publishing business.

Newspaper and magazine sales

The table below presents detailed circulation statistics for each of Prisa’s three principal newspapers for the years 2007 through 2009 and for the first half of 2010 and 2009:

	Six Months Ended
	June 30,		% Change,			% Change,		% Change,
	2010	2009	1H ‘09 to ‘10	FY 2009	FY 2008	FY ‘08 to ‘09	FY 2007	FY ‘07 to ‘08

El País	383,655	400,434	(4.2)%	391,816	431,034	(9.1)%	435,083	(0.9)%
AS	204,792	212,702	(3.7)%	215,297	230,492	(6.6)%	233,529	(1.3)%
Cinco Días	32,220	35,086	(8.2)%	33,300	40,077	(16.9)%	40,552	(1.2)%

Source: Spanish Circulation Audit Office (OJD) (2010 figures pending certification by OJD)

Revenue from newspaper and magazine sales decreased by 7.9% from 2008 to 2009, from €209.9 million to €193. 2 million, and by 0.3% from 2007 to 2008, from €210.5 to €209.3. Revenue from newspaper and magazine sales decreased by 7.2% from €97.3 million for the six months ended June 30, 2009 to €90.3 million for the six months ended June 30, 2010. The declines in revenue during these periods resulted from a decrease in sales that affected the overall traditional print business, partially offset by an increase in price. Prisa believes that its newspaper and magazine sales were less affected by the overall industry downturn during these years. In particular, El País maintained its leadership position, based on average daily circulation, over its closest competitor during 2009. In the first half of 2010, El País continued its leadership position among the general paid press and strengthened its position relative to its main competitor. Also during these periods, AS has improved its leadership position in the Autonomous Community of Madrid and Barcelona.

Prisa increased the price of the weekday edition of El País by €0.10 in May 2008, and by an additional €0.10 in March 2009, to €1.20. In February 2008, Prisa increased the cover price of the Sunday edition of El País by €0.20, to €2.20. In April 2010, El País increased its cover price for the Sunday edition by €0.30 to €2.50.

In 2008, El País merged its newspaper and internet news desks, implementing a new organizational structure designed to modernize the newspaper’s production and editorial structure and increase competitiveness. During 2007, El País relaunched both its printed and online versions, with a new design and the vocation of a global newspaper in Spanish.

Sales of add-ons and collections

Revenues generated by the sale of add-ons and collections include sales items and additional products, such as books, CDs or DVDs, sold with Prisa’s newspapers. These items are occasionally provided at no cost to the consumer.

Revenue from add-ons decreased by 39.3% from 2008 to 2009, from €73.1 to €44.4 million, and by 17.0% from 2007 to 2008, from €88.1 to €73.1 million. For the six months ended June 30, 2010, sales of add-ons and collections was €18.0 million, which was a decrease from €23.6 million for the six months ended June 30, 2009. This downward trend in the revenue from the sale of add-ons and collections was primarily the result of the competitive effects of market saturation, as other newspapers increased their use of similar promotions. Prisa has tailored its promotional strategy to this situation by adopting promotions to market conditions with a mix of promotions oriented to price (revenues) and to increase circulation, as well as controlling its costs.

Sales of audiovisual rights and programs

Revenue from the sale of audiovisual rights and programs includes Sogecable’s revenues from the sale and production of television programs, film distribution revenue and the revenue from the sale of channel distribution rights. In audiovisual production, Prisa is the market leader in Portugal with Plural Entertainment Portugal, S.A., which is a holding of the Media Capital Group, and operates in Spain and the Americas through the film and television producer Plural Entertainment España, S.L.

Revenue from the sale of audiovisual rights and programs decreased by 33.4% from 2008 to 2009, from €347.8 million to €231.7 million. This decrease was due primarily to the negative impact of a change in the soccer marketing model at Sogecable. Until 2009, Sogecable consolidated all revenues received from cable operators and all costs payable to the Spanish League and for the Cup football rights. As of September 2009, Sogecable no longer accounted for 100% of the costs of these rights. Sogecable signed an agreement with Mediapro for the media exploitation of soccer games, which provided for Digital+ and Canal+Liga subscribers to receive all the Spanish League and Cup broadcasts for the next three seasons. For a description of the legal proceedings related to this contract, please see “Legal Proceedings—Proceedings Between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights.”

Revenue from the sale of audiovisual rights and programs increased by 10.9% from 2007 to 2008, from €313.7 million to €347.8 million.

Sales of audiovisual rights and programs in the first half of 2010 decreased by 60.4% compared to the first half of 2009, due to the change in the football exploitation model of Sogecable, discussed above.

Income from fixed assets

No material income from the sale of non-current assets was generated during 2009 or the first half of 2010.

Income to Prisa from the sale of non-current assets was €297.1 million in 2008, and included the gains arising from the following transactions:

•	Sale and leaseback of three of Prisa’s real estate holdings in Madrid and Barcelona to Longshore for €300 million (€226.8 million in gain recognized);

•	Sale of a 5.2% ownership interest in Unión Radio by Prisa to 3i Group (€59.7 million);

•	Sale of 50% of Jetix España (€3.9 million); and

•	Sale of a 10% ownership interest in Radio Zaragoza (€3.2 million).

In 2007, income from the sale of non-current assets was €22.4 million, and included the gains arising from the following transactions:

•	Sale of Media Capital’s outdoor advertising business (€16.9 million); and

•	Sale of the regional press business (€3.5 million).

Operating Expenses

In 2009, Prisa began implementing a cost saving plan and achieved a decline of 15.3% in the operating expenses, excluding depreciation and amortization. The higher savings were achieved from newsprint, add-ons, audiovisual rights and external services. Total operating expenses, excluding depreciation and amortization decreased by 6.8% for the six months ended June 30, 2010 compared to those recorded in the first half of 2009, as a result of the cost saving policy implemented by Prisa in 2009.

Cost of materials used

Cost of materials used decreased by 21.6% from 2008 to 2009, from €1.4 billion to €1.1 billion, primarily as a result of the change in the football marketing model at Sogecable, as described above. Most of the costs related to the football 2010 World Cup were recorded in the second quarter of 2010.

Staff costs

The table below sets forth staff costs for fiscal years 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(thousands of euros)

Wages and salaries	242,936	242,842	489,768	520,385	493,690
Employee benefit costs	50,331	49,805	99,064	103,202	98,091
Termination benefits	3,087	5,757	11,654	19,554	10,762
Share-based payment costs	—	1,023	694	—	1,023
Other employee benefit costs	9,875	10,888	18,792	23,541	20,309

Total	306,229	310,315	619,972	666,682	623,875

In 2009, Prisa took steps to optimize staff size and reduce salaries, and management accepted a reduction in salaries of 8% on average. As a result of this effort, personnel expenses decreased by 7.0% from 2008 to 2009. Staff costs decreased by 1.3% for the six months ended June 30, 2010 compared to the first half of 2009.

Outside services

The table below sets forth outside services for fiscal years 2009, 2008 and 2007 and for the six months ended June 30, 2010 and 2009:

	For the Six Months Ended June 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007
	(thousands of euros)

Independent professional services	95,684	95,110	192,848	225,896	223,820
Leases and fees	79,700	74,722	158,886	139,665	127,056
Advertising	56,334	48,775	99,547	147,591	144,089
Intellectual property	16,879	44,403	90,968	89,618	77,611
Transport	33,931	37,772	74,485	81,566	78,885
Other outside services	127,231	113,868	218,938	265,707	259,156

Total	409,759	414,650	835,672	950,043	910,617

Profit From Operations

Profit from operations fell by 47.2% from 2008 to 2009, from €698.2 to €369.0 million. Excluding the extraordinary gains, net of expenses, recognized in 2008 on the real estate disposition to Longshore (€214.8 million) and the sale of the interest in Unión Radio to 3i Group (€59.7 million), profit from operations would have decreased by 12.6%. Profits from operations increased by 16.9% in the Education business, mainly attributable to a reduction in costs as a percentage of sales.

Prisa’s profit from operations as a percentage of sales was 11.5% in 2009, as compared with 17.4% in 2008. Profit from operations as a percentage of sales in Radio was 21.7% in 2009 (20.9% in 2008); profit from operations in Education as a percentage of sales was 14.6% (12.7% in 2008); profit from operations in Audiovisual as a percentage of sales was 11.6% (10.5% in 2008); and profit from operations in Press as a percentage of sales was 7.1% (10.2% in 2008).

Profit from operations increased by 34.3% from 2007 to 2008, from €519.9 million to €698.2. Digital+, in particular, increased its profit from operations by 34.6%, to €237.8 million in 2008, and improved its margins by almost four points.

Prisa’s profit from operations as a percentage of sales in 2007 was 14.1%. The Radio segment had a profit from operations as a percentage of sales of 24.1%; the Press segment had a profit from operations as a percentage of sales of 21.2%, the Education segment had a profit from operations as a percentage of sales of 13.4%, and the Audiovisual segment had a profit from operations as a percentage of sales of 10.4%.

Profit from operations increased by 7.4% from €182.5 million in the first half of 2009 to €196.0 million in the first half of 2010. Prisa’s profit from operations as a percentage of sales in the first half of 2010 was 12.4% compared to 10.9% in the first half of 2009. The Radio segment had a profit from operations as a percentage of sales of 21.9% (19.2% in the first half of 2009); the Press segment had a profit from operations as a percentage of sales of 8.7% (8.6% in the first half of 2009), the Education segment had a profit from operations as a percentage of sales of 16.8% (13.3% in the first half of 2009), and the Audiovisual segment had a profit from operations as a percentage of sales of 9.7% (9.6% in the first half of 2009). Prisa believes that these improvements reflect general trends in the markets in which Prisa operates, and Prisa’s leadership positions in these markets.

Adjusted EBITDA

Readers should note that Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with IFRS. It is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. See “— Prisa’s Business — Adjustments to Reconcile Adjusted EBITDA to Profit from Operations” for a reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS.

Adjusted EBITDA decreased by 34.2% from 2008 to 2009, from €948.3 million to €623.8 million. Excluding the extraordinary gains, net of expenses, recognized in 2008 on the real estate disposition to Longshore (€214.8 million) and the sale of the interest in Unión Radio to 3i Group (€59.7 million), Adjusted EBITDA would have dropped by 7.4% in 2009.

Adjusted EBITDA as a percentage of sales was 19.4% in 2009, as compared with 23.7% in 2008 (18.1% in 2008 on an equivalent basis). The decline in Adjusted EBITDA was due primarily to the effect of gain recognized in 2008 from non-current asset sales and to the decline in revenue from advertising and other lines of business, which were partly offset by the strong performance of the publishing business. The Adjusted EBITDA of Prisa’s publishing unit increased by 13.2% from 2008, a three percentage point improvement in the Adjusted EBITDA margin) and company-wide efforts to control costs and reduce expenses.

Adjusted EBITDA increased by 21.6% from 2007 to 2008, from €779.6 million to €948.3 million. Prisa’s Adjusted EBITDA as a percentage of gross revenue was 23.7%, compared with 21.1% in 2007, due largely to the 2008 real estate sale.

Also in 2008, Prisa’s Santillana unit demonstrated considerable improvement, with Adjusted EBITDA increasing €14.4 million (12% over 2007), together with an improvement in Adjusted EBITDA margin. Adjusted EBITDA margins in Latin America increased by one percentage point to 22.5%.

The pay television business also demonstrated strong growth in 2008, with a 10.4% increase over 2007. The operations of Cuatro for this period included the broadcast of the 2008 European Football Championship.

In 2007, Adjusted EBITDA as a percentage of sales was 21.1%, as compared with 18.9% in 2006, due mainly to the integration of Media Capital and to the improved margins of Sogecable and of the Radio business.

For the first six months ended June 30, 2010 the Adjusted EBITDA reached €292.5 million compared to €298.7 million obtained in the first half of 2009 (-2.1%). The Adjusted EBITDA margin was 18.5%, compared to 17.8% obtained in the first half of 2009.

In the Audiovisual area, Digital+ improved its margin by more than two percentage points to reach 23.3% and Cuatro improved its Adjusted EBITDA by 6.9%, even though part of the costs of the 2010 football World Cup have been recorded.

The Editorial business experienced strong growth, and increased its Adjusted EBITDA by 12.2% and its margin of Adjusted EBITDA by one percentage point to reach 24.4%.

The Radio business improved its Adjusted EBITDA by 19.3% with margins improving by more than two percentage points. It stands out the performance of the International Radio, mainly Colombia and Chile, which improved their Adjusted EBITDA by €8.7 million to reach €11.5 million, with an EBITDA margin of 21.5%.

In Press, it is worth highlighting the increase in the Adjusted EBITDA by 55.9% of Diario As to reach €5.2 million.

Income tax provisions for 2007, 2008 and 2009 amounted to an expense of €26.9 million, €90.4 million and €63.0 million, respectively.

In 2007, the effective tax rate was most significantly impacted by the export tax credit related to the acquisition of Media Capital, amounting to €36.6 million.

In 2009, the effective tax rate was impacted by the tax treatment of Sogecable’s provision (which impacted the income tax provision with a €12.1 million loss). The tax expense related to the reversal of the provision in Sogecable was not eliminated on a consolidated basis as the provision was recorded prior to the inclusion of Sogecable in the tax consolidated group.

Income tax provisions for the first half of 2010 amounted to €28.6 million compared to €27.6 million in the first half of 2009.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow Analysis

The following table presents consolidated cash flow information for the periods ended December 31, 2009, 2008 and 2007 and the six months ended June 30, 2010 and 2009. Positive values refer to cash inflows, and negative values refer to cash outflows.

	Six Months Ended June 30,		Year Ended December 31,
	2010	2009	2009	2008	2007
	(thousands of euros)

Cash flows from operating activities	103,869	150,983	468,496	590,673	703,300
Cash flows from investing activities	78,289	(21,379)	(122,598)	68,924	(526,780)
Cash flows from financing activities	(22,857)	(144,917)	(322,993)	(671,931)	(633,388)

IAS 7, which came into force as of January 1, 2010 and as amended by IAS 27, requires that cash flows arising from investments in or divestments of ownership interests in a subsidiary not resulting in a change of control must now be classified as cash flow arising from financing activities instead of cash flows arising from investing activities. The consolidated cash flow information for the years ended December 31, 2009, 2008 and 2007 has been restated to reflect this change in accounting standards.

Cash flows from investing activities

In 2007, 2008 and 2009 capital expenditures totaled €212.6 million, €190.5 million and €128.0 million respectively. The 32.8% reduction in 2009 was largely due to a cost saving and capital expenditures reduction policy initiated by Prisa.

In the first half of 2010 and 2009 capital expenditure totaled €66.6 million and €55.4 million, respectively.

Cash flow from investing activities in 2007 included €255.9 million from the acquisition of an additional 40.7% interest in Media Capital and in €57.8 million from the acquisition of a 100% stake in Iberoamericana Radio Chile. Additionally, a cash inflow of €66.0 million was recorded upon the sale by Media Capital of the outdoor business and the sale of the regional press business.

Prisa also recorded a cash inflow of €300 million resulting from to the sale of three of its buildings in 2008.

The main financial investments made by Prisa in the period from 2009, 2008 and 2007 and in the first half of 2010 and 2009 relate to the acquisition of equity investments in various companies, as follows:

	Six Months Ended June 30,		For the Year Ended December 31,
Investments in Non-Current Financial Assets	2010	2009	2009	2008	2007
	(thousands of euros)

Sogecable	—	176	176	2,056,894	152,300
Media Capital	—	—	—	—	403,085
Iberoamericana Radio Chile	—	—	—	—	57,814
V-me	11,913	—	—	—	—
Other	262	942	942	14,699	42,420

Total	12,175	1,118	1,118	2,071,593	655,619

(1)	Although Prisa made an initial investment in V-me in 2009, the investment included no cash consideration by Prisa. In 2010, Prisa increased its interest in V-me to 30.9%, and as a result now accounts for the investment using the equity method. See “Recent Developments—Recent Developments of Prisa” for a discussion of this investment.

2007

In 2007, Prisa acquired an additional 4.2% of Sogecable to reach 47.09% at a cost of €152.3 million. This acquisition was recorded as “Cash flow from financing activities.”

Additionally, on December 20, 2007, Prisa entered into an irrevocable agreement to purchase the 2.95% of the share capital of Sogecable owned by Eventos, S.A., or Eventos, and resolved to launch a mandatory takeover bid for all the share capital of Sogecable.

On February 6, 2007, Vertix, a wholly-owned subsidiary of Prisa, launched a mandatory takeover bid in an attempt to acquire the remaining 26.3% of the share capital of Media Capital not owned by Vertix. When Prisa acquired Vertix in 2005, Vertix owned 33% of the outstanding share capital of Media Capital. After its acquisition by Prisa, Vertix launched a voluntary takeover bid for Media Capital whereby Vertix acquired an additional 40.7% interest, bringing its cumulative holdings of Media Capital to 73.7%. This acquisition, which amounted to €255.9 million, was recorded as “Cash flow from investing activities.”

On July 23, 2007, on conclusion of the mandatory takeover bid launched on February 6, 2007, Vertix acquired an additional 20.7% of Media Capital’s outstanding share capital, increasing its total equity ownership to 94.4%. In November 2007, Vertix acquired an additional 0.3% interest in Media Capital through open market purchases, and as of December 31, 2009, held 94.7% of the outstanding share capital of Media Capital. These acquisitions, which amounted to €147.1 million, were recorded as outflows of “Cash from financing activities.”

In July 2007, Prisa acquired 100% of the equity in Iberoamericana Radio Chile, S.A., through Prisa’s subsidiary, GLR Chile, Ltda. for €57.8 million. This acquisition was recorded as “Cash flow from investing activities.”

Also in 2007, a cash inflow of €66.0 million was recorded upon the sale by Media Capital of its outdoor business and the sale of the regional press business. These divestitures were recorded as “Cash flow from investing activities.”

2008

In 2008, Prisa launched a mandatory takeover bid for the remaining outstanding shares of Sogecable resulting in an investment in financial assets of €2,056.9 million. Prisa’s bid was authorized by the CNMV on March 26, 2008. Prisa gained control of 98.04% of the share capital of Sogecable and subsequently squeezed out Sogecable’s other shareholders, which resulted in Sogecable becoming a wholly owned subsidiary of Prisa. This acquisition was recorded as “Cash flow from financing activities.”

On December 5, 2008, the extraordinary meeting of Prisa shareholders approved the merger of Sogecable into Prisa under the terms and conditions set forth in the plan of merger filed with the Madrid Commercial Registry on October 15, 2008. As of the date of this proxy statement/prospectus, although the merger has been approved by both companies’ shareholders, the merger of Sogecable into Prisa has not yet been consummated. This merger will be consummated only upon a determination by the Prisa board of directors to proceed with the merger. The merger is neither a condition to any pending asset disposition, nor is a condition to the effectiveness of the amendments provided for in the refinancing master agreement. Should the board of directors of Prisa determine not to proceed with the merger, Prisa shareholders will be notified.

In April 2008, Prisa executed an investment agreement with 3i Group, whereby 3i Group acquired from Prisa and Grupo Godó a 5.2% and 1.3%, respectively, ownership interest in the share capital of Unión Radio. As a consequence of this 5.2% sale to 3i Group, Prisa recorded a cash inflow of €62.7 million. Thereafter, 3i Group made an additional subscription in the amount of €21.6 million in a capital increase by Unión Radio. Prisa’s ownership in Unión Radio was reduced from 80.00% to 73.49% after completion of these transactions. This divestiture was recorded as “Cash flow from financing activities.”

3i Group plans to further increase its ownership interest in Unión Radio to 16.6% through successive capital increases by Unión Radio with an investment of €125 million, thereby completing a total investment of €225 million.

2009

In 2009, Prisa entered into asset disposition agreements with Telefónica and Telecinco for the sale of 22% (to each company) of Prisa’s pay television business (Digital+ platform), which will result in a net cash inflow of €970 million, which is expected to be used mainly to make payments on Sogecable’s debt—see “Use of Proceeds of Restructuring.” These assets dispositions are expected to be completed once the appropriate authorizations are obtained.

For a discussion of Prisa’s investing activities since June 30, 2010, the pending principal capital divestitures and other pending capital investments, see “Recent Developments—Recent Developments of Prisa.”

Cash flows from operating activities

The following table sets forth information regarding changes in working capital for the periods ended as of the dates indicated:

	Six Months Ended June 30,		For the Year Ended December 31,
	2010	2009	2009	2008	2007
	(thousands of euros)

Changes in working capital	(169,374)	(110,187)	(84,109)	(2,344)	(31,458)
Inventories	(2,369)	(1,818)	17,265	20,276	(46,870)
Accounts receivable	(125,188)	(170,523)	(198,932)	(57,114)	(218,508)
Accounts payable	(48,807)	64,584	101,676	27,876	236,214
Other current assets	6,990	(2,430)	(4,118)	6,618	(2,294)

Prisa’s cash flow from operating activities decreased 20.7% to €468.5 million in 2009, from €590.7 million in 2008. In 2008, the decrease was 16.0%, from €703.3 million in 2007.

Prisa’s cash flow from operating activities decreased by 31.2% to €103.9 million in the first half of 2010, from €151.0 million in the first half of 2009.

On February 1, 2007, Prisa began to account for Media Capital on a fully consolidated basis, as opposed to through the equity method. The impact of this consolidation resulted in a positive change in working capital of €34.6 million.

In 2009, the working capital investment of €84.1 million was principally attributable to the working capital needs of Sogecable.

The change in Prisa’s structure, which is expected to take place in 2010 as a result of the agreement reached between Prisa and Telecinco, with the purpose of the integration of its free-to-air businesses Cuatro and Telecinco, is not expected to have a significant impact in Prisa’s cash flows from operating activities.

In the first half of 2010, the working capital investment of €169.4 million was due to Sogecable’s purchase of soccer broadcast rights and the seasonality of the education campaigns in Santillana.

For more details regarding cash flow from operating activities see “Information About Prisa—Prisa’s Business” and “Information About Prisa—Operating and Financial Review.”

Cash flows from financing activities

On February 1, 2007, Prisa’s accounting treatment of Media Capital changed from the equity method to full consolidation. This change resulted in an increase of €80.4 million in Prisa’s financial debt as reflected on its consolidated balance sheet.

Also in 2007, cash flow from financing activities included a cash outflow of €147.1 million resulting from the acquisition of a 21.0% stake in Media Capital and a cash outflow of €152.3 million, resulting from the acquisition of an additional 4.2% stake in Sogecable.

In 2008, as a result of the completion of Prisa’s mandatory takeover bid for the outstanding shares of Sogecable, Prisa’s indebtedness increased by €2,056.9 million. Cash flow from financing activities also included this investment of €2,056.9 million resulting from the takeover bid.

Additionally, in April 2008, Prisa recorded a cash inflow of €62.7 million for the sale of a 5.2% stake in the Radio business to the 3i Group. Also in that fiscal year, Prisa made a €162.3 million cash payment in order to settle its outstanding convertible bonds.

In 2009, Prisa’s sale of treasury shares resulted in a cash inflow of €34.2 million.

Interest payments totaled €180.1 million in 2007, €268.9 million in 2008 and €158.7 million in 2009 resulting from changes in interest rates as well as the change in Prisa’s debt (relating to the aforementioned acquisitions).

Interest payments totaled €61.2 million in the first half of 2010 and €89.0 million in the first half of 2009. This decrease is due mainly to lower interest rates.

Prisa paid no dividends in 2008 or 2009 or in the first half of 2010.

On December 31, 2009, Prisa had a total available borrowing capacity under its credit facilities of €143.8 million.

On April 29, 2010, Prisa completed the sale of a 25% ownership interest in Santillana to DLJSAP resulting in a cash inflow of €279 million. Prisa has used the proceeds from this transaction to make payments on Prisa’s outstanding debt, as described in “Use of Proceeds of Restructuring.” As a result of this sale, Prisa’s debt has been reduced by €217.4 million in the first half of 2010.

During the remainder of fiscal year 2010, Prisa expects to reduce its debt by €1,036 million, using proceeds from pending sales of minority investments amounting to €1,070 million.

The consummation of the business combination discussed in this proxy statement/prospectus will result in a net cash inflow between $578 million and $870 million, depending on the extent to which Liberty’s stockholders validly exercise redemption rights or elect to receive the $10.00 per share cash alternative, respectively, or between approximately €424 million and approximately €639 million based on an exchange rate of 1.362 as of September 30, 2010, subject to adjustment based on the exchange rate on the date on which Prisa receives the funds from the Liberty trust account. Prisa intends to apply the proceeds of this transaction as described in “Use of Proceeds of Restructuring.”

Capital Management Policy

The principal objective of Prisa’s capital management policy is to optimize its cost of capital and to achieve a ratio of debt to equity that allows Prisa to achieve its strategic goals and support the growth of the company.

The ratio of net financial debt to Adjusted EBITDA as of December 31, 2009, was 7.8 times (5.3 times as of December 31, 2008; 6.8 times as of December 31, 2008 excluding earnings from the sale of real estate; and 4.8 times as of December 31, 2007, excluding Adjusted EBITDA and financial debt of Sogecable in that year, in accordance with Prisa’s loan agreements). The ratio of net financial debt to Adjusted EBITDA as of June 30, 2010 was 7.7 times. Prisa’s acquisitions in recent years, primarily made to strengthen its presence in the audiovisual business, have been an important contributor to Prisa’s debt-to-equity ratio. Prisa has entered into agreements to restructure its outstanding indebtedness in connection with the consummation of the business combination, as described in “— Refinancing Master Agreement.” Prisa expects that the completion of the restructuring will reduce its debt-to-equity ratio.

Prisa’s financial debt, as defined in the loan agreements, is calculated as:

•	Current and non-current debts to financial institutions, plus the principal amount outstanding and accrued interest on the issuance of convertible bonds and the principal amount of subordinate debt and accrued interest attributable to Sogecable, less

•	Cash and cash equivalents, short-term financial investments and treasury shares calculated according to the average share prices over the last three months.

Adjusted EBITDA is defined as Prisa’s profits from operations, as shown on Prisa’s financial statements, adjusted to add back asset depreciation expense, changes in operating allowances, impairment of assets and any reductions in goodwill, all for the period in question.

For a description of Adjusted EBITDA, see “Information about GAAP and Non-GAAP Financial Measures.”

Liquidity Risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of Prisa’s borrowings and the maintenance of credit lines and other financing vehicles enabling Prisa to cover foreseeable cash needs in the short-, medium- and long-term.

The table below details the liquidity requirements of Prisa as of December 31, 2009, pursuant to its loan agreements. These agreements represent substantially all of Prisa’s non-derivative financial liabilities. This table was prepared using projected cash outflows that have not been discounted with respect to their scheduled maturity dates; this table does not reflect the expected outflows that will take place prior to the contractually stipulated dates as described in “Use of Proceeds of Restructuring.” The projected flows include both principal and interest payments. When the interest rate is not fixed, the payment due was calculated based on the yield curve as of December 31, 2009.

	Thousands of	Floating
Maturity	Euros	Euribor Rates

Within 3 months(1)	2,044,273	0.5%
From 3 to 6 months	202,214	0.6%
From 6 to 9 months	18,379	0.9%
From 9 to 12 months	342,922	1.3%
From 1 to 2 years	934,204	2.0%
From 2 to 3 years	483,981	2.5%
After 3 years	962,984	3.2%

Total	4,988,957

(1)	Under the terms of the refinancing master agreement which was effective as of April 19, 2010, the bridge loan payment reflected in the table as due on March 31, 2010 was to be due on July 30, 2010. As of July 29, 2010, Prisa has obtained a bank extension for the maturity of the bridge loan until November 30, 2010. This maturity will, however, automatically be extended to May 19, 2013 upon the satisfaction of the conditions contained in the refinancing master agreement, as discussed in “— Refinancing Master Agreement” below.

The table below details the liquidity requirements of Prisa as of June 30, 2010, pursuant to its loan agreements:

	Thousands of
Maturity	Euros	Floating Euribor Rates

Within 3 months(1)(2)	1,861,871	0.5%
From 3 to 6 months(2)	298,226	1.0%
From 6 to 9 months	70,738	1.1%
From 9 to 12 months	303,863	1.2%
From 1 to 2 years	813,728	1.3%
From 2 to 3 years	1,325,688	1.8%
After 3 years	279	2.2%

Total	4,674,393

(1)	As of July 29, 2010 Prisa has obtained a bank extension for the maturity of the bridge loan (which amounts to €1.76 billion) until November 30, 2010, as discussed above.

(2)	The liquidity requirements in June, 2010 reflect the €217.4 million decrease in the debt situation as a consequence of the sale of a 25% stake in Santillana.

Additionally, cash interest obligations on financial debt have decreased due mainly to lower interest rates.

The Prisa syndicated loan and credit facility and bridge loan agreement contain maintenance covenants requiring Prisa’s compliance with certain financial ratios. As of the date of this proxy statement/prospectus, Prisa is in compliance with all such maintenance covenants. Prisa currently anticipates that it will be able to meet these covenants in the future provided that the restructuring process described in “Recent Developments—Recent Developments of Prisa” is completed successfully.

Prisa’s financing agreements also contain other customary provisions. They include covenants not to incur additional debt or grant loans, credit, unsecured loans or any type of financing to third parties (except in certain expressly permitted scenarios), not to issue any guarantee (except in certain expressly permitted scenarios) and not to make any investment in excess of agreed-upon threshold amounts, among others.

Bank Borrowings

The amount of Prisa’s bank debt as of December 31, 2009, 2008 and 2007 and as of June 30, 2010, by loan and facility, is set forth in the table below:

	Six Months Ended	For the Years Ended December 31,
	June 30, 2010	2009	2008	2007
	(thousands of euros)

Syndicated loan and credit facility to Prisa	1,571,206	1,739,910	1,760,745	1,875,470
Bridge loan to Prisa	1,712,777	1,791,608	1,786,375	—
Syndicated loan and credit facility to Sogecable	740,666	707,554	801,331	805,108
Subordinated loan to Prisa	134,000	134,000	134,000	50,000
Loans	21,640	20,480	29,892	93,453
Credit facilities	304,457	305,067	340,652	246,222
Finance leases and other	11,166	15,706	27,174	24,165

Total	4,495,912	4,714,325	4,880,169	3,094,418

As of December 31, 2009, Prisa’s debt is scheduled to mature in the amounts and in the years specified in the table below:

			Drawn-Down	Drawn-Down
			Amount	Amount
			Maturing at	Maturing at
	Maturity	Limit	Short Term	Long Term
		(thousands of euros)

Syndicated loan and credit facility to Prisa	2013	1,747,305	305,307	1,441,998
Bridge loan to Prisa	2010	1,835,837	1,835,837	—
Subordinated loan to Prisa	2013	134,000	—	134,000
Syndicated loan and credit facility to Sogecable	2011	750,000	495,000	225,000
Credit facilities	2010-2012	418,912	193,650	111,500
Loans	2010-2023	20,480	8,166	12,314
Finance leases, interest and others	2010-2023	15,705	8,852	6,851
Loan arrangement costs	2010-2013	—	(50,450)	(13,700)

Total		4,922,239	2,796,362	1,917,963

As of June 30, 2010, Prisa’s debt is scheduled to mature in the amounts and in the years specified in the table below:

			Drawn-Down	Drawn-Down
			Amount	Amount
			Maturing at	Maturing at
	Maturity	Limit	Short Term	Long Term

Syndicated loan and credit facility to Prisa	2013	1,577,520	135,522	1,441,998
Bridge loan to Prisa	2010	1,758,188	1,758,188	—
Subordinated loan to Prisa	2013	134,000	—	134,000
Syndicated loan and credit facility to Sogecable	2011	750,000	637,500	112,500
Credit facilities	2010-2012	403,561	247,585	57,030
Loans	2010-2023	21,640	19,397	2,243
Finance leases, interest and others	2010-2023	11,166	5,929	5,235
Loan arrangement costs	2010-2013	—	(51,790)	(9,425)

Total		4,656,075	2,752,331	1,743,581

Prisa Syndicated Loan and Credit Facility

In May 2006, Prisa entered into a syndicated loan and credit facility with a group of 40 banks, led by HSBC Bank plc as administrative agent for financing up to a maximum amount of €1,600.0 million. Prisa’s syndicated loan and credit facility consisted of two components: a long-term loan in the amount of €1,300.0 million and a credit facility for a maximum amount of €300.0 million, drawable throughout the term of the loan, which is due in May 2013. The proceeds of the Prisa syndicated loan and credit facility were used to refinance a bridge loan of €988.4 million arranged by Prisa in 2005 to finance the takeover bid for 20% of Sogecable. The syndicated loan and credit facility was also used to refinance the debt then held by Prisa and its subsidiaries, excluding Sogecable, and to finance Prisa’s operating needs. The Prisa syndicated loan and credit facility, for an initial term of seven years, is scheduled to come payable in full in 2013.

In June 2007, Prisa and the same syndicate of banks amended the Prisa syndicated loan and credit facility to refinance a second bridge loan, in the amount of €450.0 million, granted to Prisa in 2006 by certain banks to finance Prisa’s takeover bid for shares of Media Capital and to meet the costs and expenses related to this acquisition. Following this amendment, the outstanding principal amount of Prisa’s syndicated loan and credit facility, as amended, amounted to €2,050.0 million, and consisted of a long-term loan for up to €1,675.0 million and a revolving facility for up to €375.0 million.

Repayment of the syndicated loan and credit facility commenced in 2007 with the payment of €97.8 million and will end in May 2013. With respect to the remaining balance of the loan at December 31, 2009, €30.0 million was paid in March 2010 and €70.1 million was paid with the proceeds from the sale of a 25% interest in Santillana, which was completed on April 29, 2010. Additionally, €69.7 million of the syndicated loan and credit facility have been prepaid with the proceeds of the sale of a 25% stake in Santillana. The schedule for the future repayment of the outstanding portion of the syndicated loan and credit facility as of December 31, 2009 and as of June 30, 2010 is set forth in the table below. The table excludes the €375.0 million drawn under the revolving credit facility portion of the loan.

	(thousands of euros)
Maturity	As of June 30, 2010	As of December 31, 2009

2010	135,522	205,192
2011	305,685	305,685
2012	350,929	350,929
2013	410,384	410,384

	1,202,520	1,272,190

The terms of the syndicated loan and credit facility provide for interest payments calculated as a determined spread over the Euro Interbank Offered Rate, often referred to as Euribor.

In conformity with Prisa’s syndicated loan and credit facility, Prisa has arranged interest rate hedges which establish interest rate caps. These hedges expire in September 2011.

The Prisa syndicated loan and credit facility is jointly and severally guaranteed by the significant subsidiaries of Prisa (excluding Sogecable) as defined in the agreement. As of December 31, 2009, these subsidiaries were El País, Grupo Empresarial de Medios Impresos, S.L., Santillana, Unión Radio and Vertix and as of June 30, 2010 these subsidiaries were El País, Grupo Empresarial de Medios Impresos, S.L., Unión Radio and Vertix. On April 29, 2010, as a result of the completion of the sale of 25% of the share capital of Santillana to DLJSAP, Santillana was released from its guarantee obligations under the syndicated loan and credit facility.

Prisa Bridge Loan Agreement

In December 2007, Prisa entered into a six-month financing agreement, referred to as the Prisa bridge loan, with HSBC Bank plc for a maximum amount of €4,230.0 million, and bearing interest at a market rate. The proceeds of the bridge loan were used to meet the financial obligations arising from the takeover bid presented to the CNMV for the remaining outstanding share capital of Sogecable. The Prisa bridge loan agreement consisted of three tranches, as described below:

•	Tranche A: €2,034.0 million, the proceeds of which were used to (i) acquire the remaining outstanding public shares of Sogecable, as part of Prisa’s takeover bid for Sogecable; (ii) meet the counter-guarantee obligations under the guarantee provided in relation to this takeover bid; and (iii) to cover the related costs and expenses of the takeover.

•	Tranche B: €2,052.0 million, the purpose of which was to refinance the syndicated loan and credit facility and the subordinated credit facility, in the event that the agent of the syndicated loan and credit facility, under of the majority of the syndicate’s lenders, notified Prisa of the early maturity of the syndicated financing due to noncompliance with certain obligations.

•	Tranche C: €144.0 million, the proceeds of which were used to finance the purchase of Sogecable shares, at a purchase price not exceeding the takeover bid price, during the period between the announcement of the bid and the end of the offering.

The Prisa bridge loan was amended on December 27, 2007 in order to adjust the principal amounts of Tranches A and C, without changing the total principal amount of the loan. Following this amendment, the principal amount under each of the tranches was as follows:

Tranche A:  €2,036.0 million

Tranche B:  €2,052.0 million

Tranche C:  €142.0 million

On February 29, 2008, the Prisa bridge loan agreement was amended. This amendment was made in conjunction with the sale by HSBC Bank plc, on February 29, 2008, of a portion of the loan to Banesto, BNP Paribas, Natixis, la Caixa and Caja Madrid. These lenders, together with HSBC, comprise the 2007 Prisa bridge financing mandatory lead arrangers (often referred to as the MLAs).

On May 22, 2008, following the completion of Prisa’s takeover bid for Sogecable, the bridge loan was amended to increase the principal amount to allow Prisa to exercise squeeze-out and sell-out rights on the shares of Sogecable. Following the exercise of these rights by Prisa, Sogecable became a wholly owned subsidiary of Prisa.

On June 20, 2008, the Prisa bridge loan agreement was amended to extend its maturity until July 18, 2008 and to cancel Tranche B in full. On July 14, 2008, Prisa and the MLAs again amended the bridge loan to accommodate the additional debts incurred by Prisa in connection with its takeover bid for Sogecable. Following this amendment, Prisa negotiated an extension of the final maturity date in order to allow sufficient time to restructure its audiovisual business and debt structure. On July 18, 2008, Prisa and the MLAs entered into another amendment providing for the following:

(i)	Extension of the maturity of the loan until March 31, 2009; and

(ii)	Full cancellation of Tranche C of the loan in the amount of €142.0 million, and the reduction of the principal amount under Tranche A of the loan by €87.1 million. Accordingly, the principal amount of the borrowings under the bridge loan agreement was established as €1,948.9 million.

In August 2008, Prisa repaid €113.1 million of the bridge loan.

On November 10, 2008, Prisa amended the loan agreement to adjust the applicable spread and to provide that Prisa will not pay dividends until its net debt is reduced.

On March 31, 2009, the bridge loan was amended to extend the maturity date to April 30, 2009.

On April 30, 2009, the term was again extended, to May 14, 2009.

On May 13, 2009, Prisa entered into an amendment to extend the term of the bridge loan until March 31, 2010. Prisa was required to, and did, obtain authorization for this amendment from the banks participating in the Prisa syndicated loan and credit facility.

On February 22, 2010, within the framework of the debt restructuring process, described in “Recent Developments—Recent Developments of Prisa,” Prisa reached an agreement in principle with the bridge lenders to extend the maturity of the bridge loan until May 19, 2013, subject to approval of Prisa’s lenders under its syndicated loan and credit facility, among other conditions. Prisa’s lenders under its syndicated loan and credit facility formally granted the required consent as of April 19, 2010 as part of the refinancing master agreement which was effective as of that date. The refinancing master agreement and its effects on the bridge loan are described under the heading “—Refinancing Master Agreement.”

Prisa has secured the obligations arising from the Prisa syndicated loan and credit facility and the Prisa bridge loan by a security interest in the shares of Sogecable, the shares held indirectly by Prisa in Media Capital, and Prisa’s interest in Santillana. On April 29, 2010, as a result of the completion of the sale of 25% of the share capital of Santillana to DLJSAP, the pledge of equity interests over the shares of Santillana has been released solely to the extent of the amount of such shares sold to DLJSAP.

With respect to the bridge loan agreement, in consideration for the lenders under such bridge loan agreement having agreed on various occasions to extend the maturity date of the bridge loan agreement, Prisa agreed to pay such lenders variable cash compensation determined by reference to the market price of Prisa’s ordinary shares during the period from the effective date of the amendment of April 19, 2010 through its maturity date (assuming the conditions to extension described in “— Refinancing Master Agreement” below, are satisfied, May 19, 2013) and payable over such period.

Prisa Subordinated Credit Facility

On December 20, 2007, in order to supplement the financing obtained under the Prisa bridge loan to finance the bid for Sogecable, Prisa arranged a subordinated credit facility of €200.0 million, bearing interest at market rates. The proceeds of the loan were used to finance Prisa’s purchase of Sogecable shares on the stock market. The subordinated credit facility agreement matures on May 20, 2013. The payment of any amount owed pursuant to this agreement is subordinated to Prisa’s obligations under its syndicated financing agreement and its bridge loan agreement.

As of December 31, 2009 and as of June 30, 2010, the principal balance drawn against this facility was €134.0 million. The maximum amount of this facility has been reduced to coincide with this amount.

Sogecable Syndicated Loan and Credit Facility

In 2005, the Sogecable Group renegotiated the terms and conditions of its outstanding financing agreements. In July 2005, Sogecable entered into a new syndicated loan agreement, replacing the prior agreement, for a principal amount of €1,200.0 million. This new agreement consists of a long-term loan of €900.0 million, principal amount, and a short-term credit facility of €300.0 million, principal amount, drawable throughout the term of the loan. The agreement provided that the long-term loan would mature after six-and-a-half years and be repayable in ten consecutive semi-annual installments. Repayment began in 2007 and will end in December 2011.

As of December 31, 2009, a total of €450.0 million had been repaid. The outstanding principal loan repayments and the year in which they will be paid are set forth in the table below:

Maturity
(thousands of euros)

2010	225,000
2011	225,000

450,000

Prisa has negotiated with the banks of the syndicated loan and credit facility of Sogecable in order to adapt the maturities for 2010 to the expected timetable for the closing of the sales of assets of Sogecable. As of August 5, 2010, Sogecable has obtained a new payment schedule for its financial debt obligations for June 2010.

The Sogecable syndicated loan and credit facility bear interest at market rates. The Sogecable Group entered into hedging arrangements to cap the effective interest rate, as required by the terms of the agreement.

The Sogecable syndicated loan and credit facility requires that Sogecable comply with certain obligations, including a limit on bank borrowings, other than pursuant to this agreement, of €100.0 million. Sogecable also agreed to restrictions on the following:

•	guarantees and financing that Sogecable may provide to non-significant subsidiaries and third parties;

•	change in control of the shareholdings in Sogecable;

•	the sale or disposal of its shares or ownership interests in significant Sogecable subsidiaries;

•	the distribution of dividends, except in certain cases; and

•	the sale or disposal of significant assets of significant Sogecable subsidiaries.

Sogecable must also maintain certain financial ratios during the term of the loan.

This agreement is jointly and severally guaranteed by Sogecable’s significant subsidiaries. As of December 31, 2009 and as of June 30, 2010, this list includes: CanalSatélite, DTS, Sociedad General de Cine, S.A., Sogepaq, S.A. and Compañía Independiente de Televisión, S.L. Although AVS is also a Sogecable significant subsidiary, it is excluded as guarantor of the loan until compliance with certain terms and conditions of the agreement require its joinder. In June 2010, following the merger of CanalSatélite and DTS, the Sogecable group companies which were guarantors were DTS, Sogecine, Sogepaq, S.A., and Sociedad General de Televisión Cuatro, S.A.

Pursuant to the agreement, Sogecable granted security interests in all equity interests owned by Sogecable in its significant subsidiaries and the loan guarantors, in trademarks and other intangible and tangible assets and in present and future collection rights.

The above descriptions of each of the Prisa syndicated loan and credit facility, the bridge loan agreement, the subordinated credit facility and the Sogecable syndicated loan and credit facility are qualified by reference to the full documents (or with respect to documents in the Spanish language, the summary thereof) filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

Refinancing Master Agreement

Pursuant to a refinancing master agreement among Prisa, the lenders party thereto and HSBC, as administrative agent, each of the lenders under the syndicated loan and credit facility and the bridge loan agreement, and certain individual lenders under credit facilities of Prisa and its subsidiaries, or the lender group, agreed to consent to the restructuring, including the modification of the terms and conditions of the bridge loan agreement. The refinancing master agreement was effective as of April 19, 2010. The refinancing master agreement extended the maturity date of the bridge loan until July 30, 2010. On or prior to July 30, 2010, provided that the conditions to effectiveness described in the refinancing master agreement were satisfied, the bridge loan agreement would automatically have been further amended to, among other things, extend the maturity date from July 30, 2010 to May 19, 2013.

Prisa has negotiated with its lenders with the objective of modifying the established schedule of the debt restructuring process to match the necessary period to obtain the required authorizations and approvals, both from the CNMV and the US SEC and from the shareholder meetings of Prisa and Liberty, in order to complete the business combination with Liberty. On July 29, 2010, Prisa’s lenders granted an extension for the maturity of the bridge loan until November 30, 2010. If the conditions to effectiveness described below are satisfied by November 30, 2010, the maturity date of the bridge loan will automatically be extended to May 19, 2013.

Conditions to Effectiveness.  The conditions to the consent of the lender group to the restructuring set forth in the refinancing master agreement and the amendment agreement include, among other things, the following:

•	application of the proceeds from the Santillana transaction (which was completed on April 29, 2010) in accordance with the terms of the refinancing master agreement;

•	provision of evidence that Prisa has completed the disposal of a minority interest in Media Capital;

•	receipt of not less than €450 million ($613.8 million based on an agreed euro to dollar exchange rate of 1.364) from the proceeds of the business combination transaction; and

•	to the extent that a new pledge of shares of Digital+ and Telecinco have been granted, provision of evidence that such pledge agreements have been executed.

Prisa has satisfied the condition that required Prisa to pay €70.1 million of the outstanding amount of the syndicated loan and credit facility by using a portion of the proceeds from the Santillana transaction (see “Use of Proceeds of Restructuring”).

Additional Undertakings.  The refinancing master agreement requires certain additional affirmative undertakings by Prisa, including:

•	on the date of the execution of the refinancing master agreement, Prisa shall grant to the lender group a pledge over the shares of Unión Radio held by Prisa;

•	on or prior to November 30, 2010, (i) the Media Capital transaction shall have been consummated and (ii) Prisa shall have repaid, pro rata to the lenders under each of the syndicated loan and credit facility and the bridge loan agreement, the proceeds of such Media Capital transaction (other than €30.0 million thereof retained for working capital purposes);

•	within one month of the application of the proceeds from the Digital+ dispositions to Telefónica and to Telecinco have been applied, and the Sogecable syndicated loan and credit agreement shall have been repaid in full, Prisa shall grant to the lender group a pledge of the shared representing 56% of the shares of DTS; and

•	Prisa shall pledge the shares held by Prisa in Telecinco, within one month after Prisa subscribes for the shares in the capital increase in Telecinco as contemplated by the Telecinco transaction.

Release of Collateral Support.  In connection with the effectiveness of the restructuring, the lenders under each of the syndicated loan and credit facility and the bridge loan agreement, and certain individual lenders under credit facilities of Prisa and its subsidiaries, have agreed to release the guarantees provided by certain subsidiaries of Prisa upon consummation of the sales of minority interests in such subsidiaries as contemplated by the restructuring. Each of the pledges of equity interests over the shares of Digital+, Media Capital and Santillana will be released solely to the extent of the amount of such shares sold to the third party acquirors thereof as contemplated by the restructuring.

Any breach of the obligations assumed by Prisa pursuant to the refinancing master agreement will entitle the agents thereunder, with the consent of the majority lenders under the syndicated loan and credit facility and the bridge loan agreement, respectively, to declare a default thereunder and terminate the refinancing master agreement.

The summary descriptions of each the amendment agreement and the refinancing master agreement are qualified by reference to the full documents (or with respect to documents in the Spanish language, the summary thereof) filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part.

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Prisa invested an aggregate amount of €19.1 million in research in 2007, 2008 and 2009 across all of its businesses.

In addition, Prisa continually adapts its management applications and processes to changes in Prisa’s businesses and technological changes in the industries in which Prisa operates. In order to achieve this, Prisa participates in national and international associations and forums which enable it to identify any improvements or opportunities for innovation and development in its services, processes and management systems.

In collaboration with its technology suppliers, Prisa’s audiovisual sector, through its subsidiary Sogecable, continually adapts its services and processes to new technology in an effort to provide cutting-edge services to its customers and subscribers. Therefore, in 2007, Digital+ started marketing iPLUS, a technologically advanced set-top box exclusively for Digital+ subscribers. The iPLUS can store up to 80 hours of programs, includes an enhanced Digital+ electronic program guide and provides access to terrestrial digital television. Digital+ started high-definition broadcasts at the beginning of 2008 through Canal+HD, the first Spanish television channel to broadcast in high definition, which can be seen by using the iPLUS set-top box.

Patents and Licenses

Prisa owns various brands under which it markets certain products and services in its different areas of operation. Notwithstanding the fact that Prisa believes that its most important brands are protected in Spain under the appropriate methods of brand registration, Prisa makes strong efforts and allocates considerable resources to increase its protection by applying for European Union brands for the European Union territory and for trademark protection in the North and South American countries in which it is present. Prisa’s most important brands are firmly established in the United States and Latin America, the most significant of which are El País and Cadena SER, which are protected outside of Spain and locally in certain countries in North and South America.

Prisa considers the following brands to be its most important: Prisa, El País, El País Digital, Cinco Días, AS, Plural, Cuatro, Digital+, TVI, Cadena SER, 40 Principales, Cadena Dial, M-80, Santillana, Alfaguara, Richmond English and Aguilar.

Prisa supervises its brands centrally with the aim of controlling and monitoring its brand portfolio and capitalizing on the existing portfolio to the extent possible, so that each Prisa company can harness the information held by the others or even obtain user licenses for brands owned by another Prisa company.

With regard to the Internet, Prisa has registered domain names for its most important brands with the “.com” and “.es” extensions, in most cases.

TREND INFORMATION

The media industry is highly sensitive to changes in general economic conditions, particularly to the advertising cycle, which is linked directly to gross domestic product.

Consistent with the international economic environment and, in particular, the performance of the Spanish economy, the media industry has experienced declines since the end of 2007, with the declines being more severe in developed countries than in emerging economies. There has also been a marked shift in advertising investment away from traditional print media towards digital media.

As a result of these trends, Prisa has taken the following actions to allow it to respond flexibly and efficiently to changes in the business environment:

•	implementation of cost-cutting programs, including restructuring of printed media, use of cross-selling models and multimedia advertising sales.

•	fostering and development of the digital business.

•	expansion outside of Spain.

Prisa’s exposure to the advertising market’s negative trend is limited due to Prisa’s diverse sources of revenue, of which advertising revenue accounted for 28% of the total amount in 2009. Thanks, in part, to the leadership of Prisa’s brands, Prisa’s media businesses, the advertising revenue of which declined by 15.8% in 2009, outperformed the market, which shrank in 2009 by 21%.

During the first half of 2010, the advertising market in Spain increased by 3.5%. During this period, advertising revenue accounted for 31% of Prisa’s total revenue and increased by 9.8% compared to the same period in 2009, outperforming the market.

Cost Containment and Investment Program

Prisa began a cost containment program in 2009 (see “Information About Prisa — Operating and Financial Review”). As part of its cost containment initiatives, Prisa decreased its capital expenditures by 32.8% from 2008 to 2009 and operating expenses, excluding depreciation and amortization, decreased by 15.3%. Prisa has continued these cost containing initiatives in 2010: in the first half of 2010, operating expenses excluding depreciation and amortization decreased by 6.8% compared to the same period of 2009.

Digital Development and Cross-Cutting Synergies

In response to the current trend away from traditional print media and towards digital media, Prisa has implemented a new digital strategy intended to transform its business model so that its various traditional lines of business develop in a technologically advanced environment with a clear personalized focus for its millions of customers. Prisa’s digital strategy is based on a consumer-oriented model in which its products are distributed to the customers based on their preferences. By improving its knowledge of its customers’ profiles, fostering synergies based on transversal initiatives, and leveraging resources and expertise in all its businesses, Prisa expects to be able to offer value added to its advertisers, improve the effectiveness of its sales strategy and capitalize on its digital assets.

In connection with its ongoing strategic effort (see discussion in “Information About Prisa—Prisa’s Business”), Prisa has taken the following steps:

•	Implementation of an online and multichannel strategy at each of the various business units, through a variety of initiatives, which has resulted in, according to Omniture, over 40 million users per month for Prisa’s websites across all of its business segments. Also according to Omniture, at present El País.com has 17 million unique users, with nearly 30% of these from outside Spain.

•	El País has launched El País Plus, a mobile phone service, and was the first Spanish daily to launch a native application for the iPhone and to sign an agreement with Amazon to offer a Kindle edition.

•	Radio content is streamed through Prisa’s internet-based digital supports and mobility platforms, via over 40 different websites in ten countries and over ten million unique users per month.

•	Santillana is increasing its digital content catalogue and has created what Prisa believes to be a new educational system in which content is provided by digital media (text, videos, audio, etc.). Through its integrated learning systems Santillana provides students, teachers and households with multimedia services and resources, in addition to textbooks. In 2010, Santillana launched, in partnership with six other publishers, Libranda, the biggest Spanish distribution platform for books.

•	Santillana has also developed digital media to complement some of its literary offerings, including interactive online games and online common-interest communities, such as fan pages on Facebook.com for books published by Santillana.

•	In pay television, Sogecable creates products for mobile phones and the internet and has pioneered the introduction of high-definition and interactive services in Spain.

•	Prisa believes it is the leading provider of audiovisual content over the internet in Spain and as of the date of this proxy statement/prospectus has more than 1,300 published videos and 6.2 million streams per month on Cuatro and 6.1 million streams per month on youtube.com/cuatro and more than 200,000 premium videos streamed monthly from digitalplus, es.

Expansion outside of Spain

Prisa enhanced its presence outside of Spain in 2009. This sector accounted for 23% of total operating income (revenues) (2008: 19%). In the six months ended June 30, 2010, 25% of Prisa’s operating revenue came from outside of Spain (21% in the first half of 2009). Prisa seeks to continue its expansion outside of Spain in order to enable it to diversify country risk.

Other matters

Prisa’s other businesses, such as education, are generally less impacted by the economic cycle. Although the sale of educational books and training services may be affected by general economic conditions, the overall trend in emerging countries is to increase educational expenditure.

The education industry is highly seasonal since it is based on the performance of sales campaigns in each hemisphere (north and south) and it depends considerably on institutional orders, which are not always recurrent year after year.

The education business line accounted for 19% of Prisa’s total revenues in 2009 (compared with 15% in 2008). The education business line also accounted for 19% of Prisa’s total revenue in the first half of 2010 (compared with 17% in the first half of 2009). Books and training sales increased by 3.6% in 2009 in comparison with 2008, with 67.0% of revenue being derived outside Spain and Portugal. Books and training sales increased by 8.0% in the first half of 2010, as compared to the first half of 2009.

Since most of the education revenue is obtained in non-euro countries, Prisa depends to a certain extent on the performance of the related currency. The depreciation of currencies against the euro had an adverse impact on education revenue. Disregarding this impact, 2009 revenue would have increased by 3.8%.

Prisa’s pay television subscriptions are also less sensitive to economic cycles. Revenue from subscribers accounted for 31% of Prisa’s total revenues in 2009 (compared with 29% in 2008) and for 30% of Prisa’s total revenue in the first half of 2010 (compared with 32% in the first half of 2009). The decline in Digital+ subscribers in the first half of 2010 showed an improvement over the decline experienced in the first six months of a 2009 (a decrease of 60,962 in the first half of 2010 compared to a decrease of 104,072 in the first half of 2009), with a net positive increase in subscribers in the month of June 2010.

Prisa believes that improvement in the decline in subscribers between the first halves of 2010 and 2009 would have been more pronounced had there not been delay in the implementation of third-party premium content distribution. During the first six months of 2010, agreements for premium content distribution have been entered into with Jazztel and Telecable, and these relationships have so far been successful. As of August 1, 2010, Prisa has entered into an additional distribution agreement with Orange and negotiations are currently underway with other telecom operators.

OFF-BALANCE SHEET ARRANGEMENTS

Prisa acts as guarantor for bank loans, credit facilities and public contracts granted to Iberbanda, S.A., a former subsidiary of Prisa currently controlled by Telefónica, for a maximum amount of €27.6 million as of December 31, 2009 and as of June 30, 2010.

At December 31, 2009, Prisa had provided bank guarantees amounting to €191.9 million and $35.5 million mainly in relation to tax assessments against Prisa and its subsidiaries issued by the tax authorities that were signed on a contested basis and litigation against Sogecable relating to soccer rights respectively. There have been no significant changes in the first half of 2010.

In 2008 Dédalo and its subsidiaries entered into a syndicated loan and credit agreement for €130 million mainly in order to cover the costs of the restructuring carried out and to cover the operating losses of the photogravure and offsetting businesses. Prisa has guaranteed all the debt and the underlying hedges related to the financing since November 2009. Additionally, as of March 2010, Prisa has agreed to indemnify the majority shareholders of Dédalo for third-party claims resulting from actions taken by Dédalo in defense of Prisa’s interests or following its instructions.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Prisa’s obligations under firm contractual arrangements as of December 31, 2009 are summarized below:

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(thousands of euros)

Financial debt	4,714,325	2,796,362	998,420	919,299	244
Cash interest obligations on financial debt(1)	273,917	79,959	143,961	49,936	61
Cash receipts/payments on derivative financial instruments(2)	18,351	13,052	5,299	—	—
Operating leases(3)	618,151	73,574	139,448	141,847	263,282
Future commitments(4)	1,325,443	570,782	590,354	85,811	78,496
Guarantees(5)	392,822	9,846	79,123	66,300	237,553
Other long-term liabilities(6)	16,958	—	—	—	16,958

TOTAL	7,359,967	3,543,575	1,956,605	1,263,193	596,594

(1)	Interest obligations on long-term debt represent an estimate of future cash interest expenses based on current interest rates, current debt levels and scheduled debt repayments.

(2)	Cash receipts and payments on derivative financial instruments represent an estimate of future cash receipts and payments based on current expectations of interest rate levels and foreign exchange rates.

(3)	Operating leases includes the minimum lease payments arising from several assets and services used by Prisa. The most significant ones are the buildings in Gran Vía 32, Miguel Yuste and Caspe, the provision of analog, digital terrestrial and satellite broadcasting services and radio broadcasting services (the most significant lease relates to Media Latina).

(4)	Future commitments represents an estimate of contractual commitments of Sogecable and Media Capital with various suppliers and consumers for future program broadcasting rights and the exploitation of image rights and sports rights. In addition, it includes the payments required under the agreement between Prisa and Indra for provision of global IT services by Indra for seven years as of December 31, 2009.

(5)	Guarantees with undetermined expiration are included in the more than five years due period.

(6)	Other long-term liabilities includes long-term provisions for taxes related to the estimated amount of tax debts arising from tax audits of various Prisa companies in process as of December 31, 2009. As the expiration date is undetermined, this amount is included in the more than five years due period.

In the first half of 2010 there have been no significant changes in the distribution of obligations except for financial debt.

With the funds from the sale in April 2010 of a 25% stake of Santillana to DLJ SAP, Prisa’s financial debt has been reduced by €217.4 million. Additionally, cash interest obligations on financial debt have decreased due mainly to lower interest rates.

		Less than			More than
	Total	1 year	1-3 Years	3-5 Years	5 Years
	(thousands of euros)

Financial debt	4,495,912	2,452,330	2,043,317	62	203
Cash interest obligations on financial debt(1)	178,481	82,368	96,099	5	9

The table above reflects that the bridge loan is due on July 30, 2010. As of July 29, 2010, Prisa’s lenders granted an extension for the maturity of the bridge loan until November 30, 2010. For additional discussion see “Information About Prisa—Liquidity and Capital Resources.”

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

The following table sets forth certain information as of December 31, 2009 with respect to the members of the board of directors of Prisa. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid. Prisa expects that Mr. Martin Franklin and Mr. Nicolas Berggruen will join Prisa’s board of directors in connection with the business combination. Messrs. Franklin’s and Berggruen’s biographies are included in this proxy statement/prospectus in “Information About Liberty—Management of Liberty.”

Article 8 of the Prisa Board of Directors Regulation provides the following with respect to classification of directors:

•	Executive Directors: Executive directors include the chairman of the board, the chief executive officer, or CEO, of Prisa and any other director who serves in any other capacity where he or she assumes managerial responsibilities within Prisa or any of its subsidiaries;

•	Proprietary Directors: Proprietary directors are directors proposed by significant, stable shareholders of Prisa; and

•	Independent Directors: Independent directors are professionals of recognized prestige who do not have any relationships to the executive team of Prisa or to significant shareholders of Prisa that would compromise their independence.

			Date of Initial	Date Current
Name	Age	Position on the Board	Appointment	Term Ends(1)

Ignacio Polanco Moreno(4)	55	Chairman (executive)	March 18, 1993	March 13, 2013
Juan Luis Cebrián Echarri(5)	65	Chief Executive Officer (executive)	June 15, 1983	June 18, 2014
Alfonso López Casas	54	Director (executive)	April 17, 2008	December 5, 2013
Emiliano Martinez Rodriguez	69	Director (executive)	June 15, 1989	June 18, 2014
Manuel Polanco Moreno(4)(5)	49	Director (executive)	April 19, 2001	March 23, 2011
Matías Cortés Domínguez(5)	72	Director (independent)	March 25, 1977	June 18, 2014
Gregorio Marañón Bertrán De Lis(5)(7)	67	Director (independent)	June 15, 1983	June 18, 2014
José Buenaventura Terceiro Lomba(5)(6)(7)	66	Director (independent)	November 15, 1990	March 23, 2011
Diego Hidalgo Schnur(5)(7)	67	Director (proprietary)(3)	June 17, 1982	March 13, 2013
Ramón Mendoza Solano(6)	56	Director (proprietary)(3)	April 19, 2001	March 23, 2011
Ágnes Noguera Borel(5)(6)	46	Director (proprietary)(3)	April 20, 2006	March 22, 2012
Borja Jesús Pérez Arauna(6)	40	Director (proprietary)(2)	May 18, 2000	June 30, 2015
Adolfo Valero Cascante(5)(7)	68	Director (proprietary)(2)	October 20, 1988	June 18, 2014
Iñigo Dago Elorza	46	Non-Director Secretary

(1)	Pursuant to Article 18 of Prisa’s by-laws, Prisa directors serve five year terms, or until their earlier resignation. However, pursuant to Article 145.1 of the Spanish Commercial Registry Regulations, a director’s board membership lapses when, subsequent to the expiration of the director’s term, the first of the following events occurs: (i) the general shareholders’ meeting is held, or (ii) when the statutory period for holding the general shareholders’ meeting for the appointment of directors has passed, which is six months following the end of Prisa’s fiscal year.

(2)	Nominated by Timón, S.A., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(3)	Nominated by Promotora de Publicaciones, S.L., a controlled entity of Rucandio, which, in turn, is a family company controlled by Ignacio, María Jesús and Manuel Polanco Moreno, by their mother, Isabel Moreno Puncel, and by the children of Isabel Polanco Moreno, i.e., Jaime, Lucía, Isabel and Marta López Polanco.

(4)	Ignacio and Manuel Polanco Moreno are related to certain other Prisa directors and officers, as discussed below in “— Family Relationships.”

(5)	Member of the executive committee.

(6)	Member of the audit committee.

(7)	Member of the corporate governance, nomination and remuneration committee.

Ignacio Polanco Moreno is chairman of Grupo Prisa, Timón, S.A., or Timón, and Promotora de Publicaciones, S.L., or Promotora de Publicaciones, which together hold the majority of the issued and outstanding share capital of Prisa. Mr. Polanco holds a degree in Economics from the Universidad Complutense de Madrid and holds an MBA from the Instituto de Empresa. He has spent his entire professional career at Timón and Prisa. He was a director of Grupo Santillana de Ediciones until 2000, and served as deputy to the chairman of Prisa from 2000 until 2006. In November 2006, he was appointed vice president, a position he held until he was appointed as chairman in July 2007. Within Grupo Prisa, he is chairman of Diario El País, Unión Radio and Sociedad Española de Radiodifusión. He is also a member of the board of directors of Sogecable.

Juan Luis Cebrián Echarri is CEO of Grupo Prisa, chairman of its executive committee, CEO of Diario El País and Sociedad Española de Radiodifusión, deputy chairman of Sogecable, and a writer and member of the Spanish Royal Academy. He has served as CEO of Grupo Prisa since November 1988. He also served as CEO of Sogecable from its founding in 1989 through 1999. Mr. Cebrián studied Philosophy at the Universidad Complutense and graduated from the Madrid Official School of Journalism in 1963. He was a founding member of the magazine Cuadernos para el Dialogo (1963) and worked as senior reporter and deputy editor of the Pueblo and Informaciones de Madrid daily newspapers from 1963 to 1975. He also managed the news service for Televisión Española. Mr. Cebrián was the founding editor of the daily newspaper, El País, which he edited from 1976 to November 1988. From 1986 to 1988 he was also the chairman of the International Press Institute (I.P.I). In November 2003, he was elected chairman of the Association of Spanish Daily Newspaper Publishers (AEDE), a position he held for one year.

Emiliano Martínez Rodríguez is an executive director of Prisa. Mr. Martínez is a graduate of the Faculty of Philosophy and Arts at the Universidad Complutense de Madrid, and has a postgraduate diploma in Industrial Psychology from the University’s School of Psychology where he subsequently lectured in Experimental Pedagogy. In 1966, he joined the Santillana publishing house where he became editorial manager, general manager and vice chairman. Mr. Martínez is the current chairman of the Santillana Group, a post he has held since October 2001. Mr. Martínez has been a director at Prisa since 1989 and is also a member of the board of directors of Diario El País. He has also held the role of chairman of the Madrid Association of Publishers, deputy chairman of the Association of Publishers of Books and Teaching Materials and chairman of the Spanish Publishers’ Guild Federation.

Manuel Polanco Moreno is an executive director of Prisa. Mr. Polanco holds a degree in Business and Economic Sciences from the Universidad Autónoma de Madrid, where he specialized in International Finance. Mr. Polanco, who has spent his entire professional career at Prisa, has held roles in almost all of Prisa’s business lines, including publishing, advertising, audiovisual media and written press. In 1991, he was charged with managing Santillana Chile; he also assumed responsibility for Santillana Perú in 1992, which he managed simultaneously until 1993, when he moved to Mexico City to become the general manager of the daily newspaper La Prensa and to establish the American edition of El País. In late 1996, Mr. Polanco was named head of international management for the Grupo Editorial Santillana in the United States, based in Miami, with responsibility for the 21 companies located in Latin America and the U.S. Upon his return to Spain in

1999, he was appointed chairman of Gerencia de Medios (GDM), the first multimedia sales head office in Spain and a pioneer in advertising sales. Soon thereafter, he was appointed chairman of Grupo Empresarial de Medios Impresos (GMI), the umbrella organization for all regional and specialized press at Prisa. In 2001, upon the consolidation of GMI into the Spanish Media Business Unit, Mr. Polanco became the assistant manager of the consolidated entity, in addition to his other responsibilities. In 2005 he was appointed CEO of the Portuguese media group, Media Capital, a position he left at the beginning of 2009 when he was named general manager of Prisa. Mr. Polanco has been the general manager of Prisa since 2009, a director since 2001, a member of its executive committee since 2008, and a director of Sogecable since 2006. In addition, he is a member of the board of directors of Sociedad Española de Radiodifusión and of Unión Radio.

Alfonso López Casas is an executive director of Prisa. Mr. López holds a degree in Law from the Universidad Complutense de Madrid. He joined Prisa as assistant general secretary in 1990, and managed the legal department from 1999 to 2006. In 2007, he was named general secretary of Unión Radio and Sociedad Española de Radiodifusión, Prisa’s radio broadcasting companies. He is a director and secretary of the board of directors of various Prisa subsidiaries.

Matías Cortés Domínguez is an independent director of Prisa. Mr. Cortés holds an undergraduate degree in law from the Universidad de Granada and a doctorate in Law from the Universitá di Bologna (Italy). In addition, he is a Professor of Political Economics and Tax at the Universidad de Granada, and a Professor of Finance and Tax Law at the Universidades Autónoma de Madrid and Complutense de Madrid. Mr. Cortés is also a partner at Cortés Abogados, the Spanish law firm. Mr. Cortés has been a director of Prisa since 1977, and is a member of its executive committee. He is also a member of the board of directors of Sacyr Vallehermoso, S.A.

Gregorio Marañón y Bertrán de Lis, marqués de Marañón, is an independent director of Prisa and serves as chairman of the corporate governance, nomination and remuneration committee. He holds a degree in Law from the Universidad Complutense de Madrid and completed the Executive Management Program at IESE. He has extensive experience in both legal practice and the financial industry. He was general manager of Banco Urquijo from 1975 to 1982, chairman of Banif from 1982 to 1984, a director of Argentaria and a director of BBVA. He is the chairman of the board of directors of Logista, Roche Farma, and Universal Music Spain. He is also a member of the board of directors of Viscofan and Altadis, as well as the chairman of the Advisory Board of Spencer Stuart, and a member of the advisory boards of Vodafone, Apax and Aguirre & Newman. Since 1983 he has been a director of Prisa, a member of its executive committee and chairman of its corporate governance, nomination & remuneration committee. He is also a member of the board of directors of Unión Radio, Sociedad Española de Radiodifusión and Sogecable. He holds the Gran Cruz de Alfonso X el Sabio and is an officer of the French National Order of the Legion of Honor.

José Buenaventura Terceiro Lomba is an independent director of Prisa. Mr. Terceiro is a Professor of Applied Economics at the Universidad Complutense de Madrid. He is the author of several prominent publications in the area of economics and business, including: “Diccionario de Economía,” “Estructura Económica,” “Socied@d digit@l” (finalist in the essay category of the National Literature Prize in 1997) and “Digitalismo. Hacia un nuevo horizonte socioeconómico.” Mr. Terceiro has been a director of Prisa since 1990. He is a member of the executive committee, chairman of the audit committee and a member of the corporate governance, nomination and remuneration committee. He is also executive deputy chairman of Abengoa and chairman of Bioetanol Galicia. He is a director of Telvent, of Iberia Líneas Aéreas de España and Corporación Caixa Galicia. He has a distinguished government service record, having served as undersecretary of the Cabinet Office, director general of Books and Libraries, national director of Education and deputy chairman of the Centre for Constitutional Studies.

Diego Hidalgo Schnur is a proprietary director of Prisa. He holds a law degree from the Universidad Complutense de Madrid (1964) and an MBA from Harvard University (1968). Mr. Schnur has been a director of Prisa since 1982 and is a member of its executive committee and corporate governance, nomination and remuneration committee. He also sits on the board of Diario El País, Sociedad Española de Radiodifusión and Sogecable. He is a member of the board of directors and executive committee of Corporación Empresarial de Extremadura, a patron of Fundación Transición Española, and author of the books, “El Futuro de España” and

“Europa, Globalización y Unión Monetaria.” In 2001, he was granted a doctorate, honoris causa, by Northeastern University, Boston and in 2002 he was awarded the Gran Cruz de la Orden del Mérito Civil. Mr. Hidalgo served as head of division at the World Bank from 1968 to 1977. Mr. Schnur was founder of FRIDA (Foundation for Research and Investment for the Development of Africa) and chairman of DFC (Development Finance Corporation) from 1974 to 2003. Mr. Schnur was CEO and chairman of Alianza Editorial, Editorial Revista de Occidente and Editorial Labor from 1983 to 1990 and also chairman of the Social Council of Universidad de Extremadura from 1986 to 1999. He also served as a fellow of the Weatherhead Center for International Affairs of Harvard University from 1994 to 1996, and since 1999, as a member of its advisory committee; and from 1996 to 1999, as senior fellow at the Center for European Studies, Harvard University.

Ramón Mendoza Solano is a proprietary director of Prisa. Mr. Mendoza holds a degree in law from the Universidad Complutense de Madrid. He has been a director and member of the audit committee of Prisa since 2001 and a director of Diario El País and Sogecable. He has extensive experience in the textile, automotive and real-estate industries. He is a member of the board of directors of various other companies, most notably Movilnorte, where he is executive chairman of the board of directors. From 1995 to 2001 he was chairman of Asociación Nacional de Concesionarios de BMW de España. He is chairman of Mixter Gestión, a company that operates business premises and automobile repair workshops in Madrid and Segovia. Ramón is also chairman of Mezunsa, which imports and distributes Emporio Armani and Armani Jeans in Spain and Portugal. He is chairman of Inversiones Mendoza Solano, a shareholder of Promotora de Publicaciones.

Agnès Noguera Borel is a proprietary director of Prisa. She holds degrees in Law and Art History from the Universidad de Valencia–Estudi General, a diploma in Gemology from the Universidad de Barcelona and is a chartered financial analyst (member of the Spanish Institute of Financial Analysts). Ms. Noguera has held a number of management positions in various companies and in various industries. In 2005 she was named CEO of Libertas 7, S.A., an investment and real estate development company, where she had been a director since 1988. She also represents Libertas 7, S.A. on the boards of directors of Banco de Valencia and Compañía Levantina de Edificación y Obras Públicas. Ms. Noguera is also a director of Bodegas Riojanas (representing Premier Mix) and of Adolfo Domínguez (representing Luxury Liberty). She joined the board of directors of Prisa in 2006 and is a member of its executive and audit committees. She is also a board member of Sogecable, Diario El País and Unión Radio. She is a member of Fundación Etnor para la Ética de los Negocios y las Organizaciones. In 1997, she was named a trustee of the Valencian foundations Libertas 7, Liber and Guerrer de Moixent, where she also serves as secretary.

Borja Jesús Pérez Arauna is a proprietary director of Prisa. He has a degree in Economics and Business Studies from the Universidad Complutense de Madrid and an MBA from the Instituto de Empresa de Madrid. He has been a director of Prisa since 2000 and is a member of its audit committee. He is a board member of Sociedad Española de Radiodifusión and Unión Radio. He is also a member of the Board of Trustees of Fundación Santillana. Mr. Pérez Arauna joined Timón in 1995 as investments manager and currently is the vice-chairman of Timón, the chairman of Qualitas Equity Partners and a director of Qualitas Venture Capital.

Adolfo Valero Cascante is a proprietary director of Prisa. He has a degree in Business Studies from ICADE. He has been a director of Prisa since 1988 and is a member of its executive committee and corporate governance, nomination and remuneration committee. He is also a director of Diario El País and Grupo Santillana de Ediciones. In 1968 Adolfo was appointed general manager of Timón and is currently the CEO of Rucandio, Timón and Promotora de Publicaciones (which own, directly and indirectly, a controlling equity interest in Prisa). He is also a member of the Board of Trustees of Fundación Santillana.

Iñigo Dago Elorza is the non-director secretary of the board of directors of Prisa. He holds a degree in Law from the Universidad Complutense de Madrid and served as lawyer for the Spanish government from 1988 until 2000, practicing as such in various bodies such as the Secretariat of Communications of the Ministry of Public Works, the State Tax Agency and the Valencia Regional Administrative Tribunal. He previously served as secretary of the board of directors of Retevisión and Alimentos y Aceites, S.A., and general secretary of Spanish Electricity Industry Association. He was appointed general secretary of Sogecable and of its board of directors in December 2000, and in 2009 he became general counsel of Prisa and non-director secretary of its board.

The following table sets forth certain information with respect to the executive officers of Prisa, as of December 31, 2009. The professional address of each of the directors is c/o Grupo Prisa, Gran Vía 32, 28013 Madrid.

Name	Age	Position	Position Since

Ignacio Santillana del Barrio(1)	62	General Manager and Chief Operating Officer	January 2009
Fernando Martinez Albacete(1)	39	General Secretary	March 2009
Augusto Delkader Teig(1)	60	Chief Executive Officer — Unión Radio	December 1998
Jesús Ceberio Galardi(1)	63	General Press Manager and General Director of Diario El País	May 2006
Miguel Ángel Cayuela(1)	49	Chief Executive Officer — Santillana	April 2008
Pedro García Guillén(1)	46	Chief Executive Officer — Sogecable	March 2009
Matilde Casado Moreno	48	Chief Financial Officer	October 2001
Iñigo Dago Elorza	46	Chief Legal Officer and Secretary of the Board of Directors	February 2009
Kamal M. Bherwani(1)	40	Chief Digital Officer	January 2010
Andrés Cardó	48	Director of Corporate Development and Marketing	January 2010
Oscar Gómez	48	Manager of Organization, Resources and Technology	February 2009
Bárbara Manrique	34	Communications Manager	October 2007
Virginia Fernández Iribarnegaray	40	Internal Audit Manager	May 2007

(1)	Member of the business and management committee.

Ignacio Santillana del Barrio has carried out his professional activity at Grupo Prisa since 2001, first as chief operations officer and presently (beginning in 2009) as general manager. Within Grupo Prisa, he is also President of Prisacom (in representation of Prisa). His professional career began in 1978 as an economist at the Asociación Española de Banca Privada (A.E.B.), and in 1985 he was appointed president of the Empresa Nacional de Innovación (ENISA). Two years later, in 1987, Mr. Santillana joined Grupo Telefónica as CFO, and in 1990 was appointed CEO of Telefónica Internacional and general manager of Telefónica. From 1997 to 1999, he was executive vice president and a member of the management committee of GTE (USA). Mr. Santillana holds a Ph.D. in Economics (1978) and a Master’s in Economics from Indiana University (Bloomington, Indiana, USA), a Ph.D. in Economics (1980) from the Universidad Autónoma de Madrid (Spain) and a Licentiate degree in Economics from the Universidad Central de Barcelona (Spain). He also obtained the Juan March Scholarship in 1974 and a Fulbright Scholarship in 1978. He is an associate professor of International Economics at the Universidad Autónoma de Madrid, chairman of the advisory board of Nokia España, a member of the boards of Banco Gallego and Iberbanda and a member of the advisory boards of Eptisa and AFI.

Fernando Martinez Albacete is general secretary of Prisa. He holds a degree in Economics and Business Studies from the Universidad Pontificia de Comillas (ICADE). He began his professional career in the Finance Department at the Corporate Unit of Prisa, where he assumed various management control and investment project evaluation responsibilities. He had previously worked in conjunction with The Santillana Group on several occasions. In 1998 he was appointed head of Planning and Control at Sogecable, and a year later, became director of Investor Relations following Prisa’s initial public offering. In 2001 he assumed responsibility for Sogecable’s Finance Department, in addition to his Investor Relations and Management Control responsibilities. In 2005 he was appointed head of Sogecable’s Economic and Financial Department. He stepped down from that post in 2009 to become general secretary of Prisa.

Augusto Delkader Teig serves as CEO of Unión Radio. He studied law and journalism in Spain before continuing his studies in the United Kingdom and U.S. He began his professional career at Diario de Cádiz where he was assistant editor, and later editor. He was also on the staff at the newspaper Informaciones, prior to its discontinuation. He was a founding member of the newspaper El País, where he held a number of important posts, including assistant editor, a position he held for ten years. When Diario El País acquired a majority equity interest in Cadena SER, Spain’s leading radio network, he joined the team there as head of the News Department. He was later named director of Cadena SER, with responsibility for the network’s four programming schedules. On December 19, 1991, he was named general manager of Cadena SER. In May 1993, Mr. Teig was appointed chairman of the Social Council at the Universidad de Cádiz by the Cabinet of the Autonomous Community Government of Andalucía. He was subsequently appointed to a second term in May 1997. He stepped down at the conclusion of his second term in May 2001. In July 1997, he was elected chairman of the Spanish Association of Commercial Radio Broadcasters (AERC), which an umbrella group representing almost all of the commercially financed and privately-owned radio stations in Spain. He remained in the post until July 1999. In December 1998, he was appointed CEO of Cadena SER and Unión Radio. He holds the Gold Medal of Andalucía and has been honored by his home city, Cadiz.

Jesús Ceberio Galardi serves as general press manager and general manager of El País. He studied journalism at the Universidad de Navarra and before joining the newspaper El País as a member of the founding editorial team, he worked at El Correo Español, El Pueblo Vasco, Informaciones and Televisión Española. He was El País’s first regional editor for the Basque region, and also the newspaper’s Mexico correspondent, section head, and assistant editor. He was deputy managing editor from June 1991 until November 1993, when he was appointed editor-in-chief of El País. He was named general press manager of Grupo Prisa in May 2006.

Miguel Ángel Cayuela serves as CEO of Santillana. An economics graduate, Miguel Ángel Cayuela began his career at Santillana in 1985, in the area of market research and marketing. In 1991 he was named deputy managing editor of Santillana for Mexico, becoming general manager of the group just four years later. In 2003, he returned to Madrid to take on the post of general operations manager. He was appointed CEO of Santillana in April 2008.

Pedro García Guillén serves as CEO of Sogecable.  He holds a degree in Economics and Business Studies from Madrid’s Universidad Complutense. He began his career at Ford España and BMW Ibérica. In 1989, he joined Prisa where he performed a number of roles in the Finance Department. In 1995 he was appointed general manager of Cinco Días, and in 1999 became CEO of the newspapers AS and Cinco Días, the magazine publishing house PROGRESA and Grupo de Medios Impresos (GMI). In September 2000 he was appointed general manager of Diario El País where he remained until March 2009, when he became CEO of Sogecable.

Matilde Casado Moreno has been chief financial and administrative officer of Prisa since October 2001. She holds a degree in Economics from Madrid’s Universidad Autónoma. Prior to assuming her present position, she was Economic and Financial Director of Sogecable, a position to which she was appointed in 1996.

Iñigo Dago Elorza is legal department manager of Prisa. His biographical information is described earlier in this proxy statement/prospectus.

Kamal M. Bherwani serves as chief digital officer of Prisa. Mr. Bherwani has over twenty-two years of technology and operational experience. Prior to his appointment as Prisa’s chief digital officer, Mr. Bherwani was most recently the CIO of Health and Human Services and executive director of HHS-Connect for the City of New York, where he implemented several award-winning initiatives that have been globally and nationally recognized. He was previously chairman and CEO of Relativity Development Corporation and CIO of Bridas Corporation. Mr. Bherwani is advisor to the Mayor’s Office of the City of New York, Stony Brook University’s Center of Excellence in Wireless and Information Technology (CEWIT) Advisory Board, and on the Board of Advisors of Violy and Company.

Andrés Cardó serves as director of Corporate Development and Marketing of Prisa. Mr. Cardó is an Economics and Humanities graduate from the Universidad Pontificia Católica de Perú. He studied Finance under the Business Administration Program at the Escuela Superior de Administración de Negocios (ESAN) in Lima. He also holds an MBA from Madrid’s IESE. He began his career at Prisa in 1990 at Santillana and in 1994 he was put in charge of launching the company’s operations in Bolivia. In 2001 he became general manager of Santillana in Brazil, a post he held simultaneously after 2002 with that of general manager of Editorial Moderna and, after January 2009, with that of country manager in Brazil. He has represented the Fundación Santillana in Brazil since its foundation there in April 2008. He was recently appointed director of Corporate Development and Marketing of Prisa in January 2010.

Oscar Gómez serves as chief of Organization, Technology and Logistics officer of Prisa. He holds a degree in Information Technology and an MBA from the Universidad de Deusto, and has wide-ranging professional experience. He began his career at PriceWaterhouseCoopers as Information Technology Manager and in 1991 was appointed managing partner of Corporación IBV-Landata Telecom. In 1994, he joined Ferrocarriles Vascos as Manager of Operations, and in 1996 was named Director of Organization and Human Resources prior to becoming the general manager of the public-sector company. From 1999 to 2006 he worked in the Business Consulting Services area of PriceWaterhouseCoopers–IBM, as Partner in charge of the industry group for Spain, Portugal, Greece, Israel and Turkey at IBM. Before being appointed manager of Organization, Resources and Technology at Prisa in 2009, he was Corporate Information Systems Manager at Renfe.

Bárbara Manrique de Lara serves as Communications manager for Prisa. She has a degree in Spanish Philology from the Universidad Autónoma de Madrid, a Master’s degree in Publishing from ICADE/Santillana Universidad and a Master’s degree in Communications and Marketing from ESIC. She began her professional career at Crisol, the chain of bookstores, and in 2000 became press officer at the publishing houses Taurus and Alfaguara Infantil y Juvenil, owned by Santillana. In May 2005 she was appointed Communications manager of the Fundación Atman, before becoming director of the foundation in 2006. In October 2007, she became Communications manager at Prisa. Since October 2003, Ms. Manrique de Lara has lectured in Communications and Marketing in the Master’s degree program in Publishing at the Instituto Universitario de Postgrado, a postgraduate institute sponsored by three prestigious Spanish public universities (Universidad de Alicante, Universidad Autónoma de Barcelona and Universidad Carlos III de Madrid), in collaboration with Santillana Formación.

Virginia Fernández Iribarnegaray serves as Internal Audit Manager for Prisa. She holds a degree in Economics and Business Studies from the Universidad Complutense de Madrid. She began her professional career at Arthur Andersen (currently Deloitte) in 1995 in the Audit and Business Advisory Services Division. In 2000 she was appointed manager in the Transport, Products, Distribution and Services industry group and in 2006 became a senior manager. She has been managing Prisa’s Internal Audit Department since May 2007.

Criminal Convictions; Involvement in Bankruptcy and Similar Proceedings

None of the directors or executive officers of Prisa has been, in the five years prior to the date of this proxy statement/prospectus:

•	convicted of fraud;

•	related, in his or her capacity as a member of the board of directors of Prisa, to bankruptcy, administration, arrangements with creditors or any liquidation of a business; or

•	convicted under criminal proceedings or has been the subject of administrative disciplinary measures by state or regulatory authorities or disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management conduct of the affairs of any issuer.

Familial Relationships

Certain familial relationships exist among the directors and executive officers:

•	Ignacio Polanco Moreno and Manuel Polanco Moreno are brothers.

•	Alfonso López Casas is the brother-in-law of Ignacio Polanco Moreno and Manuel Polanco Moreno.

•	Emiliano Martinez Rodriguez is Fernando Martinez Albacete’s father.

Director and Executive Officer Conflicts of Interest

With respect to Prisa’s directors, conflicts of interest are regulated by Article 31 of Prisa’s Board of Directors Regulations, which require the directors to notify Prisa of any situations which might involve conflicts of interest. Direct or indirect professional or commercial transactions of the directors (or of persons related to them if the value of the transactions in question is greater than €60,000) with Prisa or with any of its subsidiaries must be authorized by the board of directors subject to a report from the corporate governance, nomination and remuneration committee. Transactions by persons related to the directors, for amounts of up to €60,000 require authorization by the corporate governance, nomination and remuneration committee.

Also, a director must refrain from intervening in deliberations relating to matters in which he or she has a direct or indirect interest.

Authorization from the board of directors is not required in related party transactions that meet the conditions specified in Article 31 of Prisa’s Board of Directors Regulations.

With respect to Prisa’s senior executives, the mechanisms to detect conflicts consist mainly of the obligation of the persons subject to the Internal Code of Conduct for matters relating to the securities markets of Prisa to declare a conflict of interest. Paragraph V of the Internal Code of Conduct stipulates the guidelines to be followed in the event of a conflict of interest, which guidelines also apply to the members of the board of directors.

In 2007, the detail of the cases in which certain directors have refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Name of Director	Description of the Conflict of Interest

Ignacio Polanco Moreno	Approval of contracts for services with Timón

Francisco Javier Díez de Polanco	Approval of contracts for services with Timón

Emiliano Martínez Rodríguez	Approval of contracts for services with Timón

Francisco Pérez González	Approval of contracts for services with Timón

Borja Pérez Arauna	Approval of contracts for services with Timón

Isabel Polanco Moreno	Approval of contracts for services with Timón

Manuel Polanco Moreno	Approval of contracts for services with Timón

Adolfo Valero Cascante	Approval of contracts for services with Timón

Francisco Javier Díez de Polanco	Launch of a takeover bid for Sogecable

In 2008, the detail of the cases in which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Name of Director	Description of the Conflict of Interest

Ignacio Polanco Moreno	Re-election of Ignacio Polanco Moreno as chairman of the executive committee

Diego Hidalgo Schnur	Re-election of Diego Hidalgo Schnur as a member of the executive committee

In 2009, the detail of the cases in which certain directors refrained from intervening and voting on the deliberations of the board of directors or their committees is as follows:

Name of Individual or Corporate Director	Description of the Conflict of Interest

Ignacio Polanco Moreno	The board of directors’ approval of compensation for executive directors

Juan Luis Cebrián Echarri	The board of directors’ approval of: i) submitting him for re-election as director at the shareholders meeting and ii) his appointment as chief executive officer and, as a result and pursuant to the board of directors Regulation, his assuming the post of chairman of the executive committee

Matías Cortés Dominguez	The board of directors’ approval of: i) submitting him for re-election as director at the shareholders meeting, ii) his re-election as member of the executive committee and iii) the proposal of professional agreements with this director

Francisco Javier Díez de Polanco	The board of directors’ approval of compensation for executive directors

Name of Individual or Corporate Director	Description of the Conflict of Interest

Alfonso López Casas	The board of directors’ approval of compensation for executive directors

Emiliano Martinez Rodriguez	The board of directors’ approval of: i) compensation for executive directors and ii) submitting him for re-election as director at the shareholders meeting

Gregorio Marañón y Bertrán de Lis	The board of directors’ approval of: i) submitting him for re-election as director at the shareholders meeting, ii) his re-election as member of the executive committee and iii) the proposal of professional agreements with this director

Manuel Polanco Moreno	The board of directors’ approval of compensation for executive directors

José Buenaventura Terceiro Lomba	The board of directors’ approval of: i) submitting him for re-election as director at the shareholders meeting and ii) his appointment as chairman of the audit committee

Adolfo Valero Cascante	The board of directors’ approval of: i) submitting him for re-election as director at the shareholders meeting and ii) his re-election as member of the executive committee

The following directors have shareholder relationships with significant shareholders of Prisa:

Director’s Name	Significant Shareholder’s Name	Description of the Relationship

Ignacio Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the naked owner (nudo propietaro) of 11.45% of the share capital of Rucandio

Juan Luis Cebrián Echarri	Promotora de Publicaciones	The director has 0.03% direct and 0.25% indirect holdings in the share capital of Promotora de Publicaciones

Adolfo Valero Cascante	Promotora de Publicaciones	The director has 0.0048% direct holdings in the share capital of Promotora de Publicaciones

Adolfo Valero Cascante	Timón	The director has a 0.59% indirect holding in the share capital of Timón

Director’s Name	Significant Shareholder’s Name	Description of the Relationship

Agnes Noguera Borel	Promotora de Publicaciones	The director is the chief executive officer of Libertas 7, S.A., a party to the shareholders’ agreement in Promotora de Publicaciones. Libertas 7, S.A. has direct holdings of 10.75% in the share capital of Promotora de Publicaciones

Borja Jesús Pérez Arauna	Promotora de Publicaciones	The director has 0.0048% direct holdings in the share capital of Promotora de Publicaciones

Diego Hidalgo Schnur	Promotora de Publicaciones	The director has 11.5632% indirect holdings in the share capital of Promotora de Publicaciones

Diego Hidalgo Schnur	Promotora de Publicaciones	The director controls Eviend Sarl, a party to the shareholders agreement in Promotora de Publicaciones

Emiliano Martínez Rodriguez	Promotora de Publicaciones	The director has 0.084% direct and 0.31% indirect holdings in the share capital of Promotora de Publicaciones

Emiliano Martínez Rodriguez	Timón	The director has 6.12% indirect holdings in the share capital of Timón

Gregorio Marañón Bertrán De Lis	Promotora de Publicaciones	The director has 0.44% indirect holdings in the share capital of Promotora de Publicaciones

José Buenaventura Terceiro Lomba	Promotora de Publicaciones	The director has 0.25% direct holdings in the share capital of Promotora de Publicaciones

Manuel Polanco Moreno	Rucandio	The director beneficially owns 13.55% and is the naked owner (nudo proprietaro) of 11.45% of the share capital of Rucandio

Matías Cortés Dominguez	Promotora de Publicaciones	The director has 0.06% direct holdings in the share capital of Promotora de Publicaciones

Director’s Name	Significant Shareholder’s Name	Description of the Relationship

Ramón Mendoza Solano	Promotora de Publicaciones	The director is the chairman of Inversiones Mendoza Solano, S.L., a company bound by the shareholder’s agreement in Promotora de Publicaciones. Inversiones Mendoza Solano, S.L. has 5.49% direct shareholdings in the share capital of Promotora de Publicaciones

Spanish law requires a company to disclose whether any of its directors perform similar duties as an independent professional or employee at other companies that are identical, similar or complementary to the businesses conducted by Prisa (excluding the positions they hold at its subsidiaries). In 2009, no directors performed duties at companies that are identical, similar or complementary to the businesses conducted by Prisa with the following exceptions:

•	Juan Luis Cebrián Echarri is a director of Le Monde, S.A. and member of the board of directors of Lambrakis Press, S.A.;

•	Gregorio Marañón Bertrán de Lis is chairman of Universal Music Spain, S.L.; and

•	Borja Pérez Arauna is a director of Tuenti Technologies, S.L. (as representative of Qualitas Venture Capital, S.A. de SRC de regimen simplificado).

Arrangements with Shareholders, Customers or Suppliers

There are no arrangements or understandings between any of the Prisa directors or executive officers and major shareholders, customers, suppliers or others whereby a director or officer has been appointed as a director or senior executive, except for the relationship of proprietary directors with significant shareholders as discussed above, and as may be described in their respective biographical information.

COMPENSATION OF DIRECTORS AND SENIOR MANAGEMENT

Compensation and Benefits

Articles 19, 25 and 28 of Prisa’s bylaws describe the compensation systems for the directors.

Article 19 of Prisa’s bylaws stipulates that the compensation for directors shall consist of an annual fixed amount, which is to be agreed by the board of directors and must be within the limits established for the annual fixed amount at the general shareholders’ meeting. The compensation of the various directors may vary in accordance with their duties and services for the board committees and shall be compatible with the payment of fees for attending board and committee meetings. The shareholders at the ordinary general shareholders’ meeting may modify the limits of the directors’ remuneration. If the shareholders elect not to modify the limits, the limits that are currently in force will be automatically revised each year in accordance with the consumer price index. The board is responsible for setting the exact amount of the attendance fees and the individual compensation to be received by each director, which must be within the limits established by the general shareholders’ meeting. Article 19 also stipulates that in addition to the annual fixed cash amount, directors’ compensation may include shares of Prisa, stock options or other amounts tied to the value of the Prisa ordinary shares. Such methods require a resolution of the general shareholders’ meeting, specifying, as applicable, the number of shares to be delivered to the director(s), the exercise price of the stock options, the value of the reference shares and the time period of this compensation system.

Article 28 of Prisa’s bylaws describes the compensation to be earned by the chairman, the deputy chairman or chairmen, where applicable, and the chief executive officer, and establishes that the compensation will be set and determined by the board of directors regardless of the amount set forth in Article 19 of the bylaws.

Article 25 of Prisa’s bylaws provides that the directors’ compensation provided for in the bylaws must be compatible with and is independent of any wages, compensation, indemnities, pensions and compensation of any other kind established across the board or specifically for the directors who hold a compensated position of responsibility, of an employment nature or otherwise, at Prisa or at any Prisa subsidiary or affiliate.

There are no arrangements with any of the Prisa directors providing for benefits upon termination of service as director.

The following table sets forth the compensation of Prisa’s directors aggregated for all directors (received from Prisa and from any subsidiary of Prisa), for the first half of 2010, 2009 and 2008 (in thousands of euros):

	Six Months Ended
	June 30,
Compensation	2010	2009	2008
Fixed salaries	1,320	1,839	1,892
Variable salaries	1,070	1,539	5,689
Allowances	1,019	1,395	1,200
Compensation stipulated in the bylaws	180	217	1,806
Options and/or options on other financial instruments	74	0	0
Other	15	3,588	128
TOTAL	3,678	8,578	10,715
Other Benefits
Advances
Loans
Pension funds and plans: contributions
Pension funds and plans: obligations assumed
Life insurance premiums	8	9	12
Guarantees assumed by Prisa for the benefit of directors

The following table sets forth the compensation of Prisa’s directors aggregated for all directors, for the years 2009, 2008 and 2007.

Compensation received from Prisa (in thousands of euros):

Compensation	2009	2008	2007

Fixed salaries	2,010	1,700	1,749
Variable salaries	1,588	3,490	1,945
Allowances	1,811	2,176	912
Compensation stipulated in the bylaws	—	1,386	1,322
Options and/or options on other financial instruments	—	—	—
Other	1,886	83	69

TOTAL:	7,295	8,835	5,997

Other Benefits	2009	2008	2007

Advances	—	—	—
Loans	—	—	—
Pension funds and plans: contributions	—	—	—
Pension funds and plans: obligations assumed	—	—	—
Life insurance premiums	24	20	21
Guarantees assumed by Prisa for the benefit of directors	—	—	—

The following table sets forth the compensation earned as a result of Prisa’s directors also holding positions on subsidiary boards of directors and/or serving as a senior executive of any subsidiary of Prisa, aggregated for all directors (in thousands of euros) for the years 2009, 2008 and 2007:

Compensation	2009	2008	2007

Fixed salaries	1,058	1,962	2,040
Variable salaries	972	2,199	1,270
Allowances	530	661	533
Compensation stipulated in the bylaws	398	420	392
Stock options and/or options on other financial instruments	—	—	—
Other	3,444	70	46

TOTAL:	6,402	5,312	4,281

Other Benefits	2009	2008	2007

Advances	—	—	—
Loans	—	—	—
Pension funds and plans: contributions	—	—	—
Pension funds and plans: obligations assumed	—	—	—
Life insurance premiums	11	12	14
Guarantees assumed by the Company for the benefit of directors	—	—	—

Total compensation for each category of director, aggregated for all directors in that category (in thousands of euros) (“Group” refers to payment of compensation by Prisa subsidiaries):

	2009		2008		2007
Category	By Prisa	By Group	By Prisa	By Group	By Prisa	By Group

Executive directors	5,556	6,044	6,754	4,869	4,691	3.922
Proprietary directors	1,025	275	1,197	336	754	255
Independent non-executive directors	714	83	884	107	552	104

Total	7,295	6,402	8,835	5,312	5,997	4,281

Compensation paid which is tied to profits attributed to the parent company (Promotora de Informaciones) (in thousands of euros):

	2009	2008	2007

Total directors’ compensation	13,697	14,147	10,278
Total directors’ compensation as a percent of profit attributed to Prisa (as a %)	27.13	17.0	5.392

Compensation paid to members of senior management, aggregated for the members listed during the year ended December 31, 2009:

Name	Position

Ignacio Santillana del Barrio	General Manager and Chief Operating Officer
Matilde Casado Moreno	Chief Financial Officer
Augusto Delkader Teig	Chief Executive Officer of Unión Radio
Pedro Garcia Guillén	Chief Executive Officer of Sogecable
Jesús Ceberio Galardi	General Press Director and General Director of El País
Miguel Ángel Cayuela	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Oscar Gómez Barbero	Chief Organization, Technology and Logistics Officer
Fernando Martinez Albacete	General Secretary
Iñigo Dago Elorza	Secretary of the Board of Directors and Chief Legal Officer
Total Compensation (thousands of euros)	€5,325

Compensation paid to members of senior management, aggregated for the members listed during the year ended December 31, 2008:

Name	Position

Ignacio Santillana del Barrio	General Manager and Chief Operating Officer
Miguel Satrústegui Gil-Delgado	General Secretary and Secretary of the Board of Directors
Matilde Casado Moreno	Chief Financial Officer
Jaime de Polanco Soutullo	Managing Director of Strategy Planning and Corporate Development
Augusto Delkader Teig	Chief Executive Officer of Unión Radio
Pedro Garcia Guillén	General Director of Diario El País
Jose Luis Sainz Diaz	Chief Executive Officer of Pretesa and Plural
José Carlos Herreros Diaz-Berrio	Commercial Manager
Jesús Ceberio Galardi	General Press Director and General Director of Diario El País
Manuel Mirat Santiago	Chief Executive Officer of Prisacom
Miguel Ángel Cayuela	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Total Compensation (thousands of euros)	€11,111

Compensation paid to members of senior management, aggregated for the members listed during the year ended December 31, 2007:

Name	Position

Ignacio Santillana del Barrio	General Manager and Chief Operating Officer
Miguel Satrústegui Gil-Delgado	General Secretary and Secretary of the Board of Directors
Matilde Casado Moreno	Chief Financial Officer
Jaime de Polanco Soutullo	Managing Director of Strategy Planning and Corporate Development
Augusto Delkader Teig	Chief Executive Officer of Unión Radio
Pedro Garcia Guillén	General Director of Diario El País
Jose Luis Sainz Diaz	Chief Executive Officer of Pretesa and Plural
José Carlos Herreros Diaz-Berrio	Commercial Manager
Jesús Ceberio Galardi	General Press Director and General Director of Diario El País
Manuel Mirat Santiago	Chief Executive Officer of Prisacom
Miguel Ángel Cayuela	Chief Executive Officer of Grupo Santillana
Virginia Fernández Iribarnegaray	Internal Audit Director
Total Compensation (thousands of euros)	€6,525

Obligations Pursuant to Pensions and Retirement Plans

Prisa has not assumed any obligations relating to pensions, retirement or similar benefits for the members of the board of directors or senior executives and, therefore, no amounts have been set aside or accrued for this purpose at Prisa or at any of its subsidiaries.

Severance Obligations

The management team includes five members (one executive director and four senior executives) whose contracts include a special clause that provides for a general termination benefit for the executive in the event of his or her termination without “just cause.” In this event, the executive is entitled to receive one year’s total compensation (i.e., his or her current fixed salary plus the amount of the last bonus received by the executive, if any). Prisa’s shareholders were informed at the 2009 annual general shareholders’ meeting of these arrangements.

Stock Option Plans

At the general shareholders’ meeting of March 13, 2008, the Prisa shareholders, pursuant to Article 130 of the Spanish Companies Law and Article 19 of the Prisa bylaws, resolved to authorize a compensation system through which options on Prisa ordinary shares were delivered so that the executive directors and senior executives of Prisa (“the participants”) might enter into or increase their ownership interests in Prisa. The exercise price of the stock options was amended at Prisa’s extraordinary general shareholders’ meeting held December 5, 2008.

In accordance with this authorization, at the meeting held on December 18, 2008 the board of directors approved a compensation plan consisting of the delivery of options on Prisa ordinary shares for the executive directors and senior executives of Prisa. At the proposal of the corporate governance, nomination and remuneration committee, the board resolved to offer 177,500 options to Prisa’s executive directors and 1,378,000 options to the senior executives of Prisa. The plan provided that each stock option would confer the right to purchase or subscribe to one Prisa ordinary share. The stock options were exercisable from December 31, 2009 through March 31, 2010, inclusive, at an exercise price of €2.94 per ordinary share (which is the arithmetic mean of the closing price of Prisa’s ordinary shares on the continuous market during the thirty (30) trading days prior to the annual general shareholders’ meeting on December 5, 2008). Any exercises of stock options by Prisa directors or officers is reflected in the share ownership tables above. Prisa has not issued any stock options since the expiration of the options described above.

Authorization to the Board of Directors

The Prisa shareholders at the annual general shareholders’ meeting of March 13, 2008 authorized the board of directors, which in turn is authorized to delegate to the corporate governance, nomination and remuneration committee, the power to apply, execute and implement the resolution with respect to the stock option plan, including the establishment of anti-dilution rules to enable the stock option system to be adapted in order to conserve its value in the event of any modification in Prisa’s share capital. The shareholders also delegated to the board the power to adopt the resolutions required to meet the obligations arising from this stock option plan in the most appropriate manner for Prisa’s interests and, where applicable, to authorize any capital increases necessary for this purpose. The board’s authority is subject to the limits established in the resolution and pursuant to Article 153.2.1.b of the Spanish Companies Law, with the exclusion of preemptive rights, subject to compliance by the board of directors with the requirements established in Article 159.2 of the Spanish Companies Law.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Best Practices and Compliance with Home Country Regulation

Prisa’s corporate governance system substantially complies with the recommendations on corporate governance best practices included in the Unified Good Governance Code published by the CNMV, as Appendix I of the “Report of the Special Working Group on Good Governance of Listed Companies,” dated May 19, 2006.

Board of Directors

Article 17 of Prisa’s bylaws stipulates that the board of directors is responsible for the management, administration and representation of Prisa. The composition of the board of directors can be found in the table in “Information About Prisa—Directors, Senior Management and Employees” of this proxy statement/prospectus.

Article 17 of Prisa’s bylaws provides that the board shall be composed of a minimum of three and a maximum of 21 directors, as determined by shareholders at the general shareholders’ meeting, at which general shareholders’ meeting the directors shall also be appointed. At the annual general shareholders’ meeting held on June 30, 2010, the shareholders resolved to establish the number of directors at 13. As of the date hereof, there are 13 members on the board. As a result of the proposed bylaw amendments to be adopted in connection with the business combination, the maximum size of the board will be 15 members.

The Board of Directors Regulations provide that in exercising its powers of co-optation (an ability of the board of directors conferred by law to appoint directors in the case of a vacancy due to the death, resignation or removal of directors) and nomination for election, the board shall endeavor to ensure that the non-executive directors represent a majority of the board. The chairman, the chief executive officer and the other directors that discharge any other kind of management duties at Prisa or at any subsidiary shall be deemed to be executive directors. Any director appointed by the board of directors in its exercise of its powers of co-optation must be ratified in his or her appointment by the shareholders at the first general shareholders’ meeting following his or her appointment in order to remain a member of the board of directors.

If a seat on the board of directors becomes vacant, the board of directors must endeavor to ensure that the non-executive director group is comprised (i) of directors put forward by the holders of significant, stable ownership interests in the share capital of Prisa (proprietary directors), and (ii) of professionals of recognized prestige who are not related to the management team or to the significant shareholders to an extent that would jeopardize their independence (independent directors). In determining how to fill vacancies, the board of directors must take into account the ownership structure of Prisa and the importance, in absolute and in comparative terms, of the significant ownership interests as well as the degree of permanence of those ownership interests, and Prisa’s strategic relations with such interests.

In the event that a non-executive director cannot be classed as a proprietary director nor as an independent director, the board of directors shall publicly disclose the situation and the director’s relationship with Prisa, its managers or its shareholders.

The board of directors must disclose the classification of each director to the shareholders at the general shareholders’ meeting. At the general shareholders’ meeting, the shareholders appoint the director or ratify the appointment.

Directors may also be appointed provisionally by the board of directors pursuant to the Spanish Companies Law and Prisa’s bylaws. Directors hold office for five years and may be re-elected indefinitely for additional five-year periods. Directors appointed by co-optation hold office until the following general shareholders’ meeting, at which time the shareholders may choose to ratify or not ratify his or her appointment.

The nominations of directors submitted by the board of directors for the consideration of the shareholders at the general shareholders’ meeting and the appointments agreed upon by the board of directors in exercising its statutory powers of co-optation must be in compliance with the provisions of the Board of Directors Regulations and be preceded by the corresponding report of the corporate governance, nomination and remuneration committee (which report is not binding). Nominations for independent directors must be submitted to the shareholders by the corporate governance, nomination and remuneration committee.

Directors who have reached the age of 75 or who will reach age 75 in the current year may not be nominated. As a result of the business combination, this provision will be eliminated.

Directors may perform other functions or hold any position at Prisa, compensated or otherwise, but only if these functions or the position do not give rise to any conflicts established by law or as determined at the discretion of the board of directors.

The board of directors is responsible for appointing a chairman from among its members. The chairman is responsible for monitoring and overseeing management, defining strategy and promoting good corporate governance. The chairman is Prisa’s legal representative and exercises the powers delegated to him or her by the board, calls and ensures good order at board meetings and examines and oversees all company resolutions made by any company body.

The board of directors may also appoint one or more deputy chairmen with the same status who, if applicable, shall be delegated all of the powers of the chairman in the event of a temporary absence or incapacity of the chairman or on the express delegation of the chairman.

The board of directors may also appoint from among its members an executive committee or one or more chief executive officers, on whom joint or several powers of attorney may be conferred. The chief executive officer has the ultimate responsibility for the management of Prisa and serves as chairperson of the executive committee. The appointment of the chief executive officer entails the delegation of all the powers and competencies of the board that may be delegated by law and the chief executive officer shall be charged with the effective management of Prisa’s businesses, which must always be in accordance with the decisions and criteria established by the shareholders at the general shareholders’ meeting and by the board of directors. Without prejudice to the powers of the board of directors and of the chairman, the chief executive officer shall be responsible for the day-to-day management of the company.

The primary duties of each director are set forth in the Board of Directors Regulations, and arise out of the fiduciary duties of care and loyalty. These duties are as follows:

•	obtain information and prepare in an adequate manner for meetings of the board of directors and for meeting of the board committees to which he or she may belong (including, if applicable, the executive committee);

•	attend the meetings of the board committees to which he or she may belong (including, if applicable, the executive committee) and take an active part in the discussions so that his or her input contributes effectively to the taking of board actions;

•	perform any specific tasks charged by the board of directors reasonably within the scope of his or her duties;

•	foster the investigation of any irregularity in the management of Prisa of which he or she may be apprised and monitor any situation of risk;

•	comply with the internal code of conduct and Board of Directors Regulations; and

•	comply with his or her statutory duties and obligations.

Directors shall also inform Prisa of any situation which could give rise to conflicts of interest; shall abstain from participating in discussions concerning matters in which they have a direct or indirect interest; shall keep the discussions of the board, the committees to which they belong and the executive committee secret; and, in general, abstain from disclosing information to which they have had access in the performance of their duties (this obligation remains in force even after vacating office). In the event of a permanent and structural conflict, the affected director must resign. Finally, directors may not provide professional services to competitors of Prisa or their subsidiaries or investees, except for the functions that they may discharge at companies that hold a significant long-term ownership interests in the share capital of Prisa.

Directors are removed on expiration of the period for which they were appointed, or on reaching 75 years of age, or when so resolved by the shareholders at the general shareholders’ meeting in exercise of the powers held by the shareholders in accordance with the law or the Prisa bylaws. However, the board of directors may request that a director who reaches 75 years of age during his term of office continue as a director for the period deemed appropriate by the board, up to the end of his term of office, if it is considered in the interest of Prisa to make such a request. The request must follow a proposal by the chairman and is subject to a report from the corporate governance, nomination and remuneration committee (which report is not be binding).

The members of the board committees shall be removed when they cease to hold the office of director.

In accordance with the Board of Directors Regulations, a director shall also tender his or her resignation in the following situations:

•	when he or she is subject to any conflict or prohibition provided for by law;

•	when he or she has been indicted for an intentional offense in ordinary proceedings for serious offenses (proceedings for offenses punishable by imprisonment for a term in excess of nine years) or has been found guilty in “abbreviated” proceedings (proceedings for offenses punishable by imprisonment for a term not exceeding nine years);

•	when he or she receives a serious warning from the board of directors for failing to comply with his or her fiduciary obligations;

•	when the reasons for his or her appointment cease to exist and, in particular, when an independent or proprietary director loses his or her status as such; and

•	when, in the course of a one-year period, her or she fails to attend more than three board meetings without just cause.

The board of directors shall not propose the removal of any independent directors prior to the expiration of the period for which they had been appointed in accordance with the bylaws except in the event of just cause determined by the board on the basis of a report from the corporate governance, nomination and remuneration committee. In particular, “just cause” shall be deemed to exist where a director has failed to comply with his or her fiduciary duties.

During 2009, the Prisa board of directors met seven times. Through June 30, 2010, the board of directors had met three times during 2010.

Committees of the Board

Prisa’s bylaws provide that the board of directors shall form an audit committee and an executive committee. The Prisa Board of Directors Regulations provide for the formation of a corporate governance, nomination and remuneration committee, in addition to the committees required by Prisa’s bylaws.

Executive Committee

The rules relating to the organization and functioning of the executive committee are included in Article 17 of Prisa’s bylaws and in Article 14 of the Board of Directors Regulations and are described below.

The Prisa board of directors has expressly delegated all of its authority and power to the executive committee, except where such delegation is prohibited by Spanish corporation law, by the Prisa bylaws or by the Prisa Board of Directors Regulations. The executive committee is made up of a maximum of eight directors, including the chief executive officer, who serves as chairman of the executive committee, the chairman of the audit committee and the chairman of the corporate governance, nomination and remuneration committee. The members of the executive committee must be proposed by the chairman of the board of directors and the appointments must be approved by an affirmative vote of two-thirds of the members of the board of directors. The qualitative composition of the executive committee, with regard to the type of directors that compose the committee (i.e., the number and proportion of executive, proprietary and independent directors), must be similar to that of the board of directors.

The members of the executive committee are removed when they no longer hold the position of director or when agreed upon by the board of directors. The secretary of the board of directors acts as the secretary of the executive committee. When called upon to do so, members of the board of directors who are not members of the executive committee, and executives whose reports are desired by the committee, may attend and speak at meetings, but non-members may not vote. The executive committee meets at least six times a year and whenever, in the opinion of the chief executive officer, it is advisable or in the interests of Prisa to do so. The executive committee is responsible for promptly reporting the business transacted and accounting for the work performed to the board of directors and keeping the board up to date on the business transacted and the resolutions adopted by the executive committee. The executive committee may engage its own external advisors, when it is deemed necessary for the discharge of its duties.

Audit Committee

The rules relating to the organization and function of the audit committee, described below, are included in Article 21 bis of the Prisa’s bylaws and in Article 24 of Prisa’s Board of Directors Regulations.

The board of directors sets the size of the audit committee, provided that there must be a minimum of three and a maximum of five members. A majority of the members of the audit committee must be non-executive directors without a contractual relationship with Prisa, other than the board directorship to which they have been appointed. The composition of the audit committee must adequately represent the independent directors (at least in proportion to independent representation on the board of directors).

The board of directors nominates members of the audit committee following a proposal from the chairman, and may also make motions for the removal of members; these nominations and motions are then ratified by the board of directors. The board of directors elects the chairman of the audit committee from among the independent directors; the chairman of the audit committee may not maintain a contractual relationship with Prisa other than the position for which he was appointed. No individual may serve as chairman of the audit committee for a term of longer than four years; following four years of service, a member may be re-elected as chairman only after one year has elapsed from his removal.

The audit committee shall perform all related statutory functions, without prejudice to any other function which may be delegated by the board of directors. The primary function of the audit committee is to assist the board in monitoring Prisa’s management. However, the powers of the audit committee are in addition to and do not limit the powers and functions exercised by the board of directors.

The audit committee has the following responsibilities:

•	to report to the shareholders at the general shareholders’ meeting on issues raised by the shareholders on matters within its scope, in accordance with Spanish law and Prisa’s General Meeting Regulations;

•	to propose to the board of directors, for submission to the shareholders at the general shareholders’ meeting, the appointment of the external auditors, pursuant to Article 204 of the Spanish Companies Law;

•	to oversee Prisa’s internal audit function;

•	to supervise Prisa’s financial reporting process and internal controls; and

•	to maintain a relationship with Prisa’s external auditors in order to remain informed of any matters which might jeopardize their independence and any other matters related to the financial audit process, as well as any other communications prescribed by audit legislation and the applicable accounting and audit standards.

The audit committee also fulfills the following functions in conjunction with, and without limiting the power of, the board of directors:

•	reports and proposes to the board of directors the terms of engagement for Prisa’s independent external auditors, sets the scope of their services and, if appropriate, terminates or elects not to renew the engagement; the audit committee also supervises the auditor’s compliance with the auditing contract;

•	proposes the selection, appointment, re-appointment and removal of the head of Prisa’s internal audit function;

•	reviews Prisa’s financial statements, monitors Prisa’s compliance with legal requirements and the application of generally accepted accounting principles, and informs the board of directors of any proposals for changes to accounting policies or methodology that management may recommend;

•	reviews Prisa’s regulatory filings and any information in the quarterly and semi-annual financial statements, which the board of directors has to disclose to the markets and to their regulatory bodies;

•	analyzes and reports on any investment transactions not in the ordinary course, when so requested by the board of directors due to their significance;

•	reports on the creation or acquisition of ownership interests in entities incorporated in countries or territories considered to be tax havens; and

•	discharges any other function that Prisa’s Board of Directors Regulations delegate to the audit committee.

The audit committee meets periodically, as often as deemed necessary, but no fewer than four times per calendar year. The audit committee has the power to require that any member of Prisa’s management team, or any other Prisa employee, attend audit committee meetings and cooperate and provide access to any requested information. The audit committee may also require the attendance of Prisa’s auditors at audit committee meetings.

Corporate Governance, Nomination and Remuneration Committee

Article 25 of Prisa’s Board of Directors Regulations prescribes the organization and function of the corporate governance, nomination and remuneration committee.

The corporate governance, nomination and remuneration committee must be comprised of no fewer than three and a maximum of five non-executive directors, nominated by the board of directors following a proposal of the chairman of the board of directors. The board of directors may also vote to remove members of the committee. The board of directors elects the chairman of the committee from among the independent directors. The committee may require the attendance of Prisa’s chief executive officer at its meetings.

The committee exercises the following functions, in addition to any other functions which may be assigned by the board of directors:

•	reports to the board on the nominations by the directors for the positions of executive director, proprietary director and honorary director, and proposes the appointment of independent directors;

•	reports to the board on nominations for secretary of the board of directors;

•	proposes to the board: (i) the compensation policy for directors and senior executives, (ii) the individual compensation and other contractual conditions applicable to executive directors, and (iii) individual compensation of honorary directors;

•	oversees compliance with Prisa’s compensation policy;

•	approves the form of senior executive employment contract;

•	reports to the board regarding nominees for other board committees and the executive committee;

•	reports to the board regarding nominees for the managing bodies of Prisa’s subsidiaries;

•	submits the Annual Corporate Governance Report to the board of directors;

•	submits to the board a report evaluating the functioning and composition of the board;

•	examines compliance with the Internal Code of Conduct for securities markets, Board of Directors Regulations and Prisa’s corporate governance rules in general;

•	submits any proposals necessary for the improvement of corporate governance and is responsible for investigating questionable actions of senior executives, and where appropriate, issuing a report on disciplinary measures against such executives; and

•	discharges any other function that Prisa’s Board of Directors Regulations delegate to the committee.

The corporate governance, nomination and remuneration committee meets at the request of the chairman of the board of directors.

EMPLOYEES

The table below indicates the number of Prisa employees employed as of December 31, for the years 2009, 2008, 2007 and 2006.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Number of Employees(1)	2009	2008	2007	2006

By category:
Executives	541	552	604	454
Middle management	1,600	1,716	7,314	6,141
Other employees	12,846	12,927	5,514	5,412

Total	14,987	15,195	13,432	12,007
By geographical origin:
Spain	8,044	8,404	7,112	7,403
International	6,943	6,791	6,320	4,604

Total	14,987	15,195	13,432	12,007

(1)	The changes between December 31, 2007 and December 31, 2008 in the number of employees classified as “Middle Management” and “Other Employees” is due to an internal reorganization of categories consisting of the elimination of line personnel from “Middle Management” and their inclusion in “Other Employees,” which was considered to be more in line with the composition of Prisa’s workforce.

CERTAIN PRISA RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Except as set sort forth below, no significant shareholders of Prisa, members of its board of directors, senior executives of Prisa, close family members of the foregoing, or any company controlled by or over which these persons exercise significant influence (other than the companies in which they hold directorship representing Prisa as shareholder of these companies), have performed unusual or significant transactions with Prisa, which Prisa is aware of apart from the dividends received from the ownership of shares of Prisa and the remuneration paid to the directors and senior executives as described in this proxy statement/prospectus.

Prisa director Gregorio Marañón y Bertrán de Lis provided legal advisory services to Sogecable totaling €60,000 per year (in 2007 and 2008), under the contract of April 13, 2004, extended for one year in 2005, 2006, 2007, 2008 and 2009. Likewise, during the first half of 2010 Gregorio Marañón y Bertrán de Lis provided services to Sogecable amounting to €100,000.

Additionally, Cortés, Abogados, of which Prisa director Matías Cortés Domínguez is a partner, provided legal advisory services and legal counsel amounting to €2,720,000 in 2007 and €4,362,000 in 2008 to Sogecable and €8,039,000 in 2009 and €6,926,000 in the first half of 2010 to Prisa and Sogecable through Tescor Profesionales Asociados, S.L.P, or Tescor Profesionales, a company formed by Cortés, Abogados, in several proceedings of various kinds (judicial review, civil, commercial and arbitration) as well as legal consulting services in various matters, including the business combination.

Luis Cortés Domínguez, brother of the director Matías Cortés Domínguez, was hired in 2005 by Diario AS to assist as a lawyer in two lawsuits, a relationship which continues up to the date of this proxy statement/prospectus. The bills for fees paid in this connection in 2008 amounted to €174,000 and €80,000 in the first half of 2010.

Also, in 2009, Jaime Terceiro Lomba, brother of director José Buenaventura Terceiro Lomba, provided financial advisory services to Sogecable amounting to €1,000,000, billed through Tescor Profesionales.

In addition, in 2009 Confivendis, S.L., which is owned and managed by Carlos López Casas, brother of director Alfonso López Casas, provided financial and strategic consulting services to Sogecable in the amount of €15,000 and €17,000 in the first half of 2010.

Lastly, in 2009 then-board member Javier Díez de Polanco provided legal advice and strategic consulting services to Sogecable concerning the television business in the amount of €60,000 and €60,000 in the first half of 2010.

LEGAL PROCEEDINGS

In addition to the pending litigation discussed below, Prisa and its subsidiaries and businesses are subject to the assertion of a variety of private litigation claims and damages, primarily related to Prisa’s use and distribution of content in the ordinary course of its business. Prisa does not reserve for these contingencies as none of them individually is considered to be material to Prisa’s results of operations or financial condition.

Proceedings Brought by Cableuropa, S.A.U.

On December 1, 2009, the Court of First Instance No. 3 of Colmenar Viejo ordered Sogecable to pay compensation of approximately €44 million plus interest to Cableuropa, S.A.U, or Ono, with respect to damages resulting from Sogecable’s distribution of certain specialized television channels produced by Sogecable’s subsidiary, CanalSatélite Digital, S.L. Prisa has appealed this decision to the Provincial Court of Madrid, and Ono has entered into an agreement with Sogecable to not enforce the judgment while the appeal is pending. Pursuant to this agreement (i) Ono has paid to Audiovisual Sport, S.L., or AVS, a subsidiary of Sogecable, funds owed by Ono to AVS and (ii) Sogecable has paid to Ono €47.0 million in cash. Sogecable believes that there are well-founded grounds for reviewing the court’s decision and reversing the order to pay damages, although the Provincial Court of Madrid has not yet reached a final decision. In the event of a favorable ruling, Ono would be obliged to return any amounts paid by Sogecable.

Ono has also sued Audiovisual Sport, S.L., or AVS, a subsidiary of Sogecable, and Sogecable for the reimbursement of approximately €19 million plus an amount to be determined for the 2006/07, 2007/08 and 2008/09 seasons, together with interest paid by Ono. These payments were made in connection with the pay-per-view soccer broadcasting agreements entered into amongst Ono, the cable operators forming part of Auna (subsequently merged into Ono) and AVS. On March 4, 2010, Madrid Commercial Court No. 7 rendered a decision upholding Ono’s claim in this matter and ordering AVS and Sogecable to jointly and severally pay approximately €30 million, plus an amount to be determined for the 2007/2008 and 2008/2009 seasons (approximately €29 million, including interest). AVS and Sogecable have reached an agreement with Ono to prevent preliminary judicial execution of the ruling and have agreed to a payment schedule starting January 2011. Sogecable has, nonetheless, appealed this decision. Prisa is optimistic that this order will be overturned on review on the grounds that, inter alia, the disputed payments were approved by the courts in prior proceedings but cannot guarantee any particular outcome.

Proceedings with Collective Rights Management Associations

On March 23, 2006, the collective rights management associations Asociación de Gestión de Derechos Intelectuales, or AGEDI, and Artistas Intérpretes o Ejecutantes, Sociedad de Gestión de España, or AIE, filed suit against Sogecable and Canal Satélite seeking compensation in connection with intellectual property rights used in connection with Sogecable’s pay television business. Prisa believes that the use of the rights that lead to the suit occurred during a period not covered by the relevant agreement with the associations. The trial was held in June 2007, at which time the court proposed that the parties apply to the European Court of Justice for a preliminary ruling on whether the rights claimed by AGEDI and AIE were compatible with European Community Law. The request for a preliminary ruling was given leave to proceed and Sogecable and Canal Satélite submitted the corresponding pleadings.

On July 24, 2008, AGEDI and AIE, on the one hand, and Sogecable, Canal Satélite and DTS (which has replaced Canal Satélite as party to these proceedings following the merger of Canal Satélite into DTS), on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions, including the proceedings referred to in the preceding paragraph.

On October 27, 2007, Sogecable, Canal Satélite and DTS filed a statement of claim against AGEDI and AIE with the former Spanish Competition Authority (now the Spanish National Competition Commission (Comisión Nacional de la Competencia), or NCC) for abuse of their dominant market position. In its statement of accusations, the NCC accused AGEDI and AIE of abusing their dominant market position by unfairly demanding substantially higher fees from Prisa companies than those required of other operators. In the light of these facts, in December 2007 the board of the NCC gave leave for disciplinary proceedings against AGEDI and AIE to proceed. On December 9, 2008, the board of the NCC fined AGEDI and AIE for abuse of their dominant position in the market for management of the intellectual property rights of music recording producers, artists or musicians in Spain.

AGEDI and AIE have also filed suit against Sogecable in Madrid’s Commercial Court No. 6 for the use musical recordings in Cuatro programming. The agreement of July 24, 2008, mentioned above, expressly settled all such claims and precluded further action with respect to this subject matter.

The collective rights management associations AIE and Artistas Intérpretes, Sociedad de Gestión, or AISGE, have also filed a claim against Sogecable seeking compensation in connection with intellectual property rights. In 2001, a court partially upheld this claim, and awarded damages against Sogecable in an amount equal to the collective rights management associations’ fees as applied to Sogecable’s revenues in each of the years included in this claim. Sogecable appealed but the appeal was dismissed. Sogecable then appealed the dismissal to the Supreme Court, which granted leave to proceed in 2007. AISGE requested the provisional enforcement of lower court’s decision. On April 7, 2009, the Supreme Court gave leave for the appeal filed by Sogecable to proceed, and ordered, among other things, that AIE and AISGE license their libraries to Sogecable at the same rate applied to other licensees, and that the licensing fees account for the level of use of those libraries by Sogecable. This decision superseded the provisional enforcement requested, and the parties are currently in discussions regarding a possible out-of-court settlement agreement. AIE and AISGE also filed a similar claim against Canal Satélite and DTS. These claims were upheld and the two companies filed appeals at the Provincial Appellate Court, both of which were dismissed. The two companies both appealed to the Supreme Court which has given leave to proceed. The final outcome of the appeals by Canal Satélite and DTS is pending.

On July 9, 2010, AISGE, on the one hand, and Canal Satélite Digital, DTS and Sogecable, on the other, reached an agreement whereby AISGE agreed to the use of the libraries managed by AISGE by Canal Satélite Digital, DTS and Sogecable. The parties also undertook to mutually settle the aforementioned appeals as they relate to AISGE.

In addition, in May 2007 Sogecable, Canal Satélite and DTS filed a complaint against AISGE and AIE at the NCC for abuse of their dominant market position, arising from discriminatory practices in connection with agreements signed with other television operators. In July 2008, the NCC announced the commencement of disciplinary proceedings against AISGE and AIE for possible abuse of their dominant position in the market. On March 5, 2009 the NCC issued a statement of facts in connection with this proceeding. AISGE and AIE have proposed a settlement which is pending approval by the NCC.

In 2005, Sociedad General de Autores y Editores, or SGAE, filed a complaint in the Court of First Instance of Colmenar Viejo against Canal Satélite and DTS seeking approximately €15 million in connection with certain intellectual property rights used by Canal Satélite and DTS during a period not covered by an agreement with SGAE. The Court of First Instance of Colmenar Viejo found against Canal Satélite and DTS, and the two companies appealed the decision (which was provisionally enforced) and the appeal was dismissed. In October 2007, the two companies appealed the matter to the Supreme Court. In a resolution dated March 16, 2010 the Supreme Court accepted for review the appeal filed by Canal Satélite and DTS although the court has yet to reach a final decision in this matter.

In December 2006, SGAE filed an additional claim against Sogecable demanding payment of the total amount of its fees (without application of the 50% discount provided to new television businesses during the first four years of their activity). The fees in question relate to intellectual property rights used by Sogecable on its free-to-air television channel, Cuatro, which was launched in November 2005. Cuatro uses the frequency of a former Sogecable channel, and SGAE maintains that it was therefore not a new business but a modification of an existing one. Cuatro filed a counterclaim against SGAE contesting the size of the claim. A hearing on this matter was held on October 1, 2008. On March 17, 2010, the Court rendered a decision rejecting SGAE’s claim.

On June 30, 2010, SGAE, on the one hand, and Sogecable, Canal Satélite and DTS, on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions, including the proceedings referred to in the preceding paragraph.

Proceedings Between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights

On July 24, 2006, Sogecable, TVC Multimedia, S.L. and Mediapro entered into an agreement to exploit the rights of the Spanish Football League for the 2006/07 and subsequent seasons. Also pursuant to this agreement, Mediapro had the option to become a shareholder of AVS. In consideration for its interest in AVS, Mediapro contributed its contracts for broadcast rights with certain soccer clubs to AVS.

In the July and August of 2007, AVS discontinued transmission of soccer league match broadcasts to Mediapro because of Mediapro’s failure to make payments on more than €50 million of fees due to AVS. AVS subsequently filed a suit against Mediapro on July 3, 2007. Two additional complaints were filed on August 27 and September 12, 2007, alleging Mediapro’s continued breach of the agreement between the parties. The second supplemental suit was accompanied by an application for injunctive relief which was granted by the Madrid Court of First Instance no. 36. The court granted the requested injunction, but required AVS to post a bond of €50 million, secured by Sogecable, to cover damages in the event that the injunction was improperly requested. This injunction was lifted at the end of the season.

Both AVS and Sogecable have filed claims against Mediapro, and the other parties to the initial contract that have cooperated with Mediapro. The trial was held on November 17 and 19, 2009. In a decision dated March 15, 2010 the court granted the relief requested by AVS and dismissed the counterclaim filed by Mediapro against AVS, Sogecable and TVC. In addition, the Court awarded AVS more than €95 million for unpaid fees and damages caused by Mediapro’s failure to adhere to the terms of the contract. The court’s order also requires Mediapro to supply AVS with the contracts signed with league soccer clubs that should have been initially assigned to AVS, according to the terms of the disputed contract.

The judgment has been appealed by Mediapro and AVS has requested its provisional enforcement. The court agreed to enforce the judgment; however, Mediapro was declared insolvent by Commercial Court No. 7 of Barcelona immediately thereafter. Enforcement has therefore been suspended in accordance with Spanish insolvency law. AVS has also filed suit in Commercial Court No. 7 of Barcelona claiming €85 million in damages not covered by the complaint discussed above.

NCC Proceedings Against Various Participants in the Spanish League Soccer Market, Including Sogecable and AVS

On April 8, 2008, the NCC commenced disciplinary proceedings against several companies, including Sogecable, AVS and 39 soccer clubs for anticompetitive activities with regard to the acquisition of broadcasting and exploitation rights for regularly scheduled national soccer events. On August 27, 2008, the NCC filed a statement of the facts as found, summarizing its conclusions in the investigation. On July 10, 2009, the NCC issued its final proposed decision. Sogecable and AVS have filed a response to the proposed decision. Subsequently, on April 14, 2010, the NCC issued a ruling imposing a fine of €150,000 on Sogecable and Mediapro as well as a fine of €100,000 on AVS. The NCC imposed the fines on the basis the agreement reached by the parties obstructed competition. Both Sogecable and AVS have appealed to the administrative courts; these appeals have not yet been resolved.

The April 14, 2010 Resolution of the NCC found the provisions in the parties’ July 24, 2006 agreement regarding the sharing and joint exploitation of soccer rights valid through the end of season 2008/2009. However, the NCC Resolution also declared void clause 5 of the July, 24, 2006 agreement, which provided that agreements for new soccer rights and the renewal of existing soccer rights should be negotiated and signed directly by AVS, except for rights relating to Real Madrid which should be renewed by Sogecable, on the basis that it constitutes a non compete provision prohibited by Spanish antitrust rules.

AVS and Sogecable have appealed the NCC Resolution, requesting that the NCC’s voiding of clause 5 and its finding that the agreement on rights sharing is valid only through the end of season 2008/2009 be overturned. Furthermore, AVS and Sogecable have requested that the court in which the appeal will be heard declare the NCC Resolution unenforceable, and enforcement of the resolution has been stayed pending the judicial determination. Until the appellate court issues a ruling on the NCC Resolution, there can be no final determination of the resolution’s enforceability against AVS and Sogecable.

The civil proceedings described above under “Proceedings Between AVS and Mediapro Concerning Spanish League Soccer Broadcast Rights” and the NCC administrative proceedings are separate actions with different scopes, and will be separately resolved in different jurisdictions. The NCC Resolution does not affect the suspended €95 million judgment against Mediapro currently on appeal or the €85 million in additional damage claims brought by AVS discussed earlier, because these relate to the 2008/2009 season or earlier seasons.

Proceedings Against F.C. Barcelona

In July 2007 Sogecable, S.A. filed suit against F.C. Barcelona, demanding performance of an agreement, executed in 1999, between the club and Telefónica Media, S.L. (which has since changed its name to Telefónica de Contenidos, S.A.U.). Sogecable assumed Telefónica’s rights under this contract in 2003. Pursuant to this agreement, the F.C. Barcelona assigned to Sogecable, among other things, certain payments received by the teams in connection with the teams’ participation in international competitions. The club also filed a counterclaim against Sogecable and Telefónica de Contenidos.

On January 12, 2009, Court of First Instance No. 47 of Barcelona upheld Sogecable’s claims, requiring the club to settle the amounts owed from the 2003/04 season through the 2007/08 season. F.C. Barcelona paid the corresponding amounts through the 2006/07 season to Sogecable. Sogecable requested payment of the amounts corresponding to the 2007/08 season, but the request was rejected by the court. Sogecable appealed this decision and, by a resolution dated June 3, 2010, the Provincial Court of Barcelona rejected that appeal. Therefore, Sogecable intends to bring a new claim against FCB for the unpaid amounts relating to the 2007/2008 season. The decision of January 12, 2009 was appealed by FCB, but in mid-September, 2010, the Provincial Court of Barcelona rejected this appeal. FCB may, however, appeal the decision to the Spanish Supreme Court. If such an appeal is made, and if it is determined in favor of FCB, Sogecable may be required to return the above-mentioned payments made by F.C. Barcelona.

Enforcement Actions Against Sogecable and AVS by the Telecommunications Market Commission

On December 12, 2008, the Telecommunications Market Commission, or TMC, issued a disciplinary decision against Sogecable for alleged failure to respond to the TMC’s requests for information in relation to Sogecable’s compliance with the provisions of the Resolution of the Council of Ministers of November 29, 2002. Compliance with these provisions was a condition TMC’s approval of the merger of Vía Digital into Sogecable. The TMC also issued a disciplinary sanction against AVS on the same grounds. Both Sogecable and AVS have filed appeals against those decisions in the administrative courts, the resolution of which remains outstanding.

Proceedings Brought by Prisacom Against Meristation Magazine, S.L.

In January 2007, Prisacom brought a lawsuit against Meristation Magazine, S.L. for the enforcement of the sale and purchase agreement entered into between the parties on January 16, 2002, and the exercise of the purchase option regarding the Internet domain name www.meristation.com. In November 2007, the Court of First Instance held in favor of Prisacom and awarded damages. Meristation Magazine, S.L. appealed in January 2008, and in June 2008 the Court of Appeal upheld the decision, but limiting Prisacom’s remedy to exercise the purchase option on the Internet domain name (www.meristation.com), at the price agreed by the parties in January 2002. The Court of Appeal did not confirm the award of damages. The Court of Appeal also ordered Meristation Magazine to carry out any actions necessary to allow Prisacom to execute the purchase on the terms set out in the original contract. In July 2008, Meristation appealed the Court of Appeal’s decision to the Supreme Court. In early February 2010, the Supreme Court issued a writ dismissing

Meristation’s appeal, and ordering Meristation to bear the cost of the proceedings. As of the date of this proxy statement/prospectus, Meristation has not appealed to the Constitutional Court for legal protection.

Certain arrangements necessary in order for Prisacom to acquire the Internet domain name are pending. Prisacom is preparing to take action to enforce the court orders and to carry out an audit of Meristation. Prisacom is holding talks with Meristation to reach an agreement on how to proceed.

*               *               *

In view of the legal proceedings of which Prisa is aware, Prisa believes that financial provisions for third-party liability recognized in accordance with current legislation are sufficient to cover the amount estimated, as of June 30, 2010, as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which Prisa is party.

PRISA MARKET PRICE AND DIVIDEND INFORMATION

Market Price History

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of Prisa’s ordinary stock as reported on the Spanish Continuous Market Exchange. The Spanish Continuous Market Exchange is the only trading market where Prisa ordinary shares are listed; Prisa shares are not currently listed on any exchange in the United States.

	Price Range of Prisa Ordinary Shares
	High	Low
	(Euros per share)

Annual Data (Year Ended December 31)
2005	16.57	14.21
2006	16.06	11.41
2007	17.66	11.24
2008	13.10	2.11
2009	4.62	0.94
Quarterly Data
1Q 2008	13.10	8.05
2Q 2008	11.85	6.63
3Q 2008	7.26	4.47
4Q 2008	4.99	2.11
1Q 2009	2.72	0.94
2Q 2009	4.47	1.81
3Q 2009	4.62	3.15
4Q 2009	4.07	2.98
1Q 2010	4.32	2.46
2Q 2010	3.68	1.66
3Q 2010	2.52	1.51
Monthly Data
November 2009	3.55	2.98
December 2009	4.07	3.10
January 2010	4.02	3.35
February 2010	4.32	3.20
March 2010	3.44	2.46
April 2010	3.68	2.69
May 2010	3.22	1.96
June 2010	2.35	1.66
July 2010	2.35	1.85
August 2010	2.52	1.51
September 2010	1.88	1.60

Article 33 of the Spanish Securities Market Law permits the CNMV to suspend trading of a financial instrument on the Spanish official secondary markets on which it is listed when special circumstances exist which may distort the normal course of trading in the financial instrument such as to make that measure advisable for the protection of investors. The CNMV has exercised this power to suspend trading in Prisa ordinary shares on the following occasions over the course of the past three years:

•	June 14, 2007, due to comments made by Prisa’s CEO to the Bloomberg news service regarding Sogecable and Unión Radio. Prisa clarified these statements with the CNMV, explaining that no decision had been made to sell those assets, consistent with the declaration made by the CEO;

•	December 20, 2007, due to the pending announcements of Prisa’s tender offer for the acquisition of Sogecable shares, discussed in “Information About Prisa—Liquidity and Capital Resources;”

•	December 18, 2009, due to the pending announcement of the acquisition by Telecinco of Cuatro and a 22% interest in DTS from Prisa, discussed in “Recent Developments—Recent Developments of Prisa;” and

•	February 23, 2010, due to reports in various news outlets concerning the proposed business combination between Prisa and Liberty.

In each case, the CNMV lifted the trading suspension and allowed trading of Prisa shares to resume within 24 hours of the initial suspension.

Historical Dividends and Dividend Policy

The following table sets forth the annual dividends per Prisa ordinary share paid by Prisa for the years ended December 31, 2005, 2006, 2007, 2008 and 2009. Prisa has historically paid an annual dividend to its shareholders; the dividend paid with respect to 2005, 2006 and 2007 was paid in the first quarter of the following year. However, Prisa did not pay any dividends in respect of its fiscal year ended December 31, 2008. In addition, the 2010 annual general shareholders’ meeting has not yet been held. The table set forth below presents the dividends paid by Prisa in respect of the last five calendar years in euros per share and in dollars per share (calculated using the Bloomberg 5 p.m. euro to dollar exchange rate on the date Prisa paid each dividend):

	Dividends Paid to Prisa Ordinary Shares
Fiscal Year				€/$ Exchange Rate
(In respect of)	Date Declared	Date Paid	Euros per share	on Date Paid	Dollars Per Share

2005	March 23, 2006	March 28, 2006	0.140	1.200	0.168
2006	Feb. 23, 2007	March 27, 2007	0.160	1.335	0.214
2007	Feb. 11, 2008	March 19, 2008	0.184	1.563	0.288
2008	—	—	—	—	—
2009	—	—	—	—	—

MATERIAL CONTRACTS

For a description of Prisa’s material loan agreements, see “Information about Prisa—Liquidity and Capital Resources—Bank Borrowings.”

For a description of Prisa’s material contracts related to asset dispositions not in the ordinary course, see “Recent Developments—Recent Developments of Prisa.”

QUANTITATIVE AND QUALITATIVE ANALYSIS OF MARKET RISK

Market risk is the risk of unexpected losses in earnings relating to Prisa’s assets and liabilities from unfavorable changes in both interest rates and foreign exchange rates. The primary market risk to which Prisa is exposed is interest rate risk from interest-bearing liabilities. Prisa is also exposed, to a lesser extent, to the exchange rate risk associated with operations conducted using currencies other than the euro.

Interest Rate Risk

Prisa is exposed to interest rate risk from its interest-bearing debt obligations, which are undertaken in variable interest rates. The interest rate on these instruments is mostly based on a rate of one-month Euribor plus the applicable margins. Prisa manages certain specific exposures to both long and short term liabilities using interest rate derivatives to limit the impact of interest rate increases. These contracts mature between the second half of 2010 and 2012.

The following tables provide information about Prisa’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For interest rate derivatives the table presents notional amounts and weighted average interest rates by expected (contractual) maturity dates. Their corresponding fair value as of December 31, 2009 is also indicated. The information is presented in euros, which is Prisa’s reporting currency. Information on the following contract terms is provided:

•	For options: contract amounts and rate caps and floors.

•	For swaps: notional amounts and characteristics of payments made and received.

•	For debt obligations: principle amounts and characteristics of the interest payments.

							Fair Value
					2013 and		(thousands of euros)(€)
As of December 31, 2009		2010	2011	2012	Thereafter	Total	12/31/09

Interest rate options
COLLAR in EUROS(1)		—	—	50,000	—	50,000	(2,330)
Buy CAP—ref. Euribor	Weighted Average rate Cap	4.99%	4.99%	4.99%
Sell Floor—ref. Euribor	Weighted Average rate Floor	3.25%	3.25%	3.25%
Complex Instruments
“Leónidas” Collar(2)		78,000	306,152	—	—	384,152	(10,769)
Buy CAP—ref. Euribor	Weighted Average rate Cap	4.41%	4.41%
Sell Floor—ref. Euribor	Weighted Average rate Floor	3.30%	3.30%
“Leónidas” Swap(3)		30,000	117,751	—	—	147,751	(5,677)

TOTAL						581,903	(18,776)

(1)	Pursuant to the collar contract, Media Capital pays each month, the current 1-month Euribor floating rate on the notional amount of the collar, subject to a maximum (the cap in the case that floating rate is higher than 4.99%) and minimum (the floor, in the case that the floating rate is lower than 3.25%). In exchange, Media Capital receives, each month the current 1-month Euribor floating rate.

(2)	Pursuant to the Leónidas collar contract, Prisa pays, in a given period, the current 3-month Euribor floating rate on the notional amount of the collar, subject to a maximum and minimum amount payable per period. In exchange, Prisa receives, in a given period, a payment equal to the lesser of (i) the current 3-month Euribor floating rate on the notional amount and (ii) the 3-month Euribor floating rate for the prior period plus a spread of 0.35% on the notional amount.

(3)	Pursuant to the Leónidas swap contract, Prisa currently pays a fixed rate of 3.95% on the notional amount of the swap. In exchange, Prisa receives, in a given period, a payment equal to the lesser of (i) the current 3-month Euribor floating rate on the notional amount and (ii) the 3-month Euribor floating rate for the prior period plus a spread of 0.35% of the notional amount.

The fair value as of June 30, 2010 of Prisa’s derivative financial instruments and other financial instruments that are sensitive to changes in interest rates is negative €16.2 million.

The following table presents a sensitivity analysis showing changes in the fair value of Prisa’s derivatives, as of December 31, 2009, to changes in the euro interest rate curve that Prisa considers reasonable:

Sensitivity (before tax)	12/31/09
(thousands of euros)

+ 0.5% (increase in interest rate curve)	3,709
−0.5% (decrease in interest rate curve)	(4,207)

The sensitivity analysis reveals that the negative fair value of the interest rate derivatives decreases in response to an increase in the interest rate curve, partially reducing the projected higher cost of borrowings. For floating-rate financial debt, a 0.5% increase in interest rates would increase borrowing costs by €20.4 million.

	Principle Amounts and Applicable Interest Rates of Outstanding						Fair Value
	Liabilities Maturing During Fiscal Year						As of
					2014 and		December 31,
	2010	2011	2012	2013	Thereafter	Total	2009
	(thousands of euros except for percents)

Liabilities long term
Prisa Syndicated Loan and Credit Facility (EUR)	305,307	305,685	350,929	777,988	—	1,739,910	1,719,054
Interest rate—Euribor 1m+spread	Eur lm+ 2%	Eur lm+ 2%	Eur lm+ 2%	Eur lm+ 2%
Prisa Subordinated Loan (EUR)	—	—	—	134,000	—	134,000	131,681
Interest rate—Euribor 1m+spread	Eur lm+ 4%	Eur lm+ 4%	Eur lm+ 4%	Eur lm+ 4%
Sogecable Syndicated Loan and Credit Facility (EUR)(2)	218,777	488,777	—	—	—	707,554	703,364
Interest rate—Euribor 1m+spread	Eur lm+ 0.6%	Eur lm+ 0.6%	Eur lm+ 0.6%	Eur lm+ 0.6%
Bilateral Loans (EUR)	23,440	30,500	68,418	—	—	122,358	121,224
Average Interest rate—ref. Euribor	(1)	(1)	(1)
Leasing (USD)	704	17	14	6	—	740	738
Leasing (Unidad de fomento, Chilean Central Bank)	68	63	—	—	—	131	130
Other Debt	16,596	14,874	2,447	810	243	34,970	34,761

Liabilities short term
Bridge Loan Agreement (EUR)	1,791,608	—	—	—	—	1,791,608	1,787,140
Interest rate—Euribor 1m+spread	Eur lm+ 2.5%
Other Variable Rate Loan (EUR)	132,230	—	—	—	—	132,230	131,900
Interest rate—Euribor 3m+spread	Eur 3m+ 2%
Other Variable Rate Loan (EUR)	17,630	—	—	—	—	17,630	17,586
Interest rate—Euribor 1m+spread
Other Variable Rate Loan (USD)	28,289	—	—	—	—	28,289	28,218
Interest rate
Other Variable Rate Loan (Chilean peso)	2,110	—	—	—	—	2,110	2,105
Interest rate
Other Variable Rate Loan (Mexican peso)	114	—	—	—	—	114	111
Interest rate
Other Variable Rate Loan (Colombian peso)	2,681	—	—	—	—	2,681	2,674
Interest rate

TOTAL	2,539,554	839,916	421,808	912,804	243	4,714,325	4,680,687

(1)	“Eur 1m” refers to the one-month Euribor rate. “Eur 3m” refers to the three-month Euribor rate. The rates provided in this table are the reference rates at which Prisa pays interest under each of its respective lending arrangements.

(2)	€257 million is included as a long term risk as it corresponds to bank credits which are automatically renewed each year up to 2011, although this amount is classified as short term bank debt in the balance sheet as of December 31, 2009.

The main changes for the six months ended June 30, 2010 correspond to the €217.4 million decrease in bank debt as a consequence of the sale of a 25% stake in Santillana. For additional discussions regarding the debt maturity and interests see “Information About Prisa—Liquidity and Capital Resources.”

Foreign Currency Risk

Prisa is exposed to foreign exchange rate risk from assets and liabilities denominated in the currencies of the different countries in which it develops its activities, mainly the U.S. dollar and Brazilian Real. Prisa manages its currency exposures with foreign exchange contracts that have maturities of up to 12 months as a maximum. The counterparties to these contracts are highly-rated financial institutions.

The following tables provide information about Prisa’s derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates. For material foreign exchange derivatives the table presents notional amounts and weighted average exchange rates by expected (contractual) maturity dates. These contracts mature in December, 2010. Their corresponding fair value as of December 31, 2009 is also indicated.

		Notional Value of Contracts			Fair
		Maturing During Fiscal Year			Value
As of December 31, 2009		2010	Thereafter	Total	12/31/09
				(thousands of	(thousands of
				dollars)	euros)

Forward
Forward with Barrier(1)	EUR/USD
sell EUR/buy USD	Contract amount (USD)	60,000	—	60,000	1,045
	Weighted Avg. Exchange Rate	1.45
Forward	Brazilian Real/USD
sell BRL/buy USD	Contract amount (USD)	2,616	—	2,616	(564)

TOTAL				62,616	481

(1)	Prisa has the right but not the obligation to buy USD / sell EUR at a dollar to euro exchange rate of 1.45 subject to the dollar to euro exchange rate remaining below 1.6820. If the exchange rate reaches 1.6820, Prisa will have the obligation to purchase dollars at an exchange rate equal to $1.45 per euro, on certain specified dates.

The fair value of Prisa’s derivative financial instruments and other financial instruments that are sensitive to changes in foreign currency exchange rates as of June 30, 2010 amounts to €1.0 million.

The following table sets forth the sensitivity (changes in fair value as of December 31, 2009) of the fair value of Prisa’s foreign currency hedges to changes in the euro/dollar exchange rate, in thousands of euros:

Sensitivity (before tax)	12/31/09

+10% (increase in EUR/USD exchange rate)	5,034
−10% (decrease in EUR/USD exchange rate)	(1,879)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Country Risk

As of December 31, 2009, approximately 5.5% of the assets of Prisa were located in Latin America. Additionally, approximately 15.5% of the operating revenues of Prisa in 2009 were generated by Latin

American operations. The operations and investments of Prisa in Latin America (including the income of operations, their market value, and the dividends and payments through the management of these companies) can be affected by several risks related to the economic, political and social conditions of these countries, which in aggregate are referred to as “country risks.” The following are worth noting:

•	the possibility of unpredictable adverse changes in the policies and/or the existing regulation which have a negative effect on the economic or business conditions of the market in which it operates and, therefore, on the interests of Prisa in these countries;

•	the possible devaluation of local currencies or the imposition of restrictions on the exchange regime or any other types of restrictions on capital movements;

•	the effects of the inflation and/or the possible devaluation of local currencies can cause subsidiaries of Prisa located in these countries to experience negative equity, requiring the recapitalization or the initiation of liquidation procedures;

•	the possibility of public expropriations, nationalizations of assets or the increase of the government involvement in the economy and the companies; and

•	the possible imposition of taxes or excessive rates.

In this respect, in 2009 and in the first six months of 2010, certain factors that affect the Venezuelan economy have had an impact on the accounting treatment regarding the Venezuelan subsidiary of Prisa. Among those, the inflation index, the accumulated index of the last three fiscal years, the restrictions to the official currency exchange market and the devaluation of the “Bolivar Fuerte” on January 8, 2010. Consequently, under IFRS, the Venezuelan economy had to be considered as hyperinflationary in 2009, which has had a series of impacts on the consolidated financial statements of Prisa for the 2009 fiscal year and for the six months ended June 30, 2010.

Additionally, the operations of Prisa depend, in some cases, on concessions granted by the governments of the various countries in which it operates. These concessions, including their renewals, could be affected by the political and economic instability, altering the terms and conditions under which it operates in these countries.

INFORMATION ABOUT LIBERTY AND LIBERTY VIRGINIA

General

Liberty is a Delaware blank check company formed on June 27, 2007. Liberty’s business plan is to complete a business combination with one or more operating businesses. Liberty’s business plan is not limited to a particular industry.

A registration statement for Liberty’s IPO was declared effective on December 6, 2007. On December 12, 2007, (i) Liberty sold 90,000,000 units in Liberty’s IPO, and (ii) the underwriters for Liberty’s IPO purchased an additional 13,500,000 units pursuant to an over-allotment option. Each unit consists of one share of common stock and one-half of one warrant. Each whole warrant entitles the holder to purchase one share of Liberty common stock at a price of $5.50 commencing on Liberty’s consummation of a business combination, provided that there is an effective registration statement covering the shares of common stock underlying the warrants in effect. The warrants expire on December 12, 2013, unless earlier redeemed. Liberty’s founders’, including Liberty’s sponsors, Berggruen Acquisition Holdings Ltd, and Marlin Equities II, LLC, purchased an aggregate of 25,875,000 shares and 12,937,500 warrants prior to Liberty’s IPO for a total purchase price of $25,000 and Liberty’s sponsor purchased in equal amounts an aggregate of 12,000,000 warrants at a price of $1.00 per warrant ($12.0 million in the aggregate) in a private placement that occurred immediately prior to Liberty’s IPO.

Liberty received net proceeds of $1,016.7 million from its IPO (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors’ warrants. Of those net proceeds, approximately $27.4 million is attributable to the portion of the underwriters’ discount which is payable to the underwriters upon Liberty’s consummation of a business combination (an obligation which Citigroup and Barclays have agreed with Liberty to reduce to an aggregate of approximately $20.5 million). The net proceeds of the IPO, including the deferred underwriters’ discounts and commissions were deposited into a trust account and will be part of the funds distributed to Liberty’s public stockholders in the event it is unable to complete a business combination. Unless and until a business combination is consummated, the proceeds held in the trust account will not be available to Liberty. For a more complete discussion of Liberty’s financial information, see “Selected Historical Financial Information of Liberty.”

On August 9, 2007, each of Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC agreed to invest $30.0 million ($60.0 million in the aggregate) in Liberty in the form of co-investment units at a price of $10.00 per unit (after giving effect to a unit dividend). Each of Berggruen Holdings and Marlin Equities is obligated to purchase such co-investment units from Liberty immediately prior to the consummation of a business combination; however, Liberty has agreed to terminate such co-investment obligation, so as to reduce dilution to Prisa following the business combination. The foregoing co-investment obligation was disclosed in Liberty’s IPO prospectus and the effect of the termination of such obligations by Liberty is that Prisa and its shareholders (which after giving effect to the consummation of the business combination will include Liberty’s stockholders) will experience less dilution upon consummation of the business combination then if the co-investment obligation would not have been waived. Although dilution will be limited, the co-investment amount will not be available to Prisa following the consummation of the business combination.

In connection with Liberty’s IPO, each of the founders agreed not to transfer, assign or sell any of its Liberty securities (including the common stock to be issued upon exercise of the founders’ warrants and sponsors’ warrants) until one year after Liberty consummates a business combination. Citigroup, as representative of the underwriters of Liberty’s IPO, has agreed to release the founders from these transfer restrictions upon consummation of the business combination. Liberty’s founders, however, have committed, subject to certain exceptions, that they will not, without the prior written consent of Liberty, sell, assign, transfer, pledge or otherwise dispose any of their Prisa shares received in the business combination in exchange for their Liberty common stock owned prior to Liberty’s initial public offering until the date that is one year from the date of the consummation of the business combination.

Fair Market Value of Target Business

In order for there to be a valid “Business Combination” under Liberty’s restated certificate of incorporation, the initial target business or businesses with which Liberty combines or combine must have a collective fair market value equal to at least 80% of the sum of the balance in Liberty’s trust account (excluding deferred underwriting discounts and commissions) at the time of such business combination plus the proceeds of the co-investment. Liberty’s board of directors determined that the proposed business combination with Prisa is a permitted “Business Combination” under Liberty’s restated certificate of incorporation.

Opportunity for Stockholder Approval of Business Combination

Prior to the consummation of Liberty’s initial business combination, Liberty is required to submit the transaction to its stockholders for approval, even if such transaction would not ordinarily require stockholder approval under applicable state law. Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation.

In connection with the vote required for any business combination, each of Liberty’s founders has agreed with Liberty and the underwriters of Liberty’s IPO to vote its respective shares of common stock acquired by it prior to Liberty’s IPO in accordance with the majority of the shares of common stock issued in Liberty’s IPO. As a result, if a majority of the shares of stock issued in Liberty’s IPO are voted for the business combination, Liberty’s founders must vote their shares of common stock acquired before Liberty’s IPO in favor of the business combination. Each of Liberty’s founders has also agreed that it will vote any shares it purchases in the open market in or after Liberty’s IPO in favor of a business combination. As a result, if Liberty’s founders acquired or acquire shares in or after Liberty’s IPO, they must vote those shares in favor of the business combination. Liberty will proceed with the business combination proposal only if at least a majority of the shares of its common stock outstanding on the record date for the special meeting of stockholders are voted in favor of the business combination proposal and public stockholders owning less than 30% of the shares sold in Liberty’s IPO vote against the business combination proposal and validly exercise their redemption rights.

Dissolution and Liquidation if No Business Combination

Pursuant to Liberty’s restated certificate of incorporation, and in accordance with the terms of the trust agreement between Liberty and Continental Stock Transfer & Trust Company, if either a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process and as promptly as practicable return and liquidate all funds from its trust account only to its public stockholders, as part of its dissolution and plan of distribution and in accordance with the applicable provisions of the DGCL. The liquidating distribution to public stockholders will consist of an aggregate sum equal to the amount in the trust fund, inclusive of any interest not previously released to Liberty less the amount of taxes paid, if any, on interest earned and will be made in proportion to Liberty’s public stockholders’ respective equity interests. In the event Liberty does not obtain stockholder approval of the liquidation proposal, it will nonetheless continue to pursue stockholder approval for its dissolution and a plan of distribution. Pursuant to the terms of Liberty’s restated certificate of incorporation, it is intended that Liberty’s powers following the expiration of the permitted time periods for consummating a business combination will automatically thereafter be limited to acts and activities relating to dissolving and winding up Liberty’s affairs, including liquidation. Pursuant to the trust agreement governing such funds, the funds held in Liberty’s trust account may not be distributed except upon Liberty’s dissolution and, unless and until such approval is obtained from Liberty’s stockholders, the funds held in the trust account will not be released (other than in connection with the funding of working capital, a redemption or a business combination as described elsewhere in this proxy statement/prospectus). Consequently, holders of at least a majority of Liberty’s outstanding stock must approve its dissolution in order to receive the funds held in Liberty’s trust account and, other than in connection with a redemption or a business combination, the funds will not be available for any other corporate purpose. Unless the liquidation proposal is abandoned as described in this proxy statement/prospectus, as promptly as practicable upon the later to occur of (i) the approval by Liberty’s stockholders of the liquidation proposal or (ii) the effective date of such approved plan of distribution, Liberty will liquidate its trust account to its public stockholders. Concurrently, Liberty will pay, or reserve for payment, from interest released to it from the trust account if available, its liabilities and obligations. As more fully described below, each of Mr. Berggruen and Mr. Franklin has agreed that, if Liberty dissolves prior to the consummation of a business combination, they will be personally liable to ensure that the proceeds in the trust account are not reduced by such liabilities and obligations.

Each of Liberty’s founders has agreed to waive its rights to participate in any liquidation of Liberty’s trust account or other assets with respect to its founders’ common stock and to vote their founders’ common stock in favor of the liquidation proposal. There will be no distribution from the trust account with respect to Liberty’s warrants, which will expire worthless if Liberty is dissolved.

Liberty estimates that its total costs and expenses for implementing and completing a stockholder-approved dissolution and plan of distribution would be between $75,000 and $125,000. This amount includes all costs and expenses relating to filing a certificate of dissolution with the State of Delaware, the winding up of Liberty, printing and mailing a proxy statement, holding a stockholders’ meeting relating to the approval by Liberty’s stockholders of its dissolution and plan of distribution, legal fees and other filing fees. Liberty believes that there should be sufficient funds available from the interest earned on the trust account and released to Liberty as working capital to fund the $75,000 to $125,000 in costs and expenses.

If Liberty were unable to complete an initial business combination and expended all of the net proceeds of its IPO, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, net of income taxes payable on such interest and net of interest income earned on the trust account balance of up to 1% of the gross proceeds of Liberty’s IPO ($10.35 million) previously released to Liberty to fund working capital requirements, the initial per-share liquidation price would be approximately $9.87, or $0.13 less than the per-unit offering price in Liberty’s IPO of $10.00. The per share liquidation price includes approximately $27.4 million, which constitutes the original amount of deferred underwriting discounts and commissions that would also be distributable to Liberty’s public stockholders. The proceeds deposited in the trust account could, however, become subject to the claims of Liberty’s creditors which would be prior to the claims of Liberty’s public stockholders.

Each of Mr. Berggruen and Mr. Franklin has agreed that, if Liberty dissolves prior to the consummation of a business combination, they will personally indemnify Liberty for any and all losses, liabilities, claims, damages and expenses which Liberty may become subject to as a result of a claim by any vendor, prospective target business or other entity that is owed money by Liberty for services rendered or products sold but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds held in the trust account. Based on representations made to Liberty by Mr. Berggruen and Mr. Franklin, Liberty believes that they are each of substantial means and capable of funding their indemnity obligations, even though Liberty has not asked them to reserve funds for such an eventuality. However, there can be no assurance that Mr. Berggruen or Mr. Franklin would be able to satisfy those obligations. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of Liberty’s public stockholders and, as a result, the per-share liquidation amount could be less than $9.87 due to such claims. Liberty will not waive Mr. Berggruen and Mr. Franklin’s obligations to indemnify it and under these circumstances, Liberty’s board of directors, a majority of which are independent directors, may have a fiduciary obligation to Liberty’s stockholders to bring a claim against Messrs. Berggruen and Franklin to enforce their liability obligation. Neither Mr. Berggruen nor Mr. Franklin will be personally liable to pay any of Liberty’s debts and obligations except as provided above. Accordingly, there can be no assurance that due to claims of creditors the actual per-share liquidation price will not be less than $9.87, plus interest, net of income taxes payable on such interest and net of interest income earned on the trust account balance of up to 1% of the gross proceeds of Liberty’s IPO ($10.35 million) previously released to Liberty to fund working capital requirements. Additionally, if Liberty does not complete an initial business combination and the trustee must distribute the balance of the trust account, the underwriters have agreed that (i) on

Liberty’s liquidation they will forfeit any rights or claims to their deferred underwriting discounts and commissions, including any accrued interest thereon, then in the trust account and (ii) the deferred underwriting discounts and commission will be distributed on a pro rata basis among the public stockholders, together with any accrued interest thereon and net of income taxes payable on such interest.

If Liberty complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that Liberty makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against it, a 90-day period during which it may reject any claims brought, and Liberty applies to the Court of Chancery for approval of such reasonable provisions of claims, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred if a proceeding with respect to such claim is not brought by the third anniversary of the dissolution (or such longer period directed by the Delaware Court of Chancery). Although Liberty is seeking stockholder approval for its dissolution and plan of distribution providing for the liquidation of the trust account to its public stockholders, Liberty does not intend to comply with the procedures set forth in Section 280 of the DGCL. Because Liberty will not be complying with Section 280, it is seeking stockholder approval of a plan of distribution complying with Section 281(b) of the DGCL that will reasonably provide for Liberty’s payment, based on facts known to Liberty at such time, of (i) all existing claims, including those that are contingent, (ii) all pending proceedings to which Liberty is a party and (iii) all claims that may be potentially brought against Liberty within the subsequent ten years. However, because Liberty is a blank check company, rather than an operating company, and Liberty’s operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from Liberty’s vendors or potential target businesses.

Additionally, if Liberty is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against Liberty which is not dismissed, the funds held in Liberty’s trust account will be subject to applicable bankruptcy law, and may be included in Liberty’s bankruptcy estate and subject to claims of third parties with priority over the claims of Liberty’s public stockholders. To the extent bankruptcy claims deplete the trust account, there can be no assurance that Liberty will be able to make any liquidating distributions to its public stockholders.

Liberty currently believes that any dissolution and plan of distribution in connection with the expiration of the 30-and 36-month deadlines would proceed in approximately the following manner:

•	as contemplated by Liberty’s IPO prospectus, since Liberty is seeking approval from its stockholders to consummate the business combination within 90 days of December 12, 2010, this proxy statement/prospectus also seeks stockholder approval for Liberty’s dissolution and its board’s recommended plan of distribution;

•	Liberty’s board of directors has, consistent with its obligations described in Liberty’s restated certificate of incorporation, adopted a resolution for Liberty to dissolve and adopted a plan of distribution which it has determined to recommend to its stockholders; and

•	you are also being asked to consider the liquidation proposal to dissolve Liberty in accordance with Delaware law and approve the proposed plan of distribution in, or substantially in, the form of Annex O to this proxy statement/prospectus.

Employees

Liberty currently has only two officers, its chief executive officer, Nicolas Berggruen, who is also a director, and its secretary, Jared Bluestein. Neither Mr. Berggruen nor Mr. Bluestein is or will be obligated to devote any specific number of hours to Liberty’s business, and they have devoted and intend in the future to devote only as much time as they deem necessary to its business. Liberty has no, and does not intend to have any, employees prior to the consummation of a business combination.

Properties

Liberty currently maintains its executive offices at 1114 Avenue of the Americas, 41st Floor, New York, New York 10036. The cost for this space is included in the $10,000 per-month fee that Berggruen Holdings, Inc. charges Liberty for office space, administrative services and secretarial support from the consummation of Liberty’s IPO until the earlier of its consummation of a business combination or its liquidation. Prior to the consummation of Liberty’s IPO, Berggruen Holdings provided Liberty with office space, administrative services and secretarial support at no charge. Liberty believes, based on rents and fees for similar services in the New York City metropolitan area that the fee charged by Berggruen Holdings, Inc. is at least as favorable as it could have obtained from an unaffiliated person. Liberty considers its current office space adequate for its current operations.

Legal Proceedings

To the knowledge of Liberty, there is no litigation currently pending or contemplated against Liberty or any of its directors or officers in their capacity as such.

Liberty Virginia

Liberty Acquisition Holdings Virginia, Inc., or Liberty Virginia, was incorporated in Virginia on April 30, 2010 and is a direct, wholly owned subsidiary of Liberty, formed by Liberty solely for purposes of completing the business combination with Prisa. Liberty Virginia has not engaged and, prior to the reincorporation merger, will not engage in any activities other than activities incidental to its formation and in connection with or contemplated by the business combination agreement. The address of the principal executive office of Liberty Virginia is 1114 Avenue of the Americas, 41st Floor, New York, New York 10036 and its telephone number is (212) 380-2230.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LIBERTY

This selected historical financial information of Liberty as of December 31, 2009 and 2008 was derived from financial statements of Liberty as of December 31, 2009 and 2008, respectively, audited by Rothstein, Kass & Company, P.C., independent registered public accounting firm, included in this proxy statement/prospectus. The selected historical financial information of Liberty as of June 30, 2010 was derived from unaudited financial statements of Liberty as of such date included in this proxy statement/prospectus. This information should be read in conjunction with Liberty’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and the notes thereto included in this proxy statement/prospectus. Since Liberty has not had any significant operations to date, only balance sheet data are presented.

	As of	As of	As of
	June 30,	December 31,	December 31,
Balance Sheet Data:	2010	2009	2008

Working capital (deficiency)	$1,438,543	$9,560,411	$10,947,952
Total assets	$1,029,639,857	$1,032,127,150	$1,031,648,244
Total liabilities	$30,296,529	$27,461,101	$27,543,110
Value of common stock which may be redeemed for cash (approximately $9.82 per share)(1)	$304,910,990	$304,910,990	$304,910,990
Value of deferred interest income related to common stock subject to possible redemption, net of tax	$2,241,525	$2,205,468	$1,568,300
Stockholders’ equity	$692,190,813	$697,549,591	$697,625,844

(1)	The estimated redemption price per share of approximately $9.82 was as of the date of Liberty’s IPO. On June 30, 2010, the estimated redemption price per share would be approximately $9.87.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LIBERTY

Overview

Liberty was formed on June 27, 2007, to effect a merger, stock exchange, asset acquisition, reorganization or similar business combination with an operating business or businesses which it believes have significant growth potential. Liberty’s IPO was consummated on December 12, 2007. Liberty intends to use cash from the proceeds of its IPO (including proceeds from the exercise by the underwriters of their over-allotment option) and sale of the sponsors’ warrants, its capital stock, debt or a combination of cash, stock and debt to effectuate a business combination.

Liberty has neither engaged in any operations nor generated any revenues from operations to date. Its entire activity since inception has been to prepare for and consummate Liberty’s IPO and to identify and investigate targets for a business combination. Liberty will not generate any operating revenues until consummation of a business combination. Liberty will generate non-operating income in the form of interest income on cash and cash equivalents.

Net income for the year ended December 31, 2009 was approximately $0.6 million, which consisted of approximately $3.8 million in interest income and an income tax benefit of approximately $0.1 million offset by approximately $3.4 million in operating expenses. Net income for the year ended December 31, 2008 was approximately $13.3 million, which consisted of approximately $25.6 million in interest income offset by approximately $0.8 million in operating expenses and approximately $11.4 million for taxes. Net income for the period from June 27, 2007 (inception) to December 31, 2009 was approximately $12.9 million, which consisted of approximately $32.3 million in interest income offset by approximately $4.4 million in formation and operating expenses, approximately $2.5 million in noncash compensation expenses in connection with the modification of the terms of the founders’ and sponsors’ warrants and approximately $12.6 million for taxes. Net loss for the period from June 27, 2007 (inception) to December 31, 2007 was approximately $1.0 million, which consisted of approximately $2.9 million in interest income offset by approximately $0.1 million in formation and operating expenses, approximately $2.5 million in noncash compensation expenses in connection with the modification of the terms of the founders and sponsors warrants and approximately $1.3 million for taxes—see Note B to Liberty’s audited financial statements “Summary of Significant Accounting Policies—Stock Based Compensation” and Note D—“Related Party Transactions.”

Net loss for the three months ended June 30, 2010 was approximately $2.9 million, which consisted of approximately $0.1 million in interest income offset by approximately $0.8 million in formation and administrative expenses and $2.5 million of business combination fees and expenses, less approximately $0.2 million for income taxes. Net income for the three months ended June 30, 2009 was approximately $0.4 million, which consisted of approximately $1.0 million in interest income offset by approximately $0.3 million in formation and administrative expenses and approximately $0.3 million for income taxes. Net loss for the six months ended June 30, 2010 was approximately $8.3 million, which consisted of approximately $0.2 million in interest income offset by approximately $1.8 million in formation and administrative expenses and $7.3 million of business combination fees and expenses, less approximately $0.5 million for income taxes. Net income for the six months ended June 30, 2009 was approximately $1.3 million, which consisted of approximately $3.0 million in interest income offset by approximately $0.6 million in formation and operating expenses and approximately $1.1 million for taxes. Please see Note B to the Company’s financial statements—“Summary of Significant Accounting Policies—Stock-based compensation” and Note D—“Related Party Transactions.” The trustee of the trust account will pay any taxes resulting from interest accrued on the funds held in the trust account out of the funds held in the trust account.

Business Combination with Prisa

On August 4, 2010, Liberty entered into the amended and restated business combination agreement with Prisa. Pursuant to the business combination, among other things, Liberty will merge with and into Liberty Virginia, with Liberty Virginia surviving the merger and the stockholders and warrantholders of Liberty becoming stockholders and warrantholders of Liberty Virginia. Immediately thereafter Liberty Virginia will effect a statutory share exchange with Prisa under the Virginia Stock Corporation Act and the Spanish Corporation Act, pursuant to which:

•	Liberty Virginia will become a wholly owned subsidiary of Prisa;

•	each outstanding share of Liberty Virginia common stock, other than shares as to which the holder has validly exercised its redemption rights, will be exchanged for Prisa shares, to be represented by Prisa ADSs, as described elsewhere in this proxy statement/prospectus; and

•	each of Liberty Virginia’s outstanding warrants will be exchanged in connection with the consummation of the business combination for a combination of cash and Prisa shares to be represented by Prisa ADSs, as described elsewhere in this proxy statement/prospectus.

Off-Balance Sheet Arrangements

Liberty has never entered into any off-balance sheet financing arrangements and has never established any special purpose entities. Liberty has not guaranteed any debt or commitments of other entities or entered into any options on non-financial assets.

Contractual Obligations

Liberty does not have any long term debt, capital lease obligations, operating lease obligations, purchase obligations or other long term liabilities.

Liquidity and Capital Resources

The net proceeds from (i) the sale of the units in Liberty’s IPO (including the underwriters’ over-allotment option), after deducting approximately $57.7 million to be applied to underwriting discounts, offering expenses and working capital (including approximately $27.4 million, which constitutes the original amount of deferred underwriting discounts) and (ii) the sale of the sponsors’ warrants for a purchase price of $12.0 million, was approximately $1,016.7 million. All of these net proceeds were placed in trust, except for $100,000 that was used for working capital.

Liberty will use substantially all of the net proceeds of its IPO to acquire one or more target businesses, including identifying and evaluating prospective target businesses, selecting one or more target businesses, and structuring, negotiating and consummating a business combination. If a business combination is paid for using stock or debt securities, it may apply the cash released to Liberty from the trust account for general corporate purposes, including for maintenance or expansion of operations of the acquired business or businesses, the payment of principal or interest due on indebtedness incurred in consummating the initial business combination, to fund the purchase of other companies, or for working capital.

At December 31, 2009, Liberty had cash outside of the trust account of approximately $8.9 million, cash held in the trust account of approximately $1,022.0 million, accrued expenses of $2,027, prepaid income taxes of approximately $550,600, franchise taxes payable of $31,574, and total liabilities of $334.6 million (which includes $307.1 million of common stock which is subject to possible redemption and related deferred interest). As of June 30, 2010, Liberty had cash outside of the trust account of approximately $6.8 million, cash held in the trust account of approximately $1,022 million and total liabilities of approximately $337.4 million (which includes approximately $307.1 million of common stock which is subject to possible redemption and related deferred interest). Liberty believes that the funds available to it outside of the trust account will be sufficient to allow it to operate until December 12, 2010, assuming that an initial business combination is not consummated during that time. Of the funds held outside of the trust account, Liberty has used and anticipates using these funds to cover the due diligence and investigation of a target business or businesses; legal, accounting and other expenses associated with structuring, negotiating and documenting an initial business combination; office space, administrative services and secretarial support prior to consummating a business combination.

If the funds available to Liberty outside of the trust account are insufficient to cover its expenses, it may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, Liberty could seek such additional capital through loans or additional investments from its sponsors, Mr. Berggruen or its directors, but, none of such sponsors, Mr. Berggruen or its directors is under any obligation to advance funds to, or invest in, Liberty. Any such interest income not used to fund its working capital requirements or repay advances from its founders or for due diligence or legal, accounting and non-due diligence expenses will be usable by Liberty to pay other expenses that may exceed Liberty’s current estimates.

Liberty does not believe it will need to raise additional funds in order to meet the expenditures required for operating its business. However, it may need to raise additional funds through a private offering of debt or equity securities if such funds were required to consummate a business combination. Such debt securities may include a working capital revolving debt facility or a longer term debt facility. Subject to compliance with applicable securities laws, Liberty would only consummate such financing simultaneously with the consummation of a business combination.

Liberty has focused and intends to focus on potential target businesses with valuations between $1.0 billion and $4.0 billion. Liberty believes that its available working capital, together with the issuance of additional equity and/or the issuance of debt, would support the acquisition of such a target business. Such debt securities may include a long term debt facility, a high-yield notes offering or mezzanine debt financing, and depending upon the business of the target company, inventory, receivable or other secured asset-based financing. The mix of additional equity and/or debt would depend on many factors. The proposed funding for any such business combination would be disclosed in the proxy statement/prospectus relating to the required stockholder approval. Liberty would only consummate such financing simultaneously with the consummation of a business combination that was approved in connection with the stockholder approval of the business combination. Liberty will only seek stockholder approval of such financing as an item separate and apart from the approval of the overall transaction if such separate approval was required by applicable securities laws or the Rules of the NYSE Amex or other similar body.

As of June 30, 2010, the underlying assets of Liberty’s trust account consisted of shares of the JPMorgan U.S. Government Money Market Fund, the Goldman Sachs Financial Square Federal Fund and the Federated Government Obligation Class Fund. According to the relevant prospectus of such funds:

•	J.P. Morgan Investment Management Inc. serves as investment adviser to the JPMorgan U.S. Government Money Market Fund, which under normal conditions, invests its assets exclusively in debt securities issued or guaranteed by the U.S. government, or by U.S. government agencies or instrumentalities and repurchase agreements fully collateralized by U.S. Treasury and U.S. government securities;

•	Goldman Sachs Asset Management, L.P. serves as investment adviser to the Goldman Sachs Financial Square Federal Fund, which limits its investments only to certain U.S. Treasury obligations and U.S. government securities; and

•	Federated Investment Management Company serves as investment adviser to the Federated Government Obligation Class Fund, which invests in short-term U.S. Treasury obligations and U.S. government obligations, including repurchase agreements collateralized by U.S. Treasury and government agency securities.

As of June 30, 2010, Liberty believes, based on publicly available information, that its position in each of such funds accounted for no more than 5% of the total assets of any such fund. Liberty and the trustee of the trust account continuously monitor the funds in this volatile market environment and expect to take whatever actions it and the trustee deem appropriate with respect to protecting and preserving the assets contained in the trust account.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the disclosure of contingent assets and liabilities in the financial statements and the accompanying notes, and the reported amounts of revenue and expenses during the periods presented. Actual amounts and results could differ from those estimates. If Liberty were to effect a business combination, estimates and assumptions would be based on historical factors, current circumstances and the experience and judgment of its management, and it would evaluate these assumptions and estimates on an ongoing basis and may employ outside experts to assist in its evaluations. The estimates and assumptions that management believes are the most significant in preparing the financial statements are described below.

Accounting and Reporting by Development Stage Enterprises

Liberty complies with the accounting and reporting requirements of Accounting and Reporting by Development Stage Enterprises.

Income (Loss) Per Common Share

Basic income (loss) per common share is computed by dividing net income (loss) applicable to common stockholders by the weighted average number of common shares for the period. Diluted income (loss) per share reflects the potential dilution that could occur if derivative securities were to be exercised or converted and would otherwise result in the issuance of common stock.

For the years ended December 31, 2009 and 2008 and for the periods from June 27, 2007 (inception) to December 31, 2009 and 2007, Liberty had potentially dilutive securities in the form of 76,687,500 warrants, including 12,937,500 warrants issued as part of the founders’ units, 12,000,000 sponsors’ warrants issued in a private placement and 51,750,000 warrants issued as part of the units in its IPO. Of the total warrants outstanding for the foregoing periods then ended, approximately 24,521,000 and 18,956,000 represent incremental shares of common stock, based on their assumed exercise, to be included in the weighted average number of shares of common stock (not subject to possible redemption) for the calculation of diluted income per share of common stock. For the three and six months ended June 30, 2010 and 2009 and for the period from June 27, 2007 (inception) to June 30, 2010, Liberty had potentially dilutive securities in the form of 76,687,500 warrants, including 12,937,500 warrants issued as part of the founders’ units, 12,000,000 sponsors’ warrants and 51,750,000 warrants issued as part of the units in its IPO. Of the total warrants outstanding for the periods then ended, approximately 23,634,000, 23,123,000 and 22,065,000 represent incremental shares of common stock, based on their assumed exercise, to be included in the weighted average number of shares of common stock outstanding (not subject to possible redemption) for the calculation of diluted income per share of common stock for the three months ended June 30, 2009, the six months ended June 30, 2009, and the period from inception to June 30, 2010, respectively. For the three and six months ended June 30, 2010, 27,385,000 and 27,067,000, respectively, of potentially diluted shares were not included in the computation of diluted net loss per share because to do so would be anti-dilutive. Liberty uses the “treasury stock method” to calculate potential dilutive shares, as if they were redeemed for common stock at the beginning of the period.

Liberty’s statements of operations (including its condensed statements of operations for the interim financial periods included in this proxy statement/prospectus) include a presentation of income (loss) per common share subject to possible redemption in a manner similar to the two-class method of income (loss) per common share. Basic and diluted income per common share amount for the maximum number of common shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption. Basic and diluted income per share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net income exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of common shares not subject to possible redemption.

Fair Value of Financial Instruments

Liberty does not enter into financial instruments or derivative contracts for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities.

Income Taxes

Liberty complies with Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

Accounting for Uncertainty in Income Taxes

Liberty also complies with the provisions of Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. Liberty adopted Accounting for Uncertainty in Income Taxes on the inception date, June 27, 2007. Liberty did not recognize any adjustments for uncertain tax positions during the year ended December 31, 2009.

Classification and Measurement of Redeemable Securities

Liberty accounts for redeemable common stock in accordance with Classification and Measurement of Redeemable Securities, which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A to Liberty’s financial statements, the business combination will only be consummated if a majority of the shares of common stock voted by Liberty public stockholders are voted in favor of the business combination and Liberty public stockholders holding less than 30% (31,050,000) of common stock sold in its IPO exercise their redemption rights. As further discussed in Note A to Liberty’s financial statements, Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. Accordingly, 31,049,999 shares of common stock have been classified outside of permanent equity at redemption value in the accompanying balance sheets. Liberty recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Approximately $1,016.7 million of the net offering proceeds (which includes $27.4 million of the proceeds attributable to the original amount of the underwriters’ discount) has been placed into a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of December 31, 2009 and June 30, 2010, the balance of the trust account was approximately $1,022.0 million. The proceeds held in trust are invested in U.S. “government securities” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less and/or in any open ended money market(s) selected by Liberty meeting the conditions of Sections (c)(2), (c)(3) and (c)(4) of Rule 2a-7 under the Investment Company Act of 1940. Thus, Liberty is subject to market risk primarily through the effect of changes in interest rates on government securities. The effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices, does not pose significant market risk to Liberty. As of December 31, 2009, the effective annualized interest rate payable on its investment was approximately 0.1% (based upon the average yield earned during the last reported monthly period). As of June 30, 2010, the effective annualized interest rate payable on Liberty’s investment was approximately 0.04% (based upon the average yield earned during the last reported monthly period). Assuming no other changes to its holdings as of December 31, 2009, a 0.1% decrease in the yield on its investment as of December 31, 2009 would result in a decrease of approximately $0.25 million in the interest earned on its investment for the following quarterly period. Assuming no other changes to Liberty’s holdings as of June 30, 2010, a 0.04% decrease in the yield on its investment as of June 30, 2010 would result in a decrease of approximately $0.1 million in the interest earned on its investment for the following quarterly period. Liberty has not engaged in any hedging activities since its inception. Liberty does not expect to engage in any hedging activities with respect to the market risk to which it is exposed.

PRICE RANGE OF LIBERTY SECURITIES

The following table sets forth, on a per share basis for the periods indicated, the high and low sales price of Liberty’s units, common stock and warrants as reported on the NYSE Amex for the period December 12, 2007 to December 31, 2007, for each quarter of fiscal 2008 and fiscal 2009, and for each of the first three quarters of fiscal 2010. Prior to December 12, 2007, there was no established public trading market for Liberty’s securities.

	Price Range of		Price Range of		Price Range of
	Units		Common stock		Warrants
	High	Low	High	Low	High	Low

2007
Fourth Quarter (from December 12, 2007)	$10.90	$10.00	$9.75	$9.03	$2.90	$2.55
2008
First Quarter	$10.95	$10.01	$9.57	$9.00	$2.90	$2.09
Second Quarter	$10.79	$8.97	$9.60	$9.05	$2.49	$1.80
Third Quarter	$10.54	$8.90	$9.34	$8.56	$2.27	$0.61
Fourth Quarter	$9.00	$7.95	$8.80	$7.85	$0.80	$0.30
2009
First Quarter	$9.12	$8.50	$8.90	$8.29	$0.56	$0.22
Second Quarter	$9.30	$8.88	$9.10	$8.75	$0.45	$0.25
Third Quarter	$9.84	$9.28	$9.50	$9.05	$0.90	$0.33
Fourth Quarter	$10.24	$9.77	$9.69	$9.40	$0.76	$0.50
2010
First Quarter	$10.50	$10.00	$10.08	$9.65	$1.32	$0.48
Second Quarter	$11.15	$10.00	$10.26	$9.75	$1.70	$0.55
Third Quarter	$11.45	$9.76	$10.50	$9.75	$1.74	$0.93

Holders of Liberty Securities

On the record date for the special meetings, there were six holders of record of Liberty units, three holders of record of Liberty warrants and one holder of record of Liberty common stock. Such numbers do not include beneficial owners holding shares, warrants or units through nominee names.

Dividends

Except for the 1-for-5 unit dividend that was effected on December 6, 2007, Liberty has not declared or paid any dividends on its common stock to date and it does not intend to pay cash dividends prior to the consummation of a business combination. After the consummation of a business combination, the payment of dividends will depend on its (or its successor’s) revenues and earnings, if any, capital requirements and general financial condition. The payment of dividends after a business combination will be within the discretion of the then-board of directors. Liberty’s board of directors currently intends to retain any earnings for use in its business operations and, accordingly, it does not anticipate the board declaring any dividends in the foreseeable future.

MANAGEMENT OF LIBERTY

Liberty’s directors and executive officer, and their ages as of June 30, 2010, are set forth below:

Name	Age	Position

Nicolas Berggruen	48	President, Chief Executive Officer and Director
Martin E. Franklin	45	Chairman of the Board
James N. Hauslein	51	Director
Nathan Gantcher	69	Director
Paul B. Guenther	70	Director

Nicolas Berggruen has been Liberty’s president, chief executive officer and a member of its board of directors since its inception in June 2007. Mr. Berggruen founded what became Berggruen Holdings, Inc. in 1984 to act as investment advisor to a Berggruen family trust that has made over 50 control and non-control direct investments in operating businesses since 1984. Mr. Berggruen has served as the president of Berggruen Holdings, Inc. since its inception. In 1984 he also co-founded Alpha Investment Management, a multi-billion dollar hedge fund management company that was sold to Safra Bank in 2004. Mr. Berggruen also served on the board of directors of Liberty Acquisition Holdings (International) Company, another blank check company, from January 2008 until its acquisition of the Pearl Group in September 2009. Mr. Berggruen obtained his B.S. in finance and international business from New York University.

Martin E. Franklin has been the chairman of Liberty’s board of directors since its inception in June 2007. Mr. Franklin has served as chairman and chief executive officer of Jarden Corporation, a broad-based consumer products company, since 2001. Prior to joining Jarden Corporation, Mr. Franklin served as chairman and a director of Bollé, Inc. from 1997 to 2000, chairman of Lumen Technologies from 1996 to 1998, and as chairman and chief executive officer of its predecessor, Benson Eyecare Corporation from 1992 to 1996. Mr. Franklin also serves on the board of directors of GLG Partners, Inc., Kenneth Cole Productions, Inc. and served as chairman of Liberty Acquisition Holdings (International) Company, another blank check company, from January 2008 until its acquisition of the Pearl Group in September 2009. Mr. Franklin also serves as a director and trustee of a number of private companies and charitable institutions.

James N. Hauslein has been a member of Liberty’s board of directors since July 2007. Mr. Hauslein has also served as President of Hauslein & Company, Inc., a private equity firm, since May 1991. From July 1991 until April 2001, Mr. Hauslein served as chairman of the board of Sunglass Hut International, Inc., the world’s largest specialty retailer of non-prescription sunglasses. Mr. Hauslein also served as Sunglass Hut’s chief executive officer from May 1997 to February 1998 and again from January 2001 to May 2001. Mr. Hauslein is currently a member of the board of directors of GLG Partners, Inc. (NYSE: GLG) and Elephant Capital PLC (AIM: ECAP). In addition, Mr. Hauslein also served as chairman, CEO and Director of Atlas Acquisition Holdings Corp. (NYSE Amex: AGX), another blank check company, from September 2007 to March 2010. Mr. Hauslein serves on several philanthropic boards and foundations and is a member of several Alumni Advisory Boards at Cornell University. Mr. Hauslein received his M.B.A., with Distinction, from Cornell University’s Johnson Graduate School of Management and his B.S. in chemical engineering from Cornell University.

Nathan Gantcher has been a member of Liberty’s board of directors since August 2007. Mr. Gantcher has also served as a Managing Member of EXOP Capital LLC, a private investment firm, since 2005. From 2002 to 2004, he served as Co-chairman and CEO of Alpha Investment Management LLC until it was sold to Safra National Bank. From 1997 to 2002, Mr. Gantcher served as the Vice Chairman of CIBC World Markets Corporation, the U.S. Section broker/dealer of Canadian Imperial Bank of Commerce (CIBC). CIBC acquired Oppenheimer & Company in November 1997. Mr. Gantcher had been with Oppenheimer since 1968 and served as its President and Co- chief executive officer from 1983 until the firm was acquired in 1997. In 2003, Mr. Gantcher retired from the Board of Trustees of Tufts University where he had been a member since 1983 and Chairman for the prior eight years. He is also a member of the Board of Overseers at Columbia Business School. He is a director of Mack-Cali Realty Corporation, a real estate investment trust, and Liquidnet

Holdings, an electronic marketplace for institutional investors. Mr. Gantcher received his M.B.A. from Columbia University and his B.A. in economics and biology from Tufts University.

Paul B. Guenther has been a member of Liberty’s board of directors since August 2007. Mr. Guenther has served as President of PaineWebber Group, Inc. from January 1994 until his retirement in April 1995. Mr. Guenther served as President of PaineWebber Incorporated from December 1988 until January 1994. Mr. Guenther also currently chairs the Investment Committee of the board of directors of The Guardian Life Insurance Company, is the Chairman of Community & Southern Holding, Inc., a regional bank located in Georgia, and is a member of the board of directors of RS Investments, an investment management firm. Mr. Guenther serves on several philanthropic boards and is a member of several charitable organizations. Mr. Guenther received his M.B.A. from Columbia Graduate School of Business and his B.S. in economics from Fordham University.

Compensation Discussion and Analysis

Neither Mr. Berggruen nor any of Liberty’s other directors has received any cash compensation for services rendered. In August 2007, each of its independent directors purchased 110,400 units (after giving effect to the 1-for-5 unit dividend) for a purchase price of $106.66. However, none of them serve as officers of Liberty nor receive any compensation for serving in such role, other than reimbursement of actual out-of-pocket expenses. As the price paid was fair market value at the time, Liberty does not consider the value of the units at the offering price to be compensation. Rather, Liberty believes that because they own such shares, no compensation (other than reimbursement of out of pocket expenses) is necessary and such persons agreed to serve in such role without compensation.

Liberty has agreed to pay Berggruen Holdings, Inc., an affiliate of Mr. Berggruen, a total of $10,000 per month for office space, administrative services and secretarial support until the earlier of its consummation of a business combination or its liquidation. This arrangement is being agreed to by Berggruen Holdings, Inc. for its benefit and is not intended to provide Berggruen Holdings, Inc. compensation in lieu of a management fee. Liberty believes that such fees are at least as favorable as it could have obtained from an unaffiliated third party.

Other than this $10,000 per-month fee, no compensation of any kind, including finder’s and consulting fees, has been, is or will be paid to Mr. Berggruen, the directors, or any of their respective affiliates, for services rendered prior to or in connection with a business combination. However, these individuals and the sponsors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Liberty’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. After a business combination, Mr. Berggruen and any of the directors who remain with the combined company may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to stockholders, to the extent then known, in the proxy solicitation materials furnished to Liberty’s stockholders. It is unlikely the amount of such compensation will be known at the time of a stockholder meeting held to consider a business combination, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Other than the securities described below in “Certain Liberty Relationships and Related Person Transactions,” neither Liberty’s officers nor directors has received any of Liberty’s equity securities.

CERTAIN LIBERTY RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On August 9, 2007, Berggruen Holdings, which is controlled by Mr. Berggruen, purchased 12,771,900 of Liberty units (after giving effect to a unit dividend) for an aggregate purchase price of $12,340 and Marlin Equities, which is controlled by Mr. Franklin, purchased 12,771,900 of Liberty units (after giving effect to a unit dividend) for an aggregate purchase price of $12,340. In addition, on August 9, 2007, each of the Liberty independent directors purchased 110,400 units (after giving effect to Liberty’s unit dividend) for a purchase price of $106. The units are identical to those sold in Liberty’s IPO, except that:

•	each of the founders has agreed to vote its founders’ common stock in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving the initial business combination. As a result, they will not be able to exercise redemption rights with respect to the founders’ common stock if the initial business combination is approved by a majority of the Liberty public stockholders;

•	the warrants underlying such units become exercisable after Liberty’s consummation of a business combination if and when the last sales price of the common stock equals or exceeds $15.00 per share for any 20 trading days within a 30 trading day period beginning 90 days after such business combination; and

•	the warrants underlying such units are non-redeemable for so long as they are held by the founders or their permitted transferees.

On August 9, 2007, Berggruen Acquisition Holdings Ltd. agreed to purchase 6,000,000 warrants to purchase one share of Liberty common stock at a price of $1.00 per warrant. Berggruen Holdings purchased such warrants from Liberty immediately prior to the consummation of Liberty’s IPO on December 12, 2007.

On August 9, 2007, Berggruen Acquisition Holdings Ltd. agreed to invest $30.0 million in Liberty in the form of co-investment units at a price of $10.00 per unit (after giving effect to a unit dividend). Berggruen Holdings is obligated to purchase such co-investment units from Liberty immediately prior to the consummation of a business combination; however, Liberty has agreed to terminate such co-investment obligation, so as to reduce dilution to Prisa following the business combination.

On August 9, 2007, Marlin Equities II, LLC agreed to purchase 6,000,000 warrants to purchase one share of Liberty common stock at a price of $1.00 per warrant. Marlin Equities purchased such warrants from Liberty immediately prior to the consummation of Liberty’s IPO on December 12, 2007.

On August 9, 2007, Marlin Equities II, LLC agreed to invest $30.0 million in Liberty in the form of co-investment units at a price of $10.00 per unit (after giving effect to a unit dividend). Marlin Equities is obligated to purchase such co-investment units from Liberty immediately prior to the consummation of a business combination; however, Liberty has agreed to terminate such co-investment obligation, so as to reduce dilution to Prisa following the business combination.

In connection with Liberty’s IPO, each of the founders agreed not to transfer, assign or sell any of its Liberty securities (including the common stock to be issued upon exercise of the founders’ warrants and sponsors’ warrants) until one year after Liberty consummates a business combination. Citigroup, as representative of the underwriters of Liberty’s IPO, has agreed to release the founders from these transfer restrictions upon consummation of the business combination. Liberty has engaged Citigroup, who acted as lead underwriter in Liberty’s IPO, and Barclays, to serve as its capital market advisors in connection with the business combination, for no additional consideration. In such capacity, Citigroup and Barclays may also solicit proxies from Liberty’s stockholders and warrantholders.

Pursuant to a registration rights agreement dated December 6, 2007 between Liberty and the founders, the founders are entitled to certain registration rights. Specifically, (i) the sponsors’ warrants and the underlying common stock are entitled to certain registration rights upon the consummation of a business combination; (ii) the founders’ warrants and the underlying common stock are entitled to certain registration rights 90 days after the consummation of a business combination; and (iii) the founders’ units and founders’ common stock are entitled to certain registration rights one year after the consummation of a business combination. Liberty agreed to use its best efforts to cause a registration statement relating to the resale of such securities to be declared effective and, once effective, to use its best efforts to maintain the effectiveness of the registration statement. The holders of warrants do not have the rights or privileges of holders of common stock or any voting rights until such holders exercise their respective warrants and receive shares of common stock. Certain persons and entities that receive any of the above described securities from the founders will, under certain circumstances, be entitled to the registration rights described herein. Liberty agreed to bear the expenses incurred in connection with the filing of any such registration statements. If the business combination is consummated, the founders will receive registered ADSs in exchange for their Liberty common stock and warrants and accordingly, the provisions in the registration rights will be of no further force and effect.

Liberty has agreed to pay Berggruen Holdings, Inc., an affiliate of Mr. Berggruen, a total of $10,000 per month for office space, administrative services and secretarial support until the earlier of its consummation of a business combination or its liquidation. This arrangement is being agreed to by Berggruen Holdings, Inc. for Liberty’s benefit and is not intended to provide Berggruen Holdings, Inc. compensation in lieu of a management fee. Liberty believes that such fees are at least as favorable as it could have obtained from an unaffiliated third party. Prior to the consummation of Liberty’s IPO, Berggruen Holdings had agreed to provide Liberty with office space, administrative services and secretarial support at no charge.

During the period while Liberty is pursuing the acquisition of a target business, Mr. Berggruen has agreed to present business combination opportunities that fit within Liberty’s criteria and guidelines to Liberty.

Berggruen Holdings has agreed to make certain of its investment professionals located at the Berggruen Holdings’ offices in New York available at no cost to Liberty to actively source a business combination for Liberty. Each of these investment professionals has agreed with Liberty that such individual will not present Liberty with a potential business combination opportunity with a company (i) with which such individual has had any discussions, formal or otherwise, with respect to a business combination with another company prior to the consummation of Liberty’s IPO or (ii) that is competitive with any portfolio company of Berggruen Holdings until after such individual has presented the opportunity to such portfolio company and such portfolio company has determined not to proceed with that opportunity.

On May 7, 2010, Liberty and its sponsors entered into the original sponsor surrender agreement, and on August 4, 2010 they entered into the amended and restated sponsor surrender agreement. See “Certain Agreements Related to the Business Combination—Sponsor Surrender Agreement.”

On August 4, 2010, Liberty entered into a preferred stock purchase agreement with each of its sponsors. See “Certain Agreements Related to the Business Combination—The Preferred Stock Purchase Agreements.”

DESCRIPTION OF PRISA CLASS A ORDINARY SHARES

The following summary of material considerations concerning the share capital of Prisa briefly describes certain material provisions of Prisa’s bylaws (estatutos sociales), as proposed to be amended and restated in connection with the business combination, and Spanish law relating to the share capital of Prisa. Because it is a summary it is not meant to be complete, is qualified by reference to the applicable Spanish laws and Prisa’s bylaws and does not contain all the information that may be important to you.

General

As of the date of this proxy statement/prospectus, Prisa’s share capital totals €21,913,550.00, represented by a single class of 219,135,500 ordinary shares with a nominal value of €0.10 each. All of Prisa’s ordinary shares are fully paid and nonassessable.

In December 2008, Prisa’s shareholders authorized its board of directors to approve an increase in capital of up to €10,956,775.00, or half of the then-existing share capital, which generally permits the board of directors of Prisa to approve the issuance of capital stock of the company up to the authorized amount without the additional shareholder approval otherwise required by Prisa’s bylaws (Art. 297.1(b) of the Spanish Companies Law). This authorization is valid through December 31, 2013.

Prior to the completion of the business combination, Prisa will submit to its shareholders for their approval the following additional increases to Prisa’s share capital:

•	An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia common stock;

•	An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia preferred stock;

•	An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia warrants; and

•	If Prisa conducts a rights offer to its existing shareholders, an increase of capital, in accordance with Articles 297.1(a) and 299 of the Spanish Companies Law, against a contribution of cash (aumento con aportaciones dinerarias) relating to the Prisa rights offering.

In addition, in connection with the increases in share capital in-kind described above, Prisa’s shareholders will vote on amendments to its bylaws providing for, among other amendments, the ability for Prisa to issue the Prisa Class B convertible non-voting shares and the reclassification of the existing Prisa ordinary shares as Prisa Class A ordinary shares. The description below of the ordinary shares of Prisa gives effect to the amendments to Prisa’s current bylaws to be effective at the time Prisa and Liberty complete the business combination. An English translation of the proposed amended bylaws of Prisa is included as Annex J to this proxy statement/prospectus. We urge you to read these materials carefully. Prisa’s bylaws as in effect on the date of the mailing of this proxy statement/prospectus are filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Meetings and Voting Rights

Shareholder Meetings

Under Prisa’s bylaws and the Spanish Companies Law, general shareholders’ meetings are either ordinary or extraordinary meetings.

Prisa must hold an ordinary general shareholders’ meeting annually within the first six months after the end of each fiscal year, on a date to be set by Prisa’s board of directors. An extraordinary general shareholders’ meeting may be held when deemed warranted by the board of directors of Prisa or at the written request of shareholders holding at least 5% of Prisa’s share capital, which request must state the matters to be considered at the meeting. In the case of a meeting called at the request of shareholders, Prisa must hold the meeting within one month after the requesting shareholder(s) has submitted a notarized request for the meeting to Prisa’s board of directors.

Attendance at Shareholder Meetings

Any record shareholder that owns a minimum of 60 shares of Prisa capital stock, irrespective of class, on the date that is five days prior to the date of a shareholder meeting, and that has obtained the corresponding attendance card, may attend a general shareholders’ meeting, in person or by proxy.

Voting Rights

Under Prisa’s bylaws, holders of the Prisa Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders.

Quorum

The published notice of a general shareholders’ meeting of Prisa may contain two proposed dates and times for the meeting, known as the initial call and the second call. The standard for quorum differs between the first and second call, and depending on the content of the proposals submitted to the shareholders.

On the initial call, quorum is generally satisfied if shareholders representing at least 25% of the subscribed share capital entitled to vote at the meeting are present or represented by proxy. On the second call, quorum is satisfied regardless of the share of Prisa’s capital represented. At both the initial and second call, the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by shareholder action, unless the matter being considered requires a 75% vote, as discussed below.

A higher standard for quorum applies at any general shareholders’ meeting where the following issues are to be considered: the issuance of debt securities (obligaciones), the elimination of preemptive rights, transfer of domestic domicile to any jurisdiction outside of Spain, any increase or reduction of Prisa’s share capital, any transformation, merger, spin-off, or dissolution or any amendment to Prisa’s bylaws. At the initial call of such a meeting, quorum requires the presence (in person or by proxy) of shareholders representing 50% of Prisa’s share capital entitled to vote at the meeting, and the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by the shareholders, unless the matter being considered requires a 75% vote, as discussed below. At the second call, quorum is satisfied by the presence of shareholders representing 25% of Prisa’s share capital entitled to vote at the meeting; however, if less than 50% of the share capital entitled to vote is represented in person or by proxy, the affirmative vote of two-thirds of the shares entitled to vote and present or represented at the meeting is required to pass a resolution of the shareholders, unless the matter being considered requires a 75% vote, as discussed below.

Supermajority Voting Rights

Upon completion of the business combination, Prisa’s bylaws will require the affirmative vote of at least 75% of the total voting power of Prisa’s issued shares, present or represented at a shareholders meeting, to approve any proposal submitted to shareholders with the respect to any of the following actions:

•	amendments to Prisa’s bylaws, including any change to Prisa’s corporate purpose, and any increase or decrease in the share capital of Prisa that is not mandated by law, among others;

•	any merger, consolidation or similar extraordinary transaction involving Prisa;

•	the winding up, liquidation or dissolution of Prisa;

•	elimination of shareholders’ preemptive rights to subscribe for share capital in connection with any increase in capital for cash;

•	change in the management structure of Prisa from a board of directors to a one- or two-person management structure (in the case Prisa were to cease to be a public company); and

•	the election by shareholders of any director other than those proposed by the board of directors.

Dividends

Under the Spanish Companies Law, shareholders at the general shareholders’ meeting approve the general accounts of the company and the allocation of profits or losses in accordance with these accounts. Once all payments and allocations for reserves or other accounts required by the bylaws and applicable law have been made, general dividends may be paid from the profits of the company for the fiscal year in respect of which the dividend is made or against appropriate reserves, but only to the extent of the excess of the book value of the company’s net assets over the total share capital. Before any dividends may be paid out of the company’s profits, profits must be allocated to offset any accumulated losses from prior fiscal years to the extent such losses had the effect of reducing the book value of net assets below the total share capital.

Redemption

Under the Spanish Companies Law, holders of Prisa Class A ordinary shares that vote against a proposed bylaw amendment which replaces the company’s corporate purpose have the right to require Prisa to redeem their shares in connection with such amendment for a price prescribed by law based on then-prevailing market prices.

Under the Spanish Companies Law, any shareholder that votes against a cross-border merger in which the surviving company would be domiciled in any jurisdiction other than Spain, or votes against any proposal to change the domicile of Prisa to any jurisdiction other than Spain, has the right to require Prisa to redeem their shares in connection with such merger or change in domicile for a price prescribed by law based on then-prevailing market prices.

Liquidation Rights

According to Spanish Companies Law, upon any dissolution of Prisa, after payment of all debts and liabilities, the remaining assets of Prisa must be used to the extent possible to reimburse the stated value of the Prisa Class B convertible non-voting shares prior to any distribution to the holders of the Prisa Class A ordinary shares, to the extent provided for under Article 101 of the Spanish Companies Law. In the event that the balance sheet prior to the liquidation contained distributable profits or share premium reserve created as a result of the issuance of the Prisa Class B convertible non-voting shares, Prisa Class B convertible non-voting shares would have the right to receive the minimum dividend corresponding to the preceding year and the then current year before any distribution is made to the rest of the shareholders.

Preemptive Rights

Each holder of Prisa Class A ordinary shares is entitled to preemptive rights in proportion to its shareholding with respect to each new issuance of (i) Prisa Class A ordinary shares pursuant to an increase in capital for cash (aumento con aportaciones dinerarias) and (ii) convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the general shareholders’ meeting (or upon board action pursuant to authorization from the general shareholders’ meeting) and preemptive rights are deemed excluded by operation of law in respect of certain issuances.

Registration and Transfers

Under Prisa’s bylaws, all ordinary shares exist by virtue of their book-entry notation of ownership and their registration in the corresponding accounting ledger, which shall also reflect the terms included in the documents under which the shares were issued and whether or not the shares have been fully paid up.

Book entry registration in Prisa’s accounting ledger of a holder’s ownership of shares constitutes legitimate title to the shares so registered, enables the holder to require Prisa to recognize the holder as a shareholder, and evidences the holder’s entitlement to exercise its rights as a shareholder, including the transfer of shares. Prisa’s bylaws provide that Prisa is entitled to rely on the accounting ledger for purposes of determining the identity of shareholders entitled to exercise the rights of share ownership.

If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, Prisa may require the registered shareholder to disclose the identity of the beneficial owner of the shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

Reporting Requirements

According to the Spanish Securities Market Law (Law 24/1988) any shareholder that, directly or indirectly, acquires or disposes of shares with voting rights of an issuer whose home state is Spain, and whose shares are listed in an official secondary market or another regulated market domiciled in the European Union, with the result that the voting rights of the shareholder exceed or fall below the percentage thresholds established by Royal Decree 1362/2007, must notify the issuer and the CNMV of the resulting proportion of voting rights held.

This obligation to notify the issuer and the CNMV also arises when the aggregate voting power of a shareholders’ securities exceeds or falls below the specified thresholds as a result of a change in the total voting power of the issuer’s outstanding securities, for example following an issuance of new shares.

Holders have similar disclosure obligations in connection with the following transactions or circumstances, among others: (i) the acquisition or disposition of financial instruments entitling the holder to acquire shares of the issuer, such as options, futures, and swaps; (ii) the entry into certain voting, deposit, temporary transfer or usufruct agreements regarding the relevant shares; or (iii) the existence of custodians or proxy-holders having the ability to exercise discretion over the voting of the relevant shares. Special thresholds apply when the person that is obligated to give the notification is a resident of a tax haven (as specified in Spanish law) or of a country or territory where there is no taxation or where the authorities decline to exchange information for tax purposes (in accordance with Spanish law).

In addition, a Spanish issuer listed on a Spanish Stock Exchange must report any acquisition by the issuer (or a subsidiary) of the issuer’s own shares if the acquisition, together with any other acquisitions since the date of the issuer’s last report (without deducting sales by the issuer or by its subsidiaries), results in the issuer holding its own shares carrying in excess of 1% of the total voting power.

Members of the board of directors of a listed company must inform the CNMV of their voting interest in an issuer’s securities upon joining the board and, thereafter, must notify the CNMV of any transaction by them involving the shares or other securities of the issuer, or financial instruments which are linked to the issuer’s shares. Senior executives of a listed company must report any such transactions as well.

Exchange Controls

Under current regulations, foreign investors may transfer invested capital, capital gains and dividends out of Spain without limitation as to amount, other than with respect to applicable taxes. In some circumstances, however, investors must inform the proper Spanish authorities of such capital movements.

Law 19/2003 (July 4, 2003) updated Spanish international exchange controls by recognizing the principle of freedom of the movement of capital between Spanish residents and nonresidents. This law establishes procedures for the declaration of capital movements for purposes of administrative or statistical information and authorizes the Spanish Government to take measures which are justified on grounds of public policy or public security. It also provides the mechanism to take exceptional measures with regard to third countries if such measures have been approved by the European Union or by an international organization to which Spain is a party. Royal Decree 664/1999, on Foreign Investments (April 23, 1999), established a framework for the regulation of foreign investments in Spain which, on a general basis, no longer requires the prior consent or authorization of authorities in Spain (without prejudice to specific regulations for several specific sectors, such as television, radio, mining, and telecommunications, among others, discussed below). Royal Decree 664/1999 requires notification of all foreign investments in Spain and liquidations of such investments upon completion of such investments to the Investments Registry of the Ministry of Economy, strictly for administrative statistical and economical purposes. Only investments from “tax haven” countries (as they are defined in Royal Decree 1080/1991), require notice before and after execution of the investment, except that no prior notice is required for: (1) investments in securities or participations in collective investment schemes that are registered with the CNMV, and (2) investments that do not increase the foreign ownership of the share capital of a Spanish company to over 10%. In specified circumstances, the Council of Ministers may agree to suspend all or part of Royal Decree 664/1999 when proposed by the Ministry of Economy, or, in some cases, by the head of the government department with authority for such matters and a report of the Foreign Investment Body. These requirements include a determination that the investment, due to its nature, form or condition, affects, or may potentially affect, activities relating to the exercise of public powers, national security or public health.

Law 19/2003 also revised the Spanish regulation against money laundering. The law creates an obligation to declare the origin and destination of capital movements, including payments made by cash or bearer check, to the Spanish monetary authorities in the following situations:

•	International transfers of capital to or from Spain in excess of €6,000; and

•	Transfers of capital within Spain in excess of €80,500.

Requirement to Make a General Tender Offer

Under Article 60 of the Spanish Securities Law and Royal Decree 1066/2007 of 27 July sobre el regimen de las ofertas públicas de adquisición de valores, referred to in this proxy statement/prospectus as the Spanish Takeover Law, any person attaining control of a company listed on a Spanish stock exchange (with control for this purpose being 30% of the total voting rights of the company’s securities) through any of the means listed below must make a mandatory tender offer, at an equitable price, for all outstanding shares (including, in the case of Prisa, ordinary and convertible non-voting shares) of the company and all other securities of the company having the right, directly or indirectly, to subscribe for or acquire shares. The means of attaining control that trigger a mandatory tender offer are (i) acquisitions of shares or other securities that have the right, directly or indirectly, to subscribe for or acquire voting shares in the company; and (ii) an agreement with other shareholders that causes them to be deemed to be acting in concert with respect to the acquisition of control. The mandatory tender offer requirement, as described above, is also triggered following the acquisition of less than 30% of the voting shares in the company if, within the 24 months immediately prior to such acquisition, the acquiring party or group has caused the appointment of more than half of the target company’s board of directors.

DESCRIPTION OF PRISA CLASS B CONVERTIBLE NON-VOTING SHARES

General

The Spanish Companies Law permits any company organized under the laws of Spain to issue non-voting shares having an aggregate nominal value of up to half of the company’s paid-up share capital.

The amended and restated bylaws of Prisa to be in effect when Prisa and Liberty complete the business combination, the Prisa Shareholder resolution establishing the class and the Spanish Companies Law (in particular, articles 98 et seq.) will govern the rights of the Prisa Class B convertible non-voting shares of Prisa.

Nominal and Stated Value

The Prisa Class B convertible non-voting shares will have a nominal value of €0.10 and a stated value that will be established at the time of consummation of the business combination. The stated value per Prisa Class B convertible non-voting share will be calculated as the market value of Liberty at that time (based on the average closing prices of Liberty’s common stock and warrants during the last full three-month period ending prior to the closing date) divided by the aggregate number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares issued to Liberty stockholders and warrantholders in the business combination. The stated value is used, among other things, for purposes of calculating the premium reserve created upon issuance of the Prisa Class B convertible non-voting shares (as described below) and for liquidation preference purposes, and is not intended to be indicative of the market value of the Prisa Class B convertible non-voting shares.

Meetings and Voting Rights

Shareholders Meetings

Under Prisa’s bylaws and the Spanish Companies Law, general shareholders’ meetings are either ordinary or extraordinary meetings.

Prisa must hold an ordinary general shareholders’ meeting annually within the first six months following the end of the prior fiscal year, on a date to be set by Prisa’s board of directors. An extraordinary general shareholders’ meeting may be held when deemed warranted by the board of directors of Prisa or at the written request of shareholders holding at least 5% of Prisa’s share capital, which request must state the matters to be considered at the meeting. In the case of a meeting called at the request of shareholders, Prisa must hold the meeting within 30 days after the requesting shareholder(s) has submitted a notarized request for the meeting to Prisa’s board of directors.

Attendance at Shareholder Meetings

Any record shareholder that owns a minimum of 60 shares of Prisa capital stock, irrespective of class, on the date that is five days prior to the date of a shareholder meeting, and that has obtained the corresponding attendance card, may attend a general shareholders’ meeting, in person or by proxy.

Voting Rights

The Prisa Class B convertible non-voting shares will have no right to vote on matters submitted to shareholders generally. However, the Prisa Class B convertible non-voting shares would acquire such voting rights during any period in which Prisa has not fully satisfied the required minimum dividend payment in respect of the Prisa Class B convertible non-voting shares. In that event, the convertible non-voting shares would be entitled to vote proportionally to the nominal amount of their shares on matters submitted to shareholders generally, and such voting rights would be subject to the same restrictions as would apply to the voting rights of the Prisa Class A ordinary shares. The Prisa Class B convertible non-voting shares would also acquire voting rights in the circumstances described under “— Reduction of Capital.”

In addition to any other approvals required by applicable law or the bylaws, any amendment of the bylaws of Prisa that affects the rights of the convertible non-voting shares must be approved by resolution of a majority of the convertible non-voting shares voting as a separate class.

Dividends

Each Prisa Class B convertible non-voting share will receive a minimum annual dividend, so long as there is no legal restriction against such payment, in an amount equal to €0.175, except in respect of fiscal year 2010, for which period the amount of the minimum dividend payable in respect of each Prisa Class B convertible non-voting share will be calculated by multiplying €0.175 by the fraction of the fiscal year during which the Prisa Class B convertible non-voting shares will have been outstanding (the number of days from issuance through and including December 31, 2010, divided by 365). Prisa may pay the minimum annual dividend from two sources: distributable profits, as defined by Section 273 of the Spanish Companies Law of 2010, and from the premium reserve created in connection with the issuance of the Prisa Class B convertible non-voting shares.

Assuming the maximum number of Prisa Class B convertible non-voting shares are issued in the business combination (approximately 403 million shares), an aggregate annual minimum dividend of €70.5 million would have been payable on the Prisa Class B convertible non-voting shares for each of 2007, 2008 and 2009. For 2008, Prisa would have been obligated to pay €37.2 million of this amount from available distributable profits and the remaining €33.3 million out of a charge against the premium reserve that would have been created at the time of issuance; for 2009, since Prisa did not have distributable profits for the year, Prisa would have been obligated to pay the entire €70.5 million out of a charge against the premium reserve. The premium reserve will be non-distributable for so long as any Prisa Class B convertible non-voting shares remain outstanding, other than for the payment of the minimum dividend on the Prisa Class B convertible non-voting shares in the event that there are insufficient distributable profits to pay the full amount of such dividend. The premium reserve may also be distributed in connection with conversion of the Prisa Class B convertible non-voting shares, as described below.

If, in a given financial year, Prisa earns sufficient distributable profits to cover the full amount of the minimum dividend due to the holders of Prisa Class B convertible non-voting shares, then Prisa must submit this payment out of distributable profits to shareholders for approval. If distributable profits in a given financial year are insufficient to cover the full amount of the minimum dividend due to the holders of the Prisa Class B convertible non-voting shares, then any shortfall would be payable from the premium reserve in respect of the Prisa Class B convertible non-voting shares. If the minimum dividend in respect of a given financial year exceeds the sum of distributable profits in that year and the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, then Prisa would be obligated to pay only a partial dividend for such year, up to the amount of such distributable profits plus the then-existing balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, pro rata in respect of the Prisa Class B convertible non-voting shares. Any remaining shortfall would be added to the minimum annual dividend payable in respect of the Prisa Class B convertible non-voting shares in the following year.

In the event of conversion, the holder of Prisa Class B convertible non-voting shares will be entitled to receive in cash, on or before the date the Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares any minimum dividend not paid before such date (including (i) the proportionate minimum dividend corresponding to the number of days elapsed from the beginning of the year in which the conversion takes place and the non declared nor paid minimum dividend corresponding to the previous year, to the extent there are distributable profits for the previous or current year or premium reserve and (ii) any accumulated dividend not paid from previous years, to the extent there are distributable profits for the previous or current year).

Any portion of the minimum annual dividend for a given year that Prisa does not become obligated to pay due to a lack of sufficient distributable profits for that year or lack of available premium reserve will accumulate until it becomes payable out of distributable profits for a subsequent year(s). Any remaining accumulated dividends at the time of conversion (whether voluntary or automatic) will be paid on or before the date on which Prisa Class A ordinary shares are delivered in exchange for the converted Prisa Class B convertible non-voting shares to the extent there are distributable profits for the year of conversion or the previous year (if the minimum dividend for such year has not been declared) that are permitted by applicable law to be paid out. At that time, Prisa will determine and pay both the amount of the annual dividend payable for the portion of the year of conversion during which the shares subject to conversion remained outstanding and the amount of dividend that remained accrued at the time of conversion. Any such dividends (whether for the portion of the year of, or accrued at the time of, conversion) that do not become payable at that time due to the lack of sufficient distributable profits for that year or lack of available premium reserve will not thereafter become payable or be paid.

Assuming distributable profits or Class B share premium reserves are available, the minimum dividend would be paid as soon as possible following the ordinary shareholders’ meeting at which the shareholders approve Prisa’s annual accounts, and in no event later than September 30 of each year.

Prisa Class B convertible non-voting shares will also participate in any dividend paid in respect of the Prisa Class A ordinary shares, provided, however, that no such dividend shall be paid until the minimum dividend due to the Prisa Class B convertible non-voting shares has been paid in full, including any unpaid amounts accumulated from prior years.

All minimum dividends in respect of the Prisa Class B convertible non-voting shares will be paid in cash.

Conversion

Conversion at the Election of the Holder

Holders of Prisa Class B convertible non-voting shares may at any time give Prisa notice of their election to convert the shares into one Prisa Class A ordinary share for each Prisa Class B convertible non-voting share. Prisa’s board (or a duly authorized committee) will, within five business days following the end of each month, issue Prisa Class A ordinary shares in respect of the Prisa Class B convertible non-voting shares whose holders have elected conversion during that prior month. Prisa will register with the Mercantile Register all Prisa Class A ordinary shares issued upon conversion as soon as practicably possible before the end of the month in which the Prisa Class A ordinary shares are issued.

Mandatory (Automatic) Conversion

Any Prisa Class B convertible non-voting share still outstanding on the date that is 42 months after its issue date will automatically convert into one Prisa Class A ordinary share, without any action by the holder. In the event of automatic conversion, if the volume-weighted average price of Prisa Class A ordinary shares on the Spanish Continuous Market Exchange (Sistema de Interconexión Bursátil-Mercado Continuo) during the 20 consecutive trading days immediately preceding the conversion date, or the twenty-day trailing average, is below €2.00, then the conversion rate will be modified. In this event, the number of Prisa Class A ordinary shares into which each Prisa Class B convertible non-voting share will convert will be equal to a fraction (expressed as a decimal), the numerator of which will be €2.00 and the denominator of which will be the twenty-day trailing average, subject to a maximum conversion rate of 1.33 Prisa Class A ordinary shares per Prisa Class B convertible non-voting share. If the twenty-day trailing average is less than €2.00, Prisa may also choose to retain the 1:1 conversion ratio, in which case Prisa would pay a per share amount of cash equal to the difference between €2.00 and the twenty-day trailing average, subject to a maximum of €0.50 per Prisa Class B convertible non-voting share. The balance of the premium reserve in respect of the Prisa Class B convertible non-voting shares, if any, will be made available to pay the nominal value of the Prisa Class A ordinary shares to be issued in excess of the Prisa Class B convertible non-voting shares to be converted.

Adjustment of Conversion Rate

Prisa will not effect any reorganization, recapitalization, reclassification, stock split, reverse stock split or other similar changes in capitalization relating to the Prisa Class A ordinary shares unless an appropriate adjustment to the conversion rate is provided for.

Listing Obligations for Prisa Class A Ordinary Shares Received in Conversions

Prisa expects to apply for listing of the Prisa Class B convertible non-voting shares on the Spanish Continuous Market Exchange and the NYSE. Prisa will use its best efforts to list any Prisa Class A ordinary shares issued upon conversion on the Spanish Continuous Market Exchange and any Prisa ADS issued in respect of those shares on the NYSE (so long as such ADSs continue to be listed there) by the end of the month in which the shares are issued.

Liquidation Rights

In a liquidation of Prisa, the Prisa Class B convertible non-voting shares would be entitled to receive, on a preferential basis according to applicable law, their stated value per share, before any distribution is made to the holders of Prisa Class A ordinary shares. In the event that Prisa has, immediately prior to any liquidation, distributable profits or share premium reserves in respect of the Prisa Class B convertible non-voting shares, the holders of the Prisa Class B convertible non-voting shares would receive any unpaid minimum dividend, including any accumulated unpaid dividends from prior years, in respect of the prior and then current fiscal year.

Redemption

Under the Spanish Companies Law, holders of Prisa shares that vote against a proposed bylaw amendment which replaces the company’s corporate purpose would have right to require Prisa to redeem their shares in connection with such amendment for a price prescribed by law based on then-prevailing market prices.

Preemptive Rights

The Prisa Class B convertible non-voting shares will carry the same preemptive rights as the Prisa Class A ordinary shares on an as-converted basis.

Registration and Transfer

Under Prisa’s bylaws, the Prisa Class B convertible non-voting shares exist by virtue of their book-entry notation of ownership and their registration in the corresponding accounting ledger, which shall also reflect the terms included in the documents under which the shares were issued and whether or not the shares have been fully paid up.

Book entry registration in Prisa’s accounting ledger of a holder’s ownership of shares constitutes legitimate title to the shares so registered, enables the holder to require Prisa to recognize the holder as a shareholder, and evidences the holder’s entitlement to exercise its rights as a shareholder, including the transfer of shares. Prisa’s bylaws provide that Prisa is entitled to rely on the accounting ledger for purposes of determining the identity of shareholders entitled to exercise the rights of share ownership.

If a person or entity is listed as a holder of shares on the share ledger by virtue of a nominee shareholder appointment or similar document, Prisa may require the registered holder to disclose the identity of the beneficial owner of the share of the shares, as well as any transfer of beneficial ownership of, or encumbrance over, the shares.

Reduction of Capital

Under the Spanish Companies Law, so long as the part of share capital corresponding to the Prisa Class B convertible non-voting shares does not exceed half of the aggregate nominal value of the capital in respect of all shares of the company, a reduction in Prisa’s capital as a result of losses would not affect the Prisa Class B convertible non-voting shares. If, as a consequence of the reduction in capital, the nominal value of the Prisa Class B convertible non-voting shares would exceed half of Prisa’s capital, Prisa would be required to restore the portion of total share capital represented by Prisa’s Class B convertible non-voting shares to 50% or less within two years, otherwise Prisa would be required to liquidate.

Upon any reduction in capital that results in all of Prisa’s Class A ordinary shares being cancelled, the Prisa Class B convertible non-voting shares would acquire voting rights in proportion to the nominal value of the shares, and would retain these rights until such time as the legally required proportion between the Prisa Class A ordinary shares and the Prisa Class B convertible non-voting shares is restored.

COMPARISON OF YOUR RIGHTS AS A HOLDER OF LIBERTY
COMMON SHARES AND YOUR RIGHTS AS A POTENTIAL HOLDER OF
PRISA CLASS A ORDINARY SHARES OR PRISA ADSs

Prisa is a company organized under the laws of the Kingdom of Spain and is governed by the Spanish Corporation Law. As Prisa is a Spanish company, the rights of holders of Prisa’s Class A ordinary shares will be governed directly, and the rights of the holders of Prisa’s ADS-As, which will represent Prisa Class A ordinary shares will be governed indirectly, by Spanish law and by Prisa’s bylaws. The rights of holders of Prisa ADS-As will be governed by New York law and the deposit agreement under which the Prisa ADS-As are issued. See “Description of Prisa American Depositary Shares.” Liberty is a Delaware corporation and is governed by the DGCL. The rights of Liberty stockholders are governed by Delaware law, including the DGCL, and by Liberty’s restated certificate of incorporation and bylaws. The rights of shareholders under Spanish law and the rights of stockholders under Delaware law differ in certain respects. See “Description of Prisa Class A Ordinary Shares” and “Description of Prisa American Depositary Shares” for more information about Prisa Class A ordinary shares and Prisa ADS-As, respectively.

The following discussion of the material differences between the rights of holders of the Prisa Class A ordinary shares and holders of Liberty common stock is only a summary and does not purport to be a complete description of these differences. The following discussion is qualified in its entirety by reference to the Spanish Corporation Law and Delaware law, including the DGCL, as well as the full text of the proposed bylaws of Prisa to be in effect as of the closing of the business combination, an English version of which is included as Annex J to this proxy statement/prospectus, and Liberty’s restated certificate of incorporation and bylaws, copies of which are on file with the SEC. For information on how you can obtain copies of these documents, see “Where You Can Find More Information.”

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CORPORATE GOVERNANCE

Liberty’s restated certificate of incorporation, its bylaws and Delaware law, including the DGCL, govern the rights of holders of Liberty common stock.	Prisa’s bylaws, Prisa’s rules and regulations for the general shareholders’ meeting and the Spanish Corporation Law, as amended from time to time, govern the rights of holders of Prisa Class A ordinary shares.

AUTHORIZED CAPITAL STOCK

Authorized Shares. Liberty’s authorized capital stock currently consists of 215,062,500 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share. As of the record date, there were 129,375,000 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.	Issued Shares. As of the date of this proxy statement/prospectus, Prisa’s share capital totals €21,913,550.00, represented by a single class of 219,135,500 ordinary shares with a nominal value of €0.10 each. All of Prisa’s ordinary shares are fully paid and nonassessable.

In December 2008, Prisa’s shareholders authorized the board of directors to approve an increase in capital of €10,956,775.00, or half of the then- existing share capital, which generally permits the Prisa board of directors to approve the issuance of capital stock of the company up to the authorized amount without the additional shareholder approval otherwise required by Prisa’s bylaws. This authorization is valid through December 31, 2013.

Prior to the completion of the business combination, Prisa will submit to its shareholders for their approval

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the following additional increases to Prisa’s share capital:

•   An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia Common Stock;

•   An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia preferred stock;

•   An increase of capital, in accordance with Articles 297.1(a) and 300 of the Spanish Companies Law, against a contribution in kind (aumento con aportaciones no dinerarias) consisting of Liberty Virginia Warrants; and

•   If Prisa will conduct a rights offer to its existing shareholders, an increase of capital, in accordance with Articles 297.1(a) and 299 of the Spanish Companies Law, against a contribution of cash (aumento con aportaciones dinerarias) related to the Prisa rights offering.

In addition, in connection with the increases in share capital in-kind described above, Prisa’s shareholders will vote on amendments to its bylaws providing for, among other amendments, the ability for Prisa to issue the Prisa Class B convertible non-voting shares and the reclassification of the existing Prisa ordinary shares as Prisa Class A ordinary shares. This comparison gives effect to the amendments to Prisa’s current bylaws to be effective at the time Prisa and Liberty complete the business combination.

VOTING RIGHTS. ACTION BY WRITTEN CONSENT. QUORUM

Quorum. The DGCL and Liberty’s bylaws require that a quorum of stockholders be present in person or by proxy for the purpose of transacting business at any meeting of Liberty stockholders. Liberty’s bylaws provide that the holders of a majority of Liberty capital stock issued and outstanding and entitled to vote must be present in person or by proxy to constitute a quorum. Accordingly, the holders of at least a majority of Liberty common stock issued and outstanding must be present in person or by proxy for the transaction of business at any meeting of Liberty stockholders.	Quorum. The published notice of a general shareholders’ meeting of Prisa may contain two proposed dates and times for the meeting, known as the initial call and the second call. The quorum thresholds differ between the first and second call, and depending on the content of the proposals submitted to the shareholders.

On the initial call, quorum is generally satisfied if shareholders representing at least 25% of the subscribed share capital entitled to vote at the meeting are present or represented by proxy. On the second call, quorum is satisfied regardless of the share of Prisa’s capital present or represented. At both

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the initial and second call, the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to authorize shareholder action, unless the matter being considered requires a 75% vote, as discussed in “Description of Prisa Class A Ordinary Shares—Supermajority Voting Rights.”

A higher standard for quorum applies at any general shareholders’ meeting where the following issues are to be considered: the issuance of debt securities (obligaciones), the elimination of pre-emptive rights, transfer of domestic domicile to any jurisdiction outside of Spain, any increase or reduction of Prisa’s share capital, any transformation, merger, spin-off, or dissolution or any amendment to Prisa’s bylaws. At the initial call of such a meeting, quorum requires the presence (in person or by proxy) of shareholders representing 50% of Prisa’s share capital entitled to vote at the meeting, and the affirmative vote of the majority of the shares entitled to vote and present or represented at the meeting is sufficient to pass a resolution by the shareholders, unless the matter being considered requires a 75% vote, as discussed in “Description of Prisa Class A Ordinary Shares—Supermajority Voting Rights.” At the second call, quorum is satisfied by the presence of shareholders representing 25% of Prisa’s share capital entitled to vote at the meeting; however, if less than 50% of the share capital entitled to vote is represented in person or by proxy, the affirmative vote of 2/3rds of the shares entitled to vote and present or represented at the meeting is required to pass a resolution by the shareholders, unless the matter being considered requires a 75% vote, as discussed in “Description of Prisa Class A Ordinary Shares—Supermajority Voting Rights.”

Voting Rights. Pursuant to the DGCL and Liberty’s restated certificate of incorporation, holders of common stock are entitled to one vote per share on all matters to be voted on by stockholders.	Voting Rights. Under Prisa’s bylaws, holders of Prisa Class A ordinary shares are entitled to one vote per share on all matters to be voted upon by shareholders.

Action by Written Consent. Unless the certificate of incorporation of a Delaware corporation otherwise provides, the DGCL permits the stockholders of a Delaware corporation to act by written consent in lieu of an annual or special meeting of stockholders, provided that the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote thereon were present in person and voted. Liberty’s restated	Action by Written Consent. Spanish Companies Law does not permit actions reserved for approval at a shareholders meeting to be taken by the shareholders without a meeting.

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certificate of incorporation prohibits its stockholders from acting by written consent in lieu of a meeting of stockholders from and after the consummation of its IPO.

AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Generally, under the DGCL, an amendment or amendment and restatement of Liberty’s restated certificate of incorporation requires (i) the board of directors to adopt a resolution setting forth the proposed amendment and declaring its advisability and (ii) the holders of at least a majority of Liberty’s common stock outstanding and entitled to vote thereon to adopt such amendment.	Pursuant to the Spanish Companies Law, Prisa’s bylaws reflect the portions of Prisa’s articles of incorporation that are operative subsequent to incorporation. Under the Spanish Companies Law, once a certificate of incorporation is filed, it is generally not amended. Any amendment concerning the organization and/or operation of Prisa is effected by amending its bylaws. See the discussion, below in “—Amendment to the Bylaws.”

Liberty’s restated certificate of incorporation further requires the affirmative vote of at least 80% of the voting power of the then outstanding shares of Liberty capital stock entitled to vote generally (currently, solely Liberty’s common stock), voting together as a single class, to amend Paragraph F of Article SEVENTH, which prohibits Liberty’s stockholders from acting by written consent in lieu of a meeting of stockholders from and after the consummation of Liberty’s initial public offering.

In addition, Liberty’s restated certificate of incorporation requires the affirmative vote of at least 80% of the voting power of the then outstanding shares of Liberty capital stock entitled to vote generally (currently, solely Liberty’s common stock), voting together as a single class, to amend the following provisions during the period from the effectiveness of the registration statement in Liberty’s initial public offering until the first to occur of a “business combination” as defined in Liberty’s restated certificate of incorporation or Liberty’s “termination date” as defined in Liberty’s restated certificate of incorporation:

•   Paragraph B of Article FOURTH of Liberty’s restated certificate of incorporation, which provides the holders of shares of Liberty’s common stock the right to exercise such holders’ option to cause Liberty to redeem all of such holders’ shares in the event that a “business combination” as defined in Liberty’s restated certificate of incorporation is approved in the manner required by Article FIFTH of Liberty’s restated certificate of incorporation and is consummated, provided such holder voted against such “business combination” and has taken certain

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additional actions described in Paragraph B of Article FOURTH; and

•   Article FIFTH of Liberty’s restated certificate of incorporation, which governs the management of the business and the conduct of the affairs of Liberty, and creates, defines, limits and regulates the powers of Liberty, its directors and its stockholders from the filing of Liberty’s restated certificate of incorporation until the consummation of a “business combination” as defined in Liberty’s restated certificate of incorporation, and contains many of Liberty’s blank check company provisions.

AMENDMENT TO THE BYLAWS

As permitted by the DGCL, Liberty’s restated certificate of incorporation authorizes the Liberty board to make, alter and repeal the Liberty bylaws, subject to the power of the Liberty stockholders to alter or repeal any bylaw whether adopted by them or otherwise. Liberty’s stockholders therefore also have the power to adopt, amend or repeal Liberty’s bylaws.	Under the Spanish Companies Law, Prisa’s shareholders have the power to amend any provision of a company’s bylaws. The board of directors of a Spanish company is not authorized to amend the company’s bylaws (except for minor amendments, such as the change of the corporate domicile within the same municipality).

See “—Voting Rights. Action by Written Consent. Quorum,” for a discussion of the standard for establishing a quorum at a meeting where a vote will be held to amend the bylaws.

Upon completion of the business combination, Prisa’s bylaws will require the affirmative vote of at least 75% of the total voting power of Prisa’s issued shares, present or represented at a shareholders meeting, to approve any amendments to Prisa’s bylaws.

Any bylaw amendment that imposes or purports to impose a new affirmative undertaking on the part of shareholders will not apply to any shareholder that did not vote for or otherwise consent to the amendment.

A bylaw amendment that directly or indirectly negatively affects the rights of a class of shares (including a class of non-voting shares) requires the affirmative vote of holders of a majority of the shares of the affected class.

Upon the approval of any replacement of Prisa’s stated corporate purpose, any change of Prisa’s legal domicile to a location outside Spain or an international merger resulting in such a change of domicile, any shareholder that has voted against the applicable proposal has the right to cause Prisa to redeem his or her shares.

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RIGHT TO DIVIDENDS AND TRUST ACCOUNT DISTRIBUTIONS

Dividends. The DGCL permits a Delaware corporation, by action of its board of directors, subject to any restrictions contained in the corporation’s certificate of incorporation, to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. The DGCL defines “surplus” as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The “capital” of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. “Net assets” means, under the DGCL, total assets minus total liabilities. The DGCL also provides that if the capital of a Delaware corporation shall have been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the directors of such corporation shall not declare and pay out of net profits any dividends upon any shares of any classes of its capital stock until the deficiency in the amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets shall have been repaired.	Under the Spanish Companies Law, shareholders at the general shareholders’ meeting approve the general accounts of the company and the allocation of profits or losses in accordance with these accounts. Once all payments and allocations for reserves or other accounts required by the bylaws and applicable law have been made, general dividends may be paid from the profits of the company for the fiscal year in respect of which the dividend is made or against appropriate reserves, but only to the extent of the excess of the book value of the company’s net assets over the total share capital. Before any dividends may be paid out of the company’s profits, profits must be allocated to offset any accumulated losses from prior fiscal years to the extent such losses had the effect of reducing the book value of net assets below the total share capital.

Following the issuance of the Prisa Class B convertible non- voting shares, if approved, any dividends paid to the Prisa Class A ordinary shares will be subordinated to the rights of the holders of the Prisa Class B convertible non-voting shares to receive a per annum dividend of €0.175.

The Liberty bylaws provide that dividends upon the capital stock of Liberty may be declared by the board of directors at any regular or special meeting, subject to the provisions of Liberty’s restated certificate of incorporation. Liberty’s restated certificate of incorporation contains no limitation on the declaration and payment of dividends. Liberty’s bylaws provide that dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the certificate of incorporation.

Trust Account. Pursuant to Liberty’s restated certificate of incorporation and the trust agreement between Liberty and Continental Stock Transfer and Trust Company, the holders of shares of Liberty common stock are entitled to receive distributions from the trust account established in connection with Liberty’s IPO only in the event of a dissolution of Liberty and a liquidation of the trust account in accordance with the terms of such trust agreement, or in the event such stockholder exercises its redemption rights through the procedure described in this proxy

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statement/prospectus. In no other circumstances will any stockholder have any right or interest of any kind in or to the trust account. Each of Liberty’s founders has waived his or its right to receive liquidating distributions from the trust account with request to his or its founders’ shares.

REDEMPTION RIGHTS

Pursuant to Liberty’s restated certificate of incorporation, at any time after Liberty mails a proxy statement to its stockholders in connection with seeking their approval of a proposed business combination, and no later than immediately prior to such stockholder vote, each holder of shares of Liberty common stock who votes against such business combination and validly elects to exercise such stockholder’s redemption rights will have the right, if such business combination is approved and consummated to cause the redemption of all (but not less than all) of such holder’s shares of common stock in exchange for payment of a cash amount per share (calculated two business days prior to the proposed completion of such business combination) equal to the quotient determined by dividing(i) the aggregate amount then on deposit in the trust account established by Liberty in connection with the IPO (including deferred underwriting discounts and commissions incurred in connection with the IPO being held in the trust account and including interest income earned on the trust account, net of income taxes previously paid on such interest income and net of interest income previously released to Liberty to fund its working capital and general corporate requirements) by (ii) the total number of shares of common stock issued in the IPO. Payment of the amounts necessary to satisfy the redemption rights of the holders of all shares who have duly exercised such rights shall be made as promptly as practicable following the completion of the business combination. Each of Liberty’s founders has waived his or its right to cause the redemption of his or its founders’ shares.	In addition to the redemption rights referenced above, in “—Amendment to the Bylaws,” the Structural Modifications in Spanish Companies Law provides that any shareholder that votes against a cross-border merger in which the surviving company would be domiciled in any jurisdiction other than Spain, or votes against any proposal to change the domicile of Prisa to any jurisdiction other than Spain, has the right to require Prisa to redeem its shares in connection with such merger or change in domicile for a price prescribed by law based on then- prevailing market prices.

APPRAISAL RIGHTS

The DGCL provides that the stockholders of a Delaware corporation involved in a merger, other than the merger of a wholly owned subsidiary of the corporation with and into the corporation or a holding company merger pursuant to Section 251(g) of the DGCL, and other than a merger involving a corporation that is listed on a national securities exchange or held of record by more than 2,000	Not applicable.

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stockholders, whose stockholders receive in such merger (i) shares of the resulting or surviving corporation or depository receipts in respect thereof, (ii) shares of any other corporation or depository receipts in respect thereof, which shares or depository receipts are listed on a national securities exchange or held of record by more than 2,000 stockholders, (iii) cash in lieu of fractional shares or (iv) a combination of shares of stock, depository receipts and cash described in clauses(i) through (iii), have the right to seek a judicial determination of the fair value of their shares, taking in all relevant factors, but exclusive of any element of value arising from the accomplishment or expectation of such merger, together with interest, if any, to be paid on the amount determined to be fair value. A stockholder seeking to exercise its rights to a judicial determine of the fair value of its shares in such a merger must follow the procedures set forth in Section 262 of the DGCL.

PREEMPTIVE RIGHTS

Under the DGCL, “preemptive” rights to subscribe to an additional issue of capital stock or to any security convertible into such capital stock must be expressly granted by the certificate of incorporation to a stockholder. Liberty’s restated certificate of incorporation does not expressly grant any of its stockholders “preemptive” rights.	Each holder of Prisa Class A ordinary shares is entitled to new preemptive rights in proportion to its shareholding with respect to each new issuance of (i) Prisa Class A ordinary shares pursuant to an increase in capital for cash (aumento con aportaciones dinerarias) and (ii) convertible debt. However, preemptive rights of shareholders may be excluded under certain circumstances by specific approval at the general shareholders’ meeting (or upon board action pursuant to authorization from the general shareholders’ meeting) and preemptive rights are deemed excluded by operation of law in respect of certain issuances.

ATTENDANCE AND VOTING AT MEETINGS OF STOCKHOLDERS

Every stockholder of record as of the applicable record date has the right to notice of and to vote, in person or by proxy, at any stockholders’ meeting.	Any record shareholder that owns a minimum of 60 shares of Prisa capital stock, irrespective of class, on the date that is five days prior to the date of a shareholder meeting, and that has obtained the corresponding attendance card, may attend a general shareholders’ meeting, in person or by proxy.

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SPECIAL MEETINGS OF STOCKHOLDERS

Liberty’s bylaws provide that special meetings of Liberty stockholders may be called only in the following ways:

•  by a majority of the entire board of directors;

•  by the chief executive officer;

• by the secretary following the request in writing of Liberty stockholders owning a majority in amount of the entire capital stock of Liberty issued and outstanding and entitled to vote, which request must state the purpose or purposes of the proposed meeting.	An extraordinary general shareholders’ meeting may be held at the direction of Prisa’s board of directors or at the written request of shareholders holding at least 5% of Prisa’s share capital, which request must state the matters to be considered at the meeting. If the shareholders properly request a meeting, Prisa must hold the meeting within one month after the requesting shareholder(s) has submitted a notarized request for the meeting to Prisa’s board of directors.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Liberty’s bylaws provide that business may be transacted at an annual meeting of stockholders only if such business is (i)   specified in the notice of the special meeting given by or at the direction of the board of directors or a committee of the board of directors, (ii)   otherwise brought before the annual meeting by or at the direction of the board of directors or a committee of the board of directors, or (iii)   brought before the meeting by a Liberty stockholder who is a stockholder of record on the date of the giving of notice of the annual meeting to Liberty stockholders and on the record date for the determination of Liberty stockholders entitled to vote at such annual meeting and who complies with the procedures described below. Liberty’s bylaws provide that a stockholder submitting proposed business to be considered at an annual meeting of Liberty’s stockholders must deliver a written notice to Liberty’s secretary no later than the close of business on the 90th   day nor earlier than the close of business on the 120th   day prior to the first anniversary of the preceding year’s annual meeting of stockholders. The notice must set forth as to each matter such stockholder proposes to bring before the annual meeting:

• a brief description of the business the stockholder desires to bring before the annual meeting and the reasons for conducting such business at the annual meeting;	Prisa’s bylaws provide that shareholders holding at least 5% of Prisa’s share capital may submit a proposal, including for the nomination of directors, for a vote by the shareholders, as long as the proposal is received by Prisa at its registered offices within 5 days of the initial publication of the notice of the meeting. Prisa must then provide notice of the proposal to the shareholders at least 15 days prior to the meeting.

• the name and record address of such stockholder;

• the class or series and number of shares of capital stock of Liberty which such stockholder owns, beneficially or of record;

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•   a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by the proposing stockholder and any material interest of such stockholder in such business; and

• a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

Liberty’s bylaws provide that persons may be nominated for election as directors of Liberty at an annual meeting of stockholders or a special meeting of stockholders called for the purpose of electing directors only (i) by or at the direction of the board of directors or any committee of the board of directors or (ii) by a Liberty stockholder who is a stockholder of record on the date of the giving of notice of the meeting to Liberty stockholders and on the record date for the determination of Liberty stockholders entitled to vote at such meeting and who complies with the procedures described below. Liberty’s bylaws provide that a stockholder making a nomination of a person for election to the board of directors at an annual meeting of stockholders or a special meeting of stockholders called for the purpose of elected directors must deliver written notice to Liberty’s secretary no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders, in the case of an annual meeting of stockholders, and not later than the 10th day following the day on which notice of the date of the special meeting of stockholders was mailed or public disclosure of the date of special meeting of stockholders was made, whichever occurs first, in the case of a special meeting of stockholders called for the purpose of electing directors. In addition, any stockholder desiring to nominate any person for election as director must deliver a notice that sets forth(a) as to each person whom the stockholder proposes to nominate for election as a director:

• the name, age, business address and residence address of the person;

• the person’s principal occupation or employment;6

• the class or series and number of shares of capital stock of Liberty which such the person owns beneficially or of record; and

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•   any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder;

and (b) as to the stockholder giving notice of the proposed nomination of a director:

• the name and record address of the stockholder;

• the class or series and number of shares of Liberty’s capital stock which are beneficially owned or owned of record by the stockholder;

•   a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

• a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

•   any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

The stockholder’s notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

STOCKHOLDER SUITS

Under Delaware law, stockholders may bring derivative actions on behalf of the corporation to enforce certain rights of the corporation. Prior to bringing an action, a stockholder plaintiff must make a demand on the directors of the corporation to assert the claim, and may only bring an action if the stockholder’s demand is wrongfully refused, unless the stockholder plaintiff is able to show, and alleges in the complaint, that making such a demand would be futile. In order to maintain a derivative suit, a person must have been a stockholder at the time of the transaction that is the subject of the suit and must also generally maintain its status as a stockholder throughout the duration of the suit.	Under the Spanish Companies Law, a resolution adopted by a corporation may be challenged by its shareholders (acción de impugnación de acuerdos sociales). Under the Spanish Companies Law, a company is entitled to bring an action for liability (acción social de responsabilidad) against its directors following a resolution passed at the company’s general shareholders’ meeting. Such a resolution may be presented and voted on at any general shareholders’ meeting even if it is not on the agenda for the meeting.

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In certain circumstances, class action lawsuits are available to stockholders.	Under the Spanish Companies Law, however, shareholders representing at least 5% of the share capital of the company may also jointly initiate such action in any of the following circumstances:

• if the company has not called a general shareholders’ meeting to vote on such action following a request of shareholders representing at least 5% of the share capital of the company;

• if the company has not received, within one month of the action, the approval of the shareholders at a shareholders meeting to initiate the action for liability; or

• the general shareholders’ meeting has passed a resolution prohibiting the corporate action for liability.

The corporate action for liability can only be directed towards remedying or restoring the damage caused by the director(s) to the company and not towards compensating individual damages that might have been caused to shareholders.

Under Spanish law, class action suits are not available for shareholders’ claims. Under the Spanish Companies Law, each shareholder whose interests have been directly harmed by the acts or resolutions passed by the directors may only initiate individual proceedings against the directors seeking remedy or compensation for such direct individual damages (acción individual de responsabilidad).

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RIGHTS OF INSPECTION

Under the DGCL, stockholders have the right to inspect during normal business hours the corporation’s stock ledger, a list of the corporation’s stockholders, and other books and records of the corporation, after making a written demand complying with the form and manner requirements of Section 220 of the DGCL for a proper purpose reasonably related to the person’s interest as a stockholder.

The DGCL requires the officer who has the charge of the corporation’s stock ledger to prepare and make, at least 10 days before every meeting of stockholders, a complete list of stockholders entitled to vote at such meeting. The DGCL requires that this list (i) be open to the examination of any stockholder of the corporation for any purpose germane to the meeting for at least 10 days prior to the meeting during ordinary business hours at the principal place of business of the corporation, and (ii) be available for inspection by any stockholder present at the meeting at the time and place of the meeting, during the whole time thereof.	Under Spanish law, a shareholder has the right to:

•   obtain a certificate of the resolutions adopted by the general shareholders’ meetings of the company, which must be duly recorded in the company’s books;

• request any information regarding the issues included in the agenda of a general shareholders’ meeting both: (i) in writing, up to and including the seventh day prior to the general shareholders’ meeting; and (ii) verbally during the meeting. Prisa directors must provide the requested information unless it is inappropriate to do so in accordance with law and, in particular, if in the opinion of the chairman of Prisa the publication of the requested information may damage the interests of Prisa. However, Prisa’s directors cannot deny a request that is supported by shareholders representing at least 25% of Prisa’s share capital. As Prisa is a listed company, shareholders may also request, up to and including the seventh day prior to the meeting, further details on any information available to the public that Prisa has submitted to the CNMV since the last general shareholders’ meeting;

• inspect the annual accounts that are to be approved at an annual general shareholders’ meeting; and

•   inspect the reports and information that the board of directors of the company must prepare prior to taking certain corporate actions (such as the merger or de-merger of the company, or share capital increases).

Apart from the general information right described above, the shareholders of a Spanish public company may not inspect the company’s documents, contracts, books or information.

Notwithstanding the above, Prisa’s bylaws give its shareholders the right to inspect the attendance list of the general shareholders’ meeting during the meeting.

BOARD OF DIRECTORS

Size and Classification of Board of Directors

Liberty’s bylaws provide that the number of directors of Liberty shall be not less than one nor more than nine, the exact number of which shall be fixed from time to time by Liberty’s board of directors. There	Subsequent to the adoption by the Prisa shareholders of the proposed amendment to Prisa’s bylaws, Prisa’s board of directors will consist of a minimum of three and a maximum of 17 members. Prisa’s shareholders may determine the number and may vote to appoint

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are currently five board members of the Liberty board of directors.	members to fill any vacancies or newly created seats. The shareholders may, by a resolution adopted at a general shareholders’ meeting, establish the number of directors either by express resolution or indirectly, by filling or choosing not to fill vacancies caused either by the expiration of an existing director’s term of office or by the creation of a new seat, within the bounds of the minimum and maximum numbers set forth in the bylaws.

Under the Spanish Companies Law, directors may also be appointed as “proprietary directors” by significant shareholders who satisfy specified ownership and procedural requirements.

Election

Liberty’s bylaws provide that a plurality of votes cast at a stockholders meeting on the election of directors shall suffice to elect directors. Each director so elected shall hold office until the next annual meeting of stockholders or until such director’s earlier resignation, removal from office, death or incapacity.	Prisa’s bylaws provide that directors are elected by the shareholders at any annual or any extraordinary general meeting. All directors are elected for a term of five years and are eligible for re-election for terms of equal duration. Board members hold office until the expiration of their term, or the earlier of their resignation, removal from office by the shareholders, or their death or incapacity.

Removal

The DGCL and Liberty’s bylaws provide that the Liberty stockholders, acting by the majority vote of the holders of the outstanding shares then entitled to vote at an election of directors, may remove the entire board of directors or any individual director from office with or without cause.	Under Spanish law, shareholders may remove a director with or without cause at any time by passing a resolution to that effect at a general shareholders’ meeting.

Vacancies

Liberty’s bylaws provide that a majority of the directors then in office, although less than a quorum, or a sole remaining director, may act to fill vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause. Each director so chosen shall hold office until the next annual meeting and until such director’s successor shall be duly elected and shall qualify, or until such director’s earlier resignation, removal from office, death or incapacity.	Prisa’s bylaws and the Spanish Companies Law provide that a majority of the directors then in office, provided that quorum exists, may act to fill vacancies with a person who is a Prisa shareholder. Each director so chosen shall hold office for the remainder of the term so filled, subject to ratification of the director’s appointment at the first shareholders meeting following such appointment.

Director Liability and Indemnification

As permitted by the DGCL, Liberty’s restated certificate of incorporation provides that a director of Liberty shall not be personally liable to Liberty or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such	Under the Spanish Companies Law, directors are liable to Prisa, its shareholders and any corporate creditor for any damage caused by any act or omission in violation of applicable law, in violation of Prisa’s bylaws or that resulted from action taken in

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exemption from liability or limitation thereof is not permitted by the DGCL as the same exists or may hereafter be amended. Liberty’s restated certificate of incorporation provides that any amendment, repeal or modification of this provision by the stockholders of Liberty or otherwise shall not adversely affect any right or protection of a director of Liberty with respect to any act or omission occurring prior to the time of such amendment, repeal or modification.

Liberty’s restated certificate of incorporation further provides that, to the fullest extent permitted by the DGCL, Liberty must indemnify and hold harmless any person, such person referred to as a “covered person,” who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he or she, or a person for whom he or she is a legal representative, is or was a director or officer of Liberty, or, while a director or officer of Liberty is or was serving at the request of Liberty as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such covered person. Nonetheless, Liberty is required to indemnify a covered person in connection with a proceeding (or part thereof) that such covered person commences only if Liberty’s board of directors, in the specific case, has authorized the commencement of such proceedings. Liberty’s restated certificate of incorporation provides that to the fullest extent permitted by the DGCL, as the same exists or may hereafter be amended, Liberty must pay all expenses that a covered person incurs (including attorneys’ fees) in defending any proceeding. Liberty must do so in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Liberty as authorized by Liberty’s restated certificate of incorporation.	breach of the directors’ duties of office.

In the case of such liability, a member of the board of directors is jointly and severally liable whether or not he or she was the principal actor responsible for the damaging action or omission, unless an individual director can prove that (i) he or she did not participate in any discussion or debate of the action or did not know of the action, or (ii) if the director knew of it, that he or she took (a) all possible steps to avoid the damage or (b) expressly opposed and voted against the action and did not participate, following such vote, in implementing the action.

Liability is not exonerated by the fact that the injurious act or omission may have been approved or ratified by the shareholders acting at a general shareholders’ meeting.

Under the Spanish Companies Law, if a company’s net worth is less than the amount of its capital, it may be compulsorily dissolved upon the approval of shareholders acting at a general shareholders’ meeting. In connection with such a compulsory dissolution, the board of directors of the company has the obligation to take any action to address the matter or call a shareholders meeting and submit the judicial dissolution of the company, or, if necessary, to ask for a declaration of insolvency to the company’s shareholders. Any director who breaches this obligation would be jointly and severally liable for all debts and other obligations of the company that arise at a later date than the legal cause of the company’s dissolution.

ANTI-TAKEOVER PROVISIONS

Business Combinations

Liberty is governed by the provisions of Section 203 of the DGCL, which generally has an anti-takeover effect for transactions not approved in advance by its	Under the Spanish Takeover Law, during the period that a general tender offer has been announced, the governing and management bodies of the target and

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board of directors. This may discourage takeover attempts that might result in payment of a premium over the market price for the shares of common stock held by stockholders. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless certain conditions are met as described below. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.	those of its subsidiaries must obtain prior authorization from the shareholders at a general shareholders’ meeting before taking any action, other than seeking alternative bids, which may result in the frustration of the bid and in particular before the issuance any shares which may prevent the offeror from acquiring control of the target company.

As regards decisions taken before the beginning of the period referred to in the preceding paragraph and not yet partly or fully implemented, the general shareholders’ meeting must approve or confirm any decision which does not form part of the normal course of the company’s business and whose implementation may result in the frustration of the bid.

Under Section 203 of the DGCL, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•   the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•   upon consummation of the business combination which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are both directors and officers, and employee stock plans (in certain instances); or

•   at or after the time the stockholder became an interested stockholder: (1) the board of directors of the corporation approved the business combination and (2) the stockholders, at an annual or special meeting (and not by written consent), approved the business combination by an affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Mandatory Tender Offer

Not Applicable.	Under the Spanish Takeover Law, any person attaining control of a company listed on a Spanish stock exchange (with control for this purpose being 30% of the total voting rights of the company’s

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securities) through any of the means listed below, must make a mandatory tender offer, at an equitable price, for all outstanding shares of the company and all other securities of the company having the right, directly or indirectly, to subscribe for or acquire shares.

The means of attaining control that trigger a mandatory tender offer are (i) acquisitions of shares or other securities that have the right, directly or indirectly, to subscribe for or acquire voting shares in the company, and (ii) an agreement with other shareholders that causes them to be deemed to be acting in concert with respect to the acquisition of control. The mandatory tender offer requirement, as described above, is also triggered by the acquisition of less than 30% of the voting shares in the company if, within 24 months immediately prior to such acquisition, the acquiring party or group has caused the appointment of more than half of the target company’s board of directors.

Under Spanish law, following a tender offer for the shares of a listed company that has been accepted by holders of 90% or more of the voting rights pertaining to the total shares to which the offer was addressed, if the offeror holds 90% or more of the voting capital of the target company, the holders of the outstanding ordinary shares may require the offeror to purchase all such outstanding shares, and the offeror may require all such holders to sell their shares to the offeror, at a regulated price set forth by Spanish law.

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DUTIES OF DIRECTORS

Under Delaware law, the business and affairs of a Delaware corporation such as Liberty are managed by or under the direction of a board of directors. In managing the business and affairs of the corporation, the directors owe fiduciary duties, including the duties of care and loyalty (including good faith), to the corporation and its stockholders, and in certain circumstances, to the corporation’s creditors. The duty of care essentially requires directors to be attentive and inform themselves of all material facts regarding a decision before taking action. The duty of loyalty generally requires that the directors’ actions be motivated solely by the best interests of the corporation and its stockholders. In addition, under certain circumstances, directors owe a duty of full and fair disclosure.	Under Spanish law, the board of directors of a company is responsible for the management and representation of the company, although certain matters are reserved to the shareholders acting at a general shareholders’ meeting. In accordance with Prisa’s internal rules, the board of directors has a general duty of supervision.

The DGCL provides that no contract or transaction between a Delaware corporation and one or more of its directors, or between the corporation and any other corporation, partnership, association or other organization in which one or more of its directors are directors or officers or have a financial interest are void or voidable solely for this reason, or solely because such director is present at or participates in the meeting of the board of directors which authorizes the contract or transaction, or solely because any such director’s votes are counted for such purpose if: (i) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed to or are known to the board of directors or a committee of the board of directors and the board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though less than a quorum; (ii) the material facts as to the director’s relationship or interest and as to the contract or transaction are disclosed to or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a vote of the stockholders; or (iii) the contract or transaction is fair as to the corporation at the time it is authorized by the board of directors, a committee of the board of directors or the stockholders.

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In addition to duties prescribed by law, a director must comply with the company’s bylaws and its regulations for the general shareholders’ meeting and the board of directors. These duties include the following:

•   to act diligently in his or her management of the company. In particular, the Spanish Companies Law establishes that he or she must carry out his or her duties with the diligence of an “orderly entrepreneur (ordenado empresario) and a faithful representative (representante leal)” and must diligently inform himself or herself of the company’s business development;

• to act in the company’s best interests;

•   to comply with duties of loyalty: (i) the directors shall not use the name of Prisa or invoke their capacity as directors in order to carry out transactions for their own account or for the account of persons related to them; (ii) no director may make, either for his own benefit or for the benefit of any persons related to him, investments or transactions of any kind related to the assets of Prisa which have come to the director’s attention during the performance of his duties as such, when the investment or transaction has been offered to Prisa or Prisa is interested in it, unless Prisa has turned down such an investment or transaction and the director has not influenced Prisa’s decision; (iii) the directors must notify the Prisa board of directors of any direct or indirect conflict of interests which they have with the interests of Prisa. If the conflict arises from a transaction with Prisa, the director shall be prohibited from conducting such a transaction unless the Prisa board of directors, following a report from the appointments and remuneration committee, approves the transaction. In the event of conflict, the director involved shall not participate in the deliberations and decisions in respect of the transaction in which the conflict arises; (iv) the directors must notify the Prisa board of directors, as soon as possible, of those circumstances affecting them which might prejudice the credit or reputation of Prisa, and particularly the criminal cases with which they may be charged; and (v) the directors must disclose any interest that they hold in the capital of a company engaged in a line of business which is the same as or analogous or complementary to the business of Prisa, as well as any offices held or duties performed therein and the conduct, for the

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director’s own account or for the account of another, of any kind of business that is the same as, analogous or complementary to the business that the corporate purpose of Prisa consists of;

• to refrain from disclosing confidential information, even after his or her retirement or removal as director, subject to certain exceptions; and

•   not to conduct, or suggest to any person that they conduct, transactions involving securities of Prisa or any of its subsidiaries, affiliated or related companies in connection with which the directors have, by reason of their position, privileged or confidential information, so long as such information is not within the public domain.

DESCRIPTION OF PRISA AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary bank for the American Depositary Shares to be issued in connection with the business combination. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by book-entry notation or certificates, both of which are commonly known as American Depositary Receipts or ADRs. The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Santander Investment S.A., whose principal office in Spain is located at Ciudad Grupo Santander, Avenida de Cantabria s/n Edificio Encinar, 1a planta, Boadilla del Monte, Madrid, Spain.

Prisa will appoint Citibank as depositary bank pursuant to two deposit agreements, one for the ADS-As (representing Prisa Class A ordinary shares) and one for the ADS-NVs (representing Prisa Class B convertible non-voting shares). Copies of the deposit agreements will be filed with the SEC as exhibits to the registration statement of which this proxy statement/prospectus forms a part and also under cover of registration statements on Form F-6 before the effectiveness of this proxy statement/prospectus.

The following is a summary description of the material terms of the ADS-As and ADS-NVs and of the material rights of owners of ADSs. Summaries by their nature lack the precision of the information summarized, and the rights and obligations of an owner of ADSs will be determined by reference to the terms of the applicable deposit agreement and not by this summary. Prisa urges you to review the deposit agreements in their entireties.

Each ADS-A represents the right to receive 4 Prisa Class A ordinary shares and each ADS-NV represents the right to receive 4 Prisa Class B convertible non-voting shares on deposit with the custodian. Those Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares on deposit with the custodian are referred to as underlying shares. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been directly distributed to the owners of ADSs because of legal restrictions or practical considerations.

Holders and beneficial owners of ADSs become a party to the corresponding deposit agreement governing such ADSs and therefore will be bound to its terms and to the terms of any ADRs that represent their ADSs. The applicable deposit agreement and ADR specify the rights and obligations of Prisa, beneficial or record owners of ADSs and the depositary bank. ADS holders appoint the depositary bank to act on their behalf in certain circumstances. The deposit agreements and the ADRs are governed by New York law. However, Prisa’s obligations to the holders of Class A ordinary shares and Class B convertible non-voting shares will continue to be governed by the laws of Spain, which differ from the laws in the United States in important respects, including as described in “Comparison of Your Rights as a Holder of Liberty Common Shares and Your Rights as a Potential Holder of Prisa Class A Ordinary Shares or Prisa ADSs.”

Spanish laws and regulations may require holders of ADSs to satisfy reporting requirements and obtain regulatory approvals in certain circumstances, including with respect to such holders’ beneficial ownership of their ADSs. Holders of ADSs are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, Prisa nor any of their respective agents or affiliates will be required to take any actions whatsoever on behalf of any holder to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

Owners may hold ADSs either by means of an ADR registered in the owner’s name, through a brokerage or safekeeping account, or through an account established by the depositary bank in the owner’s name reflecting the registration of uncertificated ADSs directly on the books of the depositary bank (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary bank. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary bank to the holders of the ADSs. The direct registration system includes automated transfers between the depositary bank and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. Owners that hold ADSs through a brokerage or safekeeping account must rely on the procedures of their broker or bank to assert their rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit the ability of beneficial owners to exercise their rights as owner of ADSs. Holders of ADSs should consult with their broker or bank with any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC.

This summary description assumes holders have opted to own the ADSs directly by means of an ADS registered in their names. Unless otherwise noted, this summary applies to both the ADS-As and ADS-NVs.

Dividends and Distributions

Holders of ADSs generally have the right to receive any distributions that Prisa makes on the securities deposited with the custodian. Holders’ receipt of these distributions may be limited, however, by practical considerations, legal limitations and in certain cases described herein and in the deposit agreements. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever Prisa makes a cash distribution, including dividends payable in respect of Class A ordinary shares or Class B convertible non-voting shares, for the securities on deposit with the custodian, it will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary bank will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to Spanish laws and regulations.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary bank will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Shares

Whenever Prisa makes a distribution of Class A ordinary shares or Class B convertible non-voting shares for the securities on deposit with the custodian, it will deposit the applicable number of Class A ordinary shares or Class B convertible non-voting shares with the custodian. Upon receipt of confirmation of such deposit, the depositary bank will either, at the preference of Prisa, distribute to holders new ADSs representing the Class A ordinary shares or Class B convertible non-voting shares deposited or modify the ratio of the ADS-A-to-Class A ordinary shares or the ADS-NV-to-Class B convertible non-voting shares, as applicable, in which case each ADS you hold will represent rights and interests in the additional Class A ordinary shares or Class B convertible non-voting shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ratio of ADS-A-to-Class A ordinary shares or ADS-NV-to-Class B convertible non-voting shares, as applicable, upon a distribution of Class A ordinary shares or Class B convertible non-voting shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the depositary bank may sell all or a portion of the new Class A ordinary shares or Class B convertible non-voting shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary bank does not distribute new ADSs as described above, it may sell the Class A ordinary shares or Class B convertible non-voting shares received upon the terms described in the applicable deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever Prisa intends to distribute rights to purchase additional Class A ordinary shares or Class B convertible non-voting shares, it will give prior notice to the depositary bank and will assist the depositary bank in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADS-As or ADS-NVs to holders.

The depositary bank will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs. Prisa must also provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). Holders may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of their rights. The depositary bank is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new Class A ordinary shares or Class B convertible non-voting shares other than in the form of ADSs.

The depositary bank will not distribute the rights to holders of ADSs if:

•	Prisa requests that the rights not be distributed to holders of ADSs;

•	Prisa does not timely request that the rights be distributed to holders of ADSs;

•	Prisa fails to deliver satisfactory documents to the depositary bank; or

•	it is not reasonably practicable to distribute the rights.

The depositary bank will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary bank is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever Prisa intends to distribute a dividend payable at the election of shareholders either in cash or in additional shares, it will give prior notice of such to the depositary bank, and Prisa will indicate to the depositary bank whether it wishes the elective distribution to be made available to holders of ADSs. Prisa will also assist the depositary bank in determining whether such distribution is lawful and reasonably practicable.

The depositary bank will make the election available to holders of ADSs only if it is reasonably practicable and if Prisa has provided all of the documentation contemplated in the deposit agreements. In such case, the depositary bank will establish procedures to enable holders to elect to receive either cash or additional ADSs, in each case as described in the deposit agreements.

If the election is not made available to ADS holders, holders will receive either cash or additional ADSs, depending on what a shareholder in Spain would receive upon failing to make an election, as more fully described in the deposit agreements.

Other Distributions

Whenever Prisa intends to distribute property other than cash, shares or rights to purchase additional shares, Prisa will notify the depositary bank in advance and will indicate whether it wishes such distribution to be made to holders of ADSs. If the distribution is to be made available to holders of ADSs, Prisa will assist the depositary bank in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable and lawful to distribute such property to holders of ADSs and provided that Prisa provides all of the documentation contemplated in the deposit agreements, the depositary bank will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders of ADSs under the terms of the deposit agreements. In order to pay such taxes and governmental charges, the depositary bank may sell all or a portion of the property received.

The depositary bank will not distribute the property to holders of ADSs and instead will sell the property if:

•	Prisa requests that the property not be distributed to holders of ADSs;

•	Prisa does not timely request that the property be distributed to holders of ADSs;

•	Prisa does not deliver satisfactory documents to the depositary bank; or

•	the depositary bank determines that all or a portion of the distribution to holders of ADSs is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

If Prisa in accordance with applicable law decides to redeem any of the securities on deposit with the custodian, it will notify the depositary bank in advance. If it is practicable, and provided that Prisa provides all of the documentation contemplated in the deposit agreements, the depositary bank will provide notice of the redemption to the holders of ADSs.

The depositary will then instruct the custodian to surrender the shares being redeemed against payment of the applicable redemption price. The depositary bank will convert the redemption funds received into U.S. dollars upon the terms of the applicable deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary bank. Holders of ADSs may have to pay fees, expenses, taxes and other governmental charges upon the redemption of their ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary bank may determine in accordance with United States and Spanish law.

Changes Affecting Prisa Class A Ordinary Shares and Prisa Class B Convertible Non-voting Shares

The Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares held on deposit in respect of the ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such shares or a recapitalization, reorganization, merger, consolidation or sale of assets. (Conversion of Prisa Class B convertible non-voting shares is discussed under “— Conversion of ADS-NVs.”)

If any such change were to occur, the ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the underlying shares held on deposit. The depositary bank may in such circumstances deliver new ADSs to holders, amend the applicable deposit agreement, the applicable ADRs and the applicable registration statement on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the underlying shares. If the depositary bank may not lawfully distribute such property, the depositary bank may sell such property and distribute the net proceeds to holders of ADSs as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Underlying Shares

The depositary bank may create ADSs on behalf of holders of ADSs if they or their brokers deposit underlying shares with the custodian. The depositary bank will deliver these ADSs to the depositor of such underlying shares or to the depositor’s designee only after any applicable issuance fees and any charges and taxes payable for the transfer of the underlying shares are paid to the depositary bank. A holder’s ability to deposit underlying shares and receive ADSs may be limited by U.S. and Spanish legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary bank or the custodian receives confirmation that all required approvals have been given and that the underlying shares have been duly transferred to the custodian. The depositary bank will only issue ADSs in whole numbers.

Upon making a deposit of new underlying shares, the holder will be responsible for transferring good and valid title to the depositary bank. Such depositors will be deemed to represent and warrant that:

•	The new underlying shares being deposited are duly authorized, validly issued, fully paid, non-assessable and legally obtained.

•	All preemptive (and similar) rights, if any, with respect to such underlying shares have been validly waived or exercised.

•	The depositor is duly authorized to deposit the new underlying shares.

•	The new underlying shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreements).

•	The new underlying shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, Prisa and the depositary bank may, at the cost and expense of the holder, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

ADR holders will be entitled to transfer, combine or split up their ADRs and the ADSs evidenced thereby. For transfers of ADRs, holders must surrender the ADRs to be transferred to the depositary bank and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary bank deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the applicable deposit agreement, upon the transfer of ADRs.

To have ADRs either combined or split up, holders must surrender the ADRs in question to the depositary bank with a request to have them combined or split up, and must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the applicable deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Shares Upon Cancellation of ADSs

Holders will be entitled to present their ADSs to the depositary bank for cancellation and then receive the corresponding number of underlying shares at the custodian’s offices. The ability to withdraw the underlying shares may be limited by U.S. and Spanish legal considerations applicable at the time of withdrawal. In order to withdraw the underlying shares represented by ADSs, holders are required to pay to the depositary bank the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the underlying shares being withdrawn. The withdrawing holder assumes the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the applicable deposit agreement.

For those ADSs registered in the name of the holder, the depositary bank may ask for proof of identity and genuineness of any signature and such other documents as the depositary bank may deem appropriate before it will cancel the ADSs. The withdrawal of the underlying shares represented by ADSs may be delayed until the depositary bank receives satisfactory evidence of compliance with all applicable laws and regulations.

Please keep in mind that the depositary bank will only accept ADSs for cancellation that represent a whole number of securities on deposit.

Holders will have the right to withdraw the securities represented by their ADSs at any time except for:

•	Temporary delays that may arise because (i) the transfer books for the underlying shares or ADSs are closed, or (ii) underlying shares are immobilized on account of a shareholders’ meeting or a payment of dividends.

•	Restrictions imposed due to an outstanding obligation on the part of a holder of ADSs, to pay fees, taxes and similar charges.

•	Restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreements may not be modified to impair holders’ rights to withdraw the securities represented by their ADSs except to comply with mandatory provisions of law.

Voting Rights

To the extent underlying shares represented by ADSs have voting rights under Spanish law, or Prisa’s constitutional documents, holders of ADSs generally have the right under the deposit agreements to instruct the depositary bank to exercise such voting rights for the shares represented by its ADSs. The voting rights of holders of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares are described in “Description of Prisa Class A Ordinary Shares” and “Description of Prisa Class B Convertible Non-Voting Shares.”

At Prisa’s request, the depositary bank will distribute to holders of ADSs any notice of shareholders’ meeting received from Prisa together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs.

If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions.

Please note that the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. Prisa cannot assure holders of ADSs that they will receive voting materials in time to enable them to return voting instructions to the depositary bank in a timely manner. Securities for which no voting instructions have been received will not be voted.

Conversion of ADS-NVs

Prisa Class B convertible non-voting shares are convertible into Prisa Class A ordinary shares on the terms described in “Description of Prisa Class B Convertible Non-Voting Shares — Conversion.” The deposit agreement for the ADS-NVs provides for the ability of holders of ADS-NVs to convert their underlying Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares and subsequently ADS-As upon the terms and conditions set forth in Prisa’s bylaws and the Prisa Shareholder resolution establishing the class. Among other requirements for holders of ADS-NVs to properly elect to convert their underlying Class B convertible non-voting shares, they will be required to submit a notice to Prisa and to submit their ADS-NVs to the depositary for cancellation and delivery of the underlying shares to Prisa.

Fees and Charges

ADS holders are required to pay the following service fees to the depositary bank:

Service	Fees

• Issuance of ADSs (including issuances of ADS-As in connection with a conversion of Prisa Class B convertible non-voting shares)	Up to U.S. 5¢ per ADS issued
• Cancellation of ADSs (including cancellations of ADS-NVs in connection with a conversion of the underlying Prisa Class B convertible non-voting shares)	Up to U.S. 5¢ per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
• Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary

ADS holders are also responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	Fees for the transfer and registration of underlying shares charged by the registrar and transfer agent for the underlying shares in Spain (e.g., upon deposit and withdrawal of the underlying shares).

•	Expenses incurred for converting foreign currency into U.S. dollars.

•	Expenses for cable, telex and fax transmissions and for delivery of securities.

•	Taxes and duties upon the transfer of securities (e.g., when underlying shares are deposited or withdrawn from deposit).

•	Fees and expenses incurred in connection with the delivery or servicing of underlying shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (e.g., stock dividend, rights), the depositary bank charges the applicable fee to ADS holders as of the record date for the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary bank.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse to provide a requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges holders of ADSs may be required to pay may vary over time and may be changed by Prisa and by the depositary bank. ADS holders will receive prior notice of such changes.

The depositary bank may reimburse Prisa for certain expenses incurred by Prisa in respect of the ADR program established pursuant to the deposit agreements, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as Prisa and the depositary may agree from time to time.

Amendments and Termination

Prisa may agree with the depositary bank to modify the deposit agreements at any time without ADS holders’ consent. Prisa undertakes to give ADS holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the applicable deposit agreement. Prisa will not consider to be materially prejudicial to holders’ substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges that holders of ADSs are required to pay. In addition, Prisa may not be able to provide holders of ADSs with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

ADS holders are bound by the modifications to the applicable deposit agreement if they continue to hold their ADSs after the modifications to the applicable deposit agreement become effective. The deposit agreements cannot be amended to prevent holders of ADSs from withdrawing the underlying shares represented by ADSs (except as permitted by law).

Prisa has the right to direct the depositary bank to terminate the deposit agreements. Similarly, the depositary bank may in certain circumstances on its own initiative terminate the deposit agreements. In either case, the depositary bank must give notice to the applicable holders of ADSs at least 30 days before termination. Until termination, your rights under the deposit agreements will be unaffected.

After termination, the depositary bank will continue to collect distributions received (but will not distribute any such property until holders request the cancellation of their ADSs) and may sell the securities held on deposit. After the sale, the depositary bank will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the depositary bank will have no further obligations to holders of the applicable ADSs other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary bank will maintain ADS holder records at its depositary office. Holders of ADSs may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the applicable deposit agreement.

The depositary bank will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreements limit Prisa’s obligations and the depositary bank’s obligations to holders of ADSs. Please note the following:

•	Prisa and the depositary bank are obligated only to take the actions specifically stated in the deposit agreements without negligence or bad faith.

•	The depositary bank disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreements.

•	The depositary bank disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on Prisa’s behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in underlying shares, for the validity or worth of the underlying shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the applicable deposit agreement, for the timeliness of any of Prisa’s notices or for its failure to give notice.

•	Prisa and the depositary bank will not be obligated to perform any act that is inconsistent with the terms of the deposit agreements.

•	Prisa and the depositary bank disclaim any liability if Prisa or the depositary bank are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreements, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of Prisa’s bylaws, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond Prisa’s or the depositary bank’s control.

•	Prisa and the depositary bank disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreements or in Prisa’s bylaws or in any provisions of or governing the securities on deposit.

•	Prisa and the depositary bank further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of Prisa or the depositary bank in good faith to be competent to give such advice or information.

•	Prisa and the depositary bank also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of underlying shares but is not, under the terms of the deposit agreements, made available to holders of ADSs.

•	Prisa and the depositary bank may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	Prisa and the depositary bank also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreements.

Pre-Release Transactions

The depositary bank may, in certain circumstances, issue ADSs before receiving a deposit of the underlying shares that such ADSs represent or release underlying shares before receiving ADSs for cancellation. These transactions are commonly referred to as pre-release transactions. The deposit agreements limit the aggregate size of pre-release transactions and impose a number of conditions on such transactions (including the need to receive collateral, the type of collateral required, and the representations required from brokers). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

ADS holders are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. Prisa, the depositary bank and the custodian may withhold from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders of ADSs. ADS holders are liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary bank may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The depositary bank and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on behalf of an ADS holder. However, holders may be required to provide to the depositary bank and to the custodian proof of taxpayer status and residence and such other information as the depositary bank and the custodian may require to fulfill legal obligations. ADS holders are required to indemnify Prisa, the depositary bank and the custodian for any claims with respect to taxes based on any tax benefit obtained.

Foreign Currency Conversion

The depositary bank will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreements. ADS holders may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary bank may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders of ADSs for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders of ADSs for whom the distribution is lawful and practical.

•	Hold the foreign currency (without liability for interest) for the applicable holders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables show the actual beneficial ownership and pro forma information regarding the beneficial ownership of Prisa ordinary shares, Prisa Class A ordinary shares, Prisa Class B convertible non-voting shares and Liberty common stock. Beneficial ownership has been determined as of September 28, 2010 within the meaning of Regulation 13D promulgated under the Exchange Act. As of October 22, 2010, there were no Prisa Class B convertible non-voting shares. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. In computing the number of shares beneficially owned by a person and (except certain pro forma ownership percentages where noted) the percentage ownership of that person, shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days are included. These shares are not, however, deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in each table assumes:

•	219,135,500 Prisa ordinary shares currently issued and outstanding;

•	129,375,000 shares of Liberty common stock currently issued and outstanding;

•	the issuance of approximately 225 million Prisa Class A ordinary shares and approximately 403 million Prisa Class B convertible non-voting shares in the business combination (including Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares issued in the warrant exchange);

•	443,991,020 Prisa Class A ordinary shares and 402,987,000 Prisa Class B convertible non-voting shares (convertible into 402,987,000 Prisa Class A ordinary shares) estimated to be outstanding immediately following the consummation of the business combination;

•	846,978,020 Prisa Class A ordinary shares estimated to be outstanding upon the conversion of all Prisa Class B convertible non-voting shares;

•	no redemption of shares by Liberty stockholders, no cash elections by Liberty stockholders, the completion of the Prisa warrant issuance described elsewhere in this prospectus/proxy statement and no requirement from the CNMV that Prisa conduct a rights offering;

•	the sale of 24,771,900 Liberty warrants and 3,296,000 shares of Liberty common stock to Liberty pursuant to the sponsor surrender agreement in connection with the business combination; and

•	for purposes of calculating beneficial ownership on a fully diluted basis, the conversion of all shares of Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares on a 1-for-1 basis.

Prisa Beneficial Ownership

The following table sets forth the beneficial ownership of:

•	each person who, to Prisa’s knowledge, is the beneficial owner of more than 5% of the outstanding ordinary shares of Prisa;

•	each of its present directors;

•	each of its current executive officers; and

•	all of the current directors and executive officers as a group. The table presents pro forma ownership information as of immediately after the completion of the business combination and upon full conversion of Prisa Class B convertible non-voting shares into Prisa Class A ordinary shares.

						% of Prisa
					% of Prisa	Class A
					Class A	Ordinary
					Ordinary	Shares
					Shares	Beneficially
				% of Prisa	Beneficially	Owned
	Number			Class A	Owned	on Full
	of Prisa	% of Prisa	% of Prisa	Ordinary	on Full	Conversion
	Ordinary	Ordinary	Class A	Shares	Conversion	of Prisa
	Shares	Shares	Ordinary	Beneficially	of Prisa	Class B
	Beneficially	Beneficially	Shares	Owned	Class B	Shares
	Owned	Owned	Beneficially	After	Shares and	and Full
	Prior	Prior	Owned	Exercise of	Exercise	Exercise
	to the	to the	After the	Holder’s	of Holder’s	of All
	Business	Business	Business	Prisa	Prisa	Prisa
	Combination	Combination	Combination	Warrants	Warrants	Warrants

Beneficial owner
Directors(1)
Ignacio Polanco Moreno(2)(3)	155,661,747	71.03%	35.1%	53.1%	32.1%	30.0%
Manuel Polanco Moreno(2)(3)	155,562,823	70.99%	35.0%	53.1%	32.1%	30.0%
Juan Luis Cebrián Echarri(4)	1,259,305	*	*	*	*	*
Matías Cortés Domínguez(4)	75	*	*	*	*	*
Diego Hidalgo Schnur(4)	150	*	*	*	*	*
Gregorio Marañón Bertrán De Lis(4)	118,300	*	*	*	*	*
Alfonso López Casas(4)	40,334	*	*	*	*	*
Emiliano Martinez Rodriguez(4)	41,781	*	*	*	*	*
Ramón Mendoza Solano(4)	120	*	*	*	*	*
Agnès Noguera Borel(4)	600	*	*	*	*	*
Borja Jesús Pérez Arauna(4)	48,350	*	*	*	*	*
José Buenaventura Terceiro Lomba(4)	300	*	*	*	*	*
Adolfo Valero Cascante(4)	256,417	*	*	*	*	*

Non-director executive officers(1)
Matilde Casado Moreno	17,168	*	*	*	*	*
Jesús Ceberio Galardi	31,088	*	*	*	*	*
Augusto Delkader Teig	26,808	*	*	*	*	*
Pedro García Guillén	26,695	*	*	*	*	*
Ignacio Santillana del Barrio	17,778	*	*	*	*	*
Kamal M. Bherwani	—	—	—	—	—	—
Andrés Cardó	826	*	*	*	*	*
Miguel Ángel Cayuela	—	—	—	—	—	—
Fernando Martinez	—	—	—	—	—	—
Iñigo Dago	—	—	—	—	—	—
Oscar Gómez	—	—	—	—	—	—
Bárbara Manrique	—	—	—	—	—	—
Virginia Fernandez Iribarnegaray	—	—	—	—	—	—
All executive officers, directors as a group (26 persons)	157,614,163	71.93%	35.5%	53.6%	32.4%	30.4%
Other owners of more than 5% of outstanding shares:
Rucandio, S.A.(2)	155,469,694	70.95%	35.0%	53.1%	32.1%	30.0%

*	Less than 1%

(1)	The business address for each director and executive officer is Gran Vía, 32, 28013 Madrid, Spain.

(2)	Includes 155,469,694 Prisa ordinary shares held indirectly by Rucandio through the entities as indicated in the table below. Shares of Rucandio and Promotora de Publicaciones are subject to shareholders agreements that are described in note (3). Messrs. Ignacio Polanco Moreno and Manuel Polanco Moreno do not have control of shares controlled by Rucandio for purposes of the Spanish Companies Law.

					% of Prisa
					Class A	% of Prisa
					Ordinary Shares	Class A
				% of Prisa	Owned on Full	Ordinary Shares
			% of Prisa	Class A	Conversion of	Owned on Full
	Number of Prisa	% of Prisa	Class A	Ordinary Shares	Prisa Class B	Conversion of
	Ordinary Shares	Ordinary Shares	Ordinary Shares	Owned	Shares and	Prisa Class B
	Owned Prior to	Owned Prior to	Owned After	After Exercise of	Exercise of	Shares and Full
	the Business	the Business	the Business	Holder’s Prisa	Holder’s Prisa	Exercise of All
	Combination	Combination	Combination	Warrants	Warrants	Prisa Warrants

Promotora de Publicaciones	91,005,876	41.53%	20.5%	35.1%	20.2%	17.6%
Asgard Inversiones, S.L.U.	35,487,164	16.19%	8.0%	15.4%	8.4%	6.8%
Sabara Investment, S.L.	20,709,420	9.45%	4.7%	9.3%	5.0%	4.0%
Timón	7,928,140	3.62%	1.8%	3.7%	1.9%	1.5%
Others	339,094	*	*	*	*	*

*	Less than 1%

(3)	Shareholder Agreement in Rucandio: On December 23, 2003, in a private document, Mr. Ignacio Polanco Moreno, Ms. Isabel Polanco Moreno (now deceased and succeeded by her position in this agreement), Mr. Manuel Polanco Moreno, Ms. Maria Jesús Polanco Moreno, their mother Ms. Isabel Moreno Puncel and their now deceased father Mr. Jesús de Polanco Gutiérrez, signed a family protocol, to which a shareholder syndicate agreement was annexed concerning shares in Rucandio and whose object is to preclude the entry of third parties outside the Polanco family as shareholders in Rucandio. The agreement has the following terms: (i) the syndicated shareholders and directors of Rucandio must meet prior to any general and/or extraordinary shareholder or board meeting of Rucandio to determine how they will vote their syndicated shares, and are obliged to vote together at shareholder meetings in the manner determined by all of the syndicated shareholders; (ii) if an express unanimous agreement is not achieved among the syndicated shareholders with respect to any of the proposals made at a shareholder meeting, it will be understood that sufficient agreement does not exist to bind the syndicate and each syndicated shareholder may freely cast his or her vote; (iii) members of the syndicate are obliged to attend syndicate meetings personally or to grant proxy to a person determined by the syndicate, unless the syndicate expressly agrees otherwise, and to vote in accordance with the instructions determined by the syndicate, as well as to refrain from exercising any rights individually unless they have been previously discussed and agreed at a meeting of the syndicate; and (iv) members of the syndicate are precluded from transferring or otherwise disposing of shares in Rucandio until 10 years following the death of Mr. Jesús de Polanco Gutiérrez, and then only with the consent of all other Rucandio shareholders for any type of transfer to a third party. An exception to the aforementioned terms can be made upon the unanimous agreement of the shareholders. This limitation likewise applies specifically to the shares that Rucandio holds directly or indirectly in Promotora de Publicaciones.

Shareholder Agreement in Promotora de Publicaciones: On May 21, 1992, and in a notarial document certified by Madrid Notary Public Mr. Jose Aristonico Sanchez, Timón and a group of shareholders of Prisa entered into an agreement to govern the contribution of their shares in that company to Promotora de Publicaciones and their participation therein. The principal undertakings set forth in the shareholders’ agreement are as follows: (i) each majority shareholder shall have at least one representative on the board of directors of Prisa and, to the extent possible, the governing body of Promotora de Publicaciones shall have the same composition as Prisa’s; (ii) the manner in which Promotora de Publicaciones shares shall be voted at Prisa’s general shareholders’ meetings will be previously determined by the majority members and Promotora de Publicaciones members who are likewise members of Prisa’s board of directors shall vote in the same manner, following instructions from the majority shareholders; (iii) in the event that Timón sells its holdings in Promotora de Publicaciones, the remaining majority shareholders shall have the right to sell their shares of Promotora de Publicaciones on the same terms and conditions to the proposed buyer, to the extent that the foregoing is possible.

(4)	Does not include the director’s direct and/or indirect holdings in the share capital of Promotora de Publicaciones and Timón, through which the director has an indirect pecuniary interest in Prisa. See “Information About Prisa—Directors, Senior Management and Employees—Director and Executive Officer Conflicts of Interest.”

Liberty Beneficial Ownership

The following table sets forth the beneficial ownership of:

•	each person known by Liberty (based solely on a review of Schedule 13Ds and Schedule 13Gs filed with the SEC) to beneficially own more than 5% of the outstanding shares of Liberty’s common stock immediately before the consummation of the business combination;

•	the individuals who are Liberty’s directors and executive officers, two of whom are expected to become Prisa directors following the consummation of the business combination; and

•	Liberty’s current directors and executive officers as a group.

									Total
									Number of
									Prisa
						Number of			Class A		% of Prisa
						Prisa		% of Prisa	Ordinary		Class A
			Number of			Convertible		Class B	Shares		Ordinary
	Number of	% of Liberty	Prisa		% of Prisa	Class B		Convertible	Beneficially		Shares
	Shares of	Common	Class A		Class A	Non-Voting		Non-Voting	Owned		Beneficially
	Liberty	Stock	Ordinary		Ordinary	Shares		Shares	After the		Owned
	Common Stock	Beneficially	Shares		Shares	Beneficially		Beneficially	Business		After the
	Beneficially	Owned	Owned		Owned	Owned		Owned	Combination		Business
	Owned Before	Before the	After the		After the	After the		After the	on a		Combination
Name and Address	the Business	Business	Business		Business	Business		Business	Fully Diluted		on a Fully
of Beneficial Owners(1)	Combination	Combination	Combination		Combination	Combination		Combination	Basis		Diluted Basis

Berggruen Acquisition Holdings Ltd.(2)	12,771,900 (3)	9.9%	16,685,850	(4)	3.8%	33,371,700	(5)	8.3%	50,057,550	(6)	5.9%
Marlin Equities II, LLC(7)	12,771,900 (3)	9.9%	16,685,850	(4)	3.8%	33,371,700	(5)	8.3%	50,057,550	(6)	5.9%
Nicolas Berggruen(2)	12,771,900 (3)	9.9%	16,685,850	(4)	3.8%	33,371,700	(5)	8.3%	50,057,550	(6)	5.9%
Martin E. Franklin(7)	12,771,900 (3)	9.9%	16,685,850	(4)	3.8%	33,371,700	(5)	8.3%	50,057,550	(6)	5.9%
James N. Hauslein	110,400 (8)	*	190,440	(9)	*	331,200	(10)	*	521,640	(11)	*
Nathan Gantcher	110,400 (8)	*	190,440	(9)	*	331,200	(10)	*	521,640	(11)	*
Paul B. Guenther	110,400 (8)	*	190,440	(9)	*	331,200	(10)	*	521,640	(11)	*
Parvus Asset Management (UK) LLLP(12)	12,913,960	9.9%	20,054,675	(13)	4.5%	38,741,880	(14)	9.6%	58,796,555	(15)	6.9%
All directors and executive officer as a group (5 individuals before the business combination)	25,875,000	20.0%	33,943,020		7.6%	67,737,000		16.8%	101,680,020		12.0%

*	Less than 1%

(1)	The business address of Marlin Equities and Mr. Franklin is 555 Theodore Fremd Avenue, Suite B-302, Rye, New York 10580. The business address of Berggruen Holdings, Mr. Berggruen and each of the other individuals is c/o Liberty Acquisition Holdings Corp., 1114 Avenue of the Americas, 41st Floor, New York, New York 10036.

(2)	Liberty’s sponsor Berggruen Acquisition Holdings Ltd, a British Virgin Islands business company, is the direct subsidiary of Berggruen Holdings North America Ltd., a British Virgin Islands business company, or BHNA. BHNA is the managing and majority shareholder of Berggruen Acquisition Holdings Ltd., and a direct, wholly-owned subsidiary of Berggruen Holdings Ltd, a British Virgin Islands business company. All of the shares of Berggruen Holdings Ltd are owned by the Nicolas Berggruen Charitable Trust (formerly known as the Tarragona Trust), a British Virgin Islands trust. The trustee of the Nicolas Berggruen Charitable Trust is Maitland Trustees Limited, a British Virgin Islands corporation acting as an institutional trustee in the ordinary course of business without the purpose or effect of changing or influencing control of Liberty. Mr. Berggruen is a director of Berggruen Holdings Ltd and may be considered to have beneficial ownership of Berggruen Holdings’ interests in Liberty. Mr. Berggruen disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(3)	Excludes 6,385,950 founders’ warrants and 6,000,000 sponsors’ warrants that will be purchased by Liberty for nominal consideration immediately prior to the consummation of the business combination pursuant to the sponsor surrender agreement.

(4)	Consists of Prisa Class A ordinary shares to be received in exchange for its common stock, after giving effect to the sale of an assumed 1,648,000 shares of Liberty common stock to Liberty pursuant to the sponsor surrender agreement. Does not include Prisa Class A ordinary shares issuable upon conversion of Prisa Class B convertible non-voting shares.

(5)	Consists of Prisa Class B convertible non-voting shares to be received in exchange for its common stock, after giving effect to the sale of an assumed 1,648,000 shares of Liberty common stock to Liberty pursuant to the sponsor surrender agreement.

(6)	Includes 33,371,700 Prisa Class A ordinary shares issuable upon conversion of 33,371,700 Prisa Class B convertible non-voting shares.

(7)	Mr. Franklin is the majority owner and managing member of Marlin Equities and may be considered to have beneficial ownership of Marlin Equities’ interests in Liberty. Mr. Franklin disclaims beneficial ownership of any shares in which he does not have a pecuniary interest.

(8)	Excludes 55,200 founders’ warrants that will be exchanged in connection with the warrant exchange.

(9)	Consists of 165,600 Prisa Class A ordinary shares to be received in exchange for shares of common stock and 24,840 Prisa Class A ordinary shares to be received in connection with the warrant exchange. Does not include Prisa Class A ordinary shares issuable upon conversion of Prisa Class B convertible non-voting shares.

(10)	Consists of Prisa Class B convertible non-voting shares to be received in exchange for shares of common stock.

(11)	Includes 331,200 Prisa Class A ordinary shares issuable upon conversion of 331,200 Prisa Class B convertible non-voting shares.

(12)	Based solely on information in a Schedule 13D filed with the SEC on October 4, 2010 by Parvus Asset Management (UK) LLLP (“PAM UK”), Parvus Asset Management (Cayman) Limited (“PAM Cayman”) and Edoardo Mercadante (“Mr. Mercadante”). According to such Schedule 13D, PAM UK serves as the investment manager of each of certain specified investment funds which are under the management and control of PAM UK, PAM Cayman and Mr. Mercadante (collectively, the “Funds”), PAM Cayman serves as the manager of the Funds, and Mr. Mercadante is the managing member of PAM UK and the 80% owner of PAM Cayman. The address for each of PAM UK and Mr. Mercadante is 7 Clifford Street, London, W1S 2WE, United Kingdom, and the address for PAM Cayman is PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(13)	Consists of 19,370,940 Prisa Class A ordinary shares to be received in exchange for shares of common stock, assuming that the mixed election is made with respect to all shares, and 683,735 Prisa Class A ordinary shares to be received in connection with the warrant exchange (based on 1,519,413 Liberty warrants held by the Funds, according to the Schedule 13D). Does not include Prisa Class A ordinary shares issuable upon conversion of Prisa Class B convertible non-voting shares.

(14)	Consists of Prisa Class B convertible non-voting shares to be received in exchange for shares of common stock, assuming that the mixed election is made with respect to all shares.

(15)	Includes 38,741,880 Prisa Class A ordinary shares issuable upon conversion of 38,741,880 Prisa Class B convertible non-voting shares.

Liberty’s sponsors, Berggruen Acquisition Holdings and Marlin Equities, have agreed to act together for the purpose of acquiring, holding, voting or disposing of their shares of Liberty common stock and are deemed a “group” for reporting purposes under the Exchange Act. All of the founders have agreed with Liberty and the underwriters of Liberty’s IPO (i) to vote all of their shares of Liberty common stock which were acquired prior to Liberty’s IPO in accordance with the vote of the majority in interest of all other Liberty stockholders voted at the stockholders’ meeting on the business combination proposal, (ii) that if he or it acquires shares of Liberty common stock in or following Liberty’s IPO, he or it will vote all such acquired shares in favor of the business combination proposal and (iii) to vote all of their shares of Liberty common stock in favor of the liquidation proposal. In addition, Liberty’s sponsors own an aggregate of 32.3% of the Liberty warrants outstanding as of the date of this proxy statement/prospectus and, pursuant to a sponsor support agreement entered into among Liberty’s sponsors and Prisa in connection with the execution of the business combination agreement, Liberty’s sponsors have agreed, in respect of all of their warrants, to consent to the warrant agreement amendment. As of the date of this proxy statement/prospectus, none of the founders have acquired any shares or warrants since the date of Liberty’s IPO.

SELLING STOCKHOLDERS

This proxy statement/prospectus registers under the Securities Act the possible resale of certain Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares that may be received in the share exchange by the selling stockholders listed in the table below. The table below sets forth information, based upon written representations supplied to Prisa by the selling stockholders identified in the table, with respect to such selling stockholders’ beneficial ownership of Prisa ordinary shares as of the date hereof, as well as calculations of the number of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares that such selling stockholders may receive in the share exchange.

Immediately prior to consummation of the business combination, the selling stockholders identified below are expected to hold newly created shares of Liberty non-voting preferred stock (Series B and Series C in the case of Tyrus Capital Event Master Fund Ltd. (Tyrus) and Series B and Series E in the case of HSBC Bank Plc (HSBC)) that they have agreed to purchase prior to the business combination, in addition to shares of Liberty common stock and/or Liberty warrants they hold as of the date hereof. The maximum number of Prisa Class A ordinary shares that Tyrus and HSBC would beneficially hold following the share exchange is 103,500,000 and 111,655,350, respectively, including Prisa Class A ordinary shares (i) received in the share exchange in exchange for such Liberty preferred stock, Liberty common stock and/or Liberty warrants, (ii) issuable upon the conversion, on a one-for-one basis, of all Prisa Class B convertible non-voting shares received in the share exchange, (iii) held as of the date hereof as Prisa ordinary shares, to be renamed Prisa Class A ordinary shares upon the effectiveness of the Prisa bylaw amendments described in this proxy statement/prospectus, and (iv) issuable upon exercise of warrants expected to be issued to such stockholder in connection with the business combination in respect of the Prisa ordinary shares shown in the table as beneficially held by such stockholder as of the date hereof. The maximum number of Prisa Class B convertible non-voting shares that Tyrus and HSBC would receive in the share exchange, based on their respective holdings in Liberty common stock and/or Liberty warrants as of the date hereof and the shares of Liberty preferred stock that they have agreed to purchase prior to the business combination, is 67,500,000 and 74,390,700, respectively.

Because each such selling stockholder may, from time to time, sell, transfer or otherwise dispose of all, some or none of either the Prisa Class A ordinary shares or Prisa Class B convertible non-voting shares covered by this proxy statement/prospectus, Prisa cannot determine the number of such shares that will be sold, transferred or otherwise disposed of by each such selling stockholder, or the amount or percentage of either the Prisa Class A ordinary shares or the Prisa Class B convertible non-voting shares that will be beneficially held by each such selling stockholder upon termination of the offering. For purposes of the table below, we assume that each selling stockholder will sell all of the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares expected to be received by it in the share exchange and covered by this proxy statement/prospectus.

Unless otherwise described below, neither of the selling stockholders nor any of their affiliates has held any position or office with or otherwise had any material relationship with either Liberty or Prisa or any of their respective affiliates during the three years prior to the date of this proxy statement/prospectus. In addition, based on information provided to Liberty and Prisa, the selling stockholder that is an affiliate of a broker-dealer has not purchased, nor will have acquired, the Prisa ordinary shares held by it as of the date hereof or the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received by it in the share exchange, outside the ordinary course of business nor, at the time of such selling stockholder’s acquisition of such Prisa shares, had, or will have had, any agreements, understandings or arrangements with any other persons, directly or indirectly, to distribute the shares.

	Held Prior to the Offering		Received in Share Exchange				Held After the Offering(1)
Maximum
number of
Prisa Class
				Maximum	A ordinary shares
			Maximum	number of	held following the
			number of	Prisa Class B	share exchange				Number of	Percent of
	Number of		Prisa Class A	convertible	(assuming		Number of	Percent of	Prisa Class B	Prisa Class B
	Prisa ordinary	Percent of	ordinary shares	non-voting shares	conversion and		Prisa Class A	Prisa Class A	convertible	convertible
Name of Selling	shares beneficially	Prisa ordinary	received in share	received in share	including prior		ordinary shares	ordinary shares	non-voting shares	non-voting shares
Stockholder	owned	shares outstanding	exchange	exchange	holdings)(2)		beneficially owned	outstanding	beneficially owned	outstanding

Tyrus Capital Event Master Fund Ltd.(4)	0	*	36,000,000	67,500,000	103,500,000	(3)	0	**	0	***
HSBC Bank plc(5)(6)(7)(8)(9)	33,000	*	37,195,350	74,390,700	111,655,350	(10)	69,300	**	0	***

*	Represents less than one percent of the total number of Prisa ordinary shares outstanding as of the date of this proxy statement/prospectus.

**	Represents less than one percent of the total number of Prisa Class A ordinary shares expected to be outstanding upon completion of the share exchange.

***	Represents less than one percent of the total number of Prisa Class B convertible non-voting shares expected to be outstanding upon completion of the share exchange.

(1)	Assumes all Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares, the resale of which is being registered hereby, are sold by the selling stockholders.

(2)	Includes Prisa Class A ordinary shares issuable to the applicable selling stockholder (i) in the share exchange and (ii) upon the conversion of the Prisa Class B convertible non-voting shares issuable in the share exchange.

(3)	Includes 13.5 million Prisa Class A ordinary shares (i) issuable in the share exchange in respect of 2.5 million shares of Liberty common stock and 5 million Liberty warrants held by the selling stockholder as of the date hereof and (ii) issuable upon the conversion of the Prisa Class B convertible non-voting shares issuable in the share exchange in respect of such shares of Liberty common stock.

(4)	Tyrus Capital LLP, as investment manager for Tyrus, may upon the issuance of such shares be deemed to have beneficial ownership of the Prisa shares issuable to Tyrus in the share exchange, the resale of which is being registered hereunder. Tyrus Capital LLP is located at 11 Grosvenor Place, London SW1X 7HH, UK. The address for Tyrus Capital Event Master Fund Ltd is P.O. Box 309, Ugland House, Grand Cayman, KY-1104, Cayman Islands.

(5)	HSBC Bank plc is located at 8 Canada Square, London E14 5HQ, UK.

(6)	As the global coordinator and a financial adviser for the restructuring process of Prisa since September 2009, as financial adviser in connection with the financing for Prisa’s takeover bid for Sogecable in 2008 and as agent for the lending banks under various Prisa and Sogecable bank credit facilities, HSBC may be deemed to have a material relationship with Prisa.

(7)	In addition to the 33,000 Prisa ordinary shares beneficially owned by HSBC, HSBC and its affiliates hold, as of August 18, 2010, 2,832,118 Prisa ordinary shares on behalf of HSBC’s clients in asset management accounts. HSBC hereby disclaims beneficial ownership of all such shares.

(8)	HSBC Securities (USA) Inc. is a broker-dealer affiliate of HSBC. HSBC did not purchase the Liberty common or Liberty preferred stock or the Prisa ordinary shares outside the ordinary course of business nor did it, at the time of its acquisition of the Liberty common or Liberty preferred stock or the Prisa ordinary shares, have any arrangements, understandings or arrangements with any persons, directly or indirectly, to distribute the Prisa ordinary shares or the Prisa shares issuable in the share exchange in respect of such Liberty common or Liberty preferred stock, the resale of which is registered hereunder.

(9)	With respect to 50,000 shares of Series E Preferred Stock of Liberty, which may be exchanged in the share exchange for up to 8,250,000 Prisa Class A ordinary shares and up to 16,500,000 Prisa Class B convertible non-voting shares, HSBC has entered into derivative transactions in which the economic benefits and risks have been transferred to certain third parties. HSBC may enter into similar derivative transactions in the future, from time to time.

(10)	Includes 211,050 Prisa Class A ordinary shares (i) issuable in the share exchange in respect of 46,900 shares of Liberty common stock held by the selling stockholder as of the date hereof and (ii) issuable upon the conversion of the Prisa Class B convertible non-voting shares issuable in the share exchange in respect of such shares of Liberty common stock.

The resales of the Prisa Class A ordinary shares and the Prisa Class B convertible non-voting shares which the selling stockholders listed in the table above may receive in the share exchange are being registered to permit public secondary trading of these shares by the holders of such shares from time to time. Registration of the Prisa Class A ordinary shares and the Prisa Class B convertible non-voting shares does not mean that such shares necessarily will be offered or sold. Prisa will not receive any proceeds from any such offer or sale by the selling stockholders.

The selling stockholders may sell such Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares from time to time directly to purchasers or through underwriters, broker-dealers or agents, at fixed prices, at prevailing market prices at the time of sale, at varying prices or negotiated prices, by a variety of methods including the following:

•	in negotiated transactions, or in trading markets for Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares;

•	in the trading markets for the Prisa ADS-As and Prisa ADS-NVs representing the Prisa shares;

•	in the over-the-counter market or on any national securities exchange on which shares of Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares may be listed or quoted at the time of sale;

•	in transactions otherwise than on such exchanges or in the over-the-counter market;

•	through a combination of any such methods; or

•	through any other method permitted under applicable law.

Prisa will bear all costs associated with the registration of the issuance in the business combination of the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares to be received by the selling stockholders.

ADDITIONAL INFORMATION

Submission of Future Shareholder Proposals

Liberty does not expect to hold a 2010 annual meeting of shareholders because it will not be a separate public company if the business combination is completed. Alternatively, Liberty’s restated certificate of incorporation provides that in the event a letter of intent, an agreement in principle or a definitive agreement to consummate a business combination has been executed but no business combination is consummated by December 12, 2010, Liberty is required to begin the dissolution process provided for in Liberty’s restated certificate of incorporation. Liberty will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.

Legal Experts

The validity of the Prisa Class A ordinary shares and the Prisa Class B convertible non-voting shares to be issued in connection with the share exchange will be passed upon by Cortés, Abogados, Spanish counsel to Prisa.

Experts

The consolidated financial statements of Prisa for each of the three years ended December 31, 2009 appearing in this proxy statement/prospectus, have been audited by Deloitte, S.L., an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes two explanatory paragraphs, one relating to actions taken by Prisa in 2010 to restructure its financial debt and strengthen its capital structure as required in the agreements with the lending banks as discussed in Note 1, and the second relating to the retrospective adjustment of the consolidated statements of cash flows for the years ended December 31, 2008 and 2007, as a result of the amendment made to IAS 7) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Dédalo for the year ended December 31, 2008 appearing in this proxy statement/prospectus, have been audited by Deloitte, S.L., an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to substantial doubt about Dedalo’s ability to continue as a going concern due to the recurring losses from operations and stockholders’ capital deficiency), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Liberty, appearing in this proxy statement/prospectus and the effectiveness of Liberty’s internal control over financial reporting as of December 31, 2009 have been audited by Rothstein, Kass & Company, P.C., independent registered certified public accounting firm, as set forth in their report appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing. Representatives of Rothstein, Kass & Company, P.C., are not expected to be present at the special meeting of the stockholders.

Enforceability of Civil Liabilities Under U.S. Securities Laws

Prisa is a company (sociedad anónima) organized under the laws of the Kingdom of Spain. Substantially all of the directors and executive officers of Prisa, and certain of the experts named in this proxy statement/prospectus are residents of non-United States jurisdictions and all or a substantial portion of the assets of such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons with respect to matters arising under the Securities Act or to enforce against them, in original actions or in actions for enforcement of judgments of United States courts, liabilities predicated upon the United States federal securities laws. Prisa is advised by its Spanish legal counsel that there is doubt as to the enforceability in Spain in original actions, or in actions for the enforcement of judgments of United States courts, of liabilities predicated solely on the federal securities laws of the United States.

WHERE YOU CAN FIND MORE INFORMATION

Prisa

Prisa has filed a registration statement on Form F-4 to register with the SEC the Prisa Class A ordinary shares and Prisa Class B convertible non-voting shares underlying Prisa ADSs to be issued in exchange for shares of Liberty common stock and warrants. This document is part of the registration statement on Form F-4 and constitutes a document of Prisa. As allowed by SEC rules, this document does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

Prisa makes available free of charge through its website, accessible at www.prisa.com, certain of Prisa’s reports and other information filed with or furnished to the CNMV in Spanish and English. Material contained on or accessible through Prisa’s website is not incorporated into this proxy statement/prospectus. Some of Prisa’s filings with the CNMV are also available at the website maintained by the CNMV at www.cnmv.es. Information regarding Prisa is also available at the Commercial Registry of Prisa.

Liberty

Liberty files reports, proxy statements and other information with the SEC as required by the Exchange Act.

You may read and copy reports, proxy statements and other information filed by Liberty with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of the materials described above at prescribed rates by writing to the SEC, Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

Liberty files its reports, proxy statements and other information electronically with the SEC. You may access information on Liberty at the SEC web site containing reports, proxy statements and other information at: http://www.sec.gov.

Information and statements contained in this proxy statement/prospectus, or any annex to this proxy statement/prospectus, are qualified in all respects by reference to the copy of the relevant contract or other annex filed with this proxy statement/prospectus.

If you would like additional copies of this proxy statement/prospectus, or if you have questions about the business combination, you should contact: D.F. King & Co., Inc. at (800) 659-6590.

This proxy statement/prospectus includes the web addresses of the SEC, the CNMV, Prisa and Liberty as inactive textual references only. Information on those websites is not part of this proxy statement/prospectus.

Miscellaneous

All information contained in this proxy statement/prospectus relating to Liberty has been supplied by Liberty, and all such information relating to Prisa has been supplied by Prisa. Information provided by either of Liberty or Prisa does not constitute any representation, estimate or projection of the other party.

Neither Prisa nor Liberty has authorized anyone to give any information or make any representation about the business combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

Page

Promotora de Informaciones, S.A. and Subsidiaries
Audited Financial Statements
Report of Deloitte, S.L., Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at December 31, 2009 and 2008	F-5
Consolidated Income Statements for the Years Ended 31 December 2009, 2008 and 2007	F-6
Consolidated Net Income Recognised in Equity Statements for the Years Ended December 31, 2009, 2008 and 2007	F-7
Consolidated Statements of Changes in Equity for 2009, 2008 and 2007	F-8
Consolidated Cash Flows Statements for the Years Ended December 31, 2009, 2008 and 2007	F-10
Notes to Consolidated Financial Statements	F-12
Appendix I and II	F-83

Unaudited Financial Statements
Consolidated Balance Sheets at June 30, 2010 and December 31, 2009	F-113
Consolidated Income Statements for the Six Months Ended June 30, 2010 and 2009	F-114
Consolidated Net Income Recognized in Equity Statements for the Six Months Ended June 30, 2010 and 2009	F-115
Consolidated Statements of Changes in Equity for the Six Months Ended June 30, 2010 and 2009	F-116
Consolidated Cash Flows Statement for the Six Months Ended June 30, 2010 and 2009	F-118
Notes to Consolidated Financial Statements	F-120

Dédalo Grupo Gráfico, S.L. and Subsidiaries — Financial Statements
Report of Deloitte, S.L., Independent Registered Public Accounting Firm	F-129
Consolidated Balance Sheets at December 31, 2009, 2008 and 2007	F-130
Consolidated Income Statements for 2009, 2008 and 2007	F-132
Consolidated Statements of Recognised Income and Expense for 2009, 2008 and 2007	F-133
Consolidated Statements of Changes in Equity for 2009, 2008 and 2007	F-134
Consolidated Statements of Cash Flows for 2009, 2008 and 2007	F-135
Notes to Consolidated Financial Statements	F-136
Appendix I	F-174

Liberty Acquisition Holdings Corp.
Audited Financial Statements
Report of Rothstein, Kass & Company, P.C., Independent Registered Public Accounting Firm	F-176
Balance Sheets as of December 31, 2009 and 2008	F-178
Statements of Operations for the Years Ended December 31, 2009 and 2008 and the Period from June 27, 2007 to December 31, 2007	F-179
Statements of Stockholders’ Equity for the Years Ended December 31, 2009 and 2008 and the Period from June 27, 2007 to December 31, 2007	F-180
Statements of Cash Flows for the Years Ended December 31, 2009 and 2008 and the Period from June 27, 2007 to December 31, 2007	F-181
Notes to Financial Statements	F-182

Unaudited Financial Statements
Condensed Balance Sheets (Unaudited) as of June 30, 2010 and December 31, 2009	F-191
Condensed Statements of Operations (Unaudited) for the Three and Six Months Ended June 30, 2010, the Three and Six Months Ended June 30, 2009 and the Period from June 27, 2007 to June 30, 2010	F-192
Condensed Statements of Changes in Stockholders’ Equity (Unaudited)	F-193
Condensed Statements of Cash Flows (Unaudited) for the Six Months Ended June 30, 2010, the Six Months Ended June 30, 2009 and the Period from June 27, 2007 to June 30, 2010	F-194
Notes to Condensed Interim Financial Statements	F-195

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Promotora de Informaciones, S.A.
Madrid, Spain

We have audited the accompanying consolidated balance sheets of Promotora de Informaciones, S.A. and subsidiaries (the “Company”) as of December 31, 2009, 2008, and the related consolidated income statements, consolidated statements of recognized income and expense, consolidated statement of changes in equity, and consolidated statements of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Promotora de Informaciones, S.A. and subsidiaries as of December 31, 2009, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with International Financial Reporting Standards as issued by the IASB (IFRS-IASB).

As discussed further in Note 1 to the accompanying consolidated financial statements, the Company entered into certain actions in 2010 to restructure its financial debt and strengthen its capital structure as required in the agreements with the lending banks as described in detail in such Note.

As discussed in Note 2 a) to the consolidated financial statements, the Company has retrospectively adjusted the consolidated statements of cash flows for the years ended December 31, 2008 and 2007, as a result of the amendment made to IAS 7.

/s/ Deloitte, S.L.

Deloitte S.L.
Madrid, Spain
May 7, 2010 (except with respect to the retrospective application of the amendments to IAS 7 as discussed in Note 2a) to the consolidated financial statements, as to which date is August 19, 2010)

Promotora de
Informaciones, S.A.
(Prisa) and
Subsidiaries

Consolidated Balance Sheets as of December 31, 2009 and 2008
and consolidated statements of income and expenses and cash
flows for the years ended December 31, 2009, 2008 and 2007 together with Auditors’ Report

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Consolidated Balance Sheets as of December 31, 2009 and 2008 and consolidated statements of income and expenses and cash flows for the years ended December 31, 2009, 2008 and 2007

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AT 31 DECEMBER 2009 AND 2008

	Notes	12/31/09	12/31/08
	(Thousands of euros)

ASSETS
A) NON-CURRENT ASSETS		6,420,766	6,512,270
I. PROPERTY, PLANT AND EQUIPMENT	5	345,754	397,932
III. GOODWILL	6	4,319,603	4,302,739
IV. INTANGIBLE ASSETS	7	365,670	400,084
V. NON-CURRENT FINANCIAL ASSETS	8	57,218	93,344
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD	9	13,644	12,936
VII. DEFERRED TAX ASSETS	21	1,313,820	1,298,475
VIII. OTHER NON-CURRENT ASSETS		5,057	6,760

B) CURRENT ASSETS		1,514,898	1,594,297
I. INVENTORIES	10	218,066	306,079
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		991,723	1,047,541
2. Receivable from associates		16,077	18,045
3. Receivable from public authorities	21	56,463	70,718
4. Other receivables		221,645	183,254
6. Allowances		(78,704)	(81,835)

		1,207,204	1,237,723
III. CURRENT FINANCIAL ASSETS		6,593	838
IV. CASH AND CASH EQUIVALENTS		82,810	49,432
V. OTHER CURRENT ASSETS		225	225
C) ASSETS HELD FOR SALE	15	257,388	519

TOTAL ASSETS		8,193,052	8,107,086

EQUITY AND LIABILITIES
A) EQUITY	11	1,373,019	1,258,236
I. SHARE CAPITAL		21,914	21,914
II. OTHER RESERVES		833,697	779,225
III. ACCUMULATED PROFIT		403,478	398,975
— From prior years		352,999	315,979
— For the year: Profit attributable to the Parent		50,479	82,996
IV. TREASURY SHARES		(3,044)	(24,726)
V. EXCHANGE DIFFERENCES		(1,561)	(18,422)
VI. MINORITY INTERESTS		118,535	101,270
B) NON-CURRENT LIABILITIES		2,351,466	2,751,369

I. NON-CURRENT BANK BORROWINGS	12	1,917,963	2,348,078
II. NON-CURRENT FINANCIAL LIABILITIES	12-13	249,538	232,565
III. DEFERRED TAX LIABILITIES	21	72,799	79,278
IV. LONG-TERM PROVISIONS	14	90,150	74,807
V. OTHER NON-CURRENT LIABILITIES		21,016	16,641
C) CURRENT LIABILITIES		4,263,133	4,097,481

I. TRADE PAYABLES		1,181,437	1,257,945
II. PAYABLE TO ASSOCIATES		10,955	27,296
III. OTHER NON-TRADE PAYABLES		107,693	142,568
IV. CURRENT BANK BORROWINGS	12	2,796,362	2,532,091
V. CURRENT FINANCIAL LIABILITIES		3,295	21,676
VI. PAYABLE TO PUBLIC AUTHORITIES	12	124,288	79,972
VII. PROVISIONS FOR RETURNS	21	9,417	9,369
VIII. OTHER CURRENT LIABILITIES		29,686	26,564
D)LIABILITIES HELD FOR SALE	15	205,434	—

TOTAL EQUITY AND LIABILITIES		8,193,052	8,107,086

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the
Consolidated Balance Sheets at 31 December 2009 and 2008.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED
31 DECEMBER 2009, 2008 AND 2007

	Notes	12/31/09	12/31/08	12/31/07
	(Thousands of euros)

Revenues	16	3,155,105	3,643,282	3,619,510
Other income	16	53,479	358,066	76,518

OPERATING INCOME		3,208,584	4,001,348	3,696,028
Cost of materials used		(1,125,648)	(1,435,750)	(1,380,568)
Staff costs	17	(619,972)	(666,682)	(623,875)
Depreciation and amortisation charge	5-7	(196,657)	(198,935)	(231,438)
Outside services	17	(835,672)	(950,043)	(910,617)
Variation in operating allowances	17	(55,547)	(45,139)	(26,558)
Other expenses		(6,106)	(6,608)	(3,041)

OPERATING EXPENSES		(2,839,602)	(3,303,157)	(3,176,097)

PROFIT FROM OPERATIONS		368,982	698,191	519,931

Finance income		15,758	36,192	15,775
Finance costs		(252,107)	(313,426)	(209,681)
Impairment of trade loans to associates		—	(88,309)	(3,255)
Changes in value of financial instruments		22,185	(17,709)	(34)
Exchange differences (net)		(105)	(13,816)	1,932

FINANCIAL LOSS	18	(214,269)	(397,068)	(195,263)

Result of companies accounted for using the equity method	9	(20,158)	(7,592)	(32,056)
Loss from other investments	8	(4,256)	(1,350)	(3,612)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		130,299	292,181	289,000

Income tax	21	(63,045)	(90,435)	(26,919)

PROFIT FROM CONTINUING OPERATIONS		67,254	201,746	262,081

Loss after tax from discontinued operations	19	(2,429)	(75,346)	—

CONSOLIDATED PROFIT FOR THE YEAR		64,825	126,400	262,081

Profit attributable to minority interests		(14,346)	(43,404)	(70,108)

PROFIT ATTRIBUTABLE TO THE PARENT		50,479	82,996	191,973

BASIC EARNINGS PER SHARE (in euros)	23	0.23	0.38	0.92

The accompanying Notes 1 to 30 and Appendix I and II are an integral part of the
Consolidated Income Statements for 2009, 2008 and 2007.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED NET INCOME RECOGNISED DIRECTLY IN EQUITY STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2009, 2008 AND 2007

	12/31/09	12/31/08	12/31/07
	(Thousands of euros)

PROFIT FOR THE YEAR	64,825	126,400	262,081

Net income recognized directly in equity	33,150	(35,073)	(18,719)
Arising from translation differences	33,510	(35,073)	(18,719)

TOTAL INCOME AND EXPENSE RECOGNISED IN THE YEAR	97,975	91,327	243,362

Attributable to the parent company	77,282	57,503	175,579
Attributable to minority interests	20,693	33,824	67,783

The accompanying Notes 1 to 30 are an integral part of the Consolidated Net Income Recognised directly in Equity Statements for 2009, 2008 and 2007.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF
CHANGES IN EQUITY FOR 2009, 2008 AND 2007

				Reserves for
				First-Time	Prior Years’			Accumulated	Equity
	Share	Share		Application	Accumulated	Treasury	Exchange	Profit	Attributable to	Minority
	Capital	Premium	Reserves	of IFRSs	Profit	Shares	Differences	for the Year	the Parent	Interests	Total Equity
	(Thousands of euros)

Balance at 31 December 2006	21,881	108,369	575,163	(72,535)	171,373	(38,881)	1,497	228,909	995,776	161,458	1,157,234

Capital increase	155	20,522							20,677		20,677
Treasury share transactions
— Delivery of treasury shares						63			63		63
— Sale of treasury shares
— Purchase of treasury shares						(283)			(283)		(283)
Distribution of 2006 profit
— Directors’ remuneration								(1,322)	(1,322)		(1,322)
— Dividends								(33,705)	(33,705)		(33,705)
— Reserves			106,294		87,588			(193,882)	—		—
Income and expense recognised
— Translation differences					(11,422)		(4,972)		(16,394)	(2,325)	(18,719)
— Profit for 2007								191,973	191,973	70,108	262,081
Other			(16,310)		1,460				(14,850)	2,325	(12,525)
Changes in minority interests
— Dividends paid during the year										(12,925)	(12,925)
— Due to changes in scope of consolidation										32,013	32,013
— Due to changes in percentage of ownership										(40,729)	(40,729)
— Other										1,687	1,687

Balance at 31 December 2007	22,036	128,891	665,147	(72,535)	248,999	(39,101)	(3,475)	191,973	1,141,935	211,612	1,353,547

Capital reductions	(122)	(16,226)							(16,348)		(16,348)
Treasury share transactions
— Delivery of treasury shares						146			146		146
— Purchase of treasury shares						(347)			(347)		(347)
— Reserves for treasury shares			(14,576)			14,576			—		—
Distribution of 2007 profit
— Directors’ remuneration								(1,386)	(1,386)		(1,386)
— Dividends								(38,258)	(38,258)		(38,258)
— Reserves			72,214		80,115			(152,329)	—		—

				Reserves for
				First-Time	Prior Years’			Accumulated	Equity
	Share	Share		Application	Accumulated	Treasury	Exchange	Profit	Attributable to	Minority
	Capital	Premium	Reserves	of IFRSs	Profit	Shares	Differences	for the Year	the Parent	Interests	Total Equity
	(Thousands of euros)

Income and expense recognised
— Translation differences (Note 11h)					(10,546)		(14,947)		(25,493)	(9,580)	(35,073)
— Profit for 2008								82,996	82,996	43,404	126,400
Other			16,139	171	(2,589)				13,721	5,654	19,375
Changes in minority interests
— Dividends paid during the year										(10,246)	(10,246)
— Due to changes in scope of consolidation										1,751	1,751
— Due to changes in percentage of ownership										(149,216)	(149,216)
— Due to capital increases										7,891	7,891

Balance at 31 December 2008	21,914	112,665	738,924	(72,364)	315,979	(24,726)	(18,422)	82,996	1,156,966	101,270	1,258,236

Treasury share transactions (Note 11f)
— Delivery of treasury shares						290			290		290
— Sale of treasury shares			3,888			36,204			40,092		40,092
— Purchase of treasury shares						(884)			(884)		(884)
— Reserves for treasury shares			13,928			(13,928)			—		—
Distribution of 2008 profit
— Directors’ remuneration
— Dividends
— Reserves			37,161		45,835			(82,996)
Income and expense recognised in equity									—		—
— Translation differences (Note 11h)					9,942		16,861		26,803	6,347	33,150
— Profit for 2009								50,479	50,479	14,346	64,825
Other			(531)	26	(18,757)				(19,262)	1,173	(18,089)
Changes in minority interests
— Dividends paid during the year										(5,786)	(5,786)
— Due to changes in scope of consolidation										(193)	(193)
— Due to changes in percentage of ownership										1,378	1,378

Balance at 31 December 2009	21,914	112,665	793,370	(72,338)	352,999	(3,044)	(1,561)	50,479	1,254,484	118,535	1,373,019

The accompanying Notes 1 to 30 are an integral part of the Consolidated Statements of Changes in Equity for 2009, 2008 and 2007.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONSOLIDATED CASH FLOWS STATEMENTS FOR THE YEARS ENDED
31 DECEMBER 2009, 2008 AND 2007

	12/31/09	12/31/08(1)	12/31/07(1)
	(Thousands of euros)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	130,299	292,181	289,000

Depreciation and amortisation charge	254,768	250,151	259,691
Changes in working capital	(84,109)	(2,344)	(31,458)
Inventories	17,265	20,276	(46,870)
Accounts receivable	(198,932)	(57,114)	(218,508)
Accounts payable	101,676	27,876	236,214
Other current assets	(4,118)	6,618	(2,294)
Income tax recovered (paid)	(30,569)	(31,764)	10,078
Other profit adjustments	198,107	82,449	175,989
Sale of assets	(2,453)	(286,019)	(20,344)
Financial results	214,269	388,679	187,119
Other adjustments	(13,709)	(20,211)	9,214

CASH FLOWS FROM OPERATING ACTIVITIES	468,496	590,673	703,300

Recurrent investments	(127,997)	(190,492)	(212,597)
Investments in intangible assets	(98,158)	(124,483)	(132,766)
Investments in property, plant and equipment	(29,839)	(64,973)	(79,831)
Investments in property	—	(1,036)	—
Investments in non-current financial assets	(1,118)	(13,236)	(340,979)
Proceeds from disposals	8,579	306,562	66,000
Investments in non-current financial assets	(3,011)	(33,910)	(39,204)

CASH FLOWS FROM INVESTING ACTIVITIES	(123,547)	68,924	(526,780)

Proceeds and payments relating to equity instruments	33,325	(1,046)	(283)
Proceeds relating to financial liability instruments	20,666	1,893,890	497,945
Payments relating to financial liability instruments	(186,510)	(270,438)	(498,942)
Dividends and returns on other equity instruments paid	(4,969)	(48,677)	(47,354)
Interest paid	(158,685)	(268,931)	(180,047)
Other cash flow from financing activities	(25,871)	(1,976,729)	(404,707)

CASH FLOWS FROM FINANCING ACTIVITIES	(322,044)	(671,931)	(633,388)

Effect of foreign exchange rate changes	10,473	(11,061)	(4,843)

CHANGE IN CASH FLOWS IN THE YEAR	33,378	(23,395)	(461,711)

Cash and cash equivalents at beginning of year	49,432	72,827	534,538

Cash and cash equivalents at end of year	82,810	49,432	72,827

(1)	Cash flows for the years ended December 31, 2008 and 2007 have been restated in accordance with IAS 7, which came into effect on January 1, 2010, as described in Note 2-a to the financial statements.

The accompanying Notes 1 to 30 are an integral part of the Consolidated
Cash Flow Statements for 2009, 2008 and 2007.

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Consolidated Balance Sheets as of December 31, 2009 and 2008 and consolidated statements of income and expenses and cash flows for the years ended December 31, 2009, 2008 and 2007

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2009
AND 2008 AND CONSOLIDATED STATEMENTS OF INCOME AND EXPENSES
AND CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(1)	GROUP ACTIVITIES AND PERFORMANCE

a)	Group activities

Promotora de Informaciones, S.A. (“Prisa”) was incorporated on January 18, 1972 and has its registered office at Gran Vía, 32, Madrid. Its business activities include, inter alia, the exploitation of printed and audiovisual media, the holding of investments in companies and businesses and the provision of services mainly related to media.

In addition to the business activities carried on directly by the Company, Prisa heads a group of subsidiaries, joint ventures and associates which engage in a variety of business activities and which compose the Group (“the Prisa Group” or “the Group”). Therefore, in addition to its own individual financial statements, Prisa is obliged to present consolidated financial statements for the Group including its interests in joint ventures and investments in associates.

b)	Consolidated financial statements

The accompanying consolidated financial statements for the year ended December 31, 2009 were prepared by the Company’s Board of directors at its meeting on March 18, 2010 for submission for approval at the General Shareholder’s Meeting, which is expected to occur without any modification.

These consolidated financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 2d.

c)	Group performance

In recent years the Group has strengthened its presence in the audiovisual business, mainly through the acquisition of the Media Capital Group and of Sogecable, S.A.U. These transactions have had a significant impact on the size of the Group and on its financial structure. In this regard, Prisa financed the takeover bid for all of the shares of Sogecable with a bridge loan of EUR 1,949 million maturing on March 31, 2010, which is therefore classified under current liabilities in the consolidated balance sheet at December 31, 2009 (see Note 12).

In 2010 the Group entered into certain agreements to restructure its financial debt and strengthen its capital structure.

In this regard, on February 22, 2010, Prisa reached an agreement in principle with the banks that granted the bridge loan to extend its maturity until May 19, 2013, subject to, among other conditions, the acceptance by the banks that had granted the syndicated loan of the plan to restructure the Group’s debt. On April 19, 2010 each of the lenders under the syndicated loan and credit facility agreement agreed to consent to the restructuring process, including the modification of the terms and conditions of the bridge loan.

Also, on March 5, 2010, Prisa entered into an agreement with Liberty Acquisition Holdings Corp. (“Liberty”) for the acquisition of all Liberty’s shares through an exchange of newly-issued shares of Prisa with the shareholders of Liberty whom will become shareholders of Prisa. The agreement was amended on March 5, 2010, April 15, 2010 and May 7, 2010. The shareholders of Liberty will not have an individually significant percentage of participation nor will they have the ability to form a group for purposes of joint decisions. Through this transaction, following which Prisa’s majority shareholder (see Note 11 Equity) will retain control, Prisa will obtain net cash of approximately EUR 680 million. In order to enable its current non-controlling shareholders to participate in the transaction, Prisa will carry out a monetary capital increase with pre-emptive subscription rights for a total amount of approximately EUR 150 million in which the majority shareholder will not make any disbursement (see Note 24).

These agreements will give Prisa the capacity to draw up a plan that will permit it to meet its financial obligations and provide a boost for its future business activities.

The shareholders of Prisa, the sole shareholder of Sogecable, S.A.U., (“Sogecable”), at the General Meeting held on December 5, 2008, resolved to approve the legal merger plan for the absorption of Sogecable (absorbed company) by Prisa (absorbing company). The merger plan was drawn up and signed by the directors of the two companies and approved by their respective Boards of Directors on October 3 and 7, 2008. At the December 5, 2008 meeting, the Board of Directors of Prisa was empowered, in the broadest terms, to perform any acts it considered necessary to execute the adopted agreements, pursuant to the legal merger plan and resolution. This agreement may be executed or rescinded. At the date of preparation of these consolidated financial statements the aforementioned legal merger had not been carried out.

(2)	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements for 2009 were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, wich do not differ from IFRS as adopted by the European Union taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

•	IFRSs are applied in the preparation of the consolidated financial information for the Group. The financial statements of the individual companies composing the Group are prepared and presented in accordance with the accounting principles and standards of each country.

•	In accordance with IFRSs, these consolidated financial statements include the following consolidated statements of the Group:

•	Consolidated balance sheet.

•	Consolidated income statement.

•	Consolidated statement of recognized income and expense.

•	Consolidated statement of changes in equity.

•	Consolidated statement of cash flows.

•	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for like transactions, events and items in 2009, 2008 and 2007.

In 2009 new accounting standards came into force which, therefore, were taken into account when preparing the accompanying consolidated financial statements. The following standards were applied in these consolidated financial statements and did not have a material impact on either the amounts recognized or the presentation of, and the disclosures included in, these consolidated financial statements:

IFRS 8, Operating Segments-

The main new development introduced by this new standard, which replaces IAS 14, is that it requires an entity to adopt a management approach when reporting on the financial performance of its business segments. Therefore, generally, financial information is required to be reported on the same basis as is used internally by management for evaluating operating segment performance and deciding how to allocate resources to operating segments.

The application of IFRS 8 did not lead to the redefinition of the operating segments reportable by the Group since the information used by management is the same as that used by the directors when formally preparing the consolidated financial statements.

Revision of IAS 1, Presentation of Financial Statements-

The purpose of the fundamental changes to this standard is to improve the presentation of the information so that users of consolidated financial statements can analyze changes in equity arising from transactions with the owners acting in their capacity as owners (e.g. dividends and the repayment of capital) separately from non-owner changes (e.g. transactions with third parties or income and expenses recognized directly in equity). The revised standard provides the option of presenting all the income and expenses in one statement with subtotals, or in two separate statements (an income statement and a statement of recognized income and expense). The latter option was chosen by the Group and since a statement of recognized income and expense had not previously been presented, it entailed the inclusion of this new statement known as the consolidated statement of recognized income and expense in the consolidated financial statements.

On January 1, 2010, IAS 7, as amended by IAS 27, came into effect. IAS 7, as amended by IAS 27, affects the accounting of cash flows resulting from transactions with minority shareholders of Prisa and its subsidiaries not resulting in a change in control. Consistent with these rules, Prisa has restated “Cash flow from financing activities” and “Cash flow from investing activities” for the years ended December 31, 2009, 2008 and 2007.

There were also amendments to other standards that did not lead to changes in the accounting policies of the Prisa Group since the Group does not carry out transactions of the type covered by the amended standards. These amendments were as follows:

•	Amendments to IFRS 2, Share-based Payment.

•	Amendments to IFRS 7, Financial Instruments — Disclosures.

•	Revision of IAS 23, Borrowing Costs.

•	Amendments to IAS 32 and IAS 1, Potable Financial Instruments and Obligations Arising on Liquidation.

•	Amendments to IAS 39 and IFRIC 9, Reassessment of Embedded Derivatives.

•	IFRIC 13, Customer Loyalty Programs.

•	IFRIC 14, IAS 19-The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.

•	IFRIC 16, Hedges of a Net Investment in a Foreign Operation.

At December 31, 2009, the Prisa Group had not applied the following standards or interpretations published by the IASB, since the effective application thereof was required subsequent to that date.

Standards, Amendments		Obligatory Application in the
and Interpretations		Years Beginning on or After

Revision of IFRS 3	Business Combinations	July 1, 2009
Amendments to IAS 27	Changes in Ownership Interests	July 1, 2009
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010
IFRIC 12	Service Concession Arrangements	April 1, 2009
IFRIC 15	Agreements for the Construction of Real Estate	January 1, 2010
IFRIC 17	Distributions of Non-cash Assets to Owners	November 1, 2009
IFRIC 18	Transfers of Assets from Customers	November 1, 2009
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013
2009 Improvements to IFRS	Non-urgent amendments to IFRSs	Various (mainly January 1, 2010)
Amendments to IFRS 2	Share-based Payment Transactions among Group Entities	January 1, 2010
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

All the accounting principles and measurement basis with a material effect on the consolidated financial statements were applied.

The Company has assessed the potential impact of the future application of the aforementioned standards, amendments and interpretations and concluded that their entry into force will not have a material effect on the consolidated financial statements.

b)	Fair presentation and accounting principles

The consolidated financial statements were obtained from the individual financial statements of Prisa and its Subsidiaries and, accordingly, they present fairly the Group’s consolidated equity and financial position at December 31, 2009 and the consolidated results of its operations, the changes in consolidated equity and the consolidated cash flows in the year then ended. The Group prepared its financial statements on a going concern basis. Also, with the exception of the consolidated cash flow statement, these consolidated financial statements were prepared in accordance with the accrual basis of accounting.

Given that the accounting policies and measurement bases applied in preparing the Group’s consolidated financial statements for 2009 may differ from those applied by some of the Group companies, the necessary adjustments and reclassifications were made on consolidation to unify these policies and bases and to make them compliant with IFRSs as issued by the International Accounting Standards Board.

c)	Use of estimates

In the consolidated financial statements for 2009 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain of the assets, liabilities and obligations reported herein. These estimates relate basically to the following:

•	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 4e).

•	The useful life of the property, plant and equipment and intangible assets (see Notes 4b and 4d).

•	The assumptions used in calculating the fair value of financial instruments (see Note 4f).

•	The assessment of the likelihood and amount of undetermined or contingent liabilities.

•	Estimated sales returns received subsequent to year-end.

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analysed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in the coming years. Changes in accounting estimates would be applied prospectively, recognising the effects of the change in estimates in the related consolidated income statements.

In 2009 there were no significant changes in the estimates made at the end of 2008 and 2007.

d)	Basis of consolidation

The consolidation methods applied were as follows:

Full consolidation-

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The companies accounted for using the equity method are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities corresponding to the Parent’s ownership interest is recognised as goodwill. Any deficiency is credited to the consolidated income statement.

The share of third parties of the equity of Group companies is presented under “Equity — Minority Interests” in the consolidated balance sheet and their share of the profit for the year is presented under “Profit Attributable to Minority Interests” in the consolidated income statement.

The interest of minority shareholders is stated at the minority’s proportion of the fair values of the assets and liabilities recognised. Subsequently, any losses applicable to the minority interests in excess of the minority interests are allocated to the Parent.

All balances and transactions between fully consolidated companies were eliminated on consolidation.

Proportionate consolidation-

Joint ventures are proportionately consolidated. A joint venture is a contractual arrangement whereby two or more companies (“venturers”) undertake operations or hold assets so that strategic financial and operating decisions affecting the joint venture require the unanimous consent of the venturers, provided that these operations or assets are not integrated in financial structures other than those of the venturers. The proportionately consolidated companies are listed in Appendix I to these notes to the consolidated financial statements. However, the effect on the Group’s consolidated financial statements was not material.

Under this consolidation method, the aggregation of balances and subsequent eliminations are made only in proportion to the Group’s ownership interest in the capital of these entities. The Group’s share of the jointly controlled assets and liabilities are recognised in the consolidated balance sheet classified according to their specific nature. Similarly, the Group’s share of the income and expenses of joint ventures is recognised in the consolidated income statement on the basis of the nature of the related items.

Equity method-

Associates are accounted for using the equity method. Associates are companies in which Prisa holds direct or indirect ownership interests of between 20% and 50%, or even if the percentage of ownership is less than 20%, it has significant influence over their management. The companies accounted for using the equity method are listed in Appendices I and II, where selected financial data of each entity (total assets, equity, operating income and net profit (loss) for the period) is included.

Under the equity method, investments are recognised in the balance sheet at the Group’s share of net assets of the investee, adjusted, if appropriate, for the effect of transactions performed with the Group, plus any unrealised gains relating to the goodwill paid on the acquisition of the company.

Dividends received from these companies are recognised as a reduction of the value of the Group’s investment and the Group’s share of the profit or loss of these companies is included, net of the related tax effect, in the consolidated income statement under “Result of Companies Accounted for Using the Equity Method”.

Other matters-

The items in the balance sheets and income statements of the foreign companies included in the scope of consolidation were translated to euros using the “year-end exchange rate method”, i.e. all assets, rights and obligations were translated at the exchange rates in force at year-end, and the income statement items were translated at the average exchange rates for the year. The difference between the value of the equity translated at historical exchange rates and the net equity position resulting from the translation of the other items as indicated above is recognised under “Equity — Exchange Differences” in the accompanying consolidated balance sheet.

Balances and transactions in currencies of hyperinflationary economies are translated at the year-end exchange rate. At December 31, 2009, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela.

The data relating to Sociedad Española de Radiodifusión, S.L., Sociedad de Servicios Radiofónicos Unión Radio, S.L., Grupo Santillana de Ediciones, S.L., Gerencia de Medios, S.A., Dédalo Grupo Gráfico, S.L., Promotora de Emisoras de Televisión, S.A., Gran Vía Musical de Ediciones, S.L., Grupo Latino de Radiodifusión Chile, Ltda., Sistema Radiópolis, S.A de C.V., Grupo Media Capital SPGS, S.A., Antena 3 de Radio, S.A. and Sogecable, S.A.U. contained in these notes to the consolidated financial statements were obtained from their respective consolidated financial statements.

(3)	CHANGES IN GROUP STRUCTURE

The most significant changes in the scope of consolidation in 2008 and 2009 were as follows:

2009

Subsidiaries-

In February 2009 Diario El País, S.L. spun off its business activities and created three additional subsidiaries: Ediciones El País, S.L., which manages news content; Agrupación de Servicios de Internet y Prensa, A.I.E., which provides administrative and technology services to the press business unit; and

Pressprint, S.L.U., which is responsible for printing. So that these three companies could operate, in March 2009 Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L. and Prisacom, S.L. made non-monetary contributions of their various lines of business.

In July 2009 Santillana en Red, S.L. was dissolved.

Also in July 2009 Feiras Exposiçoes e Congressos, S.A. (EXPOLÍDER) legally merged with Ediçoes Expançao Económica, Lda. (EXPÁNSAO), and Eventos Comércio e Projectos Especiais Audiovisuais, S.A. (EXPÁNSAO ECONÓMICA) legally merged with Media Capital Ediçoes, Lda. (MCE). In addition, Ediçoes Expançao Económica, Lda. (EXPÁNSAO) and Media Capital Ediçoes, Lda. (MCE) legally merged with Promotora General de Revistas, S.A.

In July 2009 Media Capital Internet, S.A. (MC INTERNET) and Media Capital Telecomunicaçoes, S.A. (MCT) merged with Editora Multimédia, S.A. (MULTIMÉDIA), and Empresa de Teatro Estúdio de Lisboa, S.A. (FEALMAR) and Equipamento de Imagen e Som, S.A. (MULTICENA) merged with Plural Entertainment Portugal, S.A.

In September 2009 Gran Vía Musical, S.A.S., wholly owned by Gran Vía Musical de Ediciones, S.L., and RLM Colombia, S.A.S., wholly owned by RLM, S.A., were incorporated.

In October 2009 the shares of Inversiones Grupo Multimedia Comunicaciones, S.A. were exchanged for a 12% stake in the Spanish-language television network V-me Media Inc.

In December 2009 Grupo Latino de Radio, S.L., Inversiones Godó, S.A., Ediciones Bidasoa, S.A., Radiodifusión Tenerife, S.A., Ondas, S.A., Radio Irún, S.L., Radio Gibralfaro, S.A. and Radio Burgos, S.L. merged with Sociedad Española de Radiodifusión, S.L.

Jointly controlled entities-

In September 2009 Eje de Editores Media, S.L. was dissolved.

Associates-

In January 2009 Prisa sold its 25% ownership interest in Inversiones en Radiodifusión, S.A., which owns the Bolivian television broadcasting network ATB.

In June 2009 Ediçoes de Publicaçoes, S.A. (Transjornal), a Media Capital, SGPS, S.A. Group company, was sold.

In July 2009 Dima Distribución Integral, S.L., 33.66% owned by Redprensa, S.L.U., was incorporated. This company will engage in the distribution of publications in Madrid.

As a result of the discontinuation of the Group’s activities in relation to Localia TV, in 2009 several companies in the local television line of business were sold.

When comparing the information for 2009 and 2008, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in Scope of Consolidation” column, should be taken into account.

Significant agreements entered into by the Group

In September 2009 Prisa entered into an agreement with the Portuguese company Ongoing Strategy Investments SGPS, S.A. (Ongoing) for the sale of a shareholding of up to 35% in Grupo Media Capital SGPS, S.A. (Media Capital).The transaction places the initial valuation of Media Capital at EUR 450 million.

On March 31, 2010, Prisa announced that the Portuguese Antitrust Authority had failed to approve the transaction based on the failure of Ongoing to comply with the condition imposed by the Authority that it sells its stake in Sociedade Gestora de Participações Sociais, S.A., or Impresa, which controls the second-most-watched television channel by audience in Portugal. There are no other outstanding obligations under this agreement.

Also, in 2009 Prisa entered into an agreement with DLJ South American Partners LC (DLJSAP) for the sale of a 25% ownership interest in Grupo Santillana de Ediciones, S.L. (Santillana). This transaction places the value of Santillana at USD 1,450 million. Prisa and DLJSAP entered into a shareholders’ agreement regulating the terms of DLJSAP’s participation in the managing bodies of Santillana, with Prisa retaining control over the company. The transaction has been completed as of April 29, 2010. The shareholders’ agreement became effective upon the closing. DLJSAP will receive an annual preferred dividend of 7% of its investment.

In November 2009 Prisa and Sogecable, S.A.U. entered into an agreement with Telefónica, S.A. for the sale of 21% of its pay TV business, carried on through the Digital+ platform. Prior to the material performance of the agreement, the two companies carrying on this business activity, CanalSatélite Digital, S.L. and DTS Distribuidora de Televisión Digital, S.A. will be merged, and the other companies carrying on related activities will be integrated with them. The pay TV business was valued at EUR 2,350 million. The transaction will be settled through the repayment of the subordinated debt of Sogecable, S.A.U. arranged with Telefónica de Contenidos, S.A.U. in 2003, amounting to approximately EUR 230 million (see Note 13), with the remainder being paid in cash. Also, the two companies entered into a shareholders’ agreement that will regulate the management principles of the companies that will carry on the pay TV business after Telefónica has acquired an ownership interest in them.

On January 29, 2010, Prisa, Sogecable, S.A.U. and Telefónica, S.A. agreed to increase Telefónica, S.A.’s ownership interest in Digital+ by an additional 1%, to 22%, in the same terms as those of the agreement signed in November 2009.

In addition, on November 24, 2009, the Board of Directors of Sogecable, S.A.U. resolved to carry out the corporate restructuring measures required for DTS Distribuidora de Televisión Digital, S.A. to own, prior to the performance of the aforementioned agreements, all the assets and rights of Sogecable and of its subsidiaries relating to pay TV. As part of these corporate restructuring transactions, the shareholders at the Extraordinary General Meeting of CanalSatélite Digital, S.L. held on December 18, 2009, resolved to increase capital by EUR 64,017 thousands, which was subscribed and paid in full by Sogecable, S.A.U. through the non-monetary contribution of its ownership interests in its subsidiaries Cinemanía, S.L., Compañía Independiente de Televisión, S.L., Sociedad General de Cine, S.L., Sogepaq, S.A. and Centro de Asistencia Telefónica, S.A. This transaction qualified for taxation under the tax regime for mergers, spin-offs and contributions provided for in Chapter VIII, Title VII of the Consolidated Spanish Corporation Tax Law. This capital increase was carried out for the amount at which these assets had been carried at Sogecable, S.A.U.

In December 2009 Prisa and Sogecable, S.A.U. entered into an agreement with Gestevisión Telecinco, S.A. for the sale of 22% of its pay TV business, Digital+, in the same terms as those of the agreement with Telefónica, S.A. Following the aforementioned sale of 44% of Digital+, the Group will retain control over the pay TV business.

In addition, it was agreed to integrate the Cuatro and Telecinco free-to-air TV businesses though an exchange of shares of a newly-formed company, to which the Cuatro free-to-air TV business will be spun off, for 18.3% of the share capital of the company resulting from the integration of Telecinco and Cuatro, which Prisa expects to account for in the Group’s financial statements using the equity method (see Note 15).

On April 14, 2010, Prisa, Sogecable, S.A.U., Mediaset, S.p.A. and Gestevisión Telecinco, S.A. formalized this agreement, in the same terms as those of the agreement signed in December 2009.

These transactions will be completed once the related reviews have been concluded and the appropriate authorizations have been obtained.

2008

Subsidiaries

In February 2008 Gran Vía Musical de Ediciones, S.A. acquired 70% of RLM, S.A. and Merchandising On Stage, S.L., together with an additional 19% of Planet Events, S.A., thereby bringing its percentage of ownership to 70%.

MCP Media Capital Produçoes, S.A., wholly-owned by Media Global, SGPS, S.A., a company belonging to Grupo Media Capital, SGPS, S.A., was incorporated in March 2008.

Media Capital Produçoes — Investimentos, SGPS, S.A., wholly-owned by MCP Media Capital Produçoes, S.A., a company belonging to Grupo Media Capital, SGPS, S.A., was incorporated in April 2008.

Promotora de Actividades de América 2010- México, S.A. de C.V., an investee 99.998% owned by Promotora de Actividades América 2010, S.L. and 0.002% by Prisa División Internacional, S.L., was incorporated in May 2008.

Avalia Qualidade Educacional, Ltda., an investee 91% owned by Santillana Educación, S.L., was incorporated in June 2008.

Promotora Audiovisual Colombia PACSA, S.A., an investee 53% owned by Sogecable, S.A.U., 1% by Grupo Latino de Publicidad Colombia, Ltda. and 1% by Promotora de Actividades Audiovisuales de Colombia, Ltda., was incorporated in July 2008.

In September 2008 Punto de Lectura, S.L. merged with Santillana Ediciones Generales, S.L.

Promotora de Actividades de América 2010 Colombia, Ltda., an investee 98.33% owned by Promotora de Actividades América 2010, S.L. and 1.67% by Prisa División Internacional, S.L., was incorporated in October 2008.

Media Capital Rádios, S.A., wholly-owned by Media Global, SGPS, S.A., a company belonging to Grupo Media Capital SGPS, S.A., was incorporated in December 2008.

Media Capital Música e Entretenimento, S.A., wholly-owned by Media Global, SGPS, S.A., a company belonging to Grupo Media Capital, SGPS, S.A., was also incorporated in December 2008.

Also, in December 2008 Ediçao de Publicaçoes Periódicas, S.A. merged with Media Global, SGPS, S.A., a company belonging to Grupo Media Capital, SGPS, S.A.

In 2008 Distribuidora de Publicaciones Cymba, S.L., Produçoes Discográficas, S.A. and Radiofonía e Publicidade, S.U.S.A. were dissolved.

In 2008 Sociedad Canaria de Televisión Regional, S.A., ceased to be proportionately consolidated and started to be fully consolidated.

Due to the corporate restructuring in December 2008 of the Iberoamericana Radio Chile, S.A. and GLR Chile, Ltda. groups, the following companies were dissolved: Sociedad de Radiodifusión y Publicidad Exta, Ltda. and Radiodifusora Bethoven Valparaiso, Ltda. Also, Radiodifusora Transitoria, S.A. and Radiodifusión Iberoamerican Chile, S.A. merged with Iberoamericana Radio Holding Chile, S.A.

Jointly-controlled entities-

Historia para Todos, S.A. de C.V., an investee 50% owned by Santillana de Ediciones Generales, S.A. de C.V., was incorporated in April 2008.

Associates-

Mateu Cromo Artes Gráficas, S.A., Mateu Líber, S.L., Macrolibros, S.A. and Dédalo Altamira, S.A. merged with Dédalo Offset, S.L. in June 2008.

In December 2008 the Sogecable Group sold its 50% ownership interest in Jetix España, S.L. to Jetix Channels Europe, BV, in the framework of the conclusion of the joint venture between the Sogecable Group and Jetix Europe. This investee was accounted for in the consolidated Group using the equity method.

In 2008 Iberbanda, S.A. ceased to be accounted for using the equity method after Promotora de Informaciones, S.A.’s ownership interest was reduced from 21.69% to 15.38%, as it did not subscribe the capital increase carried out by the company.

In comparing the information for 2009 and 2008, these changes, the effect of which is presented separately in these notes to the consolidated financial statements in the “Changes in Scope of Consolidation” column, should be taken into account.

(4)	ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2009 and comparative information were as follows:

a)	Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement on the basis of their nature. The cash flow statement was prepared using the indirect method.

b)	Property, plant and equipment

Property, plant and equipment are carried at cost, net of the related accumulated depreciation and of any impairment losses.

Property, plant and equipment acquired prior to December 31, 1983 are carried at cost, revalued pursuant to the applicable legislation. Subsequent additions are stated at cost, revalued in 1996 pursuant to Royal Decree-Law 7/1996 in the case of Ediciones El País, S.L., Agrupación de Servicios de Internet y Prensa, A.I.E., Pressprint, S.L.U., Sociedad Española de Radiodifusión, S.L., Ítaca, S.L. and Algarra, S.A.

The costs of expansion, modernisation or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalised.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of Estimated
Useful Life

Buildings and structures	30 - 50
Plant and machinery	5 - 10
Digital set-top boxes	7
Digital access cards	3
Other items of property, plant and equipment	4 - 20

Assets held under finance leases are presented in the consolidated balance sheet based on the nature of the leased assets, and are depreciated over the expected useful life using the same method as that used to depreciate owned assets.

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognised in the income statement.

c)	Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first-time consolidation is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognised in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

•	If it is attributable to non-contingent liabilities, recognising it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

•	If it is attributable to specific intangible assets, recognising it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

•	The remaining amount is recognised as goodwill.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired and the related value is reviewed within a maximum of one year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognised as goodwill.

Goodwill is considered to be an asset of the company acquired and, therefore, in the case of a subsidiary with a functional currency other than the euro, it is valued in that subsidiary’s functional currency and is translated to euros using the exchange rate prevailing at the balance sheet date.

Goodwill acquired on or after 1 January 2004 is measured at acquisition cost and that acquired earlier is recognised at the carrying amount at December 31, 2003 in accordance with Spanish GAAP. In both cases, since 1 January 2004 goodwill has not been amortised and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognised (see Note 4e).

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

d)	Intangible assets

The main items included under “Intangible Assets” and the measurement bases used were as follows:

Computer software-

“Computer Software” includes the amounts paid to develop specific computer programs and the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortised by the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

Prototypes-

This account includes basically prototypes for the publication of books, which are measured at the costs incurred in materials and work performed by third parties to obtain the physical medium required for industrial mass reproduction. The prototypes are amortised by the straight-line method over three years from the date on which they are launched on the market, in the case of text books, atlases, dictionaries and major works, and over two years in the case of other publications. The cost of the prototypes of books that are not expected to be published is charged to the income statement for the year in which the decision not to publish is taken.

New subscribers — Installation and connection-

This item includes the direct costs incurred in the installation of equipment and the connection of new subscribers to digital satellite pay TV, net of accumulated amortisation. These costs are amortised over a useful life of seven years, which is the estimated average subscription period. The Group writes off the carrying amount of the installation and connection costs relating to subscriptions cancelled during the year. These costs are individually identifiable by Grupo Sogecable, S.A.U. for each subscriber and future economic benefits will flow from them for the digital satellite pay TV business.

This item also includes certain costs incurred in installing community digital satellite TV receivers (required to complete the satellite TV signal reception system), net of the related accumulated amortisation. These costs are also amortised over an estimated useful life of seven years.

These costs are amortised by the method described above by crediting directly the related asset account in the balance sheet.

Advances on copyrights-

This account includes the advances paid to authors for the acquisition of book publishing rights. These advances are charged to the income statement from the date on which the book is launched on the market, at the rate established in each contract, which is applied to the book cover price. These items are presented in the balance sheet at cost, less the portion charged to income. This cost is reviewed each year and, where necessary, an allowance is booked based on the projected sales of the related publication.

Audiovisual rights-

“Audiovisual Rights” in the accompanying consolidated balance sheet includes:

•	Advances on audiovisual productions: the balance of this item relates to the amounts advanced to producers to make films, series and other audiovisual productions. The Group starts to amortise these amounts from the date of commercial release of the related production, based on the projected revenues to be obtained therefrom.

•	Audiovisual productions: the balance of this item relates to the costs incurred in making and acquiring audiovisual productions and in the acquisition, where applicable, of certain rights to screen these productions. These assets are amortised on the basis of the projected income.

The Group starts to amortise the productions from the date of commercial release or from the date on which the rating certificate is obtained, in the case of productions that will be shown at cinemas, or from the date on which the definitive copy is obtained, in the case of television productions.

Since January 1, 2000, the residual value of film productions released since November 1997 has been calculated as the lower of the present value of the future income in the second commercial cycle (ten years) and 15% of the cost of the film. This residual value is amortised over the period of the second commercial cycle of the production (ten years).

•	Screening rights and negatives: negatives relate to the screening rights to which the Group holds perpetual title. The related acquisition cost is amortised by the declining-balance method over the term of the rights (ten years in the case of negatives).

•	Other rights: relate to the cost of various long-term audiovisual rights and rights of publicity (including both the cost of rights currently being exploited and the cost of the options to exploit these rights in the future). These rights are amortised, on the basis of the income obtained therefrom, over the term of the related contracts. At the date of preparation of these consolidated financial statements no decision had been taken not to exercise these options, which were recognised at their expected recoverable amount.

Lastly, “Other Rights” also includes the advances paid to suppliers of audiovisual and sports rights, which will be recovered in the long term.

Other intangible assets-

“Other Intangible Assets” includes basically the amounts paid to acquire administrative concessions for the operation of radio frequencies. These are temporary administrative concessions, granted for renewable ten-year periods, which are amortised by the straight-line method over ten years, except in cases where the renewal costs are not material, in which case they are deemed to be assets with an indefinite useful life.

e)	Impairment losses

At each balance sheet date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate independent cash flows, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows before tax based on the budgets most recently approved by the directors. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital employed adjusted by the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2009 the rates used ranged from 7% to 8.8% depending on the business being analyzed.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognised in the consolidated income statement for the difference.

Impairment losses recognised on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognised for the asset. The reversal of the impairment loss is recognised immediately as income in the consolidated income statement. An impairment loss recognised for goodwill must not be reversed.

f)	Financial instruments

Non-current financial assets-

“Non-current financial assets” includes the following categories:

•	Loans and receivables: these assets are recognised at amortised cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the related consideration in the case of receivables. The Group records the related allowance for the difference between the recoverable amount of the receivables and their carrying amount.

•	Held-to-maturity investments: investments that the Group has the positive intention and ability to hold to the date of maturity. They are carried at amortised cost.

•	Financial assets at fair value through profit or loss: this category includes the held-for-trading financial assets and financial assets which are managed and valued using the fair value model.

•	Available-for-sale financial assets: this category includes the remaining assets not included in the three categories above, which relate substantially in full to equity investments. These investments are measured in the consolidated balance sheet at fair value when it can be determined reliably. If the market value of investments in unlisted companies cannot be determined reliably, these investments are measured at acquisition cost or at a lower amount if there is any indication of impairment.

Cash and cash equivalents-

“Cash and Cash Equivalents” in the consolidated balance sheet includes cash on hand and at banks, demand deposits and other short-term, highly liquid investments that are readily convertible into cash and are not subject to risk of changes in value.

Financial liabilities-

Loans, bonds and other similar liabilities are carried at the amount received, net of transaction costs. Interest expenses, including premiums payable on settlement or redemption and transaction costs, are recognised in the consolidated income statement on an accrual basis using the effective interest method. The amount accrued and not paid is added to the carrying amount of the instrument if settlement is not made in the accrual period.

Accounts payable are recognised initially at market value and are subsequently measured at amortised cost using the effective interest method.

Derivative financial instruments and hedge accounting-

The Group is exposed to fluctuations in exchange rates in the various countries in which it operates. In order to mitigate this risk, foreign currency hedges are used, on the basis of its projections and budgets, when the market outlook so requires.

Similarly, the Group is exposed to foreign currency risk as a result of potential fluctuations in the various currencies in which its bank borrowings and debts to third parties are denominated. Accordingly, it uses hedging instruments for transactions of this nature when they are material and the market outlook so requires.

The Group is also exposed to interest rate risk since all of its bank borrowings bear interest at floating rates. Consequently, the Group arranges interest rate hedges, basically through contracts providing for interest rate caps.

Changes in the value of these financial instruments are recognized as finance costs or finance income for the year pursuant to IFRSs, because by their nature they do not qualify for hedge accounting.

g)	Investments accounted for using the equity method

As discussed in Note 2d, investments in companies over which the Group has significant influence are accounted for using the equity method. The goodwill arising on the acquisition of these companies is also included under this heading.

Investments in companies accounted for using the equity method the carrying amount of which is negative at the balance sheet date are recognised under “Non-Current Liabilities — Long-Term Provisions” (see Notes 9 and 14).

h)	Inventories

Inventories of raw materials and supplies and inventories of commercial products or finished goods purchased from third parties are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labour and in-house and third-party direct and indirect manufacturing expenses.

The main inventory item is “Audiovisual Rights”, which are stated at acquisition cost and are taken to income as follows:

1.	Broadcasting rights for “Canal+”, premium pay-TV channels:

•	Film broadcasting rights acquired from third parties (outside productions): the cost of these rights is recognized in the income statement on a straight-line basis from the date of the first showing or commercial release until the expiry of the broadcasting rights.

•	Sporting event broadcasting rights: these rights are taken to income in full at the date of the first showing.

•	Acquired series broadcasting rights: the cost of these rights is charged to income on a straight-line basis over the various showings.

•	Other rights: these relate basically to documentaries, in-house productions and introductory programme slots, and are amortised when they are broadcasted.

2.	Broadcasting rights for free-to-air television channels:

•	Film, series and cartoon broadcasting rights acquired from third parties (outside productions): these rights are taken to income at the date of the showing. If rights are acquired to broadcast more than one showing, 75% of the cost is charged to income at the date of the first showing and 25% at the date of the second showing.

•	Broadcasting rights for in-house or commissioned production programmes and series: the cost of these rights is charged to income in full at the date of the first showing.

•	Other rights: these are recognised as a period expense at the date of the related showing.

Obsolete, defective or slow-moving inventories have been reduced to their realisable value.

The Group assesses the net realisable value of the inventories at the end of each period and recognises the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realisable value because of changed economic circumstances, the amount of the write-down is reversed.

i)	Assets and liabilities classified as held for sale

Assets classified as held for sale are considered to be groups of assets, and liabilities directly associated with them, to be disposed of together as a group in a single transaction that is expected to be carried out in a maximum period of twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell (see Note 15).

Liabilities associated with assets classified as held for sale are measured at their expected redemption or repayment value.

j)	Long-term provisions

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and/or timing, are recognised in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

Provisions for taxes-

“Provision for Taxes” relates to the estimated amount of the tax debts whose exact amount or date of payment has not yet been determined, since they depend on the fulfilment of certain conditions.

Provisions for third-party liability-

At the end of 2009 certain litigation and claims were in process against the Group companies arising from the ordinary course of their operations. The Company considers that the outcome of litigation and claims will not have a material effect on the financial statements for the years in which they are settled.

“Provisions for Third-Party Liability” also includes the estimated amount required to cover potential claims arising from obligations assumed by the consolidated companies in the course of their commercial operations and the estimated termination benefits payable to employees whose contracts will foreseeably be terminated.

k)	Revenue and expense recognition

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the goods and services provided in the normal course of business, net of discounts, and other sales-related taxes. Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Sales of goods are recognized when substantially all the risks and rewards have been transferred.

The accounting policies applied to recognize the revenue of the Group’s main businesses are as follows:

•	Revenue from subscribers arising from the pay TV business is recognized when the subscribers are registered in the system. Subscription revenue is recognized on a monthly basis. Pay per view revenue is recognized when the program acquired by the subscriber is screened.

•	Advertising revenue is recognized when the advertisement appears in the media, less the amount of volume rebates offered to the media agencies.

•	Revenue from book sales is recognized on the effective delivery thereof. Where the sales of the copies are subject to sales returns, the actual sales returns and the amount of the provisions estimated at the balance sheet date are deducted from the revenue recognized. Also, the amounts corresponding to rebates or trade discounts that are not of a financial nature are deducted from revenue.

•	Revenue from the sale of newspapers and magazines are recognized on the effective delivery thereof, net of the related estimated provision for sales returns. Also, the amounts relating to distributors’ fees are deducted from revenue.

•	The revenue and the costs associated with audiovisual production agreements are recognized in the income statement by reference to the stage of completion of the contract activity at the balance sheet date, using the percentage of completion method. The stage of completion is determined by reference to the ratio of contract costs incurred to date for work already performed to the estimated total contract costs, considering the initial margin estimated for the overall project. Estimates of contract revenue and costs and of the outcome of a contract are reviewed at each balance sheet date, and the revised estimates are used in the determination of the amount of revenue and expenses recognized in income for the period in which the change is made and in subsequent periods. When the final outcome of the agreement cannot be estimated reliably, the revenue must only be recognized to the extent that it is probable that the costs incurred will be recovered, whereas the costs are recognized as an expense for the year in which they are incurred. In any case, the expected future losses would be recognized immediately in the income statement.

•	The revenue related to intermediation services is recognized at the amount of the fees received when the goods or services under the transaction are supplied.

•	Other income: this item includes broadcasting services, sales of add-ons and collections, telephone hotline services, music sales, organization and management of events, e-commerce, Internet services, leases and other income.

l)	Offsetting

Asset and liability balances must be offset and, therefore, the net amount is presented in the consolidated balance sheet when, and only when, they arise from transactions in which, contractually or by law, offsetting is permitted and the Company intends to settle them on a net basis, or to realise the asset and settle the liability simultaneously.

m)	Tax matters

The current income tax expense or revenue represents the sum of the current tax expense and the deferred tax assets and liabilities. The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be payable or recoverable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realised or the liability is settled.

Deferred tax assets may also arise from tax loss and tax credit carryforwards.

Deferred tax liabilities are recognised for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or the initial recognition (except in the case of a business combination) of other assets and liabilities in a transaction that affects neither accounting profit nor taxable profit when it is carried out.

Deferred tax assets are recognised for temporary differences to the extent that it is considered probable that the consolidated companies will have sufficient taxable profits in the future against which the deferred tax asset can be utilised, and the deferred tax assets do not arise from the initial recognition (except in a business combination) of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss). The other deferred tax assets (tax loss and tax credit carryforwards) are only recognised if it is considered probable that the consolidated companies will have sufficient future taxable profits against which they can be utilised.

The deferred tax assets and liabilities recognised are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

In Spain, Promotora de Informaciones, S.A. files consolidated tax returns as permitted by the Spanish Corporation Tax Law. It is the Parent of tax group number 2/91 which includes all its subsidiaries that meet the requirements established in the legislation governing the taxation of the consolidated profit of corporate groups.

n)	Profit/Loss from discontinued operations

A discontinued operation is a line of business the Group has decided to abandon and/or sell whose assets, liabilities and net profit or loss can be distinguished physically, operationally and for financial reporting purposes.

The income and expenses of the discontinued operations are presented separately in the consolidated income statement under “Loss after Tax from Discontinued Operations”.

o)	Foreign currency transactions

Foreign currency transactions are translated to euros (the Group’s functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates initially used and that of using the exchange rates prevailing at the date of collection or payment are recognised as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies’ financial statements are denominated are translated to euros at the year-end exchange rates. Any resulting translation differences are recognised as finance income or finance costs in the consolidated income statement.

Balances and transactions in currencies of hyperinflationary economies are translated at the year-end exchange rate. At December 31, 2009, the only country in which the Group operates that pursuant to IAS 21 should be considered to be a hyperinflationary economy is Venezuela.

p)	Current/non-current classification

Debts are recognised at their effective amount and debts due to be settled within 12 months from the balance sheet date are classified as current items and those due to be settled within more than 12 months as non-current items.

q)	Share-based payment

The Group makes equity-settled share-based payments to certain employees, which are recognized in accordance with IFRS 2. Under the terms of the share option plans of Promotora de Informaciones, S.A., equity-settled share-based payments are measured at fair value at the date of grant using the Black-Scholes pricing model and are charged to income on a straight-line basis over the vesting period, based on the Group’s estimate of the shares that will eventually be delivered, with a credit to “Equity — Other Reserves”.

r)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

•	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of equity and borrowings.

s)	Environmental impact

In view of the printing activities carried on by certain consolidated Group companies, basically Pressprint, S.L.U., and in accordance with current legislation, these companies control the degree of pollution caused by waste and emissions, and have an adequate waste disposal policy in place. The expenses incurred in this connection, which are not material, are expensed currently.

The evaluation carried out indicates that the Group does not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to its equity, financial position or results.

(5)	PROPERTY, PLANT AND EQUIPMENT

2009

The changes in 2009 in “Property, Plant and Equipment” in the consolidated balance sheet were as follows:

				Changes
	Balance at	Monetary	Translation	in Scope of				Balance at
	12/31/08	Adjustment	Adjustment	Consolidation	Additions	Disposals	Transfers	12/31/09
	Thousands of euros

Cost:
Land and buildings	153,412	1,128	2,458	(3,027)	320	(2,069)	329	152,551
Plant and machinery	483,815	1,051	3,924	(4,840)	13,613	(32,091)	1,799	467,271
Digital set-top boxes and cards	375,167	—	—	—	1,825	(17,217)	—	359,775
Other items of property, plant and equipment	182,106	800	2,310	(1,280)	6,084	(12,209)	1,234	179,045
Advances and property, plant and equipment in the course of construction	16,459	10	(58)	(55)	7,997	(108)	(4,546)	19,699

Total cost	1,210,959	2,989	8,634	(9,202)	29,839	(63,694)	(1,184)	1,178,341

Accumulated depreciation:
Buildings	(28,226)	(336)	(1,199)	305	(2,878)	778	70	(31,486)
Plant and machinery	(322,307)	(1,174)	(3,721)	2,401	(29,244)	22,679	(22)	(331,388)
Digital set-top boxes and cards	(306,026)	—	—	—	(19,979)	16,225	—	(309,780)
Other items of property, plant and equipment	(140,716)	(509)	(1,663)	1,183	(15,765)	11,542	(48)	(145,976)

Total accumulated depreciation	(797,275)	(2,019)	(6,583)	3,889	(67,866)	51,224	—	(818,630)

Impairment losses:
Buildings	(85)	—	—	—	—	—	(97)	(182)
Plant and machinery	(1,342)	—	—	—	—	—	827	(515)
Digital set-top boxes and cards	(14,120)	—	—	—	—	992	—	(13,128)
Other items of property, plant and equipment	(205)	—	(13)	—	—	—	86	(132)

Total impairment losses	(15,752)	—	(13)	—	—	992	816	(13,957)

Property, plant and equipment, net	397,932	970	2,038	(5,313)	(38,027)	(11,478)	(368)	345,754

Additions-

The most significant additions in 2009 were as follows:

•	“Plant and Machinery”, amounting to EUR 13,613 thousands, mainly as a result of the expansion and improvement of the production processes at the Madrid printing plant carried out by Pressprint, S.L.U. and the investments made by Sogecable, S.A.U. and Grupo Media Capital, SGPS, S.A. in plant and machinery to provide television services.

•	“Advances and Property, Plant and Equipment in the Course of Construction”, amounting to EUR 7,997 thousands and relating mainly to the expansion of the sealing equipment of the rotary presses at the Madrid printing plant being carried out by Pressprint, S.L.U. and to the general and technical refurbishment being carried out on the floors occupied by Sociedad de Servicios Radiofónicos Unión Radio, S.L. in the building at Gran Vía 32, in Madrid.

•	“Other Items of Property, Plant and Equipment”, amounting to EUR 6,084 thousands and relating mainly to the investments in computer and communications equipment associated with the technological projects being implemented by the Group.

Disposals-

In 2009 the Sogecable Group derecognized the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

Also, certain items of property, plant and equipment with a cost of EUR 21,251 thousands and accumulated depreciation of EUR 12,762 thousands were derecognized as a result of the discontinuation of the Prisa Group’s activities in relation to Localia TV.

There are no restrictions on holding title to the property, plant and equipment other than those indicated in Note 12.

2008

The changes in 2008 in “Property, Plant and Equipment” in the consolidated balance sheet were as follows:

				Changes in
	Balance at	Monetary	Translation	Scope of				Balance at
	12/31/07	Adjustment	Adjustment	Consolidation	Additions	Disposals	Transfers	12/31/08
	Thousands of euros

Cost:
Land and buildings	155,573	1,202	(5,145)	245	2,119	(824)	242	153,412
Plant and machinery	452,039	1,064	(6,384)	5,038	32,980	(5,490)	4,568	483,815
Digital set-top boxes and cards	446,553	—	—	—	11,460	(82,846)	—	375,167
Other items of property, plant and equipment	180,311	884	(3,452)	570	14,036	(11,127)	884	182,106
Advances and property, plant and equipment in the course of construction	13,063	—	(127)	2	11,435	(987)	(6,927)	16,459

Total cost	1,247,539	3,150	(15,108)	5,855	72,030	(101,274)	(1,233)	1,210,959

Accumulated depreciation:
Buildings	(26,854)	(507)	1,834	(49)	(2,754)	320	(216)	(28,226)
Plant and machinery	(286,414)	(751)	5,443	(3,167)	(39,020)	3,430	(1,828)	(322,307)
Digital set-top boxes and cards	(356,846)	—	—	—	(28,738)	79,558	—	(306,026)
Other items of property, plant and equipment	(134,960)	(738)	2,807	(392)	(17,210)	10,332	(555)	(140,716)

Total accumulated depreciation	(805,074)	(1,996)	10,084	(3,608)	(87,722)	93,640	(2,599)	(797,275)

				Changes in
	Balance at	Monetary	Translation	Scope of				Balance at
	12/31/07	Adjustment	Adjustment	Consolidation	Additions	Disposals	Transfers	12/31/08
	Thousands of euros

Impairment losses:
Buildings	(85)	—	—	—	—	—	—	(85)
Plant and machinery	(591)	—	—	—	—	—	(751)	(1,342)
Digital set-top boxes and cards	(18,408)	—	—	—	997	3,291	—	(14,120)
Other items of property, plant and equipment	(218)	—	13	—	—	—	—	(205)

Total impairment losses	(19,302)	—	13	—	997	3,291	(751)	(15,752)

Property, plant and equipment, net	423,163	1,154	(5,011)	2,247	(14,695)	(4,343)	(4,583)	397,932

Additions-

The most significant additions in 2008 were as follows:

•	“Digital Set-Top Boxes and Cards”, amounting to EUR 11,460 thousands relate to the acquisitions of digital set-top boxes and cards by CanalSatélite Digital, S.L. and DTS Distribuidora de Televisión Digital, S.A.

•	“Plant and Machinery”, amounting to EUR 32,980 thousands, mainly as a result of the expansion and improvement of the production processes at the Barcelona printing plant carried out by Diario El País, S.L. and the investments by Sogecable, S.A.U. to provide television services in the building located in Tres Cantos (Madrid).

•	“Advances and Property, Plant and Equipment in the Course of Construction” relate mainly to the general and technical refurbishment being carried out on the floors occupied by Sociedad de Servicios Radiofónicos Unión Radio, S.L. in the building at Gran Vía 32, in Madrid.

•	“Other Items of Property, Plant and Equipment” amounting to EUR 14,036 thousands, correspond mainly to the investments in computer and communications equipment associated with the technological projects being implemented by the Group.

Disposals-

In 2008 the Sogecable Group derecognised the cost, accumulated depreciation and impairment losses relating to digital set-top boxes and cards that were not in an adequate condition to be used.

There are no future property, plant and equipment purchase commitments.

The Prisa Group’s fully depreciated property, plant and equipment in use amounted to EUR 515,950 thousands at December 31, 2009 (December 31, 2008: EUR 398,731 thousands).

Non-current assets held under leases-

At December 31, 2009, “Property, Plant and Equipment” in the consolidated balance sheet included assets held under finance leases amounting to EUR 22,430 thousands (December 31, 2008: EUR 22,560 thousands).

The detail of the carrying amounts of the non-current assets held under finance leases at December 31, 2009 and December 31, 2008 is as follows (in thousands of euros):

	12/31/2009			12/31/2008
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Depreciation	Amount	Cost	Depreciation	Amount

Digital set-top boxes and cards	14,924	(8,327)	6,597	14,924	(6,196)	8,728
Plant and machinery	4,497	(1,504)	2,993	3,560	(687)	2,873
Other items of property, plant and equipment	3,009	(2,189)	820	4,076	(2,472)	1,604

Total	22,430	(12,020)	10,410	22,560	(9,355)	13,205

The Group companies take out insurance policies to cover the potential risks to which the various items of property, plant and equipment are exposed. At December 31, 2009 and 2008, the insurance policies taken out sufficiently covered the related risks.

On December 23, 2009, Prisa entered into an agreement with Indra Sistemas, S.A. (“Indra”) for the implementation of a new model for providing global IT and communications (ITC) services in order for the ITC services to be a transversal tool common to all the Group’s business areas.

Under this agreement, Prisa will outsource R&D+i project and IT and development management services for seven years. Prisa’s assets associated with the implementation of this agreement will be transferred to Indra for their carrying amount in Prisa’s books of account.

(6)	GOODWILL

2009

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2009 is as follows:

			Changes in
			Scope of
	Balance at	Translation	Consolidation/	Impairment		Balance at
	12/31/08	Adjustment	Additions	Losses	Transfers	12/31/09

Antena 3 de Radio, S.A.	6,115	—	—	—	—	6,115
Editora Moderna, Ltda.	60,565	—	—	—	—	60,565
Editora Objetiva, Ltda.	7,925	2,511	1,391	—	—	11,827
Gerencia de Medios, S.A.	33,944	—	—	—	—	33,944
GLR Chile, Ltda.	2,208	9,557	—	—	42,784	54,549
Grupo Latino de Radio, S.L.	8,368	—	—	—	(8,368)	—
Grupo Media Capital, SPGS, S.A.	688,560	—	603	—	—	689,163
Iberoamericana Radio Chile, S.A.	36,849	—	—	—	(36,849)	—
Propulsora Montañesa, S.A.	8,608	—	—	—	—	8,608
Sistema Radiópolis, S.A. de C.V.	28,787	—	—	—	—	28,787
Sociedad Española de Radiodifusión, S.L.	20,086	—	—	—	9,384	29,470
Sogecable, S.A.U.	3,364,578	—	176	—	—	3,364,754
Other companies	36,146	(81)	—	(3,228)	(1,016)	31,821

Total	4,302,739	11,987	2,170	(3,228)	5,935	4,319,603

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2009 is as follows:

			Changes in the
			Scope of
	Balance at	Translation	Consolidation/			Balance at
	12/31/08	Adjustment	Additions	Impairment	Transfers	12/31/09

Press	4,407	—	—	(3,228)	—	1,179
Radio	135,906	9,381	—	—	5,935	151,222
Education	69,252	2,606	1,390	—	—	73,248
Audiovisual(*)	4,054,116	—	780	—	—	4,054,896
Others	39,058	—	—	—	—	39,058

Total	4,302,739	11,987	2,170	(3,228)	5,935	4,319,603

(*)	Includes the goodwill of Sogecable, S.A.U. and Media Capital, SGPS, S.A.

Transfers-

Following the restructuring of the radio companies in Chile, the goodwill of Iberoamericana Radio Chile, S.A. was transferred to GLR Chile, Ltda. The increase in that goodwill was due mainly to exchange rate changes and to the presentation of the goodwill that arose on the acquisition of Iberoamericana Radio Chile, S.A., for the related gross amount, which was offset by the increase in non-controlling interests, included under “Equity — Non-Controlling Interests” in the accompanying consolidated balance sheet.

As a result of the mergers of Grupo Latino de Radio, S.L., Radio Irún, S.L. and Radio Gibralfaro, S.A. with Sociedad Española de Radiodifusión, S.L., as described in Note 3, the goodwill relating to those companies was transferred to Sociedad Española de Radiodifusión, S.L.

2008

The detail of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2008 is as follows:

			Changes in
			Scope of
	Balance at	Translation	Consolidation/		Impairment		Balance at
	12/31/07	Adjustment	Additions	Disposals	Losses	Transfers	12/31/08

Antena 3 de Radio, S.A.	6,859	—	—	(744)	—	—	6,115
Editora Moderna, Ltda.	60,565	—	—	—	—	—	60,565
Editora Objetiva, Ltda.	9,006	(1,910)	829	—	—	—	7,925
Gerencia de Medios, S.A.	33,944	—	—	—	—	—	33,944
GLR Chile, Ltda.	3,709	(1,423)	—	—	—	(78)	2,208
Grupo Latino de Radio, S.L.	9,109	—	—	—	—	(741)	8,368
Grupo Media Capital, SPGS, S.A.	693,444	—	—	(133)	(4,751)	—	688,560
Iberoamericana Radio Chile, S.A.	44,025	(5,289)	—	—	—	(1,887)	36,849
Propulsora Montañesa, S.A.	8,608	—	—	—	—	—	8,608
Sistema Radiópolis, S.A. de C.V.	31,338	—	—	—	—	(2,551)	28,787
Sociedad Española de Radiodifusión, S.L.	20,086	—	—	—	—	—	20,086
Sogecable, S.A.U.	1,466,439	—	1,898,139	—	—	—	3,364,578
Other companies	32,946	138	10,491	(132)	(7,069)	228	36,146

Total	2,420,078	(8,484)	1,909,459	(1,009)	(11,820)	(5,485)	4,302,739

The detail, by business segment, of the goodwill relating to fully and proportionately consolidated Group companies and of the changes therein in 2008 is as follows:

			Changes in the
			Scope of
	Balance at	Translation	Consolidation/				Balance at
	12/31/07	Adjustment	Additions	Disposals	Impairment	Transfers	12/31/08

Press	4,407	—	—	—	—	—	4,407
Radio	138,639	(6,492)	10,120	(876)		(5,485)	135,906
Education	70,415	(1,992)	829	—	—	—	69,252
Audiovisual(*)	2,167,559	—	1,898,510	(133)	(11,820)	—	4,054,116
Others	39,058	—	—	—	—	—	39,058

Total	2,420,078	(8,484)	1,909,459	(1,009)	(11,820)	(5,485)	4,302,739

(*)	Includes the goodwill of Sogecable, S.A.U. and Media Capital, SGPS, S.A.

Changes in the scope of consolidation and additions-

On December 20, 2007, Prisa notified the Spanish National Securities Market Commission (CNMV) of an irrevocable agreement entered into with Eventos, S.A., owner of a 2.94% holding in Sogecable, S.A.U., whereby Eventos, S.A. undertook to sell and transfer to Prisa its ownership interest in Sogecable, S.A.U., at a price of EUR 28 per share. This agreement was executed on February 14, 2008.

As a result of this acquisition, Prisa gained control of 50.07% of Sogecable, S.A.U., and, accordingly, it notified the CNMV that it would launch a mandatory takeover bid therefor. The bid was made in the form of a purchase and sale transaction, with Prisa offering a cash amount of EUR 28 per share.

The takeover bid for all of Sogecable, S.A.U.’s shares was accepted on May 13, 2008, by the holders of 65,905,845 shares representing 47.64% of Sogecable, S.A.U.’s share capital and, therefore, on June 13, 2008, Prisa opted to oblige Sogecable’s other shareholders to compulsorily sell their shares (squeeze-out) as a result of which, at December 31, 2008, it owned all of Sogecable, S.A.U.’s shares. The additions to Sogecable, S.A.U.’s goodwill in 2008 resulting from these transactions amounted to EUR 1,898,139 thousands.

“Other companies”, includes the addition to goodwill corresponding to the acquisition by Gran Vía Musical de Ediciones, S.L. of 70% of the share capital of RLM, S.A. and Merchandising On Stage, S.L. and 19% of Planet Events, S.A., of which it already owned 51%.

Transfers-

The transfers of goodwill relate to the increase in the ownership interest held by minority interests in the radio business as a result of 3i Group plc becoming a shareholder of Sociedad de Servicios Radiofónicos Unión Radio, S.L., through a mixed share purchase and sale/capital increase transaction, which reduced Promotora de Informaciones, S.A.’s ownership interest in the business from 80% to 73.49%.

Per the estimates and projections available to the Group’s directors, the projected cash flows attributable to these cash-generating units to which the goodwill is allocated will make it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2009 and 2008.

In accordance with IFRS 3, the Prisa Group began to allocate the goodwill relating to Sogecable and Media Capital which arose in previous years. In this process, the Group considered the values of recognized assets and liabilities and of unrecognized assets and liabilities or intangibles. The analysis of intangible assets included the customer base, audiovisual and sports rights and licenses and trademarks. In the case of Sogecable, the customer base is closely linked to the audiovisual rights contracts and the value of these rights is linked to the supply contracts, which at the date of acquisition were close to maturity. A significant portion of these contracts were renewed after the acquisition by the Prisa Group. On the basis of the analysis conducted, no material amount to be allocated to other assets of these businesses was identified, except for the land on which the Sogecable Group’s headquarters stand.

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated in full to one or more cash-generating units. The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows before tax based on the business plans most recently approved by the directors. These plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% on the basis of the business under analysis.

In order to calculate the present value of these flows, they are discounted at a pre-tax rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, in 2009 the rates used ranged from 7% to 8.8% depending on the business being analyzed.

Sogecable-

The goodwill arising on the acquisition of the Sogecable Group, amounting to EUR 3,364,754 thousand, forms part of the audiovisual business segment and relates to two cash-generating units: a free-to-air TV channel (Cuatro) and a pay TV channel (Digital+). The main variables used by management to determine the value in use of Sogecable’s audiovisual business, based on future projections spanning the coming five years, were as follows:

Variations in the number of subscribers and ARPU (Average Revenue Per User) — these assumptions are of particular significance in the pay TV audiovisual business because the related amounts account for 94% of revenue. In its assumptions for 2010 and 2011 management took into account, on the one hand, a gradual recovery in the number of subscribers -based on a possible general economic recovery and on the policy of distributing Sogecable’s Premium product to other pay TV operators. The evolution of the ARPU is in line with the future commercial policies relating to the various packages of content offered to subscribers.

Evolution of the advertising market — the estimated impact on the future cash flow projections arising from the evolution of advertising expenditure in the audiovisual business in Spain was obtained from the various indexes published by organizations of acknowledged prestige. These external sources predict a recovery in advertising expenditure of 3.4% in absolute terms in 2010, a trend which is expected to continue in 2011, 2012 and 2013 with annual growth of 10%. With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will recover from 2015 onwards.

Evolution of the audience share and advertising share — management predicts continuous growth in the audience share in 2010 and 2011 for the free-to-air television business in Spain, from when zero growth is expected. This growth is the direct consequence of investment in high-quality content. Also, management considers that the power ratio (which measures a company’s revenue performance in comparison to the audience share it controls) will grow from 2010 to 2013 as a result of the elimination of advertising on TVE and the Group’s positioning in the target audience segments most valued by advertisers.

Increase in programming costs — changes in this variable are very significant because the television business, and particularly the pay TV business, is based on its capacity to offer programming with exclusive, high-quality content, primarily sports events and films. Management considered that the ratio of programming costs to operating revenue will remain constant in the period from 2010 to 2014.

Media Capital-

The main variables used by management to determine the value in use of Media Capital’s audiovisual business were as follows:

Evolution of the audience share and advertising share — management predicts a stable trend in both audience share and advertising share in the future projections of TVI -a free-to-air TV channel owned by Media Capital and current market leader that has maintained its market share in recent years. This estimate did not take into account a significant increase in competition arising from the introduction of DTT, since it will not take place in Portugal until the end of 2010 and the Portuguese government has not yet announced whether more licenses will be granted in addition to those that currently exist based on analogue technology. Also, the penetration of cable TV in the Portuguese market is already very high and, therefore, significant growth is not expected.

Evolution of the advertising market — management predicts a recovery in advertising expenditure in the audiovisual business in Portugal with an increase of 3% in absolute terms in 2010, a trend which is expected to continue in 2011, 2012 and 2013 with annual growth of 7%, 6.5% and 4.2%, respectively. With these assumptions, management is assuming that the levels of television advertising expenditure achieved in 2008 will recover from 2015 onwards.

Results of the impairment tests-

Per estimates and projections available to the Group’s directors, the projected cash flows attributable to these cash-generating units to which the goodwill has been allocated will make it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2009 and 2008.

In 2008 an impairment loss of EUR 7,069 thousand was recognized for “Other Companies” as a result of the discontinuation of the Group’s activities in relation to local television. This impairment loss was recognized under “Loss after Tax from Discontinued Operations” in the consolidated income statement.

Sensitivity to changes in key assumptions-

•	Sogecable

In order to determine the sensitivity of value in use to changes in the key assumptions, the Group analyzed the impact of the following changes in the key assumptions:

•	Increase of 1% in the discount rate

•	Decrease of 5% in the advertising share

•	Decrease of 5% in the ARPU

•	Decrease of 5% in the number of subscribers

The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Sogecable.

•	Media Capital

In order to determine the sensitivity of value in use to changes in the key assumptions, the Group analyzed the impact of the following adverse changes in the key assumptions:

•	Increase of 1% in the discount rate

•	Decrease of 1% in the projected growth rate from the fifth year onwards

•	Decrease of 2% in the advertising share

The percentage changes in the assumptions described above did not result in an impairment of the value of goodwill attributed to Media Capital.

(7)	INTANGIBLE ASSETS

2009

The changes in 2009 in “Intangible Assets” in the consolidated balance sheet were as follows:

				Changes in
	Balance at	Monetary	Translation	Scope of				Balance at
	12/31/08	Adjustment	Adjustment	Consolidation	Additions	Disposals	Transfers	12/31/09
	Thousands of euros

Cost:
Computer software	181,957	252	659	(3,075)	16,204	(5,501)	(1,899)	188,597
Prototypes	130,335	443	9,405	—	31,246	(25,789)	31,569	177,209
New subscribers — Installation and connection	120,644	—	—	—	28,681	(52,360)	—	96,965
Advances on copyrights	60,426	(16)	1,699	—	7,277	(9,549)	43	59,880
Audiovisual rights	389,456	—	—	—	10,321	(7,271)	(8,273)	384,233
Other intangible assets	85,379	(401)	3,604	(249)	4,429	(660)	3,100	95,202

Total cost	968,197	278	15,367	(3,324)	98,158	(101,130)	24,540	1,002,086

Accumulated amortisation:
Computer software	(127,096)	(219)	(451)	1,932	(17,050)	5,993	394	(136,497)
Prototypes	(90,538)	52	(5,978)	(1)	(33,880)	25,617	(17,496)	(122,224)
Advances on copyrights	(36,846)	1	(853)	—	(3,738)	7,028	(348)	(34,756)
Audiovisual rights	(273,228)	—	—	—	(16,937)	6,984	—	(283,181)
Other intangible assets	(25,347)	177	(2,062)	276	(57,186)	52,506	(308)	(31,944)

Total accumulated amortisation	(553,055)	11	(9,344)	2,207	(128,791)	98,128	(17,758)	(608,602)

Impairment losses:
Computer software	(57)	—	—	—	—	57	—	—
Prototypes	(3,075)	—	—	—	3,300	—	(14,848)	(14,623)
Advances on copyrights	(11,084)	—	(137)	—	(3,993)	1,213	810	(13,191)
Other intangible assets	(842)	—	—	—	476	145	221	—

Total impairment losses	(15,058)	—	(137)	—	(217)	1,415	(13,817)	(27,814)

Intangible assets, net	400,084	289	5,886	(1,117)	(30,850)	(1,587)	(7,035)	365,670

Additions-

The most significant additions in 2009 were as follows:

•	“New Subscribers — Installation and Connection” amounting to EUR 28,681 thousands which included the costs incurred by the Sogecable Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

•	“Prototypes”, amounting to EUR 31,246 thousands, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

•	“Computer Software”, amounting to EUR 16,204 thousands, relating to the computer software acquired and/or developed by third parties for Group companies under the Group’s IT Plan.

•	“Advances on Copyrights”, amounting to EUR 7,277 thousands, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

•	“Audiovisual Rights”, amounting to EUR 10,321 thousands which includes mainly the advances paid for the exploitation of future audiovisual rights and the investments made in film production and audiovisual rights for their distribution.

Disposals and transfers-

In 2009 Grupo Santillana de Ediciones, S.L. derecognized fully amortized prototypes from the “Prototypes” account. The audiovisual rights whose exploitation period and term had expired and which had been fully amortized were also derecognized from “Audiovisual Rights”. Furthermore, rights which were recovered during the year or which will be used or recovered over the coming twelve months were transferred to “Inventories” and “Other Receivables” in the consolidated balance sheet.

“Other Intangible Assets” includes administrative concessions amounting to EUR 39,442 thousands, which are considered to be intangible assets with indefinite useful lives because it is highly probable that they will be renewed and the related costs are not material.

At each balance sheet date the residual useful life of these concessions is analyzed in order to ensure that they continue to be indefinite; if this is not the case, the concessions are amortized.

There are no restrictions on holding title to the intangible assets other than those indicated in Note 12.

There are no future intangible asset purchase commitments other than those indicated in Note 28.

2008

The changes in 2008 in “Intangible Assets” in the consolidated balance sheet were as follows:

				Changes in
	Balance at	Monetary	Translation	Scope of				Balance at
	12/31/07	Adjustment	Adjustment	Consolidation	Additions	Disposals	Transfers	12/31/08
	Thousands of euros

Cost:
Computer software	160,946	234	(783)	170	24,032	(3,126)	484	181,957
Prototypes	139,301	361	(9,419)	—	34,317	(35,108)	883	130,335
New subscribers — Installation and connection	133,747	—	—	—	38,622	(51,725)	—	120,644
Advances on copyrights	53,638	—	(1,322)	—	11,667	(4,137)	580	60,426
Audiovisual rights	432,495	—	—	—	8,693	(28,754)	(22,978)	389,456
Other intangible assets	86,627	1,133	(3,420)	13	7,152	(4,500)	(1,626)	85,379

Total cost	1,006,754	1,728	(14,944)	183	124,483	(127,350)	(22,657)	968,197

Accumulated amortisation:
Computer software	(111,757)	(237)	574	(120)	(15,921)	923	(558)	(127,096)
Prototypes	(89,007)	(170)	8,047	—	(28,904)	19,654	(158)	(90,538)
Advances on copyrights	(33,941)	—	621	—	(4,559)	1,006	27	(36,846)
Audiovisual rights	(288,427)	—	—	—	(13,544)	28,743	—	(273,228)
Other intangible assets	(26,560)	(536)	1,994	(261)	(55,323)	55,093	246	(25,347)

Total accumulated amortisation	(549,692)	(943)	11,236	(381)	(118,251)	105,419	(443)	(553,055)

Impairment losses:
Computer software	(1)	—	—	—	—	—	(56)	(57)
Prototypes	(2,480)	—	(46)	—	6	—	(555)	(3,075)
Advances on copyrights	(9,547)	—	106	—	(2,083)	612	(172)	(11,084)
Other intangible assets	(697)	—	—	—	—	—	(145)	(842)

Total impairment losses	(12,725)	—	60	—	(2,077)	612	(928)	(15,058)

Intangible assets, net	444,337	785	(3,648)	(198)	4,155	(21,319)	(24,028)	400,084

Additions-

The most significant additions in 2008 were as follows:

•	“New Subscribers — Installation and Connection” amounting to EUR 38,622 thousands which included the costs incurred by the Sogecable Group in connection with the installation of equipment and the connection of new subscribers to digital satellite pay TV.

•	“Prototypes”, amounting to EUR 34,317 thousands, relating to new prototypes for the publication of books at Grupo Santillana de Ediciones, S.L.

•	“Computer Software”, amounting to EUR 24,032 thousands, relating to the computer software acquired and/or developed by third parties for Group companies under the Group’s IT Plan.

•	“Advances on Copyrights”, amounting to EUR 11,667 thousands, relating mainly to the amounts paid to authors by Grupo Santillana de Ediciones, S.L. for the acquisition of book publishing rights.

•	“Audiovisual Rights”, amounting to EUR 8,693 thousands which includes mainly the advances paid for the exploitation of future audiovisual rights and the investments made in film production and audiovisual rights for their distribution.

Disposals and transfers-

In 2008 Grupo Santillana de Ediciones, S.L. derecognised fully amortised prototypes from the “Prototypes” account. The audiovisual rights whose exploitation period and term had expired and which had been fully amortised were also derecognised from “Audiovisual Rights”. Furthermore, rights which were recovered during the year or which will be used or recovered over the coming twelve months were transferred to “Inventories” and “Other Receivables” in the consolidated balance sheet.

At December 31, 2009, the Prisa Group’s assets included fully amortized intangible assets amounting to EUR 250,241 thousands (December 31, 2008: EUR 184,843 thousands).

(8)	FINANCIAL ASSETS

2009

Non-current financial assets

The changes in “Non-Current Financial Assets” in the consolidated balance sheet in 2009, by type of transaction, are as follows:

			Additions/
	Balance at	Translation	Charge for	Disposals/	Balance at
	12/31/08	Adjustment	the Year	Transfers	12/31/09
	Thousands of Euros

Loans and receivables	32,185	718	1,552	(19,167)	15,288
Loans to associates	108,457	(8)	1,014	(8,983)	100,480
Long-term loans to third parties	15,515	(26)	538	(12,354)	3,673
Other non-current financial assets	5,920	752	—	—	6,672
Allowance	(97,707)	—	—	2,170	(95,537)
Held-to-maturity investments	7,670	42	6,884	(741)	13,855
Financial assets at fair value through profit or loss	17,826	—	8,765	(26,591)	—
Available-for-sale financial assets	35,663	12	467	(8,067)	28,075
Minority equity interests	86,745	55	4,723	(189)	91,334
Other non-current financial assets	8,864	—	—	(8,864)	—
Allowance	(59,946)	(43)	(4,256)	986	(63,259)

Total	93,344	772	17,668	(54,566)	57,218

Disposals and transfers

“Available-for-Sale Financial Assets” includes the write-off of the investment of EUR 8,864 thousands made by Grupo Media Capital, SGPS, S.A. in a fund created by the Portuguese government to finance Portuguese cinema.

“Financial Assets at Fair Value through Profit or Loss” reflects the sale of an interest rate hedge.

The carrying amount of the financial assets does not vary significantly from their fair value.

2008

Non-current financial assets

The changes in “Non-Current Financial Assets” in the consolidated balance sheet in 2008, by type of transaction, are as follows:

			Changes in	Additions/
	Balance at	Translation	Scope of	Charge for	Disposals/	Balance at
	12/31/07	Adjustment	Consolidation	the Year	Transfers	12/31/08
	Thousands of euros

Loans and receivables	102,047	(317)	1	(52,222)	(17,324)	32,185
Loans to associates	78,087	235	—	36,220	(6,085)	108,457
Long-term loans to third parties	21,872	206	1	4,161	(10,441)	15,515
Other non-current financial assets	6,617	(747)	—	564	(798)	5,920
Allowance	(4,529)	(11)	—	(93,167)	—	(97,707)
Held-to-maturity investments	4,606	(54)	28	4,578	(1,488)	7,670
Financial assets at fair value through profit or loss	6,142	—	—	17,826	(6,142)	17,826
Available-for-sale financial assets	44,371	(27)	—	(4,449)	(4,232)	35,663
Minority equity interests	45,678	(54)	—	285	40,836	86,745
Other non-current financial assets	8,864	—	—	—	—	8,864
Allowance	(10,171)	27	—	(4,734)	(45,068)	(59,946)

Total	157,166	(398)	29	(34,267)	(29,186)	93,344

In 2008 a provision was recognised for the EUR 88,309 thousands loan granted by the Group to Dédalo Grupo Gráfico, S.L.

“Financial Assets at Fair Value through Profit or Loss” includes the fair value of various interest rate hedging instruments. The changes in the fair value of these financial instruments, which is provided periodically by the banks with which the hedges were arranged, are recognised as finance income or finance costs for the year as required by IAS 39, since, in view of their nature, under IAS 39 these instruments do not qualify for hedge accounting.

The most significant transfers in “Available-for-Sale Financial Assets” relate to the exclusion from the scope of consolidation of Iberbanda, S.A. And the corresponding transfer of the investment and the provision for the recognition thereof as a minority interest (see Note 3).

(9)	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

2009

The changes in 2009 in “Investments Accounted for Using the Equity Method” in the consolidated balance sheet were as follows:

			Share of
			Results/
	Balance at		Impairment			Balance at
	12/31/08	Additions	Losses	Transfers	Disposals	12/31/09
	Thousands of euros

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	—	—	(21,751)	21,751	—	—
Distributors(*)	6,446	168	2,570	(643)	(393)	8,148
Promotora de Emisoras de Televisión, S.A.	427	—	340	—	(363)	404
Sogecable, S.A.U. (subsidiaries)	543	—	(134)	303	(25)	687
Other companies	1,687	—	(843)	60	(249)	655
Capital payments payable	(134)	—	—	—	134	—

Total	8,969	168	(19,818)	21,471	(896)	9,894

Goodwill of companies accounted for using the equity method:	3,967	—	—	—	(217)	3,750

Total investments accounted for using the equity method:	12,936					13,644

(*)	Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The “Share of Results of Companies Accounted for Using the Equity Method” of Promotora de Emisoras de Televisión, S.A., amounting to a profit of EUR 340 thousands, is included in the accompanying consolidated income statement under “Loss after Tax from Discontinued Operations”, as a result of the discontinuation of the Group’s local television business activities in December 2008.

At December 31, 2009, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognized under “Long-Term Provisions” (see Note 14).

The Group accounts for its investment in Dédalo Grupo Gráfico, S.L., the head of a group of companies engaging in the printing and copying of texts and mechanical binding, by the equity method. In 2010, Prisa entered into a reciprocal purchase and sale agreement with the majority shareholders of Dédalo Grupo Gráfico, S.L., companies related to the Ibersuizas Group, for the shares of Dédalo Grupo Gráfico, S.L. Under this agreement, on the one hand, Prisa has a call option on the additional 60% of Dédalo Grupo Gráfico, S.L. and, on the other, the current majority shareholders may exercise their put option if any of the Dédalo Group companies were to become subject to insolvency proceedings. The strike price for both the options is EUR 1.

2008

The changes in 2008 in “Investments Accounted for Using the Equity Method” in the consolidated balance sheet were as follows:

			Share of
			Results/
	Balance at		Impairment			Balance at
	12/31/07	Additions	Losses	Transfers	Disposals	12/31/08
	Thousands of euros

Investments accounted for using the equity method:
Dédalo Grupo Gráfico, S.L. and subsidiaries	—	—	(10,581)	10,581	—	—
Distributors(*)	4,358	459	3,053	(17)	(1,407)	6,446
Grupo Media Capital, SPGS, S.A. (subsidiaries)	—	631	(565)	(66)	—	—
Promotora de Emisoras de Televisión, S.A.	2,021	313	(1,874)	—	(33)	427
Sogecable, S.A.U. (subsidiaries)	2,038	450	(180)	—	(1,765)	543
Other companies	998	—	681	224	(216)	1,687
Capital payments payable	(134)	—	—	—	—	(134)

Total	9,281	1,853	(9,466)	10,722	(3,421)	8,969

Goodwill of companies accounted for using the equity method:	3,967	—	—	—	—	3,967

Total investments accounted for using the equity method:	13,248					12,936

(*)	Val Disme, S.L., Cirpress, S.L., Beralán, S.L., Dima Distribución Integral, S.L., Distrimedios, S.L., Distribuidora de Publicaciones Boreal, S.L., Marina Bcn Distribucions, S.L., Distribuciones Papiro S.L. and subsidiaries.

The “Share of Results of Companies Accounted for Using the Equity Method” of Promotora de Emisoras de Televisión, S.A., amounting to a loss of EUR 1,874 thousands, was included in the consolidated income statement for 2008 under “Loss after Tax from Discontinued Operations”, as a result of the discontinuation of the Group’s local television business activities in December 2008.

At December 31, 2008, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which was recognized under “Long-Term Provisions”.

(10)	INVENTORIES

The detail of “Inventories”, in thousands of euros, at December 31, 2009 and 2008 is as follows:

	12/31/09			12/31/08
			Carrying			Carrying
	Cost	Writedowns	Amount	Cost	Writedowns	Amount

Goods held for resale	14,299	(10,971)	3,328	8,229	—	8,229
Finished goods	229,626	(38,866)	190,760	299,013	(31,363)	267,650
Work in progress	1,047	—	1,047	2,482	(92)	2,390
Raw materials and other supplies	23,050	(119)	22,931	27,942	(132)	27,810

Total	268,022	(49,956)	218,066	337,666	(31,587)	306,079

“Finished Goods” includes publications amounting to EUR 70,796 thousands (2008: EUR 74,107 thousands) and audiovisual rights amounting to EUR 119,406 thousands (2008: EUR 178,674 thousands).

“Raw Materials and Other Supplies” includes mainly paper and printing machinery spare parts.

(11)	EQUITY

a)	Share capital

At December 31, 2009 and 2008, the share capital of Promotora de Informaciones, S.A. amounted to EUR 21,914 thousands and was represented by 219,135,500 fully subscribed and paid ordinary shares of EUR 0.1 par value each, all carrying the same obligations and voting rights.

At December 31, 2009, Rucandio, S.A. held an indirect ownership interest in Prisa of 155,469,694 shares, representing 70.947% of the subscribed share capital with voting rights.

Rucandio, S.A.’s indirect ownership interest is instrumented, inter alia, through the following direct holdings:

•	Promotora de Publicaciones, S.L., holder of 91,005,876 shares, representing 41.529% of the subscribed share capital with voting rights.

•	Asgard Inversiones, S.L.U., holder of 35,487,164 shares, representing 16.194% of the subscribed share capital with voting rights.

•	Sabara Investment, S.L., holder of 20,709,420 shares, representing 9.451% of the subscribed share capital with voting rights.

•	Timon, S.A., holder of 7,928,140 shares, representing 3.618% of the subscribed share capital with voting rights.

On March 5, 2010, Prisa entered into an agreement with Liberty Acquisition Holdings Corp., whereby the shareholders of Liberty would become shareholders of Prisa (see Note 24).

b)	Share premium

The Consolidated Spanish Companies Law expressly permits the use of the share premium account balance to increase capital with a charge to reserves and does not establish any specific restrictions as to its use.

c)	Reserves

Revaluation reserve 1983-

Pursuant to the legislation on the revaluation of property, plant and equipment and intangible assets published in 1983, the cost and accumulated depreciation and amortisation of these assets were increased by a net amount of EUR 3,289 thousands, and this amount is recognised under “Revaluation Reserve 1983”. This reserve is unrestricted.

Revaluation reserve Royal Decree-Law 7/1996-

Under Royal Decree 2607/1996, of 20 December, approving the regulations for asset revaluations pursuant to Royal Decree-Law 7/1996, of 7 June, the surpluses arising from the revaluations must be charged to “Revaluation Reserve Royal Decree Law 7/1996”. The balance of this account amounts to EUR 10,650 thousands and has been unrestricted since January 1, 2007, except for the portion not yet amortised.

Legal reserve-

Under the Consolidated Spanish Companies Law, 10% of net profit for each year must be transferred to the legal reserve until the balance of this reserve reaches at least 20% of the share capital.

The legal reserve can be used to increase capital provided that the remaining reserve balance does not fall below 10% of the increased share capital amount.

Otherwise, until the legal reserve exceeds 20% of share capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

Reserve for treasury shares-

Under Article 79 of the Consolidated Spanish Companies Law, when a company acquires treasury shares, it must record on the liability side of the balance sheet a restricted reserve equal to the carrying amount of the treasury shares. This reserve must be maintained until the shares are sold or retired.

Bylaw-stipulated reserves-

Under Article 32 of the Parent’s bylaws, at least 10% of the profit after tax must be transferred to a reserve each year until the balance of this reserve reaches at least 20% and does not exceed 50% of the paid-in share capital.

d)	Reserves for first-time application of IFRSs

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at 1 January 2004, the effect on equity of which is included in this account.

e)	Prior years’ accumulated profit

The breakdown, by company, of “Prior Years’ Accumulated Profit “at December 31, 2009 and 2008 is as follows:

	12/31/09	12/31/08
	Thousands of euros

Press	14,853	31,209
País	27,424	26,083
Spanish press	(11,436)	6,730
International press	(1,135)	(1,604)
Radio	154,667	58,962
Radio in Spain	156,918	21,753
Radio abroad	(2,251)	37,209
Education	185,958	176,843
Audiovisual	(163,322)	(103,116)
Other	207,306	193,706
Prisa	289,268	208,322
Other	(81,962)	(14,616)

Total accumulated profit	399,462	357,604

Press	—	(1,949)
Radio	(2,912)	(2,751)
Radio abroad	(2,912)	(2,751)
Audiovisual	(31)	(2,047)
Other	(43,520)	(34,878)

Total accumulated profit of companies accounted for using the equity method	(46,463)	(41,625)

Total prior years’ accumulated profit	352,999	315,979

f)	Treasury shares

The changes in “Treasury Shares” in 2009 and 2008 were as follows:

	2009		2008
	Number		Number
	of Shares	Amount	of Shares	Amount
	Thousands of euros

At beginning of year	10,940,625	24,726	10,940,625	39,101

Purchases	458,921	884	40,781	347
Disposals	(10,273,319)	(36,204)	—	—
Deliveries	(258,921)	(290)	(40,781)	(146)
Reserve for treasury shares	—	13,928	—	(14,576)

At end of year	867,306	3,044	10,940,625	24,726

At December 31, 2009, Promotora de Informaciones, S.A. held a total of 867,306 treasury shares, representing 0.40% of its share capital. The total cost of these shares was EUR 3,044 thousands, with a cost per share of EUR 3.51.

In 2009 the Company sold 10,273,319 shares, giving rise to a gain of EUR 3,888 thousands, which is included in the accompanying consolidated balance sheet under “Equity — Other Reserves”.

At December 31, 2009, the Company did not hold any shares on loan.

g)	Exchange differences

Exchange (translation) losses at December 31, 2009, amounted to EUR 1,561 thousands (December 31, 2008: exchange losses of EUR 18,422 thousands). The exchange gains generated at the Grupo Santillana de Ediciones, S.L. companies located in Brazil were not sufficient to offset the exchange losses arising at the companies located in the US and Mexico.

h)	Translation differences

The detail, by company, of the translation differences in 2009 and 2008 is as follows:

	12/31/09	12/31/08
	Thousands of Euros

GLR Chile, Ltda.	11,064	(9,910)
Grupo Santillana de Ediciones, S.L. and subsidiaries	(1,205)	(342)
Other	83	(294)

Total	9,942	(10,546)

i)	Capital management policy

The principal objective of the Group’s capital management policy is to guarantee the financial structure based on compliance with the legislation in force in the countries in which it operates.

In order to determine the capital structure, the Group aims to optimize the cost of capital at all times and to achieve a gearing ratio that enables it to make the potential generation of cash compatible with the future development of its business activities.

The net financial debt/Ebitda ratio at December 31, 2009, was 7.8 times (see Note 12), which was the result mainly of the acquisitions made by the Group in recent years in order to strengthen its presence in the audiovisual business. In order to tailor the levels of equity and borrowings, and within the current financial restructuring process, the Group entered into an agreement in principle with the banks that granted the bridge loan in order to extend its maturity. Also, on March 5, 2010, Prisa reached an agreement with Liberty Acquisition Holdings Corporation with a view to strengthening its capital structure (see Note 24).

(12)	FINANCIAL LIABILITIES

Bank borrowings

The detail of the bank borrowings at December 31, 2009 and at December 31, 2008, of the credit limits and of the scheduled maturities are as follows:

2009

			Drawn-Down	Drawn-Down
			Amount	Amount
			Maturing at	Maturing at
	Maturity	Limit	Short Term	Long Term

Syndicated loan and credit facility to Prisa	2013	1,747,305	305,307	1,441,998
Bridge loan to Prisa	2010	1,835,837	1,835,837	—
Subordinated credit facility to Prisa	2013	134,000	—	134,000
Syndicated loan and credit facility to Sogecable	2011	750,000	495,000	225,000
Credit facilities	2010-2012	418,912	193,650	111,500
Bank loans	2010-2023	20,480	8,166	12,314
Finance leases, interest and other	2010-2013	15,705	8,852	6,851
Loan arrangement costs	2010-2013	—	(50,450)	(13,700)

Total		4,922,239	2,796,362	1,917,963

2008

			Drawn-Down	Drawn-Down
			Amount	Amount
			Maturing at	Maturing at
	Maturity	Limit	Short Term	Long Term

Syndicated loan and credit facility to Prisa	2013	1,770,305	123,115	1,647,190
Bridge loan to Prisa	2010	1,835,837	1,835,837	—
Subordinated credit facility to Prisa	2013	134,000	—	134,000
Syndicated loan and credit facility to Sogecable	2011	930,000	370,000	450,000
Credit facilities	2009-2012	415,571	233,592	107,288
Bank loans	2009-2023	29,892	7,165	22,727
Finance leases, interest and other	2009-2013	27,176	18,085	9,090
Loan arrangement costs	2009-2013	—	(55,703)	(22,217)

Total		5,142,781	2,532,091	2,348,078

In accordance with IAS 39, bank borrowings are adjusted in the consolidated balance sheet by the loan origination and arrangement costs.

Of the total bank borrowings at December 31, 2009, 99.25% were denominated in euros (2008: 98.78%) and the remainder in foreign currencies.

The average interest rates on the Group’s bank borrowings were 3.13% in 2009 and 5.62% in 2008.

The Group considers that the current fair value of the bank borrowings amounts to EUR 4,680,687 thousand.

Syndicated loan and credit facility and bridge loan to Prisa-

In June 2007 Prisa entered into a syndicated financing agreement with a group of 39 banks for a maximum amount of EUR 2,050,000 thousands, consisting of a long-term loan amounting to EUR 1,675,000 thousands and a credit facility of EUR 375,000 thousands drawable throughout the term of the loan.

Repayment of the loan commenced in 2007 with the payment of EUR 97,806 thousands and will end in June 2013. With respect to the remaining balance of the loan at December 31, 2009, EUR 30,000 thousand was paid in March 2010 and EUR 70,115 thousand was paid with the proceeds collected from the sale of a 25% equity stake in Grupo Santillana de Ediciones, S.L. The schedule for the future repayments of the remainder of the outstanding loan at December 31, 2009, is as follows:

Thousands
Maturity	of euros

2010	205,192
2011	305,685
2012	350,929
2013	410,384

1,272,190

This syndicated loan is tied to Euribor plus a spread in accordance with financial market rates. In conformity with the financing agreement, the Company has arranged interest rate hedges which establish interest rate caps. These hedges expire in September 2011.

The syndicated financing agreement is jointly and severally guaranteed by the Prisa Group companies (excluding Sogecable, S.A.U.) which, in accordance with certain parameters established in the agreement, were considered to be significant subsidiaries at December 31, 2009, namely, Diario El País, S.L., Grupo Empresarial de Medios Impresos, S.L., Grupo Santillana de Ediciones, S.L., Sociedad de Servicios Radiofónicos Unión Radio, S.L. and Vertix, SGPS, S.A.

In December 2007 Prisa entered into a six-month financing agreement (bridge loan) with a bank for a maximum amount of EUR 4,230,000 thousands and bearing interest at a market rate. The agreement stated that the purpose of this financing was to cover the financial obligations arising from the takeover bid for all the share capital of Sogecable, S.A.U. submitted to the CNMV (see Note 6).

This agreement consisted of a first tranche (tranche A) of EUR 2,036,000 thousands, which included the amount of the guarantee submitted to the CNMV amounting to EUR 2,035,023 thousands, and two credit facilities, the first for EUR 2,052,000 thousands (tranche B) the purpose of which was to cover, if necessary, the refinancing of the current syndicated loan, and the other (tranche C) for EUR 142,000 thousands to finance operations.

On February 29, 2008, Prisa signed the syndication of this bridge loan initially granted by one bank. On June 20, 2008, the initial maturity date of the bridge loan, and after the result of the takeover bid became known, Prisa requested voluntarily the non-renewal of Tranche B of this bridge loan and the partial repayment of EUR 113,000 thousands of Tranche C, placing the bridge loan at EUR 1,948,935 thousands. The Company also signed a one-month extension for the purpose of finalising the agreement relating to the novation of this loan until March 2009.

On July 14, 2008, the Parent obtained authorisation from the majority of the banks participating in the syndicated financing agreement relating to the additional debt incurred as a result of the takeover bid for Sogecable, S.A.U., inter alia.

On July 18, 2008, the Parent signed the renewal of the bridge loan amounting to EUR 1,948,935 until March 31, 2009. In August 2008 EUR 113,098 thousands of this bridge loan was repaid.

On March 31, 2009, the term of the loan was extended by one month until April 30, 2009, and was subsequently extended again until May 14, 2009.

On May 13, 2009, PRISA concluded an agreement with the banks which granted the bridge loan to extend the maturity thereof until March 31, 2010 and obtained the authorisation from the banks participating in the syndicated financing agreement relating to the additional debt incurred as a result of the aforementioned extension.

On February 22, 2010, in the context of the debt restructuring process, Prisa entered into an agreement in principle with the banks that granted the bridge loan to extend its maturity until May 19, 2013. This agreement is subject to, among other conditions, the acceptance of the banks that granted the syndicated loan. On April 19, 2010 each of the lenders under the syndicated loan and credit facility agreement agreed to consent to the restructuring process, including the modification of the terms and conditions of the bridge loan.

This syndicated loan and credit facility bear interest at market rates.

To secure the obligations under the syndicated and bridge loans, the Parent gave a security interest in the shares of Sogecable, S.A.U., in the shares of Grupo Media Capital, SGPS, S.A. owned by the Prisa Group, and in the shares of Grupo de Ediciones Santillana, S.L.

Under the syndicated loan and credit facility and bridge loan agreements, the Prisa Group is required to achieve certain financial ratios. The Company considers that the financial ratios established in these agreements had been achieved at December 31, 2009.

Subordinated credit facility-

On December 20, 2007, the Parent arranged a subordinated credit facility of EUR 200,000 thousands bearing interest at a market rate.

The “subordination” of this financing lies basically in the fact that the repayment of any amount owed thereunder will be conditional upon compliance with the payment obligations at any given time under the aforementioned syndicated loan granted to Prisa by a syndicate of banks.

At December 31, 2009, the balance drawn down was EUR 134,000 thousands which relates to the definitive amount of this credit facility, as the Company requested a reduction in the limit thereof.

Syndicated loan and credit facility to Sogecable-

In 2005 the Sogecable Group renegotiated the terms and conditions of the financing arrangements then outstanding and in July 2005 entered into a new syndicated loan agreement, which replaces the prior agreement, for a total amount of EUR 1,200,000 thousands. This new agreement consists of a long-term loan of EUR 900,000 thousands and a short-term credit facility of EUR 300,000 thousands drawable throughout the term of the loan. At December 31, 2009, EUR 270,000 thousands were drawn down on the current portion of this credit facility. The loan portion matures at six-and-a-half years and is repayable in ten consecutive half-yearly increasing instalments. Repayment commenced in 2007 and will end in December 2011. At December 31, 2009, a total of EUR 450,000 thousands had been repaid. The outstanding loan repayments at that date mature as follows:

Thousands
Maturity	of euros

2010	225,000
2011	225,000

450,000

The interest rate applicable to this syndicated loan and credit facility is Euribor plus a market spread.

This loan agreement stipulates that the Sogecable Group must comply with certain obligations, including a limit on bank borrowings, other than that under the agreement, of EUR 100,000 thousands, and restrictions on the guarantees and financing that the Sogecable, S.A.U. Group may provide to non-significant subsidiaries and to third parties, on changes to the control, structure and shareholdings of the Parent, on the sale or disposal by Sogecable, S.A.U. of shares or ownership interests in significant Sogecable Group companies, on the distribution of dividends, except in certain cases, and on the sale or disposal of significant assets of these companies. The Group must also achieve certain financial ratios during the term of the loan. Sogecable Group management considers that all the obligations under this agreement have been met.

This agreement is jointly and severally guaranteed by the Sogecable Group companies which, in accordance with certain parameters established in the agreement, were considered to be significant subsidiaries at the reporting date, namely: CanalSatélite Digital, S.L., DTS Distribuidora de Televisión Digital, S.A., Sociedad General de Cine, S.A., Sogepaq, S.A. and Compañía Independiente de Televisión, S.L. Audiovisual Sport, S.L., despite being a significant company, is excluded as guarantor of the loan until compliance with certain terms and conditions established in the agreement oblige it to become party to it.

Under the agreement, pledges were arranged to secure the loan on all the equity interests owned by Sogecable, S.A.U. in the other significant companies and loan guarantors, on trademarks and other intangible and tangible assets and on present and future collection rights, as provided for by the agreement.

Credit facilities-

“Credit Facilities” includes the amounts drawn down against credit facilities used to finance the Prisa Group companies’ operating requirements in Spain through cash-pooling and credit lines for export financing. The total amount of bank borrowings maturing in 2010 includes the balances drawn down against certain credit facilities which mature and are renewable annually. Accordingly, these balances were classified under “Current Liabilities — Current Bank Borrowings” in the accompanying consolidated balance sheet at December 31, 2009. The interest rate applicable to these credit facilities is Euribor plus a market spread.

To secure the obligations under the credit facilities, the Company has given a security interest in the shares of Grupo de Ediciones Santillana, S.L. and has provided guarantees from the latter and Vertix, SGPS, S.A.

Derivative financial instruments

The Prisa Group arranges derivative financial instruments with Spanish and international banks with high credit ratings.

In 2009 the Prisa Group’s only derivatives were interest rate derivatives and foreign currency hedges.

The objective of these interest rate hedges is to mitigate, by arranging swaps, IRSs and option combinations, the fluctuations in cash outflows in respect of payments tied to floating interest rates (Euribor) on the subsidiaries’ borrowings.

“Non-Current Financial Liabilities” and “Current Financial Liabilities” in the accompanying consolidated balance sheet include at year-end the market value of the various financial instruments.

The fair value of the outstanding derivatives at December 31, 2009, was a negative value of EUR 18,295 thousands (2008: a negative value of EUR 23,011 thousands), of which EUR 18,776 thousands related to the negative fair value of interest rate derivatives and EUR 481 thousands to the positive fair value of foreign currency hedges.

Interest rate derivatives

In order to determine the fair value of the derivatives, the Prisa Group obtains reports provide by banks to support its own conclusion of the valuations period.

The interest rate derivatives arranged by the Prisa Group at December 31, 2009 and 2008, and their fair values at that date are as follows (in thousands of euros):

					Nominal Value
2009					Outstanding	Outstanding
Company	Instrument	Expiry	Nominal Value	Fair Value	at 2010	at 2011

Prisa	Swap “Leónidas”	2011	195,000	(5,677)	147,751	117,751
Prisa	collar “Leónidas”	2011	507,000	(10,769)	384,152	306,152
Media Global SGPS	Collar	2012	50,000	(2,330)	50,000	50,000

Total			752,000	(18,776)	581,903	473,903

					Nominal Value
2008					Outstanding	Outstanding
Company	Instrument	Expiry	Nominal Value	Fair Value	at 2009	at 2010

Prisa	Swap “Leónidas”	2011	195,000	(5,831)	170,250	147,750
Prisa	Swap “Leónidas”	2011	195,000	5,831	170,250	147,750
Prisa	Collar “Leonidas”	2011	585,000	(11,995)	510,750	443,250
Prisa	Collar “Leonidas”	2011	585,000	11,995	510,750	443,250
Prisa	Basis Swap	2009	1,800,000	(2,754)	1,800,000	—
Prisa	Swap	2009	2,100,000	(3,644)	2,100,000	—
Prisa	CAP	2009	2,500,000	—	2,500,000	—
Prisa	Collar	2009	2,500,000	(12,713)	2,500,000	—
Media Global SGPS	Collar	2012	50,000	(1,783)	50,000	50,000

Total			10,510,000	(20,894)	10,312,000	1,232,000

The outstanding interest rate derivatives at December 31, 2009 and 2008, had negative fair values of EUR 18,776 thousands and EUR 20,894 thousands, respectively.

Pursuant to IFRSs, changes in the fair value of these financial instruments are recognized as finance income or finance costs, since because of their nature they do not qualify for hedge accounting under IFRSs. “Non-Current Financial Liabilities” and “Current Liabilities” in the accompanying consolidated balance sheet include at year-end the market value of the various financial instruments.

Analysis of sensitivity to interest rates

The fair value of the interest rate derivatives arranged by the Prisa Group depends on the changes in the Euribor and long-term swap interest rate curves. These derivatives had a negative fair value of EUR 18,776 thousands at December 31, 2009 (negative fair value of EUR 20,894 at December 31, 2008).

Following is a detail, in thousands of euros, of the analysis of the sensitivity of the fair values of derivatives to changes in the euro interest rate curve that the Group considers to be reasonable:

Sensitivity (Before Tax)	12/31/09	12/31/08

+0.5% (Increase in interest rate curve)	3,709	2,038
-0.5% (Decrease in interest rate curve)	(4,207)	(2,039)

The sensitivity analysis shows that the negative fair value of the interest rate derivatives decreases in the event of upward shifts in the interest rate curve, partially reducing the projected higher cost of borrowings.

The Group considers that interest rates will probably fluctuate by 0.5% over the period analyzed. An increase in interest rates by the aforementioned percentage would lead to an increase in finance costs of EUR 20,418 during 2010, based on the expected maturities and the Group’s intention to renew certain bank credit facilities.

Foreign currency derivatives

In 2009 and 2008 the Group arranged foreign currency hedges in order to mitigate exposure to exchange rate fluctuations.

In order to determine the fair value of the foreign currency hedges arranged, the Prisa Group obtains reports provide by banks to support its own conclusion of the valuations period.

2009

Company	Instrument	Expiry	Nominal Value		Fair Value
			Thousands	Thousands	(Thousands of
			of USD	of Euros	Euros)

CanalSatétite Digital, S.L	Forward Plus Up&In Barrier	2010	60,000	41,376	1,045
Editora Moderna Ltda	Forward USD/BRL	2010	1,308	908	(280)
Editora Moderna Ltda	Forward USD/BRL	2010	1,308	908	(284)

				Total	481

2008

Company	Instrument	Expiry	Nominal Value		Fair Value
			Thousands	Thousands	(Thousands of
			of USD	of Euros	Euros)

CanalSatétite Digital, S.L.	Forward USD/EUR	2009	60,000	42,046	(771)
Editora Moderna Ltda	Forward USD/BRL	2009	24,200	17,499	(1,346)
Santillana del Pacífico, S.A.	Forward USD/CLP	2009	5,797	4,063	—
Editorial Santillan, S.A.	Forward USD/COP	2009	660	463	—
(Colombia)

				Total	(2.117)

The Prisa Group recognized finance income of EUR 481 thousands in this connection in the consolidated income statement for 2009 (EUR 2,117 thousands of finance cost at December, 2008).

Analysis of sensitivity to exchange rates

The changes in the fair value of the foreign currency hedges arranged by the Prisa Group depend on fluctuations in the euro/USD and USD/BRL exchange rates.

Following is a detail, in thousands of euros, of the sensitivity of the fair values of the foreign currency hedges:

Sensitivity (Before Tax)	12/31/09	12/31/08

+10% (increase in USD exchange rate)	5,034	5,379
-10% (decrease in USD exchange rate)	(1,879)	(6,187)

The sensitivity analysis shows that the positive fair value of the foreign currency derivatives increases in the event of increases in exchange rates, whereas the fair value of the derivatives decreases in the event of decreases in exchange rates.

Liquidity and interest rate risk tables

The following table shows an analysis of the Prisa Group’s liquidity in 2009 for its derivative financial instruments, in thousands of euros. The table was prepared on the basis of undiscounted net cash flows. When the related settlement (receivable or payable) is not fixed, the amount was determined using the implicit values calculated on the basis of the interest rate curve and forward exchange rates.

	Interest Rate	Foreign Currency
Expiry	Derivatives	Derivatives

Less than 3 months	(3,947)	(422)
3-6 months	(3,576)	288
6-9 months	(3,119)	284
9-12 months	(2,833)	273
1-2 years	(4,943)	—
2-3 years	(356)	—
+ 3 years	—	—

Liquidity risk

The management of liquidity risk includes the detailed monitoring of the repayment schedule of the Company’s borrowings and the maintenance of credit lines and other financing channels that enable it to cover foreseeable cash needs at short, medium and long term.

The table below details the liquidity analysis of the Prisa Group in 2009 in relation to its bank borrowings, which represent substantially all the non-derivative financial liabilities. The table was prepared using the cash outflows not discounted with respect to their scheduled maturity dates; when it is expected that the outflows will take place prior to the contractually stipulated dates. The flows include both the expected repayments and interest payments. When the settlement is not fixed, the amount was determined using the underlyings calculated based on the interest rate curves at the end of 2009.

		Floating
Expiry	Thousands of Euros	Euro Rates

Less than 3 months	2,044,273	0.5%
3-6 months	202,214	0.6%
6-9 months	18,379	0.9%
9-12 months	342,922	1.3%
1-2 years	934,204	2.0%
2-3 years	483,981	2.5%
+ 3 years	962,984	3.2%

Total	4,988,957

Fair value of financial instruments: applicable valuation techniques and assumptions for measuring fair value

The financial instruments are grouped together on three levels, 1 to 3, based on the degree to which the fair value is observable.

•	Level 1: those determinable on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: those determinable on the basis of other observable inputs (that are not the quoted prices included in level 1) for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives).

•	Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (non-observable inputs).

The Prisa Group’s interest rate and foreign currency derivatives are classified as level-2 derivatives.

(13)	NON-CURRENT FINANCIAL LIABILITIES

Sogecable, S.A.U. subordinated loan

Under the agreements entered into by Sogecable, S.A.U. and Telefónica in 2003, for the purpose of contributing to the financing of the integration process of DTS Distribuidora de Televisión Digital, S.A. in the Group, Sogecable, S.A.U. offered its shareholders the possibility of participating in the grant of a subordinated loan of EUR 175,000 thousands to the company. This loan was fully subscribed on August 19, 2003, the main participant being Telefónica de Contenidos, S.A.U. which granted approximately EUR 172,493 thousands.

This loan has a subordinated status in relationship to Sogecable’s syndicated loan. That is to say, the subordinated loan has a lower priority than the syndicated loan and is repayable only after the obligations under the syndicated loan have been met. Sogecable arranged the loan agreement with a group of banks (see Note 12) which is subordinated until December 31, 2010, matures in 2012, and bears an annual interest of 10.28%.

At December 31, 2009, the balance of “Non-Current Financial Liabilities” in the accompanying consolidated balance sheet included the initial loan principal outstanding, amounting to approximately EUR 172,496 thousands, plus the accrued interest added to the principal at January 1, 2005, relating to the shareholders which maintained their subordinated loans at the end of the year, together with the accrued interest payable in 2008 which was added to the loan principal on January 1, 2009, for a net amount of EUR 16,620 thousands, and the accrued interest payable in 2009, which was added to the loan principal on January 1, 2010, for a gross amount of EUR 21,945 thousands.

In addition to the fixed remuneration on the subordinated loan, when it was subscribed, Sogecable, S.A.U. delivered 1,260,043 warrants conferring the right to purchase shares of Sogecable, S.A.U., which were redeemed early in 2008 as a result of the settlement of the takeover bid for Sogecable, S.A.U. shares launched by Promotora de Informaciones, S.A. and the delisting of its shares.

As indicated in Note 3, the agreements entered into in 2009 by Promotora de Informaciones, S.A., Sogecable, S.A.U. and Telefónica, S.A. for the sale of 22% of the pay TV business carried on through the Digital+ platform stipulated that the proceeds from this sale would be collected through the full repayment of Sogecable, S.A.U.’s subordinated debt to Telefónica de Contenidos, S.A.U., amounting to approximately EUR 230 million, with the remainder being settled in cash.

(14)	LONG-TERM PROVISIONS

The detail of the changes in 2009 and 2008 in “Non-Current Liabilities — Provisions” is as follows:

2009

			Changes in
	Balance at	Translation	Scope of	Charge for	Amounts		Balance at
	12/31/08	Adjustment	Consolidation	the Year	Used	Transfers	12/31/09
	Thousands of euros

For taxes	18,141	(142)	—	602	(1,643)	—	16,958
For third-party liability and other	56,666	337	(1,287)	3,441	(3,930)	17,965	73,192

Total	74,807	195	(1,287)	4,043	(5,573)	17,965	90,150

2008

	Balance at	Translation	Charge for	Amounts		Balance at
	12/31/07	Adjustment	the Year	Used	Transfers	12/31/08
	Thousands of euros

For taxes	16,985	—	1,299	(143)	—	18,141
For third-party liability and other	50,361	(492)	4,006	(4,932)	7,723	56,666

Total	67,346	(492)	5,305	(5,075)	7,723	74,807

The “Provision for Taxes” relates to the estimated amount of tax debts arising from the tax audit carried out at various Group companies.

The “Provision for Third-Party Liability” relates to the estimated amount required to meet possible claims and litigation brought against Group companies.

In view of the nature of the contingencies covered by these provisions, it is not possible to determine a reasonable payment schedule, if indeed there is one. However, the Company considers that the outcome of these procedures and claims will not have a material effect on the consolidated financial statements for the years in which they come to an end additional to the amount provisioned in the accounting records.

The breakdown of the total additions to long-term provisions charged to the consolidated income statement for 2009, 2008 and 2007 is as follows:

	2009	2008	2007
	Thousands of euros

Termination benefits	19	782	1,378
Other staff costs	473	1,118	244
Taxes	602	1,428	120
Other	2,949	1,977	1,876

Total	4,043	5,305	3,618

At December 31, 2009 and December 31, 2008, the Group had ownership interests in companies accounted for using the equity method, the net negative value of which is recognised under “Non-Current Liabilities — Provisions” (see Note 9).

	2009	2008
	Thousands of euros

WSUA Broadcasting Corporation	918	832
Distrimedios, S.A.	136	779
Green Emerald Business Inc.	601	518
Dédalo Grupo Gráfico, S.L. and subsidiaries	32,711	10,961
Other	740	3,699

Total	35,106	16,789

At December 31, 2008 “Non-Current Liabilities — Provisions” included the non-current provision relating to Iberbanda, S.A. amounting to EUR 8,253 thousand.

(15)	ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE

On December 18, 2009, Promotora de Informaciones, S.A. and its subsidiary Sogecable, S.A.U. entered into an agreement with Gestevisión Telecinco, S.A. for the sale of 22% of its pay TV business, which is carried on through the Digital+ platform, and for the integration of their free-to-air TV businesses, Cuatro and Telecinco. Prior to the material execution of the agreement, Sogecable will spin off its free-to-air TV business into a newly-created company.

The shares of this company will be exchanged for an ownership interest of 18.3% of the share capital of the company resulting from the integration of Telecinco and Cuatro, once a monetary capital increase amounting to EUR 500 million has been performed that Telecinco will undertake simultaneously to the execution of the transaction to acquire 22% of Digital+.

Consequently, on December 18, 2009, the Board of Directors of Sogecable, S.A.U. resolved to take the action necessary to identify the assets and liabilities related to the free-to-air TV business and to perform the corporate restructuring that would enable its subsequent integration with Telecinco’s free-to-air TV business. Therefore, at December 31, 2009, all the assets and liabilities corresponding to the free-to-air TV business had been identified and are presented as assets classified as held for sale and associated liabilities in the accompanying consolidated balance sheet at that date.

The detail of the current and non-current assets and liabilities recognized as assets classified as held for sale and associated liabilities in the accompanying consolidated balance sheet at December 31, 2009, in thousands of euros, is as follows:

12/31/09

Non-current assets	6,706
Current assets	250,682

Total assets	257,388
Non-current liabilities	2,988
Current liabilities	202,446

Total liabilities	205,434

All the assets and liabilities of Cuatro, as well as the results for 2009, were generated in the ordinary course of business.

(16)	OPERATING INCOME

The breakdown of the income from the Group’s main business lines is as follows:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Revenue from subscribers	1,002,043	1,141,101	1,136,322
Advertising sales and sponsorship	898,618	1,067,070	1,122,268
Sales of books and training	600,466	579,743	536,468
Newspaper and magazine sales	193,248	209,860	210,519
Sales of add-ons and collections	44,395	73,101	88,089
Sales of audiovisual rights and programmes	231,722	347,789	313,712
Intermediation services	32,146	27,577	29,607
Broadcasting services	24,072	36,335	34,830
Other services	128,395	160,706	147,695

Revenue	3,155,105	3,643,282	3,619,510

Income from fixed assets	6,072	297,104	22,380
Other income	47,407	60,962	54,138

Other income	53,479	358,066	76,518

Total operating income	3,208,584	4,001,348	3,696,028

The most significant exchange transactions occurred under “Advertising Sales and Sponsorship” and the most significant segments were radio, press and audiovisual, whose exchanges with third parties amounted to EUR 10,535 thousands in 2009 (2008: EUR 10,670 thousands; 2007: EUR 15,297 thousands).

(17)	OPERATING EXPENSES

Staff costs

The detail of “Staff Costs” is as follows:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Wages and salaries	489,768	520,385	493,690
Employee benefit costs	99,064	103,202	98,091
Termination benefits	11,654	19,554	10,762
Share-based payment costs	694	—	1,023
Other employee benefit costs	18,792	23,541	20,309

Total	619,972	666,682	623,875

The average number of employees at the Group, by professional category, was as follows:

	12/31/09	12/31/08	12/31/07

Executives	541	552	604
Middle management	1,600	1,716	1,786
Other employees	12,846	12,927	11,042

Total	14,987	15,195	13,432

The breakdown of the workforce, by gender, was as follows:

	12/31/09		12/31/08		12/31/07
	Women	Men	Women	Men	Women	Men

Executives	143	398	187	365	145	459
Middle management	598	1,003	614	1,102	660	1,126
Other employees	6,447	6,398	6,517	6,410	4,955	6,087

Total	7,188	7,799	7,318	7,877	5,760	7,672

Share-based payments

Share option plans of Promotora de Informaciones, S.A.-

On 15 April 2004, the shareholders at the Annual General Meeting approved the basic terms of the share option plan for the acquisition of Prisa shares. The shareholders also authorised the Board of Directors to develop and implement this plan.

On July 15, 2004, the Board of Directors approved a Remuneration Plan consisting of the delivery of options on Company shares in accordance with the authorisation granted by the shareholders at the Annual General Meeting on April 15, 2004.

Options were delivered for no consideration and the exercise price was EUR 13.40 per share.

The capital increase decided upon by the shareholders at the Annual General Meeting held on March 22, 2006 to cater for the aforementioned share option plan was carried out on April 19, 2007.

The option exercise period ran from July 31, 2007 to January 31, 2008 when the Company’s executive directors and executives exercised purchase options on 323,000 share options.

On March 13, 2008, the shareholders at the Annual General Meeting approved the basic terms of a new share option plan for the acquisition of Prisa shares. The shareholders authorised the Board of Directors to develop and implement this plan. The total number of share options which will be delivered will be equal to a maximum of 1% of Prisa’s share capital. Each option carries the right to acquire one share of the Company. The options and rights under this plan are non-transferable.

On December 18, 2008, the Board of Directors approved a Remuneration Plan consisting of the delivery of options on Company shares for the executive directors and executives of the Group. In accordance with the authorisation granted by the shareholders at the General Meeting of March 13, 2008, the exercise price of the options, modified by the shareholders at the General Meeting of December 5, 2008, was set at EUR 2.94 per share.

At the proposal of the Corporate Governance, Nomination and Remuneration Committee, the Board of Directors resolved to offer 177,500 options to the Company’s executive directors and 1,378,000 to the directors of the Prisa Group.

Each option will confer the right to purchase or subscribe one Company share. The options may be exercised between December 31, 2009 and March 31, 2010, inclusive. The Company recognized an expense arising from the valuation of the cost of the share option plan amounting to EUR 694 thousands in the 2009 income statement. At 2009 year-end none of the options relating to the plan had been exercised.

Share option plan of Sogecable, S.A.U.-

At the Annual General Meetings of Sogecable, S.A.U. on May 16, 2000 and May 13, 2003, the shareholders resolved to establish share option plans for the Sogecable Group’s executive directors and executives, exercisable annually between 2003 and 2008.

The Annual General Meetings of Sogecable, S.A.U. authorised the Company’s Board of Directors to carry out, where appropriate, the related capital increases, with the disapplication of pre-emption rights, to cover these option plans. In this connection, at the Annual General Meeting on April 27, 2005, the shareholders resolved to increase capital through the issuance of 1,570,594 redeemable shares of EUR 2 par value each and a share premium of EUR 0.50 per share, with the total disapplication of pre-emption rights, since these shares are intended to cover the share option plans approved. The capital increase required to cover these option plans was also approved at the aforementioned Annual General Meeting and was carried out in 2006 through the issuance of redeemable shares.

In 2007 the related share option plans expired and there were 104 beneficiaries in total. The plans exercised in 2007, 2006 and 2005 were covered by the issue of redeemable shares described above. In 2007 when the related plan expired, 102,000 share options had not been exercised.

In 2008 all of the options relating to the plan expiring in 2008 were exercised. Consequently, at December 31, 2008, the Sogecable Group did not have any share option plans.

Outside services

The detail of “Outside Services” in 2009, 2008 and 2007 is as follows:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Independent professional services	192,848	225,896	223,820
Leases and fees	158,886	139,665	127,056
Advertising	99,547	147,591	144,089
Intellectual property	90,968	89,618	77,611
Transport	74,485	81,566	78,885
Other outside services	218,938	265,707	259,156

Total	835,672	950,043	910,617

Fees paid to auditors

The fees for financial audit services relating to the 2009 consolidated financial statements provided to the various companies composing the Prisa Group and Subsidiaries by Deloitte, S.L. and by other entities related to the auditor amounted to EUR 1,877 thousands (2008: EUR 2,295 thousands; 2007: EUR 1,784 thousands), of which EUR 136 thousands relate to Prisa.

Also, the fees relating to other auditors involved in the 2009 audit of various Group companies amounted to EUR 324 thousands (2008: EUR 328 thousands; 2007: EUR 342 thousands).

In addition, the fees for other professional services provided to the various Group companies by the principal auditor and by other entities related to the auditor amounted to EUR 1,285 thousands in 2009 (2008: EUR 2,056 thousands; 2007: EUR 922 thousands), of which EUR 293 thousands relate to services to Prisa, while the fees paid in this connection to other auditors participating in the audit of the various Group companies amounted to EUR 1,925 thousands (2008: EUR 733 thousands; 2007: EUR 464 thousands).

All the aforementioned fees are included under “Outside Services — Independent Professional Services”.

Operating leases

Various assets and services used by the Group are held under operating leases, the most significant of which are the buildings in Gran Vía 32, Miguel Yuste and Caspe, the provision of analogue, digital terrestrial and satellite broadcasting services and the radio frequencies. The most significant lease relates to Media Latina. The schedule for the future minimum lease payments arising from these leases is as follows:

Year
Thousands of euros

2010	73,574
2011	70,646
2012	68,802
2013	70,159
2014	71,688
2015 and subsequents years	263,282

618,151

The main characteristic of the building leases are lease terms that range from 18 months to 15 years which, in the case of the buildings leased at 15 years, include the possibility of extending the lease by two consecutive five-year periods. In 2009 the lease expense relating to these buildings amounted to EUR 12,887 thousands (2008: EUR 5,391 thousands) and was recognized under “Outside Services — Leases and Fees”.

Radio frequencies are leased from Media Latina for a term of ten years, extendable for a consecutive period of a further ten years. The lease expense for 2009 in this connection amounted to EUR 5,935 thousands (2008: EUR 6,047 thousands; 2007: EUR 6,782 thousands), which is recognized under “Outside Services — Leases and Fees”.

The lease for the provision of analogue and digital terrestrial broadcasting services expires in 2016 and the lease for the provision of satellite broadcasting services expires in 2017. The expense relating to these services amounted to EUR 73,315 thousands in 2009 (2008: EUR 78,188 thousands; 2007: EUR 68,023 thousands), which is recognized under “Outside Services — Leases and Fees”.

Change in allowances, write-downs and provisions

The detail of the “Change in Allowances, Write-downs and Provisions” is as follows:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Provisions for bad debts	30,270	29,248	19,379
Change in inventory write-downs	22,302	14,321	6,680
Change in provision for sales returns	2,975	1,570	499

Total	55,547	45,139	26,558

(18)	FINANCIAL LOSS

The breakdown of the balance of “Financial Loss” in the consolidated income statements is as follows:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Income from current financial assets	437	1,480	1,008
Finance income from hedging transactions	454	20,199	2,155
Income from equity investments	262	537	645
Other finance income	14,605	13,976	11,967

Finance income	15,758	36,192	15,775

Interest on debt	(173,146)	(275,949)	(185,958)
Finance costs on hedging transactions	(33,188)	(14,988)	—
Adjustments for inflation	(1,243)	(2,301)	(3,371)
Impairment losses on long-term loans to related companies	—	(88,309)	(3,255)
Other finance costs	(44,530)	(20,189)	(20,352)

Finance costs	(252,107)	(401,735)	(212,936)

Exchange gains	18,456	17,206	12,454
Exchange losses	(18,561)	(31,022)	(10,522)

Exchange differences (net)	(105)	(13,816)	1,932

Changes in value of financial instruments	22,185	(17,709)	(34)

Financial loss	(214,269)	(397,068)	(195,263)

(19)	DISCONTINUED OPERATIONS

2009:

In 2009 the loss from discontinued operations includes the loss arising from the discontinuation of the operations of the Crisol store chain owned by Grupo Santillana de Ediciones, S.L.

2008:

On November 12, 2008, the Board of Directors of Promotora de Emisoras, S.A. resolved to discontinue the business activities of the Prisa Group in Localia TV. Consequently the Parent recognised the loss from the local television business as a discontinued operation in 2008, as it represents a significant business which may be considered separately from the others and in relation to which there is a disposal plan.

The detail of the loss from discontinued operations included in the 2008 consolidated income statement, broken down into the results generated by the ordinary operations and those resulting from the discontinuation of operations, is as follows:

	12/31/08
		Ordinary	Discontinuation of
	Total	Operations	Operations
	(Thousands of euros)

Operating income	21,512	21,512	—
Operating expenses	(82,261)	(42,515)	(39,746)

Loss from operations	(60,749)	(21,003)	(39,746)

Financial loss	(17,440)	(5,640)	(11,800)
Result of companies accounted for using the equity method	(1,874)	(1,874)	—

Loss before tax from continued operations	(80,063)	(28,517)	(51,546)
Income tax	3,671	7,993	(4,322)

Result attributable to minority interests	1,046	1,046	—

Loss after tax from discontinued operations	(75,346)	(19,478)	(55.868)

The main line items in the statement of cash flows of the discontinued operations in 2008 were as follows:

12/31/08
(Thousands of euros)

Cash flows from operating activities	(2,196)
Cash flows from investing activities	(1,541)
Cash flows from financing activities	3,526

Changes in cash flows in the year	(211)

Cash and cash equivalents at beginning of year	825

Cash and cash equivalents at end of year	614

If the local television business had been classified as a discontinued operation in the 2007 consolidated income statement, the impact thereof would have led to increases of EUR 15,325 thousands and EUR 20,908 thousands increase in profit from operations and profit from continuing operations, respectively.

In 2007 the local television business generated a cash flow from operating activities of EUR 10,959 thousands; from investing activities of EUR 2,915 thousands and from financing activities of EUR 13,754 thousands. Change in cash flow was EUR 120 thousands.

2007:

None of the Group’s principal operations were discontinued in 2007.

(20)	BUSINESS SEGMENTS

The business lines described below were established on the basis of the Prisa Group’s organizational structure at 2009 year-end, taking into account, on the one hand, the nature of the goods and services offered and, on the other, the customer segments at which they are targeted.

Prisa’s operations are divided into four main businesses:

•	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions;

•	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services;

•	Education, which includes primarily the sale of general publishing and educational books and the sale of training; and

•	Audiovisual, which obtains revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production.

Segment information about these businesses for 2009, 2008 and 2007 is presented below:

																Eliminations
																and
	Press			Radio			Education			Audiovisual			Other*			Adjustments			Prisa Group
	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007	2009	2008	2007

Operating income	415,788	503,938	572,277	377,166	415,260	422,755	616,885	607,650	560,000	1,770,743	2,169,095	2,105,729	127,326	470,438	164,523	(99,324)	(165,033)	(129,256)	3,208,584	4,001,348	3,696,028
— External sales	324,971	350,247	409,609	364,238	394,024	401,610	613,307	600,565	553,322	1,758,233	2,122,950	2,091,319	137,781	217,117	236,440	10,054	316,445	3,728	3,208,584	4,001,348	3,696,028
— Inter-segment sales	90,817	153,691	162,668	12,928	21,236	21,145	3,578	7,085	6,678	12,510	46,145	14,410	(10,455)	253,321	(71,917)	(109,378)	(481,478)	(132,984)	—	—	—
Operating expenses	(386,467)	(452,373)	(450,769)	(295,139)	(328,581)	(320,969)	(526,881)	(530,642)	(484,944)	(1,565,991)	(1,942,350)	(1,886,536)	(159,335)	(323,007)	(167,485)	94,211	273,796	134,606	(2,839,602)	(3,303,157)	(3,176,097)
— Cost of materials used	(126,526)	(164,438)	(169,823)	(3,297)	(3,301)	(2,423)	(170,270)	(166,380)	(161,400)	(817,640)	(1,096,714)	(1,042,989)	(14,561)	(17,631)	(16,126)	6,646	12,714	12,193	(1,125,648)	(1,435,750)	(1,380,568)
— Staff costs	(106,029)	(120,556)	(112,485)	(113,358)	(119,939)	(111,551)	(143,013)	(148,180)	(131,176)	(207,171)	(217,369)	(212,227)	(50,422)	(60,736)	(56,512)	21	98	76	(619,972)	(666,682)	(623,875)
— Depreciations and amortisation charge	(10,775)	(14,245)	(14,215)	(13,966)	(12,986)	(11,117)	(40,964)	(36,027)	(33,944)	(124,995)	(129,275)	(165,625)	(6,140)	(6,623)	(6,535)	183	221	(2)	(196,657)	(198,935)	(231,438)
— Outside services	(130,461)	(151,814)	(153,234)	(160,462)	(189,486)	(193,026)	(151,376)	(158,587)	(146,829)	(402,774)	(473,074)	(451,719)	(80,846)	(101,456)	(81,145)	90,247	124,374	115,336	(835,672)	(950,043)	(910,617)
— Change in operating provisions	(12,503)	(1,120)	(1,008)	(4,033)	(2,783)	(2,473)	(17,087)	(19,237)	(9,868)	(18,030)	(21,742)	(13,068)	(3,893)	(257)	79	(1)	—	(220)	(55,547)	(45,139)	(26,558)
— Other expenses	(173)	(200)	(4)	(23)	(86)	(379)	(4,171)	(2,231)	(1,727)	4,619	(4,176)	(908)	(3,473)	(136,304)	(7,246)	(2,885)	136,389	7,223	(6,106)	(6,608)	(3,041)
Profit from operations	29,321	51,565	121,508	82,027	86,679	101,786	90,004	77,008	75,056	204,752	226,745	219,193	(32,009)	147,431	(2,962)	(5,113)	108,763	5,350	368,982	698,191	519,931
Finance income	992	2,562	1,882	1,215	1,774	1,548	2,604	3,384	2,312	14,258	5,587	4,162	148,826	447,913	201,343	(152,591)	(405,767)	(189,854)	15,304	55,453	21,393
Finance costs	(459)	(2,882)	(1,051)	(2,893)	(7,117)	(7,819)	(10,489)	(10,012)	(8,441)	(58,762)	(72,661)	(96,325)	(173,799)	(379,970)	(128,806)	16,934	33,937	23,854	(229,468)	(438,705)	(218,588)
Exchange differences (net)	(22)	210	(175)	(1,227)	1,495	523	(3,372)	(10,942)	(33)	4,478	(5,829)	4,070	38	1,248	(2,452)	—	2	(1)	(105)	(13,816)	1,932
Financial profit (loss)	511	(110)	656	(2,905)	(3,848)	(5,748)	(11,257)	(17,570)	(6,162)	(40,026)	(72,903)	(88,093)	(24,935)	69,191	70,085	(135,657)	(371,828)	(166,001)	(214,269)	(397,068)	(195,263)
Result of companies accounted for using the equity method	—	(16)	406	(169)	399	136	—	—	—	(299)	(242)	(6,438)	2,567	2,702	3,111	(22,257)	(10,435)	(29,271)	(20,158)	(7,592)	(32,056)
Loss from other investments	(3,195)	(4,399)	(2,929)	(592)	(20)	(88)	—	—	—	—	—	—	(22,152)	(10,006)	(34,144)	21,683	13,075	33,549	(4,256)	(1,350)	(3,612)
Profit before tax from continuing operations	26,637	47,040	119,641	78,361	83,210	96,086	78,747	59,438	68,894	164,427	153,600	124,662	(76,529)	209,318	36,090	(141,344)	(260,425)	(156,373)	130,299	292,181	289,000
Income tax	(7,944)	(12,370)	(33,977)	(21,752)	(13,902)	(16,923)	(27,753)	(20,806)	(20,675)	(63,118)	(51,216)	(33,410)	47,813	49	82,018	9,709	7,810	(3,952)	(63,045)	(90,435)	(26,919)
Profit from continuing operations	18,693	34,670	85,664	56,609	69,308	79,163	50,994	38,632	48,219	101,309	102,384	91,252	(28,716)	209,367	118,108	(131,635)	(252,615)	(160,325)	67,254	201,746	262,081
Profit after tax from discontinued operations	(1,276)	—	—	—	—	—	(1,654)	—	—	501	(75,346)	—	—	—	—	—	—	—	(2,429)	(75,346)	—
Consolidated profit for the year	17,417	34,670	85,664	56,609	69,308	79,163	49,340	38,632	48,219	101,810	27,038	91,252	(28,716)	209,367	118,108	(131,635)	(252,615)	(160,325)	64,825	126,400	262,081
Minority interests	(1,569)	(1,928)	(2,778)	(2,504)	(3,548)	(3,844)	(56)	(15)	(183)	13,981	6,983	(37,312)	(281)	(514)	(789)	(23,917)	(44,382)	(25,202)	(14,346)	(43,404)	(70,108)
Profit attributable to the Parent	15,848	32,742	82,886	54,105	65,760	75,319	49,284	38,617	48,036	115,791	34,021	53,940	(28,997)	208,853	117,319	(155,552)	(296,997)	(185,527)	50,479	82,996	191,973
BALANCE SHEET
Assets	305,286	344,149	331,596	535,977	533,226	557,127	515,522	490,233	498,150	2,983,319	2,893,124	2,885,905	6,217,779	6,299,994	4,532,454	(2,364,831)	(2,453,640)	(2,278,872)	8,193,052	8,107,086	6,526,360
— Non-current	113,142	128,526	134,043	341,597	334,642	336,375	190,003	182,396	189,949	1,676,252	1,787,326	1,926,780	5,837,597	5,793,234	3,909,173	(1,737,825)	(1,713,854)	(1,664,265)	6,420,766	6,512,270	4,832,055
— Current	191,706	215,623	197,553	194,272	198,571	220,752	325,519	307,837	308,201	1,041,921	1,105,798	959,125	380,182	505,452	549,786	(618,702)	(738,984)	(613,999)	1,514,898	1,594,297	1,621,418
— Assets classified as held for sale	438	—	—	108	13	—	—	—	—	265,146	—	—	—	1,308	73,495	(8,304)	(802)	(608)	257,388	519	72,887
Equity and liabilities	305,286	344,149	331,596	535,977	533,226	557,127	515,522	490,233	498,150	2,983,319	2,893,124	2,885,905	6,217,779	6,299,994	4,532,454	(2,364,831)	(2,453,640)	(2,278,872)	8,193,052	8,107,086	6,526,360
— Equity	126,208	138,506	140,621	369,825	309,492	250,699	247,215	226,418	225,695	515,328	485,619	416,371	1,516,989	1,528,111	1,595,562	(1,402,546)	(1,429,910)	(1,275,401)	1,373,019	1,258,236	1,353,547
— Non-current	1,052	3,807	3,057	15,110	15,122	43,118	24,566	27,504	31,579	735,775	926,743	1,120,879	1,908,037	2,069,136	2,325,912	(333,074)	(290,943)	(399,703)	2,351,466	2,751,369	3,124,842
— Current	178,026	201,836	187,918	151,042	208,612	263,310	243,741	236,311	240,876	1,524,393	1,480,762	1,348,655	2,792,753	2,702,747	610,980	(626,822)	(732,787)	(603,768)	4,263,133	4,097,481	2,047,971
— Liabilities classified as held for sale	—	—	—	—	—	—	—	—	—	207,823	—	—	—	—	—	(2,389)	—	—	205,434	—	—

*	“Other” include GDM Group, Digital, Distribution, Promotora de Informaciones, S.A., Prisaprint, S.L., Promotora de Actividades América 2010, S.L,, Prisa División Inmobiliaria, S.L., Prisa Inc., Prisa División Internacional, S.L., Prisa Finance (Netherlands) BV, GLP Colombia, Ltda., Vertix, SGPS, S.A. y Oficina del Autor, S.L.

In relation to the audiovisual segment, the breakdown, by business line, of the main items under “Profit from Operations” is as follows:

	2009			2008			2007
	Pay	Free-to-Air		Pay	Free-to-Air		Pay	Free-to-Air
	Television	Television	Other	Television	Television	Other	Television	Television	Other
	Thousands of euros

Revenue	1,244,633	422,035	91,565	1,524,908	479,177	118,475	1,507,681	470,609	89,009
Other income	4,728	5,908	1,874	17,361	10,863	17,311	14,350	3,515	20,565

TOTAL OPERATING INCOME	1,249,361	427,943	93,439	1,542,269	490,040	136,786	1,522,031	474,124	109,574
Cost of materials used	(628,826)	(181,070)	(7,744)	(819,576)	(277,123)	(15)	(837,004)	(249,311)	43,326
Staff costs	(102,971)	(53,996)	(50,204)	(108,328)	(58,397)	(50,644)	(105,147)	(63,850)	(43,230)
Other operating expenses	(330,282)	(118,143)	(92,755)	(376,539)	(123,897)	(127,831)	(403,891)	(136,124)	(91,305)

TOTAL OPERATING EXPENSES	(1,062,079)	(353,209)	(150,703)	(1,304,443)	(459,417)	(178,490)	(1,346,042)	(449,285)	(91,209)

PROFIT/(LOSS) FROM OPERATIONS	187,282	74,734	(57,264)	237,826	30,623	(41,704)	175,989	24,839	18,365

At December 31, 2009, 2008 and 2007, the non-current assets directly associated with the free-to-air television business and the current assets and liabilities directly attributable to this business line were as follows:

	12/31/09	12/31/08	12/31/07

Non-current assets	132,662	135,317	170,549
Current assets	123,393	304,316	410,924
Current liabilities	(98,484)	(246,146)	(302,840)

The non-current and current assets and liabilities directly related to the Sogecable Group free-to-air TV business (“Cuatro”) were classified in the accompanying consolidated balance sheet at December 31, 2009, as assets classified as held for sale and associated liabilities, as detailed in Note 15.

The other assets and liabilities are either allocable to the pay TV and audiovisual production businesses or are deemed to be shared by the various business lines of the audiovisual segment.

The Group’s activities are located in Europe and America. Operations in Europe are carried out mainly in Spain, although since 2005 the Group has expanded into Portugal. The activities in America are located mainly in Mexico, Colombia and Brazil.

The breakdown of certain of the Group’s consolidated balances based on the geographical location of the companies that gave rise to them is as follows:

	Europe			America			Total
	2009	2008	2007	2009	2008	2007	2009	2008	2007
	Thousands of euros

Revenue	2,647,693	3,151,014	3,146,257	507,412	492,268	473,253	3,155,105	3,643,282	3,619,510
Other income	46,246	350,588	68,142	7,233	7,478	8,376	53,479	358,066	76,518
Profit before minority interests and tax	64,793	242,723	234,446	65,506	49,458	54,554	130,299	292,181	289,000

Total assets	7,707,598	7,689,065	6,050,410	485,455	418,021	475,950	8,193,052	8,107,086	6,526,360

(21)	TAX MATTERS

As indicated under “Accounting Policies”, Promotora de Informaciones, S.A. files consolidated income tax returns in Spain, in accordance with the Spanish Corporation Tax Law, and is the Parent of consolidated tax group 2/91, which includes all its subsidiaries (see Appendix 1) that meet the requirements provided for in Spanish legislation regulating the taxation of the consolidated profits of corporate groups.

As a result of the takeover bid for Sogecable, S.A.U.’s shares, Promotora de Informaciones, S.A. in 2008 achieved an ownership interest exceeding 75% therein. Consequently, Sogecable, S.A.U. and its tax group were fully integrated in the consolidated tax group of which Promotora de Informaciones, S.A. is the Parent in 2009 and, therefore, the Sogecable tax group was eliminated, effective from January 1, 2009.

Also, on January 1, 2009, Sociedad de Servicios Radiofónicos Unión Radio, S.L. created its own consolidated tax group in Spain, identified with number 194/09, which also comprises the subsidiaries that meet the statutory requirements for application of the consolidated tax regime (see Appendix I).

Lanza, S.A. de C.V. (Mexico) files consolidated tax returns in Mexico together with its Mexican subsidiaries.

GLR Services, Inc. also files consolidated tax returns in the United States together with its subsidiaries that meet the requirements for application of this special consolidated tax regime.

Media Global, SGPS, S.A. and the companies in which it directly or indirectly holds at least 90% of the share capital and which also meet the conditions required under Portuguese law, constitute a consolidated tax group in Portugal.

The other subsidiaries file individual tax returns in accordance with the tax legislation prevailing in each country.

In 2009 and prior years, certain Group companies performed or participated in corporate restructuring transactions under the special tax neutrality regime regulated in Chapter VIII of Title VII of the Consolidated Spanish Corporation Tax Law approved by Legislative Royal Decree 4/2004, of 5 March. The disclosures required by this legislation are included in the notes to the financial statements of the related Group companies for the year in which these transactions were carried out.

Also, in prior years, several tax group companies availed themselves of tax credits for the reinvestment of extraordinary income under Article 21 of repealed Spanish Corporation Tax Law 43/1995. The disclosures required by this Law are made in the notes to the financial statements of the corresponding companies.

In 2006, 2007 and 2008 several Group companies took the tax credit for reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law amounting to EUR 8,275 thousands, EUR 36,321 thousands and EUR 179,935 thousands respectively. The disclosures required by current legislation were included in the notes to the financial statements of the companies involved.

Lastly, in 2009 a company belonging to the consolidated tax group, availed itself of the tax credit for the reinvestment of extraordinary income envisaged in Article 42 of the Spanish Corporation Tax Law, and applied the reinvestment tax credit to income amounting to EUR 1,226 thousands, thereby fulfilling in 2009 the obligation to reinvest the selling price in the acquisition of non-current financial assets, pursuant to the terms established by this Law.

a)	Reconciliation of the accounting profit to the taxable profit

The following table shows a reconciliation of the result of applying the current standard tax rate in Spain to consolidated net accounting profit, calculated under International Financial Reporting Standards, to the consolidated Group’s income tax expense for 2007, 2008 and 2009.

		12/31/08
		Consolidated
	12/31/09	Income			12/31/07
	Total	Statement	Equity	Total	Total

CONSOLIDATED NET PROFIT UNDER IFRSs	130,299	292,181	—	292,181	289,000
Tax charge at 30%	39,090	87,654	—	87,654	86,700
Consolidation adjustments	6,047	3,245	—	3,245	7,762
Permanent differences(1)	15,461	44,287	8,754	53,041	2,279
Tax loss carryforwards	(1,610)	(9,164)	—	(9,164)	(21,642)
Tax credits and tax relief(2)	(487)	(30,495)	—	(30,495)	(11,775)
Effect of applying different tax rates(3)	(1,210)	(8,964)	—	(8,964)	3,937

INCOME TAX FOR 2009	57,291	86,563	8,754	95,317	67,261
ADJUSTMENT OF PRIOR YEARS’ TAX(4)	521	(639)	—	(639)	(44,128)
FOREIGN TAX EXPENSE(5)	2,191	2,546	—	2,546	2,588
EMPLOYEE PROFIT SHARING(6)	3,042	1,965	—	1,965	1,198
TOTAL INCOME TAX	63,045	90,435	8,754	99,189	26,919

(1)	The permanent differences are mainly due to: (i) certain non-deductible costs and provisions; (ii) the exemption of foreign-source dividends; and (iii) foreign tax expenses arising from withholdings at source.

(2)	In calculating their respective income tax expense or income, the Spanish Prisa Group companies availed themselves of the tax benefits provided for in Chapter IV of Title VI of the Consolidated Corporation Tax Law, approved by Legislative Royal Decree 4/2004, of 5 March, which amounted to EUR 1,190 thousands, in calculating the income tax expense for the year.

In accordance with the accounting principle of prudence, certain investment tax credits, amounting to EUR 3,373 thousands, were derecognized.

Also, the consolidated Group companies took a domestic dividend double taxation tax credit not eliminated on consolidation and an international double taxation tax credit of EUR 1,575 thousands.

Similarly, the consolidated Group companies availed themselves of the tax credit provided for in Article 20 of Law 49/2002, of 23 December, on the Tax Regime of Not-for-Profit-Entities and Tax Incentives for Patronage, amounting to EUR 1,095 thousands.

(3)	Relating to the effect of taxation of profits from American and European subsidiaries at different rates.

(4)	Including the impact on the income statement of the adjustment of income tax from prior years.

(5)	This relates to the expense for taxes paid abroad and arose from withholdings at source from the income from exports of services provided by the Group’s Spanish companies abroad.

(6)	This is an additional component of the income tax expense in countries such as Mexico.

b)	Deferred tax assets and liabilities

The following table shows the origin and amount of the deferred tax assets and liabilities recognized at 2007, 2008 and 2009 year-end (in thousands of euros):

DEFERRED TAX ASSETS ARISING FROM:

	12/31/09	Additions	Disposals	12/31/08	12/31/07

Provisions	5,995	1,991	(2,314)	6,318	10,286
Non-capitalisable assets	37	—	(208)	245	9,753
Tax loss carryforwards	1,003,561	3,920	(7,947)	1,007,588	1,061,918
Unused tax credits recognised	282,169	14,987	(3,545)	270,727	271,946
Others	22,058	11,248	(2,787)	13,597	11,072

Total	1,313,820	32,146	(16,801)	1,298,475	1,364,975

DEFERRED TAX LIABILITIES ARISING FROM:

	12/31/09	Additions	Disposals	12/31/08	12/31/07

Investment valuation provisions and amortisations of goodwill	64,366	129	(5,896)	70,133	96,713
Deferral for reinvestment of extraordinary income	6,347	85	(240)	6,502	6,674
Accelerated depreciation and amortisation	522	—	(21)	543	762
Exchange differences	—	—	(47)	47	168
Other	1,564	232	(721)	2,053	8,614

Total	72,799	446	(6,925)	79,278	112,931

Following the approval of Law 35/2006, of 28 November, on personal income tax and partially amending the Spanish Corporation Tax, Non-Resident Income Tax and Wealth Tax Laws, the applicable income tax rates have been gradually reduced and, consequently, the tax assets and liabilities in the consolidated balance sheet at 2009 year-end are recognised at their estimated recoverable amount.

There are no significant temporary differences arising from investments in subsidiaries, branches, associates or joint ventures that generate deferred tax liabilities.

There are no significant amounts arising from temporary differences associated with retained earnings of subsidiaries in jurisdictions where different tax rates are applied and, therefore, no deferred tax liabilities were recognised in this connection.

Deferred tax assets include most notably tax loss carryforwards and unused investment tax credits arising mainly at the Prisa consolidated tax group and at the companies that comprised the former Sogecable, S.A.U. consolidated tax group. These deferred tax assets were recognized in accordance with the criteria set forth in “Accounting Policies”.

When Sogecable settled its income tax for the 2008 period and in anticipation of the termination of Sogecable as a separate tax group, the Sogecable consolidated tax group reassigned existing tax loss and tax credit carry-forwards to the individual units which had generated those tax credits. In accordance with current legislation, and given that Sogecable ceased to exist as a separate tax group in 2008 to be integrated into a higher fiscal group in 2009, the intercompany eliminations which were not recognized in the Sogecable tax basis will be recognized in the new Prisa tax basis in the event that a transaction that generated the intercompany elimination involves a third party.

Also, as a result of the elimination of the tax group, in 2008 the Sogecable Group also reassigned the tax loss carryforwards of the consolidated tax group and of individual companies prior to their inclusion in the tax group in prior years, based on the criteria of the tax authorities.

Following is a detail, in thousands of euros, of the prior years’ tax losses of Spanish companies available for offset against future profits, showing the year in which the tax losses were incurred and the last years for offset.

	Last Year for			Not
Year Incurred	Offset	Amount	Recognised	Recognised

1995	2010	163	—	163
1996	2011	738	—	738
1997	2012	78,347	77,185	1,162
1998	2013	246,996	228,361	18,635
1999	2014	447,543	372,031	75,512
2000	2015	577,502	515,680	61,822
2001	2016	483,310	424,676	58,634
2002	2017	644,744	558,323	86,421
2003	2018	973,925	897,809	76,116
2004	2019	262,366	197,725	64,641
2005	2020	9,593	895	8,698
2006	2021	67,271	61,558	5,713
2007	2022	3,932	—	3,932
2008	2023	7,241	1,503	5,738
2009	2024	8,312	7,568	744

Total		3,811,983	3,343,314	468,669

The Sogecable Group recognised tax loss carryforwards in respect of losses incurred in launching the satellite pay TV business. The most significant losses in this respect were those recognised by DTS Distribuidora de Televisión Digital, S.A. prior to its inclusion in the Sogecable Group. The Group also recognised tax loss carryforwards in respect of losses incurred in the integration of DTS Distribuidora de Televisión Digital, S.A. and in the launch of the “Cuatro” free-to-air TV channel. The recovery thereof is reasonably assured on the basis of the recent performance of the pay and free-to-air TV businesses and the forecasts contained in the Sogecable Group’s business plan.

In this respect, Group management has a long-term business plan, which it has kept updated and in which, among other things, matters relating to the Group’s future strategy, studies by independent third parties, experiences of other operators similar to the Group in neighbouring countries, and the proven experience in recent years of the Sogecable Group in the pay and free-to-air TV market in Spain were taken into account.

The main assumptions used in this business plan, which are described in Note 6, relate to matters such as the penetration of pay TV in Spain, the Sogecable Group’s share of this penetration, the trend in the number of subscribers and in the prices of the services offered by the Group and the general trend in costs, in particular programming costs within the current technological and right exploitation framework in which the Sogecable Group operates. In this respect, the projection for the long-term penetration of pay TV in Spain, as far ahead as 2015, is several points below the current penetration rates in neighboring countries. Consequently, the estimated annual increases at short and medium term in the net subscriber figures are lower than the annual increases achieved in recent years by certain other European operators. This business plan also includes sensitivity studies of the most significant assumptions in order to situate them in pessimistic scenarios.

The main conclusion of the aforementioned business plan is that, despite the fact that the Sogecable Group incurred significant losses in 2003 and 2004, mainly as a result of the restructuring process linked to the integration of DTS, Distribuidora de Televisión Digital, S.A. into the Group, and in 2006, due mainly to the launch of “Cuatro”, it will foreseeably report rising earnings figures at medium term which, together with its restructuring (described in Notes 3 and 15), will enable the tax assets recognized by the Sogecable Group to be recovered.

The breakdown, by country, of the tax loss carryforwards of the Group’s foreign companies is as follows (in thousands of euros):

	Bolivia	Portugal	USA	Chile	Brazil	Argentina	Mexico	Total

1993	—	—	1,172	—	—	—	—	1,172
1994	—	—	1,197	—	—	—	—	1,197
1995	—	—	1,428	—	—	—	—	1,428
1996	—	—	100	—	—	—	—	100
1997	—	—	1,599	—	—	—	—	1,599
1998	—	—	1,571	—	—	—	—	1,571
1999	—	—	2,679	—	—	—	—	2,679
2000	—	—	3,526	—	—	—	—	3,526
2001	—	—	2,964	—	—	—	91	3,055
2002	—	—	1,700	—	—	—	161	1,861
2003	—	—	2,592	—	—	—	31	2,623
2004	—	1,550	2,404	—	—	—	28	3,982
2005	—	4,220	1,538	—	—	68	—	5,826
2006	—	6,195	1,743	—	—	114	508	8,560
2007	—	1,895	1,034	—	283	142	160	3,514
2008	269	2,360	2,961	622	250	114	591	7,167
2009	—	44	2,812	14,270	131	35	1,044	18,336

TOTAL	269	16,264	33,020	14,892	664	473	2,614	68,196

Recognised	—	3,700	—	—	—	—	—	3,700
Not recognised	269	12,564	33,020	14,892	664	473	2,614	64,496

Carryforward period	Unlimited	6 years	20 years	Unlimited	Unlimited	5 years	10 years	—

Certain investment tax credits which arose at companies in the Spanish group before they joined the Group were not recognised for accounting purposes. The Company considers that the related amounts will be used before the deadline established by the tax authorities expires. The breakdown is as follows (in thousands of euros):

Year Earned	Amount	Last Year for Use

1999	1,424	2009
2000	3,297	2010
2001	5,666	2011
2002	2,218	2012
2003	1,637	2013
2004	101	2014
2005	107	2015
2006	88	2016
2007	36	2017
2008	8	2018
TOTAL	14,582

c)	Years open for review by the tax authorities

The years open for review by the tax authorities for the main taxes vary from one consolidated company to another, although they are generally the last four years, with the exceptions discussed below.

The tax authorities audited the years open for review of certain tax and reporting group companies, as a result of which various tax assessments were issued for personal income tax withholdings and prepayments, VAT, the single tax on revaluations and income tax. At the date of presentation of these consolidated financial statements, appeals were being filed for the following companies in relation to the taxes indicated:

Company	Tax	Years

Parent-
Promotora de Informaciones, S.A.	Consolidated income tax	1992 to 1996
Subsidiaries-
Diario El País, S.L	Personal income tax withholdings	1994 to 1996
Sociedad Española de Radiodifusión, S.L	Income tax	1990 and 1992
	Withholdings from income from	1993
movable capital

Since the Group does not concur with the criteria applied by the tax authorities, it has filed appeals at the appropriate instances against virtually all the tax assessments issued. The Supreme Court handed down a decision on the appeal filed against the income tax settlements from 1992 to 1994. The settlements for the other years have not yet been resolved. However, the Company filed an appeal for the protection of constitutional rights at the Spanish Constitutional Court in relation to the settlements from 1992 to 1994, which at the date of preparation of these consolidated financial statements had not yet been resolved, except for the settlement relating to 1992, which was paid by the Company. The disciplinary proceedings relating to consolidated income tax from 1992 to 1994 were suspended in full. However, the Group has recorded a provision of EUR 16,958 thousands (see Note 14) to cover, inter alia, any payments that it might have to make in this connection in the future. Guarantees have been provided for the total amount of the assessments, the execution of which was therefore stayed or, where appropriate, paid.

The Antena 3 de Radio, S.A. consolidated tax group was audited by the tax authorities in 2005. The tax authorities reviewed the following years and taxes: 2000, 2001 and 2002 for income tax, and January 2001 to December 2002 for VAT, personal income tax withholdings and prepayments (employees and professionals) and tax on income from movable capital. As a result of the tax audit, an assessment amounting to EUR 3,499 thousands was issued in respect of the consolidated income tax, which was signed on a contested basis. The appropriate pleas were filed against these assessments and a decision upholding the final tax assessments was rendered. The related claim was filed at the Madrid Regional Economic-Administrative Tribunal against the decision, the execution of which was stayed in return for the provision of a guarantee. At the date of preparation of the consolidated financial statements, the Tribunal had handed down a decision, partially upholding the claim filed in respect of substantially all of the deficiency and interest and set aside the penalty.

In 2006 the tax authorities completed their audit of the Prisa tax group for consolidated income tax for 1999, 2000, 2001 and 2002 and for VAT, personal income tax withholdings and prepayments (employees and professionals), tax on property income, tax on income from movable capital and non-resident income tax for the following companies and years:

Company	Years

Parent-
Promotora de Informaciones, S.A.	June 2000 to May 2004
Subsidiaries-
Diario El País, S.L	June 2000 to May 2004
Sociedad Española de Radiodifusión, S.L	June 2000 to May 2004
Gerencia de Medios, S.A.	January 2001 to December 2003
Itaca, S.L	January 2001 to December 2002
Mateu Cromo Artes Gráficas, S.A.	January 2001 to December 2002
Promotora de Emisoras de Televisión, S.A.	January 2001 to December 2003
Grupo Empresarial de Medios Impresos, S.L	January 2001 to December 2003
Grupo Santillana de Ediciones, S.L	January 2001 to December 2003
Santillana Educación, S.L	January 2001 to December 2003
Santillana Ediciones Generales, S.L	January 2001 to December 2003

The decisions handed down on the appeals filed against the decisions upholding the final tax assessments issued for each year (1999 to 2002) for income tax (which partially upheld the pleas) confirmed settlements totaling EUR 34,867 thousand (deficiency plus late-payment interest). Appeals were filed at the Central Economic-Administrative Tribunal against these decisions. The decisions handed down by the aforementioned Tribunal, partially upholding the Group’s claims and adjudging the settlements relating to all those years to be null and void, were appealed at the National Appellate Court. Payment of this amount was stayed and the related guarantee was provided. At the date of preparation of these consolidated financial statements, the decisions for 1999 and 2000 -partially upholding the Group’s claims- had been received, confirming the tax authorities’ stance with regard to regularization of the export tax credit which, in the aforementioned years, amounted to EUR 4 million. Since the Company does not agree with the decision of the National Appellate Court, it is going to file the corresponding cassation appeals at the Supreme Court. In view of the varying interpretations that can be made of tax legislation, the outcome of the present review might give rise to tax liabilities which cannot be objectively quantified at the present time. The Company considers that the tax criteria applied were appropriate and that there are sufficient grounds for defense so as to expect a favorable decision in respect of the disputed items including, inter alia, the export tax credit, within the proceedings in progress in relation to the tax audits. Accordingly, the Company does not expect any material liabilities to arise for the Group as a result of the current tax audit that might have an effect on the consolidated financial statements.

The other taxes audited did not give rise to any assessment or the amount of the assessment was not material and has been paid or appealed against.

In 2009 the tax audit of consolidated income tax for 2003 to 2005 continued and the audits of personal income tax withholdings and prepayments (employees and professionals), tax on property income and tax on income from movable capital for 2004 and 2005 were completed, which gave rise to uncontested assessments that were paid in the year and a contested assessment amounting to EUR 321 thousands. Also, the tax audit of VAT from June 2004 to December 2006 was completed with uncontested assessments amounting to EUR 909 thousands paid in the year and contested assessments amounting to EUR 5,431 thousands, against which appeals have been filed at the Central Economic-Administrative Tribunal.

The Company does not expect any material liabilities to arise for the Group as a result of the current tax audits which could have an effect on the consolidated financial statements.

(22)	DISTRIBUTION OF PROFIT

The proposal for the distribution of the result of Promotora de Informaciones, S.A. for 2009 and 2008 is to allocate it in “Other Reserves”.

The distribution of the net profited for 2007 proposed by the Board of Directors of Promotora de Informaciones, S.A. is as follows (in thousands of euros):

Amount

Distributable profit- Profit for the year	110,281

Distribution- Dividends (EUR 0.184 per share)	38,542
Directors’ remuneration	1,386
To bylaw-stipulated reserve	77
To legal reserve	31
To voluntary reserves	Remainder

The dividend per share, disregarding the treasury shares of Promotora de Informaciones, S.A. but including the shares delivered on loan, was EUR 0.184 per share. No interim dividend out of 2007 profit was approved.

(23)	EARNINGS PER SHARE

Earnings per share were calculated as follows:

	12/31/09	12/31/08	12/31/07

Profit for the year from continuing operations attributable to the Parent (thousands of euros)	52,908	158,342	191,973
Loss after tax from discontinued operations (thousands of euros)	(2,429)	(75,346)	—
Profit for the year attributable to the Parent (thousands of euros)	50,479	82,996	191,973

Weighted average number of shares outstanding (thousands of shares)	219,135	219,135	207,872

Basic earnings per share of continuing operations (euros)	0.24	0.72	0.92

Basic loss per share of discontinued operations (euros)	(0.01)	(0.34)	—

Basic earnings per share (euros)	0.23	0.38	0.92

The dilutive effect of the share option plan of Promotora de Informaciones, S.A., approved by the Board of Directors on December 18, 2008 (see Note 17), is not material.

The Group has not performed transactions of any other type that might cause diluted earnings per share to differ from basic earnings per share.

(24)	EVENTS AFTER THE BALANCE SHEET DATE

In order to strengthen its capital structure, on March 5, 2010, Prisa entered into an agreement with Liberty Acquisition Holdings Corp. (“Liberty”) for the acquisition of all Liberty’s shares through an exchange of newly-issued shares of Prisa with the shareholders of Liberty whom will become shareholders of Prisa, although there is no agreement among them. This agreement has been amended on May 7, 2010.

By virtue of the exchange ratio agreed upon in the amended agreement, for each share of Liberty, Prisa will issue 1.173 ordinary shares and 0.563 preference shares without voting rights.

The preference shares without voting rights may be converted into ordinary shares from the second anniversary onwards at the choice of their holders, and at any time at the choice of Prisa if Prisa’s ordinary shares have traded at or above a specified price, established in the agreement. These shares will have an initial annual dividend of 7% as long as there are distributable profits.

The exchange of shares with Liberty is conditional upon at least 50% of its investors approving the transaction and on the total percentage of redemptions not exceeding 30% of the shares. Liberty will have 134 million shares and USD 903 million of cash (EUR 680 million), net of transaction expenses, without taking into account redemptions.

Also, in order to enable Prisa’s non-controlling interests to participate in the transaction, the Company will perform a monetary capital increase with pre-emptive subscription rights totaling approximately EUR 150 million, at an issue price of EUR 2.99 per share, which will not be subscribed by the controlling shareholder.

As a result of the transactions described above, the shares of Prisa’s shareholders will have been diluted, although under no circumstances will the ownership interest of the reference shareholders be lower than 30%, and it will not affect the control of the company. To this end, Prisa will make certain amendments to its bylaws and regulations aimed at guaranteeing the aforementioned control, thereby establishing a regime of reinforced majorities for the adoption of certain agreements and a 30% limitation on voting rights for all the shareholders. Once the capital increases have been completed and the preference shares converted into ordinary shares, the percentage of ownership of the shareholders of Liberty of the share capital of Prisa will exceed 50%.

The transactions must be ratified by the governing bodies of each of the companies and are subject to the authorization of both the Spanish National Securities Market Commission (CNMV) and declaration of the registration statement effective by the US Securities and Exchange Commission (SEC).

(25)	RELATED PARTY TRANSACTIONS

The detail of the balances receivable from and payable to associates and related parties in 2009 and 2008 is as follows (in thousands of euros):

	12/31/09	12/31/08

Accounts receivable
Trade receivables	10,890	13,479
Long-term loans	100,473	108,454
Short-term loans	4,083	2,308

Total	115,446	124,241

Accounts payable
Trade payables	9,633	26,757
Other payables	167	—
Capital payments payable	—	134

Total	9,800	26,891

The transactions performed with related parties in 2009, 2008 and 2007 were as follows (in thousands of euros):

	12/31/09		12/31/08		12/31/07
		Group		Group		Group
		Employees,		Employees,		Employees,
	Directors and	Companies or	Directors and	Companies or	Directors and	Companies or
	Executives	Entities	Executives	Entities	Executives	Entities

Services received	9,114	68,296	4,596	78,628	2,780	37,154
Other expenses	19,023	—	21,016	—	16,803	—
Total expenses	28,137	68,296	25,612	78,628	19,583	37,154
Finance income	—	1,140	—	2,031	—	—
Services rendered	—	17,215	—	17,446	—	—

Total income	—	18,355	—	19,477	—	—

All the transactions with related parties were carried out on an arm’s length basis.

The aggregate amount of EUR 19,023 thousands relates to the accrued salaries of directors (see Note 26) and executives.

Remuneration of senior executives-

At December 31, 2009, senior executives of the Prisa Group are considered to be those persons who are members of the Business Management Committee and the Corporate Committee who are not executive directors, in addition to the internal audit director of Promotora de Informaciones, S.A., namely Ignacio Santillana del Barrio, Fernando Martínez Albacete, Augusto Delkader Teig, Jesús Ceberio Galardi, Miguel Ángel Cayuela Sebastián, Matilde Casado Moreno, Iñigo Dago Elorza, Pedro García Guillén, Oscar Gómez Barbero, Bárbara Manrique de Lara and Virginia Fernández Iribarnegaray. The total remuneration earned by the senior executives of Promotora de Informaciones, S.A. in 2009 and of the Group companies other than the latter, amounted to EUR 5,326 thousands (2008: EUR 11,111 thousands; 2007: EUR 6,525 thousands), which will be paid at short term.

Transactions between Group employees, companies or entities-

The aggregate amount of EUR 68,296 thousands includes mainly the printing services provided by various investees of Dédalo Grupo Gráfico, S.L., amounting to EUR 31,888 thousands and the services provided by Compañía Independiente de Noticias de Televisión, S.L. to various Sogecable, S.A.U. subsidiaries, amounting to EUR 36,908 thousands.

The detail of other transactions performed with related parties in 2009 and 2008 is as follows (in thousands of euros):

	12/31/09			12/31/08
		Group			Group
		Employees,			Employees,
	Significant	Companies	Other Related	Significant	Companies	Other Related
	Shareholders	or Entities	Parties	Shareholders	or Entities	Parties

Financing agreements: loans	—	99,864	—	—	97,192	—
Guarantees provided (see Note 27)	—	130,000	28,763	—	74,765	35,688
Commitments/guarantees cancelled (see Note 27)	—	—	—	—	15,000	—
Dividends and other distributed profit	—	—	—	25,914	—	—
Other transactions	—	—	—	—	—	—

At December 31, 2009, the aggregate amount of EUR 99,864 thousands (2008: EUR 97,192 thousands) includes the EUR 92,359 thousands (2008: EUR 90,490 thousands) credit facility granted to Dédalo Grupo Gráfico, S.L. (see Note 8).

(26)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In 2009 and 2008, the consolidated companies accrued the following amounts in respect of remuneration to Prisa’s Board members:

	12/31/09	12/31/08	12/31/07
	Thousands of euros

Fixed remuneration	3,068	3,662	3,789
Variable remuneration	2,560	5,689	3,215
Attendance fees	2,341	2,837	1,445
Bylaw-stipulated directors’ emoluments	398	1,806	1,714
Other	5,330	153	115

Total	13,697	14,147	10,278

At December 31, 2008 Directors’ variable remuneration included the amounts earned by senior executives relating to “long-term incentives” (LTI). This incentive, which was paid upon authorisation for issue of the

2007 financial statements and for which a provision was recognised, is related to objectives tied to the achievement of the Group’s 2005- 2007 Strategic Plan.

No credits, advances or loans have been granted to the members of the Board of Directors, and there are no pension obligations to them.

Pursuant to Article 127 ter.4 of the Spanish Companies Law, introduced by Law 26/2003, of 17 July, which amends Securities Market Law 24/1988, of July 28, and the Consolidated Spanish Companies Law, in order to reinforce the transparency of listed corporations, following is a detail of the companies engaging in an activity that is identical, similar or complementary to the activity that constitutes the company object of Promotora de Informaciones, S.A. in which the members of the Board of Directors own equity interests, and of the functions, if any, that they discharge thereat:

Percentage of
Owner	Investee	Ownership (%)	Functions

Juan Luis Cebrián Echarri	Le Monde, S.A.	—	Director
Juan Luis Cebrián Echarri	Lambrakis Press, S.A.		Member of the Board of Directors
Gregorio Marañón y Bertrán de Lis	Universal Music Spain, S.L.	—	Chairman
Borja Pérez Arauna	Tuenti Technologies, S.L.	—	Representative of the director Qualitas Venture Capital, S.A., SCR de régimen simplificado.

This list does not include Prisa Group companies. However, it is hereby stated that the following directors of Promotora de Informaciones, S.A. are part of the managing body of certain Prisa Group companies, as disclosed in the Company’s Annual Corporate Governance Report: Ignacio Polanco Moreno, Juan Luis Cebrián Echarri, Alfonso López Casas, Emiliano Martinez Rodriguez, Manuel Polanco Moreno, Gregorio Marañón y Bertrán de Lis, Diego Hidalgo Schnur, Ramón Mendoza Solano, Agnés Noguera Borel, Borja Pérez Arauna y Adolfo Valero Cascante.

Also, in accordance with the above-mentioned Law, it is hereby stated that there is no record that any of the Board members have performed in 2009, or are currently performing, as independent professionals or as employees, any activities that are identical, similar or complementary to the activity that constitutes the company object of Promotora de Informaciones, S.A.

(27)	GUARANTEE COMMITMENTS TO THIRD PARTIES

Prisa acts as guarantor for bank loans and credit facilities granted to Promotora de Emisoras de Televisión, S.A. and Iberbanda, S.A. for a maximum amount of EUR 18,000 thousands and EUR 27,584 thousand, respectively.

At December 31, 2009, Prisa had provided bank guarantees amounting to EUR 191,882 thousands and USD 35,500 thousands mainly in relation to the tax assessments issued by the tax authorities that were signed on a contested basis (see Note 30).

Lastly, in 2008 Dédalo Grupo Gráfico, S.L. and its investees entered into a syndicated loan and credit agreement for a maximum amount of EUR 130,000 thousand. In this financing, since November 2009 Prisa has been the guarantor of all the debt and the underlying hedges. Also, in March 2010 Prisa granted the majority shareholders of Dédalo Grupo Gráfico, S.L. a contract of indemnity vis-à-vis third-party claims as a result of actions taken to defend the interests of Prisa or following instructions received therefrom.

The Company considers that the possible effect of the guarantees provided on the accompanying consolidated income statements would in no case be material.

(28)	FUTURE COMMITMENTS

The Sogecable Group and the Media Capital Group have entered into certain purchase and sale agreements with various suppliers and consumers for future programme broadcasting rights and the exploitation of image rights and sports rights. These commitments partially cover the Sogecable and Media Capital Group companies’ programming needs in the years indicated.

In addition, by virtue of an agreement entered into with Indra on December 23, 2009 (see Note 5), Prisa assumed payment commitments totaling EUR 267,000 thousands with the aforementioned company for the coming seven years.

At December 31, 2009, the Group had euro and foreign currency payment obligations and collection rights for a net amount payable of approximately EUR 1,325,443 thousands. The net amounts payable in relation to these obligations fall due as follows:

Thousands
Year	of Euros

2010	570,782
2011	427,645
2012	162,709
2013	46,019
2014	39,792
2015 and subsequent years	78,496

1,325,443

The obligation to pay the amounts agreed upon in the purchase agreements arises only if the suppliers fulfil all the contractually established terms and conditions.

These future payment obligations were estimated taking into account the agreements in force at the present date. As a result of the renegotiation of certain agreements, these obligations might differ from those initially estimated.

(29)	LEGAL MATTERS

As a result of a statement of claim filed in 2004 by a local radio operator at an Argentine court against the Argentine state, the sale of the shares of Radio Continental, S.A. by Television Federal, S.A. and Enfisur, S.A. (both sellers are subsidiaries of Telefonica), has not yet been approved by the Argentine government. The claimant also applied for injunctive relief whereby the grant of the approval in question should be stayed during the principal proceedings. In December 2004 the court granted the injunctive relief applied for and processing of the approval was stayed.

The decision was appealed against by the Argentine government and by the buying and selling parties, and in April 2007 the Argentine Federal Judicial Review Chamber upheld the decision to grant injunctive relief. An extraordinary appeal was filed at the Supreme Court, on which no decision has yet been handed down. The principal proceeding which should resolve the merits of the case is still in progress, although the operations of the radio stations involved have thus far not been affected.

(30)	LITIGATION AND CLAIMS IN PROGRESS

Proceedings brought by Cableuropa, S.A.U.

On December 1, 2009, the Court of First Instance No. 3 of Colmenar Viejo ordered Sogecable to pay compensation of approximately EUR 44 million plus interest to Cableuropa, S.A.U, or Ono, with respect to damages resulting from Sogecable’s distribution of certain specialized television channels produced by

Sogecable’s subsidiary, CanalSatélite Digital, S.L. Prisa has appealed this decision to the Provincial Court of Madrid, and Ono has entered into an agreement with Sogecable to not enforce the judgment while the appeal is pending. The agreement provides that (i) Ono will pay to Audiovisual Sport, S.L., or AVS, a subsidiary of Sogecable, funds owed by Ono to AVS and that (ii) Sogecable will pay to Ono EUR 10.0 million in cash and issue a promissory note to AVS maturing on May 31, 2010 in the aggregate principal amount of EUR 37.0 million. The principal amount of the promissory note will be reduced if the parties enter into certain commercial arrangements. Sogecable believes that there are well-founded grounds for reviewing the court’s decision and reversing the order to pay damages, although the Provincial Court of Madrid has not yet reached a final decision. In the event of a favorable ruling, Ono would be obliged to return any amounts paid by Sogecable.

Ono has also sued Audiovisual Sport, S.L. (referred to as “AVS”), a subsidiary of Sogecable, and Sogecable for the reimbursement of approximately EUR 19 million plus an amount to be determined for the 2006/07, 2007/08 and 2008/09 seasons, together with interest paid by Ono. These payments were made in connection with the pay-per-view soccer broadcasting agreements entered into amongst Ono, the cable operators forming part of Auna (subsequently merged into Ono) and AVS. On March 4, 2010, Madrid Commercial Court No. 7 rendered a decision upholding Ono’s claim in this matter and ordering AVS and Sogecable to jointly and severally pay approximately EUR 30 million, plus an amount to be determined for the 2007/2008 and 2008/2009 seasons. Sogecable and AVS have appealed this decision. Prisa is optimistic that this order will be overturned on review on the grounds that, inter alia, the disputed payments were approved by the courts in prior proceedings.

Proceedings with collective rights management associations

On March 23, 2006, the collective rights management associations Asociación de Gestión de Derechos Intelectuales (referred to as “AGEDI”) and Artistas Intérpretes o Ejecutantes, Sociedad de Gestión de España (referred to as “AIE”) filed suit against Sogecable and Canal Satélite seeking compensation in connection with intellectual property rights used in connection with Sogecable’s pay television business. Prisa believes that the use of the rights that lead to the suit occurred during a period not covered by the relevant agreement with the associations. The trial was held in June 2007, at which time the court proposed that the parties apply to the European Court of Justice for a preliminary ruling on whether the rights claimed by AGEDI and AIE were compatible with European Community Law. The request for a preliminary ruling was given leave to proceed and Sogecable and Canal Satélite submitted the corresponding pleadings.

On July 24, 2008, AGEDI and AIE, on the one hand, and Sogecable, Canal Satélite and DTS, on the other, reached an agreement whereby the parties undertook to mutually settle all pending actions, including the proceedings referred to in the preceding paragraph.

On October 27, 2007, Sogecable, Canal Satélite and DTS filed a statement of claim against AGEDI and AIE with the former Spanish Competition Authority (now the Spanish National Competition Commission, referred to as the “NCC”) for abuse of their dominant market position. In its statement of accusations, the NCC accused AGEDI and AIE of abusing their dominant market position by unfairly demanding substantially higher fees from Prisa companies than those required of other operators. In the light of these facts, in December 2007 the board of the NCC gave leave for disciplinary proceedings against AGEDI and AIE to proceed. On December 9, 2008, the board of the NCC fined AGEDI and AIE for abuse of their dominant position in the market for management of the intellectual property rights of music recording producers, artists or musicians in Spain.

AGEDI and AIE have also filed suit against Sogecable in Madrid’s Commercial Court No. 6 for the use musical recordings in Cuatro programming. The agreement of July 24, 2008, mentioned above, expressly settled all such claims and precluded further action with respect to this subject matter.

The collective rights management associations AIE and Artistas Intérpretes, Sociedad de Gestión (referred to as “AISGE”) have also filed a claim against Sogecable seeking compensation in connection with intellectual property rights. In 2001, a court partially upheld this claim, and awarded damages against Sogecable in an amount equal to the collective rights management associations’ fees as applied to Sogecable’s revenues in each of the years included in this claim. Sogecable appealed but the appeal was dismissed. Sogecable then appealed the dismissal to the Supreme Court, which granted leave to proceed in 2007. AISGE requested the provisional enforcement of lower court’s decision. On April 7, 2009, the Supreme Court gave leave for the appeal filed by Sogecable to proceed, and ordered, among other things, that AIE and AISGE license their libraries to Sogecable at the same rate applied to other licensees, and that the licensing fees account for the level of use of those libraries by Sogecable. This decision superseded the provisional enforcement requested, and the parties are currently in discussions regarding a possible out-of-court settlement agreement. AIE and AISGE also filed a similar claim against Canal Satélite and DTS. These claims were upheld and the two companies filed appeals at the Provincial Appellate Court, both of which were dismissed. The two companies both appealed to the Supreme Court which has given leave to proceed. The final outcome of the appeals by Canal Satélite and DTS is pending.

In addition, in May 2007 Sogecable, Canal Satélite and DTS filed a complaint against AISGE and AIE at the NCC for abuse of their dominant market position, arising from discriminatory practices in connection with agreements signed with other television operators. In July 2008, the NCC announced the commencement of disciplinary proceedings against AISGE and AIE for possible abuse of their dominant position in the market. On March 5, 2009 the NCC issued a statement of facts in connection with this proceeding. AISGE and AIE have proposed a settlement which is pending approval by the NCC. In 2005, Sociedad General de Autores y Editores (referred to as “SGAE”) filed a complaint in the Court of First Instance of Colmenar Viejo against Canal Satélite and DTS seeking approximately EUR 15 million in connection with certain intellectual property rights used by Canal Satélite and DTS during a period not covered by an agreement with SGAE. The Court of First Instance of Colmenar Viejo found against Canal Satélite and DTS, and the two companies appealed the decision (which was provisionally enforced) and the appeal was dismissed. In October 2007, the two companies appealed the matter to the Supreme Court. In a resolution dated March 16, 2010 the Supreme Court accepted for review the appeal filed by Canal Satélite and DTS although the court has yet to reach a final decision in this matter.

In December 2006, SGAE filed an additional claim against Sogecable demanding payment of the total amount of its fees (without application of the 50% discount provided to new television businesses during the first four years of their activity). The fees in question relate to intellectual property rights used by Sogecable on its free-to-air television channel, Cuatro, which was launched in November 2005. Cuatro uses the frequency of a former Sogecable channel, and SGAE maintains that it was therefore not a new business but a modification of an existing one. Cuatro filed a counterclaim against SGAE contesting the size of the claim. A hearing on this matter was held on October 1, 2008. On March 17, 2010, the Court rendered a decision rejecting SGAE’s claim.

Proceedings between AVS and Mediapro concerning Spanish League Soccer Broadcast Rights

On July 24, 2006, Sogecable, AVS, TVC Multimedia, S.L. and Mediaproducción, S.L. (referred to as “Mediapro”) entered into an agreement to exploit the rights of the Spanish Football League for the 2006/07 and subsequent seasons. Also pursuant to this agreement, Mediapro had the option to become a shareholder of AVS. In consideration for its interest in AVS, Mediapro contributed its contracts for broadcast rights with certain soccer clubs to AVS.

In the July and August of 2007, AVS discontinued transmission of soccer league match broadcasts to Mediapro because of Mediopro’s failure to make payments on more than EUR 50 million of fees due to AVS. AVS subsequently filed a suit against Mediapro on July 3, 2007. Two additional complaints were filed on August 27 and September 12, 2007, alleging Mediapro’s continued breach of the agreement between the parties. The second supplemental suit was accompanied by an application for injunctive relief which was granted by the Madrid Court of First Instance no. 36. The court granted the requested injunction, but required AVS to post a bond of EUR 50 million, secured by Sogecable, S.A., to cover damages in the event that the injunction was improperly requested. This injunction was lifted at the end of the season.

Both AVS and Sogecable have filed claims against Mediapro, and the other parties to the initial contract that have cooperated with Mediapro. The trial was held on November 17 and 19, 2009. In a decision dated March 15, 2010 the court granted the relief requested by AVS and dismissed the counterclaim filed by Mediapro against AVS, Sogecable and TVC. In addition, the Court awarded AVS more than EUR 95 million for unpaid fees and damages caused by Mediapro’s failure to adhere to the terms of the contract. The court’s order also requires Mediapro to supply AVS with the contracts signed with league soccer clubs that should have been initially assigned to AVS, according to the terms of the disputed contract.

Proceedings against F.C. Barcelona

In July 2007 Sogecable, S.A. filed suit against F.C. Barcelona, demanding performance of an agreement, executed in 1999, between the club and Telefónica Media, S.L. (which has since changed its name to Telefónica de Contenidos, S.A.U.). Sogecable, S.A. assumed Telefónica’s rights under this contract in 2003. Pursuant to this agreement, the F.C. Barcelona assigned to Sogecable, among other things, certain payments received by the teams in connection with the teams’ participation in international competitions. The club also filed a counterclaim against Sogecable and Telefónica de Contenidos.

On January 12, 2009, Court of First Instance No. 47 of Barcelona upheld Sogecable’s claims, requiring the club to settle the amounts owed from the 2003/04 season through the 2007/08 season. F.C. Barcelona paid the corresponding amounts through the 2006/07 season to Sogecable. Sogecable requested payment of the amounts corresponding to the 2007/08 season, but the request was rejected by the court. Sogecable has appealed this decision but a final resolution has not been reached. If Sogecable’s appeal is adversely determined, Sogecable may be required to return the above-mentioned payments made by F.C. Barcelona.

NCC proceedings against various participants in the Spanish League Soccer Market, including Sogecable and AVS

On April 8, 2008, the NCC commenced disciplinary proceedings against several companies, including Sogecable, AVS and 39 soccer clubs for anticompetitive activities with regard to the acquisition of broadcasting and exploitation rights for regularly scheduled national soccer events. On August 27, 2008, the NCC filed a statement of the facts as found, summarizing its conclusions in the investigation. On July 10, 2009, the NCC issued its final proposed decision. Sogecable and AVS have filed a response to the proposed decision, but no final decision has been reached as of the date of this proxy statement/prospectus.

Enforcement actions against Sogecable and AVS by the Telecommunications Market Commission

On December 12, 2008 the Telecommunications Market Commission (TMC) issued a disciplinary decision against Sogecable for alleged failure to respond to the TMC’s requests for information in relation to Sogecable’s compliance with the provisions of the Resolution of the Council of Ministers of November 29, 2002. Compliance with these provisions was a condition TMC’s approval of the merger of Vía Digital into Sogecable. The TMC also issued a disciplinary sanction against AVS on the same grounds. Both Sogecable and AVS have filed appeals against those decisions in the administrative courts, the resolution of which remains outstanding.

Proceedings brought by Prisacom against Meristation Magazine, S.L.

In January 2007, Prisacom, S.A. brought a lawsuit against Meristation Magazine, S.L. for the enforcement of the sale and purchase agreement entered into between the parties on January 16, 2002, and the exercise of the purchase option regarding the Internet domain name www.meristation.com. In November 2007, the Court of First Instance held in favor of Prisacom and awarded damages. Meristation Magazine, S.L. appealed in January 2008, and in June 2008 the Court of Appeal upheld the decision, but limiting Prisacom’s remedy to exercise the purchase option on the Internet domain name (www.meristation.com), at the price agreed by the parties in January 2002. The Court of Appeal did not confirm the award of damages. The Court of Appeal also ordered Meristation Magazine to carry out any actions necessary to allow Prisacom to execute the purchase on the terms set out in the original contract. In July 2008, Meristation appealed the Court of Appeal’s decision to the Supreme Court. In early February 2010, the Supreme Court issued a writ dismissing Meristation’s appeal, and ordering Meristation to bear the cost of the proceedings. As of the date of this proxy statement/prospectus, Meristation has not appealed to the Constitutional Court for legal protection.

Certain arrangements necessary in order for Prisacom to acquire the Internet domain name are pending. Prisacom is preparing to take action to enforce the court orders.

In view of the legal proceedings of which Prisa is aware, Prisa believes that financial provisions for third-party liability recognized in accordance with current legislation are sufficient to cover the amount estimated, as of December 31, 2009, as being necessary to meet third-party liability that may arise from existing and potential legal claims and proceedings to which Prisa is party.

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Education
Full consolidation
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Ediciones Santillana, S.A. (Argentina)	1 share
			Ítaca, S.L.	5.00%
			Santillana Ediciones Generales, S.L.	95.00%
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Ítaca, S.L.	0.03%
			Santillana Ediciones Generales, S.L.	99.97%
Avalia Qualidade Educacional Ltda.	Avenida São Gabriel. 201 Andar 14 Cj. 1408-1409. CEP 01435-0001. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	91.00%
Canal de Editoriales, S.A.	Juan Bravo, 38. Madrid	Retail sales	Grupo Santillana de Ediciones, S.L.	99.14%	2/91
Constancia Editores, S.A.	Estrada da Outorela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	Ítaca, S.L.	0.00%
			Santillana Educación, S.L.	100.00%
Distribuidora y Editora Aguilar A.T.A, S.A.	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	Ediciones Grazalema, S.L.	0.01%
			Edicions Obradoiro, S.L.	0.01%
			Edicions Voramar, S.A.	0.01%
			Ítaca, S.L.	5.01%
			Santillana Ediciones Generales, S.L.	94.97%
Distribuidora y Editora Richmond, S.A.	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	Ediciones Grazalema, S.L.	0.10%
			Edicions Obradoiro, S.L.	0.10%
			Edicions Voramar, S.A.	0.10%
			Ítaca, S.L.	4.80%
			Santillana Educación, S.L.	94.90%
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos. Edificio Zulia 1[o]. Caracas. Venezuela	Publishing	Editorial Santillana, S.A. (Venezuela)	100.00%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Seville	Publishing	Ítaca, S.L.	0.02%	2/91
			Santillana Educación, S.L.	99.98%
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	Santillana Educación, S.L.	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	Ítaca, S.L.	5.00%
			Santillana Educación, S.L.	95.00%
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 - 11800. Montevideo. Uruguay	Publishing	Santillana Educación, S.L.	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2[o] B. 15705. Santiago de Compostela	Publishing	Ítaca, S.L.	0.01%	2/91
			Santillana Educación, S.L.	99.99%
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	Ítaca, S.L.	0.01%	2/91
			Santillana Educación, S.L.	99.99%
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Editora Moderna Ltda.	3 shares
			Editora Objetiva, Ltda.	99.96%
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	Santillana Educación, S.L.	100.00%
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Municipio do Rio de Janeiro. Brazil	Publishing	Santillana Ediciones Generales, S.L.	75.00%
Editorial Nuevo México, S.A. de C.V.	Tenayuca No 107. Col Vértiz Narvarte. Mexico City. Mexico	Publishing	Editorial Santillana, S.A. de C.V. (Mexico)	0.00%
			Lanza, S.A. de C.V.	100.00%
Editorial Santillana, S.A. (Colombia)	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	Ediciones Grazalema, S.L.	0.00%
			Edicions Obradoiro, S.L.	0.00%
			Edicions Voramar, S.A.	0.00%
			Ítaca, S.L.	5.10%
			Santillana Educación, S.L.	94.90%
Editorial Santillana, S.A. (Guatemala)	7[a] Avenida 11-11. Zona 9. Guatemala	Publishing	Ítaca, S.L.	0.01%
			Santillana Educación, S.L.	99.99%
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan.	Publishing	Ítaca, S.L.	1.00%
	Boulevard Juan Pablo II. Tegucigalpa. Honduras		Santillana Educación, S.L.	99.00%
Editorial Santillana, S.A. (Dominican Republic)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. Dominican Republic	Publishing	Santillana Educación, S.L.	99.95%
			Other companies Grupo Santillana de Ediciones, S.L.	0.05%
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos. Edificio Zulia 1[o]. Caracas. Venezuela	Publishing	Santillana Educación, S.L.	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	Ítaca, S.L.	0.05%
			Santillana Educación, S.L.	99.95%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Editorial Santillana, S.A. de C.V. (Mexico)	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Publishing	Editorial Nuevo México, S.A. de C.V.	1 share
			Lanza, S.A. de C.V.	100.00%
Grup Promotor D’Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	Promotora de Informaciones, S.A.	0.01%	2/91
			Santillana Educación, S.L.	99.99%
Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60. Madrid	Publishing	Ítaca, S.L.	0.00%	2/91
			Promotora de Informaciones, S.A.	100.00%
Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60. Madrid	Complementary educational services	Santillana Formación, S.L.	52.00%
Ítaca, S.L.	Torrelaguna, 60. Madrid	Book distribution	Grupo Santillana de Ediciones, S.L.	99.98%	2/91
			Promotora de Informaciones, S.A.	0.02%
Lanza, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Creation, development and management of companies	Editorial Santillana, S.A. de C.V. (Mexico)	0.00%
			Santillana Educación, S.L.	100.00%
N. Editorial, S.L.	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	99.99%	2/91
			Promotora de Informaciones, S.A.	0.01%
Richmond Educaçâo, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Richmond Publishing, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Publishing	Editorial Santillana, S.A. de C.V. (Mexico)	0.02%
			Lanza, S.A. de C.V.	99.98%
Salamandra Editorial, Ltda.	Rua Urbano Santos 160. Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	Ítaca, S.L.	0.01%
			Santillana Educación, S.L.	99.99%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	Santillana Educación, S.L.	100.00%
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	Ediciones Santillana, S.A. (Argentina)	0.02%
			Santillana Educación, S.L.	99.98%
Santillana, S.A. (Peru)	Avenida Primavera 2160. Santiago de Surco. Lima. Peru	Publishing	Santillana Educación, S.L.	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	Ítaca, S.L.	1.00%	2/91
			Santillana Educación, S.L.	99.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Santillana de Ediciones, S.A.	Avenida Arce. 2333. La Paz. Bolivia	Publishing	Ítaca, S.L.	0.15%
			Santillana Ediciones Generales, S.L.	0.15%
			Santillana Educación, S.L.	99.70%
Santillana del Pacífico, S.A. de Ediciones	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	Ítaca, S.L.	1 share
			Santillana Educación, S.L.	100.00%
Santillana Ediciones Generales, S.L.	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Ediciones Generales, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Publishing	Lanza, S.A. de C.V.	4.78%
			Santillana Ediciones Generales, S.L.	95.22%
Santillana Educación, S.L.	Torrelaguna, 60. Madrid	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.00%
Santillana Formación, S.L.	Torrelaguna, 60. Madrid	Complementary educational services	Grupo Santillana de Ediciones, S.L.	100.00%	2/91
			Ítaca, S.L.	0.01%
Santillana Formación, S.L. (Colombia)	Calle 73. No 7-31. P8 TO B. Bogotá. Colombia	Consultancy services for the obtainment of quality certification by schools	Distribuidora y Editora Richmond S.A.	1.00%
			Santillana Educación, S.L.	99.00%
Santillana USA Publishing Co. Inc.	2105 NW 86th Avenue. Doral. Florida. US	Publishing	Grupo Santillana de Ediciones, S.L.	100.00%
Uno Educaçâo, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	Editora Moderna, Ltda.	100.00%
			Ítaca, S.L.	1 share
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	Promotora de Informaciones, S.A.	0.10%	2/91
			Santillana Educación, S.L.	99.90%
Proportionate consolidation
Historia para Todos, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	Santillana Ediciones Generales, S.A. de C.V.	50.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

PRESS
EL PAÍS
Full consolidation
Agrupación de Servicios de Internet y Prensa, A.I.E.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	Diario El País, S.L.	93.60%
			Grupo Empresarial de Medios Impresos, S.L.	5.90%
			Prisacom, S.A.	0.50%
Box News Publicidad, S.L. (formerly Box News Comunicación, S.L.)	Gran Vía, 32. Madrid	Advertising services and public relations	Diario El País, S.L.	70.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	30.00%
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	Promotora de Informaciones, S.A.	100.00%	2/91
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	Diario El País, S.L.	88.81%
			Diario El País México, S.A. de C.V.	11.19%
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brazil	Operation of El País newspaper in Brazil	Diario El País, S.L.	99.99%
			Prisa División Internacional, S.L.	0.01%
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City. Mexico	Operation of El País newspaper in Mexico	Diario El País, S. L.	88.82%
			Lanza, S.A. de C.V.	1 share
			Promotora de Informaciones, S.A.	11.18%
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	Diario El País, S.L.	99.99%	2/91
Pressprint, S.L.U.	Miguel Yuste, 40. Madrid	Production, printing, publication and distribution of publishing products in physical and digital format	Diario El País, S.L.	100.00%	2/91

TRADE PRESS
Full consolidation
Diario As, S.L.	Albasanz, 14. Madrid	Publication and operation of As newspaper	Grupo Empresarial de Medios Impresos, S.L.	75.00%	2/91
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32. Madrid	Publication and operation of Cinco Días newspaper	Grupo Empresarial de Medios Impresos, S.L.	100.00%	2/91
			Promotora de Informaciones, S.A.	0.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	Promotora de Informaciones, S.A.	100.00%	2/91
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	Grupo Empresarial de Medios Impresos, S.L.	50.82%
Promotora General de Revistas, S.A.	Julián Camarillo, 29B. Madrid	Publication production and operation of magazines	Grupo Empresarial de Medios Impresos, S.L.	99.96%	2/91
			Promotora de Informaciones, S.A.	0.04%

Equity method
Box News Publicidad, S.L. (formerly Box News Comunicación, S.L.)	Gran Vía, 32. Madrid	Advertising services and public relations	Diario El País, S.L.	70.00%	2/91
			Grupo Empresarial de Medios Impresos, S.L.	30.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

RADIO
RADIO IN SPAIN
Full consolidation
Algarra, S.A.	García Lovera, 3. Cordoba	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	64.64%	194/09
			Unión Radio Servicios Corporativos, S.A.	34.78%
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	99.56%	194/09
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Radio Club Canarias, S.A.	3.33%	194/09
			Radio Murcia, S.A.	3.33%
			Sociedad Española de Radiodifusión, S.L.	93.34%
Cantabria de Medios, S. A	Pasaje de Peña. No 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Propulsora Montañesa, S. A.	100.00%	194/09
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	97.03%	194/09
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	50.00%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Gran Vía Musical de Ediciones, S.L.	Gran Vía, 32. Madrid	Provision of music services	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	93.42%	194/09
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	Ediciones LM, S.L.	40.00%
			Sociedad de Servicios Radiofónicos Unión Radio, S.L.	50.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Onda La Finojosa, S.A.	Limosna, 2. Hinojosa del Duque. Cordoba	Operation of radio broadcasting stations	Algarra, S.A.	100.00%	194/09
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	49.01%	194/09
			Sociedad Española de Radiodifusión, S.L.	16.68%
			Unión Radio Servicios Corporativos, S.A.	34.30%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	46.25%
Propulsora Montañesa, S. A.	Pasaje de Peña. No 2. Interior. 39008. Santander	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	90.07%	194/09
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Radio Murcia, S.A.	100.00%	194/09
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	95.00%	194/09
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	99.32%	194/09
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	83.33%	194/09
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Compañía Aragonesa de Radiodifusión, S.A.	66.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	24.00%
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2[o]A. Pamplona	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	100.00%	194/09
Sociedad de Servicios Radiofónicos Unión Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	Promotora de Informaciones, S.A.	73.49%
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	99.99%	194/09
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	74.60%
Sociedad de Radiodifusión Aragonesa, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6[o] Escalde. Engordany. Andorra	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	100.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	Antena 3 de Radio, S.A.	50.00%
Talavera Visión, S.L.	Plaza Cervantes 6 4[o]. Ciudad Real	Operation of radio broadcasting stations	Valdepeñas Comunicación, S.L.	100.00%
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Algarra, S.A.	0.95%	194/09
			Compañía Aragonesa de Radiodifusión, S.A.	4.14%
			Propulsora Montañesa, S. A.	0.95%
			Radio España de Barcelona, S.A.	1.58%
			Sociedad Española de Radiodifusión, S.L.	71.64%
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	Antena 3 de Radio, S.A.	75.10%
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	Antena 3 de Radio, S.A.	40.00%	194/09
			Sociedad Española de Radiodifusión, S.L.	60.00%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	100.00%	194/09
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	50.00%

Equity method
Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	35.99%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	Sociedad de Servicios Radiofónicos Unión Radio, S.L.	33.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group

INTERNATIONAL RADIO
Full consolidation
Abril, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Inactive	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Iberoamericana Radio Chile, S.A.	100.00%
Aurora, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Inactive	Comercializadora Iberoamericana Radio Chile, S.A.	0.02%
			Iberoamerican Radio Holding Chile, S.A.	99.98%
Blaya y Vega, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Advertising sales	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Radiodifusion Iberoamerican Chile S.A.	100.00%
Caracol, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.05%
Caracol Broadcasting Inc.	2100 Coral Way - Miami 33145 - Florida, US	Operation of radio broadcasting stations	GLR Broadcasting LLC	100.00%
Caracol Estéreo, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	48.15%
			Caracol Estéreo, S.A.	46.79%
			Compañía de Comunicaciones C.C.C. Ltda.	0.00%
			Promotora de Publicidad Radial, S.A.	5.06%
			Radio Mercadeo, Ltda.	0.00%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	GLR Chile Ltda .	99.84%
			Sociedad Española de Radiodifusión, S.L.	0.16%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	43.45%
			Caracol Estéreo, S.A.	11.13%
			Ecos de la Montaña Cadena Radial Andina, S.A.	4.42%
			Sociedad Española de Radiodifusión, S.L.	16.72%
			Promotora de Publicidad Radial, S.A.	19.27%
Compañía de Radios, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Sale of advertising and rental of advertising space	Comercializadora Iberoamericana Radio Chile, S.A.	0.08%
			Iberoamerican Radio Holding Chile, S.A.	99.92%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation and management of TV channels and radio stations	Comercializadora Iberoamericana Radio Chile, S.A.	66.66%
			Iberoamericana Radio Chile, S.A.	33.33%

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group

Comunicaciones Santiago, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Iberoamericana Radio Chile, S.A.	25.00%
			Sociedad Radiodifusora del Norte, Ltda.	75.00%
Consorcio Radial de Panamá, S.A.	Urbanización Obarrio, Calle 54 Edificio Caracol. Panama	Advisory services and commercialisation of services and products in general, and in particular to Green Emerald Business Inc.	Sociedad Española de Radiodifusión, S.L.	100.00%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	Ediciones Santillana, S.A. (Argentina)	0.60%
			GLR Services Inc.	99.40%
Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	76.80%
Emisora Mil Veinte, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	75.72%
Fast Net Comunicaciones, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Telecommunications and radio broadcasting services	Comunicaciones Santiago, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US	Operation of radio broadcasting stations	GLR Services Inc.	100.00%
GLR Chile Ltda	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Caracol, S.A.	0.00%
			Sociedad Española de Radiodifusión, S.L.	100.00%
GLR Colombia, Ltda.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	99.00%
			Prisa División Internacional, S.L.	1.00%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d’Italie. Paris. France	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	40.00%
			Prisa División Internacional, S.L.	20.00%
GLR Networks, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US	Provision of services to radio broadcasting companies	GLR Services Inc.	100.00%
GLR Services Inc.	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US	Provision of services to radio broadcasting companies	Sociedad Española de Radiodifusión, S.L.	100.00%
GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. US	Provision of services to radio broadcasting companies	GLR Broadcasting LLC	100.00%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Sale of advertising	Grupo Latino de Radiodifusion Chile Ltda.	100.00%
			Sociedad Española de Radiodifusión, S.L.	0.00%

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group

Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Holdings and sale of advertising space	Comercializadora Iberoamericana Radio Chile, S.A.	0.00%
			Iberoamericana Radio Chile, S.A.	100.00%
La Voz de Colombia	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	0.01%
			Sociedad Española de Radiodifusión, S.L.	75.64%
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%
			GLR Services Inc.	70.00%
Promotora de Publicidad Radial, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Sociedad Española de Radiodifusión, S.L.	77.04%
Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	Comercializadora Iberoamericana Radio Chile, S.A.	99.00%
			Iberoamericana Radio Chile, S.A.	1.00%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Holdings	Iberoamericana Radio Chile S.A.	100.00%
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	Corporación Argentina de Radiodifusión, S.A.	30.00%
			GLR Services Inc.	70.00%

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Radio Mercadeo, Ltda.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	Caracol, S.A.	29.85%
			Caracol Estéreo, S.A.	0.35%
			Ecos de la Montaña Cadena Radial Andina, S.A.	0.01%
			Emisora Mil Veinte, S.A.	0.35%
			Sociedad Española de Radiodifusión, S.L.	48.40%
			Promotora de Publicidad Radial, S.A.	0.35%
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	Comercializadora Iberoamericana Radio Chile, S.A.	80.00%
			Iberoamericana Radio Chile S.A	20.00%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	Comercializadora Iberoamericana Radio Chile, S.A.	0.10%
			Radiodifusion Iberoamerican Chile S.A.	99.90%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US	Real estate development services	Prisa División Internacional, S.L.	1 share
			Sociedad Española de Radiodifusión, S.L.	99.99%

Proportionate consolidation
Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%
			Sistema Radiópolis, S.A. de C.V.	99.99%
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Radio broadcasting	Sociedad Española de Radiodifusión, S.L.	50.00%
Radio Comerciales, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	0.03%
			Sistema Radiópolis, S.A. de C.V.	99.97%
Radio Melodía, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radio Tapatía, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.01%
			Sistema Radiópolis, S.A. de C.V.	99.99%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.00%
			Sistema Radiópolis, S.A. de C.V.	100.00%
Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	Radio Comerciales, S.A. de C.V.	0.00%
			Xezz, S.A. de C.V.	100.00%
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. Mexico City. Mexico	Operation of radio broadcasting stations	Sociedad Española de Radiodifusión, S.L.	50.00%
Xezz, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	Cadena Radiodifusora Mexicana, S.A. de C.V.	99.00%
			Radio Comerciales, S.A. de C.V.	1.00%

Equity method
El Dorado Broadcasting Corporation	2100 Coral Way. Miami. Florida. US	Development of the Latin radio market in the US	GLR Services INC.	25.00%
Green Emerald Business Inc.	Calle 54. Obarrio No 4. Ciudad de Panamá. Panama	Development of the Latin radio market in Panama	Sociedad Española de Radiodifusión, S.L.	34.95%
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. US	Radio broadcasting	El Dorado Broadcasting Corporation	100.00%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Blvd Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja California. US	Advisory services on business administration and organisation	Sociedad Española de Radiodifusión, S.L.	48.98%

MUSIC
Full consolidation
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Nova Ediciones Musicales, S.A.	1 share
Gran Vía Musical, S.A.S.	Calle 67. No 7 - 37. Piso 7[o]. Bogotá. Colombia.	Provision of music services	Gran Vía Musical de Ediciones, S.L.	100.00%
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
Media Festivals, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	99.97%	194/09
			Nova Ediciones Musicales, S.A.	0.03%
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	Gran Vía Musical de Ediciones, S.L.	70.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	Gran Vía Musical de Ediciones, S.L.	100.00%	194/09
			Promotora de Informaciones, S.A.	1 share
Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows	Gran Vía Musical de Ediciones, S.L.	70.00%
		and events	Nova Ediciones Musicales, S.A.	0.01%
RLM Colombia, S.A.S.	Calle 67. No 7 - 37. Piso 7[o]. Bogotá. Colombia.	Production and organisation of shows and events	RLM, S.A.	100.00%
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organisation of shows and events	Gran Vía Musical de Ediciones, S.L.	70.00%
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	Gran Vía Musical de Ediciones, S.L.	100.00%

(*) Consolidated tax group Sociedad de Servicios Radiofónicos Unión Radio, S.L.: 194/09

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

AUDIOVISUAL
SOGECABLE
Full consolidation
Audiovisual Sport, S.L.	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	Sogecable, S.A.U.	80.00%	2/91
CanalSatélite Digital, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Compañía Independiente de Televisión, S.L.	2 shares	2/91
			Sogecable, S.A.U.	100.00%
Centro de Asistencia Telefónica, S.A.	Campezo, 1. Madrid	Provision of services	Compañía Independiente de Televisión, S.L.	0.39%	2/91
			Sogecable, S.A.U.	99.61%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and exploitation of audiovisual rights	Sociedad General de Cine, S.A.	0.05%	2/91
			Sogecable, S.A.U.	99.95%
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	Compañía Independiente de Televisión, S.L.	90.00%	2/91
			Sogecable, S.A.U.	10.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Compañía Independiente de Televisión, S.L.	0.00%	2/91
			Sogecable, S.A.U.	100.00%
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. No 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	Grupo Latino de Publicidad Colombia, Ltda.	1.00%
			Promotora de Actividades Audiovisuales de Colombia, Ltda.	1.00%
			Sogecable, S.A.U.	53.00%
Sociedad General de Cine, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Production and management of audiovisual rights	Compañía Independiente de Televisión, S.L.	0.00%	2/91
			Sogecable, S.A.U.	100.00%
Sogecable, S.A.U	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of TV activities	Promotora de Informaciones, S.A.	100.00%	2/91
Sogecable Editorial, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	Compañía Independiente de Televisión, S.L.	0.07%	2/91
			Sogecable, S.A.U.	99.93%
Sogecable Media, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	Sogecable, S.A.U.	100.00%	2/91
Sogepaq, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and distribution of audiovisual rights	Sociedad General de Cine, S.A.	0.00%	2/91
			Sogecable, S.A.U.	100.00%
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital TV services	DTS, Distribuidora de Televisión Digital, S.A.	100.00%	2/91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Equity method
Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalogue sales	Sogecable, S.A.U.	25.00%
Canal + Investment Inc.	Beverly Hills. California. US	Film production	Sogecable, S.A.U.	60.00%
Compañía Independiente de Noticias de TV, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	Sogecable, S.A.U.	50.00%

LOCAL TELEVISION
Full consolidation
Axarquía Visión, S.A.	Paseo de Reding, 7. Malaga	Provision of local television services	Málaga Altavisión, S.A.	80.00%
Canal 4 Navarra, S.L.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Canal 4 Navarra Digital, S.A.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	Canal 4 Navarra, S.L.	100.00%	2/91
Collserola Audiovisual, S.L.	Plaza Narcis Oller. No 6 1[o]. 1[a]. 08006. Barcelona	Provision of local television services	Legal Affairs Consilium, S.L.	92.00%	2/91
			Promotora de Emisoras de Televisión, S.A.	0.50%
Comunicación Radiofónica, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Comunicaciones y Medios Audiovisuales Tele Alcalá, S.L.	Encomienda, 33. Alcalá de Henares. Madrid	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Legal Affairs Consilium, S.L.	Plaza Narcis Oller. No 6 1[o]. 1[a]. 08006. Barcelona	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Localia TV Madrid, S.A.	Gran Vía, 32. Madrid	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
			Promotora de Emisoras, S.L	1 share
Localia TV Valencia, S.A.	Don Juan de Austria 3. 46002. Valencia	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Málaga Altavisión, S.A.	Paseo de Reding, 7. Malaga	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	87.24%	2/91
Marbella Digital Televisión, S.A.	Paseo de Reding, 7. Malaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	61.45%
Productora Audiovisual de Mallorca, S.A.	Puerto Rico, 15. Palma de Mallorca	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	99.84%	2/91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Productora de Comunicación Toledo, S.A.	Carreteros, 1. Toledo	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Productora de Televisión de Córdoba, S.A.	Amatista s/n. Polígono El Granadall. Cordoba	Provision of local television services	Localia TV Madrid, S.A.	0.01%	2/91
			Promotora de Emisoras de Televisión, S.A.	99.99%
Productora Digital de Medios Audiovisuales, S.A.	Juan de la Cierva, 72. Polígono Industrial Prado Regordoño. Móstoles. Madrid	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Productora Extremeña de Televisión, S.A.	J. M. R. “Azorín”. Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	66.00%
Promociones Audiovisuales Sevillanas, S.A.	Rafael González Abreu, 3. Seville	Production and broadcasting of videos and TV programmes	Promotora de Emisoras de Televisión, S.A.	100.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
Promotora Audiovisual de Zaragoza, S.L.	Emilia Pardo Bazán, 18. Zaragoza	Provision of local television services	Localia TV Madrid, S.A.	0.10%	2/91
			Promotora de Emisoras de Televisión, S.A.	99.90%
Promotora de Emisoras, S.L.	Gran Vía, 32. Madrid	Radio broadcasting services	Promotora de Informaciones, S.A.	100.00%	2/91
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of TV channels	Promotora de Emisoras, S.L.	75.00%	2/91
			Promotora de Informaciones, S.A.	25.00%
Telecomunicaciones Antequera, S.A.	Aguardenteros, 15. Antequera. Malaga	Provision of local television services	Málaga Altavisión, S.A.	100.00%	2/91
Televisión Ciudad Real, S.L.	Ronda Carmen, 4. Ciudad Real	Production, broadcasting, publication and distribution of all manner of communication media and advertising activities	Promotora de Emisoras de Televisión, S.A.	75.10%	2/91
Televisión, Medios y Publicidad, S.L.	Quitana, 38. Alicante	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91
TV Local Eivissa, S.L.	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	Promotora de Emisoras de Televisión, S.A.	100.00%	2/91

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Equity method
Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	Calle País Valenciano 5. Ciudad Real	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	33.33%
Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for TV	Promotora de Emisoras de Televisión, S.A.	49.00%
Televisión Digital de Baleares, S.L.	Avenida Setze de Juliol, 53. Palma de Mallorca	Provision of local television services	Promotora de Emisoras de Televisión, S.A.	0.09%
			Televisión, Medios y Publicidad, S.L.	39.91%

MEDIA CAPITAL
Full consolidation
Agenciamiento e Produçao de Espectáculos, Lda. (EVENTOS SPOT )	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Production and promotion of concerts and musical events in Portugal and abroad	Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	50.00%
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. No 144/156 - 6[o] Dto. 1250-146. Lisbon. Portugal	Creation, development, translation and adaptation of texts and ideas for television programmes, films, entertainment, advertising and theatre	Plural Entertainment Portugal, S.A.	100.00%
Chip Audiovisual, S.A.	Coso, 100. Planta 3[a] puerta 4-50001. Zaragoza	Audiovisual productions for TV	Factoría Plural, S.L.	50.00%
Desenvolvimento de Sistemas de Comunicaçao, S.A. (MEDIA CAPITAL TECHNOLOGIES)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Development, maintenance and commercial operation of computer hardware and programs; management of multimedia content (images, sound, text and data)	Media Global, SGPS, S.A. (MEGLO)	100.00%
Editora Multimédia, S.A. (MULTIMEDIA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	Media Global, SGPS, S.A. (MEGLO)	100.00%
Emissoes de Radiodifusao, S.A. (REGIONAL RADIO OF LISBON)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting	Media Capital Rádios, S.A (MCR II)	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc.)	Plural Entertainment Portugal, S.A.	100.00%
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	Plural Entertainment Portugal, S.A.	100.00%
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	51.00%
Grupo Media Capital, SGPS, S.A.	Rua Mário Castelhano no 40. Queluz de Baixo. Portugal	Holdings	Vertix, SGPS, S.A	94.69%
Kimberley Trading, S.A. (KIMBERLEY)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Media Global, SGPS, S.A. (MEGLO)	100.00%
Lúdicodrome Editora Unipessoal, Lda	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sale (mail order, telephone or other) of goods and services disseminated via catalogues, magazines, newspapers, printed or audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Música e Entretenimento, S.A (MCME)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Capital Produçoes — Investimentos, SGPS, S.A.	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Holdings	Media Capital Produçoes, S.A. (MCP)	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Media Capital Rádios, S.A (MCR II)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programmes	Media Global, SGPS, S.A. (MEGLO)	100.00%
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Holdings	Grupo Media Capital, SGPS, S. A.	100.00%
Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. No 17 A. 1249-028. Lisbon. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia production and commercial exploitation thereof	Media Global, SGPS, S.A.(MEGLO)	90.00%
NBP Brasil, S.A.	Rua Padre Adelino. No 758, 3[o] andar, Quarta Parada. CEP 03303-904. Brazil	Inactive	Media Capital Produçoes - Investimentos, SGPS, S.A.	0.01%
			Plural Entertainment Portugal, S.A.	99.99%
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%	2/91
Plural Entertainment Inc.	1680 Michigan Avenue. Suite 730. Miami Beach. US	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3[o] Dt. 1000-184. Lisbon. Portugal	Production of video and film, organisation of shows, rental of sound and lighting, advertising, sales and representation of registered videos	Media Capital Produçoes - Investimentos, SGPS, S.A.	100.00%
Produçao de Eventos, Lda. (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theatre and literary magazines	Media Capital Música e Entretenimento, S.A (MCME)	100.00%
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1[o] Izquierda. 28010. Madrid	Inactive	Plural Entertainment Portugal, S.A.	100.00%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional TV channel for the Canary Islands	Plural Entertainment España, S.L.	40.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting, production of audio or video advertising spots Advertising, production and recording of discs. Development and production of radio programmes	Media Capital Rádios, S.A (MCR II)	100.00%
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	100.00%
Promoçao de Projectos de Media, S.A. (UNIDIVISA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory, promotion, supply, marketing and distribution of media goods and services)	Media Global, SGPS, S.A. (MEGLO)	100.00%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting in the areas of programme production and transmission	Media Capital Rádios, S.A (MCR II)	100.00%
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting in the areas of programme production and transmission	Radio Comercial, S.A. (COMERCIAL)	100.00%
Rede Teledifusora Independente, S.A. (RETI)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Installation, management and operation of the telecommunication network or networks including transport, signal transmission for TV, radio, computer data, etc.	Televisao Independente, S.A. (TVI)	100.00%
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organisations	Media Global, SGPS, S.A. (MEGLO)	100.00%
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. No 181. 4100-479. Porto. Portugal	Services, publication and sale of electronic goods and services Media publication, production and distribution activities	Editora Multimédia, S.A. (MULTIMÉDIA)	100.00%
Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for TV	Plural Entertainment España, S.L.	40.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Sociedade de Produçao e Ediçao Audiovisual, Lda. (FAROL MÚSICA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	Media Capital Música e Entretenimento, S.A (MCME)	100.00%
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Performance of any TV-related activity such as the installation, management and operation of any TV channel or infrastructure	Kimberley Trading, S.A. (KIMBERLEY)	100.00%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	100.00%	2/91
Vertix, SGPS, S.A	Rua de las Amoreiras, 107. Lisbon. Portugal	Holdings	Promotora de Informaciones, S.A.	100.00%

Equity method
Empresa Europeia de Produçao de Documentários, Lda. (NANNOK)	Avenida Elias García 57 - 7[o]. 1000-148. Lisbon. Portugal	Advertising, production, sale and distribution of storage media and other multimedia content	Plural Entertainment Portugal, S.A.	26.00%
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	Estádio Dr. Magalhaes Pessoa. 2400-000. Leiria. Portugal	Football team management	Media Global, SGPS, S.A. (MEGLO)	20.16%

Proportionate consolidation
Plural — Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	Plural Entertainment España, S.L.	50.00%

DIGITAL
Full consolidation
Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	Prisacom, S.L.	60.00%
Prisacom, S.L.	Gran Vía, 32. Madrid	Provision of internet services	Oficina del Autor, S.L.	1 share	2/91
			Promotora de Informaciones, S.A.	100.00%

PRINTING
Full consolidation
Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	Grupo Empresarial de Medios Impresos, S.L.	0.00%	2/91
			Promotora de Informaciones, S.A.	100.00%

Equity method
Altamira, S.A.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Dédalo Heliocolor, S.A.	100.00%	225/04
Bidasoa Press, S.L.	Calle Malilla No 134. 46026. Valencia	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Prisaprint, S.L.	40.00%
Dédalo Heliocolor, S.A.	Ctra. Nacional II. Km. 48, 500 Polígono Industrial No I. 19171. Cabanillas del Campo. Guadalajara	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Dédalo Offset, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Seville	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04
Gráficas Integradas, S.A.	Calle Camino de los Afligidos S/N. Alcalá de Henares. Madrid	Printing of publishing products	Dédalo Heliocolor, S.A.	100.00%	225/04
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	Dédalo Grupo Gráfico, S.L.	100.00%	225/04

DISTRIBUTION
Full consolidation
Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Cronodís Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta /R2. 19171. Cabanillas del Campo. Guadalajara	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	95.00%
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	Grupo Cronos Distribución Integral, S.L.	65.00%
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9. 45007. Toledo	Distribution and sale of publishing products	Grupo Cronos Distribución Integral, S.L.	79.50%
Gelesa Gestión Logística, S.L.	Almanaque No 5. Polígono Fin de Semana. 28022. Madrid	Distribution of publications	Grupo Cronos Distribución Integral, S.L.	100.00%
Grupo Cronos Distribución Integral, S.L.	Almanaque No 5. Polígono Fin de Semana. 28022. Madrid	Distribution and sale of publishing products	Redprensa, S.L.U.	50.00%
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	Promotora de Informaciones, S.A.	100.00%	2/91

Equity method
Beralán, S.L.	Igarategi Industrialdea. No 58. 20130. Urnieta. Guipúzcoa	Distribution of publishing products	Redprensa, S.L.U.	22.25%
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana -Carreño. 33438. Asturias	Distribution of publishing products	Redprensa, S.L.U.	24.70%
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	Redprensa, S.L.U.	33.66%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91
(*) Consolidated tax group Dédalo Grupo Gráfico, S.L.: 225/04

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Diserpe, S.R.L.U.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	Val Disme, S.L.	100.00%
Distribuciones Papiro, S.L.	C/Pasteur 15. Polígono Industrial El Montalbo. 37008 Salamanca	Distribution of publishing products	Redprensa, S.L.U.	25.14%
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 1. Polígono Industrial La Juaida. Viator. Almeria	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Cordobesa de Medios Editoriales, S.L.	Calle Prolongación Ingeniero Torres Quevedo s/n. Polígono Industrial de la Torrecilla. 14013. Cordoba	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 79-81. 15199. Culleredo. A Coruña	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Distribuidora Extremeña de Publicaciones, S.L.	Polígono Industrial Prado. Calle Valencia 14. 06800 Mérida. Badajoz	Distribution of publishing products	Distrimedios, S.L.	70.00%
Distribuidora Jienense de Publicaciones, S.L.	Polígono Industrial Los Olivares. Calle 5. Parcela 526. Jaén	Distribution of publishing products	Distrimedios, S.L.	100.00%
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Distrimedios, S.L.	Agricultura. Parcela D-10 (P. Empresarial). Jeréz. Cadiz	Distribution of publishing products	Redprensa, S.L.U.	29.00%
Marina BCN Distribucions, S.L. (fomerly Marina Press Distribuciones, S.L.)	Calle E. No 1. Esquina Calle 6 (Sector E). 08040. Barcelona	Distribution of publishing products	Redprensa, S.L.U.	30.00%
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A. 21610. San Juan del Puerto. Huelva	Distribution of publishing products	Distrimedios, S.L.	70.00%
Souto, S.L.	Polígono Industrial Oceao, Calle Da Industria, 107. 27003. Lugo	Distribution of publications	Distribuidora de Publicaciones Boreal, S.L.	100.00%
Suscripciones de Medios Editoriales, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407. Jeréz de la Frontera. Cadiz	Distribution of publishing products	Distrimedios, S.L.	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108. Alcobendas. Madrid	Distribution of publications	Beralán, S.L.	8.14%
			Cirpress, S.L.	8.14%
			Distribuciones Papiro, S.L.	8.14%
			Distribuidora de Publicaciones Boreal, S.L.	8.14%
			Distrimedios, S.L.	8.14%
			Grupo Cronos Distribución Integral, S.L.	8.14%
			Marina Press Distribuciones, S.L.	8.14%
			Val Disme, S.L.	8.14%
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	Redprensa, S.L.U.	23.75%

MEDIA ADVERTISING SALES
Full consolidation
Gerencia de Medios, S.A.	Gran Vía, 32. Madrid	Contracting of advertising exclusives	Promotora de Informaciones, S.A.	100.00%	2/91
			Redprensa, S.L.U.	0.01%
Prisa Innova, S.L.	Gran Vía, 32. Madrid	Management of promotional products and services	Diario El País, S.L.	0.05%	2/91
			Gerencia de Medios, S.A.	99.95%
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	Gerencia de Medios, S.A.	99.97%	2/91
			Promotora de Informaciones, S.A.	0.03%

OTHER
Full consolidation
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	Prisa División Internacional, S.L.	100.0%
Oficina del Autor, S.L.	Gran Vía, 32. Madrid	Management of publishing rights and author representation	Prisacom, S.A.	1 share	2/91
			Promotora de Informaciones, S.A.	100.0%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	Grupo Santillana de Ediciones, S.L.	0.0%	2/91
			Promotora de Informaciones, S.A.	100.00%
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	Grupo Empresarial de Medios Impresos, S.L.	0.00%	2/91
			Promotora de Informaciones, S.A.	100.0%
Prisa Finance (Netherlands) BV	Gran Vía, 32. Madrid	Holdings in and financing of companies	Promotora de Informaciones, S.A.	100.0%
Prisa Inc.	5300 First Union Financial Centre. Miami. Florida. US	Management of companies in the US and North America	Prisa División Internacional, S.L.	100.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix I

Companies Included in the Scope of Consolidation: December 2009

				December 2009
			Company Holding the	Percentage of	Tax
Company	Registered Office	Line of Business	Ownership Interest	Ownership	Group (*)

Promotora de Actividades América 2010, S.L.	Gran Vía, 32. Madrid	Production and organisation of activities and projects marking the bicentenary of American Independence	Promotora de Informaciones, S.A.	99.00%	2/91
			Prisa División Internacional, S.L.	1.00%
Promotora de Actividades América 2010 Colombia, Ltda.	Carrera 9. No 74-08. Oficina 504. Bogotá. Colombia	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	98.33%
			Prisa División Internacional, S.L.	1.67%
Promotora de Actividades América 2010 — México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. Mexico City. Mexico	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	Promotora de Actividades América 2010, S.L.	100.00%
			Prisa División Internacional, S.L.	1 share
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23 . Bogotá. Colombia	Production and distribution of audiovisual content	Prisa División Internacional, S.L.	99.00%
			Promotora de Informaciones, S.A.	1.00%

(*) Consolidated tax group Promotora de Informaciones, S.A.: 2/91

Appendix II

KEY FINANCIAL AGGREGATES OF THE COMPANIES
ACCOUNTED FOR USING THE EQUITY METHOD

	December 2009				December 2008
	Total		Operating	Net Profit	Total		Operating	Net Profit
Investee	Assets	Equity	Income	(Loss)	Assets	Equity	Income	(Loss)

RADIO
RADIO IN SPAIN
Radio Jaén, S.L.	1,671	1,437	1,376	(94)	2,050	1,530	1,750	72
Unión Radio del Pirineu, S.A.	588	417	469	84	541	334	524	105
INTERNATIONAL RADIO
El Dorado Broadcasting Corporation	416	(1,184)	—	—	423	(1,198)	—	7
Green Emerald Business Inc.	1,034	(1,718)	647	(256)	1,202	(1,484)	731	(286)
WSUA Broadcasting Corporation	3,775	(3,671)	312	(381)	3,920	(3,329)	290	(173)
W3 Comm Concesionaria, S.A. de C.V.	1,009	(694)	460	45	1,024	(834)	463	(435)

AUDIOVISUAL
SOGECABLE
Canal Club de Distribución de Ocio y Cultura, S.A.	5,845	5,446	14,139	788	5,795	4,909	18,097	279
Canal + Investment Inc.	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Compañía Independiente de Noticias de TV, S.L.	12,398	(5,673)	37,459	(303)	10,845	(5,371)	38,269	(900)

LOCAL TELEVISION
Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	1,455	(130)	n/a	(451)	1,607	322	n/a	(93)
Riotedisa, S.A.	386	(478)	n/a	(84)	490	(394)	61	(173)
Televisión Digital de Baleares, S.L.	n/a	1,176	n/a	(12)	1,202	1,176	—	(5)

MEDIA CAPITAL
Empresa Europeia de Produçao de Documentários, Lda. (Nannok)	n/a	n/a	n/a	n/a	442,500	(123,868)	n/a	n/a
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	n/a	n/a	n/a	n/a	8,726	3,357	4,552	(1,966)
PRINTING
Dédalo Grupo Gráfico, S.L. y sociedades dependientes	224,934	(47,502)	97,680	(34,047)	254,932	(13,301)	118,097	(26,320)
DISTRIBUTION
Beralán, S.L.	16,063	6,456	140,726	2,604	13,675	4,652	142,901	1,665
Cirpress, S.L.	6,223	1,845	30,336	609	5,608	1,543	31,037	751
Dima Distribución Integral, S.L.	500	500	—	—	n/a	—	—	—
Diserpe, S.R.L.U.	1,038	573	3,423	128	1,126	568	4,294	322
Distribuciones Papiro, S.L.	5,390	1,997	52,072	600	6,562	1,392	58,250	691
Distribuciones Ricardo Rodríguez, S.L.	3,466	175	26,934	295	4,436	246	30,962	596
Distribuidora Almeriense de Publicaciones, S.L.	2,606	418	14,808	138	3,126	427	16,606	299
Distribuidora Cordobesa de Medios Editoriales, S.L.	4,496	151	22,375	143	4,640	85	23,876	150
Distribuidora de Publicaciones Boreal, S.L.	17,275	7,931	39,917	566	16,876	7,461	43,070	746
Distribuidora Extremeña de Publicaciones, S.L.	10,252	1,605	34,634	557	12,114	1,438	37,081	696
Distribuidora Jienense de Publicaciones, S.L.	1,956	331	12,273	36	2,159	286	13,844	15
Distrigalicia, S.L.	6,547	2,314	27,874	475	6,499	1,808	30,311	336
Distrimedios, S.L.	36,492	3,053	99,960	2,077	22,506	2,607	111,080	2,731
Marina BCN Distribucions, S.L. (formerly Marina Press Distribuciones, S.L.)	28,727	5,727	140,235	1,161	17,581	4,566	141,899	1,493
Prensa Serviodiel, S.L.	1,779	277	11,863	275	2,079	122	12,206	302
Souto, S.L.	2,230	827	8,478	129	2,114	697	8,904	221
Suscripciones de Medios Editoriales, S.L.	2,014	440	5,861	90	4,771	316	7,164	174
Trecedis, S.L.	13,351	2,853	168,656	190	14,801	2,613	160,849	162
Val Disme, S.L.	25,019	6,188	154,426	1,102	24,222	5,139	168,456	1,900

Promotora de
Informaciones, S.A.
(Prisa) and
Subsidiaries

Consolidated Condensed Financial Statements for the six months ended June 30, 2010

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Condensed consolidated balance sheets as of June 30, 2010 and December 31, 2009 and condensed consolidated income statements, of recognized income and expense, of changes in equity and cash flows for the six months ended June 30, 2010 and 2009

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS AT 30 JUNE 2010 AND 31 DECEMBER 2009

	Notes	06/30/10	12/31/09
	(Thousands of euros)

ASSETS
A) NON-CURRENT ASSETS		6,434,052	6,420,766
I. PROPERTY, PLANT AND EQUIPMENT	3	341,048	345,754
III. GOODWILL	4	4,325,147	4,319,603
IV. INTANGIBLE ASSETS	5	358,398	365,670
V. NON-CURRENT FINANCIAL ASSETS	6	58,191	57,218
VI. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD		29,202	13,644
VII. DEFERRED TAX ASSETS		1,317,841	1,313,820
VIII. OTHER NON-CURRENT ASSETS		4,225	5,057

B) CURRENT ASSETS		1,659,906	1,514,898
I. INVENTORIES		223,057	218,066
II. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services		1,060,754	991,723
2. Receivable from associates		16,853	16,077
3. Receivable from public authorities		86,080	56,463
4. Other receivables		257,905	221,645
6. Allowances		(78,908)	(78,704)

		1,342,684	1,207,204

III. CURRENT FINANCIAL ASSETS		3,068	6,593
IV. CASH AND CASH EQUIVALENTS		90,872	82,810
V. OTHER CURRENT ASSETS		225	225
C) ASSETS HELD FOR SALE		250,812	257,388

TOTAL ASSETS		8,344,770	8,193,052

EQUITY AND LIABILITIES
A) EQUITY		1,568,283	1,373,019

I. SHARE CAPITAL		21,914	21,914
II. OTHER RESERVES		825,536	833,697
III. ACCUMULATED PROFIT		488,548	403,478
— From prior years		427,666	352,999
— For the year: Profit attributable to the Parent		60,882	50,479
IV. TREASURY SHARES		—	(3,044)
V. EXCHANGE DIFFERENCES		29,361	(1,561)
VI. NON CONTROLLING INTEREST		202,924	118,535
B) NON-CURRENT LIABILITIES		2,259,010	2,351,466

I. NON-CURRENT BANK BORROWINGS	7	1,743,582	1,917,963

II. NON-CURRENT FINANCIAL LIABILITIES	7	359,831	249,538

III. DEFERRED TAX LIABILITIES		45,458	72,799

IV. LONG-TERM PROVISIONS		93,524	90,150

V. OTHER NON-CURRENT LIABILITIES		16,615	21,016
C) CURRENT LIABILITIES		4,321,788	4,263,133

I. TRADE PAYABLES		1,127,246	1,181,437
II. PAYABLE TO ASSOCIATES		15,998	10,955
III. OTHER NON-TRADE PAYABLES		102,109	107,693
IV. CURRENT BANK BORROWINGS	7	2,752,330	2,796,362
V. CURRENT FINANCIAL LIABILITIES		3,708	3,295
VI. PAYABLE TO PUBLIC AUTHORITIES		283,986	124,288
VII. PROVISIONS FOR RETURNS		6,815	9,417
VIII. OTHER CURRENT LIABILITIES		29,596	29,686
D) LIABILITIES HELD FOR SALE		195,689	205,434

TOTAL EQUITY AND LIABILITIES		8,344,770	8,193,052

The accompanying Notes 1 to 13 are an integral part of the
Condensed Consolidated Balance Sheets at 30 June 2010.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED INCOME STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2010 AND 2009

	Notes	06/30/10	06/30/09
	(Thousands of euros)

Revenues		1,516,487	1,655,411
Other income		60,811	22,271

OPERATING INCOME		1,577,298	1,677,682
Cost of materials used		(568,707)	(653,873)
Staff costs	8	(306,229)	(310,315)
Depreciation and amortisation charge		(83,118)	(92,626)
Outside services		(409,760)	(414,650)
Variation in operating allowances		(9,895)	(20,249)
Other expenses		(3,552)	(3,448)

OPERATING EXPENSES		(1,381,261)	(1,495,161)

PROFIT FROM OPERATIONS		196,037	182,521

Finance income		4,451	9,708
Finance costs		(81,064)	(117,411)
Changes in value of financial instruments		(5,654)	(3,728)
Exchange differences (net)		(3,741)	(2,625)

FINANCIAL LOSS		(86,008)	(114,056)

Result of companies accounted for using the equity method		(461)	(4,607)
Loss from other investments		(2,966)	(3,064)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS		106,602	60,794

Income tax		(28,580)	(27,634)

PROFIT FROM CONTINUING OPERATIONS		78,022	33,160

Loss after tax from discontinued operations		(87)	(1,974)

CONSOLIDATED PROFIT FOR THE YEAR		77,935	31,186

Profit attributable to non controlling interests		(17,053)	(3,961)

PROFIT ATTRIBUTABLE TO THE PARENT		60,882	27,225

BASIC EARNINGS PER SHARE (in euros)		0.28	0.12

The accompanying Notes 1 to 13 are an integral part of the
Condensed Consolidated Income Statements for the six months ended 30 June 2010

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
FOR THE SIX MONTHS ENDED 30 JUNE 2010 AND 2009

	06/30/10	06/30/09
	(Thousands of euros)

PROFIT FOR THE YEAR	77,935	31,186

Net income recognized directly in equity	52,386	26,067
Arising from translation differences	52,386	26,067

TOTAL INCOME AND EXPENSE RECOGNISED IN THE YEAR	130,321	57,253

Attributable to the parent company	93,701	47,542
Attributable to non controlling interest	36,620	9,711

The accompanying Notes 1 to 13 are an integral part of the Condensed Consolidated Statements of Recognized
Income and Expense for the six months ended 30 June 2010 and 2009

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE SIX MONTHS ENDED 2010 AND 2009

				Reserves for
				First-Time	Prior Years’			Accumulated	Equity	Non
	Share	Share		Application	Accumulated	Treasury	Exchange	Profit	Attributable to	Controlling
	Capital	Premium	Reserves	of IFRSs	Profit	Shares	Differences	for the Year	the Parent	Interests	Total Equity
	(Thousands of euros)

Balance at 31 December 2008	21,914	112,665	738,924	(72,364)	315,979	(24,726)	(18,422)	82,996	1,156,966	101,270	1,258,236

Treasury share transactions
— Delivery of treasury shares						290			290		290
— Sale of treasury shares						40			40		40
— Purchase of treasury shares						(383)			(383)		(383)
— Reserves for treasury shares			14,284			(13,936)			348		348
Distribution of 2008 profit
— Directors’ remuneration
— Dividends
— Reserves			37,161		45,835			(82,996)
Income and expense recognised in equity
— Translation differences					9,343		10,974		20,317	5,750	26,067
— Profit for 2009								27,225	27,225	3,961	31,186
Other					(3,370)				(3,370)	2,443	(927)
Changes in non controlling interest
— Dividends paid during the year										(5,093)	(5,093)
— Due to changes in scope of consolidation										(395)	(395)
— Due to changes in percentage of ownership
Balance at 30 June 2009	21,914	112,665	790,369	(72,364)	367,787	(38,715)	(7,448)	27,225	1,201,433	107,936	1,309,369

				Reserves for
				First-Time	Prior Years’			Accumulated	Equity	Non
	Share	Share		Application	Accumulated	Treasury	Exchange	Profit	Attributable to	Controlling
	Capital	Premium	Reserves	of IFRSs	Profit	Shares	Differences	for the Year	the Parent	Interests	Total Equity
	(Thousands of euros)

Balance at 31 December 2009	21,914	112,665	793,370	(72,338)	352,999	(3,044)	(1,561)	50,479	1,254,484	118,535	1,373,019

Treasury share transactions
— Delivery of treasury shares						510			510		510
— Sale of treasury shares						2,542			2,542		2,542
— Purchase of treasury shares
— Reserves for treasury shares			8			(8)
Distribution of 2009 profit
— Directors’ remuneration
— Dividends
— Reserves			(7,682)		58,161			(50,479)
Income and expense recognised in equity
— Translation differences					1,897		30,922		32,819	19,567	52,386
— Profit for 2010								60,882	60,882	17,053	77,935
Changes in ownership interest in subsidiaries					19,199				19,199		19,199
Other			(163)	(323)	(4,591)				(5,077)	(15,298)	(20,375)
Changes in non controlling interest
— Dividends paid during the year										(9,623)	(9,623)
— Due to changes in scope of consolidation
— Due to changes in percentage of ownership										72,690	72,690
Balance at 30 June 2010	21,914	112,665	785,533	(72,661)	427,665	0	29,361	60,882	1,365,359	202,924	1,568,283

The accompanying Notes 1 to 13 are an integral part of the Condensed Consolidated Statements of Changes in Equity for the six months ended 30 June 2010 and 2009.

PROMOTORA DE INFORMACIONES, S.A. AND SUBSIDIARIES

CONDENSED CONSOLIDATED CASH FLOWS STATEMENTS FOR THE SIX MONTHS ENDED 30 JUNE 2010 AND 2009

	06/30/10	06/30/09
	(Thousands of euros)

PROFIT BEFORE TAX FROM CONTINUING OPERATIONS	106,602	60,794

Depreciation and amortisation charge	96,450	116,208

Changes in working capital	(169,374)	(110,187)
Inventories	(2,369)	(1,818)
Accounts receivable	(125,188)	(170,523)
Accounts payable	(48,807)	64,584
Other current assets	6,990	(2,430)

Income tax recovered (paid)	(14,905)	(9,850)

Other profit adjustments	85,096	94,018
Sale of assets	86,008	114,054
Financial results	—	(2,453)
Other adjustments	(912)	(17,583)

CASH FLOWS FROM OPERATING ACTIVITIES	103,869	150,983

Recurrent investments	(66,569)	(55,431)
Investments in intangible assets	(43,847)	(43,583)
Investments in property, plant and equipment	(22,722)	(11,848)
Investments in non-current financial assets	(12,175)	(1,118)
Proceeds from disposals	—	8,579
Investments in non-current financial assets	455	26,591

CASH FLOWS FROM INVESTING ACTIVITIES	(78,289)	(21,379)

Proceeds and payments relating to equity instruments	2,850	(343)
Proceeds relating to financial liability instruments	68,336	101,426
Payments relating to financial liability instruments	(286,749)	(137,840)
Dividends and returns on other equity instruments paid	(1,834)	(2,147)
Interest paid	(61,192)	(88,982)
Other cash flow from financing activities	(22,887)	(17,031)
Proceeds from sales of minority interests	278,619	—

CASH FLOWS FROM FINANCING ACTIVITIES	(22,857)	(144,917)

Effect of foreign exchange rate changes	5,338	3,000

CHANGE IN CASH FLOWS IN THE YEAR	8,062	(12,314)

Cash and cash equivalents at beginning of year	82,810	49,432

Cash and cash equivalents at end of period	90,872	37,118

The accompanying Notes 1 to 13 are an integral part of the Condensed Consolidated Cash Flow Statements for the six months ended 30 June 2010 and 2009

PROMOTORA DE INFORMACIONES, S.A. (PRISA) AND SUBSIDIARIES

Notes to the Condensed Consolidated Financial Statements for the six months ended June 30, 2010

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2010

(1)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2010

The financial statements of Grupo Prisa for the first half of 2010 have been prepared in accordance with International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board, which do not differ from IFRS as adopted by the European Union, taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

The condensed consolidated financial statements for the six months ended June 30, 2010 are presented in accordance with IAS 34 regarding interim financial reporting and have been prepared by the Company’s directors as of July 15, 2010, as required by the Royal Decree 1362/2007.

In accordance with IAS 34, the interim financial reporting is prepared in order to update the latest approved consolidated financial statements, highlighting the new activities, events and circumstances that have taken place during the first six month of the year and avoiding the repetition of information previously reported in the consolidated financial statements for 2009. In order to correctly understand the information included in this condensed consolidated financial statements for the six months ended June 30, 2010, they must be read in conjunction with the consolidated financial statements for 2009.

The IFRS are applied in the preparation of the consolidated financial information of the Group. The financial statements of individual companies that are part of the Group are prepared and presented in accordance with accounting standards in each country.

In accordance with IAS 8, the accounting and valuation rules applied by the Group are applied uniformly in all transactions, events and concepts, in the first half of 2010 and 2009.

The accounting policies and standards used to prepare this condensed consolidated financial statements for the six months ended June 30, 2010 are the same that the ones used to prepare the consolidated financial statements for 2009, but for several standards and interpretations that came into force during the first half of 2010. These standards have not had any material effect on the financial statements of the Group, but for the application of the IAS 7, amended by IAS 27, in relation with the classification of the cash flow resulting from operations with minority shareholders in the Group companies which do not imply a change in the control. According to this standard, €279 million have been classified in “Cash flow from financing activities”, instead of in “Cash flow from investing activities”. This standard did not have any impact in the consolidated financial statements for the first six months ended June 30, 2009.

Regarding the optional early implementation of other International Financial Reporting Standards that have been issued but are not yet effective, the Group has decided not to exercise any of these options.

There is no accounting principle or criteria of valuation, having a significant effect on the consolidated financial statements that the Group has failed to apply.

During the first half of 2010 there have been no significant changes in the estimates made at the end of 2009.

The condensed consolidated financial statements for the six months ended June 30, 2010 are unaudited.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(2)	CHANGES IN THE GROUP STRUCTURE

Subsidiaries:

In February 2010, Sociedad General de Televisión Cuatro, S.A. was created, 100% owned by Sogecable, S.A.U., as a consequence of the demerger of the business operations of the free-to-air TV (Cuatro).

Also in February 2010, Agenciamento e Produçao de Espectáculos, Lda. (Eventos Spot), a company belonging to Grupo Media Capital, SGPS, S.A., was sold.

In March 2010, CanalSatélite Digital, S.L. merged with DTS, Distribuidora de Televisión Digital, S.A.

In April 2010, Ediciones El País (Chile) Limitada was created, 99% owned by Ediciones El País, S.L. and 1% owned by Grupo Empresarial de Medios Impresos, S.L.

Also in April 2010, Sogecable, S.A.U. acquired 50% of Compañía Independiente de Noticias de TV, S.L. bringing its stake to 100%. This company ceased to be consolidated by the equity method to become fully consolidated.

Associates:

In March 2010, Dima Distribución Integral, S.L. acquired 100% of the following companies: Distribución de Prensa por Rutas, S.L., Comercial de Prensa Siglo XXI, S.A. and Logintegral Distribución Madrid, S.L.U.

Also, in March 2010, Grupo Cronos Distribución Integral, S.L. sold 100% of the company Gelesa Gestión Logística, S.L. to Dima Distribución Integral, S.L., lowering Prisa’s effective stake in Gelesa Gestión Logística, S.L. by 16.34%. Gelesa Gestión Logística, S.L. ceased to be fully consolidated and is now accounted for under the equity method.

Also in March 2010, Distribuidora Digital de Libros, S.A., was created, 26.66% owned by Santillana Ediciones Generales, S.L.

In June 2010, the company Diserpe, S.R.L.U. merged with Val Disme, S.L.

Also in June 2010, Prisa, through Sogecable S.A.U., reached a 30.9% stake in V-me Media Inc., the fourth largest TV operator in the Hispanic market in North America.

Significant agreements reached by the Group:

In April 2010 Prisa agreed on the sale of 25% of Santillana to DLJ South American Partners LP. This operation has led to a cash inflow of EUR 279 million. The transaction valued the publishing group at EUR 1,116 million.

The sale of 44% of pay-TV Digital + to Telefónica and Telecinco, and the integration of the free-to-air TV operations Cuatro and Telecinco, will be carried out upon completion of revisions and when the necessary approvals are obtained.

(3)	PROPERTY, PLANT AND EQUIPMENT

Additions to the Group’s consolidated financial statements under “Property, Plant and Equipment” during the first half of 2010 totaled EUR 22,722 thousand, corresponding mainly to:

1. Digital set-top boxes and cards (EUR 8,258 thousand) from investments made by Sogecable in the iPlus, a next-generation decoder.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Plant and machinery (EUR 6,191 thousand) from investments made by Sogecable for broadcasts in high definition and by Media Capital for providing television services.

3. Advances and property, plant and equipment in the course of construction (EUR 3,315 thousand), mainly from the building works of a general and technical nature being carried out in the building on Gran Vía 32, Madrid.

(4)	GOODWILL

Additions to goodwill during the first half of 2010 are due mainly to exchange rate variations.

(5)	INTANGIBLE ASSETS

Additions to the Group’s consolidated financial statements under “Intangible Assets” during the first half of 2010 amounted to EUR 43,847 thousand and are derived mainly from subscriber contracts and installation (EUR 16,517 thousand), prototypes (EUR 16,978 thousand) and IT applications (EUR 5,111 thousand).

(6)	FINANCIAL ASSETS

The detail of “Non-current Financial Assets” and “Current Financial Assets” is as follows:

	Thousands of euros
	Non-current Financial		Current Financial		Total Financial
	Assets		Assets		Assets
	06/30/10	12/31/09	06/30/10	12/31/09	06/30/10	12/31/09

Loans and receivables	17,555	15,288	—	—	17,555	15,288
Held-to-maturity investments	17,773	13,855	1,146	2,166	18,919	16,021
Available-for-sale financial assets	22,863	28,075	1,922	4,427	24,785	32,502

Total	58,191	57,218	3,068	6,593	61,259	63,811

(7)	FINANCIAL LIABILITIES

The detail of the “Non-current Financial Liabilities” and “Current Financial Liabilities”, including the bank borrowings, is as follows:

	Thousands of euros
	Non-current Financial		Current Financial		Total Financial
	Liabilities		Liabilities		Liabilities
	06/30/10	12/31/09	06/30/10	12/31/09	06/30/10	12/31/09

Bank borrowings	1,743,582	1,917,963	2,752,330	2,796,362	4,495,912	4,714,325
Derivatives	13,600	16,446	3,201	2,330	16,801	18,776
Other financial liabilities	346,231	233,092	507	965	346,738	234,057

Total	2,103,413	2,167,501	2,756,038	2,799,657	4,859,451	4,967,158

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Bank borrowings:

The detail, in thousand of euros, of the bank borrowings at June 30, 2010, stand as follows:

	Drawn-down amount	Drawn-down amount
	maturing at short	maturing at long
	term	term

Syndicated loan and credit facility to Prisa	135,522	1,441,998
Bridge loan to Prisa	1,758,188	—
Subordinated credit facility to Prisa	—	134,000
Syndicated loan and credit facility to Sogecable	637,500	112,500
Other	221,120	55,084

Total	2,752,330	1,743,582

In December 2007, Prisa signed a bridge loan to finance the takeover bid for Sogecable, for a period of six months, at market reference rates. The bridge loan was initially signed with HSBC and was subsequently syndicated with five other financial institutions. The bridge loan has undergone a number of modifications. On April 19, 2010, Prisa signed a refinancing master agreement with its creditor banks by which the maturity date of the bridge loan was extended until 19 May, 2013, provided that the Group complies with certain conditions before 30 July 2010.

Prisa has negotiated with its lenders with the objective of modifying the established calendar of the debt restructuring process to match the necessary period to obtain the required authorizations and approvals, both from the CNMV and the US SEC and from the General Shareholders Meetings of Prisa and Liberty, in order to complete the business combination with Liberty. On July 29, 2010, Prisa’s lenders granted the extension for the maturity of the bridge loan until November 30, 2010.

The Group has negotiated with the creditor banks of the syndicated loan and credit facility of Sogecable to adapt the maturity dates corresponding to the financial year 2010 to the expected schedule for the closing of the Sogecable’s sale of assets process.

As of August 5, 2010 Sogecable has obtained a new payment schedule for its financial debt obligation for 2010.

With the funds from the sale in April 2010 of the 25% of Santillana to DLJ South American Partners LP, the debt to credit institutions has been reduced to EUR 217,435 thousand.

Other financial liabilities:

The heading “Non-current Financial Liabilities — Other financial Liabilities” includes, as of June 30, 2010, EUR 117,654 thousand corresponding to the liability recorded as a result of the obligation generated by the annual preferred dividend guaranteed to DLJ South American Partners LP equal to 7% of its investment in Santillana. The amount of the liability is the present value of the perpetual preferred stock dividend.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	OPERATING EXPENSES

The average number of employees at the Group and its breakdown by gender is as follows:

	06/30/10	06/30/09

Men	7,694	7,927
Women	6,822	7,346

Total	14,516	15,273

(9)	BUSINESS SEGMENTS

The breakdown of the consolidated revenues of the Group based on the geographical location of the companies that gave rise to them is as follows:

	Thousands of euros
	06/30/10	06/30/09

Internal market	1,131,583	1,303,567
Exports:	384,904	351,844
a) European Union	99,792	105,774
b) OECD countries	57,359	51,468
c) Other countries	227,753	194,602

Total	1,516,487	1,655,411

Prisa’s operations are divided into four main businesses:

•	Audiovisual, which obtains revenue mainly from the subscribers to the Digital+ platform, the broadcasting of advertising and audiovisual production.

•	Education, which includes primarily the sale of general publishing and educational books and the sale of training; and

•	Radio, the main source of revenue from which is the broadcasting of advertising and, in addition, the organization and management of events and the provision of other supplementary services;

•	Press, which groups together mainly the activities relating to the sale of newspapers and magazines, advertising and promotions;

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information about these businesses for the periods ended at June 30, 2010 and at June 30, 2009 is presented below (in thousands of euros):

	Operating income
	from external		Operating income		Total Operating
	customers		between segments		income
	06/30/10	06/30/09	06/30/10	06/30/09	06/30/10	06/30/09

Audiovisual	853,716	980,899	6,418	5,804	860,134	986,703
Education	299,118	276,221	945	2,161	300,063	278,382
Radio	192,833	175,811	4,637	6,837	197,470	182,648
Press	118,597	167,090	87,590	45,860	206,187	212,950
Other	113,034	77,661	(60,382)	(10,141)	52,652	67,519
(-) Adjustments and elimination of ordinary income between segments	—	—	(39,208)	(50,521)	(39,208)	(50,521)

Total	1,577,298	1,677,682	—	—	1,577,298	1,677,681

	Profit before tax
	from continuing
	operations
	06/30/10	06/30/09

Audiovisual	50,427	42,412
Education	32,277	20,299
Radio	30,608	23,744
Press	11,413	11,239
Other	2,186	8,417

Total profit for the segments reported	126,911	106,111

(+/-) Elimination of internal profits (between segments)	(48,976)	(74,925)
(+/-) Corporate taxes and/or profits from discontinued operations	28,667	29,608

Total	106,602	60,794

(10)	EVENTS AFTER THE BALANCE SHEET DATE

In the process of strengthening its capital structure, in May 2010 Prisa filed its Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission, as part of the transaction agreed between Liberty Acquisition Holdings Corp. (Liberty) and Prisa, which incorporated certain amendments to the agreement of March 5, 2010.

On August 4, 2010, Prisa has updated the agreement reached with Liberty Acquisition Holdings Corp, amending the terms by means of which Prisa will acquire 100% of Liberty share capital. The new agreement includes a mix of Prisa shares and cash to deliver to holders of Liberty common stock and warrants, the commitment of institutional investors that will guarantee to invest up to $450 million, and the issuance of Warrants of Prisa to the existing shareholders of Prisa.

Per each Liberty share, Prisa will deliver 1.5 Prisa class A ordinary shares, 3.0 class B convertible shares and $0,50 in cash coming form Liberty funds. Liberty warrants holders will receive 0.45 Prisa Class A ordinary shares and $0.90 in cash also coming from Liberty funds.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of the new transaction, each current Prisa shareholder will receive 1.1 warrant per share which will entitle holders to purchase one Prisa A ordinary share per warrant with a strike price of 2€ and will expire after 3 years and 6 months from the date of their issuance. This issuance of warrants could be substituted by a cash capital increase according to the conditions authorised by the pertinent regulatory entities.

It is expected that after completion of the business combination, the existing controlling shareholder group of Prisa will hold in excess of 30% of the outstanding Prisa ordinary shares, after giving effect to the conversion of all convertible shares and to the issuance and exercise of all warrants expected to be issued to existing Prisa shareholders. Besides there is no agreement between the existing Liberty shareholders nor between them and the investors who have committed to underwrite the operation.

Prisa has negotiated with its lenders with the objective of modifying the established calendar of the debt restructuring process to match the necessary period to obtain the required authorizations and approvals, both from the CNMV and the US SEC and from the General Shareholders Meetings of Prisa and Liberty, in order to complete the business combination with Liberty. On July 29, 2010, Prisa’s lenders granted the extension for the maturity of the bridge loan until November 30, 2010.

The Group has negotiated with the creditor banks of the syndicated loan and credit facility of Sogecable to adapt the maturity dates corresponding to the financial year 2010 to the expected schedule for the closing of the Sogecable’s sale of assets process.

As of August 5, 2010 Sogecable has obtained a new payment schedule for its financial debt obligation for 2010.

(11)	RELATED PARTY TRANSACTIONS

The transactions performed with related parties in the six months ended June 30, 2010 and in 2009 were as follows (in thousand of euros):

	06/30/10		06/30/09
		Group employees,		Group employees,
	Directors and	companies or	Directors and	companies or
	executives	entities	executives	entities

Services received	7,183	23,433	4,516	35,851
Other expenses	7,182	—	12,031	—

Total expenses	14,365	23,433	16,547	35,851

Finance income	—	263	—	679
Provision of services	—	1,606	—	8,644

Total income	—	1,869	—	9,323

All related party transactions have taken place under market conditions.

Transactions with directors and executives:

The aggregate amount of EUR 7,183 thousand is mainly derived from the following services provided indirectly by Prisa’s Directors to the Group companies:

1. Legal advisory services in various proceedings of various kinds (contentious-administrative, civil, commercial and arbitration) and legal advice on various issues to Prisa and Sogecable, S.A.U. by Cortés Abogados through Tescor Profesionales Asociados, S.L.P, amounting to EUR 6,926 thousand.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2. Services provided by to Diario As, S.L. by Luis Cortés Dominguez, brother of the Director Matías Cortés Domínguez, as counsel in several court cases, amounting to EUR 80 thousand, through Tescor Profesionales Asociados, S.L.P.

3. Legal advisory services provided to Sogecable, S.A.U. by Gregorio Marañón y Bertran de Lis, amounting to EUR 100 thousand.

4. Legal advisory services and strategic consulting related to the television businesses, provided to Sogecable, S.A.U. by Javier Díez de Polanco, amounting to EUR 60 thousand.

The aggregate amount of EUR 7,182 thousand included the remuneration received by directors (see Note 12) and executives.

The aggregate remuneration of executives is the one earned by those who report directly to the chief executive (members of the Business Management Committee and the Corporate Committee) who have a working relationship with Prisa and other Group companies, in addition to the remuneration received by the Director of Internal Audit of Prisa.

The total remuneration earned by the senior executives of Prisa in the six months ended June 30, 2010 was EUR 3,504 thousand (EUR 3,453 thousand in the six months ended June 30, 2009).

Transactions with persons, companies or entities of the Group:

The aggregate amount of EUR 23,433 thousand includes mainly the printing services provided by Dédalo Grupo Gráfico, S.L. to Prisa companies.

The aggregate amount of EUR 263 thousand corresponds to the interest accrued in the first half of 2010 on financing operations referred afterwards.

The aggregate amount of EUR 1,606 thousand euros covers services provided by various subsidiaries of Sogecable, S.A.U. to the Sogecable owned company Canal Club de Distribución de Ocio y Cultura, S.A.

The detail of other transactions performed with related parties in the six months ended June 30, 2010 and in 2009 is as follows (in thousand of euros):

	06/30/10			06/30/09
		Group employees,			Group employees,
	Significant	companies or	Other related	Significant	companies or	Other related
	shareholders	entities	parties	shareholders	entities	parties

Financing agreements: loans	—	99,743	—	—	97,396	—
Guarantees provided	—	130,000	28,763	—	70,000	27,685

The aggregate amount of EUR 99,743 thousand corresponds to the following:

1. Loans amounting to EUR 92,359 thousand, granted by Prisaprint, S.L., a company owned by Prisa, to Dédalo Grupo Gráfico, S.L. or companies in which Dédalo holds a stake, as a result of financing operations, as well as accrued and unpaid interest.

2. Loans amounting to EUR 2,490 thousand, granted by Diario El País, S.L., a company owned by Prisa, to Distribuciones Aliadas, S.A and Norprensa, SA, companies in which Dédalo Grupo Gráfico, S.L. holds a stake.

3. Loans amounting to EUR 4,894 thousand euros, granted by Sociedad Española de Radiodifusión, S.L. and W3 Comm Inmobiliaria, S.A. de C.V. to their subsidiary companies W3 Comm Concesionaria, S.A. de C.V. and Green Emerald Business Inc.

PROMOTORA DE INFORMACIONES, S.A. (PRISA)
AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additionally, Prisa acts as guarantor of Dédalo Grupo Gráfico, S.L., regarding its syndicated loan agreement signed on February 8, 2008, for a maximum amount of EUR 130,000 thousand.

Prisa also acts as guarantor for banks loans and credit facilities granted to Iberbanda, S.A., to the amount of EUR 28,763 thousand.

(12)	REMUNERATION AND OTHER BENEFITS OF DIRECTORS

In the six months ended June 30, 2010 and 2009, the consolidated companies paid the following amounts in respect of remuneration to Prisa’s Board members:

	Thousands of euros
	06/30/10	06/30/09

Fixed remuneration	1,320	1,839
Variable remuneration	1,070	1,539
Attendance fees	1,019	1,395
Bylaw-stipulated directors’ emoluments	180	217
Other	89	3,588

Total	3,678	8,578

(13)	ONGOING LITIGATIONS AND CLAIMS

In March 2010 the Court of First Instance n o 36 of Madrid ordered Mediapro to pay 105 million euros to AVS, a subsidiary of Sogecable, plus 31 million in interest and court costs as well as to return to AVS the football-broadcast rights corresponding to the First and Second Divisions of the Spanish League. Following Mediapro’s filing for bankruptcy protection, AVS asked the administrators appointed by the court to return said broadcasting rights.

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Dédalo Grupo Gráfico, S.L.
Madrid, Spain

We have audited the accompanying consolidated balance sheet of Dédalo Grupo Gráfico, S.L. and Subsidiaries (the “Company”) as of December 31, 2008, and the related consolidated income statement, consolidated statement of recognised income and expense, consolidated statement of changes in equity, and consolidated statement of cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards as issued by the IASB (IFRS-IASB).

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(h) to the consolidated financial statements, the Company’s recurring losses from operations and stockholders’ capital deficiency raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2(h) to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Deloitte, S.L.
Deloitte, S.L.
Madrid-Spain
May 7, 2010

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009, 2008 AND 2007

	Notes	12/31/09(*)	12/31/08	12/31/07(*)
	(Thousands of euros)

ASSETS
A) NON-CURRENT ASSETS		146,525	159,320	198,923
I. INTANGIBLE ASSETS	Note 5
1. Industrial Property		1	3	8
2. Computer software		488	514	806

		489	517	814
II. PROPERTY, PLANT AND EQUIPMENT	Note 6
1. Land		5,345	5,345	2,958
2. Buildings and structures		28,401	29,125	25,439
3. Plant		11,446	12,400	10,587
4. Machinery and tools		77,528	81,719	90,238
5. Other fixtures and furniture		649	768	878
6. Other items of property, plant and equipment		1,482	1,505	1,052
7. Advances and property, plant and equipment in the course of construction		442	7,195	5,849

		125,293	138,057	137,001
III. NON-CURRENT FINANCIAL ASSETS
1. Other financial assets	Note 10	313	316	417

		313	316	417
IV. DEFERRED TAX ASSETS	Note 13	20,430	20,430	20,430
V. GOODWILL ON CONSOLIDATION	Note 7	—	—	40,261
B) CURRENT ASSETS		37,736	54,939	47,019

I. NON-CURRENT ASSETS HELD FOR SALE		3,588	3,588	—
II. INVENTORIES	Note 8	7,865	9,927	11,482
III. TRADE AND OTHER RECEIVABLES
1. Trade receivables for sales and services	Note 10	17,645	17,894	21,733
2. Receivable from related parties	Notes 10 and 15	6,703	11,715	10,757
3. Loans to employees	Note 10	10	96	374
4. Sundry accounts receivable	Note 10	79	10	19
5. Other accounts receivable from public authorities	Note 13	390	2,485	1,764

		24,827	32,200	34,647
IV. CURRENT FINANCIAL ASSETS
1. Other financial assets	Note 10	—	151	154

		—	151	154
V. CURRENT PREPAYMENTS AND ACCRUED INCOME		42	125	125
VI. CASH AND CASH EQUIVALENTS
1. Cash		1,414	8,506	569
2. Cash equivalents		—	442	42

		1,414	8,948	611

TOTAL ASSETS		184,261	214,259	245,942

(*)	Unaudited figures

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009, 2008 AND 2007

	Notes	12/31/09(*)	12/31/08	12/31/07(*)
	(Thousands of euros)

EQUITY AND LIABILITIES
A) EQUITY	Note 11	(88,006)	(57,202)	11,877

A-1) SHAREHOLDERS’ EQUITY		(88,006)	(57,202)	11,877

I. SHARE CAPITAL		28,458	28,458	28,458
II. SHARE PREMIUM		91,085	91,085	91,085
III. PRIOR YEARS’ LOSSES		(176,483)	(119,302)	(59,663)
IV. CONSOLIDATION RESERVES		844	12,742	17,455
V. RESERVES FOR FIRST-TIME APPLICATION OF IFRSs		(1,106)	(1,106)	(1,106)
VI. LOSS FOR THE YEAR		(30,804)	(69,079)	(64,352)
B) NON-CURRENT LIABILITIES		222,032	210,378	115,153

I. NON-CURRENT PAYABLES TO RELATED PARTIES	Notes 12 and 15	95,981	95,814	62,490
II. NON-CURRENT PAYABLES
1. Bank borrowings	Note 12	113,982	104,567	43,040
2. Obligations under finance leases	Note 9	72	449	2,267
3. Derivatives	Note 12	5,600	3,094	—

		119,654	108,110	45,307
III. DEFERRED TAX LIABILITIES	Note 13	6,151	6,151	6,898
IV. DEFERRED REVENUE	Note 12	246	303	405
V. OTHER LIABILITIES		—	—	53
C) CURRENT LIABILITIES		50,235	61,083	118,912

I. CURRENT PAYABLES TO RELATED PARTIES	Notes 12 and 15	1,716	1,364	14,751
II. CURRENT PAYABLES
1. Bank borrowings	Note 12	16,782	24,641	36,218
2. Obligations under finance leases	Note 9	374	2,626	2,979
3. Other financial liabilities	Note 12	632	3,206	2,628

		17,788	30,473	41,825
III. TRADE AND OTHER PAYABLES
1. Payable to suppliers and sundry accounts payable	Note 12	23,016	24,115	24,848
2. Payable to suppliers — related parties	Notes 12 and 15	820	594	629
3. Other accounts payable to public authorities	Note 13	3,279	2,339	2,792
4. Remuneration payable	Note 12	3,616	2,198	4,324
5. Provisions	Note 12	—	—	29,743

		30,731	29,246	62,336

TOTAL EQUITY AND LIABILITIES		184,261	214,259	245,942

(*)	Unaudited figures

The accompanying Notes 1 to 17 and Appendix I are an integral part of the consolidated balance sheets at
December 31, 2009, 2008 and 2007.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS FOR 2009, 2008 AND 2007

	Notes	2009(*)	2008	2007(*)
	(Thousands of euros)

A) CONTINUING OPERATIONS
1. Revenue	Note 14	97,455	117,431	146,445
2. Cost and expenses		(37,389)	(44,562)	(62,466)
3. Other operating income
a) Non-core and other current operating income		115	472	1,539

		115	472	1,539
4. Staff costs
a) Wages, salaries and similar expenses		(34,761)	(37,810)	(67,137)
b) Employee benefit costs	Note 14	(9,636)	(10,289)	(13,092)

		(44,397)	(48,099)	(80,229)
5. Other operating expenses
a) Outside services, taxes other than income tax and other current operating expenses	Notes 9 and 14	(20,198)	(24,188)	(38,290)
b) Losses on, impairment of and change in allowances for trade receivables		(1,192)	(55)	(215)

		(21,390)	(24,243)	(38,505)
6. Depreciation and amortization charge
a) Intangible assets	Note 5	(263)	(560)	(741)
b) Property, plant and equipment	Note 6	(14,593)	(14,489)	(16,261)

		(14,856)	(15,049)	(17,002)
7. Impairment and gains or losses on disposals of non-current assets	Note 6	(123)	(3,087)	(5,378)
8. Impairment of goodwill on consolidation	Note 7	—	(40,261)	(278)

A.1) LOSS FROM OPERATIONS		(20,585)	(57,398)	(55,874)

8. Finance income
a) From marketable securities and other financial instruments		54	336	39

		54	336	39
9. Finance costs
a) On debts to related parties	Note 15	(1,020)	(1,761)	(1,240)
b) On debts to third parties		(6,739)	(7,900)	(7,356)
c) Loss on derivatives		(2,506)	(3,094)	—

		(10,265)	(12,755)	(8,596)
10. Exchange differences		(8)	(9)	(7)

A.2) FINANCIAL LOSS		(10,219)	(12,428)	(8,564)

A.3) LOSS BEFORE TAX		(30,804)	(69,826)	(64,438)

11. Income tax	Note 13	—	747	86

A.4) LOSS FOR THE YEAR		(30,804)	(69,079)	(64,352)

(*)	Unaudited figures

The accompanying Notes 1 to 17 and Appendix I are an integral part of the consolidated income statements for 2009, 2008 and 2007.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE FOR 2009, 2008 AND 2007

	2009(*)	2008	2007(*)
	(Thousands of euros)

A) Consolidated loss per income statement	(30,804)	(69,079)	(64,352)
B) Total income and expense recognized directly in consolidated equity	—	—	—
C) Total transfers to profit or loss	—	—	—

TOTAL RECOGNIZED INCOME AND EXPENSE	(30,804)	(69,079)	(64,352)

(*)	Unaudited figures

The accompanying Notes 1 to 17 and Appendix I are an integral part of the consolidated statements of recognized income and expense for 2009, 2008 and 2007.

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR 2009, 2008 AND 2007

				Reserves for
				first-time
		Share	Consolidation	application of	Prior years’	Loss for
	Share capital	premium	reserves	IFRSs	losses	the year	Total
	(Thousands of euros)

A. BALANCE AT DECEMBER 31, 2006 (**)	28,458	91,085	8,328	—	(25,055)	(25,481)	77,335

I. Impact due to transition to IFRS	—	—	—	(1,106)	—	—	(1,106)

B. ADJUSTED BALANCE AT DECEMBER 31, 2006	28,458	91,085	8,328	(1,106)	(25,055)	(25,481)	76,229

I. Total recognized income and expense	—	—	—	—	—	(64,352)	(64,352)
II. Other changes in equity	—	—	9,127	—	(34,608)	25,481	—

C. BALANCE AT DECEMBER 31, 2007(*)	28,458	91,085	17,455	(1,106)	(59,663)	(64,352)	11,877

I. Total recognized income and expense	—	—	—	—	—	(69,079)	(69,079)
II. Other changes in equity	—	—	(4,713)	—	(59,639)	64,352	—

D. BALANCE AT DECEMBER 31, 2008	28,458	91,085	12,742	(1,106)	(119,302)	(69,079)	(57,202)

I. Total recognized income and expense	—	—	—	—	—	(30,804)	(30,804)
II. Other changes in equity	—	—	(11,898)	—	(57,181)	69,079	—

E. BALANCE AT DECEMBER 31, 2009(*)	28,458	91,085	844	(1,106)	(176,483)	(30,804)	(88,006)

(*)	Unaudited figures

(**)	Obtained from the consolidated financial statements at December 31, 2006, prepared according to Spanish generally accepted accounting principles in force (Royal Decree 1643/1990 December, 20, 1990).

The accompanying Notes 1 to 17 and Appendix I are an integral part of the consolidated statements of changes in equity for 2009, 2008 and 2007

DÉDALO GRUPO GRÁFICO, S.L. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR 2009, 2008 AND 2007

	2009(*)	2008	2007(*)
	(Thousands of euros)

A) CASH FLOWS FROM OPERATING ACTIVITIES
1. Loss for the year before tax	(30,804)	(69,826)	(64,438)
2. Adjustments for:
a) Depreciation and amortization charge	14,856	15,049	17,002
b) Impairment losses on goodwill	—	40,261	278
c) Impairment losses	1,192	55	215
d) Changes in provisions	—	(29,796)	29,488
e) Gains/Losses on derecognition and disposal of non-current assets	123	3,087	5,378
f) Finance income	(54)	(336)	(39)
g) Finance costs	10,265	12,755	8,596
h) Exchange differences	8	9	7
i) Recognition of grants in profit or loss	(57)	(102)	(97)

	26,333	40,982	60,828
3. Changes in working capital
a) Inventories	2,062	1,555	3,817
b) Trade and other receivables	6,173	2,392	7,409
c) Trade and other payables	1,381	(3,786)	(12,684)
d) Other non-current assets and liabilities	—	—	(849)

	9,616	161	(2,307)
4. Other cash flows from operating activities
a) Interest paid	(5,660)	(7,490)	(6,902)
b) Interest received	54	336	39

	(5,606)	(7,154)	(6,863)

Cash flows from operating activities	(461)	(35,837)	(12,780)

B) CASH FLOWS FROM INVESTING ACTIVITIES
5. Payments due to investment
a) Intangible assets	(235)	(263)	(86)
b) Property, plant and equipment	(4,786)	(20,417)	(23,071)
c) Other financial assets	—	(183)	(160)

	(5,021)	(20,863)	(23,317)
6. Proceeds from disposal
a) Property, plant and equipment	2	4	13

b) Other financial assets	154	287	—

	156	291	13
Cash flows from investing activities	(4,865)	(20,572)	(23,304)

C) CASH FLOWS FROM FINANCING ACTIVITIES
7. Proceeds and payments relating to financial liability instruments
a) Issue of
1. Bank borrowings	560	130,143	—
2. Borrowings from Group companies and associates	—	32,000	52,062

	560	162,143	52,062
b) Repayment of
1. Bank borrowings	(2,768)	(83,825)	(15,755)
2. Borrowings from Group companies and associates	—	(13,572)	—

	(2,768)	(97,397)	(15,755)
Cash flows from financing activities	(2,208)	64,746	36,307

D) NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(7,534)	8,337	223

Cash and cash equivalents at beginning of year	8,948	611	388
Cash and cash equivalents at end of year	1,414	8,948	611

(*)	Unaudited figures

The accompanying Notes 1 to 17 and Appendix I are an integral part of the consolidated statements of cash flows for 2009, 2008 and 2007.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 (UNAUDITED), 2008 (AUDITED) AND 2007 (UNAUDITED).

1.  SUBSIDIARIES AND ASSOCIATES

Dédalo Grupo Gráfico, S.L. was incorporated on November 26, 2003 and its registered office is located in Pinto (Madrid), at Pinto to Fuenlabrada road, km 20.800. Its business activities include, inter alia, the management of printing companies.

In addition to the business activities carried on directly by the Company, Dédalo Grupo Gráfico, S.L. heads a group of subsidiaries. Therefore, in addition to its own individual financial statements, Dédalo presents consolidated financial statements for the Group.

The subsidiaries of Dédalo Grupo Gráfico, S.L. carry on the following activities, in accordance with their company object: (i) printing of texts, (ii) copying of texts, and (iii) mechanical binding.

These consolidated financial statements are presented in thousands of euros as this is the currency of the main economic area in which the Group operates. Foreign operations are accounted for in accordance with the policies described in Note 4-k.

2.  BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a)	Application of International Financial Reporting Standards (IFRSs)

The Group’s consolidated financial statements for 2009 were prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which do not differ from IFRSs as adopted by the European Union according to Regulation (EC) No 1606/2002 of the European Parliament and Council taking into account all mandatory accounting policies and rules and measurement bases with a material effect, as well as the alternative treatments permitted by the relevant standards in this connection.

In accordance with IFRSs, the following should be noted in connection with the scope of application of International Financial Reporting Standards and the preparation of these consolidated financial statements of the Group:

•	IFRSs are applied in the preparation of the consolidated financial information for the Group. In accordance with IFRSs, the consolidated financial statements of the Group include the following:

•	Consolidated balance sheet.

•	Consolidated income statement.

•	Consolidated statement of recognized income and expense.

•	Consolidated statement of changes in equity.

•	Consolidated statement of cash flows.

•	As required by IAS 8, uniform accounting policies and measurement bases were applied by the Group for like transactions, events and items in 2009, 2008 and 2007.

The Group’s consolidated financial statements for 2009 were prepared in accordance with IFRSs for the first time. Consequently, in accordance with IFRS 1, in preparing the comparative financial statements for 2008 and 2007, the Company applied the IFRSs in force at 2009 year-end, except for the exemptions permitted by the aforementioned standard (see Note 2-b).

In this respect, the Group applied early the new wording of IFRS 1 issued by the International Accounting Standards Board, applicable to the years beginning on or after July 1, 2009.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In 2009 a revision of IAS 1 “Presentation of Financial Statements” has been performed. Pursuant to the revision of IAS 1, the Group has chosen the option of presenting the income and expenses in two separate statements (an income statement and a statement of recognized income and expense).

The group consolidated financial statements for 2009, 2008 and 2007 were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. At the date of preparation of these consolidated financial statements, the standards and interpretations or amendments thereto published by the IASB and adopted by the European Union, having both not yet come into force because their effective date is subsequent to the date of the consolidated financial statements and which the Group decided not to apply early are as follows:

Standards, amendments		Obligatory application in the
and interpretations		years beginning on or after (*)

Approved for use in the EU

Revision of IFRS 3	Business Combinations	July 1, 2009
Amendments to IAS 27	Changes in Ownership Interests	July 1, 2009
Amendments to IAS 39	Eligible Hedged Items	July 1, 2009
Amendments to IAS 32	Classification of Rights Issues	February 1, 2010
IFRIC 17	Distributions of Non-cash Assets to Owners	November 1, 2009
IFRIC 18	Transfers of Assets from Customers	November 1, 2009

Not yet approved for use in the EU
IFRS 9	Financial Instruments: Classification and Measurement	January 1, 2013
2009 Improvements to IFRS	Non-urgent amendments to IFRSs	Various (mainly January 1, 2010)
Amendments to IFRS 2	Share-based Payment Transactions among Group Entities	January 1, 2010
Revision of IAS 24	Related Party Disclosures	January 1, 2011
Amendments to IFRIC 14	Prepayments of a Minimum Funding Requirement	January 1, 2011
IFRIC 19	Extinguishing Financial Liabilities with Equity Instruments	July 1, 2010

(*)	Effective date as adopted by European Union.

All the accounting principles and measurement basis with a material effect on the consolidated financial statements were applied.

The Company has assessed the potential impact of the future application of the aforementioned standards, amendments and interpretations and concluded that their entry into force will not have a material effect on the consolidated financial statements.

b)	First-time application of IFRSs.

The Group’s consolidated financial statements for 2009 were prepared in accordance with IFRSs for the first time.

The Group’s consolidated annual financial statements for the years 2008 and 2007 were approved by the shareholders on June 30, 2009 and June 30, 2008, respectively and deposited in the Mercantile Registry of Madrid. The consolidated financial statements for the year ended December 31, 2009, will be proposed for submission for

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approval at the General Shareholders Meeting, which are expected to be approved without any modification. They were prepared and in accordance with Spanish GAAP and, therefore, differ from the amounts included in these financial statements, which were prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

In connection with the agreement entered into between Promotora de Informaciones, S.A. (Prisa), a shareholder of the Group, and Liberty Acquisition Holdings Corporation, Dédalo is considered a significant equity investment for Prisa based on Regulation S-X 210.3-09 Separate Financial Statements of Subsidiaries Not Consolidated and 50 Percent or Less Owned Persons. Therefore, Prisa must include the separate financial statements of the Group for 2009, 2008, and 2007 in a registration statement to be filed with the SEC. At the request of Prisa the Group’s financial statements for the three years ended 2009 to be included in the registration statement have been prepared in accordance with IFRS. The Group will continue to prepare its annual consolidated financial statements in accordance with Spanish GAAP.

The Group has opted to include three comparative years in its consolidated financial statements and in conformity with IFRS 1.21, it presents three consolidated balance sheets. Consequently, the Group selected January 1, 2007, as the date of transition to International Financial Reporting Standards, and applied IFRS 1 “First-time Adoption of International Financial Reporting Standards” at that date.

In preparing the accompanying consolidated financial statements, the alternatives permitted in relation to the first-time application of IFRSs were considered. The main alternatives chosen by the Group are as follows:

•	Both “Intangible Assets” and assets recognized under “Property, Plant and Equipment” and “Investment Property” may be measured at fair value. The Dédalo Group opted to recognize the aforementioned assets at cost, adjusted for any accumulated amortization or depreciation or any recognized impairment losses.

•	An associate which applies IFRSs for the first time subsequent to the company which exercises significant influence or joint control with others over it may measure the assets and liabilities by choosing the carrying amounts which may have been included in the Parent’s consolidated financial statements, at the date of the transition of the Parent to IFRSs. The Dédalo Group has opted to measure the assets and liabilities in its consolidated financial statements at the carrying amount required in accordance with its date of transition to IFRSs.

•	The Dédalo Group opted not to apply IFRS 3 retrospectively to the business combinations performed prior to the date of transition to IFRSs.

•	The alternatives for presenting the information are as follows:

•	Presentation of the income statement by nature.

•	Calculation of the statement of cash flows using the indirect method.

•	Presentation of assets and liabilities in the consolidated balance sheet using the current/non-current classification.

In accordance with IFRS 1, Note 17 includes the reconciliation of equity at the date of transition prepared under Spanish GAAP to the equity at the same date prepared in accordance with IFRSs. It also presents the reconciliation of equity at the end of the last year to which the Group’s most recent consolidated financial statements prepared under Spanish GAAP relate, to the equity at that date in accordance with IFRSs.

c)	Responsibility for the information and use of estimates

The information in these financial statements is the responsibility of the Company.

DÉDALO GRUPO GRÁFICO, S.L.
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In the consolidated financial statements for 2009 estimates were occasionally made by executives of the Group and of the entities in order to quantify certain assets, liabilities and obligations reported herein. These estimates relate basically to the following:

•	The measurement of assets and goodwill to determine the possible existence of impairment losses (see Note 4-d and 4-e).

•	The useful life of the property, plant and equipment and intangible assets (see Notes 4-c and 4-b).

•	The assumptions used in calculating the fair value of financial instruments (see Note 4-h).

•	The assessment of the likelihood and amount of undetermined or contingent liabilities.

•	The calculation of provisions.

Although these estimates were made on the basis of the best information available at the date of preparation of these consolidated financial statements on the events analyzed, events that take place in the future might make it necessary to change these estimates (upwards or downwards) in the coming years. Changes in accounting estimates would be applied prospectively, recognizing the effects of the change in estimates in the related consolidated income statements.

In 2009 there were no significant changes in the estimates made at the end of 2008 and 2007.

d)	Comparative information

In addition to the figures for 2009, the consolidated financial statements show those relating to 2008 and 2007.

The figures included in the documents composing these consolidated financial statements are expressed in thousands of euros.

e)	Grouping of items

Certain items in the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and consolidated statement of cash flows are grouped together to facilitate their understanding; however, if the amounts involved are material, the information will be broken down in the related notes to the consolidated financial statements.

f)	Changes in accounting policies

In 2009 there were no significant changes in accounting policies with respect to those applied in 2008 and 2007.

g)	Correction of errors

In preparing the consolidated financial statements no significant errors were detected that would have made it necessary to restate the amounts included in the consolidated financial statements for 2008 and 2007.

h)	Going concern principle of accounting

The Dédalo Group is a printing group whose activities encompass the areas of Offset, Gravure and Press.

Over the last few years the Group has implemented a project to centralize the Gravure business at one plant, which required the reorganization of the business and highly significant investments. Investments were also made to expand the newspaper plants, culminating in the inauguration of a new plant in Valencia.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Offset business (rotary press and flat plate) has been affected by stiffer competition in the market, which has given rise to a demand stagnation and pressure on prices due to excess capacity, hindering the attraction of new customers and making it necessary to undertake an in-depth reorganization of operating and production activities. The restructuring of the Company’s operations continued in 2009 with the derecognition of inefficient or uncompetitive operating assets, the optimization of the work centers’ resources in order to achieve greater specialization and cost reductions, and the enhancement of commercial efficiency by concentrating on the Group’s most profitable customers in the medium and long term.

At December 31, 2009, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 260 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 34,409 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 15).

These financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board, which contemplate continuation of the Group as a going concern. However, the companies of the Group have incurred ongoing losses from operations as a result of increased competition in the printing markets in which they operate and have an accumulated deficit of EUR 207,549 thousand to December 31, 2009. In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon the continued operations of the Company, which in turn is dependent upon the Company’s ability to meet its financing requirements, and the success of its future operations.

The Company may seek additional equity in order to support existing operations and expand the range of its business. There is no assurance that such additional funds will be available for the Company on acceptable terms.

i)	Working capital

At December 31, 2009, the Group had a working capital deficiency of EUR 12,499 thousand. The Company’s activities consist mainly of the provision of printing services and, therefore, its financial structure is conditioned by agreements with customers and suppliers based generally on long-term relationships and contracts. The Company considers that the current payment and collection periods could be improved in the future.

j)	Basis of consolidation

The consolidated financial statements were prepared using the full consolidation method since Dédalo Grupo Gráfico, S.L. holds a direct or indirect ownership interest of over 50% in the companies, thereby exercising control.

Subsidiaries are fully consolidated and all their assets, liabilities, income, expenses and cash flows are included in the consolidated financial statements after making the corresponding adjustments and eliminations. Subsidiaries are companies in which the Parent controls a majority of the voting power or, if this is not the case, has the power to govern their financial and operating policies. The companies accounted for using this method are listed in Appendix I.

The results of subsidiaries which are acquired or sold during the year are included in the consolidated income statement from the effective date of acquisition or until the effective date of disposal, as appropriate.

On acquisition, the assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values. Any excess of the cost of acquisition of the subsidiary over the fair value of its assets and liabilities corresponding to

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Parent’s ownership interest is recognized as goodwill. Any deficiency is credited to the consolidated income statement.

All of the companies included in the scope of consolidation are fully consolidated since they are wholly owned — directly or indirectly — by the Parent of the Dédalo Group. Consequently, these consolidated financial statements do not include non-controlling interests.

All balances and transactions between fully consolidated companies were eliminated on consolidation.

In 2009 there were no changes in the scope of consolidation. In 2008 Mateu Cromo Artes Gráficas, S.A.U., Dédalo Altamira, S.A.U., Macrolibros, S.A. and Mateu Líber, S.L. were merged by absorption into Dédalo Offset, S.L.U.

3.  DISTRIBUTION OF RESULT

The proposal for the distribution of the result of Dédalo Grupo Gráfico, S.L. for 2009, 2008 and 2007, proposed by the Board of Directors is to allocate it in “Prior years’ losses” and “Consolidation reserves”.

4.  ACCOUNTING POLICIES

The principal accounting policies used in preparing the accompanying consolidated financial statements for 2009 and comparative information were as follows:

a)	Presentation of the consolidated financial statements

In accordance with IAS 1, the Group opted to present the assets in its consolidated balance sheet on the basis of a current/non-current assets distinction. Also, income and expenses are presented in the consolidated income statement on the basis of their nature. The cash flow statement was prepared using the indirect method.

b)	Intangible assets

Intangible assets are recognized initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses. Only assets whose cost can be estimated objectively and from which the Group considers probable that future economic benefits will be generated, are recognized. Intangible assets are amortized over their estimated useful life.

The main item included under “Intangible Assets” and the measurement bases used is “Computer Software”. This account includes the amounts paid to develop specific computer programs and the amounts incurred in acquiring from third parties the licenses to use programs. Computer software is amortized by the straight-line method over a period ranging from three to six years, depending on the type of program or development, from the date on which it is brought into service.

c)	Property, plant and equipment

Property, plant and equipment are carried at cost, revalued pursuant to Royal Decree-Law 7/1996 in the case of Dédalo Heliocolor, S.A.U., net of the related accumulated depreciation and of any impairment losses.

The costs of expansion, modernization or improvements leading to increased productivity, capacity or efficiency or to a lengthening of the useful lives of the assets are capitalized.

Items of property, plant and equipment are derecognized when they are disposed of or when they are not expected to generate future profits. The difference between the amount, if any, obtained from an item of property, plant and equipment, less costs to sell and its carrying amount, will determine the profit or loss when the

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

aforementioned item is derecognized, which will be allocated to the consolidated income statement in the year in which derecognition takes place.

Period upkeep and maintenance expenses are charged directly to the consolidated income statement.

Property, plant and equipment are depreciated by the straight-line method at annual rates based on the years of estimated useful life of the related assets, the detail being as follows:

Years of
Estimated
Useful Life

Buildings and structures	33
Plant and machinery	12
Other fixtures and furniture	8-12
Computer hardware	3-4
Transport equipment	6

The gain or loss arising on the disposal or derecognition of an asset is determined as the difference between the selling price and the carrying amount of the asset and is recognized in the income statement.

d)	Goodwill

Any excess of the cost of the investments in the consolidated companies over the corresponding underlying carrying amounts at the date of acquisition or at the date of first-time consolidation is allocated as follows:

•	If it is attributable to specific assets and liabilities of the companies acquired, increasing the value of the assets whose market values were higher than the carrying amounts at which they had been recognized in their balance sheets and whose accounting treatment was similar to that of the same assets of the Group.

•	If it is attributable to non-contingent liabilities, recognizing it in the consolidated balance sheet if it is probable that the outflow of resources to settle the obligation embody economic benefits and the fair value can be measured reliably.

•	If it is attributable to specific intangible assets, recognizing it explicitly in the consolidated balance sheet provided that the fair value at the date of acquisition can be measured reliably.

•	The remaining amount is recognized as goodwill.

The assets and liabilities acquired are measured provisionally at the date on which the investment is acquired and the related value is reviewed within a maximum of one year from the acquisition date. Therefore, until the definitive fair value of the assets and liabilities has been established, the difference between the acquisition cost and the carrying amount of the company acquired is provisionally recognized as goodwill.

Goodwill was generated in 2003 and 2004, and was amortized according to Spanish GAAP until January 1, 2007. Since January 1, 2007 goodwill has not been amortised and at the end of each reporting period goodwill is reviewed for impairment (i.e. a reduction in its recoverable amount to below its carrying amount) and any impairment loss is recognised (see Note 4e).

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

e)	Impairment losses

At each balance sheet date, or whenever it is considered necessary, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets might have suffered an impairment loss. If

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any such indication exists, the recoverable amount of the asset is estimated in order to determine the amount of the impairment loss (if any). In the case of identifiable assets that do not generate independent cash flows, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Cash-generating units to which goodwill has been assigned and intangible assets with an indefinite useful life are systematically tested for impairment at each balance sheet date or when the circumstances so warrant.

Recoverable amount is the higher of fair value less costs to sell and value in use. Value in use is taken to be the present value of the estimated future cash flows before tax based on the budgets most recently approved by the directors. These budgets include the best estimates available of the income and costs of the cash-generating units based on industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business. These cash flows are discounted to their present value using a pre-tax discount rate that reflects the weighted average cost of capital employed. Therefore, the rates used ranged from 7% to 8% depending on the business being analyzed.

If the recoverable amount is lower than the asset’s carrying amount, the related impairment loss is recognized in the consolidated income statement for the difference.

Impairment losses recognized on an asset in previous years are reversed when there is a change in the estimate of its recoverable amount by increasing the carrying amount of the asset up to the limit of the carrying amount that would have been determined had no impairment loss been recognized for the asset. The reversal of the impairment loss is recognized immediately as income in the consolidated income statement. An impairment loss recognized for goodwill must not be reversed.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Such a reversal of an impairment loss would be recognized as income.

f)	Leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the leased asset to the lessee. All other leases are classified as operating leases.

Finance leases

When the consolidated companies act as the lessee, they present the cost of the leased assets in the consolidated balance sheet, based on the nature of the leased asset, and simultaneously, recognize a liability for the same amount. This amount is the lower of the fair value of the leased asset and the present value at the inception of the lease of the agreed minimum lease payments, including the purchase option, when no doubts exist in relation to the exercise thereof. The calculation does not include contingent rent, the service cost or the taxes that can be charged by the lessor. The total finance charge on the lease is recognized in the consolidated income statement for the year in which it is incurred, using the effective interest method. Contingent rent is recognized as an expense in the year in which it is incurred.

The assets recognized for transactions of this kind are depreciated on the basis of their nature using similar criteria to those applied to the items of property, plant and equipment taken as a whole.

At December 31, 2009 “Property, Plant and Equipment” in the consolidated balance sheet includes EUR 937 thousand (December 31, 2008: EUR 12,024 thousand and December 31, 2007: EUR 13,002 thousand) relating to assets held under finance leases (see Note 6).

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Operating leases

Operating lease costs are charged to the consolidated income statement in the year in which they are incurred.

Any collection or payment that might be made when arranging an operating lease will be treated as a prepaid lease collection or payment which will be allocated to profit or loss over the lease term in accordance with the time pattern in which the benefits of the leased asset are provided or received.

g)	Assets classified as held for sale

Assets classified as held for sale are considered to be groups of assets, and liabilities directly associated with them, to be disposed of together as a group in a single transaction that is expected to be carried out in a maximum period of twelve months from the date of their classification under this heading.

Assets classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

Liabilities associated with assets classified as held for sale are measured at their expected redemption or repayment value and are not depreciated from the date on which they are recognized under this heading.

Income and expenses arising from these assets are recognized in the consolidated income statement in accordance with their nature.

h)	Financial instruments

Financial assets —

Loans and receivables

These financial assets are initially recognized at the fair value of the consideration given, plus any directly attributable transaction costs, and are subsequently measured at amortized cost, i.e. cash delivered less principal repayments, plus accrued interest receivable, in the case of loans, and the present value of the consideration paid in the case of receivables.

The Group recognizes the corresponding valuation adjustments as the difference between the recoverable amount of the accounts receivable and the carrying amount at which they are recognized, according to tax bases.

The consolidated companies derecognize a financial asset when, and only when, an individualized analysis has concluded that:

•	If the risks and rewards associated with the asset are not substantially transferred or retained, the financial asset is derecognized if the control over it is transferred.

•	The contractual rights on the cash flows of the asset in question have expired.

•	The aforementioned rights have been transferred and substantially all the risks and rewards of ownership have been transferred.

•	The financial assets derecognized in the year are not exposed to any type of risk or benefit inherent to their ownership nor does the Group retain any ongoing involvement therein. Also, there were no transfers of financial assets that were not derecognized in the balance sheet.

The Company also recognizes the held-for-trading financial assets in “Financial assets at fair value through profit or loss”.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash and cash equivalents -

The Group includes in this consolidated balance sheet cash on hand and at banks, demand deposits and other short-term, highly liquid investments that are readily convertible into cash and are not subject to risk of changes in value.

Financial liabilities -

Accounts payable

Accounts payable by the consolidated companies that have arisen from the purchase of goods and services in the normal course of their business and those which, not having commercial substance, cannot be considered to be derivative financial instruments, are financial liabilities.

Accounts payable are initially recognized at the fair value of the consideration received, adjusted by the directly attributable transaction costs. Subsequently, the aforementioned liabilities are measured at their amortized cost using the effective interest method and the aforementioned costs relating to the issue of the financial liability instrument, insofar as a difference exists between the amount initially recognized and that which will have to be paid to settle the obligation, are recognized as an expense in the consolidated income statement. Similarly, interest accrued on a time proportion basis over the life of the liability increases the carrying amount to the extent that it is not settled in the period in which it arises.

The consolidated companies derecognize financial liabilities when the obligations they generate are extinguished.

i)	Derivative financial instruments and hedge accounting

The Group is exposed to changes in the yield curve because all its bank borrowings are at floating interest rates. Consequently, the Group enters into interest rate hedges, mainly through agreements providing for interest rate caps.

The changes in the value of these financial instruments are recognized as finance income or finance costs for the year as required by IFRSs, the Company does not qualify for hedge accounting.

j)	Inventories

All inventories are raw material and supplies and are measured at the lower of their average acquisition cost and market value.

Work in progress and finished goods produced in-house are measured at the lower of average production cost and market value. Production cost includes the cost of materials used, labor and in-house and third-party direct and indirect manufacturing expenses.

Obsolete, defective or slow-moving inventories have been reduced to their realizable value.

The Group assesses the net realizable value of the inventories at the end of each period and recognizes the appropriate write-down if the inventories are overstated. When the circumstances that previously caused inventories to be written down no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.

k)	Foreign currency transactions

Foreign currency transactions are translated to euros (the Group’s functional currency) at the exchange rates ruling at the transaction date. During the year, differences arising between the result of applying the exchange rates

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

initially used and that of using the exchange rates prevailing at the date of collection or payment are recognized as finance income or finance costs in the consolidated income statement.

Also, balances receivable or payable at December 31 each year in currencies other than the functional currency in which the consolidated companies’ financial statements are denominated are translated to euros at the year-end exchange rates. Any resulting translation differences are recognized as finance income or finance costs in the consolidated income statement.

l)	Current / Non-current classification

Debts are recognized at their effective amount and debts due to be settled within twelve months from the balance sheet date are classified as current items and those due to be settled within more than twelve months as non-current items.

m)	Tax matters

The current income tax expense or benefit is calculated as the sum of the current tax expense or benefit and the deferred tax assets and liabilities. The current income tax expense, which determines the payment obligation to the tax authorities, is calculated by applying the tax rate in force to the taxable profit, after deducting the tax relief and tax credits generated and taken in the year.

Current income tax is the amount that the consolidated companies pay as a result of the tax settlement of the income tax corresponding to the fiscal year. Tax relieves and other tax advantages in the tax payable, after deducting withholdings and prepayments, and tax losses carryforward from previous years applicable in the current year, generates a lower amount of current income tax.

The expense or revenue from the deferred tax corresponds to the recognition and the write off of the deferred tax assets and liabilities.

Deferred tax assets and liabilities arise from temporary differences defined as the amounts expected to be recoverable or payable in the future which result from differences between the carrying amounts of assets and liabilities and their tax bases. These amounts are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled.

Deferred tax assets and liabilities are only recognised when it is considered probable that the consolidated entities will generate future taxable profit against which they can be applied and do not result from the initial recognition of other assets and liabilities in a transaction that affects neither accounting profit (loss) nor taxable profit (tax loss).

The recognized deferred tax assets and liabilities are reassessed at each balance sheet date, recording the necessary adjustments when their future recovery is doubtful. Furthermore, at each balance sheet date the not recorded deferred tax assets are evaluated considering if they are recoverable with future profits.

Deferred tax liabilities are recognized for all taxable temporary differences, unless the temporary difference arises from the initial recognition of goodwill or other assets and liabilities in a transaction that affects neither taxable profit (tax loss) nor accounting profit (loss) and neither is a business combination. Deferred tax liabilities are also recognized in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except when the Group is able to control the timing of the reversal and it is probable that they will not reverse in the foreseeable future.

The deferred tax assets and liabilities recognized are reassessed at each balance sheet date in order to ascertain whether they still exist, and the appropriate adjustments are made on the basis of the findings of the analyses performed and the tax rate then in force.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Dédalo Grupo Gráfico, S.L. and subsidiaries, file consolidated tax returns as permitted by the Spanish Corporation Tax Law, approved by Legislative Royal Decree 4/2004, of March 5, being the Parent of The tax group. The companies belonging to the consolidated tax group are the subsidiaries as listed in Appendix I.

n)	Revenue and expense recognition

Revenue and expenses are recognized on an accrual basis, regardless of when the resulting monetary or financial flow arises.

Revenue is measured at the fair value of the consideration received or receivable and represents the amounts receivable for the services provided in the normal course of business, net of discounts, and other sales-related taxes.

Revenue associated with the rendering of services is also recognized by reference to the stage of completion of the transaction at the balance sheet date, provided the outcome of the transaction can be estimated reliably. Revenue is recognized when services are performed.

Interest income from financial assets is recognized using the effective interest method and dividend income is recognized when the shareholder’s right to receive payment is established.

o)	Government grants (Deferred income)

The grants received by the consolidated companies are measured at the amount received are recognized under “Deferred Revenue in non-current liabilities” in the accompanying consolidated balance sheet. They are allocated to income in proportion to the depreciation over the estimated useful life of the subsidized assets.

p)	Provisions and contingencies

Present obligations at the consolidated balance sheet date arising from past events which could give rise to a loss for the Group, which is uncertain as to its amount and/or timing, are recognized in the consolidated balance sheet as provisions at the present value of the most probable amount that it is considered the Group will have to pay to settle the obligation.

•	Provisions: credit balances covering present obligations arising from past events, the settlement of which is likely to give rise to an outflow of resources, the amount and/or timing of which cannot be determined.

•	Contingent liabilities: possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more future events not wholly within the Company’s control.

The consolidated financial statements include all the provisions with respect to which it is considered highly likely that the obligation will have to be settled. Contingent liabilities are not recognized in the consolidated financial statements, but rather are disclosed in the notes to the consolidated financial statements, unless the possibility of an outflow in settlement is considered to be remote.

Provisions are measured at the present value of best possible estimate of the amount required to settle or transfer the obligation, taking into account the information available on the event and its consequences. Where discounting is used, adjustments made to provisions are recognized as interest cost on an accrual basis.

The compensation to be received from a third party on settlement of the obligation is recognized as an asset, provided that there are no doubts that the reimbursement will take place, unless there is a legal relationship whereby a portion of the risk has been externalized as a result of which the Company is not liable; in this situation, the compensation will be taken into account for the purpose of estimating the amount of the related provision that should be recognized.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

q)	Related party transactions

The transactions performed by Dédalo Grupo Gráfico, S.L. and subsidiaries with related parties form part of the Company’s normal business activities in terms of their purpose and terms and conditions.

Sales to related parties are carried out on an arm’s length basis (see Note 15).

r)	Environmental impact

In view of the activities carried on, the consolidated companies, in accordance with current legislation, control the degree of pollution caused by waste and emissions and have an adequate waste disposal policy in place. The consolidated companies also comply with the regulations applicable to environmental risks by establishing policies and meeting mandatory requirements. The expenses incurred in this connection, which are not material, are charged to income as they are incurred. In any event, the assessment performed indicates that the consolidated companies do not have any environmental liability, expenses, assets, provisions or contingencies that might be material with respect to their equity, financial position or results.

Therefore, no further disclosures relating to environmental issues are included in these notes to the consolidated financial statements.

s)	Factoring

The Group derecognizes the balances recognized under “Trade Receivables for Sales and Services” and “Current Bank Borrowings” in relation to trade receivables assigned to factors because the receivables are factored without recourse by the factor in the event of non-payment by the customer and the Group transfers title to the receivables.

These agreements are subject to compliance by the Group with certain conditions, which the Company consider were met satisfactorily at the date of preparation of these consolidated financial statements.

t)	Consolidated cash flow statements

The following terms are used in the consolidated cash flow statements with the meanings specified:

•	Changes in cash flows in the year: inflows and outflows of cash and cash equivalents, which are short-term, highly liquid investments that are subject to an insignificant risk of changes in value.

•	Operating activities: the principal revenue-producing activities of the Group and other activities that are not investing or financing activities.

•	Investing activities: the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: activities that result in changes in the size and composition of equity and borrowings.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	INTANGIBLE ASSETS

The changes in the intangible asset accounts and in the related accumulated amortization in 2009, 2008 and 2007, in thousands of euros, are as follows:

2009

	Balance at			Balance at
	12/31/08	Additions	Disposals	12/31/09

Cost
Industrial property	28	—	—	28
Computer software	3,470	235	(851)	2,854

Total cost	3,498	235	(851)	2,882

Accumulated amortization
Industrial property	(25)	(2)	—	(27)
Computer software	(2,956)	(261)	851	(2,366)

Total accumulated amortization	(2,981)	(263)	851	(2,393)

Intangible assets, net	517	(28)	—	489

2008

	Balance at			Balance at
	12/31/07	Additions	Disposals	12/31/08

Cost
Industrial property	29	—	(1)	28
Computer software	3,212	263	(5)	3,470

Total cost	3,241	263	(6)	3,498

Accumulated amortization
Industrial property	(21)	(5)	1	(25)
Computer software	(2,406)	(555)	5	(2,956)

Total accumulated amortization	(2,427)	(560)	6	(2,981)

Intangible assets, net	814	(297)	—	517

2007

	Balance at				Balance at
	01/01/07	Additions	Disposals	Transfers	12/31/07

Cost
Industrial property	62	—	(33)	—	29
Computer Software	4,905	86	(1,795)	16	3,212

Total cost	4,967	86	(1,828)	16	3,241

Accumulated amortization
Industrial property	(45)	(8)	32	—	(21)
Computer software	(3,451)	(733)	1,778	—	(2,406)

Total Accumulated amortization	(3,496)	(741)	1,810	—	(2,427)

Intangible assets, net	1,471	(655)	(18)	16	814

DÉDALO GRUPO GRÁFICO, S.L.
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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amortization of intangible assets charged to the consolidated income statement in 2009 amounted to EUR 263 thousand (2008: EUR 560 thousand and 2007: EUR 741 thousand).

There are no restrictions on ownership of the intangible assets or any firm commitments for future purchases.

At December 31, 2009, fully amortized intangible assets in use amounted to EUR 1,759 thousand (December 31, 2008: EUR 2,363 thousand and December 31, 2007: EUR 750 thousand).

6.	PROPERTY, PLANT AND EQUIPMENT

The changes in the property, plant and equipment accounts and in the related accumulated amortization in 2009, 2008 and 2007, in thousands of euros, are as follows:

2009

	Balance at				Balance at
	12/31/08	Additions	Disposals	Transfers	12/31/09

Cost
Land	5,345	—	—	—	5,345
Buildings and structures	34,343	176	(12)	—	34,507
Plant	29,245	55	(131)	478	29,647
Machinery and tools	208,180	654	(3,952)	6,987	211,869
Other fixtures and furniture	1,726	4	(9)	—	1,721
Other items of property, plant and equipment	5,449	46	(1,315)	307	4,487
Property, plant and equipment in progress	7,195	1,019	—	(7,772)	442

Total cost	291,483	1,954	(5,419)	—	288,018

Accumulated depreciation
Buildings and structures	(5,218)	(890)	2	—	(6,106)
Plant	(16,845)	(1,487)	131	—	(18,201)
Machinery and tools	(126,461)	(11,725)	3,845	—	(134,341)
Other fixtures and furniture	(958)	(123)	9	—	(1,072)
Other items of property, plant and equipment	(3,944)	(368)	1,307	—	(3,005)

Total accumulated depreciation	(153,426)	(14,593)	5,294	—	(162,725)

Property, plant and equipment, net	138,057	(12,639)	(125)	—	125,293

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2008

	Balance at				Balance at
	12/31/07	Additions	Disposals	Transfers	12/31/08

Cost
Land	2,958	834	—	1,553	5,345
Buildings and structures	30,659	3,417	—	267	34,343
Plant	27,065	3,296	(53)	(1,063)	29,245
Machinery and tools	213,532	7,151	(11,757)	(746)	208,180
Other fixtures and furniture	1,801	22	(97)	—	1,726
Other items of property, plant and equipment	4,945	819	(315)	—	5,449
Property, plant and equipment in progress	5,849	6,792	(55)	(5,391)	7,195

Total cost	286,809	22,331	(12,277)	(5,380)	291,483

Accumulated depreciation
Buildings and structures	(5,220)	(772)	—	774	(5,218)
Plant	(16,478)	(1,386)	1	1,018	(16,845)
Machinery and tools	(123,294)	(11,833)	8,666	—	(126,461)
Other fixtures and furniture	(923)	(132)	97	—	(958)
Other items of property, plant and equipment	(3,893)	(366)	315	—	(3,944)

Total accumulated depreciation	(149,808)	(14,489)	9,079	1,792	(153,426)

Property, plant and equipment, net	137,001	7,842	(3,198)	(3,588)	138,057

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007

	Balance at				Balance at
	01/01/07	Additions	Disposals	Transfers	12/31/07

Cost
Land	2,958	—	—	—	2,958
Buildings and structures	26,785	723	—	3,151	30,659
Plant	30,263	1,433	(5,083)	452	27,065
Machinery and tools	223,995	3,719	(24,385)	10,203	213,532
Other fixtures and furniture	2,008	87	(308)	14	1,801
Other items of property, plant and equipment	5,402	631	(1,088)	—	4,945
Property, plant and equipment in progress	5,386	14,299	—	(13,836)	5,849

Total cost	296,797	20,892	(30,864)	(16)	286,809

Accumulated depreciation
Buildings and structures	(4,504)	(716)	—	—	(5,220)
Plant	(19,056)	(1,443)	4,021	—	(16,478)
Machinery and tools	(129,881)	(13,516)	20,103	—	(123,294)
Other fixtures and furniture	(1,069)	(137)	283	—	(923)
Other items of property, plant and equipment	(4,303)	(449)	859	—	(3,893)

Total accumulated depreciation	(158,813)	(16,261)	25,266	—	(149,808)

Property, plant and equipment, net	137,984	4,631	(5,598)	(16)	137,001

“Land” and “Buildings and Structures” include buildings with a cost of EUR 19,055 thousand, which have been mortgaged to secure the loan and syndicated credit agreements entered into by Dédalo Grupo Gráfico, S.L. and Subsidiaries with a group of banks (see Note 12).

At December 31, 2009, “Machinery and Tools” includes EUR 937 thousand related to assets held under finance leases (see Note 9). At December 31, 2008, assets held under finance leases recognized under “Plant” amounted to EUR 140 thousand and those recognized under “Machinery and Tools” totaled EUR 11,884 thousand. At December 31, 2007, assets held under finance leases amounted to EUR 140 thousand and EUR 12,862 thousand respectively.

Additions

The additions in 2009 relate mainly to the assembly and start-up of the rotary presses acquired for the new plant of Bidasoa Press, S.L.U., in Picassent (Valencia) and to the acquisition of new equipment.

The additions in 2008 relate mainly to the purchase of a building lot and the construction of a new plant in Picassent (Valencia) to house the production facilities of Bidasoa Press, S.L.U., and to the new rotary presses acquired for the purpose of significantly increasing and optimizing the production capacity of the new plant. Furthermore, as a result of the restructuring of production at Dédalo Offset, S.L.U., investments were made to bring the Company’s new work center in Pinto into operation and to increase the capacity of the Valladolid plant.

The additions recorded in “Property, plant and equipment in progress” in 2007, mainly consisted of the extensions carried out in the printing plants owned by the Company at Cabanillas del Campo (Guadalajara), Lugo and Dos Hermanas (Sevilla), and the acquisition and improvement of its rotary presses for approximately

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

EUR 11,000 thousand. In addition, the Company acquired printing and binding machines for the amount of EUR 2,000 thousand.

Disposals

The disposals in 2009 include the derecognition mainly of machinery and computer hardware. The carrying amount of these assets, sold for EUR 2 thousand, was EUR 125 thousand and, therefore, an impairment loss on disposal of property, plant and equipment of EUR 123 thousand was recognized.

The disposals in 2008 relate mainly to the derecognition of assets of Bidasoa Press, S.L.U., which were not transferred to the new plant. The impairment loss on these assets totaled EUR 3,087 thousand.

In 2007, in the “disposals” column, the Group mainly records the retirements related to the restructuring of Mateu Cromo, S.A.U., Macrolibros, S.A., Dédalo Altamira, S.A.U and Mateu Líber, S.L. The resulting loss from the sale or disposal of this asset, whose carrying amount totaled to EUR 5,378 thousand, is recorded in “Losses on fixed assets” in the accompanying consolidated income statement. The profit generated by the Group related to the sale of machinery is recorded in “Gains on fixed asset disposals”.

As indicated in Note 4-c, in 1996 Dédalo Heliocolor, S.A.U., revalued its property, plant and equipment pursuant to several legal provisions, including Royal Decree-Law 7/1996, of June 7. The accounts affected by this revaluation have been fully depreciated and, therefore, no gains were generated in this connection in 2009.

The depreciation of property, plant and equipment charged to the consolidated income statement in 2009 amounted to EUR 14,593 thousand (2008: EUR 14,489 thousand and 2007: EUR 16,261 thousand).

The Company takes out insurance policies to cover the possible risks to which its property, plant and equipment are subject. The Company considers that the present coverage is sufficient.

There are no restrictions on ownership of the Group’s property, plant and equipment other than those described above.

There are no commitments for future purchase of property, plant and equipment.

At December 31, 2009, fully depreciated property, plant and equipment in use amounted to EUR 61,437 thousand (December 31, 2008: EUR 60,077 thousand and 2007: EUR 52,432 thousand).

7.  GOODWILL

The goodwill of the consolidated companies related mainly to Dédalo Heliocolor, S.A.U., acquired in 2003.

The changes in the amount relating to goodwill, by company, in 2009, 2008 and 2007, were as follows:

	Amount
	Balance at	Impairment	Balance at	Impairment	Balance at	Balance at
	01/01/07	losses	12/31/07	losses	12/31/08	12/31/09

Dédalo Heliocolor, S.A.U.	40,261	—	40,261	(40,261)	—	—
Dédalo Altamira, S.A.U.	278	(278)	—	—	—	—

Total	40,539	(278)	40,261	(40,261)	—	—

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Impairment tests

At the end of each reporting period, or whenever there are indications of impairment, the Group tests goodwill for impairment to determine whether it has suffered any permanent loss in value that reduces its recoverable amount to below its carrying amount.

To perform the aforementioned impairment test, the goodwill is allocated in full to one or more cash-generating units. The recoverable amount of each cash-generating unit is the higher of value in use and the net selling price that would be obtained from the assets associated with the cash-generating unit. In the case of the main cash-generating units to which goodwill has been allocated, their recoverable amount is their value in use.

Value in use was calculated on the basis of the estimated future cash flows before tax based on the business plans most recently approved by the directors. These plans include the best estimates available of income and costs of the cash-generating units using industry projections and future expectations.

These projections cover the following five years and include a residual value that is appropriate for each business, applying a constant expected growth rate ranging from 0% to 2.5% on the basis of the business under analysis.

In order to calculate the present value of these flows, they are discounted at a pre-tax rate that reflects the weighted average cost of capital employed adjusted for the country risk and business risk corresponding to each cash-generating unit. Therefore, the rates used ranged from 7% to 8% depending on the business being analyzed.

Results of the impairment tests -

Dédalo Heliocolor, S.A.U. -

Per estimates and projections available to the Company, the projected cash flows attributable to these cash-generating units to which the goodwill was allocated would have made it possible to recover the carrying amount of each item of goodwill recognized at December 31, 2007, considering that the Company executed a restructuring plan which would have led to a cost optimization.

Nevertheless, in 2008, the aforementioned restructuring plan did not increase the profitability as expected by the Company’s initial projections. This change in the projections has led the Company, according to IFRS, to consider that the cash-generating units do not generate enough flows to support the recoverability of the goodwill resulting in a record of an impairment loss amounting to EUR 40,261 thousand at December 31, 2008. This impairment loss was recognized under “Impairment losses on goodwill” in the consolidated income statement.

Dédalo Altamira, S.A.U. -

In 2007, the Group did neither consider that the cash-generating units of Dédalo Altamira, S.A.U. would generate enough flows to support the recoverability of the goodwill amounting to EUR 278 thousand. Therefore, the Group recorded an impairment charging the aforementioned goodwill to the profit and loss account. This impairment loss was recognized under “Impairment losses on goodwill” in the consolidated income statement.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.  INVENTORIES

The detail of “Inventories” at December 31, 2009, 2008 and 2007, in thousands of euros, is as follows:

	12/31/09			12/31/08			12/31/07
		Write-			Write-			Write-
	Cost	down	Net	Cost	down	Net	Cost	down	Net

Raw materials and supplies	6,702	(110)	6,592	8,417	(200)	8,217	10,191	(811)	9,380
Goods and work in progress	1,272	—	1,272	1,710	—	1,710	2,055	—	2,055
Advances to suppliers	1	—	1	—	—	—	47	—	47

	7,975	(110)	7,865	10,127	(200)	9,927	12,293	(811)	11,482

“Raw Materials and Supplies” includes mainly paper and spare parts for printing presses.

The Group has arranged two insurance policies to cover the risks to which its inventories are subject, the coverage of which is considered to be sufficient.

9.  LEASES

9.1.  Finance leases

At the end of 2009, 2008 and 2007, the consolidated companies, as lessees, had recognized the leased assets detailed below:

	12/31/09	12/31/08	12/31/07

Plant	—	140	140
Machinery and tools	937	11,884	12,862

	937	12,024	13,002

At the end of 2009, 2008 and 2007, the Group entered into agreements with lessors for the following minimum lease payments (including any purchase options), based on the leases currently in force, without taking into account the charging of common expenses, future increases in the CPI or future contractual lease payment revisions (in thousands of euros):

Minimum Payments	12/31/09	12/31/08	12/31/07

Within one year	374	2,626	2,979
Between one and five years	72	449	2,267

	446	3,075	5,246

9.2.  Operating leases

The consolidated companies have arranged several operating leases relating mainly to the lease of the fixtures at one of the work centers of Dédalo Offset, S.L.U., and of Gráficas Integradas, S.A.U., the equipment with which the Group carries on its activities and transport equipment.

The expense recognized in the consolidated income statement for 2009 in relation to operating leases amounts to EUR 3,036 thousand (2008: EUR 3,124 thousand and 2007: EUR 4,534 thousand).

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At the end of 2009, 2008 and 2007, the consolidated companies had acquired the following lease payment obligations under non-cancellable operating leases which fall due as follows:

2009

Thousands
Year	of Euros

2010	2,535
2011	2,274
2012	2,274
2013	2,274
2014	2,274
2015 and subsequent years	6,216

17,847

2008

Thousands
Year	of Euros

2009	2,486
2010	2,406
2011	2,406
2012	2,406
2013	2,407
2014 and subsequent years	8,097

20,208

2007

Thousands
Year	of Euros

2008	2,525
2009	2,486
2010	2,274
2011	2,274
2012	2,274
2013 and subsequent years	10,746

22,579

The main characteristics of the building leases of the Group at December 31, 2009, are presented below:

•	Dédalo Offset, S.L.U.: agreement entered into with Mathew Chrome, S.L., for the lease of an industrial building located in the industrial area “Mateu Cromo” (Pinto, Madrid). The initial term is until December 31, 2020. The agreed annual price will be increased by a percentage equal to the increase experienced in the consumer price index (CPI).

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Gráficas Integradas, S.A.U.: agreement entered into with Ameyago, S.L. for the lease of an industrial building and six parking spaces located in Madrid. The initial term is until January 1, 2019, with a renewal option for two additional years and afterwards with a renewal option on a yearly basis. The agreed annual price will be increased by a percentage equal to the increase experienced in the consumer price index (CPI).

10.  FINANCIAL INSTRUMENTS

10.1.  Financial assets by category

The breakdown of the balances of financial assets in the consolidated balance sheet at December 31, 2009, 2008 and 2007, based on the nature of the transaction and excluding balances with related parties, in thousands of euros, is as follows:

	Other Non-Current			Other Current
	Financial Assets			Financial Assets			Total
Class Category	2009	2008	2007	2009	2008	2007	2009	2008	2007

Loans and receivables	313	316	417	17,734	18,151	22,280	18,047	18,467	22,697

Loans and receivables from related parties	—	—	—	6,703	11,715	10,757	6,703	11,715	10,757

Total	313	316	417	24,437	29,866	33,037	24,750	30,182	33,454

10.2.  Other non-current financial assets

“Other Non-Current Financial Assets” includes mainly the amounts deposited by the various Group companies in relation to leases and supply agreements.

10.3.  Other current financial assets

The summary of the balance carried out in 2009, 2008 and 2007 under this current asset heading, in thousands of euros, is as follows:

	Balance at	Balance at	Balance at
	12/31/09	12/31/08	12/31/07

Current:
Trade receivables for sales and services	17,645	17,894	21,733
Loans to employees	10	96	374
Sundry accounts receivable	79	10	19
Other financial assets	—	151	154

Total current assets	17,734	18,151	22,280

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Trade Receivables for Sales and Services” includes an allowance for doubtful debts, whose change in thousands of euros is as follows:

Thousands
of Euros

Balance at December 31, 2006	(2,237)
Provisions	(382)
Amounts used	803
Balance at December 31, 2007	(1,816)
Provisions	(80)
Amounts used	494
Balance at December 31, 2008	(1,402)
Provisions	(1,051)
Amounts used	683

Balance at December 31, 2009	(1,770)

At December 31, 2009, the Group had arranged non-recourse factoring lines with BBVA Factoring, S.A. EFC and Banco de Sabadell, S.A. for up to EUR 3,100 thousand and EUR 8,000 thousand, respectively, of which at December 31, 2009 the consolidated companies had factored EUR 1,200 thousand and EUR 1,379 thousand, respectively. These arrangements are subject to compliance by the consolidated companies with certain conditions, which the Company considers were being met satisfactorily at the date of preparation of these consolidated financial statements.

10.4.  Information on the nature and level of risk of financial instruments

The Group has established the mechanisms necessary to control, based on the Group’s financial position and structure and on the economic variables of the industry, exposure to changes in interest and exchange rates, as well as to credit and liquidity risks, using when necessary specific hedging transactions.

Credit risk

In the financing transactions area, credit risk arises due to the inability of a counterparty to meet the obligations established. The Group does not have a significant concentration of risk since 32% of its revenue is from related companies and approximately 51% of the accounts receivable from other parties is covered by credit insurance.

Liquidity risk

Liquidity risk is defined as a company’s inability to meet its obligations as a result of adverse situations in the debt and/or capital markets that hinder or prevent the obtainment of the required financing.

The Company has incurred losses that have given rise to a significant reduction in its equity (see Note 2-h).

Liquidity risk is gradually being reduced through a series of initiatives, concretely, the Group manages liquidity risk by replacing the transactions nearing maturity with new transactions in order to meet short-term cash needs, thus avoiding the need to seek funds in potentially unfavorable conditions, and through the management of the Group’s payment and settlement policies vis-à-vis its customers and suppliers.

Liquidity risk is considered to be adequately covered when the minimum amount of financing available is equivalent to one year of debt servicing.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also, the Group considers it necessary to gradually increase the average term of its financing in order to reduce market pressure and to be in a better position to negotiate the maturity of the transactions. In the area of loan transactions, risk concentration with banks is periodically monitored in order to avoid it becoming excessive.

Interest rate risk

Interest rate fluctuations change the fair value of assets and liabilities that bear interest at fixed rates and the future flows from assets and liabilities tied to floating interest rates.

The objective of interest rate risk management is to achieve a balanced debt structure that makes it possible to minimize the aforementioned risks and the cost of debt. At December 31, 2009, the Group’s bank borrowings were tied to floating interest rates and the reference interest rate was Euribor.

Accordingly, since its borrowings are exposed to interest rate risk, which could have an adverse effect on the financial results and cash flows, the Group has entered into derivatives to hedge the aforementioned risk (see Note 12.5.)

11.  EQUITY AND SHAREHOLDERS’ EQUITY

Share capital

At December 31, 2009, 2008 and 2007, the Company’s share capital amounted to EUR 28,458 thousand and was represented by 284,580 fully subscribed and paid ordinary shares of EUR 100 par value each.

The percentage of ownership of the shareholders is as follows:

2009

Prisaprint, S.L.	40.00%
Viking Business, S.L.	40.00%
Cérmides, S.a.r.l.	18.01%
Other shareholders	1.99%

Total	100.00%

At December 31, 2009, the Company’s equity was less than half of its share capital and, therefore, pursuant to Article 260 of the Consolidated Spanish Companies Law, the share capital of the Company must be reduced in the event that equity is not recovered within one year. In order to remedy this situation, the Company will propose to the shareholders at the General Meeting called within two months of the approval of the financial statements that the necessary measures provided by law have to be taken. At this date, the Company has recorded participating loans amounting EUR 34,409 thousand which, in accordance with the Consolidated Spanish Companies Law, is included in equity for legal purposes in respect of the capital reductions and company liquidations provided for in corporate legislation (see Note 15).

Share premium

The Consolidated Spanish Public Limited Liability Companies Law expressly permits the use of the share premium account balance to increase capital and does not establish any restrictions as to its use.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidation reserves

The detail, by company, of “Equity — Consolidation Reserves” in the accompanying consolidated balance sheets at December 31, 2009, 2008 and 2007, in thousands of euros, is as follows:

	2009	2008	2007

Mateu Cromo Artes Gráficas, S.A.U.	—	—	(19,901)
Macrolibros, S.A.	—	—	8,035
Dédalo Altamira, S.A.U.	—	—	(20,237)
Mateu Líber, S.L.	—	—	(709)
Dédalo Offset, S.L.U.	(4,846)	7,769	—
Distribuciones Aliadas, S.A.U.	2,370	1,813	520
Norprensa, S.A.U.	1,309	736	76
Bidasoa Press, S.L.U.	(2,414)	2,169	1,597
Dédalo Heliocolor, S.A.U.	(22,473)	(11,773)	(4,331)
Gráficas Integradas. S.A.U.	2,021	1,427	1,153
Altamira, S.A.U.	(4,755)	(4,854)	(4,946)
Dédalo Grupo Gráfico, S.L.	29,632	15,455	56,198

	844	12,742	17,455

These reserves include EUR 2,551 thousand in relation to the “Revaluation Reserve Royal Decree-Law 7/1996, of 7 June” of the subsidiaries. Once the tax authorities have reviewed and approved the aforementioned balance, it may be used, free of tax, to offset losses and to increase capital. From January 1, 2007 (i.e. ten years after the date of the balance sheet reflecting the revaluation transactions), the balance of this account can be taken to unrestricted reserves, provided that the monetary surplus has been realized. The surplus will be deemed to have been realized in respect of the portion on which depreciation has been taken for accounting purposes or when the revalued assets have been transferred or derecognized. If this balance were used in a manner other than that provided for in Royal Decree-Law 7/1996, it would be subject to tax.

Reserves for first-time application of IFRSs

As a result of the first-time application of IFRSs to the Group’s consolidated financial statements, certain assets and liabilities arose at January 1, 2007, the effect on equity of which is included in this account (see Note 17).

Capital management policy

The principal objective of the Group’s capital management policy is to guarantee the financial structure based on compliance with the legislation.

In order to determine the capital structure, the Group aims to optimize the cost of capital at all times and to achieve a gearing ratio that enables it to make the potential generation of cash compatible with the future development of its business activities.

In order to tailor the levels of equity and borrowings, the Company signed a renewal of the loan entered into agreement on February, 8, 2008 by which the principal repayment are deferred until 2010, (see Note 12.2)

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.  FINANCIAL LIABILITIES

12.1.  Financial liabilities by category

The detail, by nature of the transactions, of “Financial Liabilities” in the consolidated balance sheets at December 31, 2009, 2008 and 2007, excluding the balances with related companies, in thousands of euros, is as follows:

2009

	Non-Current Bank	Other Non-Current	Current Bank	Other Current
Class Category	Borrowings	Liabilities	Borrowings	Liabilities	Total

Accounts payable	113,982	—	16,782	27,264	158,028
Accounts payable to related parties	—	95,981	—	2,536	98,517
Liabilities at fair value through profit or loss	5,600	—	—	—	5,600
Deferred Revenue	—	—	—	246	246
Provisions	—	—	—	—	—

Total	119,582	95,981	16,782	30,046	262,391

2008

	Non-Current Bank	Other Non-Current	Current Bank	Other Current
Class Category	Borrowings	Liabilities	Borrowings	Liabilities	Total

Accounts payable	104,567	—	24,641	29,519	158,727
Accounts payable to related parties	—	95,814	—	1,958	97,772
Liabilities at fair value through profit or loss	3,094	—	—	—	3,094
Deferred Revenue	—	—	—	303	303
Provisions	—	—	—	—	—

Total	107,661	95,814	24,641	31,780	259,896

2007

	Non-Current Bank	Other Non-Current	Current Bank	Other Current
Class Category	Borrowings	Liabilities	Borrowings	Liabilities	Total

Accounts payable	43,040	—	36,218	31,800	111,058
Accounts payable to related parties	—	62,490	—	15,380	77,870
Liabilities at fair value through profit or loss	—	—	—	—	—
Deferred Revenue	—	—	—	405	405
Provisions	—	—	—	29,743	29,743

Total	43,040	62,490	36,218	77,328	219,076

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

12.2.  Bank borrowings

On February 8, 2008 the Dédalo Group entered into two syndicated financing agreements:

•	An agreement entered into by Dédalo Grupo Gráfico, S.L. and a group of banks consisting of Banco Español de Crédito, S.A., Banco Santander Central Hispano, S.A., HSBC Bank Plc, Sucursal en España, Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell, S.A., Caja de Ahorros y Monte de Piedad de Madrid and La Caixa D’Estalvis y Pensions de Barcelona, with Banco Español de Crédito, S.A. acting as the agent bank, for an overall maximum amount of EUR 70 million tied to Euribor plus a spread of 1.525%, the main purpose of which is to refinance its investees’ debt.

Dédalo Offset S.L.U., and Promotora de Informaciones, S.A. also entered into the aforementioned syndicated financing agreement as guarantors.

•	A multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Company, Norprensa, S.A.U., Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U., and Gráficas Integradas, S.A.U., the latter as guarantor, and a group of banks consisting of Banco Español de Crédito, S.A., Banco Santander Central Hispano, S.A., HSBC Bank Plc, Sucursal en España, Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell, S.A., Caja de Ahorros y Monte de Piedad de Madrid and La Caixa D’Estalvis y Pensions de Barcelona, in which Banco Español de Crédito, S.A. is the agent bank, for a maximum amount of EUR 60 million tied to Euribor plus a spread 1.875%.

On November 6, 2009 the Dédalo Group entered into two adhesion and modifying novation contracts of the financing agreements entered into on February 8, 2008 that amended certain clauses of the financing agreement:

•	The following are noteworthy amendments to the agreement entered into by Dédalo Grupo Gráfico, S.L.:

•	Exemption from the obligation to meet the financial ratios of Promotora de Informaciones, S.A. established for December 31, 2009.

•	Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case of the tranche relating to the revolving credit facility with a ceiling of EUR 10 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 60 million.

•	The following are noteworthy amendments to the multi-borrower credit agreement entered into by Distribuciones Aliadas, S.A.U., Norprensa, S.A.U, Bidasoa Press, S.L.U., Dédalo Heliocolor, S.A.U. and Gráficas Integradas, S.A.U.:

•	Exemption from the obligation to meet the financial ratios established for December 31, 2009.

•	Deferral of the principal repayment installments for 18 months from August 8, 2009, ending on February 8, 2013 in the case in the tranche relating to the revolving credit facility with a ceiling of EUR 5 million, and on February 8, 2015 in the case of the tranche relating to the credit with a ceiling of EUR 55 million.

•	Granting of a guarantee by Promotora de Informaciones, S.A.

•	Compliance with the financial ratios established in the financing agreement of Promotora de Informaciones, S.A.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The detail, by maturity, of the items that form part of “Bank Borrowings” is as follows:

					2014 and
					Subsequent
	2010	2011	2012	2013	Years	Total
	Thousands of euros

Syndicated loans	—	24,800	24,800	24,800	40,600	115,000
Syndicated credit facilities(*)	15,000	—	—	—	—	15,000
Syndicated interest	1,328	—	—	—	—	1,328
Syndicated fees and commissions	(249)	(250)	(249)	(250)	(269)	(1,267)
Bill discounting	703	—	—	—	—	703

Total	16,782	24,550	24,551	24,550	40,331	130,764

(*)	The final maturity period of the Syndicated credit facilities is 2013.

On the basis of the modifying novations of the financing agreements entered into on November 6, 2009, whereby the Dédalo Group was granted exemption from the obligation to meet the financial ratios, the Group was not failing to meet any contract requirement at December 31, 2009.

The foregoing detail does not include the debt arising from the finance leases outstanding (see Note 9).

12.3.  Other current liabilities

The summary of the transactions relating to “Other Current Liabilities” carried out in 2009 and 2008, in thousands of euros, is as follows:

	Balance at	Balance at	Balance at
	12/31/09	12/31/08	12/31/07

Current:
Payable to non-current asset suppliers	632	3,206	2,628
Payable to suppliers and sundry accounts payable	23,016	24,115	24,848
Remuneration payable	3,616	2,198	4,324

Total current liabilities	27,264	29,519	31,800

In “Other financial liabilities” at December 31, 2009, 2008 and 2007, the Group records a debt with suppliers of fixed assets of EUR 632 thousand, EUR 3,206 thousand, and EUR 2,628 thousand, respectively.

12.4.  Provisions

At December, 31, 2007 the Group recorded in “Provisions” the estimations of the restructuring expenses of the Offset business, which were applied in 2008.

12.5.  Derivative financial instruments

Interest rate derivatives

At December 31, 2009, the Group had entered into financial instruments to hedge interest rate risk with various banks in relation to the syndicated financing agreements referred to in Note 12.2.

The changes in the value of these financial instruments are recognized as finance income and finance costs for the year as required by IFRSs, since in view of their nature they do not qualify for hedge accounting (see Note 4-i).

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Non-Current Financial Liabilities” in the accompanying consolidated balance sheet includes the fair value of the various financial instruments at year-end.

The total capital hedged amounts to EUR 78,000 thousand, with maturity on February 8, 2015 and half-yearly settlements.

The interest rate derivatives entered into by the Group and outstanding at December 31, 2009, and their fair values at that date, were as follows (in thousands of euros):

					Nominal Value
					Outstanding	Outstanding
Company	Instrument	Expiry	Nominal Value	Fair Value	at 2010	at 2011

Dédalo Grupo Gráfico, S.L.	Collar	2015	42,000	(3,000)	42,000	34,320
Dédalo Heliocolor, S.A.U.	Collar	2015	36,000	(2,600)	36,000	28,800

Total			78,000	(5,600)	78,000	63,120

The fair value of the derivatives outstanding at December 31, 2009 is a negative amount of EUR 5,600 thousand (2008: a negative amount of EUR 3,094 thousand).

In 2009 the Group recognized a loss amounting to EUR 2,506 thousand in the consolidated income statement arising from the changes in value of these financial instruments (2008: EUR 3,094 thousand).

The Group uses valuations provided by banks to determine the fair value of the derivatives.

Interest rate sensitivity analysis

The fair value of the interest rate derivatives entered into by the Group depends on the change in the Euribor and long-term swaps yield curve.

The detail of the analysis of the sensitivity of the derivatives to the euro yield curve, which the Group considers to be reasonable, in thousands of euros, is as follows:

Sensitivity (Before Tax)	12/31/09	12/31/08

+0.5% (INCREASE IN THE YIELD CURVE)	1,064	1,107
−0.5% (DECREASE IN THE YIELD CURVE)	(1,116)	(1,227)

The sensitivity analysis shows that the negative fair value of interest rate derivatives decreases in response to increases in market rates, thus partially reducing the higher forecast borrowing costs.

The Group considers a 0.5% change in interest rates to be likely. Taking into consideration the expected maturities, an interest rate increase of this scale would generate a finance cost of EUR 325 thousand in 2010, considering the expected maturities and the intention of the Company of renewing some of the credit facilities.

Liquidity and interest risk tables

The following table details the liquidity analysis of the Dédalo Group for its derivative financial instruments in 2009. The table was prepared on the basis of the undiscounted net cash flows. Where the settlement (receivable or

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

payable) is not fixed, the amount was calculated using the implicit rates based on the yield curve. For instruments with options, the time value was excluded from the forecast cash flows and from the forward exchange rates.

Maturity	Forecast Cash Flow
(In thousands of euros)

Within 3 months	(1,243)
3 to 6 months	—
6 to 9 months	(1,107)
9 to 12 months	—
1 to 2 years	(1,483)
2 to 3 years	(784)
More than 3 years	(234)

Liquidity risk of the financial debt

The management of liquidity risk involves the close monitoring of the maturity schedule of the Group’s financial debt and the maintenance of credit lines and other means of financing that enable the Group to cover its projected cash needs in the short, medium and long term.

The following table details the Group’s liquidity analysis for its non-derivative financial liabilities in 2009. The table was prepared on the basis of the cash outflows without discounting for the scheduled maturities, when the latter are expected to occur before the contractual maturities. The cash flows include the expected redemptions and interest payments. Where the settlement is not fixed, the amount was calculated using the implicit rates based on the yield curve at 2009 year-end plus the related margin. The margin applied to the floating-rate debt was 2%.

	Thousands	Euribor Curve
Maturity	of Euros	Implicit Rate

Within 3 months	29,345	1.13%
3 to 6 months	—	—
6 to 9 months	2,239	1.43%
9 to 12 months	—	—
1 to 2 years	30,176	2.67%
2 to 3 years	29,787	3.205%
More than 3 years	86,483	3.75%

Total	178,030

Fair value of the financial instruments: valuation techniques and assumptions applicable to fair value measurements.

The financial instruments are grouped together on three levels, 1 to 3, based on the degree to which the fair value is observable.

•	Level 1: those determinable on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2: those determinable on the basis of other observable inputs (that are not the quoted prices included in level 1) for the asset or liability, either directly (i.e. prices) or indirectly (i.e. price derivatives).

•	Level 3: those determinable on the basis of valuation techniques, which include inputs for the asset and liability that are not based on observable market data (non-observable inputs).

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Dédalo Group’s interest rate derivatives are classified as level-2 derivatives.

12.6.  Guarantee commitments to third parties and other contingent liabilities

The Group has provided guarantees to third parties amounting to approximately EUR 624 thousand. Of this amount, EUR 613 thousand relate to a guarantee provided to the Pinto Municipal Council relating to urban development work in the industrial park where Dédalo Offset, S.L.U., is located, of which Promotora de Informaciones, S.A. guarantees EUR 417 thousand.

Management considers that any liabilities that might arise in addition to those for which provisions have already been recognized would not be material.

13.  TAX MATTERS

13.1.  Current tax receivables and payables

The detail of the current tax receivables and payables at December 31, 2009, 2008 and 2007, in thousands of euros, is as follows:

	2009	2008	2007

Tax assets arising from taxable temporary differences	20,430	20,430	20,430
Total non-current tax receivable	20,430	20,430	20,430

Tax withholdings and prepayments	20	15	—
VAT refundable	370	2,470	1,433
Others	—	—	331

Total current tax receivable	390	2,485	1,764

Liabilities due to taxable temporary differences	6,151	6,151	6,898

Total non-current tax payable	6,151	6,151	6,898

VAT payable	41	53	85
Tax withholdings payable	1,704	1,335	1,467
Accrued social security taxes payable	1,534	951	1,240

Total current tax payable	3,279	2,339	2,792

13.2.  Reconciliation of the accounting loss to the tax loss

Dédalo Grupo Gráfico, S.L. and its subsidiaries file consolidated tax returns in Group 225/04, in accordance with Corporation Tax Law 43/1995, of 27 December.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The reconciliation of the net amount of income and expenses for the year and the tax loss that is used for calculating the income tax expense/income, in thousands of euros, is as follows:

2009

Consolidated
Income Statement

Loss for the year	(30,804)

2009 income tax	—
Permanent differences —
Penalties	33
Application of new Spanish National Chart of Accounts	—
Other permanent differences	66
Temporary differences —
Finance lease transactions	1,812
Short-term provisions	(1,253)
Allocation of reinvestment deferral relief	62
Other temporary differences	—

Tax loss	(30,084)

2008

Consolidated
Income Statement

Loss for the year	(69,079)

2008 income tax	(747)
Permanent differences —
Impairment of goodwill on consolidation	40,261
Penalties	89
Application of new Spanish National Chart of Accounts	(547)
Other permanent differences	(56)
Temporary differences —
Finance lease transactions	5,284
Short-term provisions	(28,022)
Allocation of reinvestment deferral relief	68
Other temporary differences	(77)

Tax loss	(52,826)

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2007

Consolidated
Income
Statement

Loss for the year	(64,352)

2007 income tax	(86)
Permanent differences —
Penalties	53
Non-current allowances	(205)
Other permanent differences	92
Temporary differences —
Finance lease transactions	2,612
Inventories write-down	750
Short-term provisions	34,913
Allocation of reinvestment deferral relief	68
Other temporary differences	(343)

Tax loss	(26,498)

13.3.	Tax assets arising from temporary differences

The subsidiaries’ tax loss carryforwards, by amount and last year for offset, at December 31, 2009, 2008 and 2007, in thousands of euros, are as follows:

		Thousands	Last Year
Company	Year	of Euros	for Offset

Dédalo Heliocolor, S.A.U.	2003	6,784	2018
Dédalo Grupo Gráfico and Subsidiaries	2004	9,064	2019
Dédalo Grupo Gráfico and Subsidiaries	2005	20,110	2020
Dédalo Grupo Gráfico and Subsidiaries	2006	29,352	2021

		65,310

In addition to the tax effect of the tax loss carryforwards detailed in the foregoing table, amounting to EUR 19,593 thousand, the Group recognized tax credit carryforwards of EUR 581 thousand.

Furthermore, the Group recognized an amount of EUR 256 thousand as a result of the different methods used for tax and accounting purposes to recognize the expense of certain provisions.

The Company considers that the recognized tax loss carryforwards and tax credits amounting to EUR 20,430 thousand are recoverable. If the aforementioned tax credits were not recoverable through the generation of operating results, they will be recovered through an equity restructuring process.

In 2009 and 2008 there was no change in the tax assets arising from temporary differences.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Also, Altamira, S.A.U., Dédalo Offset, S.L.U., and Dédalo Grupo Gráfico, S.L. have tax loss carryforwards that arose in years prior to their inclusion in the consolidated tax group that have not been recognized, whose amount, in thousands of euros, and last year for offset are as follows:

		Thousands	Last Year
Company	Year	of Euros (*)	for Offset

Altamira, S.A.U.	1995	814	2010
Altamira, S.A.U.	1997	5,541	2012
Altamira, S.A.U.	2003	844	2018
Dédalo Offset, S.L.U.	2000	2,139	2015
Dédalo Offset, S.L.U.	2003	8,028	2018
Dédalo Grupo Gráfico, S.L.	2003	2	2018
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2007	26,498	2021
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2008	52,826	2022
Dédalo Grupo Gráfico, S.L. and Subsidiaries	2009	30,084	2023

		126,776

(*)	The balance of tax loss carry forwards differs from the amount declared according to Spanish GAAP considering that it defers from IFRS.

13.4.	Tax liabilities arising from temporary differences

The deferred tax liability arose as a result of the reinvestment of extraordinary gains, the finance lease agreements and the tax effect of the consolidation adjustments relating to the goodwill on consolidation.

There was no change in the liabilities arising from temporary differences in 2009.

13.5.	Years open for review by the tax authorities

Under current legislation, taxes cannot be deemed to be finally settled until the tax returns filed have been reviewed by the tax authorities or until the four-year statute-of-limitations period has expired.

The years open for review by the tax authorities for the main taxes vary from one subsidiary to another, although they are generally the last four years. The Company considers that they have settled the aforementioned taxes adequately and, therefore, although discrepancies might arise in the interpretation of the tax legislation in force in terms of the tax treatment of transactions, the resulting liabilities, if any, would not have a significant effect on the accompanying consolidated financial statements.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	INCOME AND EXPENSES

Results by company

The contribution of each company included in the scope of consolidation to the consolidated loss for 2009, 2008 and 2007, in thousands of euros, is as follows:

	Line of
	Business	2009	2008	2007

Dédalo Grupo Gráfico, S.L.	Corporate	(3,829)	(42,257)	(3,949)
Dédalo Offset, S.L.U.	Offset	(15,189)	(12,615)	—
Dédalo Altamira, S.A.U.	Offset	—	—	(19,485)
Mateu Cromo Artes Gráficas, S.A.U.	Offset	—	—	(32,792)
Macrolibros, S.A.	Offset	—	—	(1,630)
Mateu Líber, S.L.	Offset	—	—	(1,941)
Dédalo Helicolor, S.A.U.	Gravure	(9,757)	(11,447)	(7,444)
Gráficas Integradas, S.A.U.	Gravure	(909)	594	273
Altamira, S.A.U.	Offset	66	99	92
Distribuciones Aliadas, S.A.U.	Press	248	557	1,292
Norprensa, S.A.U.	Press	357	573	659
Bidasoa Press, S.L.U.	Press	(1,791)	(4,583)	573

Total		(30,804)	(69,079)	(64,352)

Revenue

The geographical breakdown of the Group’s revenue from its ordinary business in 2009, 2008 and 2007, in thousands of euros, is as follows:

	2009	2008	2007

Domestic sales	87,610	110,106	129,260
Export sales	9,845	7,325	17,185

Total	97,455	117,431	146,445

Domestic sales relate to the provision of services for printing press, books, magazines and sales brochures. Export sales, all of which are to European Union countries, relate mainly to the provision of book printing services.

Employees

The detail of “Employee Benefit Costs” in the consolidated income statement for 2009, 2008 and 2007, in thousands of euros, is as follows:

	2009	2008	2007

Employer social security costs	8,940	9,509	12,235
Other employee benefit costs	696	780	857

Total	9,636	10,289	13,092

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The average number of employees in 2009 was 928 (2008: 971; 2007: 1,216).

	2009	2008	2007

Managers	12	18	19
Supervisors	89	105	118
Other	827	848	1,079

Total	928	971	1,216

The breakdown by gender was as follows:

	2009		2008		2007
	Men	Women	Men	Women	Men	Women

Managers	12	—	18	—	18	1
Supervisors	84	5	97	8	109	9
Other	731	96	752	96	965	114

Total	827	101	867	104	1,092	124

Fees paid to auditors

The fees for financial audit services provided to the Group by the principal auditor in 2009, amounted to EUR 80 thousand (2008: EUR 143 thousand; 2007: EUR 168 thousand).

Also, the fees for other professional services provided to the Group by the auditor and other related companies in 2009 amounted to EUR 17 thousand (2008: EUR 73 thousand; 2007: EUR 128 thousand).

15.	RELATED PARTY TRANSACTIONS

The detail of the balances with related parties at December 31, 2009, 2008 and 2007, in thousands of euros, is as follows:

	Balance Receivable			Non-Current Balance Payable			Current Balance Payable
	2009	2008	2007	2009	2008	2007	2009	2008	2007

Shareholders	—	—	—	94,758	93,910	60,000	13	292	13,931
Related entities	6,703	11,715	10,757	1,223	1,904	2,490	2,523	1,666	1,449

TOTAL	6,703	11,715	10,757	95,981	95,814	62,490	2,536	1,958	15,380

The detail of the transactions carried out with related parties in 2009, 2008 and 2007 is as follows:

	Income			Expenses
	2009	2008	2007	2009	2008	2007

Shareholders	—	—	—	982	1,597	798
Related entities	31,388	34,272	37,197	420	575	2,280

TOTAL	31,388	34,272	37,197	1,402	2,172	3,078

All the transactions with related parties were carried out on an arm’s length basis.

“Receivable from Related Parties” includes balances for services specific to the Group’s business activities, mainly for Ediciones El País, S.L., Diario AS, S.L., Estructura Grupo de Estudios Económicos, S.A. and Promotora General de Revistas, S.A.

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“Non-Current Payables to Related Parties” includes a subordinated loan granted by the shareholders Prisaprint, S.L. and Inversiones Ibersuizas with a maturity of seven years and amounting to EUR 1,600 thousand and EUR 2,400 thousand, respectively. This loan does not bear any interest until 2010.

It also includes four subordinated loans with capitalized interest granted by the shareholder Prisaprint, S.L. amounting to EUR 10,000 thousand, EUR 5,000 thousand, EUR 7,730 thousand and EUR 33,619 thousand, entered into on June 9, 2006, November 23, 2006, December 1, 2007 and February 19, 2008, respectively. These subordinated loans bear interest tied to Euribor. As a result of these subordinated loans, interest of EUR 2,758 thousand was capitalized in 2008 (2009: EUR 849 thousand).

On May 29, 2009 Prisaprint, S.L. granted a participating loan to the Company of EUR 12,909 thousand through the partial conversion of the subordinated loan arranged on December 1, 2007. It also includes a participating loan granted by Prisaprint, S.L. on December 1, 2007 for EUR 21,500 thousand.

Lastly, “Non-Current Payables to Related Parties” includes a balance of EUR 1,223 thousand relating to the loan granted by Diario El País, S.L. to increase the production capacity of the printing plants of Distribuciones Aliadas, S.A.U., and Norprensa, S.A.U.

“Current Payables to Related Parties” includes mainly the short-term amount of the loan of EUR 1,300 thousand granted by Diario El País, S.L. and EUR 403 thousand payable in relation to investments.

The income from associates corresponds to commercial activities relating to the Group’s business.

Expenses relating to associates in 2009 correspond mainly to loan interest payments to Prisaprint, S.L. and Diario El País, S.L. of EUR 982 thousand and EUR 38 thousand, respectively.

Remuneration of directors and senior executives

The remuneration received by the members of the Board of Directors, which includes senior executives, was EUR 599 thousand in 2009 (2008: EUR 549 thousand; 2007: EUR 551 thousand). The Group has not granted any loans to its directors and it does not have any pension or insurance obligations to them.

16.	EVENTS AFTER THE REPORTING PERIOD

No significant events for the Group have occurred since December 31, 2009.

17.	TRANSITION FROM SPANISH GENERAL ACCEPTED ACCOUNTING PRINCIPLES TO INTERNATIONAL FINANCIAL REPORTING STANDARD

Pursuant to paragraphs 23 and 24 of IFRS 1, following is the reconciliation of equity, at the date of transition under Spanish GAAP, to equity at the same date under IFRSs, and a reconciliation of equity at the end of the last year to which the Group’s most recent consolidated financial statements presented under Spanish GAAP refer, to equity at the same date under IFRSs:

	Thousands of
	euros

Equity at January 1, 2007, according to Spanish GAAP(*)	77,335
Impact due to transition to IFRS
— Start-up expenses	(1,106	)<1>

Equity at January 1, 2007, according to IFRS	76,229

(*)	Obtained from the consolidated financial statements at December 31, 2006, prepared according to Spanish generally accepted accounting principles in force (Royal Decree 1643/1990 December, 20, 1990).

DÉDALO GRUPO GRÁFICO, S.L.
AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Thousands of
	euros

Equity at December 31, 2009, according to Spanish GAAP (**)	(48,246)
Impact due to transition to IFRS
— Impairment loss on goodwill	(40,261	)<2>
— Grants and other	501

Equity at December 31, 2009 according to IFRS	(88,006)

(**)	Obtained from the consolidated financial statements at December 31, 2009, prepared according to Spanish generally accepted accounting principles in force (Royal Decree 1514/2007).

<1> Start-up expenses:

According to Spanish GAAP, the start-up expenses were valued at the purchase price as an intangible asset and were amortized using the straight line method over a maximum period of 5 years.

According to IAS 38 paragraph 69, the entity should recognize start-up expenses as an expense when it receives the services.

Therefore, the implementation of the aforementioned criterion has caused a decrease of EUR 1,106 thousand in the equity of the company, recorded in “Reserves for first-time application of IFRSs” of the balance sheet (see Note 11), without recording any deferred assets related with it.

<2> Impairment loss on goodwill:

The adjustment recorded by the Company in equity at December 31, 2009, corresponds to the record of the impairment of goodwill amounting to EUR 40,261 thousand. The projections, which were elaborated at December 31, 2007, confirmed the recoverability of the goodwill recorded on that date, taking into account the restructuring plan implemented in 2007, which would lead to cost optimization.

A review of these projections has led the Company to conclude that the recorded goodwill is not recoverable, thus the Company proceeds to register the impairment loss in the income statement for the goodwill’s total amount (see Note 7).

In addition, following is the reconciliation of the total overall loss for the last year to which the Group’s most recent consolidated financial statements under Spanish GAAP refer, to equity at the same date under IFRSs:

	Thousands of
	euros

Income at December 31, 2009 according to Spanish GAAP (**)	(33,898)
Impact due to transition to IFRS:
— Financial instruments	3,094	<3>

Income at December 31, 2009 according to IFRS	(30,804)

(**)	Obtained from the consolidated financial statements at December 31, 2009, prepared according to Spanish generally accepted accounting principles in force (Royal Decree 1514/2007).

<3> Financial Instruments:

This difference is due to the record of the derivative’s fair value at December 31, 2008, in the profit and loss statement according to IFRS. The changes in the value of these financial instruments are recognized as finance income for the year 2009 as required by IFRSs.

      Appendix 1

DÉDALO GROUP COMPANIES

         2009

			Thousands of euros
		LINE OF	CARRYING	% OF DIRECT	% OF INDIRECT	SHARE
INVESTEE	REGISTERED OFFICE	BUSINESS	AMOUNT	OWNERSHIP	OWNERSHIP	CAPITAL	RESERVES	PROFIT/LOSS

DÉDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	100.00%	0.00%	1,000	1,699	(15,189)

DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	6,117	248

NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	2,858	357

BIDASOA PRESS, S.L.U.	POL. INDUSTRIAL LA COMA - PICASSENT (VALENCIA)	GRAPHIC ARTS	3,319	100.00%	0.00%	2,047	3,063	(1,791)

DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	—	100.00%	0.00%	8,456	(21,678)	(9,690)

GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	—	0.00%	100.00%	601	2,215	(909)

ALTAMIRA, S.A.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	0.00%	100.00%	5,384	(4,755)	66

         2008

			Thousands of euros
		LINE OF	CARRYING	% OF DIRECT	% OF INDIRECT	SHARE
INVESTEE	REGISTERED OFFICE	BUSINESS	AMOUNT	OWNERSHIP	OWNERSHIP	CAPITAL	RESERVES	PROFIT/LOSS

DÉDALO OFFSET, S.L.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	2,699	100.00%	0.00%	1,000	14,314	(12,615)

DISTRIBUCIONES ALIADAS, S.A.U.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	5,560	557

NORPRENSA, S.A.U.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	2,285	573

BIDASOA PRESS, S.L.U.	C/ MALILLA No 134 - 46026 VALENCIA	GRAPHIC ARTS	5,111	100.00%	0.00%	2,047	7,646	(4,583)

DÉDALO HELIOCOLOR, S.A.U.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	—	100.00%	0.00%	8,456	(10,330)	(11,348)

GRÁFICAS INTEGRADAS, S.A.U.	C/ SANTA LEONOR, 63 - MADRID	GRAPHIC ARTS	—	0.00%	100.00%	601	1,621	594

ALTAMIRA, S.A.U.	CTRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	0.00%	100.00%	5,384	(4,854)	99

         2007

			Thousands of euros
		LINE OF	CARRYING	% OF DIRECT	% OF INDIRECT	SHARE
INVESTEE	REGISTERED OFFICE	BUSINESS	AMOUNT	OWNERSHIP	OWNERSHIP	CAPITAL	RESERVES	PROFIT/LOSS

MATEU CROMO ARTES GRAFICAS, S.A.	CRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	100.00%	0.00%	4,000	(11,127)	(32,802)

MACROLIBROS, S.A.	C/ VAZQUEZ DE MENCHACA, 9 Pol. Ind. Argales, Valladolid	GRAPHIC ARTS	—	0.01%	99.99%	992	7,662	(1,630)

DÉDALO ALTAMIRA, S.A.	CRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	100.00%	0.00%	6,000	(3,324)	(19,521)

DÉDALO OFFSET, S.L.	CRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	3	100.00%	0.00%	3	—	—

DISTRIBUCIONES ALIADAS, S.A.	POL. LA ISLA, CALLE RIO VIEJO, PARCELA 53 - DOS HERMANAS (SEVILLE)	GRAPHIC ARTS	5,848	100.00%	0.00%	2,100	4,268	1,292

NORPRENSA, S.A.	PARQUE EMPRESARIAL, I.N.-F. CALLE CALLE COSTURERA, S/N - LUGO	GRAPHIC ARTS	3,349	100.00%	0.00%	1,800	1,626	659

MATEU LIBER, S.L.	CRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	99.50%	0.50%	1,003	(641)	(1,941)

BIDASOA PRESS, S.L.	GRAN VIA, 32- MADRID	GRAPHIC ARTS	7,592	100.00%	0.00%	2,047	7,142	504

DÉDALO HELIOCOLOR, S.A.	CTRA. NAC II, KM 48,500 POLIG-INDUSTRIAL-1, CABANILLAS DEL CAMPO	GRAPHIC ARTS	30,597	100.00%	0.00%	8,456	(2,851)	(7,380)

GRAFICAS INTEGRADAS, S.A.	CAMINO DE LOS AFLIGIDOS, S/N - ALCALA DE HENARES (MADRID)	GRAPHIC ARTS	—	0.00%	100.00%	601	1,348	273

ALTAMIRA, S.A.	CRA. PINTO A FUENLABRADA, KM. 20,800- PINTO- MADRID	GRAPHIC ARTS	—	0.00%	100.00%	5,384	(4,946)	92

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Liberty Acquisition Holdings Corp.

We have audited the accompanying balance sheets of Liberty Acquisition Holdings Corp. (a corporation in the development stage) (the “Company”) as of December 31, 2009 and 2008, and the related statements of income, stockholders’ equity, and cash flows the years ended December 31, 2009 and 2008, for the period from June 27, 2007 (inception) to December 31, 2007 and for the period from June 27, 2007 (inception) to December 31, 2009. We have also audited the Company’s internal control over financial reporting as of December 31, 2009 and 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit over internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the financial statements, the Company will face a mandatory liquidation if a business combination is not consummated by June 12, 2010, or December 12, 2010 if certain extension criteria have been satisfied, which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows the years ended December 31, 2009 and 2008, for the periods from June 27, 2007 (inception) to December 31, 2007 and from June 27, 2007 (inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009 and 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 24, 2010

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2009	December 31, 2008

ASSETS
Current assets
Cash	$8,941,801	$9,689,737
Prepaid income taxes	550,576	1,281,352
Other prepaid expenses	101,635	92,473

Total current assets	9,594,012	11,063,562

Other assets
Deferred taxes	492,000	—
Cash and cash equivalents held in Trust Account	1,022,041,138	1,020,584,682

Total other assets	1,022,533,138	1,020,584,682

Total assets	$1,032,127,150	$1,031,648,244

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$2,027	$20,000
Franchise taxes payable	31,574	95,610

Total current liabilities	$33,601	$115,610

Long-term liabilities
Long-term liability, deferred underwriters’ fee	$27,427,500	$27,427,500

Common stock subject to redemption, 31,049,999 shares at redemption value, approximately $9.82 per share	304,910,990	304,910,990

Deferred interest income related to common stock subject to possible redemption	2,205,468	1,568,300

Commitments
Stockholders’ equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued
Common stock, $.0001 par value, authorized 215,062,500 shares; 129,375,000 shares issued and outstanding as of December 31, 2009 and 2008, respectively (including 31,049,999 shares subject to possible redemption)	12,938	12,938
Additional paid-in capital	686,812,963	686,812,963
Earnings accumulated during the development stage	10,723,690	10,799,943

Total stockholders’ equity	697,549,591	697,625,844

Total liabilities and stockholders’ equity	$1,032,127,150	$1,031,648,244

See accompanying notes to financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

STATEMENTS OF OPERATIONS

			Period from	Period from
			June 27,	June 27,
			2007	2007
	For the Year	For the Year	(inception)	(inception)
	Ended	Ended	to	to
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009

Revenue	$—	$—	$—	$—
Formation and administrative costs	3,418,594	833,005	109,225	4,360,824
Warrant modification charge (stock compensation expense)	—	—	2,460,000	2,460,000

Loss from operations	(3,418,594)	(833,005)	(2,569,225)	(6,820,824)
Interest income	3,834,415	25,593,766	2,891,877	32,320,058

Income before provision for income taxes	415,821	24,760,761	322,652	25,499,234
Provision for income taxes	(145,094)	11,432,538	1,282,632	12,570,076

Net income (loss) applicable to common stockholders	$560,915	$13,328,223	$(959,980)	$12,929,158

Maximum number of shares subject to possible redemption:
Approximate weighted average number of shares, basic and diluted	31,049,999	31,049,999	3,138,032	25,340,043

Income per share of common stock subject to possible redemption, basic and diluted	$0.02	$0.03	$—	$0.09

Approximate weighted average number of common shares outstanding (not subject to possible redemption), basic	98,325,000	98,325,000	33,197,074	85,001,768

Income (loss) per common share not subject to possible redemption, basic	$0.01	$0.13	$(0.03)	$0.14

Approximate weighted average number of common shares outstanding (not subject to possible redemption), diluted	122,642,347	122,845,896	33,197,074	106,040,173

Income (loss) per common share not subject to possible redemption, diluted	$0.01	$0.10	$(0.03)	$0.11

See accompanying notes to financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

STATEMENTS OF STOCKHOLDERS’ EQUITY

				Earnings
				(Deficit)
				Accumulated
			Additional	During the	Total
	Common		Paid-in	Development	Stockholders’
	Shares	Amount	Capital	Stage	Equity

Sale of Units issued to founding stockholders on August 9, 2007 at approximately $0.00097 per unit (each unit consists one share of common stock and one half (1/2) of one warrant)	25,875,000	$2,588	$22,412	$—	$25,000
Sale of 12,000,000 warrants at $1 per warrant on December 12, 2007 to Berggruen Holdings and Marlin Equities	—	—	12,000,000	—	12,000,000
Sales of 103,500,000 units on December 12, 2007 at a price of $10 per unit in the public offering, including 13,500,000 Units sold to the underwriters	103,500,000	10,350	1,034,989,650	—	1,035,000,000
Proceeds from public offering subject to possible redemption (31,049,999 shares common stock at redemption value)	—	—	(304,910,990)	—	(304,910,990)
Underwriters’ discount and offering costs related to public offering and over-allotment option (including $27,427,500 payable upon a Business Combination)	—	—	(57,748,109)	—	(57,748,109)
Warrants modification charge	—	—	2,460,000	—	2,460,000
Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $385,000	—	—	—	(482,772)	(482,772)
Net loss	—	—	—	(959,980)	(959,980)

Balances, at December 31, 2007	129,375,000	$12,938	$686,812,963	$(1,442,752)	$685,383,149

Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $818,000	—	—	—	(1,085,528)	(1,085,528)
Net income	—	—	—	13,328,223	13,328,223

Balances, at December 31, 2008	129,375,000	$12,938	$686,812,963	$10,799,943	$697,625,844

Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $521,000	—	—	—	(637,168)	(637,168)
Net income	—	—	—	560,915	560,915

Balances, at December 31, 2009	129,375,000	$12,938	$686,812,963	$10,723,690	$697,549,591

See accompanying notes to financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

			Period from	Period from
			June 27,	June 27,
			2007	2007
	Year Ended	Year Ended	(inception) to	(inception) to
	December 31,	December 31,	December 31,	December 31,
	2009	2008	2007	2009

Cash flows from operating activities
Net income (loss)	$560,915	$13,328,223	$(959,980)	$12,929,158
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Warrant modification charge (stock compensation expense)			2,460,000	2,460,000
Deferred tax benefit	(492,000)			(492,000)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Prepaid expenses	(9,162)	107,500	(199,973)	(101,635)
Prepaid income taxes	730,776	(1,281,352)	—	(550,576)
Income taxes payable	—	(1,282,632)	1,282,632	—
Franchise taxes payable	(64,036)	10,624	84,986	31,574
Accrued expenses	(17,973)	13,621	6,379	2,027

Net cash provided by operating activities	708,520	10,895,984	2,674,044	14,278,548

Cash flows from investing activities
Principal deposited in Trust Account			(1,017,502,800)	(1,017,502,500)
Interest reinvested in Trust Account	(3,801,622)	(25,494,802)	(2,888,279)	(32,184,703)
Redemptions from the Trust Account	2,345,166	24,500,899	800,000	27,646,065

Net cash used in investing activities	(1,456,456)	(993,903)	(1,019,590,779)	(1,022,041,138)

Cash flows from financing activities
Repayment of notes payable, founding stockholders	—	(250,000)	—	(250,000)
Proceeds from notes payable, founding stockholders	—	—	250,000	250,000
Proceeds from issuance of units to founding stockholders	—	—	25,000	25,000
Gross proceeds from public offering	—	—	1,035,000,000	1,035,000,000
Proceeds from issuance of warrants in private placements	—	—	12,000,000	12,000,000
Payments for underwriters’ discounts and offering costs	—	(250,000)	(30,070,609)	(30,320,609)

Net cash provided by (used in) financing activities	—	(500,000)	1,017,204,391	1,016,704,391

Net increase (decrease) in cash	(747,936)	9,402,081	287,656	8,941,801
Cash, beginning of period	9,689,737	287,656	—	—

Cash, end of period	$8,941,801	$9,689,737	$287,656	$8,941,801

Supplemental schedule of non-cash financing activities:
Deferred underwriters fee	$—	$—	$27,427,500	$27,427,500

Accrued offering costs	$—	$—	$250,000	$—

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes	$2,116,131	$13,996,521	$—	$16,112,652

See accompanying notes to financial statements.

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

NOTE A—DESCRIPTION OF ORGANIZATION, BUSINESS OPERATIONS AND GOING CONCERN CONSIDERATION

Liberty Acquisition Holdings Corp. (a corporation in the development stage) (the “Company”) was incorporated in Delaware on June 27, 2007. The Company plans to acquire one or more operating businesses through a merger, stock exchange, asset acquisition, reorganization or similar business combination (a “Business Combination”). The Company has neither engaged in any operations nor generated revenue from operations to date. The Company is considered to be in the development stage as defined in Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. Following the initial public offering (described below), the Company will not generate any operating revenues until after the completion of its initial business combination, at the earliest. The Company currently generates non-operating income in the form of interest income on cash and cash equivalents held in an escrow trust account (“Trust Account”) from the proceeds derived from the offering. For the year ended December 31, 2008, the Company earned approximately $25.5 million of interest income on the Trust Account, of which approximately $10.4 million was transferred to the operating account to be used for continuing general and administrative expenses and approximately $14.1 million was transferred to the operating account to be used for the payment of income taxes. The Company selected December 31st as its fiscal year end.

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note C) was declared effective on December 6, 2007. The Company consummated the Offering on December 12, 2007, and contemporaneous with the consummation of the Offering, the Company’s Sponsors (as defined below) purchased 12,000,000 warrants in the aggregate at $1.00 per warrant in a private placement (the “Private Placement”) (See Note D). Substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the Offering, approximately 98% of the gross proceeds, after payment of certain amounts to the underwriters, is held in a Trust Account and invested in U.S. “government securities” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less and/or in any open ended money market(s) selected by us meeting the conditions of Sections (c)(2), (c)(3) and (c) (4) of Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds may be used to pay for business, legal and accounting due diligence on a prospective Business Combination and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the Business Combination, will submit such transaction for stockholder approval. In the event that 30% or more of the outstanding stock (excluding, for this purpose, those shares of the Company’s common stock, $0.0001 par value (“Common Stock”) issued prior to the Offering) vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. Stockholders that purchased the Common Stock in the Offering voting against a Business Combination will be entitled to cause the Company to redeem their stock for a pro rata share of the Trust Account (including the additional 2.65% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a stockholder’s redemption rights. A stockholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the stockholders. All of the Company’s stockholders prior to the Offering (collectively, the “Founders”) have agreed to vote all of the shares of the Common Stock held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

In the event that the Company does not consummate a Business Combination by June 12, 2010, or December 12, 2010 if certain extension criteria have been satisfied, the proceeds held in the Trust Account will be distributed to the Company’s public stockholders, excluding the Founders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Offering discussed in Note C). The potential mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the United States Securities and Exchange Commission (“SEC”).

Development stage company:

The Company complies with the accounting and reporting requirements of Accounting and Reporting by Development Stage Enterprises.

Cash and cash equivalents:

Cash and cash equivalents are defined as cash and investments that have a maturity at date of purchase of, or can be converted to cash in, three months or less.

Units:

On December 6, 2007, the Company effected a 1-for-5 unit dividend (“Unit Dividend”). All transactions and disclosures in the financial statements, related to the Company’s Units, have been adjusted to reflect the effect of the Unit Dividend.

Income (loss) per common share:

Basic income (loss) per common share is computed by dividing income (loss) applicable to common stockholders by the weighted average number of common shares for the period. Diluted net income (loss) per share reflects the potential dilution that could occur if derivative securities were to be exercised or converted and would otherwise result in the issuance of common stock.

For the years ended December 31, 2009 and 2008 and for the periods from June 27, 2007 (inception) to December 31, 2009 and 2007, the Company had potentially dilutive securities in the form of 76,687,500 warrants, including 12,937,500 warrants issued as part of the Founders’ Units (as defined below), 12,000,000 Sponsors’ Warrants (as defined below) issued in the Private Placement and 51,750,000 warrants issued as part of the Units (as defined below) in the Offering. Of the total warrants outstanding for the foregoing periods then ended, approximately 24,317,000, 24,521,000 and 21,038,000 represent incremental shares of common stock, based on their assumed exercise, to be included in the weighted average number of shares of common stock (not subject to possible redemption) for the calculation of diluted income per share of common stock. The Company uses the “treasury stock method” to calculate potential dilutive shares, as if they were redeemed for common stock at the beginning of the period.

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Company’s statements of operations for the years ended December 31, 2009 and 2008 and for the periods from June 27, 2007 (inception) to December 31, 2009 and 2007 include a presentation of income (loss) per common share subject to possible redemption in a manner similar to the two-class method of income (loss) per common share. Basic and diluted income per common share amount for the maximum number of common shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of common shares subject to possible redemption. Basic and diluted income per share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net income exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of common shares not subject to possible redemption.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which at times, exceeds the Federal depository insurance coverage ($100,000 through October 7, 2008; $250,000 thereafter and currently). The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on this account.

Fair value of financial instruments:

The Company does not enter into financial instruments or derivative contracts for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities.

Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the disclosure of contingent assets and liabilities in the financial statements and the accompanying notes, and the reported amounts of revenue and expenses during the periods presented. Actual amounts and results could differ from those estimates. If the Company were to effect a Business Combination, estimates and assumptions would be based on historical factors, current circumstances and the experience and judgment of the Company’s management, and would evaluate its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the Company’s evaluations.

Income taxes:

The Company complies with Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. This policy has been applied to all existing tax positions since the Company’s inception on June 27, 2007. Based on its analysis, the Company has determined that the adoption of this

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

policy did not have a material impact on the Company’s financial statements upon adoption. However, the Company’s conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the period ended December 31, 2009.

Stock-based compensation:

The Company accounts for stock options and warrants using the fair value recognition provisions of Share-Based Payment, which addresses all forms of share based compensation awards including shares issued under employment stock purchase plans, stock options, restricted stock and stock appreciation rights. Share based payment awards will be measured at fair value on the grant date, based on estimated number of awards that are expected to vest and will be reflected as compensation expense in the financial statements. See Note D.

Redeemable common stock:

The Company accounts for redeemable common stock in accordance with Classification and Measurement of Redeemable Securities, which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders holding less than 30% (31,050,000) of common stock sold in the Offering exercise their redemption rights. As further discussed in Note A, if a Business Combination is not consummated by June 12, 2010, or December 12, 2010 if certain extension criteria have been satisfied, the Company will liquidate. Accordingly, 31,049,999 shares of common stock have been classified outside of permanent equity at redemption value in the accompanying balance sheets. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Recently issued accounting policies:

In June 2009, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105—Generally Accepted Accounting Principles—amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles. This ASU reflected the issuance of FASB Statement No. 168. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU includes Statement 168 in its entirety, including the accounting standards update instructions contained in Appendix B of the Statement. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15, 2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification is effective for the Company in the third quarter of 2009, and accordingly, this Annual Report on Form 10-K for the year ended December 31, 2009 and all subsequent public filings will reference the Codification as the sole source of authoritative literature.

In June 2009, the FASB issued ASU No. 2009-02, Omnibus Update—Amendments to Various Topics for Technical Corrections. This omnibus ASU detailed amendments to various topics for technical corrections,

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

effective as of July 1, 2009. The adoption of ASU 2009-02 will not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-03, SEC Update—Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text. The adoption of ASU 2009-03 will not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-04, Accounting for Redeemable Equity Instruments—Amendment to Section 480-10-S99. This ASU represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per Emerging Issues Task Force Topic D-98, “Classification and Measurement of Redeemable Securities”. The adoption of ASU 2009-04 will not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value. This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures, to provide guidance on the fair value measurement of liabilities. This update is effective for financial statements issued for interim and annual periods ending after August 26, 2009. The adoption of ASU 2009-05 is not expected to have a material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-06, Implementation Guidance on Accounting for Uncertainty in Income Taxes and Disclosure Amendments for Nonpublic Entities. This ASU provides additional implementation guidance on accounting for uncertainty in income taxes and eliminates the disclosures required by paragraph 740-10-50-15(a) through (b) for nonpublic entities. This update is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of ASU 2009-06 will not have material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-07, Technical Corrections to SEC Paragraphs. This ASU corrected SEC paragraphs in response to comment letters. The adoption of ASU 2009-07 will not have material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-08, Earnings Per Share Amendments to Section 260-10-S99. This ASU represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The adoption of ASU 2009-08 will not have material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The adoption of ASU 2009-09 will not have material impact on the Company’s financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures, to provide guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The adoption of ASU 2009-12 will not have material impact on the Company’s financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Subsequent events:

These financial statements were approved by the Company’s management and were issued on February 24, 2010. Subsequent events have been evaluated through this date.

NOTE C—THE OFFERING

On December 12, 2007, the Company consummated its initial public offering of 103,500,000 units (“Units”) (including 13,500,000 Units sold pursuant to the underwriters’ exercise of their over-allotment option) at a price of $10.00 per Unit in the Offering. Each Unit consists of one share of the Company’s Common Stock and one half (1/2) of one redeemable Common Stock purchase warrant (“Warrant”). Because each unit includes one half (1/2) of one warrant, holders will need to have two units in order to have one warrant. Warrants may be exercised only in increments of one whole warrant. The public offering price was $10.00 per Unit. Each Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.50 commencing on the later of (i) the consummation of the Company’s initial Business Combination or (ii) December 6, 2008, provided in each case that there is an effective registration statement covering the shares of Common Stock underlying the Warrants in effect. The Warrants will expire December 12, 2013, unless earlier redeemed. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the Common Stock is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

No warrants will be exercisable and the Company will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Common Stock issuable upon exercise of the warrants is current and the common stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the common stock issuable upon exercise of the warrants until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the common stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless.

Proceeds held in the Trust Account will not be available for the Company’s use for any purpose, except to pay any income taxes and up to $10.35 million can be taken from the interest earned on the Trust Account to fund the Company’s working capital. These proceeds will be used to pay for business, legal, and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

NOTE D—RELATED PARTY TRANSACTIONS

The Founders purchased an aggregate of 25,875,000 (after giving effect to the Unit Dividend) of the Company’s founders’ units (the “Founders’ Units”) for an aggregate price of $25,000 in a private placement. Except as described below, the Founders’ Units are identical to those sold in the Offering. In addition, each of the Founders has agreed to vote the Common Stock included in the Founders’ Units in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving the initial Business Combination. As a result, the Founders will not be able to exercise redemption rights with respect to the Founders’ Common Stock if the initial Business Combination is approved by a majority of the Company’s public stockholders. The Founders’ Common Stock included in the Founders’ Units will not participate with the Common Stock included in the Units sold in the Offering in any liquidating distribution. The Warrants included in the Founders’ Units will become exercisable after the consummation of a Business Combination, if and when the last

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

sales price of the Common Stock exceeds $15.00 per share for any 20 trading days within a 30 trading day period beginning 90 days after such Business Combination, will be non-redeemable so long as they are held by the Founders or their permitted transferees and may be exercised by the holder on a cashless basis. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless.

Prior to, and in connection with the pricing of, the Offering, the Company’s Board of Directors approved an amendment to modify the terms of (i) the warrants granted to the Founders as part of the Founders’ Units and (ii) the Sponsors’ Warrants that were to be purchased by the Sponsors immediately prior to the consummation of the Offering, whereby the exercise price of the warrants was reduced from $7.00 to $5.50 and the exercise term extended from five to six years. The impact of the amendment to these warrants issued in connection with the Founders’ Units resulted in a warrant modification under SFAS 123(R), whereby the Company was required to record a charge for the change in fair value measured immediately prior and subsequent to the modification of the warrants. As a result of the modifications, the Company recorded a noncash expense of approximately $2.5 million in the period from June 27, 2007 (date of inception) to December 31, 2007.

The Company presently occupies office space provided by Berggruen Holdings, Inc., an affiliate of Berggruen Holdings and the Company’s Chief Executive Officer. Upon the consummation of the Offering, the Company agreed to pay Berggruen Holdings, Inc. a total of $10,000 per month for office space, administrative services and secretarial support until the earlier of the Company’s consummation of a Business Combination or its liquidation. Upon consummation of a Business Combination or its liquidation, the Company will cease paying these monthly fees.

Each of Berggruen Holdings and Marlin Equities have invested $6.0 million in the Company ($12.0 million in the aggregate) in the form of sponsors’ warrants (“Sponsors’ Warrants”) to purchase 6,000,000 shares of Common Stock (12,000,000 in the aggregate) at a price of $1.00 per Sponsors’ Warrant. Each of Berggruen Holdings and Marlin Equities purchased such Sponsors’ Warrants from the Company immediately prior to the consummation of the Offering. Each of Berggruen Holdings and Marlin Equities has agreed not to transfer, assign or sell any of the Sponsors’ Warrants (including the Common Stock to be issued upon exercise of the Sponsors’ Warrants) until one year after the Company consummates a Business Combination. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the common stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless. There was no charge associated with the issuance of these warrants in the Private Placement, in accordance with the fair value recognition provisions of Share-Based Payment, as the Company has determined that the purchase price of these warrants were above the fair value of such warrants.

Each of Berggruen Holdings and Marlin Equities agreed to invest $30.0 million in the Company ($60.0 million in the aggregate) in the form of co-investment units (“Co-Investment Units”) at a price of $10.00 per Unit. Each of Berggruen Holdings and Marlin Equities is obligated to purchase such Co-Investment Units from the Company immediately prior to the consummation of a Business Combination.

The Co-Investment Units will be identical to the Units sold in the Offering. Each of Berggruen Holdings and Marlin Equities has agreed not to transfer, assign or sell any of the Co-Investment Units or the Common Stock or Warrants included in the Co-Investment Units (including the Common Stock to be issued upon exercise of the Warrants), until one year after the Company consummates a Business Combination.

The Company issued two $125,000 unsecured promissory notes, one each, to Berggruen Acquisition Holdings Ltd (“Berggruen Holdings”) and Marlin Equities II, LLC (“Marlin Equities”). These advances were non-interest

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

bearing, unsecured and due within 60 days following the consummation of the Offering. Both promissory notes were repaid in the first quarter of 2008.

NOTE E—INCOME TAXES

The Company’s provision for income taxes reflects the application of federal, state and city statutory rates to the Company’s income before taxes.

Components of the provision for income taxes are as follows:

			Period from June 27,	Period from June 27,
	Year Ended	Year Ended	2007 (inception) to	2007 (inception) to
	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2009

Current
Federal	$346,906	$7,536,431	$829,005	$8,712,342
State	—	1,645,661	197,696	1,843,357
City	—	2,250,446	255,931	2,506,377

Total current	$346,906	$11,432,538	$1,282,632	$13,062,076
Deferred
Federal	$(492,000)	$—	$—	$(492,000)
State	(63,000)	—	—	(63,000)
City	(84,000)	—	—	(84,000)

	(639,000)	—	—	(639,000)

Valuation allowance	147,000	—	—	147,000

Total deferred	$(492,000)	$—	$—	$(492,000)
Provision of income tax	$(145,094)	$11,432,538	$1,282,632	$12,570,076

NOTE F—COMMITMENTS

The Company paid an underwriting discount of 2.85% of the Offering proceeds ($29.5 million) to the underwriters at the closing of the Offering. The Company will pay the underwriters an additional fee of 2.65% of the Offering proceeds ($27.4 million) payable upon the consummation of a Business Combination.

NOTE G—PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of December 31, 2009, the Company has not issued any shares of preferred stock.

NOTE H—FAIR VALUE MEASUREMENTS

The Company complies with Fair Value Measurements for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2009 and 2008, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize

LIBERTY ACQUISITION HOLDINGS CORP
(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS — (Continued)

quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair value determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Financial Assets at Fair Value as of December 31, 2009

	Fair Value	Quoted Prices in	Significant Other	Significant
	December 31,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents held in trust	$1,022,041,138	$1,022,041,138	$—	$—
Total	$1,022,041,138	$1,022,041,138	$—	$—

Financial Assets at Fair Value as of December 31, 2008

	Fair Value	Quoted Prices in	Significant Other	Significant
	December 31,	Active Markets	Observable Inputs	Unobservable Inputs
Description	2008	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents held in trust	$1,020,584,682	$1,020,584,682	$—	$—
Total	$1,020,584,682	$1,020,584,682	$—	$—

The fair values of the Company’s cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

PART I — FINANCIAL INFORMATION

ITEM 1.	Financial Statements

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

CONDENSED BALANCE SHEETS

	June 30, 2010	December 31, 2009
	(Unaudited)

Current assets
Cash	$6,832,539	$8,941,801
Income tax receivable	328,000	—
Prepaid income taxes	—	550,576
Other prepaid expenses	147,033	101,635

Total current assets	7,307,572	9,594,012

Other assets
Deferred taxes	699,000	492,000
Cash and cash equivalents held in Trust Account	1,021,633,285	1,022,041,138

Total assets	$1,029,639,857	$1,032,127,150

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accrued expenses	$5,869,029	$2,027
Franchise taxes payable	—	31,574

Total current liabilities	5,869,029	33,601

Long-term liabilities
Deferred underwriters’ fee	24,427,500	27,427,500

Common stock subject to redemption, 31,049,999 shares at redemption value, approximately $9.81 per share	304,910,990	304,910,990

Deferred interest income related to common stock subject to possible redemption	2,241,525	2,205,468

Total long-term liabilities	331,580,015	334,543,958

Stockholders’ equity
Preferred stock, $.0001 par value; 1,000,000 shares authorized; none issued	—	—
Common stock, $.0001 par value, authorized 215,062,500 shares; 129,375,000 shares issued and outstanding (including 31,049,999 shares subject to possible redemption)	12,938	12,938
Additional paid-in capital	689,812,963	686,812,963
Earnings accumulated during the development stage	2,364,912	10,723,690

Total stockholders’ equity	692,190,813	697,549,591

Total liabilities and stockholders’ equity	$1,029,639,857	$1,032,127,150

See accompanying notes to condensed interim financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

					Period from
	For the Six	For the Six	For the Three	For the Three	June 27, 2007
	Months Ended	Months Ended	Months Ended	Months Ended	(inception) to
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010

Revenue	$—	$—	$—	$—	$—
Formation and administrative costs	1,759,706	630,241	802,865	258,659	6,120,530
Warrant modification charge (stock compensation expense)	—	—	—	—	2,460,000
Business combination fees and expenses	7,282,870	—	2,482,870	—	7,282,870

Loss from operations	(9,042,576)	(630,241)	(3,285,735)	(258,659)	(15,863,400)
Interest income	184,855	3,048,751	98,562	981,883	32,504,913

Income before provision for income taxes	(8,857,721)	2,418,510	(3,187,173)	723,224	16,641,513
Income tax expense (benefit)	(535,000)	1,068,598	(240,000)	307,899	12,035,076

Net income (loss) applicable to common stockholders	$(8,322,721)	$1,349,912	$(2,947,173)	$415,325	$4,606,437

Maximum number of shares subject to possible redemption:
Approximate weighted average number of shares, basic and diluted	31,049,999	31,049,999	31,049,999	31,049,999	26,279,591

Income per share to common stock subject to possible redemption, basic and diluted	$0.00	$0.02	$0.00	$0.01	$0.09

Approximate weighted average number of common shares outstanding (not subject to possible redemption), basic	98,325,001	98,325,001	98,325,001	98,325,001	87,194,046

Net income (loss) per common share not subject to possible redemption, basic	$(0.09)	$0.01	$(0.03)	$0.00	$0.05

Approximate weighted average number of common shares outstanding (not subject to possible redemption), diluted	98,325,001	121,447,836	98,325,001	121,959,253	109,259,394

Income (loss) per common share not subject to possible redemption, diluted	$(0.09)	$0.01	$(0.03)	$0.00	$0.04

See accompanying notes to condensed interim financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

				Earnings
				(Deficit)
				Accumulated
				During the	Total
	Common		Additional	Development	Stockholders’
	Shares	Amount	Paid-in Capital	Stage	Equity

Sale of Units issued to founding stockholders on August 9, 2007 at approximately $0.00097 per unit (each unit consists one share of common stock and one half (1/2) of one warrant)	25,875,000	$2,588	$22,412	$—	$25,000
Sale of 12,000,000 warrants at $1 per warrant on December 12, 2007 to Berggruen Holdings and Marlin Equities	—	—	12,000,000	—	12,000,000
Sale of 103,500,000 units on December 12, 2007 at a price of $10 per unit in the public offering, including 13,500,000 Units sold to the underwriters	103,500,000	10,350	1,034,989,650	—	1,035,000,000
Proceeds from public offering subject to possible redemption (31,049,999 shares common stock at redemption value)	—	—	(304,910,990)	—	(304,910,990)
Underwriters’ discount and offering costs related to public offering and over-allotment option (including $27,427,500 payable upon a Business Combination)	—	—	(57,748,109)	—	(57,748,109)
Warrants modification charge	—	—	2,460,000	—	2,460,000
Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $385,000	—	—	—	(482,772)	(482,772)
Net loss	—	—	—	(959,980)	(959,980)

Balances, at December 31, 2007	129,375,000	$12,938	$686,812,963	$(1,442,752)	$685,383,149

Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $898,000	—	—	—	(1,085,528)	(1,085,528)
Net income	—	—	—	13,328,223	13,328,223

Balances, at December 31, 2008	129,375,000	$12,938	$686,812,963	$10,799,943	$697,625,844

Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $521,000	—	—	—	(637,168)	(637,168)
Net income	—	—	—	560,915	560,915

Balances, at December 31, 2009	129,375,000	$12,938	$686,812,963	$10,723,690	$697,549,591

Adjustment to reflect reduction of underwriters’ discount			3,000,000		3,000,000
Accretion of Trust Account relating to common stock subject to possible redemption, net of tax of approximately $84,000 (unaudited)	—	—	—	(36,057)	(36,057)
Net loss (unaudited)	—	—	—	(8,322,721)	(8,322,721)

Balances, at June 30, 2010 (unaudited)	129,375,000	$12,938	$689,812,963	$2,364,912	$692,190,813

See accompanying notes to condensed interim financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

			Period from
	For the Six	For the Six	June 27, 2007
	Months Ended	Months Ended	(inception) to
	June 30, 2010	June 30, 2009	June 30, 2010

Cash flows from operating activities
Net income (loss)	$(8,322,721)	$1,349,912	$4,606,437
Adjustment to reconcile net income to net cash provided by (used in) operating activities:
Warrant modification charge (stock compensation expense)	—	—	2,460,000
Deferred tax benefit	(207,000)	(265,000)	(699,000)
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Income tax receivable	(328,000)		(328,000)
Prepaid income taxes	550,576	53,750
Other prepaid expenses	(45,398)	122,468	(147,033)
Accrued expenses	5,867,002	—	5,869,029
Income taxes payable	—	(80,536)	—
Franchise taxes payable	(31,574)	46,620	—

Net cash provided by (used in) operating activities	(2,517,115)	1,227,214	11,761,433

Cash flows from investing activities
Principal deposited in Trust Account	—	—	(1,017,502,500)
Interest reinvested in Trust Account	(182,197)	(3,018,230)	(32,366,900)
Redemptions from the Trust Account	590,050	1,308,167	28,236,115

Net cash provided by (used in) investing activities	407,853	(1,710,063)	(1,021,633,285)

Cash flows from financing activities
Repayment of notes payable, founding stockholders	—	—	(250,000)
Proceeds from notes payable, founding stockholders	—	—	250,000
Proceeds from issuance of units to founding stockholders	—	—	25,000
Gross proceeds from public offering	—	—	1,035,000,000
Proceeds from issuance of warrants in private placements	—	—	12,000,000
Payments for underwriters’ discounts and offering costs	—	—	(30,320,609)

Net cash provided by (used in) financing activities	—	—	1,016,704,391

Net increase (decrease) in cash	(2,109,262)	(482,849)	6,832,539
Cash, beginning of period	8,941,801	9,689,737	—

Cash, end of period	$6,832,539	$9,206,888	$6,832,539

Supplemental schedule of non-cash financing activities:
Deferred underwriters’ fee	$(3,000,0000)	$—	$24,427,500

Supplemental disclosures of cash flow information:
Cash paid (received) during the period for income taxes	$(537,150)	$786,131	$12,962,926

See accompanying notes to condensed interim financial statements.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

NOTE A —	DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS, BUSINESS OPERATIONS AND GOING CONCERN CONSIDERATION

Liberty Acquisition Holdings Corp. (a corporation in the development stage) (the “Company”) was incorporated in Delaware on June 27, 2007. The Company plans to acquire one or more operating businesses through a merger, stock exchange, asset acquisition, reorganization or similar Business Combination (a “Business Combination”). The Company has neither engaged in any operations nor generated revenue from operations to date. The Company is considered to be in the development stage as defined in Accounting and Reporting By Development Stage Enterprises, and is subject to the risks associated with activities of development stage companies. Following the initial public offering (described below), the Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company currently generates non-operating income in the form of interest income on cash and cash equivalents held in an escrow Trust Account (“Trust Account”) from the proceeds derived from the offering. For the six months ended June 30, 2010, the Company earned approximately $0.2 million of interest income on the Trust Account. The Company has selected December 31st as its fiscal year end.

The accompanying condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange of Commission (“SEC”), and reflect all adjustments, consisting only of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the financial position as of June 30, 2010 and the results of operations for the three and six months ended June 30, 2010 and 2009 and for the period from June 27, 2007 (date of inception) to June 30, 2010. Certain information and disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The condensed balance sheet as of December 31, 2009, as presented herein, was derived from the Company’s audited financial statements as reported on Form 10-K to the Company’s Annual Report for the year ended December 31, 2009 filed with the SEC.

The results of operations for the three and six months ended June 30, 2010 are not necessarily indicative of the results of operations to be expected for a full fiscal year. These unaudited condensed interim financial statements should be read in conjunction with the Company’s audited financial statements as of December 31, 2009, which are included in the Company’s Annual Report on Form 10-K filed with the SEC.

The registration statement for the Company’s initial public offering (the “Offering”) (as described in Note C) was declared effective on December 6, 2007. The Company consummated the Offering on December 12, 2007, and contemporaneous with the consummation of the Offering, the Company’s Sponsors (as defined below) purchased 12,000,000 warrants in the aggregate at $1.00 per warrant in a private placement (the “Private Placement”) (See Note D). Substantially all of the net proceeds of the Offering are intended to be generally applied toward consummating a Business Combination. Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Since the Offering, approximately 98% of the gross proceeds, after payment of certain amounts to the underwriters, is held in a Trust Account and invested in U.S. “government securities” defined as any Treasury Bill issued by the United States having a maturity of 180 days or less and/or in any open ended money market(s) selected by us meeting the conditions of Sections (c)(2), (c)(3) and (c) (4) of Rule 2a-7 under the Investment Company Act of 1940, until the earlier of (i) the consummation of its first Business Combination or (ii) the distribution of the Trust Account as described below. The remaining proceeds may be used to pay for business, legal and accounting due diligence on a prospective Business Combination and continuing general and administrative expenses.

The Company, after signing a definitive agreement for the Business Combination, will submit such transaction for stockholder approval. In the event that 30% or more of the Company’s outstanding common stock, $0.0001 par

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

value (“Common Stock”) (excluding, for this purpose, those shares of the Common Stock issued prior to the Offering) vote against the Business Combination and exercise their redemption rights described below, the Business Combination will not be consummated. Stockholders that purchased the Common Stock in the Offering voting against a Business Combination will be entitled to cause the Company to redeem their stock for a pro rata share of the Trust Account (including the additional 2.65% fee of the gross proceeds payable to the underwriters upon the Company’s consummation of a Business Combination), including any interest earned (net of taxes payable and the amount distributed to the Company to fund its working capital requirements) on their pro rata share, if the Business Combination is approved and consummated. However, voting against the Business Combination alone will not result in an election to exercise a stockholder’s redemption rights. A stockholder must also affirmatively exercise such redemption rights at or prior to the time the Business Combination is voted upon by the stockholders. All of the Company’s stockholders prior to the Offering (collectively, the “Founders”) have agreed to vote all of the shares of the Common Stock held by them in accordance with the vote of the majority in interest of all other stockholders of the Company.

In the event that the Company does not consummate a Business Combination by December 12, 2010 (extended from June 12, 2010, based upon the satisfaction of certain extension criteria), the proceeds held in the Trust Account will be distributed to the Company’s public stockholders, excluding the Founders to the extent of their initial stock holdings. In the event of such distribution, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Offering (assuming no value is attributed to the warrants contained in the Units offered in the Offering discussed in Note C). The potential mandatory liquidation raises substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may be necessary if the Company is unable to continue as a going concern.

NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation:

The accompanying condensed financial statements are presented in U.S. dollars and have been prepared in accordance with U.S. GAAP and pursuant to the accounting and disclosure rules and regulations for interim financial statements of the SEC.

Development stage company:

The Company complies with the accounting and reporting requirements of Accounting and Reporting by Development Stage Enterprises.

Cash and cash equivalents:

Cash and cash equivalents are defined as cash and investments that have a maturity at date of purchase of, or can be converted to cash in, three months or less.

Units:

On December 6, 2007, the Company effected a 1-for-5 unit dividend (“Unit Dividend”). All transactions and disclosures in the condensed interim financial statements, related to the Company’s Units, have been adjusted to reflect the effect of the Unit Dividend.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Income (loss) per common share:

Basic income per common share is computed by dividing net income for the period by the weighted average common shares outstanding for the period. Diluted net income per share reflects the potential dilution that could occur if warrants were to be exercised or converted or otherwise result in the issuance of common stock.

For the three and six months ended June 30, 2010 and 2009 and for the period from June 27, 2007 (inception) to June 30, 2010, the Company had potentially dilutive securities in the form of 76,687,500 warrants, including 12,937,500 warrants issued as part of the Founders’ Units (as defined below), 12,000,000 Sponsors’ Warrants (as defined below) issued in the Private Placement and 51,750,000 warrants issued as part of the Units (as defined below) in the Offering. Of the total warrants outstanding for the periods then ended, approximately 23,634,000, 23,123,000 and 22,065,000 represent incremental shares of common stock, based on their assumed exercise, to be included in the weighted average number of shares of common stock outstanding (not subject to possible redemption) for the calculation of diluted income per share of common stock for the three months ended June 30, 2009, the six months ended June 30, 2009, and the period from inception to June 30, 2010, respectively. For the three and six months ended June 30, 2010, 27,385,000 and 27,067,000, respectively, of potentially diluted shares were not included in the computation of diluted net loss per share because to do so would be anti-dilutive. The Company uses the “treasury stock method” to calculate potential dilutive shares, as if they were redeemed for common stock at the beginning of the period.

The Company’s condensed statements of operations include a presentation of income per common share subject to possible redemption in a manner similar to the two-class method of income per common share. Basic and diluted income per common share amount for the maximum number of common shares subject to possible redemption is calculated by dividing the net interest attributable to common shares subject to redemption by the weighted average number of shares subject to possible redemption. Basic and diluted income per share amount for the common shares outstanding not subject to possible redemption is calculated by dividing the net income exclusive of the net interest income attributable to common shares subject to redemption by the weighted average number of shares not subject to possible redemption.

Concentration of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution which exceeds the current Federal depository insurance coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on this account.

Fair value of financial instruments:

The Company does not enter into financial instruments or derivative contracts for trading or speculative purposes. The carrying amounts of financial instruments classified as current assets and liabilities approximate their fair value due to their short maturities.

Use of estimates:

The preparation of condensed financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. If the Company were to effect a Business Combination, estimates and assumptions would be based on historical factors, current circumstances and the experience and judgment of the Company’s management, and would evaluate its assumptions and estimates on an ongoing basis and may employ outside experts to assist in the Company’s evaluations.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Income taxes:

The Company complies with Accounting for Income Taxes, which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company also complies with the provisions of Accounting for Uncertainty in Income Taxes, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures and transitions. The Company adopted Accounting for Uncertainty in Income Taxes on the inception date and has determined that the adoption did not have an impact on the Company’s financial position, results of operations or cash flows.

Stock-based compensation:

The Company accounts for stock options and warrants using the fair value recognition provisions of Share-Based Payment, which addresses all forms of share-based compensation awards including shares issued under employment stock purchase plans, stock options, restricted stock and stock appreciation rights. Share-based payment awards will be measured at fair value on the grant date, based on estimated number of awards that are expected to vest and will be reflected as compensation expense in the financial statements. See Note D.

Redeemable common stock:

The Company accounts for redeemable common stock in accordance with Classification and Measurement of Redeemable Securities, which provides that securities that are redeemable for cash or other assets are classified outside of permanent equity if they are redeemable at the option of the holder. In addition, if the redemption causes a liquidation event, the redeemable securities should not be classified outside of permanent equity. As discussed in Note A, the Business Combination will only be consummated if a majority of the shares of common stock voted by the Public Stockholders are voted in favor of the Business Combination and Public Stockholders holding less than 30% (31,049,999) of common stock sold in the Offering exercise their redemption rights. As further discussed in Note A, if a Business Combination is not consummated by December 12, 2010 (extended from June 12, 2010, based upon the satisfaction of certain extension criteria), the Company will liquidate. Accordingly, 31,049,999 shares of common stock have been classified outside of permanent equity at redemption value. The Company recognizes changes in the redemption value immediately as they occur and adjusts the carrying value of the redeemable common stock to equal its redemption value at the end of each reporting period.

Recently issued accounting pronouncements:

In June 2009, the Financial Accounting Standard Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-01, Topic 105 — Generally Accepted Accounting Principles — amendments based on Statement of Financial Accounting Standards No. 168, The FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles. This ASU reflected the issuance of FASB Statement No. 168. This ASU amends the FASB Accounting Standards Codification for the issuance of FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This ASU includes Statement 168 in its entirety, including the accounting standards update instructions contained in Appendix B of the Statement. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. The Codification is effective for interim and annual periods ending after September 15,

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

2009, and as of the effective date, all existing accounting standard documents will be superseded. The Codification is effective for the Company in the third quarter of 2009, and accordingly, the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 referenced, and all subsequent public filings will reference, the Codification as the sole source of authoritative literature.

In June 2009, the FASB issued ASU No. 2009-02, Omnibus Update — Amendments to Various Topics for Technical Corrections. This omnibus ASU detailed amendments to various topics for technical corrections, effective as of July 1, 2009. The adoption of ASU 2009-02 will not have a material impact on the Company’s condensed interim financial statements.

In August 2009, the FASB issued ASU No. 2009-03, SEC Update — Amendments to Various Topics Containing SEC Staff Accounting Bulletins. This ASU updated cross-references to Codification text. The adoption of ASU 2009-03 will not have a material impact on the Company’s condensed interim financial statements.

In August 2009, the FASB issued ASU No. 2009-04, Accounting for Redeemable Equity Instruments — Amendment to Section 480-10-S99. This ASU represents an update to Section 480-10-S99, Distinguishing Liabilities from Equity, per Emerging Issues Task Force Topic D-98, “Classification and Measurement of Redeemable Securities.” The adoption of ASU 2009-04 will not have a material impact on the Company’s condensed interim financial statements.

In August 2009, the FASB issued ASU No. 2009-05, Fair Value Measurements and Disclosures (Topic 820) — Measuring Liabilities at Fair Value. This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures, to provide guidance on the fair value measurement of liabilities. This update is effective for financial statements issued for interim and annual periods ending after August 26, 2009. The adoption of ASU 2009-05 is not expected to have a material impact on the Company’s condensed interim financial statements.

In September 2009, the FASB issued ASU No. 2009-07, Technical Corrections to SEC Paragraphs. This ASU corrected SEC paragraphs in response to comment letters. The adoption of ASU 2009-07 will not have material impact on the Company’s condensed interim financial statements.

In September 2009, the FASB issued ASU No. 2009-08, Earnings Per Share Amendments to Section 260-10-S99. This ASU represents technical corrections to Topic 260-10-S99, Earnings per Share, based on EITF Topic D-53, Computation of Earnings Per Share for a Period that Includes a Redemption or an Induced Conversion of a Portion of a Class of Preferred Stock and EITF Topic D-42, The Effect of the Calculation of Earnings per Share for the Redemption or Induced Conversion of Preferred Stock. The adoption of ASU 2009-08 will not have material impact on the Company’s condensed interim financial statements.

In September 2009, the FASB issued ASU No. 2009-09, Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees. This ASU represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Section 323-10-S99-4 was originally entered into the Codification incorrectly. The adoption of ASU 2009-09 will not have material impact on the Company’s condensed interim financial statements.

In September 2009, the FASB issued ASU No. 2009-12, Fair Value Measurements and Disclosures (Topic 820), Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures, to provide guidance on the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent). This update is effective for financial statements issued for interim and annual periods ending after December 15, 2009. The adoption of ASU 2009-12 will not have material impact on the Company’s condensed interim financial statements.

In January 2010, the FASB issued “Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements,” which provides guidance on how investment assets and liabilities are to be valued and disclosed. Specifically, the amendment requires reporting entities to disclose (i) the input and

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements, for Level 2 or Level 3 positions, (ii) transfers between all levels (including Level 1 and Level 2) will be required to be disclosed on a gross basis (i.e. transfers out must be disclosed separately from transfers in) as well as the reason(s) for the transfers and (iii) purchases, sales, issuances and settlements must be shown on a gross basis in the Level 3 rollforward rather than as one net number. The effective date of the amendment is for interim and annual periods beginning after December 15, 2009. However, the requirement to provide the Level 3 activity for purchases, sales, issuances and settlements on a gross basis will be effective for interim and annual periods beginning after December 15, 2010. The adoption of the amendment did not have a material impact on the Company’s condensed interim financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s condensed interim financial statements.

NOTE C — THE OFFERING

On December 12, 2007, the Company consummated its initial public offering of 103,500,000 units (“Units”) (including 13,500,000 Units sold pursuant to the underwriters’ exercise of their over-allotment option) at a price of $10.00 per Unit in the Offering. Each Unit consists of one share of the Company’s Common Stock and one half (1/2) of one redeemable Common Stock purchase warrant (“Warrant”). Because each unit includes one half (1/2) of one warrant, holders will need to have two units in order to have one warrant. Warrants may be exercised only in increments of one whole warrant. The public offering price was $10.00 per Unit. Each Warrant entitles the holder to purchase from the Company one share of Common Stock at an exercise price of $5.50 commencing on the later of (i) the consummation of the Company’s initial Business Combination or (ii) December 6, 2008, provided in each case that there is an effective registration statement covering the shares of Common Stock underlying the Warrants in effect. The Warrants will expire December 12, 2013, unless earlier redeemed. The Warrants will be redeemable at a price of $0.01 per Warrant upon 30 days prior notice after the Warrants become exercisable, only in the event that the last sale price of the Common Stock is at least $15.00 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of redemption is given.

No warrants will be exercisable and the Company will not be obligated to issue shares of Common Stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the Common Stock issuable upon exercise of the warrants is current and the Common Stock has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Under the terms of the warrant agreement, the Company has agreed to use its best efforts to meet these conditions and to maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, if the Company does not maintain a current prospectus relating to the Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless.

Proceeds held in the Trust Account will not be available for the Company’s use for any purpose except to pay any income taxes, and up to $10.35 million can be taken from the interest earned on the Trust Account to fund the Company’s working capital. These proceeds will be used to pay for business, legal, and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE D — RELATED PARTY TRANSACTIONS

The Founders purchased an aggregate of 25,875,000 (after giving effect to the Unit Dividend) of the Company’s founders’ units (the “Founders’ Units”) for an aggregate price of $25,000 in a private placement. The Founders’ Units are identical to those sold in the Offering, except that each of the Founders has agreed to vote the Common Stock included in the Founders’ Units in the same manner as a majority of the public stockholders who vote at the special or annual meeting called for the purpose of approving the initial Business Combination. As a result, the Founders will not be able to exercise redemption rights with respect to the Founders’ Common Stock if the initial Business Combination is approved by a majority of the Company’s public stockholders. The Founders’ Common Stock included in the Founders’ Units will not participate with the Common Stock included in the Units sold in the Offering in any liquidating distribution. The Warrants included in the Founders’ Units will become exercisable after the consummation of a Business Combination, if and when the last sales price of the Common Stock exceeds $15.00 per share for any 20 trading days within a 30 trading day period beginning 90 days after such Business Combination, will be non-redeemable so long as they are held by the Founders or their permitted transferees and may be exercised by the holder on a cashless basis. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the common stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless.

Prior to, and in connection with the pricing of, the Offering, the Company’s Board of Directors approved an amendment to modify the terms of (i) the warrants granted to the Founders as part of the Founders’ Units and (ii) the Sponsors’ Warrants that were to be purchased by the Sponsors immediately prior to the consummation of the Offering, whereby the exercise price of the warrants was reduced from $7.00 to $5.50 and the exercise term extended from five to six years. The impact of the amendment to these warrants issued in connection with the Founders’ Units resulted in a warrant modification, whereby the Company was required to record a charge for the change in fair value measured immediately prior and subsequent to the modification of the warrants. As a result of the modifications, the Company recorded a noncash expense of approximately $2.5 million in the period from June 27, 2007 (date of inception) to December 31, 2007.

The Company presently occupies office space provided by Berggruen Holdings, Inc., an affiliate of Berggruen Acquisition Holdings Ltd (“Berggruen Holdings”) and the Company’s Chief Executive Officer. Upon the consummation of the Offering, the Company agreed to pay Berggruen Holdings a total of $10,000 per month for office space, administrative services and secretarial support until the earlier of the Company’s consummation of a Business Combination or its liquidation. Upon consummation of a Business Combination or its liquidation, the Company will cease paying these monthly fees.

Each of Berggruen Holdings and Marlin Equities II, LLC (“Marlin Equities” and, together with Berggruen Holdings, the “Sponsors”) have invested $6.0 million in the Company ($12.0 million in the aggregate) in the form of sponsors’ warrants (“Sponsors’ Warrants”) to purchase 6,000,000 shares of Common Stock (12,000,000 shares in the aggregate) at a price of $1.00 per Sponsors’ Warrant. Each of Berggruen Holdings and Marlin Equities purchased such Sponsors’ Warrants from the Company immediately prior to the consummation of the Offering. Each of Berggruen Holdings and Marlin Equities has agreed not to transfer, assign or sell any of the Sponsors’ Warrants (including the Common Stock to be issued upon exercise of the Sponsors’ Warrants) until one year after the Company consummates a Business Combination. In no circumstance will the Company be required to settle any such warrant exercise for cash. If the prospectus relating to the Common Stock issuable upon the exercise of the warrants is not current or if the Common Stock is not qualified or exempt from qualification in the jurisdiction in which the holders of the warrants reside, the warrants may have no value, the market for the warrants may be limited and the warrants will expire worthless. There was no charge associated with the issuance of these warrants in the

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

Private Placement, as the Company has determined that the purchase price of these warrants were above the fair value of such warrants.

Each of Berggruen Holdings and Marlin Equities agreed to invest $30.0 million in the Company ($60.0 million in the aggregate) in the form of co-investment units (“Co-Investment Units”) at a price of $10.00 per Unit. Each of Berggruen Holdings and Marlin Equities is obligated to purchase such Co-Investment Units from the Company immediately prior to the consummation of a Business Combination.

The Co-Investment Units will be identical to the Units sold in the Offering. Each of Berggruen Holdings and Marlin Equities has agreed not to transfer, assign or sell any of the Co-Investment Units or the Common Stock or Warrants included in the Co-Investment Units (including the Common Stock to be issued upon exercise of the Warrants), until one year after the Company consummates a Business Combination.

NOTE E — INCOME TAXES

The Company’s provision for income taxes reflects the application of federal, state and city statutory rates to the Company’s income before taxes. Components of the provision for income taxes are as follows:

					Period from
	For the Three	For the Three	For the Six	For the Six	June 27, 2007
	Months Ended	Months Ended	Months Ended	Months Ended	(inception) to
	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2009	June 30, 2010

Current
Federal	$(168,000)	$278,779	$(328,000)	$879,120	$8,384,342
State	—	60,874	—	191,965	1,843,357
City	—	83,246	—	262,513	2,506,377

Total current	$(168,000)	$422,899	$(328,000)	$1,333,598	$12,734,076
Deferred
Federal	$(72,000)	$(77,000)	$(207,000)	$(177,000)	$(699,000)
State	(9,000)	(18,000)	(26,000)	(41,000)	(89,000)
City	(12,000)	(20,000)	(35,000)	(47,000)	(119,000)

	(93,000)	(115,000)	(268,000)	(265,000)	(907,000)

Valuation allowance	21,000		61,000		208,000

Total deferred	$(72,000)	$(115,000)	$(207,000)	$(265,000)	$(699,000)
Provision of income tax	$(240,000)	$307,899	$(535,000)	$1,068,598	$12,035,076

For the three and six months ended June 30, 2010, the effective income tax rate of (7.5%) and (6.0%), respectively, differs from the expected federal statutory benefit rate of (34%) due to the effect of the non-deductibility of the Business Combination fees and expenses. For the three and six month periods ended June 30, 2009, the effective income tax rate of 42.6% and 44.2%, respectively, differs from the federal statutory rate of 34% principally due to the effect of state and city income taxes. For the period from June 27, 2007 (inception) to June 30, 2010, the effective income tax rate of 72.3% differs from the federal statutory rate principally due to state and city income taxes and the non-deductibility of the warrant modification charge and the Business Combination fees and expenses.

Deferred taxes for the June 30, 2010 and the December 31, 2009 condensed balance sheets were primarily composed of the tax effect of the deferral of start-up costs for tax purposes.

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

NOTE F — COMMITMENTS

The Company paid an underwriting discount of 2.85% of the Offering proceeds ($29.5 million) to the underwriters at the closing of the Offering. Under the underwriting agreement, the Company is required to pay the underwriters an additional fee of 2.65% of the Offering proceeds ($27.4 million) payable upon the consummation of a Business Combination (See Note I).

NOTE G — PREFERRED STOCK

The Company is authorized to issue 1,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. As of June 30, 2010, the Company has not issued any shares of preferred stock.

NOTE H — FAIR VALUE MEASUREMENTS

The Company complies with Fair Value Measurements for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2010 and December 31, 2009, and indicates the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair value determined by Level 2 inputs utilize data points that are observable such as quoted prices in markets that are not active, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and includes situations where there is little, if any, market activity for the asset or liability.

Financial Assets at Fair Value as of June 30, 2010

			Significant
		Quoted Prices	Other	Significant
		in	Observable	Unobservable
	Fair Value	Active Markets	Inputs	Inputs
Description	June 30, 2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents held in trust account	$1,021,633,285	$1,021,633,285	$—	$—

Total	$1,021,633,285	$1,021,633,285	$—	$—

Financial Assets at Fair Value as of December 31, 2009

			Significant
		Quoted Prices	Other	Significant
		in	Observable	Unobservable
	Fair Value	Active Markets	Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)

Assets:
Cash and cash equivalents held in trust account	$1,022,041,138	$1,022,041,138	$—	$—

Total	$1,022,041,138	$1,022,041,138	$—	$—

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

The fair values of the Company’s cash and cash equivalents held in the Trust Account are determined through market, observable and corroborated sources.

The carrying amounts reflected in the condensed balance sheets for other current assets and accrued expenses approximate fair value due to their short-term maturities.

NOTE I — BUSINESS COMBINATION AGREEMENT

On March 5, 2010, the Company and Promotora de Informaciones, S.A. (“Prisa”) entered into a business combination agreement, which agreement was amended and restated in its entirety pursuant to an amended and restated business combination agreement entered into by the Company and Prisa on August 4, 2010 (as so amended and restated, the “Business Combination Agreement”), regarding a proposed business combination (the “Proposed Business Combination”). Consummation of the Proposed Business Combination is subject to the satisfaction of a number of conditions, including the approval of the shareholders of the Company and Prisa.

Pursuant to the Business Combination Agreement, the Company has formed a new, wholly-owned Virginia corporation (“Liberty Virginia”). At the closing of the Proposed Business Combination, the Company will merge with and into Liberty Virginia (the “Reincorporation Merger”), with Liberty Virginia surviving the merger and the Company’s stockholders and warrantholders becoming stockholders and warrantholders of Liberty Virginia. Immediately following the Reincorporation Merger, Liberty Virginia will effect a statutory share exchange with Prisa under the Virginia Stock Corporation Act and applicable Spanish law, pursuant to which Liberty Virginia will become a wholly-owned subsidiary of Prisa and the stockholders and warrantholders of Liberty Virginia will receive the consideration described below.

As a result of the Proposed Business Combination, Prisa will become the owner of 100% of the outstanding shares of Liberty Virginia stock and each share of Liberty Virginia stock (other than shares held by stockholders of the Company who have validly exercised their redemption rights) will be exchanged for the right to receive either, at the option of the stockholder, (1) $10.00 in cash (the “Cash Consideration”) or (2) the following consideration (the “Mixed Consideration”): 1.5 newly created Prisa Class A ordinary shares, 3.0 newly created Prisa Class B convertible non-voting shares and $0.50 in cash. Such election can be made for all or any portion of each stockholder’s shares. The Prisa shares to be issued as part of the Mixed Consideration will be issued in the form of separate Prisa American Depositary Shares representing the Class A ordinary shares and the Class B convertible non-voting shares. The basic rights of the Class A ordinary shares and of the Class B convertible non-voting shares of Prisa governed by Spanish law are contained in proposed amended by-laws of Prisa to be adopted in connection with the consummation of the Proposed Business Combination. A more detailed description of the rights of the Class B convertible non-voting shares will be contained in the resolutions to be adopted by Prisa’s shareholders authorizing the Class B convertible non-voting shares at the special meeting of Prisa’s shareholders to be called for approving the Proposed Business Combination, and are summarized in Schedule I to the Business Combination Agreement.

On August 4 and August 13, 2010, the Company entered into separately negotiated Preferred Stock Purchase Agreements (each, a “Preferred Stock Purchase Agreement”) with the Sponsors and certain entities (each, including each Sponsor, an “Investor”), pursuant to which those Investors agreed to purchase certain specified series of newly-created shares of the Company’s preferred stock. The aggregate proceeds from the sale of all series of such preferred stock will be $500 million, which proceeds may be used by Prisa and the Company to help fund the required payments to those stockholders of the Company who elect to receive the Cash Consideration pursuant to the terms of the Business Combination Agreement. Under the terms of the several Preferred Stock Purchase Agreements the Company will issue and sell an aggregate of 50,000 shares of a new series of preferred stock to be designated as Series A Preferred Stock, for a purchase price of $1,000 per share (all of which will be purchased by the Sponsors), an aggregate of 300,000 shares of a new series of preferred stock to be designated as Series B Preferred Stock, for a purchase price of $1,000 per share, an aggregate of ten shares of a new series of preferred

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

stock to be designated as Series C Preferred Stock, for a purchase price of $1.00 per share, an aggregate of 50,000 shares of a new series of preferred stock to be designated as Series D Preferred Stock, for a purchase price of $1,000 per share, and an aggregate of 100,000 shares of a new series of preferred stock to be designated as Series E Preferred Stock, for a purchase price of $1,000 per share. All shares of preferred stock so issued and sold by the Company will be exchanged in the Proposed Business Combination for a combination of cash and/or Mixed Consideration, as set forth in the Business Combination Agreement.

In connection with, and as a condition to the consummation of, the Proposed Business Combination, the Company is proposing to amend (the “Warrant Amendment”) the terms of the Second Amended and Restated Warrant Agreement, dated as of December 6, 2007, between the Company and Continental Stock Transfer & Trust Company (as Warrant Agent). The proposed Warrant Amendment (as revised on August 4, 2010 pursuant to the Business Combination Agreement) provides that, in connection with the consummation of the transactions contemplated by the Business Combination Agreement, each Company warrant outstanding immediately prior to the effective time of the share exchange described above will, automatically and without any action by the warrantholder, at the effective time of the share exchange, be exchanged by Prisa and transferred by such holder to Prisa for consideration (collectively, the “Warrant Consideration”) consisting of:

•	cash in the amount of $0.90 per outstanding warrant to be delivered by Liberty Virginia (for aggregate cash consideration to the Company’s warrant holders of approximately $46.7 million, after giving effect to the sale by the Sponsors of all of their warrants to Liberty for nominal consideration pursuant to the terms of the amended and restated Securities Surrender Agreement, as described below); and

•	Prisa American Depositary Shares representing 0.45 newly issued Prisa Class A ordinary shares per outstanding warrant.

The transaction contemplated by the Business Combination Agreement will be accounted for as an “acquisition” by Prisa of the Company, and the accounting of the business combination transaction will be similar to that of a capital infusion, as the only significant pre-combination assets of the Company consist of cash and cash equivalents. No intangible assets or goodwill will be recognized by Prisa as a result of the transaction; accordingly, Prisa will record the equity issued in exchange for the Company’s securities based on the value of the assets and liabilities received as of the closing date of the Proposed Business Combination.

On August 4, 2010, the Company entered into an amended and restated Securities Surrender Agreement with the Sponsors (restating and superseding in its entirety the Securities Surrender Agreement entered into between the Company and the Sponsors on May 7, 2010), pursuant to which the Sponsors agreed to sell to the Company, and the Company agreed to purchase from the Sponsors, immediately prior to the Reincorporation Merger, (1) an aggregate of approximately 3.3 million shares of the Company’s common stock and all of the approximately 24.8 million Company warrants held by them for an aggregate purchase price of $825, (2) an aggregate of an additional 2.6 million shares of the Company’s common stock for an aggregate purchase price of $260 if the total amount of cash payable in the Proposed Business Combination to the Company’s stockholders who exercise their redemption rights or elect to receive the Cash Consideration exceeds $525 million and (3) an aggregate of an additional 500,000 shares of the Company’s common stock for an aggregate purchase price of $50 if the total amount of cash payable in the Proposed Business Combination to the Company’s stockholders who exercise their redemption rights or elect to receive the Cash Consideration exceeds $750 million. The obligation of the Sponsors to sell all such securities expires if the Business Combination Agreement is terminated for any reason.

As a result of the Sponsors’ agreement to sell a portion of their securities to the Company, the Company’s underwriters of the Offering have agreed, pursuant to an amended and restated letter agreement dated August 4, 2010, to reduce the deferred portion of their underwriters’ discount by approximately $6.9 million, to approximately $20.6 million. This amended and restated letter agreement restates and supersedes in its entirety the letter agreement entered into between the Company and the underwriters on May 7, 2010,

LIBERTY ACQUISITION HOLDINGS CORP.
(a corporation in the development stage)

NOTES TO CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED) — (Continued)

pursuant to which the underwriters had agreed to reduce the deferred portion of their underwriters’ discount by $3.0 million.

NOTE J —	SUBSEQUENT EVENTS

On August 4, 2010, in connection with the execution and delivery of the Business Combination Agreement, the Company’s board of directors authorized the creation and issuance of the Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock and Series E preferred stock to be issued and sold pursuant to the Preferred Stock Purchase Agreements. Also on August 4, 2010, the Company’s underwriters of the Offering agreed, pursuant to an amended and restated letter agreement, to reduce the deferred portion of their underwriters’ discount by approximately $6.9 million, to approximately $20.6 million. See Note I.

Annex A

AMENDED AND RESTATED
BUSINESS COMBINATION AGREEMENT
by and among
PROMOTORA DE INFORMACIONES, S.A.,
LIBERTY ACQUISITION HOLDINGS CORP.
and
LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

Dated as of March 5, 2010; Amendment No. 1 dated as of March 15, 2010; Amendment No. 2 dated as of April 5, 2010; Amendment No. 3 dated as of May 7, 2010; and further amended and restated as of August 4, 2010

A-i

A-ii

A-iii

Page

12.9	Assignment; Third Party Beneficiaries	A-55
12.10	Submission to Jurisdiction; Waivers; Consent to Service of Process	A-55
12.11	Specific Performance	A-56
12.12	Disclosure Schedules; Knowledge	A-56

SCHEDULES

Schedule I	—	Terms of PRISA Class B Convertible Non-Voting Shares	A-58
Schedule II	—	Terms of PRISA Warrants	A-64
Schedule III	—	Form of Amendment No. 1 to Amended and Restated Business Combination Agreement	A-65

EXHIBITS

Exhibit A	—	Form of Warrant Amendment Agreement
Exhibit B	—	Plan of Merger
Exhibit C	—	Liberty Virginia Articles
Exhibit D	—	Liberty Virginia Bylaws
Exhibit E	—	Plan of Share Exchange
Exhibit F	—	Form of Transaction Cash Certificate
Exhibit G	—	PRISA Bylaw Amendments (estatutos sociales)
Exhibit H	—	Plan of PRISA Debt Restructuring
Exhibit J	—	Form of Certificate of Designations for Liberty Series A Preferred Stock
Exhibit K	—	Form of Certificate of Designations for Liberty Series B Preferred Stock
Exhibit L	—	Form of Certificate of Designations for Liberty Series C Preferred Stock
Exhibit M	—	Form of Certificate of Designations for Liberty Series D Preferred Stock
Exhibit N	—	Form of Certificate of Designations for Liberty Series E Preferred Stock

ANNEXES

Annex I	—	Transaction Summary

A-iv

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT, dated as of March 5, 2010 (as originally executed, the “Original BCA”), and amended by Amendment No. 1 dated as of March 15, 2010, Amendment No. 2 dated as of April 5, 2010 and Amendment No. 3 dated as of May 7, 2010, and as further amended and restated as of August 4, 2010 (this “Agreement”), by and among Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”), and Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation and wholly owned subsidiary of Liberty (“Liberty Virginia”).

W I T N E S S E T H :

WHEREAS, each of PRISA, Liberty and Liberty Virginia desires to enter into the strategic business combination transaction provided for herein for the purpose of effecting an increase of capital in kind of PRISA through an exchange of securities involving the delivery of all outstanding Liberty common and preferred shares and warrants against newly issued shares of PRISA, which will be reflected in the books and accounts of PRISA as the subscription of such newly issued shares by a depositary bank acting in a purely fiduciary capacity for the benefit of the actual owners of the new shares of PRISA (the former common and preferred share and warrant holders of Liberty) which, upon receipt of such shares, will issue American depositary shares to Liberty’s former common and preferred share and warrant holders;

WHEREAS, notwithstanding that the above-referenced increase of capital in kind of PRISA does not legally require the application of preemptive rights in favor of the existing shareholders of PRISA, it is considered advisable, taking into that account that the parties to this Agreement desire to carry out the Reorganization (as defined below), that PRISA either grants PRISA Warrants (as defined below) in favor of the existing shareholders of PRISA or, if required by the CNMV, certain preemptive rights, all subject to the approval of the CNMV; and for such purposes, prior to effecting the Reorganization, PRISA will submit to its shareholders for their approval an increase of capital through the PRISA Warrants and/or if required by the CNMV and subject to its approval, an increase in capital in cash granting the shareholders of PRISA the opportunity to subscribe for new shares on the terms described in this Agreement;

WHEREAS, for the above purposes, (i) Liberty will, upon the terms and subject to the conditions set forth herein, merge with and into Liberty Virginia under and in accordance with the Virginia Stock Corporation Act (as amended, the “VSCA”) and the Delaware General Corporation Law (as amended, the “DGCL”), with Liberty Virginia surviving such merger (the “Reincorporation Merger”), and (ii) Liberty Virginia and PRISA will, upon the terms and subject to the conditions set forth herein, undertake a statutory share exchange pursuant to the Spanish Corporation Law of 1989 (Texto Refundido de la Ley de Sociedades Anónimas aprobado por el Real Decreto Legislativo 1564/1989) (as amended, the “SCL,” any reference to the SCL or any article of the SCL shall be understood to be a reference to the New Spanish Corporation Law (Ley de Sociedads de Capital) dated July 10, 2010, or the corresponding article of such law, which will come into effect on September 1, 2010) and the VSCA, such that common and preferred shares of Liberty Virginia will be exchanged for newly issued shares of PRISA and cash consideration, as a result of which Liberty Virginia will become a wholly owned Subsidiary of PRISA (the “Share Exchange” and, together with the Reincorporation Merger, the “Reorganization”);

WHEREAS, the Reorganization is subject to certain conditions precedent set forth herein in Article X, including, among others, requirements to the effect that: (i) that stockholders of Liberty holding fewer than thirty percent of the Liberty common shares issued in the IPO elect to exercise their right to require Liberty to redeem their common shares in connection with the Reorganization, (ii) that the PRISA Control Group (as defined herein) maintain, directly or indirectly, subsequent to the consummation of the transactions contemplated herein, a minimum ownership share greater than or equal to thirty percent of the issued and outstanding share capital of PRISA on a fully diluted basis, (iii) that the Reorganization shall have been approved on the terms set forth herein by, and the necessary filings made with, the Spanish regulatory authorities and the registration of the PRISA Shares to be issued in the Reorganization shall have been cleared by the applicable regulatory authorities in the United States and/or Spain and (iv) that the PRISA Shareholder

Approval, the Liberty Shareholder Approval and the Liberty Warrantholder Approval (as such terms are defined herein) shall have been obtained;

WHEREAS, for the purposes of ascertaining the view of the Spanish stock market regulatory authorities, prior to entering into the Original BCA, PRISA discussed the terms and conditions of the Reorganization with the CNMV, having prepared together with Liberty, for those purposes, the transaction summary attached hereto as Annex I;

WHEREAS, it is the intent of the parties hereto that, for U.S. federal income tax purposes, the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code;

WHEREAS, as an inducement to and condition to Liberty’s willingness to enter into the Original BCA, certain shareholders of PRISA entered into an agreement (the “PRISA Support Agreement”) simultaneously with the execution of the Original BCA whereby, among other things, such shareholders have agreed, upon the terms and subject to the conditions set forth therein, with Liberty to vote their shares of PRISA in favor of the transactions contemplated by this Agreement and the Ancillary Agreements;

WHEREAS, as an inducement to and condition of PRISA’s willingness to enter into the Original BCA, the Sponsors entered into an agreement with PRISA (the “Sponsors Support Agreement”) simultaneously with the execution of the Original BCA, whereby, among other things, such Persons have agreed to vote all of the Liberty Warrants held by such Persons in favor of the Warrant Amendment Agreement;

WHEREAS, as an inducement to and condition of PRISA’s willingness to enter into this Agreement, the Sponsors are entering into an amended and restated agreement with Liberty (the “Sponsor Surrender Agreement”) simultaneously with the execution of this Agreement, whereby, among other things, such Persons have agreed to sell to Liberty all of their Liberty Warrants and a portion of their shareholdings of Liberty for nominal value;

WHEREAS, as an inducement to and condition of PRISA’s willingness to enter into the Original BCA, Nicolas Berggruen and Martin Franklin entered into an agreement with PRISA (the “Sponsor Indemnification Agreement”) simultaneously with the execution of the Original BCA whereby, among other things, such Persons have agreed, from and after the Exchange Effective Time, to indemnify PRISA and its Affiliates with respect to certain matters; and

WHEREAS, the parties, having completed a due diligence process with respect to the business activities of the other party and having found no impediment to proceeding with the Reorganization, desire to make certain representations, warranties and agreements in connection with the Reorganization and also to prescribe certain conditions to the Reorganization.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

DEFINITIONS

1.1 Defined Terms.  For purposes of this Agreement, the term:

“Action” shall mean any legal, administrative, governmental or regulatory proceeding or other action, claim, suit, litigation, proceeding, arbitration, mediation, alternative dispute resolution procedure, audit or investigation by or before any Governmental Entity.

“ADRs” or “American Depositary Receipts” shall mean one or more certificates evidencing the PRISA ADSs.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with, such first Person. For the purposes of this definition, “control” (including, the terms “controlling”, “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through the ownership of voting securities, by agreement or otherwise, in accordance with Section 4 of the Spanish Securities Market Law (the “SSML”). In reference to Liberty, the term Affiliate shall also include Berggruen Holdings, Inc., and any director, officer or employee of any Person considered an Affiliate pursuant to this definition. For purposes of Sections 6.14 and 7.10, Affiliate shall also include any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Agreed Exchange Rate” shall mean the closing spot rate published by Bloomberg two Business Days prior to the Closing Date.

“Aggregate Preferred Stock Mixed Consideration Cash” shall mean the aggregate amount of cash payable (before giving effect to Section 4.2(e)) in respect of (w) clause (ii) of the definition of Aggregate Series A Consideration, (x) clause (i)(B), clauses (ii)(A) and (C), clause (iii)(A), or clauses (iv)(A), (C) and (E), as applicable, of the definition of Aggregate Series B Consideration, (y) the Aggregate Series C Consideration and (z) clause (i)(B), clauses (ii)(A) and (C), clause (iii)(A), or clauses (iv)(A) and (C), as applicable of the definition of Aggregate Series D Consideration.

“Aggregate Pro Rata Interest Due” shall mean, with respect to the Liberty Series A Preferred Stock, the Liberty Series B Preferred Stock or the Liberty Series D Preferred Stock, the product of (i) the aggregate amount of any interest earned on the funds deposited in the Liberty Preferred Stock Account, and (ii) a fraction, the numerator of which shall be the total number of shares issued and outstanding of such series of Liberty Preferred Stock and the denominator of which shall be the total number of shares of Liberty Preferred Stock issued and outstanding of any class other than the Liberty Series C Preferred Stock.

“AMEX” shall mean the NYSE Amex.

“Ancillary Agreements” shall mean the Plan of Merger, the Plan of Share Exchange, the Warrant Amendment Agreement, the PRISA Support Agreement, the Sponsor Indemnification Agreement, the Sponsors Support Agreement and the Sponsor Surrender Agreement.

“Assets” shall mean, with respect to any Person, all land, buildings, improvements, leasehold improvements, Fixtures and Equipment and other assets, real or personal, tangible or intangible, owned or leased by such Person or any of its Subsidiaries.

“Available Cash Election Pool” shall mean the amount obtained by subtracting the aggregate amount of cash required by the Liberty Certificate to be paid to the holders of Liberty Virginia Redemption Shares from $300 million.

“Business Combination” shall have the meaning as set forth in the Liberty Certificate.

“Business Day” shall mean each day other than Saturdays, Sundays and days when commercial banks are authorized or required to be closed for business in New York, New York or Madrid, Spain.

“Closing Date” shall mean the date on which the Closing occurs.

“CNMV” shall mean the Comisión Nacional del Mercado de Valores de España.

“Code” shall mean the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Deferred Underwriting Discounts” shall mean $20,570,625 payable by Liberty at the Closing in full satisfaction of Liberty’s obligations under Section 2(c) of that certain underwriting agreement dated as of December 6, 2007, by and between Liberty and Citigroup Global Markets Inc. as representatives of the underwriters, as amended by an amended and restated letter agreement dated August 4, 2010.

“Deposit Agreements” shall mean the Deposit Agreements, to be dated as of the Closing Date, by and among (i) PRISA, as issuer, the Depositary and the holders of the PRISA ADS-As, and (ii) PRISA, as issuer, the Depositary and the holders of the PRISA ADS-NVs. The Deposit Agreements for the PRISA ADS-As and PRISA ADS-NVs shall each provide for the requirement under Spanish law that any holder of ADSs holding 30% or more of the voting capital stock of PRISA shall be required to make an offer for all outstanding shares of capital stock of PRISA.

“Depositary” shall mean Citibank, N.A., or another U.S. financial institution authorized to act as depositary for the PRISA ADSs to be selected by PRISA after consultation with Liberty, or any successor thereto under the Deposit Agreements.

“Employee Benefit Plan” shall mean any employee benefit plan, program, policy, practices, or other arrangement, whether or not written, including without limitation any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, severance, employment, change of control or fringe benefit plan, program or policy.

“Encumbrances” shall mean any claim, lien, pledge, option, right of first refusal, charge, security interest, deed of trust, mortgage, restriction or other encumbrance.

“Environmental Laws” shall mean any international, federal, state or local Law, Order or policies relating (a) to releases, discharges, emissions or disposals to air, water, land or groundwater of Hazardous Materials, (b) to the use, handling or disposal of polychlorinated biphenyls, asbestos or urea formaldehyde or any other Hazardous Material, (c) to the treatment, storage, disposal or management of Hazardous Materials, (d) to exposure to toxic, hazardous or other controlled, prohibited or regulated substances or (e) to the transportation, release or any other use of Hazardous Materials.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“EU-IFRS” shall mean the International Financial Reporting Standards as adopted by the European Union, consistently applied.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Fixtures and Equipment” shall mean, with respect to any Person, all of the furniture, fixtures, furnishings, machinery and equipment owned or leased by such Person and located in, at or upon the Assets of such Person.

“Governmental Entity” shall mean any transnational, domestic or foreign federal, state, local or provincial court, regulatory or administrative agency, commission or other governmental authority, body or instrumentality with jurisdiction, including for the avoidance of doubt any Self-Regulatory Organizations.

“Hazardous Materials” shall mean each and every element, compound, chemical mixture, contaminant, pollutant, material, waste or other substance which is defined, determined or identified as hazardous or toxic under applicable Environmental Laws or the release of which is regulated under Environmental Laws.

“Indebtedness” shall mean, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any cost associated with prepaying any such debt, (b) capitalized lease obligations, (c) obligations under interest rate agreements and currency agreements, (d) letters of credit, (e) the principal of and premium in respect of obligations evidenced by bonds, debentures, notes and similar instruments and all other obligations of a Person upon which interest is paid by such Person, including accrued interest, (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, (g) negative balances in bank accounts, (h) amounts in respect of checks in transit, (i) net cash payment obligations under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (j) all Liabilities relating to securitization or factoring programs or arrangements, and (k) all Indebtedness of another Person referred to in clauses (a) through (j) above guaranteed (including keep well arrangements) directly or indirectly, jointly or severally, in any manner.

“Intellectual Property” shall mean (a) inventions and discoveries, whether patentable or not, patents, patent applications and invention registrations of any type, (b) trademarks, service marks, trade dress, logos, trade names, domain names, corporate names and other source identifiers, and registrations and applications for registration thereof, (c) writings and other works, whether copyrightable or not, copyrightable works, copyrights (whether registered or not), and registrations and applications for registration thereof, (d) confidential and proprietary information, including trade secrets and know-how, (e) software (excluding any off-the-shelf shrinkwrap, clickwrap or similar commercially available non-custom software), computerized databases and internet domain names, (f) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights and (g) any similar intellectual or proprietary rights.

“IPO” shall mean the initial public offering of equity securities of Liberty.

“IRS” shall mean the United States Internal Revenue Service or any successor agency.

“Knowledge” shall mean with respect to (a) PRISA, the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.1(a) of the PRISA Disclosure Schedule, and (b) Liberty, the actual knowledge, after reasonable inquiry, of those individuals listed on Section 1.1(a) of the Liberty Disclosure Schedule.

“Law” shall mean any statute, law (including common law), constitution, treaty, regulation, rule, ordinance, code, ruling, Order, license, writ injunction or decree of or by any Governmental Entity or Self-Regulatory Organization.

“Liabilities” shall mean any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any applicable Law, Action or Order of a Governmental Entity and those arising under any contract, agreement, arrangement, commitment or undertaking; provided, however, that for purposes of calculating Transaction Cash, the term Liabilities shall not include any amount to be paid in respect of Liberty Virginia Redemption Shares pursuant to Section 2.5 hereof and any amount to be paid in respect of Cash Electing Shares pursuant to Section 3.5(a)(i), Aggregate Mixed Consideration Election Cash or Aggregate Preferred Stock Mixed Consideration Cash.

“Liberty Board” shall mean the Board of Directors of Liberty.

“Liberty Certificate” shall mean the Restated Certificate of Incorporation of Liberty.

“Liberty Material Contracts” shall mean (a) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act), whether or not filed by Liberty with the SEC, including for avoidance of doubt the Sponsor Surrender Agreement, (b) any agreement relating to the disposition or acquisition, directly or indirectly (by merger or otherwise), by Liberty after the date of this Agreement of Assets with a fair market value in excess of $10,000, (c) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements, in each case relating to Indebtedness, whether as borrower or lender, in each case in excess of $10,000, other than accounts receivable and payable, or (d) any other agreement under which Liberty is obligated to make payment or incur costs in excess of $10,000 in any year and which is not otherwise described in clauses (a) — (c) above.

“Liberty Preferred Stock Account” shall mean the interest bearing escrow account established by Liberty with the Exchange Agent, as escrow agent, into which the funds to Liberty from the Liberty Preferred Stock Issuance shall be deposited and used, in part, to fund payments, if any, due on Cash Electing Shares. For the avoidance of doubt, such account shall not be considered an operating account for purposes of the definition of Transaction Cash.

“Liberty Preferred Stock Issuance” shall mean the issuance of shares of Liberty Preferred Stock pursuant to the Preferred Stock Purchase Agreements.

“Liberty Preferred Stock Purchase Agreements” shall mean (a) (i) that certain Preferred Stock Purchase Agreement between Tyrus Capital Event Master Fund Ltd. and Liberty, (ii) that certain Preferred Stock Purchase Agreement between HSBC Bank plc and Liberty and (iii) that certain Preferred Stock Purchase Agreement between Centaurus Capital Limited and Liberty, in each case being entered into substantially simultaneously with this Agreement (with each party thereto other than Liberty being an “Investor”) and (b) (i) that certain Preferred Stock Purchase Agreement between Berggruen Acquisition Holdings Ltd and Liberty and (ii) that certain Preferred Stock purchase Agreement between Marlin Equities II, LLC, in each case being entered into substantially simultaneously with this Agreement.

“Liberty Prospectus” shall mean the final prospectus dated December 6, 2007 filed by Liberty with the SEC pursuant to Rule 424(b) on December 10, 2007.

“Liberty Series A Preferred Stock” shall mean the Series A preferred stock, par value $0.0001 per share, of Liberty.

“Liberty Series B Preferred Stock” shall mean the Series B preferred stock, par value $0.0001 per share, of Liberty.

“Liberty Series C Preferred Stock” shall mean the Series C preferred stock, par value $0.0001 per share, of Liberty.

“Liberty Series D Preferred Stock” shall mean the Series D preferred stock, par value $0.0001 per share, of Liberty.

“Liberty Series E Preferred Stock” shall mean the Series E preferred stock, par value $0.0001 per share, of Liberty.

“Liberty Stockholder Approval” shall mean the approval of this Agreement, the Plan of Merger, Plan of Share Exchange and the transactions contemplated hereby, including the Reincorporation Merger and the Share Exchange, by the stockholders of Liberty holding a majority of the outstanding shares of Liberty Common Stock, with the shares of Liberty Common Stock held by the Sponsors to be voted in accordance with the vote of a majority of the shares of Liberty Common Stock issued in the IPO; provided that less than 31,050,000 shares of Liberty Common Stock (such number constituting 30% of the shares of Liberty Common Stock that were issued in the IPO) are voted by the holder(s) thereof against the Reorganization and with respect to which such holder(s) validly elect redemption of their shares pursuant to Article Fourth, Subsection B of the Liberty Certificate (including delivering such shares as contemplated by Section 2.5 hereof).

“Liberty Virginia Exchange Certificates” shall mean the certificates representing the shares of Liberty Virginia Common Stock and shares of Liberty Virginia Preferred Stock to be received by PRISA pursuant to the terms of this Agreement and the Plan of Share Exchange.

“Liberty Warrant Agreement” shall mean that certain Second Amended and Restated Warrant Agreement dated December 6, 2007 between Continental Stock Transfer & Trust Company and Liberty.

“Liberty Warrantholder Approval” shall mean the approval by written consent, by the registered holders of a majority of the outstanding Liberty Warrants, of the Warrant Amendment Agreement.

“Liberty Warrants” shall mean warrants to acquire shares of Liberty Common Stock issued pursuant to the terms of the Liberty Warrant Agreement.

“Material Adverse Effect” shall mean, with respect to Liberty or PRISA, as the case may be, any event, circumstance or change which, individually or together with all other events, circumstances or changes has, or would reasonably be expected to have, a material adverse effect on (a) the business, Assets and Liabilities, financial condition or results of operations of such party and its Subsidiaries taken as a whole or (b) the ability of such party to timely consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of any change, event, occurrence, condition or effect relating to or arising from (i) economic or regulatory, legislative or political conditions, or securities, credit or other capital markets conditions, in each case in the United States, Spain or any foreign jurisdiction(s), (ii) changes or conditions affecting such party’s industry(s), (iii) the execution and delivery of this Agreement or the announcement thereof, (iv) changes U.S. GAAP or EU-IFRS (or any interpretations of the foregoing) applicable to Liberty or PRISA, (v) compliance by Liberty or PRISA, as applicable, with the express terms of this Agreement, including (with respect to PRISA), any actions to be taken by PRISA pursuant to Section 9.16 hereof or consistent with Exhibit H hereto) or the failure by Liberty or PRISA, as applicable, to take any action that is prohibited by this Agreement or the taking by them of any action at the request of the other party, (vi) any change, in and of itself, in the market price or trading volume of such Person’s securities, (vii) any failure, in and of itself, by such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect) except, in the case of clauses (i) and (ii), that do not have a materially disproportionate impact on such party and its Subsidiaries in relation to other companies or businesses operating in the same industry and not specifically relating to Liberty or PRISA, as the case may be, or its respective Subsidiaries.

“Order” shall mean any award, decision, stipulations, injunction, judgment, order, ruling, subpoena, writ, decree or verdict entered, issued, made or rendered by any Governmental Entity of competent jurisdiction.

“Organizational Documents” shall mean, with respect to any entity, the charter, certificate of incorporation, articles of incorporation, bylaws, partnership agreement, operating agreement, declaration of trust, estatutos, or other similar governing documents of such entity, including any documents designating or certifying the terms of any securities of such entity.

“Permitted Encumbrances” shall mean (a) any and all Encumbrances which result from all statutory or other liens for Taxes or assessments and are not yet due and payable or delinquent or the validity of which is being contested in good faith by appropriate proceedings by a party hereto or any of its Subsidiaries, (b) all immaterial cashiers’, landlords’, workers’, mechanics’, carriers’, repairers’ and other similar liens imposed by applicable Law and incurred in the ordinary course of business and (c) other Encumbrances which, with respect to any particular property, individually or in the aggregate do not materially interfere with the present use of the property subject thereto or affected thereby.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, real estate investment trust, other organization (whether incorporated or unincorporated), Governmental Entity, or any other legal entity.

“PRISA ADSs” shall mean the American Depositary Shares representing the PRISA Shares deposited by PRISA with the Depositary. PRISA ADSs may be in certificated or uncertificated form. Each “PRISA ADS-A” shall represent the right to receive such number of PRISA Class A Ordinary Shares as Liberty and PRISA shall agree prior to the Closing and each “PRISA ADS-NV” shall represent the right to receive such number of PRISA Class B Convertible Non-Voting Shares as Liberty and PRISA shall agree prior to the Closing. “PRISA ADSs” shall mean, collectively, the PRISA ADS-As and the PRISA ADS-NVs, and shall include any ADSs issued pursuant to the Warrant Amendment Agreement.

“PRISA Board” shall mean the Board of Directors of PRISA.

“PRISA Class A Ordinary Shares” shall mean Class A Ordinary Shares of PRISA newly created pursuant to the PRISA Bylaw Amendments.

“PRISA Class B Convertible Non-Voting Shares” shall mean convertible shares (acción sin voto convertible) of PRISA newly created pursuant to Article 98 et seq. of the SCL having the terms set forth in Schedule I hereto, the PRISA By-Laws attached as Exhibit G hereto, a PRISA Shareholder Meeting resolution reasonably acceptable to Liberty to be submitted for approval of PRISA’s shareholders (the text of which PRISA and Liberty shall reasonably agree no later than 30 Business Days from the date of this Agreement) and such other terms as are provided by the SCL. The stated value and issuance price of the PRISA Class B Convertible Non-Voting Shares as described in the PRISA By-Laws will be amended at Closing and determined based upon market values of the securities exchanged in the Reorganization, as agreed between PRISA and Liberty, and with the PRISA By-Laws as set forth in Exhibit G to be amended accordingly.

“PRISA Control Group” shall mean Rucandio S.A., a Spanish sociedad anónima, holding directly or indirectly a 70.067% interest in PRISA as of the date of the Original BCA.

“PRISA Rights” shall mean any securities, options, warrants, call rights, commitments, agreements, arrangements or undertakings of any kind to which PRISA or any of its Subsidiaries is bound obligating PRISA or any of its Subsidiaries to issue, deliver, sell or cause to be issued, delivered or sold, any shares of PRISA Capital Stock or any other equity interests of PRISA or other voting securities of PRISA or obligating PRISA to issue, grant, extend or enter into any such security, option, warrant, call right, commitment, agreement, arrangement or undertaking or any stock appreciation rights or other contractual rights the value of which is derived from the financial performance of PRISA or the value of PRISA Capital Stock.

“PRISA Shares” shall mean the PRISA Class A Ordinary Shares and PRISA Class B Convertible Non-Voting Shares.

“PRISA Stock Plans” shall mean any stock option or similar plan of PRISA or any of its Subsidiaries.

“PRISA Warrants” shall mean warrants to acquire PRISA Class A Ordinary Shares the material terms of which warrants are set forth on Schedule II hereto and which, if issued, will be issued pursuant to a PRISA Shareholder Meeting resolution reasonably acceptable to Liberty (the text of which PRISA and Liberty shall reasonably agree no later than 30 Business Days from the date of this Agreement).

“PRISA Warrant Issuance” shall mean the issuance of 1.1 PRISA Warrants in respect of each outstanding PRISA Ordinary Share to holders of record as of a date prior to the date of the consummation of the Share Exchange; it being understood that if the CNMV requires that PRISA grant certain preemptive rights in favor of the existing shareholders of PRISA, that either the PRISA Warrant Issuance will not be conducted or the parties hereto will agree on an alternate warrant issuance to be effected in conjunction with the PRISA Rights Offer (the “Alternate PRISA Warrant Issuance”).

“Registration Statements” shall mean PRISA’s Registration Statement on Form F-4 (the “F-4”), File No. 333-166653, for the registration under the Securities Act of the PRISA Shares and PRISA ADSs to be issued in connection with the Reorganization and the PRISA Class A Ordinary Shares into which the PRISA Class B Convertible Non-Voting Shares are convertible, which shall include the Proxy Statement, the Depositary’s Registration Statements on Form F-6 (the “F-6s”) for the registration under the Securities Act of the PRISA ADS-As and PRISA ADS-NVs and PRISA’s Registration Statement on Form 8-A (the “8-A12(b)”) for the registration under Section 12(b) of the Exchange Act of the PRISA Shares and the PRISA ADSs, as each may be amended from time to time.

“Representative” shall mean, with respect to any Person, that Person’s officers, directors, employees, financial advisors, agents or other representatives.

“SIBE” shall mean the Spanish Continuous Market Exchange (Sistema de Interconexion Bursatil-Español).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Selected Stock Exchange” shall mean the Nasdaq Market or the New York Stock Exchange, Inc. to be selected by PRISA after consultation with Liberty.

“Self-Regulatory Organization” means any material securities exchange, any clearing house, any other securities exchange, futures exchange, securities market any other exchange or corporation or similar self-regulatory body or organization, in each case with competent jurisdiction.

“Sponsor Co-Investment” shall mean the agreement of the Sponsors to purchase additional Liberty units pursuant to those certain Amended and Restated Sponsors’ Warrant and Co-Investment Units Subscription Agreements, each dated December 6, 2007, by and between each of the Sponsors, on one hand, and Liberty, on the other.

“Sponsors” shall mean Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC.

“Subsidiary” shall mean, with respect to any Person, any corporation, partnership, limited liability company, joint venture, real estate investment trust, or other organization, whether incorporated or unincorporated, or other legal entity of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such Person holds a majority of the equity economic interest.

“Tax” or “Taxes” shall mean all transnational, domestic, foreign, federal, state, local or provincial taxes, levies, fees, imposts, assessments, impositions or other similar government charges, including income, estimated income, business, occupation, franchise, real property, payroll, personal property, sales, transfer, stamp, use, employment, commercial rent or withholding (including dividend withholding and withholding required pursuant to Section 1445 and 1446 of the Code or any similar provision of any other Tax Law or regulation), occupancy, premium, gross receipts, profits, windfall profits, deemed profits, license, lease, severance, capital, production, corporation, ad valorem, excise, duty or other taxes (including those imposed by any Governmental Entity), including interest, penalties and additions (to the extent applicable) thereto, whether disputed or not.

“Tax Return” shall mean any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including any schedule or attachment thereto and any amendment thereof, any information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Taxing Authority” shall mean any Governmental Entity charged with the administration of any Law, rule or regulation relating to Taxes.

“Third Party” shall mean any Person other than PRISA, Liberty, Liberty Virginia and their respective Affiliates.

“Total Required Cash-Out Amount” shall mean the aggregate amount of cash to be paid in respect of (i) all Liberty Virginia Redemption Shares and (ii) all Cash Electing Shares.

“Total Used Escrow Cash” shall mean the total amount to be funded hereunder based on the funding of the Liberty Preferred Stock Account to make payments in respect of Liberty Virginia Redemption Shares or Cash Electing Shares and not returned to the holders of Liberty Virginia Preferred Stock pursuant to Section 3.5(b) through (f).

“Transaction Cash” shall mean, in each case as of the Closing, (i) the sum of the Trust Account Balance plus the amount of cash held in Liberty Virginia’s operating account less (ii) the sum of (w) Deferred Underwriting Discounts, (x) the aggregate amount of all Liberty Liabilities whenever or however arising and whether or not the same would be required by generally accepted accounting principles to be reflected as a liability in financial statements or disclosed in the notes thereto, (y) Liberty Transaction Expenses, and (z) $46,724,040 in respect of the Warrant Exchange, without duplication.

“Transfer Taxes” shall mean any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp Taxes, any transfer, recording, registration and other fees and any similar Taxes (together with any related interest, penalties or additions thereto).

“Trust Account Balance” as of a specified time, shall mean the aggregate cash value of all assets held in the Trust Account at such time.

“U.S. GAAP” shall mean generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Warrant Amendment Agreement” shall mean that certain Amendment No. 1 to the Liberty Warrant Agreement to be entered into by and among Continental Stock Transfer & Trust Company, PRISA, Liberty and Liberty Virginia in substantially the form attached hereto as Exhibit A.

“Warrant Exchange” shall mean (1) the exchange of the Liberty Warrants in consideration for PRISA ADS-As delivered by PRISA and (2) the delivery of cash by Liberty Virginia, in accordance with the Warrant Amendment Agreement.

1.2 Glossary of Other Defined Terms.  The following sets forth the location of definitions of capitalized terms defined in this Agreement:

Term	Section

8-A12(b)	Definition of Registration Statements
Aggregate Mixed Consideration Election Cash	3.5(a)(ii)
Aggregate Series A Consideration	3.5(b)
Aggregate Series B Consideration	3.5(c)
Aggregate Series C Consideration	3.5(d)
Aggregate Series D Consideration	3.5(e)
Agreement	Introduction
Alternate PRISA Warrant Issuance	Definition of PRISA Warrant Issuance
Asset Dispositions	9.16
Authorized Agent	12.10(b)
Board Reports	9.1(d)
Cash Electing Share	3.5(a)(i)
Cash Election	3.5(a)(i)
Closing	3.10
Commercial Registry	3.4(a)
Confidentiality Agreement	9.2(d)
Debt Restructuring	10.1(f)
Deed of In-Kind Capital Increase	3.4(a)
Deed of Subscription Capital Increase	9.18
DGCL	Recitals
EAR	7.19
Election	3.5(i)(ii)
Election Date and Time	3.5(i)(iii)
Escrow Account	9.21

Term	Section

Exchange Agent	4.1
Exchange Agreement	4.1
Exchange Effective Time	3.4(a)
Exchange Fund	4.1
F-4	Definition of Registration Statements
F-6	Definition of Registration Statements
FCPA	7.18
Form of Election	3.5(i)(i)
Fractional Share Cash	4.2(e)
IM Trust Agreement	6.16(b)
Investor	Definition of Liberty Preferred Stock Purchase Agreements
ITAR	7.19
Lease	7.21
Liberty	Introduction
Liberty Board Recommendation	9.3(a)
Liberty Capital Stock	6.2(a)
Liberty Common Certificate	2.4(b)
Liberty Common Stock	2.4(a)
Liberty Disclosure Schedule	Article VI
Liberty Financial Statements	6.5(b)
Liberty Preferred Certificate	2.4(b)
Liberty Preferred Stock	6.2(a)
Liberty Record Date	3.5(i)(i)
Liberty SEC Reports	6.5(a)
Liberty Stockholder Meeting	9.3(a)
Liberty Virginia	Preamble
Liberty Virginia Articles	2.7
Liberty Virginia Bylaws	2.8
Liberty Virginia Common Certificates	2.4(b)
Liberty Virginia Common Stock	2.4(a)
Liberty Virginia Preferred Certificates	2.4(b)
Liberty Virginia Preferred Stock	2.4(a)
Liberty Virginia Redemption Shares	2.5
Liberty Virginia Series A Preferred Stock	2.4(a)
Liberty Virginia Series B Preferred Stock	2.4(a)
Liberty Virginia Series C Preferred Stock	2.4(a)
Liberty Virginia Series D Preferred Stock	2.4(a)
Liberty Virginia Stock	2.4(a)
Liberty Virginia Stockholders	3.4(b)
Liberty Warrantholder Meeting	9.3I
Liberty Warrantholders	4.1
Maximum PRISA Class A Ordinary Shares	9.3(d)
Maximum PRISA Class B Convertible Non-Voting Shares	9.3(d)

Term	Section

Mixed Consideration Electing Share	3.5(a)(ii)
Mixed Consideration Election	3.5(a)(ii)
Non-Electing Share	3.5(a)(iii)
OECD	7.18
Original BCA	Recitals
Per Share Cash Election Consideration	3.5(a)(i)
Per Share Mixed Election Consideration	3.5(a)(ii)
Per Share Mixed Consideration Election Cash	3.5(a)(ii)
Per Share Series A Consideration	3.5(b)(ii)
Per Share Series B Consideration	3.5(c)
Per Share Series C Consideration	3.5(d)
Per Share Series D Consideration	3.5(e)
Plan of Merger	2.2
Plan of Share Exchange	3.3(a)
PRISA	Introduction
PRISA ADS-A	Definition of PRISA ADS
PRISA ADS-NV	Definition of PRISA ADS
PRISA Bylaw Amendments	9.3(d)
PRISA Capital Stock	7.2(a)
PRISA CNMV Reports	7.5(a)
PRISA Disclosure Schedule	Article VII
PRISA Distribution	4.2(b)
PRISA Financial Statements	7.5(b)
PRISA In-Kind Prospectus	3.2
PRISA Licensed Intellectual Property	7.14(c)
PRISA Material Contracts	7.12(a)
PRISA Owned Intellectual Property	7.14(b)
PRISA Permits	7.17
PRISA Prospectuses	9.1(d)
PRISA Rights Offer	9.18
PRISA Rights Offer Approvals	9.3(d)
PRISA Shareholder Approval	9.3(d)
PRISA Shareholder Meeting	9.3(d)
PRISA Significant Subsidiaries	7.2(b)
PRISA Subscription Prospectus	9.1(d)
PRISA Support Agreement	Recitals
PRISA Warrant Approvals	9.3(d)
PRISA Warrant Prospectus	9.1(d)
Proxy Statement	6.4
Regulatory Agreement	7.20
Reincorporation Effective Time	2.2
Reincorporation Merger	Recitals
Reorganization	Recitals
Restraints	10.1(d)

Term	Section

Schedules	12.12
SCL	Recitals
Share Exchange	Recitals
Shareholder Transfer Taxes	9.12
Spanish Pension Plan	7.10(a)
Sponsor Indemnification Agreement	Recitals
Sponsor Surrender Agreement	Recitals
Sponsors Support Agreement	Recitals
SSML	Definition of Affiliate
Surviving Corporation	2.1
Termination Date	11.1(d)
Transaction Cash Certificate	3.8
Transaction Expense	12.2
Trust Account	6.16(a)
Trust Account Documents	6.16(b)
Trustee	6.16(a)
Voting Debt	7.2(a)
VSCA	Recitals
Warrant Consideration	3.7

ARTICLE II

THE REINCORPORATION MERGER

2.1 The Reincorporation Merger.  On the Closing Date, upon the terms and subject to the conditions of this Agreement, in accordance with the DGCL and the VSCA, at the Reincorporation Effective Time, Liberty shall merge with and into Liberty Virginia. Liberty Virginia shall be the surviving corporation (the “Surviving Corporation”) in the Reincorporation Merger and shall continue its corporate existence under the Laws of the Commonwealth of Virginia. Upon consummation of the Reincorporation Merger, the separate corporate existence of Liberty shall terminate.

2.2 Reincorporation Effective Time.  The Reincorporation Merger shall become effective in accordance with the Agreement and Plan of Merger attached hereto as Exhibit B (the “Plan of Merger”), to be filed by Liberty Virginia with the Virginia State Corporation Commission, on the Closing Date upon the later of (i) the time that is specified in the certificate of merger relating to the Reincorporation Merger to be issued by the Virginia State Corporation Commission and (ii) the time of the filing of the certificate of merger, to be filed by Liberty with the Secretary of State of the State of Delaware, in accordance with the DGCL (the “Reincorporation Effective Time”).

2.3 Effects of the Reincorporation Merger.  At and after the Reincorporation Effective Time, the Reincorporation Merger shall have the effects set forth in this Agreement, the Plan of Merger, the DGCL and the VSCA.

2.4 Conversion of Liberty Stock.

(a) Subject to Section 2.5, at the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Liberty, Liberty Virginia or any holder of common stock, par value $0.0001 per share, of Liberty (“Liberty Common Stock”) or Liberty Preferred Stock, (i) each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Common Stock”), (ii) each share of Liberty Series A Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series A Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series A Preferred Stock”), (iii) each share of Liberty Series B Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series B Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series B Preferred Stock”), (iv) each share of Liberty Series C Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series C Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series C Preferred Stock”), (v) each share of Liberty Series D Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series D Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series D Preferred Stock and together with the Liberty Virginia Series A Preferred Stock, the Liberty Virginia Series B Preferred Stock and the Liberty Virginia Series C Preferred Stock, the “Liberty Virginia Preferred Stock,” and collectively with the Liberty Virginia Common Stock, the “Liberty Virginia Stock”), (v) each share of Liberty Stock held in the treasury of Liberty immediately prior to the Reincorporation Effective Time shall be canceled and (vi) each share of Liberty Virginia Stock issued and outstanding or held in treasury immediately prior to the Reincorporation Effective Time shall be canceled.

(b) All of the shares of Liberty Stock converted into shares of Liberty Virginia Stock pursuant to Section 2.4(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and (i) each certificate previously representing any shares of Liberty Common Stock (a “Liberty Common Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Liberty Virginia Common Stock into which such shares of Liberty Common Stock represented by such Liberty Common Certificate have been converted pursuant to Section 2.4(a) (such certificates following the Reincorporation Merger, the “Liberty Virginia Common Certificates”), and (ii) each certificate previously representing any shares of Liberty Preferred Stock (a “Liberty Preferred Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number, class and series of Liberty Virginia Preferred Stock into which such shares of Liberty Preferred Stock represented by such Liberty Preferred Certificate have been converted pursuant to Section 2.4(a) (such certificates following the Reincorporation Merger, the “Liberty Virginia Preferred Certificates”).

2.5 Redemptions.  Each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time with respect to which a stockholder of Liberty shall have (a) validly exercised its redemption rights pursuant to Article Fourth, Subsection B of the Liberty Certificate and (b) at or prior to the Liberty Stockholder Meeting either tendered (and not subsequently withdrawn) its certificate(s) representing all shares of Liberty Common Stock held by such stockholder to the Trustee or delivered (and not subsequently withdrawn) all shares of Liberty Common Stock held by such stockholder to the Trustee electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the stockholder’s option, shall be converted into shares of Liberty Virginia Common Stock which shall automatically be deemed to have exercised redemption rights pursuant to the Liberty Virginia Articles and, therefore, shall represent only the right to have such shares of Liberty Virginia Common Stock redeemed for cash, in an amount per share calculated in accordance with such Article Fourth, Subsection B of the Liberty Certificate and the parallel provision in the Liberty Virginia Articles (the “Liberty Virginia Redemption Shares”). Following the Reincorporation Effective Time and immediately prior to the Exchange Effective Time, Liberty Virginia shall redeem the Liberty Virginia Redemption Shares in accordance with such provisions of the Liberty Certificate and the Liberty Virginia Articles (which shares thereupon shall be cancelled and shall cease to exist), the redemption payment in respect of which Liberty Virginia shall have instructed the Trustee to disburse, upon completion of the Reorganization, directly from Trust funds to the holders of the Liberty Virginia Redemption Shares. As of the consummation of the Reorganization, all such Liberty Virginia Redemption Shares shall no longer be outstanding, and each holder of any such Liberty Virginia Redemption Shares shall cease to have any rights with respect thereto, except the right to receive the cash payments referred to in the immediately preceding sentence.

2.6 Warrants.  Pursuant to Section 4.4 of the Liberty Warrant Agreement, Liberty and Liberty Virginia shall take all requisite action such that, at the Reincorporation Effective Time, each Liberty Warrant that is outstanding shall cease to represent a right to acquire shares of Liberty Common Stock and shall thereafter automatically be a warrant to acquire a number of shares of Liberty Virginia Common Stock equal to the number of shares of Liberty Common Stock subject to such Liberty Warrant immediately prior to the Reincorporation Effective Time on the same terms and conditions and otherwise subject to the provisions of the Liberty Warrant Agreement.

2.7 Articles of Incorporation.  Upon the terms and subject to the conditions of this Agreement, at the Reincorporation Effective Time, the Amended and Restated Articles of Incorporation of Liberty Virginia to be in effect immediately prior to the Reincorporation Merger (in the form attached hereto as Exhibit C, the “Liberty Virginia Articles”) shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable Law. The terms of the Liberty Virginia Preferred Stock shall be substantially identical to the corresponding series of Liberty Preferred Stock (with such changes as may reflect the change in domicile from Delaware to Virginia).

2.8 Bylaws.  Upon the terms and subject to the conditions of this Agreement, at the Reincorporation Effective Time, the Bylaws of Liberty Virginia in effect immediately prior to the Reincorporation Merger (in the form attached hereto as Exhibit D, the “Liberty Virginia Bylaws”) shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law.

2.9 Tax and Accounting Consequences.  It is intended that the Reincorporation Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code and that this Agreement shall constitute a “plan of reorganization” for the purposes of Sections 354 and 361 of the Code.

2.10 Board of Directors; Management.  The directors and officers of Liberty immediately prior to the Reincorporation Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Liberty Virginia Bylaws until their respective successors are duly elected or appointed and qualified or their earlier resignation.

ARTICLE III

THE INCREASE IN CAPITAL IN KIND OF PRISA AND THE SHARE EXCHANGE

3.1 The Increases in Capital of PRISA.  Prior to the Closing, in accordance with Section 9.3(d) of this Agreement, PRISA shall hold the PRISA Shareholder Meeting for the purposes, among others, of approving (a) an increase in the share capital of PRISA in accordance with Articles 153.1(a) and 155 of the SCL, against a contribution in kind (Aumento con aportaciones no dinerarias), consisting of Liberty Virginia Common Stock, the Liberty Virginia Preferred Stock and the Liberty Warrants and (b) an increase in capital through the PRISA Warrants and/or, if required by the CNMV and subject to its approval, an increase of capital in cash in respect of the PRISA Rights Offer. The PRISA Board shall execute the decision taken by the PRISA Shareholder Meeting promptly following the PRISA Shareholder Meeting.

3.2 The PRISA In-Kind Prospectus.  In order to effectuate the increase of capital in kind contemplated by this Agreement, a PRISA prospectus (Folleto) shall be filed promptly following the PRISA Shareholder Approval and shall be subject to approval by the CNMV (the “PRISA In-Kind Prospectus”).

3.3 Exchange Effective Time; Effect of the Share Exchange.

(a) The Share Exchange shall become effective, immediately following the Reincorporation Effective Time, in accordance with the Plan of Share Exchange attached hereto as Exhibit E (the “Plan of Share Exchange”) on the Closing Date at the time that is specified in the certificate of share exchange to be issued by the Virginia State Corporation Commission with respect to the Plan of Share Exchange (the “Exchange Effective Time”).

(b) Promptly following the Exchange Effective Time, PRISA shall provide to the Depositary the PRISA Shares issued in accordance with Section 3.4(b) and the Warrant Amendment Agreement.

(c) At the Exchange Effective Time, by virtue of the Share Exchange and as set forth in this Agreement, the Plan of Share Exchange and Sections 13.1-717 and 13.1-721 of the VSCA, PRISA shall automatically become the holder and owner of 100% of the outstanding shares of the Liberty Virginia Stock, with the former holders of such outstanding shares being entitled to receive only either the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration or the Per Share Series D Consideration as applicable, pursuant to Section 3.5. Liberty Virginia shall deliver to PRISA, at the Exchange Effective Time, the Liberty Virginia Exchange Certificates representing PRISA’s ownership of all such outstanding shares of Liberty Virginia Stock, free and clear of all Encumbrances, in exchange for the aggregate Per Share Cash Election Consideration and the aggregate Per Share Mixed Election Consideration, the Aggregate Series A Consideration, the Aggregate Series B Consideration, the Aggregate Series C Consideration and the Aggregate Series D Consideration.

(d) At and after the Exchange Effective Time, the Share Exchange shall have the effect set forth in the VSCA and the separate corporate existence of each of Liberty Virginia and PRISA shall continue and all shares of Liberty Virginia Stock issued and outstanding (other than the Liberty Virginia Redemption Shares, all of which shall have been cancelled) shall, by virtue of the Share Exchange, continue to be issued and outstanding shares and shall be owned and held by PRISA, and Liberty Virginia shall deliver the Liberty Virginia Exchange Certificates evidencing such shares to PRISA.

3.4 Deed of Capital Increase.

(a) At the Exchange Effective Time, upon receipt of the Liberty Virginia Exchange Certificates, PRISA shall register such increase in share capital pursuant to a Deed of Capital Increase (the “Deed of In-Kind Capital Increase”) granted before a Spanish Notary with the Commercial Registry (Registro Mercantil) of the Province of Madrid (the “Commercial Registry”).

(b) The Deed of In-Kind Capital Increase, as registered with the Commercial Registry, shall be delivered to the Spanish Settlement and Clearing System (Iberclear), the SIBE and to the CNMV, at which time the PRISA Shares issued in exchange for the shares of Liberty Virginia Stock and Liberty Virginia Warrants shall be (i) registered in the name of the Depositary or its nominee by Iberclear for the account of the former holders of Liberty Virginia Stock (the “Liberty Virginia Stockholders”) and the Liberty Warrantholders, and for the admission to listing on the SIBE and to the Selected Stock Exchange for approval of listing, subject to issuance, of the PRISA ADSs and (ii) delivered in the form of PRISA ADSs evidenced by ADRs, with each PRISA ADS-A representing such number of PRISA Class A Ordinary Shares as Liberty and PRISA shall agree prior to the Closing and each PRISA ADS-NV representing such number of PRISA Class B Convertible Non-Voting Shares as Liberty and PRISA shall agree prior to the Closing. Each PRISA ADS shall be issued in accordance with the applicable Deposit Agreement to be entered into prior to the closing by the Depositary and PRISA, after consultation with Liberty.

3.5 Exchange of Liberty Virginia Stock.  At the Exchange Effective Time, by virtue of the Share Exchange and without any further action on the part of PRISA, Liberty Virginia or any Liberty Virginia Stockholder, but in all cases subject to Section 3.5(h):

(a) Holders of the issued and outstanding shares of Liberty Virginia Common Stock (other than holders of the Liberty Virginia Redemption Shares) shall be entitled to receive the following consideration:

(i) If the holder has elected to receive cash pursuant to Section 3.5(i) hereof (a “Cash Election”), and such Cash Election has been effectively made and not revoked, each share of Liberty Common Stock for which the holder has made a valid Cash Election (each, a “Cash Electing Share”) shall be converted into the right to receive $10.00 in cash without interest (the “Per Share Cash Election Consideration”);

(ii) if the holder has elected to receive mixed consideration pursuant to Section 3.5(i) hereof (a “Mixed Consideration Election”) and such Mixed Consideration Election has been effectively made and not revoked, each share of Liberty Common Stock for which the holder has made a valid Mixed Consideration Election (each, a “Mixed Consideration Electing Share”) shall, subject to Section 4.2(e), be exchanged for the right to receive (A) 1.5 PRISA Class A Ordinary Shares,

(B) 3.0 PRISA Class B Convertible Non-Voting Shares, and (C) $0.50 in cash to be paid by or at the direction of Liberty (the “Per Share Mixed Consideration Election Cash,” and the aggregate amount of cash to be paid pursuant to this clause (ii)(c) and clause (iii) below, the “Aggregate Mixed Consideration Election Cash”), in the case of each of clauses (A) and (B), free and clear of any Encumbrances ((A), (B) and (C) together, the “Per Share Mixed Election Consideration”); or

(iii) if the holder has not made a Cash Election nor a Mixed Consideration Election with respect to its shares of Liberty Virginia Common Stock, or if either election has not been properly made pursuant to Section 3.5(i) hereof (or, if properly made, has been revoked) (each, a “Non-Electing Share”), such Non-Electing Share shall, subject to Section 4.2(e), be exchanged for the right to receive the Per Share Mixed Election Consideration.

(b) Subject to Section 4.2(e), holders of the issued and outstanding shares of Liberty Virginia Series A Preferred Stock shall be entitled to receive, in the aggregate, the following consideration (the “Aggregate Series A Consideration”):

(i) cash in the amount of $50,000,000 minus the lesser of (A) Total Required Cash-Out Amount and (B) $50,000,000;

(ii) the Per Share Mixed Election Consideration which would be payable with respect to a number of shares of Liberty Virginia Common Stock equal to the B Equivalent Common Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Common Shares Number” is determined by dividing (A) the Total Required Cash-Out Amount by (B) $10.00 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 3.5(b)(ii) shall be 5,000,000); and

(iii) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series A Preferred Stock.

The Aggregate Series A Consideration shall be divided among the holders of the Liberty Virginia Series A Preferred Stock pro rata based upon the number of shares of Liberty Virginia Series A Preferred Stock held by each holder (the “Per Share Series A Consideration”).

(c) Subject to Section 4.2(e), the holders of the Liberty Virginia Series B Preferred Stock shall be entitled to receive, in the aggregate, the following consideration (the “Aggregate Series B Consideration”):

(i) If the Total Required Cash-Out Amount is $50,000,000 or less then (A) an amount in cash equal to $300,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock) and (B) an amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to 6,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(ii) If the Total Required Cash-Out Amount is greater than $50,000,000, but less than or equal to $225,000,000 then:

(A) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the B Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Shares Number” is the product of (x) 6/7 (six-sevenths) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 5,000,000;

(B) cash in an amount equal to the sum of (i) $150,000,000 and (ii) the product of (x) 6/7 (six-sevenths) and (y) (I) $225,000,000 minus (II) the Total Required Cash-Out Amount;

(C) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 6,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made;

(D) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

(iii) If the Total Required Cash-Out Amount is greater than $225,000,000, but less than or equal to $525,000,000 then:

(A) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 21,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(B) cash in the amount of (i) $150,000,000, and (ii) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

(iv) If the Total Required Cash-Out Amount is greater than $525,000,000 then:

(A) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the B Equivalent Common Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Common Shares Number” is product of (x) 6/7 (six-sevenths) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 52,500,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 3.5(c)(iv)(A) shall be 15,000,000);

(B) cash in the amount of the product of (x) 6/7 (six-sevenths) and (y) the greater of (I) $700,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(C) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 23,500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(D) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

The Aggregate Series B Consideration shall be divided among the holders of the Liberty Virginia Series B Preferred Stock pro rata based upon the number of shares of Liberty Virginia Series B Preferred Stock held by each holder (the “Per Share Series B Consideration”).

(d) Subject to Section 4.2(e), the holders of the Liberty Virginia Series C Preferred Stock shall be entitled to receive, in the aggregate (the “Aggregate Series C Consideration”), an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 750,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made. The Aggregate Series C Consideration shall be divided among the holders of the Liberty Virginia Series C Preferred Stock pro rata based upon the number of shares of Liberty Virginia Series C Preferred Stock held by each holder (the “Per Share Series C Consideration”).

(e) Subject to Section 4.2(e), the holders of the Liberty Virginia Series D Preferred Stock shall be entitled to receive, in the aggregate, the following consideration (the “Aggregate Series D Consideration”):

(i) If the Total Required Cash-Out Amount is $50,000,000 or less then (A) an amount in cash equal to $50,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock) and (B) an amount of PRISA Shares and cash as is equal to the

Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(ii) If the Total Required Cash-Out Amount is greater than $50,000,000, but less than or equal to $225,000,000 then:

(A) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the D Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “D Equivalent Shares Number” is the product of (x) 1/7 (one-seventh) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 5,000,000;

(B) cash in an amount equal to the sum of (i) $25,000,000 and (ii) the product of (x) 1/7 (one-seventh) and (y) (I) $225,000,000 minus (II) the Total Required Cash-Out Amount;

(C) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made;

(D) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

(iii) If the Total Required Cash-Out Amount is greater than $225,000,000, but less than or equal to $525,000,000 then:

(A) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 3,500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(B) cash in the amount of (i) $25,000,000, and (ii) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

(iv) If the Total Required Cash-Out Amount is greater than $525,000,000 then:

(A) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the D Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “D Equivalent Shares Number” is product of (x) 1/7 (one-seventh) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 52,500,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 3.5(e)(iv)(A) shall be 2,500,000);

(B) cash in the amount of the product of (x) 1/7 (one-seventh) and (y) the greater of (I) $700,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(C) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 3,600,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(D) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

The Aggregate Series D Consideration shall be divided among the holders of the Liberty Virginia Series D Preferred Stock pro rata based upon the number of shares of Liberty Virginia Series D Preferred Stock held by each holder (the “Per Share Series D Consideration”).

(f) [Intentionally Omitted.]

(g) The PRISA Shares delivered pursuant to paragraphs (a), (b), (c), (d) and (e) of this Section 3.5 shall then be registered and the ADRs delivered pursuant to Section 3.4(b).

(h) The parties acknowledge and agree that the provisions in clauses (b) through (f) of this Section 3.5 require that the Liberty Preferred Stock Account contain, at the time of the Share Exchange, $400,000,000 of proceeds from the sale of the Liberty Preferred Stock (excluding any interest earned thereon) which funds must be fully available to make payments under clauses (a) through (f) of this Section 3.5 in order for the Reorganization to proceed on the basis of such provisions. In the event any such funds are not fully available for that purpose, the parties agree that prior to proceeding with the Reorganization it will be necessary to revise said clauses (b) through (f) to reflect the unavailability of any such proceeds to accomplish the economic objectives reflected therein.

(i) Exercise of Election.

(i) All elections made in accordance with this Section 3.5 shall be made on a form designed for that purpose and mutually acceptable to Liberty and PRISA (a “Form of Election”), which Form of Election will be filed as an exhibit to the F-4 and mailed to the holders of record of shares of Liberty Common Stock as of the record date for the Liberty Stockholder Meeting (the “Liberty Record Date”). The Form of Election shall be used by each record holder of shares of Liberty Common Stock as of the Liberty Record Date (or, in the case of nominee record holders, the beneficial owner through proper instructions and documentation) who wishes to make a Cash Election or a Mixed Consideration Election and must be made with respect to any or all shares of Liberty Common Stock held by such holder.

(ii) For elections to be effective and valid, (A) with respect to shares of Liberty Common Stock represented by Liberty Common Certificates, a Form of Election must be properly completed, signed and actually received by the Exchange Agent and accompanied by the Liberty Common Certificates representing all of the shares of Liberty Common Stock as to which such Form of Election relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Liberty (or accompanied by an appropriate guarantee of delivery by an Eligible Guarantor Institution, as that term is defined in Rule 17Ad-15 promulgated pursuant to the Exchange Act, provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee, or an affidavit of lost certification in accordance with Section 4.2(g), or (B) with respect to shares of Liberty Common Stock that are held in book-entry form, Liberty shall establish procedures for the delivery of such shares, which procedures shall be acceptable to PRISA (either of (A) or (B), an “Election”).

(iii) An Election must be received by the Exchange Agent not later than immediately prior to the vote at the Liberty Stockholder Meeting (or any adjournment thereof) on the transactions contemplated hereby (the “Election Date and Time”) in order to be effective. Any shares of Liberty Common Stock for which the holder of record has not, as of the Election Date and Time, properly submitted a valid Form of Election to the Exchange Agent shall be deemed Non-Electing Shares and entitled to receive the consideration set forth in Section 3.5(a)(iii). After a Cash Election or a Mixed Consideration Election is validly made with respect to any shares of Liberty Common Stock, no further registration of transfers of such shares shall be made on the stock transfer books of Liberty Virginia, unless and until such Cash Election or Mixed Consideration Election is properly revoked pursuant to Section 3.5(f)(v). In addition, all Forms of Election shall be automatically revoked if the Exchange Agent is notified in writing by PRISA and Liberty that this Agreement has been terminated pursuant to Article XI.

(iv) PRISA shall have the discretion, which it may delegate in whole or in part to the Exchange Agent, to determine whether Forms of Election have been properly completed, signed and timely submitted or to disregard defects in forms. Any such determination of PRISA or the Exchange Agent shall be conclusive and binding, absent manifest error. Neither PRISA nor the Exchange Agent shall be under any obligation to notify any Person of any defect in a Form of Election submitted to the Exchange Agent. Any shares of Liberty Common Stock for which the holder of record is deemed to have not submitted a valid Election on or prior to the Election Date and Time shall be deemed to be Non-Electing Shares and entitled to receive the consideration set forth in Section 3.5(a)(iii).

(v) Any Cash Election or Mixed Consideration Election may be revoked with respect to all or any portion of the shares of Liberty Common Stock subject thereto by the holder who submitted the applicable Form of Election by written notice received by the Exchange Agent prior to the Election Date and Time. If a Cash Election or Mixed Consideration Election is revoked with respect to Liberty Common Stock represented by a Liberty Common Certificate, such Liberty Common Certificate shall be promptly returned to the holder that submitted the same to the Exchange Agent.

(vi) The Exchange Agent shall make all the computations contemplated by this Section 3.5, including the determination of the number of Cash Electing Shares, the number of Mixed Consideration Electing Shares and Non-Electing Shares and, after consultation with PRISA and Liberty, all such computations will be conclusive and binding on the former holders of shares of the Liberty Stock absent manifest error. The Exchange Agent may, with the agreement of PRISA and Liberty, make such reasonable rules as are consistent with this Section 3.5 for the implementation of the Elections provided for herein as shall be necessary or desirable to effect fully such Elections.

(j) If, between the date of this Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a reorganization, recapitalization, reclassification, issues a stock dividend, or effects a stock split or reverse stock split, or other similar change in capitalization (other than the Reincorporation Merger), an appropriate and proportionate adjustment shall be made to the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Aggregate Series A Consideration, the Aggregate Series B Consideration, the Aggregate Series C Consideration and the Aggregate Series D Consideration and Warrant Consideration in order to preserve the economic benefits of the Reorganization to the parties.

3.6 PRISA Capital Stock.  At and after the Exchange Effective Time, each share of PRISA Capital Stock issued and outstanding immediately prior to the Closing Date shall remain an issued and outstanding share of PRISA Capital Stock and shall not be affected by the Share Exchange.

3.7 Warrants Exchange.  At the Exchange Effective Time, PRISA shall exchange its securities for all Liberty Warrants that are outstanding immediately prior thereto, in consideration for (a) the delivery by PRISA of PRISA Shares and (b) the payment by Liberty Virginia of cash, in each case in accordance with the terms of the Warrant Amendment Agreement (collectively, the “Warrant Consideration”), and PRISA shall receive from Liberty Virginia an omnibus certificate representing all of the Liberty Warrants from Liberty Virginia.

3.8 Trust Arrangements.  Not later than 48 hours prior to the Closing, Liberty shall deliver to the Trustee advance notice of the Exchange Effective Time in the form required by the IM Trust Agreement, a copy of such notice to be provided to PRISA promptly following such delivery. Liberty shall use its reasonable best efforts to cause the Trustee to provide, not later than 48 hours prior to the Closing, a written confirmation to PRISA and Liberty confirming the Trust Account Balance as of such time to be released upon Closing in accordance with directions provided or to be provided by Liberty. Not later than 48 hours prior to the Closing, Liberty shall deliver to PRISA a certificate signed by the Chief Executive Officer of Liberty in the form of Exhibit F attached hereto (the “Transaction Cash Certificate”), which shall set forth the amount of Transaction Cash along with a schedule setting forth in reasonable detail the allocation of the Trust Account Balance in excess of the Transaction Cash.

3.9 Disbursement of Funds.  Immediately prior to the Closing, Liberty shall instruct the Trustee to disburse funds, upon completion of the Reorganization, from the Trust Account to the Depositary (to be held for the benefit of Liberty Virginia) in an amount equal to Transaction Cash less the cash required by the Liberty Certificate to be paid to the holders of Liberty Virginia Redemption Shares and less the amounts contemplated by Sections 4.1(b)(ii)(B), (C) and (D). The Depositary shall hold such funds until such time as it receives the PRISA Shares pursuant to Section 4.1 and upon such receipt shall disburse such funds to Liberty Virginia.

3.10 Closing.  Upon the terms and subject to the conditions of this Agreement, the closing of the Reincorporation Merger and the Share Exchange (the “Closing”) shall take place at 10:00 a.m. on a date and at a place to be specified by the parties, which shall be no later than five business days after the satisfaction

(or, to the extent permitted by Law or regulation, waiver by all parties) of the conditions set forth in Section 10.1, or, if on such day any condition set forth in Section 10.2 or 10.3 has not been satisfied (or, to the extent permitted by Law or regulation, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article X shall have been satisfied and, if the PRISA Rights Offer is required by the CNMV, in no event prior to the completion of the PRISA Rights Offer (or, to the extent permitted by Law or regulation, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between PRISA and Liberty.

ARTICLE IV

PROCEDURE FOR THE DELIVERY OF PRISA ADRs AND PAYMENT OF WARRANTS

4.1 PRISA to Make Shares Available.  Following delivery of the PRISA shares pursuant to Section 3.4 (a) PRISA shall (i) instruct the Depositary to issue PRISA ADSs representing the PRISA Shares and deposit ADRs evidencing such PRISA ADSs with Citibank, N.A., as exchange agent (or with such other bank or trust company as Liberty and PRISA may agree) (the “Exchange Agent”), to be held by the Exchange Agent for the benefit of the former Liberty Virginia Stockholders (other than holders of the Liberty Virginia Redemption Shares) and registered holders of Liberty Warrants (the “Liberty Warrantholders”) until such time as such Liberty Virginia Stockholders and Liberty Warrantholders surrender their shares and warrants for exchange by the Exchange Agent in accordance with Section 3.5(f)(ii) or this Article IV, and (ii) deposit with the Exchange Agent any Fractional Share Cash to be paid in accordance with Section 4.2(e), and (b) Liberty shall, prior to the Exchange Effective Time, direct (i) the Exchange Agent, as escrow agent, to deposit, directly from the Liberty Preferred Stock Account to be released contemporaneously with the Exchange Effective Time, into the Exchange Fund, all of the funds contained in the Liberty Preferred Stock Account, and (ii) the Trustee to deposit, directly from Trust funds to be released at the Exchange Effective Time, with the Exchange Agent the following: (A) the cash payable to the Liberty Warrantholders pursuant to the Warrant Amendment Agreement; (B) if the Total Required Cash-Out Amount is greater than $225,000,000 then the excess of the Total Required Cash-Out Amount over $225,000,000 up to a maximum of the Available Cash Election Pool; (C) the Aggregate Mixed Consideration Election Cash and (D) the Aggregate Preferred Stock Mixed Consideration Cash (the PRISA ADSs, Fractional Share Cash and such cash at the direction of Liberty collectively referred to herein as the “Exchange Fund”). The foregoing actions shall be pursuant to an Exchange Agreement in form and substance reasonably satisfactory to Liberty and PRISA (the “Exchange Agreement”).

4.2 Exchange of Shares and Warrants.

(a) As soon as practicable after the Exchange Effective Time, and in no event later than five Business Days thereafter, the Exchange Agent shall mail to each Liberty Virginia Stockholder of record (other than former holders of the Liberty Virginia Redemption Shares and holders who submitted valid Forms of Election pursuant to Section 3.5(f) with respect to all of their shares held) and each registered Liberty Warrantholder (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Liberty Virginia Common Certificates, Liberty Virginia Preferred Certificates and Liberty Warrants shall pass, only upon delivery of the Liberty Virginia Common Certificates, Liberty Virginia Preferred Certificates or Liberty Warrants, as applicable, to the Exchange Agent and (ii) instructions for effecting the surrender of the Liberty Virginia Common Certificates and Liberty Virginia Preferred Certificates in exchange for PRISA ADSs, Per Share Mixed Consideration Election Cash, any cash amounts due in respect of the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration or the Per Share Series D Consideration and, if any, Fractional Share Cash and the surrender of the Liberty Warrants in exchange for the Warrant Consideration (as defined below). Upon proper surrender to the Exchange Agent of a Liberty Virginia Common Certificate, a Liberty Virginia Preferred Certificate or Liberty Warrant for exchange and cancellation, together with such properly completed letter of transmittal, duly executed, such Liberty Virginia Stockholder or Liberty Warrantholder shall be entitled to receive in exchange therefor an ADR representing that number of whole PRISA ADSs in book entry form to which such securityholder shall have become entitled pursuant to the provisions of Article III and the Warrant Amendment Agreement,

Fractional Share Cash, if any, the Per Share Mixed Consideration Election Cash, and any cash amounts due in respect of the Per Share Series A Consideration, the Per Share Series B Consideration, Per Share Series C Consideration and the Per Share Series D Consideration and, in the case of Liberty Warrantholders, cash pursuant to the terms of the Warrant Amendment Agreement.

(b) No dividends or other distributions, if any, declared with respect to PRISA Shares and to which the holder of any unsurrendered Liberty Virginia Common Certificate. Liberty Virginia Preferred Certificate or Liberty Warrant would otherwise have become entitled (a “PRISA Distribution”) shall be paid to the holder of any such unsurrendered Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant until the holder thereof shall surrender such Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant in accordance with this Article IV. After the surrender and exchange of a Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant in accordance with this Article IV, the record holder thereof shall be entitled to receive from PRISA any such PRISA Distribution, without any interest thereon, that theretofore had become payable with respect to the applicable PRISA Shares.

(c) If ADRs representing PRISA ADSs are to be issued in a name other than that in which the Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of ADRs representing PRISA ADSs in any name other than that of the registered holder of the Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(d) After the Exchange Effective Time, there shall be no transfers on the stock transfer books of Liberty Virginia of the shares of Liberty Virginia Common Stock, Liberty Virginia Preferred Stock or Liberty Warrants that were issued and outstanding immediately prior to the Exchange Effective Time by any Person that was a registered holder of such shares prior to the Exchange Effective Time.

(e) No dividend or distribution with respect to the Per Share Mixed Election Consideration shall be payable on or with respect to any fractional share, and fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of PRISA. In lieu of the issuance of any such fractional share, PRISA shall pay to each former Liberty Virginia Stockholder or Liberty Warrantholder who otherwise would be entitled to receive a PRISA ADS representing such fractional share an amount in cash (the “Fractional Share Cash”) (i) in the case of a fraction of a PRISA Class A Ordinary Share, determined by multiplying (x) the average closing price of PRISA ordinary shares on the SIBE for the ten full SIBE trading days prior to the Closing Date (excluding the Closing Date) by (y) the fraction of a share (rounded to the nearest hundredth when expressed in decimal form) which such holder would otherwise be entitled to receive pursuant to Section 3.5(a) and (ii) in the case of a fraction of a PRISA Class B Convertible Non-Voting Share, equal to the face amount corresponding to such fraction of a PRISA Class B Convertible Non-Voting Share.

(f) Any portion of the Exchange Fund that remains unclaimed by the Liberty Virginia Stockholders or the Liberty Warrantholders for six months after the Exchange Effective Time shall be returned to PRISA. Any former Liberty Virginia Stockholders or Liberty Warrantholders who have not theretofore complied with this Article IV shall thereafter look only to PRISA for payment of the Per Share Cash Election Consideration, Per Share Mixed Election Consideration, Per Share Series A Consideration, the Per Share Series B Consideration, Per Share Series C Consideration, the Per Share Series D Consideration, or the Warrant Consideration, any Fractional Share Cash and any PRISA Distribution, in each case, without any interest thereon. Notwithstanding the foregoing, none of Liberty, Liberty Virginia, PRISA, the Exchange Agent, the Depositary or any other person shall be liable to any former holder of shares of Liberty Virginia Common Stock, Liberty Preferred Stock or Liberty Warrants for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) In the event any Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant to be lost, stolen or destroyed and, if reasonably required by PRISA, the posting by such person of a bond in such amount as PRISA may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant, the Per Share Cash Election Consideration, Per Share Mixed Election Consideration, Per Share Series A Consideration, the Per Share Series B Consideration, Per Share Series C Consideration, the Per Share Series D Consideration, or Warrant Consideration and any Fractional Share Cash to which the holder is entitled.

(h) PRISA shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Warrant Amendment Agreement to any Liberty Virginia Stockholder or Liberty Warrantholder such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of applicable Tax Law. To the extent that amounts are so withheld by PRISA, such withheld amounts shall be treated for all purposes of this Agreement and the Warrant Amendment Agreement as having been paid to the Liberty Virginia Stockholder or Liberty Warrantholder in respect of which such deduction and withholding was made by PRISA.

ARTICLE V

AMENDMENT OF PRISA ORGANIZATIONAL DOCUMENTS

At the PRISA Shareholders Meeting, following the PRISA Shareholder Approval, PRISA will amend its bylaws (estatutos sociales) substantially as set forth in Exhibit G attached hereto with such changes as PRISA and Liberty may reasonably agree. As a consequence of the foregoing and given the new composition of its shareholding, PRISA, despite the continuing control of the PRISA Control Group upon the Reorganization, is willing to increase the number of the members of its Board of Directors up to seventeen, as well as the number of independent directors (consejeros independientes), with the number of such independent directors representing a majority of the Board in line with the recommendations of Spanish corporate governance.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF LIBERTY

Except (i) as set forth in the disclosure schedule delivered by Liberty to PRISA concurrently with the execution of this Agreement (the “Liberty Disclosure Schedule”), (ii) as a result of the application of Section 12.12 or (iii) as disclosed in any Liberty SEC Reports filed with the SEC prior to the date of the Original BCA and publicly available on EDGAR (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Liberty represents and warrants to PRISA as of the date of the Original BCA (it being understood that any reference in the representations and warranties (other than Section 6.7(b)) to “as of the date hereof” or “as of the date of this Agreement” is to be read “as of the date of the Original BCA”), and represents and warrants to PRISA with respect to Sections 6.1, 6.2, 6.3 and 6.4 as of the date hereof, as follows:

6.1 Organization and Qualification.  Liberty is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware with the corporate power and authority to own and operate its business as presently conducted. Liberty is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the ownership or operation of its properties or the nature of its activities makes such qualification necessary, except for such failures of Liberty to be so qualified as would not have a Material Adverse Effect on Liberty.

6.2 Capitalization.

(a) The authorized capital stock of Liberty consists of (i) 215,062,500 shares of Liberty Common Stock, of which 129,375,000 shares are issued and outstanding as of the date hereof and (ii) 1,000,000 shares of preferred stock, par value $0.0001 per share, of which, upon filing of such certificates of designations with the Secretary of State of the State of Delaware, 50,000 shares will be designated as Liberty Series A Preferred Stock in accordance with the form of Certificate of Designations attached hereto as Exhibit J, 300,000 shares will be designated as Liberty Series B Preferred Stock in accordance with the form of Certificate of Designations attached hereto as Exhibit K, 10 shares will be designated as Liberty Series C Preferred Stock in accordance with the form of Certificate of Designations attached hereto as Exhibit L, 50,000 shares will be designated Liberty Series D Preferred Stock in accordance with the form of Certificate of Designations attached hereto as Exhibit M and 100,000 shares will be designated Liberty Series E Preferred Stock in accordance with the form of Certificate of Designations attached hereto as Exhibit N (the Liberty Series A Preferred Stock, the Liberty Series B Preferred Stock, the Liberty Series D Preferred Stock and the Liberty Series E Preferred Stock are collectively referred to as the “Liberty Preferred Stock” and together with the Liberty Common Stock, the “Liberty Capital Stock”), of which none are issued or outstanding. All of the issued and outstanding shares of Liberty Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and were issued free of preemptive rights.

(b) Section 6.2(b) of the Liberty Disclosure Schedule sets forth, as of the date hereof, the number of issued and outstanding Liberty Warrants, the exercise prices with respect thereto and the number of shares of Liberty Common Stock into which such Liberty Warrants are exercisable, none of which are exercisable until following the consummation of a Business Combination. Except (i) as set forth in this Section 6.2, (ii) as described on Section 6.2(b) of the Liberty Disclosure Schedule, (iii) as described in the Liberty Prospectus, and (iv) as contemplated in this Agreement, any Ancillary Agreement or the Liberty Preferred Stock Purchase Agreements, there are no securities, options warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Liberty is a party or by which it is bound obligating Liberty to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of Liberty Common Stock or any other equity interests of Liberty or other voting securities of Liberty or obligating Liberty to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking and Liberty has not granted any share appreciation rights or any other contractual rights the value of which is derived from the financial performance of Liberty or the value of the Liberty Common Stock or any other equity interests of Liberty, and Liberty is not a party to any other agreement, arrangement or understanding with respect to its capital stock or other securities.

(c) Liberty has no Subsidiaries other than Liberty Virginia, and Liberty does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person other than Liberty Virginia.

6.3 Authority; Liberty Board Approvals No Violation.

(a) Liberty has full corporate power and authority to execute, deliver and perform its obligations under this Agreement, the Ancillary Agreements and the Liberty Preferred Stock Purchase Agreements to which it is a party and, subject only to the receipt of the Liberty Stockholder Approval and the Liberty Warrantholder Approval, has full corporate power and authority to consummate the transactions contemplated hereby and thereby. This Agreement, the Ancillary Agreements and the Liberty Preferred Stock Purchase Agreements to which Liberty is a party have been duly and validly executed and delivered by Liberty and (assuming due authorization, execution and delivery by PRISA and/or any other parties thereto) constitute valid and binding obligations of Liberty, enforceable against Liberty in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) The execution and delivery of this Agreement, the Ancillary Agreements and the Liberty Preferred Stock Purchase Agreements to which Liberty is a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by unanimous vote of the Liberty Board. The Liberty Board has determined and resolved, and at no point subsequent to such resolution revoked or altered or modified such resolution in a way that would undermine its effect, that: (i) the transactions contemplated by this Agreement, the Ancillary Agreements and the Liberty Preferred Stock Purchase Agreements will, when executed upon their terms as set forth herein and therein, constitute a Business Combination and (ii) the Sponsor Co-Investment be waived by Liberty with the effect that no Sponsor Co-Investment will occur before or after the Reorganization. Pursuant to the foregoing resolutions and others as may be necessary, the Liberty Board has directed that the Reorganization be submitted to Liberty’s stockholders for adoption at a special meeting and that the Warrant Amendment Agreement be submitted to holders of Liberty Warrants for adoption at a meeting of such holders of Liberty Warrants. Except for the Liberty Stockholder Approval and Liberty Warrantholder Approval, no other corporate proceedings on the part of Liberty are necessary to approve this Agreement or the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby.

(c) Neither the execution and delivery by Liberty of this Agreement, the Ancillary Agreements and the Liberty Preferred Stock Purchase Agreements to which Liberty is a party nor the consummation by Liberty of the transactions contemplated hereby or thereby, nor compliance by Liberty with any of the terms or provisions hereof or thereof, will (i) subject to obtaining the Liberty Stockholder Approval, violate any provision of the Liberty Organizational Documents or (ii) assuming that the consents and approvals referred to in Section 6.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, or Order applicable to Liberty or any of its Assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation or require consent or give rise to a right of first refusal under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective Assets of Liberty under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Liberty is a party, or by which it or any of its Assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which would not have a Material Adverse Effect on Liberty. No consent or waiver of the underwriters for the IPO is required in connection with this Agreement or the transactions contemplated hereby, other than those that have been obtained and consent to the amendment contemplated in the definition of Deferred Underwriting Discounts.

6.4 Consents and Approvals.  Except for (a) the filing with the SEC of the proxy statement (as it may be amended from time to time, the “Proxy Statement”) in definitive form relating to the Liberty Stockholder Meeting and Liberty Warrantholder Meeting and the filing and declaration of effectiveness of the Registration Statements, and any filings required under applicable state securities or “blue sky” Laws, (b) the filing of the certificates of designations for the Liberty Preferred Stock, the certificate of merger and other appropriate merger documents as required by the DGCL and the filing of the Amended and Restated Articles of Incorporation of Liberty Virginia, the articles of merger and articles of share exchange and other appropriate merger and share exchange documents required by the VSCA and the issuance by the Virginia State Corporation Commission of the certificate of merger and certificate of exchange pursuant to the VSCA, (c) the Liberty Stockholder Approval and Liberty Warrantholder Approval and (d) the giving of a joint notice to the escrow agent for the Liberty Preferred Stock Account to release the funds held therein, no consents or approvals of or filings or registrations with any Governmental Entity, or of or with any third party, are necessary in connection with the execution and delivery by Liberty of this Agreement, any Ancillary Agreement to which it is a party, the Liberty Preferred Stock Purchase Agreements or the consummation by Liberty of the transactions contemplated hereby and thereby and compliance by Liberty with any of the provisions hereof or thereof, other than those the failure of which to obtain or make would not have a Material Adverse Effect on Liberty.

6.5 SEC Reports and Financial Statements.

(a) Liberty has filed with the SEC all forms, reports, schedules, registration statements and definitive proxy statements required to be filed by it with the SEC since the IPO (collectively, the “Liberty SEC Reports”). As of their respective dates, with respect to the Liberty SEC Reports filed pursuant to the Exchange Act, and as of their respective effective dates, as to the Liberty SEC Reports filed pursuant to the

Securities Act, the Liberty SEC Reports (i) complied, or with respect to those not yet filed, will comply, in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, and (ii) did not, or with respect to those not yet filed, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the balance sheets included in or incorporated by reference into the Liberty SEC Reports (including the related notes and schedules) fairly presents, in all material respects, the financial position of Liberty as of its date, and each of the statements of income, stockholders’ equity and cash flows of Liberty included in or incorporated by reference into the Liberty SEC Reports (including any related notes and schedules) (collectively, the “Liberty Financial Statements”) fairly presents, in all material respects, the results of operations and cash flows, as the case may be, of Liberty for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments), in each case in accordance with U.S. GAAP, except as may be noted therein and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act. Each of the Liberty Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto.

(c) Liberty has no Liabilities that would be required to be reflected on, or reserved against in, a balance sheet of Liberty or in the notes thereto, prepared in accordance with U.S. GAAP, except for (i) Liabilities that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of Liberty as of December 31, 2009, (ii) Liabilities arising in the ordinary course of business (including trade indebtedness) since December 31, 2009 and (iii) Liabilities which would not have a Material Adverse Effect on Liberty.

(d) The books and records of Liberty have been, and are being, maintained in all material respects in accordance with U.S. GAAP and any other applicable legal and accounting requirements and reflect only actual transactions.

6.6 Broker’s Fees.  Except as set forth on Section 6.6 of the Liberty Disclosure Schedule or as contemplated by the Liberty Preferred Stock Purchase Agreements, neither Liberty nor any of its officers or directors has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements.

6.7 Absence of Certain Changes or Events.

(a) Except as set forth on Section 6.7 of the Liberty Disclosure Schedule, from December 31, 2009, Liberty has conducted its business in all material respects in the ordinary and usual course consistent with past practices, and there has not been any change in Liberty’s business, operations, condition (financial or otherwise), results of operations or Assets or Liabilities, except for changes which would not have a Material Adverse Effect on Liberty.

(b) Since the date of the Original BCA through the date of this Agreement, neither Liberty nor Liberty Virginia has breached any of their respective covenants in this Agreement which breaches in the aggregate would cause the condition set forth in Section 10.3(b) to be unsatisfied if the Closing were occurring on the date hereof.

6.8 Legal Proceedings.  Except as set forth in the Liberty SEC Reports filed prior to the date of this Agreement, there is no Action (i) instituted, (ii) pending and served upon Liberty, or (iii) to the Knowledge of Liberty, pending and not served on Liberty or threatened in writing, in each case against Liberty or any of its Assets which would have a Material Adverse Effect on Liberty, nor is there any outstanding judgment, decree or injunction, in each case against Liberty or any of its Assets.

6.9 Taxes and Tax Returns.  Except as would not have a Material Adverse Effect on Liberty, (a) Liberty has prepared and timely filed (taking into account any extension of time within which to file), or have had timely filed on its behalf, all Tax Returns required to be filed by it and all such filed Tax Returns are true, complete and accurate in all respects, (b) Liberty has paid all Taxes that are required to be paid by it prior to the Closing Date or, with respect to Taxes not yet due and payable, has established in the financial statements of Liberty adequate reserves in accordance with U.S. GAAP for the payment of such Taxes, (c) all deficiencies asserted or assessed by a Taxing Authority against Liberty have been paid in full or are adequately reserved in the financial statements of Liberty in accordance with U.S. GAAP, (d) as of the date of this Agreement, there are not pending or, to the Knowledge of Liberty, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes and there are no currently effective waivers (or requests for waivers) of the time to assess any Taxes or Tax deficiencies, (e) there are no Encumbrances for Taxes on any of the Assets of Liberty other than Permitted Encumbrances and those set forth on Section 6.9 of the Liberty Disclosure Schedule, (f) no power of attorney granted by Liberty with respect to Taxes is currently in force, (g) Liberty has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code, (h) Liberty (y) is not a party to or is not bound by any Tax sharing, allocation or indemnification agreement or (z) does not have any Liability for Taxes of any other Person (other than Liberty) pursuant to Treasury Regulation Section 1.1502-6 (or any similar provision of any Tax Law), as a transferee or successor, by contract or otherwise, and (i) Liberty has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4.

6.10 Compliance.  Liberty is in compliance with all transnational, domestic, foreign, federal, state, provincial and local Laws, rules and regulations applicable to its operations or with respect to which compliance is a condition of engaging in the business thereof, except to the extent that failure to comply would not have a Material Adverse Effect on Liberty.

6.11 Contracts.

(a) Section 6.11 of the Liberty Disclosure Schedule contains a complete and accurate list of all Liberty Material Contracts to which Liberty is a party in effect as of the date hereof. Each such Liberty Material Contract has been delivered to, or made available for review by, PRISA and is a true and correct copy of such Liberty Material Contract (including all amendments thereto).

(b) (i) There is no breach or violation of or default by Liberty under any of such Liberty Material Contracts, except such breaches, violations and defaults as have been waived, and (ii) no event has occurred with respect to Liberty or, to the Knowledge of Liberty, with respect to a Third Party, which, with notice or lapse of time or both, would constitute a breach, violation or default, or give rise to a right of termination, modification, cancellation, foreclosure, imposition of an Encumbrance, prepayment or acceleration under any of such Liberty Material Contract, except, in the case of clause (i) and (ii) above, as would not have a Material Adverse Effect on Liberty.

6.12 Intellectual Property.  Except for its corporate name and domain name, Liberty does not own, license or otherwise have any right, title or interest in any Intellectual Property whether or not registered.

6.13 Labor Matters.  Liberty is not a party to any collective bargaining agreement or other labor union contract applicable to persons employed by Liberty and Liberty does not know of any activities or proceedings of any labor union to organize such employees. At all times, Liberty has not had any employees, common law or otherwise, and Liberty has not made any offers of employment or entered into any agreement, oral or written, to hire, retain or appoint any employee, officer, director or consultant in the future.

6.14 Employee Benefit Plans.  Liberty does not maintain, and does not have any Liability under or with respect to, any Employee Benefit Plan. The execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby will not (a) result in any compensatory payment (including severance, unemployment compensation, golden parachute, bonus, or otherwise) becoming due from Liberty to any employee, officer, director or consultant of Liberty or its Affiliates, or (b) result in the acceleration of the time of payment or vesting of any such compensatory payments.

6.15 Insurance.  Liberty has in effect insurance coverage with reputable insurers or is self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size, nature of business and operations to Liberty which are engaged in Liberty’s industry.

6.16 Trust Account.

(a) As of the date of this Agreement, Liberty has no less than $1,022,000,000 in cash. All of such funds are held in either (i) a trust account (the “Trust Account”) established by Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) and invested in (1) Treasury Bills issued by the United States, have a maturity of 180 days’ or less, and/or (2) open ended money market fund(s) selected by Liberty meeting the conditions of Sections (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, as determined by Liberty and (ii) an operating account. The Liberty Prospectus accurately described how such funds are to be invested, held and released from the Trust Account in all material respects.

(b) Liberty is party to an investment management trust agreement (the “IM Trust Agreement”) with the Trustee pursuant to which the Trustee has established the Trust Account for the net proceeds from Liberty’s IPO (the “Trust Account Documents”) and there are no other agreements or understandings between Liberty and the Trustee in relation to the Trust Account and the funds therein.

(c) Subject to the terms and conditions of the IM Trust Agreement and the Trust Account Documents, the Trustee has full and exclusive power and authority to invest and reinvest the assets of the Trust Account and to release the Assets of the Trust Account, net of any payments to Liberty Stockholders who validly elect to have their shares redeemed by Liberty and the payment of all deferred underwriting discounts and commissions, to Liberty.

6.17 Affiliate Transactions.  Except as set forth in Section 6.17 of the Liberty Disclosure Schedule, from December 12, 2007 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between Liberty, on the one hand, and any Affiliates of Liberty or other Persons, on the other hand, that have not been so disclosed in the Liberty SEC Reports, and there are no loans by Liberty to any of its officers, directors or Affiliates.

6.18 No Additional Representations.  PRISA acknowledges that neither Liberty, its officers, directors or stockholders, nor any Person has made any representation or warranty, express or implied, or any kind, including any representation or warranty as to the accuracy or completeness of any information regarding Liberty furnished or made available to PRISA and any of its Representatives, in each case except as expressly set forth in this Article VI (as modified by the Liberty Disclosure Schedule) or as otherwise provided herein.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES OF PRISA

Except (i) as set forth in the disclosure schedule delivered by PRISA to Liberty concurrently with the execution of this Agreement (the “PRISA Disclosure Schedule”), (ii) as a result of the application of Section 12.12 or (iii) as disclosed in any PRISA CNMV Reports filed with the CNMV prior to the date of the Original BCA and publicly available (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), PRISA represents and warrants to Liberty as of the date of the Original BCA (it being understood that any reference in the representations and warranties (other than Section 7.7(c)) to “as of the date hereof” or “as of the date of this Agreement” is to be read “as of the date of the Original BCA”), and represents and warrants to Liberty with respect to Sections 7.1, 7.3 and 7.4 as of the date hereof, as follows:

7.1 Corporate Organization.

(a) PRISA is a sociedad anónima duly organized, validly existing and in good standing under the Laws of the Kingdom of Spain, with the requisite power and authority to own and operate its business as presently conducted. PRISA is duly qualified as a foreign corporation to do business and is in good standing in each jurisdiction where the ownership or operation or its properties or the nature of its activities makes such qualification necessary, except for such failures of PRISA to be so qualified or in good standing as would not have a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of its Organizational Documents as in effect on the date hereof.

(b) Each Subsidiary of PRISA is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, with the corporate, partnership or limited liability company power and authority to own and operate its business as presently conducted. Each Subsidiary of PRISA is duly qualified as a foreign corporation or other entity to do business and is in good standing in each jurisdiction where the ownership or operation or its properties or the nature of its activities makes such qualification necessary, except for such failures of such Subsidiary to be so qualified or in good standing as would not have a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of the respective Organizational Documents of each PRISA Significant Subsidiary as in effect on the date hereof.

7.2 Capitalization.

(a) As of the date hereof, the issued share capital of PRISA is EUR 21,913,550, represented by 219,135,500 ordinary shares, nominal value of EUR 0.10 each (the “PRISA Capital Stock”). All of the issued and outstanding shares of the PRISA Capital Stock have been, and all of the PRISA Shares to be delivered as Per Share Mixed Election Consideration, Per Share Series A Consideration, Per Share Series B Consideration, Per Share Series C Consideration, Per Share Series D Consideration and Warrant Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights arising out of the PRISA Organizational Documents or any contract binding upon PRISA, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of PRISA or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which PRISA shareholders may vote (“Voting Debt”). As of the date of this Agreement, except pursuant to this Agreement or the Ancillary Agreements, PRISA does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the issuance of shares of PRISA Capital Stock, Voting Debt or any other equity securities of PRISA or any securities representing the right to have any share of PRISA Capital Stock issued, Voting Debt or any other equity securities of PRISA issued.

(b) Section 7.2(b) of the PRISA Disclosure Schedule includes a true, accurate and complete list of each Subsidiary of PRISA that is a “Significant Subsidiary” within the meaning of Regulation S-X promulgated under the Exchange Act (“PRISA Significant Subsidiaries”). PRISA owns its shares or equity ownership interests in the PRISA Subsidiaries free and clear of any Encumbrances other than pledges of shares to the PRISA’s Lenders, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. No PRISA Significant Subsidiary is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such PRISA Significant Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such PRISA Significant Subsidiary. There are no voting, sale, transfer or other similar agreements to which any PRISA Significant Subsidiary is a party with respect to the capital stock of such PRISA Subsidiary or any other securities of any such PRISA Significant Subsidiary that are convertible or exchangeable into or exercisable for shares of the capital stock of any PRISA Significant Subsidiary. Neither PRISA nor any of the PRISA Significant Subsidiaries is party to any operating agreement, stockholders agreement, joint venture agreement, voting agreement or other similar agreement or arrangement in connection with a material investment of PRISA or any PRISA Significant Subsidiary.

7.3 Authority; No Violation.

(a) PRISA has full corporate power and authority to execute, deliver and perform its rights under this Agreement and the Ancillary Agreements to which it is a party and, subject only to the receipt of the PRISA Shareholder Approval and the PRISA Warrant Approvals and/or PRISA Rights Offer Approvals, as applicable, will have full corporate power and authority to consummate the transactions contemplated hereby and thereby. Subject to the PRISA Board approving the calling of the PRISA Shareholder Meeting and setting the agenda therefor, the PRISA Shareholder Approval and the PRISA Warrant Approvals and/or PRISA Rights Offer Approvals, as applicable, no other corporate proceedings on the part of PRISA are necessary to approve this Agreement and the Ancillary Agreements and to consummate the transactions contemplated hereby and thereby other than the resolutions of the PRISA Board approving the increase of the capital of PRISA against contribution in kind of the shares of Liberty Virginia Common Stock and the increase of the capital of PRISA against a contribution in cash in respect of the PRISA Rights Offer, if the PRISA Rights Offer is to be conducted. Neither a withdrawal or a modification of the PRISA Board’s recommendation relating to this Agreement and the Ancillary Agreements or any of the transactions contemplated hereby or thereby will affect PRISA’s obligation or ability to call or convene the meeting of its shareholders referred to above. This Agreement and the Ancillary Agreements to which PRISA is a party have been duly and validly executed and delivered by PRISA and (assuming due authorization, execution and delivery by Liberty and any other party thereto) constitute valid and binding obligations of PRISA, enforceable against PRISA in accordance with their terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

(b) Neither the execution and delivery by PRISA of this Agreement or the Ancillary Agreements to which PRISA is a party nor the consummation by PRISA of the transactions contemplated hereby or thereby, nor compliance by PRISA with any of the terms or provisions hereof or thereof, will (i) subject to obtaining the PRISA Shareholder Approval, violate any provision of the Organizational Documents of PRISA or any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 7.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, or Order applicable to PRISA or any of PRISA’s Subsidiaries or any of their respective Assets or (B) other than the consent of PRISA’s Lenders, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation or require consent or give rise to a right of first refusal under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective Assets of PRISA or PRISA’s Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PRISA or any of PRISA’s Subsidiaries is a party, or by which they or any of their respective Assets may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches or defaults which would not have a Material Adverse Effect on PRISA.

7.4 Consents and Approvals.  Except for (a) the filing with the SEC of the Proxy Statement and declaration of effectiveness of Registration Statements, and any filings required under applicable state securities or “blue sky” Laws, (b) the filing of the articles of share exchange and other appropriate documents as required by the VSCA and the issuance by the Virginia State Corporation Commission of the certificate of share exchange pursuant to the VSCA, (c) receipt of the PRISA Shareholder Approval and the PRISA Warrant Approvals and/or PRISA Rights Offer Approvals, as applicable (d) the registration with and verification by the CNMV of the PRISA Prospectuses, (e) the filing of the Deed of In-Kind Capital Increase against contribution in kind declaring that the capital increase has been subscribed by the shareholders of Liberty Virginia, the filing of the necessary auditors’ report and the filing of the necessary report of the expert designated by the Commercial Registry relating to the fair value of the assets acquired by PRISA in the Share Exchange, (f) the filing of the Deed of Subscription Capital Increase against a contribution in cash, (g) the registration of the PRISA Shares and the PRISA Class A Ordinary Shares to be issued in connection with the PRISA Rights Offer, if any, in book entry form with the SIBE, (h) the authorization of the listing of PRISA Shares and the PRISA Class A ordinary Shares to be issued in connection with the PRISA Rights Offer, if any, on the SIBE by the CNMV and the Managing Companies of the Spanish Stock Exchanges and (i) the filing with and approval of the Selected Stock Exchange for admission to listing, subject to issuance, of the PRISA ADS-As and the PRISA ADS-NVs on such exchange, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with the execution and delivery by PRISA of this Agreement or any Ancillary Agreement to which it is a party, the consummation by PRISA of the transactions contemplated hereby and thereby and compliance by PRISA with any of the provisions hereof and thereof, other than those the failure of which to obtain or make would not have a Material Adverse Effect on PRISA.

7.5 CNMV Reports and Financial Statements.

(a) PRISA has filed with the CNMV all forms, reports, schedules, notices, documents, registration statements, definitive proxy statements and other information required to be filed by it with the CNMV since January 1, 2007 (as amended since the time of their filing and prior to the date of this Agreement, the “PRISA CNMV Reports”) and to the extent not publicly available has heretofore made available to Liberty complete and correct copies of all such material forms, reports, schedules, notices, documents, registration statements, proxy statements and other information required by applicable Law to be so filed. As of their respective dates, (x) the PRISA CNMV Reports (including, but not limited to, any financial statements or schedules included or incorporated by reference therein) complied, in all material respects with the requirements of CNMV and applicable Law, as the case may be, to such PRISA CNMV Reports, and (y) none of the PRISA CNMV Reports contained, any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) PRISA has previously made available to Liberty true and correct copies of (i) the consolidated balance sheet of PRISA and its Subsidiaries for each of the fiscal years ended December 31, 2007 and 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such periods and (ii) the unaudited consolidated balance sheet of PRISA and its Subsidiaries for the fiscal year ended December 31, 2009, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for such period, in the case of fiscal year ended 2007 and 2008, accompanied by the audit report of Deloitte, S.A., independent public accountants with respect to PRISA (collectively, the “PRISA Financial Statements”) (including the related notes, where applicable). The PRISA Financial Statements (including the related notes and schedules) fairly present in all material respects the results of the consolidated operations and changes in stockholders’ equity and consolidated financial position of PRISA and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject, in the case of unaudited statements, to normal year-end audit adjustments). Each of the PRISA Financial Statements (including the related notes, where applicable) complies in all material respects with applicable accounting requirements and with the published rules and regulations of the SIBE and the CNMV with respect thereto and each of the PRISA Financial Statements (including the related notes, where applicable) has been prepared in all material respects in accordance with EU-IFRS, except, in each case, as indicated in such statements or in the notes thereto.

(c) PRISA has no Liabilities that would be required to be reflected on, or reserved against in, a balance sheet of PRISA or in the notes thereto, prepared in accordance with EU-IFRS except for (i) Liabilities that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of PRISA as of December 31, 2009, (ii) Liabilities arising in the ordinary course of business (including trade indebtedness) since such date and (iii) Liabilities which would not have a Material Adverse Effect on PRISA.

(d) The books and records of PRISA and the PRISA Significant Subsidiaries have been, and are being, maintained in all material respects in accordance with EU-IFRS and any other applicable legal and accounting requirements and reflect only actual transactions.

7.6 Broker’s Fees.  Except for Violy & Co., neither PRISA nor any of its Subsidiaries, nor any of their respective officers or directors, has employed any broker or finder or incurred any Liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement or the Ancillary Agreements.

7.7 Absence of Certain Changes or Events.

(a) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, since December 31, 2009, no event or events have occurred that have had a Material Adverse Effect on PRISA.

(b) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, from December 31, 2009, to the date of this Agreement, PRISA and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary and usual course, consistent with past practices.

(c) Since the date of the Original BCA through the date of this Agreement, PRISA has not breached any of its covenants in this Agreement which breaches in the aggregate would cause the condition set forth in Section 10.2(b) to be unsatisfied if the Closing were occurring on the date hereof.

7.8 Legal Proceedings.

(a) Except as publicly disclosed in PRISA CNMV Reports filed prior to the date hereof, neither PRISA nor any of its Subsidiaries is a party to any, and there are no pending or, to PRISA’s Knowledge, threatened in writing, Actions against PRISA or any of its Subsidiaries which, if adversely determined, would have a Material Adverse Effect on PRISA.

(b) As of the date of this Agreement, there is no injunction, Order, judgment, decree, or regulatory restriction imposed upon PRISA, any of the PRISA Significant Subsidiaries or the Assets of PRISA or any of its Subsidiaries that has a Material Adverse Effect on PRISA.

7.9 Taxes and Tax Returns.  Except as would not have a Material Adverse Effect on PRISA, (i) PRISA and each of its Subsidiaries has prepared and timely filed (taking into account any extension of time within which to file), or have had timely filed on its behalf, all Tax Returns required to be filed by it and all such filed Tax Returns are true, complete and accurate in all respects, (ii) PRISA and each of its Subsidiaries has paid all Taxes that are required to be paid by it prior to the Closing Date or, with respect to Taxes not yet due and payable, has established in the financial statements of PRISA adequate reserves in accordance with EU-IFRS for the payment of such Taxes, (iii) all deficiencies asserted or assessed by a Taxing Authority against PRISA or any of its Subsidiaries have been paid in full or are adequately reserved in the financial statements of PRISA in accordance with EU-IFRS, (iv) as of the date of this Agreement, there are not pending or, to the Knowledge of PRISA, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes and there are no currently effective waivers (or requests for waivers) of the time to assess any Taxes or Tax deficiencies, (v) there are no Encumbrances for Taxes on any of the Assets of PRISA or any of its Subsidiaries other than Permitted Encumbrances and those set forth on Section 7.9 of the PRISA Disclosure Schedule, and (vi) no power of attorney granted by PRISA or any of its Subsidiaries with respect to Taxes is currently in force.

7.10 Employees.

(a) Except as for set forth on Section 7.10(a) of the PRISA Disclosure Schedule, PRISA does not sponsor, maintain and/or have any Liability under or with respect to any material Employee Benefit Plan. PRISA has made available to Liberty copies of: (i) the current documentation and rules for the Pension Plan of Union Radio (including any draft amendments) (the “Spanish Pension Plan”), (ii) the most recently prepared explanatory booklets and material written announcements relating to the Spanish Pension Plan and (iii) the actuarial report for the Spanish Pension Plan (if applicable) for each of the last two years. Except as would not have a Material Adverse Effect on PRISA, the Spanish Pension Plan (x) complies with the minimum funding requirement under the Spanish Law 8/1997 of June 8, the Spanish Royal Decree 1307/1998 of September 30, both regulations as amended, (y) there no unfunded benefit obligations which have not been accrued or otherwise properly disclosed in accordance with EU-IFRS, and (z) has been administered in accordance with its terms and applicable Law.

(b) Except as set forth on Section 7.10(b) of the PRISA Disclosure Schedule or as required by applicable Law, since December 31, 2009, neither PRISA nor any of its Subsidiaries has (i) except for normal increases for employees made in the ordinary course of business consistent with past practice, materially increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2009, granted any material severance or termination pay, entered into any contract to make or grant any such severance or termination pay, or paid any bonus other than the customary year-end bonuses for fiscal 2009 in amounts consistent with past practice or (ii) granted any stock appreciation rights or granted any rights to acquire any shares of its capital stock to any executive officer, director or employee other than grants made in the ordinary course of business consistent with past practice under the PRISA Stock Plans.

(c) Except as would not have a Material Adverse Effect on PRISA:

(i) PRISA and its Subsidiaries have paid all of the payments due to their employees, as well as their respective national insurance contributions in accordance with applicable Law;

(ii) No employee, manager, officer or director of PRISA or its Subsidiaries has the right to obtain compensation of any kind that exceeds the minimum amount generally established by applicable Law in case of termination of employment or unfair dismissal or to receive prior notice longer than the minimum established by applicable Law prior to termination of employment for any reason;

(iii) PRISA and its Subsidiaries are in full compliance with the applicable Laws and regulations concerning labor issues, social security and occupational hazards prevention, as well as with the applicable collective bargaining agreements in force;

(iv) Section 7.10(c) of the PRISA Disclosure Schedule sets forth each collective bargaining agreement to which PRISA or any PRISA Subsidiary is currently a party. No such collective bargaining agreement is presently being negotiated and none of PRISA nor any PRISA Subsidiary is in material breach of any collective bargaining agreement. Within the past three (3) years, there has been no labor strike, work stoppage, slowdown, lockout or other labor controversy in effect with respect to PRISA or any PRISA Subsidiary, or, to the Knowledge of PRISA, threatened against PRISA or any PRISA Subsidiary and each of PRISA and each PRISA Subsidiary is in material compliance with all notification and bargaining obligations arising under any collective bargaining agreement or statute; and

(v) None of the service agreements (“contratos de arrendamiento de obra” or “contratos de arrendamiento de servicio”) entered into at any time by PRISA or its Subsidiaries covers up or has covered up a labor relationship or may be construed as doing so.

7.11 Compliance with Applicable Law.  PRISA and each of its Subsidiaries have complied with, and are not in default under, any applicable Law relating to PRISA or any of its Subsidiaries, except for such noncompliance or default that would not have a Material Adverse Effect on PRISA.

7.12 Certain Contracts.

(a) As of the date of this Agreement, neither PRISA nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors or executive officers, other than in the ordinary course of business consistent with past practice, (ii) which, upon the consummation or stockholder approval of the transactions contemplated by this Agreement and the Ancillary Agreements will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due to any officer or employee of PRISA or any of its Subsidiaries, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed, in whole or part, after the date of this Agreement, (iv) which materially restricts the conduct of any line of business by PRISA or any of its Subsidiaries or upon consummation of the Share Exchange will materially restrict the business of PRISA or any of its Subsidiaries, or (v) (including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated or modified, by the occurrence of any stockholder approval or the consummation of any of the transactions contemplated by this Agreement and the Ancillary Agreements, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement and the Ancillary Agreements. Each contract, arrangement, commitment or understanding of the type described in this Section 7.12(a), whether or not set forth in the PRISA Disclosure Schedule, is referred to herein as a “PRISA Material Contract,” and neither PRISA nor any of its Subsidiaries has Knowledge of, or has received notice of, any violation of the above by any of the other parties thereto, which has had a Material Adverse Effect on PRISA. PRISA has previously made available to Liberty true and correct copies of all PRISA Material Contracts, including all schedules, exhibits, annexes and amendments thereto.

(b) (i) As of the date of this Agreement, each PRISA Material Contract is valid and binding on PRISA or any Subsidiary of PRISA, as applicable, and in full force and effect, (ii) PRISA and each Subsidiary of PRISA has performed all obligations required to be performed by it to date under each PRISA Material Contract, except where such noncompliance would not have a Material Adverse Effect on PRISA, and (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of PRISA or any Subsidiary of PRISA under any such PRISA Material Contract, except where such default would not have a Material Adverse Effect on PRISA.

7.13 Environmental Matters.  Except as would not have a Material Adverse Effect on PRISA, PRISA and its Subsidiaries are in material compliance with, and do not have any material Liability under, any applicable Environmental Laws or any material Liability with respect to or as a result of the presence, discharge, generation, treatment, storage, handling, removal, disposal, transportation or release of any Hazardous Material. There are no Actions seeking to impose, or that could reasonably result in the imposition, on PRISA or any of its Subsidiaries of any Liability arising under any Environmental Law pending and served, or to the Knowledge of PRISA threatened in writing, against PRISA or any of its Subsidiaries, which Liability would have a Material Adverse Effect on PRISA. To the Knowledge of PRISA, there is no reasonable basis for any such Action that would impose any such Liability that would have a Material Adverse Effect on PRISA. Neither PRISA nor any of its Subsidiaries is subject to any agreement, Order, letter or memorandum by or with any Governmental Entity or Third Party imposing any Liability with respect to the foregoing that would have a Material Adverse Effect on PRISA.

7.14 Intellectual Property; Proprietary Rights; Employee Restrictions.  Except as would not have a Material Adverse Effect on PRISA:

(a) the conduct of the business of the PRISA and its Subsidiaries as currently conducted does not infringe upon or misappropriate the Intellectual Property rights of any Third Party, and no claim has been asserted to PRISA or any Subsidiary of PRISA that the conduct of the business of the PRISA and its Subsidiaries as currently conducted infringes upon or may infringe upon or misappropriates the Intellectual Property rights of any Third Party;

(b) with respect to each material item of Intellectual Property owned by PRISA or a PRISA Subsidiary (“PRISA Owned Intellectual Property”), PRISA or a PRISA Subsidiary is the owner of the entire right, title and interest in and to such PRISA Owned Intellectual Property and is entitled to use such PRISA Owned Intellectual Property in the continued operation of its respective business;

(c) with respect to each material item of Intellectual Property licensed to PRISA or a PRISA Subsidiary (“PRISA Licensed Intellectual Property”), PRISA or a PRISA Subsidiary has the right to use such PRISA Licensed Intellectual Property in the continued operation of its respective business in accordance with the terms of the license agreement governing such PRISA Licensed Intellectual Property;

(d) the PRISA Owned Intellectual Property is valid and enforceable, and has not been adjudged invalid or unenforceable in whole or in part;

(e) no person is engaging in any activity that infringes upon the PRISA Owned Intellectual Property;

(f) each license of the PRISA Licensed Intellectual Property is valid and enforceable, is binding on all parties to such license, and is in full force and effect;

(g) no party to any license of the PRISA Licensed Intellectual Property is in breach thereof or default thereunder;

(h) neither the execution of this Agreement and the Ancillary Agreements nor the consummation of the transactions contemplated hereby or thereby will adversely affect any of the rights of PRISA or its Subsidiaries with respect to the PRISA Owned Intellectual Property or the PRISA Licensed Intellectual Property;

(i) PRISA and each of its Subsidiaries has taken all reasonable measures to protect and preserve the security and confidentiality of its trade secrets and other confidential information;

(j) all employees and consultants of PRISA or its Subsidiaries involved in the design, review, evaluation or development of products or Intellectual Property have executed nondisclosure and assignment of inventions agreements to protect the confidentiality of PRISA’s trade secrets and other confidential information and to vest in PRISA exclusive ownership of such Intellectual Property rights;

(k) all trade secrets and other confidential information of PRISA are not part of the public domain or knowledge, nor have they been misappropriated by any Person having an obligation to maintain such trade secrets or other confidential information in confidence for PRISA; and

(l) no employee or consultant of PRISA or any of its Subsidiaries has used any trade secrets or other confidential information of any other Person in the course of his work for PRISA or any such Subsidiary.

7.15 Insurance.

(a) PRISA and its Subsidiaries have in effect insurance coverage with reputable insurers or are self-insured, which in respect of amounts, premiums, types and risks insured, constitutes reasonably adequate coverage against all risks customarily insured against by companies comparable in size, nature of business and operations to PRISA and its Subsidiaries which are engaged in PRISA’s and its Subsidiaries’ industry.

(b) Except as would not have a Material Adverse Effect on PRISA, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither PRISA nor any of its Subsidiaries is in breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy; and (iii) to the Knowledge of PRISA, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

7.16 Permits and Licenses.  PRISA and each of its Subsidiaries has all permits and licenses (collectively, the “PRISA Permits”) that are necessary for it to operate its business and to own and use its Assets in compliance with all Laws applicable to such operation, ownership and use, except where such noncompliance would not have a Material Adverse Effect on PRISA. All of the PRISA Permits are validly held by PRISA and its Subsidiaries and are in full force and effect, except where such validity would not have a Material Adverse Effect on PRISA. Except as set forth on Section 7.17 of the PRISA Disclosure Schedule or would not have a Material Adverse Effect on PRISA, no PRISA Permit will be subject to suspension, modification, revocation, cancellation, termination or nonrenewal as a result of the execution, delivery or performance of this Agreement or the Ancillary Agreements to which PRISA is party and the consummation of the transactions contemplated hereby and thereby. Except as would not have a Material Adverse Effect on PRISA, PRISA and each of its Subsidiaries has complied in all material respects with all of the terms and requirements of the PRISA Permits.

7.17 Transactions with Affiliates.  From January 1, 2008 through the date of this Agreement there have been no transactions, agreements, arrangements or understandings between PRISA or any of its Subsidiaries, on the one hand, and any Affiliates (other than Subsidiaries of PRISA) of PRISA or other Persons, on the other hand, that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act or the PRISA CNMV Reports and that have not been so disclosed in the PRISA CNMV Reports or Section 7.17 of the PRISA Disclosure Schedule.

7.18 Anti-Corruption.  To the Knowledge of PRISA, no agent, Affiliate, employee or other Person associated with or acting on behalf of PRISA, directly or indirectly, has in the past offered to pay or provide or have or will pay or provide anything of value in the form of any unlawful contribution, gift, entertainment or other unlawful expense to any foreign official or foreign political party in any polity for the purpose of gaining or retaining business or obtaining any unfair advantage, nor violated any provision of the U.S. Foreign Corrupt Practices Act, as amended (“FCPA”); the United Nations Convention Against Corruption (GA Res. 58/4, UN Doc. A/58/422 (2003)), nor the Organization for Economic Co-operation and Development (“OECD”) Convention on Combating Bribery of Foreign Public Officials in International Business

Transactions, Dec. 17, 1997, DAFFE/IME/BR(97)20, nor made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

7.19 Export Controls and Economic Sanctions.  PRISA is in compliance in all material respects with all applicable export control statutes, regulations, decrees, guidelines and policies of the United States Government and the government of any country in which PRISA or any PRISA Subsidiary conducts a material amount of business, including the International Traffic In Arms Regulations (“ITAR”) (22 C.F.R. Parts 120-130 (2009)) of the U.S. Department of State; the Export Administration Regulations (“EAR”) (15 C.F.R. Parts 730-774 (2009)) of the U.S. Department of Commerce; the U.S. antiboycott regulations and guidelines, including those under the EAR and U.S. Department of the Treasury regulations; the various economic sanctions regulations and guidelines of the U.S. Department of the Treasury, Office of Foreign Assets Control, and the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended or any other similar provision of applicable Law.

7.20 Agreements with Governmental Entities.  Neither PRISA nor any PRISA Subsidiary is subject to any order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of association with, or is party to any commitment letter or other similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, any Governmental Entity that restricts in any material respect the conduct of its business or that relates to its management (each, a “Regulatory Agreement”), nor, has PRISA or any PRISA Subsidiary been advised by any Governmental Entity that it is considering issuing or requiring any such Regulatory Agreement.

7.21 Properties.  Except as would not have a Material Adverse Effect on PRISA and except to the extent PRISA has, in the ordinary course of business, subsequently disposed of such property or assets or caused the termination or allowed to expire such leasehold interests, PRISA and each PRISA Subsidiary has good title to, or valid leasehold interest in: (a) all its property and assets reflected in the PRISA Financial Statements or acquired after December 31, 2009, (b) none of such property or assets is subject to any Encumbrance except Permitted Encumbrances and those set forth on Section 7.21 of the PRISA Disclosure Schedule, and (c) (i) each lease, sublease or license under which PRISA or any PRISA Subsidiary leases, subleases or licenses any real property (each, a “Lease”) is valid and in full force and effect and (ii) neither PRISA nor any PRISA Subsidiary, nor to the Knowledge of PRISA any other party to a Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease and neither PRISA nor any PRISA Subsidiary has received any written notice that it has breached, violated or defaulted under any Lease.

7.22 No Additional Representations.  Liberty acknowledges that neither PRISA, its officers, directors, employees or stockholders, nor any Person has made any representation or warranty, express or implied, or any kind, including any representation or warranty as to the accuracy or completeness of any information regarding PRISA and its Subsidiaries furnished or made available to Liberty and any of its Representatives, in each case except as expressly set forth in this Article VII (as modified by the PRISA Disclosure Schedule) or as otherwise provided herein.

ARTICLE VIII

COVENANTS RELATING TO CONDUCT OF BUSINESS

8.1 Conduct of Businesses Prior to the Effective Time.  During the period from the date of the Original BCA and continuing until the earlier of the termination of this Agreement or the Exchange Effective Time, except as expressly contemplated by this Agreement (including the PRISA Disclosure Schedule and the Liberty Disclosure Schedule) or the Ancillary Agreements, each of Liberty and PRISA shall and shall cause each of their respective Subsidiaries to, (a) conduct its business in all materials respects in the ordinary course and (b) use reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships and keep available the services of its current officers and employees.

8.2 Liberty Forbearances.  Without limiting the generality of Section 8.1, during the period from the date of the Original BCA and continuing to the earlier of the termination of this Agreement or the Exchange

Effective Time, except (i) as set forth in the Liberty Disclosure Schedule, (ii) pursuant to the Sponsor Surrender Agreement (with respect to the restrictions in Sections 8.2(e) and 8.2(n)), (iii) pursuant to that certain amended and restated deferred discount reduction letter, dated August 4, 2010, among Liberty, Citigroup Global Markets Inc. and Barclays Capital Inc. (with respect to the restrictions in Section 8.2(1)), (iv) as is required to create the Liberty Series A Preferred Stock, the Liberty Series B Preferred Stock, the Liberty Series C Preferred Stock, the Liberty Series D Preferred Stock and the Liberty Series E Preferred Stock and as expressly contemplated by the Liberty Preferred Stock Purchase Agreements (with respect to the restrictions in Sections 8.2(a), (c), (e) and (n)), and (v) as expressly contemplated by this Agreement or the Ancillary Agreements, Liberty shall not, and Liberty shall cause Liberty Virginia not to, without the prior written consent of PRISA (which consent shall not be unreasonably withheld):

(a) amend, adopt or propose any amendment to, its Organizational Documents;

(b) other than Liberty Virginia, create any Subsidiary or acquire any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person;

(c) (i) issue, pledge or sell, or propose or authorize or commit to the issuance, pledge or sale of, or grant any options or other awards with respect to, shares of Liberty Common Stock or Liberty Virginia Common Stock or any other of Liberty’s or Liberty Virginia’s securities or make any other agreements with respect to, any of Liberty’s or Liberty Virginia’s shares of capital stock or any other of Liberty’s or Liberty Virginia’s securities including any such agreement to repurchase, redeem or otherwise acquire any such shares, (ii) amend, waive or otherwise modify any of the terms of any warrant or authorize cash payments in exchange for any warrant, or (iii) adopt or implement any stockholder rights plan;

(d) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of Liberty’s or Liberty Virginia’s stock or beneficial interests;

(e) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose or agree to redeem or purchase or otherwise acquire, any shares of Liberty’s or Liberty Virginia’s stock or beneficial interests, or any of Liberty’s or Liberty Virginia’s other securities;

(f) (i) increase in any manner the compensation or benefits payable or to become payable to any of its current or former directors, officers, consultants or other service providers, or pay any amounts or benefits (including severance) to, or increase any amounts payable to, any such individual; (ii) hire, retain or appoint any employees, officers, directors, or consultants or other service providers; or (iii) amend, adopt, establish or terminate any Employee Benefit Plan;

(g) (i) except as set forth in Section 8.2(g) of the Liberty Disclosure Schedule, lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose of (whether by way of merger, consolidation, sale of stock or Assets, or otherwise) any material portion of its Assets or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(h) (i) incur, assume or pre-pay any Indebtedness, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (iii) make any acquisition of any other Person or business or make or acquire any loans, advances or capital contributions to, or investments in, any other Person (including advances to employees), or (iv) enter into any “keep well” or other agreement to maintain the financial condition of another entity;

(i) make, alter, revoke or rescind any material express or deemed election relating to Taxes, settle or compromise any material Action with respect to Taxes, amend in any material respect any material Tax Return except in each case as required by Law, file any income Tax Return that claims a deduction for or otherwise uses a net operating loss, or except as may be required by, or in order to conform to, applicable Law, make any change to any of its material methods of reporting income or deductions (including any change to its methods or basis of write-offs of accounts receivable) for federal income Tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2008;

(j) fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as covered as of the date of the Original BCA by such policies or, as reasonably determined by Liberty, property policies with increased coverage limits to insure all of its owned and leased real property;

(k) make any material change to its methods of accounting as in effect on September 30, 2009 except as required by U.S. GAAP or the SEC or applicable Law, or take any action, other than usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies, unless required by U.S. GAAP or the SEC or applicable Law;

(l) except as set forth in Section 8.2(l) of the Liberty Disclosure Schedule, enter into or amend, terminate or extend any Liberty Material Contract (including, for the avoidance of doubt, any of the Liberty Preferred Stock Purchase Agreements), or waive, release, assign, provide any consent under or fail to enforce any material rights or claims under any Liberty Material Contract (including any of the Liberty Preferred Stock Purchase Agreements);

(m) take, or agree to commit to take, any action that is intended to result in any of the conditions set forth in Section 10.1 or Section 10.3 not being satisfied;

(n) engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Affiliate of Liberty, other than transactions engaged in pursuant to such agreements, arrangements, or understandings as in effect on the date of the Original BCA and listed on Section 6.11(a) of the Liberty Disclosure Schedule;

(o) other than such expenses incurred in connection with or in furtherance of the transactions contemplated by this Agreement or by the Ancillary Agreements, pay or commit to pay any expenses in excess of $100,000 individually or $500,000 in the aggregate or make or commit to make any capital expenditures;

(p) initiate, compromise, or settle any litigation or arbitration proceedings (i) involving payments by Liberty or any Subsidiary of Liberty in excess of $250,000 per litigation or arbitration, or $500,000 in the aggregate, provided that, Liberty shall not compromise or settle any litigation or arbitration proceedings which compromise or settlement involves a material conduct remedy or injunctive or similar relief or has a material restrictive impact on Liberty’s business or (ii) relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby;

(q) with respect to Liberty Virginia, engage in any activity or business other than as contemplated by this Agreement or incident to its formation;

(r) take any action after the delivery of the Transaction Cash Certificate that would cause the amount of Transaction Cash as of the Closing to differ in any material respect from the amount of Transaction Cash specified in the Transaction Cash Certificate; or

(s) enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

8.3 PRISA Forbearances.  Without limiting the generality of Section 8.1, during the period from the date of the Original BCA and continuing until the earlier of the termination of this Agreement or the Exchange Effective Time, except as set forth in the PRISA Disclosure Schedule and except as expressly contemplated by this Agreement or the Ancillary Agreements, PRISA shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Liberty (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) subject to Section 9.3(d), adopt or propose any amendment to its Organizational Documents;

(b) create any Subsidiary or acquire any capital stock, membership interest, partnership interest, joint venture interest or other interest in any Person, in any such case that could reasonably be expected to materially adversely affect the ability of PRISA to consummate the transactions contemplated hereby;

(c) other than grants pursuant to the PRISA Stock Plans and the PRISA Warrant Issuance and/or, if required by the CNMV, the PRISA Rights Offer, (i) issue, pledge or sell (other than upon exercise of PRISA Rights outstanding on the date of this Agreement upon payment of the exercise price thereof and withholding of any Taxes required to be withheld), or propose or authorize the issuance, pledge or sale of, or grant any PRISA Rights or other awards with respect to shares of PRISA Capital Stock or make any other agreements with respect to, any shares of capital stock or other securities of PRISA that is material to the transactions contemplated hereby, (ii) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of PRISA or any of its Subsidiaries, including the PRISA Rights and the PRISA Stock Plans other than in the ordinary course of business, or (iii) adopt or implement any stockholder rights plan;

(d) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of PRISA Capital Stock (including any dividend distribution payable in, or otherwise make a distribution of, shares of capital stock of any existing or subsequently formed Subsidiary of PRISA), except dividends, contributions or distributions made by or to PRISA by or from any Subsidiary of PRISA or pursuant to the PRISA Warrant Issuance and/or the PRISA Rights Offer;

(e) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, other than in connection with the cashless exercise of PRISA Rights, any shares of PRISA Capital Stock, or any of its other securities;

(f) except (w) pursuant to applicable Law, (x) pursuant to the terms of a PRISA Employee Benefit Plan as in effect on the date of the Original BCA, (y) in the ordinary course of business consistent with past practice or (z) otherwise in an amount not material to PRISA, (i) increase in any manner the compensation or benefits payable or to become payable to any of its or its Subsidiaries’ current or former directors, officers or employees (whether from PRISA or any of its Subsidiaries), or pay any amounts or benefits to, or increase any amounts payable to, any such individual not required by any PRISA Employee Benefit Plan, (ii) become a party to, establish, adopt, enter into, materially amend, commence participation in, terminate or commit itself to the adoption of any collective bargaining agreement or PRISA Employee Benefit Plan (or any arrangement which would have been a PRISA Employee Benefit Plan had it been in effect as of the date of this Agreement), (iii) provide any funding for any rabbi trust or similar arrangement or in any other way secure the payment of compensation or benefits under any PRISA Employee Benefit Plan, (iv) accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any PRISA Employee Benefit Plan or (v) materially change any actuarial or other assumptions used to calculate funding obligations with respect to any PRISA Employee Benefit Plan or change the manner in which contributions to such plans are made or the basis on which such contributions are determined, except as may be required by EU-IFRS or applicable Law;

(g) except as contemplated by the Asset Dispositions, lease, license, transfer, exchange or swap, mortgage (including securitizations), or otherwise dispose (whether by way of merger, consolidation, sale of stock or Assets, or otherwise) of any material portion of its Assets, including the capital stock of Subsidiaries (it being understood that the foregoing shall not prohibit the sale of inventory in the ordinary course of business), except for (A) dispositions of Assets with a fair market value of less than EUR 250,000,000, (B) transactions between any Subsidiary of PRISA and PRISA or another Subsidiary of PRISA or (C) dispositions of excess inventory, property, leases, licenses, or other Assets or Fixtures and Equipment that PRISA considers obsolete or unnecessary;

(h) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(i) except as required under any contract, agreement or understanding as in effect as of the date of the Original BCA or, to the extent in the ordinary course of business consistent with past practice, or consistent with the Asset Dispositions, related to any vendor financing arrangement or existing proprietary charge card arrangements in amounts that do not exceed EUR 100,000,000 in the aggregate, (i) incur or assume any Indebtedness in excess of EUR 250,000,000, (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Subsidiary), or (iii) enter into any “keep well” or other agreement to maintain the financial condition of another entity (other than PRISA or any of its Subsidiaries) other than in the ordinary course of business consistent with past practices;

(j) make, alter, revoke or rescind any material express or deemed election relating to Taxes, settle or compromise any material Action, or amend in any material respect any material Tax Return except in each case as required by Law;

(k) fail to maintain its existing material insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies;

(l) make any material change to its methods of financial accounting as in effect on December 31, 2009 except as required by EU-IFRS or the CNMV or applicable Law, or take any action, other than usual actions in the ordinary course of business and consistent with past practice, with respect to accounting policies, unless required by EU-IFRS, the CNMV, the SEC or applicable Law;

(m) enter into or materially amend, terminate or extend any PRISA Material Contract, or waive, release, assign or fail to enforce any material rights or claims under any PRISA Material Contract, if such new PRISA Material Contract or any such action or failure to act with respect to a PRISA Material Contract would reasonably be expected to impair in any material respect the ability of PRISA to perform its obligations under this Agreement or any of the Ancillary Agreements or prevent or materially delay the consummation of the Share Exchange or any of the other transactions contemplated by this Agreement or any of the Ancillary Agreements;

(n) take, or agree to commit to take, any action that is intended to result in any of the conditions set forth in Section 10.1 or Section 10.2 not being satisfied;

(o) other than in the ordinary course of business, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any Subsidiary of PRISA;

(p) initiate, compromise, or settle any litigation or arbitration proceedings (i) involving payments by PRISA or its Subsidiaries in excess of EUR 25,000,000 per litigation or arbitration, or EUR 100,000,000 in the aggregate, other than settlements related to the early termination of leases in connection with store closings, state tax matters and insurance litigation; provided that, neither PRISA nor any of its Subsidiaries shall compromise or settle any litigation or arbitration proceedings which compromise or settlement involves a material conduct remedy or injunctive or similar relief having a material restrictive impact on PRISA’s business, or (ii) relating to this Agreement or any of the Ancillary Agreements or the transactions contemplated hereby or thereby; or

(q) enter into an agreement, contract, commitment or arrangement to do any of the foregoing.

8.4 Taxes.  Neither Liberty nor PRISA shall take any action or fail to take any action, which action or failure to take action might reasonably be expected to prevent the Reincorporation Merger from qualifying as a reorganization within the meaning of Section 368(a)(1)(F) of the Code.

ARTICLE IX

ADDITIONAL AGREEMENTS

9.1 Regulatory Matters.

(a) Liberty and PRISA shall promptly prepare, and PRISA shall as promptly as practicable file with the SEC an amendment to the F-4 (in which the Proxy Statement will be included) and the 8-A12(b)s which shall comply as to form, in all material respects, with the applicable provisions of the Securities Act and the Exchange Act and which amendment to the F-4, 8-A12(b)s and Proxy Statement shall be in form and substance reasonably satisfactory to Liberty and PRISA prior to filing. Each of Liberty and PRISA shall use their reasonable best efforts to have the F-4 and 8-A12(b)s declared effective under the Securities Act and the Exchange Act, respectively, as promptly as practicable after such filing, and Liberty shall thereafter file and mail or deliver the Proxy Statement to its stockholders. PRISA shall also use its reasonable best efforts to ensure that the Depositary prepares and files with the SEC the F-6s in such form as complies, in all material respects, with the applicable provision of the Securities Act and which shall be in form and substance reasonably satisfactory to Liberty and PRISA prior to filing. PRISA shall use its reasonable best efforts to ensure the F-6s are declared effective under the Securities Act prior to the Exchange Effective Time. No amendment or supplement to the Proxy Statement or the Registration Statements will be made by Liberty or PRISA without the approval of the other party (such approval not to be unreasonably withheld or delayed). Liberty and PRISA each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statements have become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of PRISA ADSs issuable in connection with the Share Exchange for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statements or comments thereon and responses thereto or requests by the SEC for additional information.

(b) The information relating to PRISA and its Subsidiaries to be contained in the Proxy Statement, the F-4, either PRISA Prospectus and any supplements thereto and any circulars or documents issued to shareholders, employees or debenture holders of PRISA and the information relating to PRISA and its Subsidiaries that is provided by PRISA and its Representatives for inclusion in any other document filed with any other regulatory agency in connection herewith, shall not at (i) the time each of the F-4 and 8-A12(b) is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Liberty, (iii) the time of the Liberty Stockholder Meeting, or (iv) the Exchange Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by Liberty or its Representatives for inclusion in such documents). If, at any time prior to the Exchange Effective Time, any event or circumstance relating to PRISA or any of its Subsidiaries, or their respective officers or directors, should be discovered by PRISA which should be set forth in an amendment or a supplement to the F-4 or Proxy Statement, PRISA shall promptly inform Liberty, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

(c) The information relating to Liberty and its Affiliates that is provided by Liberty or its Representatives for inclusion in the Proxy Statement, the F-4, either PRISA Prospectus and any supplements thereto and any circulars or documents issued to shareholders, employees or debenture holders of PRISA or in any other document filed with any other regulatory agency in connection herewith, will not at (i) the time the F-4 is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Liberty, (iii) the time of the Liberty Stockholder Meeting, or (iv) the Exchange Effective Time contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading (provided that the foregoing covenant is not made with respect to information provided by PRISA or its Representatives for inclusion in such documents). If, at any time prior to the Exchange Effective Time, any event or circumstance relating to Liberty, its officers, directors or affiliates, should be discovered by Liberty which should be set forth in an amendment or a supplement to the F-4 or Proxy Statement, Liberty shall promptly inform PRISA, and the parties shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement.

(d) As soon as practicable, (i) the PRISA Board shall, with the reasonable assistance of Liberty, prepare reports (Informe del consejo de administracion) to be made available to the holders of PRISA Shares in accordance with applicable Law (the “Board Reports”) in connection with the PRISA Shareholder Meeting containing information required by the SCL and (ii) PRISA shall prepare and arrange to have registered with and verified by the CNMV (x) the PRISA In-Kind Prospectus which PRISA In-Kind Prospectus shall be in form and substance reasonably satisfactory to Liberty and (y) a prospectus (Folleto) to effectuate the PRISA

Warrant Issuance (the “PRISA Warrant Prospectus”) and/or, if required by the CNMV and subject to its approval, an increase in capital in cash in respect of the PRISA Rights Offer (the “PRISA Subscription Prospectus” and, either the PRISA Warrant Prospectus or the PRISA Subscription Prospectus or both of them together, as applicable, together with the PRISA In-Kind Prospectus the “PRISA Prospectuses”). PRISA will use its reasonable best efforts to cause the PRISA Prospectuses to receive the required registrations with and verifications of the CNMV as soon as practicable after the date of this Agreement and to cause the definitive PRISA Prospectuses to be made available to the holders of PRISA Shares in accordance with applicable Law as soon as reasonably practicable. PRISA will advise Liberty, promptly after it receives notice thereof, of the time when the PRISA Prospectuses have received the required registration with and verification of the CNMV or if any supplement or amendment has been registered with the CNMV (any such supplement or amendment to be in form and substance reasonably satisfactory to Liberty). Liberty shall cooperate with PRISA in the preparation of the PRISA Prospectuses and shall provide all information concerning Liberty and the holders of Liberty Common Stock as may be reasonably requested in connection with the preparation and filing of the PRISA Prospectuses.

(e) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Liberty and PRISA shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to PRISA or Liberty, as the case may be, and any of their respective Subsidiaries, that appears in any material filing made with, or material written materials submitted to, any PRISA Lender with respect to the Debt Restructuring, the CNMV or the SEC in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. In exercising the foregoing rights of review and consultation, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

(f) Liberty and PRISA shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Registration Statements, the Board Reports and the PRISA Prospectuses or any other statement, filing, notice or application made by or on behalf of Liberty, PRISA or any of their respective Subsidiaries or Affiliates to any Governmental Entity in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(g) Liberty and PRISA shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement and the Ancillary Agreements that causes such party to believe that there is a reasonable likelihood that any approval of such Governmental Entity will not be obtained or that the receipt of any such approval will be materially delayed.

(h) PRISA and Liberty shall (i) promptly inform the other of any communication to or from any Governmental Entity regarding the transactions contemplated hereby except to the extent prohibited by applicable Law or such Governmental Entity, (ii) give the other prompt notice of the commencement of any Action by or before any Governmental Entity with respect to the transactions contemplated hereby, and (iii) keep the other reasonably informed as to the status of any such Action.

9.2 Access to Information; Investor Presentations.

(a) Prior to the Closing, upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Liberty and PRISA shall, and shall cause each of their respective Subsidiaries and

Affiliates to, afford to the Representatives of the other party reasonable access, during normal business hours during the period prior to the Exchange Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Liberty and PRISA shall, and shall cause their respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of U.S. federal or Spanish securities Laws and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither Liberty nor PRISA or any of their respective Subsidiaries shall be required to provide such access or to disclose such information where such access or disclosure would violate or prejudice the rights of Liberty’s or PRISA’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any Law, rule, regulation, Order, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b) Each of PRISA and Liberty shall use its reasonable best efforts to cause its and its Subsidiaries’, respective officers, employees, and advisors, including legal and accounting advisors, to provide to the other all cooperation, on a timely basis, reasonably requested that is reasonably necessary and customary in connection with preparation of investor presentations related to the transactions contemplated by this Agreement and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.

(c) As promptly as reasonably practical after delivery or receipt by Liberty thereof, Liberty shall provide PRISA a copy of all notices, reports or directions given by it to the Trustee or given by the Trustee to Liberty. Liberty shall keep PRISA apprised with regard to the status of any elections made by stockholders of Liberty contemplated by Section 2.5 of this Agreement.

(d) Each of Liberty and PRISA shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or Representatives pursuant to Section 9.2(a) or (c) in confidence to the extent required by, and in accordance with, the provisions of that certain letter agreement, dated January 26, 2010, by and between PRISA and Liberty (the “Confidentiality Agreement”).

9.3 Shareholder and Board Approvals.

(a) Liberty shall call a meeting of its stockholders (the “Liberty Stockholder Meeting”) and shall use its reasonable best efforts to cause the Liberty Stockholder Meeting to be held as soon as reasonably practicable following the date of this Agreement for the purpose of voting upon this Agreement and the transactions contemplated hereby, including the Reincorporation Merger and the Share Exchange. The Liberty Board shall use its reasonable best efforts to obtain the Liberty Stockholder Approval. Without the prior written consent of PRISA, Liberty shall not adjourn the Liberty Stockholder Meeting to solicit votes or for any other reason. The Liberty Board shall include in the Proxy Statement its recommendation (x) to the stockholders of Liberty that they give the Liberty Stockholder Approval and (y) to the holders of Liberty Warrants that they give the Warrantholder Approval (the “Liberty Board Recommendation”).

(b) The Liberty Virginia Board has approved and adopted this Agreement and the Share Exchange. Liberty, as the sole shareholder of Liberty Virginia, has approved and adopted this Agreement, the Reincorporation Merger and the Share Exchange and has waived any right to dissent (and any notice of such right) from the Share Exchange for all purposes of Section 13.1-729 et seq. of the VSCA.

(c) Liberty shall call a meeting of the holders of the Liberty Warrants (the “Liberty Warrantholder Meeting”) to be held immediately prior to the Liberty Stockholder Meeting for the purpose of seeking the written consent of the registered holders of a majority of the outstanding Liberty Warrants to the Warrant Amendment Agreement. The Liberty Board shall use its reasonable best efforts to obtain the Liberty Warrantholder Approval. Without the prior written consent of PRISA, Liberty shall not adjourn the Liberty Warrantholder Meeting to solicit consents or for any other reason.

(d) PRISA shall call a general meeting of its shareholders (the “PRISA Shareholder Meeting”) to be held no later than one Business Day following the Liberty Stockholder Meeting (it being understood that

PRISA shall not be required in any event to hold the PRISA Shareholder Meeting prior to the Liberty Stockholder Meeting) for the purpose of (i) approving an increase in the share capital of PRISA in accordance with Articles 153.1(a) and 155 of the SCL, against a contribution in kind (Aumento con aportaciones no dinerarias), consisting of Liberty Virginia Common Stock, Liberty Virginia Preferred Stock and Liberty Warrants in exchange for (x) up to that number of PRISA Class A Ordinary Shares as shall be equal to (1) the product of (A) (134,329,000 less the total number of Liberty Virginia Redemption Shares) multiplied by (B) 1.5 plus (2) 23,362,020 (representing the product of 51,915,600 Liberty Warrants and 0.45) (the “Maximum PRISA Class A Ordinary Shares”) and (y) up to that number of PRISA Class B Convertible Non-Voting Shares as shall be equal to the product of (A) (134,329,000 less the total number of Liberty Virginia Redemption Shares) multiplied by (B) 3.0 (the “Maximum PRISA Class B Convertible Non-Voting Shares”), (ii) amending its Organizational Documents in the form attached hereto as Exhibit G (the “PRISA Bylaw Amendments”) to increase the capital of PRISA required in connection with the Share Exchange and provide for the creation of up to the Maximum PRISA Class A Ordinary Shares and up to the Maximum PRISA Class B Convertible Non-Voting Shares, (iii) delegating to the PRISA Board the requisite authority to effectuate the capital increase in kind and Share Exchange following the contribution to PRISA of the shares of Liberty Virginia Common Stock and shares of Liberty Virginia Preferred Stock in each case by the affirmative vote of holders of the majority of the share capital present or represented at the PRISA Shareholder Meeting, subject to the requirement that at least 50% of the share capital of PRISA must be present or represented in order to hold the meeting (the approvals contemplated by clauses (i), (ii) and (iii), the “PRISA Shareholder Approval”), (iv) approving the conversion of PRISA Class B Convertible Non-Voting Shares into PRISA Class A ordinary Shares to take place from time to time and the capital increase necessary to issue those PRISA Class A Ordinary Shares necessary in the event of the conversion ratio being higher than 1:1, according to Schedule I and Exhibit G of this Agreement, (v) approving (X) an increase in the share capital of PRISA through the PRISA Warrants, if applicable, and/or (Y) if required by the CNMV and subject to its approval, an increase in the share capital of PRISA in cash in accordance with Articles 153.1(a) and 154 of the SCL, against a contribution in cash (Aumento Dinerario), in respect of the PRISA Rights Offer, (vi) if necessary, amending its Organizational Documents to provide for the increase in the capital of PRISA in connection with the PRISA Rights Offer if required by the CNMV and provide for the creation of such shares as necessary to effect any such PRISA Rights Offer, (vii) delegating to the PRISA Board the requisite authority to effectuate the capital increase referred to Clause (iv) of this Section and the capital increase through (X) the PRISA Warrants, if applicable, and/or (Y) if required by the CNMV and subject to its approval, a capital increase in cash in respect of the PRISA Rights Offer (the approvals contemplated by clauses (v)(X), and (vii)(X), the “PRISA Warrant Approvals” and the approval contemplated by clauses (v)(Y), (vi) and (vii)(Y), the “PRISA Rights Offer Approvals”). The PRISA Board shall use its reasonable best efforts to obtain from such shareholders the vote in favor of such capital increase as required by the SCL. At the PRISA Shareholder Meeting, PRISA shall include the following agreement in the resolutions of PRISA’s issuance of the PRISA Class B Convertible Non-Voting Shares:

“For the purposes of enabling the distribution of the minimum annual dividend in favor of the holders of the PRISA Class B Convertible Non-Voting Shares, PRISA will exercise its voting rights in respect of all of its subsidiaries, to the extent legally and contractually possible, to cause the delivery of available distributable profits of such subsidiaries to their respective shareholders and, as the case may be, then to PRISA.”

9.4 Stock Exchange Listing.  PRISA shall, prior to the Exchange Effective Time, use its reasonable best efforts to cause (a) the authorization of the listing on the SIBE of the PRISA Shares to be issued in connection with the Share Exchange and the Warrant Exchange and those issuable upon conversion at the election of the holder of the PRISA Class B Convertible Non-Voting Shares by the CNMV and the Managing Companies of the Spanish Stock Exchanges and (b) the PRISA ADSs to be issued in connection with the Share Exchange and the Warrant Exchange and those issuable upon conversion at the election of the holder of the PRISA ADS-NVs to be approved for listing on the Selected Stock Exchange, subject to official notice of issuance and, in each case, shall take such actions as are reasonably necessary to maintain such listings for three (3) years from the Closing Date.

9.5 Directors’ and Officers’ Insurance.  Prior to the Exchange Effective Time, Liberty shall purchase a “tail” directors’ and officers’ insurance policy in favor of the officers and directors of Liberty and Liberty Virginia then holding such positions with coverage in amount and scope (a) at least as favorable as Liberty’s existing policies with respect to claims arising from facts or events that occurred at or prior to the Exchange Effective Time and (b) reasonably satisfactory to PRISA; it being understood and agreed that (x) PRISA shall not have the right to object to such tail insurance policy on the basis of the cost thereof and (y) the purchase of such tail policy shall not imply that PRISA has assumed or incurred or is assuming or incurring any Liability with respect to Liberty’s or Liberty Virginia’s current or former officers and directors.

9.6 [Intentionally Omitted.]

9.7 Advice of Changes.  Liberty and PRISA shall each promptly advise the other party of any change or event having a Material Adverse Effect on it.

9.8 Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, each of PRISA and Liberty agrees that it shall use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the Reorganization as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby including using its reasonable best efforts to obtain (and cooperating with the other party hereto to obtain) any consent, authorization, Order or approval of, or any exemption by, any Governmental Authority and any other Third Party that is required to be obtained by Liberty or PRISA or any of their respective Subsidiaries or Affiliates in connection with the Reorganization and the other transactions contemplated by this Agreement.

9.9 PRISA Board of Directors.  PRISA shall take all necessary action to submit to the shareholders of PRISA, Nicolas Bergruen and Martin Franklin for election to the PRISA Board effective as of the Exchange Effective Time.

9.10 Liberty Virginia Board of Directors and Officers.  Prior to the Closing, Liberty shall, and shall cause Liberty Virginia to, obtain the resignation of each of the officers and members of the Board of Directors of Liberty Virginia effective upon the Exchange Effective Time.

9.11 Capital Increases.

(a) The PRISA Board shall execute the approval of the shareholders of PRISA to increase the share capital of PRISA against a contribution in kind (Aumento con aportaciones no dinerarias) and shall register such action pursuant to the Deed of In-Kind Capital Increase with the Commercial Registry immediately following receipt of the Liberty Virginia Exchange Certificate.

(b) If the PRISA Rights Offer shall be required by the CNMV, the PRISA Board shall execute the approval of the shareholders of PRISA to increase the share capital of PRISA against a contribution in cash (Aumento Dinerario) and shall register such action pursuant to the Deed of Subscription Capital Increase with the Commercial Registry immediately following the completion of the PRISA Rights Offer.

9.12 Transfer Taxes.  All Transfer Taxes incurred in connection with the Reorganization shall be paid by the party incurring such tax and the parties hereto shall cooperate in preparing, executing and filing any tax returns with respect to such Transfer Taxes. Notwithstanding the foregoing, any Transfer Taxes incurred by the shareholders of either Liberty or Liberty Virginia in connection with the Reorganization (“Shareholder Transfer Taxes”) shall be paid by Liberty Virginia out of its own funds. No funds will be supplied, directly or indirectly, by PRISA for the purpose of paying Shareholder Transfer Taxes, nor will PRISA, directly or indirectly, reimburse Liberty Virginia for any such payment of Shareholder Transfer Taxes.

9.13 Liberty Virginia.  Liberty shall cause Liberty Virginia to comply with all of Liberty Virginia’s obligations hereunder contemplated to be complied with by Liberty Virginia at or prior to the Merger Effective Time.

9.14 State Takeover Laws.  Liberty will cause the Liberty Virginia Board to approve the transactions contemplated by this Agreement for purposes of Sections 13.1-725 et seq. and 13.1-728.1 et seq. of the VSCA

such that the provisions of such Sections will not apply to this Agreement or any of the transactions contemplated hereby.

9.15 Limitation on Required Efforts.  In any case where the provisions of this Agreement require a party to use its reasonable best efforts, including Sections 9.1 and 9.7, the result of which would cause a breach of such party’s representations and warranties or the failure to be satisfied or satisfiable of any condition to the other party’s obligations to close or give rise to a right of termination on the part of such other party, then such first party shall be excused from such obligation except to the extent the other party shall have waived such breach, condition or termination right.

9.16 Asset Dispositions.  PRISA shall use its reasonable best efforts to consummate the asset dispositions identified in items 2 and 4 of Section 9.16 of the PRISA Disclosure Schedule (the “Asset Dispositions”) as promptly as reasonably practicable after the date hereof on substantially the terms and conditions in the agreements providing for such dispositions.

9.17 Ancillary Agreements.  At or prior to the Closing, (a) following the Liberty Warrantholder Approval, PRISA, Liberty and Liberty Virginia shall enter into the Warrant Amendment Agreement and (b) PRISA shall enter into each of the Deposit Agreements.

9.18 PRISA Rights Offer.  If the PRISA Warrant Issuance is to be conducted and submitted to PRISA shareholders as contemplated by Section 9.3(d), following the approval of the PRISA shareholders of the increase in capital through the PRISA Warrants, PRISA shall file and verify the PRISA Warrant Prospectus at the CNMV. If the CNMV shall require PRISA to grant certain preemptive rights in favor of PRISA’s existing shareholders, PRISA shall conduct the PRISA Rights Offer either in lieu the PRISA Warrant Issuance or in conjunction with an Alternate PRISA Warrant Issuance. The “PRISA Rights Offer” shall mean an offer to the existing PRISA shareholders that shall (a) be conducted in accordance with applicable Spanish Law; (b) provides an opportunity for the shareholders of PRISA in the aggregate to subscribe for either (i) if the PRISA Warrant Issuance is not to be effected, the same number of newly issued PRISA Class A Ordinary Shares as would have been issued if the PRISA Warrant Issuance had been effected and all of the PRISA Warrants had been exercised, or (ii) if an Alternate PRISA Warrant Issuance is to be conducted, a number of newly issued PRISA Class A Ordinary Shares that, together with and assuming the exercise of all of the warrants issued in the Alternate PRISA Warrant Issuance, results in the issuance of a number of PRISA Class A Ordinary Shares that equals the number of PRISA Class A Ordinary Shares as would have been issued if the PRISA Warrant Issuance had been effected as contemplated by this Agreement and all of the PRISA Warrants had been exercised; (c) be at a price per share to be determined in consultation with the CNMV and (d) result in an increase of capital to PRISA (assuming the offer is fully subscribed) that (i) if the PRISA Warrant Issuance is not to be effected, is equal to the increase of capital that would have resulted if the PRISA Warrant Issuance had been effected and all of the PRISA Warrants had been exercised, or (ii) if the Alternate PRISA Warrant Issuance is to be effected, is equal to the increase of capital that, together with the proceeds from the Alternate PRISA Warrant Issuance, would have resulted if the PRISA Warrant Issuance had been effected and all of the PRISA Warrants had been exercised. The PRISA Rights Offer, if conducted, shall remain open for a period of 15 days, or such other period as may be required by applicable Law. If the PRISA Rights Offer is to be conducted and submitted to PRISA shareholders as contemplated by Section 9.3(d), following the approval of the PRISA shareholders of the increase in cash in respect of the PRISA Rights Offer, PRISA shall file and verify the PRISA Subscription Prospectus at the CNMV. Upon the completion of the PRISA Rights Offer, if conducted, PRISA shall register the increase in share capital in cash in respect of the PRISA Rights Offer pursuant to a Deed of Capital Increase (the “Deed of Subscription Capital Increase”) granted before a Spanish Notary with the Commercial Registry.

9.19 Securities Purchase From Sponsors.  Immediately prior to the Reincorporation Effective Time (and in all events after the vote on this Agreement at the Liberty Stockholder Meeting), Liberty shall purchase from the Sponsors (a) 24,771,900 Liberty Warrants (constituting all Liberty Warrants held by them) and 2,796,000 shares of Liberty Common Stock and (b) if required by the Sponsor Surrender Agreement, up to an additional 2,600,000 shares of Liberty Common Stock, in each case pursuant to the Sponsor Surrender

Agreement for the consideration therein stated. Upon such purchase such shares will be cancelled, and shall cease to exist or be outstanding, for all purposes hereunder.

9.20 Spanish Language Version.  Not later than 30 Business Days after the date of this Agreement the parties will produce a Spanish version of this Agreement.

9.21 Liberty Preferred Stock Account Escrow Agreement and Related Matters.  Liberty agrees that (a) any escrow agreement to be entered into by Liberty with respect to the Liberty Preferred Stock Account to be established pursuant to the Liberty Preferred Stock Purchase Agreements (the “Escrow Agreement”) will be reasonably satisfactory to PRISA, (b) without PRISA’s prior written consent it will not agree with any investor under a Liberty Preferred Stock Purchase Agreement to hold a closing under such agreement later than the tenth New York business day prior to the Liberty Stockholder Meeting and (c) it shall comply in all material respects with its obligations under the Liberty Preferred Stock Purchase Agreements and shall take all steps reasonably requested by PRISA to enforce its rights thereunder (including under the Escrow Agreement).

9.22 Amendment of Agreement for New Investors.  The parties hereby acknowledge and agree that one or more third parties may enter into additional preferred stock purchase agreements with Liberty to purchase an aggregate of $100 million of shares of Liberty Series E Preferred Stock at a purchase price of $1,000 per share (for a total of 100,000 shares of Liberty Series E Preferred Stock) and, in the case that such agreements are executed prior to the effectiveness of the F-4 on terms and conditions reasonably acceptable to Liberty and PRISA, if such preferred stock purchasers agree (and assuming there are preferred stock purchasers for the full $100 million) the provisions of Amendment No. 1 to this Amended and Restated Business Combination Agreement attached hereto as Schedule III shall automatically become operative and in full force and effect, and such Amendment No. 1 shall be final and deemed executed by all parties to this Agreement, whereupon PRISA and Liberty shall insert the date of its effectiveness and the names of the counterparties to such additional preferred stock purchase agreements.

ARTICLE X

CONDITIONS PRECEDENT

10.1 Conditions to Each Party’s Obligation to Effect the Reorganization.  The respective obligations of the parties to effect the Reorganization shall be subject to the satisfaction at or prior to the Closing of the following conditions:

(a) Shareholder and Warrantholder Approval.  The Liberty Stockholder Approval, the Liberty Warrantholder Approval and the PRISA Shareholder Approval each shall have been obtained.

(b) Deed of Execution.  The execution of the Deed of In-Kind Capital Increase, the filing of any necessary auditors’ report and the filing of any necessary report of an expert designated by the Commercial Registry relating to the fair value of the assets acquired by PRISA in the Share Exchange shall have been filed or made.

(c) Registration Statements.  Each of the Registration Statements shall have become effective under the Securities Act and the Exchange Act, as applicable, and no stop order suspending the effectiveness of any one or more of them shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(d) No Injunctions or Restraints; Illegality.  No (i) Order or other legal restraint or prohibition making the Reorganization illegal or otherwise preventing the consummation of the Reorganization shall be in effect or (ii) statute, rule, regulation, Order shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits, or makes illegal consummation of the Reorganization (collectively, “Restraints”).

(e) Prospectus Verification; CNMV.  The PRISA In-Kind Prospectus shall have been verified by, and registered with, the CNMV.

(f) Debt Restructuring.  The debt restructuring substantially in accordance with Exhibit H attached hereto (the “Debt Restructuring”) shall occur substantially simultaneously with the Closing and PRISA shall not be in Default under any definitive documentation providing for the Debt Restructuring (as the term “Default” is defined in such documentation).

(g) PRISA Organizational Documents.  The actions specified in Section 9.3(d) regarding PRISA’s Organizational Documents, including the PRISA Bylaw Amendments described in Article V and set forth on Exhibit G attached hereto, shall have been completed.

(h) Listing.  There shall be no event that may preclude the listing of the PRISA Shares on the SIBE once it has been authorized by the CNMV and the Managing Companies of the Spanish Stock Exchanges, and the PRISA Shares in the form of PRISA ADSs shall have been admitted for listing on the Selected Stock Exchange, subject to official notice of issuance.

(i) Deposit Agreements.  PRISA and the Depositary shall have entered into each of the Deposit Agreements.

(j) Lender Consents.  PRISA shall have received from HSBC, as representative of the lenders under that certain Refinancing Master Agreement dated April 19, 2010, a notice stating that the requisite lenders have consented to and approved the amendments contained in this amended and restated Agreement.

10.2 Conditions to Obligations of Liberty.  The obligation of Liberty to effect the Reorganization is also subject to the satisfaction, or waiver by Liberty, at or prior to the Closing, of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of PRISA contained in Section 7.1, 7.2 and 7.3 shall be true and correct in all material respects, in each case on and as of the date of the Original BCA, on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all material respects as of the specified date), (ii) the representations and warranties of PRISA contained in Section 7.4 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date, (iii) all other representations and warranties set forth in Article VII of this Agreement shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein) as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect on PRISA. Liberty shall have received a certificate signed on behalf of PRISA by the Chief Executive Officer and the Chief Financial Officer of PRISA to the foregoing effect.

(b) Performance of Obligations of PRISA.  PRISA shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Liberty shall have received a certificate signed on behalf of PRISA by the Chief Executive Officer and the Chief Financial Officer of PRISA to such effect.

(c) Material Adverse Effect.  No Material Adverse Effect (without regard to clause (b) of the definition thereof) on PRISA shall have occurred since the date of this Agreement.

(d) Executive Employment Agreement.  Employment Arrangements. PRISA shall have entered into an employment agreement with Juan Luis Cebrián providing for an employment term of no fewer than three (3) years and such other terms as are mutually agreeable to PRISA and Mr. Cebrián.

(e) Number of PRISA Shares.  Provided that Liberty’s representations set forth in Section 6.2 are true and correct at Closing and that the Liberty Preferred Stock Account contains $400,000,000 of proceeds from the sale of the Liberty Preferred Stock (in excess of any interest earned thereon) fully available to make payments under Section 3.5, at the Exchange Effective Time: (a) the total number of PRISA Class A Ordinary Shares to be delivered pursuant to the Share Exchange and the Warrant Exchange, before giving effect to any cash in lieu of fractional shares, shall be not less than the sum of the PRISA Class A Ordinary Shares included in (i) the Per Share Mixed Consideration for all outstanding Mixed Consideration Electing Shares, (ii) the Per Share Series A Consideration for all outstanding shares of Liberty Virginia Series A Preferred Stock, (iii) the Per Share Series B Consideration for all outstanding shares of Liberty Virginia Series B Preferred Stock, (iv) the Per Share Series C Consideration for all outstanding shares of Liberty Virginia Series C Preferred Stock (v) the Per Share Series D Consideration for all outstanding shares of Liberty Virginia Series D Preferred Stock, and (vi) the Ordinary Share Consideration (as defined in the Warrant Amendment Agreement) for all outstanding Liberty Warrants; and (b) the total number of PRISA Class B Convertible Non-Voting Shares to be delivered pursuant to the Share Exchange, before giving effect to any cash in lieu of fractional shares, shall be not less than the sum of the PRISA Class B Convertible Non-Voting Shares included in (i) the Per Share Mixed Consideration for all outstanding Mixed Consideration Electing Shares, (ii) the Per Share Series A Consideration for all outstanding shares of Liberty Virginia Series A Preferred Stock, (iii) the Per Share Series B Consideration for all outstanding shares of Liberty Virginia Series B Preferred Stock, (iv) the Per Share Series C Consideration for all outstanding shares of Liberty Virginia Series C Preferred Stock and (v) the Per Share Series D Consideration for all outstanding shares of Liberty Virginia Series D Preferred Stock.

10.3 Conditions to Obligations of PRISA.  The obligation of PRISA to effect the Reorganization is also subject to the satisfaction or waiver by PRISA at or prior to the Closing of the following conditions:

(a) Representations and Warranties.  (i) The representations and warranties of Liberty contained in Section 6.2 shall be true and correct in all respects, on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all respects as of the specified date), (ii) the representations and warranties of Liberty contained in Sections 6.1 and 6.3 shall be true and correct in all material respects, in each case on and as of the date of the Original BCA, on and as of date hereof and on and as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct in all material respects as of the specified date), (iii) the representations and warranties of Liberty contained in Section 6.2 and 6.4 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date as if made on and as of the Closing Date and (iv) all other representations and warranties set forth in Article VI of this Agreement shall be true and correct (without regard to any materiality or Material Adverse Effect qualifier contained therein), as of the Closing Date as if made on and as of the Closing Date (except for any representations and warranties made as of a specified date, which shall be true and correct as of the specified date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Liberty. PRISA shall have received a certificate signed on behalf of Liberty by the Chief Executive Officer of Liberty to the foregoing effect.

(b) Performance of Obligations of Liberty.  Liberty shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and PRISA shall have received a certificate signed on behalf of Liberty by the Chief Executive Officer of Liberty to such effect.

(c) Liberty Virginia Board Resignations.  Each of the officers and members of the Board of Directors of Liberty Virginia shall have tendered their resignations effective upon the Exchange Effective Time.

(d) Material Adverse Effect.  No Material Adverse Effect (without regard to clause (b) of the definition thereof) on Liberty shall have occurred as since the date of this Agreement.

(e) Transaction Cash; Expenses; Deferred Underwriting Discounts.  The amount of (x) Transaction Cash shall be no less than $936,705,335 and (y) Transaction Expenses excluding Deferred Underwriting Discounts shall not exceed $24,000,000.

(f) Minimum Holding of PRISA Control Group.  After giving pro forma effect to the transactions contemplated by this Agreement, including (i) the Warrant Exchange pursuant to Section 6.2.1 of the

Warrant Amendment Agreement, (ii) the full conversion at the election of the holder thereof of the PRISA Class B Convertible Non-Voting Shares to PRISA Class A Ordinary Shares, (iii) (x) if the CNMV requires PRISA to conduct a rights offer to its existing shareholders in connection with the Reorganization, the subscription by PRISA shareholders (other than the PRISA Control Group) for such new PRISA Class A Ordinary Shares in the PRISA Rights Offer, and/or (Y) the issuance (if not theretofore issued and whether or not issued) and exercise of the PRISA Warrants issued or to be issued pursuant to the PRISA Warrant Issuance, if effected (iv) any required redemptions of Liberty Virginia Redemption Shares pursuant to Section 2.5 of this Agreement and (v) the purchase of Liberty Warrants and Liberty Common Stock pursuant to the Sponsor Surrender Agreement, the PRISA Control Group shall hold, directly or indirectly, at least 30% of the PRISA Class A Ordinary Shares.

(g) Minimum Proceeds.  The amount of Transaction Cash less the sum of (i) the Total Required Cash-Out Amount less the Total Used Escrow Cash, (ii) any amounts to be paid in respect of the Aggregate Mixed Consideration Election Cash and (iii) any amounts to be paid in respect of the Aggregate Preferred Stock Mixed Consideration Cash, shall be greater than €450,000,000 using the Agreed Exchange Rate to convert dollars to Euros.

(h) Liberty Share Purchase.  Liberty shall have purchased from the Sponsors 24,771,900 Liberty Warrants (constituting all Liberty Warrants held by them) and 2,796,000 shares of Liberty Common Stock and (b) if required by the Sponsor Surrender Agreement, up to an additional 2,600,000 shares of Liberty Common Stock, in each case pursuant to the Sponsor Surrender Agreement for the consideration therein stated.

(i) Maximum Cash Electing Shares and Liberty Virginia Redemption Shares.  (a) The total number of Cash Electing Shares and Liberty Virginia Redemption Shares shall not exceed 70,000,000 and (b) there shall have been given a joint instruction under the Escrow Agreement to release the funds in the Liberty Preferred Stock Account to the Exchange Fund and Prisa shall have received evidence reasonably satisfactory to it that such release is occurring substantially simultaneously with the Exchange Effective Time.

ARTICLE XI

TERMINATION AND AMENDMENT

11.1 Termination. This Agreement may be terminated at any time prior to the Closing, whether before or after (unless otherwise provided below) approval of the matters presented in connection with the Reincorporation Merger or the Share Exchange by the stockholders of Liberty or PRISA:

(a) by mutual consent of Liberty and PRISA in a written instrument;

(b) by either Liberty or PRISA, by written notice to the other if any Restraint having any of the effects set forth in Section 10.1(d) shall be in effect and shall have become final and nonappealable, provided that such terminating party shall have used its reasonable best efforts to prevent the entry of and to remove such Restraint;

(c) by either Liberty or PRISA, by written notice to the other, if any of the PRISA Shareholder Approval, the Liberty Stockholder Approval or the Liberty Warrantholder Approval is not obtained at the applicable meeting of security holders duly convened pursuant to Section 9.3, provided that the right to terminate this Agreement under this Section 11.1(c) shall not be available (i) to PRISA, if PRISA fails to fulfill its obligations to timely call and conduct the PRISA Shareholder Meeting as contemplated by Section 9.3(d) or is otherwise in breach of its obligations under this Agreement such that the conditions set forth in Section 10.2(b) would not be satisfied; and (ii) to Liberty, if Liberty fails to fulfill its obligations to timely call and conduct the Liberty Stockholder Meeting as contemplated by Section 9.3(a) or the Liberty Warrantholder Meeting as contemplated by Section 9.3(c) or is otherwise in breach of its obligations under this Agreement such that the conditions set forth in Section 10.3(b) would not be satisfied;

(d) by either Liberty or PRISA if the Reorganization shall not have been consummated on or before December 6, 2010 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(e) by Liberty (provided Liberty is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of PRISA, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 10.1 or 10.2 and that is not cured within 15 days following written notice to PRISA or by its nature or timing cannot be cured prior to the Termination Date;

(f) by PRISA (provided PRISA is not then in breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Liberty, which breach, either individually or in the aggregate, would constitute, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 10.1 or 10.3, and that is not cured within 15 days following written notice to Liberty, or by its nature or timing cannot be cured prior to the Termination Date; or

(g) by Liberty or PRISA if, as of the date of the Liberty Stockholder Meeting, there shall be more than an aggregate of 70,000,000 Cash Electing Shares and Liberty Virginia Redemption Shares.

11.2 Effect of Termination.  In the event of termination of this Agreement by either Liberty or PRISA as provided in Section 11.1, this Agreement shall forthwith become void and have no effect, and none of Liberty, PRISA, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any Liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 12.2, 12.3, 12.4, 12.5, 12.6, 12.7, 12.9, 12.10, 12.11 and 12.12 shall survive any termination of this Agreement and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Liberty nor PRISA shall be relieved or released from any Liabilities or damages arising out of its breach of any provision of this Agreement.

11.3 Amendment.  Subject to compliance with applicable Law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Reorganization by the stockholders of Liberty and PRISA; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Liberty or PRISA, there may not be, without further approval of such stockholders, any amendment of this Agreement that changes the amount or the form of the consideration to be delivered hereunder to the holders of Liberty Common Stock, other than as contemplated by this Agreement, or that under applicable Law otherwise requires the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

11.4 Extension; Waiver.  At any time prior to the Exchange Effective Time, the parties hereto, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the respective stockholders of Liberty or PRISA, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof that reduces the amount or changes the form of the consideration to be delivered to the holders of Liberty Common Stock hereunder, other than as contemplated by this Agreement, or that under applicable Law otherwise requires the further approval of such shareholders. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE XII

GENERAL PROVISIONS

12.1 Nonsurvival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and agreements in this Agreement or in any agreement or instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall terminate in accordance with the terms thereof) shall survive the Closing, except for Section 9.5 and those other covenants and agreements contained herein and therein that by their terms apply in whole or in part after the Closing.

12.2 Expenses.  All Transaction Expenses shall be paid by the party incurring such expense, provided, however, that the costs and expenses of the Depositary, the Exchange Agent, the printing and mailing the Proxy Statement, and all filing and other fees paid to the SEC or the CNMV in connection with the Reorganization shall be paid by PRISA. As used in this Agreement, “Transaction Expenses” includes all documented and reasonably incurred out-of-pocket expenses (including fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with the authorization, preparation, negotiation, execution and performance of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

12.3 Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given (i) upon personal delivery to the party to be notified; (ii) when received when sent by email or facsimile by the party to be notified, provided, however, that notice given by email or facsimile shall not be effective unless either (x) a duplicate copy of such email or fax notice is promptly given by one of the other methods described in this Section 12.3 or (y) the receiving party delivers a written confirmation of receipt for such notice either by email or fax or any other method described in this Section 12.3; or (iii) when delivered by an express courier (with confirmation of delivery); in each case to the party to be notified at the following address (or at such other address for a party as shall be specified by like notice):

(a) if to Liberty or Liberty Virginia, to:

Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas
41st Floor
New York, NY 10036
Facsimile No.: +1 (212) 382-0120
Attention: Sr. Jared Bluestein
Email: jb@berggruenholdings.com

With a copy to:

Greenberg Traurig
401 E. Las Olas Boulevard
Suite 2000
Ft. Lauderdale, FL 33301
Facsimile No.: +1 (954) 765-1477
Attention: Donn Beloff, Esq.
Email: beloffd@gtlaw.com

and

Garrigues
Hermosilla, 3
28001 Madrid
Spain
Facsimile No.: +34-91-339-2408
Attention: Sr. Ángel Calleja
Email: angel.calleja@garrigues.com

(b) if to PRISA, to:

Promotora de Informaciones, S.A.
Gran Via, 32
28013 Madrid
Spain
Facsimile No.: +34-913301070
Attention: Sr. Iñigo Dago Elorza
Email: idago@prisa.es

With copies to:

Cortés, Abogados
Hermanos Bécquer, 8
28006 Madrid
Spain
Facsimile No.: +34-91-562-7370
Attention: Sr. Matías Cortés
Email: pcalle@cortes-abogados.com

and

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Facsimile No.: +1 (212) 403-2000
Attention: Adam O. Emmerich, Esq.
Email: aoemmerich@wlrk.com

12.4 Interpretation.  When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. References to “$” refer to U.S. Dollars.

12.5 Counterparts.  This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

12.6 Entire Agreement; Severability.

(a) This Agreement (including the Schedules, Exhibits and Annexes hereto and documents and the instruments referred to herein, except in the case of any inconsistency between such document or instrument and this Agreement, in which case this Agreement shall govern) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

(b) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

12.7 Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of Spain; provided, that any action or transaction contemplated to be taken or effected hereunder which can only validly be taken or effected under the Laws of the United States of America or any of the several States shall be governed and construed in accordance with the such applicable Laws. The respective obligations of the parties to this Agreement, whether arising by operation of law or otherwise, shall be performed to the fullest extent in compliance with the principle of good faith. In particular, PRISA, by performing the obligations undertaken under this Agreement, will submit to its shareholders those corporate resolutions necessary to comply with this Agreement. Without limiting the foregoing obligations in any manner whatsoever, PRISA, in connection with such submission, shall take into account the interests of its shareholders and the corporate interests of the company.

12.8 Publicity.  Except as otherwise required by applicable Law or the rules of the AMEX or the CNMV, neither Liberty, Liberty Virginia or PRISA shall, or shall permit any of its Subsidiaries to, and Liberty and Liberty Virginia shall cause their respective Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of PRISA, in the case of a proposed announcement or statement by Liberty or Liberty Virginia, or Liberty, in the case of a proposed announcement or statement by PRISA, which consent shall not be unreasonably withheld. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of PRISA and Liberty. Thereafter, each of PRISA and Liberty shall, to the extent reasonably practicable, consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the Reorganization otherwise permitted by this Section 12.8.

12.9 Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. This Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

12.10 Submission to Jurisdiction; Waivers; Consent to Service of Process.

(a) Each of PRISA, Liberty and Liberty Virginia irrevocably agree that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by another party hereto or its successors or assigns may be brought and determined in any tribunal sitting in the City of Madrid, Kingdom of Spain, and each of PRISA, Liberty and Liberty Virginia hereby (i) irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the exclusive personal jurisdiction of the aforesaid courts in the event any dispute arises out of this Agreement or any transaction contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any transaction contemplated hereby in any tribunal other than a tribunal sitting in the City of Madrid, Kingdom of Spain. Any service of process to be made in such action or proceeding may be made by delivery of process in accordance with the notice provisions contained in Section 12.3. Each of PRISA, Liberty and Liberty Virginia hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) the defense of sovereign immunity, (ii) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 12.10, (iii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iv) to the fullest extent permitted by applicable Law that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper and (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b) Each of Liberty and Liberty Virginia hereby appoints Garrigues, with offices on the date hereof as set forth in Section 12.3, as its authorized agent (the “Authorized Agent”), upon whom process may be served in any suit, action or proceeding arising out of or relating to this Agreement or any transaction contemplated by this Agreement that may be instituted in any court described in Section 12.10(a).

12.11 Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specified terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

12.12 Disclosure Schedules; Knowledge.

(a) Inclusion of information in the PRISA Disclosure Schedule or the Liberty Disclosure Schedule (each, a “Schedule” and together, the “Schedules”) shall not be construed as an admission of liability under any applicable Law or that such information contained therein is (i) material to the business, operations, assets, liabilities, financial condition or results of operations of a party, or (ii) a representation or warranty that a potential consequence will occur as described. The Schedules set forth items of disclosure with specific reference to the particular section or subsection of this Agreement to which the items or information in such schedule relates; provided, however, that any information set forth in one section or a subsection of a Schedule pertaining to representations and warranties and covenants of a party shall be deemed to apply to each other section or subsection of such party’s Schedules pertaining to its representations, warranties and covenants to the extent that it is reasonably apparent on its face from a reading of such disclosure that it is relevant to such other sections or subsections of the party’s Schedules.

(b) Notwithstanding the failure of a representation or warranty contained in Article VI or Article VII, as applicable, to be true and accurate, the party making such representation or warranty shall be deemed not to have so breached if the other party or any of its Affiliates had actual or constructive knowledge of such breach or the facts giving rise to such breach, including knowledge gained from materials made available to it during such party’s due diligence investigation. Section 12.12 of the PRISA Disclosure Schedule identifies the materials included in the electronic data room made available to Liberty in connection with its due diligence investigation the contents of which materials the parties shall be deemed to have actual knowledge.

[Signature Page to Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

LIBERTY ACQUISITION HOLDINGS CORP.

By:	/s/ Jared Bluestein
Name:     Jared Bluestein

Title:	Secretary

LIBERTY ACQUISITION HOLDINGS
VIRGINIA, INC.

By:	/s/ Martin Franklin
Name:     Martin Franklin

Title:	Chairman

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Juan Luis Cebrián
Name:     Juan Luis Cebrián

Title:	Chief Executive Officer

[Signature Page to Amended and Restated Business Combination Agreement]

Schedule I

Terms of PRISA Class B Convertible Non-Voting Shares

TÉRMINOS Y CONDICIONES DE LAS ACCIONES SIN VOTO CONVERTIBLES CLASE B DE PRISA

Las acciones sin voto convertibles Clase B gozarán de los derechos previstos en los artículos 98 y sigs. de la Ley de Sociedades de Capital y en los Estatutos sociales de esta Compañía, modificados según lo acordado en el Business Combination Agreement, modificado y refundido, cuyo régimen estará concretado en el acuerdo de emisión de las mismas con las siguientes características:

a)	Derecho al dividendo

Los titulares de acciones sin voto convertibles Clase B tendrán derecho a percibir el dividendo mínimo anual en metálico de 0,175 euros anuales desde la fecha de su emisión, siempre que existan beneficios distribuibles, de acuerdo con los términos y con las limitaciones previstas en el artículo 273 de la Ley de Sociedades de Capital, o siempre que existan reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B, de acuerdo con lo previsto en este documento, y siempre que no existan restricciones legales a dicho pago.

A los efectos de facilitar el pago del dividendo mínimo la reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B tendrá carácter indisponible hasta que las acciones sin voto convertibles Clase B no hayan sido convertidas en acciones ordinarias Clase A y no se hayan satisfecho íntegramente los dividendos mínimos a que se refiere este documento. Sin perjuicio de su carácter indisponible, la reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B podrá ser utilizada para el pago del dividendo mínimo y para el desembolso del valor nominal de las acciones ordinarias que excedan del número de las acciones sin voto convertibles Clase B que se convierten, en el caso de que la relación de conversión fuera distinta de 1 a 1 en función de lo señalado en el apartado b) siguiente.

Existiendo beneficios distribuibles suficientes en un determinado ejercicio, la Sociedad está obligada a acordar el reparto del dividendo mínimo a que se refiere el párrafo anterior. Si la Sociedad tuviera beneficios distribuibles durante un ejercicio pero no fueran suficientes para repartir íntegramente el dividendo mínimo a las acciones sin voto convertibles Clase B, el importe del beneficio distribuible disponible deberá destinarse, en su totalidad, al pago del dividendo a las acciones sin voto convertibles Clase B, a prorrata entre ellas. Los dividendos mínimos no distribuidos, por insuficiencia del beneficio distribuible, se repartirán, en la parte restante, con cargo a la reserva por prima de emisión constituida con ocasión de la emisión de las acciones sin voto convertibles Clase B.

Si la reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B tampoco fuera suficiente para repartir íntegramente el dividendo mínimo a las acciones sin voto convertibles Clase B, el importe íntegro de dicha reserva deberá destinarse, en su totalidad, al pago del dividendo a las acciones sin voto convertibles Clase B, a prorrata entre ellas.

Los dividendos mínimos no distribuidos total o parcialmente, por insuficiencia del beneficio distribuible o de la reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B, serán acumulables.

El dividendo mínimo que corresponda a las acciones sin voto convertibles Clase B deberá ser pagado tan pronto como sea posible, una vez celebrada la Junta General de Accionistas Ordinaria de cada ejercicio y en todo caso, antes del 30 de septiembre de cada año. Los dividendos mínimos se pagarán respecto del ejercicio finalizado al que se refieran las Cuentas Anuales aprobadas en la Junta General Ordinaria que acuerde el pago del dividendo mínimo, salvo para el primer ejercicio, en que el dividendo anual mínimo se multiplicará por una fracción cuyo numerador será el número de días transcurridos desde la fecha de emisión hasta el 31 de diciembre de 2010 y el denominador 365.

En el supuesto de conversión, los titulares de acciones sin voto convertibles Clase B tendrán derecho a recibir en metálico, antes de o el día en que les sean entregadas las acciones ordinarias resultantes de la conversión, cualquier dividendo mínimo no pagado antes de esa fecha (incluyendo la parte proporcional del dividendo mínimo que corresponda al número de días transcurridos desde el inicio del año en que se produjo la conversión), en tanto y en cuanto existan beneficios distribuibles o reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B.

Una vez acordado el dividendo mínimo, los titulares de las acciones sin voto convertibles Clase B tendrán derecho al mismo dividendo que corresponda, en su caso, a las acciones ordinarias Clase A.

A los efectos de posibilitar el reparto del dividendo mínimo anual a favor de los accionistas titulares de acciones sin voto convertibles Clase B, PRISA ejercitará sus derechos de voto respecto de todas sus filiales, en la medida legal y contractualmente posible, para que se repartan los beneficios distribuibles disponibles de dichas filiales a sus respectivos socios, y en su caso, finalmente, a PRISA.

El dividendo mínimo correspondiente a las acciones sin voto convertibles Clase B se pagará siempre en metálico.

b)	Conversión

Las acciones sin voto convertibles Clase B serán convertibles en las siguientes condiciones:

(i) A opción de cada titular de las acciones sin voto convertibles Clase B, cada acción sin voto convertible Clase B podrá convertirse en una acción ordinaria Clase A, en cualquier momento.

(ii) 42 meses después de la fecha de emisión, las acciones sin voto convertibles Clase B se convertirán obligatoriamente en acciones ordinarias Clase A, a razón de una acción ordinaria Clase A por cada acción sin voto convertible Clase B.

No obstante, en el supuesto de que la media de las cotizaciones medias ponderadas de la acción ordinaria Clase A de la Sociedad de las 20 sesiones bursátiles inmediatamente anteriores al día en que se cumplan los 42 meses desde la fecha de emisión computados de fecha a fecha, en el Mercado Continuo español, haya sido inferior a 2,00 euros, la relación de conversión se modificará como sigue: el número de acciones ordinarias de Clase A a emitir por la conversión de cada acción sin voto convertible Clase B será igual a la fracción (expresada con decimales) cuyo numerador sea 2€ y cuyo denominador sea la media de las cotizaciones medias ponderadas de la acción ordinaria Clase A de la Sociedad de las 20 sesiones bursátiles inmediatamente anteriores al día en que se cumplan los 42 meses desde la fecha de emisión computados de fecha a fecha, con un máximo de 1,33 acciones ordinarias de Clase A. La Sociedad podrá decidir pagar la diferencia entre los 2 euros y la media de las indicadas cotizaciones, en efectivo, con el máximo de 0,5 euros por acción sin voto convertible Clase B, y mantener la relación de conversión en 1 a 1.

Para hacer posible el pago del valor nominal resultante de la conversión obligatoria, la reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B no sólo será disponible a los efectos del pago del dividendo mínimo sino también para desembolsar el valor nominal de las acciones ordinarias Clase A cuando el ratio de conversión sea superior a una acción ordinaria de Clase A por cada acción sin voto convertible de Clase B. Los titulares de las acciones sin voto convertibles de Clase B, cuando tengan derecho a solicitar la conversión de dichas acciones, podrán solicitarla en cualquier momento. Durante los 5 primeros días hábiles de cada mes, los administradores emitirán las acciones ordinarias Clase A que correspondan a los titulares de las acciones sin voto convertibles de Clase B que hayan solicitado la conversión en el mes inmediatamente anterior, e inscribirán tan pronto como sea posible antes del final del mes en el Registro Mercantil la conversión correspondiente. Asimismo, PRISA realizará sus mejores esfuerzos para que las nuevas acciones ordinarias Clase A se admitan a cotización en las Bolsas Españolas (Mercado Continuo) y en el Mercado de Valores Seleccionado (Nasdaq o NYSE), antes de que finalice dicho mes. Se facultará expresamente al Consejo de Administración, con posibilidad de delegación en su Comisión Ejecutiva o en cualquier consejero, para que pueda realizar todos los actos necesarios para ejecutar la conversión.

El acuerdo de la junta general de accionistas de PRISA de emisión de las acciones sin voto convertibles Clase B detallará las condiciones y las fechas de conversión previstas, en el marco de lo dispuesto más arriba.

La Sociedad no podrá realizar reorganizaciones, recapitalizaciones, reclasificaciones, desdoblamientos, agrupaciones o cambios similares en el capital en relación con las acciones ordinarias Clase A, salvo que se ajuste en la medida correspondiente el ratio de conversión (tal y como se ha descrito más arriba).

Una vez anunciada la decisión de convertir o llegado el día en que se cumplan los 42 meses desde la fecha de emisión computados de fecha a fecha, la ejecución de la conversión deberá realizarse tan pronto como sea posible.

c)  Liquidación

A efectos de la liquidación, se entenderá que el valor desembolsado por las acciones Clase B es de 2 euros.

Con carácter general, las acciones sin voto convertibles Clase B tendrán derecho a la misma cuota de liquidación que las restantes acciones.

No obstante lo anterior, los titulares de acciones sin voto convertibles Clase B tendrán derecho, en los términos establecidos en el artículo 101 de la Ley de Sociedades de Capital a obtener el reembolso del valor desembolsado, antes de que se distribuya cantidad alguna a las restantes acciones en caso de liquidación de la Sociedad, para el supuesto de que la cuota de liquidación de todas las acciones sea inferior a 2,00 euros.

Para el supuesto de que el balance previo a la liquidación presentara beneficios distribuibles o reserva por prima de emisión creada con ocasión de la emisión de las acciones sin voto convertibles Clase B, se distribuirá a los titulares de acciones sin voto convertibles Clase B, el dividendo mínimo del ejercicio anterior y del ejercicio en curso, con carácter previo a distribuir cantidad alguna a los restantes accionistas.

d)  Admisión a cotización

Se solicitará a admisión a cotización de las acciones sin voto convertibles en las Bolsas Españolas (Mercado Continuo) y en Mercado de Valores Seleccionado (Nasdaq o NYSE)

Terms of PRISA Class B Convertible Non-Voting Shares — English Translation

The Class B non-voting convertible shares shall be subject to the system contemplated expressly in articles 98 et seq. of the Spanish Companies Law and the Prisa By-Laws as amended by the Business Combination Agreement, amended and restated, with the following characteristics, the regime of which will be specified in the shareholders resolution issuing the Class B non-voting convertible shares:

a)  Rights to Dividends:

Holders of Class B non-voting convertible shares shall have the right to receive the minimum annual dividend in cash of 0.175 euros yearly since the date of issuance, as long as distributable profits exist, according to the terms and limitations contemplated in Article 273 of the Spanish Companies Law or as long as premium reserve created as a result of the issuance of the Class B non-voting convertible shares exists, according to the terms set forth herein, and so long as there is no legal restriction against such payment.

In order to facilitate the payment of the minimum dividend, the premium reserve created as a result of the issuance of the Class B non-voting convertible shares will be considered as a non-distributable reserve as long as Class B non-voting convertible shares are not converted into Class A ordinary shares and the minimum dividend as provided herein is not paid in full. Although it is not distributable, the premium reserve created as a result of the issuance of the Class B non-voting convertible shares can be used for the payment of the minimum dividend and for the payment of the par value of that number of ordinary shares which exceed the number of Class B non-voting convertible shares converted, in the case the conversion rate is different than 1:1 according to the terms of the following paragraph b).

If the Company has enough distributable profits in a certain fiscal year, the Company is obliged to approve the distribution of the minimum annual dividend.

If the Company had distributable profits during a certain fiscal year, but not enough distributable profits in the amount necessary to pay the minimum dividend in full to the Class B non-voting convertible shares, then the full amount of the distributable profits shall be paid to the holders of Class B non-voting convertible shares, pro-rata amongst the same.

The minimum dividends not paid, due to the lack of distributable profits, will be paid, on the remaining part, against the premium reserve created as a result of the issuance of the Class B non voting convertible shares.

If the Company does not have premium reserve created as a result of the issuance of the Class B non-voting convertible shares in the amount necessary to pay the minimum dividend in full to the Class B non-voting convertible shares, then the full amount of the premium reserve created as a result of the issuance of the Class B non-voting convertible shares will be paid to the holders of Class B non-voting convertible shares, pro-rata amongst the same.

The minimum dividends that have been unpaid, total or partially, due to the lack of enough distributable profits or the premium reserve created as a result of the issuance of the Class B non-voting convertible shares will be cumulative.

The minimum dividend that corresponds to the Class B non-voting convertible shares shall be paid as soon as possible, once the ordinary general shareholders’ meeting of each year has been held, and, in any event, prior to September 30 of each year. The minimum dividend will be paid in connection with the fiscal year to which the annual accounts approved by the ordinary shareholders’ meeting that approves said dividend refer to, except for the first year in which the minimum annual dividend will be multiplied by a fraction, the numerator of which will be the days elapsed from the date of issuance to December 31, 2010 and the denominator of which will be 365.

In the event of conversion, the holder of the Class B non-voting convertible shares shall be entitled to receive in cash, on or before the date the ordinary shares resulting from conversion are delivered to him, any minimum dividend not paid before such date (including the proportionate minimum dividend corresponding to the numbers of days elapsed from the beginning of the year on which the conversion takes place), as long as there exist distributable profits or premium reserve created as a result of the issuance of the Class B non-voting convertible shares.

Once the minimum dividend has been approved, holders of Class B non-voting convertible shares shall have the right to receive the same dividend that corresponds, as the case may be, to the Class A ordinary shares.

For the purpose of enabling the distribution of the minimum annual dividend in favor of the holders of Class B non-voting convertible shares, PRISA will exercise its voting rights in respect of all of its subsidiaries, to the extent legally and contractually possible, to cause the delivery of available distributable profits of such subsidiaries to their respective shareholders and, as the case may be, then to PRISA.

The minimum dividend corresponding to the Class B non-voting convertible shares will always be paid in cash.

e)  Conversion

Class B non-voting convertible shares shall be convertible in the following conditions:

(i) At the option of each holder of Class B non-voting convertible shares, a Class B non-voting convertible share may be converted into a Class A ordinary share at any time.

(ii) 42 months after the date of issuance, Class B non-voting convertible shares will be automatically converted into Class A ordinary shares, on a one-to-one basis.

Nevertheless, so long as the average volume weighted trading price of the Class A ordinary shares of the 20 consecutive trading days on the Spanish Market (Mercado Continuo) immediately prior to the day which is 42 months (computed from date to date) after the date of issuance of the Class B non-voting convertible shares shall have been lower than 2.00€, the conversion rate will be modified as follows: the number of Class A ordinary shares to be issued as for the conversion of each Class B non-voting convertible share be equal to a fraction (expressed as a decimal), the numerator of which shall be 2.00€ and the denominator of which shall be the average volume weighted trading price of the Class A ordinary shares of the twenty consecutive trading days on the Spanish Market (Mercado Continuo) immediately prior to the day which is 42 months (computed from date to date) after the date of issuance of the Class B non-voting convertible shares, with a maximum of 1.33 Class A ordinary shares. The Company may elect to pay in cash the difference between 2.00€ and the mentioned average volume weighted trading price, with the maximum amount of 0.5€ per Class B non-voting convertible share, and thereby retain the one for one conversion ratio.

In order to make the payment of the nominal value resulting from the automatic conversion , the premium reserve created as a result of the issuance of the Class B non-voting convertible shares will be available to be used not only for the payment of the minimum dividend, but also to pay in the nominal value of the Class A ordinary shares when the conversion ratio is higher than one Class A ordinary share for one Class B non-voting convertible share.

Holders of Class B non-voting convertible shares, when entitled to request the conversion of said shares, may request it at any time. Within the first five business days of each month, the directors shall issue those Class A ordinary shares which correspond to the holders of Class B non-voting convertible shares that have requested the conversion during the immediately preceding month and will register the corresponding conversion as soon as practically possible before the end of the month with the Mercantile Register. In addition PRISA will use its best efforts to have the new Class A ordinary shares admitted to listing in the Spanish Stock Exchanges (Mercado Continuo) and the Selected Stock Exchange, before the end of such month. The Board of Directors will be expressly authorized, with the possibility to further delegate upon its Executive Committee or any other director, to carry out all the actions necessary to implement the conversion.

The Prisa shareholders meeting resolution to issue Class B non-voting convertible shares will detail the conditions and the conversion dates foreseen, within the framework described above. The Company will not effect any reorganization, recapitalization, reclassification, stock split, reverse stock split or other similar changes in capitalization relating to the Class A ordinary shares unless an appropriate adjustment to the conversion rate of the Class B non-voting convertible shares (as described above) is provided for.

Once the decision to convert has been announced or as of the day that is 42 months (computed from date to date) after the date of issuance of the Class B non-voting convertible shares, the implementation of the conversion shall take place as promptly as possible.

f)  Liquidation

For liquidation purposes, the disbursement value per Class B non-voting convertible share shall be 2.00 Euros.

In general, Class B non-voting convertible shares shall have the right to the same liquidation quota as that corresponding to the rest of the shares.

Notwithstanding the above, holders of Class B non-voting convertible shares shall have the right, in the terms of Article 101 of the Spanish Companies Law, to obtain refund of the disbursement value before any amount is distributed to the rest of the shares in the event of liquidation of the Company, if the liquidation quota of all the shares were lower than 2.00 Euros.

In the event that the balance sheet prior to liquidation contained distributable profits or share premium reserve created as a result of the issuance of the Class B non-voting convertible shares, holders of Class B non-voting convertible shares shall have the right to perceive the minimum dividend corresponding to the preceding year and the then current year, before any distribution is paid to the rest of the shareholders.

g)  Listing

Admission to listing in the Spanish Stock Exchanges (Mercado Continuo) and the Selected Stock Exchange shall be requested for the Class B non-voting convertible shares.

Schedule II

Terms of PRISA Warrants

•	Prior to its expiration date, a PRISA Warrant will be exercisable at any time by the holder for 1 PRISA Class A Ordinary Share at an exercise price of €2.00 per PRISA Warrant

•	All PRISA Warrants will expire 3.5 years from the date of issuance. In order to validly exercise a PRISA Warrant, the holder must give a valid notice of exercise and deliver the exercise price and any other required documents to PRISA or its agent prior to the 3.5 year anniversary of issuance in accordance with exercise procedures to be established by PRISA

Schedule III

AMENDMENT NO. 1 TO AMENDED AND RESTATED BUSINESS COMBINATION AGREEMENT

This Amendment No. 1 to Amended and Restated Business Combination Agreement (this “Amendment”) is dated as of August 13, 2010 and, if the conditions set forth in Section 9.22 of said agreement so provide, amends that certain Amended and Restated Business Combination Agreement (the “Business Combination Agreement”), dated as of August 4, 2010, by and among Promotora de Informaciones, S.A., a Spanish sociedad anónima (“Prisa”), Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”) and Liberty Acquisition

Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”) Capitalized terms not otherwise defined in this Amendment have the meanings given such terms in the Business Combination Agreement.

WHEREAS, pursuant to Section 11.3 of the Business Combination Agreement, Prisa and Liberty may amend the Business Combination Agreement by action taken or authorized by their respective Boards of Directors in a writing signed on behalf of each of Prisa, Liberty and Liberty Virginia.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

1. Amendments.

(a) Plan of Merger.  The Business Combination Agreement is hereby amended by replacing Exhibit B attached thereto in its entirety with Exhibit B attached hereto.

(b) Liberty Virginia Articles.  The Business Combination Agreement is hereby amended by replacing Exhibit C attached thereto in its entirety with Exhibit C attached hereto.

(c) Plan of Share Exchange.  The Business Combination Agreement is hereby amended by replacing Exhibit E attached thereto in its entirety with Exhibit E attached hereto.

(d) Definitions.  The Defined Terms in Section 1.1 of the Business Combination Agreement are amended as follows:

i) The definition of Aggregate Preferred Stock Mixed Consideration Cash shall be deleted in its entirely and replaced with the following:

“Aggregate Preferred Stock Mixed Consideration Cash” shall mean the aggregate amount of cash payable (before giving effect to Section 4.2(e)) in respect of (v) clause (ii) of the definition of Aggregate Series A Consideration, (w) clause (i)(B), clauses (ii)(A) and (C), clause (iii)(A), or clauses (iv)(A), (C) and (E), as applicable, of the definition of Aggregate Series B Consideration, (x) the Aggregate Series C Consideration, (y) clause (i)(B), clauses (ii)(A) and (C), clause (iii)(A), or clauses (iv)(A) and (C), as applicable of the definition of Aggregate Series D Consideration and (z) clause (i)(B) or clauses (ii)(A), (C) and (D), of the definition of Aggregate Series E Consideration.

ii) The definition of Aggregate Pro Rata Interest Due shall be deleted in its entirely and replaced with the following:

“Aggregate Pro Rata Interest Due” shall mean, with respect to the Liberty Series A Preferred Stock, the Liberty Series B Preferred Stock, the Liberty Series D Preferred Stock or the Liberty Series E Preferred Stock, the product of (i) the aggregate amount of any interest earned on the funds deposited in the Liberty Preferred Stock Account, and (ii) a fraction, the numerator of which shall be the total number of shares issued and outstanding of such series of Liberty Preferred Stock and the denominator of which shall be the total number of shares of Liberty Preferred Stock issued and outstanding of any class other than the Liberty Series C Preferred Stock.

iii) The definition of Liberty Preferred Stock Purchase Agreements shall be deleted in its entirely and replaced with the following:

“Liberty Preferred Stock Purchase Agreements” shall mean (a) (i) that certain Preferred Stock Purchase Agreement between Tyrus Capital Event Master Fund Ltd. and Liberty, (ii) that certain Preferred Stock Purchase Agreement between HSBC Bank plc and Liberty and (iii) that certain Preferred Stock Purchase Agreement between Centaurus Capital Limited and Liberty, in each case being entered into substantially simultaneously with this Agreement, (b) (i) that certain Preferred Stock Purchase Agreement between HSBC Bank plc and Liberty dated August 13, 2010, (ii) that certain Preferred Stock Purchase Agreement between Banco Santander and Liberty dated August 13, 2010 and (iii) that certain Preferred Stock Purchase Agreement between Pentwater Growth Fund Ltd. and related funds and Liberty dated August 13, 2010 (with each party to such agreements in clauses (a) and (b) hereof, other than Liberty, being an “Investor”) and (c) (i) that certain Preferred Stock Purchase Agreement between Berggruen Acquisition Holdings Ltd and Liberty and (ii) that certain Preferred Stock purchase Agreement between Marlin Equities II, LLC, in each case being entered into substantially simultaneously with this Agreement.

(e) Glossary of Other Defined Terms.  The following terms shall be added to the table setting forth the location of definitions of capitalized terms defined in the Business Combination Agreement in alphabetical order:

Term	Section

“Aggregate Series E Consideration	3.5(f	)”
“Liberty Virginia Series E Preferred Stock	2.4(a	)”
“Per Share Series E Consideration	3.5(f	)”

(f) Conversion of Liberty Stock.  Section 2.4(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“Subject to Section 2.5, at the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Liberty, Liberty Virginia or any holder of common stock, par value $0.0001 per share, of Liberty (“Liberty Common Stock”) or Liberty Preferred Stock, (i) each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Common Stock”), (ii) each share of Liberty Series A Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series A Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series A Preferred Stock”), (iii) each share of Liberty Series B Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series B Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series B Preferred Stock”), each share of Liberty Series C Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series C Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series C Preferred Stock”), (v) each share of Liberty Series D Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series D Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series D Preferred Stock”), (vi) each share of Liberty Series E Preferred Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series E Preferred Stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series E Preferred Stock and together with the Liberty Virginia Series A Preferred Stock, the Liberty Virginia Series B Preferred Stock, the Liberty Virginia Series C Preferred Stock and the Liberty Virginia Series D Preferred Stock, the “Liberty Virginia Preferred Stock,” and collectively with the Liberty Virginia Common Stock, the “Liberty Virginia Stock”), (vii) each share of Liberty Stock held in the treasury of Liberty immediately prior to the Reincorporation Effective Time shall be canceled and (viii) each share of Liberty Virginia Stock issued and outstanding or held in treasury immediately prior to the Reincorporation Effective Time shall be cancelled.”

(g) Exchange Effective Time; Effect of the Share Exchange.  Section 3.3(c) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“At the Exchange Effective Time, by virtue of the Share Exchange and as set forth in this Agreement, the Plan of Share Exchange and Sections 13.1-717 and 13.1-721 of the VSCA, PRISA shall automatically become the holder and owner of 100% of the outstanding shares of the Liberty Virginia Stock, with the former holders of such outstanding shares being entitled to receive only either the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration or the Per Share Series E Consideration, as applicable, pursuant to Section 3.5.  Liberty Virginia shall deliver to PRISA, at the Exchange Effective Time, the Liberty Virginia Exchange Certificates representing PRISA’s ownership of all such outstanding shares of Liberty Virginia Stock, free and clear of all Encumbrances, in exchange for the aggregate Per Share Cash Election Consideration and the aggregate Per Share Mixed Election Consideration, the Aggregate Series A Consideration, the Aggregate Series B Consideration, the Aggregate Series C Consideration, the Aggregate Series D Consideration and the Aggregate Series E Consideration.”

(h) Per Share Consideration.  Section 3.5(f) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“Subject to Section 4.2(e), the holders of the Liberty Virginia Series E Preferred Stock shall be entitled to receive, in the aggregate, the following consideration (the “Aggregate Series E Consideration”):

(i) If the Total Required Cash-Out Amount is $700,000,000 or less then (A) an amount in cash equal to $100,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series E Preferred Stock) and (B) an amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to 500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(ii) If the Total Required Cash-Out Amount is greater than $700,000,000 then:

(A) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to a number of shares of Liberty Virginia Common Stock equal to the E Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “E Equivalent Shares Number” is (x) (I) the Total Required Cash-Out Amount divided by (II) $10.00, minus (y) 70,000,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 3.5(f)(ii)(A) shall be 10,000,000); —

(B) cash in the amount of the greater of (I) $800,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(C) if the Total Required Cash-Out Amount is less than or equal to $750,000,000, then PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made;

(D) if the Total Required Cash-Out Amount is greater than $750,000,000, then PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(E) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series E Preferred Stock;

The Aggregate Series E Consideration shall be divided among the holders of the Liberty Virginia Series E Preferred Stock pro rata based upon the number of shares of Liberty Virginia Series E Preferred Stock held by each holder (the “Per Share Series E Consideration”).”

(i) Per Share Consideration.  Section 3.5(g) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“The PRISA Shares delivered pursuant to paragraphs (a), (b), (c), (d), (e) and (f) of this Section 3.5 shall then be registered and the ADRs delivered pursuant to Section 3.4(b).”

(j) Per Share Consideration.  Section 3.5(h) of the Business Combination Agreement is hereby amended by replacing the number “$400,000,000” with “$500,000,000”.

(k) Per Share Consideration.  Section 3.5(j) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“If, between the date of this Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a reorganization, recapitalization, reclassification, issues a stock dividend, or effects a stock split or reverse stock split, or other similar change in capitalization (other than the Reincorporation Merger), an appropriate and proportionate adjustment shall be made to the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Aggregate Series A Consideration, the Aggregate Series B Consideration, the Aggregate Series C Consideration, the Aggregate Series D Consideration, the Aggregate Series E Consideration and Warrant Consideration in order to preserve the economic benefits of the Reorganization to the parties.”

(l) Exchange of Shares and Warrants.  Section 4.2(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“As soon as practicable after the Exchange Effective Time, and in no event later than five Business Days thereafter, the Exchange Agent shall mail to each Liberty Virginia Stockholder of record (other than former holders of the Liberty Virginia Redemption Shares and holders who submitted valid Forms of Election pursuant to Section 3.5(f) with respect to all of their shares held) and each registered Liberty Warrantholder (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Liberty Virginia Common Certificates, Liberty Virginia Preferred Certificates and Liberty Warrants shall pass, only upon delivery of the Liberty Virginia Common Certificates, Liberty Virginia Preferred Certificates or Liberty Warrants, as applicable, to the Exchange Agent and (ii) instructions for effecting the surrender of the Liberty Virginia Common Certificates and Liberty Virginia Preferred Certificates in exchange for PRISA ADSs, Per Share Mixed Consideration Election Cash, any cash amounts due in respect of the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration or the Per Share Series E Consideration and, if any, Fractional Share Cash and the surrender of the Liberty Warrants in exchange for the Warrant Consideration (as defined below). Upon proper surrender to the Exchange Agent of a Liberty Virginia Common Certificate, a Liberty Virginia Preferred Certificate or Liberty Warrant for exchange and cancellation, together with such properly completed letter of transmittal, duly executed, such Liberty Virginia Stockholder or Liberty Warrantholder shall be entitled to receive in exchange therefor an ADR representing that number of whole PRISA ADSs in book entry form to which such securityholder shall have become entitled pursuant to the provisions of Article III and the Warrant Amendment Agreement, Fractional Share Cash, if any, the Per Share Mixed Consideration Election Cash, and any cash amounts due in respect of the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration and the Per Share Series E Consideration and, in the case of Liberty Warrantholders, cash pursuant to the terms of the Warrant Amendment Agreement.”

(m) Exchange of Shares and Warrants.  Section 4.2(f) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“Any portion of the Exchange Fund that remains unclaimed by the Liberty Virginia Stockholders or the Liberty Warrantholders for six months after the Exchange Effective Time shall be returned to PRISA. Any former Liberty Virginia Stockholders or Liberty Warrantholders who have not theretofore complied with this Article IV shall thereafter look only to PRISA for payment of the Per Share Cash Election Consideration, Per Share Mixed Election Consideration, Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration, the Per Share Series E Consideration the Warrant Consideration, any Fractional Share Cash and any PRISA Distribution, in each case, without any interest thereon. Notwithstanding the foregoing, none of Liberty, Liberty Virginia, PRISA, the Exchange Agent, the Depositary or any other person shall be liable to any former holder of shares of Liberty Virginia Common Stock, Liberty Preferred Stock or Liberty Warrants for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.”

(n) Exchange of Shares and Warrants.  Section 4.2(g) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“In the event any Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant to be lost, stolen or destroyed and, if reasonably required by PRISA, the posting by such person of a bond in such amount as PRISA may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Liberty Virginia Common Certificate, Liberty Virginia Preferred Certificate or Liberty Warrant, the Per Share Cash Election Consideration, Per Share Mixed Election Consideration, Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration, the Per Share Series E Consideration or Warrant Consideration and any Fractional Share Cash to which the holder is entitled.”

(o) Prisa Capitalization.  Section 7.2(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“As of the date hereof, the issued share capital of PRISA is EUR 21,913,550, represented by 219,135,500 ordinary shares, nominal value of EUR 0.10 each (the “PRISA Capital Stock”). All of the issued and outstanding shares of the PRISA Capital Stock have been, and all of the PRISA Shares to be delivered as Per Share Mixed Election Consideration, Per Share Series A Consideration, Per Share Series B Consideration, Per Share Series C Consideration, Per Share Series D Consideration, Per Share Series E Consideration and Warrant Consideration will be duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive rights arising out of the PRISA Organizational Documents or any contract binding upon PRISA, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness of PRISA or any of its Subsidiaries having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which PRISA shareholders may vote (“Voting Debt”). As of the date of this Agreement, except pursuant to this Agreement or the Ancillary Agreements, PRISA does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the issuance of shares of PRISA Capital Stock, Voting Debt or any other equity securities of PRISA or any securities representing the right to have any share of PRISA Capital Stock issued, Voting Debt or any other equity securities of PRISA issued.”

(p) Securities Purchase From Sponsors.  Section 9.19 of the Business Combination Agreement is hereby amended by replacing the number “2,796,000” with “3,296,000” and by replacing the number “2,600,000” with “3,100,000”.

(q) Number of Prisa Shares:  Section 10.2(e) of the Business Combination Agreement is hereby deleted in its entirety and replaced with the following:

“Number of PRISA Shares.  Provided that Liberty’s representations set forth in Section 6.2 are true and correct at Closing and that the Liberty Preferred Stock Account contains $500,000,000 of proceeds from the sale of the Liberty Preferred Stock (in excess of any interest earned thereon) fully available to make payments under Section 3.5, at the Exchange Effective Time: (a) the total number of PRISA Class A Ordinary Shares to be delivered pursuant to the Share Exchange and the Warrant Exchange, before giving effect to any cash in lieu of fractional shares, shall be not less than the sum of the PRISA Class A Ordinary Shares included in (i) the Per Share Mixed Consideration for all outstanding Mixed Consideration Electing Shares, (ii) the Per Share Series A Consideration for all outstanding shares of Liberty Virginia Series A Preferred Stock, (iii) the Per Share Series B Consideration for all outstanding shares of Liberty Virginia Series B Preferred Stock, (iv) the Per Share Series C Consideration for all outstanding shares of Liberty Virginia Series C Preferred Stock (v) the Per Share Series D Consideration for all outstanding shares of Liberty Virginia Series D Preferred Stock, (vi) the Per Share Series E Consideration for all outstanding shares of Liberty Virginia Series E Preferred Stock, and (vii) the Ordinary Share Consideration (as defined in the Warrant Amendment Agreement) for all outstanding Liberty Warrants; and (b) the total number of PRISA Class B Convertible Non-Voting Shares to be delivered pursuant to the Share Exchange, before giving effect to any cash in lieu of fractional shares, shall be not less than the sum of the PRISA Class B Convertible Non-Voting Shares included in (i) the Per Share Mixed Consideration for all outstanding Mixed Consideration Electing Shares, (ii) the Per Share Series A Consideration for all outstanding shares of Liberty Virginia Series A Preferred Stock, (iii) the Per Share Series B Consideration for all outstanding shares of Liberty Virginia Series B Preferred Stock, (iv) the Per Share Series C Consideration for all outstanding shares of Liberty Virginia Series C Preferred Stock (v) the Per Share Series D Consideration for all outstanding shares of Liberty Virginia Series D Preferred Stock and (v) the Per Share Series E Consideration for all outstanding shares of Liberty Virginia Series E Preferred Stock.”

(r) Liberty Share Purchase.  Section 10.3(h) of the Business Combination Agreement is hereby amended by replacing the number “2,796,000” with “3,296,000” and by replacing the number “2,600,000” with “3,100,000”.

(s) Maximum Cash Electing Shares and Liberty Virginia Redemption Shares.  Section 10.3(i) of the Business Combination Agreement is hereby amended by replacing the number “70,000,000” with “80,000,000”.

(t) Termination.  Section 11.1(g) of the Business Combination Agreement is hereby amended by replacing the number “70,000,000” with “80,000,000”.

2. No Other Amendment.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Business Combination Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect.

3. Miscellaneous.  The provisions of Sections 12.4 (Interpretation), 12.5 (Counterparts), 12.6 (Entire Agreement; Severability), 12.7 (Governing Law) and 12.10 (Submission to Jurisdiction; Waivers; Consent to Service of Process) of the Business Combination Agreement are incorporated herein by reference and shall apply to the terms and provisions of this Amendment and the parties hereto mutatis mutandis.

Annex B

SPONSOR SUPPORT AGREEMENT
by and among
PROMOTORA DE INFORMACIONES, S.A.,
BERGGRUEN ACQUISITION HOLDINGS LTD.,
and
MARLIN EQUITIES II, LLC
Dated as of March 5, 2010

SPONSOR SUPPORT AGREEMENT

SPONSOR SUPPORT AGREEMENT, dated as of March 5, 2010 (this “Agreement”) by and among Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), Berggruen Acquisition Holdings Ltd., a British Virgin Islands business company (“Berggruen Holdings”), and Marlin Equities II, LLC, a Delaware limited liability company (“Marlin Equities,” and together with Berggruen Holdings, the “Sponsors” or individually, a “Sponsor”).

PRISA and the Sponsors shall be referred to jointly hereinafter as the parties.

RECITALS

WITNESSETH:

WHEREAS, Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”), and Continental Stock Transfer & Trust Company, a New York corporation, are parties to that certain Second Amended and Restated Warrant Agreement, dated as of December 6, 2007 and filed by Liberty with the U.S. Securities and Exchange Commission on December 12, 2007 (the “Existing Warrant Agreement”), pursuant to which Liberty has issued warrants to purchase 76,687,500 shares of common stock, par value $0.0001 per share, of Liberty (the “Liberty Warrants”) to the holders of such Liberty Warrants (the “Warrantholders”);

WHEREAS, as of the date of this Agreement, each Sponsor owns, beneficially and of record, 12,385,950 Liberty Warrants (collectively, the “Agreement Warrants”);

WHEREAS, upon the terms and subject to the conditions contained in that certain Business Combination Agreement, entered into as of the date hereof by and between PRISA and Liberty (the “Business Combination Agreement”; capitalized terms used but not defined in this Agreement have the meanings given such terms in the Business Combination Agreement), the outstanding Liberty Warrants will be exchanged for the Warrant Consideration in the Warrant Exchange, in accordance with the Warrant Amendment Agreement;

WHEREAS, the Sponsors desire to provide for the obligation of the Sponsors to vote the Agreement Warrants in favor of the Warrant Amendment Agreement;

WHEREAS, as a condition to the willingness of PRISA to enter into the Business Combination Agreement, and as an inducement and in consideration therefor, each Sponsor is executing this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

CLAUSES

I. Each of the SPONSORS expressly commits itself, in favour of PRISA, to be counted as present at the Liberty Warrantholder Meeting to be held pursuant to the Business Combination Agreement for the purpose of considering the Warrant Amendment Agreement.

II. Each of the SPONSORS expressly commits itself, in favour of PRISA, to vote each Agreement Warrant owned, directly or indirectly, by such SPONSOR, (along with any Liberty Warrants acquired after the date hereof), and to take all the necessary steps to vote each such Agreement Warrant (along with any Liberty Warrants acquired after the date hereof), in favour of, and/or consent with respect to all such Liberty Warrants to, the Warrant Amendment Agreement.

III. This commitment by the SPONSORS in favour of PRISA will expire: (a) by the mutual agreement of parties; (b) in the event the Business Combination Agreement shall terminate in accordance with its terms; or (c) upon the consummation of the Reorganization,

In case of any failure on the part of the Sponsors to comply with their obligations under this Agreement and regardless of the possible legal consequences which such action might have under the Business

Combination Agreement, PRISA shall be entitled to all legal remedies, including specific enforcement, available for such failure.

IV. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware. Each of the parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by any party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, only if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this’s Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this clause, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject mater hereof, may not be enforced in or by such courts, (b) EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO ANY OF THE TRANSACTION DOCUMENTS, THE TRANSACTION OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT THEREOF.

V. This Agreement may be executed in counterparts, and by facsimile or portable document format (pdf) transmission, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by the parties on the date first stated above.

PROMOTORA DE INFORMACIONES, S.A.

By:	/s/ Juan Luis Cebrián
Name:     Juan Luis Cebrián

Title:	Chief Executive Officer

BERGGRUEN ACQUISITION HOLDINGS LTD.

By:	/s/ Jared Bluestein
Name:     Jared Bluestein

Title:	Secretary

MARLIN EQUITIES II, LLC

By:	/s/ Ian Ashken
Name:     Ian Ashken

Title:	Authorized Signatory

Annex C

Berggruen Acquisition Holdings Ltd.
1114 Avenue of the Americas
New York, New York 10036

and

Marlin Equities II, LLC
555 Theodore Fremd Avenue
Suite B-302
Rye, New York 10580
Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Date: August 4, 2010

RE: Amended and Restated Securities Surrender Agreement

Gentlemen:

Reference is made to (i) the Amended and Restated Business Combination Agreement, dated as of August 4, 2010 (the “Business Combination Agreement”), by and among Liberty Acquisition Holdings Corp. (“Liberty”), Liberty Acquisition Holdings Virginia, Inc. and Promotora de Informaciones, S.A. (“Prisa”) and (ii) the Securities Surrender Agreement, dated as of May 7, 2010 (the “Original Securities Surrender Agreement”), by and among Liberty, Berggruen Acquisition Holdings Ltd. and Marlin Equities II, LLC. Unless otherwise defined herein, capitalized terms are used herein as defined in the Business Combination Agreement (or if applicable, the Further Amended Business Combination Agreement (as defined below)).

Pursuant to Section 9.19 of the Business Combination Agreement, immediately prior to the Reincorporation Effective Time, Liberty shall purchase from the Sponsors:

(i) an aggregate of 2,796,000 shares of Liberty Common Stock and 24,771,900 Liberty Warrants for an aggregate purchase price of $775.00 (the “Minimum Acquisition”); and

(ii) an aggregate of an additional 2,600,000 shares of Liberty Common Stock for an aggregate purchase price of $260.00 if the provisions of Section 3.5(c)(iv)(C) of the Business Combination Agreement (or, if applicable, the Further Amended Business Combination Agreement) shall be applicable (the “First Conditional Acquisition”).

If on or after the date hereof, pursuant to Section 9.22 of the Business Combination Agreement, the provisions of the amendment to the Business Combination Agreement set forth in Schedule III thereto becomes operative (as further amended by such amendment, the “Further Amended Business Combination Agreement”), then pursuant to Section 9.19 of the Further Amended Business Combination Agreement, immediately prior to the Reincorporation Effective Time, Liberty shall purchase from the Sponsors either an additional (x) 500,000 shares of Liberty Common Stock for an aggregate purchase price of $50.00 if the provisions of Section 3.5(f)(i) or Section 3.5(f)(ii)(C) of the Further Amended Business Combination Agreement shall be applicable or (y) 1,000,000 shares of Liberty Common Stock for an aggregate purchase price of $100.00 if the provisions of Sections 3.5(f)(ii)(D) of the Further Amended Business Combination Agreement shall be applicable (either acquisition, the “Second Conditional Acquisition”).

Pursuant to Section 10.3(i) of the Business Combination Agreement (or, if applicable, the Further Amended Business Combination Agreement), it is a condition precedent to the obligations of Prisa that Liberty shall have completed the Minimum Acquisition (and if the requisite conditions are satisfied, the First Conditional Acquisition and the Second Conditional Acquisition).

To that end, each Sponsor hereby agrees to sell to Liberty, and Liberty hereby agrees to purchase, an aggregate of 1,398,000 shares of Liberty Common Stock and 12,385,950 Liberty Warrants for a total purchase price to each Sponsor of $387.50; provided, however, that each Sponsor hereby further agrees to sell to Liberty, and Liberty hereby further agrees to purchase: (i) an aggregate of 1,300,000 additional shares of Liberty Common Stock for a total purchase price to each Sponsor of $130.00 if the provisions of Section 3.5(c)(iv)(C) of the Business Combination Agreement or the Further Amended Business Combination Agreement shall be applicable and (ii) either an additional (x) 250,000 shares of Liberty Common Stock for an aggregate purchase price of $25.00 if the provisions of Section 3.5(f)(i) or Section 3.5(f)(ii)(C) of the Further Amended Business Combination Agreement shall be applicable or (y) 500,000 shares of Liberty Common Stock for an aggregate purchase price of $50.00 if the provisions Sections 3.5(f)(ii)(D) of the Further Amended Business Combination Agreement shall be applicable. The foregoing sale(s) and purchase(s) shall take place immediately prior to the Reincorporation Effective Time (and in all events after the vote at the Liberty Stockholder Meeting).

Each of the parties hereto agrees that Prisa is intended to be, and shall be, a third party beneficiary under this letter agreement and shall be entitled to directly enforce Liberty’s rights hereunder.

The obligations of the parties hereunder shall terminate if the Business Combination Agreement shall be terminated for any reason (other than the failure of the condition specified in Section 10.3(h) of the Business Combination Agreement or Further Amended Business Combination Agreement).

Each of the parties hereto acknowledges and agrees that this Amended and Restated Securities Surrender Agreement shall supersede the Original Securities Surrender Agreement in its entirety and the Original Securities Surrender Agreement shall be of no further force and effect.

-signature page to follow-

Please acknowledge your agreement with the foregoing by executing this letter in the space provided below.

Yours faithfully,

Berggruen Acquisition Holdings Ltd

By:	/s/ Jared Bluestein
Name:     Jared Bluestein

Title:	Secretary

Marlin Equities II, LLC

By:	/s/ Martin E. Franklin
Name:     Martin E. Franklin

Title:	Managing Member

Acknowledged and Agreed:

Liberty Acquisition Holdings Corp.

By:	/s/ Jared Bluestein
Name:     Jared Bluestein

Title:	Secretary

[Amended and Restated Securities Surrender Agreement]

Annex D

FORM OF AMENDMENT NO. 1 TO
SECOND AMENDED AND RESTATED WARRANT AGREEMENT

This Amendment (this “Amendment”) is made as of [          ], 2010 by and among Liberty Acquisition Holdings Corp., a Delaware corporation (the “Company”), Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”), Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”), and Promotora de Informaciones, S.A., a sociedad anónima organized under the laws of Spain (“PRISA”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Second Amended and Restated Warrant Agreement, dated as of December 6, 2007 and filed with the United States Securities and Exchange Commission on December 12, 2007 (the “Existing Warrant Agreement”), pursuant to which the Company has issued Warrants to purchase 76,687,500 shares of Common Stock (collectively, the “Warrants”);

WHEREAS, the terms of the Warrants are governed by the Existing Warrant Agreement and capitalized terms used herein, but not otherwise defined, shall have the meanings given to such terms in the Existing Warrant Agreement;

WHEREAS, on August 4, 2010, the Company, Liberty Virginia and PRISA entered into an Amended and Restated Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”), pursuant to which, upon the consummation of the transactions contemplated by the Business Combination Agreement, the stockholders of the Company will come to own newly issued American Depositary Receipts representing newly issued (i) Class A Ordinary Shares of PRISA and (ii) convertible non-voting shares (acción sin voto convertible) of PRISA;

WHEREAS, the Business Combination Agreement provides for the merger of the Company with and into Liberty Virginia, its wholly owned subsidiary, upon consummation of which, as provided in Section 4.4 of the Existing Warrant Agreement, the Warrants will no longer be exercisable for shares of Common Stock but instead will be exercisable (subject to the terms and conditions of the Existing Warrant Agreement as amended hereby) for shares of common stock, par value $0.0001 per share, of Liberty Virginia;

WHEREAS, the Board of Directors of the Company has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination between the Company and PRISA;

WHEREAS, pursuant to the Business Combination Agreement, the Company agreed to seek the approval of this Amendment by the Registered Holders of a majority of the outstanding Warrants (the “Warrant Proposal”) such that, in connection with the transactions contemplated by the Business Combination Agreement, PRISA will be required to purchase, and the holders of Warrants will be required to exchange, all of the outstanding Warrants for the Consideration (as defined below) and on such other terms and subject to such conditions as are set forth herein;

WHEREAS, Section 9.8 of the Existing Warrant Agreement provides that the Company and the Warrant Agent may amend the Existing Warrant Agreement with the written consent of the Registered Holders of a majority of the outstanding Warrants;

WHEREAS, the Registered Holders of a majority of the outstanding Warrants have approved the Warrant Proposal; and

WHEREAS, the representative of the underwriters has waived any and all rights to consent to any modification or amendment of the Existing Warrant Agreement contemplated by Section 9.8 of the Existing Warrant Agreement.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree to amend the Existing Warrant Agreement as set forth herein.

1. Amendment of Existing Warrant Agreement.

1.1 Mandatory Exchange of Securities.  Section 6 of the Existing Warrant Agreement is hereby amended and restated in its entirety so that it now reads in full as follows:

“6 Mandatory Exchange of Securities.

6.1 Definitions.

Capitalized terms used in this Section 6, but not otherwise defined in this Agreement, shall have the meanings given to such terms in the Amended and Restated Business Combination Agreement, dated as of July   , 2010, by and between Promotora de Informaciones, S.A., a sociedad anónima organized under the laws of Spain (“PRISA”), Liberty Acquisition Holdings Corp. and Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”) (the “Business Combination Agreement”), a copy of which is included in the PRISA prospectus dated [          ], 2010 and previously delivered to Registered Holders in connection with soliciting consents for Amendment No. 1 to this Agreement.

6.2 Exchange.

6.2.1 Notwithstanding anything contained in this Agreement to the contrary, at the Exchange Effective Time, and subject to the Share Exchange being consummated, except as provided in Section 6.3 herein or as such consideration may be changed as occasioned by the last paragraph of Section 3.5(a) of the Business Combination Agreement, each Warrant issued and outstanding immediately prior to the Exchange Effective Time shall, automatically and without any action by the Registered Holder thereof, be exchanged by PRISA and transferred by such Registered Holder to PRISA (the “Warrant Exchange”), in consideration for:

(i) a payment by Liberty Virginia in cash in the amount of US$0.90 (the “Cash Consideration”) to be delivered by or at the direction of Liberty Virginia; and

(ii) the exchange by PRISA of 0.450 newly issued PRISA Class A Ordinary Shares (the “Ordinary Share Consideration,” and together with the Cash Consideration, the “Consideration”) to be delivered by PRISA to the Depositary as provided for herein.

6.2.2 Notwithstanding anything contained in this Agreement to the contrary, upon consummation of the Share Exchange, and without any action by the Registered Holder thereof, each Registered Holder of Warrants (other than Prisa) shall cease to have any rights with respect to the Warrants other than the right to receive the Consideration.

6.3 Delivery of Consideration.

6.3.1 Each PRISA Share issued as part of the Consideration shall be registered in the name of the Depositary by Iberclear and then delivered in the form of PRISA ADSs evidenced by ADRs, with each PRISA ADS-A representing [          ] PRISA Class A Ordinary Shares. Each PRISA ADS shall be issued in accordance with the Deposit Agreement.

6.3.2 The aggregate Cash Consideration payable to each former Registered Holder shall be rounded down to the nearest whole cent after multiplying the aggregate number of outstanding Warrants held by such former Registered Holder by the Cash Consideration.

6.3.3 If, between the date of this Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a change in capitalization affecting the Warrants, an appropriate and proportionate adjustment shall be made to the Ordinary Share Consideration in order to preserve the economic benefits of the Warrant Exchange to the parties.

6.3.4 In so far as the provisions of Article IV of the Business Combination Agreement relate to the obligations and rights of the parties to this Agreement regarding the Warrant Exchange, such provisions are hereby incorporated herein by reference; provided, however, that nothing in this Section 6.3.4 or this Agreement, whether expressed or implied, is intended to confer upon any Person, including any beneficial owner or Registered Holder of Warrants, any rights or remedies under or by reason of the Business Combination Agreement enforceable against the parties thereto or their successors or assigns.

6.3.5 Notwithstanding anything herein to the contrary, the Company shall not be required to provide any prior notice of the Warrant Exchange to any Registered Holder.

6.4 Each of the parties hereto acknowledges and agrees that the obligations under this Section 6 to deliver the Ordinary Share Consideration shall be satisfied by PRISA.

6.5 Each of the parties hereto acknowledges and agrees that the obligations under this Section 6 to deliver the Cash Consideration shall be satisfied by or at the direction of Liberty Virginia.”

1.2 Appointment of Warrant Agent.  Existing Warrant Agreement is hereby amended to add a new Section 1.2, which shall read in full as follows:

“1.2 Appointment of Warrant Agent at Exchange Time.  Notwithstanding anything contained in this Agreement to contrary (including that the Warrant Agent be a New York Corporation), at the Exchange Effective Time, PRISA shall act as agent for the Company, its successors and assigns for the Warrants, and PRISA agrees to perform in accordance with the terms and conditions set forth in this Agreement. At such time as PRISA is appointed, Continental Stock Transfer & Trust Company shall have no further rights or obligations under the Agreement, and the term “Warrant Agent,” as used in this Agreement, shall refer exclusively to PRISA.”

2. Miscellaneous Provisions.

2.1 PRISA Obligation.  Each of the parties hereto acknowledges and agrees that the obligations under Section 6.2 of the Existing Warrant Agreement (as amended by this Amendment) to deliver the Ordinary Share Consideration and Convertible Non-Voting Share Consideration shall be satisfied by PRISA

2.2 Liberty Virginia Obligation.  Each of the parties hereto acknowledges and agrees that the obligations under Section 6.2 of the Existing Warrant Agreement (as amended by this Amendment) to deliver the Cash Consideration shall be satisfied by or at the direction of Liberty Virginia.

2.3 Effectiveness of Warrant.  Each of the parties hereto acknowledges and agrees that the effectiveness of this Amendment shall be expressly subject to the occurrence of the Share Exchange (as defined in the Business Combination Agreement) and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated.

2.4 Successors.  All the covenants and provisions of this Amendment by or for the benefit of the Company or the Warrant Agent shall bind and inure to the benefit of their permitted respective successors and assigns.

2.5 Severability.  This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.6 Applicable Law.  The validity, interpretation and performance of this Amendment shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. The parties hereby agree that any action, proceeding or claim against it arising out of or relating in any way to this Amendment shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Each of the parties hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

2.7 Counterparts.  This Amendment may be executed in any number of counterparts, and by facsimile or portable document format (pdf) transmission, and each of such counterparts shall for all purposes be deemed to be an original and all such counterparts shall together constitute but one and the same instrument.

2.8 Effect of Headings.  The Section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.9 Entire Agreement.  The Existing Warrant Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signatures Appear on Following Page]

IN WITNESS WHEREOF, each of the parties has caused this Amendment to be duly executed as of the date first above written.

LIBERTY ACQUISITION HOLDINGS CORP.

By:
Name:
Title:

LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

By:
Name:
Title:

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:
Name:
Title:

PROMOTORA DE INFORMACIONES, S.A.

By:
Name:
Title:

[Signature Page to Warrant Agreement Amendment]

Annex E

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

ARTICLE 1
NAME

The name of the corporation is Liberty Acquisition Holdings Virginia, Inc. (the “Corporation”).

ARTICLE 2
REGISTERED OFFICE AND AGENT

The initial registered office of the Corporation is located in the Commonwealth of Virginia at 201 N. Union Street, Suite 140, Alexandria, Virginia 22314, located in the City of Alexandria. The name of its initial registered agent at such address is National Registered Agents, Inc., which is a foreign stock corporation authorized to transact business in Virginia.

ARTICLE 3
CORPORATE PURPOSE AND POWERS

The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Virginia Stock Corporation Act (the “VSCA”).

ARTICLE 4
CAPITAL STOCK

A. Classes of Stock.  The total number of shares of stock which the Corporation shall have authority to issue shall be 215,062,500 shares of common stock which shall have a par value of $0.0001 (“Common Stock”), and 1,000,000 shares of preferred stock which shall have a par value of $0.0001 (“Preferred Stock”), of which 50,000 shall be designated “Series A Preferred Stock,” 300,000 shall be designated “Series B Preferred Stock,” 10 shall be designated “Series C Preferred Stock,” 50,000 shall be designated “Series D Preferred Stock” and 100,000 shall be designated “Series E Preferred Stock.” The Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock shall have the respective preferences, rights, limitations and other terms set forth below. The Preferred Stock not otherwise designated may be issued from time to time in one or more classes or series, the shares of each class or series to have such designations and powers, preferences and rights, and qualifications, limitations and restrictions thereof as then in the resolution or resolutions providing for the issue of such class or series adopted by the Board of Directors.

B. Common Stock.

(i) Except as otherwise required by applicable law, each holder of Common Stock, as such, shall be entitled to one (1) vote for each share of Common Stock held of record by such holder on all matters on which shareholders generally are entitled to vote.

(ii) In the event that a Business Combination (as defined below) is approved as provided in Article 5 and is consummated by the Corporation, any holder of Common Stock who voted against such Business Combination may, at the option of such holder and in the manner provided in this subsection (ii), require the Corporation to redeem, to the extent that the Corporation shall have legally available funds therefor, for cash, all (but not less than all) of the shares held by such holder at a price per share equal to the funds in the Trust Fund (as defined below) as of the date that is two days prior to the date of the proposed consummation of the Business Combination divided by the aggregate number of shares of common stock, par value $0.0001 per share, of Liberty Acquisition Holdings Corp., a Delaware corporation (“Parent”), issued by Parent in its initial public offering (the “IPO” and such shares, the “Parent IPO Shares”). Any holder of Common Stock desiring to exercise its option to require the Corporation to redeem all (but not less than all) of its shares of Common Stock as provided in the foregoing sentence, must give written notice to the Corporation by delivery at its principal place of business at any time after the mailing of the proxy statement, if any, by the Corporation in connection with the shareholder vote required by Section A of Article 5 and prior to the shareholder vote required by Section A of Article 5. Any such notice may be withdrawn or revoked at any time by providing written notice of such withdrawal or revocation to the Corporation at its principal place of business at any time prior to the shareholder vote required by Section A of Article 5. Notwithstanding the foregoing, from and after the consummation of the Reincorporation Merger (as defined in that certain Amended and Restated Business Combination Agreement, dated as of August 4, 2010, by and among Promotora de Informaciones, S.A., the Corporation and Parent (as it may be amended from time to time, the “Business Combination Agreement”)), a valid and irrevocable election pursuant to this subsection (ii) to require the Corporation to redeem such share shall automatically be deemed to have been made with respect to each share of Common Stock into which a share of Parent Redemption Stock (as defined below), if any, shall be converted in the Reincorporation Merger. “Trust Fund” shall mean the proceeds of the IPO placed in a trust account at Continental Stock Transfer & Trust Company pursuant to a trust agreement (the “Trust Agreement”). “Parent Redemption Stock” shall mean a share of Liberty Common Stock (as defined in the Business Combination Agreement) with respect to which the holder thereof shall have (a) validly exercised its redemption rights pursuant to Article Fourth, Subsection B of the Liberty Certificate (as defined in the Business Combination Agreement) and (b) at or prior to the Liberty Stockholder Meeting (as defined in the Business Combination Agreement) either tendered (and not subsequently withdrawn) its certificate(s) representing all shares of Liberty Common Stock held by such stockholder to the Trustee (as defined in the Business Combination Agreement) or delivered (and not subsequently withdrawn) all shares of Liberty Common Stock held by such stockholder to the Trustee electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the stockholder’s option.

In addition to any affirmative vote required by law, if any, during the “Target Business Acquisition Period” (as defined below), the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with this subsection (ii).

C. Preferred Stock.

(i) Definitions.  For purposes of this Section C, the following terms shall have the following meanings:

(1) “Escrow Account” shall have the meaning set forth in the Preferred Stock Purchase Agreement.

(2) “Escrow Agreement” shall have the meaning set forth in the Preferred Stock Purchase Agreement.

(3) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization or a government or any department or agency thereof.

(4) “Preferred Stock Purchase Agreement” means each of the Preferred Stock Purchase Agreements by and between the Corporation and any purchaser of Preferred Stock of the Corporation, dated as of August 4, 2010.

(5) “Principal Market” means the NYSE Amex.

(6) “Required Series A Holders” means the Series A Holders representing at least two-thirds of the aggregate number of shares of Series A Preferred Stock then outstanding.

(7) “Required Series B Holders” means the Series B Holders representing at least two-thirds of the aggregate number of shares of Series B Preferred Stock then outstanding.

(8) “Required Series C Holders” means the Series C Holders representing at least two-thirds of the aggregate number of shares of Series C Preferred Stock then outstanding.

(9) “Required Series D Holders” means the Series D Holders representing at least two-thirds of the aggregate number of shares of Series D Preferred Stock then outstanding.

(10) “Required Series E Holders” means the Series E Holders representing at least two-thirds of the aggregate number of shares of Series E Preferred Stock then outstanding.

(11) “Subsidiary” means any Person in which the Corporation, directly or indirectly, (I) owns at least fifty percent (50%) of the outstanding capital stock or holds at least fifty percent (50%) of the equity or similar interest of such Person or (II) controls or operates all or any part of the business, operations or administration of such Person.

(12) “Successor Entity” means the Person formed by, resulting from or surviving any Merger Transaction or the Person with which such Merger Transaction shall have been entered into.

(ii) Series A Preferred Stock.

(1) Additional Definitions.  For purposes of this subsection (ii), the following terms shall have the following meanings:

(A) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions or a redemption of all Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock pursuant to paragraph 14 of the respective subsection of this Section C applicable thereto.

(B) “Stated Value” means One Thousand U.S. Dollars ($1,000).

(2) Dividends.  The holders of outstanding shares of Series A Preferred Stock (each a “Series A Holder” and collectively, the “Series A Holders”) shall not be entitled to receive any dividends. No dividends may be paid to holders of Common Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or any other class of capital stock of the Corporation, while any shares of Series A Preferred Stock remain outstanding.

(3) Assumption.  The Corporation shall not consolidate or merge with or into any other Person (a “Merger Transaction”) without the consent of the Required Series A Holders, provided, however, that no Required Series A Holders consent shall be required in connection with the Reincorporation Merger (as defined in the Business Combination Agreement) or the Share Exchange (as defined in the Business Combination Agreement). Upon the occurrence of any Merger Transaction, other than the Share Exchange, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Merger Transaction, the provisions of these Articles of Incorporation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under these Articles of Incorporation with the same effect as if such Successor Entity had been named as the Corporation herein.

(4) Voting Rights.  Except as otherwise provided herein or required by law, each Series A Holder shall not be entitled to any voting rights. To the extent the Series A Holders are entitled to voting rights, the Series A Holders shall vote as a single class on all matters required by law or by the terms hereof to be submitted to a vote of the Series A Holders.

(5) Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Series A Holders shall be entitled to receive in cash, out of the assets of the Corporation, including all amounts on deposit in the Escrow Account, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), subject to paragraph 15 below, after any amounts shall have been paid to the holders of Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock and before any amount shall be paid to the holders of any Common Stock (other than payments to the holders of

Common Stock from the Trust Account (as defined below) pursuant to these Articles of Incorporation), Series C Preferred Stock or any other capital stock of the Corporation (other than the Series B Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock) in respect of the preferences as to distributions and payments on the Liquidation Event, an amount per share of Series A Preferred Stock equal to the Stated Value plus a pro rata share of the interest earned on the funds in the Escrow Account (based on the number of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock); provided, however, that if the Liquidation Funds are insufficient to pay the full amount due to the Series A Holders then the Series A Holders shall share ratably in any distribution of the Liquidation Funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. To the extent necessary, the Corporation shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Series A Holders in accordance with this Section. All the preferential amounts to be paid to the Series A Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to, the holders of shares of other classes or series of preferred stock of the Corporation junior in rank to the Series A Preferred Stock, including the Series C Preferred Stock, in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event.

(6) Preferred Rank.  All shares of Series A Preferred Stock shall be of junior rank to all Shares of Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event and all shares of Common Stock, Series C Preferred Stock and other capital stock of the Corporation shall be of junior rank to all shares of Series A Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation). The rights of the shares of Common Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock) shall be subject to the preferences and relative rights of the shares of Series A Preferred Stock.

(7) Consent of Required Series A Holders.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of these Articles of Incorporation, the affirmative vote at a meeting duly called for such purpose or the written consent of the Required Series A Holders, shall be required before the Corporation may, directly or indirectly: (a) amend or repeal any provision of, or add any provision to, these Articles of Incorporation or bylaws, or file any articles of amendment, certificate of designations (or amendments thereto), preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the shares of Series A Preferred Stock, regardless of whether any such action shall be by means of amendment to these Articles of Incorporation or by merger, consolidation or otherwise; (b) amend or modify in any manner the Business Combination Agreement, or grant any waiver thereunder, if such amendment, modification or waiver would give the Series A Holder the right to terminate the Preferred Stock Purchase Agreement pursuant to Section 5.2(b)(iii) thereof; (c) increase or decrease the authorized number of shares of Series A Preferred Stock; (d) prior to the cancellation of all shares of Series A Preferred Stock as provided herein, purchase or redeem or pay or declare any dividend or pay any dividends on Common Stock, shares of Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock or any other capital stock of the Corporation (other than (i) payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation and (ii) any redemption of the Series B Preferred Stock, Series D Preferred Stock or Series E Preferred Stock pursuant to the terms of the respective Preferred Stock set forth in these Articles of Incorporation; (e) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over, or is on a parity with, the shares of Series A Preferred

Stock with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Corporation or (f) amend, modify or grant any waiver under the Escrow Agreement.

(8) Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series A Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Series A Holder to the Corporation in customary form and, if requested by the Corporation, the posting of reasonable bond or other security, and, in the case of mutilation, upon surrender and cancellation of such preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

(9) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  Except as otherwise provided herein, the remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Series A Holder’s right to pursue actual or consequential damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation. The Corporation covenants to each Series A Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Series A Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Series A Holders and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Series A Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(10) Failure or Indulgence Not Waiver.  No failure or delay on the part of a Series A Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice.  Whenever notice or other communication is required to be given to a Series A Holder under these Articles of Incorporation, unless otherwise provided herein, such notice shall be given at such address of such Series A Holder set forth on the books and records of the Corporation or at such other address delivered to the Corporation by such Series A Holder in writing from time to time.

(12) Transfer of Shares of Series A Preferred Stock.  A Series A Holder may not transfer, assign, sell or convey the shares of Series A Preferred Stock or any of the accompanying rights hereunder without the prior written consent of the Corporation, except for transfers to affiliates (as defined under Rule 144 of the Securities Act of 1933, as amended) of the Series A Holder upon notice to the Corporation.

(13) Series A Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Series A Holders), a register for the shares of Series A Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the shares of Series A Preferred Stock have been issued, as well as the name and address of any transferee. The Corporation may treat the person in whose name any Series A Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Redemption.  As promptly as practicable following termination of any Preferred Stock Purchase Agreement or the termination of the Business Combination Agreement, in each case, in accordance with the terms and conditions thereof, but in no event more than five (5) New York business days thereafter, the shares of Series A Preferred Stock held by the Series A Holder that is party to such agreement shall be redeemed by the Corporation and the Corporation shall instruct the Escrow Agent to pay the Series A Holder, out of funds from the Escrow Account, a price per share equal to the Stated Value of Series A Preferred Stock plus a pro rata share of the interest earned on the funds in the Escrow Account with respect thereto (based on the number of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock) (the “Redemption Price”). The Series A Holder shall surrender any stock certificates relating to its redeemed shares of Series A Preferred Stock promptly following termination of any Preferred Stock Purchase Agreement, but in no event later than the fifth New York business day after the receipt of such payment. Notwithstanding the foregoing, the Corporation shall not redeem any shares of Series A Preferred Stock until it shall have redeemed, and paid the Redemption Price in full on, all outstanding shares of Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(15) Waiver of Claims Against the Trust Account.  Notwithstanding anything to the contrary contained herein, no Series A Holder shall have any right, title, interest or claim of any kind (“Claim”) in or to any monies in the Trust Account (as defined below) (other than with respect to its liquidation or redemption rights as a holder of shares of Common Stock) and each Series A Holder waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Corporation and will not seek recourse against the Trust Account for any reason whatsoever. “Trust Account” means the trust account established by Continental Stock Transfer & Trust Company, as trustee, from the net proceeds of the Corporation’s initial public offering. All of the monies held in the Escrow Account shall be for the exclusive benefit of the Series A Holders, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, the holders of Series D Preferred Stock and the holders of Series E Preferred Stock in the event that the transactions contemplated by the Business Combination Agreement are not consummated prior to the termination of such agreement or the termination of the Preferred Stock Purchase Agreement.

(16) Stockholder Matters.  To the extent permitted by the these Articles of Incorporation, any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the rules and regulations of the Principal Market, the VSCA, these Articles of Incorporation or otherwise with respect to the issuance of the shares of Series A Preferred Stock may be effected by written consent of the Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the Principal Market and the VSCA. This provision is intended to comply with the applicable sections of the VSCA permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(iii) Series B Preferred Stock.

(1) Additional Definitions.  For purposes of this subsection (ii), the following terms shall have the following meanings:

(A) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions.

(B) “Stated Value” means One Thousand U.S. Dollars ($1,000).

(2) Dividends.  The holders of outstanding shares of Series B Preferred Stock (each a “Series B Holder” and collectively, the “Series B Holders”) shall not be entitled to receive any dividends. No dividends may be paid to holders of Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or any other class of capital stock of the Corporation, while any shares of Series B Preferred Stock remain outstanding.

(3) Assumption.  The Corporation shall not consolidate or merge with or into any other Person (a “Merger Transaction”) without the consent of the Required Series B Holders, provided, however, that no Required Series B Holders consent shall be required in connection with the Reincorporation Merger (as defined in the Business Combination Agreement) or the Share Exchange (as defined in the Business Combination Agreement). Upon the occurrence of any Merger Transaction, other than the Share Exchange, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Merger Transaction, the provisions of these Articles of Incorporation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under these Articles of Incorporation with the same effect as if such Successor Entity had been named as the Corporation herein.

(4) Voting Rights.  Except as otherwise provided herein or required by law, each Series B Holder shall not be entitled to any voting rights. To the extent the Series B Holders are entitled to voting rights, the Series B Holders shall vote as a single class on all matters required by law or by the terms hereof to be submitted to a vote of the Series B Holders.

(5) Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Series B Holders shall be entitled to receive in cash, out of the assets of the Corporation, including all amounts on deposit in the Escrow Account, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), subject to paragraph 15 below, before any amount shall be paid to the holders of any Common Stock (other than payments to the holders of Common Stock from the Trust Account (as defined below) pursuant to these Articles of Incorporation), Series A Preferred Stock, Series C Preferred Stock or any other capital stock of the Corporation (other than the Series D Preferred Stock and the Series E Preferred Stock which shall be pari passu) in respect of the preferences as to distributions and payments on the Liquidation Event, an amount per share of Series B Preferred Stock equal to the Stated Value plus a pro rata share of the interest earned on the funds in the Escrow Account (based on the number of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock); provided, however, that if the Liquidation Funds are insufficient to pay the full amount due to the Series B Holders, the holders of Series D Preferred Stock (the “Series D Holders”) and the holders of Series E Preferred Stock (the “Series E Holders”, and together with the Series D Holders, the “Pari Passu Holders”), then the Pari Passu Holders shall share ratably in any distribution of the Liquidation Funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. To the extent necessary, the Corporation shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Series B Holders and the Pari Passu Holders in accordance with this Section. All the preferential amounts to be paid to the Series B Holders and the Pari Passu Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to, the holders of shares of other classes or series of preferred stock of the Corporation junior in rank to the Series B Preferred Stock, Series D Preferred Stock and the Series E Preferred Stock, including the Series A Preferred Stock and the Series C Preferred Stock, in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event.

(6) Preferred Rank.  All shares of Series B Preferred Stock shall rank pari passu with all shares of Series D Preferred Stock and Series E Preferred Stock, including with respect to redemption, as provided in paragraph 14 hereof. All shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series D Preferred Stock and Series E Preferred Stock) shall be of junior rank to all shares of Series B Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation). The rights of the shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series D Preferred Stock and Series E Preferred Stock) shall be subject to the preferences and relative rights of the shares of Series B Preferred Stock.

(7) Consent of Required Series B Holders.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of these Articles of Incorporation, the affirmative vote at a meeting duly called for such purpose or the written consent of the Required Series B Holders, shall be required before the Corporation may, directly or indirectly: (a) amend or repeal any provision of, or add any provision to, these Articles of Incorporation or bylaws, or file any articles of amendment, certificate of designations (or amendments thereto), preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the shares of Series B Preferred Stock, regardless of whether any such action shall be by means of amendment to these Articles of Incorporation or by merger, consolidation or otherwise; (b) amend or modify in any manner the Business Combination Agreement, or grant any waiver thereunder, if such amendment, modification or waiver would give the Series B Holder the right to terminate the Preferred Stock Purchase Agreement pursuant to Section 5.2(b)(iii) thereof; (c) increase or decrease the authorized number of shares of Series B Preferred Stock; (d) prior to the cancellation of all shares of Series B Preferred Stock as provided herein, purchase or redeem or pay or declare any dividend or pay any dividends on Common Stock, shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or Series E Preferred Stock or any other capital stock of the Corporation (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation); (e) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over, or is on a parity with, the shares of Series B Preferred Stock (other than the Series D Preferred Stock or Series E Preferred Stock) with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Corporation or (f) amend, modify or grant any waiver under the Escrow Agreement.

(8) Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series B Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Series B Holder to the Corporation in customary form and, if requested by the Corporation, the posting of reasonable bond or other security, and, in the case of mutilation, upon surrender and cancellation of such preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

(9) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  Except as otherwise provided herein, the remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Series B Holder’s right to pursue actual or consequential damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation. The Corporation covenants to each Series B Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Series B Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Series B Holders and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Series B Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(10) Failure or Indulgence Not Waiver.  No failure or delay on the part of a Series B Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice.  Whenever notice or other communication is required to be given to a Series B Holder under these Articles of Incorporation, unless otherwise provided herein, such notice shall be given at such address of such Series B Holder set forth on the books and records of the Corporation or at such other address delivered to the Corporation by such Series B Holder in writing from time to time.

(12) Transfer of Shares of Series B Preferred Stock.  A Series B Holder may not transfer, assign, sell or convey the shares of Series B Preferred Stock or any of the accompanying rights hereunder without the prior written consent of the Corporation, except for transfers to affiliates of the Series B Holder (as defined under Rule 144 of the Securities Act of 1933, as amended) upon notice to the Corporation.

(13) Series B Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Series B Holders), a register for the shares of Series B Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the shares of Series B Preferred Stock have been issued, as well as the name and address of any transferee. The Corporation may treat the person in whose name any Series B Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Redemption.  As promptly as practicable following termination of any Preferred Stock Purchase Agreement or the termination of the Business Combination Agreement, in each case, in accordance with the terms and conditions thereof, but in no event more than five (5) New York business days thereafter, the shares of Series B Preferred Stock held by the Series B Holder that is party to such agreement shall be redeemed by the Corporation and the Corporation shall instruct the Escrow Agent to pay the Series B Holder, out of funds from the Escrow Account, a price per share equal to the Stated Value of Series B Preferred Stock plus a pro rata share of the interest earned on the funds in the Escrow Account with respect thereto (based on the number of outstanding shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock) (the “Redemption Price”). The Series B Holder shall surrender any stock certificates relating to its redeemed shares of Series B Preferred Stock promptly following termination of any Preferred Stock Purchase Agreement, but in no event later than the fifth New York business day after the receipt of such payment. The Corporation shall not redeem any shares of Series A Preferred Stock or Series C Preferred Stock until it shall have redeemed, and paid the Redemption Price in full on, all outstanding shares of Series B Preferred Stock, Series D Preferred Stock and Series E Preferred Stock.

(15) Waiver of Claims Against the Trust Account.  Notwithstanding anything to the contrary contained herein, no Series B Holder shall have any right, title, interest or claim of any kind (“Claim”) in or to any monies in the Trust Account (as defined below) (other than with respect to its liquidation or redemption rights as a holder of shares of Common Stock) and each Series B Holder waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Corporation and will not seek recourse against the Trust Account for any reason whatsoever. “Trust Account” means the trust account established by Continental Stock Transfer & Trust Company, as trustee, from the net proceeds of the Corporation’s initial public offering. All of the monies held in the Escrow Account shall be for the exclusive benefit of the Series A Holders, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, the holders of Series D Preferred Stock and the holders of Series E Preferred Stock in the event that the transactions contemplated by the Business Combination Agreement are not consummated prior to the termination of such agreement or the termination of the Preferred Stock Purchase Agreement.

(16) Stockholder Matters.  To the extent permitted by these Articles of Incorporation, any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the rules and regulations of the Principal Market, the VSCA, these Articles of Incorporation or otherwise with respect to the issuance of the shares of Series B Preferred Stock may be effected by written consent of the Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the Principal Market and the VSCA. This provision is intended to comply with the applicable sections of the VSCA permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(iv) Series C Preferred Stock.

(1) Additional Definitions.  For purposes of this subsection (ii), the following terms shall have the following meanings:

(A) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions or a redemption of all Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series A Preferred Stock pursuant to paragraph 14 of the respective subsection of this Section C applicable thereto.

(B) “Stated Value” means One U.S. Dollar ($1.00).

(2) Dividends.  The holders of outstanding shares of Series C Preferred Stock (each a “Series C Holder” and collectively, the “Series C Holders”) shall not be entitled to receive any dividends. No dividends may be paid to holders of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or any other class of capital stock of the Corporation, while any shares of Series C Preferred Stock remain outstanding.

(3) Assumption.  The Corporation shall not consolidate or merge with or into any other Person (a “Merger Transaction”) without the consent of the Required Series C Holders, provided, however, that no Required Series C Holders consent shall be required in connection with the Reincorporation Merger (as defined in the Business Combination Agreement) or the Share Exchange (as defined in the Business Combination Agreement). Upon the occurrence of any Merger Transaction, other than the Share Exchange, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Merger Transaction, the provisions of these Articles of Incorporation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under these Articles of Incorporation with the same effect as if such Successor Entity had been named as the Corporation herein.

(4) Voting Rights.  Except as otherwise provided herein or required by law, each Series C Holder shall not be entitled to any voting rights. To the extent the Series C Holders are entitled to voting rights, the Series C Holders shall vote as a single class on all matters required by law or by the terms hereof to be submitted to a vote of the Series C Holders.

(5) Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Series C Holders shall be entitled to receive in cash, out of the assets of the Corporation, including all amounts on deposit in the Escrow Account, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), subject to paragraph 15 below, after any amounts shall have been paid to the holders of Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series A Preferred Stock and before any amount shall be paid to the holders of any Common Stock (other than payments to the holders of Common Stock from the Trust Account (as defined below) pursuant to these Articles of Incorporation) or any other capital stock of the Corporation (other than the Series B Preferred Stock, the Series D Preferred Stock, the Series E Preferred Stock and the Series A Preferred Stock) in respect of the preferences as to distributions and payments on the Liquidation Event, an amount per share of Series C Preferred Stock equal to the Stated Value; provided, however, that if the Liquidation Funds are insufficient to pay the full amount due to the Series C Holders then the Series C Holders shall share ratably in any distribution of the Liquidation Funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. To the extent necessary, the Corporation shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Series C Holders in accordance with this Section. All the preferential amounts to be paid to the Series C Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to, the holders of shares of other classes or series of preferred stock of the Corporation junior in rank to the Series C Preferred Stock, in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event.

(6) Preferred Rank.  All shares of Series C Preferred Stock shall be of junior rank to all Shares of Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series A Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event and all shares of Common Stock and other capital stock of the Corporation shall be of junior rank to all shares of Series C

Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation). The rights of the shares of Common Stock and other capital stock of the Corporation (other than the Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series A Preferred Stock) shall be subject to the preferences and relative rights of the shares of Series C Preferred Stock.

(7) Consent of Required Series C Holders.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of these Articles of Incorporation, the affirmative vote at a meeting duly called for such purpose or the written consent of the Required Series C Holders, shall be required before the Corporation may, directly or indirectly: (a) amend or repeal any provision of, or add any provision to, these Articles of Incorporation or bylaws, or file any articles of amendment, certificate of designations (or amendments thereto), preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the shares of Series C Preferred Stock, regardless of whether any such action shall be by means of amendment to these Articles of Incorporation or by merger, consolidation or otherwise; (b) amend or modify in any manner the Business Combination Agreement, or grant any waiver thereunder, if such amendment, modification or waiver would give the Series C Holder the right to terminate the Preferred Stock Purchase Agreement pursuant to Section 5.2(b)(iii) thereof; (c) increase or decrease the authorized number of shares of Series C Preferred Stock; (d) prior to the cancellation of all shares of Series C Preferred Stock as provided herein, purchase or redeem or pay or declare any dividend or pay any dividends on Common Stock, shares of Series A Preferred Stock, Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock or any other capital stock of the Corporation (other than (i) payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation, (ii) any redemption of the Series B Preferred Stock, Series D Preferred Stock or Series E Preferred Stock pursuant to the terms of the respective Preferred Stock set forth in these Articles of Incorporation and (iii) any redemption of the Series A Preferred Stock pursuant to the terms of the Series A Preferred Stock set forth in these Articles of Incorporation); (e) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over, or is on a parity with, the shares of Series C Preferred Stock with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Corporation or (f) amend, modify or grant any waiver under the Escrow Agreement.

(8) Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series C Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Series C Holder to the Corporation in customary form and, if requested by the Corporation, the posting of reasonable bond or other security, and, in the case of mutilation, upon surrender and cancellation of such preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

(9) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  Except as otherwise provided herein, the remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Series C Holder’s right to pursue actual or consequential damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation. The Corporation covenants to each Series C Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Series C Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Series C Holders and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Series C Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(10) Failure or Indulgence Not Waiver.  No failure or delay on the part of a Series C Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice.  Whenever notice or other communication is required to be given to a Series C Holder under these Articles of Incorporation, unless otherwise provided herein, such notice shall be given at such address of such Series C Holder set forth on the books and records of the Corporation or at such other address delivered to the Corporation by such Series C Holder in writing from time to time.

(12) Transfer of Shares of Series C Preferred Stock.  A Series C Holder may not transfer, assign, sell or convey the shares of Series C Preferred Stock or any of the accompanying rights hereunder without the prior written consent of the Corporation, except for transfers to affiliates of the Series C Holder (as defined under Rule 144 of the Securities Act of 1933, as amended) upon notice to the Corporation.

(13) Series C Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Series C Holders), a register for the shares of Series C Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the shares of Series C Preferred Stock have been issued, as well as the name and address of any transferee. The Corporation may treat the person in whose name any Series C Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Redemption.  As promptly as practicable following termination of any Preferred Stock Purchase Agreement or the termination of the Business Combination Agreement, in each case, in accordance with the terms and conditions thereof, but in no event more than five (5) New York business days thereafter, the shares of Series C Preferred Stock held by the Series C Holder that is party to such agreement shall be redeemed by the Corporation and the Corporation shall instruct the Escrow Agent to pay the Series C Holder, out of funds from the Escrow Account, a price per share equal to the Stated Value of Series C Preferred Stock (the “Redemption Price”). The Series C Holder shall surrender any stock certificates relating to its redeemed shares of Series C Preferred Stock promptly following termination of any Preferred Stock Purchase Agreement, but in no event later than the fifth New York business day after the receipt of such payment. Notwithstanding the foregoing, the Corporation shall not redeem any shares of Series C Preferred Stock until it shall have redeemed, and paid the Redemption Price in full on, all outstanding shares of Series B Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and Series A Preferred Stock.

(15) Waiver of Claims Against the Trust Account.  Notwithstanding anything to the contrary contained herein, no Series C Holder shall have any right, title, interest or claim of any kind (“Claim”) in or to any monies in the Trust Account (as defined below) (other than with respect to its liquidation or redemption rights as a holder of shares of Common Stock) and each Series C Holder waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Corporation and will not seek recourse against the Trust Account for any reason whatsoever. “Trust Account” means the trust account established by Continental Stock Transfer & Trust Company, as trustee, from the net proceeds of the Corporation’s initial public offering. All of the monies held in the Escrow Account shall be for the exclusive benefit of the Series A Holders, the holders of Series B Preferred Stock, the holders of Series C Preferred Stock, the holders of Series D Preferred Stock and the holders of Series E Preferred Stock in the event that the transactions contemplated by the Business Combination Agreement are not consummated prior to the termination of such agreement or the termination of the Preferred Stock Purchase Agreement.

(16) Stockholder Matters.  To the extent permitted by these Articles of Incorporation, any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the rules and regulations of the Principal Market, the VSCA, these Articles of Incorporation or otherwise with respect to the issuance of the shares of Series C Preferred Stock may be effected by written consent of the

Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the Principal Market and the VSCA. This provision is intended to comply with the applicable sections of the VSCA permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(v) Series D Preferred Stock.

(1) Additional Definitions.  For purposes of this subsection (ii), the following terms shall have the following meanings:

(A) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions.

(B) “Stated Value” means One Thousand U.S. Dollars ($1,000).

(2) Dividends.  The holders of outstanding shares of Series D Preferred Stock (each a “Series D Holder” and collectively, the “Series D Holders”) shall not be entitled to receive any dividends. No dividends may be paid to holders of Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series E Preferred Stock or any other class of capital stock of the Corporation, while any shares of Series D Preferred Stock remain outstanding.

(3) Assumption.  The Corporation shall not consolidate or merge with or into any other Person (a “Merger Transaction”) without the consent of the Required Series D Holders, provided, however, that no Required Series D Holders consent shall be required in connection with the Reincorporation Merger (as defined in the Business Combination Agreement) or the Share Exchange (as defined in the Business Combination Agreement). Upon the occurrence of any Merger Transaction, other than the Share Exchange, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Merger Transaction, the provisions of these Articles of Incorporation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under these Articles of Incorporation with the same effect as if such Successor Entity had been named as the Corporation herein.

(4) Voting Rights.  Except as otherwise provided herein or required by law, each Series D Holder shall not be entitled to any voting rights. To the extent the Series D Holders are entitled to voting rights, the Series D Holders shall vote as a single class on all matters required by law or by the terms hereof to be submitted to a vote of the Series D Holders.

(5) Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Series D Holders shall be entitled to receive in cash, out of the assets of the Corporation, including all amounts on deposit in the Escrow Account, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), subject to paragraph 15 below, before any amount shall be paid to the holders of any Common Stock (other than payments to the holders of Common Stock from the Trust Account (as defined below) pursuant to these Articles of Incorporation), Series A Preferred Stock, Series C Preferred Stock or any other capital stock of the Corporation (other than the Series B Preferred Stock and the Series E Preferred Stock which shall be pari passu) in respect of the preferences as to distributions and payments on the Liquidation Event, an amount per share of Series D Preferred Stock equal to the Stated Value plus a pro rata share of the interest earned on the funds in the Escrow Account (based on the number of outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock); provided, however, that if the Liquidation Funds are insufficient to pay the full amount due to the Series D Holders, the holders of Series B Preferred Stock (the “Series B Holders”) and the holders of Series E Preferred Stock (the “Series E Holders”, and together with the Series B Holders, the “Pari Passu Holders”), then the Pari Passu Holders shall share ratably in any distribution of the Liquidation Funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. To the extent necessary, the Corporation shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Series D Holders and the Pari Passu Holders in accordance with this Section. All the preferential amounts to be paid to the Series D Holders and the Pari Passu Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to, the holders of shares of other classes or series of preferred stock of the Corporation junior in rank to the Series D Preferred Stock, Series B Preferred Stock and the Series E Preferred Stock, including the Series A Preferred Stock and the Series C Preferred Stock, in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event.

(6) Preferred Rank.  All shares of Series D Preferred Stock shall rank pari passu with all shares of Series B Preferred Stock and Series E Preferred Stock, including with respect to redemption, as provided in paragraph 14 hereof. All shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series B Preferred Stock and Series E Preferred Stock) shall be of junior rank to all shares of Series D Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation). The rights of the shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series B Preferred Stock and Series E Preferred Stock) shall be subject to the preferences and relative rights of the shares of Series D Preferred Stock.

(7) Consent of Required Series D Holders.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of these Articles of Incorporation, the affirmative vote at a meeting duly called for such purpose or the written consent of the Required Series D Holders, shall be required before the Corporation may, directly or indirectly: (a) amend or repeal any provision of, or add any provision to, these Articles of Incorporation or bylaws, or file any articles of amendment, certificate of designations (or amendments thereto), preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the shares of Series D Preferred Stock, regardless of whether any such action shall be by means of amendment to these Articles of Incorporation or by merger, consolidation or otherwise; (b) amend or modify in any manner the Business Combination Agreement, or grant any waiver thereunder, if such amendment, modification or waiver would give the Series D Holder the right to terminate the Preferred Stock Purchase Agreement pursuant to Section 5.2(b)(iii) thereof; (c) increase or decrease the authorized number of shares of Series D Preferred Stock; (d) prior to the cancellation of all shares of Series D Preferred Stock as provided herein, purchase or redeem or pay or declare any dividend or pay any dividends on Common Stock, shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series E Preferred Stock, or any other capital stock of the Corporation (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation); (e) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over, or is on a parity with, the shares of Series D Preferred Stock (other than the Series B Preferred Stock or Series E Preferred Stock) with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Corporation or (f) amend, modify or grant any waiver under the Escrow Agreement.

(8) Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series D Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Series D Holder to the Corporation in customary form and, if requested by the Corporation, the posting of reasonable bond or other security, and, in the case of mutilation, upon surrender and cancellation of such preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

(9) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  Except as otherwise provided herein, the remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Series D Holder’s right to pursue actual or consequential damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation. The Corporation covenants to each Series D Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Series D Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Series D Holders and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Series D Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(10) Failure or Indulgence Not Waiver.  No failure or delay on the part of a Series D Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice.  Whenever notice or other communication is required to be given to a Series D Holder under these Articles of Incorporation, unless otherwise provided herein, such notice shall be given at such address of such Series D Holder set forth on the books and records of the Corporation or at such other address delivered to the Corporation by such Series D Holder in writing from time to time.

(12) Transfer of Shares of Series D Preferred Stock.  A Series D Holder may not transfer, assign, sell or convey the shares of Series D Preferred Stock or any of the accompanying rights hereunder without the prior written consent of the Corporation, except for transfers to affiliates of the Series D Holder (as defined under Rule 144 of the Securities Act of 1933, as amended) upon notice to the Corporation.

(13) Series D Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Series D Holders), a register for the shares of Series D Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the shares of Series D Preferred Stock have been issued, as well as the name and address of any transferee. The Corporation may treat the person in whose name any Series D Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Redemption.  As promptly as practicable following termination of any Preferred Stock Purchase Agreement or the termination of the Business Combination Agreement, in each case, in accordance with the terms and conditions thereof, but in no event more than five (5) New York business days thereafter, the shares of Series D Preferred Stock held by the Series D Holder that is party to such agreement shall be redeemed by the Corporation and the Corporation shall instruct the Escrow Agent to pay the Series D Holder, out of funds from the Escrow Account, a price per share equal to the Stated Value of Series D Preferred Stock plus a pro rata share of the interest earned on the funds in the Escrow Account with respect thereto (based on the number of outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock) (the “Redemption Price”). The Series D Holder shall surrender any stock certificates relating to its redeemed shares of Series D Preferred Stock promptly following termination of any Preferred Stock Purchase Agreement, but in no event later than the fifth New York business day after the receipt of such payment. The Corporation shall not redeem any shares of Series A Preferred Stock or Series C Preferred Stock until it shall have redeemed, and paid the Redemption Price in full on, all outstanding shares of Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock.

(15) Waiver of Claims Against the Trust Account.  Notwithstanding anything to the contrary contained herein, no Series D Holder shall have any right, title, interest or claim of any kind (“Claim”) in or to any monies in the Trust Account (as defined below) (other than with respect to its liquidation or redemption rights as a holder of shares of Common Stock) and each Series D Holder waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Corporation and will not seek recourse against the Trust Account for any reason whatsoever. “Trust Account” means the trust account established by Continental Stock Transfer & Trust Company, as trustee, from the net proceeds of the Corporation’s initial public offering. All of the monies held in the Escrow Account shall be for the exclusive benefit of the Series A Holders, the holders of Series D Preferred Stock, the holders of Series C Preferred Stock, the holders of Series B Preferred Stock and the holders of Series E Preferred Stock in the event that the transactions contemplated by the Business Combination Agreement are not consummated prior to the termination of such agreement or the termination of the Preferred Stock Purchase Agreement.

(16) Stockholder Matters.  To the extent permitted by these Articles of Incorporation, any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the rules and regulations of the Principal Market, the VSCA, these Articles of Incorporation or otherwise with respect to the issuance of the shares of Series D Preferred Stock may be effected by written consent of the Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the Principal Market and the VSCA. This provision is intended to comply with the applicable sections of the VSCA permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

(vi) Series E Preferred Stock.

(1) Additional Definitions.  For purposes of this subsection (ii), the following terms shall have the following meanings:

(A) “Liquidation Event” means the voluntary or involuntary liquidation, dissolution or winding up of the Corporation or such Subsidiaries the assets of which constitute all or substantially all of the assets of the business of the Corporation and its Subsidiaries taken as a whole, in a single transaction or series of transactions.

(B) “Stated Value” means One Thousand U.S. Dollars ($1,000).

(2) Dividends.  The holders of outstanding shares of Series E Preferred Stock (each a “Series E Holder” and collectively, the “Series E Holders”) shall not be entitled to receive any dividends. No dividends may be paid to holders of Common Stock, Series A Preferred Stock, Series C Preferred Stock, Series B Preferred Stock, Series D Preferred Stock or any other class of capital stock of the Corporation, while any shares of Series E Preferred Stock remain outstanding.

(3) Assumption.  The Corporation shall not consolidate or merge with or into any other Person (a “Merger Transaction”) without the consent of the Required Series E Holders, provided, however, that no Required Series E Holders consent shall be required in connection with the Reincorporation Merger (as defined in the Business Combination Agreement) or the Share Exchange (as defined in the Business Combination Agreement). Upon the occurrence of any Merger Transaction, other than the Share Exchange, the Successor Entity shall succeed to, and be substituted for (so that from and after the date of such Merger Transaction, the provisions of these Articles of Incorporation referring to the “Corporation” shall refer instead to the Successor Entity), and may exercise every right and power of the Corporation and shall assume all of the obligations of the Corporation under these Articles of Incorporation with the same effect as if such Successor Entity had been named as the Corporation herein.

(4) Voting Rights.  Except as otherwise provided herein or required by law, each Series D Holder shall not be entitled to any voting rights. To the extent the Series E Holders are entitled to voting rights, the Series E Holders shall vote as a single class on all matters required by law or by the terms hereof to be submitted to a vote of the Series E Holders.

(5) Liquidation, Dissolution, Winding-Up.  In the event of a Liquidation Event, the Series E Holders shall be entitled to receive in cash, out of the assets of the Corporation, including all amounts on deposit in the Escrow Account, whether from capital or from earnings available for distribution to its stockholders (the “Liquidation Funds”), subject to paragraph 15 below, before any amount shall be paid to the holders of any Common Stock (other than payments to the holders of Common Stock from the Trust Account (as defined below) pursuant to these Articles of Incorporation), Series A Preferred Stock, Series C Preferred Stock or any other capital stock of the Corporation (other than the Series B Preferred Stock and the Series D Preferred Stock which shall be pari passu) in respect of the preferences as to distributions and payments on the Liquidation Event, an amount per share of Series E Preferred Stock equal to the Stated Value plus a pro rata share of the interest earned on the funds in the Escrow Account (based on the number of outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock); provided, however, that if the Liquidation Funds are insufficient to pay the full amount due to the Series E Holders, the holders of Series B Preferred Stock (the “Series B Holders”) and the holders of Series D Preferred Stock (the “Series D Holders”, and together with the Series B Holders, the “Pari Passu Holders”), then the Pari Passu Holders shall share ratably in any distribution of the Liquidation Funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. To the extent necessary, the Corporation shall cause such actions to be taken by any of its Subsidiaries so as to enable, to the maximum extent permitted by law, the proceeds of a Liquidation Event to be distributed to the Series E Holders and the Pari Passu Holders in accordance with this Section. All the preferential amounts to be paid to the Series D Holders and the Pari Passu Holders under this Section shall be paid or set apart for payment before the payment or setting apart for payment of any amount for, or the distribution of any Liquidation Funds of the Corporation to, the holders of shares of other classes or series of preferred stock of the Corporation junior in rank to the Series E Preferred Stock, Series B Preferred Stock and the Series D Preferred Stock, including the Series A Preferred Stock and the Series C Preferred Stock, in connection with a Liquidation Event as to which this Section applies. The purchase or redemption by the Corporation of stock of any class, in any manner permitted by law, shall not, for the purposes hereof, be regarded as a Liquidation Event.

(6) Preferred Rank.  All shares of Series E Preferred Stock shall rank pari passu with all shares of Series B Preferred Stock and Series D Preferred Stock, including with respect to redemption, as provided in paragraph 14 hereof. All shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series B Preferred Stock and Series D Preferred Stock) shall be of junior rank to all shares of Series E Preferred Stock with respect to the preferences as to distributions and payments upon a Liquidation Event (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation). The rights of the shares of Common Stock, Series A Preferred Stock, Series C Preferred Stock and other capital stock of the Corporation (other than the Series B Preferred Stock and Series D Preferred Stock) shall be subject to the preferences and relative rights of the shares of Series E Preferred Stock.

(7) Consent of Required Series E Holders.  In addition to any other rights provided by law, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of these Articles of Incorporation, the affirmative vote at a meeting duly called for such purpose or the written consent of the Required Series E Holders, shall be required before the Corporation may, directly or indirectly: (a) amend or repeal any provision of, or add any provision to, these Articles of Incorporation or bylaws, or file any articles of amendment, certificate of designations (or amendments thereto), preferences, limitations and relative rights of any series of preferred stock, if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of the shares of Series E Preferred Stock, regardless of whether any such action shall be by means of amendment to these Articles of Incorporation or by merger, consolidation or otherwise; (b) amend or modify in any manner the Business Combination Agreement, or grant any waiver thereunder, if such amendment, modification or waiver would give the Series E Holder the right to terminate the Preferred Stock Purchase Agreement pursuant to Section 5.2(b)(iii) thereof; (c) increase or decrease the authorized number of shares of Series E Preferred Stock; (d) prior to the cancellation of all shares of Series E Preferred Stock as provided herein, purchase or redeem or pay or declare any dividend or pay any dividends on Common Stock, shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock or Series D Preferred Stock, or any other capital stock of the Corporation (other than payments to the holders of Common Stock from the Trust Account pursuant to these Articles of Incorporation); (e) create or authorize (by reclassification or otherwise) any new class or series of shares that has a preference over, or is on a parity with, the shares of Series E Preferred Stock (other than the Series B Preferred Stock or Series D Preferred Stock) with respect to dividends or the distribution of assets on the liquidation, dissolution or winding up of the Corporation or (f) amend, modify or grant any waiver under the Escrow Agreement.

(8) Lost or Stolen Certificates.  Upon receipt by the Corporation of evidence reasonably satisfactory to the Corporation of the loss, theft, destruction or mutilation of any preferred stock certificates representing the shares of Series E Preferred Stock, and, in the case of loss, theft or destruction, of an indemnification undertaking by the Series E Holder to the Corporation in customary form and, if requested by the Corporation, the posting of reasonable bond or other security, and, in the case of mutilation, upon surrender and cancellation of such preferred stock certificate(s), the Corporation shall execute and deliver new preferred stock certificate(s) of like tenor and date.

(9) Remedies, Characterizations, Other Obligations, Breaches and Injunctive Relief.  Except as otherwise provided herein, the remedies provided in these Articles of Incorporation shall be cumulative and in addition to all other remedies available under these Articles of Incorporation, at law or in equity (including a decree of specific performance and/or other injunctive relief). No remedy contained herein shall be deemed a waiver of compliance with the provisions giving rise to such remedy. Nothing herein shall limit a Series E Holder’s right to pursue actual or consequential damages for any failure by the Corporation to comply with the terms of these Articles of Incorporation. The Corporation covenants to each Series E Holder that there shall be no characterization concerning this instrument other than as expressly provided herein. Amounts set forth or provided for herein with respect to payments and the like (and the computation thereof) shall be the amounts to be received by the Series E Holder thereof and shall not, except as expressly provided herein, be subject to any other obligation of the Corporation (or the performance thereof). The Corporation acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to the Series E Holders and that the remedy at law for any such breach may be inadequate. The Corporation therefore agrees that, in the event of any such breach or threatened breach, the Series E Holders shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

(10) Failure or Indulgence Not Waiver.  No failure or delay on the part of a Series E Holder in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

(11) Notice.  Whenever notice or other communication is required to be given to a Series E Holder under these Articles of Incorporation, unless otherwise provided herein, such notice shall be given at such address of such Series E Holder set forth on the books and records of the Corporation or at such other address delivered to the Corporation by such Series E Holder in writing from time to time.

(12) Transfer of Shares of Series E Preferred Stock.  A Series E Holder may not transfer, assign, sell or convey the shares of Series E Preferred Stock or any of the accompanying rights hereunder without the prior written consent of the Corporation, except for transfers to affiliates of the Series E Holder (as defined under Rule 144 of the Securities Act of 1933, as amended) upon notice to the Corporation.

(13) Series E Preferred Stock Register.  The Corporation shall maintain at its principal executive offices (or such other office or agency of the Corporation as it may designate by notice to the Series E Holders), a register for the shares of Series E Preferred Stock, in which the Corporation shall record the name and address of the persons in whose name the shares of Series E Preferred Stock have been issued, as well as the name and address of any transferee. The Corporation may treat the person in whose name any Series E Preferred Stock is registered on the register as the owner and holder thereof for all purposes, notwithstanding any notice to the contrary, but in all events recognizing any properly made transfers.

(14) Redemption.  As promptly as practicable following termination of any Preferred Stock Purchase Agreement or the termination of the Business Combination Agreement, in each case, in accordance with the terms and conditions thereof, but in no event more than five (5) New York business days thereafter, the shares of Series E Preferred Stock held by the Series E Holder that is party to such agreement shall be redeemed by the Corporation and the Corporation shall instruct the Escrow Agent to pay the Series E Holder, out of funds from the Escrow Account, a price per share equal to the Stated Value of Series E Preferred Stock plus a pro rata share of the interest earned on the funds in the Escrow Account with respect thereto (based on the number of outstanding shares of Series A Preferred Stock, Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock) (the “Redemption Price”). The Series E Holder shall surrender any stock certificates relating to its redeemed shares of Series E Preferred Stock promptly following termination of any Preferred Stock Purchase Agreement, but in no event later than the fifth New York business day after the receipt of such payment. The Corporation shall not redeem any shares of Series A Preferred Stock or Series C Preferred Stock until it shall have redeemed, and paid the Redemption Price in full on, all outstanding shares of Series D Preferred Stock, Series B Preferred Stock and Series E Preferred Stock.

(15) Waiver of Claims Against the Trust Account.  Notwithstanding anything to the contrary contained herein, no Series E Holder shall have any right, title, interest or claim of any kind (“Claim”) in or to any monies in the Trust Account (as defined below) (other than with respect to its liquidation or redemption rights as a holder of shares of Common Stock) and each Series E Holder waives any Claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Corporation and will not seek recourse against the Trust Account for any reason whatsoever. “Trust Account” means the trust account established by Continental Stock Transfer & Trust Company, as trustee, from the net proceeds of the Corporation’s initial public offering. All of the monies held in the Escrow Account shall be for the exclusive benefit of the Series A Holders, the holders of Series E Preferred Stock, the holders of Series C Preferred Stock, the holders of Series B Preferred Stock and the holders of Series D Preferred Stock in the event that the transactions contemplated by the Business Combination Agreement are not consummated prior to the termination of such agreement or the termination of the Preferred Stock Purchase Agreement.

(16) Stockholder Matters.  To the extent permitted by these Articles of Incorporation, any stockholder action, approval or consent required, desired or otherwise sought by the Corporation pursuant to the rules and regulations of the Principal Market, the VSCA, these Articles of Incorporation or otherwise with respect to the issuance of the shares of Series E Preferred Stock may be effected by written consent of the Corporation’s stockholders or at a duly called meeting of the Corporation’s stockholders, all in accordance with the applicable rules and regulations of the Principal Market and the VSCA. This provision is intended to comply with the applicable sections of the VSCA permitting stockholder action, approval and consent affected by written consent in lieu of a meeting.

ARTICLE 5
DURATION

Notwithstanding anything contained in these Articles of Incorporation or the Bylaws of the Corporation to the contrary, to the fullest extent permitted by law, the following Sections A through C shall govern the management of the business and the conduct of the affairs of the Corporation and create, define, limit and regulate the powers of the Corporation and its directors and shareholders during the period commencing upon the filing of these Articles of Incorporation and terminating upon the consummation of any Business Combination. In addition to any affirmative vote required by law, if any, during the Target Business Acquisition Period, the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provisions inconsistent with this Article 5. A “Business Combination” shall mean the acquisition by the Corporation of one or more operating business whose fair market value, individually or collectively, is equal to at least 80% of the Trust Fund plus the proceeds of the Co-Investment (excluding deferred underwriting discounts and commissions) (each, a “Target Business”) through a merger, stock exchange, asset acquisition, reorganization or similar business combination. The “Target Business Acquisition Period” shall mean the period from the filing of these Articles of Incorporation up to and including the first to occur of (a) a Business Combination or (b) the Termination Date. The “Co-Investment” shall mean the Units with respect to Parent issued pursuant to the Sponsors’ Warrants and Co-Investment

Units Subscription Agreement dated as of August 9, 2007, between Parent and certain investors in Parent immediately prior to the consummation of a Business Combination.

A. Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its shareholders for approval in accordance with this Section A regardless of whether the Business Combination is of a type which normally would require such shareholder approval under the VSCA or other applicable law. In addition to any affirmative vote required by law, if any, the affirmative vote of at least a majority in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required for the Corporation to consummate any Business Combination. Notwithstanding receipt of shareholder approval as required by this Section A. From and after the Reincorporation Merger, the Corporation shall not consummate a Business Combination if 30% or more of those shares of Common Stock into which Parent IPO Shares shall have been converted in the Reincorporation Merger exercise (or pursuant to Article 4 are deemed to have exercised) their option to require the Corporation to redeem the shares of Common Stock held by them in accordance with Section B(ii) of Article 4.

B. In the event that the Corporation does not consummate a Business Combination by the later of (i) 30 months after the consummation of the IPO or (ii) 36 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to consummate a Business Combination was executed but no Business Combination was consummated within such 30 month period (such later date being referred to as the “Termination Date”), to the fullest extent permitted by law, the Board of Directors shall consider the dissolution of the Corporation and, if the Board of Directors should deem a dissolution of the Corporation advisable in their judgment, a resolution to that effect shall be adopted by a majority of the whole Board of Directors, cause notice to be mailed to each shareholder of the Corporation entitled to vote thereon of the adoption of such resolution and of a meeting of shareholders of the Corporation to take action upon such resolution in accordance with the VSCA (the “Dissolution Meeting”). If the shareholders of the Corporation so elect, the Board shall file articles of dissolution with the Virginia State Corporations Commission in compliance with Section 13.1-743 of the VSCA. To the fullest extent permitted by law and regardless of whether such action is of a type which normally would require such shareholder approval under the VSCA or other applicable law, the Board of Directors shall also submit a plan of distribution providing for the disposition of claims and meeting the requirements of Sections 13.1-746, 13.1-746.1 or 13.1-746.2 of the VSCA and the Trust Agreement (a “Plan of Distribution”) to the shareholders of the Corporation for approval at the Dissolution Meeting. As soon as practicable following the full performance of the Plan of Distribution, the Board of Directors shall cause the Corporation to file articles of termination pursuant to Section 13.1-750 of the VSCA.

C. From and after the Reincorporation Merger, pursuant to the Trust Agreement and the terms of this Article 5, a holder of Common Stock shall be entitled to receive distributions from the Trust Fund only in the event of a dissolution of the Corporation and a liquidation of the Trust Fund in accordance with the terms of the Trust Agreement and/or in the event such holder exercises (or pursuant to Article 4 is deemed to have exercised) its option to cause the Corporation to redeem all of its shares of Common Stock in accordance with Section B(ii) of Article 4.

ARTICLE 6
PREEMPTIVE RIGHTS

Except as may be set forth in any written agreement between the Corporation and one or more of its shareholders, no holder of outstanding shares of any class shall have any preemptive right with respect to (a) any shares of any class of the Corporation, whether now or hereafter authorized, (b) any warrants, rights or options to purchase any such shares, or (c) any obligations convertible into or exchangeable for any such shares or into warrants, rights or options to purchase any such shares.

ARTICLE 7
BYLAWS

In furtherance of and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

ARTICLE 8
AMENDMENT LIMITATION

Except as otherwise provided in these Articles of Incorporation, any amendment to these Articles of Incorporation shall be made in accordance with Section 13.1-707 of the VSCA; provided, however, that such amendment may be approved by the holders of a majority in voting power of the then outstanding shares of capital stock of each voting group entitled to vote on the amendment.

ARTICLE 9
SHAREHOLDER ACTION WITHOUT A MEETING

Prior to the consummation of a Business Combination, any action that is required or permitted to be adopted or taken at a shareholders’ meeting may be adopted or taken by all the shareholders entitled to vote on the action if evidenced as contemplated by, and otherwise in accordance with, Section 13.1-657 of the VSCA. From and after the consummation of a Business Combination, any action required or permitted to be adopted or taken at a shareholders’ meeting may be adopted or taken without a meeting, and without prior notice, if consents in writing setting forth the action so adopted or taken are signed by the holders of outstanding shares having not less than the minimum number of votes that would be required to adopt or take the action at a meeting at which all shares entitled to vote on the action were present and voted, if evidenced as contemplated by, and otherwise in accordance with, Section 13.1-657 of the VSCA.

ARTICLE 10
SHAREHOLDER APPROVAL OF FUNDAMENTAL TRANSACTIONS

Except as otherwise provided in these Articles of Incorporation, a plan of merger or share exchange required to be approved by the shareholders of the Corporation pursuant to Section 13.1-718 of the VSCA may be approved by the affirmative vote of the holders of a majority in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote on the plan, voting together as a single class.

ARTICLE 11
ELECTIONS UNDER VIRGINIA STOCK CORPORATION ACT

Pursuant to Section 13.1-727.B.4 of the VSCA, the Corporation shall not be governed by Article 14 (Affiliated Transactions) of the VSCA. Pursuant to Section 13.1-728.2 of the VSCA, Article 14.1 (Control Share Acquisitions) of the VSCA shall not apply to acquisitions of shares of the Corporation.

Annex G

BY-LAWS
OF
LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

ARTICLE I.

Meetings of Shareholders.

1.1 Places of Meetings.  All meetings of the shareholders shall be held at such place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors.

1.2 Annual Meetings.  An annual meeting of the shareholders shall be held each year for the election of Directors and transaction of such other business as may come before the meeting. The date, time and place of the annual meeting may be determined by resolution of the Board of Directors or as set by the Chief Executive Officer of the Corporation.

1.3 Special Meetings.  A special meeting of the shareholders for any purpose or purposes may be called at any time by the Chairman of the Board, the Vice-Chairman of the Board or the Chief Executive Officer, by a majority of the Board of Directors, or by shareholders together holding at least a majority of the number of shares of the Corporation at the time outstanding and entitled to vote with respect to the business to be transacted at such meeting. At a special meeting no business shall be transacted and no corporate action shall be taken other than that stated in the notice of the meeting.

1.4 Notice of Meetings.  Written or printed notice stating the place, day and hour of every meeting of the shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given in accordance with the Virginia Stock Corporation Act (the “Act”) not less than ten nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at such meeting. Such further notice shall be given as may be required by law, but meetings may be held without notice if all the shareholders entitled to vote at the meeting are present in person or by proxy or if notice is waived in writing by those not present, either before or after the meeting.

1.5 Quorum.  Any number of shareholders together holding at least a majority of the outstanding shares of capital stock entitled to vote with respect to the business to be transacted, who shall be present in person or represented by proxy at any meeting duly called, shall constitute a quorum for the transaction of business. If less than a quorum shall be in attendance at the time for which a meeting shall have been called, the meeting may be adjourned from time to time by a majority of the shareholders present or represented by proxy without notice other than by announcement at the meeting.

1.6 Voting.  Unless otherwise provided in the articles of incorporation, at any meeting of the shareholders each shareholder of a class entitled to vote on any matter coming before the meeting shall, as to such matter, have one vote, in person or by proxy, for each share of capital stock of such class standing in his name on the books of the Corporation on the date, not more than 70 days prior to such meeting, fixed by the Board of Directors as the record date for the purpose of determining shareholders entitled to vote. Every proxy shall be in writing, dated and signed by the shareholder entitled to vote or his duly authorized attorney-in-fact.

1.7 Action Without Meeting.  Action required or permitted by the Act to be taken at a shareholders’ meeting may be taken without a meeting and without action by the Board of Directors if the action is taken by shareholders having the number of shares required to approve the action. The action shall be evidenced by one or more written consents describing the action taken, signed by the requisite number of shareholders required to approve the action, and delivered to the Secretary of the corporation for inclusion in the minutes or filing with the corporate records. Any action taken by such written consent shall be effective according to its terms when all consents are in the possession of the corporation. Action taken under this paragraph is effective as of the date specified therein provided the consent states the date of execution by each shareholder.

1.8 Inspectors.  An appropriate number of inspectors for any meeting of shareholders may be appointed by the Chairman of such meeting. Inspectors so appointed will open and close the polls, will receive and take charge of proxies and ballots, and will decide all questions as to the qualifications of voters, validity of proxies and ballots, and the number of votes properly cast.

ARTICLE II.

Directors.

2.1 General Powers.  The property, affairs and business of the Corporation shall be managed under the direction of the Board of Directors, and, except as otherwise expressly provided by law, the articles of incorporation or these By-laws, all of the powers of the Corporation shall be vested in such Board.

2.2 Number of Directors.  The number of Directors constituting the Board of Directors shall be set from time to time by the Board of Directors.

2.3 Election and Removal of Directors; Quorum.

(a) Directors shall be elected at each annual meeting of shareholders to succeed those Directors whose terms have expired and to fill any vacancies then existing.

(b) Directors shall hold their offices for terms of one year and until their successors are elected. Any Director may be removed from office by the vote of shareholders holding not less than a majority of the shares entitled to vote at an election of Directors.

(c) Any vacancy occurring in the Board of Directors (including newly created directorships resulting from any increase in the authorized number of Directors) may be filled by a majority of the Directors then in office, though less than a quorum, or by a sole remaining Director, or by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote at an election of Directors, and the term of office of any Director so elected shall expire at the next shareholders’ meeting at which directors are elected.

(d) A majority of the number of Directors then in office shall constitute a quorum for the transaction of business. The act of a majority of Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. Less than a quorum may adjourn any meeting.

2.4 Meetings of Directors.  An annual meeting of the Board of Directors shall be held as soon as practicable after the adjournment of the annual meeting of shareholders at such place as the Board may designate. Other meetings of the Board of Directors shall be held at places within or without the Commonwealth of Virginia and at times fixed by resolution of the Board, or upon the call of the Chairman of the Board, the Vice-Chairman of the Board, the Chief Executive Officer or a majority of the Directors. The Secretary or officer performing the Secretary’s duties shall give not less than twenty-four hours’ notice of all meetings of the Board of Directors, with such notice to be given in any manner authorized by the Act, provided that notice need not be given of the annual meeting or of regular meetings held at times and places fixed by resolution of the Board. Meetings may be held at any time without notice if all of the Directors are present, or if those not present waive notice in writing either before or after the meeting. The notice of meetings of the Board need not state the purpose of the meeting.

2.5 Action Without Meeting.  Action required or permitted by the Act to be taken at a Board of Directors’ meeting may be taken without a meeting if the action is taken by all members of the Board. The action shall be evidenced by one or more written consents stating the action taken, signed by each director either before or after the action taken, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this paragraph is effective when the last director signs the consent unless the consent specifies a different effective date, in which event the action taken is effective as of the date specified therein provided the consent states the date of execution by each director.

2.6 Compensation.  By resolution of the Board, Directors may be allowed a fee and expenses for attendance at all meetings, but nothing herein shall preclude Directors from serving the Corporation in other capacities and receiving compensation for such other services.

ARTICLE III.

Committees.

3.1 Committees.  The Board of Directors, by resolution adopted by a majority of the number of Directors then in office, may establish such standing or special committees of the Board as it may deem advisable, consisting of not less than two Directors; and the members, terms and authority of such committees shall be as set forth in the resolutions establishing the same.

3.2 Meetings.  Regular and special meetings of any Committee established pursuant to this Article may be called and held subject to the same requirements with respect to time, place and notice as are specified in these By-laws for regular and special meetings of the Board of Directors.

3.3 Quorum and Manner of Acting.  A majority of the members of any Committee serving at the time of any meeting thereof shall constitute a quorum for the transaction of business at such meeting. The action of a majority of those members present at a Committee meeting at which a quorum is present shall constitute the act of the Committee.

3.4 Term of Office.  Members of any Committee shall be elected as above provided and shall hold office until their successors are elected by the Board of Directors or until such Committee is dissolved by the Board of Directors.

3.5 Resignation and Removal.  Any member of a Committee may resign at any time by giving written notice of his intention to do so to the President or the Secretary of the Corporation, or may be removed, with or without cause, at any time by such vote of the Board of Directors as would suffice for his election.

3.6 Vacancies.  Any vacancy occurring in a Committee resulting from any cause whatever may be filled by a majority of the number of Directors fixed by these By-laws.

ARTICLE IV.

Officers.

4.1 Election of Officers; Terms.  The officers of the Corporation shall be elected by the Board of Directors and may include a Chairman of the Board, a Chief Executive Officer, a President, a Secretary, a Treasurer, one or more Vice-Presidents, and assistant and subordinate officers. All officers shall hold office until the next annual meeting of the Board of Directors and until their successors are elected. Any two officers may be combined in the same person as the Board of Directors may determine.

4.2 Removal of Officers; Vacancies.  Any officer of the Corporation may be removed summarily with or without cause, at any time, by the Board of Directors. Vacancies may be filled by the Board of Directors.

4.3 Duties.  The officers of the Corporation shall have such duties as generally pertain to their offices, respectively, as well as such powers and duties as are prescribed by law or are hereinafter provided or as from time to time shall be conferred by the Board of Directors.

4.4 Chairman of the Board.  The Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors and of the stockholders at which he shall be present. He shall have and may exercise such powers as are, from time to time, assigned to him by the Board of Directors and as may be provided by law.

4.5 The Chief Executive Officer.  The chief executive officer shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at each meeting of the Board of Directors or the shareholders, unless the Chairman of the Board has been elected and is present.

4.5 The President.  The president, if one shall have been elected, shall be the chief operating officer of the corporation and shall report to the Chief Executive Officer. He shall direct the daily activities of the corporation in accordance with the policies and objectives established by the Board of Directors and Chief Executive Officer. He shall, in the absence of the Chairman of the Board (if any) and the Chief Executive Officer, preside at each meeting of the Board of Directors or the shareholders. He shall perform all duties incident to the office of President and such other duties as may from time to time be assigned to him by the Chief Executive Officer or by the Board of Directors. The office of President and the office of Chief Executive Officer may be held by the same or different individuals, in which case the Board of Directors shall assign to each such officer the duties to be performed by him or her.

4.6 Vice Presidents.  In the absence of the president or in the event of his inability or refusal to act, the vice-president, if any (or in the event there be more than one vice-president, the vice-presidents in the order designated by the directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-presidents shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

4.7 The Secretary and Assistant Secretary.  The secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings of the meetings of the corporation and of the Board of Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors or president, under whose supervision he shall be. He shall have custody of the corporate seal of the corporation and he, or an assistant secretary, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by his signature or by the signature of such assistant secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his signature.

The assistant secretary, or if there be more than one, the assistant secretaries in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

4.8 The Treasurer and Assistant Treasurers.  The treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the president and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as treasurer and of the financial condition of the corporation. If required by the Board of Directors, he shall give the corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

The assistant treasurer, or if there shall be more than one, the assistant treasurers in the order determined by the Board of Directors (or if there be no such determination, then in the order of their election) shall, in the absence of the treasurer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the treasurer and shall perform such other duties and have such other powers as the Board of Directors may from time to time prescribe.

4.9 Compensation.  The Board of Directors shall have authority to fix the compensation of all officers of the Corporation.

ARTICLE V.

Capital Stock.

5.1 Certificates.  The shares of capital stock of the Corporation may, but need not be, evidenced by certificates in forms prescribed by the Board of Directors and executed in any manner permitted by law and stating thereon the information required by law. Transfer agents and/or registrars for one or more classes of shares of the Corporation may be appointed by the Board of Directors and may be required to countersign certificates representing shares of such class or classes. If any officer whose signature or facsimile thereof shall have been used on a share certificate shall for any reason cease to be an officer of the Corporation and such certificate shall not then have been delivered by the Corporation, the Board of Directors may nevertheless adopt such certificate and it may then be issued and delivered as though such person had not ceased to be an officer of the Corporation.

5.2 Lost, Destroyed and Mutilated Certificates.  Holders of the shares of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion cause one or more new certificates for the same number of shares in the aggregate to be issued to such shareholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction, and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

5.3 Transfer of Shares.  The shares of the Corporation shall be transferable or assignable only on the books of the Corporation by the holder in person or by attorney on surrender of the certificate for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation. The Corporation will recognize, however, the exclusive right of the person registered on its books as the owner of shares to receive dividends and to vote as such owner.

5.4 Fixing Record Date.  For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other proper purpose, the Board of Directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 70 days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notices of the meeting are mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

5.5 Regulations; Book-Entry System.  The Board of Directors may make such additional rules and regulations, not inconsistent with the By-laws or the Articles of Incorporation, as it may deem expedient concerning the issue, transfer and registration of certificates for shares of stock of the Corporation. Further, the Corporation may participate in one or more systems under which certificates for shares of stock are replaced by electronic book-entry pursuant to such rules, terms and conditions as the Board of Directors may approve and subject to applicable law, notwithstanding any provisions to the contrary set forth in this Article.

ARTICLE VI.

Miscellaneous Provisions.

6.1 Seal.  The seal of the Corporation shall consist of a flat-faced circular die, of which there may be any number of counterparts, on which there shall be engraved the word “Seal” and the name of the Corporation.

6.2 Fiscal Year.  The fiscal year of the Corporation shall end on December 31, unless otherwise fixed by the Board of Directors.

6.3 Checks, Notes and Drafts.  Checks, notes, drafts and other orders for the payment of money shall be signed by such persons as the Board of Directors from time to time may authorize. When the Board of Directors so authorizes, however, the signature of any such person may be a facsimile.

6.4 Amendment of By-laws.  These By-laws be amended, altered or repealed and new By-laws adopted by a majority vote of the Board of Directors, or by the affirmative vote of a majority of the outstanding shares of capital stock entitled to vote thereon.

6.5 Voting of Shares Held.  Unless otherwise provided by resolution of the Board of Directors or of the Executive Committee, if any, the President may from time to time appoint an attorney or attorneys or agent or agents of the Corporation, in the name and on behalf of the Corporation, to cast the vote which the Corporation may be entitled to cast as a shareholder or otherwise in any corporation, partnership, limited liability company or other entity, any of whose securities may be held by the Corporation, at meetings of the holders of the shares or other securities of such corporation, partnership, limited liability company or other entity, or to consent in writing to any action by any such corporation, partnership, limited liability company or other entity; and the President shall instruct the person or persons so appointed as to the manner of casting such votes or giving such consent and may execute or cause to be executed on behalf of the Corporation, and under its corporate seal or otherwise, such written proxies, consents, waivers or other instruments as may be necessary or proper in the premises. In lieu of such appointment the President may himself attend any meetings of the holders of shares or other securities of any such corporation, partnership, limited liability company or other entity, and there vote or exercise any or all power of the Corporation as the holder of such shares or other securities of such corporation, partnership, limited liability company or other entity.

ARTICLE VII.

Emergency By-laws.

The Emergency By-laws provided in this Article VII shall be operative during any emergency, notwithstanding any different provision in the preceding Articles of these By-laws or in the Articles of Incorporation of the Corporation or in the Act (other than those provisions relating to emergency by-laws). An emergency exists if a quorum of the Corporation’s Board of Directors cannot readily be assembled because of some catastrophic event. To the extent not inconsistent with these Emergency By-laws, the By-laws provided in the preceding Articles shall remain in effect during such emergency and upon the termination of such emergency the Emergency By-laws shall cease to be operative unless and until another such emergency shall occur.

During any such emergency;

(a) Any meeting of the Board of Directors may be called by any officer of the Corporation or by any Director. The notice thereof shall specify the time and place of the meeting. To the extent feasible, notice shall be given in accord with Section 2.4 above, but notice may be given only to such of the Directors as it may be feasible to reach at the time, by such means as may be feasible at the time, including publication or radio and at a time less than twenty-four hours before the meeting if deemed necessary by the person giving notice. Notice shall be similarly given, to the extent feasible, to the other persons referred to in (b) below.

(b) At any meeting of the Board of Directors, a quorum shall consist of a majority of the number of Directors then elected. If the Directors present at any particular meeting shall be fewer than the number required for such quorum, other persons present as referred to below, to the number necessary to make up such quorum, shall be deemed Directors for such particular meeting as determined by the following provisions and in the following order of priority:

(i) Vice-Presidents not already serving as Directors, in the order of their seniority of first election to such offices, or if two or more shall have bean first elected to such offices on the same day, in the order of their seniority in age;

(ii) All other officers of the Corporation in the order of their seniority of first election to such offices, or if two or more shall have been first elected to such offices on the same day, in the order of their seniority in age; and

(iii) Any other persons that are designated on a list that shall have been approved by the Board of Directors before the emergency, such persons to be taken in such order of priority and subject to such conditions as may be provided in the resolution approving the list.

(c) The Board of Directors, during as well as before any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the Corporation shall for any reason be rendered incapable of discharging their duties.

(d) The Board of Directors, during as well as before any such emergency, may, effective in the emergency, change the principal office, or designate several alternative offices, or authorize the officers so to do.

No officer, Director or employee shall be liable for action taken in good faith in accordance with these Emergency By-laws.

These Emergency By-laws shall be subject to repeal or change by further action of the-Board of Directors or by action of the shareholders, except that no such repeal or change shall modify the provisions of the next preceding paragraph with regard to action or inaction prior to the time of such repeal or change. Any such amendment of these Emergency By-laws may make any further or different provision that may be practical and necessary for the circumstances of the emergency.

Annex H

AGREEMENT AND PLAN OF
MERGER BETWEEN
LIBERTY ACQUISITION HOLDINGS CORP. AND
LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

This Agreement and Plan of Merger (this “Plan of Merger”) is entered into as of          , 2010 by and between Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”) and Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”).

ARTICLE I

TERMS OF THE MERGER

1.1 The Reincorporation Merger.  Upon the terms and subject to the conditions of the Amended and Restated Business Combination Agreement, dated as of August 4, 2010, as amended by Amendment No. 1 on August 13, 2010, and as may be further amended from time to time (the “Agreement”), by and among Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), Liberty and Liberty Virginia, Liberty shall merge with and into Liberty Virginia (the “Reincorporation Merger”). Liberty Virginia shall be the Surviving Corporation (the “Surviving Corporation”) in the Reincorporation Merger and shall continue its corporate existence under the laws of the Commonwealth of Virginia. Upon consummation of the Reincorporation Merger, the separate corporate existence of Liberty shall terminate.

1.2 Articles of Incorporation.  The Amended and Restated Articles of Incorporation of Liberty Virginia immediately prior to the Reincorporation Merger shall be the Articles of Incorporation of the Surviving Corporation (the “Articles of Incorporation”) until thereafter amended in accordance with applicable law and the Articles of Incorporation.

1.3 Bylaws.  The Bylaws of Liberty Virginia immediately prior to the Reincorporation Merger shall be the Bylaws of the Surviving Corporation (the “Bylaws”) until thereafter amended in accordance with applicable law, the Articles of Incorporation and the Bylaws.

1.4 Directors and Officers.  The directors and officers of Liberty immediately prior to the Reincorporation Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office in accordance with the Bylaws until their respective successors are duly elected or appointed and qualified or their earlier resignation.

1.5 Effect of the Reincorporation Merger.  At and after the Reincorporation Effective Time (as defined below), the Reincorporation Merger shall have the effects set forth in this Plan of Merger, the Agreement, the Delaware General Corporation Law and the Virginia Stock Corporation Act.

ARTICLE II

CONVERSION OF SHARES AND WARRANTS

2.1 Conversion of Shares.

(a) The Reincorporation Merger shall become effective upon the later of (i) the time that is specified in the certificate of merger relating to the Reincorporation Merger to be issued by the Virginia State Corporation Commission and (ii) the time of the filing of the certificate of merger to be filed by Liberty with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law (the “Reincorporation Effective Time”). Subject to Section 2.2, at the Reincorporation Effective Time, by virtue of the Reincorporation Merger and without any action on the part of Liberty, Liberty Virginia or any holder of common stock, par value $0.0001 per share, of Liberty (the “Liberty Common Stock”) or any series of preferred stock, par value $0.0001 per share, of Liberty (the “Liberty Preferred Stock” and, together with the Liberty Common Stock, the “Liberty Capital Stock”), (i) each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of common stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Common Stock”), (ii) each share of Series A preferred stock, par value $0.0001 per share, of Liberty issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series A preferred stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series A Preferred Stock”), (iii) each share of Series B preferred stock, par value $0.0001 per share, of Liberty issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series B preferred stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series B Preferred Stock”), (iv) each share of Series C preferred stock, par value $0.0001 per share, of Liberty issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series C preferred stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series C Preferred Stock”), (v) each share of Series D preferred stock, par value $0.0001 per share, of Liberty issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series D preferred stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series D Preferred Stock”), (vi) each share of Series E preferred stock, par value $0.0001 per share, of Liberty issued and outstanding immediately prior to the Reincorporation Effective Time shall be converted into one share of Series E preferred stock, par value $0.0001 per share, of Liberty Virginia (“Liberty Virginia Series E Preferred Stock” and together with the Liberty Virginia Series A Preferred Stock, the Liberty Virginia Series B Preferred Stock, the Liberty Virginia Series C Preferred Stock and the Liberty Virginia Series D Preferred Stock, the “Liberty Virginia Preferred Stock” and collectively with the Liberty Virginia Common Stock, the “Liberty Virginia Stock”), (vii) each share of Liberty Capital Stock held in the treasury of Liberty immediately prior to the Reincorporation Effective Time shall be canceled and (viii) each share of Liberty Virginia Stock issued and outstanding or held in treasury immediately prior to the Reincorporation Effective Time shall be canceled, without consideration.

(b) All of the shares of Liberty Capital Stock converted into shares of Liberty Virginia Stock pursuant to Section 2.1(a) shall no longer be outstanding and shall automatically be canceled and shall cease to exist as of the Reincorporation Effective Time, and (i) each certificate previously representing any shares of Liberty Common Stock (a “Liberty Common Certificate”), shall thereafter represent, without the requirement of any exchange thereof, that number of shares of Liberty Virginia Common Stock into which such shares of Liberty Common Stock represented by such Liberty Common Certificate have been converted pursuant to Section 2.1(a) and (ii) each certificate previously representing any shares of Liberty Preferred Stock (a “Liberty Preferred Certificate”) shall thereafter represent, without the requirement of any exchange thereof, that number, class and series of Liberty Virginia Preferred Stock into which such shares of Liberty Preferred Stock represented by such Liberty Preferred Certificate have been converted pursuant to Section 2.1(a).

2.2 Redemptions.  Each share of Liberty Common Stock issued and outstanding immediately prior to the Reincorporation Effective Time with respect to which a stockholder of Liberty shall have (a) validly exercised its redemption rights pursuant to Article Fourth, Subsection B of the Restated Certificate of Incorporation of Liberty and (b) at or prior to the meeting of the stockholders of Liberty to be held for the purpose of, among other things, voting upon the Agreement and the transactions contemplated thereby, including the Reincorporation Merger, either tendered (and not subsequently withdrawn) its certificate(s) representing all shares of Liberty Common Stock held by such stockholder to Continental Stock Transfer & Trust Company, as trustee (the “Trustee”) or delivered (and not subsequently withdrawn) all shares of Liberty Common Stock held by such stockholder to the Trustee electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the stockholder’s option, shall be converted into shares of Liberty Virginia Common Stock which shall automatically be deemed to have exercised redemption rights pursuant to the Articles of Incorporation and, therefore, shall represent only the right to have such shares of Liberty Virginia Common Stock redeemed for cash, in an amount per share calculated in accordance with Article Fourth, Subsection B of the Restated Certificate of Incorporation of Liberty and the parallel provision in the Articles of Incorporation (the “Liberty Virginia Redemption Shares”). Following the Reincorporation Effective Time and immediately prior to the Exchange Effective Time (as defined in the Agreement), Liberty Virginia shall redeem the Liberty Virginia Redemption Shares in accordance with such provisions of the

Restated Certificate of Incorporation of Liberty and the Articles of Incorporation (which shares thereupon shall be cancelled and shall cease to exist), the redemption payment in respect of which Liberty Virginia shall have instructed the Trustee to disburse, upon completion of the Reorganization (as defined in the Agreement), directly from trust funds to the holders of the Liberty Virginia Redemption Shares. As of the consummation of the Reorganization, all such Liberty Virginia Redemption Shares shall no longer be outstanding, and each holder of any such Liberty Virginia Redemption Shares shall cease to have any rights with respect thereto, except the right to receive the cash payments referred to in the immediately preceding sentence.

2.3 Warrants.  Pursuant to Section 4.4 of the Liberty Warrant Agreement (as defined in the Agreement), Liberty and Liberty Virginia shall take all requisite action such that, at the Reincorporation Effective Time, each Liberty Warrant (as defined in the Agreement) that is outstanding shall cease to represent a right to acquire shares of Liberty Common Stock and shall thereafter automatically be a warrant to acquire a number of shares of Liberty Virginia Common Stock equal to the number of shares of Liberty Common Stock subject to such Liberty Warrant immediately prior to the Reincorporation Effective Time on the same terms and conditions and otherwise subject to the provisions of the Liberty Warrant Agreement.

ARTICLE III

MODIFICATIONS AND TERMINATION

Subject to the limitations of Section 13.1-716 and 13.1-718 of the Virginia Stock Corporation Act and Section 251(d) of the Delaware General Corporation Law, this Plan of Merger may be amended, modified or abandoned at any time prior to the Reincorporation Effective Time by action taken or authorized by the Board of Directors of each of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Plan of Merger to be executed by their respective officers thereunto duly authorized as of the date first above written.

LIBERTY ACQUISITION HOLDINGS CORP.

By:
Name:
Title:

LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.

By:
Name:
Title:

Annex I

PLAN OF SHARE EXCHANGE
BETWEEN
LIBERTY ACQUISITION HOLDINGS VIRGINIA, INC.
AND
PROMOTORA DE INFORMACIONES, S.A.

Pursuant to this Plan of Share Exchange (this “Plan of Share Exchange”), Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”), shall become a wholly owned subsidiary of Promotora de Informaciones, S.A., a Spanish sociedad anónima (“PRISA”), pursuant to a statutory share exchange pursuant to the provisions of Section 13.1-717 of the Virginia Stock Corporation Act (the “VSCA”). Capitalized terms used and not otherwise defined in this Plan of Share Exchange shall have the meanings given to them in the Amended and Restated Business Combination Agreement dated August 4, 2010, as amended by Amendment No. 1 on August 13, 2010, and as may be further amended from time to time (the “Agreement”), by and among Liberty Virginia, Liberty Acquisition Holdings Corp., a Delaware corporation (“Liberty”) and PRISA.

ARTICLE I

TERMS OF THE SHARE EXCHANGE

1.1.  THE SHARE EXCHANGE

Upon the terms and subject to the conditions of the Agreement, at the Exchange Effective Time (as defined below), PRISA shall become the holder and owner of one hundred percent (100%) of the issued and outstanding shares of (a) the common stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Common Stock”), (b) the Series A preferred stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Series A Preferred Stock”), (c) the Series B preferred stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Series B Preferred Stock”), (d) the Series C preferred stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Series C Preferred Stock”), (e) the Series D preferred stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Series D Preferred Stock”), and (f) the Series E preferred stock, par value $0.0001 per share, of Liberty Virginia (the “Liberty Virginia Series E Preferred Stock” and together with the Liberty Virginia Series A Preferred Stock, the Liberty Virginia Series B Preferred Stock, the Liberty Virginia Series C Preferred Stock, and the Liberty Virginia Series D Preferred Stock, the “Liberty Virginia Preferred Stock” and collectively with the Liberty Virginia Common Stock, the “Liberty Virginia Stock”), through the exchange of each outstanding share of Liberty Virginia Stock (other than the Liberty Virginia Redemption Shares, which shall have been cancelled and which shall have ceased to exist prior to such time), for either the Per Share Cash Election Consideration (as defined below), the Per Share Mixed Election Consideration (as defined below), the Per Share Series A Consideration (as defined below), the Per Share Series B Consideration (as defined below), the Per Share Series C Consideration (as defined below), the Per Share Series D Consideration (as defined below) or the Per Share Series E Consideration (as defined below), as applicable, in accordance with Section 2.1 hereof (the “Share Exchange”) and pursuant to a statutory share exchange under Section 13.1-717 of the Virginia Stock Corporation Act and Spanish Companies Law of 2010 (as amended, the “SCL”). At the Exchange Effective Time, the Share Exchange shall have the effect as provided in Section 13.1-721 of the VSCA. As a result of the Share Exchange, at the Exchange Effective Time, the separate corporate existence of each of Liberty Virginia and PRISA shall continue, PRISA shall become and be the beneficial and record owner of one hundred percent (100%) of the issued and outstanding Liberty Virginia Stock, and no other shares of capital stock of Liberty Virginia shall be outstanding. Former holders of the outstanding Liberty Virginia Stock shall become and be entitled to receive either the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Per Share Series A Consideration, the Per Share Series B Consideration, the Per Share Series C Consideration, the Per Share Series D Consideration or the Per Share Series E Consideration, as applicable, subject to Section 2.3 hereof.

ARTICLE II

MANNER OF EXCHANGING SHARES

2.1.  EXCHANGE OF SHARES

(a) The Share Exchange shall become effective at the time that is specified in the certificate of share exchange to be issued by the Virginia State Corporation Commission (the “Exchange Effective Time”). At the Exchange Effective Time, by virtue of the Share Exchange and without any further action on the part of PRISA, Liberty Virginia or any holder of Liberty Virginia Stock (each individually, a “Liberty Virginia Stockholder”), but in all cases subject to Section 2.1(a)(viii):

(i) Each issued and outstanding share of Liberty Virginia Common Stock (other than the Liberty Virginia Redemption Shares, which shall have theretofore been cancelled) shall be exchanged for the following consideration:

(A) If the holder thereof has elected to receive cash for such share pursuant to Section 3.5(i) of the Agreement (a “Cash Election”), and such Cash Election has been effectively made and not revoked with respect to such share (each, a “Cash Electing Share”), then $10.00 in cash without interest (the “Per Share Cash Election Consideration”);

(B) if the holder thereof has elected to receive mixed consideration pursuant to Section 3.5(i) of the Agreement for such share (a “Mixed Consideration Election”), and such Mixed Consideration Election has been effectively made and not revoked (each, a “Mixed Consideration Electing Share”), then, subject to Section 2.3, (1) 1.5 PRISA Class A Ordinary Shares, (2) 3.0 PRISA Class B Convertible Non-Voting Shares, and (3) $0.50 in cash to be paid by or at the direction of Liberty (the “Per Share Mixed Consideration Election Cash”), in the case of each of clauses (1) and (2), free and clear of any Encumbrances ((1), (2) and (3) together, the “Per Share Mixed Election Consideration”); or

(C) if the holder thereof has not made a Cash Election nor a Mixed Consideration Election with respect to such share, or if either election has not been properly made for such share pursuant to Section 3.5(i) of the Agreement (or, if properly made, has been revoked) (each, a “Non-Electing Share”), then, subject to Section 2.3, the Per Share Mixed Election Consideration.

(ii) Subject to Section 2.3, each issued and outstanding share of Liberty Virginia Series A Preferred Stock shall be exchanged for the Per Share Series A Consideration (as defined below). As used herein, the “Per Share Series A Consideration” shall mean the following consideration, in each case divided by the total number of shares of Liberty Virginia Series A Preferred Stock issued and outstanding immediately prior to the Exchange Effective Time:

(A) cash in the amount of $50,000,000 minus the lesser of (1) Total Required Cash-Out Amount and (2) $50,000,000;

(B) the Per Share Mixed Election Consideration which would be payable with respect to a number of shares of Liberty Virginia Common Stock equal to the B Equivalent Common Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Common Shares Number” is determined by dividing (1) the Total Required Cash-Out Amount by (2) $10.00 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 2.1(a)(ii)(B) shall be 5,000,000); and

(C) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series A Preferred Stock.

(iii) Subject to Section 2.3, each issued and outstanding share of Liberty Virginia Series B Preferred Stock shall be exchanged for the Per Share Series B Consideration (as defined below). As used herein, the “Per Share Series B Consideration” shall mean the following consideration, in each case divided by the total number of shares of Liberty Virginia Series B Preferred Stock issued and outstanding immediately prior to the Exchange Effective Time:

(A) If the Total Required Cash-Out Amount is $50,000,000 or less then (1) an amount in cash equal to $300,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock) and (2) an amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to 6,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(B) If the Total Required Cash-Out Amount is greater than $50,000,000, but less than or equal to $225,000,000 then:

(1) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the B Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Shares Number” is the product of (x) 6/7 (six-sevenths) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 5,000,000;

(2) cash in an amount equal to the sum of (i) $150,000,000 and (ii) the product of (x) 6/7 (six-sevenths) and (y) (I) $225,000,000 minus (II) the Total Required Cash-Out Amount;

(3) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 6,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(4) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

(C) If the Total Required Cash-Out Amount is greater than $225,000,000, but less than or equal to $525,000,000 then:

(1) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 21,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(2) cash in the amount of (i) $150,000,000, and (ii) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

(D) If the Total Required Cash-Out Amount is greater than $525,000,000 then:

(1) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the B Equivalent Common Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “B Equivalent Common Shares Number” is product of (x) 6/7 (six-sevenths) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 52,500,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 2.1(a)(iii)(D)(1) shall be 15,000,000);

(2) cash in the amount of the product of (x) 6/7 (six-sevenths) and (y) the greater of (I) $700,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(3) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 23,500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(4) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series B Preferred Stock.

(iv) Subject to Section 2.3, each issued and outstanding share of Liberty Virginia Series C Preferred Stock shall be exchanged for the Per Share Series C Consideration (as defined below). As used herein, the “Per Share Series C Consideration” shall mean an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 750,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made divided by the total number of shares of Liberty Virginia Series C Preferred Stock issued and outstanding immediately prior to the Exchange Effective Time.

(v) Subject to Section 2.3, each issued and outstanding share of Liberty Virginia Series D Preferred Stock shall be exchanged for the Per Share Series D Consideration (as defined below). As used herein, the “Per Share Series D Consideration” shall mean the following consideration, in each case divided by the total number of shares of Liberty Virginia Series D Preferred Stock issued and outstanding immediately prior to the Exchange Effective Time:

(A) If the Total Required Cash-Out Amount is $50,000,000 or less then (1) an amount in cash equal to $50,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock) and (2) an amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(B) If the Total Required Cash-Out Amount is greater than $50,000,000, but less than or equal to $225,000,000 then:

(1) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the D Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “D Equivalent Shares Number” is the product of (x) 1/7 (one-seventh) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 5,000,000;

(2) cash in an amount equal to the sum of (i) $25,000,000 and (ii) the product of (x) 1/7 (one-seventh) and (y) (I) $225,000,000 minus (II) the Total Required Cash-Out Amount;

(3) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(4) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

(C) If the Total Required Cash-Out Amount is greater than $225,000,000, but less than or equal to $525,000,000 then:

(1) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 3,500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(2) cash in the amount of (i) $25,000,000, and (ii) the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

(D) If the Total Required Cash-Out Amount is greater than $525,000,000 then:

(1) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to the number of shares of Liberty Virginia Common Stock equal to the D Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “D Equivalent Shares Number” is product of (x) 1/7 (one-seventh) and (y)(I) the Total Required Cash-Out Amount divided by $10.00 minus (II) 52,500,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 2.1(a)(v)(D)(1) shall be 2,500,000);

(2) cash in the amount of the product of (x) 1/7 (one-seventh) and (y) the greater of (I) $700,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(3) PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 3,600,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(4) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series D Preferred Stock.

(vi) Subject to Section 2.3, each issued and outstanding share of Liberty Virginia Series E Preferred Stock shall be exchanged for the Per Share Series E Consideration (as defined below). As used herein, the “Per Share Series E Consideration” shall mean the following consideration, in each case divided by the total number of shares of Liberty Virginia Series E Preferred Stock issued and outstanding immediately prior to the Exchange Effective Time:

(A) If the Total Required Cash-Out Amount is $700,000,000 or less then (1) an amount in cash equal to $100,000,000 (plus the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series E Preferred Stock) and (2) an amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to 500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made.

(B) If the Total Required Cash-Out Amount is greater than $700,000,000 then:

(1) An amount of PRISA Shares and cash as is equal to the Per Share Mixed Election Consideration which would be payable with respect to a number of shares of Liberty Virginia Common Stock equal to the E Equivalent Shares Number if a Mixed Consideration Election had been made for such number of shares of Liberty Virginia Common Stock, where the “E Equivalent Shares Number” is (x) (I) the Total Required Cash-Out Amount divided by (II) $10.00, minus (y) 70,000,000 (provided that the maximum number of shares of Liberty Virginia Common Stock for which the Per Share Mixed Election Consideration will be payable pursuant to this Section 2.1(a)(vi)(b)(1) shall be 10,000,000);

(2) cash in the amount of the greater of (I) $800,000,000 minus the Total Required Cash-Out Amount and (II) 0;

(3) if the Total Required Cash-Out Amount is less than or equal to $750,000,000, then PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 500,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made;

(4) if the Total Required Cash-Out Amount is greater than $750,000,000, then PRISA shares and cash in an amount equal to the Per Share Mixed Election Consideration which would be payable with respect to 1,000,000 shares of Liberty Virginia Common Stock for which a Mixed Consideration Election had been made; and

(5) cash equal to the amount of the Aggregate Pro Rata Interest Due to the holders of the Liberty Virginia Series E Preferred Stock.

(vii) The PRISA Shares delivered pursuant to paragraphs (i), (ii), (iii), (iv), (v) and (vi) of this Section 2.1(a) shall then be registered and the ADRs delivered pursuant to Section 3.4(b) of the Agreement.

(viii) If, between the date of the Agreement and the Exchange Effective Time, PRISA, Liberty or Liberty Virginia undergoes a reorganization, recapitalization, reclassification, issues a stock dividend, or effects a stock split or reverse stock split, or other similar change in capitalization (other than the

Reincorporation Merger), an appropriate and proportionate adjustment shall be made to the Per Share Cash Election Consideration, the Per Share Mixed Election Consideration, the Per Share Aggregate Series A Consideration, the Per Share Aggregate Series B Consideration, the Per Share Aggregate Series C Consideration, the Per Share Aggregate Series D Consideration and the Per Share Aggregate Series E Consideration in order to preserve the economic benefits of the Share Exchange and the Reincorporation Merger to the parties.

(b) At the Exchange Effective Time, each share of capital stock of PRISA issued and outstanding immediately prior to the Exchange Effective Time shall remain an issued and outstanding share of capital stock of PRISA and shall not be affected by the Share Exchange.

2.2.  MANNER OF EXCHANGE

The provisions of Section 3.5(i) and Article IV of the Agreement are hereby incorporated by reference into this Plan of Share Exchange, mutatis mutandis, as if set forth herein.

2.3.  FRACTIONAL SHARES

No dividend or other distribution payable with respect to the Per Share Mixed Election Consideration shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of PRISA. In lieu of the issuance of any fractional share, PRISA shall pay to each former shareholder of Liberty Virginia who otherwise would be entitled to receive a PRISA American Depositary Share representing such fractional share an amount in cash (i) in the case of a fraction of a PRISA Class A Ordinary Share, determined by multiplying (x) the average closing price of PRISA ordinary shares on the SIBE for the ten full SIBE trading days prior to the Closing Date (excluding the Closing Date) by (y) the fraction of a share (rounded to the nearest hundredth when expressed in decimal form) which such holder would otherwise be entitled to receive pursuant to Section 3.5(a) of the Agreement and (ii) in the case of a fraction of a PRISA Class B Convertible Non-Voting Share, equal to the face amount corresponding to such fraction of a PRISA Class B Convertible Non-Voting Share.

ARTICLE III

MODIFICATIONS — TERMINATION

Subject to the limitations of Sections 13.1-717 and 13.1-718 of the of the VSCA, this Plan of Share Exchange may be amended, modified or terminated at any time prior to the Exchange Effective Time by action taken or authorized by the Board of Directors of each of Liberty and PRISA as provided in the Agreement among the parties.

Annex J

PROMOTORA DE INFORMACIONES, S.A.
CORPORATE BYLAWS (PROPOSAL AMENDMENT)
CHAPTER I
GENERAL PROVISIONS

Article 1. Corporate Name and Applicable Law

The Company’s corporate name is Promotora de Informaciones, S.A., and it is governed by the Spanish Companies Law of 2 July 2010, applicable legal or regulatory provisions and these Bylaws. References to the “Law” shall be understood to refer to either the Spanish Companies Law of 2 July 2010 or to the Securities Market Law of 29 July 1988, as applicable.

Article 2. Corporate Purpose

1. The Company’s corporate purpose includes:

a) Managing and operating all types of owned or third-party news and social communications media, regardless of format, including the publication of printed newspapers, among others.

b) Promoting, planning, and executing on behalf of the Company or for others, either directly or through third parties, of all types of communications media, industrial, commercial and services projects, businesses or companies.

c) Incorporating businesses or companies, holding an interest in previously existing companies, including a controlling interest, and entering into association with third parties in transactions and businesses through collaboration arrangements.

d) Acquiring, holding either directly or indirectly, leasing or otherwise exploiting and disposing of all types of movable or real property or rights.

e) Contracting and providing services of consulting, acquisitions and management of interests of third parties, by intermediation, representation, or any other type of collaboration for the account of the Company or for third parties.

f) Acting in capital and money markets through the management, purchase and sale of fixed income or equity securities or any other type of securities on behalf of the Company.

2. The aforementioned activities are understood to refer to national or international companies and businesses, operations or transactions, complying with their respective legal requirements.

3. The Company may engage in all or part of the activities comprising the corporate purpose indirectly through holdings in other companies having a similar corporate purpose.

Article 3. Duration

The Company commenced its operations upon the execution of its notarized Articles of Incorporation and was incorporated for an indefinite term. If the Law requires an administrative license, registration with a public register or any other requisite prior to the commencement of any of the operations described in the previous Article, the Company shall not commence such operations until it has fulfilled that requirement.

Article 4. Nationality and Registered Offices

The Company is a Spanish company and has its registered offices in Madrid at 32 Gran Vía. The Board of Directors is empowered to open, close or transfer as many branches, agencies or representative offices as it deems appropriate and to change its registered office to any other address within the city in which it is domiciled.

Article 5. Jurisdiction for Court Action

Shareholders shall submit any action brought against the Company to the courts having jurisdiction where the Company maintains its registered offices.

CHAPTER II
SHARE CAPITAL AND SHARES

Article 6. Share Capital

The capital is [          ] divided in:

a) [          ] Class A ordinary shares, each having a par value of TEN EURO CENTS (0.10€), numbered consecutively from 1 through [          ]; and

b) [          ] Class B non-voting convertible shares, each having a par value of TEN EURO CENTS (0.10€), numbered consecutively from [          ] through [          ], that shall be subject to the system contemplated expressly in Article 8 of these Bylaws and Article 98 et seq. of the Spanish Companies Law.

Class B non-voting convertible shares shall have the following minimum characteristics to be further specified and complemented in the shareholders’ meeting resolution whereby they are issued:

a) Minimum Dividend:

Holders of Class B non-voting convertible shares shall have the right to receive a minimum annual dividend equal to 0.175€ on annual basis beginning on the date of issuance.

If the Company has distributable profits, the Company will be obliged to approve the distribution of the minimum annual dividend referred to in the preceding paragraph.

In addition, if the Company has not enough distributable profits during a certain fiscal year to fully pay the minimum dividend referred to in the preceding paragraphs, then Class B non-voting convertible shares will have the right to receive the unpaid part of the minimum dividend previously mentioned, against the premium reserve created upon issuance of the Class B non-voting convertible shares.

In order to facilitate the payment of the minimum dividend, the premium reserve created as a result of the issuance of the Class B non-voting convertible shares will be considered as a non-distributable reserve as long as Class B non-voting convertible shares are not converted into Class A ordinary shares and the minimum dividend pursuant to this Article is not paid in full. Although it is not distributable, the premium reserve created upon issuance of the Class B non-voting convertible shares can be used for the payment of the minimum dividend and for the payment of the par value of that number of ordinary shares which exceed the number of Class B non-voting convertible shares converted, in the case the conversion rate is different than 1:1 pursuant to the terms of the following paragraph b).

The minimum dividend not paid fully or partially because of the lack of distributable profits or share premium reserve created upon issuance of the Class B non-voting convertible shares, will be cumulative.

b) Conversion

Class B non-voting convertible shares shall be convertible under the following conditions:

(i) At the option of each holder of Class B non-voting convertible shares, a share may be converted into a Class A ordinary share at any time.

(ii) 42 months after the date of issuance, Class B non-voting convertible shares will be automatically converted into Class A ordinary shares, on a one-to-one basis.

Nevertheless, so long as the average volume weighted trading price of the Class A ordinary shares of the 20 consecutive trading days on the Spanish Market (Mercado Continuo) immediately prior to the day which is 42 months after the date of issuance of the Class B non-voting convertible shares shall have been lower than 2.00€, the conversion rate will be modified as follows: the number of Class A ordinary shares to be issued in exchange of each Class B non-voting convertible share shall be equal to a fraction (expressed as a decimal), the numerator of which shall be 2.00€ and the denominator of which shall be the average volume weighted trading price of the Class A ordinary shares of the twenty consecutive trading days on the Spanish Market (Mercado Continuo) immediately prior to the day which is 42 months after the date of issuance of the Class B non-voting convertible shares, with a maximum of 1.33 Class A ordinary shares. The Company may elect to pay in cash the difference between 2.00€ and the mentioned average volume weighted trading price, with the maximum amount of 0.5€ per Class B non-voting convertible share, and thereby retain the one for one conversion ratio.

c) Liquidation

For liquidation purposes, the disbursement value per Class B non-voting convertible share shall be 2.00 Euros1.

The share capital is fully subscribed for and paid up.

The Company may issue different classes of shares. Each class may have different nominal values. When there are different series in one class of shares, all of the shares of the same series shall have the same nominal value.

Article 7. Representation of Shares

Shares shall be represented by book entry and considered as such by virtue of their registration in the corresponding accounting ledger, which shall reflect the terms included in the issue deed and whether or not the shares have been fully paid up.

Entitlement to exercise shareholders’ rights, including the transfer of shares, is evidenced by entry on the accounting ledger, which is deemed to constitute the legitimate title and enables the holder to require the Company to recognize it as a shareholder. This right may be evidenced by submitting the appropriate certificates issued by the entity having custody of the accounting ledgers.

If the Company provides any benefit to a party deemed to be entitled thereto, the Company shall be released from that obligation even if the party is in fact not the actual shareholder, provided that the Company acts in good faith and in the absence of gross negligence.

If a person or entity is listed as a shareholder on the share ledger by virtue of a nominee shareholder appointment or similar document, the Company may require the party to disclose the identity of the actual shareholders, as well as any transfer of or encumbrance over the shares.

Article 8. Non-voting shares

1. The Company may issue non-voting shares for a par value that does not exceed half of the paid up share capital. The legal procedure governing non-voting shares shall be that contemplated in the Bylaws in the Spanish Companies Law and in the shareholders meeting resolution which creates them.

2. Holders of non-voting shares shall have a right to receive the minimum dividend established in the issue resolution. Once the minimum dividend has been approved, holders of non-voting shares shall have the right to receive the same dividend that corresponds to the ordinary shares. Where there are distributable profits, the Company is obliged to resolve to pay the aforementioned minimum dividend.

1 This value will be adjusted to the final issuance price of the non-voting convertible shares which will be fixed at closing based upon market values of the securities exchanged in the transaction Prisa/Liberty, as agreed between PRISA and Liberty.

3. Non-voting shares shall have preemptive rights on the same conditions as the voting shares. However, such preemptive rights may be excluded pursuant to Article 308 of the Spanish Companies Law and these Bylaws.

4. The issuance of additional non-voting shares shall require the approval, in a separate ballot or at a special shareholders’ meeting, of the existing non-voting shareholders.

5. During the period of time in which, eventually, the minimum dividend is not paid, the non-voting shares will grant voting rights in the same conditions than the ordinary shares, maintaining, in any event, their economic benefits.

6. The Shareholders’ Meeting may issue convertible non-voting shares at a fixed conversion rate (determined or to be determined) or at a variable conversion rate. The resolution authorizing the issuance shall establish if the right to convert or exchange is held by the shareholders or the Company or, as the case may be, if the conversion will mandatorily occur at a specific time.

Article 8 bis. — Redeemable shares

The Company may issue redeemable shares for a par value that is not to exceed one quarter of the share capital and in compliance with all other statutory requirements.

Article 9. Share issues, subscription, and payment

The Shareholders’ Meeting, complying with the legal requisites, may increase the share capital by issuing new shares or by increasing the par value of existing shares. The Shareholders’ Meeting shall establish the term and conditions for each new issuance, and the Board of Directors shall have the necessary powers to implement the resolutions adopted with as wide a margin of discretion as the legal framework allows and in accordance with the conditions defined at the Shareholders’ Meeting. If not established at the Shareholders’ Meeting, in accordance with the Law, the Board of Directors may establish the procedure and maximum term, which shall not exceed five years, to satisfy any unpaid share capital, if any. In capital increases involving the issue of new shares, ordinary or privileged, in cash, the existing shareholders may, within the term granted by the Board of Directors, that may not be less than fifteen days from the announcement of the offer of subscription of the new issue in the “Boletín Oficial del Registro Mercantil” (Official Gazette of the Commercial Registry); exercise their proportional preemptive rights to subscribe shares in accordance with Article 304 of the Spanish Companies Law, unless such rights are excluded pursuant to Article 308 of the Spanish Companies Law.

The Shareholders’ Meeting, subject to the requirements established for amendment of these bylaws, may delegate to the Board of Directors, the powers that in connection with the increase of share capital are contained in Article 297 of the Spanish Companies Law.

Article 10. Transferability of Shares

Shares in the Company are freely transferable through any legal procedure.

CHAPTER III
CORPORATE GOVERNANCE, MANAGEMENT, AND REPRESENTATION

Article 11. Corporate Bodies

The Company shall be governed by the Shareholders’ Meeting and managed and represented by the managing body that it appoints.

A. SHAREHOLDERS’ MEETINGS

Article 12. Powers

The Shareholders’ Meeting is the sovereign body of the Company. The Shareholders’ Meeting shall decide in relation to all matters within its competence as established in the Bylaws, its own Regulations and the Law, and especially in relation to the following:

a) The approval of the financial statements, the consolidated financial statements, the management of the Board of Directors and the proposal on the allocation of profit (loss).

b) The setting of the effective number of Directors.

c) The appointment and dismissal of the Directors, together with the ratification or the revocation of the provisional appointments of Directors made by the Board of Directors itself.

d) The appointment and re-election of Auditors.

e) The increase and reduction of the share capital, the issuing of debentures and, in general, of negotiable securities of any nature, including preferred shares, the transformation, merger, spin-off and dissolution of the Company and any amendment to the Bylaws.

f) Authorizing the Board of Directors to increase the share capital, pursuant to the Spanish Companies Law and to issue debentures of any nature and delegate any other powers to the Board of Directors in conformity with the Law and the Bylaws.

g) Approval and modification of the Regulations of the Shareholders’ Meeting, subject to the terms of the Law and the Bylaws.

h) Annual approval of the remuneration of the Board of Directors, in accordance with the second paragraph of art. 19 of the Company Bylaws.

i) Authorization of the remuneration of Directors consisting of the delivery of shares or of options over the same, or that is referenced to the value of the shares.

j) The exercise of any other power attributed to it by the Law or by the Bylaws and the knowledge of or decision about any other matter that the Board of Directors resolves should be reported to or decided by the Shareholders’ Meeting considering that it is of special relevance for the corporate interest.

Article 13. Types of Shareholders’ Meetings

Shareholders’ Meetings may be ordinary or extraordinary. These meetings must be called and held within the time period and in the manner stipulated in the Law, in these Bylaws and in the internal Regulations of the Company. An ordinary Shareholders’ Meeting shall be held each year on the date agreed upon by the Board of Directors within the time period established in Article 164 of the Law.

Extraordinary Shareholders’ Meetings may be held when the Company’s managing body deems appropriate or upon receipt of a request from shareholders representing at least five percent of the share capital, setting forth the matters to be discussed at the meeting; in such case the meeting shall be called to be held within the month after a notarized request for a meeting has been submitted to the directors.

Article 14. Preparation of Shareholders’ Meetings

All Shareholders’ Meetings shall be called within the time periods and in the manner set forth in the Law, these Bylaws and Regulation of the Shareholders’ Meetings.

The notice of the Shareholders’ Meeting (the “Call Notice”) shall contain the statements related to the Company, the place, date and time that the meeting is to be held, and the items on the agenda.

Shareholders representing at least 5% percent of the total share capital may request that a supplement to the Call Notice be issued to include one or more additional items on the agenda. This right shall be exercised through a notice issued by any reliable means, received at the company’s registered offices within five days following publication of the initial Call Notice.

The supplement to the Call Notice must be published at least fifteen days prior to the date on which the meeting is to be held.

Prior to or during the meeting, shareholders may request any reports, documents or clarifications that they deem necessary, as provided for in the Law.

Nevertheless, the meeting shall be deemed to have been validly convened and assembled to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Law (“Universal Meeting”).

Article 15. Holding of Shareholders’ Meetings

a) Location. Shareholders’ Meetings shall be held at the venue indicated in the Call Notice, in or outside the town where the Company has its registered offices, on the stipulated date and time, unless it is a Universal Meeting.

b) Shareholders who own a minimum of 60 shares, that are registered in the appropriate stock ledger five days prior to the date of the meeting and who have obtained the corresponding attendance card, may attend the Shareholders’ Meeting.

The Board of Directors shall attend the meeting. The Chairman of the Shareholders’ Meeting may authorize the attendance of any person he deems appropriate; however, the Shareholders’ Meeting may revoke that authorization.

c) Proxies:  Shareholders may authorize another shareholder to act for them as proxies. The appointment of proxy shall be valid for a specific Shareholders’ Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder’s assets located in Spain. The appointment of proxy must be indicated in writing on the attendance card provided with the Call Notice, in a letter, or by electronic means of communication. In the latter case, requirements similar to those established for electronic voting must be met.

d) Quorum.  Without prejudice to the procedures set forth in the Law for special cases, a Shareholders’ Meeting may be held at first call when shareholders present or represented hold at least 25% of the subscribed voting capital. At second call, a Shareholders’ Meeting may be validly held regardless of the capital in attendance.

e) Chairman of the Shareholders’ Meeting

The Chairman of the Shareholders’ Meeting shall be the Chairman of the Board of Directors and, in the absence thereof, the Vice Chairman, if any. In the absence of both the Chairman of the Board of Directors and the Vice Chairman, the Chairman of the Shareholders’ Meeting shall be the longest-serving Director and, in the absence of all the foregoing, the shareholder designated for such purpose by the Shareholders’ Meeting.

The Chairman shall submit to deliberation all the matters included in the agenda and direct the deliberations in a manner such that the meeting progresses in an orderly manner. The Chairman shall exercise all the necessary powers, including those of order and discipline.

The Chairman shall be assisted by the Secretary, who shall be the Secretary of the Board of Directors, or in the absence thereof, the Vice Secretary and, in the absence of all the foregoing, the person designated for such purpose by the Shareholders’ Meeting.

The Presiding Committee (Mesa) of the Shareholders’ Meeting shall be constituted by the Chairman and the Secretary, together with the other members of the Board of Directors in attendance.

f) Voting by mail or distance electronic means. Shareholders may vote by mail or by distance electronic means on resolutions proposed concerning the items on the agenda for any type of Shareholders’ Meeting. The identity of the party exercising its voting rights must be ensured in accordance with the requirements set forth in the Shareholders’ Meeting Regulations. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company’s registered offices at least twenty-four hours prior to the time when the Shareholders’ Meeting is to be held on first call. Otherwise, the vote shall be deemed not to have been cast. The Board of Directors may set an earlier deadline when calling each Shareholder’s Meeting.

g) Voting.  The Chairman shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.

The Regulations of the Shareholders’ Meeting shall establish the procedures and systems of the computation of the votes in relation to the proposals to be passed.

h) Resolutions.  Resolutions shall be adopted by vote of the majority of the voting capital attending as required in these Bylaws and the Spanish Companies Law. Each voting share, whether its holder is present or represented at the Shareholders’ Meeting, shall grant the holder the right to one vote.

The approval of a resolution shall require the favorable vote of one-half plus one of the voting shares whose holders are present in person or by proxy at the Shareholders’ Meeting, except when the Bylaws or the Law require a greater majority.

Article 15 bis. — Special Resolutions

A special qualified majority of 75% of the share capital with voting rights, present or represented at a Shareholders’ Meeting, shall be necessary to approve any of the following matters:

a) Amendments of the Bylaws, including, among others, change of corporate purpose or nature of the business, and increases or reductions of share capital, except if such increase or reduction of capital is mandatory by law;

b) Transformation, merger or spin-off in any of their forms as well as the transfer en bloc of assets and liabilities;

c) Liquidation or dissolution of the Company;

d) Elimination of preemptive subscription rights in increases of capital in cash;

e) Modification of the managing body of the Company;

f) Appointment by the Shareholders’ Meeting of a director, except if the proposal comes from the Board of Directors.

Article 16. Implementation of Corporate Resolutions

a) Powers.  The Board of Directors shall have powers to implement all Shareholders’ Meeting resolutions without prejudice to any powers delegated or powers of attorney granted in accordance with these Bylaws.

b) Drafting and approval of the minutes. The minutes of the Shareholders’ Meeting may be drawn up and approved in accordance with Article 202 of the Law and signed by the chairman and the secretary. If the Shareholders’ Meeting is held in the presence of a Notary requested to issue the minutes by the Board of Directors, as established in article 203 of the Spanish Companies Laws, the notarial minutes will be considered to be the minutes of the Shareholders’ Meeting, which minutes therefore need not be approved.

B. BOARD OF DIRECTORS

Article 17. Nature, number of members, and officers

The Board of Directors shall manage, direct and represent the Company, without prejudice of the powers that pursuant to the Law or the Bylaws within the competence of the Shareholders’ Meetings.

The Board of Directors will have a minimum of three and a maximum of seventeen members. The Shareholders’ Meeting shall determine the number and shall appoint its members. The Shareholders’ Meeting may establish such number either by express resolution or indirectly, through the filling or not of vacancies or the appointment or not of new Directors within the minimum and maximum numbers mentioned above.

From among its members the Board of Directors shall appoint a Chairman and may likewise appoint one or several deputy chairmen. It may also appoint from among its members an Executive Committee or one or several Managing Directors, to whom it may grant joint or joint and several powers to represent the Company.

The Board of Directors shall also appoint a secretary, who need not be a board member, and may appoint a vice-secretary who likewise need not be to be a board member.

The Board of Directors shall approve the Regulations governing its organization and procedures.

Article 17 bis. — Qualitative Composition of the Board of Directors

1. It would be deemed as:

a) Executive directors:  those directors who perform senior management duties or are top executive employees of the Company. In any case, those directors who have permanent general faculties of the Board of Directors delegated upon them or/and are engaged under senior management contracts or professional services agreements that have as their subject matter the provision of executive services on a full-time basis, will be considered to be executive directors.

b) External dominical  directors: those Directors (i) who hold a shareholding is greater than or equal to that legally regarded as significant at any time or who have been appointed in consideration of their status as shareholders, although their shareholding interest does not reach such amount; (ii) or whose appointment has been proposed to the Company by shareholders of the type described in the preceding letter (i).

c) External independent directors:  those directors who are not included in any of the preceding categories and that have been appointed because of their personal and professional prestige, their experience and knowledge for the discharge of the position, unrelated to the Company’s significant shareholders or its managers.

d) Other external directors:  those external directors who do not have status as dominical or independent directors.

The Regulations of the Board of Directors may further elaborate upon and develop these concepts.

2. The Board of Directors shall be composed in such a manner that the external or non-executive directors, represent a majority over the executive directors, with the presence of independent directors.

Article 18. Tenure of Office

All Board of Directors members shall be elected for a term of five years and are eligible for re-election for terms of equal duration.

Article 19. Remuneration

1. The Corporate Governance, Appointments and Remuneration Committee shall propose to the Board of Directors, in accordance with the Bylaws and the Corporate Governance, Appointments and Remuneration Regulation: i) the general policy of directors’ and managers’ compensation; ii) the individual compensation of the executive directors and the rest of the content of their contracts and iii) the individual compensation of honorary directors.

2.  Directors’ compensation shall consist of an annual fixed amount, on the terms decided by the Board of Directors, after a proposal of the Corporate Governance, Appointments and Remuneration Committee, within the limits established by the Shareholders’ Meeting for such a remuneration.

The remuneration of individual directors may differ depending on the offices they hold and their service on board committees, and shall be compatible with per diem expenses paid for attendance to meetings.

When approving the financial statements, the ordinary Shareholders’ Meeting may amend the limit set on directors’ remuneration and, if not amended, the current limit shall automatically be updated at the beginning of the fiscal year, based on any variation in the total national Consumer Price Index.

The Board of Directors shall establish the exact amount of per diem expenses and individual compensation to be paid to each director, within the limits established by the Shareholders’ Meeting.

Without prejudice to the remuneration set forth above, directors’ compensation may also consist of delivery of stock or stock options, or amounts referenced to share value. Such compensation shall require the approval of the Shareholders’ Meeting which will indicate the number of shares to be awarded, the exercise price for stock options, the value of shares taken as a reference, and the duration of this compensation system.

The Company may arrange civil liability insurance for its directors.

Article 20. Representation of the Company

In accordance with Article 129 of the Law, the Board of Directors shall represent the Company, whether in court or otherwise. Thus it is granted broad powers to manage, direct, administer assets and represent the Company, with the capacity to enter into all types of transactions and contracts to dispose of or acquire absolute ownership of all types of personal or real property, securities, currencies or negotiable instruments. Such broad powers of representation shall consequently extend to mercantile, commercial, or banking transactions, including those generally requiring express powers of attorney, and shall suffice to encumber or mortgage property, reach settlements, acquire interests in other companies, file appeals at both the Supreme Court and Constitutional Court, to confess or to testify in court, or guarantee third-party transactions, with no limitations other than those set forth in the Law.

The Board of Directors may, even when exercising delegated powers, grant and withdraw general or special powers of attorney with the powers it determines, including the power to have other parties substitute for it, or confer such powers, in whole or in part, upon other persons.

The Board of Directors may not delegate its obligation to render accounts, submit balance sheets to the Shareholders’ Meetings or any powers that the Shareholders’ Meeting may have granted the Board without being expressly authorized to delegate the same.

Article 21. Powers of members of the Board of Directors

Members of the Board of Directors shall have the following powers:

a) Chairman:  Represents the Company in court and out of court. He/she may exercise the powers delegated to him/her by the Board of Directors, with authority to grant general powers of attorney for litigation and such special powers of attorney as he/she deems appropriate. He/she shall ensure that the Board of Directors meetings are held in an orderly fashion, issue notices of meeting, and inspect and review all corporate resolutions proposed by any corporate body.

b) Deputy Chairmen:  Exercise, as the case may be, all of the powers of the Chairman in the event of the Chairman’s temporary absence or incapacity, or those powers expressly delegated to them by the Chairman.

c) Secretary:  Draft minutes, if applicable, of the resolutions adopted by the Board of Directors and at Shareholders’ Meetings, maintaining records and issuing certificates countersigned by the Chairman.

Article 21 bis. Audit Committee

The Board of Directors shall appoint an Audit Committee. The Audit Committee shall have the appropriate functions pursuant to applicable law, the Bylaws and the internal Regulations of the Company, without prejudice to any other function that may be attributed to it by the Board of Directors.

The Audit Committee shall have the number of members to be established by the Board of Directors from time to time, with a minimum of three and a maximum of five members. At least a majority of the Audit Committee members shall be non-executive directors, and they shall likewise meet all other legally-established requirements.

Committee members shall be appointed by the Board of Directors at the proposal of the Chairman and shall cease in their functions when they are no longer Board members or when so decided by the Board of Directors.

The Committee Chairman shall be elected by the Board of Directors from among the committee members who are non-executive directors and who likewise meet the other legally established requirements. The Committee Chairman shall be replaced every four years and may be reappointed one year after his removal.

The members of the Audit Committee shall have a Secretary appointed by the Board of Directors from among the members of that Committee. The Secretary shall draw up the minutes of the Committee meetings in accordance with the terms set forth for the Board of Directors.

The Committee shall meet periodically as appropriate, and at least four times a year, after it is called by its Chairman.

The Audit Committee shall be governed by the same regulations established in the Corporate Bylaws for the Board of Directors, provided that they are compatible with the nature and functions of this Committee.

Artículo 21 ter. — Corporate Governance, Appointments and Remuneration Committee.

The Board of Directors shall organize a Corporate Governance, Appointments and Remuneration Committee, which shall have the functions legally pertaining to it in accordance with the applicable Law, the Bylaws and the internal Regulation of the Company, and any other function that the Board of Directors may attribute to it.

The Corporate Governance, Appointments and Remuneration Committee shall have a minimum of three (3) and a maximum of five (5) external directors, to be established by resolution of the Board of Directors upon a motion from the Chairman.

The Corporate Governance, Appointments and Remuneration Committee may request the attendance of the Company’s Managing Director to its meetings.

The members of the Corporate Governance, Appointments and Remuneration Committee shall leave their posts when they do so in their capacity as directors or when so resolved by the Board of Directors.

The Chairman and the Secretary of the Committee shall be selected by the Board of Directors from among its members who are independent directors.

Article 22. Board of Directors Meetings

The Board of Directors shall meet at least once every quarter and whenever the Chairman deems this appropriate, or when requested by two or more directors or by the Managing Director. In the latter two cases, the Chairman shall not delay issuing a notice of meeting more than five days after the date that the request is received.

Notice of Board of Directors meetings including the agenda for the meeting shall be issued by the Chairman or his substitute, by fax, telegram, e-mail, or registered mail to each and all of the directors at least seven days prior to the date of the meeting.

Under urgent circumstances and at the Chairman’s discretion, a board meeting may be called without the aforementioned prior notice, indicating the matters to be discussed.

Article 23. Constitution and Quorum at Board of Directors Meetings

A Board of Directors meeting may be validly held when one-half plus one of the members is present or represented by proxy. Any director may appoint another director as his/her proxy. Resolutions shall be passed by the majority vote of the members in attendance. In the event of a tie, the Chairman shall have the casting vote.

The Board of Directors may delegate the power to approve the minutes to two of the directors who may be appointed at the corresponding meeting.

Article 24. Minutes Book

Board of Directors resolutions shall be recorded in the minutes book and signed by the chairman and the secretary or by their substitutes. Certificates of the minutes shall be issued by the Secretary with the approval of the Chairman.

Article 25. Compatibility of Office

Directors may serve the Company in any other capacity, for consideration or otherwise, in the absence of any incompatibility established by law or deemed as such by the Board of Directors.

Directors’ remuneration pursuant to these bylaws shall be compatible with and independent from any other salaries, remuneration, indemnities, pensions or consideration of any type collectively or individually afforded to those members to the Board of Directors who hold any other post or remunerated position of responsibility, whether under an employment contract or otherwise, in the Company or in any other company within its Group as defined in Article 42 of the Commercial Code.

Article 26. Substitutions and Appointments

In the event of the Chairman’s temporary absence or incapacity, the vacancy shall be filled by the deputy chairman, if any, and otherwise by a director appointed by the Board of Directors. With regard to the Secretary, under the same circumstances, a director appointed by the Board of Directors shall assume the Secretary’s functions. When performing such duties the office assumed shall be indicated, followed by the word “interim” and the reason for the substitution.

Until the first Shareholders’ Meeting is held, vacancies on the Board of Directors may be filled provisionally by shareholders appointed by the Board of Directors.

Article 27 Removal and resignation

In addition to the legal grounds for terminating their term of office, members of the Board of Directors may be removed by the Shareholders’ Meeting or by their own resignation.

Article 28 Remuneration for Delegated Officers

Remuneration for the Chairman, the Deputy Chairman, if any, and the Managing Director shall be fixed and determined by the Board of Directors, after a report of the Corporate Governance, Appointments and Remuneration Committee, without prejudice to any remuneration that they might receive pursuant to Article 19 of these Bylaws.

C. OTHER PERSONS HOLDING POWERS OF ATTORNEY

Article 29. Persons Holding Special Powers of Attorney

The Board of Directors may grant other persons powers of attorney for specific matters, issuing the corresponding notarized powers of attorney.

D. ANNUAL CORPORATE GOVERNANCE REPORT AND WEBSITE

Article 29 bis. Annual corporate governance report

The Board of Directors, following a report of the Audit Committee, shall annually approve a corporate governance report for the Company which shall include all the specifications legally provided for and any other specifications which the Board of Directors deems appropriate.

The annual corporate governance report shall be approved prior to the publication of the call of the Company’s annual shareholders’ meeting for the fiscal year to which such report refers, and shall be made available to the shareholders together with the rest of documents relating to the Shareholders’ Meeting.

In addition, public notice shall be given of the annual corporate governance report as provided in the Securities Market Law.

Article 29 ter. — Website

The Company shall maintain a website for shareholders’ and investors’ information, which shall include the documents and information provided for by Law, and at least the following:

a) The Bylaws in force.

b) The Shareholders’ Meeting Regulation in force.

c) The Board Regulations in force.

d) The annual report.

e) The current Internal Regulations of Conduct in the Securities Markets.

f) The annual corporate governance reports.

g) The documents related to annual and special shareholders’ meetings, information on the agenda, resolutions proposed by the Board of Directors and any other relevant information that the shareholders may need in order to vote.

h) The information on the proceedings of the Shareholders’ Meetings held, and in particular, on the composition of the Shareholders’ Meeting at the time when it assembled, and the resolutions adopted, with a statement of the number of votes cast and the sense of such votes on each of the proposals included in the agenda.

i) The existing channels of communication between the Company and the shareholders and, in particular, relevant explanations on the exercise of a shareholder’s right to receive information, indicating the mail and e-mail addresses to which the shareholders may direct their requests.

j) The means and procedures for granting a proxy to attend a Shareholders’ Meeting.

k) The means and procedures for casing votes remotely, including, where applicable, the forms required to evidence attendance and the casting of votes by means of data transmission procedures at the Shareholders’ Meeting.

l) All relevant events of which notice was given to the National Securities Market Commission.

CHAPTER IV
FINANCIAL AND ADMINISTRATIVE PROCEDURES

Article 30. Fiscal Year

The fiscal year shall commence on January 1 and end on December 31.

Article 31. Financial statements and Auditors

1. The Board of Directors, within the period of time established by Law, shall draw up the Company’s Annual Financial Statements, the Management Report and the Proposal for Allocation of Profit and Losses, and, if applicable, the consolidated Financial Statements and the consolidated Management Report.

2. The Company’s Annual Financial Statements and the Management Report, as well as, the consolidated Financial Statements and the consolidated Management Report shall be reviewed by the Auditors.

Article 32. Allocation of Profits/Losses

1. The Shareholders’ Meeting shall resolve upon the allocation of profits or losses in accordance with the approved balance sheet.

2. Once such payments as are provided for by these Bylaws or by Law have been made, dividends may only be distributed against the profits for the fiscal year or against undistributed reserves, if the book value of net assets is not less than the share capital, or does not become so as a result of the distribution.

If there were losses accumulated from previous fiscal years which reduced the referred book value of net assets below the share capital, the profits shall be allocated to off set such losses.

Additionally, profits may not be distributed until the start up expenses, together with research and development expenses and goodwill as stated in the balance sheet are fully written off, unless the amount of unrestricted reserves is, at least, equal to the amount of expenses which have not been written off.

3. Legal reserves shall be provided for in accordance with Article 274 of the Law. Additional provisions shall also be created by deducting 10% of after-tax profits to create a reserve amounting to at least 20% and no more than 50% of the paid up share capital to cover matters determined by the Shareholders’ Meeting. The Shareholders’ Meeting may also establish any voluntary reserves that it considers appropriate.

Article 33. Distribution of profits

1. If there are distributable profits, the Company shall be obliged to resolve upon the payment of a minimum dividend in the event that there were non-voting shares according to the Spanish Companies Law and these Bylaws.

2. Annual net profits shall be distributed among shareholders in proportion to their holdings, once the company’s obligations have been met, legal, statutory and voluntary reserves, if any, have been allocated, and the Board of Director’s remuneration has been paid, without prejudice of what is established in paragraph 1 above.

In its dividend distribution resolution, the Shareholders’ Meeting shall establish the payment date and procedure. The Board of Directors may declare interim dividends, subject to the limitations and requirements set forth in the Law.

Article 34. Lapse of dividends

Dividends for a given year that are not received by a shareholder within five years of the dividend payment date shall lapse for the benefit of the Company.

CHAPTER V
DISSOLUTION AND LIQUIDATION

Article 35. Dissolution of the Company

The Company shall be dissolved upon occurrence of any of the events set forth in Article 360 and related articles.

If the Company’s dissolution is due to the value of its net worth having fallen below half of the share capital, dissolution may be avoided by a resolution increasing or reducing share capital in accordance with the provisions of Article 363.1.d of the Law.

Article 36. Liquidation Procedures

After the Shareholders’ Meeting has resolved to dissolve the Company, at the proposal of the Board of Directors, it shall open the liquidation period, appoint one or more liquidators in an odd number, and define their powers.

This appointment shall terminate the powers of the Board of Directors.

During the liquidation period the Shareholders’ Meeting shall enjoy the same powers as it exercised during the normal life of the Company and shall specifically have the power to approve the financial statements and the final liquidation balance sheet.

Article 37. Remuneration of liquidators

Upon appointment of the liquidators, the Shareholders’ Meeting shall establish the fees or remuneration to be paid to the liquidators for their services.

Article 38. Liquidation Procedures

Without prejudice to what is established under Spanish Companies Law, in general, all shares (ordinary shares and non-voting shares) shall have the right to the same liquidation quota, if any.

Notwithstanding the above, holders of non-voting shares shall have the right, in the terms of Article 101 of the Spanish Companies Law, to obtain refund of the stated value before any amount is distributed to the rest of the shares in the event of liquidation of the company, if the liquidation quota of all the shares were lower than the stated value of the non-voting shares.

The provisions of the Law shall apply to all other matters not addressed herein.

CHAPTER VI
APPLICABLE LAW

Article 39

The provisions of the Spanish Companies Law and the Securities Market Law shall be observed and applied in any matters not addressed in these Bylaws.

Annex K

Organizational Structure of Prisa

The table below sets forth the subsidiaries of Prisa as of December 31, 2009. Unless otherwise noted, all entities are incorporated in Spain or in the country listed as its registered office. For additional information about companies composing of the Prisa group, see “Information About Prisa” and the notes accompanying Prisa’s audited financial statements.

Company	Registered Office	Line of Business	Effective Percent

EDUCATION(1)
Full consolidation
Aguilar A.T.A., S.A. de Ediciones	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	100.00%
Aguilar Chilena de Ediciones, S.A.	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	100.00%
Avalia Qualidade Educacional Ltda.	Avenida São Gabriel. 201 Andar 14 Cj. 1408-1409. CEP 01435-0001. Sao Paulo. Brazil	Publishing	91.00%
Canal de Editoriales, S.A.	Juan Bravo, 38. Madrid	Retail sales	99.14%
Constancia Editores, S.A.	Estrada da Outorela 118, 2795. Carnaxide Linda a Velha. Portugal	Publishing	100.00%
Distribuidora y Editora Aguilar A.T.A, S.A.	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	100.00%
Distribuidora y Editora Richmond, S.A.	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	100.00%
Ediciones Aguilar Venezolana, S.A.	Rómulo Gallegos. Edificio Zulia 1[o]. Caracas. Venezuela	Publishing	100.00%
Ediciones Grazalema, S.L.	Rafael Beca Mateos, 3. Seville	Publishing	100.00%
Ediciones Santillana Inc.	1506 Roosevelt Avenue. Guaynabo. Puerto Rico	Publishing	100.00%
Ediciones Santillana, S.A. (Argentina)	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Publishing	100.00%
Ediciones Santillana, S.A. (Uruguay)	Constitución, 1889 — 11800. Montevideo. Uruguay	Publishing	100.00%

Company	Registered Office	Line of Business	Effective Percent

Edicions Obradoiro, S.L.	Ruela de Entrecercos. 2 2[o] B. 15705. Santiago de Compostela	Publishing	100.00%
Edicions Voramar, S.A.	Valencia, 44. 46210. Pincaya. Valencia	Publishing	100.00%
Editora Fontanar, Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Rio de Janeiro. Brazil	Publishing	75.00%
Editora Moderna Ltda.	Rua Padre Adelino, 758. Belezinho. Sao Paulo. Brazil	Publishing	100.00%
Editora Objetiva Ltda.	Rua Cosme Velho, 103. Bairro Cosme Velho. Rio de Janeiro. Brazil	Publishing	75.00%
Editorial Nuevo México, S.A. de C.V.	Tenayuca N° 107. Col Vértiz Narvarte. Mexico City, Mexico	Publishing	100.00%
Editorial Santillana, S.A. (Colombia)	Calle 80, N 10-23. Santa Fé de Bogotá. Colombia	Publishing	100.00%
Editorial Santillana, S.A. (Guatemala)	7[a] Avenida 11-11. Zona 9. Guatemala	Publishing	100.00%
Editorial Santillana, S.A. (Honduras)	Colonia Lomas de Tepeyac. Casa No. 1626, contiguo al Autobanco Cuscatlan.	Publishing	100.00%
Editorial Santillana, S.A. (Dominican Republic)	Juan Sánchez Ramírez, 9. Gazcue. Santo Domingo. Dominican Republic	Publishing	100.00%
Editorial Santillana, S.A. (Venezuela)	Rómulo Gallegos. Edificio Zulia 1[o]. Caracas. Venezuela	Publishing	100.00%
Editorial Santillana, S.A. de C.V. (El Salvador)	Siemens, 48 Zona Industrial Santa Elena. La Libertad. El Salvador	Publishing	100.00%
Editorial Santillana, S.A. de C.V. (Mexico)	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Publishing	100.00%
Grup Promotor D’Ensenyement i Difussió en Catalá, S.L.	Frederic Mompou, 11. V. Olímpica. Barcelona	Publishing	100.00%
Grupo Santillana de Ediciones, S.L.	Torrelaguna, 60. Madrid	Publishing	100.00%

Company	Registered Office	Line of Business	Effective Percent

Instituto Universitario de Posgrado, S.A.	Torrelaguna, 60. Madrid	Complementary educational services	52.00%
Ítaca, S.L.	Torrelaguna, 60. Madrid	Book distribution	100.00%
Lanza, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Creation, development and management of companies	100.00%
N. Editorial, S.L.	Torrelaguna, 60. Madrid	Publishing	100.00%
Richmond Educaçâo, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	100.00%
Richmond Publishing, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Publishing	100.00%
Salamandra Editorial, Ltda.	Rua Urbano Santos 160. Sao Paulo. Brazil	Publishing	100.00%
Santillana, S.A. (Costa Rica)	La Uruca. 200 m Oeste de Aviación Civil. San José. Costa Rica	Publishing	100.00%
Santillana, S.A. (Ecuador)	Avenida Eloy Alfaro. N33-347 y 6 de Diciembre. Quito. Ecuador	Publishing	100.00%
Santillana, S.A. (Paraguay)	Avenida Venezuela. 276. Asunción. Paraguay	Publishing	100.00%
Santillana, S.A. (Peru)	Avenida Primavera 2160. Santiago de Surco. Lima. Peru	Publishing	95.00%
Santillana Canarias, S.L.	Urbanización El Mayorazgo. Parcela 14, 2-7B. Santa Cruz de Tenerife	Publishing	100.00%
Santillana de Ediciones, S.A.	Avenida Arce. 2333. La Paz. Bolivia	Publishing	100.00%
Santillana del Pacífico, S.A. de Ediciones	Dr. Aníbal Ariztía 1444. Providencia. Santiago de Chile. Chile	Publishing	100.00%
Santillana Ediciones Generales, S.L.	Torrelaguna, 60. Madrid	Publishing	100.00%
Santillana Ediciones Generales, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Publishing	100.00%
Santillana Educación, S.L.	Torrelaguna, 60. Madrid	Publishing	100.00%

Company	Registered Office	Line of Business	Effective Percent

Santillana Formación, S.L.	Torrelaguna, 60. Madrid	Complementary educational services	100.00%
Santillana Formación, S.L. (Colombia)	Calle 73. No 7-31. P8 TO B. Bogotá. Colombia	Consultancy services for the obtainment of quality certification by schools	100.00%
Santillana USA Publishing Co. Inc.	2105 NW 86th Avenue, Doral, FL 33122 U.S.	Publishing	100.00%
Uno Educaçâo, Ltda.	Rua Urbano Santos. 755. Sala 4. Bairro Cumbica. Cidade de Guarulhos. Sao Paulo. Brazil	Publishing	100.00%
Zubia Editoriala, S.L.	Polígono Lezama Leguizamon. Calle 31. Etxebarri. Vizcaya	Publishing	100.00%

Proportionate consolidation

Historia para Todos, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Worldwide publishing in any language (mainly Spanish), of works preferably related to the history of Mexico and its main figures, particularly the Centenary of the Mexican Revolution and the Bicentenary of Independence, in any format or medium	50.00%
PRESS(2)
EL PAÍS

Full consolidation
Agrupación de Servicios de Internet y Prensa, A.I.E.	Valentín Beato, 44. Madrid	Administrative, technological and legal services and the distribution of written and digital media	100.00%

Company	Registered Office	Line of Business	Effective Percent

Box News Publicidad, S.L. (formerly Box News Comunicación, S.L.)	Gran Vía, 32. Madrid	Advertising services and public relations	100.00%
Diario El País, S.L.	Miguel Yuste, 40. Madrid	Publication and operation of El País newspaper	100.00%
Diario El País Argentina, S.A.	Leandro N. Alem. 720. Buenos Aires. 1001. Argentina	Operation of El País newspaper in Argentina	100.00%
Diario El País Do Brasil Distribuidora de Publicaçoes, LTDA.	Rua Padre Adelino. 758 Belezinho. CEP 03303-904. Sao Paulo. Brazil	Operation of El País newspaper in Brazil	100.00%
Diario El País México, S.A. de C.V.	Avenida Universidad 767. Colonia del Valle. Mexico City, Mexico	Operation of El País newspaper in Mexico	100.00%
Ediciones El País, S.L.	Miguel Yuste, 40. Madrid	Publication, operation and sale of El País newspaper	100.00%
Pressprint, S.L.U.	Miguel Yuste, 40. Madrid	Production, printing, publication and distribution of publishing products in physical and digital format	100.00%
TRADE PRESS
Full consolidation
Diario As, S.L.	Albasanz, 14. Madrid	Publication and operation of AS newspaper	75.00%
Espacio Editorial Andaluza Holding, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	100.00%
Estructura, Grupo de Estudios Económicos, S.A.	Gran Vía, 32. Madrid	Publication and operation of Cinco Días newspaper	100.00%
Grupo Empresarial de Medios Impresos, S.L.	Gran Vía, 32. Madrid	Ownership of shares of publishing companies	100.00%
Gestión de Medios de Prensa, S.A.	Gran Vía, 32. Madrid	Provision of shared services for regional and local newspapers	50.82%

Company	Registered Office	Line of Business	Effective Percent

Promotora General de Revistas, S.A.	Julián Camarillo, 29B. Madrid	Publication production and operation of magazines	100.00%
RADIO(3)
RADIO IN SPAIN
Full consolidation
Algarra, S.A.	García Lovera, 3. Córdoba	Operation of radio broadcasting stations	73.49%
Antena 3 de Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.06%
Antena 3 de Radio de León, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	72.74%
Antena 3 de Radio de Melilla, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.06%
Avante Radio, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	72.95%
Cantabria de Medios, S.A.	Pasaje de Peña. No 2. Interior. 39008. Santander	Operation of radio broadcasting stations	66.19%
Compañía Aragonesa de Radiodifusión, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	71.30%
Corporación Canaria de Información y Radio, S.A.	General Balmes s/n. Las Palmas de Gran Canaria	Operation of radio broadcasting stations	73.49%
Ediciones LM, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	36.75%
Frecuencia del Principado, S.A.	Jovellanos 1, Gijón	Operation of radio broadcasting stations	73.49%
Gestión de Marcas Audiovisuales, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	73.49%
Gran Vía Musical de Ediciones, S.L	Gran Vía, 32. Madrid	Provision of music services	73.49%
Iniciativas Radiofónicas, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	68.65%
Iniciativas Radiofónicas de Castilla La Mancha, S.A.	Carreteros, 1. Toledo	Operation of radio broadcasting stations	51.54%
La Palma Difusión, S.A.	Almirante Díaz Pimienta, 10. Los Llanos de Aridane. Santa Cruz de Tenerife	Operation of radio broadcasting stations	73.06%
Onda La Finojosa, S.A.	Limosna, 2. Hinojosa del Duque. Córdoba	Operation of radio broadcasting stations	73.49%
Onda Musical, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.27%
Ondas Galicia, S.A.	San Pedro de Mezonzo, 3. Santiago de Compostela	Operation of radio broadcasting stations	33.99%

Company	Registered Office	Line of Business	Effective Percent

Propulsora Montañesa, S. A.	Pasaje de Peña. No 2. Interior. 39008. Santander	Operation of radio broadcasting stations	66.19%
Radio 30, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	61.23%
Radio Club Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	Operation of radio broadcasting stations	69.81%
Radio España de Barcelona, S.A.	Caspe, 6. Barcelona	Operation of radio broadcasting stations	72.98%
Radio Murcia, S.A.	Radio Murcia, 4. Murcia	Operation of radio broadcasting stations	61.23%
Radio Zaragoza, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	64.69%
Radiodifusora de Navarra, S.A.	Polígono Plazaola. Manzana F - 2[o]A. Pamplona	Operation of radio broadcasting stations	73.06%
Sociedad de Servicios Radiofónicos Unión Radio, S.L.	Gran Vía, 32. Madrid	Provision of services to radio broadcasting companies	73.49%
Sociedad Española de Radiodifusión, S.L.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	73.48%
Sociedad Independiente Comunicación Castilla La Mancha, S.A.	Avenida de la Estación, 5 Bajo. Albacete	Operation of radio broadcasting stations	54.50%
Sociedad de Radiodifusión Aragonesa, S.A.	Paseo de la Constitución, 21. Zaragoza	Operation of radio broadcasting stations	36.74%
Societat de Comunicacio i Publicidat, S.L.	Parc. de la Mola, 10 Torre Caldea, 6[o] Escalde. Engordany. Andorra	Operation of radio broadcasting stations	73.48%
Sonido e Imagen de Canarias, S.A.	Caldera de Bandama, 5. Arrecife. Lanzarote	Operation of radio broadcasting stations	36.53%
Talavera Visión, S.L.	Plaza Cervantes 6 4[o]. Ciudad Real	Operation of radio broadcasting stations	36.75%
Teleser, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	58.08%
Teleradio Pres, S.L.	Avenida de la Estación, 5 Bajo. Albacete	Media management	54.87%
Unión Radio Digital, S.A.	Gran Vía, 32. Madrid	Operation of digital radio broadcasting concession	73.32%
Unión Radio Servicios Corporativos, S.A.	Gran Vía, 32. Madrid	Holdings in radio broadcasting companies	73.49%
Valdepeñas Comunicación, S.L.	Plaza de Cervantes, 6. Ciudad Real	Operation of radio broadcasting stations	36.75%
Equity method

Company	Registered Office	Line of Business	Effective Percent

Radio Jaén, S.L.	Obispo Aguilar, 1. Jaén	Operation of radio broadcasting stations	26.45%
Unión Radio del Pirineu, S.A.	Carrer Prat del Creu, 32. Andorra	Operation of radio broadcasting stations	24.25%
INTERNATIONAL RADIO
Full consolidation
Abril, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Inactive	73.48%
Aurora, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Inactive	73.48%
Blaya y Vega, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Advertising sales	73.48%
Caracol, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.62%
Caracol Broadcasting Inc.	2100 Coral Way — Miami 33145 -Florida, US	Operation of radio broadcasting stations	73.48%
Caracol Estéreo, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.61%
CHR, Cadena Hispanoamericana de Radio, S.A.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.61%
Comercializadora Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.48%
Compañía de Comunicaciones C.C.C. Ltda.	Calle 67 No 7-37 Piso 7 Bogotá. Colombia	Commercial radio broadcasting services	56.59%
Compañía de Radios, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Sale of advertising and rental of advertising space	73.48%
Comunicaciones del Pacífico, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation and management of television channels and radio stations	73.48%
Comunicaciones Santiago, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.48%
Consorcio Radial de Panamá, S.A.	Urbanización Obarrio, Calle 54 Edificio Caracol. Panamá	Advisory services and commercialization of services and products in general, and in particular to Green Emerald Business Inc.	73.48%
Corporación Argentina de Radiodifusión, S.A.	Beazley 3860. Buenos Aires. Argentina	Operation of radio broadcasting stations	73.64%

Company	Registered Office	Line of Business	Effective Percent

Ecos de la Montaña Cadena Radial Andina, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	56.44%
Emisora Mil Veinte, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	55.64%
Fast Net Comunicaciones, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Telecommunications and radio broadcasting services	73.48%
GLR Broadcasting, LLC	Baypoint Office Tower, 4770 Biscayne Blvd. Suite 700 Miami. FL 33137. US	Operation of radio broadcasting stations	73.48%
GLR Chile Ltda	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.48%
GLR Colombia, Ltda.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Provision of services to radio broadcasting companies	73.75%
GLR Midi France, S.A.R.L.	Immeuble Le Periscope, 83-87 Av. d’Italie. Paris. France	Radio broadcasting	49.39%
GLR Networks, LLC	Baypoint Office Tower, 4770 Biscayne Blvd., Suite 700, Miami, FL 33137 U.S.	Provision of services to radio broadcasting companies	73.48%
GLR Services Inc.	Baypoint Office Tower, 4770 Biscayne Blvd., Suite 700, Miami, FL 33137 U.S.	Provision of services to radio broadcasting companies	73.48%

GLR Southern California, LLC	3500 Olive Avenue Suite 250 Burbank, CA 91505. US	Provision of services to radio broadcasting companies	73.48%
Iberoamericana Radio Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Sale of advertising	73.48%
Iberoamerican Radio Holding Chile, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Holdings and sale of advertising space	73.48%
La Voz de Colombia	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	55.59%
LS4 Radio Continental, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	73.53%
Promotora de Publicidad Radial, S.A.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	56.61%

Company	Registered Office	Line of Business	Effective Percent

Publicitaria y Difusora del Norte Ltda.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Radio broadcasting	73.48%
Radiodifusion Iberoamerican Chile S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Holdings	73.48%
Radio Estéreo, S.A	Rivadavia 835. Ciudad Autónoma de Buenos Aires. Argentina	Radio broadcasting and advertising services	73.53%
Radio Mercadeo, Ltda.	Calle 67. No 7-37. Piso 7. Bogotá. Colombia	Commercial radio broadcasting services	53.06%
Sociedad Radiodifusora del Norte, Ltda.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Operation of radio broadcasting stations	73.48%
Sociedad de Radiodifusión El Litoral, S.A.	Eliodoro Yañex. No 1783. Comuna Providencia Santiago. Chile	Rental of equipment and advertising sales	73.48%
W3 Comm Inmobiliaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Bld Popotla y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja, California U.S.	Real estate development services	73.48%
Proportionate consolidation

Cadena Radiodifusora Mexicana, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	36.74%
GLR Costa Rica, S.A.	Llorente de Tibás. Edifico La Nación. San José. Costa Rica	Radio broadcasting	36.74%
Radio Comerciales, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	36.74%
Radio Melodía, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	36.74%
Radio Tapatía, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	36.74%
Radiotelevisora de Mexicali, S.A. de C.V.	Avenida Reforma 1270. Mexicali Baja California. Mexico	Operation of radio broadcasting stations	36.74%
Servicios Radiópolis, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	36.74%

Company	Registered Office	Line of Business	Effective Percent

Servicios Xezz, S.A. de C.V.	Calzada de Tlalpan 3000 col Espartaco Mexico City 04870. Mexico	Operation of radio broadcasting stations	36.74%
Sistema Radiópolis, S.A. de C.V.	Avenida Vasco de Quiroga 2000. Mexico City, Mexico	Operation of radio broadcasting stations	36.74%
Xezz, S.A. de C.V.	Rubén Darío no 158. Guadalajara. Mexico	Operation of radio broadcasting stations	36.74%
Equity method

El Dorado Broadcasting Corporation	2100 Coral Way, Miami, FL 33145 U.S.	Development of the Latin radio market in the USA	18.37%
Green Emerald Business Inc.	Calle 54. Obarrio No 4. Ciudad de Panamá. Panamá	Development of the Latin radio market in Panama	25.68%
WSUA Broadcasting Corporation	2100 Coral Way. Miami. Florida. US	Radio broadcasting	18.37%
W3 Comm Concesionaria, S.A. de C.V.	Carretera Libre Tijuana. Ensenada 3100. Rancho Altamira Bld Popotla	Advisory services on business administration and organization	35.99%
	y Camino al FRACC Misión del Mar. Playas de Rosarito. Baja, California U.S.
MUSIC
Full consolidation
Compañía Discográfica Muxxic Records, S.A.	Gran Vía, 32. Madrid	Production and recording of sound media	73.49%
Gran Vía Musical, S.A.S.	Calle 67. No 7 - 37. Piso 7[o]. Bogotá. Colombia.	Provision of music services	73.49%
Lirics and Music, S.L.	Gran Vía, 32. Madrid	Music publishing	73.49%
Media Festivals, S.A.	Gran Vía, 32. Madrid	Production and organisation of shows and events	73.49%
Merchandising On Stage, S.L.	Ulises, 49. 28043. Madrid	Production and/or import of textile articles, jewellery, graphic materials, phonographic and/or audiovisual media and the related silkscreen printing, embossing or printing by any means or process	51.44%
Nova Ediciones Musicales, S.A.	Gran Vía, 32. Madrid	Music publishing	73.49%

Company	Registered Office	Line of Business	Effective Percent

Planet Events, S.A.	Gran Vía, 32. Madrid	Production and organization of shows and events	51.44%
RLM Colombia, S.A.S.	Calle 67. No 7 - 37. Piso 7[o]. Bogotá. Colombia.	Production and organization of shows and events	51.44%
RLM, S.A.	Puerto de Santa María, 65. 28043. Madrid	Production and organization of shows and events	51.44%
Sogecable Música, S.L.	Gran Vía, 32. Madrid	Creation, broadcasting, distribution and operation of thematic television channels	73.49%
AUDIOVISUAL(4)
SOGECABLE
Full consolidation
Audiovisual Sport, S.L.	Calle Diagonal, 477. Barcelona	Management and distribution of audiovisual rights	80.00%
CanalSatélite Digital, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	100.00%
Centro de Asistencia Telefónica, S.A.	Campezo,1. Madrid	Provision of services	100.00%
Compañía Independiente de Televisión, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and exploitation of audiovisual rights	100.00%
Cinemanía, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of thematic television channels	100.00%
DTS, Distribuidora de Televisión Digital, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	100.00%
Promotora Audiovisual de Colombia PACSA, S.A.	Calle 70. No 4-60. 11001. Bogotá. Colombia	Audiovisual and communication activities	55.00%
Sociedad General de Cine, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Production and management of audiovisual rights	100.00%
Sogecable, S.A.U.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Operation of television activities	100.00%

Company	Registered Office	Line of Business	Effective Percent

Sogecable Editorial, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management of intellectual property rights	100.00%
Sogecable Media, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Sale of advertising space	100.00%
Sogepaq, S.A.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Management and distribution of audiovisual rights	100.00%
Vía Atención Comunicación, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Provision of digital television services	100.00%
Equity method

Canal Club de Distribución de Ocio y Cultura, S.A.	Calle Hermosilla, 112. Madrid	Catalog sales	25.00%
Canal + Investment Inc.	Beverly Hills, CA U.S.	Film production	60.00%
Compañía Independiente de Noticias de TV, S.L.	Avenida de los Artesanos, 6. Tres Cantos. Madrid	Television services	50.00%
LOCAL TELEVISION
Full consolidation
Axarquía Visión, S.A.	Paseo de Reding, 7. Malaga	Provision of local television services	69.79%
Canal 4 Navarra, S.L.	Avenida Sancho el Fuerte, 18. Pamplona	Production and broadcasting of videos and television programs	100.00%
Canal 4 Navarra Digital, S.A.	Polígono Industrial Cordovilla. Navarra	Provision of local television services	100.00%
Collserola Audiovisual, S.L.	Plaza Narcis Oller. No 6 1[o]. 1[a]. 08006. Barcelona	Provision of local television services	92.50%
Comunicación Radiofónica, S.A.	Gran Vía, 32. Madrid	Operation of radio broadcasting stations	100.00%
Comunicaciones y Medios Audiovisuales Tele Alcalá, S.L.	Encomienda, 33. Alcalá de Henares. Madrid	Provision of local television services	100.00%
Legal Affairs Consilium, S.L.	Plaza Narcis Oller. No 6 1[o]. 1[a]. 08006. Barcelona	Provision of local television services	100.00%
Localia TV Madrid, S.A.	Gran Vía, 32. Madrid	Provision of local television services	100.00%
Localia TV Valencia, S.A.	Don Juan de Austria 3. 46002. Valencia	Provision of local television services	100.00%
Málaga Altavisión, S.A.	Paseo de Reding, 7. Malaga	Production and broadcasting of videos and	87.24%

Company	Registered Office	Line of Business	Effective Percent

		television programs
Marbella Digital Televisión, S.A.	Paseo de Reding, 7. Malaga	Provision of local television services	87.24%
Productora Asturiana de Televisión, S.A.	Asturias, 19. Oviedo	Provision of local television services	59.99%
Productora Audiovisual de Badajoz, S.A.	Ramón Albarrán, 2. Badajoz	Provision of local television services	61.45%
Productora Audiovisual de Mallorca, S.A.	Puerto Rico, 15. Palma de Mallorca	Provision of local television services	99.84%
Productora de Comunicación Toledo, S.A.	Carreteros, 1. Toledo	Provision of local television services	100.00%
Productora de Televisión de Córdoba, S.A.	Amatista s/n. Polígono El Granadall. Cordoba	Provision of local television services	100.00%
Productora Digital de Medios Audiovisuales, S.A.	Juan de la Cierva, 72. Polígono Industrial Prado Regordoño. Móstoles. Madrid	Provision of local television services	100.00%
Productora Extremeña de Televisión, S.A.	J. M. R. “Azorín”. Edificio Zeus. Polígono La Corchera. Mérida. Badajoz	Provision of local television services	66.00%
Promociones Audiovisuales Sevillanas, S.A.	Rafael González Abreu, 3. Seville	Production and broadcasting of videos and television programs	100.00%
Promoción de Actividades Audiovisuales en Canarias, S.A.	Avenida Anaga, 35. Santa Cruz de Tenerife	TV communication activities in the Canary Islands	100.00%
Promotora Audiovisual de Zaragoza, S.L.	Emilia Pardo Bazán, 18. Zaragoza	Provision of local television services	100.00%
Promotora de Emisoras, S.L.	Gran Vía, 32. Madrid	Radio broadcasting services	100.00%
Promotora de Emisoras de Televisión, S.A.	Gran Vía, 32. Madrid	Operation of television channels	100.00%
Telecomunicaciones Antequera, S.A.	Aguardenteros, 15. Antequera. Malaga	Provision of local television services	87.24%
Televisión Ciudad Real, S.L.	Ronda Carmen, 4. Ciudad Real	Production, broadcasting, publication and	75.10%

Company	Registered Office	Line of Business	Effective Percent

		distribution of all manner of communication media and advertising activities
Televisión, Medios y Publicidad, S.L.	Quitana, 38. Alicante	Provision of television services	100.00%
TV Local Eivissa, S.L	Avenida San Jordi s/n. Edificio Residencial. Ibiza	Provision of television services	100.00%
Equity method

Grupo de Comunicación y Televisión Castilla La Mancha, S.A.	Calle País Valenciano 5. Ciudad Real	Provision of local television services	33.33%
Riotedisa, S.A.	Avenida de Portugal, 12. Logroño	Audiovisual productions for television	54.88%
Televisión Digital de Baleares, S.L.	Avenida Setze de Juliol, 53. Palma de Mallorca	Provision of local television services	40.00%

MEDIA CAPITAL
Full consolidation

Agenciamiento e Produçao de Espectáculos, Lda (EVENTOS SPOT)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Production and promotion of concerts and musical events in Portugal and abroad	47.35%
Argumentos para Audiovisual, Lda. (CASA DA CRIAÇAO)	Avenida Liberdade. No 144/156 - 6[o] Dto. 1250-146. Lisbon. Portugal	Creation, development, translation and adaptation of texts and ideas for television programs, films, entertainment, advertising and theater	94.69%
Chip Audiovisual, S.A.	Coso, 100 . Planta 3[a] puerta 4-50001. Zaragoza	Audiovisual productions for television	24.15%
Desenvolvimento de Sistemas de Comunicaçao, S.A. (MEDIA CAPITAL TECHNOLOGIES)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Development, maintenance and commercial operation of computer hardware and programs; management of multimedia content (images, sound, text and data)	94.69%

Company	Registered Office	Line of Business	Effective Percent

Editora Multimédia, S.A. (MULTIMÉDIA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sales (mail order, telephone and other) of goods and services as well as the acquisition, supply, preparation and dissemination of journalism by any means	94.69%
Emissoes de Radiodifusao, S.A. (REGIONAL RADIO OF LISBON)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting	94.69%
Empresa de Meios Audiovisuais, Lda. (EMAV)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Purchase, sale and rental of audiovisual media (cameras, videos, special filming and lighting equipment, cranes, rails, etc. )	94.69%
Empresa Portuguesa de Cenários, Lda. (EPC)	Quinta Do Olival Das Minas. Lote 9. Vialonga. 2625-577. Vialonga. Portugal	Design, construction and installation of decorating accessories	94.69%
Factoría Plural, S.L.	Calle Biarritz, 2. 50017 Zaragoza	Production and distribution of audiovisual content	48.29%
Grupo Media Capital, SGPS, S.A.	Rua Mário Castlhano no 40. Queluz de Baixo. Portugal	Holdings	94.69%

Company	Registered Office	Line of Business	Effective Percent

Kimberley Trading, S.A. (KIMBERLEY)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Performance of any television-related activity such as the installation, management and operation of any television channel or infrastructure	94.69%
Lúdicodrome Editora Unipessoal, Lda.	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, multimedia production, distribution, consultancy, sale (mail order, telephone or other) of goods and services disseminated via catalogs, magazines, newspapers, printed or audiovisual media	94.69%
Media Capital Música e Entretenimento, S.A. (MCME)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, graphic arts and the reproduction of recorded media: magazines, audio publication, video reproduction and the provision of services related to music, the radio, television, film, theatre and literary magazines	94.69%
Media Capital Produçoes, S.A. (MCP)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, development, production, promotion, sale, acquisition, exploitation rights, recording, distribution and dissemination of audiovisual media	94.69%
Media Capital Produçoes—Investimentos, SGPS, S.A.	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Holdings	94.69%
Media Capital Rádios, S.A. (MCR II)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Provision of services in the areas of accounting and financial consultancy; performance of radio broadcasting activities in the areas of the production and transmission of radio programs	94.69%
Media Global, SGPS, S.A. (MEGLO)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Holdings	94.69%

Company	Registered Office	Line of Business	Effective Percent

Multimedia, S.A. (CLMC)	Rua de Santo Amaro à Estrela. No 17 A. 1249-028. Lisbon. Portugal	Distribution of film activities, video, radio, television, audiovisual and multimedia production and commercial exploitation thereof	85.22%
NBP Brasil, S.A.	Rua Padre Adelino. No 758, 3[o] andar, Quarta Parada. CEP 03303-904. Brazil	Inactive	94.69%
Plural Entertainment Canarias, S.L.	Dársena Pesquera. Edificio Plató del Atlántico. San Andrés 38180. Santa Cruz de Tenerife	Production and distribution of audiovisual content	94.69%
Plural Entertainment España, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	94.69%
Plural Entertainment Inc.	1680 Michigan Avenue, Suite 730, Miami Beach, FL 33139 U.S.	Production and distribution of audiovisual content	94.69%
Plural Entertainment Portugal, S.A.	R. José Falcao. 57 - 3[o] Dt. 1000-184. Lisbon. Portugal	Production of video and film, organization of shows, rental of sound and lighting, advertising, sales and representation of registered videos	94.69%
Produçao de Eventos, Lda (MEDIA CAPITAL ENTERTAINMENT)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Publication, graphic art and reproduction of recorded media: magazines, audio publication, video reproduction; and provision of services related to music, radio, television, film, theater and literary magazines	94.69%
Producciones Audiovisuales, S.A. (NBP IBÉRICA)	Almagro 13. 1[o] Izquierda. 28010. Madrid	Inactive	94.69%
Productora Canaria de Programas, S.A.	Enrique Wolfson, 17. Santa Cruz de Tenerife	Development of a promotional television channel for the Canary Islands	37.88%

Company	Registered Office	Line of Business	Effective Percent

Produçoes Audiovisuais, S.A. (RADIO CIDADE)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting, production of audio or video advertising spots. Advertising, production and recording of discs. Development and production of radio programs	94.69%
Projectos de Media e Publicidade Unipessoal, Lda. (PUPLIPARTNER)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory services, promotion, supply, marketing and the distribution of media goods and services)	94.69%
Promoçao de Projectos de Media, S.A. (UNIDIVISA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Design, preparation and performance of advertising projects (advisory, promotion, supply, marketing and distribution of media goods and services)	94.69%
Radio Comercial, S.A. (COMERCIAL)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting in the areas of program production and transmission	94.69%
RADIO XXI, Lda. (XXI)	Rua Sampaio e Pina. 24/26. 1099-044. Lisbon. Portugal	Radio broadcasting in the areas of program production and transmission	94.69%
Rede Teledifusora Independente, S.A. (RETI)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Installation, management and operation of the telecommunication network or networks including transport, signal transmission for television, radio, computer data, etc.	94.69%
Serviços de Consultoria e Gestao, S.A. (MEDIA CAPITAL SERVIÇOS)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Advisory services, guidance services and operational assistance to public relations companies and organizations	94.69%
Serviços de Internet, S.A. (IOL NEGÓCIOS)	Rua Tenente Valadim. No 181. 4100-479. Porto. Portugal	Services, publication and sale of electronic goods and services. Media publication, production and distribution activities	94.69%

Company	Registered Office	Line of Business	Effective Percent

Sociedad Canaria de Televisión Regional, S.A.	Avenida de Madrid s/n. Santa Cruz de Tenerife	Audiovisual productions for television	37.88%
Sociedade de Produçao e Ediçao Audiovisual, Lda (FAROL MÚSICA)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Production of multimedia, audiovisual and phonogram storage media	94.69%
Televisao Independente, S.A. (TVI)	Rua Mário Castelhano. No 40. 2734-502. Barcarena. Portugal	Performance of any television-related activity such as the installation, management and operation of any television channel or infrastructure	94.69%
Tesela Producciones Cinematográficas, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	94.69%
Vertix, SGPS, S. A.	Rua de las Amoreiras, 107. Lisbon. Portugal	Holdings	100.00%
Equity method
Empresa Europeia de Produçao de Documentários, Lda (NANNOK)	Avenida Elias García 57 - 7[o]. 1000-148. Lisbon. Portugal	Advertising, production, sale and distribution of storage media and other multimedia content	24.62%
Uniao de Leiria, SAD. (UNIAO DE LEIRIA)	Estádio Dr. Magalhaes Pessoa. 2400-000. Leiria. Portugal	Soccer team management	19.09%
Proportionate consolidation
Plural—Jempsa, S.L.	Gran Vía, 32. Madrid	Production and distribution of audiovisual content	47.35%
DIGITAL(5)
Full consolidation
Infotecnia 11824, S.L.	Ronda de Poniente 7. Tres Cantos. Madrid	Provision of telecommunication services	60.00%
Prisacom, S.L.	Gran Vía, 32. Madrid	Provision of internet services	100.00%
PRINTING

Company	Registered Office	Line of Business	Effective Percent

Full consolidation
Prisaprint, S.L.	Gran Vía, 32. Madrid	Management of printing companies	100.00%
Equity method
Altamira, S.A.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	40.00%
Bidasoa Press, S.L.	Calle Malilla No 134. 46026 Valencia	Printing of publishing products	40.00%
Dédalo Grupo Gráfico, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	40.00%
Dédalo Heliocolor, S.A.	Ctra. Nacional II. Km. 48, 500 Polígono Industrial No I. 19171. Cabanillas del Campo. Guadalajara	Printing of publishing products	40.00%
Dédalo Offset, S.L.	Carretera de Pinto a Fuenlabrada, Km. 20,8. Madrid	Printing of publishing products	40.00%
Distribuciones Aliadas, S.A.	Polígono Industrial La Isla. Parcela 53. 41700 Dos Hermanas. Seville	Printing of publishing products	40.00%
Gráficas Integradas, S.A.	Calle Camino de los Afligidos S/N. Alcalá de Henares. Madrid	Printing of publishing products	40.00%
Norprensa, S.A.	Parque Empresarial IN-F. Calle Costureiras. s/n 27003. Lugo	Printing of publishing products	40.00%
MEDIA ADVERTISING SALES
Full consolidation
Gerencia de Medios, S.A.	Gran Vía, 32. Madrid	Contracting of advertising exclusives	100.00%
Prisa Innova, S.L.	Gran Vía, 32. Madrid	Management of promotional products and services	100.00%
Solomedios, S.A.	Gran Vía, 32. Madrid	Advertising management	100.00%
DISTRIBUTION
Full consolidation
Aldipren, S.L.	Polígono Campollano. Calle de Distribución. Número 34-38. 02006 Albacete	Storage and distribution of publishing products	32.50%

Company	Registered Office	Line of Business	Effective Percent

Cronodís Logística Integral, S.L.	Calle El Rayo. Parcela 2,4,2. Polígono Industrial La Quinta /R2. 19171. Cabanillas del Campo. Guadalajara	Storage and distribution of publishing products	47.50%
Districuen, S.L.	Polígono La Cerrajera. Parcela 36. Cuenca	Storage and distribution of publishing products	32.50%
Distritoledo, S.L.	Polígono Industrial de Toledo II Fase. Calle Arrollo Gadea, 9.	Distribution and sale of publishing products	39.75%
	45007. Toledo
Gelesa Gestión Logística, S.L.	Almanaque No 5. Polígono Fin de Semana. 28022. Madrid.	Distribution of publications	50.00%
Grupo Cronos Distribución Integral, S.L.	Almanaque No 5. Polígono Fin de Semana. 28022. Madrid.	Distribution and sale of publishing products	50.00%
Redprensa, S.L.U.	Gran Vía, 32. Madrid	Holdings	100.00%
Equity method
Beralán, S.L.	Igarategi Industrialdea. No 58. 20130. Urnieta. Guipúzcoa	Distribution of publishing products	22.25%
Cirpress, S.L.	Polígono Tazaba II. Parcela 31. Logrezana - Carreño. 33438. Asturias	Distribution of publishing products	24.70%
Dima Distribución Integral, S.L.	Calle Confianza, 1. Polígono Industrial Los Olivos. 28065. Getafe. Madrid	Distribution of publishing products	33.66%
Diserpe, S.R.L.U.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	23.75%
Distribuciones Papiro, S.L.	C/Pasteur 15. Polígono Industrial El Montalbo. 37008 Salamanca	Distribution of publishing products	25.14%
Distribuciones Ricardo Rodríguez, S.L.	Polígono Asegra. Calle Córdoba. 18-20. 18210. Peligros. Granada	Distribution of publishing products	20.30%
Distribuidora Almeriense de Publicaciones, S.L.	Sierra Cabrera, 1. Polígono Industrial La Juaida. Viator. Almeria	Distribution of publishing products	20.30%

Company	Registered Office	Line of Business	Effective Percent

Distribuidora Cordobesa de Medios Editoriales, S.L.	Calle Prolongación Ingeniero Torres Quevedo s/n. Polígono Industrial de la Torrecilla. 14013. Cordoba	Distribution of publishing products	20.30%
Distribuidora de Publicaciones Boreal, S.L.	Rua Alcalde Ramón Añón. Parcela 79-81. 15199. Culleredo. A Coruña	Distribution of publishing products	29.00%
Distribuidora Extremeña de Publicaciones, S.L	Polígono Industrial Prado. Calle Valencia 14. 06800 Mérida. Badajoz	Distribution of publishing products	20.30%
Distribuidora Jienense de Publicaciones, S.L.	Polígono Industrial Los Olivares. Calle 5. Parcela 526. Jaen	Distribution of publishing products	29.00%
Distrigalicia, S.L.	Carretera de Catabais Km. 3,300 de Ferrol. A Coruña	Storage and distribution of publishing products	29.00%
Distrimedios, S.L.	Agricultura. Parcela D-10 (P. Empresarial). Jeréz. Cadiz	Distribution of publishing products	29.00%
Marina BCN Distribucions, S.L. (fomerly Marina Press Distribuciones, S.L.)	Calle E. No 1. Esquina Calle 6 (Sector E). 08040. Barcelona	Distribution of publishing products	30.00%
Prensa Serviodiel, S.L.	Polígono Tartessos 309, Calle A. 21610. San Juan del Puerto. Huelva	Distribution of publishing products	20.30%
Souto, S.L.	Polígono Industrial Oceao, Calle Da Industria, 107. 27003. Lugo	Distribution of publications	29.00%
Suscripciones de Medios Editoriales, S.L.	Calle de la Agricultura, Parque Empresarial Parcela D10. 11407. Jeréz de la Frontera. Cadiz	Distribution of publishing products	29.00%
Trecedis, S.L.	Calle Avenida de Bruselas, 5. Arrollo de la Vega. 28108.	Distribution of publications	19.03%
	Alcobendas. Madrid
Val Disme, S.L.	Calle Dels Argenters 4. P.I. Vara de Quart. 46014. Valencia	Distribution of publishing products	23.75%

Company	Registered Office	Line of Business	Effective Percent

OTHER
Full consolidation
GLP Colombia, Ltda	Carrera 9, 9907 Oficina 1200. Bogotá. Colombia	Operation and sale of all manner of advertising	100.00%
Oficina del Autor, S.L.	Gran Vía, 32. Madrid	Management of publishing rights and author representation	100.00%
Prisa División Inmobiliaria, S.L.	Gran Vía, 32. Madrid	Lease of commercial and industrial premises	100.00%
Prisa División Internacional, S.L.	Gran Vía, 32. Madrid	Holdings in foreign companies	100.00%
Prisa Finance (Netherlands) BV.	Gran Vía, 32. Madrid	Holdings in and financing of companies	100.00%
Prisa Inc.	5300 First Union Financial Centre, Miami, FL 33131 U.S.	Management of companies in the U.S. and North America	100.00%
Promotora de Actividades América 2010, S.L	Gran Vía, 32. Madrid	Production and organisation of activities and projects marking the bicentenary of American Independence	100.00%
Promotora de Actividades América 2010 Colombia, Ltda.	Carrera 9. No 74-08. Oficina 504. Bogotá. Colombia	Development, co-ordination and management of all manner of projects, international and national projects marking the bicentenary of American Independence	100.00%
Promotora de Actividades América 2010—México, S.A. de C.V.	Avenida Paseo de la Reforma 300. Piso 9. Col. Juárez. 06600. Mexico City, Mexico	Development, co-ordination and management of all manner of international and national projects marking the bicentenary of American Independence	100.00%
Promotora de Actividades Audiovisuales de Colombia, Ltda.	Calle 80, 10 23. Bogotá. Colombia	Production and distribution of audiovisual content	100.00%

(1)	Prisa operates under the following brands within the Education business unit:

Education: Santillana, Moderna, UNO Sistema de Ensino, Avalía, Richmond Publishing, Santillana Français, Español Santillana.

General Publishing: Alfaguara, Taurus, Aguilar, Aguilar Fontanar, El País Aguilar, Suma de Letras, Salamandra, Altea, Objetiva, Punto de Lectura, Manderley, Alamah.

Training: Santillana Formación, IUP (Instituto Universitario de Posgrado).

(2)	Prisa operates under the following brands within the Press business unit:

General Press: El País.

Sport Press: AS.

Financial Press: Cinco Días.

Magazines:

Spain: Kiosks — Cinemanía, Gentleman, Revista 40, Claves, Car, Foreign Policy, Rolling Stone

Corporate Magazines: Digital+, La Caja (Caja Madrid), Europa (Air Europa) Gente Carrefour- Su Periódico (Carrefour), Fundación VT, Club Gourmet, Cercha, AMA, En Punto (Renfe), Azul Marino (Acciona), Platinum, Caudal (Caja Duero), AC World (AC Hoteles), Viajeros Barceló (Barceló Travel Agency), Dialogo (Día supermarket), Global (Renault), En Compañía (Bilbao Insurance), H2O (Canal de Isabel II).

Other products — to highlight El País Yearbook, Wine Yearbook, El País Shopping Ortega Prizes.

Portugal: Lux, Lux Woman, Maxmen, Vinhos de Portugal.

Prisa also owns a minority stake in Le Monde.

(3)	Prisa operates under the following brands within the Radio business unit:

General interest networks: Spain: Cadena SER, Ona; Chile: ADN; Colombia: Radio Caracol, W Radio; México: W Radio, Estadio Radio; Argentina: Radio Continental; USA: Radio Caracol, W Radio.

Music networks: 40 Principales (global brand); Spain: Cadena Dial, M-80, Radiolé, Máxima FM;

Chile: Corazón, Radioactiva, Radio Corazón, FMDos, Radio UNO, Rock&Pop, Pudahuel, Futuro, Radio Imagina, Concierto; Colombia: Tropicana, Oxígeno, Bésame, Radioacktiva, Vibra Bogotá, Radio Reloj, Radio Recuerdos, Candela Stereo; México: Bésame, Ke buena; Costa Rica: Bésame, Nueva 90.7.

Music: Planet Events, Nova, RLM, On Stage.

(4)	Prisa operates under the following brands within the Audiovisual business unit:

Pay TV: Digital+, Canal+, Canal+ Dos

Free to air TV: TVI (Portugal), TVI24 (Portugal), Cuatro (Spain), CNN+ (Spain)

Audiovisual Production: Plural Entertainment.

Media Capital also operates the following radio brands: Radio Comercial, Radio Clube Portugués, Cidade FM, Best Rock FM, M80 and Romántica FM; film and video/DVD distribution brand: CastelloLopes Multimedia; music recording brand: Farol Música and internet portal brand: IOL.

Prisa also owns a minority stake in V-me.

(5)	Prisa operates the following web portals in the Digital area: Kalipedia, Clasificados, El Viajero, Lalistawip, Parasaber, Infometeo, Japy.

Annex L

The following unaudited financial information of Prisa presents financial results for the eights months ended August 31, 2010. The unaudited financial information set forth in this Annex L should be read in connection with Prisa’s audited consolidated balance sheets as of December 31, 2009 and 2008 and Prisa’s audited consolidated income statements for the years ended December 31, 2009, 2008 and 2007, and Prisa’s unaudited financial statements as of and for the six months ended June 30, 2010 and 2009, all of which are included in this proxy statement/prospectus. Although it is not otherwise required to be included in this proxy statement/prospectus by the SEC’s Rules, the information contained in this Annex L is being provided in response to Item 8.A.5 of Form 20-F because Prisa has made the information available to shareholders. Because this information is not otherwise required to be disclosed by the SEC’s Rules, it does not contain all of the information and disclosures normally included in interim financial statements prepared in accordance with IFRS. The information presented in this Annex L is substantively the same as was made public by Prisa on September 7, 2010, except that the information in this Annex L also contains a reconciliation of non-GAAP measures used in this Annex to the most comparable financial measure calculated and presented in accordance with IFRS.

JANUARY — AUGUST 2010 RESULTS

PRISA REACHED AN EBITDA(1) OF €420 MILLION IN THE FIRST EIGHT MONTHS OF 2010

Net profit was €97 million (+ 54%). All business units reached positive results.

•	Prisa achieved revenues of €2,064 million, reached an EBITDA of €420 million, EBIT of €285 million and net profit was €97 million.

Total revenues reached €2,064 million compared to €2,182 million obtained in the same period of the previous year. Excluding the impact of the change in the exploitation football model (2009 figures included €125 million of revenues from the sale of audiovisual soccer rights) and the revenues from the press operations in Bolivia (which was sold in 2009 and reached €6.4 million as of August 31, 2009) total Group revenues would have increased by 0.6% year on year.

Audiovisual represented 52.5% of total revenues, Education (21.8%), Press (12.7%) and Radio (12.2%).

(1) Adjusted EBITDA is a supplemental measure of performance that is not required by, or presented in accordance with, IFRS. Prisa defines “Adjusted EBITDA” as profit from operations, as shown on Prisa’s financial statements, plus asset depreciation expense, plus changes in operating allowances, plus impairment of assets and plus goodwill deterioration. Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses. Prisa presents Adjusted EBITDA because it believes Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, a significant number of which present Adjusted EBITDA (or a similar measure) when reporting their results. Although Prisa uses Adjusted EBITDA as a financial measure to assess the performance of its businesses, it is not a measurement of financial performance under IFRS and should not be considered as (i) an alternative to operating or net income or cash flows from operating activities, in each case determined in accordance with IFRS, (ii) an indicator of cash flow or (iii) a measure of liquidity. A reconciliation of Adjusted EBITDA to profit from operations, the most comparable financial measure calculated and presented in accordance with IFRS, is included at the end of this Annex L.

•	In the first eight months of 2010, 25% of the revenues came from the international area. By countries, it is worth highlighting the contribution of Brazil and Portugal (45% of the total). The whole international area in the group maintained an important growth rate increasing its revenues by 7.0%.

•	The Audiovisual area revenues reached €1,083 million and obtained an EBITDA of €191 million (which included €44 million loss of the World Cup exploitation), with a margin of 17.6%. Digital+ obtained an EBITDA of €189 million and continued improving its cancellation rates. The month of August is the fifth consecutive month which shows a decline in cancellations in relation to the same period last year. During this period of 2010, several agreements have been signed with Jazztel, Telecable and Orange for the distribution of content and negotiations to close additional deals with other operators are in process.

•	Total subscriber base of Digital+ as of August 31, 2010 was 1,760,320, compared to 1,886,694 subscribers as of August 31, 2009. The subscriber base decreased by 85 thousand subscribers in the first eight months of 2010 compared with a decrease of 148 thousand subscribers in the first eight months of 2009. The average revenue per user (ARPU) remained at €41.7 per subscriber and month and remained stable with respect to the last year. Canal+League reached 800,000 subscribers.

•	Cuatro continued with a positive performance during the first eight months of 2010, to finish August with an average audience of 7.2% in 24 hours and 7.5% in prime time. It also strengthened its position in the more interesting profiles to advertisers, to reach 9.4% and 10.2% of audience in the commercial and core target, respectively. Cuatro reached a negative EBITDA of 21 million of euros as of August 31, 2010, mainly as a consequence of the exploitation of the football World Cup. TVI, the free TV of Media Capital, maintained its leadership in Portugal, both in 24 hours and prime time audience. During the first eight months of 2010, TVI had an average audience of 33.9% and 39.2% in prime time.

•	The Education business continued showing strong results. Santillana improved its revenues by 2.7% to €450 million and its EBITDA reached €149 million (€94 million from Latam and USA and €55 million from Spain and Portugal). It is worth highlighting, the growth achieved in Brazil (+37%), Peru (+22%), Mexico (+17%), Colombia (+14%), Chile (+8%) and Argentina (+3%). As of August 31, 2010, 33% of the Education business revenues came from Spain and Portugal, 21% from Brazil, 15% from Mexico, 6% from Argentina, 5% from Chile, 4% from Peru, 3% from Colombia and the remaining revenues were generated in other Latam countries.

•	The Radio business increased its revenues by 7.6% to reach €253 million, with an increase of 16.3% of its EBITDA and showed a significant margin improvement (23.3% versus 21.5%). The international radio increased its revenues by 33.5% and its advertising revenues improved by 36.9%.

•	Press reached revenues of €263 million and increased its EBITDA by 4.3% with a significant margin improvement (10.1% versus 9.4%). El Pais, reached €178 million of revenues, obtained an EBITDA of €18 million with a margin of 10% and its net profit was €8 million. El País is one of the few reference newspapers worldwide which continues to bring profits, renewed its leadership position among the general paid press and increased the distance with its main competitor, with an average daily circulation of 375,043 copies in the first eight months of 2010 (-4.3% year over year). AS, obtained €57 million of revenues (+22.6%), an EBITDA of €9 million (+55.8%), and increased it advertising revenues by 73.3%. AS average daily circulation in the first eight months of 2010 amounted to 219,582 copies (+0.1% year over year).

•	In the Digital area, advertising revenues increased by 38.1%. The group reached €45.95 million monthly unique users on average (+24.4%). It is worth highlighting the growth of As.com (+41.2%), El Pais.com (+10.5%) in which approximately 30% of its unique users are international, Los40.com (+21.6%), Cuatro.com (16.6%) and Media Capital (+14.8%).

•	The advertising of the Group increased by 9.1% to reach €608 million (Audiovisual; €289 million; Radio: €218 million; Press: €108 million). It is worth mentioning the growth in the Audiovisual business (+14.9%), in the Radio (+9.7%) and in Press (+3.1%).

•	Net debt reached €4,735 million as of August 31, 2010 (€4,986 million as of August 31, 2009) and interest on debt decreased by 34.8%.

PROFIT AND LOSS ACCOUNT

	JANUARY - AUGUST
€ Million	2010	2009	Chg.%

Operating Revenues	2,063.56	2,181.83	(5.4)
EBITDA	420.22	455.17	(7.7)
EBIT	285.48	294.05	(2.9)
Net profit	97.12	63.07	54.0

EBITDA Margin	20.4%	20.9%
EBIT Margin	13.8%	13.5%

	JANUARY - AUGUST
€ Million	2010	2009	Chg.%

Advertising	607.58	556.71	9.1
Books and training	440.95	427.78	3.1
Newspapers and magazine sales	122.36	130.01	(5.9)
Subscriber revenues	613.62	681.38	(9.9)
Other revenues	279.06	385.95	(27.7)

Total operating revenues	2,063.56	2,181.83	(5.4)

Adjustments to Reconcile Adjusted EBITDA to Profit from Operations

	Audiovisual		Education
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	190,987	236,662	148,819	151,856
Asset depreciation expense	(66,549)	(81,503)	(29,315)	(27,242)
Changes in operating allowances	(7,243)	(11,106)	(5,298)	(13,975)
Impairment of assets	(216)	(216)	(2,215)	(3,136)
Goodwill deterioration	0	0	0	0

Profit from operations	116,980	143,838	111,992	107,502

	Radio		Press
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	58,829	50,577	26,589	25,501
Asset depreciation expense	(9,459)	(9,167)	(6,213)	(7,549)
Changes in operating allowances	(1,805)	(1,443)	(853)	(403)
Impairment of assets	0	(5)	0	0
Goodwill deterioration	0	0	(1,351)	0

Profit from operations	47,565	39,963	18,171	17,549

	Other		Total Prisa
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	(5,005)	(9,424)	420,219	455,172
Asset depreciation expense	(2,940)	(3,988)	(114,476)	(129,449)
Changes in operating allowances	(1,460)	(1,389)	(16,659)	(28,316)
Impairment of assets	0	(1)	(2,431)	(3,358)
Goodwill deterioration	174	0	(1,177)	0

Profit from operations	(9,232)	(14,803)	285,476	294,049

Businesses in the Audiovisual segment

	Sogecable		Media Capital
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	167,887	207,735	23,091	28,859
Asset depreciation expense	(58,534)	(73,266)	(8,015)	(8,237)
Changes in operating allowances	(6,967)	(10,687)	(276)	(419)
Impairment of assets	(216)	(216)	0	0
Goodwill deterioration	0	0	0	0

Profit from operations	102,170	123,566	14,801	20,204

	Audiovisual Other
	Eight Months Ended August 31,
	2010	2009
	(Thousands of euros)

Adjusted EBITDA	9	68
Asset depreciation expense	0	0
Changes in operating allowances	0	0
Impairment of assets	0	0
Goodwill deterioration	0	0

Profit from operations	9	68

Businesses in the Radio segment

			International Radio
	Radio in Spain		Eight Months Ended
	Eight Months Ended August 31,		August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	40,451	42,936	15,992	5,270
Asset depreciation expense	(5,214)	(5,471)	(3,218)	(3,221)
Changes in operating allowances	(969)	(1,000)	(840)	(575)
Impairment of assets	0	0	0	(5)
Goodwill deterioration	0	0	0	0

Profit from operations	34,268	36,465	11,934	1,469

	Radio Other
	Eight Months Ended August 31,
	2010	2009
	(Thousands of euros)

Adjusted EBITDA	2,386	2,371
Asset depreciation expense	(1,027)	(475)
Changes in operating allowances	4	132
Impairment of assets	0	0
Goodwill deterioration	0	0

Profit from operations	1,363	2,029

Businesses in the Press segment

	El País		AS
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	17,643	20,108	9,395	6,031
Asset depreciation expense	(5,627)	(6,404)	(256)	(193)
Changes in operating allowances	(345)	(178)	(406)	(67)
Impairment of assets	0	0	0	0
Goodwill deterioration	0	0	0	0

Profit from operations	11,670	13,526	8,734	5,771

	Cinco Días		Press Other
	Eight Months Ended August 31,		Eight Months Ended August 31,
	2010	2009	2010	2009
	(Thousands of euros)		(Thousands of euros)

Adjusted EBITDA	(465)	(965)	16	327
Asset depreciation expense	(148)	(82)	(182)	(870)
Changes in operating allowances	(16)	(22)	(86)	(136)
Impairment of assets	0	0	0	0
Goodwill deterioration	0	0	(1,351)	0

Profit from operations	(628)	(1,069)	(1,605)	(679)

Annex M

October 25, 2010

Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, New York 10036

Ladies and Gentlemen:

We have acted as special Delaware counsel for Liberty Acquisition Holdings Corp., a Delaware corporation (the “Corporation”), in connection with the proposed merger of the Corporation with and into Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation and a wholly-owned subsidiary of the Corporation (“Liberty Virginia”). In that regard, you have requested our opinion solely as to the matters expressly described herein under the General Corporation Law of the State of Delaware, 8 Del. C. §§ 101 et seq. (the “General Corporation Law”).

For purposes of rendering our opinion as stated herein, we have been furnished with and have reviewed the following documents:

(a) The Restated Certificate of Incorporation of the Corporation, as filed with the Secretary of State of the State of Delaware on August 7, 2008 (the “Certificate of Incorporation”);

(b) The Bylaws of the Corporation as in effect on the date hereof;

(c) The Amended and Restated Business Combination Agreement, dated as of August 4, 2010, by and among Promotora de Informaciones, S.A., the Corporation and Liberty Virginia, as amended by Amendment No. 1 to Amended and Restated Business Combination Agreement, dated as of August 13, 2010 (the “Business Combination Agreement”); and

(d) An Officer’s Certificate for the Corporation, dated as of the date hereof, with respect to certain matters, together with the documents or instruments attached thereto as exhibits.

For purposes of this opinion, we have not reviewed any documents other than the documents listed in paragraphs (a) through (d) above, and we express no opinion with respect to any such other documents. In particular, we have not reviewed any document (other than the documents listed in paragraphs (a) through (d) above) that is referred to or incorporated by reference into any document reviewed by us. We have conducted no independent factual investigation of our own but rather have relied as to factual matters solely upon the foregoing documents, the statements and information set forth therein, and the additional matters recited or assumed herein, all of which we have assumed to be true, complete and accurate in all material respects.

With respect to all documents examined by us, we have assumed (i) that all signatures on documents examined by us are genuine, (ii) the legal capacity under all applicable laws and regulations of all natural persons signing each of said documents as, or on behalf of, the parties thereto, (iii) that all documents submitted to us as originals are authentic, and (iv) that all documents submitted to us as copies conform with the originals of those documents.

This opinion is limited to the General Corporation Law as in effect on the date hereof, and we have not considered and express no opinion on any other laws, rules, or regulations of the State of Delaware, or the laws, rules, or regulations of any other state or jurisdiction, including federal laws (including federal bankruptcy laws), or laws regulating to securities or the rules and regulations of any stock exchange or other regulatory body.

BACKGROUND

We have been advised, and therefore assume for purposes hereof, that: (i) pursuant to the Business Combination Agreement, the Corporation will be merged with and into Liberty Virginia, pursuant to which Liberty Virginia will be the surviving corporation, and the separate corporate existence of the Corporation will terminate (the “Reincorporation Merger”). We further understand and assume for purposes hereof, that, as represented by the Corporation in Section 6.3(b) of the Business Combination Agreement, the transactions contemplated by the Business Combination Agreement, the Ancillary Agreements (as defined in the Business Combination Agreement), and the Liberty Preferred Stock Purchase Agreements (as defined in the Business Combination Agreement), which include the Reincorporation Merger, will, when executed upon their terms, constitute a “Business Combination” within the meaning of the Certificate of Incorporation.1 We further understand and assume for purposes hereof, that such “Business Combination” has been or will be submitted to the stockholders of the Corporation for their approval in accordance with Paragraph A. of Article FIFTH of the Certificate of Incorporation, which requires “the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally, voting together as a single class...for the Corporation to consummate any Business Combination” (the “Merger Provision”).

We also understand and therefore assume for purposes hereof, that the shares of capital stock of the Corporation will, at the effective time of the Reincorporation Merger, be converted into the right to receive shares of capital stock of Liberty Virginia. Finally, we understand, and therefore assume for purposes hereof, that the articles of incorporation of Liberty Virginia as in effect immediately following the effective time of the Reincorporation Merger will not be identical to the Certificate of Incorporation as in effect immediately prior to the effective time of the Reincorporation Merger, and therefore may not be identical to, and could be construed as inconsistent with, Paragraph B. of Article FOURTH and Article FIFTH of the Certificate of Incorporation.

The last paragraph of Paragraph B. of Article FOURTH of the Certificate of Incorporation provides as follows (the “First Supermajority Vote Provision”):2

In addition to any affirmative vote required by law and/or a Preferred Stock Designation, if any, during the “Target Business Acquisition Period”3 (as defined below), the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with this paragraph B.

     1 “Business Combination” is defined in Article FIFTH of the Certificate of Incorporation as “the acquisition by the Corporation of one or more operating businesses whose fair market value, individually or collectively, is equal to at least 80% of the Trust Fund plus the proceeds of the Co-Investment (excluding any deferred underwriting discounts and commissions) (each, a ‘Target Business’) through a merger, stock exchange, asset acquisition, reorganization or similar business combination.” (Emphasis added).
     2 We note that there are other provisions of the Certificate of Incorporation requiring a “super-majority” vote of the stockholders of the Corporation. We have not been asked to, nor have we considered, the validity or invalidity, or construction or interpretation, of any provision of the Certificate of Incorporation other than as expressly provided herein with respect to the Supermajority Vote Provisions (as defined below).
     3 The “Target Acquisition Period” is defined in Article FIFTH of the Certificate of Incorporation as “the period from the effectiveness of the registration statement filed in connection with the Corporation’s initial public offering (“IPO”) with the United State Securities and Exchange Commission up to and including the first to occur of (a) a Business Combination or (b) the Termination Date.” The “Termination Date” is defined in the Certificate of Incorporation as “the later of (i) 30 months after the consummation of the IPO or (ii) 36 months after the consummation of the IPO in the event that either a letter of intent, an agreement in principle or a definitive agreement to consummate a Business Combination was executed but no Business Combination was consummated within such 30 month period....”

Similarly, the second sentence of the first paragraph of Article FIFTH of the Certificate of Incorporation provides as follows (the “Second Supermajority Vote Provision,” and together with the First Supermajority Vote Provision, the “Supermajority Vote Provisions”):

In addition to any affirmative vote required by law and/or a Preferred Stock Designation, if any, during the Target Business Acquisition Period, the affirmative vote of at least 80% in voting power of the then outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with this Article FIFTH.

The Supermajority Vote Provisions therefore purport to require a vote of at least 80% in voting power of the Corporation’s capital stock to “amend, alter, repeal or adopt any provision inconsistent with” Paragraph B. of Article FOURTH or Article FIFTH of the Certificate of Incorporation.

You have requested our opinion as to whether the Supermajority Vote Provisions require the vote of at least 80% in voting power of the Corporation’s capital stock to consummate the Reincorporation Merger.

OPINION

Based upon the assumptions, qualifications, exceptions, legal considerations, and reasoning set forth herein, it is our opinion that the consummation of the Reincorporation Merger does not require the affirmative vote of at least 80% in voting power of the Corporation’s capital stock under the Supermajority Vote Provisions.

LEGAL ANALYSIS

Section 242 of the General Corporation Law, which establishes the statutory requirements for amending the certificate of incorporation of a Delaware corporation, states as follows with respect to the approval of such an amendment by the holders of shares of capital stock of the corporation:

If a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class has been voted in favor of the amendment, a certificate setting forth the amendment and certifying that such amendment has been duly adopted in accordance with this section shall be executed, acknowledged and filed and shall become effective in accordance with § 103 of this title.

8 Del. C. § 242(b)(1). Section 242(b)(2) of the General Corporation Law grants classes or series of capital stock the right to vote separately as a single class on certain amendments to the certificate of incorporation under enumerated circumstances, regardless of whether the holders of such class or series are entitled to vote thereon under the certificate of incorporation. Section 242(b)(2) of the General Corporation Law provides in relevant part as follows:

The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of 1 or more series of any class so as to affect them adversely, but shall not so affect the entire class, then only the shares of the series so affected by the amendment shall be considered a separate class for the purpose of this paragraph.

8 Del. C. § 242(b)(2).

In contrast to Section 242(b) (governing amendments to the certificate of incorporation), Section 252 of the General Corporation Law (governing the merger of a Delaware corporation with a corporation incorporated under the laws of another state of the United States), by reference to Section 251 of the General Corporation Law, provides that a Delaware corporation may merge upon the adoption of an agreement of merger by “a majority of the outstanding stock of the corporation entitled to vote thereon.” 8 Del. C.

§§ 251(c) & 252(c). Unlike Section 242(b)(2) with respect to an amendment to the certificate of incorporation of a Delaware corporation, Section 252 of the General Corporation Law does not provide the holders of any classes or series of capital stock the right to vote separately as a single class on an amendment to a surviving corporation’s certificate of incorporation effected via merger. Compare 8 Del. C. § 242(b)(2) with 8 Del. C. §§ 251(c) & 252(c).

It is a well established principle of Delaware law that “action taken under one section of [the General Corporation Law] is legally independent, and its validity is not dependent upon, nor to be tested by the requirements of other unrelated sections under which the same final result might be attained by different means.” Orzeck v. Englehart, 195 A.2d 375, 378 (Del. 1963); accord Rothschild Intl Corp. v. Liggett Group Inc., 474 A.2d 133, 136 (Del. 1984). The Delaware Court of Chancery has articulated the basis for this rule as follows:

[T]hose who must shape their conduct to conform to the dictates of statutory law should be able to satisfy such requirements by satisfying the literal demands of the law rather than being required to guess about the nature and extent of some broader or different restriction at the risk of an ex post facto determination of error. The utility of a literal approach to statutory construction is particularly apparent in the interpretation of the requirements of our corporation law — where both the statute itself and most transactions governed by it are carefully planned and result from a thoughtful and highly rational process.

Thus, Delaware courts, when called upon to construe the technical and carefully drafted provisions of our statutory corporation law, do so with a sensitivity to the importance of the predictability of that law. That sensitivity causes our law, in that setting, to reflect an enhanced respect for the literal statutory language.

Speiser v. Baker, 525 A.2d 1001, 1008 (Del. Ch. 1989); accord Uni-Marts, Inc. v. Stein, C.A. Nos. 14713, 14893, 1996 WL 466961, *9 (Del. Ch. Aug. 12, 1996); but see Louisiana Municipal Police Employees’ Retirement Sys. v. Crawford, 918 A.2d 1172, 1191-92 (Del. Ch. 2007) (finding, on a motion for a preliminary injunction, that a “special dividend” does not “ha[v]e legal significance independent of the merger” in determining whether stockholder appraisal rights were triggered).

Under this “doctrine of independent legal significance,” Delaware courts have held that the provisions of Section 242(b)(2) of the General Corporation Law relating to amendments to a certificate of incorporation, or certificate of incorporation provisions containing language similar to that in Section 242(b)(2) governing amendments to the certificate of incorporation, are not applicable to a merger effected under Section 251 of the General Corporation Law, even where the effect of the merger is one that would have required a different vote if effected by amendment to the certificate of incorporation pursuant to Section 242 of the General Corporation Law. See, e.g., Elliot Assocs., L.P. v. Avatex Corp., 715 A.2d 843, 853 (Del. 1998) (discussed below); Benchmark Capital Partners IV, L.P. v. Vague, C.A. No. 19719, 2002 WL 1732423 (Del. Ch. July 15, 2002), aff’d, Benchmark Capital Partners IV, L.P. v. Juniper Financial Corp., 822 A.2d 396 (2003) (TABLE) (discussed below); Sullivan Money Mgmt., Inc. v. FLS Holdings Inc., C.A. No. 12731, 1992 WL 345453 (Del. Ch. Nov. 20, 1992), aff’d, 628 A.2d 84 (Del. 1993) (TABLE) (construing language in a certificate of incorporation similar, but not identical, to that found in Section 242(b)(2) as not granting the right to a class vote in respect of a merger); Warner Communications Inc. v. Chris-Craft Indus., Inc., 583 A.2d 962, 970 (Del. Ch. 1989) (“[T]he language of 242(b)(2)...does not entitle the holders of a class of preferred stock to a class vote in a merger, even if (as we assume here) the interests of the class will be adversely affected by the merger.”), aff’d, 567 A.2d 419 (Del. 1989) (TABLE) (footnote omitted); Phillips v. Insituform of N. Am., Inc., C.A. No. 9173, 1987 WL 16285, *6 n.6 (Del. Ch. Aug. 27, 1987) (“The charter does not confer on the B shares the right to a class vote on a merger or, indeed, in any circumstances, nor does our statute. Compare 8 Del. C. § 251 with 8 Del. C. § 242(b)(2).”) (emphasis added).

These cases are consistent with several older decisions under Delaware law which permitted certain results to be achieved by merger which could not legally have been achieved by an amendment to the certificate of incorporation. For example, in Keller v. Wilson & Co., 190 A. 115 (Del. 1936), the Delaware Supreme Court held that dividend arrearages on preferred stock could not be abolished by an amendment to the certificate of incorporation, on the theory that such arrearages constituted a “vested right” of the preferred stockholders. In the subsequent case of Federal United Corp. v. Havender, 11 A.2d 331 (Del. 1940), however, the Delaware Supreme Court held that a merger between a parent and its pre-existing wholly-owned subsidiary could result in the elimination of such accruals on the parent’s preferred stock. The Court reasoned, in part, as follows:

The substantial elements of the merger and consolidation provisions of the General Corporation Law as they now appear have existed from the time of the inception of the law. It is elementary that these provisions are written into every corporate charter. The shareholder has notice that the corporation whose shares he has acquired may be merged with another corporation if the required majority of the shareholders agree. He is informed that the merger agreement may prescribe the terms and conditions of the merger, the mode of carrying it into effect, and the manner of converting the shares of the constituent corporations into the shares of the resulting corporation.... The state has an interest in the corporate structures erected under its authority. Having provided for the merger of corporations, they are not regarded with disfavor. On the contrary, mergers are encouraged to the extent that they tend to conserve and promote corporate interests. The catholic quality of the language of the merger provisions of the law negatives a narrow or technical construction if the purpose for which they were enacted is to be accomplished.

Fed. United, 11 A.2d at 338. Thereafter, in Hottenstein v. York Ice Machinery Corp., 136 F.2d 944 (3d Cir. 1943), the court upheld a similar merger eliminating dividend arrearages where a wholly-owned subsidiary was created solely to achieve the merger. Later, in Langfelder v. Universal Laboratories, Inc., 163 F.2d 804 (3d Cir. 1947), the court upheld a reorganization by merger which changed dividend rights and par value rights of preferred stockholders, noting as follows with respect to the Havender doctrine:

Allowing the doctrine fullest scope we think it would have to be conceded that any and all rights inherent in any class of stock could be obliterated by merger unless the terms of the merger agreement were so unfair, inequitable or fraudulent as to meet the bar of the [Porges v. Vadsco Sales Corp., Del. Ch., 32 A.2d 148 (1943)] decision....

Langfelder, 163 F.2d at 807.

Also relevant, in our view, is the statutory history of Section 251 (governing the merger of two or more Delaware corporations, and the corollary to Section 252 governing the merger of a Delaware corporation with a corporation incorporated under the laws of another state of the United States) of the General Corporation Law. In 1964, Professor Ernest L. Folk, III was retained to review the General Corporation Law and make recommendations to the Delaware Corporation Law Revision Committee (the “Committee”), which was reviewing the General Corporation Law pursuant to legislative authorization and which had been appointed by the Secretary of State of the State of Delaware. Professor Folk’s review was published in 1968 by Corporation Service Company (hereinafter the “Folk Report”). The Folk Report noted that the Delaware merger statute did not require a class vote even if the merger agreement effected an amendment to the certificate of incorporation which, if adopted pursuant to Section 242 of the General Corporation Law, would have required a class vote, and Professor Folk recommended the addition of such a class vote requirement to the merger statute. Folk Report 186-87. Specifically, Folk recommended a change to recognize “a class vote of like percentages where a class vote would be necessary if the proposal took the form of a separate amendment to the certificate of incorporation.” Folk Report 182. The Committee, however, rejected this recommendation and “they disapproved the suggestion that there be a class vote where it would be necessary if the proposal took the form of a separate amendment to the certificate of incorporation rather than of a merger.” Minutes of 28th meeting of the Delaware Corporation Law Revision Committee, February 15, 1966, at 3. Accordingly, the 1967 amendments to the General Corporation Law did not contain a class vote requirement in the merger statutes. In 1969, Section 251(b) of the General Corporation Law was amended to read, for all relevant purposes, in its present form, incorporating into Section 251(b) the provisions of Section 251(e) which permit an amendment of the certificate of incorporation of the surviving corporation by merger, and expanding those provisions to expressly permit a merger agreement to provide for an amendment to, or designation of one of the constituent corporation’s certificate of incorporation as, the certificate of incorporation of the surviving corporation.

In the present case, the Supermajority Vote Provisions require the affirmative vote of at least 80% in voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally, voting as a single class, to “amend, alter, repeal or adopt any provision inconsistent with” either Paragraph B. of Article FOURTH or Article FIFTH of the Certificate of Incorporation. At the same time, however, the Merger Provision requires “the affirmative vote of at least a majority in voting power of the outstanding shares of the capital stock of the Corporation entitled to vote generally, voting together as a single class,...to consummate any Business Combination,” which includes the Reincorporation Merger.

In interpreting the meaning of the Supermajority Vote Provisions, a Delaware court would apply established rules of contract interpretation. Berlin v. Emerald Partners, 552 A.2d 482, 488 (Del. 1988). Under such rules, unambiguous provisions are to be given effect as written, Kaiser Aluminum Corp. v. Matheson, 681 A.2d 392, 395 (Del. 1996), and the entire Certificate of Incorporation must be considered in reconciling all of its provisions in order to determine the intended meaning of any particular provision, Wood v. Coastal States Gas Corp., 401 A.2d 932, 937 (Del. 1979). In addition, the provisions of the Certificate of Incorporation must be read and interpreted “in the context of the established corporation law,” and the drafters of such provisions are deemed to have been aware of and understood the provisions and implications of the General Corporation Law and the decisional law thereunder. Warner Communications Inc., 583 A.2d at 964.

Here, there is nothing in the Certificate of Incorporation that suggests that the right of the holders of shares of capital stock of the Corporation to vote on an “amendment” to the Certificate of Incorporation was intended to apply to a statutory merger which, as in the Reincorporation Merger, results in the repeal of the Certificate of Incorporation. A merger, of course, is substantively and legally very different from an amendment to a certificate of incorporation, even if an amendment to a certificate of incorporation may be effected by a merger. The word “merger” appears nowhere in Supermajority Vote Provisions relating to the amendment of the Certificate of Incorporation and, indeed, is separately addressed in the Merger Provision requiring a different vote of stockholders. Compare Certificate of Incorporation at Paragraph B. of Article FOURTH and the second sentence of the first paragraph of Article FIFTH with Certificate of Incorporation at Paragraph A. of Article FIFTH. We believe this is significant under the decisional law.

In Elliott Associates, L.P. v. Avatex Corp., 715 A.2d 843 (Del. 1998), the Delaware Supreme Court considered whether the holders of a series of preferred stock of Avatex Corporation had the right to vote separately as a class on a proposed merger of Avatex with and into Xetava Corporation, a wholly owned subsidiary of Avatex, pursuant to which the shares of the series of preferred stock would be converted into common stock of Xetava. Under the terms of the Avatex certificate of incorporation, the holders of the series of preferred stock were entitled to a two-thirds class vote in the event of an “amendment, alteration or repeal, whether by merger, consolidation or otherwise, of any of the provisions of the Restated Certificate of Incorporation... which would materially and adversely affect any right, preference, privilege or voting power” of the series. 715 A.2d at 845 (emphasis omitted). The Delaware Supreme Court held that since the merger in question effected a “repeal, if not an amendment or alteration” of Avatex’s certificate of incorporation, and since that repeal, together with the conversion of the Avatex preferred stock into Xetava common stock, adversely affected the preferential rights of the holders of the series of preferred stock, the holders of the Avatex preferred stock were entitled to a two-thirds class vote on the merger. Significantly, however, the Delaware Supreme Court made clear that it was the inclusion in the certificate of incorporation of the language “whether by merger, consolidation or otherwise” that dictated this outcome, and that absent such language a class vote would not have been required. 715 A.2d at 853 (“[A]ll parties agree that pure amendment protection available to the First Series Preferred stockholders as granted by Section 242(b)(2) of the DGCL and Section 4 of the certificate does not — absent the very phrase at issue here — apply to this merger.”). See also Benchmark, 2002 WL 1732423, *11 (Concluding that the fact that “no reference to mergers appears [in the provision at issue] lends some support to the notion that [the provision at issue] was not intended to apply in the context of a merger.”); Sullivan, 1992 WL 345453, at *5 (“The word ‘merger’ is nowhere found in the provision governing the Series A Preferred Stock. The drafters’ failure to express with clarity an intent to confer class voting rights in the event of a merger suggests that they had no intention of doing so....”).

The Delaware Court of Chancery applied a similarly strict construction to a supermajority provision in the merger context. In Starkman v. United Parcel Service of America, Inc., C.A. No. 17747 (Del. Ch. Oct. 18, 1999) (TRANSCRIPT), the certificate of incorporation of United Parcel Service of America, Inc. (“Old UPS”) contained a provision (“Article Fifth”) which granted a right of first refusal with respect to sales of common stock. Article Fifth provided that “any amendments to or deletion of this Article Fifth shall require the affirmative vote of the holders of at least 80 percent of the voting power of all outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors.” Pursuant to a merger agreement between Old UPS, a wholly-owned subsidiary of Old UPS (“New UPS”) and a wholly-owned subsidiary of New UPS (“Merger Sub”), Merger Sub would be merged into Old UPS and all the outstanding shares of Old UPS were to be converted into the right to receive shares of New UPS. While the certificate of incorporation of Old UPS was to remain unchanged, the certificate of incorporation of New UPS would not contain the right of first refusal. Old UPS took the position that the merger required only the approval of a majority of the outstanding shares, not the 80% supermajority vote set forth in Article Fifth.

In an oral bench ruling, the Delaware Court of Chancery denied a motion to enjoin preliminarily the merger based on the allegation that the Old UPS certificate of incorporation required the approval of the holders of 80% of the outstanding shares.4 Relying on Centaur Partners, IV v. Nat’l Intergroup, Inc., 582 A.2d 923, 927 (Del. 1990),5 and Avatex and Warner Communications Inc., the Court determined that plaintiffs could not show a probability of success on the merits of their claims. Citing to Centaur Partners, the Court stated that “high vote requirements which purport to protect minority shareholders by disenfranchising the majority, must be clear and ambiguous.” Starkman, tr. at 17. The Court noted the following with respect to Avatex and Warner Communications Inc.:

I read Avatex and Warner Communications, Inc. vs. Chris-Craft Industries, Inc. as controlling the outcome here and requiring a finding that paragraph (9)’s supermajority voting requirement would not apply even if the charter of the surviving corporation in the merger amended or deleted the right of first refusal found in Article Fifth. I reach this conclusion because the Supreme Court in Avatex rested its holding on the presence of language in the Avatex certificate of incorporation specifically referring to the possibility of an amendment, alteration or repeal by merger, consolidation or otherwise.

The critical language, referring to merger, consolidation or otherwise, was not found in Warner and is not found here. Thus, Warner, which was reaffirmed by the Supreme Court, requires that I read Article Fifth, paragraph (9) to pertain only to charter amendments proposed in accordance with Section 242 of the Delaware General Corporation Law. Because the transaction at issue is a merger proposed under the authority of Section 251 of the Delaware General Corporation Law, Warner requires a finding that Article Fifth, paragraph (9) has no application.

Starkman, tr. at 19-20. See also Benchmark, 2002 WL 1732423 (Del. Ch. July 15, 2002) (in which the Delaware Court of Chancery held that a protective provision in a certificate of incorporation, designed to provide for a class vote to protect the holders of certain preferred stock from a diminution of their rights, did not apply, absent an express provision to the contrary, if such a diminution occurred as a result of a merger rather than as a result of an amendment to the certificate of incorporation pursuant to Section 242 of the General Corporation Law).

The recurring theme of these court decisions is that (i) there is a fundamental distinction between amendments to a certificate of incorporation effected pursuant to Section 242 of the General Corporation Law, on the one hand, and mergers and amendments to a certificate of incorporation effected as a term of an agreement of merger pursuant to Section 251 (and, by corollary, Section 252) of the General Corporation Law,

     4 The Delaware Supreme Court refused to certify an interlocutory appeal from the Court of Chancery’s ruling. See Starkman v. United Parcel Service of Am., Inc., 741 A.2d 1028 (Del. 1999) (TABLE) (ORDER).
     5 According to the Delaware Supreme Court in Centaur Partners, IV v. Nat’l Intergroup, Inc., 582 A.2d 923, 927 (Del. 1990), “high vote requirements which purport to protect minority shareholders by disenfranchising the majority, must be clear and unambiguous” and “[t]here must be no doubt that the shareholders intended that a supermajority would be required.”

on the other hand, and (ii) a certificate of incorporation provision must clearly evidence an intention to apply to a merger or an amendment effected pursuant to a merger, absent which the court will not extend the provision’s reach to apply to a merger.

Here, given the express provisions of the Merger Provision governing a “merger” and the express provisions of the Supermajority Vote Provisions governing “amendments”, we do not believe that such language should be construed to apply to the Reincorporation Merger.

* * *

This opinion speaks only as of the date hereof and is based on the application of the General Corporation Law as the same exists as of the date hereof, and we undertake no obligation to update or supplement this opinion after the date hereof for the benefit of any person or entity with respect to any facts or circumstances that may hereafter come to our attention or any changes in facts or law that may hereafter occur or take effect.

This opinion is rendered for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein. We further understand that you may include this opinion letter as an Annex to the proxy statement/prospectus included as part of a Registration Statement on Form F-4 filed with the Securities and Exchange Commission, which proxy statement/prospectus will be used in connection with the special meeting of stockholders of the Corporation to consider and vote upon the Business Combination, and we consent to your doing so.

Very Truly Yours,

/s/  Greenberg Traurig, LLP

GREENBERG TRAURIG, LLP

Annex N

October 25, 2010

Liberty Acquisition Holdings Corp.
1114 Avenue of the Americas, 41st Floor
New York, NY 10036

Ladies and Gentlemen:

We have acted as special Delaware counsel to Liberty Acquisition Holdings Corp., a Delaware corporation (the “Company”), in connection with the matters set forth herein. In this connection, you have requested our opinion as to certain matters under the General Corporation Law of the State of Delaware (the “General Corporation Law”).

For the purpose of rendering our opinions as expressed herein, we have been furnished and have reviewed the following documents:

(i) the Restated Certificate of Incorporation of the Company, as filed with the Secretary of State of the State of Delaware on August 7, 2008 (the “Certificate of Incorporation”);

(ii) the Bylaws of the Company (the “Bylaws”);

(iii) the Registration Statement of Promotora de Informaciones, S.A. (“Prisa”) (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “SEC”) on September 30, 2010 in connection with the Business Combination Agreement (as defined below);

(iv) the Prospectus of the Company as filed with the SEC on December 10, 2007 (the “Prospectus”);

(v) the Amended and Restated Business Combination Agreement, dated as of August 4, 2010, by and among Prisa, the Company and Liberty Acquisition Holdings Virginia, Inc., a Virginia corporation (“Liberty Virginia”), as amended by Amendment No. 1 to Amended and Restated Business Combination Agreement, dated as of August 13, 2010 (collectively, the “Business Combination Agreement”);

(vi) the Sponsors’ Warrant and Co-Investment Units Subscription Agreement, dated August 9, 2007, by and between the Company and Berggruen Freedom Holdings, Ltd. (“Berggruen”), as amended and restated by the Amended and Restated Sponsors’ Warrant and Co-Investment Units Subscription Agreement, dated December 6, 2007, by and between the Company and Berggruen (collectively, the “Berggruen Agreement”);

(vii) the Sponsors’ Warrant and Co-Investment Units Subscription Agreement, dated August 9, 2007, by and between the Company and Marlin Equities II, LLC (“Marlin”), as amended and restated by the Amended and Restated Sponsors’ Warrant and Co-Investment Units Subscription Agreement, dated December 6, 2007, by and between the Company and Marlin (collectively, the “Marlin Agreement”, and together with the Berggruen Agreement, the “Co-Investment Agreements”); and

(viii) a certificate of an officer of the Company as to certain matters.

With respect to all documents examined by us, we have assumed (i) that all signatures on documents examined by us are genuine, (ii) the legal capacity under all applicable laws and regulations of all natural persons signing each of said documents as, or on behalf of, the parties thereto, (iii) that all documents submitted to us as originals are authentic, and (iv) that all documents submitted to us as copies conform with the originals of those documents.

BACKGROUND

We have been advised, and therefore assume for purposes hereof, that pursuant to the Business Combination Agreement, (i) the Company will be merged with and into Liberty Virginia, pursuant to which Liberty Virginia will be the surviving corporation, and the separate corporate existence of the Company will cease (the “Reincorporation Merger”), and (ii) immediately following the Reincorporation Merger, Liberty Virginia and Prisa will effect a statutory share exchange pursuant to the Virginia Stock Corporation Act on the terms and subject to the conditions of the Business Combination Agreement pursuant to which each outstanding share of Liberty Virginia will be exchanged for either, at the option of the stockholder, $10.00 in cash or the following mixed consideration: (i) 1.5 Prisa Class A ordinary shares (“Prisa Class A Shares”), (ii) 3 Prisa Class B convertible non-voting shares (“Prisa Class B Shares,” and together with the Prisa Class A Shares, the “Prisa Stock”) and (iii) $.50 in cash (the “Share Exchange,” and together with the Reincorporation Merger, the “Proposed Transaction”). As a result of the Share Exchange Liberty Virginia will become a wholly-owned subsidiary of Prisa. We have been advised and further assume that the Company’s stockholders and warrantholders immediately prior to the Reincorporation Merger will be the holders of between 51.6% and 57.7% of the outstanding capital stock of Prisa on a fully diluted basis immediately following the Proposed Transaction,1 and, assuming that the Company’s stockholders do not convert the Prisa Class B Shares received in the Proposed Transaction into Prisa Class A Shares, will control between approximately 45.0% and 50.6% of the total voting power of Prisa.1

Article FIFTH of the Certificate of Incorporation defines “Business Combination” as “the acquisition by the Company of one or more operating businesses whose fair market value, individually or collectively, is equal to at least 80% of the Trust Fund plus the proceeds of the Co-Investment (excluding any deferred underwriting discounts and commissions) (each, a ‘Target Business’) through a merger, stock exchange, asset acquisition, reorganization or similar business combination.” We have been advised and assume for purposes hereof that the Prisa Stock to be received by the stockholders and warrantholders of the Company as a result of the Proposed Transaction has a fair market value that is greater than 80% of the Trust Fund (as defined in the Certificate of Incorporation) plus the proceeds of the Co-Investment (excluding any deferred underwriting discounts and commissions) . We further understand and assume for purposes hereof, that the Proposed Transaction will be submitted to the stockholders of the Company for their approval in accordance with Paragraph A. of Article FIFTH of the Certificate of Incorporation, and that the Reincorporation Merger will not be effected unless the Share Exchange is also effected immediately thereafter. Article FIFTH, Paragraph A. of the Certificate of Incorporation provides:

Prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval in accordance with this paragraph A regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL or other applicable law. In addition to any affirmative vote required by law and/or Preferred Stock Designation, if any, the affirmative vote of at least a majority in voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally, voting together as a single class, shall be required for the Corporation to consummate any Business Combination. Notwithstanding receipt of stockholders approval as required by this paragraph A, the Corporation shall not consummate a Business Combination if 30% or more of the Common Stock issued in the IPO exercise their option to require the Corporation to redeem the shares of Common Stock held by them in accordance with paragraph B of Article FOURTH.

We understand that the Proposed Transaction will not occur if the holders of more than 30% of the common stock of the Company issued in the Company’s initial public offering exercise their option to require the Company to redeem their shares under Article FIFTH, Paragraph B. of the Certificate of Incorporation, and that any stockholder who does not wish to participate in the Proposed Transaction may elect to have its shares redeemed under Article FIFTH, Paragraph B. of the Certificate of Incorporation.

     1 Depending upon the number of shares of common stock of the Company validly redeemed in connection with the Business Combination or electing to receive $10.00 in cash and assuming that the expected Prisa Warrant issuance occurs as described in the Registration Statement.

We also understand and therefore assume for purposes hereof, that the Company’s warrant holders have been or will be approving and consenting to an amendment to the terms of the warrant agreement governing the Company’s outstanding warrants (the “Amendment”). We have been further advised and therefore assume for purposes hereof, that the Amendment is a condition to the consummation of the Proposed Transaction under the Business Combination Agreement.

DISCUSSION

You have asked our opinion as to whether: (i) the Proposed Transaction is a Business Combination within the meaning of Article FIFTH of the Certificate of Incorporation notwithstanding that the Company is not the surviving or resulting entity of the Proposed Transaction; (ii) the Co-Investment may be waived by the parties to the Co-Investment Agreements without an amendment to the Certificate of Incorporation; and (iii) conditioning the Proposed Transaction on the receipt of the approval and consent of the Amendment by the Company’s warrantholders does not conflict with Article FIFTH, Paragraph A. of the Certificate of Incorporation or require an amendment to the Certificate of Incorporation.

The certificate of incorporation of a Delaware corporation is interpreted by the same rules that are used to interpret statutes, contracts and other written instruments. See Hibbert v. Hollywood Park, Inc., 457 A.2d 339, 342-43 (Del. 1983); accord Berlin v. Emerald Pr’s, 552 A.2d 482 (Del. 1989). Provisions unambiguous in their language are to be given effect as written. See id. However, the certificate of incorporation should be construed in its entirety, and an attempt should be made to reconcile all of its provisions in order to determine the meaning intended to be given to any particular portion of it. See Sullivan Money Mgmt., Inc. v. FLS Holdings Inc., 1992 WL 345453, at *4 (Del. Ch. Nov. 20, 1992); Wood v. Coastal States Gas Corp., 401 A.2d 932, 937 (Del. 1979); Warner Commc’ns, Inc. v. Chris-Craft Industries, Inc., 583 A.2d 962, 967 (Del. Ch. 1989). The provisions of a certificate of incorporation must be interpreted to give effect to their purpose, and where literal language is not in accord with that purpose, or leads to unreasonable or absurd results, the language must give way to a reasonable interpretation. In re Estate of Nelson, 447 A.2d 438 (Del. Ch. 1982); Magill v. N. Am. Refractories Co., 128 A.2d 233 (Del. 1956).

A contract should be “considered in its entirety, and all of the language reviewed together in order to determine the meaning intended to be given to any portion of it.” Ellingwood v. Wolf’s Head Oil Refining CO., 38 A.2d 743, 747 (Del. 1944). In so doing, a court may compare the different provisions of the contract as a guide in determining the intent of the parties. See Kaiser Aluminum Corp. v. Matheson, 681 A.2d 392, 395 (Del. 1996). Further, “[i]t is well established that a court interpreting any contractual provision ... must give effect to all terms of the instrument, must read the instrument as a whole, and, if possible, reconcile all the provisions of the instrument.” Elliott Assocs., L.P. v. Avatex Corp., 715 A.2d 843, 854 (Del. 1998). Furthermore, some Delaware courts have also held that under the modern view of contract interpretation, the court “may consider undisputed background facts to place the contract in its historical setting.” FGC Holdings Ltd. v. Teltronics, Inc., 2005 WL 2334357, at *5 (Del. Ch. Sept. 14, 2005) (citing Eagle Indus. Inc. v. DeVilbiss Health Care, Inc., 702 A.2d 1228, 1233 n.7 (Del. 1997)).

Under Delaware law, the parties’ intentions form the touchstone of contract interpretation. E.I. du Pont de Nemours & Co. v. Shell Oil Co., 498 A.2d 1108, 1113 (Del. 1985); Demetree v. Commonwealth Trust Co., 1996 WL 494910, at *3 (Del. Ch. Aug. 27, 1996). The clear meaning approach begins with the language of the contract. Watkins v. Beatrice Cos., 560 A.2d 1016, 1021 (Del. 1989). If the writing is plain and clear on its face, then the writing itself provides the sole source for interpreting the parties’ intent. City Investing Co. Liquidating Trust v. Continental Cas. Co., 624 A.2d 1191, 1198 (Del. 1993); Kapoor v. Fujisawa Pharmaceutical Co., 1994 WL 233947, at *6 (Del. Super. May 10, 1994). “Only when there are ambiguities may a court look to collateral circumstances. The language of the Agreement must . . . be the starting point.” Citadel Holding Corp. v. Roven, 603 A.2d 818, 822 (Del. 1992) (internal citation omitted). A clear and unambiguous writing leaves no room for construction or interpretation of the agreement. Nepa v. Marta, 415 A.2d 470, 473 (Del. 1980); Myers v. Myers, 408 A.2d 279, 280 (Del. 1979). In such a case, the court should rely solely on the clear, literal meaning of contract’s terms. Demetree, 1996 WL 494910, at *4.

If contractual language is ambiguous, then a Delaware court will consider parol, or extrinsic, evidence to clarify the contract’s meaning. See Sundlun v. Executive Jet Aviation, Inc., 273 A.2d 282, 285 (Del. Ch. 1970) (“if the meaning of the words used is not plain and unambiguous, ... then the court will look to the surrounding circumstances”). Delaware courts have looked to extrinsic evidence in interpreting certificates of incorporation. See Waggoner v. Laster, 581 A.2d 1127, 1135-6 (Del. 1990) (considering extrinsic evidence to determine the existence of super-majority voting rights); but see Kaiser Aluminum Corp., 681 A.2d at 398-9 (applying principle of contra proferentem to “hopelessly ambiguous” certificate of designations). A writing is not made ambiguous simply because the parties disagree on its construction. City Investing Company Liquidating Trust v. Continental Casualty Co., 624 A.2d 1191, 1198 (Del. 1993); accord Centaur Pr’s, IV v. Nat’l Intergroup, Inc., 582 A.2d 923, 927 (Del. 1990). Instead, a contract is ambiguous if the provision at issue is reasonably susceptible to two or more different interpretations. Rhone-Poulenc Basic Chems. Co. v. American Motorist Ins. Co., 616 A.2d 1192, 1196 (Del. 1992); Bell Atl. Meridian Sys. v. Octel Commc’ns Corp., 1995 WL 707916 (Del. Ch. Nov. 28, 1995); Engerbretsen v. Engerbretsen, 675 A.2d 13, 17 (Del. Super. 1995), aff’d sub nom. Engebretsen v. United Serv. Auto. Ass’n, 676 A.2d 902 (Del. 1996). In applying these tests, Delaware courts adopt an objective standard. The court will not assess ambiguity based on what the parties to the contract intended the words to mean, but rather what a reasonable person in the parties’ position would have thought the words meant. Rhone-Poulenc, 616 A.2d at 1196; see Rainbow Navigation, Inc. v. Yonge, 1989 WL 40805, at *2 (Del. Ch. Apr. 24, 1989) (applying objective theory of contracts).2

Based upon the foregoing, Delaware courts would utilize contractual principles in analyzing the provisions of the Certificate of Incorporation. Where the language of a Certificate of Incorporation is clear and unambiguous, Delaware courts will construe such language as written. In the event the language is determined to be ambiguous, Delaware courts have, in appropriate circumstances, looked to extrinsic evidence to determine the intent of the parties.

ANALYSIS

I.	Whether the Proposed Transaction is a Business Combination within the meaning of Article FIFTH of the Certificate of Incorporation notwithstanding that the Company is not the surviving or resulting entity of the Proposed Transaction.

“Business Combination” is defined in Article FIFTH of the Certificate of Incorporation as “the acquisition by the Corporation of one or more operating businesses whose fair market value, individually or collectively, is equal to at least 80% of the Trust Fund plus the proceeds of the Co-Investment (excluding any deferred underwriting discounts and commissions) (each, a ‘Target Business’) through a merger, stock exchange, asset acquisition, reorganization or similar business combination.” The Proposed Transaction consists of two transactions, the Reincorporation Merger and the Share Exchange. The Reincorporation Merger is a merger and thus absent further qualification is expressly included in the definition of Business Combination. Likewise, the Share Exchange is expressly included in the definition of Business Combination. The question that has been raised is whether the phrase “acquisition by the Company” is intended to limit the types of mergers and share exchanges to those where “the Company” is the surviving entity.

On its face Article FIFTH does not require that the Company be the surviving or resulting entity of a Business Combination. An “acquisition by the Company” may be structured in a way that “the Company” is not the survivor of the transaction but the stockholders of the Company immediately prior to the transaction become the owners of the surviving or resulting entity. See Lou Kling & Eileen Nugent, Negotiated

     2 Where necessary, extrinsic evidence can be used to help the court determine the clear meaning of contractual terms. See Playtex FP, Inc. v. Columbia Cas. Co., 622 A.2d 1074, 1076-77 (Del. Super. 1992) (admitting expert testimony regarding industry practices to aid in interpreting an insurance policy). In this situation, extrinsic evidence is used to determine a word’s clear meaning, which is then enforced without the need for extrinsic evidence. Absent terms with specialized meanings or evidence of a latent ambiguity, courts will give words and terms their ordinary meaning. University Reality Assoc., Inc. v. Wendy’s Old Fashioned Hamburgers, C.A. No. 12345, slip op. at 11 (Del. Ch. Dec. 19, 1992).

Acquisitions of Companies, Subsidiaries and Divisions § 1,02[7] (2010) (“It sometimes makes sense to reverse the roles of purchaser and target in [an acquisition] and achieve the same economic result by having the target acquire the purchaser. There are numerous reasons why this might make sense in any given transaction... .”). The determination of which party to a business combination survives the business combination is usually driven by tax or regulatory issues.3 Frequently, such tax or regulatory issues require that an “acquisition” be structured in a way that the “acquiring” entity is not technically the surviving entity. Since the Company is a blank check company or “shell” with no operating business, whether the Company survives the Business Combination or the acquired entity survives the Business Combination is of no significance from an economic perspective or otherwise from the standpoint of the stockholders or warrantholders of the Company. Rather, whether the stockholders and warrantholders of the Company will control the resulting or surviving entity from an economic or voting perspective is the appropriate inquiry. Further, the ordinary usage of the term “business combination” under Delaware law is not limited to transactions where the acquiring company is the survivor. See e.g., 8 Del. C. § 203(c)(3)(i). By virtue of the Proposed Transaction, the stockholders and warrantholders of the Company immediately prior to the Proposed Transaction will be the holders of between 51.6% and 57.7% of the outstanding capital stock of Prisa on a fully diluted basis immediately following the Proposed Transaction. Thus, the Proposed Transaction is in accord with the Company’s disclosures set forth in the Prospectus, which provides that the Company “will not become a holding company for a minority interest in a target business. [The Company] will only seek to acquire greater than 50% of the outstanding equity interests or voting power of one or more target businesses.” In the Proposed Transaction, the stockholders and warrantholders of the Company (who, effectively, are the Company) will acquire more than 50% of the economic interest of Prisa.

We note that the Company’s stockholders will not be harmed by a broad interpretation of Business Combination. Any stockholder may elect, in lieu of participating in the Proposed Transaction, to have their stock redeemed under Article FOURTH, Paragraph B. of the Certificate of Incorporation, at a price equal to the funds in the Trust Fund (as defined in the Certificate of Incorporation) as of the date that is two days prior to the consummation of the Business Combination divided by the number of shares of Common Stock of the Company issued in the Company’s initial public offering. In addition, even if the Proposed Transaction is approved, the Company’s stockholders that do not desire to hold shares of Prisa may elect to receive $10 in cash, the Company’s initial public offering price. See Prospectus. Additionally, if holders of 30% or more of the shares issued in the Company’s initial public offering elect to have their shares redeemed, the Company will not be permitted to consummate the Business Combination, regardless of whether a majority of the outstanding shares of the Company approved the Proposed Transaction.4 Under these circumstances, we see no reason to interpret “Business Combination” to only include mergers or stock exchanges in which the Company is the surviving or resulting entity, as opposed to any merger or stock exchange which will result in the stockholders and warrantholders of the Company owning a majority of the economic interest in the surviving or resulting entity.

II.	Whether the Co-Investment may be waived by the parties to the Co-Investment Agreements without an amendment to the Certificate of Incorporation.

The definition of Business Combination requires that “the fair market value of the acquisition be equal to at least 80% of the Trust Fund plus the proceeds of the Co-Investment.” (emphasis added). A Co-Investment is defined as “the Units issued pursuant to the Sponsors’ Warrants and Co-Investment Units Subscription Agreement, dated as of August 9, 2007, between the Corporation and certain investors immediately prior to the consummation by the Corporation of a Business Combination.” We understand that the parties have

     3 We have been advised that for Spanish regulatory reasons, Prisa must be the surviving entity of the Proposed Transaction.
     4 Article FIFTH, Paragraph A of the Certificate of Incorporation provides “[n]otwithstanding receipt of stockholder approval as required by this paragraph A, the Corporation shall not consummate a Business Combination if 30% or more of the Common Stock issued in the IPO exercise their option to require the Corporation to redeem the shares of Common Stock held by them in accordance with paragraph B of Article FOURTH.”

determined to waive the Co-Investment and that a question has been raised as to whether this waiver can be effected without an amendment to the Certificate of Incorporation. The Certificate of Incorporation does not assign or mandate a specific value for the Co-Investment. Thus, the amount of the Co-Investment, if any, is permissive and not mandatory under the terms of the Certificate of Incorporation. Alternatively, the Certificate of Incorporation provides that the Co-Investment be equal to a sum as determined in accordance with the Certificate of Incorporation; however, the Certificate of Incorporation does not prohibit the amount of the Co-Investment from equaling zero. Thus, in our view, no amendment to the definition of Business Combination in the Certificate of Incorporation is required in order to waive the Co-Investment.

III.	Whether conditioning the Proposed Transaction on the receipt of the approval and consent of the Amendment by the Company’s Warrantholders conflicts with Article FIFTH, Paragraph A. of the Certificate of Incorporation or requires an amendment to the Certificate of Incorporation.

Article FIFTH, Paragraph A. of the Certificate of Incorporation provides, in part, that “prior to the consummation of any Business Combination, the Corporation shall submit such Business Combination to its stockholders for approval in accordance with this paragraph A regardless of whether the Business Combination is of a type which normally would require such stockholder approval under the DGCL or other applicable law.” In addition to this vote, the Proposed Transaction is conditioned on the warrantholders approving and consenting to the Amendment. We understand that a question has been raised as to whether conditioning the Proposed Transaction on approval of the Amendment by the warrantholders requires an amendment to the Certificate of Incorporation.

In our view, conditioning the Proposed Transaction on the approval of the Amendment by the warrantholders does not alter or modify the stockholder approval requirement set forth in Article FIFTH, Paragraph A. of the Certificate of Incorporation. Rather, it is an additional term of the Business Combination that the stockholders are being asked to approve. In our view, no amendment to the Certificate of Incorporation is required to condition the Proposed Transaction on the warrantholders’ approval of and consent to the Amendment.

The contractual right of the warrantholders to approve and consent to the Amendment is not synonymous with the right to vote of the stockholders set forth in the Certificate of Incorporation. Matulich v. Aegis Communications Group, Inc., 942 A.2d 596 (Del. 2008). In Matulich the court noted that there is no legal impediment to giving preferred stockholders a contractual right of approval and consent to a merger, but no statutory right to vote on the merger itself. Id. at 602. The court found that the contractual right of approval and consent prior to the consummation of a merger that was afforded to the preferred stockholders was different from the statutory right to vote on the merger and did not constitute a statutory right to vote on a merger. Id. Furthermore, the Certificate of Incorporation does not grant the warrantholders the right to vote on the approval of the Amendment or on the Proposed Transaction. Thus, contractual approval and consent right of the warrantholders does not alter or modify the stockholder vote found in Article FIFTH, Paragraph A. of the Certificate of Incorporation. Therefore, in our view the Business Combination Agreement may contractually condition the Proposed Transaction on the receipt of the approval and consent of the Amendment by the Company’s warrantholders and such condition does not affect the right of stockholders to vote on the Proposed Transaction under Article FIFTH of the Certificate of Incorporation or require an amendment to the Certificate of Incorporation.

CONCLUSION

We note that there is no statute or case that resolves the issues presented for our consideration. Based upon and subject to the foregoing, and subject to the limitations stated herein, it is our opinion that: (i) the Proposed Transaction is a Business Combination within the meaning of Article FIFTH of the Certificate of Incorporation notwithstanding that the Company is not the surviving or resulting entity of the Proposed

Transaction; (ii) the Co-Investment may be waived by the parties to the Co-Investment Agreements without an amendment to the Certificate of Incorporation; and (iii) conditioning the Proposed Transaction on the receipt of the approval and consent of the Amendment by the Company’s warrantholders does not conflict with Article FIFTH, Paragraph A. of the Certificate of Incorporation or require an amendment to the Certificate of Incorporation.

We are admitted to practice law in the State of Delaware and do not hold ourselves out as being experts on the law of any other jurisdiction. The foregoing opinions are limited to the laws of the State of Delaware currently in effect, and we have not considered and express no opinion on the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

This opinion is rendered for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein. We further understand that you may include this opinion letter as an Annex to the proxy statement/prospectus included as part of a Registration Statement on Form F-4 filed with the Securities and Exchange Commission, which proxy statement/prospectus will be used in connection with the special meeting of stockholders of the Corporation to consider and vote upon the Business Combination, and we consent to your doing so.

Very truly yours,

/s/ Richards, Layton & Finger, P.A.

Annex O

PLAN OF DISTRIBUTION
OF
LIBERTY ACQUISITION HOLDINGS CORP.

(A Dissolved Delaware Corporation)

This Plan of Distribution (or “Plan”) of Liberty Acquisition Holdings Corp. (“Liberty”) is dated this           day of [    ●    ], 2010.

WHEREAS, Liberty elects to adopt a plan of distribution pursuant to Section 281(b) of the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, Liberty has paid or made reasonable provision to pay all claims and obligations of Liberty known to it, including all contingent, conditional or unmatured contractual claims, other than the following:

1. The fees and expenses in connection with legal, accounting and other services rendered prior to the date hereof, all as shown on Liberty’s unaudited interim financial statements at and for the period ended [    ●    ], 2010, and liabilities and obligations incurred or to be incurred after such date to vendors or other persons for services rendered or goods sold, including fees and expenses in connection with legal, accounting and other professional services to be rendered in connection with the dissolution and liquidation of Liberty and the winding up of its business and affairs (the “Outstanding Obligations”);

2. Liabilities for taxes (the “Tax Liabilities”); and

3. Liberty’s obligations to holders of its shares of common stock, par value $0.0001 per share (the “Common Stock”), issued in its initial public offering (the “IPO”) to distribute the proceeds of the trust account (the “Trust Account”) established in connection with the IPO upon the dissolution and liquidation of Liberty as provided in Liberty’s Restated Certificate of Incorporation (the “Charter”) and its prospectus for the IPO;

WHEREAS, to the best of Liberty’s knowledge there are no pending actions, suits or proceedings to which Liberty is a party;

WHEREAS, there are no facts known to Liberty indicating that claims that have not been made known to Liberty or that have not arisen are likely to become known to Liberty or to arise within ten years after the date of dissolution; and

WHEREAS, each of Nicolas Berggruen and Martin Franklin has agreed with Liberty in connection with its IPO, to jointly and severally, indemnify and hold harmless Liberty against any and all losses, liabilities, claims, damages and expenses whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened, or any claim whatsoever) which Liberty and/or the Trust Account may suffer or to which Liberty and/or the Trust Account may become subject to as a result of any claim by any vendor (including, but not limited to, accountants, lawyers and investment bankers), prospective target business (or any affiliate of any such prospective target business) or other entity that is owed money by Liberty for services rendered, products sold or financing provided, in each case to the extent that such losses, liabilities, claims, damages or expenses reduce the aggregate amount of funds in, or distributable (or distributed) to the stockholders of Liberty from, the Trust Account.

NOW THEREFORE, Liberty adopts the following Plan, which shall constitute a plan of distribution in accordance with Section 281(b) of the DGCL:

1. PAYMENT OF LIABILITIES AND OBLIGATIONS.

(a) Liberty shall, as soon as practicable following the filing by Liberty of a certificate of dissolution pursuant to Section 275(d) of the DGCL and the effectiveness of Liberty’s dissolution in accordance with the DGCL, (a) pay or reasonably provide for the payment in full, or in such other

O-1

amount as shall be agreed upon by Liberty and the relevant creditor of the Outstanding Obligations, from assets other than in the Trust Account, and (b) pay or reasonably provide for the payment in full of all Tax Liabilities including, if determined by Liberty’s chief executive officer as in the best interests of Liberty, from the assets in the Trust Account.

(b) If, after the date hereof, but prior to the conclusion of the period established by Section 278 of the DGCL, Liberty or any successor entity shall obtain knowledge of any (i) pending actions, suits or proceedings to which Liberty is a party, or (ii) claims are likely to arise or to become known to Liberty or any successor entity within 10 years after the date of dissolution of Liberty, Liberty or any successor entity shall pay or make reasonable provision to pay such claim or obligation.

2. CONTINGENCY RESERVE. There being no facts now known to Liberty suggesting that any unknown claims or obligations of Liberty or claims that have not arisen against Liberty exist or might arise, Liberty shall retain the indemnification obligations owed by each of Nicolas Berggruen and Martin Franklin to Liberty referred to in the recital above as provision for any and all such claims and obligations.

3. AUTHORITY OF OFFICERS AND DIRECTORS. The Board and the officers of Liberty shall continue in their positions for the purpose of winding up the affairs of Liberty as contemplated by the laws of the State of Delaware. The Board may appoint officers, hire employees and retain independent contractors in connection with the winding up process as permitted by the DGCL but not for the purpose of continuing the business for which Liberty was organized and is authorized to pay such persons compensation for their services; provided, however, that no current officer or director of Liberty shall receive any compensation for his or her services as aforesaid and that any such compensation to such other persons shall be fair and reasonable. The adoption of the Plan by the Board shall constitute full and complete authority, in accordance with and subject to the terms of the Charter, for the Board and the officers of Liberty, without further stockholder action, to do and perform any and all acts and to make, execute and deliver any and all agreements, conveyances, assignments, transfers, certificates and other documents of any kind and character that the Board or such officers deems necessary, appropriate or advisable (a) to cause Liberty’s withdrawal from all jurisdictions in which it is authorized to do business; (b) to sell, dispose, convey, transfer and deliver the assets of Liberty in all events, consistent with this Plan; (c) to satisfy or provide for the satisfaction of Liberty’s claims and obligations in accordance with Section 281(b) of the DGCL; and (d) to distribute all of the remaining funds of Liberty to its stockholders in complete cancellation of its stock in all events, consistent with this Plan.

4. CONVERSION OF ASSETS INTO CASH OR OTHER DISTRIBUTABLE FORM. Subject to approval by the Board, the officers and agents of Liberty shall, as promptly as feasible, proceed to collect all sums due or owing to Liberty, including recovery of any tax refunds, to sell and convert into cash any and all corporate assets and, out of the assets of Liberty, attempt to pay, satisfy and discharge or make adequate provision for the payment, satisfaction and discharge of all debts and liabilities of Liberty pursuant to Section 1 above, including all expenses of the sale of assets and of the dissolution and liquidation provided for by this Plan.

5. RECOVERY OF ASSETS. In the event that Liberty (or any trustee or receiver for Liberty appointed pursuant to Section 279 of the DGCL) shall recover any assets or funds belonging to Liberty, including any tax refunds, such funds shall first be used to satisfy any claims against or obligations of Liberty in accordance with Section 1 above and to the extent any assets or funds remain thereafter, shall be distributed to its stockholders in accordance with Section 9 below; provided, however, that nothing herein shall be deemed to preclude Liberty (or any trustee or receiver for Liberty) from petitioning any court of competent jurisdiction for instructions as to the proper distribution and allocation of any such assets or funds that may be recovered by or on behalf of Liberty.

6. PROFESSIONAL FEES AND EXPENSES. In connection with and for the purpose of implementing and assuring completion of this Plan, Liberty may, in the sole and absolute discretion of Liberty’s chief executive officer, pay any legal, brokerage, agency and other fees and expenses of persons rendering services to Liberty in connection with the collection, sale, exchange or other disposition of Liberty’s property and assets and the implementation of this Plan.

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7. INDEMNIFICATION. Liberty shall continue to indemnify its officers, directors, employees and agents in accordance with the Charter, its bylaws and any contractual arrangements for actions taken in connection with this Plan and the winding up of the affairs of Liberty. The Board, in its sole and absolute discretion, is authorized to obtain and maintain insurance as may be necessary, appropriate or advisable to cover Liberty’s obligations hereunder, including, without limitation, directors’ and officers’ liability coverage.

8. LIQUIDATING TRUST. The Board may, but is not required to, establish and distribute assets of Liberty to a liquidating trust, which may be established by agreement in form and substance determined by the Board with one or more trustees selected by the Board. In the alternative, the Board may petition a court of competent jurisdiction for the appointment of one or more trustees to conduct the liquidation of Liberty, subject to the supervision of the Court. Whether appointed by an agreement or by the court, any trustee or trustees shall in general be authorized to take charge of Liberty’s property, and to collect the debts and property due and belonging to Liberty, with power to prosecute and defend, in the name of Liberty or otherwise, all such suits as may be necessary or proper for the foregoing purposes, and to appoint agents under them and to do all other acts which might be done by Liberty that may be necessary, appropriate or advisable for the final settlement of the unfinished business of Liberty.

9. LIQUIDATING DISTRIBUTIONS. After the date of dissolution of Liberty, and after the completion of payment of claims or provision for claims, in each case, in accordance with Section 1 above, Liberty shall distribute any remaining assets to the stockholders of Liberty in accordance with the Charter and the Trust Agreement (as defined in the Charter) in complete satisfaction of any claims that the stockholders may have with respect to their ownership of capital stock of Liberty. Upon completion of the distributions contemplated by this Section 9, all of the outstanding shares of capital stock of Liberty shall be deemed cancelled and shall cease to exist. As a condition to the distributions contemplated by this Section 9, Liberty may require a stockholder to surrender any and all certificates representing capital stock of Liberty. Any determinations as to the completion of payment of claims or provisions of claims, in each case, in accordance with Section 1 and/or the remaining assets available for distribution to stockholders of Liberty in accordance with this Section 9 shall, to the fullest extent permitted by law, be made in the exercise of the sole and absolute discretion of Liberty’s chief executive officer.

10. AMENDMENT OR MODIFICATION OF PLAN. If for any reason the Board determines that such action would be in the best interests of Liberty, it may amend or modify this Plan and all actions contemplated hereunder to the extent permitted by the DGCL and in accordance with and subject to the terms of the Charter; provided, however, that Liberty will not amend or modify this Plan under circumstances that would require additional stockholder approval under the DGCL, the Charter and/or the federal securities laws without complying with such laws.

11. CANCELLATION OF STOCK AND STOCK CERTIFICATES. From and after the date of dissolution of Liberty, it shall no longer permit or effect transfers of any of its stock, except by will, intestate succession or operation of law.

12. LIQUIDATION UNDER CODE SECTIONS 331 AND 336. It is intended that this Plan shall be a plan of complete liquidation of Liberty in accordance with the terms of Sections 331 and 336 of the Code and the Treasury regulations promulgated thereunder. This Plan shall be deemed to authorize the taking of such action as may be necessary or determined to be appropriate by the appropriate officers of Liberty to conform with the provisions of said Sections 331 and 336.

13. FILING OF TAX FORMS. The appropriate officers of Liberty are authorized and directed to execute and file on a timely basis an Internal Revenue Form 966 pursuant to Section 6043 of the Code and such additional forms and reports with the Internal Revenue Service as may be necessary or appropriate in connection with this Plan and the carrying out thereof.

14. GOVERNING LAW. This Plan shall be governed by and construed under the laws of the State of Delaware (without regard to conflicts of laws principles), all rights and remedies being governed by said laws.

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